Form 20-F
period 2018-12-31
Pintec Technology Holdings Ltd
filed 2019-07-30
CIK 1716338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-38712

Pintec Technology Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

9/F Heng An Building No. 17 East 3rd Ring Road Chaoyang District, Beijing People’s Republic of China +86 10 8564-3600
(Address of principal executive offices)

Steven Yuan Ning Sim, Chief Financial Officer

Telephone: +86 10 8564-3600

Email: steven.sim@pintec.com

9/F Heng An Building

No. 17 East 3rd Ring Road

Chaoyang District, Beijing

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing seven Class A ordinary shares, par value US$0.000125 per share)	PT	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary shares, par value US$0.000125 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)

*              Not for trading, but only in connection with the listing on The Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2018, there were 213,811,958 Class A ordinary shares and 51,782,495 Class B ordinary shares, par value US$0.000125 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†    The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012. Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

•                  “ADSs” refer to our American depositary shares, each of which represents seven Class A ordinary shares;

•                  “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “Class A ordinary  shares” refer to our Class A ordinary shares, par value US$0.000125 per share;

•                  “Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.000125 per share;

•                  “Jimu Group” refers to our predecessor and its subsidiaries and variable interest entities that operate its peer-to-peer lending business;

•                  “our predecessor” refers to Jimu Holdings Limited, formerly known as Pintec Holdings Limited;

•                  “registered users” are individuals who have registered on our system with their name, government-issued identification number and mobile phone number

•                  “RMB” or “Renminbi” refers to the legal currency of China;

•                  “shares” or “ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares;

•                  “U.S. GAAP” refers to generally accepted accounting principles in the United States;

•                  “US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States; and

•                  “we,” “us,” “our company,” “our,” or “Pintec” refer to Pintec Technology Holdings Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, its variable interest entities in China.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.

You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•                  our goals and strategies;

•                  our future business development, financial condition and results of operations;

•                  expected changes in our revenues, costs or expenditures;

•                  our expectations regarding demand for and market acceptance of our services and solutions;

•                  our expectations regarding our relationships with funding sources and customers;

•                  competition in our industries; and

•                  developments in government policies, laws and regulations relating to our industries.

We would like to caution you not to place undue reliance on these forward-looking statements. You should read these statements in conjunction with the risks disclosed in “Item 3D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.                                 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.            Selected Financial Data

The following selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The following selected consolidated balance sheet data as of December 31, 2016 have been derived from our audited consolidated financial statements which are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Operations and Comprehensive (Loss)/Income Data:
Revenues:
Technical service fees	34,171	425,311	746,768	108,613
Installment service fees	16,394	139,862	291,077	42,335
Wealth management service fees and others	4,309	3,547	14,796	2,152
Total revenues	54,874	568,720	1,052,641	153,100

Cost of revenues:(1)
Funding cost (including RMB1,120 thousand, RMB1,235 thousand and RMB458 thousand to a related party, respectively)	(16,643)	(78,831)	(161,384)	(23,472)
Provision for credit losses	(16,124)	(115,920)	(70,411)	(10,241)
Origination and servicing cost (including RMB2,732 thousand, RMB2,720 thousand and RMB580 thousand to a related party, respectively)	(27,087)	(177,662)	(323,342)	(47,028)
Cost of revenues	(59,854)	(372,413)	(555,137)	(80,741)
Gross (loss)/profit	(4,980)	196,307	497,504	72,359

Operating expenses:(1)
Sales and marketing expenses (including RMB35,444 thousand, RMB18,215 thousand and RMB4,916 thousand to a related party, respectively)	(72,010)	(72,076)	(99,671)	(14,496)
General and administrative expenses (including RMB60,623 thousand, RMB45,533 thousand and RMB33,692 thousand to a related party, respectively)	(72,849)	(106,323)	(312,979)	(45,521)
Research and development expenses (including RMB40,975 thousand, RMB35,795 thousand and RMB9,499 thousand to a related party, respectively)	(51,172)	(71,517)	(94,989)	(13,816)
Total operating expenses	(196,031)	(249,916)	(507,639)	(73,833)

Operating loss	(201,011)	(53,609)	(10,135)	(1,474)
Change in fair value of convertible loans	—	(7,042)	(9,552)	(1,389)
Share of loss from equity method investments	—	(2,455)	(2,652)	(386)
Impairment from long-term investments	—	(2,000)	—	—
Other income/(loss), net	684	(1,238)	8,822	1,283
Gain from financial guarantee liabilities	—	—	21,397	3,112
(Loss)/income before income tax expense	(200,327)	(66,344)	7,880	1,146
Income tax expense	(167)	(18,516)	(5,709)	(831)
Net (loss)/income	(200,494)	(84,860)	2,171	315
Other comprehensive income	—	841	30,173	4,388
Total comprehensive (loss)/income	(200,494)	(84,019)	32,344	4,703

(1)         Share-based compensation expenses are allocated in operating expense items as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses included in
Cost of revenues	(27)	(27)	(337)	(49)
Sales and marketing expenses	(1,986)	(2,470)	(10,236)	(1,489)
General and administrative expenses	(21,524)	(25,263)	(102,012)	(14,837)
Research and development expenses	(2,128)	(3,258)	(18,675)	(2,716)

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	27,292	370,891	457,442	66,532
Short-term financing receivables, net	359,433	1,506,179	742,117	107,936
Amounts due from related parties	109,701	229,026	475,426	69,148
Total assets	561,971	2,450,797	2,368,026	344,414
Short-term funding debts (including amounts of the consolidated VIEs of RMB382,281 thousand, RMB1,220,884 thousand and RMB679,957 thousand, respectively)	382,281	1,220,884	679,957	98,896
Amounts due to related parties (including amounts of the consolidated VIEs of RMB162,995 thousand, RMB344,028 thousand and RMB80,713 thousand, respectively)	162,995	375,369	96,596	14,050
Total liabilities	571,176	2,512,992	1,310,750	190,640
Total invested deficit/shareholders’ deficit	(9,205)	(62,195)	1,057,276	153,774

Exchange Rate Information

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate on December 31, 2018 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On July 19, 2019, the noon buying rate was RMB6.8812 to US$1.00.

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Risks Relating to Our Business

We have a limited operating history, which makes it difficult to evaluate our future prospects.

We have a limited operating history. Dumiao, our lending solutions platform, was launched in June 2015. Our Hongdian and Polaris wealth management platforms were launched in September 2015 and June 2016, respectively. We have been operating our financial solutions business separately from Jimu’s peer-to-peer funding business only since June 2015, and we have been operating our company substantially as a stand-alone company only since September 2016. We operate in China’s online consumer finance and wealth management industries, which are rapidly evolving and may not develop as we anticipate. There are few established players and no proven business model yet in these new industries. The regulatory framework governing these industries is currently uncertain and rapidly evolving and is expected to remain uncertain for the foreseeable future. Our business partners and financial partners may have difficulty distinguishing our platforms, services and solutions from those of our competitors. As these industries and our business develop, we may modify our business model or change our platforms, services and solutions. These changes may not achieve the expected results and may have a material and adverse impact on our financial condition and results of operations.

You should consider our business and future prospects in light of the risks and challenges we may encounter in these rapidly evolving industries, including, among other things, our ability to:

•                  expand the network of our business partners and financial partners;

•                  provide diversified and distinguishable services and solutions to financial service providers;

•                  enhance our data analysis and risk management capabilities;

•                  navigate an uncertain and evolving regulatory environment;

•                  anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

•                  decrease our reliance on Jimu Group for funding and diversify our funding sources;

•                  maintain a reliable, secure, high-performance and scalable technology infrastructure;

•                  attract, retain and motivate talented employees; and

•                  improve our operational efficiency.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

Regulatory uncertainties relating to online consumer finance in China could harm our business, financial condition and results of operations.

Our business may be subject to a variety of PRC laws and regulations governing financial services. The application and interpretation of these laws and regulations is ambiguous and may be interpreted and applied inconsistently between different government authorities. In addition, the PRC government is in the process of developing and implementing a regulatory framework to govern the online consumer finance market. For example, in May 2017, the then China Banking Regulatory Commission, together with sixteen other departments, issued the “Notice on Further Improving the Rectification of Internet Financial Risks,” also known as Circular 119. Circular 119 requires internet financial institutions to gradually eliminate current non-compliant business operations and not to start new non-compliant business operations. In December 2017, the National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, which has affected our business in a number of ways. In June 2018, the Beijing Office of the Leading Group for the Special Rectification for Internet Financial Risks issued an informal notice to further reinforce the requirements in Circular 119. It also requires that all peer-to-peer platforms registered in its jurisdiction not expand their business scale. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Loans between Individuals” for more information on these regulations. More regulations are expected.

It is difficult for us to predict how our business might have to evolve under these changing circumstances to remain in compliance. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations on our business operations. However, if the PRC government adopts a more stringent regulatory framework for the online consumer finance market in the future and imposes specific requirements (including capital requirements, reserve requirements and licensing requirements) on market participants, our business, financial condition and prospects could be materially and adversely affected. It may be costly for us to comply with applicable PRC laws and regulations. If our ability to continue our current practices, such as our factoring of financial receivables, were to be restricted, our access to funding may be materially constrained. In addition, while we are not currently subject to any licensing requirements, new licensing requirements may be imposed on us in the future. If we are unable to obtain any licenses that may be required in the future or if our practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be subject to other penalties as determined by the relevant government authorities.

Pursuant to the Guidelines on Promoting the Healthy Development of Internet Finance jointly issued by ten PRC regulatory agencies, including the People’s Bank of China and the Ministry of Industry and Information Technology in July 2015, also known as the Internet Finance Guidelines, “online peer-to-peer lending” is defined as direct loans between parties through an internet platform is regarded as private lending transactions. In addition, under The Interim Measures for Administration of the Business Activities of Online Lending Information Intermediary Institutions promulgated in August 2016, or the Interim Measures, “online lending” refers to direct lending between natural persons, legal persons or other organizations, through internet platforms, which definition is consistent with “online peer-to-peer lending” as defined in the Internet Finance Guidelines, and “online lending information intermediary institutions” refer to financial information intermediaries that are engaged in the lending information business and directly provide peers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation between borrowers and lenders for them to form direct peer-to-peer lending relationships. As the Internet Finance Guidelines define online peer-to-peer lending as private lending transactions, the Interim Measures only apply to private lending transactions. Loans funded by financial institutions licensed by financial regulatory authorities are not private lending transactions as defined in the Private Lending Judicial Interpretation issued by the Supreme People’s Court in August 2015. Therefore, facilitation of loans funded directly by such licensed financial institutions is not subject to the regulation set forth in the Interim Measures.

Our Dumiao lending solutions platform does not itself engage in any direct loan facilitation between peers, but merely facilitates loans funded by financial partners. Therefore, we do not consider Dumiao as an “online information intermediary institution” regulated under the Interim Measures. However, due to the uncertainties regarding the interpretations and applications of existing and future PRC laws, regulations and rules, we cannot assure you that the China Banking and Insurance Regulatory Commission or other regulatory authorities would not expand the application of the Interim Measures or otherwise regard Dumiao as an online lending information intermediary. In the event that Dumiao is deemed as an online lending information intermediary in the future, Dumiao may be required to register with local financial regulatory authorities in accordance with the Interim Measures and other laws and regulations applicable to online lending information intermediaries. If any of the foregoing were to occur, our business, financial conditions and results of operations could be materially and adversely affected.

We have historically relied on Jimu Group for most of the funding for the loans we have facilitated, and we will continue to rely on Jimu Group for a significant portion of that funding for some time in the future.

The growth and success of our operations depends on the availability of adequate funding to meet user demand for loans on our online consumer finance platform. We have historically relied on Jimu Group for most of that funding. Jimu Box, Jimu Group’s online peer-to-peer lending platform, was the funding source for 99% of the outstanding loans facilitated through our platform as of December 31, 2016, 81% of the outstanding loans as of December 31, 2017, and 62% of the outstanding loans as of December 31, 2018. Changes in industry regulations in the second half of 2018 limited Jimu Group’s funding capability and the volume of loans that we were able to facilitate dropped significantly at that time. For the year 2018 as a whole, total funding remained largely unchanged and our funding from Jimu Group was approximately three-quarters of what it was in 2017, which was consistent with our strategy to decrease our reliance on Jimu Group, but our total volume of loans facilitated also declined slightly compared to 2017. As we expand the scale of our business, Jimu Group may be unable to meet our demand for funding, and without further diversification of our financial partners, we may be unable to obtain the funding that we need. If adequate funds are not available to meet the demand for loans, we may not be able to attract new business partners or further develop our relationship with existing business partners, which may cause us to lose market share or experience slower-than-expected growth and harm our business, financial condition and results of operations.

According to The Notice on Inspection of Rectification of Online Lending Information Intermediaries, or Circular 57, which was released on December 8, 2017, an online lending information intermediary may not outsource its core business functions. In addition, a company that is carved out from its predecessor online lending information intermediary and maintains its cooperation only with its predecessor online lending information intermediary would be deemed as an integral part of its predecessor online lending information intermediary and be subject to rigorous inspection under the relevant laws and regulations related to online lending intermediaries.

We have been operating our financing solutions business separately from Jimu Group’s peer-to-peer funding business since June 2015, and we have been operating our company substantially as a standalone company since September 2016. However, we and Jimu Group continue to cooperate in various aspects of our respective businesses. In particular, Jimu Box has been the single largest funding source for loans facilitated through our platform, and we expect it to remain so for the foreseeable future. Because we have been expanding our cooperation with additional financial partners and Jimu Box is not our only financial partner, and because we have been developing new lines of business unrelated to the Jimu business, we believe that Circular 57 is not applicable to us. However, if Circular 57 were deemed to be applicable to us and we were deemed to be a part of Jimu Box, we could be subject to inspection as part of Jimu Box, and if we or Jimu Box failed such an inspection, our main funding source and hence our business could be materially and adversely affected.

We face credit risks in most funding situations.

We connect business partners and financial partners and enable them to provide financial services to users, and all the loans that we facilitate are funded by our financial partners. Our goal is to act as a pure financial solutions provider and to minimize the credit risk we take on the loan products that we facilitate. However, market conditions in China’s online consumer finance have been unfavorable to the minimization of credit risk by companies such as ours, and we now have credit risk for a higher proportion of our funding than we did in the past.

By the end of 2018, we bore credit risk in connection with less than half of the point-of-sale installment loans that we facilitated. We did not bear risk under most funding arrangements for personal and business installment loans, but in some cases we funded these loans through trust structures where we retained some liability, and in other cases we provided credit enhancement through our subsidiaries or variable interest entities for personal and business installment loans, and in both of these cases we would bear credit risk as well. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Funding Sources and Credit Risk” for more details.

As of December 31, 2018, we had short-term financing receivables, net, of RMB742.1 million (US$107.9 million) and long-term financing receivables, net, of RMB18.9 million (US$2.7 million) on our balance sheet. We maintain an allowance for credit losses that is determined at a level we believe to be reasonable to absorb probable losses inherent in the portfolio of the financing receivables as of each balance sheet date. The allowance is based on assessments which we perform both on an individual loan basis and on a collective basis. The expected loss rates are applied to the outstanding loan balances to determine the allowance for credit loss for each reporting period. We had an allowance for credit losses of RMB70.4 million (US$10.2 million) for the year ended December 31, 2018.

We have entered into an agreement with Jimu Group on July 19, 2019, which requires us to provide credit enhancement for the loans we facilitate that are funded through Jimu Box, the online consumer finance platform operated by Jimu Group, excluding loans originated before 2019. Jimu Box has been the single largest funding source for loans facilitated through our platform, and we expect it to remain so for the foreseeable future, even as we continue to diversify our funding sources. As a result of this new requirement, we will take credit risk in most funding situations. If our credit assessment and risk management system are not effective, we may suffer material unexpected losses, which would harm our financial performance.

We have significant credit exposure to Jimu Group.

Jimu Group is our related party. We and Jimu Group have a high degree of overlap in shareholding, and we and Jimu Group’s holding company share three board members. Jimu Group is also our largest single funding partner.

In addition to payments we made Jimu Group in the ordinary course of business, we made a series of cash advances to Jimu Group in 2018, in both U.S. dollars and Renminbi, that were not documented contemporaneously by loan agreements. The cash advances totaled RMB441.5 million (US$64.2 million) as of December 31, 2018, and were responsible for the greater part of the amount due from Jimu Group, which amounted to RMB475.4 million (US$69.1 million) as of December 31, 2018. As a result of these cash advances, the amounts due from Jimu Group on our balance sheet became much larger than the amounts due to Jimu Group. As of December 31, 2018, we had RMB475.4 million (US$69.1 million) in amounts due from Jimu Group, as compared to RMB89.5 million (US$13.0 million) in amounts due to Jimu Group. We made additional cash advances of this nature to Jimu Group in 2019 as well, totaling RMB449.9 million (US$65.4 million), until we decided to end this practice in May 2019.

We entered into two loan agreements with Jimu Group on July 19, 2019, to formally document the amounts due from Jimu Group that were attributable to the cash advances we made to Jimu Group outside of the ordinary course of business. The two loan agreements as supplemented, relate to cash that we advanced to Jimu Group in 2018 and early 2019. As of May 31, 2019, the principal amount due under the U.S. dollar-denominated loan agreement was US$21.4 million, and the principal amount due under the Renminbi-denominated loan agreement was RMB154.6 million (US$22.5 million). The Renminbi-denominated loan bears interest at an annual simple (non-compounding) rate of 11%, and the U.S. dollar-denominated loan bears interest at an annual simple (non-compounding) rate of 3.5%. The U.S. dollar-denominated loan matures on January 31, 2020, and the Renminbi-denominated loan matures on January 31, 2022. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group—Cash Advances and Loan Agreements” for more details.

On July 19, 2019, we also entered into an information service cooperation agreement with Jimu Group, pursuant to which we must reimburse Jimu Group for part of the losses under loans that we facilitate using Jimu Group as a funding source. The guarantee only covers those loans that are not recorded on our balance sheet. We must also maintain a guarantee deposit with Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group” for more details. We were required to deposit RMB165.3 million (US$24.0 million) with Jimu Group under this agreement when the agreement was signed. The amount of the initial deposit represented 12% of the loans which we had facilitated and which Jimu Group had funded since January 1, 2019 and which remained outstanding on April 30, 2019, excluding amounts that were in default. In lieu of paying the deposit in cash, we reduced the amount due to us from Jimu Group under the RMB-denominated loan agreement by the same amount. If and when we make further periodic deposits under the information service cooperation agreement with Jimu Group, we will further reduce the remaining amounts due to us under the loan agreement, which are related to additional cash advances we made to Jimu Group in 2019, rather than pay cash, for as long as the loan agreement remains outstanding. Although deposits under the information service cooperation agreement reduce the amount due to us from Jimu Group under the RMB-denominated loan agreement, they do not reduce our credit exposure to Jimu Group.

The amount of our credit exposure to Jimu Group is significant in relation to our total assets and our market capitalization. If we are unable to collect the amounts due to us from Jimu Group, our business, financial condition and results of operations would be materially and adversely affected.

Limitations on credit enhancement may adversely affect our access to funding.

In the fourth quarter of 2017, we started to provide credit enhancement through our variable interest entities for loans that we facilitate with certain financial partners. However, Circular 141 and the Implementation Plans of Internet Micro Finance Companies both prohibit financial institutions from accepting credit enhancement services provided by institutions with no relevant qualifications. We cannot assure you that the arrangements between our subsidiaries and our financial partners would be deemed to be in compliance with those requirements. If we were no longer allowed to continue with our current business practices in this regard, we would need to make adjustments to ensure compliance with relevant laws and regulations, including securing qualified sources to provide credit enhancement services for the borrowers. However, it is uncertain whether our financial partners would accept such adjustments on commercially reasonable terms. As of the date of this annual report, we are in the process of negotiating with some of our financial partners and certain independent guarantee companies, and we have entered into an agreement to allow an independent guarantee company to provide credit enhancement services to the end users of our financial partners. In our cooperation with this independent guarantee company, it will provide guarantees to the end users of our financial partners, but if it fails to perform its obligations to provide guarantees, we will provide supplementary guarantees to them. We intend to cooperate with more independent guarantee companies in the future as soon as practicable. Moreover, due to the lack of interpretation and implementation rules and the fact that the applicable laws and regulations are rapidly evolving, we cannot assure you that we would not be required to make further changes to our business model in the future. If any of the foregoing were to occur, our business, financial condition and results of operations could be materially and adversely affected.

We may be deemed to operate a financing guarantee business by the PRC regulatory authorities.

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, effective October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantees to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee businesses. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate a financing guarantee business without such approval. If any entity violates these regulations and operates a financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$72,722) to RMB1,000,000 (US$145,444), and confiscation of any illegal gains, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

We have provided credit enhancement through our subsidiaries or variable interest entities for loans that we facilitate with certain financial partners. In addition, starting in 2019, Jimu Group has required that we provide credit enhancement for the loans we facilitate that are funded through Jimu Box, the online consumer finance platform operated by Jimu Group. Jimu Box has been the single largest funding source for loans facilitated through our platform, and we expect it to remain so for the foreseeable future.

Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate a financing guarantee business because the credit enhancement services we provide. If such credit enhancement services are deemed to be in violation of the Financing Guarantee Rules, we could be subject to penalties and be required to change our business model. As a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.

The current arrangements with certain of our financial partners and borrowers may have to be modified to comply with existing or future laws or regulations.

Circular 141 and the Implementation Plans of Internet Micro Finance Companies both prohibit third parties that cooperate with financial institutions and internet micro finance companies from directly charging any interest or fees to borrowers. In our cooperation with certain of our financial partners in the past, including with micro finance companies and banks, we directly charged interest and fees to borrowers for loans funded by those financial partners. We have stopped this practice in response to Circular 141 and no longer charge borrowers directly in cooperation with some of our financial partners. Circular 141 and the Implementation Plans of Internet Micro Finance Companies are subject to further interpretation, and detailed implementation rules may be promulgated in the future. We cannot assure you that our current fee arrangements would be deemed to be in compliance with existing or new interpretations or rules. In the event that we are required to modify the current fee arrangements with our financial partners again, our financial partners may be unwilling to cooperate with us to make those adjustments on commercially reasonable terms, or at all. If any of the foregoing were to occur, our business may be materially and adversely affected.

In addition, the Department of Property Insurance Supervision of the China Banking and Insurance Regulatory Commission issued the Notice on Self-examination and Clearing of Accidental Injury Insurance Business of Online Lending Platform on July 22, 2019, which requires property insurance companies to immediately cease selling accidental injury insurance products through online cash loan platforms. In our cooperation with one of our financial partners during the period from April 26, 2019 to June 10, 2019, this financial partner provided borrowers with certain loan products under which the borrowers are required to purchase accidental injury insurance products. We have stopped facilitating such loan products since June 10, 2019. However, the borrowers of such outstanding loans are still required to purchase accidental injury insurance products while the loans remain outstanding. We are currently in the process of negotiating with this financial partner regarding the treatment of the outstanding loans, but we cannot assure you that any subsequent measures taken for such outstanding loans would be deemed to be in compliance with relevant rules and regulations.

Limitations on interest and fees that may be charged to borrowers may adversely affect our ability to collect fees.

In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court in 2015, agreements between a lender and a borrower for loans with annual interest rates below 24% are valid and enforceable. For loans with annual interest rates between 24% and 36%, the courts will likely refuse a borrower’s request for the return of the interest payment if the interest on the loans has already been paid to the lender, provided such payment has not damaged the interest of the state, the community or any third parties. If the annual interest rate of a private loan is higher than 36%, the obligation to make interests payment in excess of 36% is void and the court will uphold the borrower’s claim for the return of the excess portion to the borrower. The Certain Opinions Regarding Further Strengthening the Financial Judgment Work, issued by the Supreme People’s Court in August 2017, provide more detailed rules regarding the legal limits on interest and fees charged in connection with a loan and specify that intermediary service fees charged by an online lending intermediary to circumvent the statutory limit on interest rates for private lending will be held invalid. Circular 141 further clarifies that not just the interest but the total amount of interest and fees charged to borrowers must be within the limit set forth in the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases.

The annual interest and fees charged to our customers in connection with the loans we have facilitated may exceed 24% per year. Therefore, our customers may be entitled to refuse to repay the interest or fees in excess of 24% and the judicial authorities would be unlikely to uphold any claim for remedies that we might make, or they may make a claim for any excess that they paid over 36% per year and the judicial authorities may grant their claim. Since March 1, 2018, the annual interest and fees charged to our customers in connection with the loans we facilitate have been no more than 36%. However, the regulatory authorities may require us to lower our service fees or other fees or require our financial partners to lower the interest rate that they charge to comply with regulatory requirements, and we cannot assure you that we would not be subject to administrative penalties for having charged excessive interest and fees. If we were unable to collect the full amount of interest and fees on outstanding loans, if we were required to return any amounts that we had already collected or if we were required to reduce the interest and fees on new loans, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Regulatory uncertainties relating to campus online lending may materially and adversely affect our business and results of operations.

The laws, regulations, rules and governmental policies governing campus online lending are expected to continue to evolve. There exist uncertainties regarding the interpretation of campus online lending. For a detailed discussion of relevant laws, regulations, rules and notices, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Campus Online Lending.” We intend to lower the age threshold of our end users to the age of 18 in the near future, which might subject us to the laws, regulations, rules and governmental policies governing campus online lending. We plan to implement a number of measures for different loan facilitation scenarios, including the following: (i) any loan request generated by a lender who is labeled with “student consumption” by our business partners in the POS installment loan will be rejected; (ii) any loan request generated by a lender who is identified as a student by our financial partners or business partners through the China Credentials Verification system will be rejected; and (iii) all the lenders who are between the age of 18 and 22 will be required to confirm whether they are students or not, and any loan request generated by those who have selected the option of “students” will be rejected. However, we cannot assure you that the foregoing measures will be sufficient to enable us to fully comply with the laws, regulations, rules and governmental policies governing campus online lending. In the event that any Chinese governmental authority considers us to be conducting a campus online lending business, we will be subject to various liabilities and penalties such as rectification and cancellation of campus online lending products. Accordingly, our business, financial condition and prospects would be materially and adversely affected.

Failure of other technology enablement platforms for the financial service industry or damage to the reputation of other platforms with similar business models may materially and adversely affect our business and results of operations.

Technology enablement is a new type of business model in the financial service industry. Any negative development in this industry or related industries, such as bankruptcies or failures of other technology enablement platforms or online lending platforms, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected, potentially for a prolonged period of time. For example, a considerable number of troubled online lending platforms in China have defaulted or collapsed or otherwise been shut down since June 2018. Although these online lending platforms are not related to us, their failures have adversely affected investors’ confidence in the online consumer finance industry, resulting in a reduction in the availability of funding from individual investors. Consequently, our results of operations and profitability have been adversely affected by market conditions since July 2018, and may continue to be adversely affected for the foreseeable future. Negative developments such as widespread borrower defaults, fraudulent behavior and the closure of other platforms may also lead to heightened regulatory scrutiny and limit the scope of permissible business activities that may be conducted, which may adversely affect our business and results of operations.

The trading price of our ADSs is likely to be volatile due to publicity regarding the online consumer finance industry and the evolving regulatory environment governing this industry in China.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to publicity regarding the online consumer finance industry and the evolving regulatory environment governing this industry in China. While we are not regulated as a financial service provider, we may be affected by PRC financial regulations as a result of the financial products on our platforms and our relationships with our financial partners. In addition, we may be associated with any negative publicity regarding those industries in which our financial and business partners operate. The tremendous growth of the online consumer finance industry has recently led to the offering of commercially unreasonable products in the marketplace from certain market players with questionable business ethics and practices. The peer-to-peer lending industry in China has experienced a number of defaults and bankruptcies since the summer of 2018, and a number of investors have lost significant sums of money as a result. The negative publicity has affected investor confidence and caused a sharp drop in loan volumes on peer-to-peer lending platforms across the industry through the second half of 2018 and into 2019. As a result, a number of Chinese companies operating in the online consumer finance industry who have listed their securities in the United States experienced significant volatility and sudden price declines. The regulatory environment of the online consumer finance industry may continue to evolve in response to factors beyond our control. Any rumors of or perceived changes to the regulations, even if proven to be untrue or completely unrelated or inapplicable to our business, may cause wide fluctuations in the trading price of our ADSs, and in certain cases significant declines, which could result in substantial losses to investors. See also “—Risks Relating to Our ADSs—The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.”

If any wealth management financial product or service on our platform or the business practices of us or any of our financial partners are deemed to violate any new or existing PRC laws or regulations, our business, financial condition and results of operations could be materially and adversely affected.

Financial products and financial service providers are strictly regulated in China. While we are not regulated as a financial service provider, we may be affected by PRC financial regulations as a result of the wealth management financial products on our platform and our relationships with our financial partners. For example, our Hongdian platform lists mutual funds while our Polaris platform constructs portfolios with mutual funds and other assets provided by our financial partners. If any financial product on Polaris or Hongdian is deemed to violate any PRC laws or regulations, we may be liable for distributing the product or assisting in offering the product on our platforms, even if we are not its direct provider. If any of our financial partners is deemed to violate any PRC laws or regulations, we may be jointly liable due to the services or solutions we provide. We may have to remove financial products from our platforms or terminate our relationships with financial partners. As a result of any of the foregoing, our business, financial condition and prospects will be materially and adversely affected.

We generate the majority of our revenues through a limited number of business partners.

We generate the majority of our total revenues through a limited number of business partners. We generated 70.2%, 65.1% and 39.5% of our total revenues through cooperation with our top five business partners in 2016, 2017 and 2018, respectively, among which 55.8%, 46.2% and 18.4% of our total revenues was generated through cooperation with Qunar, respectively. Our partnerships with these business partners are not on an exclusive basis, and the contract durations are short. If these business partners change their policies, terminate their partnership or do not renew their cooperation agreements with us, our business and result of operations may be materially and adversely affected. If we are not able to expand into new verticals and increase penetration in existing verticals to increase the number of our business partners, retain our existing business partners or renew our existing contracts with major business partners on terms favorable to us, our results of operations will be materially and adversely affected.

We have incurred net losses in the past and may incur net losses in the future.

We had net losses of RMB200.5 million in 2016 and RMB84.9 million in 2017. Although we had net income of RMB2.2 million (US$0.3 million) in 2018, we cannot assure you that we will be able to generate net income in the future.

We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract business partners and financial partners and further enhance and develop our platforms. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition, such as the availability of funding or laws and regulations negatively impacting our business. We will continue to grant equity-based awards to eligible participants from time to time in the future, which will result in additional share-based compensation expenses to us. We granted a total of 21,687,500 stock options to directors, officers, employees and consultants of our company and our affiliates in 2018, in each case with strike prices equal to the par value of our ordinary shares, of which 21,424,064 remain outstanding. This has resulted in share-based compensation expenses to us starting from our initial public offering and continuing until the completion of the vesting periods of these grants, which is generally four years. As a result of the foregoing and other factors, our revenue growth may slow, we may incur higher expenses, we may incur additional net losses in the future and we may not be able to achieve or maintain profitability on a quarterly or annual basis.

Our gross margin for point-of-sale lending solutions has historically been low compared to the gross margin for our personal installment loans. The relatively low fees we charge for point-of-sale lending solutions are an inducement for business partners to share traffic with us. Borrowers pay higher fees and interest rates for personal installment loans than point-of-sale installment loans but also have more freedom in deciding how to spend the proceeds. Our success in attracting users of point-of-sale installment loans to borrow personal installment loans or to engage in other transactions that we facilitate, and doing so while simultaneously maintaining effective risk management, will play a significant role in our ability to achieve profitability. If we cannot properly manage our point-of-sale installment loans in a way that continues to attract new users while allowing us to improve our gross margins over time, we may be unable to achieve profitability.

If our platforms, services and solutions do not achieve sufficient market acceptance, our growth prospects and competitive position will be harmed.

The attractiveness of our technology-based services and solutions to our business and financial partners, and our online platforms to users, depend on our ability to innovate. To remain competitive, we must continue to develop and expand our platforms, services and solutions. We must also continue to enhance and improve our data analytics and technology infrastructure. These efforts may require us to develop or license increasingly complex technologies. In addition, new services, solutions and technologies developed and introduced by competitors could render our services and solutions obsolete if we are unable to update or modify our own technology. Developing and integrating new services, solutions and technologies into our existing platforms and infrastructure could be expensive and time-consuming. Furthermore, any new features and functions may not achieve market acceptance. We may not succeed in implementing new technologies, or may incur substantial costs in doing so. Our platforms, services and solutions must achieve high levels of market acceptance in order for us to recoup our investments. Our platforms, services and solutions could fail to attain sufficient market acceptance for many reasons, including:

•                  our credit assessment models may not be accurate;

•                  we may fail to predict market demand accurately and to provide financial services that meet this demand in a timely fashion;

•                  business partners and financial partners using our platforms may not like, find useful or agree with any changes;

•                  there may be defects, errors or failures on our platforms;

•                  there may be negative publicity about our financial services or our platforms’ performance or effectiveness; and

•                  there may be competing services or solutions introduced or anticipated to be introduced by our competitors.

If our platforms, services or solutions do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be materially and adversely affected.

If our credit assessment system is flawed or ineffective, or if we otherwise fail or are perceived to fail to manage credit risk of loans facilitated through our platform, our reputation and market share would be materially and adversely affected, which would adversely impact our business and results of operations.

Our ability to attract business partners and financial partners to our online consumer finance platform and gain their trust is significantly dependent on our ability to effectively evaluate users’ credit profiles and the likelihood of default. To conduct this evaluation, we analyze a variety of information such as basic personal background, third-party bureau data, credit card and bankcard transactional information and transactional information from e-commerce websites. However, our proprietary credit assessment models may inaccurately predict future loan losses under certain circumstances. For instance, after initial credit lines are granted, a user’s risk profile may change due to a variety of factors, such as deteriorating personal finances, which may not be captured by our proprietary credit assessment models in a timely manner. We may also expand our network of business partners and serve new user groups with which we have less experience, and our proprietary credit assessment system may be unable to accurately predict future loan losses of the new user groups. In addition, the model and algorithms used by our proprietary credit assessment engine may contain errors, flaws or other deficiencies that may lead to inaccurate credit assessment. If we fail to continuously refine the algorithms and the data processing and machine learning technologies that we use in our proprietary credit assessment engine, or if these efforts introduce programming or other errors or is otherwise ineffective, or if we fail to continuously expand our data sources or the data provided by customers or third parties is incorrect or obsolete, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loan requests. Our business partners and financial partners may decide not to cooperate with us, or users may choose not to use our platform, and our reputation and market share would be materially and adversely affected, which would adversely impact our business and results of operations.

Our business may be affected by the condition of China’s credit market and competitive landscape of industries in which we operate.

Changes in the condition of China’s credit markets generally impact the demand and supply of financial products, which in turn will affect the demand for financial services and solutions we provide to our business partners. The range, pricing and terms of financial products available in the market partly result from competition among our financial partners and other financial service providers. In a rising interest rate environment, end users may seek funding through other means. In a declining interest rate environment, end users may choose to refinance their loans with lower-priced financial products, which may not be available through our partners. There can be no assurance that our financial partners can respond to fluctuations in interest rates in a timely manner.

In addition, changes in the competitive landscape of the China’s online consumer finance and wealth management industries may affect our business. For example, our business partners and financial partners may accumulate more experience and develop more expertise in using our financial solutions, thus they may develop their own capabilities and forgo using the services provided by independent technology platforms such as ours.

A credit crisis or prolonged downturn in the credit markets could severely impact our operating environment. A credit crisis or prolonged downturn in the credit markets might cause tightening in credit guidelines, limited liquidity, deterioration in credit performance and increased foreclosure activities. Since we predominantly generate our revenues from fees charged for services and not on the basis of outstanding loan amounts, a decrease in transaction volumes could cause a material decline in our revenues for the duration of the crisis, even if we do not bear credit risk in the event of borrower default. Moreover, a financial and credit crisis may be coupled with or trigger a downturn in the macroeconomic environment, which could cause a general decrease in lending activity over a longer period of time. If a credit crisis were to occur, particularly in China’s credit markets, our business, financial performance and prospects could be materially and adversely affected.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

We experience some seasonality in our business, primarily reflecting seasonality in our business partners’ businesses. Our seasonality is associated with seasonal demands for consumer loans and travel and for consumption in general, as users use point-of-sale installment loans to finance installment purchases from our business partners. See “Item 4. Information on the Company—B. Business Overview—Seasonality.” Our quarterly results of operations, including the levels of our revenues, expenses, net loss or income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. In particular, rising default rates will negatively impact our performance if we are not able to maintain our profit margin with a more favorable pricing strategy, but the effect may be masked temporarily for the off-balance sheet loans that we facilitate if the terms of our agreements with our financial partners who take credit risk are renegotiated only at set intervals. For example, our current agreement with Jimu Group calls for a renegotiation of terms every six months. Changes in terms may be larger in magnitude than if terms were renegotiated more frequently, and as a result, our financial results may fluctuate to a greater degree from quarter to quarter than might otherwise be the case. We have experienced an increase in delinquency rates since the end of 2017. This increase has not materially affected our results of operations for off-balance sheet loans as of the end of the fourth quarter of 2018 because we do not directly bear the default risk on these loans. However, our financial partners for off-balance sheet loans may subsequently renegotiate their terms with us due to these increased delinquencies, resulting in an impact on our financial results in the future. Accordingly, the results for any one quarter are not necessarily an indication of future performance.

If we do not compete effectively, our results of operations could be harmed.

We may fail to compete for business partners and financial partners against any of our current or future competitors. Online consumer finance, wealth management and insurance are emerging industries in China. We enable our business and financial partners to provide innovative consumer finance, wealth management and insurance services to the users. With respect to consumer finance enablement, Baidu Finance shares a similar business model where it provides technology enablement services to business partners and financial partners, and we compete with respect to acquiring partners and customers. Other independent platforms also provide such enablement services to partners as one segment of their business. With respect to wealth management and robo-advisory enablement, we compete with companies such as Yingmi.cn and Licaimofang. We also compete across consumer finance, wealth management and insurance with platforms affiliated with major internet companies and business ecosystems in China, such as Ant Financial, JD Finance and Ping An One Connect. In addition, our business and financial partners may develop their own in-house capabilities that compete with the services we currently provide. Some of our larger competitors have substantially broader product or service offerings and greater financial resources to support their spending on sales and marketing. Current or potential competitors may have substantially greater brand recognition and may have more financial, research, marketing and distribution resources than we do. Our competitors may introduce platforms with more effective features, or services or solutions with competitive pricing or better performance. In addition, some of our competitors may have more resources to develop or acquire new technologies and react quicker to the changing demands of business partners and financial partners.

Our business model is unproven.

We work with business partners and financial partners on our platforms and enable them to provide financial services to end users efficiently and effectively. This is a relatively new and unproven business model in the financial services industry, and it has evolved, and may continue to evolve, over time. Our business model differs significantly from that of traditional financial service providers and other internet online lending solutions providers in several ways, including our focus on business to business services. The success of our business model depends on its scalability and on our ability to acquire more business partners and financial partners and achieve higher transaction volumes on our platforms. If we are unable to efficiently acquire partners, address the business needs of our partners or offer a superior user experience to end users, our results of operation would likely suffer.

Any failure by us or our financial partners or other funding sources to comply with applicable anti-money laundering laws and regulations could damage our reputation.

We have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. The Internet Finance Guidelines purport, among other things, to require internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Administrative Measures for Internet Finance Service Providers Regarding Anti-Money Laundering and Counter Terrorism Financing (Trial Version), or the Administrative Measures Regarding AML and CTF, require internet finance service providers to comply with certain anti-money laundering and counter terrorism financing requirements, including establishing an internal control system for anti-money laundering and counter terrorism financing, establishing a customer identification program, monitoring terrorist organizations and terrorists, monitoring and reporting suspicious transactions and preserving customer information and transaction records. The Fund Sale Measures, promulgated by the China Securities Regulatory Commission, or the CSRC, in 2013, require independent fund sales institutions to comply with certain anti-money laundering requirements, including establishing a customer identification program, monitoring and reporting suspicious transactions and preserving customer information and transaction records. The Notice on Anti-Money Laundering Operations of the Insurance Industry requires insurance brokerage agencies to establishing anti-money laundering internal control systems and provide assistance to public security departments and judicial authorities in investigations. There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, given that our anti-money laundering obligations in the Internet Finance Guidelines, the Administrative Measures Regarding AML and CIF, the Fund Sale Measures and the Notice on Anti-Money Laundering Operations of the Insurance Industry are not specified. For example, Shanghai Anquying, as the operator of Dumiao, has not been informed by any regulatory authorities that Dumiao is obligated to access the Anti-Money Laundering Internet Monitoring Platform pursuant to the Administrative Measures Regarding AML and CIF. Any new requirement under money laundering laws could increase our costs, and may expose us to potential sanctions if we fail to comply. Furthermore, our financial partners are required to have their own appropriate anti-money laundering policies and procedures as stipulated in the applicable anti-money laundering laws and regulations, and our other funding sources may also be required to comply with the applicable anti-money laundering laws and regulations. If we or any of our financial partners or other funding sources fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of technology enablement platforms for the financial service industry, such as those that arise from any failure of other internet finance service providers to detect or prevent money laundering activities, could compromise our image or undermine the trust and credibility we have established. If any of the foregoing were to occur, our reputation, business, financial condition and results of operations might be materially and adversely affected.

Failure to protect confidential information of our end users and our network against security breaches could damage our reputation and brands and substantially harm our business and results of operations.

Our business involves the collection, storage, processing and transmission of end users’ personal data. The highly automated nature of our platforms may make them attractive targets and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect confidential information that we have access to, our security measures could be breached. Any accidental or willful security breaches or other unauthorized access to our platforms could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, our relationships with our business partners and financial partners could be severely damaged, and we could incur significant liability. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges, including interest rate increases, slowdowns in economic growth and uncertainties over the impact of Brexit. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We may be required to obtain value-added telecommunication service licenses by the PRC regulatory authorities.

Both Shanghai Anquying Technology Co., Ltd., formerly known as Anquying (Shanghai) Investment Consulting Co., Ltd., and Beijing Hongdian Fund Distributor Co., Ltd., or Beijing Hongdian, conduct value-added telecommunications businesses, for which they are required to obtain value-added telecommunications service licenses. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Value-added Telecommunication Service.” Failure to comply with the regulations relating to value-added telecommunications services may result in fines and other administrative sanctions. Although Beijing Hongdian has obtained a value-added telecommunications service license for its operations on its website and Shanghai Anquying Technology Co., Ltd. has applied for a value-added telecommunication service license for its website, neither has obtained a license for its operations on its mobile applications. There is a lack of further interpretations or explicit and detailed laws and regulations regarding the value-added telecommunications service license for a mobile applications provider, and the governmental authorities are not issuing value-added telecommunication service licenses to mobile applications providers to the best of our knowledge. However, to the extent that the PRC regulatory authorities require value-added telecommunication service licenses to be obtained for the operation of our mobile applications, we may be subject to the sanctions described above if we do not obtain such licenses, and our business, financial condition and results of operations maybe materially and adversely affected.

Limitations on micro finance companies and online lending information intermediaries may adversely affect our access to funding.

Circular 141 requires online micro finance companies to suspend the funding of micro-loans that are unrelated to the circumstances of their use and to gradually reduce the volume of their existing business relating to such loans and to complete rectifications within a given period of time. Circular 141 also prohibits online lending information intermediaries from facilitating loans with no designated use of loan proceeds. Although we now require the end users of our personal and business installment loans to specify the intended use of the loan proceeds, and the intended use is stipulated in the loan agreement between the borrower and the lender, it is unclear whether personal and business installment loans that we have facilitated through our solutions would be deemed to be loans with no designated use of loan proceeds and thus subject to the foregoing requirement of Circular 141. If such personal and business installment loans were deemed to be loans with no designated use of loan proceeds, we would need to take measures to track the actual use of loans, and our financial partners would also need to take measures to track the actual use of loans and may require us to cooperate with them and upgrade our system, both of which could cause us to incur substantial additional expenses. If we were unable to effectively implement the foregoing or other rectification measures, we might need to reduce or even cease the funding and facilitation of such personal and business installment loans. If that were to occur, our business, financial condition and results of operations would be materially and adversely affected.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

Our consolidated financial statements have been prepared on a going concern basis. While we incurred net losses in the past, we anticipate that the net proceeds we received from the initial public offering of the ADSs, together with our current cash, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in facilities, hardware, software and technological systems and to retain talent to remain competitive. In addition, we invest some of our own capital in structured finance products as part of our strategy to expand our network of financial partners and diversify our funding sources. Due to the unpredictable nature of the capital markets and the industries in which we operate, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, expand our business, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. In such an event, there may also be doubt as to our ability to continue as a going concern. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

We entered into various transaction agreements in connection with our pre-IPO reorganization in December 2017 and completed the reorganization in March 2018. We made numerous estimates, assumptions and allocations in our historical financial statements because we did not operate as a stand-alone company from an accounting perspective prior to the completion of the reorganization. In particular, our consolidated balance sheets include those assets and liabilities that are specifically identifiable to our business, and our consolidated statements of operations include all costs and expenses related to us, including costs and expenses allocated from Jimu Group to us. Although we believe that the assumptions underlying our historical financial statements and the above allocations are reasonable, our historical financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during those periods. Therefore, you should not view our historical results as indicators of our future performance. See “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included in this annual report for our historical cost allocation.

Our agreements with Jimu Group may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with Jimu Group limits the scope of business that we are allowed to conduct.

We have entered into a series of agreements with Jimu Group and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under our non-competition agreement with Jimu Group, we agreed not to compete with Jimu Group in any peer-to-peer lending business and any other businesses as we and Jimu Group may mutually agree from time to time, during the non-competition period. The non-competition period will last until the later of (i) the date that is 15 calendar days after the first quarter-end date that the common shareholding between Jimu Group’s holding company and Pintec drops below 20%; and (ii) the 15th anniversary of October 29, 2018. In addition, pursuant to a cooperation framework agreement with Jimu Group, Jimu Group agrees to fund the loans to borrowers referred and approved by us up to an aggregate of no less than 50% of all of the loans matched on Jimu Group’s online peer-to-peer lending platform each month. See “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.” These agreements may affect our ability to diversify our revenue and funding sources and may materially and adversely impact our business and prospects. Also, the allocation of assets and liabilities between Jimu Group and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, we may not be able to bring a legal claim against Jimu Group in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

We may have conflicts of interest due to related party transactions with Jimu Group.

We and Jimu Group have a high degree of overlap in shareholding as of the date of this annual report. Immediately after the completion of our pre-IPO reorganization in March 2018, each of our shareholders had the same shareholding interest in our company and in Jimu Group’s holding company, Jimu Holdings Limited, but their interests in our company were diluted by our initial public offering, so they generally have a higher proportion of shareholding in Jimu Group’s holding company than in us. In addition, we and Jimu Group’s holding company share three board members. The overlap in shareholding and in directors between our company and Jimu Group’s holding company could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Jimu Group and us.

Conflicts of interest may arise between Jimu Group and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•                  Employee recruiting and retention. Because both we and Jimu Group are engaged in businesses relating to consumer finance in China, we may compete with Jimu Group in the hiring of new employees, in particular with respect to risk management.

•                  Allocation of business opportunities. Under our non-compete agreement with Jimu Group, we agree not to compete with Jimu Group in any peer-to-peer lending business. In addition, other business opportunities may arise that both we and Jimu Group find attractive and which would complement our respective businesses.

•                  Related party transactions. Jimu Group is expected to continue to be a major funding source for our online consumer finance platform under a cooperation framework agreement on terms and conditions similar to those we have with third party funding providers. However, if our arrangements with Jimu Group are perceived by our other financial partners to be not on commercially reasonable terms, our reputation may be damaged and our business and results of operations may be adversely affected.

•                  Guarantee deposits. We have negotiated new arrangements with Jimu Group in 2019 under which we must reimburse Jimu Group for part of the losses under loans that we facilitate using Jimu Group as a funding source and that are not recorded on our balance sheet. Pursuant to these arrangements, we must also maintain a guarantee deposit with Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.” Our potential liability to Jimu Group for reimbursement of losses and Jimu Group’s potential liability to us for the return of any unused deposit may also create conflicts of interest between us and Jimu Group.

Any negative development in Jimu Group’s market position, brand recognition or financial condition may materially and adversely affect the strength of our brands.

Historically, we have benefited significantly from the fact that we and Jimu Group operated as a single entity to develop our businesses and achieve market recognition, and we expect to continue to benefit significantly from our association with Jimu Group in marketing our brands and our services. Our business, including Dumiao, Polaris and Hongdian, was previously operated under the Jimu umbrella brand. Our services historically have been associated with Jimu Group, and they may continue to be commonly associated with Jimu Group. We benefit from Jimu Group’s strong brand recognition in China, which provides us credibility and a broad marketing reach. If Jimu Group loses its market position, the effectiveness of our marketing efforts through our association with Jimu Group may be materially and adversely affected. In addition, any negative publicity associated with Jimu Group or any negative development in respect of Jimu Group’s market position, financial conditions, or compliance with legal or regulatory requirements in China will likely have an adverse impact on the effectiveness of our marketing as well as our reputation and brands.

On the other hand, we have actively engaged in marketing our own brands, including Pintec, Dumiao, Polaris and Hongdian, to distinguish our services from those provided by Jimu Group. However, there is no assurance that such efforts will be successful. Continued association of our services with Jimu Group may hinder our future marketing endeavor and brand recognition, and as a result, our financial conditions, results of operations and strength of our brands may be materially and adversely affected.

Any negative publicity with respect to us, our shareholders, directors or officers, our financial service providers or the industries in which we operate may materially and adversely affect our business and results of operations.

The reputation of our brands is critical to our business and competitiveness. Any malicious or negative publicity about our products or services, or about our shareholders, directors or officers, whether or not accurate and whether or not we are negligent or at fault, including but not limited to publicity relating to our management, business, compliance with the law, financial conditions or prospects, whether with or without merit, could severely compromise our reputation and harm our business and operating results.

As China’s online consumer finance and wealth management industries are new and the regulatory framework is also evolving, negative publicity about these industries and the market segments in which we or our business or financial partners operate may arise from time to time. Negative publicity about China’s online consumer finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government is in the process of developing and implementing a regulatory framework to govern the online consumer finance market. Any publicity about players in China’s online consumer finance industry who are not in compliance with the new regulatory framework may adversely impact the reputation of the industry as a whole. Furthermore, any negative development or perception of the online consumer finance industry as a whole, even if factually incorrect or based on isolated incidents or as result of conduct by other market players, could compromise our image, undermine our credibility and negatively impact our ability to attract new business and financial partners. Negative developments in the online consumer finance industry, such as widespread customer defaults, fraudulent behavior, the closure of other online consumer finance platforms, or incidents indirectly resulting from any particular customer’s accumulation of large amounts of debt or inability to repay debt, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance platforms. For instance, there have been a number of reports since 2015 of business failures, accusations of fraud and unfair dealing regarding certain companies in the online consumer finance industry in China. If users or business and financial partners associate our company with these companies, they may be less willing to engage in borrowing or funding activities on our platform. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

If we fail to promote and maintain our brands in a cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brands effectively is critical to attracting new partners and users to our platforms and retaining existing ones. This depends largely on the effectiveness of our customer acquisition strategy, our marketing efforts, our cooperation with our business partners and the success of the channels we use to promote our platforms. If any of our current user acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new partners and users in a cost-effective manner or convert potential partners and users into using our financial services and solutions.

Our efforts to build our brands have caused us to incur expenses, and it is likely that our future marketing efforts will require us to incur additional expenses. These efforts may not result in increased revenues in the immediate future or any increases at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brands while incurring additional expenses, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

If users are dissatisfied with the performance of the financial products we offer on Hongdian or the portfolios we construct and offer through our Polaris robo-advisory services, our brands may suffer and our business and results of operations may be harmed.

Users access the financial products we offer through our Hongdian platform and the portfolios we construct and offer through our Polaris robo-advisory services. Our reputation and brands may suffer if these products do not provide expected investment returns or otherwise perform poorly, even if we do not provide the underlying investment assets. Although we have established standards to screen financial partners before listing their products, we have limited control over the financial products themselves and no control over how they perform. If users become dissatisfied with the financial products available on our platforms or the financial products that they acquired through our platforms, our business, reputation, financial performance and prospects could be materially and adversely affected.

Misconduct and errors by our employees could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees. Our business depends on our employees to interact with users and partners, process large numbers of transactions and support loan servicing, all of which involve the use and disclosure of personal information. We could be materially and adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information were disclosed to unintended recipients or if an operational breakdown or failure were to occur in the processing of transactions, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with partners and users through our platforms is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees take, convert or misuse funds, documents or data or fail to follow protocols when interacting with partners and users, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocols, and therefore be subject to civil or criminal liability.

Fraudulent activity on our platforms could negatively impact our operating results, brands and reputation and cause the use of our products and services to decrease.

We may be vulnerable to fraudulent activity on our platforms, sometimes through sophisticated schemes or collusion. Certain of our own employees, on their own or in collusion with others inside or outside our company, may participate in fraudulent or otherwise illegal activities. Our resources, technologies, fraud detection tools and risk management system may be insufficient to accurately detect and timely prevent fraud and misconduct. Significant increases in fraudulent activity could negatively impact our brands and reputation, cause losses to users and financial service providers, and reduce user activity on our platforms. We may need to adopt additional measures to prevent and reduce fraud, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

We rely on data from third parties and users for the successful operation of our online consumer finance platform, and this data may be inaccurate or may not accurately reflect users’ creditworthiness, which may cause us to inaccurately price loans facilitated through our platform and cause our reputation to be harmed.

Our ability to accurately price loans depends on credit, identification, employment and other relevant information that we receive. Unlike many developed countries, China does not have a well-developed centralized credit reporting system. As an open platform, we have access to data from users, business partners, financial partners and third-party data partners. We synthesize multiple sources of data with our data analytics capability, which drives our credit assessment engine. We cannot ensure the accuracy and timeliness of the various sources of data that we use.

While we strive to predict the likelihood of default of a user through our credit assessment models, we may not accurately predict a user’s actual creditworthiness because we may receive outdated, incomplete or inaccurate data. We do not verify information obtained from third parties, other than as indicated elsewhere in this annual report. Low quality or inaccurate data could materially affect the accuracy and validity of our assessment capability, services and solutions, which could adversely affect our reputation and financial performance.

In addition, there is a risk that, following the date we obtain and review the information, a user’s personal circumstances may have changed. The user may have become delinquent in the payment of an outstanding obligation, defaulted on a pre-existing debt obligation, taken on additional debt or otherwise had their ability to repay the loan reduced. We cannot ensure that the data that we use is always up to date, and this may cause us to inaccurately price loans and lead to a higher loss rate.

We have obligations to verify information relating to users and detecting fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may be subject to liabilities.

Our business of facilitating the offer of financial products by our partners to users constitutes an intermediary service, and our contracts with partners and users are intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of the proposed contract and so harms the client’s interests may not claim any service fee for its intermediary services and is liable for any damage incurred by the users. Therefore, if we fail to verify the truthfulness of the information provided by or in relation to our users and to actively detect fraud, we could be subject to liability as an intermediary under the PRC Contract Law, and our results of operations and financial condition could be materially and adversely affected.

If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected.

Our ability to collect loans is dependent on the user’s continuing financial stability, and consequently, collections can be adversely affected by job loss, divorce, death, illness or personal bankruptcy. Our collection activities are highly automated, conducted through digital means such as payment reminder notifications in our app, reminder text messages, voice messages and e-mails and supplemented by direct phone calls. We generally refer the delinquent account to an outside collection agent. All of our collection efforts have been outsourced as of July 1, 2017, including to one service provider in which we own an 18% equity interest. The collection agency will charge collection fees, which will increase our expenses. If our third-party service providers’ collection methods are not effective and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease and our financial partners may suffer loss, which may affect our business and reputation. Our service fees also depend on the collectability of the loans that we facilitate. If we experience an unexpected significant increase in the number of users who fail to repay their loans or an increase in the principal amount of the loans that are not repaid, we will be unable to collect our entire service fee for such loans and our revenue could be materially and adversely affected.

We may be held responsible for illegal or unethical practices by third parties that we use to collect delinquent loans.

We refer delinquent accounts that are overdue by 45 days to third party collection service providers, including one service provider in which we own an 18% equity interest. All of our collection efforts have been outsourced as of July 1, 2017. While we have implemented and enforced policies and procedures relating to collection activities by third-party service providers, if those collection methods are viewed by the users or regulatory authorities as harassment, threats or other illegal conduct, we may be subject to lawsuits initiated by the users or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven to be ineffective, we might not be able to maintain our delinquent loan collection rate, and the transaction volumes on our online consumer finance platform may decrease and our business and the results of operations could be materially and adversely affected.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We aim to achieve rapid growth in our business and operations. Rapid growth would place significant demands on our management, operational and financial resources. We may encounter difficulties as we expand our operations, data and technology, sales and marketing, and general and administrative capabilities. We expect our expenses to continue to increase in the future as we enhance data analytical capabilities, launch new technology development projects and build additional technology infrastructure. Continued growth could also strain our ability to maintain the quality and reliability of our platforms and services, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may continue to grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all.

We may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve users and financial service providers could diminish, resulting in a material adverse effect to our business.

Our proprietary robo-advisory engine may be flawed or ineffective at providing investment advices, which may subject us to additional risks.

We have provided investment advisory services to users on our Polaris platform and to our financial partners through our proprietary robo-advisory services, which construct investment portfolios that cater to the specific risk appetites of our users and to achieve targeted risk-adjusted returns. We believe that our proprietary robo-advisory services provide users with a cost-efficient, competitively priced, easy-to-use automated wealth management solution intended to maximize portfolio returns based on a user’s specific risk appetite. If our proprietary robo-advisory engine is flawed or ineffective, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations. Additional risks associated with these investment advisory activities through robo-advisory engine include those that might arise from unsuitable investment recommendations, inadequate due diligence, inadequate disclosure and fraud. Realization of these risks could lead to liability for client losses, regulatory fines, civil penalties and harm to our reputation and business.

Our platforms and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platforms and internal systems rely on software that is highly technical and complex. In addition, our platforms and internal systems depend on the ability of the software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for use. Errors or other design defects within the software on which we rely may result in a negative experience for users and financial service providers, delay introductions of new features or enhancements, result in errors or compromise our ability to protect data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of users or financial service provider partners or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

Any significant disruption in service on our platforms or in our computer systems, including events beyond our control, could reduce the attractiveness of our platforms, services and solutions and result in a loss of users or financial service provider partners.

In the event of a system outage and physical data loss, the performance of our platforms, services and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our platforms, services and solutions and the technology infrastructure that underlies them are critical to our operations and reputation and our ability to retain existing and attract new users and partners. Much of our system hardware is hosted in a leased facility located in Beijing that is operated by our IT staff. We also maintain a real-time backup system in the same facility and a remote backup system at a separate facility also located in Beijing. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or other attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased facilities in Beijing, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

Any interruptions or delays in the availability of our platforms, services or solutions, whether accidental or willful, and whether as a result of our own or third-party error, natural disasters or security breaches, could harm our reputation and our relationships with users and partners. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage and such recovery may take a prolonged period of time. These factors could damage our brands and reputation, divert our employees’ attention and subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platforms. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial performance may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to our competitors, or our competitors may independently discover them. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time in the future, we may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to the initial public offering in October 2018, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as of December 31, 2018, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

A second material weakness that has been identified relates to our lack of effective controls over the provision of cash advances outside the normal course of business to Jimu Group, our related party. For description of the cash advances provided to Jimu Group, see “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group—Cash Advances and Loan Agreements.” This material weakness includes the lack of effective controls in the following areas:

•                  setting of authorization levels for review and preapproval of the business rationale,  nature, extent and terms of cash advances to Jimu Group by our board of directors;

•                  agreement on and documentation of the terms of the cash advances including repayment terms and interest rate prior to the provision or extension of the advances;

•                  formal procedures to ensure authorization and approval of such advances by our audit committee prior to the provision or extension of the advances, as required under the charter of our audit committee;

•                  review for appropriate authorization of the transaction in accordance with our authorization limits (including board of director and audit committee approvals) and whether amounts including cumulative amounts of transactions are within the limits approved by the board and audit committee prior to provision or extension of the advances; and

•                  periodic assessment of the recoverability of the advances to determine if an allowance for doubtful accounts is necessary.

This material weakness resulted in significant outstanding balances due from Jimu Group at the year end with unclear terms, which presented significant challenges for the Company in assessing the recoverability of the outstanding balance for period end financial reporting purposes.

A third material weakness that has been identified relates to our lack of effective controls over a non-routine loan financing transaction with a third-party entity, Plutux Labs. We made an unsecured loan of US$20 million at 10.5% annual interest to Plutux Labs in 2018. In May 2019, Plutux Labs repaid all of the principal and part of the interest due. This material weakness includes the lack of effective controls in the following areas:

•                  exercising due diligence on the third party entity prior to making the loan to determine and document the existence of, the ownership of, and the business nature of the entity;

•                  assessing the credit worthiness of the third party entity before entering into the loan arrangement; and

•                  periodically assessing the recoverability of the outstanding loan to determine if an allowance for doubtful accounts is necessary.

These three material weaknesses resulted in a significant number of adjustments and amendments to consolidated financial statements and related disclosures under U.S. GAAP. The material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

Following the identification of these material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. For details, see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. Additionally, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail and may result in equity dilution or significant diversion of management attention.

We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected.

Our plans for international expansion may expose us to additional risks.

We are looking into opportunities to expand our platforms into regions outside of China. We have entered into two joint ventures outside of China to offer our solutions in additional markets in conjunction with local partners. In October 2017, we formed a joint venture named PIVOT Fintech Pte. Ltd. together with FWD Group and certain angel investors to provide robo-advisory services in Southeast Asia. In April 2018, we formed a joint venture named Avatec.ai (S) Pte. Ltd. together with United Overseas Bank Limited to offer credit services and solutions primarily in Southeast Asian countries. In addition, we set up Pintec Solutions Pte. Ltd. in Singapore in November 2018 as the international headquarters for our international business development, and in March 2019, we acquired Infrarisk Pty Limited, an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process.

Expansion of our platforms into regions outside of China may expose us to additional risks, including:

•                  challenges associated with relying on local partners in markets that are not as familiar to us, including local joint venture partners to help us establish our business;

•                  increased demands on our management’s time and attention to deal with potentially unique issues arising from local circumstances;

•                  potentially adverse tax consequences from operating in multiple jurisdictions;

•                  complexities and difficulties in obtaining protection and enforcing our intellectual property in multiple jurisdictions;

•                  the burden of compliance with additional regulations and government authorities in highly regulated industries; and

•                  general economic and political conditions internationally.

We face risks related to natural disasters and health epidemics.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC, and particularly Beijing. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platforms and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Beijing, where most of our directors and management and the majority of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Beijing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we set up a series of contractual arrangements entered into among Sky City (Beijing) Technology Co., Ltd., or Sky City Beijing, Pintec (Beijing) Technology Co., Ltd., or Pintec Beijing, our variable interest entities, and their shareholders to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” As a result of these contractual arrangements, we exert control over our variable interest entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with certain exceptions relating to e-commerce business, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment. Our online mutual fund distribution platform, Hongdian, which is operated by Beijing Hongdian, our variable interest entity, has obtained certain value-added telecommunications service license for its operations from the Beijing Administration of Telecommunications in March, 2018, which will remain valid until June 2021. Furthermore, it is uncertain if our variable interest entities and their subsidiaries will be required to obtain an operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

Under current PRC laws and regulations, foreign-invested companies engaged in the onshore insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises. Specifically, according to the guidance published on the official website of the China Insurance Regulatory Commission, the foreign investors of foreign-invested insurance brokerage companies are required to have, among other things, at least US$200 million of total assets and at least a 30-year track record in the insurance business. As a result, neither our PRC subsidiaries nor any of their subsidiaries currently meet all the requirements and therefore none of them is permitted to engage in the onshore insurance brokerage business. Myfin Insurance Broker Co., Ltd., or Beijing Myfin, a subsidiary of our variable interest entity Pintec Jinke (Beijing) Technology Information Co., Ltd., or Beijing Jinke, has obtained the license for insurance brokerage issued by the China Insurance Regulatory Commission, which allows Beijing Myfin to conduct onshore insurance brokerage business within the territory of the PRC and will remain valid until June 2022. Current PRC regulations relating to foreign investments in the onshore insurance brokerage business in China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our onshore insurance brokerage business.

Under current PRC laws and regulations, there is no explicit restriction or prohibition for foreign-invested companies to be engaged in fund distribution business. However, in practice, the CSRC, which has significant discretion to interpret and implement these statutory provisions, actually hesitates in issuing fund distribution licenses to foreign-invested companies. As a result, it is difficult for our PRC subsidiaries or their subsidiaries, as foreign-invested companies and subsidiaries of foreign-invested companies to apply for a fund distribution license. Our variable interest entity Beijing Hongdian, has obtained the license relating to the publicly raised securities investment fund distribution business issued by the CSRC, which allows Beijing Hongdian to conduct both publicly raised securities investment fund distribution business and privately-raised investment fund distribution business. Current PRC regulations relating to foreign investments in the fund distribution business in China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our fund distribution business, and the robo-advisory service business, in most cases, provided by Beijing Xuanji to Beijing Hongdian according to the business cooperation.

In the opinion of our PRC counsel, Shihui Partners, the ownership structures of Sky City Beijing, Pintec Beijing, and our variable interest entities, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among Sky City Beijing, Pintec Beijing and our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under (i) the equity pledge agreement entered into among Pintec Beijing, Beijing Hongdian and its shareholders and (ii) the equity pledge agreement entered into among Pintec Beijing, Xinshun Dingye and Xinshun Dingye’s shareholder would not be deemed validly created until it is registered with the competent government authorities. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted or if adopted, what they would provide. In March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which will become effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our variable interest entities are found to be in violation of any existing or future PRC laws or regulations or the stringent regulatory requirements applicable to foreign-invested companies engaged in relevant business, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities, would have broad discretion in dealing with such violation or failures, including, without limitations, levying fines, confiscating our income or the income of our PRC subsidiaries, variable interest entities or their subsidiaries, revoking the business licenses and/or operating licenses of such entities, shutting down our servers or blocking our online platforms, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of Myfin Beijing, Beijing Hongdian, our other variable interest entities and their subsidiaries that most significantly impact its economic performance or to receive economic benefits from Beijing Myfin, Beijing Hongdian, our other variable interest entities and their subsidiaries, we may not be able to consolidate Beijing Myfin, Beijing Hongdian, our other variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our variable interest entities and their shareholders to operate our business activities. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities and their subsidiaries. For example, our variable interest entities or their shareholders may fail to fulfill their contractual obligations with us, by, among other things, failing to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of our variable interest entities, we would be able to exercise our rights as shareholders to effect changes in their board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our variable interest entities and their shareholders of their obligations under the contractual arrangements to exercise control over our variable interest entities and their subsidiaries. The shareholders of our variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our variable interest entities and their shareholders. Although we have the right to replace any shareholder of such entities under the contractual arrangements, if any of these shareholder is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our variable interest entities and their shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We have entered into a series of contractual arrangements with our variable interest entities and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” If our variable interest entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our variable interest entities were to refuse to transfer their equity interests in such entities to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal the arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our variable interest entities and their subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of each of our variable interest entities are held by one or more of Ms. Xiaomei Peng, Mr. Wei Wei, Mr. Wei Hu, Mr. Hao Dong, Mr. Bingqing Chen and Mr. Yudong Zheng. These shareholders may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, the existing contractual arrangements, which would have a material adverse effect on our ability to effectively control our variable interest entities and their subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in our variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings

Contractual arrangements in relation to our variable interest entities, may be subject to scrutiny by the PRC tax authorities and they may determine that we, or our variable interest entities and their subsidiaries, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Sky City Beijing, Pintec Beijing, our variable interest entities and their shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust income of our variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing Sky City Beijing or Pintec Beijing’s tax expenses. In addition, if Sky City Beijing or Pintec Beijing requests the shareholders of our variable interest entities to transfer their equity interests at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Sky City Beijing or Pintec Beijing to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our variable interest entities that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our variable interest entities hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. Beijing Hongdian holds our value-added telecommunication business license and the license relating to the publicly raised securities investment fund distribution business. Beijing Myfin, a wholly-owned subsidiary of our variable interest entity, holds our license for insurance brokerage business. Under the contractual arrangements, our variable interest entities may not, and the shareholders of our variable interest entities may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event these shareholders breach these contractual arrangements and voluntarily liquidate our variable interest entities, or our variable interest entities declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially adversely affect our business, financial condition and results of operations. If our variable interest entities undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and the growth rate of the Chinese economy has gradually slowed since 2010. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the online consumer finance and wealth management industries are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, and avoid conducting any noncompliant activities under the applicable laws and regulations, the PRC government authority may promulgate the other new laws and regulations regulating the online consumer finance and wealth management industries in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance and wealth management. Moreover, developments in the online consumer finance and wealth management industries may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict wealth management platforms, online mutual fund distribution platforms and technology platforms enabling financial services provider like us, which could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

In March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which will become effective as of January 1, 2020. The PRC Foreign Investment Law, when it takes effect, will replace the Law on Sino-Foreign Equity Joint Ventures, the Laws on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC.

We set up a series of contractual arrangements among our subsidiaries in the PRC, our variable interest entities and their shareholders to obtain the necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Relating to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.” While the PRC Foreign Investment Law stipulates certain forms of foreign investment, it does not explicitly stipulate the variable interest entity structure as a form of foreign investment.

Notwithstanding the above, the PRC Foreign Investment Law stipulates that foreign investment includes “foreign investors investing in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council”. Therefore, it is possible that future laws, administrative regulations, or provisions prescribed by the State Council may stipulate the variable interest entity structure as a form of foreign investment, in which case it is uncertain whether our contractual arrangements will be recognized as foreign investment, whether our contractual arrangements will be deemed to be in violation of the foreign investment access requirements and whether any further actions shall be taken to our contractual arrangements.

If our contractual arrangements are regarded as invalid and illegal, or if we are not able to complete any actions that might be required to prevent them from being regarded as invalid or illegal, we would not be able to (i) continue our business in China through our contractual arrangements with our variable interest entities and their subsidiaries, (ii) receive the economic benefits of our variable interest entities and their subsidiaries under such contractual arrangements, or (iii) consolidate the financial results of our variable interest entities and their subsidiaries. Were this to occur, our results of operations and financial condition would be materially and adversely affected and the market price of our ADSs would decline.

In addition, the PRC Foreign Investment Law, when it takes effect, may also materially impact our corporate governance practices and increase our compliance costs. For example, the PRC Foreign Investment Law imposes certain information reporting requirements on foreign investors or the applicable foreign investment entities, for which the detailed implementation rules have not been issued yet.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entities and their subsidiaries, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to filing or registration with the relevant governmental authorities in China. Capital contributions to our PRC subsidiaries are subject to the requirement of making filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. In addition, any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and each of our PRC subsidiaries may not procure loans which exceed its statutory limit. Any medium or long-term loan to be provided by us to our variable interest entity must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. In addition, SAFE regulations prohibit foreign-invested enterprises from using Renminbi funds converted from its foreign exchange capital for expenditure beyond their business scope, investment and financing (except for security investment or guarantee products issued by banks), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for their own use. These regulations may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. In July 2005, the PRC government changed its longstanding policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our revenue and costs are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our operating revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our operating revenues in Renminbi. Under our current corporate structure, our holding company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the substantial capital outflows of China in 2016 due to the weakening of the Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting processes have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access to foreign currencies in the future for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. As of the date of this annual report, we have made employee benefit payments and withheld individual income tax. However, as the interpretation and implementation of labor-related laws and regulations are still uncertain and evolving in China, with respect to the underpaid employee benefits, we may be required by the relevant governmental authorities to make additional contributions to these plans as well as to pay late fees and fines; with respect to the underwithheld individual income tax, we may be required by the relevant governmental authorities to make additional withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the aforementioned additional employee benefits and individual income tax, our financial condition and results of operations may be adversely affected.

PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, in 2014, which requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. In 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or Circular 13, which has amended Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Mr. Wei Hu, Mr. Hao Dong, Mr. Yuyang Li, Mr. Wei Wei, Ms. Xiaomei Peng, and Mr. Jun Dong, who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents, have completed the foreign exchange registrations in accordance with Circular 37. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of Circular 37. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, Circular 37. Failure by such shareholders or beneficial owners to comply with Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Companies, promulgated by SAFE in 2012. PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options have been subject to these regulations since our company became an overseas listed company upon the completion of our initial public offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange—Share Option Rules.”

The State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange—Share Option Rules.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the Enterprise Income Tax Law and its implementation rules, enterprises that are registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. For detailed discussions of applicable laws, regulations and implementation rules, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax—Enterprise Income Tax.”

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Pintec Technology Holdings Limited or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Pintec Technology Holdings Limited or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends that we pay and gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We may not be able to obtain certain tax benefits for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate on dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax—Dividend Withholding Tax.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority that or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Sky City Hong Kong Limited and Next Hop Hong Kong Limited, our Hong Kong subsidiaries.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

According to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the State Administration of Taxation in 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in a public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price minus the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; and (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under Circular 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 7. As a result, we may be required to expend valuable resources to comply with Circular 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance applicable professional standards. Our auditor is located in and organized under the laws of the PRC, which is a jurisdiction where the PCAOB has not been able to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC. The PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating our auditor’s audits and its quality control procedures. As a result, we and investors in our ordinary shares and ADSs are deprived of the benefits of such PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the big four PRC-based accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the big four PRC-based accounting firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a Petition for Review of the Initial Decision, prompting the SEC Commissioners to review the Initial Decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

In February 2015, the big four PRC-based accounting firms (including our auditors) each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. Under the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the big four PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the big four PRC-based accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and could result in delisting of such companies. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from Nasdaq Stock Market or our deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Relating to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

Since the ADSs became listed on Nasdaq on October 24, 2018, the trading price of the ADSs has ranged from US$15.10 to US$2.34. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings and cash flow;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new services and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  detrimental adverse publicity about us, our services and solutions, or the industries in which we operate;

•                  additions or departures of key personnel;

•                  release of transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they publish critical or negative research or reports or otherwise recommend that investors not purchase our ADSs, the trading volume and market price for our ADSs could decline and we may find it difficult to raise additional capital.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If securities or industry analysts do not publish research or reports about our business, then we could lose visibility in the financial markets, institutional investors may not be willing to invest in our ADSs, and it would be more difficult for us to raise additional capital through the capital markets. If analysts publish critical or negative research or reports about our business or industry or otherwise recommend that investors not purchase our ADSs, the trading volume and market price for our ADSs would likely decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We have 226,071,803 Class A ordinary shares and 51,782,495 Class B ordinary shares outstanding as of February 28, 2019, including 29,456,490 Class A ordinary shares represented by ADSs. All of our ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The lockup agreement that our directors and executive officers and all of our pre-IPO shareholders signed with the underwriters of our initial public offering expired on April 23, 2019, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of our ADSs on the Nasdaq Global Market has been low, so sales of even relatively small amounts of our ADSs in the public market could adversely affect the market price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure. Our ordinary shares consist of Class A ordinary shares and Class B ordinary shares, and our ADSs represent Class A ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares are entitled to fifteen votes per share, subject to certain conditions, while holders of Class A ordinary shares are entitled to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person other than our three core founders, Mr. Wei Wei, Mr. Jun Dong and Ms. Xiaomei Peng, or to any entity which is not affiliated with any of the three core founders, such Class B ordinary shares are automatically and immediately converted into the same number of Class A ordinary shares. Each Class B ordinary share beneficially owned by any core founder is automatically converted into one Class A ordinary share if at any time the core founder ceases to be a director or employee of our company or ceases to have the capability to make business decisions on behalf of our company due to health reasons.

As of February 28, 2019, our three core founders, Mr. Wei Wei, Mr. Jun Dong and Ms. Xiaomei Peng, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 18.6% of our total issued and outstanding share capital and 77.5% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies in certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class capital structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets.

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements.

We believe our income from and assets used in the installment-sale business are treated as passive under the PFIC provisions. Based on our current income and assets and the value of our ADSs, it is likely that we were classified as a PFIC for our taxable year ending December 31, 2018. Accordingly, U.S. Holders should consult their tax advisors regarding the advisability of making a mark-to-market election (as described in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax—Passive Foreign Investment Company Rules”). Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from our installment sale business or other activities that produce passive income increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

If we are classified as a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax—General”) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. If we are so classified during a U.S. Holder’s holding period, our ADSs or ordinary shares will generally continue to be treated as shares in a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, even if we cease to be a PFIC, unless certain elections are made. See the discussion under “Item 10. Additional Information—E. Taxation—United States Federal Income Tax—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax considerations of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making certain elections.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we rely on the home country exemption for corporate governance matters with respect to one matter, regarding the independence of the chairman of our audit committee, who has a family member who is a partner at PricewaterhouseCoopers Zhong Tian LLP. See “Item 16. Corporate Governance.” To the extent that we rely on the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company until the fifth anniversary from October 24, 2018.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election our financial statements may not be comparable to those of companies that comply with public company effective dates, including other emerging growth companies that have not made this election.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                          the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•                          the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                          the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                          the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs on any matter at a shareholder meeting provided that we give the depositary a written confirmation sufficiently in advance of the meeting that:

•                  we wish a proxy to be given to a person of our choice,

•                  we reasonably do not know of any substantial opposition to the matter, and

•                  the matter is not materially adverse to the interests of shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares other than the depositary are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the depositors arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Item 4.           Information on the Company

A.            History and Development of the Company

We commenced our business in June 2015 as a business unit within our predecessor, Jimu Holdings Limited, formerly known as Pintec Holdings Limited, which is a British Virgin Islands holding company. Our predecessor has operated a peer-to-peer lending business since July 2012. We refer to this business as the Jimu business. Beginning in 2015, our predecessor started to diversify its business by offering various lending and wealth management solutions to business partners, financial partners and end users. It launched Dumiao, our lending solutions platform, in June 2015 and commenced a wealth management business by launching the Hongdian platform in September 2015 and the Polaris platform in June 2016. In 2016, in order to focus on developing an independent technology platform that enables financial services as its core competency, the shareholders initiated a restructuring and reorganization of Pintec Holdings Limited by separating our business and the Jimu business and consolidating them into separate entities. We have been operating our financing solutions business separately from Jimu Group’s peer-to-peer funding business since June 2015, and we have been operating our company substantially as a stand-alone company since September 2016. However, Jimu Group has been our significant financial partner and we collaborate with Jimu Group to provide services to end users of the platform.

In October 2016, our director and chief executive officer, Mr. Wei Wei, incorporated Pintec Technology Holdings Limited (BVI) in the British Virgin Islands. The name of this entity was later changed to Wise Plus Limited. Our subsidiaries in the British Virgin Islands, Next Hop Holdings Limited and Sky City Holdings Limited, had previously been incorporated, the former by Mr. Jun Dong in January 2016 and the latter by our predecessor in June 2016. In December 2016, Wise Plus Limited acquired all the equity interests of Next Hop Holdings Limited and Sky City Holdings Limited.

Next Hop Holdings Limited has a wholly owned subsidiary in Hong Kong, Next Hop Hong Kong Limited, which was established by Mr. Jun Dong and then transferred to Next Hop Holdings Limited in January 2016. Next Hop Hong Kong Limited further established Pintec (Beijing) Technology Co., Ltd., or Pintec Beijing, as its wholly owned subsidiary in China in December 2016. Sky City Holdings Limited established a wholly owned subsidiary in Hong Kong, Sky City Hong Kong Limited, in August 2016, and Sky City Hong Kong Limited further established Sky City (Beijing) Technology Co., Ltd., or Sky City Beijing, as its wholly owned subsidiary in China in December 2016.

In March 2017, Wise Plus Limited incorporated Pintec Technology Holdings Limited (Cayman) in the Cayman Islands. In April 2017, Next Hop Holdings Limited and Sky City Holdings Limited became our wholly owned subsidiaries through a share swap, through which Wise Plus Limited transferred all its equity interests in those two companies to Pintec Technology Holdings Limited (Cayman), in exchange for one ordinary share of Pintec Technology Holdings Limited (Cayman).

Pintec Jinke (Beijing) Technology Information Co., Ltd., or Beijing Jinke, was established in China in February 2014. Beijing Hongdian Fund Distributor Co., Ltd., or Beijing Hongdian, was established in China in April 2015. Anquying (Tianjin) Technology Co., Ltd., or Tianjin Anquying, formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd., was established in China in January 2016. Xuanji Intelligence (Beijing) Technology Co., Ltd., or Beijing Xuanji, was established in China in May 2016. We refer to these entities collectively as our variable interest entities. In December 2017, we obtained control and became the primary beneficiary of our variable interest entities by entering into a series of contractual arrangements between our wholly foreign owned entities, our variable interest entities and the shareholders of our variable interest entities.

In December 2017, we entered into a share purchase agreement, a shareholders agreement and other transaction documents with the existing shareholders of our predecessor to issue and distribute our shares to them in proportion to our predecessor’s then shareholding structure. We also entered into agreements with Jimu Group that set forth provisions relating to the transfer of assets between us and Jimu Group, change of employment relationships and the restructuring and reorganization of our and Jimu Group’s subsidiaries and variable interest entities in China. Our pre-IPO reorganization was completed in March 2018.

On October 24, 2018, our ADSs commenced trading on Nasdaq under the symbol “PT.” We raised approximately US$40.7 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ partial exercise of their over-allotment option.

In November 2018, we established Pintec Solutions Pte. Ltd. in Singapore as the headquarters for our international business expansion.

We acquired control of Beijing Xinshun Dingye Technology Co., Ltd., or Xinshun Dingye, in April 2018. Xinshun Dingye became the major shareholder of Beijing Hongdian in January 2019. Xinshun Dingye is one of our variable interests entities and has executed new VIE agreements with Beijing Hongdian.

In March 2019, we acquired Infrarisk Pty Limited, an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process. We also acquired Anxuying (Tianjin) Commercial Factoring Co., Ltd. from Jimu Group in the same month.

In March 2019, we purchased 100% of the equity of Ganzhou Jimu Micro Finance Co., Ltd., or Jimu Micro Finance, from Jimu Group. The purchase price of RMB230 million (US$33.5 million) was netted against amounts due to us from Jimu Group. The purchase price was supported by a fairness opinion issued by a third-party valuer. Because Jimu Micro Finance holds a license to operate a small loan business, we believe that we can use this entity to develop and operate pilot programs for new service offerings to complement our existing services offerings. The addition of small loan services to our service scope will also allow us to further enhance our data collection capabilities and provide our partners and customers with more robust financial solutions going forward.

In May 2019, we established Pintec Yunke (Ganzhou) Information Technology Co., Ltd. for the purpose of providing information services to institutions, including financial institutions.

Our principal executive offices are located at 9/F Heng An Building, No. 17 East 3rd Ring Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 (10) 8564-3600. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

B.            Business Overview

Overview

We are a leading independent technology company enabling financial services in China. We connect business partners and financial partners on our open platform and enable them to provide financial services to end users efficiently and effectively. We empower our business partners by providing them with the capability to add a financing option to their product offerings. We help our financial partners adapt to the new digital economy by enabling them to access the online population that they could not otherwise reach efficiently or effectively.

Our Network of Partners

We refer to those partners who provide access to end users as our business partners, and those partners who provide financial products as our financial partners. Partners that are financial partners in one context may be business partners in another. For example, a financial service provider that provides loans to consumers through our online consumer finance platform is a financial partner in that role, but the same financial service provider would also be a business partner if its customers registered on Hongdian to purchase wealth management products.

We are rapidly expanding our scale and are building a valuable, diverse and broad network of both business and financial partners. Our solutions combine diversity on both sides, enabling us to meet a wide range of needs and creating a strong network effect for our business and financial partners as well as for their users.

Our Business Partners

We have 129 business partners as of December 31, 2018, including both online and offline businesses and both consumer-facing and business-facing ones. We cover a wide range of industry verticals including online travel, e-commerce, telecommunications, online education, SaaS platform, financial technology, internet search, and online classifieds and listings. We provide point-of-sale lending solutions to 19 business partners, including Qunar, Ctrip, BestPay and Vip.com. In addition, we provide personal installment lending solutions to 71 business partners, including Qunar and 360 Finance, and SME lending solutions to 17 business partners. Since we launched our wealth management solutions in September 2015, we have provided wealth management solutions to 27 business partners, including Xiaomi, Anbang Finance and Minsheng Securities. Several of our partners have adopted multiple types of solutions, and as we deepen our relationships with our partners, we expect more of them to do so. The extent of our cooperation ranges from channel partnership and user acquisition to end-to-end full-service solutions. Because our business partners’ end users constitute the pool of potential borrowers for the loans that we facilitate, we are selective in our choice of business partners in order to maintain quality and manage risk.

Our Financial Partners

We have 94 financial partners as of December 31, 2018. These include 17 lending solutions partners, 73 wealth management partners and 4 insurance solution partners.

Lending solutions partners.  Lending solutions partners provide the funds for the loans that we facilitate.

Jimu Box, which is the online consumer finance platform operated by Jimu Group, has been the single largest funding source for loans facilitated through our platform, and we expect it to remain so for the foreseeable future, even as we continue to diversify our funding sources. Jimu Box was the funding source for 99% of the outstanding loans facilitated through our platform as of December 31, 2016, 81% of the outstanding loans as of December 31, 2017, and 62% of the outstanding loans as of December 31, 2018. For our relationship with Jimu Box and the Jimu Group in general, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.” Because certain of our major business partners have adopted policies not to accept funding from online consumer finance platforms, we use Jimu Box primarily for personal and business installment loans, rather than for point-of-sale installment loans. We do not cooperate with any other online consumer finance platforms aside from Jimu Box.

A number of financial partners provide funding directly to borrowers for loans that we facilitate, including China National Investment & Guaranty Corporation and Xingye Consumer Finance. Financial partners providing non-structured direct funding were the funding source for only 6% of the outstanding loans facilitated through our platform as of December 31, 2017, but this increased to 25% of the outstanding loans as of December 31, 2018. Direct funding is now the single largest source of funds for the point-of-sale installment loans facilitated through our platform. Jimu Micro Finance, a licensed micro finance company which we purchased from Jimu Group in March 2019, also provides some financing for personal installment loans. We also have entered into strategic business cooperation with Fullerton Credit, a group of micro loan companies wholly owned by Fullerton Financial Holdings Pte. Ltd.

We have worked with a variety of financial partners such as Yunnan Trust and Jiaochuang Investment on trusts and other structured finance since 2017. Trusts and other structured finance were the funding source for 9% of the outstanding loans facilitated through our platform as of December 31, 2017, and 10% of the outstanding loans as of December 31, 2018. The trusts are administered by third-party trust companies and they invest in loans personal and business installments loans that we recommend. We purchase subordinated tranches to provide credit support. The financing receivables due from the borrowers of the personal and business installment loans and the loan payables to the third party investors of the trust units are recorded on our balance sheet as financing receivables and funding debts, respectively. Trusts and other structured finance were an important source of funding for us in both 2017 and 2018.

CITIC Securities has worked with us on the issuance of public asset-backed securities for which the underlying assets are the receivables from point-of-sale installment loans. In June 2017, we successfully issued Dumiao-Qunar consumer finance asset-backed securities through the Shanghai Stock Exchange, which was one of the first public asset-backed securities issued by a technology service provider in the online consumer finance industry in China. We purchased the most subordinated tranche to provide credit support. These public asset-backed securities were the funding source for 4% of the outstanding loans facilitated through our platform as of December 31, 2017, but we have not issued any public asset-backed securities since that time.

We plan to continue to reduce our dependence on Jimu Group as a funding source by expanding our network of lending solutions partners, both in terms of number and type of entities.

The table below sets forth the funding from different types of financial partners for our lending solutions in terms of outstanding loans as at December 31, 2016, 2017 and 2018:

	As at December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Online consumer finance platform	1,453,432	4,742,261	3,593,302	522,624
Non-structured direct funding	122	338,851	1,479,166	215,136
Trusts and other structured finance	—	531,842	592,642	86,196
Public asset-backed securities	—	256,643	—	—
Unsecured general loan and others(1)	8,961	18,110	137,924	20,060
Total	1,462,515	5,887,707	5,803,034	844,016

(1)         Others includes receivables held by Minheng before those receivables are funded by our financial partners and those receivables that have been delinquent within 90 days and repurchased by us but not yet written off.

Wealth management solutions partners. Our wealth management financial partners provide various mutual fund products and asset management products, accessible from our and our business partners’ platforms. We enable our wealth management financial partners to distribute those products to the user bases of our business partners. Our 73 wealth management financial partners include such well-known names in China as Guangfa Asset Management, Guotai Asset Management and Penghua Fund Management. We distributed RMB447.4 million, RMB2,080.6 million and RMB3,284.7 million (US$477.7 million) of wealth management products as measured by total value in 2016, 2017 and 2018, respectively, by means of our wealth management solutions. We provide financial solutions that enable our financial partners to efficiently expand the scope of their products and services and extend them to a wider user base.

End Users

Most end users are the customers of our business partners who have borrowed loans, invested in wealth management products or purchased insurance products from our partners through one of the solutions that we provide to our partners. We also have a small number of end users who have come to us through word of mouth and access loans from our lending solutions partners through our own traffic entry points. We refer to those end users who borrow loans from our lending solutions partners utilizing one of our lending solutions as borrowers, and those end users who invest in financial products offered by our wealth management solutions partners utilizing our wealth management solutions as investors.

Borrowers

We facilitate loans by our lending solutions partners primarily to individuals. We apply advanced credit assessment models to profile loan applicants and allocate the approved cases to our lending solutions partners according to their risk appetite. Our lending solutions partners typically focus on serving the population segment with credit cards or eligible for credit cards since they have established credit records and good credit profiles. As of December 31, 2018, approximately 96.3% of the borrowers of personal installment loans who accessed our services through our own traffic entry points had credit cards. We are also expanding our lending solutions to help our lending solutions partners target SMEs and their owners. From our inception through December 31, 2018, we have facilitated a cumulative total of approximately RMB35.0 billion (US$5.1 billion) in loans by our lending solutions partners. The cumulative number of borrowers who have utilized the solutions we provide to our lending solutions partners has grown to more than 5.5 million as of December 31, 2018.

A geographically diverse set of borrowers stretching across 480 cities and counties in China has borrowed loans from our lending solutions partners using our solutions. The top three cities in terms of borrowers accounted for only approximately 4% of all such borrowers as of December 31, 2018. Approximately 34.1 million individuals have registered on our system with their name, government-issued identification number and mobile phone number. According to the information provided to us by these individuals, approximately 45% are between the ages of 22 and 30 and another 28% are between the ages of 30 and 35.

Investors

We have experienced initial success in terms of both the number of investors and the investment amount per investor since we launched Hongdian and Polaris. As of December 31, 2018, over 195,000 cumulative retail investors on Hongdian and Polaris have made transactions on our platforms, with an average amount under management of over RMB3,644 (US$530) per user.

Our Financial Solutions

We offer five types of solutions that are tailored to the needs of our business and financial partners: point-of-sale installment loan, personal installment loan, business installment loan, wealth management and insurance. These solutions and services in turn serve the credit needs and investment demands of our partners’ users. We implement these solutions through a comprehensive set of modules that can be seamlessly integrated with the operations and systems of our business partners and financial partners through application programming interfaces, or APIs, and software development kits, or SDKs. Our partners can adopt our solutions to provide financial services as a white label solution, through co-branding or under our own brands, allowing them to leverage our expertise while focusing on their own core businesses.

Point-of-sale Financing Solutions

We offer point-of-sale financing solutions to our business partners on their platforms or on our own platform under the “Dumiao” brand.

Our point-of-sale financing solutions enable our business partners to make installment purchase loans available to their customers. Our point-of-sale lending solutions facilitate the purchase of online travel products and services such as air tickets and hotel room reservations on travel sites such as Qunar and Ctrip, consumer products on e-commerce websites such as Vip.com and Shefenqi, and mobile devices and services such as Bestpay provided to China Telecom’s customers. Our business partners typically integrate our lending solutions in the payment stage of a transaction, offering end users installment payment options when they satisfy our pre-screening procedures and certain criteria stipulated by our business partners. An end user who selects the installment payment option is guided through the application process and can use the approved credit line to finance his purchase from our business partner. End users have the option to choose different combinations of terms which are agreed with our business partners, and our system will automatically calculate monthly payments and service fees. In 2016, 2017 and 2018, the total volume of point-of-sale installment loans we facilitated was approximately RMB3.3 billion, RMB6.8 billion and RMB4.5 billion (US$0.7 billion), respectively. Our point-of-sale lending solutions function as a virtual credit card featuring a one-month interest free period and flexible installment terms. We believe such features are attractive to end users and enhance user experience. The weighted average APR for point-of-sale installment loans outstanding more than a month was 12.2% of the principal amount in 2018. The application process of point-of-sale installment loan products are easy and simple, supported by intuitive user interface. The following are screenshots of the application process for Qunar point-of-sale installment loans:

Personal Installment Loan Solutions

We offer personal installment loan solutions to our financial and business partners on our business partners’ platforms or through our own traffic entry points. Our personal installment loan solutions enable our business partners to make unsecured personal credit available to their customers. All loans are funded by our lending solutions partners but end users access the loans through the mobile apps or websites of our business partners or our own traffic entry points. We help our lending solutions partners determine the amount of the credit line for each customer based on the result of our credit assessment. The initial credit line is typically between RMB1,000 (US$145) and RMB50,000 (US$7,272). As end users start building their credit history with us, they will gradually get access to higher credit lines and more favorable credit terms. Normally, each drawdown on the credit line must be individually approved, but we can provide solutions to our lending solutions partners that permit end users to draw down multiple loans without additional approval as long as the aggregate outstanding balance of the loans does not exceed the approved credit limit. The money is transferred to the user’s bank account when the loan is drawn down. We charge our financial partners technical service fees. In 2018, approximately 797,000 customers were approved for personal installment loan credit lines with an average credit limit of approximately RMB14,900 (US$2,167) through solutions that we provided to lending solutions partners. The aggregate amount of credit lines approved was RMB4.1 billion, RMB25.8 billion,and RMB53.2 billion (US$7.7 billion), and the amount outstanding was RMB997.9 million, RMB4.1 billion and RMB3.8 billion (US$0.6 billion) as of December 31, 2016, 2017 and 2018, respectively.

We stopped facilitating offline personal installment loans in the fourth quarter of 2018.

Business Installment Loan Solutions

We offer business installment loan solutions to our business partners on their platforms or on our own platform under the “Dumiao” brand. Our business installment loan solutions enable our business partners to arrange financing for their customers. These business partners are typically online platforms that provide goods and services to sole proprietors and to small and medium enterprises (SMEs) and possess significant data about their customers which can inform credit assessment. These borrowers include both online merchants and owners of traditional enterprises in various industries such as manufacture, retail and wholesale, dining, transportation and other service industries. Such businesses usually have annual sales turnover up to RMB70 million (US$10.2 million). The loans are intended to be used for business purposes such as to expand operations, purchase inventory or meet day-to-day operational cash flow needs. The business installment loan products are unsecured and repayable in installments ranging from three months to twenty-four months, with loan size ranging from RMB1,000 (US$145) to RMB600,000 (US$87,266). Because we build our end-to-end solution and credit assessment system for business installment loans specifically to evaluate SME creditworthiness on the basis of our massive big data storage, an application is typically approved within 15 minutes, as compared to a few days or weeks by traditional financial institutions. The total volume of business installment loans we facilitated was approximately RMB117.1 million in 2016, RMB569.6 million in 2017 and RMB1,221.3 million (US$177.6 million) in 2018.

The table below sets forth certain information about the loans we have facilitated in 2018.

	Point-of-sale Installment Loans	Personal Installment Loans	Business Installment Loans
Loans facilitated	RMB4,541 million (US$660 million)	RMB8,972 million (US$1,305 million)	RMB1,221 million (US$178 million)
Outstanding loans as of December 31, 2018	RMB1,424 million (US$207 million)	RMB3,811 million (US$554 million)	RMB568 million (US$83 million)
Loan size	RMB500 to MB30,000 (US$73 to US$4,363)	RMB500 to RMB200,000(1) (US$73 to US$29,089)	RMB1,000 to MB600,000 (US$145 to US$87,266)
Average loan size(2)	RMB657 (US$96)	RMB8,234 (US$1,198)	RMB23,665 (US$3,442)
Loan term	1 to 24 months	1 to 36 months(3)	3 to 24 months
Average loan term(4)	8.0 months	12.5 months	10.4 months
Weighted average APR(5)	12.2%	27.0%	17.7%

(1)         The loan size of personal installment loans originated online and offline was RMB500 (US$73) to RMB50,000 (US$7,272) and RMB20,000 (US$2,909) to RMB200,000 (US$29,089), respectively. We stopped facilitating offline personal installment loans in the fourth quarter of 2018.

(2)         Average loan size is calculated as the total amount of loans facilitated in the period divided by the total number of loans facilitated in the period.

(3)         The loan term of personal installment loans originated online and offline is 1 to 24 months and 6 to 36 months, respectively. We stopped facilitating offline personal installment loans in the fourth quarter of 2018.

(4)         Average loan term is weighted by loan origination amount for each loan originated in the period.

(5)         APR is the annualized percentage rate of all-in interest costs and fees to the borrower over the net proceeds received by the borrower. Weighted average APR is weighted by loan origination amount for each loan originated in the period. We do not charge any interest fees to customers who select a one-month loan term for our point-of-sale installment loans and these loans are excluded from the calculation of weighted average APR for point-of-sale installment loans.

Wealth Management Solutions

Our wealth management solutions include asset sourcing, product distribution and robo-advisory modules.

Hongdian fund distribution solution. Our Hongdian solution enables our partners to offer and distribute mutual fund products to their customers, either under our Hongdian brand or as a white label solution. Registered end users can select a variety of mutual fund products through our platform’s website and mobile applications or our partners’ platforms, which are sourced from our financial partners. All of the mutual fund products that are available to retail investors on Hongdian are publicly listed for trading in China and are regulated by the CSRC. As of December 31, 2018, we have partnered with 73 fund management companies and listed over 3,200 different mutual fund products on Hongdian. The wealth management service fee primarily consists of commission fees charged to third-party asset management companies for participating in our online wealth management platform. We operate Hongdian through Beijing Hongdian Fund Distributor Co., Ltd., our variable interest entity, which possesses a brokerage license to conduct an investment fund sales business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Fund Sales Business.”

Polaris robo-advisory solution. We offer robo-advisory solutions under our Polaris brand to both financial partners and business partners, which they leverage to offer robo-advisory services to their customers. These solutions utilize assets both from Hongdian and from our partners.

We customize our robo-advisory services to the specific requirements of our business partners, such as risk-return parameters, asset allocation strategies, product offering mix, and target customer base and related specifics. These requirements are factored into the product and service designs and a customized wealth management solution for a particular business partner is designed and implemented. The assets are provided by the financial partners. Wealth management services are personalized for each retail investor through a similar process. By implementing wealth management solutions for a variety of different types of business partners, we can effectively leverage our business partners’ presence in different business segments to enable our financial partners to connect to users that they would otherwise be unable to reach effectively. See “—Our Modules and Transaction Process—Wealth Management Solution Modules” for descriptions of user assessment and portfolio construction approach.

Leveraging big data analytics and machine learning capabilities, we continually refine our algorithms to evaluate the performance of the underlying financial assets in light of the applicable investment goals. Therefore, we are able to respond to changes in the market and adjust investment portfolios through target portfolio construction and advanced risk management techniques for end users either directly or through our business partners.

We charge investment management fees and portfolio rebalancing fees to users. As of December 31, 2018, we have facilitated transactions for over 195,000 cumulative unique investors through our wealth management solutions with a cumulative transaction amount of RMB5.8 billion (US$0.8 billion).

Insurance Solutions

Myfin insurance solution. We launched our Myfin solution in July 2016. Myfin enables our partners to offer and distribute insurance products to users of our Dumiao App under our Myfin brand. We are still in the early stages of developing this business. In 2018, insurance premiums increased to more than RMB12 million and we served more than 150 thousand end users. As of December 31, 2018, we have provided insurance solutions to four insurance companies. We operate Myfin through our variable interest entity Myfin Insurance Broker Co., Ltd., a subsidiary of which possesses an insurance brokerage license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Insurance Brokerages.”

Value Added Tools

We provide value added tools to our business partners and financial partners to enable them to quickly deploy our solutions, monitor and evaluate performance and scale their business. We have pre-designed and ready-to-use mobile product templates that can be seamlessly integrated with their existing ecosystem and product features. They can also be customized to account for a variety of factors, such as consumption scenarios and target customers, to ensure a smooth application process and superior user experience. In 2017, we launched our online traffic management tools, or “rockets”, to crowdsource and feed user traffic into our lending and wealth management solutions through social network promotions by our “rocket stars,” agents who are given incentives to refer prospective applicants to our platform. This has since become an important tool to reach potential end users. With our big data analytics capabilities, we offer digital marketing tools to our business and financial partners to precisely target users, implement intelligent digital marketing activities and increase marketing efficiencies and effectiveness. Our real time monitoring tools provide comprehensive yet highly visualized performance monitoring interface. We track liquidity and risk performance of loan applications and loan portfolio, as well as general business operation data, and present the information in a simple and transparent way to our partners.

Our Big Data Storage and Computation System

Our proprietary big data database, which we call Data Lake, and our highly scalable external data querying and computation system, which we call Data Service Bus, drive our advanced risk assessment and our credit assessment engine. Data Lake is a dynamic data pool that is constantly evolving with increasing credit bureau data, transactional data, behavioral data, social data and demographic data accumulated on our platforms and additional data accessed from third parties. With the support of strong underlying infrastructure such as Data Lake and Data Service Bus, we designed and patented a risk assessment and credit assessment engine which evaluates both fraud and credit risks on the basis of over 10,000 data points and a series of different credit models utilizing machine learning technologies to automatically provide personalized, accurate and instant credit decisions with risk-based pricing. The combination of our advanced risk assessment and credit assessment engine with Data Lake and Data Service Bus enables us to make pricing decisions in most cases within seconds with no manual intervention. We apply big data analytics and machine learning technologies to the entire value chain of our lending solutions, from user acquisition to credit assessment, user valuations, customer management and collection services. Because we do not rely only on proprietary data from a single ecosystem, we can aggregate data from a variety of sources and serve the many different needs of our partners and end users. We also partner with a few independent third parties with unique in-house data to customize a set of data features specifically catered for our lending and wealth management solutions.

Our Modules and Transaction Process

Modules for POS Installment Loan, Personal Installment Loan and Business Installment Loan Solutions

Our modules cover every step of the loan transaction process, providing seamless integrated solutions to our business partners and a superior experience to end users. We are able to provide customized combinations and configurations of these modules to cater to the specific needs of different business and financial partners.

Our proprietary credit assessment system, backed by our continually growing big data database and our sophisticated algorithms, can quickly provide end users with a credit decision. We match borrowing requests with our financial partners in a smooth and efficient fashion, though our financial partners have the final decision as to whether they will approve the loan applications. Our service is provided in a seamless fashion to credit applicants and make it possible for customers who are approved for our credit lines to receive funds within 10 seconds following their applications, in the case of point-of-sale and personal installment loans, and 15 minutes, in the case of business installment loans. We believe these features are essential to meeting borrowers’ financing needs.

•                  Module 1: traffic router

We have a variety of access points to our services, including directly on our business and partners’ platforms and through our Dumiao App and mobile website. Some of our business partners only have limited acquisition channels with high acquisition costs and are unable to accurately locate potential end users for point-of-sale installment loan services. Through our end user acquisition module, we analyze a variety of data and predicatively push service options to potential end users. Our customized interface and access point functionalities improve the user acquisition process by accurately identifying potential end users, increasing the conversion rate and lowering acquisition costs for our business partners.

•                  Module 2: data aggregation and processing

Our partners often lack a comprehensive set of relevant data from reliable data sources for them to utilize in providing financial services and developing effective risk management. Through our proprietary big data database, Data Lake, we access and aggregate a wide variety of data from more than 50 data sources, including both traditional and non-traditional sources and types of data. We restructure and reorganize these data into our various data models for further processing, and they can be independently updated to support fast model iteration for our credit assessment system. We maintain multiple data sources to increase our data aggregation efficiency and lower data collection and sourcing cost. These data models could also be separately provided to our partners depending on their specific needs. We collect the following information for our credit assessment system:

•                  basic personal background and demographic information, including name, ID, mobile number, bank card number, address, age, educational background, occupation and employment history;

•                  third-party bureau data including credit history, application, overdue payments and blacklist information; credit card and bankcard transactional information, including spending power and behavioral patterns;

•                  transactional information from e-commerce websites and other data provided by our business partners, including spending power, transaction history and high-risk transactions;

•                  other information on an end user’s online behavior;

•                  mobile device and carrier information and mobile data; and

•                  for repeat end users, historical loan performance accumulated on our platform.

•                  Module 3: risk management modeling

Our risk management modeling module adopts a vigorous process of customer identification and anti-fraud detection, in which we match the application with data from both internal and external sources. Our sources of data on users include third-party credit ratings, blacklists, information on the user’s patterns of communication, consumption, bank card usage and e-commerce purchases, information from the user’s GPS and mobile devices, and the user’s historical borrowing history and other information, all collected and aggregated through our data integration and aggregation module. We cross check the data through identification numbers, device IP addresses, application frequency and timing of application and compile a blacklist based on our assessment and public information. We customize our risk management measures to flexibly adapt to the needs of our partners, based on their business targets and product positioning.

•                  Module 4: credit pricing and credit strategy

•                  We utilize a rigorous pricing framework to produce risk-based pricing decisions while taking into account price sensitivity to maximize value generation. Our credit assessment system groups users on the basis of identification, education background, location, bankcard spending pattern, mobile information and other available information as well as our insights of similarly situated customers. On this basis, a credit line is assigned that could be drawn down by each end user approved by our credit assessment system, subject to the independent credit assessment process described below. More than 99% of all loan applications are handled and approved automatically.

•                  Module 5: funding router

We connect to our financial partners’ systems in real time. We analyze the various aspects of a loan request and the characteristics of the borrower, and allocate the funding needs to the most suitable funding source based on the risk-and-return parameters specified by our financial partners and other asset preferences.

•                  Module 6: independent credit assessment

Our financial partners retain their independent credit assessment functions and screen the borrowers we refer to them through a final approval process. Borrowers not approved will be referred back to our platform and we aim to match these borrowers with other financial partners who have suitable risk appetite. Module 4 and module 6 constitute an integrated two-step credit assessment process that is fully compliant with the relevant regulatory requirements.

•                  Module 7: customer service and maintenance

Our customer service operation efficiently handles questions from end users as well as from business partners about our financial solutions and modules. Our online customer service bots handle more than 70% of customer requests automatically. Our intelligent customer maintenance program predicts potential loss of a customer and automatically alerts our customer service team to engage in customer maintenance efforts. Our business partners can rely on us to provide high-quality customer service throughout the transaction process.

•                  Module 8: repayment management

We cooperate with over a dozen payment service providers to provide efficient and stable payment services that cover all of the major Chinese banks. End users are able to select from multiple repayment options including autopay. Payments are automatically directed to the optimal payment route maintained by a particular payment service provider for a given payment option based on cost and stability.

•                  Module 9: loan servicing

We provide a comprehensive set of post-origination loan servicing solutions to our business partners, including loan collection. We have established a scoring model to determine the priorities of our collection efforts and collection process based on the level of delinquency, which dictates the level of collection steps taken. Our collection activities are highly automated, are accomplished through digital means such as payment reminder notifications in our app, reminder text messages, voice messages and e-mails and are supplemented by direct phone calls. To better focus on developing collection strategy and management and optimizing operational efficiency, we contract with third-party collection service providers which provide collection personnel to conduct all collection activities. However, they are under our close supervision and management and are equipped with the collection system and scoring model we develop. We carefully select these third-party contractors, establish guidelines and limitations on their collection actions, and take measures to enforce those guidelines and limitations.

Wealth Management Solution Modules

Our wealth management solutions include fund aggregation and trade clearing, end user assessment and modeling, portfolio construction, and transaction optimization modules.

•                  Module 1: fund aggregation and trade clearing

We aggregate over 3,200 public mutual fund products from over 70 mutual fund asset management companies in our Hongdian trade clearing system that provide the users of our financial partners with a comprehensive selection of underlying assets. We are fully compliant with laws and regulations for trade clearing. In order to control risk of cash flow, cash is deposited in and monitored by China Minsheng Bank, and our trading system is provided by Shenzhen Jinzheng, a large financial IT system provider in China, to ensure professional and accurate transaction execution.

•                  Module 2: user assessment and modeling

For individual investors using our Polaris platform or financial partners that use our proprietary robo-advisory services, we offer tailored portfolio recommendations through a customized investment decisioning process enabled through our user assessment and modeling module. We evaluate end users’ risk tolerance on the basis of an investor questionnaire that they complete upon registration and update periodically over time.

•                  Module 3: portfolio construction

Accurate and customized user assessment serves as the basis for individualized portfolio constructions. Depending on the user’s risk tolerance, we offer and recommend one of five primary investment strategies ranging from very conservative to very aggressive and construct an investment portfolio for a particular user to achieve target risk-adjusted returns within the specified risk parameters. Using our Polaris algorithm, we select the products offered by our financial partners through our different business partners and construct them into globally diversified portfolios tailored to each user’s needs. Utilizing our sophisticated proprietary algorithms in both investment strategy and transaction optimization, our robo-advisory technology not only provides an automated recommendation for the initial asset allocation to the user based on an assessment of the individual’s risk appetite but also recommends rebalancing of investment portfolios to end users and will execute rebalancing if the user specifically approves the rebalancing or does not reject it within a certain period of time.

In addition, by configuring and customizing our robo-advisory technological capabilities, we are able to provide our robo-advisory services as a comprehensive end-to-end solution engine to our financial partners. In this respect, we cater to the specific needs of our financial partners, taking into account their overall business strategy and target customer segments. Financial partners have their own investment model to make independent decisions after we provide investment recommendations. With the depth of the customer data that we have accumulated directly from our financial partners and our ability to use big data technologies to gain insights into that data, our algorithms create personalized asset allocations within the risk and return parameters specified by our financial partners, and significantly streamlined their internal decisioning process.

•                  Module 4: transaction optimization

Our Hongdian platform comprises a significant portion of all the available mutual funds in the domestic market in China and provides a one-stop shopping portal for mutual fund products. It streamlines the transaction process and lowers transaction costs for both investors and our financial partners. Polaris, on the other hand, structures and packages different underlying investment assets and achieves diversification for investors at a lower cost than traditional wealth managers. Leveraging our sourcing capabilities and our distribution channels, we establish connections between our financial partners and investors to facilitate a more efficient transaction process.

Insurance Solution Modules

Our insurance solution modules include a smart product recommendation module that offers comprehensive product recommendations to clients of insurance partners with low cost, scalable operation, and easy access, and a customization and innovation module that helps business partners bring customized and innovative insurance solutions to market.

Risk Management

We have an advanced and customized risk management capability driven by our proprietary credit approval engine and strong risk management expertise. We believe that our strength in risk management enables us to prevent fraud and provides effective and efficient credit assessment services to our business partners as well as their target customer cohorts. This approach provides for extremely high levels of automation in the underwriting process and has a proven track record of stable credit performance. Our risk grading, risk-based pricing and credit limit strategies improve our business and financial performance by controlling overall risk in line with financial partner’s risk appetite.

We provide end-to-end risk management solutions for the entire lending process from fraud detection and credit assessment through account management and collection services. Pre-loan risk management is based on an automated fraud detection and credit risk assessment process that utilizes multiple sources of data and modular modeling techniques, with real-time collection, cleaning and arrangement of data, to carry out a modeling assessment and produce a credit decision. During and after the term of the loan, our quantitative modeling tools raise the efficiency of our account management and collection based on our rating of the user’s activity. Real-time risk modeling and control and rapid refresh capability help ensure that we are able to quickly react and adjust to changes in risk.

Our Fraud Detection and Prevention Mechanism

We are well equipped to detect sophisticated fraudulent activities. We maintain a fraud-related database within Data Lake consisting of data sourced internally and from our partners, including a comprehensive blacklist based on our own assessment and publicly available information. During the initial application process and throughout the transaction life-cycle, we cross-check data such as individual identification numbers, device IP addresses, application frequency and timing of applications. We also utilize social network analysis to uncover potential fraud schemes. We consistently fine tune our anti-fraud rules and blacklist rules by leveraging our sophisticated big data analytics and by analyzing fraud cases and the massive amount of data we have accumulated. We have not experienced any significant third party fraudulent losses from our platforms as of the date of this annual report.

Our Proprietary Credit Assessment Process

Our credit assessment process utilizes sophisticated algorithms and credit assessment models. Our credit assessment engine utilizes over 10,000 data points and a series of different machine learning models to evaluate a single loan application, and we apply a rigorous test-and-learn pricing framework to produce risk-based pricing decisions to maximize value generation. Our credit assessment groups end users on the basis of identification, education background, location, bankcard spending pattern, mobile information and other available information as well as our insights of similarly situated customers. Our newly acquired end users share similar risk profiles and certain key group or risk characters which we believe adequately account for a majority of their credit risks. We analyze end users’ credit history with us and with financial institutions, their employment and income information, and other data we have accumulated. We also continue to track the performance of repayment of the loan for future reference. Based on the assessment results, our credit assessment engine assigns a credit risk level from 1 to 5 to each prospective customer. We are in the process of increasing the credit lines that may be available to our customers and may have additional levels with higher credit lines for prospective customers. We cooperate with third parties such as data providers in the credit assessment process.

Credit Performance

Our risk management approach has proven to be highly effective, as evidenced by the performance of various loan vintages originated through our platform over time.

We define delinquency rate as outstanding principal balance of loans that were from 16 to 30 calendar days, from 31 to 60 calendar days and from 61 to 90 calendar days past due as a percentage of the total outstanding principal balance of the loans as of a specific date. Loans that are delinquent for more than 90 days are charged off. The following table provides our delinquency rates for all loans we facilitated as of December 31, 2016, 2017 and 2018, including both on-balance sheet loans and off-balance sheet loans:

	Delinquent for
	16 - 30 days	31 - 60 days	61 - 90 days
December 31, 2016	0.47%	0.76%	0.63%
December 31, 2017	1.11%	1.02%	0.74%
December 31, 2018	1.27%	2.35%	2.33%

We experienced an increase in delinquency rates at the 31 to 60 day and 61 to 90 day levels in 2017 due primarily to an industry-wide increase in default rates that also affected our company. Government initiatives such as Circular 141 and Circular 57, both of which were released in December 2017, fostered negative publicity about the industry that contributed to higher delinquency rates in 2018. Customers’ willingness to repay their loans was adversely affected, and our financial partners suffered significantly from industry volatility particularly in the second half of 2018.

The M3+ delinquency rate by vintage with respect to loans facilitated during a specified time period, which we refer to as a vintage, is defined as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period, and (ii) the total amount of recovered past due payments of principal in the same period with respect to all loans in the same vintage that have ever become over three months delinquent, divided by (iii) the total initial principal of the loans facilitated in such vintage.

The following charts show the M3+ delinquency rates by vintage for point-of-sale and personal installment loans that we have facilitated, including both on-balance sheet and off-balance sheet loans.

Risk Management Team

We have established strong risk management expertise with nine independent risk management functions spanning functions such as audit, regulatory compliance and risk management research and development. Our management team has significant experience in the credit industry with expertise in risk management, fraud detection and prevention, and data analytics. We have also built risk management-related performance metrics into our business unit and employee review procedures.

Technology

The success of our business depends on our strong technological capabilities that support us in delivering innovative and effective financial solutions to our partners, providing a seamless user experience, making accurate credit assessments, protecting information and increasing our operational efficiency. Diversified data collection and aggregation and robust credit assessment through advanced technologies have strengthened our risk management capability, creating value for our business and financial partners.

The entire loan underwriting procedure, including application, verification, authorization, granting credit, execution of agreements, release of funds and collection of repayment, can be completed automatically without human intervention for a substantial majority of our loan applications. Our user-friendly interactive interface allows the user to complete the entire loan application and loan repayment process by himself. Highly optimized stream computing methods for data reporting, retrieval and indexing allow the entire loan application and credit approval procedure to be completed within 10 seconds for a majority of our loan applications. Our management system provides completely automatic control and routing of application volume, data reporting and retrieval volume, indexing distribution, approval amount, credit grade distribution, loan disbursement amounts and loan repayment amounts and enables the healthy and stable operation of the system.

R&D Lab

Our R&D lab is the source of our continued innovations. It not only supports our existing business and enhances our product and service offerings, but also incubates new technological and business initiatives that allow us to continue to evolve. We have teams within the R&D Lab working on artificial intelligence, data source assessments and other projects of possible application to our business.

Our R&D lab is empowered by a team of experienced engineers dedicated to research and development. As of December 31, 2018, we have 221 technology employees, representing approximately 61% of our total employees. Our engineers are based in our headquarters in Beijing and our offices in Shanghai. We recruit most of our engineers from prestigious universities and hire experienced laterals from well-established internet and software companies. We compete aggressively for engineering talent to help us address challenges and maintain our technology advantages over our competitors. We invest significantly in research and development. In 2018, we incurred RMB95.0 million (US$13.8 million) in research and development expenses, primarily of salaries and benefits (including share-based compensation) for our research and development team.

Big Data Analytics

We have developed a proprietary big data database, which we call Data Lake, which drives our advanced risk assessment and our credit assessment engine. Data Lake is a dynamic data pool that is constantly evolving with increasing credit bureau data, transactional data, behavioral data, social data and demographic data accumulated on our platforms and additional data accessed from third parties. Our extensive database has over 10,000 variables for users, covering a wide range of information pertinent to a user’s creditworthiness. By tapping into the ecosystems of our partners, we have accumulated a large amount of data that has been authorized and released by users. We also source, aggregate, process and analyze voluminous structured and unstructured data from over 50 internal and external data sources in multiple formats, including credit assessment agencies, payment companies, e-commerce platforms and mobile carriers.

Our strong data-mining capabilities also enable us to collect a large amount of data concerning prospective customers. We apply big data analytics and machine learning to the entire value chain of consumer finance, from credit decision to payment channel to collection services. Leveraging our research and development team, we have developed a number of proprietary automated programs that are capable of searching, aggregating and processing massive amounts of data from the internet in a short period of time. New analytical methods allow us to process these large amounts of untapped data, for example through statistical modelling of past behaviors and patterns.

We value data privacy of users and have stringent data protection and retention policies. We do not share end users’ data with third parties without end users’ prior consent.

Artificial Intelligence and Machine Learning

Technology has revolutionized the way that financial services are provided, particularly through the application of advanced artificial intelligence. We apply our artificial intelligence technology in multiple areas, such as fraud detection, credit risk pricing and asset allocation, which leads to improved operational efficiencies and enables us to provide significant value to our partners.

We have integrated a variety of advanced analytical and modelling techniques into our risk management and credit assessment systems by applying artificial intelligence, including machine learning. For example, we make use of social network analysis techniques to discover connections between loan applicants and known or suspected fraud rings and leverage the special characteristics of social networks in our anti-fraud and risk management models to reduce the rate of fraud. We have constructed a real-time online dynamic risk modelling system which, unlike traditional credit score card technology, is able to implement continual updates to our automated models based on the newest risk metrics, and at the same time implement mechanical learning algorithms online, and based on the real-time results of the model, automatically distribute application volume and ensure the stability and highly efficient operation of the model, and timely and reliably control risk. Building on our modelling technology, we carry out automatic clustering based on differences in the user’s personal characteristics, and we use different collections of characteristics between clusters to construct mechanical learning models to determine user risk and greatly raise the predictive power of the risk management model.

The robo-advisory services for our wealth management solutions are also based on machine learning technologies. We adopt modern portfolio theory as the main allocation methodology and use a supervised learning method to estimate market return. Machine learning regression algorithms are used to forecast future prices and therefore market return within a defined time period, while market condition classification algorithms classify the market along a spectrum of bullishness and bearishness. Market risk is measured by an estimated covariance matrix. Our algorithms link investor characteristics including risk preference, life cycle stage, and source of income to investment constraints for true personalization. Rebalancing decisions are made dynamically as inputs change.

Our Cloud-based Infrastructure

We depend on cloud-based services for computing power for our customer-facing systems and services. Cloud-based technology allows us to process large amounts of complicated data in-house, which significantly reduces cost and improves operational efficiency. Our business is growing at a tremendous pace and we need to scale up services to fit our needs and customize the applications that we use. Our cloud-based services allow us to maintain flexibility in managing our IT resources with improved manageability and less maintenance, so that we can more rapidly adjust resources to meet any fluctuating or unpredictable business demand.

Our system is highly secure. Our systems infrastructure is hosted in data centers located in different locations in China. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our in-house developed security system analyzes and predicts malicious attacks. The response time of our cloud system has been shortened to within one second, resulting in enhanced responsiveness to any challenges or attacks. Our platforms adopt modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platforms both highly reliable and scalable. We have developed a business continuity plan and have implemented a disaster recovery program, which enables us to move operations to a back-up data center in the event of a catastrophe.

We are capable of completing reconciliation on a daily basis on our cloud-based platforms and we have never experienced data loss as of the date of this annual report.

Business Development

Our “Dumiao” brand is widely recognized by major potential business and financial partners for financial solutions in consumer lending in China, and our “Polaris” brand similarly for wealth management solutions. Our partners can adopt our solutions to provide financial services to their users, allowing them to leverage our expertise while focusing on their own core businesses. We believe that our strong brand recognition and proven track record will enable us to build a large and loyal partner base with a high retention rate. We employ a variety of marketing methods to promote our image.

We have built a sales and marketing team with extensive experience in both the financial service and internet industries. This team is dedicated to establishing long-term relationships with our business and financial partners. We work closely with our business and financial partners to gain insights into the competitive dynamics of the industry and to identify new market opportunities. With our understanding of their needs, we are able to offer customized services and solutions. We also utilize our proprietary data analytical capabilities to conduct cost-efficient marketing.

We have sales and marketing personnel based both at our headquarters in Beijing and at our regional office in Shanghai. This allows our sales and marketing team to remain in close contact with the research and development team and operations team at our headquarters to align our sales and business development strategies. The sales personnel at our regional offices have direct contact with our business partners to better understand their needs and requirements and thereby develop and strengthen our cooperation.

International Expansion

We have entered into two joint ventures outside of China to offer our solutions in additional markets in conjunction with local partners. In October 2017, we formed a joint venture named PIVOT Fintech Pte. Ltd. together with FWD Group and certain angel investors to provide robo-advisory services in Southeast Asia. In April 2018, we formed a joint venture named Avatec.ai (S) Pte. Ltd. together with United Overseas Bank Limited to offer credit services and solutions primarily in Southeast Asian countries. In addition, we set up Pintec Solutions Pte. Ltd. in Singapore in November 2018 as the international headquarters for our international business development, and in March 2019, we acquired Infrarisk Pty Limited, an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process.

Competition

Online consumer finance, wealth management and insurance are emerging industries in China. We enable our business and financial partners to provide innovative consumer finance, wealth management and insurance services to their customers. With respect to consumer finance enablement, Baidu Finance shares a similar business model with us where it provides technology enablement services to business partners and financial partners, and we compete with respect to acquiring partners and customers. Some independent platforms also provide such enablement services to partners as one segment of their business. With respect to wealth management and robo-advisory enablement, we compete with companies such as Yingmi.cn and Licaimofang. We also compete across consumer finance, wealth management and insurance with platforms affiliated with major internet companies and business ecosystems in China, such as Ant Financial, JD Finance and Ping An One Connect. In addition, our business and financial partners may develop their own in-house capabilities that compete with the services we currently provide. Some of our larger competitors have substantially broader product or service offerings and greater financial resources to support their spending on sales and marketing. We believe that our ability to compete effectively for business partners, financial partners and end users depends on many factors, including the variety of our modules and solutions, the diversity of our products, user experience with our solutions, the effectiveness of our risk management and the strength the partnership with our financial and business partners.

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Intellectual Property

We seek to protect our proprietary technology, including our risk management technologies and technology infrastructure, through a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure by confidentiality and non-compete agreements. We have applied for five patents and have registered 45 copyrights with the PRC National Copyright Administration. We have eight registered domain names that are currently used in our business and operations, including pintec.com, idumiao.com, ixuanji.com and hongdianfund.com. As of the date of this annual report, we had 48 registered trademarks, including the Chinese name for Dumiao, Hongdian, Myfin and Pintec and we have applied for 8 additional trademarks in China.

We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful in every circumstance. Even successful efforts to defend our rights, including resorting to litigation, may incur significant costs. In addition, third parties may initiate litigation against us alleging infringement of their intellectual property or seeking to declare non-infringement of our intellectual property. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Seasonality

We experience a certain degree of seasonality in our business, reflecting seasonal fluctuations in internet usage and personal consumption patterns. For example, we generally experience higher transaction volume in our online travel agency point-of-sale installment loans during the various peak travel seasons throughout the year, including the Chinese New Year holiday, the Labor Day holiday in May, the summer holidays and the National Day holiday in October. At the same time, we generally experience somewhat lower transaction volume in personal installment loans during national holidays in China, particularly around the Chinese New Year holiday. Our rapid growth through the first half of 2018, the challenges facing some of our funding sources in the second half of 2018 and our efforts to diversify our business partners have somewhat masked this seasonality thus far and we may experience more pronounced seasonality in the future.

Insurance

We maintain property insurance policies covering certain equipment and other property that is essential to our business operations to safeguard against risks and unexpected events. We also provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Regulations

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC and our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

In March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which will become effective as of January 1, 2020. When it takes effect, the PRC Foreign Investment Law will replace the Law on Sino-Foreign Equity Joint Ventures, the Laws on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. For more details, see “Item 3. Key Information—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

In particular, the PRC Foreign Investment Law reiterates and officially establishes the pre-access national treatment plus negative list management system for foreign investment. The national negative list system was first introduced in 2016. In September 2016, the Standing Committee of the National People’s Congress published its decision to revise the laws relating to wholly foreign-owned enterprises and other foreign-invested enterprises. This decision, which became effective in October 2016, changes the case-by-case approval system for foreign investments in China. Foreign investments in those business sectors that are not subject to special access management measures will only be subject to filing instead of approval requirements.

Industry Catalog Relating to Foreign Investment

In June 2019, the Ministry of Commerce and the National Development and Reform Commission promulgated the Special Management Measures for Foreign Investment Access (Negative List) (2019 version), or the Negative List (2019 version), which will become effective on July 30, 2019. The Negative List (2019 version) expands the scope of industries where foreign investment is permitted by reducing the number of industries where restrictions on the shareholding percentage or requirements for the composition of board or senior management still exist. Industries listed in the Negative List (2019 version) are divided into two categories: restricted and prohibited. Industries in the restricted category are subject to a variety of restrictions. For example, some restricted industries are limited to Sino-foreign equity/cooperative joint ventures, and in some cases, the Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Furthermore, foreign investors are not allowed to invest in companies in industries under the prohibited category. For industries not in the restricted or prohibited categories, the restrictions applicable to the restricted category do not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed.

We provide value-added telecommunication services, which is an industry in the restricted category pursuant to the Negative List (2019 version), through our consolidated variable interest entities.

Regulations Relating to Insurance Brokerage

The primary regulation governing insurance intermediary services is the PRC Insurance Law, originally enacted in 1995. According to the PRC Insurance Law, the China Insurance Regulatory Commission (which was integrated into China Banking and Insurance Regulatory Commission with other governmental departments in April 2018) is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

The principal regulations governing insurance brokerage are the Provisions on the Supervision and Administration of Insurance Brokers, promulgated by the China Insurance Regulatory Commission in February 2018. According to these regulations, an insurance broker refers to an entity that receives commissions for providing intermediary services to policyholders and insurance companies to facilitate their entering into insurance contracts. An insurance broker established in China must meet the qualification requirements specified by the China Insurance Regulatory Commission and obtain a license from it to operate insurance brokerage business.

The subsidiary of one of our variable interest entities, Myfin Insurance Broker Co., Ltd., has obtained a license for insurance brokerage from the China Insurance Regulatory Commission, which allows Myfin Insurance Broker Co., Ltd. to conduct an insurance brokerage business within the territory of the PRC and will remain valid until June 2022.

Regulations Relating to Fund Sales Business

The Law on Securities Investment Funds, originally promulgated in 2003, sets forth the principal requirements applicable to fund service institutions, including fund sales institutions. This law subjects institutions that engage in fund sales and other fund services related to publicly raised securities investment funds to registration or record-filing requirements with the securities regulatory authority. The Measures for the Administration of the Sales of Securities Investment Funds, originally promulgated by the CSRC in 2004, govern the qualification of publicly raised securities investment fund sales, payments and settlement for publicly raised securities investment fund sales, publicly raised securities investment fund sales charges and other aspects of publicly raised securities investment fund sales business.

Independent fund sales institutions must apply for registration with the local branch of the CSRC at their place of industrial and commercial registration and obtain a license for a publicly raised securities investment fund sales business. In order to obtain such a license, an independent fund sales institution must meet certain requirements, including: (i) having a paid-in capital of no less than RMB20 million (US$2.9 million); (ii) the senior managers shall have obtained the fund practice qualification, be familiar with the fund sales business, and have two or more years of work experience in fund practice or five or more years of work experience in other relevant financial institutions; (iii) having at least 10 employees obtained the fund practice qualification; and (iv) not being involved in any material changes that have impacted or are likely to impact the normal operation of organizations, or other material issues such as litigations and arbitrations.

The Measures for the Administration of the Raising of Privately Raised Investment Funds, promulgated in April 2016 by the Asset Management Association of China, govern the raising of privately raised investment funds. A member institution of the Asset Management Association of China which has registered with the CSRC and obtained a license for a publicly raised securities investment fund sales business can be entrusted by managers of privately raised investment funds to raise privately raised investment funds. “Raising” refers to the promotion, sale, purchase and redemption of privately raised investment fund units and other related activities.

On March 28, 2018, the Office of the Leading Group for the Special Rectification for Internet Financial Risks issued the Notice on Strengthening the Rectification and Conducting Review and Acceptance of Asset Management Business Conducted through the Internet, also known as Circular 29. Circular 29 emphasized that an asset management business conducted through the internet is subject to the oversight of financial regulatory authorities and the relevant licensing requirements. Any public issuance or sales of asset management products through the internet would be deemed to be a financing business and the relevant asset management licenses or permits would be required to conduct such a business. Internet asset management platforms are not allowed to publicly raise funds through “directed commission plans”, “directed financing plans”, “wealth management plans”, “asset management plans”, “credit asset transfers” or similar products, or to act as an agent for any types of trading exchanges to sell asset management products.

Our variable interest entity, Beijing Hongdian Fund Distributor Co., Ltd., is a member of the Asset Management Association of China, has obtained a license for a publicly raised securities investment fund sales business from the CSRC and is qualified to conduct both publicly raised and privately raised securities investment fund sales businesses.

Regulations Relating to Value-added Telecommunication Service

The Telecommunications Regulations, originally promulgated by the State Council in 2000, and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued and amended by the Ministry of Industry and Information Technology, or the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the MIIT in 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must obtain a value-added telecommunications service license from the MIIT or its provincial level counterparts.

According to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, originally issued by the State Council in 2001, foreign-invested value-added telecommunications enterprises must be in the form of sino-foreign equity joint ventures. The regulations restrict the ultimate capital contribution percentage held by foreign investors in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign-invested value-added telecommunications enterprise to have a good track record and operational experience in the value-added telecommunications industry.

In 2006, the Ministry of Information Industry (which was integrated into the MIIT with other governmental departments in 2008) issued the Notice of the Ministry of Information Industry on Strengthening the Administration over Foreign Investment in the Operation of Value-Added Telecommunications Business. According to this notice, a foreign investor in the telecommunications service industry must establish a foreign-invested enterprise and apply for a telecommunications service license. The notice also requires that: (i) PRC domestic telecommunications enterprises must not, through any form, lease, transfer or sell a telecommunications service license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support illegal telecommunications services operations by a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities only in the regions covered by its license; and (iv) all value-added telecommunications enterprises are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with these requirements and cure any non-compliance, the MIIT or its local counterpart has the discretion to take measures against such license holder, including revoking its value-added telecommunications service license.

Administration of mobile internet application information services is subject to the Regulations for Administration of Mobile Internet Application Information Services, which were issued in June 2016 and became effective in August 2016. These regulations were enacted to regulate mobile application information services, including app providers, app owners, app operators and online app stores. Providers of mobile application information services are required to obtain specified qualifications pursuant to PRC laws and regulations.

Our variable interest entity, Beijing Hongdian Fund Distributor Co., Ltd., has obtained a value-added telecommunications service license for its operations from the Beijing Administration of Telecommunications in March 2018. This license will remain valid until June 2021. Our Dumiao platform and app, which are operated by Shanghai Anquying Technology Co., Ltd. a subsidiary of our variable interest entity, may be required to obtain a telecommunication service license for our mobile applications in accordance with the Regulations for Administration of Mobile Internet Application Information Services and other relevant laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be required to obtain value-added telecommunication service licenses by the PRC regulatory authorities.”

Regulations Relating to Loans between Individuals

The Contract Law, which became effective in 1999, governs the formation, validity, performance, enforcement and assignment of contracts. The Contract Law recognizes the validity of loan agreements between natural persons and provides that a loan agreement becomes effective when an individual lender provides the loan to an individual borrower. The Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court in 2015, private lending is defined as financing between individuals, legal entities and other organizations. Agreements between a lender and a borrower for loans with annual interest rates below 24% are valid and enforceable. For loans with annual interest rates between 24% and 36%, the courts will likely refuse a borrower’s request for the return of the interest payment if the interest on the loans has already been paid to the lender, provided such payment has not damaged the interest of the state, the community or any third parties. If the annual interest rate of a private loan is higher than 36%, the obligation to make interests payment in excess of 36% will be invalidated. Pursuant to the Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform its obligations under the agreement for the benefit of the assignee.

In addition, according to the Contract Law, an intermediation contract is defined as a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays service fees to the intermediary. Pursuant to the Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary intentionally conceals any material fact or provides false information in connection with the conclusion of the proposed contract which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.

In April 2017, the National Online Lending Rectification Office issued a Notice on the Conduct of Check and Rectification of Cash Loan Business Activities and a supplementary notice. The notice requires the local counterparts of the National Online Lending Rectification Office to conduct a full-scale and comprehensive inspection of the cash loan business conducted by online platforms and requires such platforms to conduct necessary improvements and corrections within a designated period to comply with the relevant requirements under the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court in August 2015, the Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, the Guiding Opinions on Small Credit Companies, Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries and Implementation Plan of Specific Rectification for Risks in Online Peer-to-Peer Lending. The notice focuses on preventing loans that are offered in a malicious fraudulent amount, loans that are offered at extortionate interest rates and violence in the loan collection processes in the cash loan business operation of online platforms.

In December 2017, the National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, outlining the general features and the principal requirements on “cash loan” businesses conducted by internet micro finance companies, banking financial institutions and online lending information intermediaries. “Cash loans” are generally described as a loan that is unrelated to the circumstances of its use, with no designated use for the loan proceeds, no qualification requirement for the borrower and no collateral for the loan. The definition of a cash loan under Circular 141 is vague and subject to further regulatory interpretation. The principal requirements with respect to “cash loan” businesses are (i) no organizations or individuals may conduct a lending business without obtaining approvals for the lending business; (ii) the annualized all-in borrowing costs to borrowers charged in the form of interest and various fees are subject to the limit on interest rate for private lending as set forth in the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court in 2015; (iii) all relevant institutions shall follow the “know-your-customer” principle to assess and determine the borrower’s eligibility, credit limit, and cooling-off period with prudence, and a loan to a borrower without any source of income is prohibited; (iv) all relevant institutions shall improve their internal risk control and use a data-driven risk management model with prudence; and (v) relevant institutions and their third-party collection service providers may only use lawful means of collection, and shall not use illegal or inappropriate means of collection such as threats, intimidation or harassment. With respect to internet micro finance companies, Circular 141 requires the regulatory authorities to suspend the approval of the establishment of internet micro finance companies and the approval of any micro finance business across provincial lines. Circular 141 also specifies that internet micro finance companies may not provide campus loans, and should suspend the funding of internet micro loans unrelated to the circumstances of their use, gradually reduce the volume of the existing business relating to such loans and take rectification measures within a given period. Further requirements on internet micro finance companies will be detailed in a rectification implementation plan that is to be issued by the national financial regulator. Circular 141 also sets forth several requirements on the banking financial institutions participating in “cash loan” businesses, including that: (i) extension of loans jointly with any third-party institution that have not obtained approvals for the lending business, or funding to such institutions for the purpose of extending loans in any form, is prohibited; (ii) with respect to a loan business conducted in cooperation with a third-party institution, outsourcing of the core business (including the credit assessment and risk control) is prohibited, and any credit enhancement service whether or not in disguised form (including the commitment to bear the risk of default) provided by any third-party institutions with no guarantee qualification shall be prohibited, and (iii) such banking financial institutions must require and ensure that the third-party institutions shall not collect any interests or fees from the borrowers. In addition, Circular 141 emphasizes several requirements applicable to online lending information intermediaries. For example, it is prohibited to facilitate any loans to students or other persons without repayment source or repayment capacity, or loans with no designated use of proceeds. Also it is not permitted to charge upfront fees to the borrowers. Any violation of Circular 141 may result in a variety of penalties, including sanctions, rectification and revocation of license, an order to cease business operation, and criminal liabilities.

Regulations Relating to Campus Online Lending

In April 2016, the General Office of the Ministry of Education and the General Office of the China Banking Regulatory Commission jointly issued the Notice on Education and Guidance Work and Strengthening the Risks Prevention of Campus Delinquency Online Lending, or the Education and Guidance Work Notice. The Education and Guidance Work Notice provides that (i) the local financial regulatory authority shall closely monitor the online lending intermediaries’ actions, such as false and misleading advertising and promotion, or other actions that may mislead lenders or borrowers, and strengthen the supervision and the risk warnings of online lending intermediaries’ advertising and promotional activities focusing on college students, as well as those online lending intermediaries who neglect to conduct borrower qualification examinations; and (ii) the corresponding response measures and plan for non-compliant campus online lending shall be established and improved; and any non-compliant online lending intermediary that has advertised and promoted its services within the campus and thus may infringe upon the legal rights of the students, cause safety hazards or lack advance permission, shall promptly be reported to the relevant regulatory authorities and be dealt with pursuant to the applicable laws.

In October 2016, six PRC regulatory agencies, including the China Banking Regulatory Commission, the Office of the Central Leading Group for Cyberspace Affairs and the Ministry of Education, jointly issued the Notice on Further Strengthening the Rectification of Campus Online Lending, or Rectification of Campus Online Lending Notice. The Rectification of Campus Online Lending Notice strengthens and details the remediation measures for online lending businesses focusing on students, or campus online lending, and provides the following:

•                  Online lending services may not be provided to college students under the age of eighteen.

•                  For college students over eighteen, the person engaging in campus online lending must verify the secondary repayment source of such borrower, which could be the borrower’s parents, guardian, or other custodian, obtain written undertaking documents consenting to the loan and the repayment guarantee from the secondary repayment source of such borrower, and verify the identity of the secondary repayment source of such borrower through the phone or other methods.

•                  False and fraudulent advertising and promotion through the use of discriminatory and misleading language or other methods, and the distribution of false or incomplete information to mislead college students borrowers, are prohibited.

•                  Publicizing or promoting lending services at physical locations (excluding electronic means such as the internet) either by persons engaging in campus online lending themselves or by a third party is prohibited.

•                  Usurious loans in disguised forms such as charging various fees such as procedure fees, overdue fines, service fees and recovery fees, and forcing repayment by illegal collection, are prohibited.

In addition, the Rectification of Campus Online Lending Notice requires that the person engaging in campus online lending shall establish three mechanisms, namely borrower qualification examination, risk monitoring and customer information protection, as follows:

•                  It must establish borrower qualification examinations and classification systems to ensure that the borrowers have the repayment capacity for the loan pursuant to the relevant agreement.

•                  It must establish risk monitoring systems to further strengthen information disclosure and to provide risk warnings to borrowers, and ensure that the lending procedures and the key elements of the loan are open and transparent.

•                  It must establish a customer information protection mechanism by implementing the Order for the Protection of Telecommunication and Internet User Personal Information and other relevant criteria and by conducting information system gradation registration and testing, to strengthen customer information protection and ensure the legality and information security during the collection, settlement and use of lenders’ and borrowers’ information.

Pursuant to the Rectification of Campus Online Lending Notice, the local financial regulatory authorities and the branches of the China Banking Regulatory Commission shall jointly conduct a thorough examination and centralized rectification of persons engaging in campus online lending. When a violation is determined to be minor, rectification shall be made within a prescribed time limit, but when the conduction of the rectification is refused or the violation is determined to be material, such person’s business of campus online lending could be suspended, shut down or banned according to the applicable laws. Any person that is suspected to be involved in any malicious fraud or other serious extraordinary activities shall be severely punished. In any case involving criminal activities, the relevant person shall be dealt with by relevant judicial authorities.

In April 2017, the China Banking Regulatory Commission issued the Guidelines on Prevention and Control of the Risks in Banking Industry, to further emphasize the relevant requirements on campus online lending businesses provided in the Rectification of Campus Online Lending Notice, which include prohibitions on:

•                  marketing to individuals unable to repay loans;

•                  providing online lending service to college students under the age of eighteen;

•                  conducting false and fraudulent advertising and promotion; and

•                  providing usurious loans in disguised forms.

In May 2017, the China Banking Regulatory Commission, the Ministry of Education and the Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the Circular 26. This circular provides that:

•                  Commercial banks and policy banks may research and develop financial products and provide loans that provide general assistance to college students and support them in areas such as learning and training, consumption and entrepreneurship, and provide customized and quality financial services to college students with reasonable credit limits and interest rates.

•                  Any entity established without approval of the relevant banking regulatory authority shall not provide any credit services to college students so as to eliminate fraud, usurious loans or violent loan collections.

•                  All campus online lending businesses conducted by online lending information intermediaries shall be suspended and the outstanding balance of online campus lending loans shall be gradually reduced to zero.

We intend to lower the age threshold of our end users to the age of 18 in the near future, which might subject us to the laws, regulations, rules and governmental policies governing campus online lending. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Regulatory uncertainties relating to campus online lending may materially and adversely affect our business and results of operations.”

Regulations Relating to Commercial Factoring

The Notice on the Pilot Launch of Commercial Factoring, issued by the Ministry of Commerce in 2012, approves the pilot launch of commercial factoring in the Shanghai Pudong New Area and the Tianjin Binhai New Area. The Ministry of Commerce also issued several other notices to expand the list of pilot areas to include Guangzhou, Shenzhen, the Chongqing Liangjiang New Area, Sunan Modern Construction Demonstration Zone and Suzhou Industrial Park. In 2015, the Ministry of Commerce issued the Opinions on Supporting the Innovative Development of Pilot Free Trade Zones, which approved the pilot commercial factoring businesses in all the free trade zones. Under these notices issued by the Ministry of Commerce and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of the Ministry of Commerce or other competent authorities. The business scope of a commercial factoring company may include the services of trade financing, management of sales ledgers, investigation and assessment of client credit standings, management and collection of accounts receivable, credit risk guarantee and other services. Commercial factoring companies are not allowed to conduct other financial business, such as taking deposits, lending loans, or to specialize in or carry out debt collection.

Minheng, a subsidiary of our variable interest entity, and Anxuying (Tianjin) Commercial Factoring Co., Ltd., a wholly foreign-owned enterprise, are qualified to conduct our commercial factoring business.

Regulations Relating to Financing Guarantee

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, effective October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantees to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee businesses. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate a financing guarantee business without such approval. If any entity violates these regulations and operates a financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$72,722) to RMB1,000,000 (US$145,444), and confiscation of any illegal gains, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

Regulations Relating to Anti-Money Laundering

The Anti-money Laundering Law, which became effective in 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. Financial institutions subject to the Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies, fund management companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The People’s Bank of China and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as fund sales institutions.

The Administrative Measures for Internet Finance Service Providers Regarding Anti-Money Laundering and Counter Terrorism Financing (Trial Version), or the Administrative Measures Regarding AML and CTF, which were issued jointly by the People’s Bank of China, the China Banking and Insurance Regulatory Commission and the CSRC on October 10, 2018 and became effective on January 1, 2019, require internet finance service providers (including service providers of internet fund sale or internet insurance brokerage) to comply with certain anti-money laundering and counter terrorism financing requirements, including (i) establishing an internal control system for anti-money laundering and counter terrorism financing, (ii) establishing a customer identification program, (iii) monitoring terrorist organizations and terrorists, (iv) monitoring and reporting suspicious transactions and (v) preserving customer information and transaction records. The Administrative Measures Regarding AML and CTF define internet service providers as institutions which are approved or filed by the relative authorities to operate internet financial business in accordance with the law. However, the specific applicable scope of the Administrative Measures Regarding AML and CTF has yet to be determined.

The Fund Sale Measures, promulgated by the CSRC in 2013, require independent fund sales institutions to comply with certain anti-money laundering requirements, including establishing a customer identification program, monitoring and reporting suspicious transactions and preserving customer information and transaction records.

The Notice on Anti-Money Laundering Operations of the Insurance Industry, promulgated by the China Insurance Regulatory Commission in 2011, requires insurance brokerage agencies to establishing anti-money laundering internal control systems and provide assistance to public security departments and judicial authorities in investigations.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The Decisions on Preserving Internet Security, originally enacted by the Standing Committee of the National People’s Congress in 2000, subject violators to potential criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance, (ii) disseminate politically disruptive information, (iii) leak state secrets, (iv) spread false commercial information or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and its local branches may revoke its operating license and shut down its websites.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, which was issued by the MIIT and became effective in 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for (i) any dissemination of illegal information on a large scale, (ii) any severe effects due to the leakage of the client’s information, (iii) any serious loss of criminal evidence or (iv) any other severe situation arising from a violation of the applicable laws or regulations. Any individual or entity that sells or provides personal information to others in violation of applicable law, or that steals or illegally obtains any personal information, is subject to criminal penalties in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective in June 2017, clarified certain standards for the conviction and sentencing of criminals in relation to personal information infringement.

In November 2016, the Standing Committee of the National People’s Congress released the Internet Security Law, which took effect in June 2017. The Internet Security Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Internet Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright.  Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law, which was originally promulgated in 1990, and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patent.  The Patent Law, which was originally promulgated in 1984, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted must have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications.

Trademark.  The Trademark Law, which was originally promulgated in 1982, and its implementation rules protect registered trademarks. The Trademark Office of the State Administration for Industry & Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

Domain Name.  The MIIT is the major regulatory body responsible for the administration of PRC internet domain names. Domain names are protected under the Measures for the Administration of the Internet Domain Names, promulgated by the MIIT in August 2017 and effective in November 2017. These measures have adopted a “first-to-file” principle with respect to the registration of domain names.

Regulations Relating to Tax

Enterprise Income Tax

Enterprise income tax is calculated based on taxable income, which is determined under the Enterprise Income Tax Law, promulgated by the National People’s Congress and implemented in 2008, and the implementation rules promulgated by the State Council and implemented at the same time. The Enterprise Income Tax Law was further amended in February 2017 and again in December 2018. The Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. The income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities.

In addition, enterprises registered in countries or regions outside the PRC which have their “de facto management bodies” located inside the PRC may be considered PRC resident enterprises and therefore be subject to enterprise income tax in the PRC at the rate of 25% on their worldwide income. The implementation rules of the Enterprise Income Tax Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” However, the only detailed guidance currently available for the definition of “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises is set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, promulgated by the State Administration of Taxation in 2009, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin No. 45, issued by the State Administration of Taxation in 2011. Circular 82 and Bulletin No. 45 provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

•                  the primary location of the day-to-day operational management and the places where the “de facto management bodies” perform their duties are in the PRC;

•                  decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;

•                  the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

•                  50% or more of voting board members or senior executives habitually reside in the PRC.

Bulletin No. 45 further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore-incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

Income Tax for Share Transfers

According to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the State Administration of Taxation in 2015 and amended in December 2017, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in a public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; and (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

There is uncertainty as to the application of Circular 7. Circular 7 may be determined by the PRC tax authorities to be applicable to our prior private equity financing transactions that involved non-resident investors, if any of such transactions is determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may be at risk of being taxed under Circular 7.

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise, which is the beneficial owner of such dividends, is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% share ownership in the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, promulgated by the State Administration of Taxation in 2009, a Hong Kong resident enterprise, which is the beneficial owner of applicable dividends, must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must be a company as provided in the tax treaty, (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise and (iii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, also known as Circular 60, promulgated by the State Administration of Taxation in 2015 and amended in June 2018, provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

In February 2018, the State Administration of Taxation promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, according to which, when determining the applicant’s status as the “beneficial owner”, as stipulated in the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and Circular 81, regarding tax treatment in connection with dividends in the tax treaties, several factors will be taken into account, including whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grants a tax exemption on the relevant income or levies tax at an extremely low rate, and the tax treatment will be analyzed according to the actual circumstances of the specific cases.

Accordingly, Sky City Hong Kong Limited and Next Hop Hong Kong Limited, our wholly owned subsidiaries in Hong Kong, may be able to enjoy the 5% withholding tax rate for the dividends they receive respectively from Sky City (Beijing) Technology Co., Ltd. and Pintec (Beijing) Technology Co., Ltd., their wholly owned subsidiaries in China, if they satisfy the conditions prescribed under Circular 81, the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Currency Exchange

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Regulations of the People’s Republic of China on Foreign Exchange Control, originally promulgated by the State Council in 1996. Under these regulations, the Renminbi is freely convertible for current account items, including trade and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities, unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained and prior registration with SAFE is made.

The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments, originally promulgated by SAFE in 2012, permitted the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders without the approval or verification of SAFE. It also permitted for multiple capital accounts for the same entity to be opened in different provinces, which had not been possible previously. In addition, the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents, promulgated by SAFE in 2013 and amended in October 2018, specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19, which became effective in 2015 and has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises and lifted some foreign exchange restrictions. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

In June 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16. Compared to Circular 19, Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying bank loans in Renminbi that have been sub-lent to the third party.

In January 2017, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Reform of Foreign Exchange Administration and Improving Authenticity and Compliance Review, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Foreign Exchange Registration of Overseas Investment by PRC Residents

The Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Return on Investment Conducted by Residents in China via Special-Purpose Companies, or Circular 37, promulgated by SAFE in 2014, requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing, referred to in Circular 37 as a “special purpose vehicle,” using such PRC residents’ onshore or offshore assets or equity interests. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

The Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or Circular 13, released by SAFE in 2015, has amended Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Share Option Rules

Pursuant to Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, issued by SAFE in 2012, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers.

Regulations Relating to Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Sky City (Beijing) Technology Co., Ltd. and Pintec (Beijing) Technology Co., Ltd., our wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have.  The principal legislation with respect to payment or distribution of dividends by wholly foreign-owned enterprises include the Company Law, originally promulgated by the Standing Committee of the National People’s Congress in 1999 and most recently amended in October 2018, and the Wholly Foreign-Owned Enterprise Law, originally promulgated by the National People’s Congress in 1986, as well as the latter’s implementation rules. Under these laws, wholly foreign-owned enterprises in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits as reserve fund, if any, unless these reserves have reached 50% of the registered capital of the enterprises. These reserve funds may not be distributed as cash dividends. A wholly foreign-owned enterprise may allocate a portion of its after-tax profits to its employee welfare and bonus funds at its discretion. Profit of a wholly foreign-owned enterprise may not be distributed before its losses for the previous accounting years have been made up. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to M&A and Overseas Listings

Six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules. The M&A Rules became effective in 2006. Among other things, they require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Regulations Relating to Employment

The Labor Law, originally promulgated by the National People’s Congress in 1994 and most recently amended in December 2018, and the Labor Contract Law, originally promulgated by the Standing Committee of the National People’s Congress in 2007, require employers to execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee for more than a month but less than a year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and paying the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. If an employer fails to conclude a written labor contract with a worker within one year of the date when it employs the worker, it will be deemed to have concluded an open-ended labor contract with the worker. All employers must compensate their employees with wages equal to at least the local minimum wage. Violations of the Labor Law and the Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

The Social Insurance Law, which became effective in 2011 and was recently amended in December 2018, the Regulations on Management of Housing Provident Fund, originally released by the State Council in 2002, and other related rules and regulations require enterprises in China to participate in certain employee benefit plans, including social insurance funds, a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan, and a housing provident fund, and to contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government. Failure to make adequate contributions to various employee benefit plans may subject the employer to fines and other administrative sanctions. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

C.            Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report on Form 20-F:

Our Relationship with Jimu Group

We and Jimu Group have a high degree of overlap in shareholding as of the date of this annual report. Our predecessor, Jimu Holdings Limited, formerly known as Pintec Holdings Limited, was founded in 2013 and has grown to become a large financial services company focusing on providing peer-to-peer lending and financial solutions in China. Prior to our pre-IPO reorganization and the establishment of Pintec Technology Holdings Limited, our business was carried out by various subsidiaries and variable interest entities of our predecessor. Since September 2016, our business and the Jimu business have been operating substantially independent of each other. Pursuant to our pre-IPO reorganization, all of the shares of Pintec Technology Holdings Limited were issued to the shareholders of Jimu Group’s holding company such that Pintec Technology Holdings Limited had the same shareholders, in the same proportions and with the same rights, immediately after the reorganization as Jimu Group’s holding company did. In addition, three of the directors on our board, namely, Jun Dong, Xiaomei Peng and Feng Hong, also sit on the board of Jimu Holdings Limited. We entered into various transaction agreements in connection with our pre-IPO reorganization in December 2017. The reorganization was completed in March 2018. The peer-to-peer lending business and provision of related services are now carried out by Jimu Group, while our business is carried out by our own subsidiaries and variable interest entities and their subsidiaries.

Jimu Box has been the single largest funding source for loans facilitated through our platform, and we expect it to remain so for the foreseeable future, even as we seek to reduce our reliance on it. Jimu Box was the funding source for 99% of the outstanding loans facilitated through our platform as of December 31, 2016, 81% of the outstanding loans as of December 31, 2017, and 62% of the outstanding loans as of December 31, 2018. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We have historically relied on Jimu Group for most of the funding for the loans we have facilitated, and we will continue to rely on Jimu Group for a significant portion of that funding for some time in the future.” In addition, to facilitate our cooperation with our financial partners, we have historically depended on Jimu Group and recognition of its brand to have more accessible funding sources by way of relying on certain guarantee arrangement between a subsidiary of our predecessor, Lerong Duoyuan (Beijing) Technology Co., Ltd., and our financial partners. Jimu Group currently owns Lerong Duoyuan (Beijing) Technology Co., Ltd. We intend to cease our reliance on Jimu Group for the provision of any guarantee services.

We entered into a series of agreements with Jimu Group with respect to our pre-IPO reorganization and the post-reorganization relationship between us and Jimu Group, including a master transaction agreement, a cooperation framework agreement, a non-competition agreement and an intellectual property license agreement. The following are summaries of these agreements.

Master Transaction Agreement

The master transaction agreement contains provisions relating to our pre-IPO reorganization and our ongoing relationship with Jimu Group after the reorganization. Pursuant to this agreement, we are responsible for all financial liabilities associated with our business, whether current or historical, and operations that have been conducted by or transferred to us, and Jimu Group is responsible for financial liabilities associated with all of Jimu Group’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and Jimu Group agree to indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

In addition, we agree to indemnify Jimu Group against liabilities arising from misstatements or omissions in our prospectus or the registration statement of which it was a part, except for misstatements or omissions relating to information that Jimu Group provided to us specifically for inclusion in our prospectus or the registration statement of which it formed a part. Jimu Group agrees to indemnify us against liabilities arising from misstatements or omissions in its subsequent filings, if any, or with respect to information that Jimu Group provided to us specifically for inclusion in our prospectus, the registration statement of which our prospectus formed a part, or our annual reports or other SEC filings following the filing of the registration statement with the SEC of which our prospectus was a part, but only to the extent that the information pertains to Jimu Group or the Jimu business or to the extent we provide Jimu Group prior written notice that the information will be included in our prospectus or other SEC filings and the liability does not result from our action or inaction.

The master transaction agreement also contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement of which our prospectus formed a part, including in connection with the activities undertaken to implement our initial public offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.

The master transaction agreement will automatically terminate five years after October 29, 2018. This agreement can be terminated early or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the cooperation framework agreement, the non-competition agreement and the intellectual property license agreement.

Cooperation Framework Agreement

Under the cooperation framework agreement, Jimu Group agrees to fund the loans to borrowers referred and approved by us up to an aggregate of no less than 50% of all of the loans matched on Jimu Group’s online peer-to-peer lending platform each month. We agree to provide Jimu Group with certain services and support, including borrower referral, repayment management and transaction and technology support.

We and Jimu Group agree that the fee rate, if any, charged by one party to the other party in connection with any of the foregoing areas of cooperation will be negotiated on an arm’s length basis. We will enter into separate specific agreements from time to time as necessary and appropriate for the purpose of the cooperation.

This agreement will be effective on October 29, 2018 and expire on the later of (i) the date that is 15 calendar days after the first quarter-end date that the common shareholding between Jimu Group’s holding company and Pintec drops below 20%; and (ii) the 15th anniversary of October 29, 2018.

Non-competition Agreement

Our non-competition agreement with Jimu Group provides for a non-competition period beginning upon October 29, 2018 and ending on the later of (i) the date that is 15 calendar days after the first quarter-end date that the common shareholding between Jimu and Pintec drops below 20%; and (ii) the 15th anniversary of October 29, 2018.

We agree not to compete with Jimu Group during the non-competition period in any business that is of the same nature as the peer-to-peer lending business, excluding, for the avoidance of doubt, any part of the business that we currently conduct or contemplate to conduct. Jimu Group agrees not to compete with us during the non-competition period in the businesses conducted by us, other than any peer-to-peer lending business, excluding, for the avoidance of doubt, any part of the business that we currently conduct or contemplate to conduct.

The non-competition agreement also provides for a mutual non-solicitation obligation that neither Jimu Group nor we may, during the non-competition period, hire or solicit for hire any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals that provided consulting services to the other party within the previous six months, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

Intellectual Property License Agreement

Under the intellectual property license agreement, Jimu Group grants us and our subsidiaries and variable interest entities a worldwide, royalty-free, fully paid-up, sublicensable, non-transferable, unlimited, exclusive license of certain intellectual property owned by Jimu Group to use, reproduce, modify, prepare derivative works of, perform, display, transfer or otherwise exploit, until and unless, with respect to each intellectual property, such intellectual property is transferred to our company or any of our subsidiaries or consolidated variable interest entities.

This agreement has become effective and will expire on the date on which all relevant intellectual property have been transferred to Pintec.

Contractual Arrangements with Our Variable Interest Entities

PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, insurance brokerage, fund distribution and other value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements, through our wholly foreign owned entities, with our variable interest entities and the shareholders of our variable interest entities to obtain effective control over our variable interest entities and their subsidiaries.

We currently conduct our business through our variable interest entities and their subsidiaries based on these contractual arrangements, which allow us to:

•                  exercise effective control over our variable interest entities and their subsidiaries;

•                  receive substantially all of the economic benefits from our variable interest entities and their subsidiaries; and

•                  have an exclusive option to purchase all or part of the equity interests in our variable interest entities and when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of our variable interest entities under U.S. GAAP. We have consolidated the financial results of our variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements between our wholly-owned subsidiaries, our wholly foreign owned entities, our variable interest entities and their shareholders

Agreements that Allow Us to Receive Economic Benefits from Our Variable Interest Entities

Exclusive Business Cooperation Agreements.  Our wholly foreign owned entities entered into exclusive business cooperation agreements with each of our variable interest entities. Pursuant to these agreements, our wholly foreign owned entities or their designated parties have the exclusive right to provide our variable interest entities with comprehensive business support, technical support and consulting services. Without our wholly foreign owned entities’ prior written consent, our variable interest entities shall not accept any consulting and/or services covered by these agreements from any third party. Our variable interest entities agree to pay service fees based on services provided and their commercial value on a quarterly basis or other service fees for specific services as required and as otherwise agreed by both parties. Our wholly foreign owned entities own the intellectual property rights arising out of the services performed under these agreements. Unless our wholly foreign owned entities terminate these agreements or pursuant to other provisions of these agreements, these agreements will remain effective for ten years. These agreements can be terminated by our wholly foreign owned entities with 30 days’ advance written notice, our variable interest entities have no right to unilaterally terminate these agreements, subject to certain exceptions.

Agreements that Provide Us with Effective Control over Our Variable Interest Entities

Power of Attorney.  Through a series of powers of attorney, each shareholder of our variable interest entities irrevocably authorizes our wholly foreign owned entities or any person(s) designated by our wholly foreign owned entities to act as its attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in our variable interest entities, including but not limited to the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney is irrevocable and remains in force continuously upon execution.

Equity Pledge Agreement.  Our wholly foreign owned entities have entered into an equity pledge agreement with each shareholder of our variable interest entities. Pursuant to these equity pledge agreements, each shareholder of our variable interest entities has pledged all of his or her equity interest in our variable interest entities to our wholly foreign owned entities to guarantee the performance by such shareholder and our variable interest entities of their respective obligations under the exclusive business cooperation agreements, the power of attorney, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If our variable interest entities or any of their shareholders breach any obligations under these agreements, our wholly foreign owned entities, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of our variable interest entities agrees that before his or her obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of our wholly foreign owned entities. These equity pledge agreements will remain effective until our variable interest entities and their shareholders discharge all their obligations under the contractual arrangements, except that the equity pledge under (i) the equity pledge agreement entered into by and among Pintec Beijing, Beijing Hongdian and Beijing Hongdian’s shareholder and (ii) the equity pledge agreement entered among Pintec Beijing, Xinshun Dingye and Xinshun Dingye’s shareholder, would not be deemed validly created until it is registered with the competent government authorities.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Our Variable Interest Entities

Exclusive Option Agreements.  Our wholly foreign owned entities have entered into exclusive option agreements with our variable interest entities and their respective shareholders. Pursuant to these exclusive option agreements, the shareholders of our variable interest entities have irrevocably granted our wholly foreign owned entities or any third party designated by our wholly foreign owned entities an exclusive option to purchase all or part of their respective equity interests in our variable interest entities. In addition, our variable interest entities have irrevocably granted our wholly foreign owned entities or any third party designated by our wholly foreign owned entities an exclusive option to purchase all or part of their respective assets in our variable interest entities. The purchase price of equity interests in our variable interest entities will be the lower of RMB1.00 per share or the lowest price permitted by law. The purchase price of assets in our variable interest entities will be the lower of the book value of the asset or the lowest price permitted by law. Without our wholly foreign owned entities’ prior written consent, our variable interest entities shall not, among other things, amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons, make any investments or distribute dividends. The shareholders of our variable interest entities also undertake that they will not transfer, gift or otherwise dispose of their respective equity interests in our variable interest entities to any third party or create or allow any encumbrance on their equity interests within the term of these agreements. These agreements will remain effective for ten years and will be extended at the sole discretion of our wholly foreign owned subsidiaries.

In the opinion of Shihui Partners, our PRC counsel: the ownership structures of our variable interest entities, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our wholly owned foreign subsidiaries, our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under (i) the equity pledge agreement entered into by and among Pintec Beijing, Beijing Hongdian and Beijing Hongdian’s shareholder and (ii) the equity pledge agreement entered among Pintec Beijing, Xinshun Dingye and Xinshun Dingye’s shareholder, would not be deemed validly created until it is registered with the competent government authorities would not be deemed validly created until it is registered with the relevant government authorities. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which will become effective as of January 1, 2020. Notwithstanding the above, the PRC Foreign Investment Law stipulates that foreign investment includes “foreign investors investing in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council”. Therefore, it is possible that future laws, administrative regulations, or provisions prescribed by the State Council may stipulate the variable interest entity structure as a form of foreign investment. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our internet-based businesses such as distribution of online information, insurance brokerage, fund distribution and other value-added telecommunications services do not comply with PRC government restrictions on foreign investment in these areas, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “—Risks Related to Doing Business in China.”

D.            Property, Plant and Equipment

Our corporate headquarters are located in Beijing, China, where we lease office space with an area of approximately 3,768 square meters as of the date of this annual report. We also lease office space in Shanghai, China, with an area of approximately 234 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease will expire in September 2019. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Item 4A.        Unresolved Staff Comments

None.

Item 5.           Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.            Operating Results

Overview

We are a leading independent technology company enabling financial services in China. We connect business partners and financial partners with our solutions and enable them to provide financial services to users efficiently and effectively.

We generate our revenues primarily from technical service fees and installment service fees. We generate technical service fee revenue by providing online credit assessment services and post-lending management services, such as cash processing services and collection services. We generate installment service fee revenue through the point-of-sale installment payment services that we provide to the users of the business partners’ platforms or the provision of personal and business installment loans to borrowers through trust arrangements. Installment service fees are recognized on a gross basis, with the interest collected from the borrower recognized as revenue and the corresponding funding cost recognized as cost of revenues. We bear credit risk in connection with most of the loans that we facilitate. See “—Funding Sources and Credit Risk.”

We experienced significant growth in the first three years after we launched our platform in June 2015, until challenges facing the online consumer finance industry in the second half of 2018 impacted our growth for the full year 2018. In 2016, 2017 and 2018, we processed approximately 8.5 million, 21.3 million and 15.4 million loan applications, respectively, and facilitated a total of approximately RMB4.8 billion, RMB15.4 billion and RMB14.7 billion (US$2.1 billion) in loans, respectively. Despite the difficult environment in the second half of 2018, our revenues continued to grow for the full year 2018, from RMB54.9 million in 2016 to RMB568.7 million in 2017 and RMB1,052.6 million (US$153.1 million) in 2018.

Key Factors Affecting Our Results of Operations

Consumer Finance Market

The consumer finance market in China has grown rapidly in recent years, as Chinese consumers have been more willing to incur debt to support their lifestyle. Consumption growth has been outpacing GDP growth since 2008. We expect that continued growth in the consumer finance market will create favorable conditions for our company to continue to grow, provided that PRC government fiscal and economic policies remain broadly supportive of growth in debt-financed consumption. In addition, macroeconomic conditions affect consumers’ willingness to incur debt more generally, though not necessarily in a straightforward way. For example, consumers may be willing to incur more debt when they are confident about their future, but they may also feel compelled to incur debt when they suffer a reduction or interruption in their income. Adverse economic conditions would likely cause defaults to increase.

Ability to Collaborate with Business Partners

The growth of our business will depend in part on our ability to expand into new verticals and increase penetration in existing verticals to increase the number of our business partners, in particular business partners with large user bases. We acquire substantially all of our users through our business partners, not only the users who borrow point-of-sale installment loans when buying goods or services from our business partners but also the users who borrow personal installment loans. Whether and how quickly we can add new business partners, whether in new verticals or in existing verticals, and especially business partners with large user bases, will have a significant impact on the rate of growth of our revenues.

Ability to Collaborate with Financial Partners

The growth of our business will depend on our ability to source sufficient funding for the loans that we facilitate on our online consumer finance platform. Jimu Box was the funding source for 99% of the outstanding loans facilitated through our platform as of December 31, 2016, but we succeeded in reducing this to 81% of the outstanding loans as of December 31, 2017 and 62% of the outstanding loans as of December 31, 2018. We plan to continue to reduce our dependency on Jimu Group as a funding source by seeking other financial partners and exploring other funding product types. We are likely to need more capital as we acquire additional financial partners and expand our business in both domestic and international markets.

Ability to Manage Risk

We offer risk management solutions to our partners, including both anti-fraud and risk-based pricing capabilities. If we are unable to prevent fraud or price risk properly, our partners may choose not to continue to use our solutions and we may find it difficult to attract new partners. Furthermore, while our business model is to connect business and financial partners and enable them to provide financial services to end users, we do bear credit risk under most of our funding arrangements. We generally enjoy a larger proportion of the profits when we bear credit risk, but if our risk management capabilities are not effective, we may suffer higher-than-expected losses. Therefore, we must continually improve our risk management and risk-based pricing capability.

Margin Contribution and Product Mix

Our gross margin for point-of-sale lending solutions has historically been low compared to the gross margin for our personal installment loans. The relatively low fees we charge for point-of-sale lending solutions are an inducement for business partners to share traffic with us. Our success in attracting users of point-of-sale installment loans to borrow personal installment loans or to engage in other transactions that we facilitate will play a significant role in our ability to achieve profitability. As our product mix shifts to include a higher proportion of personal installment loans, we expect our overall margin to trend higher. We also believe that our margin should trend higher as our solutions earn increasing acceptance among existing and potential business and financial partners. In addition, our success in further diversifying our product mix and generating revenues from wealth management and other products will further increase our growth potential. However, if we cannot manage our product mix to continue to attract new users through point-of-sale installment loans while simultaneously maintaining or improving our overall gross margins by cross-selling other services to our users, our overall margin and may not trend higher as expected and our ability to achieve profitability may be negatively affected.

Regulations

The PRC government is in the process of developing and implementing a regulatory framework to govern the online consumer finance market. We expect that the regulatory framework will remain unclear for some time to come. If the PRC governmental authorities adopt stringent regulations on financial service providers in this market, our business and financial partners may be unable or unwilling to adopt our solutions. If the authorities impose specific requirements (including licensing requirements) on us, it may be difficult or costly for us to comply. Regulations may be adopted in a way that favor competing business models or that disadvantage the online consumer finance industry as a whole in comparison to more traditional forms of offline lending.

Our Relationship with Jimu Group

We commenced our business in June 2015 as a business unit within our predecessor, Jimu Holdings Limited, which is Jimu Group’s holding company. Pintec Technology Holdings Limited was incorporated in the Cayman Islands as a holding company for our business in March 2017. Pursuant to our pre-IPO reorganization, all of the shares of Pintec Technology Holdings Limited were issued to the shareholders of Jimu Group’s holding company such that Pintec Technology Holdings Limited had the same shareholders, in the same proportions and with the same rights, as Jimu Group’s holding company did immediately prior to our initial public offering. Three of the directors on our board, namely, Jun Dong, Xiaomei Peng and Feng Hong, also sit on the board of Jimu Holdings Limited.

Previously, our business was carried out by various subsidiaries and variable interest entities of Jimu Group’s holding company. These subsidiaries have been transferred to Pintec Technology Holdings Limited as part of our pre-IPO reorganization, and our business is now carried out by our own subsidiaries and consolidated variable interest entities. Our consolidated financial statements included elsewhere in this annual report include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to us throughout the periods presented. See “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

In the past, our business shared certain facilitation and servicing, sales and marketing, and general and administrative expenses with the peer-to-peer funding business of Jimu Group, as well as the services of a number of employees. In preparation for our initial public offering, Jimu Group began to establish separate functions for the two businesses. We have been operating our financing solutions business separately from Jimu’s peer-to-peer funding business since June 2015, and we have been operating our company substantially as a stand-alone company since September 2016. We no longer share any employees or administrative, accounting or legal functions with Jimu Group. The accompanying consolidated financial statements include both our direct expenses and allocations for various facilitation and servicing, sales and marketing, general and administrative expenses incurred by Jimu Group that are related to the financing solutions business. These allocations were made using a proportional cost allocation method. See “—Critical Accounting Policies, Judgments and Estimates—Reorganization.”

Jimu Box, the online consumer finance platform operated by Jimu Group, has been the single largest funding source for loans facilitated through our platform, and we expect it to remain so for the foreseeable future, even as we seek to reduce our reliance on it. Jimu Box was the funding source for 99% of the outstanding loans facilitated through our platform as of December 31, 2016, 81% of the outstanding loans as of December 31, 2017, and 62% of the outstanding loans as of December 31, 2018. Jimu Box was previously involved in providing credit enhancement for us through its subsidiary Lerong Duoyuan (Beijing) Technology Co., Ltd., but it discontinued this practice in 2018. Effective April 1, 2019, Jimu Group has required that we provide credit enhancement for the loans we facilitate that are funded through Jimu Box.

We entered into a series of agreements with Jimu Group with respect to our pre-IPO reorganization and the post-reorganization relationship between us and Jimu Group. For a description of the terms of these agreements, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.”

Funding Sources and Credit Risk

Our goal is to act as a pure financial solutions provider and to minimize the credit risk we take on the loan products that we facilitate. However, market conditions in China’s online consumer finance have been unfavorable to the minimization of credit risk by companies such as ours, and now that Jimu Group has required that we provide credit enhancement for the loans we facilitate that are funded through Jimu Box, we will have credit risk for a considerably higher proportion of our funding than we did in past years.

Personal and business installment loans.  We facilitate personal and business installment loans by entering into financing service agreements with borrowers and financial partners. We provide online credit assessment and post-lending management services under these arrangements. For regulatory and commercial strategy reasons, we are in the process of amending our agreements with our lending solutions partners so that we no longer have contractual relationships with their borrowers.

In 2016, Jimu Box was the sole lending solutions partner to enter into these financing service agreements with us, and it provided peer-to-peer matching services to the borrowers. In 2017, other lending solutions partners also began to provide funds for the personal and business installment loans that we facilitate. In 2018, we continued to enter into agreements with new lending solutions partners. We plan to continue to reduce our dependency on Jimu Group as a lending solutions partner and diversify our funding sources and funding product types.

Previously, under most funding arrangements, the financial partner bore the credit risk for personal and business installment loans, and we did not bear credit risk ourselves. However, we did fund some personal and business installment loans through trust structures where we retained some liability, and in some circumstances we provided credit enhancement through our subsidiaries or consolidated variable interest entities for personal and business installment loans. In both of these latter cases, we did bear credit risk. As mentioned above, now that Jimu Group has required that we provide credit enhancement for the loans we facilitate that are funded through Jimu Box, we will have credit risk for a considerably higher proportion of our funding than we did in past years.

We are in the process of negotiating with some of our financial partners and certain independent guarantee companies on additional credit risk arrangements that we could offer to financial partners without taking on the credit risk, and we intend to enter into agreements to allow independent guarantee companies to provide credit enhancement services to the end users of our financial partners as soon as practicable.

Point-of-sale installment loans.  We facilitate the purchase of online products and services by providing point-of-sale lending solutions to our business partners. They integrate our lending solutions in the payment stage of a transaction, offering users installment payment options when they satisfy our pre-screening procedures and the criteria mutually agreed between us and our business partners. To meet the requirements of our business partners for quick settlement of purchases on their platforms, in some cases we finance the purchase by the end users initially ourselves, in which case the corresponding financing receivables are recorded our balance sheet.

In 2016, we funded the financing receivables that we generated from the provision of point-of-sale lending solutions entirely through Jimu Box. In 2017, we began to securitize a significant proportion of our financing receivables through public and private asset-backed securities. In 2018, we stopped using funds from Jimu Box to buy receivables held by Minheng, the entity which conducts our factoring business. Instead, we significantly expanded our use of trust and other structured finance as compared to 2017. We also entered into an unsecured general loan with an individual in early 2018 to bridge the gap as we develop more institutional funding arrangements, and then we entered into two shareholder loans to allow us prepay that loan, also in 2018. See “Item 7. Major Shareholders and Related Party Transactions—Shareholder Loans.”

We bear credit risk in connection with most of the point-of-sale installment loans that we facilitate. Beginning in 2018, we have begun to negotiate settlement arrangements between our business partners and financial partners that do not result in the creation of financial receivables on our balance sheet. Therefore, we do not bear credit risk on some of the point-of-sale installment loans that we have facilitated in 2018.

Balance sheet.  The financing receivables on our balance sheet are generated primarily from our use of trust and other structures finance products. Most of these are short-term. As of December 31, 2018, we had short-term financing receivables, net, of RMB742.1 million (US$107.9 million) and long-term financing receivables, net, of RMB18.9 million (US$2.7 million). The financing receivables that are recorded on our balance sheet in connection with our financing activities remain on our balance sheet until they are paid in full or written off.

Funding debts represent the proceeds from individual investors, the asset-backed securitized debts, the consolidated trusts or the unsecured general loan from an individual lender that we use to fund our financing receivables. These are also mostly short-term. We had short-term funding debts of RMB680.0 million (US$98.9 million), and long-term funding debts of RMB21.5 million (US$3.1 million), as of December 31, 2018.

We maintain an allowance for credit losses that is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio of the financing receivables as of each balance sheet date. The allowance is based on assessments which we perform both on an individual loan basis and on a collective basis. The expected loss rates are applied to the outstanding loan balances to determine the allowance for credit loss for each reporting period. We had an allowance for credit losses of RMB21.2 million (US$3.1 million) as of December 31, 2018.

For those off-balance sheet loans where we provide a financial guarantee to the financial partner who funds the loans, we account for the financial guarantee at fair value on the balance sheet as a financial guarantee liability. In the past, we only provided financial guarantees for a minority of the off-balance sheet loans we facilitated. As of December 31, 2018, the maximum potential future payment that we could be required to make would be RMB606.3 million (US$88.2 million). We expect our financial guarantee liabilities to increase in 2019 as we begin to provide financial guarantees for loans that are funded through Jimu Box.

The following table presents information about our sources of funds as of December 31, 2018, and how they are reflected on our balance sheet.

	For the Year Ended December 31,
	2018
	RMB	US$
	(in thousands)
Point-of-sale installment loans
Online consumer finance platform	101,422	14,751
Trusts and other structured finance*	354,679	51,586
Non-structured direct funding	829,593	120,659
Unsecured general loan and others*(1)	137,924	20,060
Personal installment loans
Online consumer finance platform	3,022,655	439,627
Trusts and other structured finance*	208,342	30,302
Non-structured direct funding	580,139	84,378
Business installment loans
Online consumer finance platform	469,225	68,246
Trusts and other structured finance*	29,621	4,308
Non-structured direct funding	69,433	10,099
Total	5,803,033	844,016

(1)         Others include receivables held by Minheng before those receivables are funded by our financial partners and those receivables that have been delinquent within 90 days and repurchased by us but not yet written off.

*                 On balance sheet sources

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the two tables below.

	As of and for the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Total revenues	54,874	568,720	1,052,641	153,100
Total amount of loans facilitated during the period	4,755,508	15,399,797	14,733,658	2,142,921
Point-of-sale installment loans	3,262,170	6,789,716	4,540,806	660,433
Personal installment loans	1,376,254	8,040,437	8,971,533	1,304,855
Business installment loans	117,084	569,644	1,221,319	177,633
Outstanding balance	1,462,515	5,887,707	5,803,033	844,016
Point-of-sale installment loans	377,515	1,414,347	1,423,618	207,056
On-balance sheet	376,305	1,304,112	492,603	71,646
Off-balance sheet	1,210	100,235	931,015	135,410
Personal installment loans	997,862	4,144,272	3,811,136	554,307
On-balance sheet	—	421,177	208,342	30,302
Off-balance sheet	997,862	3,723,095	3,602,794	524,005
Business installment loans	87,138	329,088	568,279	82,653
On-balance sheet	—	—	29,620	4,308
Off-balance sheet	87,138	329,088	538,659	78,345
Net (loss) / income	(200,494)	(84,860)	2,171	315
Adjusted net (loss) / income(1)	(174,829)	(53,842)	133,431	19,406
Adjusted operating expenses(1)	(170,366)	(218,898)	(376,379)	(54,742)

(1)         Adjusted net (loss)/income and adjusted operating expenses are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most comparable GAAP measures, see “—Non-GAAP Financial Measures.”

	As of and for the Year Ended December 31,
	2016	2017	2018
	(in thousands)
Cumulative registered users as of the end of the period	5,133	17,580	31,404
Unique borrowers for the period(1)	1,222	2,778	2,542
Unique borrowers of point-of-sale installment loans	1,121	2,229	2,393
Unique borrowers of personal and business installment loans	154	775	669
Number of loans facilitated during the period	6,132	13,693	8,051
Number of point-of-sale installment loans facilitated	5,927	11,782	6,910
Number of personal and business installment loans facilitated	205	1,911	1,141

(1)         The number of unique borrowers for the period is less than the sum of the following two lines because a person who borrows both point-of-sale installment loans and personal installment loans during the same period only counts as one unique borrower for the period.

Non-GAAP Financial Measures

We use adjusted operating expenses and adjusted net loss, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that we include in total operating expenses, loss from operations and net loss. We believe that these non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to total operating expenses, net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures, as shown below. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted operating expenses represents total operating expenses before share-based compensation expense. Adjusted net loss represents net loss before share-based compensation expenses.

The table below sets forth a reconciliation of these non-GAAP financial measures for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Total operating expenses	(196,031)	(249,916)	(507,639)	(73,833)
Add: share-based compensation expenses	25,665	31,018	131,260	19,091
Adjusted operating expenses	(170,366)	(218,898)	(376,379)	(54,742)
Net (loss)/income	(200,494)	(84,860)	2,171	315
Add: share-based compensation expenses	25,665	31,018	131,260	19,091
Adjusted net (loss) / income	(174,829)	(53,842)	133,431	19,406

Key Components of Results of Operations

Revenues

Our revenues are derived from technical service fees, installment fees and wealth management service fees. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Revenues:
Technical service fees	34,171	62.3	425,311	74.8	746,768	108,613	70.9
Installment service fees	16,394	29.9	139,862	24.6	291,077	42,335	27.7
Wealth management service fees and others	4,309	7.8	3,547	0.6	14,796	2,152	1.4
Total revenues	54,874	100.0	568,720	100.0	1,052,641	153,100	100.0

We generate technical service fee revenue by providing credit assessment services and post-lending management services, such as cash processing services and collection services, for personal and business installment loans. We also receive fees contingent on future events, such as penalty fees for loan prepayment and late payments as well as fees for collection services for late payments.

We generate installment service fee revenue through the point-of-sale installment loan services and personal and business installment loan services that we provide on our business partners’ platforms. Installment service fees are recognized on a gross basis, with the interest collected from the borrower recognized as revenue and the corresponding funding cost recognized as cost of revenues. We pay the full amount of the order that a qualified customer makes on the partner’s platform and collect the original order amount plus the installment service fee in installments from the customer. Installment service fee revenue is recognized ratably by applying the effective interest rate. We also receive fees contingent on future events, such as penalty fees for late payment. Contingent fee revenue is recognized when the event occurs and the payment is made by the customer.

Wealth management service fees primarily consist of commission fees charged to third-party asset management companies for participating in our online wealth management platform. We earn transaction service commissions from the asset management companies based on a fixed percentage of subscription fees, redemption fees, conversion fees, sales service fees and customer maintenance fees charged to users by the asset management companies through our Hongdian platform.

Cost of Revenues

The following table sets forth our cost of revenues, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Cost of revenues:
Funding cost (including RMB1,120 thousand, RMB1,235 thousand and RMB458 thousand to a related party, respectively)	(16,643)	(30.3)	(78,831)	(13.9)	(161,384)	(23,472)	(15.3)
Provision for credit loss	(16,124)	(29.4)	(115,920)	(20.4)	(70,411)	(10,241)	(6.7)
Origination and servicing cost (including RMB2,732 thousand, RMB2,720 thousand and RMB580 thousand to a related party, respectively)	(27,087)	(49.4)	(177,662)	(31.2)	(323,342)	(47,028)	(30.7)
Cost of revenues	(59,854)	(109.1)	(372,413)	(65.5)	(555,137)	(80,741)	(52.7)

Cost of revenues mainly consists of interest we pay on funding debt, provisions that we make for credit loss, costs that are paid to our data partners for data used in credit assessments, user acquisition costs relating to revenue from lending solutions, and other costs such as salaries and benefits of employees engaged in operating key systems and providing collection services, bandwidth costs, server custody costs, customer service support costs and fees paid to third-party payment channels.

Funding debt is proceeds received from individual investors, other financial partners, and investors of the asset-backed securitized debts or the consolidated trusts to fund our on-balance sheet financing receivables. See “—Funding Sources and Credit Risk.” We acquired Minheng, the entity which conducts our factoring business, on June 30, 2016.

Gross Profit

The following table sets forth our gross loss and profit, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	54,874	100.0	568,720	100.0	1,052,641	153,100	100.0
Cost of revenues	(59,854)	(109.1)	(372,413)	(65.5)	(555,137)	(80,741)	(52.7)
Gross (loss)/profit	(4,980)	(9.1)	196,307	34.5	497,504	72,359	47.3

We have different types of solutions that have different profit margins. In particular, our point-of-sale installment loan solutions are relatively low-margin, and our personal and business installment loan solutions are relatively high-margin. The weighted average APR of our point-of-sale installment loan solutions and personal installment loan solutions were 10.5% and 24.6%, respectively, with regards to loans we facilitated in 2017, and 12.2% and 27.0%, respectively, with regards to loans we facilitated in 2018. We do not manage our business with the intent of maximizing each of these margins separately, since different solutions serve different purposes within our overall business strategy. We tolerate a relatively low margin on our point-of-sale installment loan solutions because they are especially useful in acquiring new business partners: they have a particularly obvious value proposition, in that they help our business partners increase their own sales. High-quality business partners bring high-quality end users, which in turn makes our lending solutions more valuable to our financial partners.

That being said, we do aim for a positive gross margin on each of our solutions. On a partner-by-partner basis, our gross margin tends to rise as our relationship with a business partner develops. This is both because the proportion of higher-margin personal and business installment loan solutions grows as our relationship with a partner matures and because a partner who comes to recognize the mutually beneficial nature of our relationship is more likely to negotiate mutually beneficial terms. More favorable terms with our business partners and end users has been one of the significant reasons for the improvement in our gross margin since 2016.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Operating expenses:
Sales and marketing expenses (including RMB35,444 thousand, RMB18,215 thousand and RMB4,916 thousand to a related party, respectively)	(72,010)	(131.2)	(72,076)	(12.7)	(99,671)	(14,496)	(9.5)
General and administrative expenses (including RMB60,623 thousand, RMB45,533 thousand and RMB33,692 thousand to a related party, respectively)	(72,849)	(132.8)	(106,323)	(18.6)	(312,979)	(45,521)	(29.7)
Research and development expenses (including RMB40,975 thousand, RMB35,795 thousand and RMB9,499 thousand to a related party, respectively)	(51,172)	(93.2)	(71,517)	(12.6)	(94,989)	(13,816)	(9.0)
Total operating expenses	(196,031)	(357.2)	(249,916)	(43.9)	(507,639)	(73,833)	(48.2)

Sales and marketing expenses

Our sales and marketing expenses consist primarily of salaries and benefits (including share-based compensation) for employees involved in sales and marketing functions and advertising and marketing promotion fees. Advertising and marketing promotion fees represent amounts we pay for leads and traffic acquisition. We expense all sales and marketing costs as incurred. Our sales and marketing expenses exceeded our total revenues in 2016 as we were growing our business, and decreased as a percentage of our total revenues in 2017 and 2018 as we adjusted our marketing strategy away from offline marketing activities. We have increased our spending on marketing and promotion activities again in recent quarters in response to heightened competition in our industries. We expect that our sales and marketing expenses will increase in absolute terms as we engage in more marketing and sales activities.

Research and development expenses

Our research and development expenses consist primarily of salaries and benefits (including share-based compensation) for employees involved in research and development functions. We expense all research and development costs as incurred. We expect that our research and development expenses will continue to increase in absolute terms, as they have since 2016, as we continue to develop new technology and services.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and benefits (including share-based compensation) and related expenses for employees involved in general corporate functions, including finance, legal and human resources. We also incurred bad debt expenses in 2016, 2017 and 2018 in connection with impairment of receivable for technical service fees, which are classified under general and administrative expenses. Other general and administrative expenses include rental expenses and professional fees. Our general and administrative expenses exceeded our total revenues in 2016 as we were building management and administrative capacity to grow our business. Our general and administrative expenses further increased in 2017 as bad debt expenses grew with the increase in our technical service fees and because we incurred professional services fees in connection with the preparation of our initial public offering, and they increased again in 2018, both in absolute terms and as a percentage of our total revenuse. We expect that our general and administrative expenses will increase in absolute terms as we hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the period indicated, both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Summary Consolidated Statements of Comprehensive (Loss)/Income Data:
Revenues:
Technical service fees	34,171	62.3	425,311	74.8	746,768	108,613	70.9
Installment service fees	16,394	29.9	139,862	24.6	291,077	42,335	27.7
Wealth management service fees and others	4,309	7.8	3,547	0.6	14,796	2,152	1.4
Total revenues	54,874	100.0	568,720	100.0	1,052,641	153,100	100.0
Cost of revenues:(1)
Funding cost (including RMB1,120 thousand, RMB1,235 thousand and RMB458 thousand to a related party, respectively)	(16,643)	(30.3)	(78,831)	(13.9)	(161,384)	(23,472)	(15.3)
Provision for credit losses	(16,124)	(29.4)	(115,920)	(20.4)	(70,411)	(10,241)	(6.7)
Origination and servicing cost (including RMB2,732 thousand, RMB2,720 thousand and RMB580 thousand to a related party, respectively)	(27,087)	(49.4)	(177,662)	(31.2)	(323,342)	(47,028)	(30.7)
Cost of revenues	(59,854)	(109.1)	(372,413)	(65.5)	(555,137)	(80,741)	(52.7)
Gross (loss)/profit	(4,980)	(9.1)	196,307	34.5	497,504	72,359	47.3
Operating expenses:(1)
Sales and marketing expenses (including RMB35,444 thousand, RMB18,215 thousand and RMB4,916 thousand to a related party, respectively)	(72,010)	(131.2)	(72,076)	(12.7)	(99,671)	(14,496)	(9.5)
General and administrative expenses (including RMB60,623 thousand, RMB45,533 thousand and RMB33,692 thousand to a related party, respectively)	(72,849)	(132.8)	(106,323)	(18.6)	(312,979)	(45,521)	(29.7)
Research and development expenses (including RMB40,975 thousand, RMB35,795 thousand and RMB9,499 thousand to a related party, respectively)	(51,172)	(93.2)	(71,517)	(12.6)	(94,989)	(13,816)	(9.0)
Total operating expenses	(196,031)	(357.2)	(249,916)	(43.9)	(507,639)	(73,833)	(48.2)
Operating loss	(201,011)	(366.3)	(53,609)	(9.4)	(10,135)	(1,474)	(0.9)
Change in fair value of convertible loans	—	—	(7,042)	(1.2)	(9,552)	(1,389)	(0.9)
Share of loss from equity method investments	—	—	(2,455)	(0.4)	(2,652)	(386)	(0.3)
Impairment from long-term investments	—	—	(2,000)	(0.4)	—	—	—
Other income/(loss), net	684	1.2	(1,238)	(0.2)	8,822	1,283	0.8
Gain from financial guarantee liabilities	—	—	—	—	21,397	3,112	2.0
(Loss)/income before income tax expense	(200,327)	(365.1)	(66,344)	(11.6)	7,880	1,146	0.7
Income tax expense	(167)	(0.3)	(18,516)	(3.3)	(5,709)	(831)	(0.5)
Net (loss)/income	(200,494)	(365.4)	(84,860)	(14.9)	2,171	315	0.2
Other comprehensive income	—	—	841	0.1	30,173	4,388	2.9
Total comprehensive (loss)/income	(200,494)	(365.4)	(84,019)	(14.8)	32,344	4,703	3.1

Year ended December 31, 2018 compared with year ended December 31, 2017

Revenues

Our total revenue increased by 85.1% from RMB568.7 million in the year ended December 31, 2017 to RMB1,052.6 million (US$153.1 million) in the year ended December 31, 2018. This increase was driven primarily by the significant increases in our technical service fees and installment services fees.

Technical service fees.  Technical service fees increased by 75.6% from RMB425.3 million in the year ended December 31, 2017 to RMB746.8 million (US$108.6 million) in the year ended December 31, 2018, primarily due to the significant increases in monthly service fees. The increases in these fees are attributable to the growth in the total amount facilitated and the outstanding balances of personal installment loans, as a result of the significant growth in our businesses. The total amount of personal installment loans we facilitated increased from RMB8.0 billion in the year ended December 31, 2017 to RMB9.0 billion (US$1.3 billion) in the year ended December 31, 2018, even as the outstanding balance of personal installment loans decreased from RMB4.1. billion as of December 31, 2017 to RMB3.8 billion (US$0.6 billion) as of December 31, 2018.

Installment service fees.  Installment service fees increased by 108% from RMB139.9 million in the year ended in 2017 to RMB291.1 million (US$42.3 million) in the year ended December 31, 2018, due to an increase in the on-book installment loan volume with their improved fee arrangements, as well as a transition to developing installment loans with higher margins and longer durations. The growth of revenues from installment service fees in the full year of 2018 was partially offset by its decline in the fourth quarter of 2018 when our on-book outstanding balance of point-of-sale loans dropped significantly as a result of our efforts to engage financial partners who provided funds directly to end users.

Wealth management service fees and others.  Wealth management service fees and others increased by 317% from RMB3.5 million in the year ended in December 31, 2017 to RMB14.8 million (US$2.2 million) in the year ended December 31, 2018. The increase was primarily attributable to the development and expansion of our wealth management services and insurance management service.

Cost of revenues

Cost of revenues increased by 49.1% from RMB372.4 million in the year ended December 31, 2017 to RMB555.1 million (US$80.7 million) in the year ended December 31, 2018.

Funding cost. Funding cost, consisting primarily of interest expenses, increased by 105% from RMB78.8 million in the year ended December 31, 2017 to RMB161.4 million (US$23.5 million) in the year ended December 31, 2018. This increase reflected the growth in the funding debts for on-balance sheet loans as a result of the significant growth in the volume of point-of-sale installment loans we facilitated, as well as those personal and business installment loans funded by trust and other structured finance products.

Provision for credit loss. Provision for credit loss decreased by 39.3% from RMB115.9 million in the year ended December 31, 2017 to RMB70.4 million (US$10.2 million) in the year ended December 31, 2018. The decrease in provision for credit loss was primarily attributable to the significant decline in the outstanding balance of financing receivables, which resulted in a reversal of provision for credit losses.

Origination and servicing cost. Origination and servicing cost increased by 82.0% from RMB177.7 million in the year ended December 31, 2017 to RMB323.3 million (US$47.0 million) in the year ended December 31, 2018, primarily due to increases in user acquisition costs relating to revenue from lending solutions, cost incurred in providing collection services, and costs paid for data used in credit assessments. These increases were driven primarily by the growth of our business.

Gross profit

Our gross profit increased by 153% from RMB196.3 million in the year ended December 31, 2017 to RMB497.5 million (US$72.4 million) in the year ended December 31, 2018. We had a gross margin of 34.5% in the year ended December 31, 2017 and 47.3% in the year ended December 31, 2018. The improvement in gross margin was primarily due to improvements in our products’ economies of scale and shifts in our product mix, as we facilitated a larger proportion of higher-margin personal and business installment loan solutions as compared to lower-margin point-of-sale installment loan solutions.

Total operating expenses

Total operating expenses increased by 103% from RMB249.9 million in the year ended December 31, 2017 to RMB507.6 million (US$73.8 million) in the year ended December 31, 2018 due to increases in all three categories of expenses.

Sales and marketing expenses.  Sales and marketing expenses increased by 38.3% from RMB72.1 million in the year ended December 31, 2017 to RMB99.7 million (US$14.5 million) in the year ended December 31, 2018. This increase was primarily due to an increase of RMB14.4 million (US$2.1 million) in promotional fees, an increase of RMB7.8 million (US$1.1 million) in share-based compensation expenses, and an increase of RMB5.8 million (US$0.8 million) in payroll expenses relating to sales and marketing. We increased our spending on promotional fees in response to heightened competition in our industry as we continue to seek new marketing opportunities.

General and administrative expenses.  General and administrative expenses increased by 194% from RMB106.3 million in the year ended December 31, 2017 to RMB313.0 million (US$45.5 million) in the year ended December 31, 2018, primarily due to increases of RMB93.5 million (US$13.6 million) in bad debt expenses, RMB76.7 million (US$11.2 million) in share-based compensation expenses, RMB16.3 million in payroll expenses relating to general and administrative expenses and RMB10.6 million in professional fees. Bad debt expenses increased significantly, in part due to the increase of revenue generated from technical service fees and in part due to an industry-wide increase in default rates that also affected our company. The significant increase in share-based compensation expenses was primarily due to service conditions having been met and the IPO performance target having been achieved in 2018.

Research and development expenses.  Research and development expenses increased by 32.8% from RMB71.5 million in the year ended December 31, 2017 to RMB95.0 million (US$13.8 million) in the year ended in December 31, 2018, primarily due to increases of RMB15.4 million (US$2.2 million) in share-based compensation expenses and RMB6.5 million (US$0.9 million) in payroll expense relating to research and development.

Gain from financial guarantee liabilities

Gain from financial guarantee liabilities was RMB21.4 million (US$3.1 million) for the year ended December 31, 2018, as compared with nil in the year ended December 31, 2017. This gain primarily resulted from the reduction in guaranteed risk due to loan repayment by borrowers for loans funded by Guotou Micro Lending Company. We provided financial guarantees to Guotou Micro Lending Company, a wholly owned subsidiary of China National Investment and Guaranty Corporation, beginning in 2018, to induce it to provide funding for loans that we facilitated. Guotou Micro Lending Company provided approximately 10.3% of the total funding for the loans we facilitated in 2018.

Net (loss)/income

We had net income of RMB2.2 million (US$0.3 million) in the year ended December 31, 2018 as a result of the above, as compared to a net loss of RMB84.9 million in the year ended December 31, 2017.

Year ended December 31, 2017 compared with year ended December 31, 2016

Revenues

Our total revenue increased from RMB54.9 million in 2016 to RMB568.7 million in 2017. This increase was driven by the significant increases in both technical service fees and installment services fees, partially offset by a decrease in wealth management service fees.

Technical service fees. Technical service fees increased from RMB34.2 million in 2016 to RMB425.3 million in 2017, primarily due to the significant increases in both online credit assessment services fees and monthly service fees. The increases in these fees are attributable to the growth in the total amount facilitated and the outstanding balances of loans, in particular personal installment loans, as a result of the significant growth in our businesses. The total amount of personal installment loans we facilitated increased from RMB1.4 billion in 2016 to RMB8.0 billion in 2017, while the outstanding balance of personal installment loans increased from RMB997.9 million as of December 31, 2016 to RMB4.1 billion as of December 31, 2017.

Installment service fees. Installment service fees increased from RMB16.4 million in 2016 to RMB139.9 million in 2017, primarily due to the significant increase in outstanding balance of point-of-sale installment loans. In addition, as we acquired Minheng on June 30, 2016, only the revenue which Minheng generated in the second half of that year is included in our revenue for the year ended December 31, 2016.

Wealth management service fees. Wealth management service fees decreased by 17.7% from RMB4.3 million in 2016 to RMB3.5 million in 2017, primarily due to a decrease in transaction service fees, partially offset by an increase in asset management fees. The decrease in transaction service fees is primarily attributable to a decrease in commission fees from private equity funds.

Cost of revenues

Cost of revenues increased significantly from RMB59.9 million in 2016 to RMB372.4 million in 2017 with increases in all components of our cost of revenues.

Funding cost. Funding cost, consisting primarily of interest expenses, increased from RMB16.6 million in 2016 to RMB78.8 million in 2017. This increase reflected the growth in the funding debts for on-balance sheet loans, as a result of the significant growth in our business.

Provision for credit loss. Provision for credit loss increased from RMB16.1 million in 2016 to RMB115.9 million in 2017. The increase in provision for credit loss was primarily attributable to increase in outstanding balance of loans as our business grew, as well as the change in our loan portfolio as we started our cooperation with Ctrip and Bestpay. We generally make larger provision for credit losses for loans funded to users of new business partners as we assess their creditworthiness of and accumulate more loss experience to establish an appropriate risk profile.

Origination and servicing cost. Origination and servicing cost increased from RMB27.1 million in 2016 to RMB177.7 million in 2017, primarily due to an increase of RMB110 million in costs paid for data used in credit assessments, user acquisition costs relating to revenue from lending solutions and cost incurred to providing collection services. These increases were driven primarily by the growth of our business.

Gross profit

We had a gross loss of RMB5.0 million in 2016, compared with a gross profit of RMB196.3 million in 2017. We had a negative gross margin of 9.1% in 2016 and our gross profit margin improved to 34.5% in 2017. The improvement in gross margin was related to two factors: (1) improvements in our products’ economies of scale and a larger proportion of higher-margin personal and business installment loan solutions versus lower-margin point-of-sale installment loan solutions, contributing 27.2 percentage points to the increase in gross margin; and (2) more favorable terms with our business partners and end users including pricing strategy and cost conditions, such as higher fee rates, lower acquisition costs, and a lower proportion of interest-free transactions within overall point-of-sale installment loans, contributing 16.4 percentage points to the increase in gross margin.

Total operating expenses

Total operating expenses increased by 27.5% from RMB196.0 million in 2016 to RMB249.9 million in 2017 due to increases in general and administrative expenses and research and development expenses.

Sales and marketing expenses. Sales and marketing expenses remained substantially unchanged from RMB72.0 million in 2016 to RMB72.1 million in 2017. A decrease of RMB8.9 million in promotion fees was offset by increases in most other categories of sales and marketing expense, including payroll expenses relating to sales and marketing, rental expenses, renovation expenses and traveling expenses, among others. Promotion fees decreased primarily because we cut back on our promotional activities in 2017 after concluding that these activities were not cost-effective, but otherwise our sales and marketing expenses generally grew as our business grew.

General and administrative expenses. General and administrative expenses increased by 45.9% from RMB72.8 million in 2016 to RMB106.3 million in 2017, primarily due to an increase in bad debt expense of RMB15.7 million, consistent with the increase in our technical service fees, an increase of RMB3.8 million in professional service fees, and an increase of RMB7.1 million in payroll expenses relating to general and administrative expenses as we increased our headcount.

Research and development expenses. Research and development expenses increased by 39.8% from RMB51.2 million in 2016 to RMB71.5 million in 2017, primarily due to an increase of RMB17.8 million in payroll expense relating to research and development. We have made significant investment in people and increased the headcount in our research and development team.

Net loss

Net loss decreased by 57.7% from RMB200.5 million in 2016 to RMB84.9 million in 2017 as a result of the above.

Taxation

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains tax under the current laws of the British Virgin Islands. The British Virgin Islands do not impose a withholding tax on dividends.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5%. Hong Kong does not impose a withholding tax on dividends.

China

Our PRC subsidiaries and our variable interest entities, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. In addition, our variable interest entities are subject to value added taxes, or VAT, on the services they provide at the rate of 13%, 6% or 3%, depending on whether the entity is a general taxpayer or small-scale taxpayer, plus related surcharges, less any deductible VAT they have already paid or borne.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If our intermediary holding companies in Hong Kong satisfy all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receive approval from the relevant tax authority, then dividends paid to them by our wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain tax benefits for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in China in the future.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates.

The consolidated financial statements include the financial statements of Pintec Technology Holdings Limited and its wholly-owned subsidiaries and consolidated variable interest entities. A variable interest entity is an entity in which Pintec Technology Holdings Limited, or its subsidiaries, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore Pintec Technology Holdings Limited or its subsidiaries are the primary beneficiary of the entity. All transactions and balances among Pintec Technology Holdings Limited, its subsidiaries, the variable interest entities and the variable interest entities’ subsidiaries have been eliminated upon consolidation.

Our ability to fund our operations is based on our ability to generate cash, our ability to attract investors and our ability to borrow funds on reasonable economic terms. Prior to our pre-IPO reorganization, our business relied principally on Jimu Group’s financing from investors to fund its operations and business development. After our pre-IPO reorganization, our ability to continue as a going concern is dependent on our management’s ability to successfully execute our business plan, which includes increasing revenues while controlling operating expenses, as well as generating operational cash flows and continuing to obtain external financing from investors. We have been continuously receiving financing support from outside investors. Therefore, based on cash flow projections from operating and financing activities and the current balances of cash and cash equivalents, we are of the opinion that we will be able to meet our payment obligations for the next twelve months from the date of issuance of the consolidated financial statements. In addition, we can adjust the pace of our operation expansion and control the operating expenditures. Based on the above considerations, our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The following financial statement amounts and balances of the variable interest entities and their subsidiaries taken as a whole were included in the accompanying consolidated financial statements:

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Total assets	2,399,497	3,578,200	520,427
Total liabilities	2,438,243	3,506,762	510,039

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Total revenues	661,417	1,080,451	157,145
Net (loss)/income	(31,343)	62,190	9,045

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	83,080	86,135	12,528
Net cash (used in)/provided by investing activities	(1,444,358)	725,862	105,573
Net cash provided by/(used in) financing activities	1,498,175	(736,240)	(107,082)
Net increase in cash, cash equivalents and restricted time deposits	136,897	75,757	11,019
Cash, cash equivalents and restricted time deposits at beginning of the period	27,292	164,189	23,880
Including:
Cash and cash equivalents at beginning of the period	27,292	159,189	23,153
Restricted time deposits at beginning of the period	—	5,000	727
Cash, cash equivalents and restricted time deposits at end of the period	164,189	239,946	34,899
Including:
Cash and cash equivalents at end of the period	159,189	232,913	33,876
Restricted time deposits at end of the period	5,000	7,033	1,023

Reorganization

Our pre-IPO reorganization consisted of transfers among entities that have the same shareholders, in the same proportions and with the same rights and thus is accounted for in a manner similar to a control transaction because it is determined that the transfers lack economic substance from the shareholders’ perspective.

As a result of our pre-IPO reorganization, our financing solutions business was transferred to Pintec Technology Holdings Limited and its wholly-owned subsidiaries and consolidated variable interest entities, and the accompanying consolidated financial statements have been prepared as if our current corporate structure has been in existence throughout the periods presented. Our consolidated financial statements include those assets and liabilities and the related results of operation and cash flows directly attributable to our financing solutions business only. However, this presentation may not necessarily reflect the results of operations, financial position and cash flows that would have occurred if our corporate group had actually existed on a stand-alone basis during the periods presented. Transactions between our corporate group and Jimu Group are herein referred to as related party transactions.

The accompanying consolidated financial statements include allocations of the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses incurred by Jimu Group that were related to our financing solutions business. These allocated expenses are primarily related to office rental expenses, office utilities, information technology support and certain corporate functions, including senior management, finance, legal and human resources, as well as share-based compensation expenses. Generally, the cost of shared employees was allocated to us based on our headcount as a proportion of total headcount in Jimu Group, share-based compensation was allocated to us based on the compensation attributable to employees of our financing solutions business, the cost of shared technology services were allocated based on our usage of servers as a proportion of total servers of Jimu Group, and shared corporate marketing expenses and bandwidth and server hosting costs were allocated based on our revenues as a proportion of the total revenue of Jimu Group.

In preparation for our initial public offering, we entered into a non-competition agreement with Jimu Group under which we have agreed not to compete with each other’s core business. See “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group—Non-competition Agreement.”

Revenue recognition

Revenue is recognized when each of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) services have been rendered; (3) pricing is fixed or determinable; and (4) collectability is reasonably assured.

Technical service fees.  For these transactions, we earn technical service fees by providing online credit assessment services and post-lending management services, such as cash processing services and collection services. Online credit assessment services are provided to potential borrowers or certain financial partners, including commercial banks and other financial institutions.

We have determined that the arrangement to provide technical service to borrowers contains the following multiple elements: online credit assessment services and post-lending management services. We have determined that the borrowers and commercial banks and other financial institutions are our customers. We allocate the technical service fees among the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by ASC 605-25-30. The hierarchy requires us to first use vendor-specific objective evidence of selling price, if it exists. If vendor-specific objective evidence of selling price does not exist, we are then required to use third-party evidence of selling price. If neither vendor-specific objective evidence of selling price nor third-party evidence of selling price exists, we use management’s best estimate of selling price for the deliverables. We use management’s best estimate of selling price for the deliverables of the technical service fees.

We can only charge the technical service fees to the borrowers or commercial banks and other financial institutions upon the successful matching of the loans by a financial partner. The non-contingent portion of the selling price is collected upfront upon the loan matching, and the contingent portion of the selling price is collected over the term of the loans when the monthly repayment occurs. As the borrower are able to prepay the loan amounts before maturity date for a prepayment fee, the aggregate amount of the contingent portion of the fee that can ultimately collected by us for online credit assessment service and post-lending management service earned from a loan transaction is depend upon the actual term over which the borrowers made their loan repayments. In accordance with ASC 605-25-30-5, the amount allocated by us to the delivered credit assessment service is limited to that amount that is not contingent upon the delivery of additional units or meeting other specified performance conditions. The non-contingent portion of the credit assessment service fees are recognized revenue upon cash collection and execution of loan agreements between financial partners and borrowers. In situations where the upfront cash collected is less than the relative selling price of the credit assessment service, the revenue recognized is limited to the cash received upfront, the remaining contingent portion of the credit assessment fees together with the fees allocated to post-lending management services, are recognized each month when the service is provided over the period of the loan as the monthly repayment occurs.

Prepayment fee charged by us is recognized when the prepayment occurs and the payments are made by the borrowers.

We also charge fees for collection services related to defaulted payments. These fees are recognized when the contingent events occur and the payments are made by the borrowers as that is the point in time collectability is reasonably assured.

For the off-balance sheet loans funded by certain financial partners such as third-party commercial banks or other financial institutions, wo do not record financing receivables arising from these loans or loans payable to the commercial banks or other financial institutions. For these transactions, we earn loan facilitation and post-origination service fees from these financial partners.

We provide intermediary services to both the borrowers and the commercial banks or other financial institutions. The intermediary services provided include (1) loan facilitation and matching services or online credit assessment services, (2) post-origination services, meaning account maintenance, collection, and payment processing, to the borrowers and the commercial banks or other financial institutions, and (3) a financial guarantee to the commercial banks or other financial institutions.

We determined that financial guarantees are within the scope of ASC 460 and record them at fair value at inception, with the remaining consideration recognized as revenues under ASC 605-25.

Under the off-balance sheet loan arrangements, we charge fees for loan facilitation and matching services and post-origination services and collect them through deduction from the monthly repayments from the borrowers to the commercial banks or financial institutions, and no fees are collected upfront. While the loan facilitation and matching services are rendered upfront, the amount allocable to these services based on relative selling prices is limited to nil under ASC 605-25-30-5, because all fees are contingent on ongoing servicing as well as the borrowers not prepaying. In consideration of this, the revenue is recognized each month when the fee is received over the term of the loan as the monthly repayments occur in line with the resolution of the contingency.

Installment service fees.  We generate installment service fee revenue through the point-of-sale installment payment services that we provide to the users of the business partners’ platforms or the provision of personal and business installment loans to borrowers through trusts arrangements. Installment service fee revenue is recognized over the terms of financing receivables using the effective interest rate method. Installment service fee revenue is not recorded when reasonable doubt exists as to the full, timely collection of installment service fee or principal. We also receive miscellaneous fees, such as penalty fees for late payment. These fees, which are contingent fees, are recognized when the event occurs and the payment is made by the customer as that is the point in time collectability is reasonably assured.

Wealth management service fees and others.  The wealth management service fee and others primarily consists of commission fees charged to third-party asset management companies and insurance companies for participating in our online wealth management platform and online insurance platform. We are not the primary obligor, as we do not have the ability to establish the price or control the related content of the investment or insurance products offered on these online platforms. Such commissions are generally determined as a percentage based on the fees charged to customers by the asset management companies and insurance companies through the online platforms. Transaction service commissions are recognized on a net basis when the services are rendered, which occurs when the underlying transaction is executed.

Provision for credit losses

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio of our financing receivables as of each balance sheet date. The allowance is provided based on our assessments performed both on an individual-loan basis and collective basis. For individual loans that are past due for 90 days or where there is an observable indicator of impairment, a specific allowance is provided. All other loans not already included in the individual assessment are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio. We estimate the expected credit losses rate based on delinquency status of the financing receivables within the level: current, 1 to 30, 31 to 60, 61 to 90 calendar dates past due. These loss rates in each delinquency status are based on average historical loss rates of financing receivables associated with each of the abovementioned delinquency categories. In addition, we consider other relevant general economic conditions, if any, when determining the provision for credit losses. The expected loss rates will be applied to the outstanding loan balances to determine the allowance for credit loss for each reporting period. We evaluate and adjust its allowance for loan losses on a quarterly basis or more often as necessary.

We write off the financing receivables against the related allowance when management determines that full repayment of a loan is not probable. Generally, write-off occurs after the 90th day of delinquency. The primary factor in making such determination is the assessment of potential recoverable amounts from the delinquent debtor.

Financial guarantee liabilities

For off-balance sheet loans funded by a financial partner, we may be obligated to compensate the financial partner for defaults on principal and interest repayments. If a borrower is one day delinquent on an installment of principal and interest of a loan, we will repurchase the delinquent installment of principal and interest from the financial partner, up to the amount of the deposit that we have made. Therefore, we effectively provide guarantees to these financial partners that include credit risk. We began to provide such guarantees to Guotou Micro Lending Company in 2018 and to Jimu Group in May 2019.

We are required to record these repurchase obligations in accordance with ASC 460, which means that the liabilities are measured at their fair value at inception. Therefore, the liability recorded based on ASC 460 is determined on a loan by loan basis. As stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the underlying guaranteed risk, in other words, as the loan is repaid by the borrower or the investor is compensated in the event of a default. As the risk is reduced as each payment is made, a systematic and rational amortization method based on when the payments are made may be appropriate.

As the risk of the guarantee liability is reduced, it is recognized into the income statement by a systematic and rational amortization method over the term of the loan, within the “gain from the financial guarantee liabilities” line item of the income statement. For the years ended December 31, 2017 and 2018, the amount of gains recorded were nil and RMB 21.4 million (US$3.1 million), respectively.

Subsequent to initial recognition, the repurchase obligations are measured at the greater of the amount determined based on ASC 460 and the amount determined based on ASC 450. In accordance with ASC 450, a contingent liability was determined based on historical default rates, representing the obligation to make future payouts, measured using the guidance in ASC 450 Contingencies. The ASC 450 contingent component is determined on a loan by loan basis, but considers the actual and expected performance of the pool when estimating the contingent liability. If there is no difference between the ASC 460 component and ASC 450 component, no gain or loss is recorded.

As of December 31, 2018, the maximum potential future payment that we could be required to make would be RMB606.3 million (US$88.2 million).

Share-based compensation expenses

All share based awards granted to employees, including restricted ordinary shares and share options, are measured at fair value on grant date. Share-based compensation expense is recognized using the straight line method, net of estimated forfeitures, over the requisite service period, which is the vesting period. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option and record share-based compensation expenses only for those awards that are expected to vest. We recognized share-based compensation expenses of RMB25.7 million, RMB31.0 million and RMB131.3 million (US$19.1 million) in the years ended December 31, 2016, 2017 and 2018, respectively. The share-based compensation expenses recognized associated with the service-based share options to employees of the Jimu Group and allocated to us were RMB13.0 million, RMB20.9 million and RMB26.8 million (US$3.9 million) in 2016, 2017 and 2018, respectively.

Prior to our pre-IPO reorganization, all the options and restricted ordinary shares for which we recognize share-based compensation expenses were granted by Jimu Group with its own underlying shares. In connection with our pre-IPO reorganization and to mirror the number and vesting terms of the options originally granted by Jimu Group, we issued certain options to purchase the underlying ordinary shares of our company under our own share incentive plan in December 2017. These options were not treated as newly granted for accounting purposes. All the options that we have granted since December 2017 have been granted with our own underlying ordinary shares.

Grants prior to our pre-IPO reorganization.  Share-based compensation expenses for periods prior to our pre-IPO reorganization relate to the share options or restricted shares granted by Jimu Group to its employees who were involved with our financing solutions business.

In 2014, our predecessor, Jimu Holdings Limited, formerly known as Pintec Holdings Limited, adopted an share incentive plan, which we refer to as the 2014 Share Plan. The 2014 Share Plan provides for the grant of share options and other equity based awards to eligible employees and consultants of Jimu Group and its subsidiaries and variable interest entity. Jimu Group granted multiple tranches of share options with tiered vesting commencement dates to employees and consultants. Options granted were subject to a service condition of four years. The service condition stipulates that one-fourth of the awards vest on the first anniversary date of the specified vesting commencement date and that the remaining awards vest in equal installments on a quarterly basis in the remaining vesting period. Options granted typically expire ten years from the vesting commencement date stated in the grant letters.

We use the binomial option pricing model to estimate the fair value of the share options. The determination of estimated fair value of share-based payment awards on the grant date using an option pricing model is affected by the fair value of Jimu Group’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of Jimu Group over the expected term of the awards, actual and projected employee share option exercise behavior, the risk-free interest rate and any expected dividends. Shares of Jimu Group, which do not have quoted market prices, were valued based on the income approach. Determination of the estimated fair value of Jimu Group requires complex and subjective judgments due to its limited financial and operating history, unique business risks and limited public information on companies in China similar to Jimu Group.

A summary of granting, vesting and forfeiting of the service-based options for the years ended December 31, 2016 and 2017 is presented below:

	Options Outstanding	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (In years)	Average Intrinsic Value (RMB in thousands)
Outstanding as of January 1, 2016	11,612,548	0.82	9.00	2,274
Granted	4,627,563	1.00	—	—
Exercised	—	—	—	—
Forfeited	(353,069)	1.00	—	—
Outstanding as of December 31, 2016	15,887,042	0.87	8.63	26,538

	Options Outstanding	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (In years)	Average Intrinsic Value (RMB in thousands)
Outstanding as of January 1, 2017	15,887,042	0.87	8.63	26,538
Granted	520,000	1.00	—	—
Exercised	—	—	—	—
Forfeited	(204,150)	1.00
Outstanding as of December 31, 2017	16,202,892	0.87	7.75	27,998
Vested and expected to vest as of December 31, 2016	15,887,042	0.87	8.63	26,538
Exercisable as of December 31, 2016	5,627,542	0.74	8.63	2,755
Vested and expected to vest as of December 31, 2017	16,202,892	0.87	7.75	27,998
Exercisable as of December 31, 2017	9,219,980	0.79	7.75	8,824

The estimated fair value of each option grant is estimated on the date of grant using the binominal option-pricing model with the following assumptions:

2016 and 2017
Expected volatility	34.6% ~ 40.2%
Risk-free interest rate (per annum)	2.02% ~ 3.02%
Exercise multiples	2.2 ~ 2.8
Expected dividend yield	0%
Expected term (in years)	10
Fair value of the underlying shares on the date of option grants (in U.S. dollars)	0.45 ~ 2.70

The use of a valuation model requires us to make certain assumptions with respect to selected model inputs. The expected volatility is calculated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk free interest rate is estimated based on the yield to maturity of Chinese treasury bonds based on the expected term of the incentive shares. We have not declared or paid any cash dividends on our capital stock, and we do not anticipate making any dividend payments on our ordinary shares in the foreseeable future. The estimated forfeiture rate is determined based on the fact that vested incentive shares would only be forfeited in the event of misconduct by the holders of the incentive shares.

Restricted ordinary shares.  In connection with the issuance by Jimu Group’s holding company of Series A Preferred Shares on March 5, 2014, all of the 72,000,000 ordinary shares then held by the founders of Jimu Group became restricted. Of these 72,000,000 ordinary shares, 60% vested at the time of the issuance of the Series A Preferred Shares and the remaining 40% vest monthly in equal installments over the following sixty months. As of December 31, 2018, an aggregate of 1,568,000 of these shares remained unvested. The restriction on these shares is deemed as a compensatory arrangement for services to be provided by the founders, and therefore the grant of these shares is accounted for as a share-based compensation arrangement.

Modification of options pursuant to our pre-IPO reorganization.  In December 2017, we adopted our 2017 Share Incentive Plan, which we refer to as the First Plan. In connection with our pre-IPO reorganization and to mirror the number and vesting terms of the options originally granted by Jimu Group, we issued 23,187,818 options to purchase the ordinary shares of our company on March 27, 2018, as an equitable adjustment pursuant to the anti-dilution provision in the option plan and agreement regarding the options issued by Jimu Group.

The exchanges of share options or changes to their terms in conjunction with an equity restructuring such as our pre-IPO reorganization are modifications of the share options and the accounting for a modification in conjunction with an equity restructuring requires a comparison of the fair value of the modified awards with the fair value of the original award immediately before the modification. We determined that there was no significant incremental fair value before and after the modification, and so no additional cost was recognized prospectively in the consolidated financial statements following our pre-IPO reorganization.

With respect to the options held by our employees, we determined to recognize the remaining unrecognized compensation cost pertaining to the unvested options issued by Jimu Group that are retained by our employees in addition to the cost pertaining to the unvested options issued by us to our employees in connection with our pre-IPO reorganization.

A summary of granting, vesting and forfeiting of the modified options for the year ended December 31, 2018 is presented below:

	Options Outstanding	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (In years)	Average Intrinsic Value (RMB in thousands)
Outstanding as of January 1, 2018	16,202,892	0.87	7.75	27,998
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(333,780)	1.00	—	—
Outstanding as of December 31, 2018	15,869,112	0.87	6.46	27,885
Vested and expected to vest as of December 31, 2017	16,202,892	0.87	7.75	27,998
Exercisable as of December 31, 2017	9,219,980	0.79	7.75	8,824
Vested and expected to vest as of December 31, 2018	15,869,112	0.87	6.46	27,885
Exercisable as of December 31, 2018	12,121,038	0.81	6.46	16,353

As of December 31, 2018, there were RMB27.9 million (US$4.1 million) of unrecognized share-based compensation expenses, adjusted for estimated forfeitures, related to these share options. The expenses are expected to be recognized over a weighted-average period of 0.66 years, and may be adjusted for future change in estimated forfeitures.

Grants after our pre-IPO reorganization.  All the options that we have granted since December 2017 have been granted with our own underlying ordinary shares.

In May 2018, we granted 16,397,500 stock options to our employees and directors under our First Plan, with an exercise price of US$0.000125. The fair value of our options was estimated to be $1.2785 per option on the grant date. These awards have a service condition and an initial public offering performance condition. For share options granted with performance conditions, the share-based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share-based compensation expenses for those options that have satisfied the service condition were only recorded after our initial public offering.

In July 2018, we adopted our 2018 Share Incentive Plan, which we refer to as the Second Plan. Options to purchase a total of 44,109,105 ordinary shares were granted under our First Plan, of which 44,018,012 remain outstanding. Following the adoption of the Second Plan as described below, these grants were assumed under the Second Plan and are being administered pursuant to the Second Plan.

A summary of granting, vesting and forfeiting of the service and performance-based options granted to the employees and directors of our company for the year ended December 31, 2018, is presented below. These figures do not include the 16,202,892 options that were modified in March 2018 in connection with our pre-IPO reorganization.

	Options Outstanding	Weighted- Average Grant- Date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
				(RMB in
		US$	(In years)	thousands)
Outstanding as of December 31, 2017	—	—	—	—
Granted	17,747,500	1.2964	10	154,775
Exercised	—	—	—	—
Forfeited	(235,936)	1.2785	—	—
Outstanding as of December 31, 2018	17,511,564	1.2968	8.47	153,999
Expected to vest as of December 31, 2018	17,511,564	1.2968	8.47	153,999

As of December 31, 2018, there were RMB53.0 million (US$8.0 million) of unrecognized share-based compensation, adjusted for estimated forfeiture, related to the share options granted to the employees and directors of our company, which is related to options for which the service condition had been met and were recognized after our initial public offering.

The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

For the year ended December 31, 2018
Expected volatility	37.6%
Risk-free interest rate (per annum)	2.7%~2.89%
Expected dividend yield	—
Expected term (in years)	10
Fair value of the underlying shares on the date of option grants (US$)	1.2787~1.4506

The use of a valuation model requires us to make certain assumptions with respect to selected model inputs. The expected volatility at the grant date is estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk free interest rate is estimated based on the yield to maturity of China treasury bonds at the option valuation date. Expected term is the contract life of the option. We have not declared or paid any cash dividends on our capital stock, and do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

Fair value of our ordinary shares

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation expenses in connection with share options, we, with the assistance of an independent valuation firm, performed retrospective valuations rather than contemporaneous valuations because, at the time of the valuation date, our financial and limited human resources were principally focused on business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the “Level B” recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

With the assistance of an independent valuation firm, we evaluated the use of three generally accepted valuation approaches, the market, cost and income approaches, to estimate the enterprise value of our company. The independent valuation firm considered the market and cost approaches as inappropriate for valuing our ordinary shares because no exactly comparable market transaction could be found for the market valuation approach and the cost approach does not directly incorporate information about the economic benefits contributed by our business operations. Consequently, we and the independent valuation firm relied solely on the income approach in determining the fair value of our ordinary shares. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks, including intrinsic and extrinsic uncertainties.

We applied the income approach based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The income approach also involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast to present value. The WACC was determined based on a consideration of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

We also applied a discount for lack of marketability, or DLOM, which was quantified based on the European put option price applying the Black-Scholes model. The valuation of the put option is essentially the insurance a willing buyer would pay to guarantee the marketability and price of the underlying asset in the future. The farther the valuation date is from an expected liquidity event, the higher the put option value would be and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The following table sets forth the fair value of our ordinary shares estimated at different dates with the assistance from an independent valuation firm.

	Fair value per share (US$)	Discount rate	Discount for Lack
Date of Marketability
(DLOM)
March 31, 2018	1.2757	21%	10%
May 31, 2018	1.2787	21%	8%

Deferred income tax

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income (loss) in the period of the enactment of the change.

We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our experience with tax attributes expiring unused, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trends of profits expected to be reflected within the industry. We record a valuation allowance to reduce the amount of deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Valuation allowances

As of December 31, 2017, we provided a full valuation allowance of RMB34.2 million for the deferred tax assets related to our provision for doubtful accounts and credit losses. Given that we had limited successful experience in getting approval from the relevant tax authorities for the deduction of the tax allowance on provision for credit losses, we believe it is more likely than not that these deferred tax assets will not be utilized in the future.

For the years ended December 2017 and 2018, Shenzhen Minheng and Sky City (Beijing) Technology Co., Ltd. had cumulatively achieved a pre-tax profit for these two consecutive years, and we forecasted that these two subsidiaries are likely to continue to achieve pre-tax profits in 2019. As a result, we made an assessment as of December 31, 2018 and considered that the deferred tax assets for these two subsidiaries are more likely than not to be utilized in the future, and therefore concluded that the previously recognized valuation allowance for these two subsidiaries should be reversed in the income statement as an income tax benefit, specifically as a credit to the income tax expense.

As of December 31, 2017 and 2018, we had net operating loss carryforwards of approximately RMB70.2 million and RMB99.8 million, respectively, which arose from our other subsidiaries and consolidated variable interest entities and the subsidiaries of our consolidated variable interest entities established in the PRC, except for Shenzhen Minheng and Sky City (Beijing) Technology Co., Ltd. As of December 31, 2017 and 2018, deferred tax assets arose from the net operating loss carryforwards amounted to RMB15.0 million and RMB18.2 million, for which we provided full valuation allowances. As of December 31, 2018, the net operating loss carryforwards will expire in 2023, if not utilized.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

B.            Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the period presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash (used in)/provided by operating activities	(123,066)	197,438	108,309	15,754
Net cash (used in)/provided by investing activities	(108,178)	(1,444,773)	250,576	36,445
Net cash provided by/(used in) financing activities	256,700	1,595,968	(49,254)	(7,165)
Net increase in cash, cash equivalents and restricted time deposits	25,456	348,599	334,150	48,600
Cash, cash equivalents and restricted time deposits at beginning of the year	1,836	27,292	375,891	54,671
Including:
Cash and cash equivalents at beginning of the year	1,836	27,292	370,891	53,944
Restricted time deposits at beginning of the year	—	—	5,000	727
Cash, cash equivalents and restricted time deposits at end of the year	27,292	375,891	710,041	103,271
Including:
Cash and cash equivalents at end of the year	27,292	370,891	457,442	66,532
Restricted time deposits at end of the year	—	5,000	252,599	36,739

As of December 31, 2018, we had RMB457.4 million (US$66.5 million) in cash and cash equivalents, of which RMB300.7 million (US$43.7 million) was denominated in Renminbi and held at banks in China and US$22.8 million was denominated in U.S. dollars and held at banks outside of China. As of the same date, RMB232.9 million (US$33.9 million) of our cash and cash equivalents was held by our VIEs. Our cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks that are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Historically, we operated as a separate business within the Jimu Group, and our principal source of liquidity was capital contributions from Jimu Group. During this period, the Jimu Group carried out three rounds of equity financing since its inception: a Series A round in March 2014 that raised US$5.0 million from 3 investors, a Series B round in August 2014 that raised US$37.2 million from 9 investors and a Series C round in March 2015 that raised US$84.0 million from 18 investors. Since 2017, we have been carrying out our own debt and equity financing. In November 2017, we began issuing convertible loans convertible into shares of our company, and in May 2018, all of the outstanding convertible loans, which had a principal amount of US$39.5 million, were converted into series A-1 preferred shares. In May 2018, we issued series A-2 preferred shares to a group of investors for an aggregate consideration of US$64.0 million. In addition, we entered into a loan agreement with Ms. Xuan Zhang, an individual who is not affiliated with our company investing on behalf of her high net worth extended family, in January 2018, and a supplementary loan agreement in March 2018, pursuant to which we borrowed an unsecured general loan of RMB564 million (US$85.2 million) with an interest rate of approximately 10.3% and a term of one year. The loan is intended for repayment of loan payables to third party individual investors matched through Jimu Box. We repaid RMB40 million (US$6.0 million) of the loan in March 2018 and the remaining outstanding balance of RMB524 million (US$79.2 million) in July 2018, using cash on hand and the proceeds from two loans from Xijin (Shanghai) Venture Capital Management Co., Ltd., which is the parent of one of our shareholders. In October 2018, we raised approximately US$40.7 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ partial exercise of their over-allotment option. In December 2018, Minheng agreed with Xijin (Shanghai) Venture Capital Management Co., Ltd. to extend the maturity dates for both of its loans to May 15, 2019. See “Item 7. Major Shareholders and Related Party Transactions—Shareholder Loans.”

The financing receivables that are recorded on our balance sheet in connection with most of our point-of-sale installment loans and some of our personal installment loans currently remain on our balance sheet until they are paid in full or written off. See “—Funding Sources and Credit Risk.” Consequently, access to capital is a potential constraint on the growth of our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain additional capital when desired, on favorable terms or at all.” We also require capital to provide financial guarantees for most of the loans that we facilitate that are not recorded on our balance sheet. Market conditions in China’s online consumer finance have been unfavorable to the minimization of credit risk by companies such as ours, and we now have credit risk for a higher proportion of our funding than we did in the past. We may require additional financing to continue to expand our operations.

We believe the net proceeds we received from our initial public offering, together with our cash on hand, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, for the reasons discussed above, we may decide to enhance our liquidity position or increase our cash reserve through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•                  capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and

•                  loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Foreign Currency Exchange.”

Substantially all of our future revenues are likely to be in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2018 was RMB108.3 million (US$15.8 million), as compared to a net income of RMB2.2 million (US$0.3 million). The difference between our net income and our net cash used in operating activities was primarily attributable to an increase of RMB178.4 million in provision for doubtful accounts and credit loss and an increase of RMB131.3 million in share-based compensation expenses, partially offset by a decrease of RMB119.1 million in accounts receivable and a decrease of RMB94.8 million in amounts due to related parties. Our amounts due to related parties mainly arose from allocation of expenses between us and Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.”

Net cash provided by operating activities for the year ended December 31, 2017 was RMB197.4 million, as compared to net loss of RMB84.9 million. The difference between our net loss and our net cash provided by operating activities was primarily attributable to an increase of RMB132.5 million in provision for doubtful accounts and credit loss, an increase of RMB92.4 million in amounts due to related parties, an increase of RMB96.2 million in accrued expenses and other liabilities and an increase of RMB36.1 million in accounts payable, partially offset by an increase of RMB46.0 million in accounts receivable and an increase of RMB42.1 million in amounts due from related parties. Our amounts due to related parties mainly arose from allocation of expenses between us and Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.”

Net cash used in operating activities for the year ended December 31, 2016 was RMB123.1 million, as compared to net loss of RMB200.5 million. We had an increase of RMB42.6 million in amounts due to related parties, partially offset by an increase of RMB3.8 million in amounts due from related parties. The difference between our net loss and our net cash used in operating activities was also partially attributable to RMB25.7 million in share-based compensation expenses, RMB17.3 million in provision for doubtful accounts and credit loss, and RMB11.3 million in accrued expenses and other liabilities, partially offset by an increase of RMB11.8 million in prepayments and other current assets.

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2018 was RMB250.6 million (US$36.4 million), consisting primarily of RMB4,712.2 million (US$685.4 million) in principal collection of financing receivables, partially offset by RMB3,853.8 million (US$560.5 million) of financing receivables originated. We record and collect significant volumes of financing receivables primarily in connection with the point-of-sale installment loans that we facilitate. We also had net cash advances to a related party, Jimu Group, of RMB441.5 million (US$64.2 million), which we since converted into a loan. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.” We also made a short-term loan of RMB137.3 million (US$20.0 million) to an unrelated third party.

Net cash used in investing activities for the year ended December 31, 2017 was RMB1,444.8 million, consisting primarily of RMB7,110.0 million of financing receivables originated, partially offset by RMB5,671.4 million in principal collection of financing receivables. We record and collect significant volumes of financing receivables primarily in connection with the point-of-sale installment loans that we facilitate.

Net cash used in investing activities for the year ended December 31, 2016 was RMB108.2 million, consisting primarily of RMB1,919.0 million of financing receivables facilitated, partially offset by RMB1,811.8 million in principal collection of financing receivables. We record and collect significant volumes of financing receivables in connection with the point-of-sale installment loans that we facilitate.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2018 was RMB49.3 million (US$7.2 million), consisting primarily of principal payment on funding debts of RMB4,346.7 million (US$632.2 million), partially offset by proceeds from funding debts of RMB3,235.9 million (US$470.6 million). Funding debts primarily represent the proceeds from individual investors, the asset-backed securitized debts or the consolidated trusts that we use to fund our financing receivables. We also had proceeds from our offerings of pre-IPO preferred shares and proceeds from our initial public offering.

Net cash provided by financing activities for the year ended December 31, 2017 was RMB1,596.0 million, consisting primarily of proceeds from funding debts of RMB6,842.5 million, partially offset by principal payment on funding debts of RMB5,534.2 million. Funding debts primarily represent amounts received from individual investors on Jimu Box, which was our primary source of funding for point-of-sale installment loans during the year ended December 31, 2017.

Net cash provided by financing activities for the year ended December 31, 2016 was RMB256.7 million, consisting primarily of proceeds from funding debts of RMB1,738.0 million, partially offset by principal payment on funding debts of RMB1,666.1 million. Funding debts represent amounts received from individual investors on Jimu Box, which was our sole source of funding for point-of-sale installment loans during the year ended December 31, 2016. We also received a cash contribution from Jimu Group of RMB155.1 million in 2016.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property, equipment and software. Historically, the amount of our capital expenditures has been small. Our capital expenditures were RMB1.3 million in 2016, RMB2.2 million in 2017 and RMB4.1 million (US$0.6 million) in 2018. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Holding Company Structure

Pintec Technology Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our variable interest entities and our variable interest entities’ subsidiaries in China. As a result, Pintec Technology Holdings Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, any of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.            Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.            Off-Balance Sheet Commitments and Arrangements

We have provided financial guarantees through our subsidiaries or variable interest entities for loans that we facilitate with certain financial partners. In 2018, the only such arrangements that were not recorded on our balance sheet were with Guotou Micro Lending Company, a wholly owned subsidiary of China National Investment and Guaranty Corporation. The purpose of these arrangements was to induce Guotou Micro Lending Company to provide funding for loans that we facilitated. The revenue we generated from the facilitation of loans funded by Guotou Micro Lending Company in 2018 was RMB4.4 million (US$0.6 million), the cumulative gain on the relevant liability in 2018 was RMB21.4 million (US$3.1 million), and the amount of the relevant liability as of December 31, 2018 was RMB15.5 million (US$2.3 million). Guotou Micro Lending Company provided approximately 10.3% of the total funding for the loans we facilitated in 2018. As of December 31, 2018, the maximum potential future payment that we could be required to make would be RMB606.3 million (US$88.2 million).

Starting in 2019, Jimu Group has required that we provide financial guarantees for the loans we facilitate that are funded through Jimu Box, the online consumer finance platform operated by Jimu Group. The guarantee only covers those loans that are not recorded on our balance sheet. Jimu Box has been the single largest funding source for loans facilitated through our platform, and we expect it to remain so for the foreseeable future.

Other than the financial guarantees described in the preceding paragraph, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Total	Less than 1 year	1-2 years	2-3 years
	(RMB in thousands)
Office rental	8,851	8,851	—	—
Bandwidth leasing	535	535	—	—
Total	9,386	9,386	—	—

Operating lease agreements represent non-cancellable operating leases for our office premises and the facilities that contain our system hardware and remote backup system.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

G.           Safe Harbor

See “Forward-Looking Information” on page 2 of this annual report.

Item 6.           Directors, Senior Management and Employees

A.            Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wei Wei	45	Director and Chief Executive Officer
Jun Dong	42	Director
Xiaomei Peng	47	Director
Chao Zhou	42	Independent Director
Jimin Zhuo	46	Independent Director
Feng Hong	42	Independent Director
Jiacheng Liu	33	Independent Director
Jing Zhou	42	President
Steven Yuan Ning Sim	42	Chief Financial Officer
Hai Tong	40	Chief Risk Officer
Ran Ren	34	Chief Scientist
Ziwei Zhang	35	Chief Marketing Officer

Mr. Wei Wei has served as our chief executive officer and director since our inception. He also served as the chief operating officer of our predecessor from 2012 to 2016. In 2006, Mr. Wei founded Innovation Technology Corp., a telecommunications service provider, which was acquired by VanceInfo in 2007, where he served as vice president and led the mobile software and global sales and marketing divisions. Mr. Wei has over 15 years of experience in the information technology industry and previously held various positions at Huawei, Nokia and Philips Semiconductors. Mr. Wei received his bachelor’s degree in electronic engineering in 1995 and his master’s degree in electronic engineering in 2000 from Beijing Institute of Technology, and an EMBA degree from China Europe International Business School in 2013.

Mr. Jun Dong has served as our director since our inception. He has also served as the chief executive officer since the inception of our predecessor and as the chairman of the board of directors of Ever Smart International Holdings Limited since 2017. Mr. Dong is also a director of Jimu Holdings Limited. Mr. Dong has over 15 years of experience in the finance industry. Between 2005 and 2008, Mr. Dong served as investment manager with Bank Hapoalim in New York. Mr. Dong received his MBA degree from University of Connecticut in 2003 and his bachelor’s degree in tourism management from Yunnan University in 1999. He received his EMBA degree from China Europe International Business School in 2013. He holds Chief Financial Analyst Charter and Certified Management Accountants and Certified Financial Manage certifications.

Ms. Xiaomei Peng has served as our director since our inception. She has over 20 years of experience in China’s internet and technology industries, where she has accumulated extensive experience in sales, marketing and commercial operations. Ms. Peng is a director of Jimu Holdings Limited and BBAE Holdings Limited. From 2005 to 2015, she held various operating roles at Qunar, including vice president of product from 2005 to 2006, executive vice president from 2006 to 2013 and the chief operating officer from 2014 to 2015. From 2002 to 2004, she served as project manager at Agenda. Ms. Peng received her bachelor’s degree in information processing and recognition from the Harbin Institute of Technology in 1994 and her EMBA degree from China Europe International Business School in 2013.

Mr. Chao Zhou has served as our director since May 2018. Mr. Zhou has 16 years of experience in financial planning and analysis, project management, corporate governance, business development and strategy in high-tech industries in the U.S. and Asia-Pacific region. Mr. Zhou is currently working at CIBA Technology, a company dedicated to incubating and investing in disruptive technologies around the world. From 2012 to 2017, Mr. Zhou worked at Microsoft as senior finance controller. From 2006 to 2011, Mr. Zhou served as finance business manager at NVDIA. Mr. Zhou received his bachelor’s degree in economics from University of International Business and Economics in 1999 and his master’s degree in finance and MBA degree from Daniels College of Business, University of Denver in 2002.

Mr. Jimin Zhuo has served as our independent director since October 2018. Mr. Zhuo has more than twenty years of professional experience in finance, accounting, tax and auditing. Mr. Zhuo has served as chief financial officer at Beijing Jing-Jin Electric Technologies Co., Ltd. from 2011 to 2012. Prior to that, Mr. Zhuo served as chief accounting officer at VanceInfo Technologies Inc. from 2007 to 2011. Before joining VanceInfo Technologies Inc., Mr. Zhuo served as chief financial officer at Pansky Technology Group from 2005 to 2006. Mr. Zhuo worked in various capacities at Arthur Andersen from 1994 to 2002, at PricewaterhouseCoopers from 2002 to 2004, and at Morgan Stanley from 2004 to 2005. Mr. Zhuo is the author of Risk Management Based Audit, Securities Class Action: China Concept Companies and Corporate Governance: China Concept Companies. Mr. Zhuo obtained his master’s degree in law in 2007 from the University of Southern California and his bachelor’s degree in accountancy in 1994 from the Central University of Finance and Economics in Beijing. Mr. Zhuo is a member of the Chinese Institute of Certified Public Accountants and an associate member of the American Institute of Certified Public Accountants. Mr. Zhuo also has a China Lawyer Certificate.

Mr. Feng Hong has served as our director since December 2017. Mr. Hong is also a director of Jimu Holdings Limited. Mr. Hong is co-founder and senior vice president of Xiaomi Corporation (HKSE:1810), and he has served as the chairman of the board of directors and the chief executive officer of Xiaomi Finance Group since 2018. From 2006 to 2010, Mr. Hong held various product and engineering management roles at Google. From 2001 to 2005, Mr. Hong worked at Siebel as software engineer. Mr. Hong received his master’s degree in computer science from Purdue University in 2001 and his bachelor’s degree in computer science and engineering from Shanghai Jiao Tong University in China in 1999.

Mr. Jiacheng Liu has served as our director since May 2018. Mr. Liu has served as a senior investment manager in strategic investment department of Sina Corporation since 2016. Prior to that, he served as an investment manager in JD Capital from 2014 to 2016. Mr. Liu served as an analyst at KPMG from 2013 to 2014 and as an analyst at IndustryPro from 2010 to 2013. Mr. Liu received his master’s degree in finance from Daniels College of Business at the University of Denver in 2012 and his bachelor’s degree of economics in finance from Tianjin Foreign Studies University in 2009.

Ms. Jing Zhou has served as the president of our company since January 2018. She also served as our director between May 2018 and October 2018. Between May 2016 and January 2018, she served the chief executive officer of the Dumiao business first under our predecessor prior to our pre-IPO reorganization and then with us since our inception. Ms. Zhou also served as the vice president of retail of our predecessor from January 2015 to May 2016. Ms. Zhou has approximately 20 years’ risk management experience in multinational banking and fintech. Prior to joining our predecessor, she worked at Standard Chartered Bank and served as the China country credit head from 2013 to 2015 and as the head of credit for retail bank from 2006 to 2013. She served as a business manager at Capital One from January 1999 to 2006 in McLean, Virginia. Ms. Zhou received her bachelor’s degree in chemical engineering from Virginia Polytechnic Institute and State University in 1998.

Mr. Steven Yuan Ning Sim has served as our chief financial officer since October 2016. Mr. Sim has over 15 years of audit and financial management experience. Prior to joining us, Mr. Sim served as vice president of finance at Sohu.com Inc. from 2014 to 2016. From 2011 to 2014, he served as chief financial officer at Leyou Inc., a leading multi-channel baby and maternity platform in China. Mr. Sim served in various capacities at leading public accounting firms including Deloitte & Touche in Beijing, KPMG Europe LLP in London, and Ernst & Young and BDO Raffles in Singapore between 2001 and 2010. Mr. Sim obtained his bachelor’s degree in applied accounting from Oxford Brooks University in 2002 and his MBA degree from European Institute of Business Administration (INSEAD) in 2010. Mr. Sim is a member of the Association of Chartered Certified Accountants (ACCA).

Mr. Hai Tong joined our company in June 2015 and has since served as our chief risk officer. Prior joining our company, Mr. Tong served as senior risk manager at Standard Chartered Bank (China) from 2014 to 2015. From 2010 to 2014, Mr. Tong served as senior data expert of data science at Alipay. From 2004 to 2010, he served in various capacities in the field of data and risk management at Ipsos, HSBC and Standard Chartered (China). He obtained a bachelor’s degree in statistics in 2001 and a master’s degree in statistics in 2004, both from Peking University.

Mr. Ran Ren joined our company in April 2016 and has served as director and vice president of decision science. He has served as our chief scientist since January 2018, currently leading a team of data scientists and engineers building machine learning quantitative models and overseeing our proprietary big data database Data Lake. Mr. Ren also leads our personal installment lending business. Prior to joining our company, Mr. Ren worked at Capital One Financial from 2010 to 2016, where he served in variety of different credit analytics positions, including head of business analytics for Capital One Labs, Capital One’s internal innovation incubator. Before joining Capital One, Mr. Ren co-founded Voicelever, a Seattle-based voice recognition and wearable hardware startup, in 2009. Mr. Ren obtained his master’s degree in electrical engineering from Binghamton University in 2010 and his bachelor’s degree, also in electrical engineering, from Nanjing University of Posts and Telecommunications in 2007.

Mr. Ziwei Zhang joined our company in March 2015 and has served as our chief marketing officer. Prior to joining our company, Mr. Zhang worked at Lefeng.com from March 2011 to March 2015, where he served as general manager of the marketing department. Before Lefeng.com, Mr. Zhang worked as operations senior director at Iclick Interactive Asia Group Limited from 2010 to 2011, as marketing senior manager at E-commerce China Dangdang Inc., and as manager of the large customer department at Beijiing Zibolan Technology Co., Ltd. Mr. Zhang obtained his bachelor’s degree in information security engineering from Yunnan University in 2008.

B.            Compensation

For the year ended December 31, 2018, we paid an aggregate of approximately RMB4.6 million (US$0.7 million) in cash and benefits to our executive officers. We do not pay our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentives

2017 Share Incentive Plan

We adopted a share incentive plan in December 2017, which we refer to as our First Plan, to promote the success of our company and interests of our shareholders by providing a means through which we could grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of our shareholders generally. Under our First Plan, the maximum aggregate number of shares which may be issued pursuant to awards is 45,270,697. Options to purchase a total of 44,109,105 ordinary shares were granted under our First Plan, of which 44,018,012 remain outstanding. Following the adoption of the Second Plan as described below, these grants were assumed under the Second Plan and are being administered pursuant to the Second Plan. We will no longer grant any awards under the terms of the First Plan.

The following paragraphs summarize the terms of our First Plan.

Types of Awards.  Our First Plan permits awards of options.

Plan Administration.  Our First Plan is administered by our board of directors or by a committee of one or more members designated by our board of directors or another committee (within its delegated authority). The committee or the full board of directors, as applicable, determines, among other things, the eligibility and any particular eligible person to receive awards, the price and number of awards to be granted to each participant and the terms and conditions of each award grant.

Award Agreement.  Awards granted under our First Plan are evidenced by an award agreement approved by the administrator that sets forth terms, conditions and limitations for each award.

Exercise Price.  The plan administrator determines the exercise price for each award, which is set forth in the applicable award agreement, but subject to certain limits as set forth in our First Plan.

Eligibility.  We may grant awards to officers, employees, directors, consultants and advisors of our company or any of our affiliates.

Term of the Awards.  The term of each award granted under our First Plan may not exceed ten years from date of the grant.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is set forth in the applicable award agreement.

Acceleration of Awards upon Change in Control.  An award will become immediately vested and exercisable, in full or in part, in the event that a change in control of our company occurs, subject to certain exceptions.

Transfer Restrictions.  Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination.  Our First Plan will terminate on the date ten years from its adoption, provided that our board may terminate the plan at any time and for any reason.

2018 Share Incentive Plan

In July 2018, our shareholders and board of directors adopted another share incentive plan, which we refer to as our Second Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under our Second Plan is initially 2% of the total number of shares issued and outstanding immediately prior to the completion of our initial public offering, plus an annual increase on September 1 of each year during the ten-year term of our Second Plan commencing on September 1, 2019, by an amount equal to 2% of the total number of shares issued and outstanding on August 31 that year. As of the date of this annual report, options to purchase a total of 610,000 ordinary shares were granted and outstanding under our Second Plan, and options to purchase an additional 41,112,759 ordinary shares may still be granted.

The following paragraphs describe the principal terms of our Second Plan.

Types of Awards.  Our Second Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration.  Our board of directors or a committee of one or more members of the board of directors will administer our Second Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Exercise Price.  The plan administrator determines the exercise price for each award, which is stated in the award agreement.

Award Agreement.  Awards granted under our Second Plan will be evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.  We may grant awards to our employees, directors and consultants of our company or any of our affiliates, which include our parent company, subsidiaries and any entities in which our parent company or a subsidiary of our company holds a substantial ownership interest.

Term of the Awards.  The vested portion of options will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions.  Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in our Second Plan, such as transfers by will or the laws of descent and distribution.

Termination.  Unless terminated earlier, our Second Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of the date of this annual report, the options issued under our share incentive plans to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Jing Zhou	3,000,000	0.000125	February 1, 2015	February 1, 2025
	6,500,000	0.000125	April 1, 2017	April 1, 2027
Steven Yuan Ning Sim	*	0.000125	October 1, 2016	October 1, 2026
Hai Tong	*	0.000125	July 1, 2015	July 1, 2025
	*	0.000125	January 1, 2016	January 1, 2026
	*	0.000125	July 1, 2016	July 1, 2026
	*	0.000125	April 1, 2017	April 1, 2027
Ran Ren	*	0.000125	April 1, 2016	April 1, 2026
	*	0.000125	July 1, 2016	July 1, 2026
	*	0.000125	January 1, 2017	January 1, 2027
	*	0.000125	April 1, 2017	April 1, 2027
	*	0.000125	January 1, 2018	January 1, 2028
Ziwei Zhang	*	0.000125	March 25, 2015	March 25, 2025
	*	0.000125	April 1, 2017	April 1, 2027
Jun Dong	*	0.000125	July 1, 2018	July 1, 2028
All Directors and Executive Officers as a Group	15,410,000

*                 Less than 1% of our total outstanding shares.

C.            Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The directors may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established an audit committee and a compensation committee under the board of directors. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Jimin Zhuo, Chao Zhou and Jiacheng Liu, and is chaired by Mr. Zhuo. Mr. Zhou and Mr. Liu each satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Mr. Zhuo meets the independence standards under Rule 10A-3 under the Exchange Act and satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market except with regard to Rule 5605(a)(2)(F), and we have elected to rely on home country practice in lieu of the requirements of Rule 5605(a)(2)(F) of the Listing Rules of the Nasdaq Stock Market. See “Item 16G. Corporate Governance.” We have determined that Mr. Zhuo qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•                  reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•                  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•                  discussing the annual audited financial statements with management and the independent registered public accounting firm;

•                  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•                  annually reviewing and reassessing the adequacy of our audit committee charter;

•                  meeting separately and periodically with management and the independent registered public accounting firm; and

•                  reporting regularly to the board.

Compensation Committee.  Our compensation committee consists of Chao Zhou, Jimin Zhuo and Feng Hong, and is chaired by Mr. Zhou. Mr. Zhou and Mr. Hong each satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Mr. Zhuo meets the independence standards under Rule 10A-3 under the Exchange Act and satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market except with regard to Rule 5605(a)(2)(F), and we have elected to rely on home country practice in lieu of the requirements of Rule 5605(a)(2)(F) of the Listing Rules of the Nasdaq Stock Market. See “Item 16G. Corporate Governance.” The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•                  reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•                  reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

•                  periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties, including duties of loyalty and a duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our senior executive officers. Pursuant to these agreements, we may terminate a senior executive officer’s employment without cause upon 60 days’ prior written notice or for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or material breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. Under the employment agreements, each senior executive officer grants us a nonexclusive, royalty-free license on any of his or her prior inventions that are related to our business. Each senior executive officer also grants us his or her entire rights to any intellectual property that he or she created, conceived, developed or reduced to practice during his or her term of employment that is related to our business, results from work performed for us, or uses any property of ours. The employment agreements also contain confidentiality, non-disclosure, non-competition, non-solicitation and non-interference provisions.

We also have entered into indemnification agreements with our directors and senior executive officers. Under these agreements, we will agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

D.            Employees

As of December 31, 2018, we had 362 employees, which included 314 in Beijing, 45 in Shanghai, 2 in Ganzhou and 1 in Chengdu. The following table sets forth the numbers of our employees categorized by function as of December 31, 2018.

	As of December 31, 2018
	Number	% of Total Employees
Functions:
Research and development	124	34%
Risk management	39	11%
Products development and operations	70	19%
Business development	14	4%
Marketing	19	5%
General and administrative	96	27%
Total number of employees	362	100.0%

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including, among other things, housing, pension, medical insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment and confidentiality agreements with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for 12 months after the termination of the employment, provided that we pay compensation equal to half a month’s salary.

We maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by labor unions.

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2019 by:

•                  each of our current directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 277,854,298 ordinary shares outstanding as of February 28, 2019, comprising of (i) 226,071,803 Class A ordinary shares, and (ii) 51,782,495 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power†
Directors and Executive Officers:*
Wei Wei(1)	—	15,698,914	15,698,914	5.7	23.5
Jun Dong(2)	1,560,000	23,722,804	25,282,804	9.0	35.6
Xiaomei Peng(3)	2,753,506	12,360,777	15,114,283	5.4	18.8
Jing Zhou(4)	7,250,000	—	7,250,000	2.6	0.7
Chao Zhou(5)	—	—	—	—	—
Feng Hong(6)	—	—	—	—	—
Jiacheng Liu(7)	—	—	—	—	—
Jimin Zhuo(8)	—	—	—	—	—
Steven Yuan Ning Sim(9)	**	**	**	**	**
Hai Tong	**	**	**	**	**
Ran Ren	**	**	**	**	**
Ziwei Zhang	**	**	**	**	**
All directors and executive officers as a group	14,705,024	51,782,495	66,487,519	23.8	78.9
Principal Shareholders:
Mandra iBase Limited(10)	24,505,949	—	24,505,949	8.8	2.4
Genius Hub Limited(2)	—	23,722,804	23,722,804	8.5	35.5
New Fortune Fund L.P.(11)	18,201,422	—	18,201,422	6.6	1.8
Ventech China II SICAR(12)	17,679,421	—	17,679,421	6.4	1.8
Xiaomi Ventures Limited(13)	16,956,487	—	16,956,487	6.1	1.7
Wise Plus Limited(1)	—	15,698,914	15,698,914	5.7	23.5

Notes:

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to fifteen votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*                 Except for Mr. Chao Zhou, Mr. Feng Hong, Mr. Jimin Zhuo and Mr. Jiacheng Liu, the business address for our directors and executive officers is 9/F Heng An Building, No. 17 East 3rd Ring Road, Chaoyang District, Beijing, the People’s Republic of China.

**          Less than 1% of our total outstanding shares.

(1)         Represents 15,698,914 Class B ordinary shares held by Mr. Wei Wei through Wise Plus Limited, a company incorporated under the laws of British Virgin Islands. The registered office address of Wise Plus Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Wise Plus Limited is wholly owned and controlled by Beyond Mountain Holdings Limited, a company established under the laws of the British Virgin Islands. Beyond Mountain Holdings Limited is controlled by Beyond Mountain Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Wei is the settlor of Beyond Mountain Trust, and Mr. Wei and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wei has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Wise Plus Limited in our company.

(2)         Represents 23,722,804 Class B ordinary shares held by Mr. Jun Dong through Genius Hub Limited, a company incorporated under the laws of British Virgin Islands. The registered office address of Genius Hub Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Genius Hub Limited is wholly owned and controlled by Coastal Hero Limited, a company incorporated under the laws of the British Virgin Islands. Coastal Hero Limited is controlled by Genesis Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Dong is the settlor of Genesis Trust, and Mr. Dong and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Dong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Genius Hub Limited in our company, and the options we granted to Mr. Dong to purchase 1,560,000 ordinary shares of our company.

(3)         Represents 2,753,506 Class A ordinary shares held by Ms. Xiaomei Peng in the form of 393,358 ADSs subscribed by Ms. Peng in our initial public offering, and 12,360,777 Class B ordinary shares held by Ms. Peng through Rosy Range Global Limited, a company incorporated under the laws of British Virgin Islands. The registered office address of Rosy Range Global Limited. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Rosy Range Global Limited is controlled by Next Wave International Limited, a company incorporated under the laws of British Virgin Islands. Next Wave International Limited is controlled by Javabean Trust, a trust established under the laws of the British Virgin Islands and managed by Vistra trust (BVI) Limited as the trustee. Ms. Peng is the settlor of Javabean Trust, and Ms. Peng and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Peng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by Rosy Range Global Limited in our company.

(4)         Represents 1,000,000 Class A ordinary shares held by Ms. Jing Zhou through Black Swan Investment Holding Limited, a company incorporated under the laws of British Virgin Islands, and options we granted to Ms. Zhou to purchase 6,250,000 ordinary shares of our company. The registered office address of Black Swan Investment Holding Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)         The business address of Mr. Chao Zhou is Unit 1506, Tower B, Parkview Green, No. 9, Dongdaqiao Rd., Beijing, China.

(6)         The business address of Mr. Feng Hong is 12/F, East Office Building, the Rainbow City of China Resources, No. 68 Qinghe Middle Street, Haidian District, Beijing, PRC.

(7)         The business address of Mr. Jiacheng Liu is No. 8 SINA Plaza, Courtyard 10, the West Xibeiwang E. Road, Haidian District, Beijing 100193, PRC.

(8)         The business address of Mr. Jimin Zhuo is Room 1405, Building 5A, Jiulong Garden, Chaoyang, Beijing, PRC.

(9)         Represents options we granted to Steven Yuan Ning Sim through Nautical Gain Limited, a company incorporated under the laws of British Virgin Islands. The registered office address of Nautical Gain Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Nautical Gain Limited is wholly owned and controlled by Mr. Sim.

(10)  Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 1, 2019. Represents 18,613,699 Class A ordinary shares held by Mandra iBase Limited, a company incorporated under the laws of British Virgin Islands, 5,892,250 Class A ordinary shares in the form of 841,750 ADSs that were acquired by Mandra iBase Limited in our initial public offering, and 2,818,908 Class A ordinary shares held by Woo Foong Hong Limited. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., and Woo Foong Hong Limited is 51% held by Beansprouts Ltd. Beansprouts Ltd. is owned by Bing How Mui and Song Yi Zhang, and each of them holds 50% of the issued and outstanding share capital of Beansprouts Ltd. The registered address of Mandra iBase Limited is 3rd Floor, J&C Building, P.O. Box 933, Road Town, Tortola, British Virgin Islands, VG1110.

(11)  Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on January 28, 2019. Represents 18,201,422 Class A ordinary shares directly held by New Fortune Fund L.P., a limited partnership established under the laws of the Cayman Islands. New Fortune Fund L.P. has one general partner and two limited partners. The general partner of New Fortune Fund L.P. is Costal Sunshine Limited, and the limited partners of New Fortune Fund L.P. are Startide Capital Holdings Limited and Allplay Legend Corporation. Pursuant to the constitutional documents of New Fortune Fund L.P., Startide Capital Holdings Limited has the power to direct New Fortune Fund L.P. with respect to the retention or disposal of, and the exercise of voting and other rights attached to, the shares held by New Fortune Fund L.P. Both Startide Capital Holdings Limited and Allplay Legend Corporation are both controlled by Sina Corporation, a Cayman Islands company listed on the Nasdaq Global Select Market. The registered address of New Fortune Fund L.P. is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(12)  Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on January 28, 2019. Represents 17,679,421 Class A ordinary shares held by Ventech China II SICAR, a company incorporated in Luxemburg. The registered address of Ventech China II SICAR is 47 Avenue John F. Kennedy L-1855, Luxemburg.

(13)  Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 12, 2019. Represents 16,956,487 Class A ordinary shares directly held by Xiaomi Ventures Limited, a company incorporated under the laws of British Virgin Islands. Xiaomi Ventures Limited is beneficially owned and controlled by Xiaomi Corporation.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to fifteen votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering.

To our knowledge, as of February 28, 2019, a total of 29,456,490 Class A ordinary shares, representing approximately 10.6% of our total outstanding ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Beginning from the earlier of (1) the date when Mr. Wei Wei, Mr. Jun Dong and Ms. Xiaomei Peng no longer beneficially own, on an aggregate basis, at least 40% of the total Class B ordinary shares that were issued and outstanding immediately prior to the completion of the initial public offering, as adjusted for share splits, share dividends, recapitalizations and the like, or (2) the seventh anniversary of October 29, 2018, each Class B ordinary shares will entitle its holder to only one vote, rather than fifteen. Other than the foregoing, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.           Major Shareholders and Related Party Transactions

A.            Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, insurance brokerage, fund distribution and other value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements, through our wholly foreign owned entities, with our variable interest entities and the shareholders of our variable interest entities to obtain effective control over our variable interest entities and their subsidiaries. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.”

Shareholders Agreement

We entered into an amended and restated shareholders agreement with our shareholders on May 18, 2018.

Pursuant to this shareholders agreement, our board of directors shall consist of up to seven directors. The holders of our ordinary shares are entitled to appoint four directors, and New Fortune Fund L.P., Xiaomi Ventures Limited and Ventech China II SICAR are each entitled to appoint one director.

The amended and restated shareholders agreement also provides for certain preferential rights, including right of participation and co-sale rights. Except for the registration rights, all the preferential rights, as well as the provisions governing the board of directors, were terminated following our initial public offering.

Registration Rights

Pursuant to our current shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.  Holders of at least 20% of our registrable securities have the right to demand in writing that we file a registration statement to register their registrable securities and registrable securities held by others who choose to participate in the offering. This right may be exercised at any time after this initial public offering. We are not obligated to effect a demand registration if, within the six-month period preceding the date of such request, we have already effected a registration pursuant to demand registration rights or Form F-3 registration rights, or holders had an opportunity to participate pursuant to piggyback registration rights. If the underwriters determine that marketing factors require a limitation of the number of share to be underwritten, the underwriters may reduce as required and allocate the shares to be included in the registration statement among holders, subject to certain limitations.

Piggyback Registration Rights.  If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration the registrable securities then held by such holders. If the underwriters determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the registrable securities shall allocate first to us, second to each of the holders of series seed-C convertible preferred shares requesting for the inclusion of their registrable securities pursuant to the piggyback registration, third to each of the holders of series seed-B convertible preferred shares requesting for the inclusion of their registrable securities pursuant to the piggyback registration, forth to each of the holders of series seed-A-1 or seed-A-2 convertible preferred shares requesting for the inclusion of their registrable securities pursuant to the piggyback registration, and fifth to each of holders of other securities requesting for the inclusion of their registrable securities pursuant to the piggyback registration.

Form F-3 Registration Rights.  Holders of at least 20% of our registrable securities have the right to demand in writing to file a registration on Form F-3. We are not obligated to effect such registration if, among other things, (i) the anticipated aggregate offering price is less than US$200,000,000, or (ii) we have already effected a registration in the six month period preceding the date of the request. We may defer filing of a registration statement on Form F-3 no more than once during any 12 month period for up to 90 days if our board of directors determines in good faith that filing such registration statement will be materially detrimental to us and our shareholders.

Expenses of Registration.  We will bear all registration expenses, other than underwriting discounts and selling commissions, incurred in connection with any demand, piggyback or F-3 registration.

Termination of Obligations.  The registration rights set forth above shall terminate on the earlier of (i) the fifth anniversary of this initial public offering and (ii) with respect to any holder of registrable securities, the time when all registrable securities held by such holder may be sold pursuant to Rule 144 under the Securities Act without transfer restrictions.

Option Grants

We have granted options to purchase our ordinary shares to certain directors, officers, employees and consultants of our company and our affiliates under our First Plan, for their past and future services. See “Item 6. Directors, Senior Management and Employees—B. Compensation”

Transactions and Agreements with Jimu Group

Jimu Group is our related party. We and Jimu Group have a high degree of overlap in shareholding, and we and Jimu Group’s holding company share three board members. Jimu Group is also our largest single funding partner.

Reorganization Agreements

We entered into a series of agreements with Jimu Group with respect to our pre-IPO reorganization and the relationship between us and Jimu Group after the reorganization. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.”

Cash Advances and Loan Agreements

In the normal course of business, we disburse funds to borrowers for loans that are funded by Jimu Group and we collect payments on those loans from borrowers for Jimu Group. In addition to payments we made to Jimu Group in the ordinary course of business, we made a series of cash advances to Jimu Group in 2018, in both U.S. dollars and Renminbi, that were not documented contemporaneously by loan agreements. The cash advances totaled RMB441.5 million (US$64.2 million) as of December 31, 2018, and were responsible for the greater part of the amount due from Jimu Group, which amounted to RMB475.4 million (US$69.1 million) as of December 31, 2018. We made additional cash advances to Jimu Group in 2019 as well, totaling RMB449.9 million (US$65.4 million) before the offsets described below, until we decided to end this practice in May 2019.

We entered into two loan agreements with Jimu Group on July 19, 2019, to formally document the amounts due from Jimu Group that were attributable to the cash advances we made to Jimu Group outside of the ordinary course of business. The first loan agreement was denominated in U.S. dollars and had a principal amount of US$21.4 million, representing the cash that we advanced to Jimu Group in U.S. dollars in 2018. This U.S. dollar-denominated loan bears interest at an annual simple (non-compounding) rate of 3.5%. This loan agreement was supplemented by a supplement dated as of the same date, which revised the maturity date provision of the original agreement to require Jimu Group to repay the principal and interest amounts payable under the original loan agreement on a daily basis over the 215 days from July 1, 2019 through January 31, 2020.

The second loan agreement was denominated in Renminbi and had a principal amount of RMB294.9 million (US$42.9 million), representing the cash that we advanced to Jimu Group in Renminbi in 2018. This Renminbi-denominated loan bears interest at an annual simple (non-compounding) rate of 11%. This loan agreement was supplemented by two supplements dated as of the same date. The first supplement revised the principal amount of the loan as of April 30, 2019, to RMB129.6 million (US$18.8 million), representing an additional RMB391.3 million (US$56.9 million) of cash that we advanced to Jimu Group between January 1, 2019, and April 30, 2019, minus RMB165.3 million (US$24.0 million) of deposits due from us under the information service cooperation agreement relating to the same period, RMB161.3 million (US$23.5 million) in asset management service fees and other fees collected by us for Jimu Group during the same period and RMB230.0 million (US$33.5 million) due from us relating to our purchase of Jimu Micro Finance for that amount in March 2019. The second supplement further revised the principal amount of the loan as of May 31, 2019, to RMB154.6 million (US$22.5 million), representing an additional RMB58.6 million (US$8.5 million) of cash that we advanced to Jimu Group between May 1, 2019, and May 31, 2019, minus RMB2.5 million (US$0.4 million) of deposits due from us under the information service cooperation agreement relating to the same period and RMB31.1 million (US$4.5 million) in asset management service fees and other fees collected by us for Jimu Group during the same period. The second supplement also allows the offset of loan principal against the guarantee deposit payable by us from July 2019 through January 2020, and provided for repayment on a monthly basis over the 24 months from February 2020 through January 2022. The RMB cash advances as of December 31, 2018, were fully settled by the offset of RMB230 million (US$33.5 million) for the acquisition of Jimu Micro Finance and RMB64.9 million (US$9.4 million) of the guarantee deposit.

Consulting Service Agreement

We entered into a consulting service agreement with Jimu Group on January 1, 2017. Pursuant to the agreement, we are required to pay Jimu Group a fee for the provision of their consulting services. The consulting service agreement was supplemented on July 19, 2019. The supplement allows us to withhold consulting service fees payable in the amount equivalent to the outstanding amount due from Jimu Group under the abovementioned U.S. dollar-denominated loan in the event that Jimu Group fails to fully and timely repay the principal and interest as it falls due under that loan. The supplement also allows us to offset the consulting service fees payable against the outstanding amount due from Jimu Group under the abovementioned U.S. dollar-denominated loan upon Jimu Group’s failure to fully and timely repay the principal and interest due under that loan within 60 days after maturity. As of July 1, 2019, the amount of outstanding consulting service fee payable to Jimu Group was RMB13.0 million (US$1.9 million).

Strategic Cooperation Agreement

We entered into a strategic cooperation agreement with Jimu Group on December 31, 2017.  Pursuant to the agreement, we collect asset management fees on behalf of Jimu Group as part of a loan project referral program set up between us. The strategic cooperation agreement was supplemented on July 19, 2019. The supplement allows us to withhold asset management fees relating to loans made on or before December 31, 2018, collected in the amount equivalent to the outstanding amount due from Jimu Group under the abovementioned U.S. dollar-denominated loan in the event that Jimu Group fails to fully and timely repay the principal and interest as it falls due under that loan. The supplement also allows us to deduct the asset management fees collected against the outstanding amount due from Jimu Group under the abovementioned U.S. dollar-denominated loan upon Jimu Group’s failure to fully and timely repay the principal and interest due under that loan within 60 days after maturity and apply them to amounts due under the U.S. dollar-denominated loan agreement. We expect to collect approximately RMB133 million (US$19.3 million) in asset management fees on behalf of Jimu Group between July 1, 2019, and November 30, 2020.

Purchase of Jimu Micro Finance

In March 2019, we acquired 100% of the equity of Ganzhou Jimu Micro Finance Co., Ltd., or Jimu Micro Finance, from Jimu Group at a cost of RMB230 million (US$33.5 million). The purchase price was supported by a fairness opinion issued by a third-party valuer. Because Jimu Micro Finance holds a license to operate a small loan business, we believe that we can use this entity to develop and operate pilot programs for new service offerings to complement our existing services offerings. The addition of small loan services to our service scope will also allow us to further enhance our data collection capabilities and provide our partners and customers with more robust financial solutions going forward. Jimu Group subsequently used the proceeds that we paid for this acquisition to reduce the amount that would be due to us under the third of the three loan agreements described above under “—Cash Advances and Loan Agreements”.

Transactions with Jimu Group

Previously, both we and Jimu Group carried out our businesses under our predecessor, Jimu Holdings Limited, formerly known as Pintec Holdings Limited. The table below sets forth our transactions with Jimu Group for the period indicated:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Transactions
Cost and expenses allocated from Jimu Group	102,263	48,687	7,081
Service fee to Jimu Group for the peer-to-peer matching services for the funding debts	1,235	458	67
Allocated cost and expenses waived by Jimu Group	—	—	—
Service fees collected on behalf Jimu Group for which repayment is waived	—	—	—
Net cash advances from/ (to) Jimu Group	23,121	(441,491)	(64,212)
Cash repayment to Jimu Group	—	(23,121)	(3,363)
Loan proceeds from Jimu Group documented in loan agreements	29,270	12,711	1,849
Loan issued to Jimu Group documented in loan agreements and other financing transactions	—	(59,636)	(8,674)
Collection of loan issued to Jimu Group	—	52,169	7,588

As of December 31, 2016, we had RMB108.9 million due from Jimu Group and RMB162.8 million due to Jimu Group, as of December 31, 2017, RMB228.5 million due from Jimu Group and RMB385.0 million due to Jimu Group, and as of December 31, 2018, RMB475.4 million (US$69.1 million) due from Jimu Group and RMB89.5 million (US$13.0 million) due to Jimu Group.

Information Service Cooperation Agreement

We entered into an information service cooperation agreement with Jimu Group on July 19, 2019. Pursuant to the agreement, we are required to maintain a guarantee deposit with Jimu Group and reimburse Jimu Group for defaulted loans we have facilitated that are funded through Jimu Box, up to a cap. The guarantee deposit must be maintained at an amount equal to 12% of the average outstanding balance of loans we have facilitated that are funded through Jimu Box, excluding loans originated before 2019. The guarantee only covers those loans that are not recorded on our balance sheet. If the deposit falls below 12% at the end of any calculation period then we must deposit additional amounts with Jimu Group to raise it to 12%, and similarly, if the deposit exceeds 12% then Jimu must refund the excess to us. The cap on our reimbursement of Jimu Group for defaulted loans in any given month is 1.5% of the average aggregate balance of loans that (1) were facilitated by us, excluding loans originated before 2019, (2) were funded through Jimu Box and (3) were outstanding during the month in question, regardless of the vintage or tenor or due date of the loans. The average aggregate balance for the month in question is calculated as the outstanding balance at the beginning of the month plus the outstanding balance at the end of the month, divided by two. There is no catch-up or claw-back mechanism for months where the aggregate amount of defaulted loans is less than the cap on our reimbursement obligation. Our initial deposit under the information service cooperation agreement was RMB165.3 million (US$24.0 million), representing 12% of the loans which we had facilitated and which Jimu Group had funded since January 1, 2019 and which remained outstanding on April 30, 2019, excluding amounts that were in default. In lieu of paying the deposit in cash, we reduced the amount that would be due to us from Jimu Group under the Renminbi-denominated loan agreement described above under “—Cash Advances and Loan Agreements”. The arrangements under the information service cooperation agreement make the terms of Jimu Group’s business relationship with us more similar to the terms of its business relationship with its other partners than had previously been the case. Because we will be taking on some of the credit risk that Jimu Group had previously borne, we will also receive a larger share of the fees from borrowers than previously.

Transactions with BBAE Advisors LLC

BBAE Advisors LLC is an entity wholly owned by BBAE Holdings Limited. BBAE Holdings Limited shares a common director, Ms. Xiaomei Peng, with our company. BBAE Advisors LLC provides bridge loans to us for working capital purposes. As of December 31, 2016, 2017 and 2018, we had RMB163 thousand, RMB527 thousand and RMB721 thousand due to BBAE Advisors LLC, respectively.

Transactions with Beijing Liangduo Science and Technology Co., Ltd

We invested in Beijing Liangduo Science and Technology Co. Ltd. in May 2017 and hold an 18% equity interest in it. As of December 31, 2017 and 2018, we had RMB0.9 million and RMB4.3 million (US$0.6 million), respectively, due to Beijing Liangduo Science and Technology Co. Ltd. related to outsourced collection service fees.

Shareholder Loans

Minheng entered into a loan agreement in July 2018 with Xijin (Shanghai) Venture Capital Management Co., Ltd., which is the 100% owner of Cheer Fortune Investment Limited, a shareholder of ours. This loan has a principal amount of RMB70,000,000 (US$10,181,078), an annual interest rate of 10.3%, and a term of one year, and it may be prepaid by Minheng without penalty at any time. Minheng then entered into a second loan with the same lender on the same terms, also in July 2018, for an additional RMB120,000,000 (US$17,453,276). We used the proceeds of these loans, together with cash on hand, to repay the balance of the loan that we had borrowed from Ms. Xuan Zhang. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—B. Liquidity and Capital Resources.” In August 2018, Minheng and the lender entered into a supplementary agreement which changed the maturity date for both loans to December 31, 2018, and changed the interest rate for both loans, retroactive to the first date of each loan, to 0.6%. In December 2018, Minheng agreed with the lender to extend the maturity dates for both loans to May 15, 2019. In May 2019, we repaid the total amount of principal and interest to the lender.

Employment Agreements and Indemnification Agreements

See “Item 6—Directors, Senior Management and Employees—B. Compensation”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation”

C.            Interests of Experts and Counsel

Not applicable.

Item 8.                                 Financial Information

A.            Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, ADS holders will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.            Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.                                 The Offer and Listing

A.            Offering and Listing Details

Our ADSs, each representing seven Class A ordinary shares, have been listed on The Nasdaq Global Market under the symbol “PT” since October 24, 2018.

B.            Plan of Distribution

Not applicable.

C.            Markets

The ADSs have been listed on Nasdaq since October 24, 2018 under the symbol “PT.”

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.             Expenses of the Issue

Not applicable.

Item 10.                          Additional Information

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands, referred to as the Companies Law below. The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2018 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates. The objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•                  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•                  the date on which the name of any person was entered on the register as a member; and

•                  the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of our initial public offering, the register of members was updated to record and give effect to the issue of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.

If the name of any person is entered in or omitted from our register of members without sufficient cause, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Ordinary Shares.  Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class B ordinary share shall entitle the holder thereof to fifteen (15) votes on all matters subject to vote at our general meetings, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings. However, beginning from the earlier of (1) the date when Mr. Wei Wei, Mr. Jun Dong and Ms. Xiaomei Peng no longer beneficially own, on an aggregate basis, at least 40% of the total Class B ordinary shares that were issued and outstanding immediately prior to the completion of the initial public offering, as adjusted for share splits, share dividends, recapitalizations and the like, or (2) the seventh anniversary of October 29, 2018, each Class B ordinary share will entitle its holder to only one vote, rather than fifteen. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person other than our three core founders, Mr. Wei Wei, Mr. Jun Dong and Ms. Xiaomei Peng, or any entity which is not affiliated with any of the three core founders, such Class B ordinary shares are automatically and immediately converted into the same number of Class A ordinary shares. Each Class B ordinary share beneficially owned by any core founder is automatically converted into one Class A ordinary share, if at any time the core founder ceases to be a director or employee of our company or ceases to have the capability to make business decisions on behalf of our company due to health reasons.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or shareholders in general meeting (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business).

Voting Rights

Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each holder of Class B ordinary shares is entitled to fifteen votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

Travers Thorp Alberga, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Law and not inconsistent with common law. Travers Thorp Alberga has confirmed that the inclusion in our amended and restated memorandum and articles of association of provisions giving weighted voting rights to specific classes of shareholders generally or to specific classes of shareholders on specific resolutions is not prohibited by the Companies Law. Further, weighted voting provisions have been held to be valid as a matter of English common law and therefore it is expected that such would be upheld by a Cayman Islands court.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of shares;

•                  the instrument of transfer is properly stamped, if required;

•                  the ordinary shares transferred are free of any lien in favor of us;

•                  any fee related to the transfer has been paid to us; and

•                  in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of shares of that class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by the chairman or a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total voting power of the outstanding shares in our company.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any two or more shareholders holding shares representing in aggregate not less than one-third of the total voting rights in the paid up capital of our company, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our articles provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board.

Our shareholders may also appoint any person to be a director by way of ordinary resolution.

A director may be removed with or without cause by ordinary resolution.

Proceedings of Board of Directors

Our memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our memorandum and articles of association provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•                  increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                  sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•                  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•                  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  an exempted company’s register of members is not required to be open to inspection;

•                  an exempted company does not have to hold an annual general meeting;

•                  an exempted company may issue no par value, negotiable shares;

•                  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  an exempted company may register as a limited duration company; and

•                  an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Upon the effectiveness of the registration statement on Form F-1 in connection with our initial public offering, we became subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers.

C.            Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.            Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange.”

E.            Taxation

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by our company.

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the “de facto management body” as the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” Based on a review of the facts and circumstances, we do not believe that Pintec Technology Holdings Limited or any of our subsidiaries in the British Virgin Islands or Hong Kong should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law. If Pintec Technology Holdings Limited were to be considered a PRC resident enterprise, then PRC income tax at a rate of 10% would generally be applicable to any gain realized on the transfer of our ADSs or ordinary shares by investors that are “non-resident enterprises” of the PRC and to any interest or dividends payable by us to such investors. See “Item 3D. Key Information—Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), investors who own (directly, indirectly, or constructively) 10% or more of our stock by vote or value, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, U.S. expatriates or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those described below.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations (“Regulations”), in each case as in effect and available on the date hereof. All of the foregoing are subject to change (possibly on a retroactive basis), or differing interpretations, which could affect the U.S. federal income tax considerations described herein. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position with respect to any U.S. federal income tax considerations described below.

In addition, this discussion does not address the alternative minimum tax or Medicare net investment income tax, or any state, local or non-U.S. tax considerations (other than the discussion below relating to certain withholding rules and the U.S.-PRC income tax treaty (the “Treaty”)). U.S. Holders should consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the applicable Regulations.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) owns our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners should consult their tax advisors regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. For U.S. federal income tax purposes, a U.S. Holder of our ADSs will be treated as a beneficial owner of the underlying shares represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets.

In addition, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements.

We believe our income from and assets used in the installment-sale business are treated as passive under the PFIC provisions. Based on our current income and assets and the value of our ADSs, it is likely that we were classified as a PFIC for our taxable year ending December 31, 2018. Accordingly, U.S. Holders should consult their tax advisors regarding the advisability of making a mark-to-market election (as described below under “—Passive Foreign Investment Company Rules”). Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from our installment-sale business or other activities that produce passive income increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including any amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be reported as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs or ordinary shares, provided that certain conditions are satisfied, including that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the Treaty, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year, and (iii) certain holding period requirements are met. Our ADSs have been approved for listing on the Nasdaq Global Market, which is an established securities market in the United States, and we anticipate that our ADSs should qualify as readily tradable, although there can be no assurances in this regard. Because we do not expect our ordinary shares will be listed on an established securities market, we do not expect that the dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for such reduced tax rates, unless we are deemed to be a PRC resident enterprise (as described above) and are eligible for the benefits of the Treaty. Assuming we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income.

For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit on foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Taxable Disposition of our ADSs or Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC because we are deemed to be a PRC resident enterprise, and such gain is deemed to be U.S.-source gain, U.S. Holders may not be able to credit such tax against their U.S. federal income tax liability unless the U.S. Holder has other income from foreign sources in the appropriate category for purposes of the foreign tax credit rules. However, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat such gain as PRC-source gain. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns our ADSs or ordinary shares, and unless the U.S. Holder makes a “mark-to-market” election (as described below), the U.S. Holder will generally be subject to special tax rules that have a generally penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  amounts allocated to the current taxable year and any taxable years in a U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC will be taxable as ordinary income; and

•                  amounts allocated to each of the other taxable years will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries (including any variable interest entity or subsidiary thereof) is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder may not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If a company that is a PFIC provides certain information to U.S. investors, a U.S. investor can then avoid certain adverse tax consequences described above by making a “qualified electing fund” election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, because we do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election, such election will not be available to U.S. Holders.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the Nasdaq Global Market) or other market as defined in applicable Regulations (although a lower threshold applies for the quarter in which the initial public offering occurs). We believe that a U.S. Holder may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs remain listed on the Nasdaq Global Market and that our ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, such holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, such holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder would generally continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

A U.S. Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC may make a “deemed sale” election with respect to such ADSs or ordinary shares in a subsequent taxable year in which we are not classified as a PFIC. If a U.S. Holder makes a valid deemed sale election with respect to such ADSs or ordinary shares, such U.S. Holder will be treated as having sold all of its ADSs or ordinary shares for their fair market value on the last day of the last taxable year in which we were a PFIC and such ADSs or ordinary shares will no longer be treated as PFIC stock. A U.S. Holder will recognize gain (but not loss), which will be subject to tax as an “excess distribution” received on the last day of the last taxable year in which we were a PFIC. A U.S. Holder’s basis in the ADSs or ordinary shares would be increased to reflect gain recognized, and such U.S. Holder’s holding period, for purposes of the PFIC rules, would begin on the day after we ceased to be a PFIC. The deemed sale election is only relevant to U.S. Holders that hold our ADSs or ordinary shares during a taxable year in which we cease to be a PFIC. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of owning, and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making either a deemed sale or a mark-to-market election, and the unavailability of the qualified electing fund election.

If a U.S. Holder holds our ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, such U.S. Holder will generally be required to file IRS Form 8621.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). Penalties may be imposed for a failure to disclose such information.

U.S. Holders should consult their tax advisors regarding the application of any reporting requirements.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF AN INVESTMENT IN OUR ADSs OR ORDINARY SHARES.

F.             Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We previously filed our registration statement on Form F-1 (Registration No. 333-226188), as amended, including the prospectus contained therein, with the SEC to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed the registration statement on Form F-6 (Registration No. 333-227764) with the SEC to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish the Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                Subsidiary Information

Not applicable.

Item 11.                          Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and we have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

We do not expect rising or falling interest rates to have a material impact on our financial condition unless uncertainty about the direction and timing of interest rate changes materially affects the level of borrowing and lending activity in the economy. Our business is dependent upon the healthy functioning of the credit markets in China, and we cannot provide assurance that we will not be exposed to material risks in the event of a credit crisis or prolonged period of uncertainty in the credit markets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business may be affected by the condition of China’s credit market and competitive landscape of industries in which we operate.”

Item 12.                          Description of Securities Other Than Equity Securities

A.            Debt Securities

Not applicable.

B.            Warrants and Rights

Not applicable.

C.            Other Securities

Not applicable.

D.            American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver American Depositary shares, also referred to as ADSs. Each ADS will represent seven ordinary shares (or a right to receive seven ordinary shares) deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2018, we received approximately US$1.1 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-226188) for our initial public offering of 3,725,000 ADSs representing 26,075,000 of our Class A ordinary shares. Goldman Sachs (Asia) L.L.C., Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. were the representatives of the underwriters.

We raised approximately US$40.7 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ partial exercise of their over-allotment option. For the period from October 24, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we have used approximately US$25 million of net proceeds from our initial public offering, including US$4.3 million to repay shareholder loans from Xijin (Shanghai) Venture Capital Management Co., Ltd. and US$15 million for general corporate purposes.

As disclosed in our registration statement on Form F-1, we intend to use the proceeds from our initial public offering for (i) general corporate purposes, including investment in product development, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters, and (ii) acquisition of, or investment in, technologies, solutions or business that complement our business.

Item 15.                          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Prior to our initial public offering in October 2018, we were a private company with limited accounting personnel and other resources with which to address our internal controls. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements as of and for the year ended December 31, 2018, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

One material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

We have implemented and plan to implement a number of measures to address this material weakness:

•                  we are in the process of establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues;

•                  we are upgrading our financial software to improve visibility of data, journal entries and closing and reporting process controls;

•                  we are continuing to further expedite and streamline our reporting process and develop our U.S. GAAP and SEC reporting process to allow early detection, prevention and resolution of potential financial reporting and U.S. GAAP issues, and have established an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements;

•                  we intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses; and

•                  we also intend to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework.

A second material weakness that has been identified relates to our lack of effective controls over the provision of cash advances outside the normal course of business to Jimu Group, our related party. We and Jimu Group have a high degree of overlap in shareholding, and we and Jimu Group’s holding company share three board members. Jimu Group is also our largest single funding partner. For description of the cash advances provided to Jimu Group, see “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group—Cash Advances and Loan Agreements.” This material weakness includes the lack of effective controls in the following areas:

•                  setting of authorization levels for review and preapproval of the business rationale,  nature, extent and terms of cash advances to Jimu Group by our board of directors;

•                  agreement on and documentation of the terms of the cash advances including repayment terms and interest rate prior to the provision or extension of the advances;

•      formal procedures to ensure authorization and approval of such advances by our audit committee prior to the provision or extension of the advances, as required under the charter of our audit committee;

•      review for appropriate authorization of the transaction in accordance with our authorization limits (including board of director and audit committee approvals) and whether amounts including cumulative amounts of transactions are within the limits approved by the board and audit committee prior to provision or extension of the advances; and

•                  periodic assessment of the recoverability of the advances to determine if an allowance for doubtful accounts is necessary.

This material weakness resulted in significant outstanding balances due from Jimu Group at the year end with unclear terms, which presented significant challenges for the Company in assessing the recoverability of the outstanding balance for period end financial reporting purposes.

We are implementing a number of measures to address this material weakness:

•                  we are setting the authorization levels for review and preapproval of the business rationale, nature, extent and terms of cash advances to Jimu Group by our management, audit committee and board of directors, and we are establishing procedures for our audit committee to review and classify transactions;

•                  we are establishing increased approval procedures for the agreement on and documentation of the terms of cash advances, including repayment terms and interest rates, to ensure that the transactions with Jimu Group are in compliance;

•                  we are establishing formal procedures to ensure that amounts exceeding the preapproved threshold for routine transactions with Jimu Group are properly reported and filed, and amounts for non-routine transactions with Jimu Group are submitted for appropriate level review;

•                  we are establishing proper procedures to ensure that matters are timely submitted for audit committee review and necessary approvals are obtained;

•                  we are designing and implementing procedures to identify any potential conflicts of interests or related party relationships; and

•                  we are establishing proper control procedures to assess and review the recoverability of the advances extended each reporting period end and to account for the measurement of the related financial statement line items at each reporting date with appropriate review.

A third material weakness that has been identified relates to our lack of effective controls over a non-routine loan financing transaction with a third-party entity, Plutux Labs. We made an unsecured loan of US$20 million at 10.5% annual interest to Plutux Labs in 2018. In May 2019, Plutux Labs repaid all of the principal and part of the interest due. This material weakness includes the lack of effective controls in the following areas:

•                  exercising due diligence on the third party entity prior to making the loan to determine and document the existence of, the ownership of, and the business nature of the entity;

•                  assessing the credit worthiness of the third party entity before entering into the loan arrangement; and

•                  periodically assessing the recoverability of the outstanding loan to determine if an allowance for doubtful accounts is necessary.

We plan to implement a number of measures to address this material weakness:

•                  we are establishing due diligence procedures for non-routine loan advance transactions to confirm, at a minimum, whether the borrower is duly organized, who its owners are, and what kind of business it operates;

•                  we are establishing pre-lending credit assessment procedures for non-routine loan advance transactions to ascertain, at a minimum, the financial position of the borrower, the availability of any guarantee of the loan, and the existence of any collateral with a reasonable amount of value; and

•                  we are establishing proper control procedures to assess and review the recoverability of the loans originated from non-routine transactions at each reporting period end and to account for the measurement of the related financial statement line items at each reporting date with appropriate review.

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. As we were a privately owned company prior to this initial public offering, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                 Audit Committee Financial Expert

Our board of directors has determined that Mr. Jimin Zhuo, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B.                 Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in July 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.pintec.com.

Item 16C.      Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2017	2018
	(in US$ thousands)
Audit fees (1)	1,165	1,819
Audit-related fees (2)	—	153
Tax fees (3)	160	100
All other fees (4)	73	87

(1)         “Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. In 2018, the audit refers to financial statement audit and assurance services rendered in connection with our IPO in 2018 and 2018 financial statement audit.

(2)         “Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed for permissible services to review and comment on the design of internal control over financial reporting rendered by our principal auditors.

(3)         “Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

(4)         “All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in footnotes (1) through (3).

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, tax services and other services as described above.

Item 16D.                 Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.                  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we rely on the home country exemption from the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market with respect to Rule 5605(a)(2)(F) in our determination that Mr. Jimin Zhuo may serve as an independent director on our board of directors. Rule 5605(a)(2)(F) states that a director who is, or has a family member who is, a current partner of the issuer’s outside auditor is not considered independent. Mr. Zhuo has a family member who is a current partner at PricewaterhouseCoopers Zhong Tian LLP. This family member is not involved in the audit of our company or in any of the services that PricewaterhouseCoopers Zhong Tian LLP provides to our company.

To the extent that we rely on the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H.                Mine Safety Disclosure

Not applicable.

PART III

Item 17.                          Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.                          Financial Statements

The consolidated financial statements of Pintec Technology Holdings Limited, its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

Item 19.                          Exhibits

Exhibit Number	Description of Document
1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

2.3

Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.1

2017 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file no. 333-226188) filed with the Securities and Exchange Commission on July 16, 2018)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.4

English translation of Exclusive Business Cooperation Agreement between Sky City (Beijing) Technology Co., Ltd. and Anquying (Tianjin) Business Information Consulting Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.5

English translation of Exclusive Option Agreement among Sky City (Beijing) Technology Co., Ltd., Anquying (Tianjin) Business Information Consulting Co., Ltd. and shareholders of Anquying (Tianjin) Business Information Consulting Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.6

English translation of Equity Pledge Agreement among Sky City (Beijing) Technology Co., Ltd., Anquying (Tianjin) Business Information Consulting Co., Ltd. and shareholders of Anquying (Tianjin) Business Information Consulting Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

Exhibit Number	Description of Document
4.7

English translation of the Power of Attorney by the shareholders of Anquying (Tianjin) Business Information Consulting Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.8

English translation of Exclusive Business Cooperation Agreement between Pintec (Beijing) Technology Co., Ltd. and Xuanji Intelligence (Beijing) Technology Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.9

English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Xuanji Intelligence (Beijing) Technology Co., Ltd. and shareholders of Xuanji Intelligence (Beijing) Technology Co., Ltd.. dated December 13, 2017 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.10

English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Xuanji Intelligence (Beijing) Technology Co., Ltd. and shareholders of Xuanji Intelligence (Beijing) Technology Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.11

English translation of the Power of Attorney by the shareholders of Xuanji Intelligence (Beijing) Technology Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.12

English translation of Exclusive Business Cooperation Agreement between Pintec (Beijing) Technology Co., Ltd. and Pintec Jinke (Beijing) Technology Information Co., Ltd. (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.13

English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.14

English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.15

English translation of the Power of Attorney by the shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.16

English translation of Exclusive Business Cooperation Agreement between Pintec (Beijing) Technology Co., Ltd. and Beijing Hongdian Fund Distributor Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

Exhibit Number	Description of Document
4.17

English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.18

English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.19

English translation of the Power of Attorney by the shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.20

English translation of “Jiequhua” Business Cooperation Agreement by and among Tianjin Quna Internet Finance Information Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated April 3, 2018 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.21

English translation of “Naquhua” Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated December 25, 2017 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.22

English translation of Supplemental Agreement (I) to Naquhua Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated February 2, 2018 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.23

English translation of Supplemental Agreement (III) to Naquhua Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated May 1, 2018 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.24

Lerong Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Beijing Lerong Duoyuan Information Technology Co., Ltd. dated August 30, 2016 (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.25

Master Transaction Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.25 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.26

Restructuring Agreement by and among Pintec Holdings Limited and Shareholders, dated December 1, 2017 (incorporated by reference to Exhibit 10.26 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

Exhibit Number	Description of Document
4.27

Cooperation Framework Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.27 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.28

Non-Competition Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.28 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.29

Intellectual Property License Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.29 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.30

Loan agreement between Shenzhen Qianhai Minheng Commericial Factoring Co., Ltd. and Xuan Zhang dated as of January 22, 2018, and amended as of March 9, 2018 (incorporated by reference to Exhibit 10.30 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.31	2018 Share Incentive Plan

4.32

Loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xijin (Shanghai) Venture Capital Management Co., Ltd. dated as of July 14, 2018 (incorporated by reference to Exhibit 10.32 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.33

Loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xijin (Shanghai) Venture Capital Management Co., Ltd. dated as of July 25, 2018 (incorporated by reference to Exhibit 10.33 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.34

Supplementary Agreement to loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xijin (Shanghai) Venture Capital Management Co., Ltd. dated as of August 21, 2018 (incorporated by reference to Exhibit 10.34 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.35*

English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019

4.36*

English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019

4.37*	English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Hongdian Fund Distributor Co., Ltd., dated January 23, 2019

4.38*	English translation of the Power of Attorney by Beijing Xinshun Dingye Technology Co., Ltd., a shareholder of Beijing Hongdian Fund Distributor Co., Ltd., dated January 23, 2019

4.39*

English translation of Termination Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and Wei Hu, a shareholder of Beijing Hongdian Fund Distributor Co., Ltd., dated January 23, 2019

Exhibit Number	Description of Document
4.40*

English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated January 30, 2019

4.41*

English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated January 30, 2019

4.42*	English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated January 30, 2019

4.43*	English translation of the Power of Attorney by Yudong Zheng, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated January 30, 2019

4.44*

English translation of Termination Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and the shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated January 30, 2019

4.45*

English translation of Supplementary Agreement 2 to loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xijin (Shanghai) Venture Capital Management Co., Ltd. dated as of December 31, 2018

4.46*

English translation of Ganzhou Jimu Micro Finance Co., Ltd. Purchase Agreement between Lerong Duoyuan (Beijing) Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd., dated as of March 18, 2019

4.47*

English translation of Loan Agreement among Shanghai Anquying Technology Co., Ltd., Beijing LeRong Duoyuan Information Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd., Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd., Pintec (Beijing) Technology Co., Ltd., Lerong Duoyuan (Beijing) Science and Technology Co., Ltd. and Jianianhua (Tianjin) Information Technology Co., Ltd. dated July 19, 2019

4.48*

English translation of Supplementary Agreement 1 to loan agreement among Shanghai Anquying Technology Co., Ltd., Beijing LeRong Duoyuan Information Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated July 19, 2019

4.49*

English translation of Supplementary Agreement 2 to loan agreement among Shanghai Anquying Technology Co., Ltd., Beijing LeRong Duoyuan Information Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated July 19, 2019

4.50*	English translation of Loan Agreement among the Registrant, Jimu Holdings Limited, Next Hop Holdings Limited, Next Hop HongKong Limited and Sky City HongKong Limited dated July 19, 2019

4.51*	English translation of Supplementary Agreement to loan agreement between the Registrant and Jimu Holdings Limited dated July 19, 2019

4.52*

English translation of Information Service Cooperation Agreement among Beijing LeRong Duoyuan Information Technology Co., Ltd., Lerong Duoyuan (Beijing) Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated July 19, 2019

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Shihui Partners

15.2*	Consent of Travers Thorp Alberga

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

**          Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pintec Technology Holdings Limited

	By:	/s/ Wei Wei
		Name:	Wei Wei
		Title:	Chief Executive Officer and Director

Date: July 30, 2019

Pintec Technology Holdings Limited

Report of lndependent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pintec Technology Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pintec Technology Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive (loss)/income, of changes in invested (deficit)/shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Significant Transactions with Related Parties and Subsequent Events

As discussed in Note 21 “Related party transactions” to the consolidated financial statements, the Company has entered into significant transactions with Jimu Group, a related party. Also as discussed in Note 25 “Subsequent events” to the consolidated financial statements, subsequent to December 31, 2018, the Company has entered into certain agreements with Jimu Group to establish the repayment plan for the outstanding US Dollar denominated and RMB denominated cash advances that the Company extended to Jimu Group as discussed in Note 21.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

July 30, 2019

We have served as the Company’s auditor since 2017.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(RMB in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$ Note 2 (e)
ASSETS
Current assets:
Cash and cash equivalents	370,891	457,442	66,532
Restricted time deposits	5,000	252,599	36,739
Short-term investments	2,000	—	—
Short-term financing receivables, net	1,506,179	742,117	107,936
Accrued interest receivable, net	7,637	11,052	1,607
Accounts receivable, net	36,556	47,652	6,931
Prepayments and other current assets	68,903	229,008	33,308
Amounts due from related parties	229,026	475,426	69,148
Total current assets	2,226,192	2,215,296	322,201
Non-current assets:
Long-term financing receivables, net	178,627	18,882	2,746
Long-term investments	6,439	58,038	8,441
Deferred tax assets	—	36,901	5,367
Property, equipment and software, net	6,647	7,806	1,135
Intangible assets, net	7,212	5,423	789
Goodwill	25,680	25,680	3,735
Total non-current assets	224,605	152,730	22,213
TOTAL ASSETS	2,450,797	2,368,026	344,414

LIABILITIES
Current liabilities:
Short-term borrowings (including amounts of the consolidated VIEs of RMB nil and RMB220,000, respectively)	—	220,000	31,998
Short-term funding debts (including amounts of the consolidated VIEs of RMB1,220,884 and RMB679,957, respectively)	1,220,884	679,957	98,896
Accrued interest payable (including amounts of the consolidated VIEs of RMB7,174 and RMB15,021, respectively)	7,174	15,021	2,185
Accounts payable (including amounts of the consolidated VIEs of RMB42,985 and RMB37,691, respectively)	43,043	38,850	5,648
Amounts due to related parties (including amounts of the consolidated VIEs of RMB344,028 and RMB80,713, respectively)	375,369	96,596	14,050
Tax payable (including amounts of the consolidated VIEs of RMB21,327 and RMB51,633 respectively)	22,386	57,081	8,302
Convertible loans (including amounts of the consolidated VIEs of RMB nil and RMB nil, respectively)	242,273	—	—
Financial guarantee liabilities (including amounts of the consolidated VIEs of RMB nil and RMB15,537, respectively)	—	15,537	2,260
Accrued expenses and other liabilities (including amounts of the consolidated VIEs of RMB81,180 and RMB123,624, respectively)	112,189	157,462	22,902
Total current liabilities	2,023,318	1,280,504	186,241
Non-current liabilities:
Long-term funding debts (including amounts of the consolidated VIEs of RMB 469,733, and RMB21,498, respectively)	469,733	21,498	3,127
Other non-current liabilities (including amounts of the consolidated VIEs of RMB nil and RMB nil, respectively)	8,821	8,748	1,272
Amounts due to related parties (including amounts of the consolidated VIEs of RMB 11,120 and RMB nil, respectively)	11,120	—	—
Total non-current liabilities	489,674	30,246	4,399
TOTAL LIABILITIES	2,512,992	1,310,750	190,640
Commitments and contingencies (Note 24)
INVESTED (DEFICIT)/SHAREHOLDERS’ EQUITY
Parent company’s investment deficit	(62,195)	—	—
Class A Ordinary Shares (US$ 0.000125 par value per share; non authorized issued and outstanding as of December 31, 2017; 348,217,505 shares authorized; 213,811,958 shares issued and outstanding as of December 31, 2018)	—	185	27
Class B Ordinary Shares (US$ 0.000125 par value per share, non authorized issued and outstanding as of December 31, 2017; 51,782,495 shares authorized; 51,782,495 shares issued and outstanding as of December 31, 2018)	—	43	6
Additional paid-in capital	—	1,896,993	275,906
Statutory reserves	—	1,739	253
Accumulated other comprehensive income	—	31,014	4,511
Accumulated deficit	—	(872,698)	(126,929)
TOTAL INVESTED (DEFICIT)/SHAREHOLDERS’ EQUITY	(62,195)	1,057,276	153,774
TOTAL LIABILITIES AND INVESTED (DEFICIT)/SHAREHOLDERS’ EQUITY	2,450,797	2,368,026	344,414

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(RMB in thousands, except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ Note 2 (e)
Revenues:
Technical service fees	34,171	425,311	746,768	108,613
Installment service fees	16,394	139,862	291,077	42,335
Wealth management service fees and others	4,309	3,547	14,796	2,152
Total revenues	54,874	568,720	1,052,641	153,100
Cost of revenues:
Funding cost (including RMB1,120, RMB1,235 and RMB458 to a related party, respectively)	(16,643)	(78,831)	(161,384)	(23,472)
Provision for credit losses	(16,124)	(115,920)	(70,411)	(10,241)
Origination and servicing cost (including RMB2,732, RMB2,720 and RMB580 to a related party, respectively)	(27,087)	(177,662)	(323,342)	(47,028)
Cost of revenues	(59,854)	(372,413)	(555,137)	(80,741)
Gross (loss)/profit	(4,980)	196,307	497,504	72,359
Operating expenses:
Sales and marketing expenses (including RMB35,444, RMB18,215 and RMB4,916 to a related party, respectively)	(72,010)	(72,076)	(99,671)	(14,496)
General and administrative expenses (including RMB60,623, RMB45,533 and RMB33,692 to a related party, respectively)	(72,849)	(106,323)	(312,979)	(45,521)
Research and development expenses (including RMB40,975, RMB35,795 and RMB9,499 to a related party, respectively)	(51,172)	(71,517)	(94,989)	(13,816)
Total operating expenses	(196,031)	(249,916)	(507,639)	(73,833)
Operating loss	(201,011)	(53,609)	(10,135)	(1,474)
Change in fair value of convertible loans	—	(7,042)	(9,552)	(1,389)
Share of loss from equity method investments	—	(2,455)	(2,652)	(386)
Impairment from long-term investments	—	(2,000)	—	—
Other income/(loss), net	684	(1,238)	8,822	1,283
Gain from financial guarantee liabilities	—	—	21,397	3,112
(Loss)/income before income tax expense	(200,327)	(66,344)	7,880	1,146
Income tax expense	(167)	(18,516)	(5,709)	(831)
Net (loss)/income	(200,494)	(84,860)	2,171	315
Other comprehensive income:
Foreign currency translation adjustments, net of nil tax	—	841	30,173	4,388
Total other comprehensive income	—	841	30,173	4,388
Total comprehensive (loss)/income	(200,494)	(84,019)	32,344	4,703
Pro forma net loss per ordinary share (unaudited)
Basic	(4.23)	(2.07)	(0.72)	(0.10)
Diluted	(4.23)	(2.07)	(0.72)	(0.10)
Pro forma weighted average number of ordinary shares outstanding (unaudited)
Basic	57,297,427	62,875,631	103,995,794	103,995,794
Diluted	57,297,427	62,875,631	103,995,794	103,995,794
Share-based compensation expenses included in
Cost of revenues	(27)	(27)	(337)	(49)
Sales and marketing expenses	(1,986)	(2,470)	(10,236)	(1,489)
General and administrative expenses	(21,524)	(25,263)	(102,012)	(14,837)
Research and development expenses	(2,128)	(3,258)	(18,675)	(2,716)

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN INVESTED (DEFICIT)/ SHAREHOLDERS’ EQUITY

(RMB in thousands, except for share data and per share data, or otherwise noted)

	Pre-IPO Class A Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Statutory Reserve	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Parent Company’s Investment Deficit	Total Invested (Deficit)/ Shareholders’ Equity
	Share	Amount	Share	Amount	Share	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2015	—	—	—	—	—	—	—	—	—	—	10,567	10,567
Parent company contribution	—	—	—	—	—	—	—	—	—	—	155,057	155,057
Share-based compensation expenses allocated from Jimu Parent	—	—	—	—	—	—	—	—	—	—	25,665	25,665
Net loss	—	—	—	—	—	—	—	—	—	—	(200,494)	(200,494)
As of December 31, 2016	—	—	—	—	—	—	—	—	—	—	(9,205)	(9,205)
Contribution from shareholders	—	—	—	—	—	—	—	—	—	—	11	11
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	—	—	841	841
Share-based compensation expenses allocated from Jimu Parent	—	—	—	—	—	—	—	—	—	—	31,018	31,018
Net loss	—	—	—	—	—	—	—	—	—	—	(84,860)	(84,860)
As of December 31, 2017	—	—	—	—	—	—	—	—	—	—	(62,195)	(62,195)
Completion of reorganization	72,000,000	59	—	—	—	—	—	113,110	841	(873,130)	62,195	(696,925)
Issuance of Pre-IPO Class A Ordinary Shares to an existing shareholder	—	—	14,204	1	—	—	—	—	—	—	—	1
Share issuance upon initial public offering and followed offering, net of issuance costs	—	—	29,456,490	25	—	—	—	280,448	—	—	—	280,473
Share issuance upon conversion and redesignation of Pre-IPO Preferred Shares into Class A Ordinary Shares	—	—	164,664,569	144	—	—	—	1,437,530	—	—	—	1,437,674
Repurchase of Class A Ordinary Shares	(540,810)	(1)	—	—	—	—	—	—	—	—	—	(1)
Share issuance upon the redesignation of Pre-IPO Class A Ordinary Shares into Class A and Class B Ordinary Shares	(71,459,190)	(58)	19,676,695	15	51,782,495	43	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	2,171	—	2,171
Pre-IPO Preferred Shares redemption value accretion	—	—	—	—	—	—	—	(65,355)	—	—	—	(65,355)
Appropriation to statutory reserve	—	—	—	—	—	—	1,739	—	—	(1,739)	—	—
Share-based awards to employee of the Group	—	—	—	—	—	—	—	131,260	—	—	—	131,260
Share-based awards to employee of Jimu Parent	—	—	—	—	—	—	—	28,914	—	—	—	28,914
Deemed dividend to Jimu Parent in connection with the share-based awards to employee of Jimu Parent	—	—	—	—	—	—	—	(28,914)	—	—	—	(28,914)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	30,173	—	—	30,173
As of December 31, 2018	—	—	213,811,958	185	51,782,495	43	1,739	1,896,993	31,014	(872,698)	—	1,057,276

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB in thousands, except for share data and per share data, or otherwise noted)

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ Note (e)
Cash flows from operating activities:
Net (loss)/income	(200,494)	(84,860)	2,171	315
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Depreciation and amortization	2,948	4,079	4,701	684
Gain on fair value change on previously held equity interest (Note 4)	(394)	—	—	—
Share-based compensation expenses	25,665	31,018	131,260	19,091
Provision for doubtful accounts and credit losses	17,275	132,510	178,438	25,953
Change in fair value of convertible loans	—	7,042	9,552	1,389
Gain from financial guarantee liabilities	—	—	(21,397)	(3,112)
Share of loss from equity-method investments	—	2,455	2,652	386
Change in fair value of short-term investments	—	—	315	46
Impairment from long-term investments	—	2,000	—	—
Changes in operating assets and liabilities:
Accounts receivable	(7,836)	(45,958)	(119,123)	(17,326)
Amounts due from related parties	(3,778)	(42,119)	36,036	5,241
Prepayments and other current assets	(11,822)	(50,881)	(22,840)	(3,322)
Deferred tax assets	—	—	(36,901)	(5,367)
Accrued interest receivable	(1,450)	(9,022)	(8,461)	(1,231)
Accounts payable	784	36,139	(4,193)	(610)
Amounts due to related parties	42,611	92,431	(94,812)	(13,789)
Accrued interest payable	369	5,941	7,847	1,141
Tax payable	1,731	20,442	34,695	5,046
Financial guarantee liabilities	—	—	36,934	5,372
Accrued expenses and other liabilities	11,325	96,221	(28,565)	(4,153)

Net cash (used in)/provided by operating activities	(123,066)	197,438	108,309	15,754

Cash flows from investing activities:
Purchase of property, equipment and software	(1,296)	(2,238)	(4,071)	(592)
Financing receivables facilitated	(1,918,955)	(7,109,958)	(3,853,780)	(560,509)
Principal collection on financing receivables	1,811,763	5,671,423	4,712,223	685,364
Loan issued to a third party (Note 8)	—	—	(137,264)	(19,964)
Net cash advances to Jimu Group	—	—	(441,491)	(64,212)
Loans issued to Jimu Group and other financing transactions	—	—	(59,636)	(8,674)
Collection of loan issued to Jimu Group	—	—	52,169	7,588
Purchase of short-term investments	—	(2,000)	—	—
Proceeds from short-term investments	—	—	1,685	245
Purchase of long-term investments	—	(2,000)	(19,259)	(2,801)
Cash acquired due to acquisition of Shenzhen Minheng (Note 4)	310	—	—	—

Net cash (used in)/provided by investing activities	(108,178)	(1,444,773)	250,576	36,445

Cash flows from financing activities:
Proceeds from issuance of Pre-IPO Preferred Shares	—	—	410,286	59,674
Proceeds from initial public offering and followed offering, net of issuance cost	—	—	316,451	46,026
Proceeds from short-term borrowings	—	—	288,141	41,908
Repayment of short-term borrowings	—	—	(68,141)	(9,911)
Cash received from third parties (Note 8)	—	—	514,000	74,758
Cash repayment to third parties (Note 8)	—	—	(514,000)	(74,758)
Net cash advances from Jimu Group	29,790	23,121	—	—
Cash repayment to Jimu Group	—	—	(23,121)	(3,363)
Contribution from Jimu Group and shareholders	155,057	11	—	—
Loan proceeds from Jimu Group	—	29,270	12,711	1,848
Repayment of loans to Jimu Group	—	—	(18,150)	(2,640)
Loan proceeds from a Shareholder (Note 2 1(d))	—	—	151,000	21,962
Repayment of loan to a Shareholder (Note 2 1(d))	—	—	(29,313)	(4,263)
Proceeds from funding debts	1,737,966	6,842,534	3,235,901	470,642
Principal payments on funding debts	(1,666,113)	(5,534,199)	(4,346,749)	(632,208)
Proceeds from issuance of convertible loans	—	235,231	21,730	3,160

Net cash provided by/(used in) by financing activities	256,700	1,595,968	(49,254)	(7,165)

Effect of exchange rate changes on cash, cash equivalents and restricted time deposits	—	(34)	24,519	3,566

Net increase in cash, cash equivalents and restricted time deposits	25,456	348,599	334,150	48,600
Cash, cash equivalents and restricted time deposits at beginning of the year	1,836	27,292	375,891	54,671
Including:
Cash and cash equivalents at beginning of the year	1,836	27,292	370,891	53,944
Restricted time deposits at beginning of the year	—	—	5,000	727
Cash, cash equivalents and restricted time deposits at end of the year	27,292	375,891	710,041	103,271
Including:
Cash and cash equivalents at end of the year	27,292	370,891	457,442	66,532
Restricted time deposits at end of the year	—	5,000	252,599	36,739

Supplemental disclosure of cash flow information
Cash paid for interest and funding cost	14,473	69,328	160,666	23,367
Cash paid for the acquisition of Shenzhen Minheng by Jimu Parent on behalf of the Company	1,000	—	—	—
Cash paid for income tax expense	—	9,971	18,248	2,654
Non-cash financing activities
Pre-IPO Preferred Shares redemption value accretion	—	—	65,355	9,505
Conversion of convertible loans into Pre-IPO Preferred Shares	—	—	264,003	38,398
Redesignation of Pre-IPO Preferred Shares into Class A Ordinary Shares	—	—	1,437,674	209,101

Non-cash investing activities
Payables related to long-term investments	—	—	(35,000)	(5,091)

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1. Organization and principal activities

(a)   Nature of operations

Pintec Technology Holdings Limited (the “Company” or “Pintec”) was incorporated in the Cayman Islands on March 2, 2017 as an exempted company with limited liability. The Company (and its predecessor prior to the reorganization) through its subsidiaries, and its variable interest entities (“VIEs”) (collectively, the “Group”) is principally engaged in the operation of an online technology platform enabling financial services (the “Pintec Business”) in the People’s Republic of China (the “PRC” or “China”). The financial services enabled by the Company’s technology platform include: (i) a lending solution for borrowers to originate loans, (ii) a lending solution for borrowers who want to finance online purchases and (iii) a wealth management solution and insurance solution for asset management companies and insurance companies respectively to facilitate the sales of their products. (See Note 2(s) for details of the lending solutions, wealth management solution and insurance solution)

(b)   Reorganization

The Pintec Business commenced operations in June 2015 as a business unit within Jimu Holdings Limited (the “Parent Company” or “Jimu Parent” formerly known as Pintec Holdings Limited), which is a British Virgin Islands (“BVI”) holding company. The Company was established in connection with a group reorganization (the “Reorganization”) of Jimu Parent. As part of the Reorganization, the Pintec Business was transferred to the Group as of March 31, 2018. The Reorganization was approved by the Board of Directors and a restructuring framework agreement was entered into by the Group, Jimu Parent and the shareholders of Jimu Parent in December 2017.

To effect the transfer of the Pintec Business to the Group, the following major steps were undertaken:

•             Pintec, the holding company for the Group, was set up by one of the founding shareholders of Jimu Parent, (one of the “Founders”).

•             In April 2017, four dormant holding companies of Jimu Parent which were incorporated in BVI or Hong Kong were transferred to Pintec at par value along with two newly established subsidiaries incorporated in China.

•             In May 2017, Pintec issued common shares at par value to Jimu Parent common shareholders for the respective number of shares that they held in Jimu Parent, subject to the receipt of the share issuance price from the shareholders.

•             In December, 2017, Pintec issued preferred shares at par value to Jimu Parent preferred shareholders for the respective number of shares that they held in Jimu Parent, subject to the receipt of the share issuance price from the shareholders.

•             In December, 2017, the Pintec Business was starting to be transferred to the Group. This was done by (1) signing agreements over four variable interest entities which were dormant or were used for the operations of the Pintec Business. These four variable interest entities, together with their five wholly owned subsidiaries, operate the Pintec Business (See Note 1 (c) for details of these agreements), and (2) transferring certain other assets and employees from Jimu Parent’s subsidiaries and variable interest entities to the Group.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

1. Organization and principal activities (Continued)

•             In December 2017, options of the Company were issued in connection with the Reorganization to mirror the number and vesting terms of the options originally granted by Jimu Parent. These options have an expiration period of 10 years.

•             In March 2018, the issuance price of the common shares and preferred shares of the Company, which were outstanding as of December 31, 2017 were fully paid by shareholders, based on the respective number of shares that common and preferred shareholders that they held in Pintec. Also the transfer of the key employees from Jimu Parent’s subsidiaries and variable interest entities to the Group was completed in March 2018.

Establishment of Pintec, its subsidiaries and VIEs

As of December 31, 2018, the Company’s principal subsidiaries, consolidated VIEs and subsidiaries of VIEs are as follows.

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
The Company:
Pintec Technology Holdings Limited (“Pintec”)	March 2, 2017	The Cayman Islands		Investment holding
Wholly owned subsidiaries:
Sky City Holdings Limited (“Sky City BVI”)	June 23, 2016	BVI	100%	Investment holding
Sky City Hong Kong Limited (“Sky City HK”)	August 17, 2016	Hong Kong	100%	Investment holding
Sky City (Beijing) Technology Co., Ltd. (“Sky City WFOE”)	December 22, 2016	The PRC	100%	Investment holding
Next Hop Holdings Limited (“Next Hop BVI”)	January 4, 2016	BVI	100%	Investment holding
Next Hop Hong Kong Limited (“Next Hop HK”)	January 20, 2016	Hong Kong	100%	Investment holding
Pintec (Beijing) Technology Co., Ltd (“Pintec Beijing WFOE”)	December 21, 2016	The PRC	100%	Investment holding
Anxunying (Tianjin) Commercial Factoring Co., Ltd. (“Anxunying Tianjin”)	December 3, 2018	The PRC	100%	Lending solution business
Pintec Solutions Pte. Ltd. (“Pintec Solutions”)	December 21, 2018	Singapore	100%	Lending solution business
Pintec (Ganzhou) Technology Co.,Ltd (“Pintec Ganzhou”)	December 24, 2018	The PRC	100%	Lending solution business
VIEs and VIEs’ subsidiaries (referred to as “Pintec Operating Entities”):
Anquying (Tianjin) Technology Co., Ltd. (“Tianjin Anquying”)	January 29, 2016	The PRC	100%	Lending solution business
Shanghai Anquying Technology Co., Ltd. (“Shanghai Anquying”)	November 16, 2015	The PRC	100%	Lending solution business
Ganzhou Dumiao Intelligence Technology Co., Ltd (formerly known as Anquying (Ganzhou) Technology Co., Ltd.) (“Ganzhou Anquying”)	May 27, 2017	The PRC	100%	Lending solution business

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

1. Organization and principal activities (Continued)

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. (“Shenzhen Minheng”)	June 30, 2016	The PRC	100%	Lending solution business
Beijing Hongdian Fund Distributor Co., Ltd. (“Beijing Hongdian”)	April 13, 2015	The PRC	100%	Wealth management solution business
Xuanji Intelligence (Beijing) Technology Co., Ltd. (“Beijing Xuanji”)	May 31, 2016	The PRC	100%	Wealth management solution business
Tianjin Xiangmu Asset Management Co., Ltd. (“Tianjin Xiangmu”)	June 18, 2015	The PRC	100%	Wealth management solution business
Pintec Jinke (Beijing) Technology Information Co., Ltd., (formerly known as Hezi (Beijing) Consultants Co., Ltd) (“Beijing Jinke”)	January 3, 2017	The PRC	100%	Wealth management solution business
Myfin Insurance Broker Co., Ltd (“Myfin Insurance”)	December 17, 2015	The PRC	100%	Insurance solution business

Basis of Presentation for the Reorganization

The Reorganization consists of transferring the Pintec Business to the Group, which is owned by Jimu Parent’s shareholders immediately before and after the Reorganization. The shareholding percentages and rights of each shareholder are the same in Jimu Parent and Pintec immediately before and after the Reorganization. Accordingly, the Reorganization is accounted for in a manner similar to a common control transaction because it is determined that the transfers lack economic substance. Therefore, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are directly attributable to the Pintec Business for the period presented and are prepared as if the corporate structure of Pintec after the Reorganization had been in existence throughout the period presented. Such presentation may not necessarily reflect the results of operations, financial position and cash flows of the Group had it existed on a stand-alone basis during the period presented.

The assets and liabilities are stated at historical carrying amounts. Those assets and liabilities that are specifically related to the Pintec Business are included in the Group’s consolidated balance sheets. Income tax liability is calculated on a separate return basis as if the Group had filed separate tax returns. The Group’s statement of operations and comprehensive loss consists of all the revenues, costs and expenses of the Pintec Business, including allocations to the cost of revenue, sales and marketing expenses, research and development expenses, and general and administrative expenses, which were incurred by Jimu Parent but related to the Pintec Business. These allocated costs and expenses are primarily for office rental expenses, office utilities, information technology support and certain corporate functions, including senior management, finance, legal and human resources, as well as share-based compensation expense.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

1. Organization and principal activities (Continued)

Generally, the cost of shared employees were allocated to the Group based on the Group’s headcount as a proportion of total headcount in the Jimu Parent group; share based compensation expenses were allocated to the Group based on the compensation expenses attributable to employees of Pintec Business, and shared corporate marketing expenses and bandwidth and server hosting costs were allocated based on the Group’s revenues as a proportion of the total revenue of Jimu Parent group. These allocations are made on a basis considered reasonable by management to estimate what the Company would incur on a stand-alone basis, as if the Company had operated as an unaffiliated entity, before the consummation of the Reorganization.

The following tables set forth the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses allocated from Jimu Parent for the years ended December 31, 2016 and 2017 and 2018:

For the year ended December 31, 2016:	Share based compensation	Others	Total
	RMB	RMB	RMB
Cost of revenues	27	3,825	3,852
Sales and marketing expenses	1,986	33,458	35,444
General and administrative expenses	21,524	39,099	60,623
Research and development expenses	2,128	38,847	40,975
Total	25,665	115,229	140,894

Out of the total costs and expenses of RMB140,894 allocated from Jimu Parent for the year ended December 31, 2016, RMB25,665 is for share based compensation expenses which are recorded as a contribution from Jimu Parent. With respect to the remaining balance of allocated expenses of RMB115,229, (i) RMB74,367 was deemed to be a contribution from the parent company as it was agreed between the Company and Jimu Parent that payment for allocated expenses up to September 30, 2016, the date the Reorganization was initiated, would be waived by Jimu Parent and (ii) RMB40,862 will be settled with Jimu Parent. For purposes of presentation in the consolidated statement of cash flows for the year ended December 31, 2016, the RMB74,367 contribution related to the allocated expenses, cash contributions of RMB80,690, and cash advances from Jimu Parent to support the Pintec Business are presented as cash flows from financing activities. For purposes of the consolidated statement of changes in invested (deficit)/equity for the year ended December 31, 2016, the allocated cost and expenses and cash contributions are reflected as a contribution from Jimu parent. Funding from Jimu Parent to the Company, net of the repayment by the Company are disclosed as net cash advances from the parent company under financing activities and reflected in the amounts due to related parties on the balance sheet.

For the year ended December 31, 2017:	Share based compensation	Others	Total
	RMB	RMB	RMB
Cost of revenues	27	2,693	2,720
Sales and marketing expenses	2,470	15,745	18,215
General and administrative expenses	25,263	20,270	45,533
Research and development expenses	3,258	32,537	35,795
Total	31,018	71,245	102,263

Out of the total costs and expenses of RMB102,263 allocated from Jimu Parent for the year ended December 31, 2017, RMB31,018 is for share based compensation expenses which are recorded as a contribution from Jimu Parent. With respect to the remaining balance of allocated expenses of RMB71,245, which are primarily billed by Jimu Parent and recognized in the current portion of “Amounts due to related parties” of the consolidated balance sheets, which will be settled with Jimu Parent.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

1. Organization and principal activities (Continued)

For the year ended December 31, 2018:	Share based compensation	Others	Total
	RMB	RMB	RMB
Cost of revenues	214	366	580
Sales and marketing expenses	3,147	1,769	4,916
General and administrative expenses	28,945	4,747	33,692
Research and development expenses	4,190	5,309	9,499
Total	36,496	12,191	48,687

Out of the total costs and expenses of RMB48,687 allocated from Jimu Parent for the year ended December 31, 2018, RMB36,496 for share based compensation expenses which are allocated from Jimu Parent. With respect to the remaining balance of allocated expenses of RMB12,191, which are primarily billed by Jimu Parent and recognized in the current portion of “Amounts due to related parties” of the consolidated balance sheets, will be settled with Jimu Parent.

(c)   Variable interest entities (excluding the consolidated Trusts and asset-backed securitized debts as discussed in Note 2(f))

(1)  VIE arrangement before the Reorganization

Prior to the Reorganization, in order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and certain finance businesses, the Jimu Parent operated its restricted businesses in the PRC through its VIEs, whose equity interests are held by certain founders of Jimu Parent. Jimu Parent obtained control over these VIEs by entering into a series of contractual arrangements with the legal shareholders who are also referred to as nominee shareholders.

To comply with PRC laws and regulations which prohibit or restrict foreign ownership of internet content and certain finance businesses, the nominee shareholders are the legal owners of an entity. However, the rights of those nominee shareholders have been transferred to Jimu Parent through the contractual arrangements.

The contractual arrangements that were used to control the VIEs include powers of attorney, exclusive business cooperation agreements, equity pledge agreements and exclusive option agreements.

Management concluded that Jimu Parent, through the contractual arrangements, has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs, and therefore Jimu Parent is the ultimate primary beneficiary of these VIEs constituting the Pintec Business. As such, Jimu Parent consolidated the financial statements of these VIEs. Consequently, the financial results of the VIEs directly attributable to the predecessor operations were included in the Group’s consolidated financial statements in accordance with the basis of presentation for the Reorganization as stated in Note 1.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

1. Organization and principal activities (Continued)

The following is a summary of the contractual agreements that the Jimu Parent, through its wholly foreign owned enterprise subsidiaries (“Jimu WFOE”), entered into with the VIEs and their nominee shareholders:

Powers of attorney —Pursuant to the irrevocable power of attorney, Jimu WFOE is authorized by each of the nominee shareholders as their attorney in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, the sale or transfer or pledge or disposition of all or part of the nominee shareholders’ equity interests, and designate and appoint directors, chief executive officers and general manager, and other senior management members of the VIEs. Each power of attorney will remain in force during the period when the nominee shareholder continues to be shareholder of the VIEs. Each nominee shareholder has waived all the rights which have been authorized to Jimu WFOE under each power of attorney. The powers of attorney are irrevocable and remains in force continuously upon execution.

Exclusive business cooperation agreements —Jimu WFOE and the VIEs entered into exclusive business cooperation agreements under which the VIEs engage Jimu WFOE as their exclusive provider of technical services and business consulting services. The VIEs shall pay services fees to Jimu WFOE, which are determined by Jimu WFOE at its sole discretion. Jimu WFOE shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising from the performance of the agreement. During the term of the agreement, the VIEs shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of Jimu WFOE. These agreements will remain in effect for ten years, but can be terminated by Jimu WFOE with 30 days’ advance written notice. These agreements can be extended at the sole discretion of Jimu Parent.

Equity pledge agreements —Pursuant to the relevant equity pledge agreements, the nominee shareholders of the VIEs have pledged all of their equity interests in the VIEs to Jimu WFOE as collateral for all of the VIEs’ payments due to Jimu WFOE and to secure the VIEs’ obligations under the above agreement. The nominee shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Jimu WFOE without Jimu WFOE’s written consent. Jimu WFOE is entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, Jimu WFOE as the pledgee, will be entitled to request immediate payment of the unpaid service fee and other amounts due to Jimu Parent’s relevant PRC subsidiaries, and/or to dispose of the pledged equity. These equity pledge agreements will remain effective until the variable interest entities and their shareholders discharge all their obligations under the contractual arrangements.

Exclusive option agreements —The nominee shareholders of the VIEs have granted Jimu WFOE the exclusive and irrevocable option to purchase from the nominee shareholders, to the extent permitted under PRC laws and regulations, part or all of their equity interests in these entities for a purchase price equal to the actual capital contribution paid in the registered capital of the VIEs by the nominee shareholders for their equity interests. Jimu WFOE may exercise such option at any time. In addition, the VIEs and their nominee shareholders have agreed that without prior written consent of Jimu WFOE, they shall not sell, transfer, mortgage or dispose of any assets or equity interests of the VIEs or declare any dividend. These agreements will remain effective for ten years and can be extended at the sole discretion of Jimu Parent.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

1. Organization and principal activities (Continued)

(2)  VIE arrangement after the Reorganization

In connection with the Reorganization, contractual arrangements consistent with those in place prior to the reorganization have been entered into among the Company’s wholly owned subsidiaries (i.e. Sky City WFOE and Pintec Beijing WFOE), Tianjin Anquying, Beijing Hongdian, Beijing Xuanji, Beijing Jinke and the respective nominee shareholders of these VIEs. Shanghai Anquying, Shenzhen Minheng and Ganzhou Anquying are wholly owned by Tianjin Anquying, Myfin Insurance is wholly owned by Beijing Jinke, and Tianjin Xiangmu is wholly owned by Beijing Xuanji, thus, no separate contractual arrangement will be entered into with these subsidiaries of the VIEs.

The Group has determined that it is the primary beneficiary of these VIEs through the contractual arrangements. Accordingly, the Company will consolidate these VIEs’ results of operations, assets and liabilities in the Group’s consolidated financial statements pursuant to the accounting principles generally accepted in the United States (“U.S. GAAP”) upon the execution of the new contractual arrangements. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.

(d)   Risks in relation to the VIE structure

A significant part of the Group’s business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders are also shareholders of the Group and have indicated they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

The Company’s ability to control the VIEs also depends on the powers of attorney the founders has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

In the opinion of the Company’s management, the contractual arrangements among its subsidiaries, the VIEs and their respective nominee shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements.

In March 2019, the draft Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which will come into effect on January 1, 2020. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Given that the Foreign Investment Law is new, substantial uncertainties exist with respect to its implementation and interpretation and the possibility that the VIEs will be deemed as foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded.

The Company’s ability to control the VIEs also depends on the power of attorney the Group’s relevant PRC subsidiaries have to vote on all matters requiring shareholders’ approvals in the VIEs. As noted above, the Company believes these power of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

1. Organization and principal activities (Continued)

(d)   Risks in relation to the VIE structure

•                     revoke the Group’s business and operating licenses;

•                     require the Group to discontinue or restrict its operations;

•                     restrict the Group’s right to collect revenues;

•                     block the Group’s websites;

•                       require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•                     impose additional conditions or requirements with which the Group may not be able to comply; or

•                     take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIEs, their respective shareholders and relevant wholly foreign-owned enterprise are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

1. Organization and principal activities (Continued)

The following consolidated financial information of the Group’s VIEs directly attributable to the predecessor operations as of December 31, 2017 and 2018 and for the years then ended were included in the accompanying Group’s consolidated financial statements as follows:

	As of December 31,
	2017	2018
	RMB	RMB
ASSETS
Cash and cash equivalents	159,189	232,913
Restricted time deposits	5,000	7,033
Short-term investments	2,000	—
Short-term financing receivables, net	1,506,179	742,117
Accrued interest receivable, net	7,637	11,052
Accounts receivable, net	36,556	47,148
Prepayments and other current assets	38,516	32,814
Amounts due from the Company and its subsidiaries	337,200	2,321,846
Amounts due from related parties	91,244	56,674
Total current assets	2,183,521	3,451,597

Long-term investments	—	35,000
Long-term financing receivables, net	178,627	18,882
Property, equipment and software, net	4,506	4,819
Intangible assets, net	7,163	5,382
Goodwill	25,680	25,680
Deferred tax assets	—	36,840
Total non-current assets	215,976	126,603
Total assets	2,399,497	3,578,200

LIABILITIES
Short-term borrowings	—	220,000
Short-term funding debts	1,220,884	679,957
Accrued interest payable	7,174	15,021
Accounts payable	42,985	37,691
Amounts due to related parties	344,028	80,713
Tax payable	21,327	51,633
Financial guarantee liabilities	—	15,537
Accrued expenses and other liabilities	81,180	123,624
Amounts due to the Company and its subsidiaries	239,812	2,261,088
Total current liabilities	1,957,390	3,485,264

Long-term funding debts	469,733	21,498
Amounts due to related parties	11,120	—
Total non-current liabilities	480,853	21,498
Total liabilities	2,438,243	3,506,762

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

1. Organization and principal activities (Continued)

	For the year ended December 31,
	2016	2017	2018
Total net revenues	54,874	661,417	1,080,451
Net (loss)/income	(200,494)	(31,343)	62,190

	For the year ended December 31,
	2016	2017	2018
Net cash (used in)/provided by operating activities	(123,066)	83,080	86,135
Net cash (used in)/provided by investing activities	(108,178)	(1,444,358)	725,862
Net cash provided by/(used in) financing activities	256,700	1,498,175	(736,240)

Net increase in cash, cash equivalents and restricted time deposits	25,456	136,897	75,757
Cash and cash equivalents at beginning of the year	1,836	27,292	159,189
Restricted time deposits at beginning of the year	—	—	5,000

Cash, cash equivalents and restricted time deposits at end of the year	27,292	164,189	239,946

Including:
Cash and cash equivalents at end of the year	27,292	159,189	232,913
Restricted time deposits at end of the year	—	5,000	7,033

In accordance with the contractual arrangements related to post reorganization, the relevant PRC subsidiaries have the power to direct activities of the Group’s VIEs and VIEs’ subsidiaries, and can have assets transferred out of the Group’s VIEs and VIEs’ subsidiaries. There are no assets of the VIEs and VIEs’ subsidiaries that are collateral for the VIEs obligations and can only be used to settle the VIEs’ obligations except for the consolidated assets-backed securitized debts arrangement and trust arrangements (Note 2(j)). Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Company in the form of loans and advances or cash dividends. As the VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs and the VIEs’ subsidiaries.

Currently there is no contractual arrangement that could require the relevant PRC subsidiaries or the Group to provide additional financial support to the Group’s VIEs and VIEs’ subsidiaries. As the Group is conducting certain businesses in the PRC through the VIEs and VIEs’ subsidiaries, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

Recognized revenue-producing assets held by the VIEs include computers and servers, customer database relating to point-of-sale installment loan, which was acquired through acquisition.

Unrecognized revenue-producing assets held by VIEs includes the internet content provision license, domain names of pintec.com, idumiao.com, ixuanji.com and hongdianfund.com, patents, copyrights, as well as trademarks including the Chinese name for Dumiao, Hongdian, Myfin and Pintec.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

1. Organization and principal activities (Continued)

There is no VIE where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Initial public offering (“IPO”) and followed offering

In October 2018, the Company completed its initial public offering (“IPO”) on the NASDAQ Global Market in the United States of America. In the offering, 3,725,000 American depositary shares (“ADSs”), representing 26,075,000 Class A Ordinary Shares, were issued and sold to the public at a price of US$11.88 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately US$40.7 million (RMB280.1 million).

In November 2018, the Company completed its followed offering of 483,070 ADS, representing 3,381,490 Class A Ordinary Shares, were issued and sold to the public at a price of US$11.88 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately US$5.3 million (RMB36.4million).

In accordance to the written resolutions passed by the Board of Directors of the Company and its shareholders in July 2018, immediately prior to the completion of the IPO, the Company completed the redesignation on a one-for-one basis of: (i) 19,676,695 shares of Pre-IPO Class A Ordinary Shares, into Class A Ordinary Shares; and 51,782,495 shares of Pre-IPO Class A Ordinary Shares into Class B Ordinary Shares; (ii) 2,500,000 shares of Pre-IPO Series Seed-A-1 Preferred Shares into Class A Ordinary Shares, 17,678,568 shares of Pre-IPO Series Seed-A-2 Preferred Shares, 37,257,705 of Pre-IPO Series Seed-B Preferred Shares, 42,747,918 shares of Pre-IPO Series Seed-C Preferred Shares, 25,650,679 shares of Pre-IPO Series A-1 Preferred Shares, 38,829,699 shares of Pre-IPO Series A-2 Preferred Shares into Class A Ordinary Shares.

(e)   Liquidity

Prior to 2017, the Group incurred the net loss of RMB200,494, RMB84,860 for the years ended December 31, 2016 and 2017. It generated net income of RMB 2,171 for the year ended December 31, 2018. The Group had an invested deficit of RMB62,195 as of December 31, 2017 and has accumulated deficit of RMB872,698 as of December 31, 2018. The net cash used in operating activities was RMB123,066 for the year ended December 31, 2016, while the net cash provided by operating activities were RMB 197,438 and RMB108,309 for the years ended December 31, 2017 and 2018, respectively.

The Group’s ability to fund its operations is based on its ability to generate cash, its ability to attract investors and its ability to borrow funds on reasonable economic terms. Prior to the Reorganization, the Group’s business had relied principally on Jimu Parent’s financing from its investors to fund the Group’s operations and business development. Post-Reorganization, the Group’s ability to continue as a going concern is expected to be dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to obtain external financing from investors. In addition, the Group can adjust the pace of its operation expansion and control the operating expenditures. In the past, the Group has been continuously receiving financing support from outside investors through the issuance of preferred shares. In 2018 October, the Group successfully completed its IPO through which the Company issued and sold 3,725,000 ADSs, representing 26,075,000 Class A Ordinary Shares. The aggregate proceeds received from the IPO, net of issuance costs, were approximately RMB280.1 million (US$40.7 million).

Based on cash flows projections from operating and financing activities and existing balances of cash and cash equivalents, the Group believed that it will be able to meet its payment obligations for general operations and debt related commitments for the next twelve months from the date of issuance of the consolidated financial statements. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2. Summary of significant accounting policies

(a)   Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)   Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs for which the Company is the ultimate primary beneficiary, and the subsidiaries of the VIEs.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

VIEs are entities in which the Company, or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the entities’ economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entities.

All significant intercompany transactions and balances between the Company, its wholly owned subsidiaries and the VIEs have been eliminated upon consolidation.

(c)   Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expense during the reporting period and disclosed in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, allocations of revenue to multiple elements, provision for doubtful accounts and credit losses, valuation and recognition of share-based compensation expenses, cost and expenses from Jimu Parent to Pintec, valuation allowance of deferred tax assets, fair value of assets and liabilities acquired in business combinations, fair value of convertible loans and impairment of goodwill, determination of the fair value of Pre-IPO Preferred Shares and Pre-IPO Class A Ordinary Shares, and the fair value of financial guarantee liabilities.

(d)   Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s subsidiary incorporated in Hong Kong and BVI is United States dollars (“US$”). The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in foreign currencies other than functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive (loss)/income.

The financial statements of the Group’s non PRC entities are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period.

The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income/loss in the consolidated statement of changes in invested deficit and a component of other comprehensive income in the consolidated statement of operations and comprehensive (loss)/income.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(e)   Convenience translation

Translations of the consolidated balance sheet, the consolidated statement of operations and comprehensive loss and the consolidated statement of cash flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

(f)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. All cash and cash equivalents are denominated in RMB and held in PRC. The Group adopted ASU 2016-18, statement of cash flows (Topic 230): Restricted Cash, using a retrospective method to each period presented. The changes in restricted time deposits in the consolidated cash flow were nil and RMB5 million for the years ended December 31,2016 and 2017 respectively, which were no longer presented within investing activities and were retrospectively included in the changes of cash, cash equivalents and restricted time deposits as required.

(g)   Restricted time deposits

Cash and time deposits that are restricted as to withdrawal for use or pledged as security is reported separately as restricted time deposits. Cash and term deposits that are restricted as to withdrawal or use for other than current operations is classified as non-current. The restricted time deposits primarily represent (i) Time deposits securing the Group’s short-term borrowings from financial institutions. The short-term borrowings are designated to support the Group’s general operation and could not be used to fund the Group’s financing receivables. (ii) Cash received via consolidated trusts that has not yet been distributed.

(h)   Short-term investments

The Group invested in certain financial instruments with variable interest rates indexed to the performance of underlying assets or principal not guaranteed with certain financial institutions. These financial instruments had maturity dates within one year and classified as short-term investments. The Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by the banks at the end of each period. Changes in the fair value are reflected in the consolidated statements of comprehensive (loss)/income as “other income/(loss), net”.

(i)    Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•  Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

•  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•  Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Fair value measurements on a recurring basis

The carrying amount of cash and cash equivalents, restricted time deposits, short-term investments, accounts receivable, amounts due from related parties, accounts payable, and amounts due to related parties approximates fair value because of their short-term nature. Financing receivables are measured at amortized cost. Funding debts and accrued interest payable are carried at amortized cost. The carrying amount of the financing receivables, funding debts, accrued interest receivable, and accrued interest payable approximates their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

For the off-balance sheet loans funded by certain third-party commercial banks or consumer finance companies, the Group initially accounts for financial guarantee provided to the commercial banks or consumer finance companies at fair value taking into account the expected default rates (Note 2R). The Group uses significant unobservable inputs to measure the fair value of these guarantee liabilities (Level 3). The Group considers unobservable inputs to be significant, if, by their exclusion, the estimated fair value of a Level 3 asset or liability would be impacted by a significant percentage change, or based on qualitative factors such as the nature of the instrument and significance of the unobservable inputs relative to other inputs used within the valuation. The carrying value of guarantee liability approximates fair value as the guarantee liability is measured at the higher of ASC 460 and ASC 450 component and ASC 450 component reflects the expected payout.

Fair value measurements on a non-recurring basis

The Group measures certain financial assets, including the long-term investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

(j)    Financing receivables, net

Nature of the financing receivables and the related funding sources

The Group generates financing receivables by providing the following:

(1)   point-of-sale installment services to users of third-party online travel websites and other e-commerce websites (the “Business Partners”), where the Group’s main funding sources include (a) the borrowings obtained via the peer-to-peer matching services provided by Lerong Duoyuan Information Technology Co., Ltd, which matches the Group with third party individual investors, or the borrowings obtained from other financial partners, and alternatively (b) proceeds from third-party investors of asset-backed securitized debt issued by securitization vehicles consolidated by the Group. (c) the borrowing obtained via an individual lender. (d) the borrowing obtained via a shareholder.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(2)   personal and business installment loans to borrowers which are financed via securitization vehicles in the form of trust arrangements, where the Group’s funding source include the proceeds from third-party investors of tranches of trust units issued by trust arrangements consolidated by the Group.

The Group has the intent and the ability to hold such financing receivables for the foreseeable future or until maturity or payoff. Financing receivables are measured at amortized cost, net of any charge-offs, and the allowance that reflects the Group’s best estimate of the amounts that will not be collected. The receivable portfolio consists of the financing receivables with the term periods ranging from 30 days to 24 months.

(1)(a) On-balance sheet: Point-of-sale financing receivables funded by individual investors via peer to peer matching services provided by Lerong Duoyuan Information Technology Co., Ltd (“Jimu Box”) or by other financial partners.

The financing installment receivables due from users of the Business Partners are resulted from the point-of-sale installment services provided by the Group to these users (note 2(r)(ii)) who made purchases from the Business Partners.

When a user, who qualifies for point-of-sale installment services makes an online purchase using a point-of-sale installment loan, the Group pays the sales price to the business partner and collects the sales price from the Business Partner’s user with interest and fees. Upon paying the sales price to the business partners, the Group promptly obtains financing for the sales price paid by factoring the receivable due from the Business Partners’ user. Pursuant to ASC 860-10-15-4, the factoring arrangement of the receivable does not satisfy the criteria of financial asset de-recognition because the Group has a commitment to make monthly repayments. Accordingly, the Group does not derecognize the receivable from users upon factoring and accounts for the transaction as secured borrowings.

Accordingly, the financing receivables due from the users of the Business Partners and the loan payables to the third party individual investors matched with the Group via Jimu Box and the loan payables to other financial partners are recorded on the Group’s consolidated balance sheet as financing receivables and funding debts, respectively.

(1)(b) On-balance sheet: Point-of-sale financing receivables funded by investors of asset-backed securitized debts

For certain financing receivables arising from the point-of-sale installment services to users of the Business Partners, the Group obtains financing from third-party investors by issuing asset-backed securitized debts via certain securitization vehicles in the forms of asset backed security arrangements (the “ABSs”) established by the Group during the year ended December 31, 2017 and 2018.

The Group periodically securitizes its financing receivables due from users of the Business Partners through transferring those assets to the ABSs vehicles which then issues debt securities to third-party investors. The ABSs vehicles are considered as variable interest entities under ASC 810. As the Group has power to direct the activities that most significantly impact economic performance of the ABSs vehicles by providing the loan servicing and default loan collection services, and the Group has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE as the Group purchased all subordinated tranche securities, and the Group is obligated to purchase any loans that are delinquent for more than certain days, accordingly, the Group is considered as the primary beneficiary of the ABSs and has consolidated the ABSs’ assets, liabilities, results of operations, and cash flows in the Group’s consolidated financial statements in accordance with ASC 810.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

Accordingly, the financing receivables due from the users of the Business Partners and the loan payables to the third party investors of asset-backed securitized debts are recorded on the Group’s consolidated balance sheet as financing receivables and funding debts, respectively.

As of December 31, 2018, the financing receivables due from the users of the Business Partners and the loan payables to the third party investors of asset-backed securitized debts were nil.

(1)(c) On-balance sheet: Point-of-sale financing receivables funded by an individual lender

Shenzhen Minheng, as one of subsidiaries of the Group, entered into a loan agreement with an individual person (‘‘Lender’’) in January 2018 and a supplementary loan agreement in March 2018.

Pursuant to which, during the year ended December 31, 2018, the Group borrowed unsecured RMB denominated loans from this Lender, amounted to RMB563,979 aggregately, with an interest rate of approximately 10.3% for the term of up to one year. The loans were used for early repayment of loan payables to third party individual investors matched with the Group via Jimu Box. As a result of the repayments of RMB563,979 made to the Lender, the remaining outstanding balance as of December 31, 2018 was nil.

(1)(d) On-balance sheet: Point-of-sale financing receivables funded by a shareholder

On July 14, 2018, Shenzhen Minheng, as one of subsidiaries of the Group, entered into a separate loan agreement with Xijin (Shanghai) Venture Capital Management Co., Ltd (‘‘Xijin’’)., which is one shareholders of the Group. The loan has a principal amount of RMB70,000 (US$10,181), an annual interest rate of 10.3%, and a term of one year. Shenzhen Minheng then entered into a second loan with Xijin on the same terms for additional RMB120,000. The Group planned to use the proceeds of these loans, together with cash on hand, to repay the balance of the loan which the Group borrowed from the individual lender mentioned in (1)(c). As of July 27, 2018, the Group used the proceeds to repay the all of remaining outstanding loan balance to the individual lender, with an aggregate amount of RMB423,000.

In August 2018, Shenzhen Minheng and Xijin entered into a supplementary agreement(“1st supplementary agreement”) which changed the maturity date of the loans to December 31, 2018, and changed the interest rate of the loans, retroactive to the first date of each loan, to 0.6%. As of December 31, 2018, the Group repaid the principal amount of RMB68,313 to Xijin, while, the remaining outstanding balance as of December 31, 2018 was RMB121,687. In addition, Shenzhen Minheng and Xijin entered into another supplementary agreement (“2nd supplementary agreement”) which changed only the maturity date for both loans from December 31, 2018 to May 15, 2019.

(2) On-balance sheet: Personal and business financing receivables funded by third party investors of trusts arrangements

For certain personal and business installments loans which are not funded via the peer-to-peer matching services provided by Jimu Box which matches the borrowers with third party individual, investors, they were alternatively funded by investors of certain trust arrangements (the “Trusts”) established during the year ended December 31, 2017 and 2018.

The Group established business relationships with trusts which were administered by third-party trust companies. The Trusts were set up to invest in loans personal and business installments loans recommended by the Group.

The Trusts are considered as variable interest entities under ASC 810. As the Group has power to direct the activities that most significantly impact economic performance of the Trusts by providing the loan servicing and default loan collection services, and the Group has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE as the Group purchased all subordinated tranche of trust units, and the Group is obligated to repurchase any loans that are delinquent for more than certain days, accordingly, the Group is considered as the primary beneficiary of the Trusts and has consolidated the Trusts’ assets, liabilities, results of operations, and cash flows in the Group’s consolidated financial statements in accordance with ASC 810.

Accordingly, the financing receivables due from the borrowers of the personal and business installment loans and the loan payables to the third party investors of the trust units are measured at amortized cost and recorded on the Group’s consolidated balance sheet as financing receivables and funding debts, respectively.

Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the contractual interest rate of the loan and recorded as installment service fees as earned. Financing receivables are placed on non-accrual status upon reaching 90 days past due. When a financing receivable is placed on non-accrual status, the Group stops accruing interest as of such date. The Group does not resume accrual of interest after a loan has been placed on non-accrual basis.

The Company charges off the accrued interest receivable against the related allowance when management determines that full repayment of a loan is not probable. Generally, charge-off occurs after the 90th day of delinquency. All accrued but unpaid interest as of such date is charged off against the allowance for credit loss.  The primary factor in making such determination is the assessment of potential recoverable amounts from the delinquent debtor.

Nonaccrual financing receivables and charged-off financing receivables

The Group considers a financing receivable to be delinquent when a monthly payment is one day past due. When the Group determines it is probable that full repayment of a loan is not probable, the remaining unpaid principal balance is charged off against the allowance for credit losses. Generally, charge-offs occur after the 90th day of delinquency. Installment service fees for nonaccrual financing receivables is recognized upon the collection of cash.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(k)   Accounts receivable, net

Accounts receivables are stated at the historical carrying amount net of the allowance for doubtful accounts. The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the age of the balance, the customer’s payment history, and current credit worthiness, and current economic trends. Accounts receivable balances are charged off after 90th day of delinquency.

(l)    Long-term investments

Long-term investments represent the Group’s investments in privately held companies.

In accordance with ASC 323 “Investment-Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of comprehensive loss after the date of acquisition.

For long-term investments in equity securities that are not accounted for using equity method of accounting, and that have no readily determinable fair value, the cost method of accounting is used.

The Group assesses its long-term investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still evolving, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive loss.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(m)  Property, equipment and software, net

Property, equipment and software are recorded at cost, less accumulated depreciation and impairment. Depreciation of property and equipment and amortization of software is calculated on a straight-line basis, after consideration of expected useful lives and estimated residual values.  The Group has not recorded any impairments of property, equipment or software for the period presented. The estimated useful lives of these assets are generally as follows:

Category	Estimated useful life
Office furniture and equipment	3 - 5 years
Computer and electronic equipment	3 - 5 years
Software	5 years

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. Gains and losses from the disposal of property, equipment and software are the differences between the net sales proceeds and the carrying amounts of the relevant assets and are recognized in the consolidated statements of operations and comprehensive loss.

(n)   Intangible assets, net

The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are amortized using the straight-line approach over the estimated economic useful lives of the assets.

(o)   Goodwill

Goodwill represents the excess of the purchase price over fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31 and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on ‘‘Testing of Goodwill for Impairment,’’ the Company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its fair value, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No impairment of goodwill was recognized for the year ended December 31, 2017 and 2018.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(p)   Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. No impairment of long-lived assets was recognized for the years ended December 31, 2017 and 2018.

(q)   Funding Debts

The proceeds received from individual investors, other financial partners, investors of the asset-backed securitized debts or the consolidated trusts and a shareholder to fund the Group’s on-balance sheet financing receivables, are recorded as funding debts on the consolidated balance sheets. Accrued interest payable is calculated based on the contractual interest rates of the funding debts.

(r)   Financial Guarantee liabilities

For the off-balance sheet loans funded by a financial partner, the Group is obligated to compensate the financial partner for the principal and interest repayment of the defaulted loans in the event of borrowers’ default. If a borrower is one day delinquent on an installment of principal and interest of a loan, the Group will repurchase the delinquent installment of principal and interest from the financial partner. Therefore, the Group effectively provides guarantees to the financial partner that include credit risk.

The Group is required to record the repurchase obligations in accordance with ASC 460. Accordingly, the liabilities are measured at their fair value at inception. Therefore, the liability recorded based on ASC 460 is determined on a loan by loan basis.  As stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the underlying guaranteed risk i.e., as the loan is repaid by the borrower or when the investor is compensated in the event of a default. As the risk is reduced as each payment is made, a systematic and rational amortization method based on when the payments are made may be appropriate.

As the risk of the guarantee liability is reduced, it is recognized into the income statement by a systematic and rational amortization method, e.g. over the term of the loan, within the “gain from the financial guarantee liabilities” line item of the income statement. For the years ended December 31, 2016, 2017 and 2018, the amount of gains recorded were nil, nil and RMB21.4 million (US$3.1 million), respectively.

Subsequent to initial recognition, the repurchase obligations are measured at the greater of the amount determined based on ASC 460 and the amount determined based on ASC 450. In accordance with ASC 450, a contingent liability determined based on historical default rates, representing the obligation to make future payouts, measured using the guidance in ASC 450 Contingencies. The ASC 450 contingent component is determined on a loan by loan basis, but considers the actual and expected performance of the pool when estimating the contingent liability. If there is no difference between the ASC 460 component and ASC 450 component, no gain or loss is recorded.

(s)   Revenue recognition

The Group is principally engaged in providing lending solutions through its online technology platform.

The Group earns its revenues by providing the following: (i) A lending solution which assists borrowers obtain loans from third party investors and certain financial partners. The Group facilitates the loan origination process and provides on-going loan servicing but does not loan money. For these services, the Group earns technical service fees. (ii) A lending solution for borrowers who want to finance their on-line purchases from third parties (“Business Partners”) or who have personal or business installment loan requests. The Group provides financing for these borrowers and earns installment service fees (comprising interest). (iii) A wealth management solution and insurance solution for asset management and insurance companies respectively to facilitate the sale of their products. The Group earns a wealth management fee and insurance service fee (a commission on financial products sold by these asset management and insurance companies to their customers). The Group is not a party to the financial products sold.

(i)    Lending solution to assist borrowers to obtain loans

Loan origination assistance and on-going loan servicing addresses credit needs for individual borrowers, sole proprietors, and small and medium enterprises (“SMEs”). The Group facilitates the borrowing from third parties by entering into service agreements with the borrowers and the Group’s financial partners which include peer-to-peer lending platforms, commercial banks and other financial institutions. Pursuant to a financing service agreement, the Group provides an online credit assessment and post-lending management services to borrowers or certain financial partners. For these services, which are provided using credit data analysis and machine learning technologies, the Group earns technical service fees. The Group does not provide loans to the borrowers.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

For the years ended December 31, 2016, 2017 and 2018, the majority of lending solutions were provided in collaboration with a peer-to-peer lending platform of Jimu Parent, who both enter into the service agreement with the borrowers. The service fees earned from the borrowers are allocated between the Group and Jimu Parent based on relative fair values of services provided that have been mutually agreed between the two parties.

For the lending solutions were provided in collaboration with certain financial partners, including commercial banks and other financial institutions, the Group provides intermediary services to both the borrowers and commercial banks and other financial institutions. The intermediary services provided include online credit assessment and post lending management services to the borrowers and the commercial banks and other financial institutions. For these transactions, the Group earns online credit assessment and post-lending management service fees from the commercial banks and other financial institutions.

(ii)   Lending solution for borrowers to finance on-line purchases/personal and business installment loans

The lending solution for borrowers addresses the credit needs of the users of third-party online travel websites and other e-commerce websites (“Business Partners”) to finance their on-line purchases, or the credit needs of personal and business installment loans.

Some of the Business Partners’ customers require immediate installment financing for their on-line purchases. For credit worthy users, the Group offers installment financing (“point-of-sale installment service”). When a user, who qualifies for point-of-sale installment services makes an online purchase using a point-of-sale installment loan, the Group pays the sales price to the Business Partners and collects the sales price from the Business Partners’ users with interest and fees. Upon paying the sales price to the Business Partners, the Group promptly obtains financing for the sales price paid by factoring the receivable due from the Business Partners’ users. The Group may subsequently factor the receivables to individual investors on the Jimu Box or to other financial partners. Pursuant to ASC 860-10-15-4, the factoring arrangement of the financing receivable due from users of Business Partners or borrowers does not satisfy the criteria of financial asset de-recognition because the Group has a commitment to make monthly repayments. Accordingly, the Group does not derecognize the receivable from users upon factoring and accounts for the transaction as secured borrowings. For the year ended December 31, 2017, the majority of borrowings were obtained by the Group via the peer-to-peer matching services provided by Lerong Duoyuan Information Technology Co., Ltd, which matches the Group with third party investors. For the year ended December 31, 2018, the majority of borrowings were funded by third-party investors of asset-backed securitized debt issued by securitization vehicle consolidated by the Group and trust arrangement consolidated by the Group, an individual lender and a shareholder. The installment receivables due from the Business Partners’ customers and the loan payables to the third party individual investors and the loan payables to other financial partners are recorded on the Group’s consolidated balance sheets as financing receivables and funding debts, respectively.

The Group also periodically securitizes its financing receivables arising from users of Business Partners through the transfer of those assets to securitization vehicles. The securitization vehicles are considered as consolidated variable interest entities under ASC 810. Therefore, the financing receivables are recorded as financing receivables in the consolidated balance sheets. The personal and business installment loans may be funded via trust arrangements, which are also considered as consolidated variable interest entities under ASC 810. As a result, the installment receivables due from borrowers, generated from personal and business installment loans are also recorded as financing receivables in the consolidated balance sheets. The Group recognizes installment service fees over the terms of the financing receivables using the effective interest rate method. The proceeds from third party individual investors, investors of asset-backed securitized debts and investors of the consolidated trusts, an individual lender and a shareholder are recorded as funding debts. (see also note 2(j))

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(iii)  Wealth management solution and insurance solution

For the wealth management solution business, the Group operates online mutual fund marketplace and online insurance product marketplace platforms to enable asset management companies and insurance companies to offer and sell their mutual fund products and insurance products to their customers. The Group earns transaction service commissions from the asset management companies and the insurance companies (“wealth management service fee and others”). The Group does not operate or manage any mutual funds or insurance companies.

Consistent with the criteria of ASC 605, Revenue Recognition, the Group recognizes revenues when the following four revenue recognition criteria are met:

1)             Persuasive evidence of an arrangement exists;

2)             Services have been rendered;

3)             Pricing is fixed or determinable; and,

4)             Collectability is reasonably assured.

Revenue recognition policies for each type of service are discussed as follows:

Technical service fees

The Group earns technical service fees by providing online credit assessment services and post-lending management services, such as cash processing services and collection services to borrowers or certain financial partners, including commercial banks and other financial institutions.

The Group has determined that the arrangement to provide technical services to borrowers and commercial banks and other financial institutions contains the following multiple elements: online credit assessment services and post-lending management services. The Group has determined that the borrowers and commercial banks and other financial institutions are its customers. The Group allocates the technical service fees among the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by ASC 605-25-30. The hierarchy requires the Group to first use vendor-specific objective evidence of selling price, if it exists. If vendor-specific objective evidence of selling price does not exist, the Group is then required to use third-party evidence of selling price. If neither vendor-specific objective evidence of selling price nor third-party evidence of selling price exists, the Group uses management’s best estimate of selling price for the deliverables. The Group uses management’s best estimate of selling price for the deliverables of the technical service fees.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

Revenue from Online credit assessment and post-lending management service from borrowers via Jimu Box

The Group can only charge the technical service fees from the borrowers upon the successful matching of the loans by a financial partner. The non-contingent portion of the selling price is collected upfront, if any, upon the loan matching, and the contingent portion of the selling price is collected over the term of the loans when the monthly repayment occurs. As the borrowers are able to prepay the loan amounts before maturity date for a prepayment fee, the aggregate amount of the contingent portion of the fees that can ultimately collected by the Group for online credit assessment service and post-lending management service earned from a loan transaction is dependent upon the actual term over which the borrowers made their loan repayments. In accordance with ASC 605-25-30-5, the amount allocated by the Group to the delivered credit assessment service is limited to that amount that is not contingent upon the delivery of additional units or meeting other specified performance conditions. Therefore, the non-contingent portion of the credit assessment service fees are recognized revenue upon cash collection and execution of loan agreements between financial partners and borrowers. In situations where the upfront cash collected is less than the relative selling price of the credit assessment service, the remaining contingent portion of the credit assessment fees, together with the fees allocated to post-lending management services, are recognized each month when the service is provided over the period of the loan as the monthly repayments occur.

Prepayment fees charged by the Group are recognized when the prepayment occurs and the payments are made by the borrowers.

The Group also charges fees for collection services related to defaulted payments. These fees are recognized when the contingent events occur and the payments are made by the borrowers as that is the point in time collectability is reasonably assured.

Revenue from loan facilitation and post-origination service from financial partners

For the off-balance sheet loans funded by certain financial partners such as third-party commercial banks or other financial institutions, the Group does not record financing receivables arising from these loans nor loans payable to the commercial banks or other financial institutions. For these transactions, the Group earns loan facilitation and post-origination service fees from these certain financial partners.

The Group provides intermediary services to both the borrowers and the commercial banks or other financial institutions. The intermediary services provided include (1) loan facilitation and online credit assessment services, (2) post-origination services (i.e. account maintenance, and collection) to the borrowers and the commercial banks or other financial institutions, and (3) a financial guarantee to the commercial banks or other financial institutions.

The Group determined that the financial guarantee is within the scope of ASC 460 and recorded it at fair value at inception, with the remaining consideration recognized as revenues under ASC 605-25.

Under the off-balance sheet loan arrangements, service fees for loan facilitation and online credit assessment and post-origination services are charged and collected through deduction from the monthly repayments from the borrowers to the commercial banks or financial institutions, and no fees are collected upfront. While the loan facilitation and online credit assessment services are rendered upfront, the amount allocable to these services based on relative selling prices is limited to nil under ASC 605-25-30-5, because all fees are contingent on ongoing servicing as well as the borrowers not prepaying. In considering that, the revenue is recognized each month when the fee is received over the terms of the loans as the monthly repayments occur in line with the resolution of the contingency.

Installment service fee

The Group generates installment service fee revenue through the point-of-sale installment payment services that the Group provides to the users of the Business Partners’ platforms or the provision of personal and business installment loans to borrowers through trusts arrangements. Installment service fee revenue is recognized over the terms of financing receivables using the effective interest rate method. Installment service fee revenue is not recorded when reasonable doubt exists as to the full, timely collection of installment service fee or principal. The Group also receives miscellaneous fees, such as penalty fees for late payments. The fees, which are contingent fees, are recognized when the event occurs and the payment is made by the customer as that is the point in time collectability is reasonably assured.

Wealth management service fee and others

The wealth management service fee and others primarily consists of commission fees charged to third-party asset management companies and insurance companies for their use of the Group’s online wealth management platform and online insurance platform. The Group is not the primary obligor, as it does not have the ability to establish the price or control the related content of the investment or insurance products offered on the online wealth management platform and online insurance platform, respectively. Such commissions are generally determined as a percentage based on the fees charged to customers by the asset management companies and insurance companies, through the online wealth management platform and online insurance platform. Transaction service commissions are recognized on a net basis when the services are rendered, which occurs when the underlying transaction is executed.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(t)   Funding cost

Funding cost mainly consists of interest expense the Group pays in relation to the funding debts, to fund its financing receivables and certain fees incurred in connection with obtaining these funding debts, such as origination and management fees and legal fees.

(u)    Provision for credit loss

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio of the financing receivables as of each balance sheet date. The allowance is provided based on the Company’s assessments performed both on an individual-loan basis and collective basis. For individual loans that are past due for 90 days or where there is an observable indicator of impairment, a specific allowance is provided. All other loans not already included in the individual assessment are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio. The Company estimates the expected credit losses rate based on delinquency status of the financing receivables within the level: current, 1 to 30, 31 to 60, 61 to 90 calendar dates past due. These loss rates in each delinquency status are based on average historical loss rates of financing receivables associated with each of the abovementioned delinquency categories. In addition, the Company considers other general economic conditions, if any, when determining the provision for credit losses. The expected loss rates will be applied to the outstanding loan balances to determine the allowance for credit loss for each reporting period. The Company evaluates and adjusts its allowance for loan losses on a quarterly basis or more often as necessary.

The Company charges off the financing receivables against the related allowance when management determines that full repayment of a loan is not probable. Generally, charges off occurs after the 90th day of delinquency. The primary factor in making such determination is the assessment of potential recoverable amounts from the delinquent debtor.

(v)   Origination and servicing cost

Origination and servicing cost mainly consists of costs that are paid for data used in credit assessments, users acquisition costs relating to revenue from lending solutions, salaries and benefits (including share-based compensation expenses) of employees engaged in providing collection services, bandwidth and data center costs, customer service support costs and fees paid to third-party payment channels.

(w)   Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and benefits (including share-based compensation expenses) of sales department, advertising and marketing promotion expenses and other expenses incurred by the Group’s sales and marketing personnel.

(x)  General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation expenses) and related expenses for employees involved in general corporate functions, including finance, legal and human resources, rental fees and professional fees.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(y)   Research and development expenses

Research and development expenses consist primarily of salaries and benefits (including share-based compensation expenses) of employees and related expenses for IT professionals involved in developing technology platforms and websites, server and other equipment depreciation, bandwidth and data center costs, and rental fees. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

(z)   Share-based compensation expenses

All share based awards granted to employees, including restricted ordinary shares and share options, are measured at fair value on grant date. Share based compensation expense is recognized using the straight line method or graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

Prior to the Reorganization, all the options and restricted ordinary shares were granted by Jimu Parent with its own underlying shares. The Binomial option pricing model is used to estimate fair value of the share options and restricted ordinary shares. The determination of estimated fair value of share based payment awards on the grant date using an option pricing model is affected by the fair value of Jimu Parent’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of Jimu Parent’s shares over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk free interest rate and any expected dividends. Shares of Jimu Parent, which do not have quoted market prices, were valued based on the income approach. Determination of estimated fair value of Jimu Parent’s shares requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to Jimu Parent.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting option and records share based compensation expenses only for those awards that are expected to vest.

In connection with the Reorganization and as a result of the anti-dilution provision in the option plan and agreement regarding the options issued by Jimu Parent, all the options to purchase the underlying Pintec ordinary shares were issued by the Company as of March 27, 2018. In accordance with ASC 718, exchanges of share options or other equity instruments or changes to their terms in conjunction with an equity restructuring (i.e. the Reorganization) are modifications of the share options and that the accounting for a modification in conjunction with an equity restructuring requires a comparison of the fair value of the modified awards with the fair value of the original award immediately before the modification in accordance with ASC 718. With respect to the Pintec options and Jimu Parent options held by the employees of the Group, the Group determined to recognize share based compensation expense in its consolidated financial statements the remaining unrecognized compensation cost pertaining to the unvested options of Jimu Parent which are retained by the employees of the Company, in addition to the cost pertaining to the unvested options issued by the Company to its employees in connection with the equity restructuring. Incremental fair value, if any, for unvested awards would be recognized prospectively in the consolidated financial statements of the Company in accordance with ASC 718.

After the completion of reorganization, all the options were granted by the Company with its own underlying shares. The Group accounts for share-based awards granted to its employees in accordance with ASC 718. For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends.

For share options granted with service condition and the occurrence of an IPO as performance condition, share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period. Cumulative share-based compensation expenses for the options that have satisfied the service condition, amounting to RMB94.8million, were recorded upon the completion of the IPO.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

The Company’s share-based awards granted to employees of the Jimu Parent should be recognized as a deemed dividend from the Group to Jimu Parent at the fair value determined as of the grant date.

(aa)  Fair value of Pre-IPO Preferred Shares and Pre-IPO Class A Ordinary Shares

Shares of the Company, which do not have quoted market prices, were valued based on the income approach. The income approach involves applying the discounted cash flow analysis based on projected cash flow using the Group’s best estimate as of the valuation dates. Estimating future cash flow requires the Group to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. In determining an appropriate discount rate, the Group considered the cost of equity and the rate of return expected by venture capitalists. The Group also applied a discount for lack of marketability given that the shares underlying the award were not publicly traded at the time of grant. Determination of estimated fair value of the Group requires complex and subjective judgments due to its limited financial and operating history, unique business risks and limited public information on companies in China similar to the Group.

Option-pricing method was used to allocate enterprise value to preferred shares and ordinary shares. The method treats preferred shares and ordinary shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred shares. The strike prices of the “options” based on the characteristics of the Group’s capital structure, including number of shares of each class of ordinary shares, seniority levels, liquidation preferences, and conversion values for the preferred shares. The option-pricing method also involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the Group or an initial public offering, and estimates of the volatility of the Group’s equity securities. The anticipated timing is based on the plans of board of directors and management of the Group. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies.

(bb)  Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

(cc)   Taxation

Income taxes

Current income taxes are provided on the basis of net (loss)/income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income (loss) in the period of the enactment of the change.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more-likely-than-not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under income tax expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2016, 2017 and 2018. The Group also did not expect any significant increase or decrease in unrecognized tax liability within 12 months following the reporting date.

Value added Tax (“VAT”)

The Group is subject to VAT at the rate of 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of tax payable on the face of balance sheet. The Group records revenue net of value added tax and related surcharges.

(dd)   Segment reporting

The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(ee)  Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(ff)  Loss per share

Loss per share is computed in accordance with ASC 260. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s Pre-IPO Preferred Shares are participating securities because they are entitled to receive dividends or distributions on an as-converted basis. Prior to the IPO, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the losses.

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the Pre-IPO Preferred Shares, using the if-converted method, for periods prior to the completion of the IPO, and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. After the completion of the IPO, net loss per ordinary share is computed on Class A Ordinary Shares and Class B Ordinary Shares on the combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.

(gg)  Statutory reserves

In accordance with China’s Company Laws, the Company’s VIEs in the PRC must make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China has to make appropriations from its after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves are allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2016, 2017 and 2018, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately nil, nil and RMB1.7 million respectively. No appropriation to other reserve funds was made for any of the periods presented.

(hh)  Comprehensive income/(loss)

Comprehensive income/(loss) is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income/(loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(ii)  Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606), which will be effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2018 for public companies. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts both the likelihood of payment and the timing of the related transfer of goods or performance of services. In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The effective date and transition requirements for this amendment is the same as those for the new revenue guidance.

The Group will adopt this ASU on January 1, 2019 and the Group is currently in the process of assessing and quantity in the impact on its consolidated financial statements.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases, which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. The standard is effective for the Group beginning on January 1, 2020. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016 13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years for public companies. The standard is effective for the Group beginning on January 1, 2021. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017 04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019 for public companies. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group early adopted the amendments from January 1, 2018 on a prospective basis.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group is currently in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

3. Concentration and risks

Concentration of Business Partners

The Group generates the majority of revenues through a limited number of Business Partners. For the years ended December 31, 2016, 2017 and 2018, the Group generated the 70.2%, 65.1% and 39.5% of its total revenues through cooperation with five Business Partners, among which 55.8%, 46.2% and 18.4% of total revenues were generated through cooperation with Qunar, which is a large mobile and online travel platform in China. The partnerships with these Business Partners are not on an exclusive basis, and the contract durations are short. If these Business Partners change their policies, terminate their partnership or do not renew their cooperation agreements with the Group, the business and result of operations of the Group may be materially and adversely affected.

Concentration of Funding Partners

The Group have historically relied on Jimu Group for most of that funding. Jimu Box, Jimu Group’s online peer-to-peer lending platform, which was considered as one of the Group’s related party, was the funding source for 99% of the outstanding loans facilitated through the Group’s platform as of December 31, 2016, 81% of the outstanding loans as of December 31, 2017, and 62% of the outstanding loans as of December 31, 2018. If Jimu Group is unable to meet the Group’s demand for funding, and without further diversification of the Group’s financial partners, the Group may be unable to obtain the funding that the Group need. If adequate funds are not available to meet the demand for loans, the Group may not be able to attract new business partners or further develop our relationship with existing business partners, which may cause the Group to lose market share or experience slower-than-expected growth and harm the business, financial condition and results of operations.

Credit risks

The Group’s credit risk primarily arises from financing receivables derived from the point-of-sale installment loans and personal installment loans. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted time deposits, accounts receivable, accrued interest receivable, prepaid expenses and other current assets, financial guarantee, and amounts due from related parties. The Group holds its cash and cash equivalents, restricted time deposits at reputable financial institutions in the PRC and at international financial institutions with high ratings from internationally recognized rating agencies. Financing receivables, accrued interest receivable, accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. Receivables due from customers are typically unsecured in the PRC and the credit risk with respect to which is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group provides a financial guarantee to the financial partner who fund the loans. As of December 31, 2018, the maximum potential future payment that the Group could be required to make would be RMB606.3 million (US$88.2 million). The unsecured loan was issued to a third party with the outstanding loan principal and related interests of RMB138,089 (US$20,084) as of December 31, 2018. The maximum exposure of such loan receivable to credit risk is the asset’s carrying amounts as of the balance sheet dates. This unsecured loan was fully repaid as of May 31, 2019 (Note 25), which indicates the credit risk was reduced. The amounts due from related parties of RMB475,426 as of December 31, 2018. The maximum exposure of such amounts due from related parties to credit risk is the asset’s carrying amounts as of balance sheet dates. The balance of the amounts due from Jimu Group denominated in RMB with the amount of RMB294.9 million (US$42.9 million), which was attributable to the cash advances made to Jimu Group outside of the ordinary course of business, as of December 31, 2018 was settled by the purchase price of RMB230 million related to the acquisition of Ganzhou Jimu Micro Finance Co., Ltd in March, 2019 and prepayment of guarantee deposit under the New Arrangement as of May, 2019. In addition, the balance of the amounts due from Jimu Group denominated in U.S. dollars with the amount of RMB146.6 million (US$21.4 million) as of December 31, 2018 has the maximum exposure of credit risk is the asset’s carrying amounts as of balance sheet dates. The balance of due from Jimu Group would be offset against consulting service payable and asset management fees collected upon Jimu Group’s failure to fully and timely repay the principal and interest due under the loan within 60 days after maturity. (Note 25)

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

3. Concentration and risks (Continued)

Foreign currency exchange rate risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documents in order to effect the remittances.

Business risk

If the cooperation between Shenzhen Minheng and Jimu Box (Jimu Group’s online peer-to-peer lending platform) is terminated, the Group may be adversely affected. In July 2017, the Department of Market Supervision of the Ministry of Commerce issued a Notice on the Work of Controlling and Preventing Risks of Commercial Factoring. The notice requires the local departments of the Ministry of Commerce to focus on certain abnormal operating activities, including situations where a commercial factoring company seeks financing through online lending intermediaries on a relatively large scale, and especially where the online lending intermediary is operated by a related party of the commercial factoring company. Although the notice does not explicitly prohibit financing through online lending intermediaries and the Group has not received any notice or penalties from the relevant governmental authorities, the Group cannot be certain that Shenzhen Minheng will not be penalized or required to terminate its cooperation with Jimu Box immediately, which would be materially and adversely affected the business.

4. Acquisition of Shenzhen Minheng

On April 22, 2015, the Jimu Parent acquired in 30% equity interest of Shenzhen Minheng, which is an entity established in Mainland China that undertakes factoring business, for a cash consideration of RMB0.001. The investment in the equity of Shenzhen Minheng was accounted for as equity method investment based on the equity interest of 30% attributable to the acquired ordinary shares of Shenzhen Minheng in accordance with ASC 323.

On June 30, 2016, the Jimu Parent acquired the remaining 70% equity interest of Shenzhen Minheng for a cash consideration of RMB1,000. The main purpose of the acquisition is to expand the Group’s business scope by providing point-of-sale installment loans to customers of the Company’s Business Partners and to obtain financing by factoring the financing receivables to third party investors through a Financial Partner.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

4. Acquisition of Shenzhen Minheng (Continued)

The step-acquisition has been accounted for as a business combination and the results of operations of Shenzhen Minheng from June 30, 2016 have been included in the Group’s consolidated financial statements as Shenzhen Minheng is part of the predecessor operation of Pintec Business. The Group engaged an independent valuation firm to assist management in valuing the equity interest acquired by the Group. The income approach was adopted to determine the fair value of equity interest estimated acquired, which was the ascertainable fair value as of June 30, 2016. The Group recorded a gain of RMB394 which was recognized as a result of the revaluation of the previously held equity interest upon obtaining control of Shenzhen Minheng. The gain is included in Other income in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2016. The fair value measurement of the previously held equity interest is based on certain significant inputs not observable in the market, and thus represent Level 3 measurements. The major assumptions used in valuation consists of discount rate of 23%; and a terminal growth rate of 3%.

Goodwill arising from this transaction was attributable to the expected synergies from combining Shenzhen Minheng’s operation of point-of-sales lending solution with the Group, which is complementary to the Group. The identifiable intangible assets acquired upon acquisition was the customer database amounting to RMB9,697, which has an estimated useful life of approximately 5.5 years. The fair value of the intangible assets acquired was determined by adopting the replacement cost approach.

The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on management’s experiences with similar assets and liabilities with the assistance from an independent valuation firm. The allocation of the purchase price is as follows:

	Amounts	Amortization Years
	RMB
Cash	310
Financing receivables, net of provision of RMB10,450	268,365
Other current assets	18,648
Amortizable intangible asset
Customer database	9,697	5.5
Goodwill	25,680
Funding debts	(310,428)
Other current liabilities	(10,878)
Deferred tax assets	2,424
Deferred tax liabilities	(2,424)
Total	1,394
Total purchase price comprised of
—Cash consideration paid by parent company	1,000
—Fair value of previously held equity interests	394
Total	1,394

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

4. Acquisition of Shenzhen Minheng (Continued)

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2016, as if the acquisition of Shenzhen Minheng had been completed on January 1, 2016. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the year ended December 31,
	2016	2016
	RMB	US$
Pro forma total revenues	59,916	9,055
Pro forma net loss	233,212	35,244

As of December 31, 2018, the Group performed a qualitative analysis on the goodwill arising from the acquisition taking into consideration the events and circumstances listed in ASC350 Intangibles—Goodwill and Other, including consideration of macroeconomic factors, industry and market conditions, and overall financial performance, in addition to other entity-specific factors. Based on the analysis, the management concluded that it is not more likely than not that a goodwill impairment exists as of December 31, 2018. Nevertheless, the Group voluntarily performed a quantitative assessment of the reporting unit to which goodwill belonged as of December 31, 2018 as a supplement to the qualitative analysis. Based on the analysis result, management concluded that quantitative analysis also did not indicate that there was an impairment of goodwill as of December 31, 2018.

5. Financing receivables, net

The financing receivables, net, as of December 31, 2017 and 2018, consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Short-term:
Short-term financing receivables	1,569,080	762,854
Allowance for credit losses	(62,901)	(20,737)
Short-term financing receivables, net	1,506,179	742,117
Long-term:
Long-term financing receivables	185,136	19,297
Allowance for credit losses	(6,509)	(415)
Long-term financing receivables, net	178,627	18,882

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

5. Financing receivables, net (Continued)

These balances represent short-term and long-term financing receivables with an original term generally up to two years and do not have collateral.

The following table summarizes the balances of financing receivables by due date as of December 31, 2017 and 2018, respectively.

	As of December 31,
	2017	2018
	RMB	RMB
Due in months:
0 - 12	1,569,080	762,854
13 - 24	185,136	19,297
Total financing receivables	1,754,216	782,151

The movement of the allowance for credit losses for the years ended December 31, 2017 and 2018 consist of the following:

	For the year ended December 31,
	2017	2018
	RMB	RMB
Balance at beginning of the year	11,884	69,410
Additions	113,162	121,341
Reversal	—	(55,976)
Charge-offs	(55,636)	(113,623)
Balance at end of the year	69,410	21,152

Aging analysis of past due financing receivables as of December 31, 2017 and 2018 are as below:

Financing receivables	1 - 30 Days Past Due	31 - 60 Days Past Due	61 - 90Days Past Due	91 Days or Greater Past Due	Total Past Due	Current	Total
As of December 31, 2017	34,102	11,346	9,372	—	54,820	1,699,396	1,754,216
As of December 31, 2018	11,123	7,635	7,826	—	26,584	755,567	782,151

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

6. Accrued interest receivable, net

Accrued interest receivable, net, as of December 31, 2017 and 2018, consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Accrued interest receivable	8,687	13,083
Allowance for doubtful accounts	(1,050)	(2,031)
Accrued interest receivable, net	7,637	11,052

The movements in the allowance for doubtful accounts for the years ended December 31, 2017 and 2018 were as follows:

	For the year ended December 31,
	2017	2018
	RMB	RMB
Balance at beginning of the year	377	1,050
Additions	2,868	5,914
Reversal	—	(868)
Charge-offs	(2,195)	(4,065)
Balance at end of the year	1,050	2,031

7. Accounts receivable, net

Accounts receivable, net, as of December 31, 2017 and 2018, consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Receivables for technical service fees from borrowers and financial partners	40,587	56,020
Receivables for marketplace service fees from asset management companies	1,236	1,234
Receivables for marketplace service fees from insurance companies and others	161	4,243
Total accounts receivable	41,984	61,497

Allowance for doubtful accounts	(5,428)	(13,845)
Accounts receivable, net	36,556	47,652

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

7. Accounts receivable, net (Continued)

The movements in the allowance for doubtful accounts for the years ended December 31, 2017 and 2018 were as follows:

	For the year ended December 31,
	2017	2018
	RMB	RMB
Balance at beginning of the year	490	5,428
Additions	16,480	110,840
Reversal	—	(2,813)
Charge-offs	(11,542)	(99,610)
Balance at end of the year	5,428	13,845

8. Prepayments and other current assets

Prepayments and other current assets as of December 31, 2017 and 2018, consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Deposits with a Business Partner for point-of-sale installment loans	15,605	—
Professional fees capitalized for issuance of new shares upon the initial public offering	13,348	—
Tax refund receivables from Tax Bureau*	7,834	—
Prepaid input value-added tax	9,309	6,493
Deposits to financial partners and other vendors	8,603	25,206
Prepaid service fees	6,555	19,872
Receivables from third-party online payment platforms	5,802	7,475
Short-term loan to a third party**	—	138,089
Financial guarantee assets	—	20,610
Others	1,847	11,263
Total	68,903	229,008

* For the year ended December 31, 2017, one of the Group’s subsidiaries Sky City WOFE, prepaid enterprise income tax expense to local PRC tax bureau during the first nine months of 2017. However, Sky City WOFE incurred a tax loss and it was eventually assessed that it not subject to enterprise income tax for the year ended December 31, 2017. Hence, Sky City WOFE is entitled to receive tax refund from the tax bureau upon the completion of its 2017 annual tax filing.

** On July 31, 2018, the Group entered into a loan agreement with an entity, namely Plutux Labs Limited (“Plutux Labs”), which is a digital assets and securities exchange platform in Asia.  Pursuant to the loan agreement, it was agreed that the Group provided a loan, with principal amount of US$20 million and an annual interest rate of 10.5% to Plutux Labs, without any requirements to Plutux Labs for collateral or pledge on this loan. The outstanding loan principal is repayable to the Company on the termination date which is defined in the agreement as “(i) one year upon receipt of the loan or (ii) any other date the borrower payoffs the loan to the Company. The term shall extend by written consent from both parties. As of December 31, 2018, the outstanding loan principal and accrued interests were RMB138,089. Subsequent to December 31, 2018, the Group fully collected the outstanding loan principal and interests (Note 25(a)).

*** In February, 2018, Sky City WOFE entered into the loan agreement with one unaffiliated entity to obtain the loans with loan principal amounted to RMB14,000. In the next month, Sky City WOFE fully repaid the loan principals with the interest of RMB 4.6.  In September, 2018, Sky City WOFE entered into the loan agreements with three unaffiliated entities, respectively, to obtain the loans, with the aggregated loan principal amounted to RMB500,000. In the same month of 2018, SKY City WOFE fully repaid the abovementioned loan principals to these three unaffiliated entities, with aggregate amount of interests of RMB1,650.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

9. Property, equipment and software, net

Property, equipment and software, net as of December 31, 2017 and 2018 consist of the following:

	As of December 31
	2017	2018
	RMB	RMB
Computer and electronic equipment	7,737	11,239
Software	3,008	3,705
Office furniture and equipment	1,234	1,106
Total	11,979	16,050
Less: Accumulated depreciation and amortization	(5,332)	(8,244)
Property, equipment and software, net	6,647	7,806

Depreciation and amortization expenses for the years ended December 31, 2017 and 2018 was RMB2,314 and RMB2,912, respectively.

10. Long-term investments

Long-term investments consist of investments in privately held companies. The following table sets forth the changes in the Group’s Long-term investments:

	Cost Method	Equity Method	Total
	RMB	RMB	RMB
Balance as of December 31, 2016	—	—	—
Investments made	2,000	8,821	10,821
Loss from equity method investments	—	(2,455)	(2,455)
Less: Impairment charges	(2,000)	—	(2,000)
Less: Foreign currency translation adjustments	—	73	73
Balance as of December 31, 2017	—	6,439	6,439
Investments made	35,000	19,259	54,259
Loss from equity method investments	—	(2,652)	(2,652)
Less: Foreign currency translation adjustments	—	(8)	(8)
Balance as of December 31, 2018	35,000	23,038	58,038

Cost method investment

In December 2018, the Group invested in Fullerton Credit (Chongqing) Co., Ltd (“Chongqing Fullerton”) by purchasing ordinary shares, with a total cash consideration of RMB35,000. Investment were accounted for under the cost method as the Group had no significant influence over the investee and had no readily determinable fair value.

For those investments without readily determinable fair value, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group did not disclose the fair value of alternative measure method investments if it is not practicable to estimate the fair value of its alternative measure method investments for which a quoted market price is not available due to both excessive cost as well as lack of available information on fair value of such investments. Specifically, many of the investees are start-up companies in China and operate in emerging industries for which the Group has not been able to estimate their fair values. For those equity investments having observable price changes in orderly transactions for the identical or similar investments of the same issuers, the Group would disclose the fair value of the alternative measure method investments. As of December 31, 2018, the carrying value of equity investments without readily determinable fair value was RMB35,000. As of December 31, 2018, no impairment was recognized on the cost method investment.

Equity method investment

In October 2017, the Group invested in Pivot Fintech PTE. Ltd (“Pivot”) to purchase ordinary shares, with a total consideration of RMB8,821. The Group applies the equity method of accounting to account for its equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. For the year ended December 31, 2018, the Group recognizes the Group’s proportionate share of the equity investee’s net loss into earnings for the year ended December 31, 2018, with the amount of RMB962. As of December 31, 2017 and 2018, no impairment was recognized on the equity method investment.

On April 15, 2018, the Group entered the agreement with United Overseas Bank Limited (“UOB”) to establish a joint venture of Avatec.ai (S) Pte. Ltd (“Avatec”) in Singapore to develop the lending platform so as to providing credit services and solutions, focusing on data technology based credit assessment, scoring and selection with commercial applications, and supporting consumer and small and medium enterprise lending activities. The Group invested in Avatec to purchase ordinary shares, with a total consideration of RMB19,259 to obtain 40% shareholding interests. The Group applies the equity method of accounting to account for its equity investments, in common stock or in substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. For the year ended December 31, 2018, the Group recognized the Group’s proportionate share of the equity investee’s net loss into earnings after the date of investment, with the amount of RMB1,690. As of December 31, 2018, no impairment was recognized on the equity method investment.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

11. Loan servicing rights

For the loans funded by individual investors, the Group is not the legal lender or borrower and only facilitates the loan origination and repayment process. The Group’s obligation related to principal and interest is limited to providing reasonable efforts for collection service. The Group does not provide a guarantee to the investors regarding the recoverability of the principal or collectability of interest; thus, the investors have no recourse to the Group in the event of a default by the borrower.

Servicing is comprised of providing credit assessment service to facilitate borrowing from individual investors and post-lending management services, including collection of principal and interest from borrowers, transferring the repayment amount to lenders, monitoring delinquencies and post-lending credit assessment.

Servicing rights are recorded as either an asset or liability when the benefits of servicing are expected to be more or less than adequate compensation. The Group records servicing assets and liabilities at their estimated fair values, when the off-balance sheet loans are originated, in “Prepayments and other current assets” and “Accrued expenses and other liabilities,” respectively, on the consolidated balance sheet. Changes in fair value of the servicing assets and liabilities are reported in “Loan origination and servicing cost” in the consolidated statements of operations and comprehensive loss in the period in which the change occurs.

The Group utilizes industry standard valuation techniques, such as discounted cash flow models, to arrive at an estimate of fair value with the assistance of an independent valuation firm. Significant assumptions used in valuing the servicing rights are estimates of adequate compensation rates, discount rates, cumulative default rates and cumulative prepayment rates. Changes in certain assumptions may have a significant impact on the fair value of the servicing rights. As of December 31, 2018, the key assumptions include the average period of loan at a range of 6.3 months to 25.3 months, effective prepayment rate at a range of 1.06% to 4.90%, vintage loss rate at a range of 1.00% to 22.17%, discount rate at a range of 9.96% to 29.49%, and cost of servicing. The selection of cumulative default rates and cumulative prepayment rates are based on data derived from historical trends.

As of December 31, 2017 and 2018, the servicing assets and liabilities recorded were insignificant. The change in fair value of the servicing assets and liabilities was insignificant for the years ended December 31, 2017 and 2018, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

12. Fair value measurement

Recurring

The following table presents the fair value hierarchy for the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis as of December 31, 2017 and 2018:

December 31, 2017	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	370,891	—	—	370,891
Restricted time deposits	—	5,000	—	5,000
Short-term investments	—	2,000	—	2,000
Total	370,891	7,000	—	377,891

Liabilities
Financial guarantee liabilities	—	—	—	—
Total	—	—	—	—

December 31, 2018	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	457,442	—	—	457,442
Restricted time deposits	—	252,599	—	252,599
Total	457,442	252,599	—	710,041

Liabilities
Financial guarantee liabilities	—	—	(15,537)	(15,537)
Total	—	—	(15,537)	(15,537)

Restricted time deposits

The fair value of the Group’s restricted time deposits is determined based on the prevailing interest rates for similar products in the market (Level 2).

Financial guarantee liabilities

For the off-balance sheet loans funded by a certain third-party financial institution, as the Group’s financial guarantee provided to the financial institution does not trade in an active market with readily observable quoted prices, the Group uses significant unobservable inputs to measure the fair value of the guarantee liabilities at inception (Level 3).

The Group uses the discounted cash flow model to value these financial guarantee liabilities at inception valuation dates. The Group analyzes the fair value of this liabilities at inception by first defining the cash flows associated with the liabilities and then considers the assumptions used in determining the cash flows from a market participant’s perspective. This discounted cash flow model incorporates assumptions such as the discount rates, and the expected default rates, by taking into account the default probability and expected weighted average loss rate of loan principal and interest, and margin on costs. The expected default rate is determined based on the historical performance of loans with similar tenure and of similar credit worthiness and adjusted by the inputs that other market participants would use. Aside from the expected default rate, the Group has also considered the discount rate and expected margin on costs in determining the fair value of the financial guarantee liabilities. The following table presents quantitative information about the significant unobservable inputs used for the Group’s Level 3 fair value measurement as of December 31, 2018:

Unobservable Input	Range of Input
Discount rates	20.0%
Default probability	1.6%~3.6%
Weighted average loss rates of loan principal	56.9%~62.4%
Weighted average loss rates of loan interest	16.7%~30.4%
Margin on costs	90.0%

The carrying value of the guarantee liability approximates fair value as the guarantee liability is measured at the higher of ASC 460 and ASC 450 component and ASC 450 component reflects the expected payout.

Non-recurring

The Group measures its intangible assets arising from the acquisition of Shenzhen Minheng under the replacement cost method. The fair value measurements of the intangible assets are based on significant inputs not observable in the market, and thus represent Level 3 measurements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

12. Fair value measurement (Continued)

The Group measures investments under the cost method and the equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. The Group’s other non-financial assets, such as property, equipment and software, would be cost measured at fair value only if they were determined to be impaired.

The Group measures convertible loans for using the fair value option. The fair value measurements of convertible loans are based on significant inputs not observable in the market, and thus represent Level 3 measurements.

13. Intangible assets, net

Intangible assets, net, as of December 31, 2017 and 2018, consist of the following

	As of December 31,
	2017	2018
	RMB	RMB
Customer database	9,697	9,697
Trademark	162	162
Less: Accumulated amortization	(2,647)	(4,436)
Intangible assets, net	7,212	5,423

Amortization expenses for the years ended December 31, 2017 and 2018 was RMB1,765 and RMB1,789, respectively.

As of December 31, 2018, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the year ended December 31,
	2019	2020	2021	2022	2023	2024 and thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	1,793	1,793	1,793	44	—	—

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

14. Funding debts

The following table summarized the Group’s outstanding funding debts as of December 31, 2017 and 2018, respectively:

	As of December 31,
	2017	2018
	RMB	RMB
Short-term:
Loan payables to individual investors via Jimu Box and other financial partners	1,016,113	268,167
Loan payables to investors of consolidated trusts	204,771	290,103
Loan payables to a shareholder	—	121,687
Total short-term funding debts	1,220,884	679,957

Long-term:
Loan payables to individual investors via financial partners	31,769	21,498
Loan payables to investors of consolidated trusts	194,111	—
Loan payables to investors of asset-backed securitized debts	243,853	—
Total long-term funding debt	469,733	21,498

The following table summarizes the remaining contractual maturity dates of the Group’s funding debts and associated interest payments.

	Less than 1 year	1 - 2 years	2 - 3 years	More than 3 years	Total
	RMB	RMB	RMB	RMB	RMB
Loan payables to individual investors via financial partners	268,167	—	—	21,498	289,665
Loan payables to investors of consolidated trusts	290,103	—	—	—	290,103
Loan payables to a shareholder	121,687	—	—	—	121,687
Total funding debts	679,957	—	—	21,498	701,455

Interest payments	24,300	2,511	2,511	2,092	31,414
Total interest payments	24,300	2,511	2,511	2,092	31,414

For the years ended December 31, 2017 and 2018, the terms of the most of funding debts borrowed by the Group from individual investors on Jimu Box and investors of certain consolidated trusts ranged from 30 days to 48 months, which were to substantially match with the terms of the corresponding financial receivables due from the borrowers to the Group. And the Group is required to repay the funding debts to the investors on a monthly basis over the term of the debts, where the payment term is substantially matched with the term of financing receivables. In addition, the terms of the funding debts derived from asset-backed securitized debts is 24 months, which are not matched with the terms of the corresponding financial receivables due from the borrowers to the Group. The funding debts had a weighted average interest rate of 7.61% and 13.49% for the years ended December 31, 2017 and 2018, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

14. Funding debts (Continued)

The Group securitizes its financing receivables through the transfer of those assets to securitization vehicles which then issue debt securities to third-party investors. In June 2017, the Group, through its VIE, Shenzhen Minheng, created an asset-backed securities (the “ABS”) which was issued and listed on the Shanghai Stock Exchange in June 2017. The ABS size was RMB245 million. Of the total commitment, 5 institutional funding partners purchased RMB180.0 million senior tranche securities A, bearing interest at 6%, representing 73.5% of total securities issued by the ABS Plan. Qunar purchased RMB40.0 million senior tranche securities B, bearing interest at 7%, representing 16.3% of total securities. The Group purchased all subordinated tranche securities amounting to RMB25.0 million, representing 10.2% of the total securities issued. Interest payments began in June 2017 and payable monthly through May 2018. Beginning June 2018, monthly payments consists of both principal and interest with a final maturity of June 2019, and repay the payment ahead of the final maturity of November 2018. The Group has power to direct the activities that most significantly impact economic performance of the ABS by providing the loan servicing and default loan collection services. The Group also has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE as the Group purchased all subordinated tranche securities. Accordingly, the Group is considered as the primary beneficiary of the ABS and has consolidated the ABS’s assets, liabilities, results of operations, and cash flows in the Group’s consolidated financial statements.

As of December 31, 2018, the Group, through its VIEs, created several trusts which were administered by third-party trust companies, including Yunnan Trusts, and Huarun Trusts. These trusts were set up with total assets of RMB200 million each. As of December 31, 2018, the loans held by these trusts are all personal installment loans made to individual borrowers with an original term up to 12 months, which are recognized as short-term funding debts on the consolidated financial statements. The external investors purchased senior tranche securities, bearing the interest from 6.8% to 8.5%, representing a range of 85% to 96% of total securities issued by these trusts. The Group is obligated to purchase subordinated tranche securities, representing a range of 4% to 15% of total securities issued by these trusts. The Group agreed to repurchase delinquent loans outstanding for more than 60 days during the trust term and to purchase any loans that are due but not been fully paid at the trust termination. Therefore, the Group is considered to hold a significant variable interest in these trusts. Moreover, the Group has power to direct the activities that most significantly impact economic performance of the trusts by providing the assets servicing, default loan collection services and deciding which borrower to issue loan to. The Group also has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE, as the Group agreed to repurchase delinquent loans, purchase subordinated tranche securities and receive service fees from rendering service. Therefore, the trusts arrangement is considered as the variable interest entity under ASC 810, which was in turn consolidated by the Group.

As of December 31, 2018, the Group , through its VIE, created the trusts which were administered by third-party trust companies, including Yunnan Trusts I and Huarun Trust. The trusts were set up with total assets ranging from RMB100 million to RMB200 million. As of December 31, 2018, the loans held by the trust are all personal installment loans made to individual borrowers with an original term up to 24 months, which are recognized as long-term funding debts on the consolidated financial statements. The external investors purchased senior tranche securities A, bearing interest from 7% to 8.2%, representing a range of 80% to 90% of total securities issued by these trusts. China Securities Credit Investment purchased senior tranche securities B, bearing interest at 8.5%, representing 10% of total securities issued by the trust. The Group also is obligated to purchase subordinated tranche securities, representing a range of 10% of securities. The Group agreed to repurchase delinquent loans outstanding for more than 60 days during the trust term and to purchase any loans that are due but not been fully paid at the trust termination. Therefore, the Group is considered to hold a significant variable interest in these trusts. Moreover, the Group has power to direct the activities that most significantly impact economic performance of the trusts by providing the assets servicing, default loan collection services and deciding which borrower to issue loan to. The Group also has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE, as the Group agreed to repurchase delinquent loans, purchase subordinated tranche securities and receive service fees from rendering service. Therefore, the trusts arrangement is considered as the variable interest entity under ASC 810, which was in turn consolidated by the Group.

Accordingly, the Group is considered as the primary beneficiary of these trusts and has consolidated these trusts’ assets, liabilities, results of operations, and cash flows in the Group’s consolidated financial statements. (See also note 2(j))

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

15. Short-term borrowings

On November 8, and December 5, 2018, the Group entered into three loan agreements with Bank of Jiangsu Co., Ltd(Beijing Branch), pursuant to which the Group is entitled to borrow a secured RMB denominated loan, with the aggregated principal amount of RMB220,000 with the interest rate of approximately 4.35% and 4.785% for less than one year. The loans are intended for general working capital purposes. As of December 31, 2018, the outstanding balance of the loan was secured by RMB245,565 restricted time deposit of the Group.

On July 12, 2018, the Group entered into a loan agreement with Xiamen International Bank Co., Ltd, pursuant to which the Group is entitled to borrow a secured RMB denominated loan of RMB68,141 with an interest rate of approximately 2.58%. The loan was fully repaid on December 25, 2018.

16. Financial guarantee liabilities

The following table sets forth the guarantee liability movement activities for the years ended December 31, 2018.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of the year	—	—	—
Fair value of financial guarantee liabilities upon the inception of new loans	—	—	44,549
Release of financial guarantee liabilities upon repayment	—	—	(21,397)
Payouts during the period	—	—	(7,615)
Contingent liabilities	—	—	—

Balance at the end of the year	—	—	15,537

As of December 31, 2018, the amounts of maximum potential future payment the Group would be required to make were RMB 606,277.

17. Accrued expenses and other liabilities

Accrued expenses and other liabilities as of December 31, 2017 and 2018, consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Payable to Business Partners for point-of-sale installment loans	31,877	4,681
Payable to asset management companies for funds received from customers	22,107	3,516
Payables to individual investors on Jimu Box and financial partners for collecting principal and interests on behalf of borrowers	15,492	9,586
Payroll payable	22,243	21,655
Payable related to professional fees	14,057	16,819
Payable related to service fees and others	3,022	8,937
Payable related to rental fees	1,400	—
Payables related to long-term investments	—	35,000
Deferred revenue	1,916	54,686
Others	75	2,582
Total	112,189	157,462

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

18. Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the subsidiary to the Company are not subject to withholding tax in Hong Kong.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Effective January 1, 2008, the EIT Law in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment. High and new technology enterprises enjoy a preferential tax rate of 15% under the EIT Law. Beijing Hongdian is qualified as a “high and new technology enterprise” under the EIT Law and is eligible for a preferential enterprise income tax rate of 15%, for the period from 2016 to 2019, so long as it obtains approval from the relevant tax authority and if it is profitable during the period.

Sky City WFOE is qualified as a “high and new technology enterprise” under the EIT Law and is eligible for a preferential enterprise income tax rate of 15%, for the period from 2018 to 2021, so long as it obtains approval from the relevant tax authority and if it is profitable during the period.

Pintec Beijing WFOE is qualified as a “high and new technology enterprise” under the EIT Law and is eligible for a preferential enterprise income tax rate of 15%, for the period from 2018 to 2021, so long as it obtains approval from the relevant tax authority and if it is profitable during the period.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” For the years ended December 31, 2017 and 2018, the Group did not have operations outside of the PRC, thus would not be subject to this tax.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

18. Taxation (Continued)

Withholding tax on undistributed dividends

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%. The Group did not record any dividend withholding tax, as the Group’s FIE, the PRC WFOE, has no retained earnings in any of the period presented.

The Group recorded income tax expense of RMB18,516 and RMB5,709 for the years ended December 31, 2017 and 2018.

The following table sets forth current and deferred portion of income tax (benefit)/expense of the Company’s China subsidiaries, VIEs, and subsidiaries of the VIEs:

	For the year ended December 31,
	2016	2017	2018
Current income tax expense	167	18,516	42,610
Deferred income tax benefit	—	—	(36,901)
Income tax expense	167	18,516	5,709

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rates:

	For the year ended December 31,
	2016	2017	2018
Statutory income tax rate in PRC	25.00%	25.00%	25.00%
Tax effect of non-deductible expenses	0.18%	6.54%	272.15%
Changes in valuation allowance	-25.18%	-52.83%	-211.94%
Tax rate difference from statutory rate in other jurisdictions*	—	-6.62%	42.03%
Tax effect of preferential tax treatments	—	—	-54.78%
Effective tax rate	—	-27.91%	72.46%

* It is primarily due to the tax effect of the Company as a tax-exempt entity incorporated in the Cayman Islands.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

18. Taxation (Continued)

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts and credit losses and impairment loss of long-term investment	3,188	34,154	45,841
Deductible advertising fees	2,842	1,894	1,894
Net operating loss carry forwards	12,886	14,979	18,191
Accrued expense and other liabilities	—	—	1,073
Net operating loss carry forwards acquired in a business combination	2,204	1,763	1,322
Subtotal	21,120	52,790	68,321

Less: valuation allowance	(18,916)	(51,027)	(30,098)
Total deferred tax assets, net	2,204	1,763	38,223
Deferred tax liabilities:
Intangible assets acquired in a business combination	2,204	1,763	1,322
Net deferred tax liabilities	2,204	1,763	1,322

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

18. Taxation (Continued)

Changes in valuation allowance are as follows:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of the year	14,018	18,916	51,027
Additions	4,898	32,111	15,305
Reversals	—	—	(36,234)
Balance at end of the year	18,916	51,027	30,098

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses.

As of December 31, 2017, the Group provided full valuation allowance of RMB34,154, for the deferred tax assets related to provision for doubtful accounts and credit losses. Given that the Group had limited successful experience in getting approval from the relevant tax authorities for the deduction of the tax allowance on provision for credit losses, the Group believes it is more-likely-than-not that these deferred tax assets will not be utilized in the future.

For the years ended December, 2017 and 2018, Shenzhen Minheng and Sky City WFOE had cumulatively achieved pre-tax profit for the these consecutive years, and the Group forecasted these two subsidiaries are likely to continue to achieve pre-tax profit in 2019. As a result, the Group made an assessment as of December 31, 2018 and considered that the deferred tax assets for these two subsidiaries are more likely than not to be utilized in the future, and therefore concluded that the previously recognized valuation allowance for these two subsidiaries should be reversed in income statement as an income tax benefit (i.e. a credit of income tax expense).

As of December 31, 2017 and 2018, the Group had net operating loss carryforwards of approximately RMB70,191 and RMB99,824, respectively, which arose from the Group’s other subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC, except for Shenzhen Minheng and Sky City WFOE. As of December 31, 2017 and 2018, deferred tax assets arose from the net operating loss carryforwards amounted to RMB14,978 and RMB18,191 million was provided for full valuation allowance respectively. As of December 31, 2018, the net operating loss carryforwards will expire in 2023, if not utilized.

19. Share based compensation expenses

Share based compensation expenses for periods prior to the Reorganization relate to the share options or restricted shares granted by Jimu Parent to the employees of the Pintec Business. For the years ended December 31, 2017 and 2018, total share based compensation expenses allocated from Jimu Parent were RMB31,018 and RMB36,496, respectively.

Share options issued by Jimu Parent to employees of the Company

Starting from 2014, Jimu Parent granted multiple tranches of share options with tiered vesting commencement dates to employees, including employees of the Pintec Business. The options are generally scheduled to be vested over four years, one-fourth of the awards shall be vested upon the end of the calendar year in which the awards were granted or the first anniversary dates of the grants, and the remaining of the awards shall be vested on straight line basis. Options granted typically expire in ten years from the respective vesting commencement date as stated in the grant letters.

A summary of activities of the service-based share options granted to the employees of the predecessor operations of Pintec Business for the years ended December 31, 2016, 2017 and 2018 is presented below:

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

19. Share based compensation expenses (Continued)

	Options Outstanding	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (In years)	Average Intrinsic Value (RMB in thousands)
Outstanding as of December 31, 2016	11,612,548	0.82	9.00	2,274
Granted	4,627,563	1.00
Exercised	—	—
Forfeited	(353,069)	1.00
Outstanding as of December 31, 2016	15,887,042	0.87	8.63	26,538
Outstanding as of January 1, 2017	15,887,042	0.87	8.63	26,538
Granted	520,000	1.00
Exercised	—	—
Forfeited	(204,150)	1.00
Outstanding as of December 31, 2017	16,202,892	0.87	7.75	27,998
Outstanding as of January 1, 2018	16,202,892	0.87	7.75	27,998
Granted	—
Exercised	—
Forfeited	(333,780)	1.00
Outstanding as of December 31, 2018	15,869,112	0.87	6.46	27,885

Vested and expected to vest as of December 31, 2016	15,887,042	0.87	8.63	26,538
Exercisable as of December 31, 2016	5,627,542	0.74	8.63	2,755
Vested and expected to vest as of December 31, 2017	16,202,892	0.87	7.75	27,998
Exercisable as of December 31, 2017	9,219,980	0.79	7.75	8,824
Vested and expected to vest as of December 31, 2018	15,869,112	0.87	6.46	27,885
Exercisable as of December 31, 2018	12,121,038	0.81	6.46	16,353

There were 4,627,563, 520,000 and nil options granted for the years ended December 31, 2016, 2017 and 2018. The weighted average grant date fair value of options granted for the years ended December 31, 2016, 2017 and 2018 was US$1.5, US$1.88 and nil, respectively.

For the years ended December 31, 2016, 2017 and 2018, share-based compensation expenses recognized associated with the service-based share options granted to employees of the predecessor operations of Pintec Business and allocated to the Company were RMB13,025, RMB20,910 and RMB26,775, respectively.

As of December 31, 2017 and 2018, there was RMB49,854 and RMB27,902 of unrecognized share-based compensation expenses, adjusted estimated forfeitures, related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 0.66 years, and may be adjusted for future change in estimated forfeitures.

The estimated fair value of each option grant is estimated on the date of grant using the Binominal option-pricing model with the following assumptions:

2017 and 2018
Expected volatility	34.6%~40.2%
Risk-free interest rate (per annum)	2.02%~3.02%
Exercise multiples	2.2~2.8
Expected dividend yield	0.00%
Expected term (in years)	10
Fair value of the underlying shares on the date of option grants (US$)	0.45~2.70

The use of a valuation model requires the Company to make certain assumptions of Jimu Parent with respect to selected model inputs. The expected volatility is calculated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk free interest rate is estimated based on the yield to maturity of China treasury bonds based on the expected term of the incentive shares. Jimu Parent has not declared or paid any cash dividends on its capital stock, and does not anticipate any dividend payments on its ordinary shares in the foreseeable future. The estimated forfeiture rate is determined based on the fact that vested incentive shares would only be forfeited in the event of misconduct by the holders of the incentive shares.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

19. Share based compensation expenses (Continued)

Restriction of ordinary shares held by senior management

In connection with Jimu Parent’s issuance of Series A preferred shares on March 5, 2014, 40% of the 72,000,000 ordinary shares held by certain members of Jimu Parent’s senior management became restricted pursuant to the shareholders’ agreement. The 40% of the shares subject to vesting thereafter in 60 equal and continuous monthly installments following the grant date, provided that the founders’ continuous service for the Jimu Parent. This arrangement is accounted for similar to a reverse stock split, followed by the grant of restricted stock awards to the founders subject to service vesting conditions. These shares issued are determined to be share-based compensation. The fair value of the ordinary shares at the grant date was estimated using the income approach. The difference between the fair value and par value is recognized as compensation expenses using graded vesting method over the requisite service period, which is the vesting period. Grant date fair value per restricted share on March 5, 2014 is USD0.45.

As of December 31, 2017 and 2018, an aggregate of 4,096,458 and 1,568,000 of the restricted shares remained unvested, respectively. The activities of the total restricted ordinary shares for the years ended December 31, 2017 and 2018 are summarized as below:

	Number of shares	Weighted- Average Grant Date Fair Value (in US$)
Unvested at January 1, 2016	10,772,744
Granted	400,000	1.79
Vested	(3,650,143)
Unvested at December 31, 2016	7,522,601

Unvested at January 1, 2017	7,522,601
Granted	—	—
Vested	(3,426,143)
Unvested at December 31, 2017	4,096,458

Unvested at January 1, 2018	4,096,458
Granted	—	—
Vested	(1,987,648)
Forfeited	(540,810)
Unvested at December 31, 2018	1,568,000

For the years ended December 31, 2017 and 2018, share-based compensation expenses recognized associated with the restricted ordinary shares and allocated to the Company were RMB10,108 and RMB9,721, respectively. As of December 31, 2017 and 2018, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested service-based restricted ordinary shares, was RMB12,833 and RMB2,988, respectively.

Share options issued by Pintec to mirror the options originally granted by Jimu Parent

In connection with the Reorganization and as a result of the anti-dilution provision in the option plan and agreement regarding the options issued by Jimu Parent, 23,187,818 options to purchase the underlying Pintec ordinary shares were issued by the Company as of March 27, 2018 under the Company’s first share incentive plan (the “First Plan”). For each of the outstanding share options granted under the Jimu Plan before the Reorganization, excluding those that were forfeited, it was additionally paired with one share option issued by the Company under the First Plan after the Reorganization, as an equitable adjustment pursuant to the anti-dilution provision.

In accordance with ASC 718-20-35-6, exchanges of share options or other equity instruments or changes to their terms in conjunction with an equity restructuring (i.e. the Reorganization) are modifications of the share options and that the accounting for a modification in conjunction with an equity restructuring requires a comparison of the fair value of the modified awards with the fair value of the original award immediately before the modification in accordance with ASC 718-20-35-3. The Company engaged an independent valuation firm to assist the management in valuing the options before and after the modification. It was determined that there was no significant fair value difference before and after the modification.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

19. Share based compensation expenses (Continued)

With respect to the Pintec options and Jimu Parent options held by the employees of the Group, the Group determined to recognize share based compensation expense in its consolidated financial statements the remaining unrecognized compensation cost pertaining to the unvested options of Jimu Parent which are retained by the employees of the Company, in addition to the cost pertaining to the unvested options issued by the Company to its employees in connection with the equity restructuring.

Incremental fair value, if any, for unvested awards would be recognized prospectively in the consolidated financial statements of the Company in accordance with ASC 718-20-55-104. Since there was no incremental fair value before and after the modification, no additional compensation cost was recognized in accordance with ASC 718-20-55-104 post the Reorganization.

Share options granted by Pintec to employees of the Company

The Group granted 16,397,500 stock options and 740,000 stock options on May 31, 2018 and July 31, 2018, respectively, to its employees and directors of the Company under the First Plan with an exercise price of US$0.000125. The fair value of the Company’s options was estimated to be $1.2785 per option granted on May 31, 2018, and $1.4506 per option granted on July 31, 2018 under the plan. These awards have a service condition and an initial public offering performance condition. For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share-based compensation expenses for these options that have satisfied the service condition will only be recorded upon the completion of the IPO.

The Group granted 610,000 stock options on November 28, 2018 to its employees and directors of the Company under the Second Plan with an exercise price of US$0.000125. The fair value of the Company’s options was estimated to be $1.5899 per option granted on November 28, 2018. These awards have a service condition.

A summary of activities of the service and performance-based share options granted to the employees and directors of the Company for the year ended December 31, 2018 are presented below:

	Options Outstanding	Weighted-Average Grant-Date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	(In years)	(RMB in thousands)
Outstanding as of December 31, 2017	—	—	—	—
Granted	17,747,500	1.2964	10	154,775
Exercised	—	—	—	—
Forfeited	(235,936)	1.2785	—	—
Outstanding as of December 31, 2018	17,511,564	1.2968	8.47	153,999

Expected to vest as of December 31, 2018	17,511,564	1.2968	8.47	153,999

For the year ended December 31, 2018, Share-based Compensation expenses recognized associated with share options granted by the company were RMB94,764. As of December 31, 2018, there was RMB52,959 of unrecognized share-based compensation, adjusted for estimated forfeitures, related to the share options granted to the Group’s employees and directors.

The estimated fair value of option granted on May and July is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

For the year ended December 31, 2018
Expected volatility	37.6%
Risk-free interest rate (per annum)	2.7%~2.89%
Expected dividend yield	—
Expected term (in years)	10
Fair value of the underlying shares on the date of option grants (US$)	1.2785~1.4506

The estimated fair value of option granted on November is estimated on the date of grant using the Binomial option pricing model.

The use of a valuation model requires the Company to make certain assumptions of the Group with respect to selected model inputs. The expected volatility at the grant date is estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk free interest rate is estimated based on the yield to maturity of China treasury bonds at the option valuation date. Expected term is the contract life of the option. The Group has not declared or paid any cash dividends on its capital stock, and does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

20. Pre-IPO Preferred Shares

The Pre-IPO Series Seed-A-1, A-2, B, C and Series A-1, and A-2 Preferred Shares are collectively referred to as the “Pre- IPO Preferred Shares”.

The major rights, preferences and privileges of the Pre-IPO Preferred Shares are as follows:

Conversion rights

Each of the Pre-IPO Preferred Shares is convertible, at the option of the holder, into the Company’s ordinary shares at an initial conversion ratio of 1:1 at any time after the date of issuance of such Pre-IPO Preferred Shares, subject to adjustments in the event of

(i)  share splits, share combinations, share dividends or distribution, other dividends, recapitalizations and similar events, or (ii) issuance of ordinary shares (excluding certain events such as issuance of ordinary shares pursuant to a public offering) at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance.

The Pre-IPO Preferred Shares shall be automatically converted based on the conversion price, into Ordinary Shares upon the earlier of (i) the closing of a QIPO, or (ii) with respect to the Pre-IPO Series Seed A Shares, the vote or written consent of the holders of more than 50% of the then outstanding Pre-IPO Series Seed A Preferred Shares (voting together as a single class), with respect to the Pre-IPO Series Seed B Shares, the vote or written consent of the holders of more than 50% of the then outstanding Pre-IPO Series Seed B Preferred Shares (voting together as a single class), and with respect to the Pre-IPO Series Seed C Shares, the vote or written consent of the holders of more than 50% of the then outstanding Pre-IPO Series Seed C Preferred Shares (voting together as a single class), with respect to the Pre-IPO Series A-1 Shares, the vote or written consent of the holders of more than 50% of the then outstanding Pre-IPO Series A-1 Preferred Shares (voting together as a single class), with respect to the Pre-IPO Series A-2 Shares, the vote or written consent of the holders of more than 50% of the then outstanding Pre-IPO Series A-2 Preferred Shares (voting together as a single class).

Dividend rights

The holders of Pre-IPO Preferred Shares are entitled to receive non-cumulative dividends prior and in preference to any declaration or payment of any dividend on Ordinary Shares carried at the rate of 8% of original issuance price per annum as and when declared by the board of directors.

After payment of such preferential dividends on Preferred Shares during any year, any further dividends or distribution distributed during such year shall be declared and paid ratably on the outstanding Preferred Shares (on an as-converted basis) and the ordinary shares.

No dividends on Preferred Shares and ordinary shares have been declared since the inception through December 31, 2018.

Liquidation preferences

In the event of any liquidation, dissolution or winding up of the Group, either voluntarily or involuntarily, the holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets.

Upon liquidation, Series A-2 Preferred Shares shall rank senior to Series A-1 Preferred Shares, Series A-1 Preferred Shares shall rank senior to Series Seed-C Preferred Shares, Series Seed C Preferred Shares shall rank senior to Series Seed B Preferred Shares, Series Seed B Preferred Shares shall rank senior to Series Seed A Preferred Shares, and Series Seed A Preferred Shares shall rank senior to ordinary shares.

The holders of Series A-2 Preferred Shares shall be entitled to receive an amount equal to 100% of the Series A-2 Preferred Share issue price with respect to each Series A-2 Preferred Share on an as converted basis, plus all dividends declared and unpaid with respect thereon (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) with respect to each Series A-2 Preferred Share on an as converted basis.

The holders of Series A-1 Preferred Shares shall be entitled to receive an amount equal to 100% of the Series A-1 Preferred Share issue price with respect to each Series A-1 Preferred Share on an as converted basis, plus all dividends declared and unpaid with respect thereon (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) with respect to each Series A-1 Preferred Share on an as converted basis.

The holders of Series Seed-C Preferred Shares shall be entitled to receive an amount equal to 100% of the Series Seed-C Preferred Share deemed issue price with respect to each Series Seed-C Preferred Share on an as-converted basis, plus all dividends declared and unpaid with respect thereon (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) with respect to each Series Seed-C Preferred Share on an as-converted basis.

The holders of Series Seed-B Preferred Shares, shall be entitled to receive an amount equal to 100% of the Series Seed-B Preferred Share deemed issue price with respect to each Series Seed-B Preferred Share on an as-converted basis, plus all dividends declared and unpaid with respect thereon (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per share, then held by such holder.

The holders of Series Seed-A Preferred Shares, shall be entitled to receive an amount equal to 100% of the Series Seed-A Preferred Share deemed issue price with respect to each Series Seed-A Preferred Share on an as converted basis, plus all dividends declared and unpaid with respect thereon (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per share, then held by such holder.

After distribution or payment in full of the amount distributable or payable on the Series A-2 Preferred Shares, Series A-1 Preferred Shares, Series Seed C Preferred Shares, Series Seed B Preferred Shares, and Series Seed-A Preferred Shares, the remaining assets of the Company available for distribution to members shall be distributed ratably among the holders of outstanding ordinary shares and the holders of outstanding Preferred Shares in proportion to the number of outstanding ordinary shares held by them (on an as converted basis).

Voting rights

The holder of each ordinary share issued and outstanding has one vote for each ordinary share held and the holder of each Preferred Shares has the number of votes as equals to the number of ordinary shares then issuable upon their conversion into ordinary shares. The holders of the Preferred Shares shall vote together with the holders of ordinary shares on all matters submitted to a vote of the shareholders of the Company and not as a separate class.

Redemption rights

At any time after May 17, 2022 in the event that a qualified initial public offering (“QIPO”) has not occurred and the Preferred Shares have not been converted, or for Series Seed A Preferred Shares, Series Seed B Preferred Shares, Series Seed C Preferred Shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares, if requested by the holders of the respective series of Preferred Shares then outstanding, the Group shall redeem all or part of the respective outstanding Preferred Shares in that series. The redemption prices shall be the sum of (i) the Preferred Shares deemed issue price or issue price; (ii) all dividends declared and unpaid; and (iii) annual interest calculated at 8% per annum on the deemed issue price, compounded annually.

The Group accretes changes in the redemption value over the period from the date of original issuance of the Preferred Shares to their respective earliest redemption date using effective interest method. Changes in the redemption value are considered to be changes in accounting estimates. The accretion will be recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

Accounting of Preferred Shares

The Group records accretion on the Preferred Shares, where applicable, to the redemption value from the original issuance dates to the earliest redemption dates. The accretion of Preferred Shares was RMB65.4 million for the years ended December 31, 2018, respectively. The Preferred Shares are recorded initially at fair value, net of issuance costs.

The Group determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Preferred Shares. In making this determination, the Group compared the initial effective conversion prices of the Preferred Shares and the fair values of the Group’s ordinary shares determined by the Group at the issuance dates.

The Group’s preferred shares activities for the years ended December 31, 2018 are summarized below:

	Series Seed-A-1 Preferred Shares		Series Seed-A-2 Preferred Shares		Series Seed-B Preferred Shares		Series Seed-C Preferred Shares		Series A-1 Preferred Shares		Series A-2 Preferred Shares		Mezzanine Equity
	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	Total No. of shares	Total Amount
Balances as of December 31, 2017	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Completion of reorganization	2,500,000	2,437	17,678,568	21,975	37,257,705	175,563	42,747,918	497,007	—	—	—	—	100,184,191	696,982
Issuance of Preferred Shares	—	—	—	—	—	—	—	—	25,650,679	267,893	38,829,699	407,444	64,480,378	675,337
Preferred Shares redemption value accretion	—	161	—	1,497	—	11,493	—	32,589	—	7,847	—	11,768	—	65,355
Conversion of Pre-IPO Preferred Shares into Class A Ordinary Shares	(2,500,000)	(2,598)	(17,678,568)	(23,472)	(37,257,705)	(187,056)	(42,747,918)	(529,596)	(25,650,679)	(275,740)	(38,829,699)	(419,212)	(164,664,569)	(1,437,674)
Balances as of December 31, 2018	—	—	—	—	—	—	—	—	—	—	—	—	—	—

The accretion of the preferred shares presented in the above table is calculated for the period from the date the preferred shares were actually issued upon the completion of the Reorganization to the date these shares were redesignated into ordinary shares upon IPO.

Ordinary Shares

In October 2018, the Company completed its IPO on the NASDAQ Global Select Market. In the offering, 3,725,000 American depositary shares (“ADSs”), representing 26,075,000 Class A Ordinary Shares, were issued and sold to the public at a price of US$11.88 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately US$40.7 million (RMB280.1 million).

In November 2018, the Company completed its followed offering 483,070 ADS, representing 3,381,490 Class A Ordinary Shares, were issued and sold to the public at a price of US$11.88 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately US$5.3 million (RMB36.4million).

Immediately prior to the completion of the IPO, the Company adopted a dual-class share structure, consisting of Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.000125 per share. All of the issued and outstanding Pre-IPO Class A Ordinary Shares were automatically re-designated into Class A Ordinary Shares on a one-for-one basis, and all of the issued and outstanding Pre-IPO Preferred Shares were automatically converted and redesignated into Class A Ordinary Shares on a one-for-one basis. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except that the holders of Class A Ordinary Shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares are entitled to fifteen votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The Group concluded that the adoption of dual-class share structure did not have a material impact on its consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

21. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2017 and 2018:

Name of related parties	Relationship with the Group
Jimu Group	An entity and its certain subsidiaries that have a high degree of overlap in shareholding with the Group and share three common board members.
BBAE Holdings Limited	An entity which has two common directors of the Board of Directors with the Company who can significantly influence both the entity and the Company
BBAE Advisors LLC	An entity which is a wholly owned subsidiary of BBAE Holdings Limited
Beijing Liangduo Science and Technology Co. Ltd.	An entity which the Group holds 18% equity interests
Changsha Liangduo Business Consulting Co., Ltd	An entity which Beijing Liangduo Science and Technology Co., Ltd holds 90% equity interests

(a)The Group entered into the following transactions with related parties:

	For the year ended December 31,
Transactions	2017	2018
	RMB	RMB
(i) Transactions recorded in costs and expenses
—Cost and expenses allocated from Jimu Group	102,263	48,687
—Service fees to Jimu Group for the peer-to-peer matching services for the funding debts	1,235	458

(ii) Financing/investing transactions
—Net cash advances from/(to) the Jimu Group	23,121	(441,491)
—Cash repayment to Jimu Group	—	(23,121)
—Loan proceeds from Jimu Group documented in loan agreements	29,270	12,711
—Loan issued to Jimu Group documented in loan agreements and other financing transactions	—	(59,636)
—Collection of loan issued to Jimu Group	—	52,169

(i)            Transactions recorded in costs and expenses

The cost and expenses allocated from Jimu Group represents general expenses, including stock based compensation costs, shared corporate marketing expenses, bandwidth and server hosting costs, charged by Jimu Group, pursuant to the Reorganization Agreements. (Note 1(b)).

(ii)           Financing/investing transactions

Net cash advances from/(to) the Jimu Group

For the year ended December 31, 2017, the Group received cash advances from Jimu Group with the aggregate amount of RMB23.1 million, which was fully repaid to Jimu Group subsequently in 2018.

For the year ended December 31, 2018, the Group made a series of cash advances to Jimu Group that were not documented contemporaneously by loan agreements. The aggregate amount of cash advances made to Jimu Group was RMB441.5 million, including U.S. dollar-denominated cash advances of RMB146.6 million (US$21.4 million), and RMB-denominated cash advances of RMB294.9 million.

Loan proceeds from Jimu Group

For the year ended December 31, 2017, the Company and certain of its subsidiaries entered into a series of loan agreements with Jimu Group, pursuant to which the Group drew down RMB-denominated loan from Jimu Group, to facilitate the Group’s business operation, with the aggregate amount of RMB29.3 million. All of the loans carried a fixed rate of interest of 12% as of the dates when the loan principal was drawn down. As of December 31, 2018, the Group had repaid the loan principal of RMB18.2 million.

For the year ended December 31, 2018, the Company and certain of its subsidiaries entered into a series of loan agreements with Jimu Group, pursuant to which the Group drew down RMB denominated loan from Jimu Group, with the aggregate amount of RMB12.7 million. All of the loans carried a fixed rate of interest ranging from 12.13% to 12.8%.

Loan issued to Jimu Group and other financing transactions

For the year ended December 31, 2018, the Company had entered into a loan agreement with Jimu Group, pursuant to which Jimu Group drew down U.S. dollar-denominated loan from the Group, with the aggregate amount of RMB52.2 million (US$7.6 million) which was not interest bearing. As of December 31, 2018, such loan to Jimu Group had been fully collected. In addition, the Company had other financing transactions with Jimu Group amounting to RMB7.4 million.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

21. Related party transactions (Continued)

(b)The Group had the following balances with the major related parties:

	As of December 31,
	2017	2018
	RMB	RMB
Due from Jimu Group	228,548	475,426
BBAE Holdings Limited	478	—

Total	229,026	475,426

Due to Jimu Group	385,035	89,453
BBAE Advisors LLC	527	721
Beijing Liangduo Science and Technology Co. Ltd.	927	4,348
Changsha Liangduo Business Consulting Co., Ltd.	—	2,074

Total	386,489	96,596

For the year ended December 31, 2018, in addition to payments the Group made to Jimu Group in the ordinary course of business and the U.S. dollar-denominated loan of RMB52.2 million (US$7.6 million) made to Jimu Group, the Group made a series of cash advances to Jimu Group in both U.S. dollars and Renmibi, that were not documented contemporaneously by loan agreements. As a result of these cash advances, the amounts due from Jimu Group on our balance sheet became much larger than the amounts due to Jimu Group. As of December 31, 2018, the Company had RMB475.4 million (US$69.1 million) in amounts due from Jimu Group including the balance of RMB-denominated cash advances amounting to RMB294.9 million (US$ 42.9 million) and US dollar denominated cash advances amounting to RMB146.6 million (US$21.4 million), as compared to RMB89.5 million (US$13.0 million) in amounts due to Jimu Group.

Subsequent to December 31, 2018, the Group and Jimu Group have entered into certain loan repayment agreements for the above RMB and U.S. dollar denominated cash advances (Note 25(b)(i)). The cash advances denominated in RMB as of December 31, 2018, were fully settled by offsetting against the purchase price of RMB230 million (US$33.5 million) for the acquisition of Jimu Micro Finance (Note 25(c)(i)) and offsetting part of the initial guarantee deposit as required by the information service cooperation agreement entered into by the Group and Jimu Group in July 2019 (Note 25(c)(ii)). In addition, as of July 30, 2019, Jimu Group also has repaid the Group the loan principal and related interest of the U.S. denominated loan with the aggregate amount of RMB21.5 million (US$3.1 million) (Note 25).

22. Defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB38,378 and RMB32,821 for the years ended December 31, 2017 and 2018.

23. Unaudited pro forma net loss per share

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

The Company issued ordinary shares to Jimu Parent ordinary shareholders in connection with the Reorganization in March 2018 (See Note 1). 72,000,000 ordinary shares and certain preferred shares were issued and outstanding upon the completion of the Reorganization (See Note 1) in March 2018. Proforma basic and diluted net loss per ordinary share reflecting the effect of the issuance of ordinary shares and preferred shares to Jimu Parent shareholders are presented as if they had been existed since January 1, 2016 and the accretion of the preferred shares is calculated as if the preferred shares had been existed since January 1, 2016. For the years ended December 31, 2017 and 2018, the Series Seed-A-1 Preferred Shares, Series Seed-A-2 Preferred Shares, Series Seed-B Preferred Shares, Series Seed-C Preferred Shares, the Series A-1 Preferred Shares, the Series A-2 Preferred Shares, and convertible loans convertible into ordinary shares were anti-dilutive and thus excluded from the calculation of proforma diluted net (loss)/income per share of the Company.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

23. Unaudited pro forma net loss per share (Continued)

The unaudited pro forma basic and diluted net loss per ordinary share for each of the years are presented as follows:

	For the year ended December 31,
	2017	2018	2018
	RMB	RMB	USD
Pro forma basic net loss per ordinary share calculation:
Numerator:
Net (loss)/income	(84,860)	2,171	315
Accretion on Series Seed-A-1 Preferred Shares redemption value	(167)	(203)	(30)
Accretion on Series Seed-A-2 Preferred Shares redemption value	(1,502)	(1,874)	(273)
Accretion on Series Seed-B Preferred Shares redemption value	(11,881)	(14,476)	(2,105)
Accretion on Series Seed-C Preferred Shares redemption value	(31,943)	(40,602)	(5,905)
Accretion on Series A-1 Preferred Shares redemption value	—	(7,847)	(1,141)
Accretion on Series A-2 Preferred Shares redemption value	—	(11,768)	(1,712)
Net loss attributable to ordinary shareholders	(130,353)	(74,599)	(10,851)

Denominator:
Weighted average ordinary shares outstanding-basic	62,875,631	103,995,794	103,995,794

Pro forma net loss per ordinary share basic	(2.07)	(0.72)	(0.10)

Pro forma diluted net loss per ordinary share calculation:
Numerator:
Net loss attributable to ordinary shareholders-diluted	(130,353)	(74,599)	(10,851)

Denominator:
Weighted average ordinary shares outstanding-basic	62,875,631	103,995,794	103,995,794
Ordinary shares issuable upon the exercise of outstanding stock option using the treasury stock method	—	—	—

Weighted average ordinary shares outstanding-diluted	62,875,631	103,995,794	103,995,794

Pro forma net loss per ordinary share diluted	(2.07)	(0.72)	(0.10)

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

24. Commitments and contingencies

Operating lease commitment

The Group has entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as follows:

	Payment due by schedule
	Less than 1 year	1 - 2 years	2 - 3 years	Total
Office rental	8,851	—	—	8,851
Bandwidth leasing	535	—	—	535
	9,386	—	—	9,386

For the years ended December 31, 2017 and 2018, the Group incurred office rental expenses in the amounts of RMB17,028 and RMB15,784, respectively and incurred bandwidth leasing expenses in the amounts of RMB652 and RMB1,072, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

24. Commitments and contingencies (Continued)

Debt Obligation

The expected repayment amount of the debt obligations are as follows:

	Payment due by schedule
	Less than 1 year	1 - 2 years	2 - 3 years	More than 3 years	Total
Funding Debts obligations
Loan payables to individual investors via financial partners	268,167	—	—	21,498	289,665
Consolidated trusts	290,103	—	—	—	290,103
Loan payables to a shareholder	121,687	—	—	—	121,687
Interest payments	24,300	2,511	2,511	2,092	31,414

Total Funding Debts obligations	704,257	2,511	2,511	23,590	732,869

Legal Proceedings

As of December 31, 2017 and 2018, the Group was not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position results of operations, or cash flows.

25. Subsequent events

a) Repayment of loan to Plutux Labs

As of May 5, 2019, the Company has received full repayments of the whole outstanding loan principal of RMB 137,510 (US$20.0 million) and interest of RMB 0.83 million (US$0.12 million) from Plutux Labs.

Based on the interest rate of 10.5% p.a. pursuant to the original loan agreement with Plutux Labs and the number of days the loan principal was outstanding, as of December 31, 2018, the aggregate interest that the Company should be entitled to receive was RMB 6 million (US$0.88 million).

As of May 5, 2019, the Company and Plutux Labs agreed that Plutux Labs was only required to pay RMB 0.83 million (US$0.12 million) as interest to the Company.

The Company considered that this was an adjusting event and accordingly the Company wrote down the balance of interest receivable as of December 31, 2018 to the amount of RMB0.83 million (US$0.12 million), which was the amount the Company has actually recovered after the year end.

b) Additional cash advances to Jimu Group

Subsequent to the year ended December 31, 2018, the Group made additional cash advances to Jimu Group from January to May 2019, without contemporaneous loan agreement in the aggregate amount of RMB449.9 million (US$65.4 million).

(i) Cash Advances and Loan Agreements

The Group entered into two loan agreements with Jimu Group on July 19, 2019, to formally document the amounts due from Jimu Group that were attributable to the cash advances the Group made to Jimu Group outside of the ordinary course of business.

The first loan agreement was denominated in U.S. dollars and had a loan principal amount of RMB146.6 million (US$21.4 million), representing the cash that the Group advanced to Jimu Group in U.S. dollars in 2018. This U.S. dollar-denominated loan bears interest at an annual simple (non-compounding) rate of 3.5%. This loan agreement was supplemented by a supplement dated as of the same date, which revised the maturity date provision of the original agreement to require Jimu Group to repay the principal and interest amounts payable under the original loan agreement on a daily basis over the 215 days from July 1, 2019 to January 31, 2020.

The second loan agreement was denominated in Renminbi and had a loan principal amount of RMB294.9 million (US$42.9 million), representing the cash that the Group advanced to Jimu Group in Renminbi in 2018. This Renminbi-denominated loan bears interest at an annual simple (non-compounding) rate of 11%. This loan agreement was supplemented by two supplements dated as of the same date.

The first supplement revised the loan principal amount of the loan as of April 30, 2019, to RMB129.6 million (US$18.8 million), representing an additional RMB391.3 million (US$56.9 million) of cash that the Group advanced to Jimu Group between January 1, 2019, and April 30, 2019, minus RMB165.3 million (US$24.0 million) of deposits due from the Group under the information service cooperation agreement relating to the same period, RMB161.3 million (US$23.5 million) of asset management service fees and other service fees collected by the Group for Jimu Group during the same period and RMB230.0 million (US$33.5 million) due from the Group relating to the purchase of Jimu Micro Finance for that amount in March 2019 (Note 25(c)(i)).

The second supplement further revised the loan principal amount of the loan as of May 31, 2019, to RMB154.6 million (US$22.5 million), representing an additional RMB58.6 million (US$8.5 million) of cash that the Group advanced to Jimu Group between May 1, 2019, and May 31, 2019, minus RMB2.5 million (US$0.4 million) of deposits due from the Group under the information service cooperation agreement relating to the same period and RMB31.1 million (US$4.5 million) of asset management service fees and other service fees collected by the Group for Jimu Group during the same period. The second supplement also allows the offset of loan principal against the guarantee deposit payable by the Group from July 2019 through 2020, and provided for repayment on a monthly basis over the 24 months from February 2020 through 2022.

(ii) Consulting Service Agreement

The Group entered into a consulting service agreement with Jimu Group on January 1, 2017. Pursuant to the agreement, the Group is required to pay Jimu Group a fee for the provision of their consulting services. The consulting service agreement was supplemented on July 19, 2019. The supplement allows the Group to withhold consulting service fees payable in the amount equivalent to the outstanding amount due from Jimu Group under the abovementioned U.S. dollar-denominated loan in the event that Jimu Group fails to fully and timely repay the loan principal and interest as it falls due under that loan agreement. The supplement also allows the Group to offset the consulting service fees payable against the outstanding amount due from Jimu Group under the abovementioned U.S. dollar-denominated loan upon Jimu Group’s failure to fully and timely repay the loan principal and interest due under that loan within 60 days after maturity.  As of July 1, 2019, the amount of outstanding consulting service fee payable to Jimu Group was RMB13.0 million (US$1.9 million).

(iii) Strategic Cooperation Agreement

The Group entered into a strategic cooperation agreement with Jimu Group on December 31, 2017. Pursuant to the agreement, the Group collects asset management fees on behalf of Jimu Group as part of a loan project referral program set up between the Group. The strategic cooperation agreement was supplemented on July 19, 2019. The supplement allows the Group to withhold asset management fees relating to loans made on or before December 31, 2018, collected in the amount equivalent to the outstanding amount due from Jimu Group under the abovementioned U.S. dollar-denominated loan in the event that Jimu Group fails to fully and timely repay the principal and interest as it falls due under that loan agreement. The supplement also allows the Group to deduct the asset management fees collected against the outstanding amount due from Jimu Group under the abovementioned U.S. dollar-denominated loan upon Jimu Group’s failure to fully and timely repay the principal and interest due under that loan within 60 days after maturity and apply them to amounts due under the U.S. dollar-denominated loan agreement. The Group expects to collect approximately RMB133 million (US$19.3 million) in asset management fees on behalf of Jimu Group between July 1, 2019, and November 30, 2020.

c) Settlement of the outstanding balance due from Jimu Group

The repayment of the outstanding balances due from Jimu Group will be made in accordance with the following agreements entered into with Jimu Group on July, 2019:

i) Acquisition of Ganzhou Jimu Micro Finance Co., Ltd

On March 18, 2019, the Company entered into an agreement to acquire 100% of the equity of Ganzhou Jimu Micro Finance Co., Ltd. (“Jimu Micro Finance”) from Jimu Group, for a purchase price of RMB230 million (US$33.5 million). With the license to operate small loan businesses, the Group expects the acquisition would enable the Group to carry out pilot financial services that will complement the existing services offerings of the Group, and also to allow the Group to further enhance its data collection capabilities.  On March 21, 2019, the Group obtained the control over Jimu Micro Finance by becoming its sole shareholder.

The purchase price of RMB 230 million was used to reduce the amounts due from Jimu Group pursuant to an offsetting agreement executed in July 2019.

ii) Information Service Cooperation Agreement and guarantee deposit payment to Jimu Group

In July, 2019, a new business arrangement (“New Arrangement”) was entered into between the Group and Jimu Group, which changed the existing collaboration arrangement with the peer-to-peer lending platform of Jimu Group for the Group’s lending solution to asset borrowers to obtain credit loans (refer to note 2(r)(i) for details).

Under the New Arrangement, while the Group will continue to facilitate the loan origination process and provide on-going loan servicing and does not loan money to borrowers (i.e. they are of off-balance sheet loans from the perspective of the Group), the Group will provide a certain level of limited guarantee to the individual investors registered on the P2P lending platform of Jimu Group regarding the recoverability of the loan principal and interest due by the borrowers referred by the Group (the “Guarantee”).  The purpose of entering into the New Arrangement is allow the Group to secure a stable funding partner which can offer a significant amount of funding to cope with the business needs of the Group’s lending solution business.

Pursuant to the New Arrangement, the Group entered into an information service cooperation agreement with Jimu Group on July 19, 2019. Pursuant to the agreement, the Group will undertake the credit enhancement measures by purchasing the overdue loan principal and interest up to a cap. The Group is obligated to maintain a guarantee deposit with Jimu Group and reimburse Jimu Group for defaulted loans the Group have facilitated that are funded through Jimu Box, up to a cap. The guarantee deposit must be maintained at an amount equal to 12% of the average outstanding balance of loans the Group have facilitated that are funded through Jimu Box, excluding loans originated before 2019. If the deposit falls below 12% at the end of any calculation period then the Group must deposit additional amounts with Jimu Group to raise it to 12%, and similarly, if the deposit exceeds 12% then Jimu Group must refund the excess to the Group. The cap on the Group’s reimbursement of Jimu Group for defaulted loans in any given month is 1.5% of the average aggregate balance of loans that (1) were facilitated by the Group, excluding loans originated before 2019, (2) were funded through Jimu Box and (3) were outstanding during the month in question, regardless of the vintage or tenor or due date of the loans. The average aggregate balance for the month in question is calculated as the outstanding balance at the beginning of the month plus the outstanding balance at the end of the month, divided by two. There is no catch-up or claw-back mechanism for months where the aggregate amount of defaulted loans is less than the cap on the Group’s reimbursement obligation. The initial deposit under the information service cooperation agreement was RMB165.3 million (US$24.0 million), representing 12% of the loans which the Group had facilitated and which Jimu Group had funded since January 1, 2019 and which remained outstanding on April 30, 2019, excluding amounts that were in default. In lieu of paying the deposit in cash, the Group reduced the amount that would be due from Jimu Group under the RMB denominated loan agreement described above.

The RMB-denominated cash advances as of December 31, 2018, were fully settled by the offset of RMB230 million (US$33.5 million) for the acquisition of Jimu Micro Finance and RMB64.9 million (US$9.4 million) of the guarantee deposit.

d) Acquisition of Infrarisk

In March 2019, the Company entered into an agreement to acquire Infrarisk Pty Limited (“Infrarisk”), an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process, for an aggregate purchase price up to US$3.8 million in the form of newly issued ordinary shares. The acquisition is an integral part of the Company’s ongoing efforts to expand its business internationally..

26. Parent company only condensed financial information

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

Condensed balance sheet (In thousands, except for share and per share data)

	As of December 31,
	2018	2018
	RMB	US$ Note 2 (e)
ASSETS
Current assets:
Cash and cash equivalents	69,194	10,064
Prepayments and other current assets	143,464	20,866
Amounts due from subsidiaries of the Company	631,414	91,835
Amounts due from related parties	146,835	21,356
Total current assets	990,907	144,121
Non-current assets:
Investment in subsidiaries, VIEs and VIEs’ subsidiaries	60,167	8,751
Long-term investments	17,564	2,555
Total non-current assets	77,731	11,306
TOTAL ASSETS	1,068,638	155,427

LIABILITIES
Current liabilities:
Accrued expenses and other liabilities	11,362	1,653
Total current liabilities	11,362	1,653
TOTAL LIABILITIES	11,362	1,653
Commitments and contingencies (Note 24)
INVESTED (DEFICIT)/SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$ 0.000125 par value per share, 348,217,505 shares authorized; 213,811,958 shares issued and outstanding as of December 31, 2018; non authorized issued and outstanding as of December 31, 2017)	185	27
Class B Ordinary Shares (US$ 0.000125 par value per share, 51,782,495 shares authorized; 51,782,495 shares issued and outstanding as of December 31, 2018; non authorized issued and outstanding as of December 31, 2017)	43	6
Additional paid-in capital	1,896,993	275,906
Accumulated other comprehensive income	31,014	4,511
Accumulated deficit	(870,959)	(126,676)
TOTAL INVESTED (DEFICIT)/SHAREHOLDERS’ EQUITY	1,057,276	153,774
TOTAL LIABILITIES AND INVESTED (DEFICIT)/SHAREHOLDERS’ EQUITY	1,068,638	155,427

Condensed statements of operations and comprehensive loss (In thousands)

	For the year ended December 31,
	2018	2018
	RMB	US$ Note 2 (e)
Cost of revenues:
Origination and servicing cost	(337)	(49)
Cost of revenues	(337)	(49)
Operating expenses:
Sales and marketing expenses	(11,137)	(1,620)
General and administrative expenses	(102,141)	(14,856)
Research and development expenses	(18,675)	(2,716)
Total operating expenses	(131,953)	(19,192)
Operating (loss)/income
Change in fair value of convertible loans	(9,552)	(1,389)
Equity in gain of subsidiaries, VIEs and VIE’s subsidiaries	131,594	19,140
Share of loss from equity method investments	(1,690)	(246)
Other income, net	14,109	2,051
Income before income tax expense	2,171	315
Income tax expense	—	—
Net income	2,171	315
Other comprehensive income:
Foreign currency translation adjustments net of nil tax	30,173	4,388
Total other comprehensive income	30,173	4,388
Total comprehensive (loss)/income	32,344	4,703

Condensed statements of cash flows (in thousands)

	For the year ended December 31,
	2018	2018
	RMB	US$ Note (e)
Net cash used in operating activities	(581,914)	(84,636)
Cash flows from investing activities:
Net cash advances to Jimu Parent	(146,835)	(21,356)
Short-term loan to a third party	(137,264)	(19,964)
Purchase of long-term investments	(19,259)	(2,801)
Net cash used in investing activities	(303,358)	(44,121)
Cash flows from financing activities:
Proceeds from issuance of Pre-IPO Preferred Shares	410,286	59,674
Proceeds from initial public offering and followed offering, net of issuance cost	316,451	46,026
Cash repayment to Jimu Parent	(818)	(119)
Proceeds from issuance of convertible loans	21,730	3,160
Net cash provided by financing activities	747,649	108,741
Effect of exchange rate changes on cash, cash equivalents and restricted time deposits	24,510	3,565
Net decrease in cash, cash equivalents and restricted time deposits	(113,113)	(16,451)
Cash and cash equivalents at beginning of the year	182,307	26,515
Cash and cash equivalents at end of the year	69,194	10,064