Form 20-F/A
period 2018-12-31
Pintec Technology Holdings Ltd
filed 2019-08-07
CIK 1716338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes   ☐ No

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the year ended December 31, 2018 as originally filed with the U.S. Securities and Exchange Commission on July 30, 2019 (the “Original Annual Report”), to correct certain disclosure about the numbers of options which are outstanding and which may still be granted under our share incentive plans. The last sentence on page 107 in the Original Annual Report, under “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives—2018 Share Incentive Plan,” should read:

“As of the date of this annual report, options to purchase a total of 3,280,455 ordinary shares were granted and outstanding under our Second Plan, and options to purchase an additional 2,679,746 ordinary shares may still be granted in the aggregate under our First Plan and our Second Plan.”

This Amendment No. 1 consists of a cover page, this explanatory note, the signature pages and the required certifications of the chief executive officer and chief financial officer of Pintec Technology Holdings Limited.

Except for the matters described above, this Amendment No. 1 does not modify or update disclosure in, or exhibits to, the Original Annual Report.

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

4.35†

English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019

4.36†

English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019

4.37†	English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Hongdian Fund Distributor Co., Ltd., dated January 23, 2019

4.38†	English translation of the Power of Attorney by Beijing Xinshun Dingye Technology Co., Ltd., a shareholder of Beijing Hongdian Fund Distributor Co., Ltd., dated January 23, 2019

4.39†

English translation of Termination Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and Wei Hu, a shareholder of Beijing Hongdian Fund Distributor Co., Ltd., dated January 23, 2019

4.40†

English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated January 30, 2019

4.41†

English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated January 30, 2019

4.42†	English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated January 30, 2019

Exhibit Number	Description of Document
4.43†	English translation of the Power of Attorney by Yudong Zheng, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated January 30, 2019

4.44†

English translation of Termination Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and the shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated January 30, 2019

4.45†

English translation of Supplementary Agreement 2 to loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xijin (Shanghai) Venture Capital Management Co., Ltd. dated as of December 31, 2018

4.46†

English translation of Ganzhou Jimu Micro Finance Co., Ltd. Purchase Agreement between Lerong Duoyuan (Beijing) Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd., dated as of March 18, 2019

4.47†

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

4.48†

English translation of Supplementary Agreement 1 to loan agreement among Shanghai Anquying Technology Co., Ltd., Beijing LeRong Duoyuan Information Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated July 19, 2019

4.49†

English translation of Supplementary Agreement 2 to loan agreement among Shanghai Anquying Technology Co., Ltd., Beijing LeRong Duoyuan Information Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated July 19, 2019

4.50†	English translation of Loan Agreement among the Registrant, Jimu Holdings Limited, Next Hop Holdings Limited, Next Hop HongKong Limited and Sky City HongKong Limited dated July 19, 2019

4.51†	English translation of Supplementary Agreement to loan agreement between the Registrant and Jimu Holdings Limited dated July 19, 2019

4.52†

English translation of Information Service Cooperation Agreement among Beijing LeRong Duoyuan Information Technology Co., Ltd., Lerong Duoyuan (Beijing) Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated July 19, 2019

8.1†	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of Shihui Partners

15.2†	Consent of Travers Thorp Alberga

15.3†	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†                 Filed with the Original Annual Report

*                 Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment no. 1 to the annual report on its behalf.

Pintec Technology Holdings Limited

	By:	/s/ Wei Wei
		Name:	Wei Wei
		Title:	Chief Executive Officer and Director

Date: August 7, 2019