Form 20-F
period 2019-12-31
Pintec Technology Holdings Ltd
filed 2020-06-29
CIK 1716338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

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

None

(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, there were 250,565,470 Class A ordinary shares and 50,939,520 Class B ordinary shares, par value US$0.000125 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐    Yes  ☒    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐    Yes  ☒    No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒    Yes  ☐    No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒    Yes  ☐    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

†     The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐    Yes  ☐    No

i

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

The recent outbreak of COVID-19 significantly hindered our ability to file this annual report by the original due date. Starting from early 2020, the Chinese government took a number of actions to attempt to contain the spread of COVID-19, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of being infected with COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities. We took a series of measures in response to the outbreak to protect our employees, including temporarily closing offices, facilitating remote working arrangements for our employees and cancelling business meetings and travel. These measures reduced our ability to gather information and to organize such information for the use of our finance staff and outside advisors. As a result, the preparation of this annual report was delayed. Therefore, in filing this annual report on Form 20-F after the original due date of April 30, 2020, we have relied on an order issued by the U.S. Securities and Exchange Commission under Section 36 of the Securities Exchange Act of 1934 on March 4, 2020, as amended on March 25, 2020, providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the outbreak of COVID-19.

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

The following selected consolidated statements of operations and comprehensive loss/income data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The following selected consolidated statement of operations and comprehensive loss data for the year ended December 31, 2016 and selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements which are not included in this annual report.

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

	For the Year Ended December 31,
	2016	2017	2018	2019
		Restated	Restated
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Operations and Comprehensive (Loss)/Income Data:
Revenues:
Technical service fees	34,171	619,605	1,297,758	1,077,760	154,810
Installment service fees	16,394	139,862	291,077	187,359	26,912
Wealth management service fees and others	4,309	3,547	14,796	20,117	2,890

Total revenues	54,874	763,014	1,603,631	1,285,236	184,612
Cost of revenues:(1)
Funding cost	(16,643)	(78,831)	(161,384)	(51,759)	(7,435)
Provision for credit losses	(16,124)	(115,920)	(70,411)	(33,942)	(4,875)
Origination and servicing cost	(27,087)	(177,662)	(323,342)	(290,398)	(41,712)

Cost on guarantee	—	—	—	(193,426)	(27,784)
Service cost charged by Jimu Group	—	(194,294)	(529,593)	(200,163)	(28,752)

Cost of revenues	(59,854)	(566,707)	(1,084,730)	(769,688)	(110,558)

Gross (loss)/profit	(4,980)	196,307	518,901	515,548	74,054
Operating expenses:(1)
Sales and marketing expenses	(72,010)	(72,076)	(99,671)	(69,593)	(9,996)
General and administrative expenses	(72,849)	(106,323)	(312,979)	(1,095,311)	(157,332)
Research and development expenses	(51,172)	(71,517)	(94,989)	(79,079)	(11,359)

Total operating expenses	(196,031)	(249,916)	(507,639)	(1,243,983)	(178,687)

Operating (loss)/income	(201,011)	(53,609)	11,262	(728,435)	(104,633)

	For the Year Ended December 31,
	2016	2017	2018	2019
		Restated	Restated
	RMB	RMB	RMB	RMB	US$
Change in fair value of convertible loans	—	(7,042)	(9,552)	—	—
Share of loss from equity method investments	—	(2,455)	(2,652)	(8,149)	(1,171)
Impairment on prepayment for long-term investment	—	—	—	(200,000)	(28,728)
Impairment from long-term investments	—	(2,000)	—	—	—
Other income/(expense), net	684	(1,238)	8,822	(11,094)	(1,595)
Interest income from related parties	—	—	—	43,156	6,199
(Loss)/income before income tax expense	(200,327)	(66,344)	7,880	(904,522)	(129,928)

Income tax (expense)/benefit	(167)	(18,516)	(5,709)	(1,968)	(283)

Net (loss)/income	(200,494)	(84,860)	2,171	(906,490)	(130,211)

Other comprehensive income	—	841	30,173	11,876	1,706
Total comprehensive (loss)/income	(200,494)	(84,019)	32,344	(894,614)	(128,505)

(1)	Share-based compensation expenses are allocated in operating expense items as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019
		Restated	Restated
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses included in
Cost of revenues	(27)	(27)	(337)	(250)	(36)
Sales and marketing expenses	(1,986)	(2,470)	(10,236)	(1,565)	(225)
General and administrative expenses	(21,524)	(25,263)	(102,012)	(12,785)	(1,836)
Research and development expenses	(2,128)	(3,258)	(18,675)	(3,247)	(466)

	As of December 31,
	2016	2017	2018	2019
		Restated	Restated
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalent	27,292	370,891	457,442	102,755	14,760
Restricted cash			252,599	382,695	54,971
Short-term financing receivables, net	359,433	1,513,816	753,169	430,387	61,821
Current and noncurrent amounts due from related parties, net	109,701	229,026	475,426	10,064	1,445
Total assets	561,971	2,450,799	2,368,026	1,560,599	224,165
Short-term borrowings	—	—	220,000	320,000	45,965
Short-term funding debts	382,281	1,228,058	694,978	300,212	43,123
Current and noncurrent amounts due to related parties	162,995	386,489	96,596	10,191	1,464
Financial guarantee liabilities	—	—	15,537	101,933	14,642
Total liabilities	571,176	2,512,992	1,310,750	1,201,879	172,639
Total (invested deficit)/shareholders’ equity	(9,205)	(62,195)	1,057,276	358,720	51,526

The selected financial information as of and for the full year ended December 31, 2016 cannot be provided on a restated basis without unreasonable effort and expense.

Exchange Rate Information

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate on December 31, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On June 19, 2020, the noon buying rate was RMB7.0707 to US$1.00.

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

You should consider our business and future prospects in light of the risks and challenges we may encounter in these rapidly evolving industries, including, among other things, our ability to:

•	expand the network of our business partners and financial partners;

•	provide diversified and distinguishable services and solutions to financial service providers;

•	enhance our data analysis and risk management capabilities;

•	navigate an uncertain and evolving regulatory environment;

•	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

•	diversify our funding sources;

•	maintain a reliable, secure, high-performance and scalable technology infrastructure;

•	attract, retain and motivate talented employees; and

•	improve our operational efficiency.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

Regulatory uncertainties relating to online consumer finance in China could harm our business, financial condition and results of operations.

Our business may be subject to a variety of PRC laws and regulations governing financial services. The application and interpretation of these laws and regulations is ambiguous and may be interpreted and applied inconsistently between different government authorities. In addition, the PRC government is in the process of developing and implementing a regulatory framework to govern the online consumer finance market. New regulations may be issued without clear guidance on how to interpret them, or without the implementing procedures necessary to enable us to comply with them. The result is a continually evolving regulatory environment where compliance and business planning is very challenging. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Loans between Individuals” for more information on the regulations that affect or may affect our business at this time. We expect more regulations to continue to appear.

It is difficult for us to predict how our business might have to evolve under these changing circumstances to remain in compliance. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations on our business operations. However, if the PRC government adopts a more stringent regulatory framework for the online consumer finance market in the future and imposes specific requirements (including capital requirements, reserve requirements and licensing requirements) on market participants, our business, financial condition and prospects could be materially and adversely affected. It may be costly for us to comply with applicable PRC laws and regulations. If our ability to continue our current practices were to be restricted, our access to funding may be materially constrained. In addition, while we are not currently subject to any licensing requirements, new licensing requirements may be imposed on us in the future. If we are unable to obtain any licenses that may be required in the future or if our practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be subject to other penalties as determined by the relevant government authorities.

We face credit risks in most funding situations.

We connect business partners and financial partners and enable them to provide financial services to users, and almost all of the loans that we facilitate are funded by our financial partners. Our goal is to act as a financial solutions provider and to reduce the credit risk we take on the loan products that we facilitate. However, independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. In order to address the market challenges, we now have credit risk for a higher proportion of our funding than we did at the time of our initial public offering.

We provided credit enhancement through our subsidiaries or variable interest entities to a group of select financial partners. By the end of 2019, we bore credit risk in connection with more than half of the point-of-sale installment loans and business installment loans that we facilitated. We also bore some risk under certain funding arrangements for personal installment loans, as well as through trust structures where we retained some liability. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Funding Sources and Credit Risk” for more details.

As of December 31, 2019, we had short-term financing receivables, net, of RMB430.4 million (US$61.8 million) and long-term financing receivables, net, of RMB19.1 million (US$2.7 million) on our balance sheet. We maintain a provision for credit losses based on delinquency levels and historical charge offs of the underlying on- and off-balance sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk level of the borrowers. For each credit risk level, we estimate the expected loss rate based on the delinquency status of the financial assets to be within that level: current, 1 to 30 days past due, 31 to 60 days past due, 60 to 90 days past due, or 91 days or greater past due. These loss rates in each delinquency status are based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The expected loss rate of the specific delinquency status category within each risk level will be applied to the outstanding balances of the applicable financial assets within that level to determine the provision for credit losses for each reporting period. We had a provision for credit losses related to financing receivables of RMB33.9 million (US$4.9 million) for the year ended December 31, 2019.

If we take credit risk and our credit assessment and risk management system are not effective, we may suffer material unexpected losses, which would harm our financial performance.

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

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, effective October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantees to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee businesses. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate a financing guarantee business without such approval. If any entity violates these regulations and operates a financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$71,821) to RMB1,000,000 (US$143,641), and confiscation of any illegal gains, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

In October 2019, the China Banking and Insurance Regulatory Commission, or the CBIRC, and eight other PRC regulatory agencies promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions, which became effective in October 2019. The Financing Guarantee Supplementary Provisions further clarify that institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee service, whether in direct form or disguised form, without the approval of the competent authorities. An institution that operates financing guarantee business without a financing guarantee business license shall be cancelled by the supervision and administration department in accordance with the regulations and the outstanding transactions of the unlicensed financing guarantee business shall be properly settled. In case any institution intends to continue its financing guarantee business, financing guarantee companies may be established in accordance with the Financing Guarantee Rules.

We have provided credit enhancement through our subsidiaries or variable interest entities for loans that we facilitate with certain financial partners. Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules and what behavior would be deemed as “render any financing guarantee service in disguised form” is unclear. It is uncertain whether we would be deemed to operate a financing guarantee business because of the credit enhancement services we provide. If such credit enhancement services are deemed to be in violation of the Financing Guarantee Rules or the Financing Guarantee Supplementary Provisions, we could be subject to penalties and be required to change our business model in cooperation with our financial partners. As a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

The laws, regulations, rules and governmental policies governing campus online lending are expected to continue to evolve. There exist uncertainties regarding the interpretation of campus online lending. For a detailed discussion of relevant laws, regulations, rules and notices, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Campus Online Lending.” We have lowered the age threshold of our end users to the age of 20, which subjects us to the laws, regulations, rules and governmental policies governing campus online lending. We have also implemented a number of measures for different loan facilitation scenarios, including the following: (i) any loan request generated by a lender who is labeled with “student consumption” by our business partners in the POS installment loan will be rejected; (ii) any loan request generated by a lender who is identified as a student by our financial partners or business partners through the China Credentials Verification system will be rejected; and (iii) all the lenders who are between the age of 20 and 22 will be required to confirm whether they are students or not, and any loan request generated by those who have selected the option of “students” will be rejected. However, we cannot assure you that the foregoing measures will be sufficient to enable us to fully comply with the laws, regulations, rules and governmental policies governing campus online lending. In the event that any Chinese governmental authority considers us to be conducting a campus online lending business, we will be subject to various liabilities and penalties such as rectification and cancellation of campus online lending products. Accordingly, our business, financial condition and prospects would be materially and adversely affected.

Failure of other technology enablement platforms for the financial service industry or damage to the reputation of other platforms with similar business models may materially and adversely affect our business and results of operations.

Technology enablement is a new type of business model in the financial service industry. Any negative development in this industry or related industries, such as bankruptcies or failures of other technology enablement platforms or online lending platforms, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected, potentially for a prolonged period of time. For example, a considerable number of troubled online lending platforms in China defaulted or collapsed or otherwise were shut down beginning in June 2018. Although these online lending platforms were not related to us, their failures adversely affected investors’ confidence in the online consumer finance industry, resulting in a reduction in the availability of funding from individual investors. Consequently, our results of operations and profitability have been adversely affected by market conditions since July 2018. Regulators in the PRC have required online lending platforms to reduce their overall loan volume, outstanding balance, and number of retail investors and borrowers. The online consumer finance industry has been faced with difficulty with liquidity and growth. Many industry players have announced their exit or default, and many have begun to transition to other business models as the trial registration for online lending platform did not progress. Negative developments such as widespread borrower defaults, fraudulent behavior and the closure of other platforms may also lead to heightened regulatory scrutiny and limit the scope of permissible business activities that may be conducted, which may adversely affect our business and results of operations.

The trading price of our ADSs is likely to be volatile due to publicity regarding the online consumer finance industry and the evolving regulatory environment governing this industry in China.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to publicity regarding the online consumer finance industry and the evolving regulatory environment governing this industry in China. While we are not regulated as a financial service provider, we may be affected by PRC financial regulations as a result of the financial products on our platforms and our relationships with our financial partners. In addition, we may be associated with any negative publicity regarding those industries in which our financial and business partners operate. The tremendous growth of the online consumer finance industry has recently led to the offering of commercially unreasonable products in the marketplace from certain market players with questionable business ethics and practices. The peer-to-peer lending industry in China has experienced a number of defaults and bankruptcies since the summer of 2018, and a number of investors have lost significant sums of money as a result. The negative publicity has affected investor confidence and caused a sharp drop in loan volumes on peer-to-peer lending platforms across the industry. The number of peer-to-peer lending platforms fell from a high of around 6,000 in 2015 to only 344 by the end of 2019. In November 2019, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Guidelines on Transformation from Online Lending Information Intermediaries to Microcredit Company, pursuant to which online lending information intermediaries that conform to certain requirements may apply to transform to microcredit companies. The relevant transformation period shall not exceed one or two years in principle, depending on the outstanding business volume of and the terms of loans facilitated by such online lending information intermediaries. As a result of the foregoing, a number of Chinese companies operating in the online consumer finance industry who have listed their securities in the United States experienced significant volatility and sudden price declines. The regulatory environment of the online consumer finance industry may continue to evolve in response to factors beyond our control. Any rumors of or perceived changes to the regulations, even if proven to be untrue or completely unrelated or inapplicable to our business, may cause wide fluctuations in the trading price of our ADSs, and in certain cases significant declines, which could result in substantial losses to investors. See also “—Risks Relating to Our ADSs—The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.”

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

We generate a significant proportion of our revenues through a limited number of business partners.

We generate a significant proportion of our total revenues through a limited number of business partners. We generated 54.0%, 36.1% and 43.6% of our total revenues through cooperation with our top five business partners in 2017, 2018 and 2019, respectively. Our partnerships with these business partners are not on an exclusive basis, and the contract durations are short. If these business partners change their policies, terminate their partnership or do not renew their cooperation agreements with us, our business and result of operations may be materially and adversely affected. If we are not able to expand into new verticals and increase penetration in existing verticals to increase the number of our business partners, retain our existing business partners or renew our existing contracts with major business partners on terms favorable to us, our results of operations will be materially and adversely affected.

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

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China has been sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reimposition of restrictions.

Substantially all of our employees are based in Beijing and Shanghai, and we generate substantially all of our revenues in China. We have taken a series of measures in response to the outbreak to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees and cancelling business meetings and travel. Our business partners have also been adversely impacted since the beginning of 2020, particularly our business partners in the online travel agency and telecom industries. As a result of the above, our loan volume in the first quarter of 2020 has decreased dramatically compared with the corresponding period of 2019.

Consequently, the COVID-19 outbreaks may materially adversely affect our business, financial condition and results of operations for the full year 2020. The extent to which this outbreak impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including new outbreaks of COVID-19, the severity of the disease, the success or failure of efforts to contain or treat the disease, and future actions we or the authorities may take in response to these developments.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. The Internet Finance Guidelines purport, among other things, to require internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Administrative Measures for Internet Finance Service Providers Regarding Anti-Money Laundering and Counter Terrorism Financing (Trial Version), or the Administrative Measures Regarding AML and CTF, require internet finance service providers to comply with certain anti-money laundering and counter terrorism financing requirements, including establishing an internal control system for anti-money laundering and counter terrorism financing, establishing a customer identification program, monitoring terrorist organizations and terrorists, monitoring and reporting suspicious transactions and preserving customer information and transaction records. The Fund Sale Measures, promulgated by the China Securities Regulatory Commission, or the CSRC, in 2013, require independent fund sales institutions to comply with certain anti-money laundering requirements, including establishing a customer identification program, monitoring and reporting suspicious transactions and preserving customer information and transaction records. The Notice on Anti-Money Laundering Operations of the Insurance Industry requires insurance brokerage agencies to establishing anti-money laundering internal control systems and provide assistance to public security departments and judicial authorities in investigations. There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, given that our anti-money laundering obligations in the Internet Finance Guidelines, the Administrative Measures Regarding AML and CIF, the Fund Sale Measures and the Notice on Anti-Money Laundering Operations of the Insurance Industry are not specified. For example, Shanghai Anquying Technology Co., Ltd., as the operator of Dumiao, has not been informed by any regulatory authorities that Dumiao is obligated to access the Anti-Money Laundering Internet Monitoring Platform pursuant to the Administrative Measures Regarding AML and CIF. Any new requirement under money laundering laws could increase our costs, and may expose us to potential sanctions if we fail to comply. Furthermore, our financial partners are required to have their own appropriate anti-money laundering policies and procedures as stipulated in the applicable anti-money laundering laws and regulations, and our other funding sources may also be required to comply with the applicable anti-money laundering laws and regulations. If we or any of our financial partners or other funding sources fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of technology enablement platforms for the financial service industry, such as those that arise from any failure of other internet finance service providers to detect or prevent money laundering activities, could compromise our image or undermine the trust and credibility we have established. If any of the foregoing were to occur, our reputation, business, financial condition and results of operations might be materially and adversely affected.

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

We face risks related to natural disasters and health epidemics.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Beijing. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platforms and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Beijing, where most of our directors and management and the majority of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Beijing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

We may be required to obtain value-added telecommunication service licenses by the PRC regulatory authorities.

Both Shanghai Anquying Technology Co., Ltd., formerly known as Anquying (Shanghai) Investment Consulting Co., Ltd., and Beijing Hongdian Fund Distributor Co., Ltd., or Beijing Hongdian, conduct value-added telecommunications businesses, for which they are required to obtain value-added telecommunications service licenses. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Value-added Telecommunication Service.” Failure to comply with the regulations relating to value-added telecommunications services may result in fines and other administrative sanctions. Although Beijing Hongdian has obtained a value-added telecommunications service license for its operations on its website and Shanghai Anquying Technology Co., Ltd. has applied for a value-added telecommunication service license for its website, neither has obtained a license for its operations on its mobile applications. There is a lack of further interpretations or explicit and detailed laws and regulations regarding the value-added telecommunications service license for a mobile applications provider. However, to the extent that the PRC regulatory authorities require value-added telecommunication service licenses to be obtained for the operation of our mobile applications, we may be subject to the sanctions described above if we do not obtain such licenses, and our business, financial condition and results of operations maybe materially and adversely affected.

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

Jimu Group’s insolvency and inability to repay the loans we extended to it may cause us to be unable to meet our obligations as they come due, and we may not be able to obtain additional capital when desired, on favorable terms or at all.

Our consolidated financial statements have been prepared on a going concern basis. As of December 31, 2019, we had RMB748.4 million (US$107.5 million) in current amounts due from Jimu Group and RMB117.6 million (US$16.9 million) in non-current amounts. Since Jimu Group is insolvent and announced its exit from the online lending platform business in February 2020, we determined that it was probable that the amounts due from Jimu Group were not collectible or recoverable. Although we anticipate that our current cash will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months, the loss of this capital may impair our ability to invest in facilities, hardware, software and technological systems, retain talent, or expand our business. Our cash and cash equivalents declined from RMB457.4 million as of December 31, 2018, to RMB102.8 million (US$14.8 million) as of December 31, 2019, and our total current assets from RMB2.2 billion as of December 31, 2018, to RMB1.2 billion (US$166.6 million) as of December 31, 2019. Due to the unpredictable nature of the capital markets and the industries in which we operate, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience unfavorable operating results. If adequate capital is not available to us as required, our ability to fund our operations, expand our business, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. In such an event, there may also be doubt as to our ability to continue as a going concern. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

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

Jimu Group’s insolvency may materially and adversely affect the strength of our brands.

Historically, we have benefited significantly from the fact that we and Jimu Group operated as a single entity to develop our businesses and achieve market recognition. Our business, including Dumiao, Polaris and Hongdian, was previously operated under the Jimu umbrella brand. Our services historically have been associated with Jimu Group, and they may continue to be commonly associated with Jimu Group. We used to benefit from Jimu Group’s strong brand recognition in China, which provided us credibility and a broad marketing reach. Jimu Group’s insolvency and exit from the online lending platform business in February 2020 will likely have an adverse impact on the effectiveness of our marketing as well as our reputation and brands.

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

We refer delinquent accounts that are overdue to third party collection service providers, including one service provider in which we own an 18% equity interest. All of our collection efforts have been outsourced as of July 1, 2017. While we have implemented and enforced policies and procedures relating to collection activities by third-party service providers, if those collection methods are viewed by the users or regulatory authorities as harassment, threats or other illegal conduct, particularly in the case of a service provider in which we own an 18% equity interest, we may be subject to lawsuits initiated by the users or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven to be ineffective, we might not be able to maintain our delinquent loan collection rate, and the transaction volumes on our online consumer finance platform may decrease and our business and the results of operations could be materially and adversely affected.

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

Our chief executive officer, Mr. Wei Wei, has been on a temporary medical leave since September 2019. Mr. Wei resigned from his position as chairman of the board of directors but remains on our board of directors during his leave. Mr. Jun Dong was elected as the new chairman of the board of directors and has been named as the acting chief executive officer for the duration of Mr. Wei’s absence. Mr. Wei has not set a date for his return.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm may be required to attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as of December 31, 2019, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC. This material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

A second material weakness that has been identified relates to our lack of effective controls over the provision of cash advances to Jimu Group and its subsidiaries. Significant provision for credit loss of RMB856.0 million on balance due from Jimu Group was made in the year ended December 31, 2019 as collection or recovery was remote.

A third material weakness that has been identified relates to our lack of effective controls over our investment process. Impairment loss on the prepayment for long-term investment in the amount of RMB200.0 million was recognized in the year ended December 31, 2019.

The latter two material weaknesses resulted in significant losses in the year ended December 31, 2019.

Following the identification of three material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. For details, see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

We are looking into opportunities to expand our platforms into regions outside of China. We have entered into two joint ventures outside of China to offer our solutions in additional markets in conjunction with local partners. In October 2017, we formed a joint venture named PIVOT Fintech Pte. Ltd. together with FWD Group and certain angel investors to provide robo-advisory services in Southeast Asia. In April 2018, we formed a joint venture named Avatec.ai (S) Pte. Ltd. together with United Overseas Bank Limited to offer credit services and solutions primarily in Southeast Asian countries. In addition, we set up Pintec Solutions Pte. Ltd. in Singapore in November 2018 as the international headquarters for our international business development, and in April 2019, we acquired Infrarisk Pty Limited, an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process.

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

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, as provided in the Special Management Measures for Foreign Investment Access (Negative List) (2019 version), foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with certain exceptions relating to e-commerce business, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Provisions on the Administration of Foreign Invested Telecom Enterprise. Our online mutual fund distribution platform, Hongdian, which is operated by Beijing Hongdian, our variable interest entity, has obtained certain value-added telecommunications service license for its operations from the Beijing Administration of Telecommunications in March, 2018, which will remain valid until June 2021.

Under current PRC laws and regulations, foreign-invested companies engaged in the onshore insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises. Specifically, according to the Notice of the China Insurance Regulatory Commission on Printing and Distributing Insurance-related Contents of Legal Documents Concerning China’s Accession to WTO issued by the China Insurance Regulatory Commission on March 12, 2002, the foreign investors of foreign-invested insurance brokerage companies are required to have, among other things, at least US$200 million of total assets and at least a 30-year track record in the insurance business. Our PRC subsidiaries and their subsidiaries may not in practice meet all the requirements. These requirements have been cancelled according to the Opinions of the State Council on Furthering Effective Use of Foreign Capital promulgated by the State Council on October 30, 2019, but due to a lack of further guidance from the CBIRC on the enforcement of these opinions, it remains uncertain whether any of our PRC subsidiaries or their subsidiaries is permitted to engage in the onshore insurance brokerage business. Myfin Insurance Broker Co., Ltd., or Beijing Myfin, a subsidiary of one of our variable interest entities, Pintec Jinke (Beijing) Technology Information Co., Ltd., or Beijing Jinke, has obtained the license for insurance brokerage issued by the Beijing Bureau of the CBIRC, which allows Beijing Myfin to conduct onshore insurance brokerage business within the territory of the PRC and will remain valid until June 2022. Current PRC regulations relating to foreign investments in the onshore insurance brokerage business in China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our onshore insurance brokerage business.

Under current PRC laws and regulations, there is no explicit restriction or prohibition for foreign-invested companies to be engaged in fund distribution business. However, in practice, the CSRC, which has significant discretion to interpret and implement these statutory provisions, actually hesitates in issuing fund distribution licenses to foreign-invested companies. As a result, it is difficult for our PRC subsidiaries or their subsidiaries, as foreign-invested companies and subsidiaries of foreign-invested companies to apply for a fund distribution license. Our variable interest entity Beijing Hongdian, has obtained the license relating to the publicly raised securities investment fund distribution business issued by the CSRC, which allows Beijing Hongdian to conduct both publicly raised securities investment fund distribution business and privately-raised investment fund distribution business. Current PRC regulations relating to foreign investments in the fund distribution business in China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our fund distribution business, and the robo-advisory service business, in most cases, provided by Xuanji Intelligence (Beijing) Technology Co., Ltd. to Beijing Hongdian according to the business cooperation.

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

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted or if adopted, what they would provide. In March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

If we had direct ownership of our variable interest entities, we would be able to exercise our rights as shareholders to effect changes in their board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our variable interest entities and their shareholders of their obligations under the contractual arrangements to exercise control over our variable interest entities and their subsidiaries. The shareholders of our variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our variable interest entities and their shareholders. Although we have the right to replace any shareholder of such entities under the contractual arrangements, if any of these shareholders is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our variable interest entities and their shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal the arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our variable interest entities and their subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of each of our variable interest entities are held, directly or indirectly, by one or more of Ms. Xiaomei Peng, Mr. Wei Wei, Mr. Wei Hu, Mr. Hao Dong, Mr. Bingqing Chen and Mr. Yudong Zheng. These shareholders may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, the existing contractual arrangements, which would have a material adverse effect on our ability to effectively control our variable interest entities and their subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in our variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Our variable interest entities hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. Beijing Hongdian holds our value-added telecommunication business license and the license relating to the publicly raised securities investment fund distribution business. Beijing Myfin, a subsidiary of one of our variable interest entities, holds our license for insurance brokerage business. Under the contractual arrangements, our variable interest entities may not, and the shareholders of our variable interest entities may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event these shareholders breach these contractual arrangements and voluntarily liquidate our variable interest entities, or our variable interest entities declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially adversely affect our business, financial condition and results of operations. If our variable interest entities undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

In March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. The PRC Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Laws on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Meanwhile, the Implementation Regulations on the Foreign Investment Law, which was promulgated by the State Council in December 2019 and came into effect on January 1, 2020, further clarified and elaborated the relevant provisions of the Foreign Investment Law.

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

In addition, the PRC Foreign Investment Law may also materially impact our corporate governance practices and increase our compliance costs. For example, the PRC Foreign Investment Law imposes certain information reporting requirements on foreign investors or the applicable foreign investment entities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Investment.”

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

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to certain optional reserve funds. These statutory and optional reserve funds are not distributable as cash dividends.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to filing or registration with the relevant governmental authorities in China. In addition, any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and each of our PRC subsidiaries may not procure loans which exceed its statutory limit. Any medium or long-term loan to be provided by us to our variable interest entities must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. In addition, SAFE regulations prohibit foreign-invested enterprises from using Renminbi funds converted from its foreign exchange capital for expenditure beyond their business scope, investment and financing (except for security investment or guarantee products issued by banks), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for their own use. These regulations may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and variable interest entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion further restrict access to foreign currencies in the future for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, originally adopted by six PRC regulatory agencies in 2006, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Since the ADSs became listed on the Nasdaq Global Market on October 24, 2018, the trading price of the ADSs has ranged from US$15.10 to US$0.40. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We have 251,028,277 Class A ordinary shares and 50,939,520 Class B ordinary shares outstanding as of February 25, 2020, including 187,865,832 Class A ordinary shares represented by ADSs. All of our ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The lockup agreement that our directors and executive officers and all of our pre-IPO shareholders signed with the underwriters of our initial public offering expired on April 23, 2019, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of our ADSs on the Nasdaq Global Market has been low, so sales of even relatively small amounts of our ADSs in the public market could adversely affect the market price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

As of February 25, 2020, our three core founders, Mr. Wei Wei, Mr. Jun Dong and Ms. Xiaomei Peng, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 18.3% of our total issued and outstanding share capital and 75.6% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are likely classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

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

We believe our income from and assets used in the installment-sale business are treated as passive under the PFIC provisions. Based on our current income and assets and the value of our ADSs, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2019. Accordingly, U.S. Holders should consult their tax advisors regarding the advisability of making a mark-to-market election (as described in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax—Passive Foreign Investment Company Rules”). Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from our installment sale business or other activities that produce passive income increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

If we are classified as a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. If we are so classified during a U.S. Holder’s holding period, our ADSs or ordinary shares will generally continue to be treated as shares in a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, even if we cease to be a PFIC, unless certain elections are made. See the discussion under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax considerations of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making certain elections.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not rely on the home country exemption for corporate governance matters. To the extent that we do rely on the home country exemption for corporate governance matters in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market Rules’ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

We commenced our business in June 2015 as a business unit within our predecessor, Jimu Holdings Limited, formerly known as Pintec Holdings Limited, which is a British Virgin Islands holding company. Our predecessor had launched a peer-to-peer lending business in July 2012. We refer to this business as the Jimu business. Beginning in 2015, our predecessor started to diversify its business by offering various lending and wealth management solutions to business partners, financial partners and end users. It launched Dumiao, our lending solutions platform, in June 2015 and commenced a wealth management business by launching the Hongdian platform in September 2015 and the Polaris platform in June 2016. In 2016, in order to focus on developing an independent technology platform that enables financial services as its core competency, the shareholders initiated a restructuring and reorganization of Pintec Holdings Limited by separating our business and the Jimu business and consolidating them into separate entities. Our holding company in the Cayman Islands, Pintec Technology Holdings Limited, was incorporated in March 2017.

We have been operating our financing solutions business separately from Jimu Group’s peer-to-peer funding business since June 2015, and we have been operating our company substantially as a stand-alone company since September 2016. However, Jimu Group has been a significant financial partner of ours and we collaborate with Jimu Group to provide services to end users of the platform.

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

On October 24, 2018, our ADSs commenced trading on the Nasdaq Global Market under the symbol “PT.” We raised approximately US$40.7 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ partial exercise of their over-allotment option.

In December 2018, we established Pintec Solutions Pte. Ltd. in Singapore as the headquarters for our international business expansion. We also acquired Anxunying (Tianjin) Commercial Factoring Co., Ltd. from Jimu Group in the same month.

We acquired control of Beijing Xinshun Dingye Technology Co., Ltd., or Xinshun Dingye, in January 2019. Xinshun Dingye became the major shareholder of Beijing Hongdian in January 2019. Xinshun Dingye is one of our variable interests entities and has executed new VIE agreements with Beijing Hongdian.

In February 2019, we established Pintec Digital Technology (Beijing) Co., Ltd. to provide SaaS solutions to institutions, including financial institutions.

In March 2019, we purchased 100% of the equity of Ganzhou Aixin Network Micro Finance Co., Ltd (formerly known as Ganzhou Jimu Micro Finance Co., Ltd.), or Ganzhou Aixin Micro Finance, from Jimu Group. The purchase price of RMB230 million (US$33.5 million) was netted against amounts due to us from Jimu Group. The purchase price was supported by a fairness opinion issued by a third-party valuer. Because Ganzhou Aixin Micro Finance holds a license to operate a small loan business, we believe that we can use this entity to develop and operate pilot programs for new service offerings to complement our existing services offerings. The addition of small loan services to our service scope will also allow us to further enhance our data collection capabilities and provide our partners and customers with more robust financial solutions going forward.

In April 2019, we acquired Infrarisk Pty Limited, an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process.

In May 2019, we established Pintec Yunke (Ganzhou) Information Technology Co., Ltd. for the purpose of providing information services to institutions, including financial institutions.

In December 2019, we formed Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership), a limited partnership between Pintec Ganzhou Technology., Ltd., which is our wholly-owned subsidiary, and Yinchuan Xingyin Investment Fund Partnership, which is jointly owned by the Yinchuan municipal government in Ningxia and the Yinchuan Economic and Technological Development Zone. Through this partnership, we will cooperate with Yinchuan Xingyin Investment Fund Partnership in the area of financial solutions and technology.

On April 30, 2020, Pintec Beijing, Xuanji Intelligence (Beijing) Technology Co., Ltd., or Beijing Xuanji, and Beijing Xuanji’s two nominee shareholders entered into an agreement to terminate the VIE agreements entered into during the Reorganization. Immediately after this termination agreement, Beijing Xuanji’s two nominee shareholders transferred 80% and 20% of Beijing Xuanji’s equity interests to a third party and Shenzhen Xiaogang Technology Co., Ltd, or Shenzhen Xiaogang., respectively. Meanwhile, this third party entered into a two-years concerted action agreement to vote in accordance with Shenzhen Xiaogang’s decision. The consideration for the 80% of Beijing Xuanji’s equity transfer to the third party was RMB24 million.

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

We have rapidly expanded our scale and built a valuable, diverse and broad network of both business and financial partners since our inception to 2018. In 2019, we deepened our cooperation with certain business partners that have a large number of online visitors and high-quality end users. Our solutions combine diversity on both sides, enabling us to meet a wide range of needs and creating a strong network effect for our business and financial partners as well as for their users.

Our Business Partners

We have 56 business partners as of December 31, 2019, including both online and offline businesses and both consumer-facing and business-facing ones. We cover a wide range of industry verticals including online travel, e-commerce, telecommunications, online education, SaaS platform, financial technology, internet search, and online classifieds and listings. We provide point-of-sale lending solutions to 17 business partners, including Qunar, Ctrip, BestPay and Vip.com. In addition, we provide personal installment lending solutions to 4 business partners, including Qunar, and SME lending solutions to 12 business partners. As of December 31, 2019, we provide wealth management solutions to 18 business partners, including Xiaomi, Dajia Finance and Minsheng Securities. Several of our partners have adopted multiple types of solutions, and as we deepen our relationships with our partners, we expect more of them to do so. The extent of our cooperation ranges from channel partnership and user acquisition to end-to-end full-service solutions. Because our business partners’ end users constitute the pool of potential borrowers for the loans that we facilitate, we are selective in our choice of business partners in order to maintain quality and manage risk.

Our Financial Partners

We have 89 financial partners as of December 31, 2019. These include 14 lending solutions partners, 73 wealth management partners and 2 insurance solution partners.

Lending solutions partners. Lending solutions partners provide the funds for the loans that we facilitate.

Jimu Box, which is the online consumer finance platform operated by Jimu Group, was the single largest funding source for loans facilitated through our platform since our inception to 2018. Jimu Box was the funding source for 81% of the outstanding loans facilitated through our platform as of December 31, 2017, 62% of the outstanding loans as of December 31, 2018 and 24% of the outstanding loans as of December 31, 2019. Funding from Jimu Box decreased significantly in 2019. In the fourth quarter of 2019, Jimu Box’s funding accounted for less than 5% of the total loans that we facilitated. For our relationship with Jimu Box and the Jimu Group in general, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.” We do not cooperate with any other online consumer finance platforms aside from Jimu Box.

A number of financial partners provide funding directly to borrowers for loans that we facilitate, including China National Investment & Guaranty Corporation and Industrial Consumer Finance Co., Ltd. Financial partners providing non-structured direct funding were the funding source for only 6% of the outstanding loans facilitated through our platform as of December 31, 2017, but this increased to 25% of the outstanding loans as of December 31, 2018 and further to 62% of the outstanding loans as of December 31, 2019. Direct funding is now the largest source of funds for the point-of-sale installment loans facilitated through our platform. Ganzhou Aixin Micro Finance, a licensed micro finance company which we purchased from Jimu Group in March 2019, also provides certain financing for personal installment loans. We also have entered into strategic business cooperation with Fullerton Credit, a group of micro loan companies wholly owned by Fullerton Financial Holdings Pte. Ltd.

We have worked with a variety of financial partners such as Yunnan Trust and Jiaochuang Investment on trusts and other structured finance since 2017. Trusts and other structured finance were the funding source for 9% of the outstanding loans facilitated through our platform as of December 31, 2017, 10% of the outstanding loans as of December 31, 2018 and 11% of the outstanding loans as of December 31, 2019. The trusts are administered by third-party trust companies and they invest in personal and business installments loans that we recommend. We purchase subordinated tranches to provide credit support. The financing receivables due from the borrowers of the personal and business installment loans and the loan payables to the third party investors of the trust units are recorded on our balance sheet as financing receivables and funding debts, respectively. Trusts and other structured finance were an important source of funding for us in 2017, 2018 and 2019.

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

The table below sets forth the funding from different types of financial partners for our lending solutions in terms of outstanding loans as at December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Online consumer finance platform	4,742,261	3,593,302	801,676	115,154
Non-structured direct funding	338,851	1,479,166	2,041,729	293,276
Trusts and other structured finance	531,842	592,642	359,981	51,708
Public asset-backed securities	256,643	—	—	—
Unsecured general loan and others(1)	18,110	137,924	98,511	14,150

Total	5,887,707	5,803,034	3,301,897	474,288

(1)

Others includes receivables held by Ganzhou Aixin Micro Finance and Minheng before those receivables are funded by our financial partners and those receivables that have been delinquent within 90 days and repurchased by us but not yet written off.

Wealth management solutions partners. Our wealth management financial partners provide various mutual fund products and asset management products, accessible from our and our business partners’ platforms. We enable our wealth management financial partners to distribute those products to the user bases of our business partners. Our 73 wealth management financial partners include such well-known names in China as Guangfa Asset Management, Guotai Asset Management and Penghua Fund Management. We distributed RMB2,080.6 million, RMB3,284.7 million and RMB1,466.2 million (US$210.6 million) of wealth management products as measured by total value in 2017, 2018 and 2019, respectively, by means of our wealth management solutions. We provide financial solutions that enable our financial partners to efficiently expand the scope of their products and services and extend them to a wider user base.

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

Borrowers

We facilitate loans by our lending solutions partners primarily to individuals. We apply advanced credit assessment models to profile loan applicants and allocate the approved cases to our lending solutions partners according to their risk appetite. We are also expanding our lending solutions to help our lending solutions partners target SMEs and their owners. From our inception through December 31, 2019, we have facilitated a cumulative total of approximately RMB46.0 billion (US$6.6 billion) in loans by our lending solutions partners. The cumulative number of borrowers who have utilized the solutions we provide to our lending solutions partners has grown to more than 6.7 million as of December 31, 2019.

A geographically diverse set of borrowers stretching across 474 cities and counties in China has borrowed loans from our lending solutions partners using our solutions. The top three cities in terms of borrowers accounted for only approximately 4% of all such borrowers as of December 31, 2019. Approximately 39.1 million individuals have registered on our system with their name, government-issued identification number and mobile phone number. According to the information provided to us by these individuals, approximately 50% are between the ages of 22 and 30 and another 25% are between the ages of 30 and 35.

Investors

We have experienced initial success in terms of both the number of investors and the investment amount per investor since we launched Hongdian and Polaris. As of December 31, 2019, over 200,000 cumulative retail investors on Hongdian and Polaris have made transactions on our platforms, with an average amount under management of over RMB5,080 (US$730) per user.

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

Our point-of-sale financing solutions enable our business partners to make installment purchase loans available to their customers. Our point-of-sale lending solutions facilitate the purchase of online travel products and services such as air tickets and hotel room reservations on travel sites such as Qunar and Ctrip, consumer products on e-commerce websites such as Vip.com and Shefenqi, and mobile devices and services such as Bestpay provided to China Telecom’s customers. Our business partners typically integrate our lending solutions in the payment stage of a transaction, offering end users installment payment options when they satisfy our pre-screening procedures and certain criteria stipulated by our business partners. An end user who selects the installment payment option is guided through the application process and can use the approved credit line to finance his purchase from our business partner. End users have the option to choose different combinations of terms which are agreed with our business partners, and our system will automatically calculate monthly payments and service fees. In 2017, 2018 and 2019, the total volume of point-of-sale installment loans we facilitated was approximately RMB6.8 billion, RMB4.5 billion and RMB2.4 billion (US$0.3 billion), respectively. Our point-of-sale lending solutions function as a virtual credit card featuring a one-month interest free period and flexible installment terms. We believe such features are attractive to end users and enhance user experience. The weighted average APR for point-of-sale installment loans outstanding more than a month was 12.0% of the principal amount in 2019. The application process of point-of-sale installment loan products are easy and simple, supported by intuitive user interface. The following are screenshots of the application process for Qunar point-of-sale installment loans:

Personal Installment Loan Solutions

We offer personal installment loan solutions to our financial and business partners on our business partners’ platforms or through our own traffic entry points. Our personal installment loan solutions enable our business partners to make unsecured personal credit available to their customers. All loans are funded by our lending solutions partners but end users access the loans through the mobile apps or websites of our business partners or our own traffic entry points. We help our lending solutions partners determine the amount of the credit line for each customer based on the result of our credit assessment. The initial credit line is typically between RMB500 (US$72) and RMB100,000 (US$14,364). As end users start building their credit history with us, they will gradually get access to higher credit lines and more favorable credit terms. Normally, each drawdown on the credit line must be individually approved, but we can provide solutions to our lending solutions partners that permit end users to draw down multiple loans without additional approval as long as the aggregate outstanding balance of the loans does not exceed the approved credit limit. The money is transferred to the user’s bank account when the loan is drawn down. We charge our financial partners technical service fees. In 2019, approximately 517,000 customers were approved for personal installment loan credit lines with an average credit limit of approximately RMB13,322 (US$1,913.6) through solutions that we provided to lending solutions partners. The aggregate amount of credit lines approved was RMB25.8 billion, RMB53.2 billion and RMB60.3 billion (US$8.7 billion), and the amount outstanding was RMB4.1 billion, RMB3.8 billion and RMB2.2 billion (US$0.3 billion) as of December 31, 2017, 2018 and 2019, respectively.

We stopped facilitating offline personal installment loans in the fourth quarter of 2018.

Business Installment Loan Solutions

We offer business installment loan solutions to our business partners on their platforms or on our own platform under the “Dumiao” brand. Our business installment loan solutions enable our business partners to arrange financing for their customers. These business partners are typically online platforms that provide goods and services to sole proprietors and to small and medium enterprises (SMEs) and possess significant data about their customers which can inform credit assessment. These borrowers include both online merchants and owners of traditional enterprises in various industries such as manufacture, retail and wholesale, dining, transportation and other service industries. Such businesses usually have annual sales turnover up to RMB70 million (US$10.1 million). The loans are intended to be used for business purposes such as to expand operations, purchase inventory or meet day-to-day operational cash flow needs. The business installment loan products are unsecured and repayable in installments ranging from three months to 24 months, with loan size ranging from RMB1,000 (US$144) to RMB300,000 (US$43,092). Because we build our end-to-end solution and credit assessment system for business installment loans specifically to evaluate SME creditworthiness on the basis of our massive big data storage, an application is typically approved within 15 minutes, as compared to a few days or weeks by traditional financial institutions. The total volume of business installment loans we facilitated was approximately RMB569.6 million, RMB1,221.3 million and RMB781.6 million (US$112.3 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

The table below sets forth certain information about the loans we have facilitated in 2019.

	Point-of-sale Installment Loans	Personal Installment Loans	Business Installment Loans
Loans facilitated	RMB2,448.4 million (US$351.7 million)	RMB7,784.0 million (US$1,118.1 million)	RMB781.6 million (US$112.3 million)

Outstanding loans as of December 31, 2019	RMB850.0 million (US$122.1 million)	RMB2,199.3 million (US$315.9 million)	RMB252.7 million (US$36.2 million)

Loan size	RMB500 to RMB100,000 (US$72 to US$14,364)	RMB500 to RMB100,000 (US$72 to US$14,364)	RMB1,000 to RMB300,000 (US$144 to US$43,092)

Average loan size(1)	RMB706 (US$101)	RMB7,454 (US$1,071)	RMB21,996 (US$3,160)
Loan term	1 to 24 months	3 to 12 months	3 to 24 months

Average loan term(2)	10.3 months	9.0 months	10.5 months
Weighted average APR(3)	12.0%	22.2%	18.2%

(1)	Average loan size is calculated as the total amount of loans facilitated in the period divided by the total number of loans facilitated in the period.
(2)	Average loan term is weighted by loan origination amount for each loan originated in the period.
(3)

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

Hongdian fund distribution solution. Our Hongdian solution enables our partners to offer and distribute mutual fund products to their customers, either under our Hongdian brand or as a white label solution. Registered end users can select a variety of mutual fund products through our platform’s website and mobile applications or our partners’ platforms, which are sourced from our financial partners. All of the mutual fund products that are available to retail investors on Hongdian are publicly listed for trading in China and are regulated by the CSRC. As of December 31, 2019, we have partnered with 73 fund management companies and listed over 3,200 different mutual fund products on Hongdian. The wealth management service fee primarily consists of commission fees charged to third-party asset management companies for participating in our online wealth management platform. We operate Hongdian through Beijing Hongdian, our variable interest entity, which possesses a brokerage license to conduct an investment fund sales business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Fund Sales Business.”

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

We charge investment management fees and portfolio rebalancing fees to users. As of December 31, 2019, we have facilitated transactions for over 200,000 cumulative unique investors through our wealth management solutions with a cumulative transaction amount of RMB7.3 billion (US$1.1 billion), as compared to over 195,000 cumulative unique investors and a cumulative transaction amount of RMB5.8 billion as of December 31, 2018.

Insurance Solutions

Myfin insurance solution. We launched our Myfin solution in July 2016. Myfin enables our partners to offer and distribute insurance products to users of our Dumiao App under our Myfin brand. We are still in the early stages of developing this business. We had insurance premiums of RMB8 million (US$1 million) and served 105 thousand end users in 2019, as compared to insurance premiums of RMB12 million and 150 thousand end users in 2018. As of December 31, 2019, we provide insurance solutions to two insurance companies, as compared to four insurance companies as of December 31, 2018. We introduced new business partners and cooperation models for the insurance brokerage business in 2019, resulting in a significant increase in both revenues and costs as compared to in 2018. We operate Myfin through our variable interest entity Beijing Myfin, a subsidiary of which possesses an insurance brokerage license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Insurance Brokerages.”

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

Risk Management

We have an advanced and customized risk management capability driven by our proprietary credit approval engine and strong risk management expertise. We believe that our strength in risk management enables us to prevent fraud and provides effective and efficient credit assessment services to our business partners as well as their target customer cohorts. This approach provides for extremely high levels of automation in the underwriting process and, as a result of recent economic headwind both in China and abroad, our management has adopted a more cautious position and took proactive steps to slow down the asset growth. Our risk grading, risk-based pricing and credit limit strategies improve our business and financial performance by controlling overall risk in line with financial partner’s risk appetite.

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

We define delinquency rate as outstanding principal balance of loans that were from 16 to 30 calendar days, from 31 to 60 calendar days and from 61 to 90 calendar days past due as a percentage of the total outstanding principal balance of the loans as of a specific date. Loans that are delinquent for more than 90 days are charged off. The following table provides our delinquency rates for all loans we facilitated as of December 31, 2017, 2018 and 2019, including both on-balance sheet loans and off-balance sheet loans:

	Delinquent for
	16 - 30 days	31 -60 days	61 - 90 days
December 31, 2017	1.11%	1.02%	0.74%
December 31, 2018	1.27%	2.35%	2.33%
December 31, 2019	1.72%	2.98%	2.86%

We experienced an increase in delinquency rates at the 31 to 60 day and 61 to 90 day levels in 2017 due primarily to an industry-wide increase in default rates that also affected our company. Government initiatives such as Circular 141 and The Notice on Inspection of Rectification of Online Lending Information Intermediaries, also known as Circular 57, both of which were released in December 2017, fostered negative publicity about the industry that contributed to higher delinquency rates in 2018. Customers’ willingness to repay their loans was adversely affected, and our financial partners suffered significantly from industry volatility particularly in the second half of 2018. In 2019, due to the tightening regulatory policies, we made some adjustments to our product pricing and customer application process. We adopted a more conservative risk control policy and proactively tightened our approval rate, which reduced loan facilitation volume. Thus, our outstanding balance volume and the denominator of our delinquency rate were also affected.

COVID-19 has had an adverse impact on the global economy and has, adversely impacted our customers’ ability to pay. We are expecting to see a higher level of delinquency in our portfolio. However, we believe we are well positioned in comparison to our peers because the average ticket size of our loans is relatively small and the majority of our recent originations are POS installment loans, which tend to be less volatile.

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

M3+ delinquency rate by vintage for point-of-sale installment loans

M3+ delinquency rate by vintage for personal installment loans

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

R&D Lab

Our R&D lab is the source of our continued innovations. It not only supports our existing business and enhances our product and service offerings, but also incubates new technological and business initiatives that allow us to continue to evolve. We have teams within the R&D Lab working on artificial intelligence, robotic process automation, data source assessments and other projects of possible application to our business.

Our R&D lab is empowered by a team of experienced engineers dedicated to research and development. As of December 31, 2019, we have 139 technology employees, representing approximately 54% of our total employees. Our engineers are based in our headquarters in Beijing and our offices in Shanghai. We recruit most of our engineers from prestigious universities and hire experienced laterals from well-established internet and software companies. We compete aggressively for engineering talent to help us address challenges and maintain our technology advantages over our competitors. We invest significantly in research and development. In 2019, we incurred RMB79.1. million (US$11.4 million) in research and development expenses, primarily of salaries and benefits (including share-based compensation) for our research and development team.

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

We have integrated a variety of advanced analytical and modelling techniques into our risk management and credit assessment systems by applying artificial intelligence, including machine learning. For example, we make use of social network analysis techniques to discover connections between loan applicants and known or suspected fraud rings and leverage the special characteristics of social networks in our anti-fraud and risk management models to reduce the rate of fraud. We have constructed a real-time online dynamic risk modelling system which, unlike traditional credit score card technology, is able to implement continual updates to our automated models based on the newest risk metrics, and at the same time implement mechanical learning algorithms online, and based on the real-time results of the model, automatically distribute application volume and ensure the stability and highly efficient operation of the model, and timely and reliably control risk Building on our modelling technology, we carry out automatic clustering based on differences in the user’s personal characteristics, and we use different collections of characteristics between clusters to construct mechanical learning models to determine user risk and greatly raise the predictive power of the risk management model.

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

Our system uses local deployment to run business processes in our data center. Data is stored on our local server and hosted in internet data centers. All services and data use highly available architecture. We have never experienced data loss as of the date of this annual report.

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

International Expansion

We have entered into two joint ventures outside of China to offer our solutions in additional markets in conjunction with local partners. In October 2017, we formed a joint venture named PIVOT Fintech Pte. Ltd. together with FWD Group and certain angel investors to provide robo-advisory services in Southeast Asia. In April 2018, we formed a joint venture named Avatec.ai (S) Pte. Ltd. together with United Overseas Bank Limited to offer credit services and solutions primarily in Southeast Asian countries. In addition, we set up Pintec Solutions Pte. Ltd. in Singapore in November 2018 as the international headquarters for our international business development, and in April 2019, we acquired Infrarisk Pty Limited, an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process.

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

Intellectual Property

We seek to protect our proprietary technology, including our risk management technologies and technology infrastructure, through a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure by confidentiality and non-compete agreements. We have applied for five patents and have registered 48 copyrights with the PRC National Copyright Administration. We have eight registered domain names that are currently used in our business and operations, including pintec.com, idumiao.com, ixuanji.com and hongdianfund.com. As of the date of this annual report, we had 48 registered trademarks, including the Chinese name for Dumiao, Hongdian, Myfin and Pintec.

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

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

In March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. When it took effect, the PRC Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Laws on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. In December 2019, the State Council promulgated the Implementation Regulations on the PRC Foreign Investment Law, which came into effect on January 1, 2020 and further clarified and elaborated the relevant provisions of the PRC Foreign Investment Law. The PRC Foreign Investment Law and its implementation regulations embody the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

The Implementation Regulations on the PRC Foreign Investment Law require that existing foreign-invested enterprises established before the effectiveness of the PRC Foreign Investment Law must change to their chosen organizational forms and structures and go through the change of registration procedures at any time prior to January 1, 2025. Otherwise, the relevant local branch of the State Administration for Market Regulation will not process other registration matters for the enterprise and will publicize relevant information of such enterprise. The PRC Foreign Investment Law further provides that a foreign investment information reporting system will apply to foreign-invested enterprises. In December 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly issued the Measures for Reporting of Foreign Investment Information, which came into effect on January 1, 2020. Beginning on January 1, 2020, foreign investors carrying out investment activities directly or indirectly in the PRC and the relevant foreign-invested enterprises must disclose their investment information to the competent commercial department by means of submitting various reports, including the establishment reports, modification reports and annual reports, through the Enterprise Registration System and the National Enterprise Credit Information Publicity System.

For more details, see “Item 3. Key Information—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Industry Catalog Relating to Foreign Investment

The PRC Foreign Investment Law reiterates and officially establishes the pre-access national treatment plus negative list management system for foreign investment. In June 2019, the Ministry of Commerce and the National Development and Reform Commission promulgated the Special Management Measures for Foreign Investment Access (Negative List) (2019 version), or the Negative List (2019 version), which became effective on July 30, 2019. The Negative List (2019 version) expands the scope of industries where foreign investment is permitted by reducing the number of industries where restrictions on the shareholding percentage or requirements for the composition of board or senior management still exist. Industries listed in the Negative List (2019 version) are divided into two categories: restricted and prohibited. Industries in the restricted category are subject to a variety of restrictions. For example, some restricted industries are limited to Sino-foreign joint ventures, and in some cases, the Chinese partners are required to hold the majority interests in such joint ventures. Furthermore, foreign investors are not allowed to invest in companies in industries under the prohibited category. For industries not in the restricted or prohibited categories, the restrictions applicable to the restricted category do not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed.

We provide value-added telecommunication services, which is an industry in the restricted category pursuant to the Negative List (2019 version), through our consolidated variable interest entities.

Regulations Relating to Insurance Brokerage

The primary regulation governing insurance intermediary services is the PRC Insurance Law, originally enacted in 1995. According to the PRC Insurance Law, the China Insurance Regulatory Commission (which was integrated into the CBIRC with other governmental departments in April 2018) is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

The principal regulations governing insurance brokerage are the Provisions on the Supervision and Administration of Insurance Brokers, promulgated by the China Insurance Regulatory Commission in February 2018. According to these regulations, an insurance broker refers to an entity that receives commissions for providing intermediary services to policyholders and insurance companies to facilitate their entering into insurance contracts. An insurance broker established in China must meet the qualification requirements specified by the CBIRC and obtain a license from the CBIRC or its local branches to operate insurance brokerage business.

The subsidiary of one of our variable interest entities, Beijing Myfin, has obtained a license for insurance brokerage from the Beijing Bureau of the CBIRC, which allows Beijing Myfin to conduct an insurance brokerage business within the territory of the PRC and will remain valid until June 2022.

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

Our variable interest entity, Beijing Hongdian, is a member of the Asset Management Association of China, has obtained a license for a publicly raised securities investment fund sales business from the CSRC and is qualified to conduct both publicly raised and privately raised securities investment fund sales businesses.

Regulations Relating to Value-added Telecommunication Service

The Telecommunications Regulations, originally promulgated by the State Council in 2000, and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued and amended by the Ministry of Industry and Information Technology, or the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the MIIT in 2009 and most recently amended in 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must obtain a value-added telecommunications service license from the MIIT or its provincial level counterparts.

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

Our variable interest entity, Beijing Hongdian, has obtained a value-added telecommunications service license for its operations from the Beijing Administration of Telecommunications in March 2018. This license will remain valid until June 2021. Our Dumiao platform and app, which are operated by Shanghai Anquying Technology Co., Ltd., a subsidiary of one of our variable interest entities, may be required to obtain a telecommunication service license for our mobile applications in accordance with the Regulations for Administration of Mobile Internet Application Information Services and other relevant laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be required to obtain value-added telecommunication service licenses by the PRC regulatory authorities.”

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

We have lowered the age threshold of our end users to the age of 20, which subjects us to the laws, regulations, rules and governmental policies governing campus online lending. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business —Regulatory uncertainties relating to campus online lending may materially and adversely affect our business and results of operations.”

Regulations Relating to Commercial Factoring

The Notice on the Pilot Launch of Commercial Factoring, issued by the Ministry of Commerce in 2012, approves the pilot launch of commercial factoring in the Shanghai Pudong New Area and the Tianjin Binhai New Area. The Ministry of Commerce also issued another notice to expand the list of pilot areas to include the Chongqing Liangjiang New Area, Sunan Modern Construction Demonstration Zone and Suzhou Industrial Park. In 2015, the Ministry of Commerce issued the Opinions on Supporting the Innovative Development of Pilot Free Trade Zones, which approved the pilot commercial factoring businesses in all the free trade zones. Under these notices issued by the Ministry of Commerce and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of the Ministry of Commerce or other competent authorities.

On May 8, 2018, the Ministry of Commerce issued the Notice of Matters concerning the Adjustments to the Duties of Administration of Financial Leasing Companies, Commercial Factoring Companies and Pawnshops, according to which the Ministry of Commerce has transferred the duties of developing business operation and supervision rules for commercial factoring companies to the CBIRC effective April 20, 2018. In October 2019, the CBIRC issued the Notice on Strengthening the Supervision and Administration over Commercial Factoring Enterprises. This notice clarifies the commercial factoring business as to the following services provided by a commercial factoring enterprise to the supplier that transfers its account receivable based on the real transaction to the commercial factoring enterprise: (i) factoring financing; (ii) maintenance of the sales breakdown (ledger); (iii) collection of account receivables; and (iv) non-commercial bad debt guarantee. Commercial factoring enterprises may concurrently engage in client credit investigation and evaluation and the consulting services relating to commercial factoring. A commercial factoring enterprise may not engage in the following activities or businesses: (i) taking or taking in a disguised manner the deposits from the public; (ii) obtaining funds through online lending information intermediaries, local trading places in various types, asset management institutions, private investment fund or any other institutions; (iii) borrowing or borrowing in a disguised manner funds from other commercial factoring enterprises; (iv) offering loans or offering loans as entrusted; (v) specially engaging in or carrying out as entrusted a collection business or debt repayment demand business irrelevant to commercial factoring; and (vi) carrying out a factoring financing business based on an illegal underlying transaction contract, consignment contract, account receivable with unclear ownership or the right to demand payment arising out instrument or other negotiable securities.

Minheng, a subsidiary of one of our variable interest entities, and Anxunying (Tianjin) Commercial Factoring Co., Ltd., a wholly foreign-owned enterprise, are qualified to conduct our commercial factoring business.

Regulations Relating to Financing Guarantee

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, effective as of October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantees to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee businesses. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate a financing guarantee business without such approval. If any entity violates these regulations and operates a financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$71,821) to RMB1,000,000 (US$143,641), and confiscation of any illegal gains, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

On October 9, 2019, the CBIRC and eight other PRC regulatory agencies promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions, which became effective the same day. The Financing Guarantee Supplementary Provisions provide that institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee service, whether in direct form or disguised form, without the approval of the competent authorities.

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

The Administrative Measures for Internet Finance Service Providers Regarding Anti-Money Laundering and Counter Terrorism Financing (Trial Version), or the Administrative Measures Regarding AML and CTF, which were issued jointly by the People’s Bank of China, the CBIRC and the CSRC on October 10, 2018 and became effective on January 1, 2019, require internet finance service providers (including service providers of internet fund sale or internet insurance brokerage) to comply with certain anti-money laundering and counter terrorism financing requirements, including (i) establishing an internal control system for anti-money laundering and counter terrorism financing, (ii) establishing a customer identification program, (iii) monitoring terrorist organizations and terrorists, (iv) monitoring and reporting suspicious transactions and (v) preserving customer information and transaction records. The Administrative Measures Regarding AML and CTF define internet service providers as institutions which are approved or filed by the relative authorities to operate internet financial business in accordance with the law. However, the specific applicable scope of the Administrative Measures Regarding AML and CTF has yet to be determined.

The Fund Sale Measures, promulgated by the CSRC in 2013, require independent fund sales institutions to comply with certain anti-money laundering requirements, including establishing a customer identification program, monitoring and reporting suspicious transactions and preserving customer information and transaction records.

The Notice on Anti-Money Laundering Operations of the Insurance Industry, promulgated by the China Insurance Regulatory Commission in 2011, requires insurance brokerage agencies to establish anti-money laundering internal control systems and provide assistance to public security departments and judicial authorities in investigations.

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

Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for (i) any dissemination of illegal information on a large scale, (ii) any severe effects due to the leakage of the client’s information, (iii) any serious loss of criminal evidence or (iv) any other severe situation arising from a violation of the applicable laws or regulations. Any individual or entity that sells or provides personal information to others in violation of applicable law, or that steals or illegally obtains any personal information, is subject to criminal penalties in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective in June 2017, clarified certain standards for the conviction and sentencing of criminals in relation to personal information infringement. In addition, the General Provisions of the PRC Civil Law, which were promulgated in March 2017 and became effective in October 2017, require that personal information of individuals shall be protected.

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

In January 2019, the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps to carry out special campaigns against mobile apps collecting and using personal information in violation of applicable laws and regulations. The announcement prohibits business operators from collecting personal information irrelevant to their services or forcing users to give authorization in disguised manner. In November 2019, the Cyberspace Administration of the PRC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information by Apps, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, for the app operators to conduct self-examination and self-correction, and for other participants to voluntarily monitor compliance.

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

Regulations Relating to Tax

Enterprise Income Tax

Enterprise income tax is calculated based on taxable income, which is determined under the Enterprise Income Tax Law, promulgated by the National People’s Congress and implemented in 2008, and the implementation rules promulgated by the State Council and implemented at the same time. The Enterprise Income Tax Law was further amended in February 2017 and again in December 2018 and the implementation rules to the Enterprise Income Tax Law were amended in April 2019. The Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. The income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities. Sky City Beijing is qualified as a “high and new technology enterprise” under the Enterprise Income Tax Law and is eligible for a preferential enterprise income tax rate of 15% from 2018 to 2020, so long as it obtains approval from the relevant tax authority. In addition, we believe it more-likely-than-not that Sky City Beijing will be qualified as an eligible software enterprise before the income tax year-end final settlement in 2019. As a result of this qualification, Sky City Beijing is entitled to a tax holiday of a full exemption for 2019 because its taxable income is greater than zero, followed by a three-year 50% exemption. Beijing Hongdian was qualified as a “high and new technology enterprise” under the Enterprise Income Tax Law and was eligible for a preferential enterprise income tax rate of 15% from 2016 to 2018. However, in 2019, we did not apply for renewal as we did not expect Beijing Hongdian to be profitable in the near future. Therefore, Beijing Hongdian is subject to an income tax rate of 25% in 2019.

In addition, enterprises registered in countries or regions outside the PRC which have their “de facto management bodies” located inside the PRC may be considered PRC resident enterprises and therefore be subject to enterprise income tax in the PRC at the rate of 25% on their worldwide income. The implementation rules of the Enterprise Income Tax Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” However, the only detailed guidance currently available for the definition of “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises is set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, originally promulgated by the State Administration of Taxation in 2009, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin No. 45, originally issued by the State Administration of Taxation in 2011. Circular 82 and Bulletin No. 45 provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

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

Income Tax for Share Transfers

According to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the State Administration of Taxation in 2015 and amended in 2017, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in a public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; and (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

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

In February 2018, the State Administration of Taxation promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, according to which, when determining the applicant’s status as the “beneficial owner”, as stipulated in the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and Circular 81, regarding tax treatment in connection with dividends in the tax treaties, several factors will be taken into account, including whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grants a tax exemption on the relevant income or levies tax at an extremely low rate, and the tax treatment will be analyzed according to the actual circumstances of the specific cases. In October 2019, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or Circular 35, which became effective as of January 1, 2020 and superseded Circular 60 on the same date. In contrast to Circular 60, Circular 35 provides that where non-resident taxpayers determine on their own that they meet the conditions for enjoying the treatment under tax treaties, they may automatically enjoy such treatment when filing tax returns or filing tax returns for tax withheld by withholding agents, provided that they collect and retain relevant materials for reference, subject to further determination by the tax authorities.

Accordingly, Sky City Hong Kong Limited and Next Hop Hong Kong Limited, our wholly owned subsidiaries in Hong Kong, may be able to enjoy the 5% withholding tax rate for the dividends they receive respectively from Pintec (Ganzhou) Technology Co., Ltd. and Anxunying (Tianjin) Commercial Factoring, their wholly owned subsidiaries in China, if they satisfy the conditions prescribed under Circular 81, the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Currency Exchange

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Regulations of the People’s Republic of China on Foreign Exchange Control, originally promulgated by the State Council in 1996. Under these regulations, the Renminbi is freely convertible for current account items, including trade and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities, unless the prior approval of SAFE is obtained and prior registration with SAFE is made.

The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments, originally promulgated by SAFE in 2012 and most recently amended in December 2019, permitted the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders without the approval or verification of SAFE. It also permitted for multiple capital accounts for the same entity to be opened in different provinces, which had not been possible previously. In addition, the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents, promulgated by SAFE in 2013 and amended in October 2018, specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19. This notice, which became effective in 2015 was amended in December 2019, has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises and lifted some foreign exchange restrictions. However, Circular 19 continues to prohibit foreign-invested enterprises from among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

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

Regulations Relating to Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Pintec (Ganzhou) Technology Co., Ltd. and Anxunying (Tianjin) Commercial Factoring Co., Ltd., our wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal legislation with respect to payment or distribution of dividends by wholly foreign-owned enterprises include the Company Law, originally promulgated by the Standing Committee of the National People’s Congress in 1999 and most recently amended in October 2018, and the PRC Foreign Investment Law. Under these laws, wholly foreign-owned enterprises in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits as statutory reserve fund, if any, unless these reserves have reached 50% of the registered capital of the enterprises. These statutory reserve funds may not be distributed as cash dividends. A wholly foreign-owned enterprise may allocate a portion of its after-tax profits to certain optional reserve funds at its discretion. Profit of a wholly foreign-owned enterprise may not be distributed before its losses for the previous accounting years have been made up. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Our Relationship with Jimu Group

We and Jimu Group have a high degree of overlap in shareholding as of the date of this annual report. Our predecessor, Jimu Holdings Limited, formerly known as Pintec Holdings Limited, was founded in 2013 and has grown to become a large financial services company focusing on providing peer-to-peer lending and financial solutions in China. Prior to our pre-IPO reorganization and the establishment of Pintec Technology Holdings Limited, our business was carried out by various subsidiaries and variable interest entities of our predecessor. Since September 2016, our business and the Jimu business have been operating substantially independent of each other. Pursuant to our pre-IPO reorganization, all of the shares of Pintec Technology Holdings Limited were issued to the shareholders of Jimu Group’s holding company such that Pintec Technology Holdings Limited had the same shareholders, in the same proportions and with the same rights, immediately after the reorganization as Jimu Group’s holding company did. In addition, two of the directors on our board, namely, Mr. Jun Dong and Ms. Xiaomei Peng, also sit on the board of Jimu Holdings Limited. We entered into various transaction agreements in connection with our pre-IPO reorganization in December 2017. The reorganization was completed in March 2018. The peer-to-peer lending business and provision of related services are now carried out by Jimu Group, while our business is carried out by our own subsidiaries and variable interest entities and their subsidiaries.

Jimu Box was the single largest funding source for loans facilitated through our platform since our inception to 2018. Jimu Box was the funding source for 81% of the outstanding loans facilitated through our platform as of December 31, 2017, 62% of the outstanding loans as of December 31, 2018 and 24% of the outstanding loans as of December 31, 2019. Funding from Jimu Box decreased significantly in 2019. In the fourth quarter of 2019, Jimu Box’s funding accounted for less than 5% of the total loans that we facilitated. Since Jimu Group announced its exit from the online lending platform business in February 2020, funding by Jimu Box further decreased to less than 1% of the total loans that we facilitated in the first quarter of 2020. We do not expect any further funding from Jimu Box in the future.

In the past, we also relied on Jimu Group’s brand to have more accessible funding sources by way of relying on certain guarantee arrangement between Jimu Group and our financial partners. We ceased our reliance on Jimu Group for the provision of guarantee services in 2019.

We entered into two loan agreements with Jimu Group on July 19, 2019, to formally document the amounts due from Jimu Group that were attributable to the cash advances we made to Jimu Group outside of the ordinary course of business prior to May 31, 2019. As of December 31, 2019, the principal amount due under the U.S. dollar-denominated loan agreement was US$18.4 million, and the principal amount due under the Renminbi-denominated loan agreement was RMB154.6 million (US$22.2 million). As of December 31, 2019, we had RMB866.0 million (US$124.4 million) in amounts due from Jimu Group, including the amounts due under these loans, as compared to RMB4.5 million (US$0.6 million) in amounts due to Jimu Group. The U.S. dollar-denominated loan matured on January 31, 2020 but Jimu Group failed to repay the amount due by the maturity date. We have officially initiated the collection process and formally notified Jimu Group for the repayment of the outstanding balances. However, we determined that it was not probable for the amounts due from Jimu Group to be collected or recovered. The Renminbi-denominated loan matures on January 31, 2022.

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

In addition, we agreed to indemnify Jimu Group against liabilities arising from misstatements or omissions in our prospectus or the registration statement of which it was a part, except for misstatements or omissions relating to information that Jimu Group provided to us specifically for inclusion in our prospectus or the registration statement of which it formed a part. Jimu Group agreed to indemnify us against liabilities arising from misstatements or omissions in its subsequent filings, if any, or with respect to information that Jimu Group provided to us specifically for inclusion in our prospectus, the registration statement of which our prospectus formed a part, or our annual reports or other SEC filings following the filing of the registration statement with the SEC of which our prospectus was a part, but only to the extent that the information pertains to Jimu Group or the Jimu business or to the extent we provided Jimu Group prior written notice that the information would be included in our prospectus or other SEC filings and the liability does not result from our action or inaction.

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

This agreement became effective on October 29, 2018 and expires on the later of (i) the date that is 15 calendar days after the first quarter-end date that the common shareholding between Jimu Group’s holding company and Pintec drops below 20%; and (ii) the 15th anniversary of October 29, 2018.

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

Contractual Arrangements with Our Variable Interest Entities

PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, insurance brokerage, fund distribution and other value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements, through our PRC subsidiaries, with our variable interest entities and the shareholders of our variable interest entities to obtain effective control over our variable interest entities and their subsidiaries.

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

The following is a summary of the currently effective contractual arrangements between our PRC subsidiaries, our variable interest entities and their shareholders

Agreements that Allow Us to Receive Economic Benefits from Our Variable Interest Entities

Exclusive Business Cooperation Agreements. Our PRC subsidiaries entered into exclusive business cooperation agreements with each of our variable interest entities. Pursuant to these agreements, our PRC subsidiaries or their designated parties have the exclusive right to provide our variable interest entities with comprehensive business support, technical support and consulting services. Without our PRC subsidiaries’ prior written consent, our variable interest entities shall not accept any consulting and/or services covered by these agreements from any third party. Our variable interest entities agree to pay service fees based on services provided and their commercial value on a quarterly basis or other service fees for specific services as required and as otherwise agreed by both parties. Our PRC subsidiaries own the intellectual property rights arising out of the services performed under these agreements. Unless our PRC subsidiaries terminate these agreements or pursuant to other provisions of these agreements, these agreements will remain effective for ten years. These agreements can be terminated by our PRC subsidiaries with 30 days’ advance written notice, our variable interest entities have no right to unilaterally terminate these agreements, subject to certain exceptions.

Agreements that Provide Us with Effective Control over Our Variable Interest Entities

Power of Attorney. Through a series of powers of attorney, each shareholder of our variable interest entities irrevocably authorizes our PRC subsidiaries or any person(s) designated by our PRC subsidiaries to act as its attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in our variable interest entities, including but not limited to the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney is irrevocable and remains in force continuously upon execution.

Equity Pledge Agreement. Our PRC subsidiaries have entered into an equity pledge agreement with each shareholder of our variable interest entities. Pursuant to these equity pledge agreements, each shareholder of our variable interest entities has pledged all of his or her equity interest in our variable interest entities to our PRC subsidiaries to guarantee the performance by such shareholder and our variable interest entities of their respective obligations under the exclusive business cooperation agreements, the power of attorney, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If our variable interest entities or any of their shareholders breach any obligations under these agreements, our PRC subsidiaries, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of our variable interest entities agrees that before his or her obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of our PRC subsidiaries. These equity pledge agreements will remain effective until our variable interest entities and their shareholders discharge all their obligations under the contractual arrangements, except that the equity pledge under (i) the equity pledge agreement entered into by and among Pintec Beijing, Beijing Hongdian and Beijing Hongdian’s shareholders and (ii) the equity pledge agreement entered among Pintec Beijing, Xinshun Dingye and Xinshun Dingye’s shareholders, would not be deemed validly created until it is registered with the competent government authorities.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Our Variable Interest Entities

Exclusive Option Agreements. Our PRC subsidiaries have entered into exclusive option agreements with our variable interest entities and their respective shareholders. Pursuant to these exclusive option agreements, the shareholders of our variable interest entities have irrevocably granted our PRC subsidiaries or any third party designated by our PRC subsidiaries an exclusive option to purchase all or part of their respective equity interests in our variable interest entities. In addition, our variable interest entities have irrevocably granted our PRC subsidiaries or any third party designated by our PRC subsidiaries an exclusive option to purchase all or part of their respective assets in our variable interest entities. The purchase price of equity interests in our variable interest entities will be the lower of RMB1.00 per share or the lowest price permitted by law. The purchase price of assets in our variable interest entities will be the lower of the book value of the asset or the lowest price permitted by law. Without our PRC subsidiaries’ prior written consent, our variable interest entities shall not, among other things, amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons, make any investments or distribute dividends. The shareholders of our variable interest entities also undertake that they will not transfer, gift or otherwise dispose of their respective equity interests in our variable interest entities to any third party or create or allow any encumbrance on their equity interests within the term of these agreements. These agreements will remain effective for ten years and will be extended at the sole discretion of our PRC subsidiaries.

In the opinion of Shihui Partners, our PRC counsel: the ownership structures of our variable interest entities, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under (i) the equity pledge agreement entered into by and among Pintec Beijing, Beijing Hongdian and Beijing Hongdian’s shareholders and (ii) the equity pledge agreement entered among Pintec Beijing, Xinshun Dingye and Xinshun Dingye’s shareholders, would not be deemed validly created until it is registered with the competent government authorities. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. Notwithstanding the above, the PRC Foreign Investment Law stipulates that foreign investment includes “foreign investors investing in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council”. Therefore, it is possible that future laws, administrative regulations, or provisions prescribed by the State Council may stipulate the variable interest entity structure as a form of foreign investment. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our internet-based businesses such as distribution of online information, insurance brokerage, fund distribution and other value-added telecommunications services do not comply with PRC government restrictions on foreign investment in these areas, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “—Risks Relating to Doing Business in China.”

D.	Property, Plant and Equipment

Our corporate headquarters are located in Beijing, China, where we lease office space with an area of approximately 3,772 square meters as of the date of this annual report. We also lease office space in Shanghai, China, with an area of approximately 1,064 square meters and in Singapore with an area of approximately 289 square meters. We lease our premises from unrelated third parties under operating lease agreements. The three leases will expire in June 2024, September 2023 and March 2022, respectively. We also lease office space in Ganzhou, Jiangxi province. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

We generate our revenues primarily from technical service fees and installment service fees. We generate technical service fee revenue by providing online credit assessment and referral services, post-lending management services and financial guarantee services. We generate installment service fee revenue through the point-of-sale installment payment services that we provide to the users of the business partners’ platforms or the provision of personal and business installment loans to borrowers through trust arrangements. Installment service fees are recognized on a gross basis, with the interest from the borrower recognized as revenue and the corresponding funding cost recognized as cost of revenues. We bear credit risk in connection with most of the loans that we facilitate. See “—Funding Sources and Credit Risk.”

We experienced significant growth in the first three years after we launched our platform in June 2015, until challenges facing the online consumer finance industry in the second half of 2018 impacted our growth for 2018 and 2019. In 2017, 2018 and 2019, we processed approximately 21.3 million, 15.4 million and 8.6 million loan applications, respectively, and facilitated a total of approximately RMB15.4 billion, RMB14.7 billion and RMB11.0 billion (US$1.6 billion) in loans, respectively. Our revenues increased from RMB763.0 million in 2017 to RMB1,603.6 million in 2018, primarily due to significant increases in monthly service fees. The increases in these fees are attributable to the growth in the outstanding balances of personal installment loans as a result of the significant growth in our businesses. However, due to the continued effect from the difficult environment in the second half of 2018, our revenues decreased to RMB1,285.2 million (US$184.6 million) in 2019.

Key Factors Affecting Our Results of Operations

Consumer Finance Market

The consumer finance market in China has grown rapidly in recent years, as Chinese consumers have been more willing to incur debt to support their lifestyle. Consumption growth has been outpacing gross domestic product growth since 2008. We expect that continued growth in the consumer finance market will create favorable conditions for our company to continue to grow, provided that PRC government fiscal and economic policies remain broadly supportive of growth in debt-financed consumption. In addition, macroeconomic conditions affect consumers’ willingness to incur debt more generally, though not necessarily in a straightforward way. For example, consumers may be willing to incur more debt when they are confident about their future, but they may also feel compelled to incur debt when they suffer a reduction or interruption in their income. Adverse economic conditions would likely cause defaults to increase.

Ability to Collaborate with Business Partners

The growth of our business will depend in part on our ability to expand into new verticals and increase penetration in existing verticals to increase the number of our business partners, in particular business partners with large user bases. We acquire substantially all of our users through our business partners, not only the users who borrow point-of-sale installment loans when buying goods or services from our business partners but also the users who borrow personal installment loans. Whether and how quickly we can acquire new business partners, whether in new verticals or in existing verticals, and especially business partners with large user bases, will have a significant impact on the rate of growth of our revenues.

Ability to Collaborate with Financial Partners

The growth of our business will depend on our ability to seek sufficient funding sources for the loans that we facilitate on our online consumer finance platform. Jimu Box was the funding source for 81% of the outstanding loans facilitated through our platform as of December 31, 2017, but we succeeded in reducing this to 62% of the outstanding loans as of December 31, 2018 and 24% of the outstanding loans as of December 31, 2019. We expect that loans funded by Jimu Box will be minimal in 2020. We are likely to need more capital as we acquire additional financial partners, expand our business in both domestic and international markets, and explore other funding product types.

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

Regulations

The PRC government is in the process of developing and implementing a regulatory framework to govern the online consumer finance market. We expect that the regulatory framework will remain unclear for some time to come. If the PRC governmental authorities adopt stringent regulations on financial service providers in this market, our business and financial partners may be unable or unwilling to adopt our solutions. If the authorities impose specific requirements (including licensing requirements) on us, it may be difficult or costly for us to comply. Regulations may be adopted in a way that favor competing business models or that disadvantage the offline consumer finance industry as a whole in comparison to more traditional forms of line lending.

Our Relationship with Jimu Group

We commenced our business in June 2015 as a business unit within our predecessor, Jimu Holdings Limited, which is Jimu Group’s holding company. Pintec Technology Holdings Limited was incorporated in the Cayman Islands as a holding company for our business in March 2017. Pursuant to our pre-IPO reorganization, all of the shares of Pintec Technology Holdings Limited were issued to the shareholders of Jimu Group’s holding company such that Pintec Technology Holdings Limited had the same shareholders, in the same proportions and with the same rights, as Jimu Group’s holding company did immediately prior to our initial public offering. Two of the directors on our board, namely, Jun Dong and Xiaomei Peng, also sit on the board of Jimu Holdings Limited.

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

In the past, our business shared certain facilitation and servicing, sales and marketing, and general and administrative expenses with the peer-to-peer funding business of Jimu Group, as well as the services of a number of employees. In preparation for our initial public offering, Jimu Group began to establish separate functions for the two businesses. We have been operating our financing solutions business separately from Jimu’s peer-to-peer funding business since June 2015, and we have been operating our company substantially as a stand-alone company since September 2016. We no longer share any employees or administrative, accounting or legal functions with Jimu Group. The accompanying consolidated financial statements include both our direct expenses and allocations for various facilitation and servicing, sales and marketing, general and administrative expenses incurred by Jimu Group that are related to the financing solutions business. These allocations were made based on the actual amount incurred and borne by Jimu Group on behalf of us. See “—Critical Accounting Policies, Judgments and Estimates—Reorganization.”

Jimu Box, the online consumer finance platform operated by Jimu Group, was the single largest funding source for loans facilitated through our platform in the past. Jimu Box was the funding source for 86% of the outstanding loans facilitated through our platform as of December 31, 2017, 62% of the outstanding loans as of December 31, 2018, and 24% of the outstanding loans as of December 31, 2019. Funding from Jimu Box decreased significantly in 2019. In the fourth quarter of 2019, Jimu Box’s funding accounted for less than 5% of the total loans that we facilitated. Since Jimu Group announced its exit from the online lending platform business in February 2020, funding by Jimu Box further decreased to less than 1% of the total loans that we facilitated in the first quarter of 2020. We do not expect any further funding from Jimu Box in the future.

Jimu Box was previously involved in providing credit enhancement to individual investors for loans that we have referred and funded through Jimu Group, but it discontinued this practice in 2018. Effective April 1, 2019, Jimu Group required that we provide credit enhancement for the loans we facilitated that were funded through Jimu Box. We and Jimu Group entered into a supplement to the information service cooperation agreement in December 2019, pursuant to which both parties agree to settle all transactions under the information service cooperation agreement occurring prior to January 1, 2020, and that we will not bear any guarantee obligation for transactions occurring after January 1, 2020. Since Jimu Group became insolvent and announced its exit from the online lending platform business in February 2020 pursuant to relevant regulations, there are significant outstanding balances on its platform unpaid to investors that have priority over any other debts, including the balance due to us. We determined that it was not probable for the amounts due from Jimu Group to be collected or recovered. We are not likely to continue any ongoing business relationship with Jimu Group.

We entered into a series of agreements with Jimu Group with respect to our pre-IPO reorganization and the post-reorganization relationship between us and Jimu Group. For a description of the terms of these agreements, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.”

Funding Sources and Credit Risk

Our goal is to act as a financial solutions provider and to reduce the credit risk we take on the loan products that we facilitate. However, independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. In order to address the market challenges, we now have credit risk for a higher proportion of our funding than we did at the time of our initial public offering.

Personal and business installment loans. We facilitate personal and business installment loans by entering into financing service agreements with borrowers and financial partners. We provide online credit assessment and referral services, post-lending management services and financial guarantee services under these arrangements. For regulatory and commercial strategy reasons, we are in the process of amending our agreements with our lending solutions partners so that we no longer have contractual relationships with their borrowers.

In 2016, Jimu Box was the sole lending solutions partner to enter into these financing service agreements with us, and it provided peer-to-peer matching services to the borrowers. In 2017, other lending solutions partners also began to provide funds for the personal and business installment loans that we facilitate. In 2018 and 2019, we continued to diversify our funding partners and deepened our cooperation with several existing lending solution partners. Our reliance on Jimu Group as a lending solutions partner declined to a significant extent. In February 2020, Jimu Box announced its exit from the online lending platform business and its plans to transform into a micro finance company, starting from when it ceases providing funding to us until its successful transition. As a result, we expect that our credit risk for funding through Jimu Box will be minimal for the foreseeable future.

Previously, under most funding arrangements, the financial partner bore the credit risk for personal and business installment loans, and we did not bear credit risk ourselves. However, we did fund some personal and business installment loans through trust structures where we retained some liability or through our own online micro finance license that we acquired in March 2019 where we retained full liability. In some circumstances we provided credit enhancement through our subsidiaries or consolidated variable interest entities for personal and business installment loans. In both of these latter cases, we did bear credit risk.

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

Point-of-sale installment loans. We facilitate the purchase of online products and services by providing point-of-sale lending solutions to our business partners. They integrate our lending solutions in the payment stage of a transaction, offering users installment payment options when they satisfy our pre-screening procedures and the criteria mutually agreed between us and our business partners. To meet the requirements of our business partners for quick settlement of purchases on their platforms, in some cases we finance the purchase by the end users initially ourselves, in which case the corresponding financing receivables are recorded on our balance sheet.

In 2016, we funded the financing receivables that we generated from the provision of point-of-sale lending solutions entirely through funds received from individual investors via Jimu Box. In 2017, we began to securitize a significant proportion of our financing receivables through public or private asset-backed securities. In 2018, we stopped funding financing receivables from our provision of point-of-sale lending solutions using funds received from individual investors through Jimu Box. Instead, we significantly expanded our use of trusts and other structured finance as compared to 2017. We also entered into an unsecured general loan with an individual in early 2018. Later in 2018, we entered into two loan agreements with a shareholder allowing us to make early repayment on that loan due to an individual. See “Item 7. Major Shareholders and Related Party Transactions—Shareholder Loans.” In 2019, point-of-sale lending solutions were mainly funded through direct institutional funding arrangements, which resulted in the decrease in financing receivables.

We bear credit risk for most of the point-of-sale installment loans that we facilitate. Beginning in 2018, we have begun to negotiate settlement arrangements between our business partners and financial partners that do not result in the recognition of financial receivables on our balance sheet. Therefore, we do not bear credit risk on some of the point-of-sale installment loans that we have facilitated since 2018.

Balance sheet. The financing receivables on our balance sheet are generated primarily from our use of trust arrangements and other structured finance products. As of December 31, 2019, we had short-term financing receivables, net, of RMB430.4 million (US$61.8 million) and long-term financing receivables, net, of RMB19.1 million (US$2.7 million).

Funding debts represent the proceeds from individual investors through Jimu Box and other financial partners, the asset-backed securitized debts, the consolidated trusts or the unsecured general loan from an individual lender and a shareholder that we use to fund our financing receivables. We had short-term funding debts of RMB300.2 million (US$43.1 million), and long-term funding debts of RMB21.5 million (US$3.1 million), as of December 31, 2019.

We maintain a provision for credit losses based on delinquency levels and historical charge offs of the underlying on- and off-balance sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk level of the borrowers. For each credit risk level, we estimate the expected loss rate based on the delinquency status of the financial assets to be within that level: current, 1 to 30 days past due, 31 to 60 days past due, 60 to 90 days past due, or 91 days or greater past due. These loss rates in each delinquency status are based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The expected loss rate of the specific delinquency status category within each risk level will be applied to the outstanding balances of the applicable financial assets within that level to determine the provision for credit losses for each reporting period. We had a provision for credit losses related to financing receivables of RMB33.9 million (US$4.9 million) for the year ended December 31, 2019.

For those off-balance sheet loans where we provide a financial guarantee to the financial partner who funds the loans, we account for the financial guarantee at fair value on the balance sheet as a financial guarantee liability. As of December 31, 2019, the maximum potential future payment that we could be required to make would be RMB983.2 million (US$141.2 million). We expect our financial guarantee liabilities to increase in 2020 as we continue to provide financial guarantees for loans that are funded through financial partners.

The following table presents information about our sources of funds for the year ended December 31, 2019.

	For the Year Ended December 31,
	2019
	RMB	US$
	(in thousands)
Point-of-sale installment loans	850,038	122,101
Online consumer finance platform	24,723	3,551
Trusts and other structured finance*	66,086	9,493
Non-structured direct funding	676,282	97,142
Unsecured general loan and others*(l)	82,947	11,915
Personal installment loans	2,199,258	315,904
Online consumer finance platform	666,541	95,743
Trusts and other structured finance*	293,894	42,215
Non-structured direct funding	1,235,809	177,513
Unsecured general loan and others*(l)	3,014	433
Business installment loans	252,600	36,283
Online consumer finance platform	110,412	15,860
Non-structured direct funding	129,639	18,621
Unsecured general loan and others*(l)	12,549	1,802

Total	3,301,896	474,288

(1)

Others include receivables held by Ganzhou Aixin Micro Finance and Minheng before those receivables are funded by our financial partners and those receivables that have been delinquent within 90 days and repurchased by us but not yet written off.

*	On balance sheet sources

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the two tables below.

	As of and for the Year Ended December 31,
	2017	2018	2019
	Restated	Restated
	RMB	RMB	RMB	US$
	(in thousands)
Total revenues	763,014	1,603,631	1,285,236	184,612
Total amount of loans facilitated during the period	15,399,797	14,733,658	11,013,920	1,582,051
Point-of-sale installment loans	6,789,716	4,540,806	2,448,372	351,687
Personal installment loans	8,040,437	8,971,533	7,783,997	1,118,101
Business installment loans	569,644	1,221,319	781,551	112,263
Outstanding balance	5,887,707	5,803,034	3,301,896	474,288
Point-of-sale installment loans	1,414,347	1,423,618	850,038	122,101
On-balance sheet	1,304,112	492,603	149,033	21,408
Off-balance sheet	100,235	931,015	701,005	100,693
Personal installment loans	4,144,272	3,811,137	2,199,258	315,904
On-balance sheet	421,177	208,342	296,909	42,648
Off-balance sheet	3,723,095	3,602,795	1,902,349	273,256
Business installment loans	329,088	568,279	252,600	36,283
On-balance sheet	—	29,621	12,549	1,802
Off-balance sheet	329,088	538,658	240,051	34,481
Net (loss)/income	(84,860)	2,171	(906,490)	(130,211)
Adjusted net (loss)/income(1)	(53,842)	133,431	(888,643)	(127,648)
Adjusted operating expenses(1)	(218,898)	(376,379)	(1,226,136)	(176,124)

(1)

Adjusted net (loss)/income and adjusted operating expenses are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most comparable GAAP measures, see “Non-GAAP Financial Measures.”

	As of and for the Year Ended December 31,
	2017	2018	2019
	(in thousands)
Cumulative registered users as of the end of the period	17,580	31,404	39,086
Unique borrowers for the period(1)	2,778	2,542	1,673
Unique borrowers of point-of-sale installment loans	2,229	2,393	1,227
Unique borrowers of personal and business installment loans	775	669	471
Number of loans facilitated during the period	13,693	8,051	4,549
Number of point-of-sale installment loans facilitated	11,782	6,910	3,469
Number of personal and business installment loans facilitated	1,911	1,141	1,080

(1)

The number of unique borrowers for the period is less than the sum of the following two lines because a person who borrows both point-of-sale installment loans and personal installment loans during the same period only counts as one unique borrower for the period.

Non-GAAP Financial Measures

We use adjusted operating expenses and adjusted net loss/income, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that we include in total operating expenses, loss from operations and net loss. We believe that these non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

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

The table below sets forth a reconciliation of these non-GAAP financial measures for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	Restated	Restated
	RMB	RMB	RMB	US$
	(in thousands)
Total operating expenses	(249,916)	(507,639)	(1,243,983)	(178,687)
Add: share-based compensation expenses	31,018	131,260	17,847	2,563
Adjusted operating expenses	(218,898)	(376,379)	(1,226,136)	(176,124)
Net (loss)/income	(84,860)	2,171	(906,490)	(130,211)
Add: share-based compensation expenses	31,018	131,260	17,847	2,563
Adjusted net (loss)/income	(53,842)	133,431	(888,643)	(127,648)

Key Components of Results of Operations

Revenues

Our revenues are derived from technical service fees, installment service fees and wealth management service fees and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Technical service fees	619,605	81.2	1,297,758	80.9	1,077,760	154,810	83.8
Installment service fees	139,862	18.3	291,077	18.2	187,359	26,912	14.6
Wealth management service fees and others	3,547	0.5	14,796	0.9	20,117	2,890	1.6

Total revenues	763,014	100.0	1,603,631	100.0	1,285,236	184,612	100.0

We generate technical service fee revenue by providing online credit assessment and referral services, post-lending management services and financial guarantee services. We also receive fees contingent on future events, such as penalty fees for early repayments as well as fees for collection services for late payments. Prior to 2018, we bore minimal credit risk for providing technical services. Independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. In 2018, we began to share the credit risks for off-balance sheet loans with select financial partners due to market challenges. Revenues from our risk-sharing model accounted for approximately 2% and 38% of our technical service fees for the years ended December 31, 2018 and 2019, respectively.

We generate installment service fee revenue through the point-of-sale installment loan services and personal and business installment loan services that we provide on our business partners’ platforms. For the point-of-sale installment loan services, we pay the full amount of the order that a qualified customer makes on the partner’s platform and collect the original order amount plus the installment service fee in installments from the customer. Installment service fee revenue is recognized ratably by applying the effective interest rate. Installment service fee revenue is not recorded when reasonable doubt exists as to the full or timely collection of installment service fee or principal. We also receive fees contingent on future events, such as penalty fees for late payments. These contingent fees are recognized when the event occurs and the payment is made by the customer as that is when collectability is reasonably assured.

Wealth management service fees primarily consist of commission fees charged to third-party asset management companies and insurance companies for their use of our online wealth management platform and online insurance platform. We earn commissions which are generally determined as a percentage based on the fees charged to customers by the asset management companies and insurance companies, through our online wealth management platform and online insurance platform. Transaction service commissions are recognized on a net basis when the services are rendered, which occurs when the underlying transaction is executed.

Cost of Revenues

The following table sets forth our cost of revenues, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the Year Ended December 31,
	2017		2018		2019
	Restated		Restated
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Funding cost	(78,831)	(10.3)	(161,384)	(10.1)	(51,759)	(7,435)	(4.0)
Provision for credit losses	(115,920)	(15.2)	(70,411)	(4.4)	(33,942)	(4,875)	(2.6)
Origination and servicing cost	(177,662)	(23.3)	(323,342)	(20.2)	(290,398)	(41,712)	(22.6)
Cost on guarantee	—	—	—	—	(193,426)	(27,784)	(15.0)
Service cost charged by Jimu Group	(194,294)	(25.5)	(529,593)	(33.0)	(200,163)	(28,752)	(15.6)

Cost of revenues	(566,707)	(74.3)	(1,084,730)	(67.7)	(769,688)	(110,558)	(59.8)

Cost of revenues mainly consists of interest we pay on funding debts, provisions that we make for credit losses, costs that are paid to our data partners for data used in credit assessments, user acquisition costs relating to revenue from lending solutions, reimbursement for defaulted loans to financial partners related to the portion of the loans for which we shared credit risks, and other costs such as salaries and benefits of employees engaged in operating key systems and providing collection services, bandwidth costs, server custody costs, customer service support costs, fees paid to third-party payment channels, and service costs charged by Jimu Group.

Gross Profit

The following table sets forth our gross loss and profit, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Year Ended December 31
	2017		2018		2019
	Restated		Restated
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Total revenues	763,014	100.0	1,603,631	100.0	1,285,236	184,612	100.0
Cost of revenues	(566,707)	(74.3)	(1,084,730)	(67.7)	(769,688)	(110,558)	(59.8)

Gross profit	196,307	25.7	518,901	32.3	515,548	74,054	40.2

We have different types of solutions that have different profit margins. In particular, our point-of-sale installment loan solutions are relatively low-margin, and our personal and business installment loan solutions are relatively high-margin. The weighted average APR of our point-of-sale installment loan solutions and personal installment loan solutions were 10.5% and 24.6%, respectively, with regards to loans we facilitated in 2017, 12.4% and 26.3%, respectively, with regards to loans we facilitated in 2018, and 12.0% and 22.2%, respectively, with regards to loans we facilitated in 2019. We do not manage our business with the intent of maximizing each of these margins separately, since different solutions serve different purposes within our overall business strategy. We tolerate a relatively low margin on our point-of-sale installment loan solutions because they are especially useful in acquiring new business partners: they have a particularly obvious value proposition, in that they help our business partners increase their own sales. High-quality business partners bring high-quality end users, which in turn makes our lending solutions more valuable to our financial partners.

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

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the Year Ended December 31,
	2017		2018		2019
	Restated		Restated
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses	(72,076)	(9.4)	(99,671)	(6.2)	(69,593)	(9,996)	(5.4)
General and administrative expenses	(106,323)	(13.9)	(312,979)	(19.5)	(1,095,311)	(157,332)	(85.2)
Research and development expenses	(71,517)	(9.4)	(94,989)	(5.9)	(79,079)	(11,359)	(6.2)

Total operating expenses	(249,916)	(32.7)	(507,639)	(31.6)	(1,243,983)	(178,687)	(96.8)

Sales and marketing expenses

Our sales and marketing expenses consist primarily of salaries and benefits (including share-based compensation) for employees involved in sales and marketing functions and advertising and marketing promotion fees. Advertising and marketing promotion fees represent amounts we pay for brand awareness. We expense all sales and marketing costs as incurred. Our sales and marketing expenses decreased as a percentage of our total revenues in 2018 and 2019 as we adjusted our marketing strategy away from offline marketing activities in 2018 and reduced the size of our sales team in 2019.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and benefits (including share-based compensation) and related expenses for employees involved in general corporate functions, including finance, legal and human resources. We also incurred bad debt expenses in 2017, 2018 and 2019 in connection with provision for credit losses on receivable for technical service fees, which are classified under general and administrative expenses. Other general and administrative expenses include rental expenses and professional fees. Our general and administrative expenses increased in 2018 as bad debt expenses grew with the increase in our technical service fees and share-based compensation increased in connection with our initial public offering. In 2019, our general and administrative expenses increased due to the continued increase in professional services fee and bad debt expenses, offset by a decrease in share-based compensation. Besides provision for credit losses on receivable for technical service fees receivable, the significant increase of bad debt expense in 2019 was due to the provision for credit loss on amounts due from Jimu Group.

Research and development expenses

Our research and development expenses consist primarily of salaries and benefits (including share-based compensation) for employees involved in research and development functions. We expense all research and development costs as incurred. Our research and development expenses decreased as a percentage of our total revenues in 2018 and remained steady in 2019.

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

	For the Year Ended December 31,
	2017		2018		2019
	Restated		Restated
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Summary Consolidated Statements of Comprehensive (Loss )/Income Data:
Revenues:
Technical service fees	619,605	81.2	1,297,758	80.9	1,077,760	154,810	83.8
Installment service fees	139,862	18.3	291,077	18.2	187,359	26,912	14.6
Wealth management service fees and others	3,547	0.5	14,796	0.9	20,117	2,890	1.6
Total revenues	763,014	100.0	1,603,631	100.0	1,285,236	184,612	100.0
Cost of revenues:
Funding cost	(78,831)	(10.3)	(161,384)	(10.1)	(51,759)	(7,435)	(4.0)
Provision for credit losses	(115,920)	(15.2)	(70,411)	(4.4)	(33,942)	(4,875)	(2.6)
Origination and servicing cost	(177,662)	(23.3)	(323,342)	(20.2)	(290,398)	(41,712)	(22.6)
Cost on guarantee	—	—	—	—	(193,426)	(27,784)	(15.0)
Service cost charged by Jimu Group	(194,294)	(25.5)	(529,593)	(33.0)	(200,163)	(28,752)	(15.6)
Cost of revenues	(566,707)	(74.3)	(1,084,730)	(67.7)	(769,688)	(110,558)	(59.8)

Gross profit	196,307	25.7	518,901	32.3	515,548	74,054	40.2

Operating expenses:
Sales and marketing expenses	(72,076)	(9.4)	(99,671)	(6.2)	(69,593)	(9,996)	(5.4)
General and administrative expenses	(106,323)	(13.9)	(312,979)	(19.5)	(1,095,311)	(157,332)	(85.2)
Research and development expenses	(71,517)	(9.4)	(94,989)	(5.9)	(79,079)	(11,359)	(6.2)

Total operating expenses	(249,916)	(32.7)	(507,639)	(31.6)	(1,243,983)	(178,687)	(96.8)

Operating (loss)/income	(53,609)	(7.0)	11,262	0.7	(728,435)	(104,633)	(56.6)
Change in fair value of convertible loans	(7,042)	(0.9)	(9,552)	(0.6)	—	—	—
Share of loss from equity method investments	(2,455)	(0.3)	(2,652)	(0.2)	(8,149)	(1,171)	(0.6)
Impairment on prepayment for long-term investment	—	—	—	—	(200,000)	(28,728)	(15.6)
Impairment from long-term investments	(2,000)	(0.3)	—	—	—	—	—
Other (expense)/income, net	(1,238)	(0.2)	8,822	0.6	(11,094)	(1,595)	(0.9)
Interest income from related parties	—	—	—	—	43,156	6,199	3.4
(Loss)/income before income tax expense	(66,344)	(8.7)	7,880	0.5	(904,522)	(129,928)	(70.3)
Income tax expense	(18,516)	(2.4)	(5,709)	(0.4)	(1,968)	(283)	(0.2)

Net (loss)/income	(84,860)	(11.1)	2,171	0.1	(906,490)	(130,211)	(70.5)
Other comprehensive income	841	0.1	30,173	1.9	11,876	1,706	0.9

Total comprehensive (loss)/income	(84,019)	(11.0)	32,344	2.0	(894,614)	(128,505)	(69.6)

Year ended December 31, 2019 compared with year ended December 31, 2018

Revenues

Our total revenue decreased by 19.9% from RMB1,603.6 million in the year ended December 31, 2018 to RMB1,285.2 million (US$184.6 million) in the year ended December 31, 2019. This decrease was driven primarily by the decrease in total loan volume from RMB14.7 billion in 2018 to RMB11.0 billion (US$1.6 billion) in 2019.

Technical service fees. Technical service fees decreased by 17.0% from RMB1,297.8 million in the year ended December 31, 2018 to RMB1,077.8 million (US$154.8 million) in the year ended December 31, 2019, primarily due to the decrease in the off-balance sheet loan transactions from RMB12.1 billion in the year ended December 31, 2018 to RMB8.9 billion (US$1.3 billion) in the year ended December 31, 2019. Our adoption of ASC 606 on January 1, 2019 using modified retrospective method and the impact of the recognition of the upfront assessment fee under ASC 606 offset the decrease impact from the decrease in the off-balance sheet loan. The adoption of ASC 606 has had the impact of increasing revenue in 2019 by RMB53.1 million. See Note 2(s) to our consolidated financial statements included elsewhere in this annual report for details on the adoption of ASC 606.

Installment service fees. Installment service fees decreased by 35.6% from RMB291.1 million in the year ended December 31, 2018 to RMB187.4 million (US$26.9 million) in the year ended December 31, 2019. The decrease in revenues from installment service fees in 2019 was due to the decrease in on-balance sheet installment loans volume, which is in line with our strategy to increase the proportion of technical service and reduce the provision of loans by ourselves.

Wealth management service fees and others. Wealth management service fees and others increased by 36.0% from RMB14.8 million in the year ended December 31, 2018 to RMB20.1 million (US$2.9 million) in the year ended December 31, 2019. The increase was primarily attributable to the development of our insurance management service.

Cost of revenues

Cost of revenues decreased by 29.0% from RMB1,084.7 million in the year ended December 31, 2018 to RMB769.7 million (US$110.6 million) in the year ended December 31, 2019.

Funding cost. Funding cost, consisting primarily of interest expenses, decreased by 67.9% from RMB161.4 million in the year ended December 31, 2018 to RMB51.8 million (US$7.4 million) in the year ended December 31, 2019. This decrease reflected the lower volume of our on-balance sheet loans.

Provision for credit losses. Provision for credit losses decreased by 51.8% from RMB70.4 million in the year ended December 31, 2018 to RMB33.9 million (US$4.9 million) in the year ended December 31, 2019. The decrease in provision for credit losses was primarily attributable to the significant decline in the outstanding balance of financing receivables related to the on-balance sheet loans.

Origination and servicing cost. Origination and servicing cost decreased by 10.2% from RMB323.3 million in the year ended December 31, 2018 to RMB290.4 million (US$41.7 million) in the year ended December 31, 2019, primarily due to reduced user acquisition costs as a result of decrease in loan volume facilitated.

Cost on guarantee. Cost on guarantee increased from nil in the year ended December 31, 2018 to RMB193.4 million (US$27.8 million) in the year ended December 31, 2019, as we shared the credit risks for off-balance-sheet loans with more selected financial partners.

Service cost charged by Jimu Group. Service cost charged by Jimu Group decreased by 62.2% from RMB529.6 million in the year ended December 31, 2018 to RMB200.2 million (US$28.8 million) in the year ended December 31, 2019, primarily because our cooperation model with Jimu changed from a model where Jimu provided credit enhancement for the borrowers to a model where we provided credit enhancement to the borrowers on our own from April 2019.

Gross profit

Our gross profit decreased by 0.7% from RMB518.9 million in the year ended December 31, 2018 to RMB515.5 million (US$74.1 million) in the year ended December 31, 2019. We had a gross margin of 32.3% in the year ended December 31, 2018 and 40.2% in the year ended December 31, 2019. Our gross margin increased as the decline in our cost of revenues exceeded the decline in our total revenue on a percentage basis.

Total operating expenses

Total operating expenses increased by 145.1% from RMB507.6 million in the year ended December 31, 2018 to RMB1,244.0 million (US$178.7 million) in the year ended December 31, 2019, mainly due to increase in general and administrative expense.

Sales and marketing expenses. Sales and marketing expenses decreased by 30.2% from RMB99.7 million in the year ended December 31, 2018 to RMB69.6 million (US$10.0 million) in the year ended December 31, 2019. This decrease was the result of our ongoing effort to refine our product matrix and wind down our offline personal installment loan business, the latter of which has been ongoing since the end of 2018. As part of this effort, we dissolved our offline direct marketing divisions during the year of 2019 to both improve our marketing efficiency and reduce our offline marketing and promotion expenses.

General and administrative expenses. General and administrative expenses increased by 250.0% from RMB313.0 million in the year ended December 31, 2018 to RMB1,095.3 million (US$157.3 million) in the year ended December 31, 2019, primarily due to increases of RMB819.3 million (US$117.7 million) in bad debt expenses and an increase of RMB43.1 million (US$6.2 million) in professional fees, partially offset by decrease of RMB89.2 million (US$12.8 million) in share-based compensation expenses.

Research and development expenses. Research and development expenses decreased by 16.7% from RMB95.0 million in the year ended December 31, 2018 to RMB79.1 million (US$11.4 million) in the year ended in December 31, 2019, primarily due to a decrease of RMB15.4 million (US$2.2 million) in share-based compensation expenses.

Net Loss

We had net loss of RMB906.5 million (US$130.2 million) in the year ended December 31, 2019 as a result of the above, as compared to a net income of RMB2.2 million in the year ended December 31, 2018.

Year ended December 31, 2018 compared with year ended December 31, 2017

Revenues

Our total revenue increased by 110.2% from RMB763.0 million in the year ended December 31, 2017 to RMB1,603.7 million in the year ended December 31, 2018. This increase was driven primarily by the significant increases in our technical service fees and installment services fees.

Technical service fees. Technical service fees increased by 109.4% from RMB619.6 million in the year ended December 31, 2017 to RMB1,297.8 million in the year ended December 31, 2018, primarily due to the significant increases in monthly service fees. The increases in these fees are mainly attributable to the increase in average loan balance of off-book loans.

Installment service fees. Installment service fees increased by 108.1% from RMB139.9 million in the year ended December 31, 2017 to RMB291.1 million in the year ended December 31, 2018, due to the improved fee arrangements, as well as a transition to developing installment loans with higher margins and longer durations. The growth of revenues from installment service fees in the full year of 2018 was partially offset by its decline in the fourth quarter of 2018 when our on-balance sheet outstanding balance of point-of-sale installment loans dropped significantly as a result of our efforts to engage financial partners who provided funds directly to end users.

Wealth management service fees and others. Wealth management service fees and others increased by 317.1% from RMB3.5 million in the year ended December 31, 2017 to RMB14.8 million in the year ended December 31, 2018. The increase was primarily attributable to the development and expansion of our wealth management services and insurance management service.

Cost of revenues

Cost of revenues increased by 91.4% from RMB566.7 million in the year ended December 31, 2017 to RMB1,084.7 million in the year ended December 31, 2018.

Funding cost. Funding cost, consisting primarily of interest expenses, increased by 104.7% from RMB78.8 million in the year ended December 31, 2017 to RMB161.4 million in the year ended December 31, 2018. This increase reflected the growth in the average interest rate, as most of our financing derived from individual investors through Jimu Box in 2017 and this was changed to mainly finance through trust arrangements and other structured finance products in 2018.

Provision for credit losses. Provision for credit losses decreased by 39.3% from RMB115.9 million in the year ended December 31, 2017 to RMB70.4 million in the year ended December 31, 2018. The decrease in provision for credit losses was primarily attributable to the significant decline in the outstanding balance of financing receivables.

Origination and servicing cost. Origination and servicing cost increased by 82.0% from RMB177.7 million in the year ended December 31, 2017 to RMB323.3 million in the year ended December 31, 2018, primarily due to increases in user acquisition costs, cost paid to collection service providers, and costs paid for data used in credit assessments. These increases were driven primarily by the growth of our business.

Service cost charged by Jimu Group. Service cost charged by Jimu Group increased by 172.6% from RMB194.3 million in the year ended December 31, 2017 to RMB529.6 million in the year ended December 31, 2018, primarily due to the increased loan volume facilitated in 2018.

Gross profit

Our gross profit increased by 164.3% from RMB196.3 million in the year ended December 31, 2017 to RMB518.9 million in the year ended December 31, 2018. We had a gross margin of 25.7% in the year ended December 31, 2017 and 32.3% in the year ended December 31, 2018. The improvement in gross margin was primarily due to improvements in our products’ economies of scale and shifts in our product mix, as we facilitated a larger proportion of higher-margin personal and business installment loan solutions as compared to lower-margin point-of-sale installment loan solutions.

Total operating expenses

Total operating expenses increased by 103.1% from RMB249.9 million in the year ended December 31, 2017 to RMB507.6 million in the year ended December 31, 2018 due to increases in all three categories of expenses.

Sales and marketing expenses. Sales and marketing expenses increased by 38.3% from RMB72.1 million in the year ended December 31, 2017 to RMB99.7 million in the year ended December 31, 2018. This increase was primarily due to an increase of RMB14.1 million in promotional fees, an increase of RMB7.8 million in share-based compensation expenses, and an increase of RMB6.1 million in payroll expenses relating to sales and marketing. We increased our spending on promotional fees in response to heightened competition in our industry as we continue to seek new marketing opportunities.

General and administrative expenses. General and administrative expenses increased by 194.4% from RMB106.3 million in the year ended December 31, 2017 to RMB313.0 million in the year ended December 31, 2018, primarily due to increases of RMB76.7 million in share-based compensation expenses, RMB89.6 million in bad debt expenses, RMB15.9 million in payroll expenses relating to general and administrative expenses and RMB11.3 million in professional fees. Bad debt expenses increased significantly, due in part to the increase of revenue generated from technical service fees and due in part to an industry-wide increase in default rates that also affected our company. The significant increase in share-based compensation expenses was primarily due to service conditions having been met and the IPO performance target having been achieved in 2018.

Research and development expenses. Research and development expenses increased by 32.8% from RMB71.5 million in the year ended December 31, 2017 to RMB95.0 million in the year ended in December 31, 2018, primarily due to increases of RMB15.4 million in share-based compensation expenses and RMB6.0 million in payroll expense relating to research and development.

Net (loss)/income

We had net income of RMB2.2 million in the year ended December 31, 2018 as a result of the above, as compared to a net loss of RMB84.9 million in the year ended December 31, 2017.

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

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018, the Ordinance. Under the two-tiered profits tax rate regime, the first HK$2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to profits tax at the rate of 16.5% or 15%, as applicable. Because we did not elect the preferential tax treatment, all of our subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. Our Hong Kong subsidiaries did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2017, 2018, and 2019. Payments of dividends by our Hong Kong subsidiaries to us are therefore not subject to withholding tax in Hong Kong.

China

Our PRC subsidiaries and our variable interest entities, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. In addition, our variable interest entities and PRC subsidiaries are subject to value added taxes, or VAT, on the services they provide at the rate of 13%, 6% or 3%, depending on whether the entity is a general taxpayer or small-scale taxpayer, plus related surcharges, less any deductible VAT they have already paid or borne.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in China in the future.

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

The following financial statement amounts and balances of the variable interest entities and their subsidiaries taken as a whole were included in the accompanying consolidated financial statements:

	As of December 31,
	2018	2019
	Restated
	RMB	RMB	US$
	(in thousands)
Total assets	1,305,500	931,287	133,771
Total liabilities	1,240,292	1,135,535	163,109

	As of December 31,
	2017	2018	2019
	Restated	Restated
	RMB	RMB	RMB	US$
	(in thousands)
Total revenues	762,609	1,601,037	1,272,943	182,847
Net income/(loss)	58,745	322,605	(520,791)	(74,807)

	As of December 31,
	2017	2018	2019
	Restated	Restated
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	189,639	470,404	404,851	58,153
Net cash (used in)/provided by investing activities	(1,405,045)	859,941	(165,957)	(23,838)
Net cash provided by/(used in) financing activities	1,330,679	(961,263)	86,906	12,483

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

In preparation for our initial public offering, we entered into a non-competition agreement with Jimu Group under which we have agreed not to compete with each other’s core business. See “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group —Non-competition Agreement.”

Revenue recognition

We are principally engaged in providing lending solutions through our online technology platform. We earn revenues by providing: (i) lending solution that assists borrowers to obtain loans from third party investors and certain financial partners. We facilitate the loan origination process (online credit assessment and referral service) and provide on-going loan servicing (post-lending management service) but do not provide loans ourselves. For these services, we earn technical service fees; (ii) lending solution for borrowers who want to finance their online purchases from third parties or who have personal or business installment loan requests. We provide financing for these borrowers and earn installment service fees (including interests); (iii) wealth management and insurance product distribution solutions for asset management and insurance companies, respectively, to facilitate the sale of their products. We earn wealth management services fee and others fee, and commission on financial products distributed through our platform that were sold by these asset management and insurance companies to their customers. We are not a party to the financial products sold.

Installment service fee

Installment service fee revenue is recognized over the terms of financing receivables using the effective interest rate method under ASC 310. Installment service fee revenue is not recorded when reasonable doubt exists as to the full, timely collection of installment service fee or principal. We also receive miscellaneous fees, such as penalty fees for late payments. The fees, which are contingent, are recognized when the event occurs and the payment is made by the customer as that is the point in time collectability is reasonably assured.

Adoption of ASC topic 605 (“ASC 605”), “Revenue Recognition in the Years Ended December 31, 2017 and 2018

Revenue is recognized when all of the following conditions are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) pricing is fixed or determinable; and (4) collectability is reasonably assured. These conditions as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of business tax and value added taxes, or VAT, at rates ranging between 3% and 6%, and surcharges. VAT and business tax collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Technical service fees

We have determined that the arrangement to provide technical services to borrowers or institutional financial partners contains the following multiple elements: online credit assessment and referral services, post-lending management services and financial guarantee services. In accordance with ASC 605-25-30-4, we first allocate the consideration to the guarantee equaling to the fair value of the guarantee, then the remaining consideration is allocated to online credit assessment and referral services and post-lending management services. We have determined that the borrowers or institutional financial partners are our customers. We allocate the technical service fees among the deliverables at the inception of the arrangement on the basis of their relative selling prices, which is determined based on management’s best estimate as neither vendor-specific objective evidence nor third-party evidence of selling price is available according to the selling price hierarchy established by ASC 605-25-30.

We charge the technical service fees from the borrowers upon the successful matching of the loans financed by investors of Jimu Group or other financial partners. If the service fee is not collected entirely upfront, the selling price allocated by us to the delivered credit assessment and referral service is limited to that amount that is not contingent upon the delivery of additional units or meeting other specified performance conditions in accordance with ASC 605-25. The remaining credit assessment and referral service fees are recorded when the contingency is resolved and cash is received. The selling price allocated to post-lending management services, is recognized as revenue each month when the service is provided over the period of the loan as the monthly repayments occur.

We are the primary obligor for the lending solutions provided to the borrowers, mainly as we have the ability to establish the price, and control the related content of service provided. Technical service fee is recognized on a gross basis and the portion of service fee charged by and paid to Jimu Group based on relative fair values of services is recognized as cost of revenues in the consolidated statements of operations and comprehensive (loss)/income.

Early repayment fees charged by us are recognized when the early repayment occurs and the payments of the fees are made by the borrowers.

We also charge fees for collection services related to defaulted payments. These fees are recognized when the contingent events occur and the payments of the fee are made by the borrowers as collectability is reasonably assured.

Wealth management service fee and others

The wealth management service fee and others primarily consists of commission fees charged to third-party asset management companies and insurance companies for their use of our online wealth management platform and online insurance platform. Such commissions are generally determined as a percentage based on the fees charged to customers by the asset management companies and insurance companies, through the online wealth management platform and online insurance platform. Transaction service commissions are recognized on a net basis when the services are rendered, which occurs when the underlying transaction is executed. We are not the primary obligor as we do not have the ability to establish the price or control the related content of the wealth management or insurance products offered on the online wealth management platform and online insurance platform.

Adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)” in Year Ended December 31, 2019

We adopted ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers and all subsequent ASUs that modified Topic 606 on January 1, 2019, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Accordingly, revenues from technical services fee and wealth management service fees and others for the year ended December 31, 2019 were presented under ASC 606.

Technical service fees

Under ASC 606, we consider the online credit assessment and referral service and post-lending management service, collectively, and guarantee service as two separate services, of which, the guarantee service is accounted for in accordance with ASC 460, Guarantees, at fair value. Revenue from the guarantee service is recognized when we are released from the underlying risk. (see Note 2(r) to our consolidated financial statements included elsewhere in this annual report).

We identify one performance obligation under ASC 606, as the online credit assessment and referral service and post-lending management service are not distinct.

We determine the transaction price of technical service to be the service fees chargeable from the borrowers or institutional financial partners, net of value-added tax and excluding the transaction price allocated to guarantee liabilities.

Revenues from technical services are recognized over time since the customers simultaneously receive and consume the benefits provided by our technical service as it is performed. For technical service fees charged from borrowers, we recognize revenue during the service period. For technical service fees charged from other financial partners, we apply the invoice practical expedient and recognize revenue in the amount to which we have a right to invoice.

Wealth management service fee and others

For wealth management service fee and others, the only performance obligation is to distribute the wealth management or insurance products on our platforms for the third-party asset management companies and insurance companies. We recognize commissions on a net basis as we are not the primary obligor, we do not have the ability to establish the price nor do we bear the credit risk. The revenue is recognized at a point in time when the performance obligation is satisfied, which occurs when the underlying transaction is executed.

Disclosure related to modified retrospective adoption of ASC 606

We recorded an increase in opening accumulated deficit of RMB54,127 as of January 1, 2019 due to the cumulative impact of adopting ASC 606.

The impacts of the adoption of ASC 606 in the year ended December 31, 2019 on our consolidated statement of operations and comprehensive (loss)/income are shown below:

Items	As Reported	Impacts of ASC606 Adoption	Amount without ASC 606 Adoption
	RMB	RMB	RMB
Total revenues	1,285,236	53,063	1,232,173
Income tax (expenses)/ benefit	(1,968)	(13,266)	11,298
Net loss	(907,004)	39,797	(946,801)

The impacts of the adoption of ASC 606 as of December 31, 2019, including the cumulative effects of the change, on our consolidated balance sheet are shown below.

Items	As Reported	Impacts of ASC606 Adoption	Balances without ASC 606 Adoption
	RMB	RMB	RMB
Assets:
Deferred tax assets	64,675	4,775	59,900
Liabilities:
Accrued expenses and other liabilities	157,945	19,105	138,840
Equity:
Accumulated deficit	(1,861,153)	(14,330)	(1,846,823)

The adoption of ASC 606 had no transition impact on cash provided by or used in operating, financing or investing activities reported in our consolidated statement of cash flows.

Contract assets

We have no other contract assets except for accounts receivable in RMB74,251 as of December 31, 2019.

Contract liability

Contract liability consists of technical service fees received from borrowers before we have a right to invoice, and is recorded as “Deferred service fee” included in “Accrued expenses and other liabilities” on the consolidated balance sheets. For monthly consulting fee which is received monthly from customers and upfront fee which is received upon the successful matching of the loans, contract liability is recognized as revenue when service is provided. The amount of revenue recognized during the year ended December 31, 2019 that was previously included in the contract liabilities balance as of December 31, 2018 was RMB119,684.

Provision for credit losses

We assess the creditworthiness and collectability of the portfolios of respective financial assets, mainly based on delinquency levels and historical charge offs of respective underlying on- and off-balance sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk levels of the borrowers. Each portfolio of respective financial asset subject to credit losses within each credit risk level consists of individually small amount of on- and off-balance sheet loans. In the consideration of above factors, we determine that each portfolio of respective financial asset subject to credit losses within each credit risk level is homogenous with similar credit characteristics.

Our provision for credit losses of financial assets is calculated separately within each credit risk level of the borrowers. For each credit risk level, we estimate the expected loss rate based on delinquency status of the respective financial assets within that level: current, 1 to 30, 31 to 60, 60 to 90, 91 days or greater past due. These loss rates in each delinquency status are based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The expected loss rate of the specific delinquency status category within each risk level will be applied to the applicable outstanding balances of respective financial assets within that level to determine the provision for credit losses for each reporting period. In addition, we consider other general economic conditions, if any, when determining the provision for credit losses.

Financial guarantee

(i) Financial guarantee liabilities

For the off-balance sheet loans funded by certain financial partners, we are obligated to compensate the financial partners for the principal and interest of the defaulted loans in the event of borrowers’ default. In general, any unpaid principal and interest are paid by us when the borrower does not repay as scheduled.

We provide guarantee to individual investors for loans that we have referred and funded through Jimu Group. We are obligated to compensate certain institutional financial partners for defaults on principal and interest repayments. We recognize a stand ready obligation for our guarantee exposure in accordance with ASC 460.

At the inception of each loan subject to the guarantee provided, we recognize the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. The liability recorded based on ASC 460 is determined on a loan by loan basis. As the risk of the guarantee liability is reduced, it is recognized into the consolidated statements of operation and comprehensive (loss)/income by a systematic and rational amortization method over the term of the loan, within the “Technical service fees” line item.

For the years ended December 31, 2017, 2018 and 2019, revenues recognized related to releasing of guarantee liabilities were nil, RMB21,397 and RMB407,403, respectively.

The ASC 450 component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability. The ASC 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio. The ASC 450 contingent component, including the net payouts by us when borrower defaults, is recognized as cost on guarantee, in the consolidated statement of operations and comprehensive (loss)/income.

As of December 31, 2018 and 2019, the maximum potential future payment we could be required to make would be RMB614,465 and RMB983,201, respectively.

(ii) Financial guarantee assets

Financial guarantee assets is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460 and considers what premium would be required by us to issue the same guarantee service in a standalone arm’s-length transaction. Financial guarantee assets reduce upon the receipt of the service fee payment from the borrowers.

The allowance of financial guarantee assets is assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio. The allowance of nil, nil and RMB12,527 were recorded in the consolidated statements of operations and comprehensive (loss)/income during the years ended December 31, 2017, 2018 and 2019, respectively.

Share-based compensation expenses

All share based awards granted to employees, including restricted ordinary shares and share options, are measured at fair value on grant date. Share based compensation expense is recognized using the straight line method or graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

Prior to the Reorganization, all the options and restricted ordinary shares were granted by Jimu Group with its own underlying shares. The Binomial option pricing model is used to estimate fair value of the share options and restricted ordinary shares. The determination of estimated fair value of share based payment awards on the grant date using an option pricing model is affected by the fair value of Jimu Group’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of Jimu Group’s shares over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk free interest rate and any expected dividends. Shares of Jimu Group, which do not have quoted market prices, were valued based on the income approach. Determination of estimated fair value of Jimu Group’s shares requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to Jimu Group.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option and records share based compensation expenses only for those awards that are expected to vest.

In connection with the Reorganization and as a result of the anti-dilution provision in the option plan and agreement regarding the options issued by Jimu Group, all the options to purchase the underlying Pintec ordinary shares were issued by us as of March 27, 2018. In accordance with ASC 718, exchanges of share options or other equity instruments or changes to their terms in conjunction with an equity restructuring (i.e. the Reorganization) are modifications of the share options and that the accounting for a modification in conjunction with an equity restructuring requires a comparison of the fair value of the modified awards with the fair value of the original award immediately before the modification in accordance with ASC 718. With respect to the Pintec options and Jimu Group options held by the employees of us, we determined to recognize share based compensation expense in its consolidated financial statements the remaining unrecognized compensation cost pertaining to the unvested options of Jimu Group which are retained by the employees of us, in addition to the cost pertaining to the unvested options issued by us to our employees in connection with the equity restructuring. Incremental fair value, if any, for unvested awards would be recognized prospectively in the consolidated financial statements of us.

After the completion of Reorganization, all the options and restricted ordinary shares were granted by us with our own underlying shares. For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values that are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends.

For share options granted with service condition and the occurrence of an IPO as performance condition, share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period. Cumulative share-based compensation expenses for the options that have satisfied the service condition, amounting to RMB94.8 million, were recorded upon the completion of the IPO.

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

During the year ended December 31, 2018, Shanghai Anquying had achieved pre-tax profit for two consecutive years and was forecasted to be likely to continue achieving pre-tax profit in 2019. In addition, approval from the relevant tax authorities for the deduction of the tax allowance on provision for credit losses was obtained during the year ended December 31, 2018. As a result, we considered that the deferred tax assets related to provision for doubtful accounts and credit losses from Shanghai Anquying are more likely than not to be utilized in the future, and therefore concluded that the previously recognized valuation allowance for these subsidiaries should be reversed in income statement as an income tax benefit (i.e. a credit of income tax expense).

As of December 31, 2019, we provided full valuation allowance of RMB229.2 million for the deferred tax assets derived from the provision for credit losses related to Jimu Group and the impairment loss on prepayment of long term investment, which we considered and assessed had a remote chance to be utilized in the future, either by subsequent collection or approval from the relevant tax authorities for the deduction of the tax allowance on provision for credit losses and impairment loss.

As of December 31, 2018 and 2019, we had net operating loss carryforwards of approximately RMB110.1 million and RMB172.7 million, respectively, which arose from our other subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC, except for Shanghai Anquying, Ganzhou Aixin Micro Finance and the subsidiaries in Australia, United Kingdom and Singapore. As of December 31, 2018 and 2019, deferred tax assets arose from the net operating loss carryforwards amounted to RMB19.5 million and RMB38.8 million, and we provided a valuation allowance when it became more likely than not that these net operating losses would not be utilized in the future. As of December 31, 2019, the net operating loss carryforwards of RMB8.2 million, RMB7.7 million, RMB33.9 million, RMB58.4 million and RMB64.4 million will expire, if unused, by 2020, 2021, 2022, 2023 and 2024, respectively.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the period presented:

	As of December 31,
	2017	2018	2019
	Restated	Restated
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	164,852	231,908	175,079	25,147
Net cash (used in)/provided by investing activities	(1,407,861)	280,595	(538,702)	(77,380)
Net cash provided by/(used in) financing activities	1,565,921	(200,085)	224,372	32,230
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(34)	21,732	10,114	1,453
Net increase/(decrease) in cash, cash equivalents and restricted cash	322,878	334,150	(129,137)	(18,550)
Cash, cash equivalents and restricted cash at beginning of the period	53,013	375,891	710,041	101,992
Including:
Cash and cash equivalents at beginning of the period	53,013	370,891	457,442	65,708
Restricted cash at beginning of the period	—	5,000	252,599	36,284

Cash, cash equivalents and restricted cash at end of the period	375,891	710,041	580,904	83,442
Including:
Cash and cash equivalents at end of the period	370,891	457,442	102,755	14,760
Restricted cash at end of the period	5,000	252,599	382,695	54,971
Non-current restricted time deposits	—	—	95,454	13,711

As of December 31, 2019, we had RMB102.8 million (US$14.8 million) in cash and cash equivalents, of which RMB88.5 million (US$12.7 million) was denominated in Renminbi and held at banks in China and US$2.1 million was denominated in U.S. dollars and held at banks located in or outside of China. As of the same date, RMB84.6 million (US$12.2 million) of our cash and cash equivalents was held by our VIEs. Our cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks that are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Historically, we operated as a separate business within the Jimu Group, and our principal source of liquidity was capital contributions from Jimu Group. Since 2017, we have been carrying out our own debt and equity financing. In November 2017, we began issuing convertible loans convertible into shares of our company, and in May 2018, all of the outstanding convertible loans, which had a principal amount of US$39.5 million, were converted into series A-1 preferred shares. In May 2018, we issued series A-2 preferred shares to a group of investors for an aggregate consideration of US$64.0 million. In addition, we entered into a loan agreement with Ms. Xuan Zhang, an individual who is not affiliated with our company investing on behalf of her high net worth extended family, in January 2018, and a supplementary loan agreement in March 2018, pursuant to which we borrowed an unsecured general loan of RMB564 million (US$85.2 million) with an interest rate of approximately 10.3% and a term of one year. The loan is intended for repayment of loan payables to third party individual investors matched through Jimu Box. We have repaid the remaining outstanding balance prior to August 2018, using cash on hand and the proceeds from two loans from Xijin (Shanghai) Venture Capital Management Co., Ltd., which is the parent of one of our shareholders. In October 2018, we raised approximately US$40.7 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ partial exercise of their over-allotment option. In December 2018, Minheng agreed with Xijin (Shanghai) Venture Capital Management Co., Ltd. to extend the maturity dates for both of its loans to May 15, 2019. See “Item 7. Major Shareholders and Related Party Transactions—Shareholder Loans.”

In August 2019, Shanghai Anquying Technology Co., Ltd., or Shanghai Anquying, entered into a loan agreement with Shanghai Mantu and other parties, pursuant to which Shanghai Mantu agreed to loan RMB100 million (US$14.4 million) to Shanghai Anquying for a term of one year at an annual interest rate of 8%. Ganzhou Aixin Micro Finance and Mr. Jun Dong, our director, agreed to guarantee Shanghai Anquying’s obligations under the loan agreement. In addition, Shanghai Anquying agreed to pledge its shares in Ganzhou Aixin Micro Finance as security for Shanghai Anquying’s obligations under the loan agreement. We also agreed to issue warrants to Mandra iBase Limited, exercisable within three years, to purchase up to 52,835,505 ordinary shares of the Company at an exercise price of US$0.5678 per Class A ordinary share, equal to a price per ADS of US$3.9746.

We previously entered into two loan agreements with Jimu Group on July 19, 2019, to formally document amounts due from Jimu Group that were attributable to cash advances we made to Jimu Group outside of the ordinary course of business in both U.S. dollars and Renminbi. As of December 31, 2019, we had RMB748.4 million (US$107.5 million) in current amounts due from Jimu Group and RMB117.6 million (US$16.9 million) in non-current amounts. The U.S. dollar-denominated loan matured on January 31, 2020 but Jimu Group failed to repay the amount due by the maturity date and the loan went into default. The Renminbi-denominated loan matures on January 31, 2022. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group—Cash Advances and Loan Agreements” for more details. In December 2019, we acquired a controlling stake in Shenzhen Xinyuhao Technology Co., Ltd., or Shenzhen Xinyuhao, for a consideration of RMB200,000 and subsequently injected capital of RMB199.9 million. In the same month, Shenzhen Xinyuhao purchased financing receivables from an unrelated third party for RMB200.0 million, which Jimu Group provided an unconditional commitment to repurchase within six months. The financing receivables were long overdue loans from Jimu Group’s platform and recovery through collection is remote. In January 2020, Shenzhen Xinyuhao required Jimu Group to repurchase these financing receivables. However, Jimu Group failed to perform its commitment to repurchase the financing receivables. Since Jimu Group is insolvent and announced its exit from the online lending platform business in February 2020, we determined that these amounts are unrecoverable. Although the provision for credit losses relating to loans we provided to Jimu Group and the prepayment for long-term investment for the financing receivables did not impact our operating cash flow in 2019, we expect this to have a significant impact on our operating cash flow in the coming years. However, we believe the provision for credit losses relating to Jimu Group will not affect our long term sustainability as we continue to reduce our risks in our loan facilitation business.

The financing receivables that are recorded on our balance sheet in connection with most of our point-of-sale installment loans and some of our personal installment loans currently remain on our balance sheet until they are paid in full or written off. See “—Funding Sources and Credit Risk.” Consequently, access to capital is a potential constraint on the growth of our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain additional capital when desired, on favorable terms or at all.” We also require capital to provide financial guarantees for most of the loans that we facilitate that are not recorded on our balance sheet. Independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. In order to address these market challenges, we now have credit risk for a higher proportion of our funding than we did at the time of our initial public offering. We may require additional financing to continue to expand our operations.

We believe our cash on hand, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, for the reasons discussed above, we may decide to enhance our liquidity position or increase our cash reserve through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

See “Item 4. Information on the Company B. Business Overview—Regulations—Regulations Related to Foreign Currency Exchange.”

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

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2019 was RMB175.1 million (US$25.1 million), as compared to a net loss of RMB906.5 million (US$130.2 million). The difference between our net loss and our net cash provided by operating activities was primarily attributable to non-cash adjusting items including RMB961.9 million (US$138.2 million) in provision for doubtful accounts and credit losses, and RMB200.0 million (US$28.7 million) in impairment of prepayment of long-term investment, and a decrease of RMB112.5 million (US$16.2 million) in financing receivables, an increase of RMB86.4 million (US$12.4 million) in financial guarantee liabilities and a decrease of RMB83.0 million (US$11.9 million) in amounts due from related parties, offset by a decrease of RMB172.8 million (US$24.8 million) in short-term and long-term funding debts, an increase of RMB86.9 million (US$12.5 million) in financial guarantee assets, a decrease of RMB63.7 million (US$9.2 million) in accrued expenses and other liabilities, an increase of RMB49.8 million (US$7.2 million) in accounts receivable and a decrease of RMB30.5 million (US$4.4 million) in amounts due to related parties. Our amounts due to related parties mainly arose from allocation of expenses between us and Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.”

Net cash provided by operating activities for the year ended December 31, 2018 was RMB231.9 million, as compared to a net income of RMB2.2 million. The difference between our net income and our net cash provided by operating activities was primarily attributable to non-cash adjusting items including RMB178.6 million in provision for doubtful accounts and credit loss, RMB131.3 million in share-based compensation expenses and an increase of RMB181.8 million in short-term and long-term funding debts, partially offset by a decrease of RMB118.9 million in amounts due to related parties, and an increase of RMB119.3 million in accounts receivable. Our amounts due to related parties mainly arose from allocation of expenses between us and Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.”

Net cash provided by operating activities for the year ended December 31, 2017 was RMB164.9 million, as compared to net loss of RMB84.9 million. The difference between our net loss and our net cash provided by operating activities was primarily attributable to non-cash adjusting items including RMB132.4 million in provision for doubtful accounts and credit loss, an increase of RMB96.8 million in accrued expenses and other liabilities, an increase of RMB36.1 million in accounts payable, and an increase of RMB35.2 million in amounts due from related parties, partially offset by an increase of RMB49.2 million in prepayments and other current assets, an increase of RMB46.4 million in financing receivables, and an increase of RMB46.0 million in accounts receivable. Our amounts due to related parties mainly arose from allocation of expenses between us and Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.”

Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 was RMB538.7 million (US$77.4 million), consisting primarily of RMB1,988.9 million (US$285.7 million) in financing receivables facilitated, RMB697.8 million (US$100.2 million) in net cash advance to Jimu Group, RMB200.0 million (US$28.7 million) in prepayment for long-term investment and RMB137.0 million (US$19.7 million) in loans provided to Jimu Group, and RMB91.5 million (US$13.1 million) payment for long-term investment, partially offset by RMB2,313.2 million (US$332.3 million) in principal collection on financing receivables, RMB135.3 million (US$19.4 million) in loan collection from a third party, and RMB122.0 million (US$17.5 million) in collections of loans from Jimu Group. We record and collect significant volumes of financing receivables primarily in connection with the point-of-sale installment loans that we facilitate.

Net cash provided by investing activities for the year ended December 31, 2018 was RMB280.6 million, consisting primarily of RMB5,204.5 million in principal collection on financing receivables, partially offset by RMB4,319.7 million in financing receivables facilitated. We also had net cash advances to a related party, Jimu Group, of RMB445.3 million, which we converted into a loan in 2019. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.” We also made a short-term loan of RMB137.3 million to an unrelated third party.

Net cash used in investing activities for the year ended December 31, 2017 was RMB1,407.9 million, consisting primarily of RMB6,938.2 million of financing receivables originated, partially offset by RMB5,537.2 million in principal collection of financing receivables. We record and collect significant volumes of financing receivables primarily in connection with the point-of-sale installment loans that we facilitate.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2019 was RMB224.4 million (US$32.2 million), consisting primarily of proceeds from funding debts of RMB682.1 million (US$98.0 million), partially offset by principal payment on funding debts of RMB904.1 million (US$129.9 million). Funding debts primarily represent the proceeds from individual investors, the asset-backed securitized debts or the consolidated trusts that we use to fund our financing receivables. We also had proceeds from borrowings of RMB495.0 million (US$71.1 million) offset by principal repayment on borrowings of RMB315.0 million (US$45.2 million), investment from non-controlling interest of RMB170.2 million (US$24.4 million), and proceeds of RMB100.0 million (US$14.4 million) from issuance of debt instrument

Net cash used in financing activities for the year ended December 31, 2018 was RMB200.1 million, consisting primarily of principal repayment on funding debts of RMB3,538.3 million, partially offset by proceeds from funding debts of RMB2,253.5 million. We had proceeds of RMB410.3 million and RMB316.5 million from our offerings of pre-IPO preferred shares and our initial public offering. We also had proceeds of RMB288.1 million from short-term borrowings and RMB151.0 million loan from a shareholder, offset by RMB68.1 million in repayment of short-term borrowings.

Net cash provided by financing activities for the year ended December 31, 2017 was RMB1,565.9 million, consisting primarily of proceeds from funding debts of RMB6,893.9 million, partially offset by principal repayment on funding debts of RMB5,592.5 million. Funding debts primarily represent amounts received from individual investors on Jimu Box, which was our primary source of funding for point-of-sale installment loans during the year ended December 31, 2017. We also had proceeds of RMB235.2 million from issuance of convertible loans.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property, equipment and software. Historically, the amount of our capital expenditures has been small. Our capital expenditures were RMB2.8 million in 2017, RMB4.1 million in 2018 and RMB10.0 million (US$1.4 million) in 2019. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

We have provided financial guarantees through our subsidiaries or variable interest entities for loans that we facilitate with certain financial partners. In 2018, the only such arrangements that were not recorded on our balance sheet were with Guotou Micro Lending Company, a wholly owned subsidiary of China National Investment and Guaranty Corporation. The purpose of these arrangements was to induce Guotou Micro Lending Company to provide funding for loans that we facilitated. The revenue we generated from the facilitation of loans funded by Guotou Micro Lending Company in 2019 was RMB29.9 million, release of financial guarantee liabilities in 2019 was RMB51.4 million. Guotou Micro Lending Company provided approximately 17.4% of the total funding for the loans we facilitated in 2019. As of December 31, 2019, the maximum potential future payment that we could be required to make would be RMB504.6 million (US$72.5 million).

Starting in 2019, Jimu Group has required that we provide financial guarantees for the loans we facilitate that are funded through Jimu Box, the online consumer finance platform operated by Jimu Group. The guarantee only covers those loans that are not recorded on our balance sheet. Jimu Box used to be the single largest funding source for loans facilitated through our platform, but our dependence on Jimu has decreased since 2017 with the diversification of our funding sources. Jimu Box was the funding source for 81% of the outstanding loans facilitated through our platform as of December 31, 2017, 62% of the outstanding loans as of December 31, 2018, and 24% of the outstanding loans as of December 31, 2019. Funding from Jimu Box decreased significantly in 2019. In the fourth quarter of 2019, Jimu Box’s funding accounted for less than 5% of the total loans that we facilitated. We expect that loans funded by Jimu Box will be minimal in 2020.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Less than 1 year	1 - 2 years	2 - 3 years	More than 3 years	Total
Office rental	12,431	19,675	18,100	16,839	67,045

Operating lease agreements represent non-cancellable operating leases for our office premises and the facilities that contain our system hardware and remote backup system.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

G.	Safe Harbor

See “Forward-Looking Information” on page 2 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wei Wei	46	Director and Chief Executive Officer
Jun Dong	43	Acting Chief Executive Officer and Chairman of the Board of Directors
Xiaomei Peng	48	Director
Zehua Shi	38	Independent Director
Jimin Zhuo	47	Independent Director
Yong Chen	44	Independent Director
Jiacheng Liu	34	Independent Director
Steven Yuan Ning Sim	43	Chief Financial Officer
Ziwei Zhang	36	Chief Marketing Officer

Mr. Wei Wei has served as our chief executive officer and director since our inception. He also served as the chief operating officer of our predecessor from 2012 to 2016. In 2006, Mr. Wei founded Innovation Technology Corp., a telecommunications service provider, which was acquired by VanceInfo in 2007, where he served as vice president and led the mobile software and global sales and marketing divisions. Mr. Wei has over 15 years of experience in the information technology industry and previously held various positions at Huawei, Nokia and Philips Semiconductors. Mr. Wei received his bachelor’s degree in electronic engineering in 1995 and his master’s degree in electronic engineering in 2000 from Beijing Institute of Technology, and an EMBA degree from China Europe International Business School in 2013. Mr. Wei has been on medical leave of absence since September 2019.

Mr. Jun Dong has served as our director since our inception. He was elected as the chairman of our board of directors and was named as our acting chief executive officer in September 2019. He has also served as the chairman of the board of Jimu Holdings Limited since its inception and as the chairman of the board of directors of Ever Smart International Holdings Limited since 2017. Mr. Dong has over 15 years of experience in the finance industry. Between 2005 and 2008, Mr. Dong served as investment manager with Bank Hapoalim in New York. Mr. Dong received his MBA degree from University of Connecticut in 2003 and his bachelor’s degree in tourism management from Yunnan University in 1999. He received his EMBA degree from China Europe International Business School in 2013. He holds Chief Financial Analyst Charter and Certified Management Accountants and Certified Financial Manage certifications.

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

Mr. Zehua Shi has served as our director since May 2020. Mr. Shi has served as the chairman of the board of directors for Guangdong HMH Industry Group since April 2019 and Shenzhen Longway Technology Co., Ltd. since January 2015. From October 2017 to April 2019, Mr. Shi served as the chairman of the board of directors for Zhuhai HMH Industry Group. From September 2008 to September 2015, Mr. Shi held several executive positions at Guangdong Huasheng Electrical Appliances Co., Ltd., including assistant chairman and executive president.

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

Mr. Yong Chen has served as our director since August 2019. Mr. Chen is a founder of Kunteng (Hainan) Equity Investment Fund Management Co., Limited. Prior to this role, he served as executive vice president and chief operating officer of Tianya Online Network Technology Co., Ltd. from July 2006 to January 2016. He also served as director and chairman of the compensation committee at Sungy Mobile Limited from April 2014 to April 2015. In addition, he previously worked as the general manager at the Guangzhou branch of Great Wall Broadband Network Services Co., Limited from August 2003 to February 2006. Mr. Chen received a bachelor’s degree in computer science and communications from Zhejiang University in China in July 1996.

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

Mr. Ziwei Zhang joined our company in March 2015 and has served as our chief marketing officer. Prior to joining our company, Mr. Zhang worked at Lefeng.com from March 2011 to March 2015, where he served as general manager of the marketing department. Before Lefeng.com, Mr. Zhang worked as operations senior director at Iclick Interactive Asia Group Limited from 2010 to 2011, as marketing senior manager at E-commerce China Dangdang Inc., and as manager of the large customer department at Beijing Zibolan Technology Co., Ltd. Mr. Zhang obtained his bachelor’s degree in information security engineering from Yunnan University in 2008.

B.	Compensation

For the year ended December 31, 2019, we paid an aggregate of approximately RMB3.6 million (US$0.5 million) in cash and benefits to our executive officers. We paid our non-executive directors an aggregate of RMB0.7 million (US$0.1 million) during the same period. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentives

2017 Share Incentive Plan

We adopted a share incentive plan in December 2017, which we refer to as our First Plan, to promote the success of our company and interests of our shareholders by providing a means through which we could grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of our shareholders generally. Under our First Plan, the maximum aggregate number of shares which may be issued pursuant to awards is 45,270,697. Options to purchase a total of 44,109,105 ordinary shares were granted under our First Plan, of which 7,855,939 remain outstanding. Following the adoption of the Second Plan as described below, these grants were assumed under the Second Plan and are being administered pursuant to the Second Plan. We will no longer grant any awards under the terms of the First Plan.

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

2018 Share Incentive Plan

In July 2018, our shareholders and board of directors adopted another share incentive plan, which we refer to as our Second Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under our Second Plan is initially 2% of the total number of shares issued and outstanding immediately prior to the completion of our initial public offering, plus an annual increase on September 1 of each year during the ten-year term of our Second Plan commencing on September 1, 2019, by an amount equal to 2% of the total number of shares issued and outstanding on August 31 that year. As of May 31, 2020, options to purchase a total of 4,516,974 ordinary shares were granted and outstanding under our Second Plan, and options to purchase an additional 12,830,128 ordinary shares may still be granted under our Second Plan (including shares carried over from the First Plan).

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

Name	Ordinary Shares Underlying Options Awarded	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Steven Yuan Ning Sim	*	0.000125	October 1, 2016	October 1, 2026
	*	0.000125	June 28, 2019	June 28, 2029
	*	nil	June 28, 2019	June 28, 2029
	*	0.142857143	March 1, 2020	March 1, 2030
Ziwei Zhang	*	0.000125	March 25, 2015	March 25, 2025
	*	0.000125	April 1, 2017	April 1, 2027
Jun Dong	*	0.000125	July 1, 2018	July 1, 2028
All Directors and Executive Officers as a Group	5,710,000

*	Less than 1% of our total outstanding shares.

C.	Board Practices

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

Audit Committee. Our audit committee consists of Jimin Zhuo, Yong Chen and Jiacheng Liu, and is chaired by Mr. Zhuo. Mr. Zhuo, Mr. Chen and Mr. Liu each satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Zhuo qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Jimin Zhuo and Yong Chen, and is chaired by Mr. Chen. Mr. Zhuo and Mr. Chen each satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

D. Employees

As of December 31, 2019, we had 256 employees, which included 214 in Beijing, 37 in Shanghai, 3 in Ganzhou, 1 in Chengdu and 1 in Singapore. The following table sets forth the numbers of our employees categorized by function as of December 31, 2019.

	As of December 31, 2019
	Number	% of Total Employees
Functions:
Research and development	99	39%
Risk management	22	9%
Products development and operations	46	18%
Business Development	6	2%
Marketing	20	8%
General and administrative	63	24%

Total number of employees	256	100.0%

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

The following table sets forth information with respect to the beneficial ownership of our shares as of February 25, 2020 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 301,967,797 ordinary shares outstanding as of February 25, 2020, comprising of (i) 251,028,277 Class A ordinary shares, and (ii) 50,939,520 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		% of Beneficial Ownership		% of Aggregate Voting Power†
Directors and Executive Officers:*
Wei Wei(1)	—		15,698,914		15,698,914		5.2		23.2
Jun Dong(2)	1,560,000		22,879,829		24,439,829		8.1		33.9
Xiaomei Peng(3)	2,753,506		12,360,777		15,114,283		5.0		18.5
Zehua Shi(4)	—		—		—		—		—
Yong Chen(5)	—		—		—		—		—
Jiacheng Liu(6)	—		—		—		—		—
Jimin Zhuo(7)	—		—		—		—		—
Steven Yuan Ning Sim(8)	*	*	*	*	*	*	*	*	*	*
Ziwei Zhang	*	*	*	*	*	*	*	*	*	*
All directors and executive officers as a group	5,754,154		50,939,520		56,693,674		18.7		75.8
Principal Shareholders:
Beansprout Ltd.(9)	47,827,601		—		47,827,601		15.8		4.7
Flamel Enterprises Ltd.(2)	—		18,448,795		18,448,795		6.1		27.3
New Fortune Fund L.P.(10)	18,201,422		—		18,201,422		6.0		1.8
Ventech China II SICAR(11)	17,679,421		—		17,679,421		5.9		1.7
Xiaomi Ventures Limited(12)	16,956,487		—		16,956,487		5.6		1.7
Wise Plus Limited(1)	—		15,698,914		15,698,914		5.2		23.2

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

*

Except for Mr. Zehua Shi, Mr. Yong Chen, Mr. Jimin Zhuo and Mr. Jiacheng Liu, the business address for our directors and executive officers is 9/F Heng An Building, No. 17 East 3rd Ring Road, Chaoyang District, Beijing, the People’s Republic of China.

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

(2)

Represents (i) 18,448,795 Class B ordinary shares directly held by Flamel Enterprises Ltd, (ii) 4,431,034 Class B ordinary shares directly held by Genius Hub Limited and (iii) 1,560,000 Class A ordinary shares that Mr. Dong has the right to acquire upon exercise of option. Mr. Jun Dong is the sole shareholder and the sole director of Flamel Enterprises Ltd. The registered office address of Flamel Enterprises Ltd. is Tortola Pier Park, Building 1, Second Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Genius Hub Limited is wholly owned and controlled by Coastal Hero Limited, a company incorporated under the laws of the British Virgin Islands. Coastal Hero Limited is controlled by Genesis Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Dong is the settlor of Genesis Trust, and Mr. Dong and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Dong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Genius Hub Limited in our company, and the options we granted to Mr. Dong to purchase 1,560,000 ordinary shares of our company.

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

(4)	The business address of Mr. Zehua Shi is 163 Yinwan Rd., Zhuhai Center 17th Floor, Zhuhai, Guangdong Province, PRC.
(5)	The business address of Mr. Yong Chen is 18/F Dihao Building, Binhai Avenue, Longhua District, Haikou, Hainan Province, PRC.
(6)	The business address of Mr. Jiacheng Liu is No. 8 SINA Plaza, Courtyard 10, the West Xibeiwang E. Road, Haidian District, Beijing 100193, PRC.
(7)	The business address of Mr. Jimin Zhuo is Room 1405, Building 5A, Jiulong Garden, Chaoyang, Beijing, PRC.

(8)

Represents options we granted to Steven Yuan Ning Sim through Nautical Gain Limited, a company incorporated under the laws of British Virgin Islands. The registered office address of Nautical Gain Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Nautical Gain Limited is wholly owned and controlled by Mr. Sim.

(9)

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

To our knowledge, as of February 25, 2020, a total of 187,865,832 Class A ordinary shares, representing approximately 62.2% of our total outstanding ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, insurance brokerage, fund distribution and other value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements, through our PRC subsidiaries, with our variable interest entities and the shareholders of our variable interest entities to obtain effective control over our variable interest entities and their subsidiaries. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.”

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

Form F-3 Registration Rights. Holders of at least 20% of our registrable securities have the right to demand in writing to file a registration on Form F-3. We are not obligated to effect such registration if, among other things, (i) the anticipated aggregate offering price is less than US$20,000,000, or (ii) we have already effected a registration in the six month period preceding the date of the request. We may defer filing of a registration statement on Form F-3 no more than once during any 12 month period for up to 90 days if our board of directors determines in good faith that filing such registration statement will be materially detrimental to us and our shareholders.

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

Jimu Group is our related party. We and Jimu Group have a high degree of overlap in shareholding, and we and Jimu Group’s holding company share two board members. Jimu Group was also our largest single funding partner from 2016 to 2018.

Reorganization Agreements

We entered into a series of agreements with Jimu Group with respect to our pre-IPO reorganization and the relationship between us and Jimu Group after the reorganization. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.”

Cash Advances and Loan Agreements

In the normal course of business, we collect payments on those loans from borrowers for Jimu Group. In addition to payments we made to Jimu Group in the ordinary course of business, we made a series of cash advances to Jimu Group in 2018 and 2019, in both U.S. dollars and Renminbi, that were not documented contemporaneously by loan agreements. The cash advances totaled RMB461.7 million (US$66.3 million) as of December 31, 2018, and were responsible for the greater part of the total amount due from Jimu Group, which amounted to RMB475.0 million (US$68.2 million) as of December 31, 2018. We made additional cash advances to Jimu Group in 2019 as well, totaling RMB697.8 million (US$100.2 million).

We entered into two loan agreements with Jimu Group on July 19, 2019, to formally document the amounts due from Jimu Group that were attributable to the cash advances we made to Jimu Group outside of the ordinary course of business. The first loan agreement was denominated in U.S. dollars and had a principal amount of US$21.4 million, representing the cash that we advanced to Jimu Group in U.S. dollars in 2018. This U.S. dollar-denominated loan bears interest at an annual simple (non-compounding) rate of 3.5%. This loan agreement was supplemented by a supplement dated as of the same date, which revised the maturity date provision of the original agreement to require Jimu Group to repay the principal and interest amounts payable under the original loan agreement on a daily basis over the 215 days from July 1, 2019 through January 31, 2020. The Renminbi-denominated loan matures on January 31, 2022.

The second loan agreement was denominated in Renminbi and had a principal amount of RMB294.9 million (US$42.4 million), representing the net cash that we advanced to Jimu Group in Renminbi in 2018. This Renminbi- denominated loan bears interest at an annual simple (non-compounding) rate of 11%. This loan agreement was supplemented by two supplements dated as of the same date. The first supplement revised the principal amount of the loan as of April 30, 2019, to RMB129.6 million (US$18.6 million), representing an additional RMB391.3 million (US$56.2 million) of cash that we advanced to Jimu Group between January 1, 2019, and April 30, 2019, minus RMB165.3 million (US$23.7 million) of deposits due from us under the information service cooperation agreement relating to the same period, RMB161.3 million (US$23.2 million) in asset management service fees and other fees collected by us for Jimu Group during the same period and RMB230.0 million (US$33.0 million) due from us relating to our purchase of Ganzhou Aixin Micro Finance for that amount in March 2019. The second supplement further revised the principal amount of the loan as of May 31, 2019, to RMB154.6 million (US$22.2 million), representing an additional RMB58.6 million (US$8.4 million) of cash that we advanced to Jimu Group between May 1, 2019, and May 31, 2019, minus RMB2.5 million (US$0.4 million) of deposits due from us under the information service cooperation agreement relating to the same period and RMB31.1 million (US$4.5 million) in asset management service fees and other fees collected by us for Jimu Group during the same period. The second supplement also allows the offset of loan principal against the guarantee deposit payable by us from July 2019 through January 2020, and provided for repayment on a monthly basis over the 24 months from February 2020 through January 2022. As of December 31, 2019, we made a provision of RMB856.0 million (US$123.0 million) for the amount due from Jimu Group since Jimu Group was insolvent and announced its exit from the online lending platform business in February 2020 pursuant to relevant regulations. There are significant outstanding balances on its platform unpaid to investors, which have priority over any other debts, including the balance due to us. Subsequent to December 31, 2019, we continued to provide net cash advances to Jimu Group of RMB39.7 million (US$5.7 million) and make payment of guarantee deposits to Jimu Group of RMB6.9 million (US$1.0 million).

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

Purchase of Ganzhou Aixin Micro Finance

In March 2019, we acquired 100% of the equity of Ganzhou Aixin Network Micro Finance Co., Ltd., or Ganzhou Aixin Micro Finance, from Jimu Group at a cost of RMB230 million (US$33.0 million). The purchase price was supported by a fairness opinion issued by a third-party valuer. Because Ganzhou Aixin Micro Finance holds a license to operate a small loan business, we believe that we can develop and operate pilot programs for new service offerings to complement our existing services offerings through this entity. The addition of small loan services to our service scope will also allow us to further enhance our data collection capabilities and provide our partners and customers with more robust financial solutions going forward. The amount due from us to Jimu Group for this acquisition was netted against the amount that was due to us under the first supplement of the second loan agreement described above under “—Cash Advances and Loan Agreements”.

Information Service Cooperation Agreement

We entered into an information service cooperation agreement with Jimu Group on July 19, 2019. Pursuant to the agreement, we are required to maintain a guarantee deposit with Jimu Group and reimburse Jimu Group for defaulted loans we have facilitated that are funded through Jimu Box, up to a cap. The guarantee deposit must be maintained at an amount equal to 12% of the average outstanding balance of loans we have facilitated that are funded through Jimu Box, excluding loans originated before 2019. The guarantee only covers those loans that are not recorded on our balance sheet. If the deposit falls below 12% at the end of any calculation period then we must deposit additional amounts with Jimu Group to raise it to 12%, and similarly, if the deposit exceeds 12% then Jimu Group must refund the excess to us. The cap on our reimbursement of Jimu Group for defaulted loans in any given month is 1.5% of the average aggregate balance of loans that (1) were facilitated by us, excluding loans originated before 2019, (2) were funded through Jimu Box and (3) were outstanding during the month in question, regardless of the vintage or tenor or due date of the loans. The average aggregate balance for the month in question is calculated as the outstanding balance at the beginning of the month plus the outstanding balance at the end of the month, divided by two. There is no catch-up or claw-back mechanism for months where the aggregate amount of defaulted loans is less than the cap on our reimbursement obligation. Our initial deposit under the information service cooperation agreement was RMB165.3 million (US$24.0 million), representing 12% of the loans which we had facilitated and which Jimu Group had funded since January 1, 2019 and which remained outstanding on April 30, 2019, excluding amounts that were in default. In lieu of paying the initial deposit in cash, we reduced the amount that would be due to us from Jimu Group under the Renminbi-denominated loan agreement described above under “—Cash Advances and Loan Agreements”. The arrangements under the information service cooperation agreement make the terms of Jimu Group’s business relationship with us more similar to the terms of its business relationship with its other partners than had previously been the case. Because we will be taking on some of the credit risk that Jimu Group had previously borne, we will also receive a larger share of the fees from borrowers than previously. We and Jimu Group entered into a supplement to the information service cooperation agreement in December 2019, pursuant to which we and Jimu Group agree to settle all transactions occurring prior to January 1, 2020 under the information service cooperation agreement, and we do not bear any repayment obligations for transactions occurring after January 1, 2020 under the information service cooperation agreement.

Transactions with Jimu Group

Previously, both we and Jimu Group carried out our businesses under our predecessor, Jimu Holdings Limited, formerly known as Pintec Holdings Limited. The table below sets forth our transactions with Jimu Group for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
(i) Transactions recorded through statement of operations and comprehensive (loss)/income
- Cost and expenses allocated from Jimu Group	102,263	48,687	24,994	3,590
- Service cost charged by Jimu Group	194,294	529,593	200,163	28,752
- Interest income from loans to Jimu Group	—	—	(43,156)	(6,199)
- Interest expense on borrowings from Jimu Group	—	4,094	213	31
(ii) Operating transactions
- Technical service fee collected by Jimu Group on behalf of the Group	—	—	(64,078)	(9,204)
- Payment for guarantee deposit to Jimu Group	—	—	(100,269)	(14,403)
- Loan interests collected from Jimu Group	—	—	3,310	475
- Borrowing interests paid to Jimu Group	—	(2,259)	(2,047)	(294)
- Share-based compensation awards to employees of Jimu Group*	—	—	(34,684)	(4,982)
(iii) Financing/Investing transactions
- Net cash advances to Jimu Group	—	(445,319)	(697,754)	(100,226)
- Principal of loans provided to Jimu Group	—	(52,048)	(137,000)	(19,679)
- Principal of loans collected from Jimu Group	—	52,048	122,000	17,524
- Principal of borrowings proceed from Jimu Group	29,270	26,711	—	—
- Principal of borrowings repaid to Jimu Group	—	(32,150)	(23,831)	(3,423)
- Equity transfer consideration paid to Jimu Group	—	—	(23,000)	(3,304)
- Acquisition of Ganzhou Aixin Micro Finance from Jimu Group	—	—	(230,000)	(33,037)

*	The amount due from Jimu Group resulting from the share-based compensation awards to employees of Jimu Group was written off as of December 31, 2019 as we waived this balance.

As of December 31, 2017, we had RMB228.1 million due from Jimu Group and RMB384.2 million due to Jimu Group, as of December 31, 2018, RMB475.0 million due from Jimu Group and RMB89.5 million due to Jimu Group and as of December 31, 2019, RMB866.0 million (US$124.4 million) amounts due from Jimu Group and RMB4.5 million (US$0.6 million) due to Jimu Group. RMB856.0 million (US$123.0 million) of the amount due from Jimu Group as of December 31, 2019 was fully impaired since Jimu Group announced its exit from the online lending platform business pursuant to relevant regulations, and there are significant outstanding balances on its platform unpaid to investors, which have priority over any other debts, including the balance due to us.

Transactions with BBAE Advisors LLC

BBAE Advisors LLC is an entity wholly owned by BBAE Holdings Limited. BBAE Holdings Limited shares a common director, Ms. Xiaomei Peng, with our company. BBAE Advisors LLC provides bridge loans to us for working capital purposes. As of December 31, 2017, 2018 and 2019, we had RMB527 thousand, RMB721 thousand and RMB211 thousand due to BBAE Advisors LLC, respectively.

Transactions with Beijing Liangduo Science and Technology Co., Ltd and Changsha Liangduo Business Consulting Co., Ltd.

We invested in Beijing Liangduo Science and Technology Co. Ltd., or Beijing Liangduo, in May 2017 and hold an 18% equity interest in it. Beijing Liangduo holds 100% equity interests of Changsha Liangduo Business Consulting Co., Ltd., or Changsha Liangduo. As of December 31, 2017, 2018 and 2019, we had RMB1.9 million, RMB5.6 million and RMB2.8 million (US$0.4 million), respectively, due to Beijing Liangduo and Changsha Liangduo related to outsourced collection service fees. For the years ended December 31, 2017, 2018 and 2019, collection service fees charged by Beijing Liangduo and Changsha Liangduo were RMB8.0 million, RMB58.2 million and RMB61.5 million (US$8.8 million), respectively.

Shareholder Loans

Minheng entered into a loan agreement in July 2018 with Xijin (Shanghai) Venture Capital Management Co., Ltd., which is the 100% owner of Cheer Fortune Investment Limited, a shareholder of ours. This loan has a principal amount of RMB70,000,000 (US$10,054,870), an annual interest rate of 10.3%, and a term of one year, and it may be prepaid by Minheng without penalty at any time. Minheng then entered into a second loan with the same lender on the same terms, also in July 2018, for an additional RMB120,000,000 (US$17,236,921). We used the proceeds of these loans, together with cash on hand, to repay the balance of the loan that we had borrowed from Ms. Xuan Zhang. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—B. Liquidity and Capital Resources.” In August 2018, Minheng and the lender entered into a supplementary agreement which changed the maturity date for both loans to December 31, 2018, and changed the interest rate for both loans, retroactive to the first date of each loan, to 0.6%. In December 2018, Minheng agreed with the lender to extend the maturity dates for both loans to May 15, 2019. In May 2019, we repaid the total amount of principal and interest to the lender.

In August 2019, Shanghai Anquying entered into a loan agreement with Shanghai Mantu and other parties, pursuant to which Shanghai Mantu agreed to loan RMB100 million (US$14.3 million) to Shanghai Anquying for a term of one year at an annual interest rate of 8%. Ganzhou Aixin Micro Finance and Mr. Jun Dong, our director, agreed to guarantee Shanghai Anquying’s obligations under the loan agreement. In addition, Shanghai Anquying agreed to pledge its shares in Ganzhou Aixin Micro Finance as security for Shanghai Anquying’s obligations under the loan agreement. We also agreed to issue warrants to Mandra iBase Limited, a related party of Shanghai Mantu, exercisable within three years, to purchase up to 52,835,505 ordinary shares of the Company at an exercise price of US$0.5678 per Class A ordinary share, equal to a price per ADS of US$3.9746.

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

The ADSs have been listed on the Nasdaq Global Market since October 24, 2018 under the symbol “PT.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2020 Revision) of the Cayman Islands, referred to as the Companies Law below. The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2020 Revision) insofar as they relate to the material terms of our ordinary shares.

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

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member;

•	the date on which any person ceased to be a member; and

•	whether each category of shares held by a member carries voting rights under the articles of association of the company and, if so, whether such voting rights are conditional.

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

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•	an acts which is illegal or ultra vires;

•	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

•	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, costs, charges, expenses, losses and damages incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provides that, on the requisition of any two or more shareholders holding shares representing in aggregate not less than one-third of the total voting rights in the paid up capital of our company, the board shall convene an extraordinary general meeting.

However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange.”

E.	Taxation

The following summary of material Cayman Islands, PRC and U.S. federal income tax considerations of an investment in ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in ADSs or ordinary shares, such as the tax considerations under state, local and other tax laws.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), published positions of the Internal Revenue Service (the “Service”), court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This discussion does not describe all of the U.S. federal income tax considerations that may be applicable to U.S. Holders in light of their particular circumstances or U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

•	banks, insurance companies and other financial institutions;

•	tax-exempt entities;

•	real estate investment trusts;

•	regulated investment companies;

•	dealers or traders in securities;

•	certain former citizens or residents of the United States;

•	persons that elect to mark their securities to market;

•	persons holding our ADSs or ordinary shares as part of a “straddle,” conversion or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar; and

•	persons that actually or constructively own 10% or more of our equity (by vote or value).

In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax considerations to it in light of its particular situation as well as any considerations arising under the laws of any other taxing jurisdiction.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding our ADSs or ordinary shares is urged to consult its tax advisor regarding in the tax considerations generally applicable to it of the ownership and disposition of our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with its terms. If a U.S. Holder holds ADSs, such holder should be treated as the beneficial holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

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

We believe our income from and assets used in the installment-sale business are treated as passive under the PFIC provisions. Based on our current income and assets and the value of our ADSs, it is likely that we were classified as a PFIC for our taxable year ending December 31, 2019. Accordingly, U.S. Holders should consult their tax advisors regarding the advisability of making a mark-to-market election (as described below under “—Passive Foreign Investment Company Rules”). Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may become classified as a PFIC for future taxable years. Under circumstances where revenues from our installment-sale business or other activities that produce passive income increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including any amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by such U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be reported as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and certain other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs or ordinary shares, provided that certain conditions are satisfied, including that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the U.S.-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year, and (iii) certain holding period requirements are met. Our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and we anticipate that our ADSs should qualify as readily tradable, although there can be no assurances in this regard. Because we do not expect our ordinary shares will be listed on an established securities market, we do not expect that the dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for such reduced tax rates, unless we are deemed to be a PRC resident enterprise (as described above) and are eligible for the benefits of the Treaty. Assuming we are eligible for such benefits and the other requirements are met, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income. As discussed above under “—Passive Foreign Investment Company Considerations,” however, it is likely that we were classified as a PFIC for our taxable year ending December 31, 2019. Accordingly, we do not expect that dividends paid on our ADSs or ordinary shares will meet the conditions required for such reduced tax rates.

For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, a U.S. Holder may be subject to PRC taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit on foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale or Other Taxable Disposition of our ADSs or Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC because we are deemed to be a PRC resident enterprise, and such gain is deemed to be U.S.-source gain, a U.S. Holder may not be able to credit such tax against its U.S. federal income tax liability unless such U.S. Holder has other income from foreign sources in the appropriate category for purposes of the foreign tax credit rules. However, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat such gain as PRC-source gain. Each U.S. Holder is urged to consult its tax advisor regarding the tax considerations if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under such U.S. Holder’s particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns our ADSs or ordinary shares, and unless the U.S. Holder makes a “mark-to-market” election (as described below), such U.S. Holder will generally be subject to special tax rules that have a generally penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to such U.S. Holder (which generally means any distribution paid during a taxable year to such U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ADSs or ordinary shares;

•

amounts allocated to the current taxable year and any taxable years in each U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC will be taxable as ordinary income; and

•

amounts allocated to each of the other taxable years will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

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

A U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock to mitigate certain adverse tax consequences described above. Marketable stock is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the Nasdaq Global Market) or other market as defined in applicable Regulations. We believe that a U.S. Holder may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs remain listed on the Nasdaq Global Market and that our ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, such U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, such holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder would generally continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for a U.S. Holder to make a qualified electing fund election in the event that we are classified as a PFIC.

If we are classified as a PFIC, a U.S. Holder must file an annual report with the Service. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO IT OF AN INVESTMENT IN OUR ADSs OR ORDINARY SHARES.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

We do not expect rising or falling interest rates to have a material impact on our financial condition unless uncertainty about the direction and timing of interest rate changes materially affects the level of borrowing and lending activity in the economy. Our business is dependent upon the healthy functioning of the credit markets in China, and we cannot provide assurance that we will not be exposed to material risks in the event of a credit crisis or prolonged period of uncertainty in the credit markets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business —Our business may be affected by the condition of China’s credit market and competitive landscape of industries in which we operate.”

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2019, we did not receive any reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

We raised approximately US$40.7 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ partial exercise of their over-allotment option. For the period from October 24, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we have used all of the net proceeds from our initial public offering, including US$4.3 million to repay shareholder loans from Xijin (Shanghai) Venture Capital Management Co., Ltd. and the remaining for general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Internal Control over Financial Reporting

Prior to our initial public offering in October 2018, we were a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2019, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

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

We have implemented and plan to implement a number of measures to address this material weakness:

•	we hired a consulting firm with U.S. GAAP experience to strengthen our financial reporting function;

•

we are in the process of establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues, and we added additional professionals for our financial reporting team in 2019; and

•

we are continuing to further expedite and streamline our reporting process and develop our U.S. GAAP and SEC reporting process to allow early detection, prevention and resolution of potential financial reporting and U.S. GAAP issues, and have established an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements.

A second material weakness that has been identified relates to our ineffective management and controls over the position of cash advances to Jimu Group. This material weakness includes the lack of effective controls in the following areas:

•

implementation of the formal approval process by our board of directors and audit committee, which included establishing appropriate approval limits and executing formal lending agreements for the cash advances prior to the cash being disbursed;

•	implementation of the voting abstention rule in board approval process for related-party transactions; and

•	sufficient periodic assessment of the recoverability of amounts due from Jimu Group.

We are implementing a number of measures to address this material weakness:

•	limit total transaction amounts and balance cap for related party transactions annually with audit committee’s approval;

•	optimize the board approval process and strictly implement vote abstention rule; and

•	evaluate collectability of amounts due from related parties every quarter.

A third material weakness that has been identified relates to our lack of effective controls over our investment process. This material weakness includes the lack of effective controls in the following areas:

•	lack of exercising due diligence on the underlying assets prior to making the investment, and

•	lack of assessing the credit worthiness of the third party entity before entering into the investment arrangement.

We plan to establish due diligence procedures for investment transactions, including credit assessment procedures to ascertain the financial position of investment targets and other parties involved in the investment transactions, and improve post-investment management activities to address this material weakness.

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. We did not undertake a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and Marcum Bernstein & Pinchuk LLP, our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2018	2019
	(in US$ thousands)
Audit fees (1)	1,819	1,975
Audit-related fees (2)	153	—
Tax fees (3)	100	—
All other fees (4)	87	—

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

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by Marcum Bernstein & Pinchuk LLP, including audit services, tax services and other services as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2019, our board of directors approved a share repurchase program under which we may purchase up to US$10 million worth of our Class A ordinary shares in the form of ADSs over the 12 months following December 2019. However, the outbreak of COVID-19 followed shortly after the approval of the share repurchase program. As a result, to ensure that we can overcome the related market challenges in the near term and to maintain a healthy cash position, we have not repurchased any of our ADSs as of the date of this annual report. The share repurchase program remains effective and we will continue to monitor the market in order to execute the program at an appropriate time.

Item 16F. Change in Registrant’s Certifying Accountant

On August 20, 2019, PricewaterhouseCoopers Zhong Tian LLP, or PwC, was dismissed as the independent registered public accounting firm for the Company. Effective from September 4, 2019, we engaged Marcum Bernstein & Pinchuk LLP, or Marcum, as our independent registered public accounting firm, to audit our consolidated financial statements as of and for the fiscal years ended December 31, 2017, 2018 and 2019. Our financial statements as of and for the fiscal years ended December 31, 2017 and 2018, had previously been audited by PwC. The appointment of Marcum was made after careful consideration and evaluation process by the Company and was approved by the audit committee of our board on August 22, 2019.

The report of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2017 and 2018 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2017 and 2018 and the subsequent interim period through August 20, 2019, there were no:

i)

disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in their report on the financial statements for such year, or

ii)

reportable events as defined in Form 20-F Item 16F(a)(1)(v) other than the three material weaknesses reported in the Company’s 2018 Form 20-F filed with the U.S. Securities and Exchange Commission on July 30, 2019, including one material weakness reported in the Company’s registration statement on Form F-1 which was originally filed with the U.S. Securities and Exchange Commission on July 16, 2018 and became effective on October 24, 2018.

Specifically, the material weaknesses identified as of December 31, 2018 were as follows:

One material weakness that had been identified related to the Company’s lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC. This material weakness had also been identified as of December 31, 2017, and had not been remediated as of December 31, 2018.

A second material weakness that had been identified related to the Company’s lack of effective controls over the provision of cash advances outside the normal course of business to Jimu Group, the Company’s related party. For description of the cash advances provided to Jimu Group, see “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group—Cash Advances and Loan Agreements.” This material weakness includes the lack of effective controls in the following areas:

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

This material weakness resulted in significant outstanding balances due from Jimu Group at the end of 2018 with unclear terms, which presented significant challenges for the Company in assessing the recoverability of the outstanding balance for period end financial reporting purposes.

A third material weakness that had been identified related to the Company’s lack of effective controls over a non-routine loan financing transaction with a third-party entity, Plutux Labs. The Company made an unsecured loan of US$20 million at 10.5% annual interest to Plutux Labs in 2018. In May 2019, Plutux Labs repaid all of the principal and part of the interest due. This material weakness includes the lack of effective controls in the following areas:

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

The audit committee of our board discussed the material weaknesses with PwC and authorized PwC to fully respond to the inquiries of Marcum on the material weaknesses, if any.

We provided PwC with a copy of the disclosures under this Item 16F and requested from PwC a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of PwC’s letter dated June 29, 2020, is attached as Exhibit 16.1.

During the Company’s two most recent fiscal years and through the subsequent interim period on or prior to September 4, 2019, neither the Company nor anyone on its behalf consulted with Marcum on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Marcum that Marcum concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules.

Currently, we do not rely on the home country exemption.

To the extent that we rely on the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market Rules corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Pintec Technology Holdings Limited, its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 of our registration statement on Form F-1 (file no. 333¬226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

2.4*	Description of Securities

4.1	2017 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file no. 333-226188) filed with the Securities and Exchange Commission on July 16, 2018)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.4	English translation of Exclusive Business Cooperation Agreement between Sky City (Beijing) Technology Co., Ltd. and Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated December 13, 2017 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.5	English translation of Exclusive Option Agreement among Sky City (Beijing) Technology Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) and shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated December 13, 2017 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.6	English translation of Equity Pledge Agreement among Sky City (Beijing) Technology Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) and shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated December 13, 2017 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.7	English translation of the Power of Attorney of the shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated December 13, 2017 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.8*	English translation of Exclusive Business Cooperation Agreement between Pintec (Beijing) Technology Co., Ltd. and Pintec Jinke (Beijing) Technology Information Co., Ltd. dated September 25, 2019

4.9*	English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated September 25, 2019

4.10*	English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated September 25, 2019

4.11*	English translation of the Power of Attorney by the shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated September 25, 2019

4.12	English translation of Exclusive Business Cooperation Agreement between Pintec (Beijing) Technology Co., Ltd. and Beijing Hongdian Fund Distributor Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.13	English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.14	English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.15	English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.16	English translation of the Power of Attorney by Beijing Xinshun Dingye Technology Co., Ltd., a shareholder of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.17	English translation of “Jiequhua” Business Cooperation Agreement by and among Tianjin Quna Internet Finance Information Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated April 3, 2018 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.18	English translation of “Naquhua” Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated December 25, 2017 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.19	English translation of Supplemental Agreement (I) to Naquhua Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated February 2, 2018 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.20	English translation of Supplemental Agreement (DI) to Naquhua Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated May 1, 2018 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.21	Lerong Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Beijing Lerong Duoyuan Information Technology Co., Ltd. dated August 30, 2016 (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.22	Master Transaction Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.25 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.23	Restructuring Agreement by and among Pintec Holdings Limited and Shareholders, dated December 1, 2017 (incorporated by reference to Exhibit 10.26 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.24	Cooperation Framework Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.27 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.25	Non-Competition Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.28 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.26	Intellectual Property License Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.29 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.27	Loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xuan Zhang dated as of January 22, 2018, and amended as of March 9, 2018 (incorporated by reference to Exhibit 10.30 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.28	2018 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.31 of our Registration Statement on Form F-1 (file no. 333-226188) filed with the Securities and Exchange Commission on July 16, 2018)

4.29	Loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xijin (Shanghai) Venture Capital Management Co., Ltd. dated as of July 14, 2018 (incorporated by reference to Exhibit 10.32 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.30	Loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xijin (Shanghai) Venture Capital Management Co., Ltd. dated as of July 25, 2018 (incorporated by reference to Exhibit 10.33 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.31	Supplementary Agreement to loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xijin (Shanghai) Venture Capital Management Co., Ltd. dated as of August 21, 2018 (incorporated by reference to Exhibit 10.34 of our registration statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

4.32	English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated January 30, 2019 (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.33	English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated January 30, 2019 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.34	English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated January 30, 2019 (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.35	English translation of the Power of Attorney by Yudong Zheng, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated January 30, 2019 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.36	English translation of Supplementary Agreement 2 to loan agreement between Shenzhen Qianhai Minheng Commercial (incorporated herein by reference to Exhibit 4.45 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.37	English translation of Ganzhou Aixin Micro Finance Co., Ltd. Purchase Agreement between Lerong Duoyuan (Beijing) Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd., dated as of March 18, 2019 (incorporated herein by reference to Exhibit 4.46 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.38	English translation of Loan Agreement among Shanghai Anquying Technology Co., Ltd., Beijing LeRong Duoyuan Information Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd., Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd., Pintec (Beijing) Technology Co., Ltd., Lerong Duoyuan (Beijing) Science and Technology Co., Ltd. and Jianianhua (Tianjin) Information Technology Co., Ltd. dated July 19, 2019 (incorporated herein by reference to Exhibit 4.47 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.39	English translation of Supplementary Agreement 1 to loan agreement among Shanghai Anquying Technology Co., Ltd., Beijing LeRong Duoyuan Information Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated July 19, 2019 (incorporated herein by reference to Exhibit 4.48 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.40	English translation of Supplementary Agreement 2 to loan agreement among Shanghai Anquying Technology Co., Ltd., Beijing LeRong Duoyuan Information Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated July 19, 2019 (incorporated herein by reference to Exhibit 4.49 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.41	English translation of Loan Agreement among the Registrant, Jimu Holdings Limited, Next Hop Holdings Limited, Next Hop Hong Kong Limited and Sky City Hong Kong Limited dated July 19, 2019 (incorporated herein by reference to Exhibit 4.50 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.42	English translation of Supplementary Agreement to loan agreement between the Registrant and Jimu Holdings Limited dated July 19 2019 (incorporated herein by reference to Exhibit 4.51 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.43	English translation of Information Service Cooperation Agreement among Beijing LeRong Duoyuan Information Technology Co., Ltd., Lerong Duoyuan (Beijing) Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated July 19, 2019 (incorporated herein by reference to Exhibit 4.52 to the annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.44*	English translation of Share Transfer Agreement entered into among Jianianhua (Tianjin) Information Technology Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. and Yunnan Zhongzhiyuan Yunda Automobile Sales Co., Ltd. dated December 20, 2019

4.45*	English translation of Capital Increase Agreement entered into among Shenzhen Xinyuhao Technology Co., Ltd., Anquying (Tianjin) Technology Co., Ltd., Shenzhen Guoyu Commercial Factoring Co., Ltd. and Yunnan Zhongzhiyuan Yunda Automobile Sales Co., Ltd. dated December 20, 2019

4.46*	English translation of Loan Contract entered into among Shanghai Anquying Technology Co., Ltd., Shanghai Mandra Technology Co., Ltd., Dong Jun and Ganzhou Aixin Micro Finance Co., Ltd. dated August 30, 2019

4.47*	English translation of Equity Pledge Agreement entered into between Shanghai Mandra Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated August 30, 2019

4.48*	English translation of Loan Agreement entered into between Sky City (Beijing) Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated August 30, 2019

4.49*	English translation of Loan Agreement between Sikaisite (Beijing) Science and Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated September 9, 2019

4.50*	English translation of Partnership Agreement entered into between Yinchuan Xingyin Investment Fund Partnership (Limited Partnership) and Pintec (Ganzhou) Technology Co., Ltd. dated October 21, 2019

4.51*	English translation of Share Transfer Agreement entered into between Pintec (Ganzhou) Technology Co., Ltd. and Pintec (Yinchuan) Technology Co., Ltd. dated November 20, 2019

4.52*	English translation of Capital Increase Agreement entered into among Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership), Pintec (Yinchuan) Technology Co., Ltd. and Pintec (Ganzhou) Technology Co., Ltd. dated November 20, 2019

4.53*	English translation of Supplementary Agreement to Information Service Cooperation Agreement entered into among the Beijing LeRong Duoyuan Information Technology Co., Ltd., Lerong Duoyuan (Beijing) Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated December 2019

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-226188), as amended, initially filed with the Securities and Exchange Commission on July 16, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Shihui Partners

15.2*	Consent of Travers Thorp Alberga

15.3*	Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm

16.1*	Letter from Pricewaterhouse Coopers Zhong Tian LLP to the Securities and Exchange Commission

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

Pintec Technology Holdings Limited

By:	/s/ Jun Dong
Name:	Jun Dong
Title:	Acting Chief Executive Officer and Chairman of the Board of Directors

Date: June 29, 2020

Pintec Technology Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Pintec Technology Holdings Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pintec Technology Holdings Limited. and Subsidiaries (the “Company”) as of December 31, 2018 and 2019, and the related consolidated statements of operations and comprehensive (loss)/income, changes in (invested deficit)/shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company, as of December 31, 2018 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 26 to the financial statements, the Company has identified and corrected material misstatements in previously issued financial statements for the years ended December 31, 2018 and 2017.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue recognition in 2019 due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (Topic 606), as amended, effective January 1, 2019, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 22 “Related party transactions” to the financial statements, the Company has entered into significant transactions with Jimu Group, a related party, and has provided significant provision on amount due from related parties as of December 31, 2019.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2019.

Beijing, China

June 29, 2020

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(RMB and US$ in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2018	2019	2019
	Restated (Note 26)
	RMB	RMB	US$ Note 2 (f)
ASSETS
Current assets:
Cash and cash equivalents	457,442	102,755	14,760
Restricted cash	252,599	382,695	54,971
Short-term financing receivables, net	753,169	430,387	61,821
Short-term financial guarantee assets, net	15,569	91,374	13,125
Accounts receivable, net	47,652	74,251	10,665
Prepayments and other current assets, net	208,399	78,330	11,250
Amounts due from related parties, net	475,426	64	9

Total current assets	2,210,256	1,159,856	166,601

Non-current assets:
Non-current restricted cash	—	95,454	13,711
Amounts due from related parties, net	—	10,000	1,436
Long-term financing receivables, net	18,882	19,100	2,744
Long-term financial guarantee assets, net	5,040	3,647	524
Long-term investments	58,038	108,603	15,600
Deferred tax assets	36,901	64,675	9,290
Property, equipment and software, net	7,806	14,317	2,057
Intangible assets, net	5,423	49,790	7,152
Goodwill	25,680	35,157	5,050

Total non-current assets	157,770	400,743	57,564

TOTAL ASSETS	2,368,026	1,560,599	224,165

LIABILITIES
Current liabilities:
Short-term borrowings (including amounts of the consolidated VIEs of RMB220,000 and RMB320,000, respectively)	220,000	320,000	45,965
Short-term funding debts (including amounts of the consolidated VIEs of RMB694,978 and RMB300,212, respectively)	694,978	300,212	43,123
Accounts payable (including amounts of the consolidated VIEs of RMB37,691 and RMB56,296, respectively)	38,850	57,719	8,291
Amounts due to related parties (including amounts of the consolidated VIEs of RMB72,937 and RMB6,749, respectively)	96,596	10,191	1,464

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(RMB and US$ in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2018	2019	2019
	Restated (Note 26)
	RMB	RMB	US$ Note 2 (f)
Tax payable (including amounts of the consolidated VIEs of RMB51,633 and RMB49,666 respectively)	57,081	52,535	7,546
Debt instrument (including amounts of the consolidated VIEs of RMB nil and RMB81,053, respectively)	—	81,053	11,643
Financial guarantee liabilities (including amounts of the consolidated VIEs of RMB15,537 and RMB101,933, respectively)	15,537	101,933	14,642
Accrued expenses and other liabilities (including amounts of the consolidated VIEs of RMB126,018 and RMB118,128, respectively)	157,462	157,945	22,686

Total current liabilities	1,280,504	1,081,588	155,360

Non-current liabilities:
Long-term funding debts (including amounts of the consolidated VIEs of RMB21,498 and RMB21,498, respectively)	21,498	21,498	3,088
Long-term borrowings (including amounts of the consolidated VIEs of nil and RMB80,000, respectively)	—	80,000	11,491
Deferred tax liabilities (including amounts of the consolidated VIEs of nil and nil, respectively)	—	2,128	306
Other non-current liabilities (including amounts of the consolidated VIEs of nil and nil, respectively)	8,748	8,683	1,247
Consideration payable for acquisition (including amounts of the consolidated VIEs of nil and nil, respectively)	—	7,982	1,147

Total non-current liabilities	30,246	120,291	17,279

TOTAL LIABILITIES	1,310,750	1,201,879	172,639

Commitments and contingencies (Note 25)
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$ 0.000125 par value per share; 348,217,505 shares authorized as of December 31, 2018 and 2019; 213,811,958 and 244,499,207 shares outstanding as of December 31, 2018 and 2019)	185	212	30
Class B Ordinary Shares (US$ 0.000125 par value per share; 51,782,495 shares authorized as of December 31, 2018 and 2019; 51,782,495 and 50,939,520 shares outstanding as of December 31, 2018 and 2019)	43	42	6
Additional paid-in capital	1,896,993	1,977,365	284,030
Statutory reserves	1,739	29,659	4,260
Accumulated other comprehensive income	31,014	42,890	6,161
Accumulated deficit	(872,698)	(1,860,640)	(267,264)

Total Pintec Technology Holdings Limited shareholders’ equity	1,057,276	189,528	27,223

Non-controlling interests	—	169,192	24,303

TOTAL EQUITY	1,057,276	358,720	51,526

TOTAL LIABILITIES AND EQUITY	2,368,026	1,560,599	224,165

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(RMB and US$ in thousands, except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2017	2018	2019	2019
	Restated (Note 26)	Restated (Note 26)
	RMB	RMB	RMB	US$ Note 2 (f)
Revenues:
Technical service fees	619,605	1,297,758	1,077,760	154,810
Installment service fees	139,862	291,077	187,359	26,912
Wealth management service fees and others	3,547	14,796	20,117	2,890

Total revenues	763,014	1,603,631	1,285,236	184,612

Cost of revenues:
Funding cost	(78,831)	(161,384)	(51,759)	(7,435)
Provision for credit losses	(115,920)	(70,411)	(33,942)	(4,875)
Origination and servicing cost	(177,662)	(323,342)	(290,398)	(41,712)
Cost on guarantee	—	—	(193,426)	(27,784)
Service cost charged by Jimu Group-related party	(194,294)	(529,593)	(200,163)	(28,752)

Cost of revenues	(566,707)	(1,084,730)	(769,688)	(110,558)

Gross profit	196,307	518,901	515,548	74,054

Operating expenses:
Sales and marketing expenses	(72,076)	(99,671)	(69,593)	(9,996)
General and administrative expenses	(106,323)	(312,979)	(1,095,311)	(157,332)
Research and development expenses	(71,517)	(94,989)	(79,079)	(11,359)

Total operating expenses	(249,916)	(507,639)	(1,243,983)	(178,687)

Operating (loss)/income	(53,609)	11,262	(728,435)	(104,633)

Change in fair value of convertible loans	(7,042)	(9,552)	—	—
Share of loss from equity method investments	(2,455)	(2,652)	(8,149)	(1,171)
Impairment on prepayment for long-term investment	—	—	(200,000)	(28,728)
Impairment from long-term investments	(2,000)	—	—	—
Other (expenses)/income, net	(1,238)	8,822	(11,094)	(1,595)
Interest income from related parties	—	—	43,156	6,199
(Loss)/income before income tax expense	(66,344)	7,880	(904,522)	(129,928)

Income tax expense	(18,516)	(5,709)	(1,968)	(283)
Net (loss)/income	(84,860)	2,171	(906,490)	(130,211)

Net loss attributable to non-controlling interest	—	—	(595)	(85)
Net (loss)/income attributable to Pintec Technology Holdings Limited shareholders	(84,860)	2,171	(905,895)	(130,126)
Other comprehensive income:
Foreign currency translation adjustments, net of nil tax	841	30,173	11,876	1,706

Total other comprehensive income	841	30,173	11,876	1,706

Total comprehensive (loss)/income	(84,019)	32,344	(894,614)	(128,505)

Total comprehensive loss attributable to non-controlling interest	—	—	(595)	(85)
Total comprehensive (loss)/income attributable to Pintec Technology Holdings Limited shareholders	(84,019)	32,344	(894,019)	(128,420)
Loss per ordinary share
Basic and Diluted	(2.08)	(0.74)	(3.21)	(0.46)
Weighted average number of ordinary shares outstanding
Basic and Diluted	62,809,370	101,094,197	282,129,663	282,129,663
Share-based compensation expenses included in
Cost of revenues	27	337	250	36
Sales and marketing expenses	2,470	10,236	1,565	225
General and administrative expenses	25,263	102,012	12,785	1,836
Research and development expenses	3,258	18,675	3,247	466

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN (INVESTED DEFICIT)/SHAREHOLDERS’ EQUITY

(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

	Pre-IPO Class A Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Statutory Reserve	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Parent Company’s Investment Deficit	Non-controlling interests	Total (Invested Deficit)/ Shareholders’ Equity
	Share	Amount	Share	Amount	Share	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2016	—	—	—	—	—	—	—	—	—	—	(9,205)	—	(9,205)
Contribution from shareholders	—	—	—	—	—	—	—	—	—	—	11	—	11
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	—	—	841	—	841
Share-based compensation expenses allocated from Jimu Parent	—	—	—	—	—	—	—	—	—	—	31,018	—	31,018
Net loss	—	—	—	—	—	—	—	—	—	—	(84,860)	—	(84,860)
As of December 31, 2017	—	—	—	—	—	—	—	—	—	—	(62,195)	—	(62,195)

Completion of reorganization	72,000,000	59	—	—	—	—	—	113,110	841	(873,130)	62,195	—	(696,925)
Repurchase of Class A Ordinary Shares	(540,810)	(1)	—	—	—	—	—	—	—	—	—	—	(1)
Issuance of Pre-IPO Class A Ordinary Shares to an existing shareholder	—	—	14,204	1	—	—	—	—	—	—	—	—	1
Pre-IPO Preferred Shares redemption value accretion	—	—	—	—	—	—	—	(65,355)	—	—	—	—	(65,355)
Share issuance upon conversion and redesignation of Pre-IPO Preferred Shares into Class A Ordinary Shares	—	—	164,664,569	144	—	—	—	1,437,530	—	—	—	—	1,437,674

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN (INVESTED DEFICIT)/SHAREHOLDERS’ EQUITY

(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

	Pre-IPO Class A Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Statutory Reserve	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Parent Company’s Investment Deficit	Non-controlling interests	Total (Invested Deficit)/ Shareholders’ Equity
	Share	Amount	Share	Amount	Share	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Share issuance upon the redesignation of Pre-IPO Class A Ordinary Shares into Class A and Class B Ordinary Shares	(71,459,190)	(58)	19,676,695	15	51,782,495	43	—	—	—	—	—	—	—
Share issuance upon initial public offering and followed offering, net of issuance costs	—	—	29,456,490	25	—	—	—	280,448	—	—	—	—	280,473
Net income	—	—	—	—	—	—	—	—	—	2,171	—	—	2,171
Appropriation to statutory reserve	—	—	—	—	—	—	1,739	—	—	(1,739)	—	—	—
Share-based awards to employee of the Group	—	—	—	—	—	—	—	131,260	—	—	—	—	131,260
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	30,173	—	—	—	30,173
As of December 31, 2018	—	—	213,811,958	185	51,782,495	43	1,739	1,896,993	31,014	(872,698)	—	—	1,057,276

Impact on adoption of ASC 606	—	—	—	—	—	—	—	—	—	(54,127)	—	—	(54,127)
Exercise of options	—	—	29,737,638	26	—	—	—	—	—	—	—	—	26
Share issuance associated acquisition of subsidiaries	—	—	106,636	—	—	—	—	1,187	—	—	—	—	1,187

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN (INVESTED DEFICIT)/SHAREHOLDERS’ EQUITY

(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

	Pre-IPO Class A Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Statutory Reserve	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Parent Company’s Investment Deficit	Non-controlling interests	Total (Invested Deficit)/ Shareholders’ Equity
	Share	Amount	Share	Amount	Share	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Warrant issued	—	—	—	—	—	—	—	26,290	—	—	—	—	26,290
Reassignment of Class B Ordinary Shares to Class A Ordinary Shares	—	—	842,975	1	(842,975)	(1)	—	—	—	—	—	—	—
Addition of noncontrolling interests resulting from selling of interests in a subsidiary	—	—	—	—	—	—	—	364	—	—	—	19,787	20,151
Contribution from non-controlling interests in a subsidiary	—	—	—	—	—	—	—	—	—	—	—	150,000	150,000
Share-based awards to employee of the Group	—	—	—	—	—	—	—	17,847	—	—	—	—	17,847
Net loss	—	—	—	—	—	—	—	—	—	(905,895)	—	(595)	(906,490)
Appropriation to statutory reserve	—	—	—	—	—	—	27,920	—	—	(27,920)	—	—	—
Share-based awards to employee of Jimu Group	—	—	—	—	—	—	—	34,684	—	—	—	—	34,684
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	11,876	—	—	—	11,876
As of December 31, 2019	—	—	244,499,207	212	50,939,520	42	29,659	1,977,365	42,890	(1,860,640)	—	169,192	358,720

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

	For the year ended December 31,
	2017	2018	2019	2019
	Restated (Note 26)	Restated (Note 26)
	RMB	RMB	RMB	US$ Note 2 (f)
Cash flows from operating activities:
Net (loss)/income	(84,860)	2,171	(906,490)	(130,211)
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	4,079	4,701	12,289	1,765
Share-based compensation expenses	31,018	131,260	17,847	2,563
Provision for doubtful accounts and credit losses	132,400	178,567	961,851	138,161
Impairment on prepayment for long-term investment	—	—	200,000	28,728
Loss from equity-method investments	2,455	2,652	8,149	1,171
Accretion of debt instrument	—	—	7,343	1,055
Change in fair value of convertible loans	7,042	9,552	—	—
Change in fair value of short-term investments	—	315	—	—
Deferred income tax	—	(36,901)	(17,263)	(2,480)
Impairment from long-term investments	2,000	—	—	—
Change in the fair value of contingent consideration payable from acquisition of Infrarisk	—	—	1,496	215
Changes in operating assets and liabilities:
Short-term and long-term financing receivables	(46,401)	(34,841)	112,540	16,165
Short-term and long-term financial guarantee assets	—	(20,610)	(86,939)	(12,488)
Accounts receivable	(45,958)	(119,252)	(49,780)	(7,150)
Amounts due from related parties, net	35,239	33,352	83,020	11,925
Prepayments and other current assets	(49,236)	(15,579)	2,112	304
Short-term and long-term funding debts	12,867	181,799	(172,792)	(24,820)
Accounts payable	36,139	(4,193)	15,070	2,165
Amounts due to related parties	10,818	(118,888)	(30,495)	(4,380)
Tax payable	20,442	34,695	(5,539)	(796)
Financial guarantee liabilities	—	15,537	86,397	12,410
Accrued expenses and other liabilities	96,808	(12,429)	(63,737)	(9,155)

Net cash provided by operating activities	164,852	231,908	175,079	25,147

Cash flows from investing activities:
Purchase of property, equipment and software	(2,815)	(4,071)	(10,015)	(1,439)
Prepayment for long-term investment	—	—	(200,000)	(28,728)
Financing receivables facilitated	(6,938,205)	(4,319,655)	(1,988,899)	(285,688)
Collection of principal on financing receivables	5,537,159	5,204,478	2,313,229	332,275
Loan provided to a third party	—	(137,264)	—	—
Collection of loan from a third party	—	—	135,296	19,434
Net cash advances to Jimu Group	—	(445,319)	(697,754)	(100,226)
Loans provided to Jimu Group	—	(52,048)	(137,000)	(19,679)
Collection of loan from Jimu Group	—	52,048	122,000	17,524
(Purchase of)/proceeds from short-term investments	(2,000)	1,685	—	—
Cash acquired due to acquisition of Ganzhou Aixin Micro Finance (Note 4)	—	—	42,591	6,118
Purchase of Infrarisk, net of cash acquired (Note 4)	—	—	(3,650)	(524)

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

	For the year ended December 31,
	2017	2018	2019	2019
	Restated (Note 26)	Restated (Note 26)
	RMB	RMB	RMB	US$ Note 2 (f)
Purchase of long-term investments	(2,000)	(19,259)	(91,500)	(13,143)
Equity transfer consideration paid to Jimu Group	—	—	(23,000)	(3,304)

Net cash (used in)/provided by investing activities	(1,407,861)	280,595	(538,702)	(77,380)

Cash flows from financing activities:
Proceeds from issuance of Pre-IPO Preferred Shares	—	410,286	—	—
Proceeds from initial public offering and followed offering, net of underwriter’s commission	—	316,451	—	—
Proceeds from short-term and long-term borrowings	40,000	288,141	495,000	71,102
Repayment of short-term borrowings	(40,000)	(68,141)	(315,000)	(45,247)
Loan received from third parties	—	514,000	17,000	2,442
Loan repayment to third parties	—	(514,000)	(17,000)	(2,442)
Contribution from Jimu Group and shareholders	11	—	—	—
Loan proceeds from Jimu Group	29,270	26,711	—	—
Repayment of loans to Jimu Group	—	(32,150)	(23,831)	(3,423)
Loan proceeds from a shareholder	—	151,000	—	—
Repayment of loan to a shareholder	—	(29,313)	—	—
Proceeds from funding debts	6,893,906	2,253,452	682,100	97,978
Principal repayments on funding debts	(5,592,497)	(3,538,252)	(904,074)	(129,862)
Proceeds from issuance of convertible loans	235,231	21,730	—	—
Proceeds from issuance of debt instrument	—	—	100,000	14,364
Proceeds from exercise of options	—	—	26	4
Proceeds from minority shareholders capital injection	—	—	170,151	24,441
Proceeds from notes payable	—	—	20,000	2,873

Net cash provided by/(used in) financing activities	1,565,921	(200,085)	224,372	32,230

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(34)	21,732	10,114	1,453

Net increase/(decrease) in cash, cash equivalents and restricted cash	322,878	334,150	(129,137)	(18,550)

Cash, cash equivalents and restricted cash at beginning of the year	53,013	375,891	710,041	101,992
Including:
Cash and cash equivalents at beginning of the year	53,013	370,891	457,442	65,708
Restricted cash at beginning of the year	—	5,000	252,599	36,284
Cash, cash equivalents and restricted cash at end of the year	375,891	710,041	580,904	83,442

Including:
Cash and cash equivalents at end of the year	370,891	457,442	102,755	14,760
Restricted cash at end of the year	5,000	252,599	382,695	54,971
Non-current restricted time deposits	—	—	95,454	13,711
Supplemental disclosure of cash flow information:
Cash paid for interest and funding cost	13,120	82,069	64,121	9,210
Cash paid for income tax expense	9,971	17,651	33,419	4,800
Non-cash investing activities:
Payables related to long-term investments	—	(35,000)	—	—
Net off amount due to Jimu Group arising from acquisition of Ganzhou Aixin Micro Finance with due from Jimu Group	—	—	230,000	33,037
Other non-current liabilities related to investment in Pivot	(8,821)	—	—	—
Contingent payables related to acquisition of Infrarisk	—	—	(11,215)	(1,611)
Non-cash financing activities:
Pre-IPO Preferred Shares redemption value accretion	—	65,355	—	—
Conversion of convertible loans into Pre-IPO Preferred Shares	—	267,893	—	—
Redesignation of Pre-IPO Preferred Shares into Class A Ordinary Shares	—	1,437,674	—	—

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities

(a)    Nature of operations

Pintec Technology Holdings Limited (the “Company” or “Pintec”) was incorporated in the Cayman Islands on March 2, 2017 as an exempted company with limited liability. The Company (and its predecessor prior to the reorganization) through its subsidiaries, and its variable interest entities (“VIEs”) (collectively, the “Group”) is principally engaged in the operation of an online technology platform enabling financial services (the “Pintec Business”) in the People’s Republic of China (the “PRC” or “China”). The financial services enabled by the Company’s technology platform include: (i) assistance for borrowers to obtain loans from third party investors and certain financial partners, (ii) a lending solution for borrowers who want to finance their on-line purchases or who have personal or business installment loan requests, and (iii) a wealth management and insurance product distribution solution for asset management and insurance companies respectively to facilitate the sales of their products.

(b)    Reorganization

The Pintec Business commenced operations in June 2015 as a business unit within Jimu Holdings Limited (the “Parent Company” or “Jimu Parent” formerly known as Pintec Holdings Limited), which is a British Virgin Islands (“BVI”) holding company. To pursue initial public offering of Pintec Business, Jimu Parent initiated a restructuring process (the “Reorganization”) that separated Pintec Business from Jimu Parent and transferred it to the Group as of March 31, 2018. The Reorganization was approved by the Board of Directors and a restructuring framework agreement was entered into by the Group, Jimu Parent and the shareholders of Jimu Parent in December 2017.

To effect the transfer of the Pintec Business to the Group, the following major steps were undertaken:

•	Pintec, the holding company for the Group, was set up by one of the founding shareholders of Jimu Parent, (one of the “Founders”).

•

In April 2017, four dormant holding companies of Jimu Parent which were incorporated in BVI or Hong Kong, along with two newly established subsidiaries incorporated in China, were transferred to Pintec at par value.

•	In May 2017, Pintec issued ordinary shares at par value to Jimu Parent ordinary shareholders for the respective number of shares that they held in Jimu Parent.

•	In December 2017, Pintec issued preferred shares at par value to Jimu Parent preferred shareholders for the respective number of shares that they held in Jimu Parent.

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

•

In December 2017, the Group started acquiring the Pintec Business from Jimu Parent. This was done by (1) signing agreements over four variable interest entities which were dormant or were used for the operations of the Pintec Business. These four variable interest entities, together with their five wholly owned subsidiaries, operate the Pintec Business (See Note 1 (c) for details of these agreements), and (2) transferring certain other assets and employees from Jimu Parent’s subsidiaries and variable interest entities to the Group.

•	In March 2018, the transfer of the key employees from Jimu Parent’s subsidiaries and variable interest entities to the Group was completed.

Establishment of Pintec, its subsidiaries and VIEs

As of December 31, 2019, the Company’s principal subsidiaries, consolidated VIEs and subsidiaries of VIEs are as follows.

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
The Company:
Pintec Technology Holdings Limited (“Pintec”)	March 2, 2017	The Cayman Islands		Investment holding
Wholly owned subsidiaries:
Sky City Holdings Limited (“Sky City BVI”)	June 23, 2016	BVI	100%	Investment holding
Sky City Hong Kong Limited (“Sky City HK”)	August 17, 2016	Hong Kong	100%	Investment holding
Sky City (Beijing) Technology Co., Ltd. (“Sky City WFOE”)	December 22, 2016	The PRC	100%	Investment holding
Next Hop Holdings Limited (“Next Hop BVI”)	January 4, 2016	BVI	100%	Investment holding
Next Hop Hong Kong Limited (“Next Hop HK”)	January 20, 2016	Hong Kong	100%	Investment holding
Pintec (Beijing) Technology Co., Ltd (“Pintec Beijing WFOE”)	December 21, 2016	The PRC	100%	Investment holding
Anxunying (Tianjin) Commercial Factoring Co., Ltd. (“Anxunying Tianjin”)	December 3, 2018	The PRC	100%	Lending solution business
FT Synergy Pte. Ltd. (“FT Singapore”)	December 21, 2018	Singapore	100%	Investment holding
FT Synergy Pty Ltd. (“FT Australia”)	April 30, 2019	Australia	100%	Investment holding
Infrarisk Pty Ltd. (“Infrarisk Australia”)	April 30, 2019	Australia	100%	Lending solution business
Infrarisk Limited (“Infrarisk UK”)	April 30, 2019	The United Kingdom	100%	Lending solution business
Pintec (Ganzhou) Technology Co., Ltd (“Pintec Ganzhou”)	December 24, 2018	The PRC	100%	Lending solution business
Pintec (Yinchuan) Technology Co., Ltd. (“Pintec Yinchuan”)	December 17, 2019	The PRC	100%	Investment holding
Pintec Digital Technology (Beijing) Co., Ltd (“Pintec Digital”)	February 20, 2019	The PRC	100%	Investment holding

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities (Continued)

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
Huatai (Ningxia) Enterprise consulting service limited partnership (“Huatai Ningxia”)	December 21, 2019	The PRC	66.67%	Investment holding
VIEs and VIEs subsidiaries (referred to as “Pintec Operating Entities”):
Anquying (Tianjin) Technology Co., Ltd. (“Tianjin Anquying”)	January 29, 2016	The PRC	100%	Lending solution business
Shanghai Anquying Technology Co., Ltd. (“Shanghai Anquying”)	November 16, 2015	The PRC	100%	Lending solution business
Anquyun (Tianjin) Technology Co., Ltd. (“Tianjin Anquyun”)	January 2, 2018	The PRC	100%	Lending solution business
Ganzhou Dumiao Intelligence Technology Co., Ltd (formerly known as Anquying (Ganzhou) Technology Co., Ltd.) (“Ganzhou Anquying”)	May 27, 2017	The PRC	100%	Lending solution business
Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. (“Shenzhen Minheng”)	June 30, 2016	The PRC	100%	Lending solution business
Ganzhou Aixin Network Micro Finance Co., Ltd (“Ganzhou Aixin Micro Finance”, formerly known as Ganzhou Jimu Micro Finance Co., Ltd.)	March 21, 2019	The PRC	100%	Micro-loan Lending
Pintec Yunke (Ganzhou) Technology Information Co., Ltd. (“Pintec Yunke”)	May 9, 2019	The PRC	100%	Lending solution business
Beijing Hongdian Fund Distributor Co., Ltd. (“Beijing Hongdian”)	April 13, 2015	The PRC	100%	Wealth management solution business
Xuanji Intelligence (Beijing) Technology Co., Ltd. (“Beijing Xuanji”)	May 31, 2016	The PRC	100%	Wealth management solution business
Tianjin Xiangmu Asset Management Co., Ltd. (“Tianjin Xiangmu”)	June 18, 2015	The PRC	100%	Wealth management solution business
Pintec Jinke (Beijing) Technology Information Co., Ltd., (formerly known as Hezi (Beijing) Consultants Co., Ltd) (“Beijing Jinke”)	January 3, 2017	The PRC	100%	Wealth management solution business
Myfin Insurance Broker Co., Ltd (“Myfin Insurance”)	December 17, 2015	The PRC	60%	Insurance solution business
Shenzhen Xiaogang Technology Co., Ltd. (“Shenzhen Xiaogang”)	March 25, 2019	The PRC	100%	Wealth management solution business
Beijing Xinshun Dingye Technology Co., Ltd. (“Xinshundingye”)	January 30, 2019	The PRC	100%	Wealth management solution business

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities (Continued)

Basis of Presentation for the Reorganization

The Reorganization consists of transferring the Pintec Business to the Group, which is owned by Jimu Parent’s shareholders immediately before and after the Reorganization. The shareholding percentages and rights of each shareholder are the same in Jimu Parent and Pintec immediately before and after the Reorganization. Accordingly, the Reorganization is accounted for in a manner similar to a common control transaction because it is determined that the transfers lack economic substance. Therefore, the consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are directly attributable to the Pintec Business for the period presented and are prepared as if the corporate structure of Pintec after the Reorganization had been in existence throughout the period presented. Such presentation may not necessarily reflect the results of operations, financial position and cash flows of the Group had it existed on a stand-alone basis during the period presented.

The assets and liabilities are stated at historical carrying amounts. Those assets and liabilities that are specifically related to the Pintec Business are included in the Group’s consolidated balance sheets. Income taxes are calculated as if it was a separate standalone entity. The Group’s statement of operations and comprehensive loss consists of all the revenues, costs and expenses of the Pintec Business, including allocations to the cost of revenue, sales and marketing expenses, research and development expenses, and general and administrative expenses, which were incurred by Jimu Parent but related to the Pintec Business. These allocated costs and expenses are primarily for office rental expenses, office utilities, information technology support and certain corporate functions, including senior management, finance, legal and human resources, as well as share-based compensation expense.

Generally, the cost of shared employees were allocated to the Group based on the Group’s headcount as a proportion of total headcount in the Jimu Parent group; share based compensation expenses related to options issued by Jimu Parent were allocated to the Group in their original vesting period based on the compensation expenses attributable to employees of Pintec Business, and shared corporate marketing expenses and bandwidth and server hosting costs were allocated based on the Group’s revenues as a proportion on of the total revenue of Jimu Parent group. These allocations are made on a basis considered reasonable by management to estimate what the Company would incur on a stand-alone basis, as if the Company had operated as an unaffiliated entity, before the consummation of the Reorganization.

The following tables set forth the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses allocated from Jimu Parent for the years ended December 31, 2017 and 2018 and 2019. The operating expenses other than share-based compensation are primarily billed by Jimu Parent and are included in amounts due to related parties:

For the year ended December 31, 2017:	Share based compensation	Others	Total
	RMB	RMB	RMB
Cost of revenues	27	2,613	2,640
Sales and marketing expenses	2,470	16,281	18,751
General and administrative expenses	25,263	19,936	45,199
Research and development expenses	3,258	32,415	35,673

Total	31,018	71,245	102,263

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities (Continued)

For the year ended December 31, 2018:	Share based compensation	Others	Total
	RMB	RMB	RMB
Cost of revenues	214	229	443
Sales and marketing expenses	3,147	2,044	5,191
General and administrative expenses	28,945	4,194	33,139
Research and development expenses	4,190	5,724	9,914

Total	36,496	12,191	48,687

For the year ended December 31, 2019:	Share based compensation	Others	Total
	RMB	RMB	RMB
Cost of revenues	24	153	177
Sales and marketing expenses	1,604	393	1,997
General and administrative expenses	18,776	787	19,563
Research and development expenses	2,030	1,227	3,257

Total	22,434	2,560	24,994

(c)	Variable interest entities (excluding the consolidated trusts and asset-backed securitized debts as discussed in Note 2(j))

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

Powers of attorney —Pursuant to the irrevocable power of attorney, Jimu WFOE is authorized by each of the nominee shareholders as their attorney in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, the sale or transfer or pledge or disposition of all or part of the nominee shareholders’ equity interests, and designate and appoint directors, chief executive officers and general manager, and other senior management members of the VIEs. Each power of attorney will remain in force during the period when the nominee shareholder continues to be shareholder of the VIEs. Each nominee shareholder has waived all the rights which have been authorized to Jimu WFOE under each power of attorney. The powers of attorney are irrevocable and remain in force continuously upon execution.

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

In connection with the Reorganization, contractual arrangements consistent with those in place prior to the reorganization have been entered into among the Company’s wholly owned subsidiaries (i.e. Sky City WFOE and Pintec Beijing WFOE), Tianjin Anquying, Beijing Hongdian, Beijing Xuanji, Beijing Jinke and the respective nominee shareholders of these VIEs. Shanghai Anquying, Tianjin Anquyun, Ganzhou Anquying, Shenzhen Minheng, Ganzhou Aixin Micro Finance, and Pintec Yunke are wholly owned by Tianjin Anquying, and Myfin Insurance, as well as Shenzhen Xiaogang, is controlled by Beijing Jinke, thus, no separate contractual arrangement will be entered into with these subsidiaries of the VIEs.

In January 2019, the Group obtained control of Xinshundingye through VIE contracts with Xinshundingye and its three nominee shareholders.

The Group has determined that it is the primary beneficiary of these VIEs through the contractual arrangements. Accordingly, the Company consolidated these VIEs’ results of operations, assets and liabilities before and after the Reorganization in the Group’s consolidated financial statements pursuant to the accounting principles generally accepted in the United States (“U.S. GAAP”).

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

The Company’s ability to control the VIEs also depends on the powers of attorney that the founders have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

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

The Foreign Investment Law, which came into effect on January 1, 2020, does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Given that the Foreign Investment Law is new, substantial uncertainties exist with respect to its implementation and interpretation and the possibility that the VIEs will be deemed as foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded.

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

The following consolidated financial information of the Group’s VIEs as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 were included in the Group’s consolidated financial statements as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Total assets	1,305,500	931,287
Total liabilities	1,240,292	1,135,535

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Total net revenues	762,609	1,601,037	1,272,943
Net income	58,745	322,605	(520,791)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by operating activities	199,223	470,404	404,851
Net cash (used in)/provided by investing activities	(1,405,045)	859,941	(165,957)
Net cash provided by/(used in) financing activities	1,330,679	(961,263)	86,906

In accordance with the contractual arrangements, the relevant PRC subsidiaries have the power to direct activities of the Group’s VIEs and VIEs’ subsidiaries, and can transfer assets out of the Group’s VIEs and VIEs’ subsidiaries. No assets of the VIEs and VIEs’ subsidiaries are collateral for the VIEs’ obligations and all assets can only be used to settle the VIEs’ obligations except for the consolidated assets-backed securitized debts arrangement and trust arrangements, and the equity interest in Ganzhou Aixin Micro Finance was pledged as security for Shanghai Anquying’s obligations under the loan agreement with Mantu. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Group in the form of loans and advances or cash dividends. As the VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group for the liabilities of the VIEs and the VIEs’ subsidiaries.

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

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. Significant accounting policies followed by the Group in the preparation of the consolidated financial statements are summarized below.

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reporting periods and disclosed in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, allocations of revenue to multiple elements under ASC 605 for the years ended December 31, 2017 and 2018, provision for doubtful accounts and credit losses, impairment loss, valuation and recognition of share-based compensation expenses, valuation allowance of deferred tax assets, fair value of assets and liabilities acquired in business combinations, fair value of convertible loans and impairment of long-lived assets including goodwill, the fair value of financial guarantee liabilities under ASC 460, the useful lives of property, equipment and software and intangible assets, and fair value of the debt instrument without the warrants and the warrants themselves.

(d)	Business combination

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability, it is subsequently remeasured at fair value at each reporting date with changes in fair value reflected in earnings.

(e)	Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s subsidiary incorporated in Hong Kong and BVI is United States dollars (“US$”). The functional currency of the Group’s subsidiary incorporated in Australia is Australia dollars (“AUD”). The functional currency of the Group’s subsidiary incorporated in Singapore is Singapore dollars (“SGD”). The functional currency of The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries determined their functional currency to be RMB.

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

The financial statements of the Group’s non PRC entities are translated from their respective functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period.

The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statements of changes in (invested deficit)/shareholders’ equity and a component of other comprehensive income in the consolidated statement of operations and comprehensive (loss)/income.

(f)	Convenience translation

Translations of the consolidated balance sheets, the consolidated statement of operations and comprehensive (loss)/income and the consolidated statement of cash flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

(g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(h)	Restricted cash

Cash that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash, and that are restricted as to withdrawal or use for other than current operations is classified as non-current. The restricted cash primarily represent: (i) time deposits securing the Group’s borrowings from financial institutions. The borrowings are designated to support the Group’s general operation and could not be used to fund the Group’s financing receivables. (ii) cash received via consolidated trusts that has not yet been distributed. (iii) dedicated funding demanded by the China Banking and Insurance Regulatory Commission for insurance business. (iv) restricted deposits requested by financial partner for business purpose.

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

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(j)	Financing receivables, net

The Group generates financing receivables by providing the following:

(1) point-of-sale installment services to users of third-party online travel websites and other e-commerce websites (the “Business Partners”). When a user, who qualifies for point-of-sale installment services makes an online purchase using a point-of-sale installment loan, the Group pays the sales price to the Business Partner and collects the sales price from the user with interest and fees.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(i) Upon paying the sales price to the Business Partners, the Group promptly obtains financing for the sales price by factoring the receivable due from the user. The Group does not derecognize the receivable from users upon factoring and accounts for the transaction as secured borrowings according to ASC 860-10, because the Group has control over the receivables during the factoring period.

(ii) The Group periodically obtain financing from third-party investors by securitizes its financing receivables due from users of the Business Partners in the forms of asset backed security arrangements (the “ABSs”). The ABSs vehicles are considered as variable interest entities under ASC 810 as the Group has power to direct the activities that most significantly impact economic performance of the ABSs. Accordingly, the financing receivables due from the users of the Business Partners and the loan payables to the third party investors of asset-backed securitized debts are recorded on the Group’s consolidated balance sheets as financing receivables and funding debts, respectively.

(2)    personal and business installment loans to borrowers which are financed via securitization vehicles in the form of trust arrangements (the “Trusts”), where the Group’s funding source include the proceeds from third-party investors of the Trusts.

The Trusts are considered as variable interest entities under ASC 810. As the Group has power to direct the activities that most significantly impact economic performance of the Trusts, and the Group is obligated to repurchase any loans that are delinquent for more than certain days, accordingly, the Group is considered as the primary beneficiary of the Trusts and has consolidated the Trusts’ assets, liabilities, results of operations, and cash flows in the Group’s consolidated financial statements.

The financing receivables due from the borrowers of the personal and business installment loans and the loans payable to the third party investors of the trust units are measured at amortized cost and recorded on the Group’s consolidated balance sheets as financing receivables and funding debts, respectively.

(3) Accrued interest income on financing receivables

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

The Company charges off the accrued interest receivable against the related allowance when management determines that full repayment of a loan is not probable. Generally, charge-off occurs after the 90th day of delinquency. All accrued but unpaid interest as of such date is charged off against the provision for credit loss. The primary factor in making such determination is the assessment of potential recoverable amounts from the delinquent debtor.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(4) Nonaccrual financing receivables and charged-off financing receivables

The Group considers a financing receivable to be delinquent when a monthly payment is one day past due. When the Group determines it is probable that full repayment of a loan is not probable, the remaining unpaid principal balance is charged off against the allowance for credit losses. Generally, charge-offs occur after 90 day of delinquency. Installment service fees for nonaccrual financing receivables is recognized upon the collection of cash.

(k)	Accounts receivable, net

Accounts receivables are stated at the historical carrying amount net of the allowance for doubtful accounts. The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the age of the balance, the customers’ payment history and their current credit worthiness, and current economic trends. Accounts receivable balances are charged off after 90 day of delinquency.

(l)	Long-term investments

Long-term investments represent the Group’s investments in privately held companies.

The Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive (loss)/income after the date of acquisition.

Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive (loss)/income. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive (loss)/income if any. Prior to January 1, 2018, the cost method of accounting was used.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(m)	Property, equipment and software, net

Property, equipment and software are recorded at cost, less accumulated depreciation and impairment. Depreciation of property and equipment and amortization of software is calculated on a straight-line basis, after consideration of expected useful lives and estimated residual values. The Group has not recorded any impairments of property, equipment or software for the periods presented. The estimated useful lives of these assets are generally as follows:

Category	Estimated useful life
Office furniture and equipment	3 - 5 years
Computer and electronic equipment	3 - 5 years
Software	5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. Gains and losses from the disposal of property, equipment and software are the differences between the net sales proceeds and the carrying amounts of the relevant assets and are recognized in the consolidated statements of operations and comprehensive (loss)/income.

(n)	Intangible assets, net

The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful life
License	17 years
Software copyright	2 years
Customer database	5.5 years
Customer relationship	10 years
Trademark	5.5 years

(o)	Goodwill

Goodwill represents the excess of the purchase price over fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31 and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on ‘‘Testing of Goodwill for Impairment,’’ the Company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

If the Company determines, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its fair value, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. There were no impairment of goodwill for the years ended December 31, 2017, 2018 and 2019.

(p)	Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. There were no impairment of long-lived assets for the years ended December 31, 2017, 2018 and 2019.

(q)	Funding debts

The proceeds received from individual investors, other financial partners, investors of the asset-backed securitized debts or the consolidated trusts and a shareholder of the Company to fund the Group’s on-balance sheet financing receivables, are recorded as funding debts on the consolidated balance sheets. Accrued interest payable is calculated based on the contractual interest rates of the funding debts and recorded in funding debts.

(r)	Financial guarantee

(1)	Financial guarantee liabilities

For the off-balance sheet loans funded by certain financial partners, the Group is obligated to compensate the financial partners for the principal and interest of the defaulted loans in the event of borrowers’ default. In general, any unpaid principal and interest are paid by the Group when the borrower does not repay as scheduled.

(i) The Group provides guarantee to individual investors for loans that the Group has referred and funded through Jimu Group. (ii) The Group is obligated to compensate certain institutional financial partners for defaults on principal and interest repayments. The Group recognizes a stand ready obligation for its guarantee exposure in accordance with ASC 460.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

At the inception of each loan subject to the guarantee provided, the Group recognizes the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. The liability recorded based on ASC 460 is determined on a loan by loan basis. As the risk of the guarantee liability is reduced, it is recognized into the consolidated statements of operation and comprehensive (loss)/income by a systematic and rational amortization method over the term of the loan, within the “Technical service fees” line item.

For the years ended December 31, 2017, 2018 and 2019, revenues recognized related to releasing of guarantee liabilities were nil, RMB21,397 and RMB407,403, respectively.

The ASC 450 component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability. The ASC 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio. The ASC 450 contingent component, including the net payouts by the Group when borrower defaults, is recognized as cost on guarantee, in the consolidated statement of operations and comprehensive (loss)/income.

As of December 31, 2018 and 2019, the maximum potential future payment the Group could be required to make would be RMB614,465 and RMB978,967, respectively.

(2)	Financial guarantee assets

Financial guarantee assets is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460 and considers what premium would be required by the Group to issue the same guarantee service in a standalone arm’s-length transaction. Financial guarantee assets are reduced upon the receipt of the service fee payment from the borrowers.

The allowance of financial guarantee assets is assessed collectively depending on factors such as delinquency rate, and other risk characteristics of the portfolio. The allowance of nil, nil and RMB12,527 were recorded in the consolidated statements of operations and comprehensive (loss)/income during the years ended December 31, 2017, 2018 and 2019, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(s)	Revenue recognition

The Group is principally engaged in providing lending solutions through its online technology platform. The Group earns its revenues by providing the following: (i) A lending solution which assists borrowers to obtain loans from third party investors and certain financial partners. The Group provides lending solution but does not provide loan by itself. For these services, the Group earns technical service fees. (ii) A lending solution for borrowers who want to finance their on-line purchases from third parties (“Business Partners”) or who have personal or business installment loan requests. The Group provides financing for these borrowers and earns installment service fees (including interests). (iii) A wealth management and insurance product distribution solution for asset management and insurance companies respectively to facilitate the sale of their products. The Group earns wealth management service fees, a commission on financial products distributed through the Group’s platform that were sold by these asset management and insurance companies to their customers. The Group is not a party to the financial products sold.

Installment service fee

Installment service fee revenue is recognized over the terms of financing receivables using the effective interest rate method under ASC 310. Installment service fee revenue is not recorded when reasonable doubt exists as to the full, timely collection of installment service fee or principal. The Group also receives miscellaneous fees, such as penalty fees for late payments. The fees, which are contingent fees, are recognized when the event occurs and the payment is made by the customer as that is the point in time collectability is reasonably assured.

Adoption of ASC topic 605 (“ASC 605”), Revenue Recognition in years ended December 31, 2017 and 2018

Revenue is recognized when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of business tax and value added taxes (“VAT”) at rates ranging between 3% and 6%, and surcharges. VAT and business tax collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Technical service fees

The Group has determined that the arrangement to provide technical services to borrowers or institutional financial partners contains the following multiple elements: online credit assessment and referral services, post-lending management services and financial guarantee services. In accordance with ASC 605-25-30-4, the Group first allocates the consideration to the guarantee equaling to the fair value of the guarantee (see Note 2(r)). Then the remaining consideration is allocated to online credit assessment and referral services, and post-lending management services. The Group has determined that the borrowers or institutional financial partners are its customers. The Group allocates the technical service fees among the deliverables at the inception of the arrangement on the basis of their relative selling prices which is determined based on management’s best estimate as neither vendor-specific objective evidence nor third-party evidence of selling price is available according to the selling price hierarchy established by ASC 605-25-30.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

The Group charges the technical service fees from the borrowers upon the successful matching of the loans financed by investors of Jimu Group or other financial partners. If the services fee is not received entirely upfront, the selling price allocated to the delivered credit assessment and referral services is limited to that amount that is not contingent upon the delivery of additional units or meeting other specified performance conditions in accordance with ASC 605-25. The remaining credit assessment and referral service fee is recorded when the contingency is resolved and cash is received. The sell price allocated to post-lending management services, is recognized as revenue each month when the service is provided over the period of the loan as the monthly repayments occur.

The Group is the primary obligor for the lending solutions provided to the borrowers, as it has the ability to establish the price, and control the related content of service provided. Technical service fee is recognized on a gross basis and the portion of service fee charged by and paid to Jimu Group based on relative fair values of services is recognized as cost of revenues in the consolidated statements of operations and comprehensive (loss)/income.

Early repayment fees charged by the Group are recognized when the early repayment occurs and the payments of the fees are made by the borrowers.

The Group also charges fees for collection services related to defaulted payments. These fees are recognized when the contingent events occur and the payments of the fee are made by the borrowers as collectability is reasonably assured.

Wealth management service fee and others

The wealth management service fee and others primarily consists of commission fees charged to third-party asset management companies and insurance companies for their use of the Group’s online wealth management platform and online insurance platform. Such commissions are generally determined as a percentage based on the fees charged to customers by the asset management companies and insurance companies, through the online wealth management platform and online insurance platform. Transaction service commissions are recognized on a net basis when the services are rendered, which occurs when the underlying transaction is executed. The Group is not the primary obligor, as it does not have the ability to establish the price or control the related content of the wealth management or insurance products offered on the online wealth management platform and online insurance platform.

Adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)” in year ended December 31, 2019

The Group adopted ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers and all subsequent ASUs that modified Topic 606 on January 1, 2019, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Accordingly, revenues from technical services fee and wealth management service fees and others for the year ended December 31, 2019 were presented under ASC 606.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

Technical service fees

Under ASC 606, the Group considers the online credit assessment and referral service and post-lending management service, collectively and guarantee service as two separate services, of which, the guarantee service is accounted for in accordance with ASC 460, Guarantees, at fair value. Revenue from the guarantee services is recognized once the Company is released from the underlying risk (see Note2(r)).

The Group identifies one performance obligation under ASC 606, as the Group provides lending solution to the borrower during the loan period, the promised services in the arrangement are not distinct.

The Group determines the transaction price of technical service to be the service fees chargeable from the borrowers or institutional financial partners, net of value-added tax and excluding the transaction price allocated to guarantee liabilities.

Revenues from technical services are recognized over time since the customers simultaneously receive and consume benefit provided by the Group’s technical service as the Group performs. For technical service fees charged to borrowers, the Group recognizes revenue during the service period. For technical service fees charged to other financial partners, the Group applies the invoice practical expedient and recognizes revenue in the amount to which the Group has a right to invoice.

Wealth management service fee and others

For wealth management service fee and others, the performance obligation is to distribute the wealth management or insurance products on the Group’s platforms for the third-party asset management companies and insurance companies. The Group recognizes commissions on a net basis as the Group is not the primary obligor, as it does not have the ability to establish the price nor does it bear the credit risk. The revenue is recognized at a point in time when the performance obligation is satisfied, which occurs when the underlying transaction is executed.

Disclosure related to modified retrospective adoption of ASC 606

The Group recorded an increase to opening accumulated deficit of RMB54,127 as of January 1, 2019 due to the cumulative impact of adopting ASC 606.

The impacts of the adoption of ASC 606 in the year ended December 31, 2019 on consolidated statement of operations and comprehensive (loss)/income are shown below.

Items	As Reported	Impacts of ASC 606 Adoption	Amount without ASC 606 Adoption
	RMB	RMB	RMB
Total revenues	1,285,236	53,063	1,232,173
Income tax (expenses)/ benefit	(1,968)	(13,266)	11,298
Net loss	(906,490)	39,797	(946,287)

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

The impacts of the adoption of ASC 606 as of December 31, 2019, including the cumulative effects of the change, on consolidated balance sheets are shown below.

Items	As Reported	Impacts of ASC 606 Adoption	Balances without ASC 606 Adoption
	RMB	RMB	RMB
Assets:
Deferred tax assets	64,675	4,775	59,900

Liabilities:
Accrued expenses and other liabilities	157,945	19,105	138,840

Equity:
Accumulated deficit	(1,860,640)	(14,330)	(1,846,310)

The adoption of ASC 606 had no transition impact on cash provided by or used in operating, financing or investing activities reported in the Group’s consolidated statement of cash flows.

Contract balances

Contract assets represent the Group’s right to consideration in exchange for loan service that the Group has transferred to the customer before payment is due. The Group has no contract asset as of December 31, 2019.

Contract liability consists of technical service fees received from borrowers before the Group has a right to invoice, and is recorded as “Deferred service fee” included in “Accrued expenses and other liabilities” on the consolidated balance sheets. For monthly consulting fee which is received monthly from customers and upfront fee which is received upon the successful matching of the loans, contract liability is recognized as revenue when service is provided. The amount of revenue recognized during the year ended December 31, 2019 that was previously included in the contract liabilities balance as of December 31, 2018 was RMB119,684.

(t)	Funding cost

Funding cost mainly consists of interest expense the Group pays in relation to the funding debts to fund its financing receivables and certain fees incurred in obtaining these funding debts, such as origination and management fees and legal fees.

(u)	Provision for credit loss

The Group assesses the creditworthiness and collectability of the portfolios of respective financial assets, mainly based on delinquency levels and historical charge offs of respective underlying on- and off-balance sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk levels of the borrowers. Each portfolio of respective financial asset subject to credit losses within each credit risk level consists of individually small amount of on- and off-balance sheet loans. In the consideration of above factors, the Group determines that each portfolio of respective financial asset subject to credit losses within each credit risk level is homogenous with similar credit characteristics.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

The Group’s provision for credit losses of financial assets is calculated separately within each credit risk level of the borrowers. For each credit risk level, the Group estimates the expected loss rate based on delinquency status of the respective financial assets within that level: current, 1 to 30, 31 to 60, 60 to 90, 91 days or greater past due. These loss rates in each delinquency status are based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The expected loss rate of the specific delinquency status category within each risk level will be applied to the applicable outstanding balances of respective financial assets within that level to determine the provision for credit losses for each reporting period. In addition, the Group considers other general economic conditions, if any, when determining the provision for credit losses.

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

(w)	Research and development expenses

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

(x)	Share-based compensation expenses

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

In connection with the Reorganization and as a result of the anti-dilution provision in the option plan and agreement regarding the options issued by Jimu Parent, all the options to purchase the underlying Pintec ordinary shares were issued by the Company as of March 27, 2018. In accordance with ASC 718, exchanges of share options or other equity instruments or changes to their terms in conjunction with an equity restructuring (i.e. the Reorganization) are modifications of the share options and that the accounting for a modification in conjunction with an equity restructuring requires a comparison of the fair value of the modified awards with the fair value of the original award immediately before the modification in accordance with ASC 718. With respect to the Pintec options and Jimu Parent options held by the employees of the Group, the Group determined to recognize share based compensation expense in its consolidated financial statements the remaining unrecognized compensation cost pertaining to the unvested options of Jimu Parent which are retained by the employees of the Company, in addition to the cost pertaining to the unvested options issued by the Company to its employees in connection with the equity restructuring. Incremental fair value, if any, for unvested awards would be recognized prospectively in the consolidated financial statements of the Company.

After the completion of Reorganization, all the options and restricted ordinary shares were granted by the Company with its own underlying shares. For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values that are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends.

For share options granted with service condition and the occurrence of an IPO as performance condition, share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period. Cumulative share-based compensation expenses for the options that have satisfied the service condition, amounting to RMB94.8 million, were recorded upon the completion of the IPO.

(y)	Leases

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(z)	Taxation

Income taxes

Current income taxes are provided on the basis of net (loss)/income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of operations and comprehensive (loss)/income in the period of the enactment of the change.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more-likely-than-not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under income tax expenses in its consolidated statements of operations and comprehensive (loss)/income.

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

(aa)    Segment reporting

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

(bb)    Related parties

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

(cc)    Loss per share

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

Basic loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the Pre-IPO Preferred Shares, using the if-converted method, for periods prior to the completion of the IPO, and ordinary shares issuable upon the exercise of outstanding share options and warrant using the treasury stock method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. After the completion of the IPO, net loss per ordinary share is computed on Class A Ordinary Shares and Class B Ordinary Shares on the combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(dd)    Statutory reserves

In accordance with China’s Company Laws and Foreign Investment Enterprises , the Company’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC must make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. None of these reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2017, 2018 and 2019, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately nil, RMB1,739 and RMB27,920 respectively. No appropriation to other reserve funds was made for any of the periods presented.

(ee)    Comprehensive (loss) income

Comprehensive (loss) income is defined to include all changes in (invested deficit)/shareholders’ equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(ff)    Recently issued accounting standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases, which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. The effective date was for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, for public business entities that meet the definition of an SEC filer and eligible to be Smaller Reporting Companies, or SRC, as defined by the SEC and all non-public business entities. As an “emerging growth company,” or EGC, the Group has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Group will adopt ASU 2016-02 and its related amendments effective January 1, 2021, and the Group is in the process of evaluating the impact of adopting this standard on its consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The effective date was for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, for public business entities that meet the definition of an SEC filer and eligible to be Smaller Reporting Companies, or SRC, as defined by the SEC and all non-public business entities. As an EGC, the Group has elected to take advantage of the extended transition period, and will adopt ASU 2016-13 and its related amendments effective January 1, 2023. The Group is in the process of evaluating the impact of adopting this standard on its consolidated financial statements.

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

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The amendments in this ASU are intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments are also intended to improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Group is currently in the process of evaluating the impact of this ASU on the Company’s consolidated financial statements.

3.	Concentration and risks

Concentration of Business Partners

The Group generates the majority of revenues through a limited number of Business Partners. For the years ended December 31, 2017, 2018 and 2019, the Group generated the 54.0%, 36.1% and 43.6% of its total revenues through cooperation with five Business Partners, among which 34.0%, 14.4% and 17.2% of total revenues were generated through cooperation with Qunar, which is a large mobile and online travel platform in China. The partnerships with these Business Partners are not on an exclusive basis, and the contract durations are short. If these Business Partners change their policies, terminate their partnership or do not renew their cooperation agreements with the Group, the business and result of operations of the Group may be materially and adversely affected.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

3.	Concentration and risks (Continued)

Concentration of Financial Partners

The Group have historically relied on Jimu Group for most of the funding. Jimu Box, Jimu Group’s online peer-to-peer lending platform, which was considered as one of the Group’s related parties, was the funding source for 63% of the outstanding loans as of December 31, 2018, and 24% of the outstanding loans as of December 31, 2019. Funding from Jimu Box decreased significantly in 2019. In the fourth quarter of 2019, Jimu Box’s funding accounted for less than 5% of the total loans that the Group facilitated. In February 2020, Jimu Box announced its exit from the online lending platform business and its plans to transition into a micro finance company, starting from when it ceases providing funding to the Group until its successful transition. As a result, the Group expects that loans funded by Jimu Box will be minimal in 2020.

Credit risks

The Group’s credit risk primarily arises from financing receivables derived from the point-of-sale installment loans and personal installment loans. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, financial guarantee assets, and amounts due from related parties. The Group holds its cash and cash equivalents, restricted cash at reputable financial institutions in the PRC and at international financial institutions with high ratings from internationally recognized rating agencies. Financing receivables, accounts receivable and financial guarantee assets are typically unsecured and are derived from revenues earned from customers in the PRC. Receivables due from customers are typically unsecured in the PRC and the credit risk with respect to which is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

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

There was no business combination occurred during the years ended December 31, 2017 and 2018. In the year ended December 31, 2019, the Group acquired Ganzhou Aixin Micro Finance and Infrarisk.

(i) Acquisition of Ganzhou Aixin Micro Finance

On March 21, 2019, Shanghai Anquying acquired 100% equity interest of Ganzhou Aixin Micro Finance, for a cash consideration of RMB230,000 from Jimu Group. The consideration of RMB230,000 was used to reduce the amounts due from Jimu Group pursuant to an offsetting agreement executed in July 2019. The Group expects to carry out pilot financial services and enhance the Group’s data collection capabilities through the acquisition of Ganzhou Aixin Micro Finance’s license to operate small loan businesses (the “Microcredit license”).

The Group engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed and intangible assets identified as of the acquisition day.

The identifiable intangible assets acquired upon acquisition was the Microcredit license, which has an estimated useful life of approximately 17 years. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the intangible assets identified was determined by adopting the Multi-Period Excess Earning Method.

The allocation of the purchase price is as follows:

Amount
RMB
Cash and cash equivalents	42,591
Accounts and other receivable	12,915
Prepayment	563
Short-term financing receivables, net	148,249
Deferred assets	4,368
Fixed assets	534
Intangible asset - license	35,410
Goodwill*	5,212
Total assets	249,842

Advance from customers	(344)
Tax payable	(993)
Other payables	(9,652)
Deferred tax liabilities	(8,853)

Total	230,000

Total Consideration	230,000

*	The goodwill is not deductible for tax purposes.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

4.	Acquisition (Continued)

The net revenue and net loss of Ganzhou Aixin Micro Finance since the acquisition date and that were included in the Company’s consolidated statements of operations and comprehensive (loss)/income for the year ended December 31, 2019 are RMB21,846 and RMB1,323, respectively.

Prior to the acquisition, Ganzhou Aixin Micro Finance did not prepare its financial statements in accordance with US GAAP. The Group determined that the cost of reconstructing the financial statement of Ganzhou Aixin Micro Finance for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance and a comparison of Ganzhou Aixin Micro Finance’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Ganzhou Aixin Micro Finance on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

(ii) Acquisition of Infrarisk

On April 18, 2019, Pintec acquired 100% equity interest of FT Synergy Pty Ltd. (“FT Synergy”) for a purchase price of RMB16,191. FT Synergy owns a wholly owned subsidiary Infrarisk Pty Limited (“Infrarisk”), an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

4.	Acquisition (Continued)

As of December 31, 2019, the Group elected to start with the quantitative impairment test for goodwill. The management determined that the income approach, specifically the Discounted Cash Flow (“DCF”) method, is appropriate. The management used a growth rate ranging from -46.8% to 29.9%. Other key assumptions besides cash flow projections included discount rate of 21% and terminal growth rate of 3%. As a result of the above factors, fair value of the reporting unit was greater than its carrying amount, there were no impairment for goodwill for the year ended December 31, 2019.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

5.	Financing receivables, net

The financing receivables, net, as of December 31, 2018 and 2019, consists of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Short-term:
Short-term financing receivables	775,937	450,588
Allowance for credit losses	(22,768)	(20,201)

Short-term financing receivables, net	753,169	430,387

Long-term:
Long-term financing receivables	19,297	19,443
Allowance for credit losses	(415)	(343)

Long-term financing receivables, net	18,882	19,100

The following table summarizes the balances of financing receivables by due date as of December 31, 2018 and 2019.

	As of December 31,
	2018	2019
	RMB	RMB
Due in months:
0 - 12	775,937	450,588
13 - 24	19,297	19,443

Total financing receivables	795,234	470,031

The movement of the allowance for credit losses for the years ended December 31, 2017, 2018 and 2019 consist of the following:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	12,261	70,460	23,183
Addition due to acquisition of Ganzhou Aixin Micro Finance	—	—	17,470
Additions	115,920	70,411	33,942
Charge-offs	(57,721)	(117,688)	(54,051)

Balance at end of the year	70,460	23,183	20,544

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

5.	Financing receivables, net (Continued)

Aging analysis of past due financing receivables as of December 31, 2018 and 2019 are as below:

Financing receivables	1 - 30 Days Past Due	31 - 60 Days Past Due	61 - 90 Days Past Due	91 Days or Greater Past Due	Total Past Due	Current	Total
As of December 31, 2018	15,240	7,819	7,913	—	30,972	764,262	795,234
As of December 31, 2019	8,239	7,546	6,660	—	22,445	447,586	470,031

6.	Accounts receivable, net

Accounts receivable, net, as of December 31, 2018 and 2019, consists of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Receivables for technical service fees from borrowers and financial partners	56,020	68,214
Receivables for marketplace service fees from asset management companies	1,234	1,057
Receivables for marketplace service fees from insurance companies and others	4,243	9,760

Total accounts receivable	61,497	79,031

Allowance for doubtful accounts	(13,845)	(4,780)

Accounts receivable, net	47,652	74,251

The movements in the allowance for doubtful accounts for the years ended December 31, 2017, 2018 and 2019 were as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	490	5,428	13,845
Additions	16,480	108,156	23,182
Charge-offs	(11,542)	(99,739)	(32,247)

Balance at end of the year	5,428	13,845	4,780

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

7.	Prepayments and other current assets, net

Prepayments and other current assets, net as of December 31, 2018 and 2019, consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Deposits to financial partners and other vendors	30,309	35,988
Prepaid expenses	19,872	32,735
Receivables from third-party online payment platforms and business partners	7,640	952
Prepaid input VAT	6,493	4,877
Advance to staff	1,684	694
Others	2,812	1,842
Short-term loan to third parties*	139,589	2,742

Total prepayments and other current assets	208,399	79,830

Bad debt provision	—	(1,500)

Total prepayments and other current assets, net	208,399	78,330

*

On July 31, 2018, the Group entered into a loan agreement with Plutux Labs Limited (“Plutux Labs”), a digital assets and securities exchange platform in Asia. Pursuant to the loan agreement, the Group agreed to provide a loan of US$20,000 with an annual interest rate of 10.5% to Plutux Labs, requiring no collateral or pledge from Plutux Labs. The outstanding loan principal is repayable to the Company on the earlier of (i) one year upon receipt of the loan or (ii) any other date the borrower payoffs the loan to the Company. The Group collected the loan principal and interest from Plutux Labs in 2019.

8.	Property, equipment and software, net

Property, equipment and software, net as of December 31, 2018 and 2019 consist of the following:

	As of December 31
	2018	2019
	RMB	RMB
Computer and electronic equipment	11,250	14,546
Software	3,706	8,947
Office furniture and equipment	1,094	1,153
Leasehold improvement	—	1,473

Total	16,050	26,119
Less: Accumulated depreciation and amortization	(8,244)	(11,802)

Property, equipment and software, net	7,806	14,317

Depreciation and amortization expenses for the years ended December 31, 2017, 2018 and 2019 was RMB2,314, RMB2,912 and RMB3,906, respectively.

9.	Prepayment for long-term investment

In December 2019, the Group entered into an agreement to obtain 40% equity interest of Shenzhen Xinyuhao Technology Co., Ltd. (“Shenzhen Xinyuhao”), with a consideration of RMB200 and a follow up capital injection of RMB199,800. The Group has effectively obtained the control of Shenzhen Xinyuhao on March 31, 2020 as the counter party to the agreement failed to fulfil its promise to make capital contribution in exchange of 60% of the equity interest of Shenzhen Xinyuhao.

In December 2019, Shenzhen Xinyuhao prepaid the RMB200,000 to purchase financing receivables from a third party, and Jimu Group provided an unconditional commitment to repurchase these financing receivables within 6 months. As the financing receivables were long overdue loans from Jimu Group’s platform, recovery through collections is remote, subsequently Shenzhen Xinyuhao required Jimu Group to repurchase these financing receivables. However with Jimu Group’s financial situation deterioration, it does not have the ability to perform its commitment to repurchase (Note 22), and there is no other substantial asset in Shenzhen Xinyuhao, thus the Group determined that the prepayment for long-term investment was not recoverable and full impairment was made to the balance as of December 31, 2019.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

10.	Long-term investments

Long-term investments consist of investments in privately held companies. The following table sets forth the changes in the Group’s Long-term investments:

	Cost Method	Equity Method	Total
	RMB	RMB	RMB
Balance as of December 31, 2017	—	6,439	6,439

Investments made	35,000	19,259	54,259
Loss from equity method investments	—	(2,652)	(2,652)
Less: Foreign currency translation adjustments	—	(8)	(8)

Balance as of December 31, 2018	35,000	23,038	58,038
Investments made	50,000	6,500	56,500
Loss from equity method investments	—	(8,149)	(8,149)
Less: Foreign currency translation adjustments	—	2,214	2,214

Balance as of December 31, 2019	85,000	23,603	108,603

Cost method investment

In December 2018, the Group invested in 5% equity interest of Fullerton Credit (Chongqing) Co., Ltd (“Chongqing Fullerton”) by purchasing ordinary shares, with a total cash consideration of RMB35,000. The investment was accounted for under the cost method as the Group had no significant influence over the investee and Chongqing Fullerton had no readily determinable fair value.

In June 2019, the Group invested in 9.09% equity interest of Bene Internet Technology Co., Ltd. (“Bene Info”) by purchasing ordinary shares with a total consideration of RMB50,000. The investment was accounted for under the cost method as the Group had no significant influence over the investee and Bene Info had no readily determinable fair value.

As of December 31, 2018 and 2019, the carrying value of cost method investments without readily determinable fair value was RMB35,000 and RMB85,000, respectively. As of December 31, 2018 and 2019, no impairment was recognized on the cost method investment.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

10.	Long-term investments (Continued)

Equity method investment

In October 2017, the Group invested in 27% equity interests of Pivot Fintech PTE. Ltd (“Pivot”) by purchasing ordinary shares with a total consideration of RMB8,821. For the years ended December 31, 2017, 2018 and 2019, the Group recognized its proportionate share of the equity investee’s net loss into earnings in the amount of RMB2,455, RMB962 and RMB1,349, respectively.

In April, 2018, the Group entered an agreement with United Overseas Bank Limited (“UOB”) to establish a joint venture of Avatec.ai (S) Pte. Ltd (“Avatec”) in Singapore to develop the lending platform so as to providing credit services and solutions, focusing on data technology based credit assessment, scoring and selection with commercial applications, and supporting consumer and small and medium enterprise lending activities. The Group invested in Avatec through purchase of its ordinary shares, with a total cash consideration of RMB19,259 to obtain 40% shareholding interests. For the years ended December 31, 2018 and 2019, the Group recognized the Group’s proportionate share of the equity investee’s net loss into earnings in the amount of RMB1,690 and RMB5,972, respectively.

In June 2019, The Group acquired 25% equity interest of Beijing Ruisasi Technology Co., Ltd. (“Beijing Ruisasi”) by purchasing its ordinary shares from an agreement with an unaffiliated party with a total cash consideration of RMB6,500. The consideration is higher than its interest in the investees’ underlying net assets as the investment was recognized. The basis difference of RMB5,931 relates to equity method goodwill upon acquisition of Beijing Ruisasi’s equity interest. For the year ended December 31, 2019, the Group recognized the Group’s proportionate share of the equity investee’s net loss into earnings in the amount of RMB828.

For the years ended December 31, 2017, 2018 and 2019, there were no impairment on the equity method investment.

11.	Fair value measurement

Fair value measurements on a recurring basis

The carrying amount of cash and cash equivalents, restricted cash, short-term financial guarantee assets, accounts receivable, amounts due from related parties, accounts payable, short-term borrowing and amounts due to related parties approximates fair value because of their short-term nature. Financing receivables and funding debts are carried at amortized cost. The carrying amount of the financing receivables, funding debts approximates their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

11.	Fair value measurement (Continued)

The following table presents the fair value hierarchy for the Group’s liabilities that are measured and recorded at fair value on a recurring basis as of December 31, 2019:

December 31, 2019	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Liabilities
Consideration payable for acquisition			(12,710)	(12,710)

Total	—	—	(12,710)	(12,710)

As of December 31, 2018, none of the Group’s assets or liabilities was measured at fair value on a recurring basis.

Fair value measurements on a non-recurring basis

The Group measures certain financial assets, including the long-term investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as property, equipment and software, intangible assets and goodwill, would be measured at fair value only if they were determined to be impaired.

12.	Intangible assets, net

Intangible assets, net, as of December 31, 2018 and 2019, consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
License	—	35,410
Software copyright	—	14,506
Customer database	9,697	9,697
Customer relationship	—	2,833
Trademark	162	162
Less: Accumulated amortization	(4,436)	(12,818)

Intangible assets, net	5,423	49,790

Amortization expenses for the years ended December 31, 2017, 2018 and 2019 was RMB1,765, RMB1,789 and RMB8,383, respectively.

As of December 31, 2019, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	2020	2021	2022	2023	2024	2025 and thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	11,412	6,577	2,396	2,379	2,366	24,660	49,790

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

13.	Funding debts

The following table summarized the Group’s outstanding funding debts as of December 31, 2018 and 2019, respectively:

	As of December 31,
	2018	2019
	RMB	RMB
Short-term:
Loan payables to individual investors via Jimu Box and other financial partners	332,746	8,893
Loan payables to investors of consolidated trusts	240,444	291,319
Loan payables to a shareholder	121,788	—

Total short-term funding debts	694,978	300,212

Long-term:
Loan payables to individual investors via financial partners	21,498	21,498

Total long-term funding debt	21,498	21,498

The funding debts had a weighted average interest rate of 9.7%, 11.4% and 9.1% for the years ended December 31, 2017, 2018 and 2019, respectively.

For the years ended December 31, 2017, 2018 and 2019, the Group, through its VIEs, set up several trusts which were administered by third-party trust companies. These trusts were set up with total assets ranging from RMB30,000 to RMB121,000. The external investors purchased senior tranche securities, for annualized interest from 6.8% to 9.0%, representing a range of 75% to 96% of total securities issued by these trusts. The Group is obligated to purchase subordinated tranche securities, representing a range of 4% to 25% of total securities issued by these trusts. Some trusts were set up and a third party purchased subordinated tranche securities while the Group promised the third party a fixed expected return.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

14.	Borrowing

As of December 31, 2018 and 2019, borrowings consisted of the following:

	Annual Interest Rate	Terms	Principal	As of December 31,
				2018	2019
			RMB	RMB	RMB
Short-term borrowings:
Bank of Jiangsu Co., Ltd (Beijing Branch)*	4.35%-4.79%	12 months	220,000	220,000	—
Bank of Jiangsu Co., Ltd (Beijing Branch)*	4.15%-4.35%	1 to 12 months	415,000	—	320,000

Total short-term borrowings				220,000	320,000

Long-term borrowings:
Loans from SPD Silicon Valley Bank**	3.55%	17 to 20 months	80,000	—	80,000

Total long-term borrowings				—	80,000

*

Loans from Bank of Jiangsu Co., Ltd (Beijing Branch) were pledged with restricted cash of US$35,780 (RMB249,093) and US$51,080 (RMB355,609) for the balances as of December 31, 2018 and 2019, respectively.

**	Loan from SPD Silicon Valley Bank was pledged with restricted cash of US$12,300 (RMB85,630) for the balances as of December 31, 2019.

15.	Financial guarantee liabilities and financial guarantee assets

(i) Financial guarantee liabilities

The following table sets forth the financial guarantee liabilities movement activities for the years ended December 31, 2017, 2018 and 2019.

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	—	—	15,537
Fair value of financial guarantee liabilities upon the inception of new loans	—	44,549	493,799
Release of financial guarantee liabilities upon repayment	—	(21,397)	(407,403)
Payouts during the period	—	(7,615)	—

Balance at the end of the year	—	15,537	101,933

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

15.	Financial guarantee liabilities and financial guarantee assets (Continued)

(ii) Financial guarantee assets, net

The financial guarantee assets, net as of December 31, 2018 and 2019, consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Short-term:
Short-term financial guarantee assets	15,569	100,419
Allowance for credit losses	—	(9,045)

Short-term financial guarantee assets, net	15,569	91,374

Long-term:
Long-term financial guarantee assets	5,040	3,647
Allowance for credit losses	—	—

Long-term financial guarantee assets, net	5,040	3,647

The movement of the allowance for credit losses for the years ended December 31, 2017, 2018 and 2019 consist of the following:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	—	—	—
Additions	—	—	12,527
Charge-offs	—	—	(3,482)

Balance at end of the year	—	—	9,045

16.	Debt instrument

On August 30, 2019, Shanghai Anquying entered into a loan agreement with a third party, Shanghai Mantu Technology Co., Ltd., (“Mantu”) who is an affiliate of Mandra iBase Limited, one of the shareholders of Pintec, pursuant to which Mantu agreed to provide a loan in the amount of RMB100,000 to the Shanghai Anquying at an interest of 8% per annum, from August 31, 2019 to August 31, 2020. Ganzhou Aixin Micro Finance and Mr. Jun Dong, the Company’s director and acting CEO, have agreed to provide the guarantee to Mantu for Shanghai Anquying’s obligations under the loan agreement. In addition, Shanghai Anquying has agreed to pledge its equity interest in Ganzhou Aixin Micro Finance as security for Shanghai Anquying’s obligations under the loan agreement. In connection with the loan agreement, upon the request of Mantu, Shanghai Anquying entered into a warrant agreement with Mandra iBase Limited, to grant Mandra iBase Limited or its assignees warrants that allow them to purchase from Pintec up to 52,835,505 Class A Ordinary Shares of the Company within three years at the Exercise Price US$0.5678 per share.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

16	Debt instrument (Continued)

The Group has determined that the warrant was a freestanding financial instrument as it is legally detachable and separately exercisable, and met the requirements for equity classification. Therefore, there were two components, the debt component for the loan agreement and equity component for the warrant in the transaction. Accordingly, the proceeds from issuance of the loan were allocated to the debt component and equity component based on the relative fair values of the debt instrument without the warrant and of the warrant itself at the time of issuance.

The Group has engaged an independent valuation firm to evaluate the fair value of the debt component and equity component. Significant assumption used in the discounted cash flow model under the income approach in valuing the debt component included the market discount rate of 12.87%, which was based on a credit analysis of the Company. Significant assumptions used in valuing the equity component using binomial option-pricing model including the following:

Expected volatility	40.0%
Risk-free interest rate (per annum)	1.40%
Expected dividend yield	0.0%
Expected term (in years)	3

As a result,

(i)	RMB73,710 was allocated to the debt component and recorded as debt instrument on the consolidated balance sheet, with a discount of RMB26,290 allocated to the equity component.

(ii)	RMB26,290 was allocated to the equity component and accounted for as additional paid-in capital with no subsequent re-measurement.

The balance of debt instrument was RMB81,053, including the accretion of discount of RMB7,343, as of December 31, 2019. The Company recorded interest expense of RMB10,009 for the year ended December 31, 2019.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

17.	Accrued expenses and other liabilities

Accrued expenses and other liabilities as of December 31, 2018 and 2019, consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred service fee	54,762	67,485
Compensation payable related to guarantee obligation on borrowers’ defaults	—	21,912
Deferred government grants	—	19,000
Notes payable*	—	20,000
Professional service fees payable	16,782	8,414
Payroll payable	21,655	7,209
Investment consideration payable	35,000	4,728
Payable related to other services	10,442	3,332
Payable to asset management companies for funds received from customers	3,516	2,775
Interest payable	—	2,667
Others	15,305	423

Total	157,462	157,945

*	Notes payable was pledged with restricted cash of US$3,200 for the balance as of December 31, 2019.

18.	Non-controlling interests

In June 2019, Beijing Caissa International Travel Agency Co., Ltd. (“Beijing Caissa”) entered into an equity purchase agreement with Pintec Jinke to invest RMB20,151 in Myfin Insurance, a subsidiary of Pintec Jinke, and obtained 40% equity interest of Myfin Insurance after the capital injection. Since the Group retains control of Myfin Insurance, the investment from Beijing Caissa was accounted for as non-controlling interest.

Pursuant to an investment agreement signed in December 2019, Pintec Ganzhou and Yinchuan Xingyin Investment Fund Limited Partnership (“Yinchuan Xingyin”) agreed to invest RMB300,000 and RMB200,000 respectively to setup Huatai Ningxia Corporation Consulting Limited Partnership (“Huatai Ningxia”), the primary purpose of which is to invest in Pintec Yinchuan, a subsidiary of Pintec Ganzhou. Pintec Ganzhou and Yinchuan Xingyin paid RMB300,000 and RMB150,000 respectively in December 2019. Since the Group controlled Huatai Ningxia after the investment, the investment from Yinchuan Xingyin was accounted for as non-controlling interest.

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

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first HK dollar 2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5% or 15%, as applicable. Because the preferential tax treatment is not elected by the Group, all the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. The subsidiaries registered in Hong Kong did not have assessable profits that were derived Hong Kong during the years ended December 31, 2017, 2018, and 2019. Payments of dividends by the subsidiary to the Company are not subject to withholding tax in Hong Kong.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Effective January 1, 2008, the EIT Law in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment. High and new technology enterprises enjoy a preferential tax rate of 15% under the EIT Law. Beijing Hongdian is qualified as a “high and new technology enterprise” under the EIT Law and is eligible for a preferential enterprise income tax rate of 15%, for the period from 2016 to 2018. However, in 2019 the Company did not apply for renewal as they did not expect to be profitable in the near future. Therefore they are subject to an income tax rate of 25% in 2019.

Sky City WFOE is qualified as a “high and new technology enterprise” under the EIT Law and is eligible for a preferential enterprise income tax rate of 15%, for the period from 2018 to 2020, so long as it obtains approval from the relevant tax authority and if it is profitable during the period. In addition, the Management believes it more-likely-than-not that Sky City WFOE will be qualified as an eligible software enterprise before the income tax year-end final settlement in 2019. As a result of this qualification, it is entitled to a tax holiday of a full exemption for year 2019 in which its taxable income is greater than zero, followed by a three-year 50% exemption.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

19.	Taxation (Continued)

Pintec Beijing WFOE is qualified as a “high and new technology enterprise” under the EIT Law and is eligible for a preferential enterprise income tax rate of 15%, for the period from 2018 to 2020, so long as it obtains approval from the relevant tax authority and if it is profitable during the period.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” For the years ended December 31, 2017, 2018 and 2019, the Group did not have operations outside of the PRC, thus would not be subject to this tax.

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

The following table sets forth current and deferred portion of income tax expense of the Company’s China subsidiaries, overseas subsidiaries, VIEs, and subsidiaries of the VIEs:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current income tax expense	18,516	42,610	19,231
Deferred income tax benefit	—	(36,901)	(17,263)

Income tax expense	18,516	5,709	1,968

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

19.	Taxation (Continued)

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rates:

	For the year ended December 31,
	2017	2018	2019
Statutory income tax rate in PRC	25.00%	25.00%	25.00%
Tax effect of different tax rates in other jurisdictions	0.00%	2.73%	(0.04)%
Tax effect of unrecognized loss	0.00%	5.29%	(0.09)%
Tax effect of tax-exempt entities	(14.08)%	429.86%	(5.84)%
Tax effect of expired tax attribute carryforwards	0.00%	0.00%	(0.01)%
Tax effect of preferred tax rate	(1.91)%	(93.64)%	5.40%
Tax effect of R&D expense additional deduction	4.35%	(87.93)%	0.67%
Tax effect of non-deductible expenses	10.78%	56.73%	(0.29)%
Tax effect of deferred tax effect of tax rate change	(3.65)%	0.00%	0.40%
Changes in valuation allowance	(48.40)%	(265.59)%	(25.42)%

Effective tax rate	(27.91)%	72.45%	(0.22)%

*	Tax-exempt entities represent entities entity incorporated in the Cayman Islands for which the statutory tax rate is zero.

The Company adopted the guidance on accounting for uncertainties in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. For the years ended December 31, 2017, 2018 and 2019 the Company did not have any significant interest or penalties associated with uncertain tax positions. As of December 31, 2018 and 2019, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

19.	Taxation (Continued)

Jurisdictions other than Australia

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts, credit losses and impairment losses	45,205	263,383
Deductible advertising fees	1,894	225
Net operating loss carry forwards	19,513	37,214
Guarantee liabilities	636	36,165
Deferred revenue from Upfront assessment fee under 606	—	4,776
Accrued expense	1,073	667

Subtotal	68,321	342,430

Less: valuation allowance	(30,098)	(260,002)

Total deferred tax assets, net	38,223	82,428

Deferred tax liabilities:
Intangible assets acquired in a business combination	1,322	9,343
Interest income from related parties	—	8,410

Total deferred tax liabilities	1,322	17,753
Net deferred tax asset	36,901	64,675

Australia

As of December 31,
2019
RMB
Deferred tax assets:
Net operating loss carry forwards	1,566
Total deferred tax assets, net	1,566

Less: valuation allowance	—
Total deferred tax assets, net	1,566
Deferred tax liabilities:
Intangible assets acquired in a business combination	3,694

Total deferred tax liabilities	3,694

Net deferred tax liabilities	2,128

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

19.	Taxation (Continued)

Changes in valuation allowance are as follows:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	18,916	51,027	30,098
Additions	42,419	21,224	245,886
Reversals	(10,308)	(42,153)	(15,982)

Balance at end of the year	51,027	30,098	260,002

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

During the year ended December 31, 2018, Shanghai Anquying had achieved pre-tax profit for two consecutive years and was forecasted to be likely to continue achieving pre-tax profit in 2019. Besides, approval from the relevant tax authorities for the deduction of the tax allowance on provision for credit losses was obtained during the year ended December 31, 2018. As a result, the Group considered that the deferred tax assets related to provision for doubtful accounts and credit losses from Shanghai Anquying are more likely than not to be utilized in the future, and therefore concluded that the previously recognized valuation allowance for these subsidiaries should be reversed in income statement as an income tax benefit (i.e. a credit of income tax expense).

As of December 31, 2019, the Group provided full valuation allowance of RMB 229,170 for the deferred tax assets derived from the provision for credit losses related to Jimu Group and the impairment loss on prepayment of long term investment, which was considered and assessed by the Group that has a remote chance to be utilized in the future, either by subsequent collection or approval from the relevant tax authorities for the deduction of the tax allowance on provision for credit losses and impairment loss.

As of December 31, 2018 and 2019, the Group had net operating loss carryforwards of approximately RMB110,061 and RMB172,721, respectively, which arose from the Group’s other subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC, except for Shanghai Anquying , Ganzhou Aixin Micro Finance and the subsidiaries in Australia, United Kingdom and Singapore. As of December 31, 2018 and 2019, deferred tax assets arose from the net operating loss carryforwards amounted to RMB19,513 and RMB38,780, respectively and the Group has provided a valuation allowance when it was more likely than not that these net operating losses would not be utilized in the future. As of December 31, 2019, the net operating loss carryforwards of RMB8,236, RMB7,736, RMB33,912, RMB58,429, and RMB64,408 will expire, if unused, by 2020, 2021, 2022, 2023 and 2024, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

20.	Share based compensation expenses

Share based compensation expenses for periods prior to the Reorganization relate to the share options or restricted shares granted by Jimu Parent to the employees of the Pintec Business. For the years ended December 31, 2017, 2018 and 2019, total share based compensation expenses allocated from Jimu Parent were RMB31,018, RMB36,496 and RMB22,434, respectively.

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

A summary of activities of the service-based share options granted to the employees of the predecessor operations of Pintec Business for the years ended December 31, 2017, 2018 and 2019 is presented below:

	Options Outstanding	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (In years)	Average Intrinsic Value (RMB in thousands)
Outstanding as of January 1, 2017	14,457,910	0.84	8.16	28,210
Granted	470,000	1.00	—	—
Exercised	—	—	—	—
Forfeited	(248,436)	1.00	—	—

Outstanding as of December 31, 2017	14,679,474	0.84	7.46	27,036

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(333,780)	0.87	—	—

Outstanding as of December 31, 2018	14,345,694	0.84	6.20	27,885

Granted	—	—	—	—
Exercised	(13,305,789)	0.83	—	—
Forfeited	(228,262)	1.00	—	—

Outstanding as of December 31, 2019	811,643	0.99	5.88	28,327

Vested and expected to vest as of December 31, 2017	14,679,474	0.84	7.46	27,036
Exercisable as of December 31, 2017	9,301,272	0.77	7.46	9,573
Vested and expected to vest as of December 31, 2018	14,345,694	0.84	6.20	27,885
Exercisable as of December 31, 2018	12,121,038	0.81	6.20	16,353
Vested and expected to vest as of December 31, 2019	811,643	0.99	5.88	28,327
Exercisable as of December 31, 2019	691,564	0.99	5.88	1,295

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

20.	Share based compensation expenses (Continued)

There were 470,000, nil and nil options granted for the years ended December 31, 2017, 2018 and 2019. The weighted average grant date fair value of options granted for the years ended December 31, 2017, 2018 and 2019 were US$1.89, nil and nil, respectively. The total intrinsic value of options exercised during the years ended December 31, 2017, 2018, and 2019, were nil, nil, and RMB23,403, respectively.

For the years ended December 31, 2017, 2018 and 2019, share-based compensation expenses recognized associated with the service-based share options granted to employees of the predecessor operations of Pintec Business and allocated to the Company were RMB20,910, RMB26,775 and RMB21,125, respectively.

As of December 31, 2017, 2018 and 2019, there were RMB46,109, RMB23,924, and RMB1,443 of unrecognized share-based compensation expenses, adjusted estimated forfeitures, related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 0.78 years, and may be adjusted for future change in estimated forfeitures.

The estimated fair value of each option grant is estimated on the date of grant using the Binomial option-pricing model with the following assumptions:

For Years Ended December 31, 2017
Expected volatility	34.6% ~ 40.2%
Risk-free interest rate (per annum)	2.02% ~ 3.02%
Exercise multiples	2.2 ~ 2.8
Expected dividend yield	0%
Expected term (in years)	10
Fair value of the underlying shares on the date of option grants (US$)	0.45 ~ 2.70

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

20.	Share based compensation expenses (Continued)

Restriction of ordinary shares held by management and employee

In connection with Jimu Parent’s issuance of Series A preferred shares on March 5, 2014, 40% of the 72,000,000 ordinary shares held by certain members of Jimu Parent’s senior management became restricted pursuant to the shareholders’ agreement. The 40% of the shares subject to vesting thereafter in 60 equal and continuous monthly installments following the grant date, provided that the founders’ continuous service for the Jimu Parent. This arrangement is accounted for similar to a reverse stock split, followed by the grant of restricted stock awards to the founders subject to service vesting conditions. These shares issued are determined to be share-based compensation. The fair value of the ordinary shares at the grant date was estimated using the income approach. Grant date fair value per restricted share on March 5, 2014 was US$0.45.

The Company granted 1,863,043 restricted shares on June 28, 2019 to its employees and managements. The shares subject to vesting thereafter in 4 equal and continuous yearly installments following the grant date provided that the employees’ and managements’ continuous service. The fair value of the restricted shares at the grant date equal to the market price of the Company’s ordinary shares, which was US$0.42 per share.

The fair value of the ordinary shares at the grant date recognized as compensation expenses using graded vesting method over the requisite service period, which is the vesting period.

The activities of the total restricted ordinary shares for the years ended December 31, 2017, 2018 and 2019 are summarized as below:

	Number of shares	Weighted-Average Grant Date Fair Value (in US$)
Unvested at January 1, 2017	5,803,231	0.59
Granted	—	—
Vested	(2,634,143)	0.57

Unvested at December 31, 2017	3,169,088	0.60

Granted	—	—
Vested	(2,248,136)	0.56
Forfeited	(540,810)	0.45

Unvested at December 31, 2018	380,142	0.50

Granted	1,863,043	0.42
Vested	(634,899)	0.42
Forfeited	(471,009)	0.42

Unvested at December 31, 2019	1,137,277	0.42

For the years ended December 31, 2017, 2018 and 2019, share-based compensation expenses recognized associated with the restricted ordinary shares and allocated to the Company were RMB10,108, RMB9,721 and RMB2,055, respectively. As of December 31, 2017, 2018 and 2019, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested service-based restricted ordinary shares, was RMB10,928, RMB1,303 and RMB3,364, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

20.	Share based compensation expenses (Continued)

Share options issued by Pintec to mirror the options originally granted by Jimu Parent

In connection with the Reorganization and as a result of the anti-dilution provision in the option plan and agreement regarding the options issued by Jimu Parent, 24,287,218 options to purchase the underlying Pintec ordinary shares were issued by the Company as of March 27, 2018 under the Company’s first share incentive plan (the “First Plan”). For each of the outstanding share options granted under the Jimu Plan before the Reorganization, excluding those that were forfeited, it was additionally paired with one share option issued by the Company under the First Plan after the Reorganization, as an equitable adjustment pursuant to the anti-dilution provision.

Such issuance of options in conjunction with the Reorganization was determined to be a modification of the share option. All option grantees were affected accordingly. The Company engaged an independent valuation firm to assist the management in valuing the options before and after the modification. The total additional compensation cost resulting from the modifications in accordance with ASC 718 was RMB4,865.

Share options granted by Pintec to employees of the Company

The Group granted 16,042,500 share options and 740,000 share options on May 31, 2018 and July 31, 2018, respectively, to its employees and directors of the Company under the First Plan with an exercise price of US$0.000125. The fair value of the Company’s options was estimated to be $1.2785 per option granted on May 31, 2018, and $1.4506 per option granted on July 31, 2018 under the plan. These awards have a service condition and an initial public offering performance condition. For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share-based compensation expenses for these options that have satisfied the service condition was recorded upon the completion of the IPO.

The Group granted 610,000 share options on November 28, 2018 to its employees and directors of the Company under the Company’s second share incentive plan (the “Second Plan”) with an exercise price of US$0.000125. The fair value of the Company’s options was estimated to be $1.5899 per option granted on November 28, 2018. These awards have a service condition of four-year service period.

The Group granted 1,497,090 share options on June 28, 2019 to its employees and managements of the Company under the Second Plan with an exercise price of US$0.42, the related fair value of these options was estimated to be US$0.18. The Group granted 680,827 share options on July 31, 2019 to consultants of the Company under the Second Plan. Of the 680,827 share options to consultants, 231,868 share options was with an exercise price of US$0.000125 and the fair value was estimated to be US$0.55; 448,959 share options was with an exercise price of US$0.79 and the fair value was estimated to be US$0.07. These awards have a service condition of four-year service period.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

20.	Share based compensation expenses (Continued)

A summary of activities of the service and performance-based share options granted to the employees and directors of the Company for the years ended December 31, 2018 and 2019 are presented below:

	Options Outstanding	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	(In years)	(RMB in thousands)
Outstanding as of December 31, 2017	—	—	—	—
Granted	17,392,500	0.0001	10	150,062
Exercised	—	—	—	—
Forfeited	(235,936)	0.0001	—	—

Outstanding as of December 31, 2018	17,156,564	0.0001	8.47	152,705

Granted	2,177,917	0.4537	—	—
Exercised	(8,709,085)	0.0001	—	—
Forfeited	(5,047,637)	0.0355	—	—

Outstanding as of December 31, 2019	5,577,759	0.1452	7.68	113,541

Vested and expected to vest as of December 31, 2018	17,156,564	0.0001	8.47	152,705
Exercisable as of December 31, 2018	5,102,237	0.0001	8.47	44,766
Vested and expect to vest as of December 31, 2019	5,577,759	0.1452	7.68	113,541
Exercisable as of December 31, 2019	1,655,773	0.2356	7.68	8,993

For the years ended December 31, 2018 and 2019, share-based compensation expenses recognized/(reversed) associated with share options granted by the company were RMB94,764 and RMB(5,333) respectively. As of December 31, 2018 and 2019, there were RMB61,947 and RMB10,054 of unrecognized share-based compensation, adjusted for estimated forfeitures, related to the share options granted to the Group’s employees and directors. The weighted-average grant-date fair value of options granted during the years December 31,2018, and 2019 were $1.2967, $0.2018, respectively. The total intrinsic value of options exercised during the years ended December 31, 2018, and 2019, was nil, and RMB76,927, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

20.	Share based compensation expenses (Continued)

The estimated fair value of option granted in 2018 and 2019 is estimated on the date of grant using the Binomial option-pricing model with the following assumptions:

For the year ended December 31, 2018 and 2019
Expected volatility	37.6%~39.9%
Risk-free interest rate (per annum)	1.78%~2.89%
Exercise multiples	2.2
Expected dividend yield	0%
Expected term (in years)	3~10
Fair value of the underlying shares on the date of option grants (in US$)	0.42~1.59

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

21.	Pre-IPO preferred shares

In conjunction with the Group’s Reorganization, in March 2018, the Group issued 100,184,191 preferred shares. On May 18, 2018, all of holders of convertible loans exercised the conversion rights and converted these loans to 25,650,679 preferred shares. On the same date, the Group issued another 38,829,699 preferred shares for an aggregate purchase price of RMB407,444 (US$64,000). (All the preferred shares are collectively referred to as the “Pre- IPO Preferred Shares”)

Each of the Pre-IPO Preferred Shares is convertible, at the option of the holder, into the Company’s ordinary shares at an initial conversion ratio of 1:1 at any time after the date of issuance of such Pre-IPO Preferred Shares, subject to adjustments in certain events. The holders of Pre-IPO Preferred Shares are entitled to receive non-cumulative dividends prior and in preference to any declaration or payment of any dividend on ordinary shares carried at the rate of 8% of original issuance price per annum as and when declared by the board of directors. In the event of any liquidation, dissolution or winding up of the Group, either voluntarily or involuntarily, the holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets. The Pre-IPO Preferred Shares is redeemable upon the occurrence of certain events that is outside of the Group’s control.

The Group determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative. The Group has determined that there was no embedded beneficial conversion feature attributable to the preferred shares.

The preferred shares were recorded under the allocated issuance price for series of preferred shares issued in connection with the Reorganization. The preferred shares issued after Reorganization were recorded initially at fair value, net of issuance costs.

The Group accretes changes in the redemption value over the period from the date of original issuance of the Pre-IPO Preferred Shares to their respective earliest redemption date using effective interest method. The accretion were recorded against additional paid-in capital and when additional paid-in capital has been exhausted charged into accumulated deficit in the absence of retained earnings. The accretion of Pre-IPO Preferred Shares was RMB65,355 for the year ended December 31, 2018.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

21.	Pre-IPO Preferred Shares (Continued)

Ordinary Shares

In accordance with the written resolutions passed by the Board of Directors of the Company and its shareholders in July 2018, immediately prior to the completion of the IPO, the Company completed the redesignation on a one-for-one basis of: (i) 19,676,695 shares of Pre-IPO Class A Ordinary Shares, into Class A Ordinary Shares; and 51,782,495 shares of Pre-IPO Class A Ordinary Shares into Class B Ordinary Shares; (ii) Pre-IPO Preferred Shares were converted into 164,664,569 shares of Class A Ordinary Shares.

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

22.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2018 and 2019:

Name of related parties	Relationship with the Group
Jimu Group	An entity and its certain subsidiaries that have a high percentage of common shareholders with the Group and share three common board members as of December 31, 2018 and two common board members as of December 31, 2019.

BBAE Holdings Limited	An entity which has two common directors of the Board of Directors with the Company who can significantly influence both the entity and the Company

BBAE Advisors LLC	An entity which is a wholly owned subsidiary of BBAE Holdings Limited

Beijing Liangduo Science and Technology Co. Ltd. (“Beijing Liangduo”)	An entity which the Group holds 18% equity interests

Changsha Liangduo Business Consulting Co., Ltd (“Changsha Liangduo”)	An entity which Beijing Liangduo Science and Technology Co., Ltd holds 100% equity interests

(a).	The Group entered into the following transactions with related parties:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
(i) Transactions recorded through statement of operations and comprehensive (loss)/income
- Cost and expenses allocated from Jimu Group (see Note 1.(b))	102,263	48,687	24,994
- Service cost charged by Jimu Group (1)	194,294	529,593	200,163
- Collection service fees charged by Beijing Liangduo and Changsha Liangduo	7,986	58,192	63,400
- Interest income from loans to Jimu Group (3)(4)	—	—	(43,156)
- Interest expense on borrowings from Jimu Group (5)	—	4,094	213

(ii) Operating transactions
- Technical service fee collected by Jimu Group on behalf of the Group (2)	—	—	(64,078)
- Payment for guarantee deposit to Jimu Group (1)	—	—	(100,269)
- Loan interests collected from Jimu Group (4)	—	—	3,310
- Borrowing interests paid to Jimu Group (5)	—	(2,259)	(2,047)
- Share-based compensation awards to employees of Jimu Group	—	—	(34,684)

(iii) Financing/Investing transactions
- Net cash advances to Jimu Group (3)	—	(445,319)	(697,754)
- Principal of loans provided to Jimu Group (4)	—	(52,048)	(137,000)
- Principal of loans collected from Jimu Group (4)	—	52,048	122,000
- Principal of borrowings proceed from Jimu Group (5)	29,270	26,711	—
- Principal of borrowings repaid to Jimu Group (5)	—	(32,150)	(23,831)
- Equity transfer consideration paid to Jimu Group (6)	—	—	(23,000)
- Acquisition of Ganzhou Aixin Micro Finance from Jimu Group (see - Note 4.(i))	—	—	(230,000)

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

22.	Related party transactions (Continued)

(1) The Group entered into a strategic cooperation agreement with Jimu Group on December 31, 2017. Pursuant to the agreement, Jimu Group provided financial guarantee to the investors and charged the Group relative service fee. The accumulative service fee due to Jimu Group of RMB959,073 was used to reduce the amounts due from Jimu Group pursuant to a series of offsetting agreements executed in July 2019.

The Group entered into an information service cooperation agreement with Jimu Group on July 19, 2019. Pursuant to the agreement, the Group provides guarantee to individual investors for loans that the Group has referred and funded through Jimu Group. The guarantee deposit cooperation was terminated on January 1, 2020.

(2) As of December 31, 2019, the Group had balances of receivables from Yunnan Shiyin Financing Guarantee Co., Ltd. (“Yunnan Shiyin”), a third party, for technical service fee, consultancy fee collected on behalf of the Group from borrowers and other receivables of RMB7,495, RMB55,583 and RMB1,000, respectively. Yunnan Shiyin also carried out business with Jimu Group. Pursuant to the debtor-creditor relationship transfer agreement entered into between Yunnan Shiyin, Jimu Group and the Group dated December 31, 2019, the debtor of these balances was transferred from Yunnan Shiyin to Jimu Group in its entirety. The Group therefore reclassified the total outstanding balance of RMB64,078 to amounts due from related parties as of December 31, 2019.

(3) For the years ended December 31, 2018 and 2019, the Group made a series of cash advances in both U.S dollars and Renminbi to Jimu Group. In 2019, the Group and Jimu Group entered into a series of agreements to settle the accumulative net cash advance balances, and the unsettled balances were turned into an U.S. dollar-denominated loan principal with interest rate at 3.5% per annum, maturing on January 31, 2020 and RMB denominated loan principals with interest rate at 11% per annum, maturing on January 31, 2022.

(4) The Group provided short term loans to Jimu Group with no interest in 2018 and with an interest rate of 7% per annum in 2019, respectively.

(5) The short-term and long-term borrowings from Jimu Group in 2017 bear interest rates of 12% per annum. The short-term borrowings from Jimu Group in 2018 bear interest rates ranging from 12.00% to 12.13% per annum and mature in 2019.

(6) In 2019, the Group made payments of RMB13,000 to Jimu Group for settlement of equity interest acquired in connection with the Reorganization. The Group also paid RMB10,000 to Jimu Group to acquire 100% equity interest of Qilehui Credit Investigation Co., Ltd. (“Qilehui”). As of December 31, 2019, the amount was recognized as prepayment because the Group obtained no control or significant influence over Qilehui pursuant to two subsequent agreements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

22.	Related party transactions (Continued)

(b).	The Group has the following balances with related parties:

	As of December 31,
	2018	2019
	RMB	RMB
Amounts due from related parties – current:

Amounts due from Jimu Group	475,005	748,427
Amounts due from other related parties	421	64

Total current amounts due from related parties	475,426	748,491

Allowance for credit losses	—	(748,427)

Total current amounts due from related parties, net	475,426	64

Amounts due from Jimu Group – noncurrent	—	117,589

Allowance for credit losses	—	(107,589)

Total noncurrent amounts due from related parties, net	—	10,000

Amounts due to related parties – current:

Amounts due to Jimu Group	89,453	4,503
Amounts due to other related parties	7,143	5,688

Total	96,596	10,191

The movement of the allowance for credit losses for the years ended December 31, 2018 and 2019 consist of the following:

	For the year ended December 31,
	2018	2019
	RMB	RMB
Balance at beginning of the year	—	—
Additions	—	890,700
Charge-offs*	—	(34,684)

Balance at end of the year	—	856,016

As of December 31, 2019, except the prepaid consideration for acquisition of Qilehui with an amount of RMB10,000, the Group determined that RMB748,427 of the current amounts and RMB107,589 of the noncurrent amounts due from Jimu Group were unrecoverable since Jimu Group was insolvent and in February 2020, Jimu Group announced its exit from online lending platform business pursuant to the relative regulations. There are significant outstanding balances on its platform unpaid to investors, which has priority to any other debts including the balance due to the Group. As a result, RMB 856,016 provision was made to these balances.

*	The amount due from Jimu Group resulting from the share-based compensation awards to employees of Jimu Group was wrote off as of December 31, 2019 as the Group waived this balance.

23.	Defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB28,870, RMB34,225 and RMB29,936 for the years ended December 31, 2017, 2018 and 2019.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

24.	Loss per share

The basic and diluted loss per ordinary share for each of the years are presented as follows:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ Note 2 (f)
Basic loss per ordinary share calculation:
Numerator:
Net (loss) income attributable to Pintec Technology Holdings Limited shareholders	(84,860)	2,171	(905,895)	(130,126)
Accretion on Pre-IPO Preferred Shares redemption value*	(45,498)	(76,770)	—	—
Net loss attributable to ordinary shareholders	(130,358)	(74,599)	(905,895)	(130,126)

Denominator:
Weighted average ordinary shares outstanding-basic and diluted**	62,809,370	101,094,197	282,129,663	282,129,663

Loss per ordinary share basic and diluted	(2.08)	(0.74)	(3.21)	(0.46)

*	The accretion of the preferred shares in connection of the Reorganization is calculated as if these preferred shares had been existed since January 1, 2017
**

For the years ended December 31, 2017, 2018 and 2019, the Pre-IPO Preferred Shares, convertible loans convertible into ordinary shares, restricted share and share options were anti-dilutive and thus excluded from the calculation of diluted loss per share. The potential dilutive securities that were not included in the calculation of dilutive loss per share in those periods where their inclusion would be anti-dilutive include preferred shares, convertible loans, share options, restricted shares and warrant of 22,893,652, 29,658,727 and 23,228,585 respectively, for the years ended December 31, 2017, 2018 and 2019.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

25.	Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Operating lease commitment

The Group has entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as follows:

	Payment due by schedule
	Less than 1 year	1 - 2 years	2 - 3 years	More than 3 years	Total
Office rental	12,431	19,675	18,100	16,839	67,045

For the years ended December 31, 2017, 2018 and 2019, the Group incurred office rental expenses in the amounts of RMB17,083, RMB14,250 and RMB18,624, respectively.

Legal Proceedings

As of December 31, 2018 and 2019, the Group was not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position results of operations, or cash flows.

Potential penalty regarding financing guarantee services

The Group has provided credit enhancement for loans that the Group facilitates with certain financial partners. Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules or the Financing Guarantee Supplementary Provisions (“Financing Guarantee Rules”) and what behavior would be deemed as “render any financing guarantee service in disguised form” is unclear. It is uncertain whether the Group would be deemed to operate a financing guarantee business because of the credit enhancement services the Group provides. If the Group’s revenues from financial guarantee are deemed to be in violation of the Financing Guarantee Rules, the Group could be subject to penalties and be required to change the Group’s business model in cooperation with the financial partners.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

26.	Restatement and reclassification

Subsequent to the issuance of the Group’s consolidated financial statements for the years ended December 31, 2017 and 2018 the Group revisited its consolidated financial statements and identified certain material misstatements and as a result has restated the Group’s previously issued consolidated financial statements for the years ended December 31, 2017 and 2018.

Restatement of previously issued consolidated financial statements

The following misstatements in the Group’s annual financial statements were identified and corrected as part of the restatement:

(a) Gross vs net recognition on revenue

In the years ended December 31, 2018 and 2017, the Group erroneously recorded revenue earned from certain technical service fee on a net basis, rather than on a gross basis as the Group was acting as principle. The correction of this error resulted in an increase in both revenues and cost of revenues of RMB194,294 and RMB529,593 for the years ended December 31, 2017 and 2018, respectively.

(b) Reclassification of prior year presentation

Certain fiscal year 2018 amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations. In fiscal year 2019, the Company concluded that: a. it was appropriate to classify financial guarantee assets base on its short term and long term nature from prepayments and other current assets; b. it was appropriate to present the release from guarantee obligation under line item technique service fee revenues; c. it was appropriate to present accrued interest receivable as part of financing receivable, and present accrued interest payable as part of funding debts. This change in classification does not materially affect previously reported consolidated statements of cash flows, and had no effect on the previously reported consolidated statements of operations and comprehensive income for year 2018.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

26.	Restatement and reclassification (Continued)

The effects of the reclassifications and restatement for the error on the consolidated balance sheet are as follows:

	As of December 31, 2018
	As previously reported	Restatement adjustments	As Restated
	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	457,442	—	457,442
Restricted cash	252,599	—	252,599
Short-term financing receivables, net	742,117	11,052	753,169
Short term financial guarantee assets, net	—	15,569	15,569
Accrued interest receivable, net	11,052	(11,052)	—
Accounts receivable, net	47,652	—	47,652
Prepayments and other current assets	229,008	(20,609)	208,399
Amounts due from related parties	475,426	—	475,426

Total current assets	2,215,296	(5,040)	2,210,256

Non-current assets:
Long-term financing receivables, net	18,882	—	18,882
Long-term financial guarantee assets	—	5,040	5,040
Long-term investments	58,038	—	58,038
Deferred tax assets	36,901	—	36,901
Property, equipment and software, net	7,806	—	7,806
Intangible assets, net	5,423	—	5,423
Goodwill	25,680	—	25,680

Total non-current assets	152,730	5,040	157,770

TOTAL ASSETS	2,368,026	—	2,368,026

LIABILITIES
Current liabilities:
Short-term borrowings	220,000	—	220,000
Short-term funding debts	679,957	15,021	694,978
Accrued interest payable	15,021	(15,021)	—
Accounts payable	38,850	—	38,850
Amounts due to related parties	96,596	—	96,596
Tax payable	57,081	—	57,081
Financial guarantee liabilities	15,537	—	15,537
Accrued expenses and other liabilities	157,462	—	157,462

Total current liabilities	1,280,504	—	1,280,504

Non-current liabilities:
Long-term funding debts	21,498	—	21,498
Other non-current liabilities	8,748	—	8,748

Total non-current liabilities	30,246	—	30,246

TOTAL LIABILITIES	1,310,750	—	1,310,750

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	185	—	185
Class B Ordinary Shares	43	—	43
Additional paid-in capital	1,896,993	—	1,896,993
Statutory reserves	1,739	—	1,739
Accumulated other comprehensive income	31,014	—	31,014
Accumulated deficit	(872,698)	—	(872,698)

TOTAL SHAREHOLDERS’ EQUITY	1,057,276	—	1,057,276

TOTAL LIABILITIES AND EQUITY	2,368,026	—	2,368,026

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

26.	Restatement and reclassification (Continued)

The effects of the reclassifications and restatement for the error on the consolidated statements of operations and comprehensive (loss)/income are as follows:

	For the year ended December 31, 2018
	As previously reported	Restatement adjustments	As Restated
	RMB	RMB	RMB
Revenues:
Technical service fees	746,768	550,990	1,297,758
Installment service fees	291,077	—	291,077
Wealth management service fees and others	14,796	—	14,796
Total revenues	1,052,641	550,990	1,603,631

Cost of revenues:
Funding cost	(161,384)	—	(161,384)
Provision for credit losses	(70,411)	—	(70,411)
Origination and servicing cost	(323,342)	—	(323,342)
Service cost charged by Jimu Group	—	(529,593)	(529,593)
Cost of revenues	(555,137)	(529,593)	(1,084,730)

Gross profit	497,504	21,397	518,901

Operating expenses:
Sales and marketing expenses	(99,671)	—	(99,671)
General and administrative expenses	(312,979)	—	(312,979)
Research and development expenses	(94,989)	—	(94,989)

Total operating expenses	(507,639)	—	(507,639)

Operating (loss)/income	(10,135)	21,397	11,262

Change in fair value of convertible loans	(9,552)	—	(9,552)
Share of loss from equity method investments	(2,652)	—	(2,652)
Other income, net	8,822	—	8,822
Gain from financial guarantee liabilities	21,397	(21,397)	—

Income before income tax expense	7,880	—	7,880
Income tax expense	(5,709)	—	(5,709)
Net income	2,171	—	2,171

Other comprehensive income:
Foreign currency translation adjustments, net of nil tax	30,173	—	30,173

Total comprehensive income	32,344	—	32,344

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

26.	Restatement and reclassification (Continued)

	For the year ended December 31, 2017
	As previously reported	Restatement adjustments	As Restated
	RMB	RMB	RMB
Revenues:
Technical service fees	425,311	194,294	619,605
Installment service fees	139,862	—	139,862
Wealth management service fees and others	3,547	—	3,547
Total revenues	568,720	194,294	763,014

Cost of revenues:
Funding cost	(78,831)	—	(78,831)
Provision for credit losses	(115,920)	—	(115,920)
Origination and servicing cost	(177,662)	—	(177,662)
Service cost charged by Jimu Group	—	(194,294)	(194,294)
Cost of revenues	(372,413)	(194,294)	(566,707)

Gross profit	196,307	—	196,307

Operating expenses:
Sales and marketing expenses	(72,076)	—	(72,076)
General and administrative expenses	(106,323)	—	(106,323)
Research and development expenses	(71,517)	—	(71,517)

Total operating expenses	(249,916)	—	(249,916)

Operating loss	(53,609)	—	(53,609)

Change in fair value of convertible loans	(7,042)	—	(7,042)
Share of loss from equity method investments	(2,455)	—	(2,455)
Impairment from long-term investments	(2,000)	—	(2,000)
Other expense, net	(1,238)	—	(1,238)
Loss before income tax expense	(66,344)	—	(66,344)
Income tax expense	(18,516)	—	(18,516)
Net loss	(84,860)	—	(84,860)

Other comprehensive income:
Foreign currency translation adjustments, net of nil tax	841	—	841

Total comprehensive loss	(84,019)	—	(84,019)

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

26.	Restatement and reclassification (Continued)

The effects of the reclassifications and restatement for the error on the consolidated statements of cash flows are as follows:

	For the year ended December 31, 2018
	As previously reported	Restatement adjustments	As Restated
	RMB	RMB	RMB
Cash flows from operating activities:
Net income	2,171	—	2,171
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,701	—	4,701
Share-based compensation expenses	131,260	—	131,260
Provision for doubtful accounts and credit losses	178,438	129	178,567
Release from financial guarantee liabilities	(21,397)	21,397	—
Loss from equity-method investments	2,652	—	2,652
Change in fair value of convertible loans	9,552	—	9,552
Change in fair value of short-term investments	315	—	315
Deferred income tax	—	(36,901)	(36,901)
Changes in operating assets and liabilities:
Short-term and long-term financing receivables	(8,461)	(26,380)	(34,841)
Short-term and long-term financial guarantee assets	—	(20,610)	(20,610)
Accounts receivable	(119,123)	(129)	(119,252)
Amounts due from related parties	36,036	(2,684)	33,352
Prepayments and other current assets	(22,840)	7,261	(15,579)
Deferred tax assets	(36,901)	36,901	—
Short-term and long-term funding debts	7,847	173,952	181,799
Accounts payable	(4,193)	—	(4,193)
Amounts due to related parties	(94,812)	(24,076)	(118,888)
Tax payable	34,695	—	34,695
Financial guarantee liabilities	36,934	(21,397)	15,537
Accrued expenses and other liabilities	(28,565)	16,136	(12,429)

Net cash provided by operating activities	108,309	123,599	231,908

Cash flows from investing activities:
Purchase of property, equipment and software	(4,071)	—	(4,071)
Financing receivables facilitated	(3,853,780)	(465,875)	(4,319,655)
Collection of principal on financing receivables	4,712,223	492,255	5,204,478
Loan provided to a third party	(137,264)	—	(137,264)
Net cash advances to Jimu Group	(441,491)	(3,828)	(445,319)
Loans provided to Jimu Group	(59,636)	7,588	(52,048)
Collection of loan from Jimu Group	52,169	(121)	52,048
Purchase of private-equity funds	1,685	—	1,685
Purchase of long-term investments	(19,259)	—	(19,259)

Net cash provided by investing activities	250,576	30,019	280,595

Cash flows from financing activities:
Proceeds from issuance of Pre-IPO Preferred Shares	410,286	—	410,286
Proceeds from initial public offering and followed offering, net of underwriting discount and commissions	316,451	—	316,451
Proceeds from short-term and long-term borrowings	288,141	—	288,141

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

26.	Restatement and reclassification (Continued)

	For the year ended December 31, 2018
	As previously reported	Restatement adjustments	As Restated
	RMB	RMB	RMB
Repayment of short-term borrowings	(68,141)	—	(68,141)
Proceeds from third parties loans	514,000	—	514,000
Repayment of loans to third parties	(514,000)	—	(514,000)
Cash repayment to Jimu Group	(23,121)	23,121	—
Loan proceeds from Jimu Group	12,711	14,000	26,711
Repayment of loans to Jimu Group	(18,150)	(14,000)	(32,150)
Loan proceeds from a Shareholder	151,000	—	151,000
Repayment of loan to a Shareholder	(29,313)	—	(29,313)
Proceeds from funding debts	3,235,901	(982,449)	2,253,452
Principal repayments on funding debts	(4,346,749)	808,497	(3,538,252)
Proceeds from issuance of convertible loans	21,730	—	21,730

Net cash used in financing activities	(49,254)	(150,831)	(200,085)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	24,519	(2,787)	21,732

Net increase in cash, cash equivalents and restricted cash	334,150	—	334,150
Cash, cash equivalents and restricted cash at beginning of the year	375,891	—	375,891
Including:	—
Cash and cash equivalents at beginning of the year	370,891	—	370,891
Restricted cash at beginning of the year	5,000	—	5,000

Cash, cash equivalents and restricted cash at end of the year	710,041	—	710,041

Including:
Cash and cash equivalents at end of the year	457,442	—	457,442
Restricted cash at end of the year	252,599	—	252,599

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

26.	Restatement and reclassification (Continued)

	For the year ended December 31, 2017
	As previously reported	Restatement adjustments	As Restated
	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(84,860)	—	(84,860)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,079	—	4,079
Share-based compensation expenses	31,018	—	31,018
Provision for doubtful accounts and credit losses	132,510	(110)	132,400
Loss from equity-method investments	2,455	—	2,455
Change in fair value of convertible loans	7,042	—	7,042
Impairment from long-term investments	2,000	—	2,000
Changes in operating assets and liabilities:
Short-term and long-term financing receivables	(9,022)	(37,379)	(46,401)
Accounts receivable	(45,958)	—	(45,958)
Amounts due from related parties	(42,119)	77,358	35,239
Prepayments and other current assets	(50,881)	1,645	(49,236)
Short-term and long-term funding debts	5,941	6,926	12,867
Accounts payable	36,139	—	36,139
Amounts due to related parties	92,431	(81,613)	10,818
Tax payable	20,442	—	20,442
Accrued expenses and other liabilities	96,221	587	96,808

Net cash provided by operating activities	197,438	(32,586)	164,852

Cash flows from investing activities:
Purchase of property, equipment and software	(2,238)	(577)	(2,815)
Financing receivables facilitated	(7,109,958)	171,753	(6,938,205)
Collection of principal on financing receivables	5,671,423	(134,264)	5,537,159
Purchase of private-equity funds	(2,000)	—	(2,000)
Purchase of long-term investments	(2,000)	—	(2,000)

Net cash used in investing activities	(1,444,773)	36,912	(1,407,861)

Cash flows from financing activities:
Proceeds from short-term and long-term borrowings	—	40,000	40,000
Repayment of short-term	—	(40,000)	(40,000)
Net cash advances from Jimu Group	23,121	(23,121)	—
Contribution from Jimu Group and shareholders	11	—	11
Loan proceeds from Jimu Group	29,270	—	29,270
Proceeds from funding debts	6,842,534	51,372	6,893,906
Principal repayments on funding debts	(5,534,199)	(58,298)	(5,592,497)
Proceeds from issuance of convertible loans	235,231	—	235,231

Net cash provided by financing activities	1,595,968	(30,047)	1,565,921

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(34)	—	(34)

Net increase in cash, cash equivalents and restricted cash	348,599	(25,721)	322,878
Cash, cash equivalents and restricted cash at beginning of the year	27,292	25,721	53,013

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

26.	Restatement and reclassification (Continued)

	For the year ended December 31, 2017
	As previously reported	Restatement adjustments	As Restated
	RMB	RMB	RMB
Including:
Cash and cash equivalents at beginning of the year	27,292	25,721	53,013
Restricted cash at beginning of the year	—	—	—

Cash, cash equivalents and restricted cash at end of the year	375,891	—	375,891

Including:
Cash and cash equivalents at end of the year	370,891	—	370,891
Restricted cash at end of the year	5,000	—	5,000

27.	Subsequent events

a) Subscription of private equity fund

On April 24, 2020, the Group subscribed to a private equity fund for RMB35,600, with a term of seven years. The private equity fund is going to invest into a partnership that targets to invest in real estate to earned fixed income. The general partner of the partnership is Jimu Group.

b) Share transfer of Beijing Xuanji

On April 30, 2020, Pintec Beijing WFOE, Beijing Xuanji and Beijing Xuanji’s two nominee shareholders entered into an agreement to terminate the VIE agreements entered into during the Reorganization. Immediately after this termination agreement, Beijing Xuanji’s two nominee shareholders transferred 80% and 20% of Beijing Xuanji’s equity interest to a third party and Shenzhen Xiaogang, respectively. Meanwhile, this third party entered into a two years period concerted action agreement to vote based on Shenzhen Xiaogang decision. The consideration for 80% of share transfer was RMB24,000.

c) Subsequent related party transaction

Subsequent to December 31, 2019, the Group continued to provide net cash advance to Jimu Group of RMB 39,675 and make payment of guarantee deposit to Jimu Group of RMB6,920 before Jimu Group announced its exit from its online lending platform business in February 2020.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

27.	Subsequent events (Continued)

d) Impact from novel corona virus

Subsequent to December 31, 2019, COVID-19 has spread rapidly to many parts of China and other parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere.

Substantially all of the Group’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may materially adversely affect our business operations and the Group’s financial condition and operating results for 2020, including but not limited to material negative impact to the Group’s total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts and significant downward adjustments or impairment to the Group’s long-term investments.

The Group has taken several steps to further strengthen its financial position, maintain financial liquidity and flexibility, including, suspending its share repurchase program, continuing to focus on the implementation of its cost control initiatives to further improve its operating efficiency.

As COVID-19 pandemic is complex and rapidly evolving, the Group’s plans as described above may change. At this point, the Group cannot reasonably estimate the duration and severity of this pandemic, which could have a material adverse impact on the Group’s business, results of operations, financial position and cash flows. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

28.	Parent company only condensed financial information

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries.

Condensed balance sheets (In thousands, except for share and per share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$ Note 2 (f)
ASSETS
Current assets:
Cash and cash equivalents	69,194	7,608	1,093
Prepayments and other current assets	138,325	224	32
Amounts due from subsidiaries of the Company	631,414	631,080	90,648
Amounts due from related parties	146,765	—	—

Total current assets	985,698	638,912	91,773

Non-current assets:
Investment in subsidiaries	58,960	—	—
Long-term investments	17,564	13,445	1,931

Total non-current assets	76,524	13,445	1,931

TOTAL ASSETS	1,062,222	652,357	93,704

LIABILITIES
Current liabilities:
Amounts due to subsidiaries of the Company	—	444,316	63,822
Accrued expenses and other liabilities	4,946	10,531	1,512

Total current liabilities	4,946	454,847	65,334

Non-current liabilities:
Consideration payable for acquisition	—	7,982	1,147
Total non-current liabilities	—	7,982	1,147

TOTAL LIABILITIES	4,946	462,829	66,481

Commitments and contingencies (Note 25)
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$ 0.000125 par value per share; 348,217,505 shares authorized as of December 31, 2018 and 2019; 213,811,958 and 244,499,207 shares outstanding as of December 31, 2018 and 2019)	185	212	30
Class B Ordinary Shares (US$ 0.000125 par value per share; 51,782,495 shares authorized as of December 31, 2018 and 2019; 51,782,495 and 50,939,520 shares outstanding as of December 31, 2018 and 2019)	43	42	6
Additional paid-in capital	1,896,993	1,977,365	284,030
Accumulated other comprehensive income	31,014	42,890	6,161
Accumulated deficit	(870,959)	(1,830,981)	(263,004)

TOTAL SHAREHOLDERS’ EQUITY	1,057,276	189,528	27,223

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,062,222	652,357	93,704

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

28.	Parent company only condensed financial information (Continued)

Condensed statements of operations and comprehensive income (In thousands)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ Note 2 (f)
Operating expenses:
Sales and marketing expenses	(3,067)	(11,137)	(2,772)	(398)
General and administrative expenses	(32,671)	(107,158)	(204,810)	(29,419)
Research and development expenses	(3,258)	(18,675)	(3,247)	(466)

Total operating expenses	(38,996)	(136,970)	(210,829)	(30,283)

Change in fair value of convertible loans	(7,042)	(9,553)	—	—
Equity in (loss)/gain of subsidiaries	(38,214)	141,454	(694,808)	(99,806)
Share of loss from equity method investments	—	(1,689)	(5,972)	(858)
Other (expense)/income, net	(78)	8,929	(1,318)	(189)
Interest income from related parties	—	—	7,032	1,010

(Loss)/income before income tax expense	(84,330)	2,171	(905,895)	(130,126)

Income tax expense			—	—
Net income	(84,330)	2,171	(905,895)	(130,126)

Other comprehensive income:
Foreign currency translation adjustments net of nil tax	311	30,173	11,876	1,706

Total other comprehensive income	311	30,173	11,876	1,706

Total comprehensive (loss)/income	(84,019)	32,344	(894,019)	(128,420)

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

28.	Parent company only condensed financial information (Continued)

Condensed statements of cash flows (In thousands)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ Note 2 (f)
Net cash used in operating activities	(972)	(9,529)	(7,261)	(1,044)
Cash flows from investing activities:
Net cash advances to subsidiaries	(52,274)	(579,141)	(203,956)	(29,296)
Net cash advances to Jimu Group	—	(146,765)	—	—
Loan provided to a third party	—	(137,264)	—	—
Purchase of long-term investments	—	(19,259)	—	—
Collection of cash advance from Jimu Group	—	—	20,603	2,959
Collection of loan from a third party	—	—	135,296	19,434
Purchase of Infrarisk, net of cash acquired (Note 4)	—	—	(3,650)	(524)
Investment in a subsidiary	—	—	(5,196)	(746)

Net cash used in investing activities	(52,274)	(882,429)	(56,903)	(8,173)

Cash flows from financing activities:			—	—
Proceeds from issuance of convertible loans	235,231	21,730	—	—
Contribution from Jimu Group and shareholders	11	—	—	—
Proceeds from issuance of Pre-IPO Preferred Shares	—	410,286	—	—
Proceeds from initial public offering and followed offering, net of underwriting discount and commissions	—	316,451	—	—
Proceeds from exercise of Share-based options	—	—	26	4

Net cash provided by financing activities	235,242	748,467	26	4

Effect of exchange rate changes on cash, cash equivalents	311	30,378	2,552	367

Net increase/(decrease) in cash, cash equivalents	182,307	(113,113)	(61,586)	(8,846)

Cash and cash equivalents at beginning of the year	—	182,307	69,194	9,939

Cash and cash equivalents at end of the year	182,307	69,194	7,608	1,093