Form 20-F
period 2020-12-31
Pintec Technology Holdings Ltd
filed 2021-04-30
CIK 1716338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2020, there were 252,132,334 Class A ordinary shares and 50,939,520 Class B ordinary shares, par value US$0.000125 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes    ☐  No    ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes    ☒  No    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

†    The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

•	“ADSs” refers to our American depositary shares, each of which represents seven Class A ordinary shares;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.000125 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.000125 per share;

•	“Jimu Group” refers to our predecessor and its subsidiaries and variable interest entities that operate its peer-to-peer lending business;

•	“our predecessor” refers to Jimu Holdings Limited, formerly known as Pintec Holdings Limited;

•	“registered users” refers to individuals who have registered on our system with their name, government-issued identification number and mobile phone number

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States; and

•

“we,” “us,” “our company,” “our,” or “Pintec” refers to Pintec Technology Holdings Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, its variable interest entities in China.

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

The following selected consolidated statements of operations and comprehensive loss/income data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The following selected consolidated statement of operations and comprehensive loss data for the years ended December 31, 2016 and 2017 and selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements which are not included in this annual report.

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

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands)
Selected Consolidated Statements of Operations and Comprehensive (Loss)/Income Data:
Revenues:
Technical service fees	34,171	619,605	1,297,758	1,077,760	330,665	50,676
Installment service fees	16,394	139,862	291,077	187,359	42,707	6,545
Wealth management service fees and others	4,309	3,547	14,796	20,117	4,892	750

Total revenues	54,874	763,014	1,603,631	1,285,236	378,264	57,971

Cost of revenues:(1)
Funding cost	(16,643)	(78,831)	(161,384)	(51,759)	(16,525)	(2,533)
Provision for credit losses	(16,124)	(115,920)	(70,411)	(33,942)	(45,090)	(6,910)
Origination and servicing cost	(27,087)	(177,662)	(323,342)	(290,398)	(100,760)	(15,442)
Cost on guarantee	—	—	—	(193,426)	(100,347)	(15,379)
Service cost charged by the related party	—	(194,294)	(529,593)	(200,163)	(23,052)	(3,533)

Cost of revenues	(59,854)	(566,707)	(1,084,730)	(769,688)	(285,774)	(43,797)

Gross (loss)/profit	(4,980)	196,307	518,901	515,548	92,490	14,174

Operating expenses:(1)
Sales and marketing expenses	(72,010)	(72,076)	(99,671)	(69,593)	(44,697)	(6,850)
General and administrative expenses	(72,849)	(106,323)	(312,979)	(1,095,311)	(147,753)	(22,644)

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands)
Research and development expenses	(51,172)	(71,517)	(94,989)	(79,079)	(37,521)	(5,750)
Impairment loss of goodwill and intangible assets	—	—	—	—	(69,358)	(10,630)

Total operating expenses	(196,031)	(249,916)	(507,639)	(1,243,983)	(299,329)	(45,874)

Operating (loss)/income	(201,011)	(53,609)	11,262	(728,435)	(206,839)	(31,700)

Change in fair value of convertible loans	—	(7,042)	(9,552)	—	—	—
Loss from equity method investments	—	(2,455)	(2,652)	(8,149)	(11,523)	(1,766)
Impairment on prepayment for long-term investment	—	—	—	(200,000)	—	—
Impairment from long-term investments	—	(2,000)	—	—	—	—
Impairment loss on equity investment	—	—	—	—	(15,908)	(2,438)
Other income/(expense), net	684	(1,238)	8,822	(11,094)	(12,674)	(1,942)
Interest income from related parties	—	—	—	43,156	—	—
(Loss)/income before income tax expense	(200,327)	(66,344)	7,880	(904,522)	(246,944)	(37,846)

Income tax expense	(167)	(18,516)	(5,709)	(1,968)	(49,196)	(7,540)
Net (loss)/income	(200,494)	(84,860)	2,171	(906,490)	(296,140)	(45,386)

Other comprehensive income/(loss)	—	841	30,173	11,876	(22,977)	(3,522)

Total comprehensive (loss)/income	(200,494)	(84,019)	32,344	(894,614)	(319,117)	(48,908)

(1)	Share-based compensation expenses are allocated in operating expense items as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses included in
Cost of revenues	(27)	(27)	(337)	(250)	(18)	(3)
Sales and marketing expenses	(1,986)	(2,470)	(10,236)	(1,565)	(3,182)	(488)
General and administrative expenses	(21,524)	(25,263)	(102,012)	(12,785)	(7,054)	(1,081)
Research and development expenses	(2,128)	(3,258)	(18,675)	(3,247)	(1,644)	(252)

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalent	27,292	370,891	457,442	102,755	377,160	57,802
Restricted cash	—	—	252,599	382,695	137,220	21,030
Short-term financing receivables, net	359,433	1,513,816	753,169	430,387	70,783	10,848
Current and noncurrent amounts due from related parties, net	109,701	229,026	475,426	10,064	30	5
Total assets	561,971	2,450,799	2,368,026	1,560,599	978,504	149,963
Short-term borrowings	—	—	220,000	320,000	130,000	19,923
Short-term funding debts	382,281	1,228,058	694,978	300,212	2,841	435
Current and noncurrent amounts due to related parties	162,995	386,489	96,596	10,191	271,419	41,597
Financial guarantee liabilities	—	—	15,537	101,933	20,260	3,105
Total liabilities	571,176	2,512,992	1,310,750	1,201,879	930,454	142,598
Total (invested deficit)/equity	(9,205)	(62,195)	1,057,276	358,720	48,050	7,365

Exchange Rate Information

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 23, 2021, the noon buying rate was RMB6.4945 to US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business

•	We have a limited operating history, which makes it difficult to evaluate our future prospects.

•	Regulatory uncertainties relating to online consumer finance in China could harm our business, financial condition and results of operations.

•	We face credit risks in most funding situations.

•	Limitations on credit enhancement may adversely affect our access to funding.

•	We may be deemed to operate a financing guarantee business by the PRC regulatory authorities.

•	The current arrangements with certain of our financial partners and borrowers may have to be modified to comply with existing or future laws or regulations.

•	Limitations on interest and fees that may be charged to borrowers may adversely affect our ability to collect fees.

•	Regulatory uncertainties relating to campus online lending may materially and adversely affect our business and results of operations.

•

Failure of other technology enablement platforms for the financial service industry or damage to the reputation of other platforms with similar business models may materially and adversely affect our business and results of operations.

•	The trading price of our ADSs is likely to be volatile due to publicity regarding the online consumer finance industry and the evolving regulatory environment governing this industry in China.

•	Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19.

Risks Relating to Our Corporate Structure

•

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

•

We rely on contractual arrangements with our variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

•

Any failure by our variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Risks Relating to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

Risks Relating to Our ADSs

•	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

•	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

•

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

Our business may be subject to a variety of PRC laws and regulations governing financial services. The application and interpretation of these laws and regulations is ambiguous and may be interpreted and applied inconsistently between different government authorities. In addition, the PRC government is in the process of developing and implementing a regulatory framework to govern the online consumer finance market. New regulations may be issued without clear guidance on how to interpret them, or without the implementing procedures necessary to enable us to comply with them. The result is a continually evolving regulatory environment where compliance and business planning is very challenging. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Loan Interest” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cooperation with Institutional Funding Partners” for more information on the regulations that affect or may affect our business at this time. We expect more regulations to continue to appear.

It is difficult for us to predict how our business might have to evolve under these changing circumstances to remain in compliance. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations on our business operations. However, if the PRC government adopts a more stringent regulatory framework for the online consumer finance market in the future and imposes specific requirements (including capital requirements, reserve requirements and licensing requirements) on market participants, our business, financial condition and prospects could be materially and adversely affected. It may be costly for us to comply with applicable PRC laws and regulations. If our ability to continue our current practices were to be restricted, our access to funding may be materially constrained. In addition, some of our businesses are subject to licensing requirements. We currently hold internet micro lending license, fund distribution license, insurance brokerage license and enterprise credit investigation license in order to conduct the related businesses. Our current licenses have a limited term of validity, and upon expiration of the term, there is no guarantee that we will be able to renew such licenses on commercially reasonable terms or in a timely manner, or at all. New licensing requirements may be imposed on us in the future. If we are unable to obtain any licenses that may also be required in the future or if our practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be subject to other penalties as determined by the relevant government authorities.

We face credit risks in most funding situations.

We connect business partners and financial partners and enable them to provide financial services to users, and almost all of the loans that we facilitate are funded by our financial partners. Our goal is to act as a financial solutions provider and to reduce the credit risk we take on the loan products that we facilitate. However, independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. To address the market challenges, in 2019, we bore credit risk for a higher proportion of our funding than we did at the time of our initial public offering. Starting from 2020, aligned with our strategic shift of business focus towards providing digital-centric services, we have gradually reduced a significant portion of our technical services using a risk-sharing model, leading to relatively lower credit risk (without taking into account the impact of COVID-19). We may adjust our credit risk exposure from time to time in the ordinary course of business.

We provided credit enhancement through our subsidiaries or variable interest entities to a group of select financial partners. By the end of 2020, we bore credit risk in connection with substantially all of the point-of-sale installment loans and less than half of personal installment loans that we facilitated. We also bore credit risk for less than 10% of business installment loans, as well as through trust structures where we retained some liability. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Funding Sources and Credit Risk” for more details.

As of December 31, 2020, we had short-term financing receivables, net, of RMB70.8 million (US$10.8 million) and long-term financing receivables, net, of RMB2.8 million (US$0.4 million) on our balance sheet. We maintain a provision for credit losses based on delinquency levels and historical charge offs of the underlying on- and off-balance sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk level of the borrowers. For each credit risk level, we estimate the expected loss rate based on the delinquency status of the financial assets to be within that level: current, 1 to 30 days past due, 31 to 60 days past due, 60 to 90 days past due, or 91 days or greater past due. These loss rates in each delinquency status are based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The expected loss rate of the specific delinquency status category within each risk level will be applied to the outstanding balances of the applicable financial assets within that level to determine the provision for credit losses for each reporting period. We had a provision for credit losses related to financing receivables of RMB45.1 million (US$6.9 million) for the year ended December 31, 2020.

If we take credit risk and our credit assessment and risk management system are not effective, we may suffer material unexpected losses, which would harm our financial performance.

Limitations on credit enhancement may adversely affect our access to funding.

In the fourth quarter of 2017, we started to provide credit enhancement through our variable interest entities for loans that we facilitate with certain financial partners. However, the Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, and the Implementation Plans of Internet Micro Finance Companies both prohibit financial institutions from accepting credit enhancement services provided by institutions with no relevant qualifications. We cannot assure you that the arrangements between our subsidiaries and our financial partners would be deemed to be in compliance with those requirements. If we were no longer allowed to continue with our current business practices in this regard, we would need to make adjustments to ensure compliance with relevant laws and regulations, including securing qualified sources to provide credit enhancement services for the borrowers. However, it is uncertain whether our financial partners would accept such adjustments on commercially reasonable terms. As of the date of this annual report, we have cooperated with two independent guarantee companies to provide credit enhancement services to the end users of our financial partners. In our cooperation with these independent guarantee companies, they provide guarantees to the end users of our financial partners, but if they fail to perform their obligations to provide guarantees, we will, instead, provide supplementary guarantees to our financial partners. We currently do not expect to cooperate with additional independent guarantee companies due to our strategic shift of business focus towards providing digital-centric services and optimizing our product matrix and organizational structure. Moreover, due to the lack of interpretation and implementation rules and the fact that the applicable laws and regulations are rapidly evolving, we cannot assure you that we would not be required to make further changes to our business model in the future. If any of the foregoing were to occur, our business, financial condition and results of operations could be materially and adversely affected.

We may be deemed to operate a financing guarantee business by the PRC regulatory authorities.

The State Council of China promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, effective October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantees to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee businesses. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate a financing guarantee business without such approval. If any entity violates these regulations and operates a financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$76,628) to RMB1,000,000 (US$153,257), and confiscation of any illegal gains, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

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

Circular 141 and the Implementation Plans of Internet Micro Finance Companies both prohibit third parties that cooperate with financial institutions and internet micro finance companies from directly charging any interest or fees to borrowers. In our cooperation with certain of our financial partners in the past, including micro finance companies and banks, we directly charged interest and fees to borrowers for loans funded by those financial partners. In response to Circular 141, we have gradually ceased this practice and only had limited additional loans under which we charge borrowers directly. For purpose of repayments to Jimu Box’s online platform lenders, the repayments from borrowers in connection with the remaining loans funded by Jimu Box has been collected through us and repaid to Jimu Box’s online lenders through custody bank account of Jimu Group. As the custody bank account of Jimu Group established for online lending platform business has been frozen following its insolvency and exit from online lending platform business in February 2020, in order to facilitate Jimu Box’s platform unwinding plan, we entered into an agreement with Jimu Group, under which we are obligated to transfer principal and interest collected from the borrowers to the party designed by Jimu Group for purpose of Jimu Box’s online borrowers repayment to lenders. Circular 141 and the Implementation Plans of Internet Micro Finance Companies are subject to further interpretation, and detailed implementation rules may be promulgated in the future. We cannot assure you that our current fee arrangements would be deemed to be in compliance with existing or new interpretations or rules. In the event that we are required to modify the current fee arrangements with our financial partners again, our financial partners may be unwilling to cooperate with us to make those adjustments on commercially reasonable terms, or at all. If any of the foregoing were to occur, our business may be materially and adversely affected.

Limitations on interest and fees that may be charged to borrowers may adversely affect our ability to collect fees.

In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court in 2015, or the Private Lending Judicial Interpretations (2015 version), agreements between a lender and a borrower for loans with annual interest rates below 24% are valid and enforceable. For loans with annual interest rates between 24% and 36%, the courts will likely refuse a borrower’s request for the return of the interest payment if the interest on the loans has already been paid to the lender, provided such payment has not damaged the interest of the state, the community or any third parties. If the annual interest rate of a private loan is higher than 36%, the obligation to make interests payment in excess of 36% is void and the court will uphold the borrower’s claim for the return of the excess portion to the borrower. The Certain Opinions Regarding Further Strengthening the Financial Judgment Work, issued by the Supreme People’s Court in August 2017, provide more detailed rules regarding the legal limits on interest and fees charged in connection with a loan and specify that intermediary service fees charged by an online lending intermediary to circumvent the statutory limit on interest rates for private lending will be held invalid. Circular 141 further clarifies that not just the interest but the total amount of interest and fees charged to borrowers must be within the limit set forth in the Private Lending Judicial Interpretations (2015 version).

In the past, the annual interest and fees charged to our customers in connection with the loans we facilitated may exceed 24% per year. Therefore, our customers may be entitled to refuse to repay the interest or fees in excess of 24% and the judicial authorities would be unlikely to uphold any claim for remedies that we might make, or they may make a claim for any excess that they paid over 36% per year and the judicial authorities may grant their claim. Since March 1, 2018, the annual interest and fees charged to our customers in connection with the loans we facilitate have been no more than 36% and, since September 1, 2019, such annual interest and fees have been no more than 24%.

On August 20, 2020, the Supreme People’s Court implemented a revised judicial interpretation, or the Private Lending Judicial Interpretations (2020 version), to amend and replace the Private Lending Judicial Interpretations (2015 version), which lowers the cap for the private lending interest rate. Under such Private Lending Judicial Interpretations (2020 version), the total annual percentage rates (inclusive of any default rate and default penalty and any other fee) exceeding four times that of China’s benchmark one-year loan prime rate, or the LPR, as published on the 20th of each month will not be legally protected. For example, based on the LPR of 3.85% as published on August 20, 2020, such cap would be 15.4%. The Private Lending Judicial Interpretations (2020 version) shall also apply to the first-instance cases involving private lending disputes accepted by the people’s courts after the implementation of such revised judicial interpretation.

In December 2020, the Supreme People’s Court issued the Official Reply to Issues on the Application of the Interpretations of the Supreme People’s Court of New Private Lending, or the Official Reply on the Application of Interpretations of New Private Lending. The Official Reply on the Application of Interpretations of New Private Lending confirms that any disputes arising from the relevant financial business conducted by the microcredit companies, financing guarantee companies, regional equity market, pawn enterprises, financial leasing companies, business factoring companies and local assets management companies that are supervised by the local financial supervision governmental authorities, shall not be subject to the Interpretations of the Supreme People’s Court of New Private Lending.

In March 2021, the People’s Bank of China, or the PBOC, issued Announcement No.3 to further clarify the method of calculating the “total annual interest rate.” According to Announcement No.3, the annualized rate of a loan shall be calculated as the annualized ratio of total costs (to the borrower) to the outstanding principal amount. The costs include interest and other fees and charges directly related to the loan. The amount of principal should be specified in the loan contract or other loan certificates. If the loan is repaid in installments, the outstanding principal amount should be the balance after each repayment. The calculation of the annualized interest rate may be based on compound interest or simple interest. The calculation based on compound interest is equivalent to that of the internal rate of return, and the simple-interest approach should be specified as such.

While the Private Lending Judicial Interpretations (2020 version) stipulates that it does not apply to licensed financial institutions, the PRC court’s prior rulings were inconsistent as to whether loans provided by certain financial institutions such as consumer financing companies would be subject to such interest cap. In addition, as the relevant laws and regulations are rapidly evolving, it is uncertain whether any new PRC laws, regulations or rules will be adopted so that the interest and/or fees charged by our institutional funding partners, including but not limited to microcredit companies, will be subject to any cap provided by any newly adopted laws or regulations.

Furthermore, if the cap of aggregated borrowing costs charged by licensed financial institutions is further lowered by any newly adopted, or by the application of any existing, laws, regulations or ruling, then the fees we charged to our institutional funding partners may, subject to further negotiation with our institutional funding partners, need to be lowered to reflect the adjustment of the aggregated borrowing costs. Should any of the foregoing occur, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

We are subject to the laws, regulations, rules and governmental policies governing campus online lending. To minimize our risk, with respect to our point-of-sale installment loans and personal installment loans, we have set the age threshold of our end users at 22. We have also implemented a number of measures for different loan facilitation scenarios, including the following: (i) our business partners will present to borrowers a commitment letter stating that the borrower is not a student and seek their confirmation before extending any point-of-sale installment loans; (ii) any loan request labeled with “student consumption” by our business partners in the point-of-sale installment loans will be rejected; (iii) any loan request generated by lenders identified as students by our financial partners or business partners through the China Credentials Verification system will be rejected; (iv) all the lenders who are between the age of 20 and 22 will be required to confirm whether they are students or not, and any loan request generated by those who have selected the option of “students” will be rejected; and (v) all of our credit lending services will not serve lenders below 22 years of age, who will be labeled as students or individuals with low repayment capabilities. However, we cannot assure you that the foregoing measures will be sufficient to enable us to fully comply with the laws, regulations, rules and governmental policies governing campus online lending. In the event that any Chinese governmental authority considers us to be conducting a campus online lending business, we will be subject to various liabilities and penalties such as rectification and cancellation of campus online lending products. Accordingly, our business, financial condition and prospects would be materially and adversely affected.

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

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to publicity regarding the online consumer finance industry and the evolving regulatory environment governing this industry in China. While we are not regulated as a financial service provider, we may be affected by PRC financial regulations as a result of the financial products on our platforms and our relationships with our financial partners. In addition, we may be associated with any negative publicity regarding those industries in which our financial and business partners operate. The tremendous growth of the online consumer finance industry has recently led to the offering of commercially unreasonable products in the marketplace from certain market players with questionable business ethics and practices. The peer-to-peer lending industry in China has experienced a number of defaults and bankruptcies since the summer of 2018, and a number of investors have lost significant sums of money as a result. The negative publicity has affected investor confidence and caused a sharp drop in loan volumes on peer-to-peer lending platforms across the industry. The number of peer-to-peer lending platforms fell from a high of around 6,000 in 2015 to only 344 by the end of 2019. In November 2019, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Guidelines on Transformation from Online Lending Information Intermediaries to Microcredit Company, pursuant to which online lending information intermediaries that conform to certain requirements may apply to transform to microcredit companies. The relevant transformation period shall not exceed one or two years in principle, depending on the outstanding business volume of and the terms of loans facilitated by such online lending information intermediaries. As a result of the foregoing, a number of Chinese companies operating in the online consumer finance industry who have listed their securities in the United States experienced significant volatility and sudden price declines. In November 2020, the CBIRC and PBOC released the Interim Measures for the Administration of Network Microcredit Companies Business (Draft) to solicit public comments, seeking to tighten the online consumer finance industry. See “—Limitations on micro finance companies and online lending information intermediaries may adversely affect our access to funding.”

These laws and regulations have imposed stringent requirements on the operation of peer-to-peer online lending platforms. Although how these requirements will be interpreted and implemented is still unclear, it is likely that more stringent laws and regulations will be issued and adopted to further regulate related businesses. As a result of the stringent and evolving regulatory environment, online consumer finance industry in China is facing great challenges and shrinking in size. The regulatory environment of the online consumer finance industry may continue to evolve in response to factors beyond our control. Any rumors of or perceived changes to the regulations, even if proven to be untrue or completely unrelated or inapplicable to our business, may cause wide fluctuations in the trading price of our ADSs, and in certain cases significant declines, which could result in substantial losses to investors. See also “—Risks Relating to Our ADSs—The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.”

If any wealth management financial product or service on our platform or the business practices of us or any of our financial partners are deemed to violate any new or existing PRC laws or regulations, our business, financial condition and results of operations could be materially and adversely affected.

Financial products and financial service providers are strictly regulated in China. While we are not regulated as a financial service provider, we may be affected by PRC financial regulations as a result of the wealth management financial products on our platform and our relationships with our financial partners. If any financial product on our platform is deemed to violate any PRC laws or regulations, we may be liable for distributing the product or assisting in offering the product on our platforms, even if we are not its direct provider. If any of our financial partners is deemed to violate any PRC laws or regulations, we may be jointly liable due to the services or solutions we provide. We may have to remove financial products from our platforms or terminate our relationships with financial partners. As a result of any of the foregoing, our business, financial condition and prospects will be materially and adversely affected.

We generate a significant proportion of our revenues through a limited number of business partners.

We generate a significant proportion of our total revenues through a limited number of business partners. We generated 36.1%, 43.6% and 49.9% of our total revenues through cooperation with our top five business partners in 2018, 2019 and 2020, respectively. Our partnerships with these business partners are not on an exclusive basis. In addition, our contracts with them typically have a duration of one year, with most of which providing for automatic renewal. If these business partners change their policies, terminate their partnership or do not renew their cooperation agreements with us, our business and result of operations may be materially and adversely affected. If we are not able to expand into new verticals and increase penetration in existing verticals to increase the number of our business partners, retain our existing business partners or renew our existing contracts with major business partners on terms favorable to us, our results of operations will be materially and adversely affected.

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

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19.

Since the beginning of 2020, the outbreak of COVID-19 has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China and globally. Normal economic life has been sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is significant uncertainty as to the future progress of the pandemic. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions.

The COVID-19 pandemic significantly impacted our operations and our business partners, particularly our business partners in the online travel agency and telecom industries. As a result of the pandemic and a series of challenges we encountered, including changes in market conditions, market regulations, external partners and management members, our loan volume in 2020 decreased by 83.2% compared with 2019. We have taken measures in response to the outbreak to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees and cancelling business meetings and travel. Furthermore, in part in response to the challenges, we are now shifting our business focus by increasing the digital-centric services and substantially reducing our risk-sharing services.

The COVID-19 pandemic may also affect our business, financial condition and results of operations for the full year 2021 to some extent. The extent to which this outbreak impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including new outbreaks of COVID-19, the severity of the disease, the success or failure of efforts to contain or treat the disease, and future actions we or the authorities may take in response to these developments.

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

We may fail to compete for business partners and financial partners against any of our current or future competitors. Furthermore, the COVID-19 pandemic has affected and may continue to affect our ability to compete effectively. Online consumer finance, wealth management and insurance are emerging industries in China. We enable our business and financial partners to provide innovative consumer finance, wealth management and insurance services to the users. With respect to consumer finance enablement, OneConnect shares a similar business model where it provides technology enablement services to business partners and financial partners, and we compete with respect to acquiring partners and customers. Other independent platforms also provide such enablement services to partners as one segment of their business. With respect to wealth management and robo-advisory enablement, we compete with companies such as Yingmi.cn. We also compete across consumer finance, wealth management and insurance with platforms affiliated with major internet companies and business ecosystems in China, such as Lexin, 360 DigiTech and QuantGroup. In addition, our business and financial partners may develop their own in-house capabilities that compete with the services we currently provide. Some of our larger competitors have substantially broader product or service offerings and greater financial resources to support their spending on sales and marketing. Current or potential competitors may have substantially greater brand recognition and may have more financial, research, marketing and distribution resources than we do. Our competitors may introduce platforms with more effective features, or services or solutions with competitive pricing or better performance. In addition, some of our competitors may have more resources to develop or acquire new technologies and react quicker to the changing demands of business partners and financial partners.

On February 7, 2021, the Anti-monopoly Committee of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. The Anti-Monopoly Guidelines for Internet Platforms mainly cover five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing administrative powers to eliminate or restrict competition. The Anti-Monopoly Guidelines for Internet Platforms prohibit certain monopolistic acts of internet platforms to preserve market competition and safeguard interests of users and undertakings participating in the internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance, such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displayed, using bundle services to sell services or products, and compulsory collection of unnecessary user data. As the Anti-Monopoly Guidelines for Internet Platforms were newly promulgated, it is uncertain to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties and need to adjust some of our business practice, which could be costly.

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

We have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. The Internet Finance Guidelines purport, among other things, to require internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Administrative Measures for Internet Finance Service Providers Regarding Anti-Money Laundering and Counter Terrorism Financing (Trial Version), or the Administrative Measures Regarding AML and CTF, require internet finance service providers to comply with certain anti-money laundering and counter terrorism financing requirements, including establishing an internal control system for anti-money laundering and counter terrorism financing, establishing a customer identification program, monitoring terrorist organizations and terrorists, monitoring and reporting suspicious transactions and preserving customer information and transaction records. The Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors, originally promulgated by the China Securities Regulatory Commission, or the CSRC, in August 2020, require independent fund sales institutions to comply with certain anti-money laundering requirements, including providing fund managers with necessary information for anti-money laundering, such as clients’ statutory basic identity information, as well as assistance in performing such relevant duties as anti-money laundering, counter-terrorism financing and due diligence on tax-related information in terms of non-resident financial accounts. The Notice on Anti-Money Laundering Operations of the Insurance Industry requires insurance brokerage agencies to establishing anti-money laundering internal control systems and provide assistance to public security departments and judicial authorities in investigations. There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, given that our anti-money laundering obligations in the Internet Finance Guidelines, the Administrative Measures Regarding AML and CIF, the Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors and the Notice on Anti-Money Laundering Operations of the Insurance Industry are not specified. Any new requirement under money laundering laws could increase our costs, and may expose us to potential sanctions if we fail to comply. Furthermore, our financial partners are required to have their own appropriate anti-money laundering policies and procedures as stipulated in the applicable anti-money laundering laws and regulations, and our other funding sources may also be required to comply with the applicable anti-money laundering laws and regulations. If we or any of our financial partners or other funding sources fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of technology enablement platforms for the financial service industry, such as those that arise from any failure of other internet finance service providers to detect or prevent money laundering activities, could compromise our image or undermine the trust and credibility we have established. If any of the foregoing were to occur, our reputation, business, financial condition and results of operations might be materially and adversely affected.

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

In addition, we engage in internet-based microcredit business through Ganzhou Aixin Network Micro Finance Co., Ltd. (formerly known as Ganzhou Jimu Micro Finance Co., Ltd.), or Ganzhou Aixin Micro Finance, which holds an internet micro lending license to operate small loan business. However, since the regulatory regime and practice with respect to network microcredit companies are evolving in recent years and subject to uncertainties, we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain or renew the license. For example, in November 2020, the CBIRC and the People’s Bank of China released the Interim Measures for the Administration of Network Microcredit Companies Business (Draft) to solicit public comments. The draft measures make it clear that internet-based microcredit business shall be carried out mainly within the provincial administrative areas in which the entity is registered and shall not cross provincial borders without prior approval. The registered capital of an entity operating internet-based microcredit business within a province shall be no less than RMB1 billion and shall be one-time paid-in monetary capital. The registered capital of an entity operating network microcredit cross provinces shall be no less than RMB5 billion and shall be one-time paid-in monetary capital. The draft measures would also establish a three-year transition period, during which entities operating cross-provincial network microcredit businesses without approval will be phased-out. We cannot assure you that Ganzhou Aixin Micro Finance will be able to maintain or renew its microcredit license if the draft measures are enacted in the current form. If we are unable to maintain or renew the microcredit license or obtain any other requisite approvals, licenses or permits, our business, financial condition and results of operations would be materially and adversely affected.

Jimu Group’s insolvency and inability to repay the loans we extended to it may cause us to be unable to meet our obligations as they come due, and we may not be able to obtain additional capital when desired, on favorable terms or at all.

Our consolidated financial statements have been prepared on a going concern basis. As of December 31, 2019, we had RMB748.4 million in current amounts due from Jimu Group and RMB117.6 million in non-current amounts. Since Jimu Group became insolvent and announced its exit from the online lending platform business in February 2020, we determined that it was probable that the amounts due from Jimu Group were not collectible or recoverable. As of December 31, 2019, we made a provision of RMB856.0 million for the amount due from Jimu Group. We made an additional provision of RMB7.8 million (US$1.2 million) for the year ended December 31, 2020. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group—Cash Advances and Loan Agreements” for more details. Although we anticipate that our current cash will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months, the loss of this capital may impair our ability to invest in facilities, hardware, software and technological systems, retain talent, or expand our business. Our total current assets decreased from RMB1,160.0 million as of December 31, 2019 to RMB720.9 million (US$110.5 million) as of December 31, 2020. Due to the unpredictable nature of the capital markets and the industries in which we operate, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience unfavorable operating results. If adequate capital is not available to us as required, our ability to fund our operations, expand our business, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. In such an event, there may also be doubt as to our ability to continue as a going concern. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

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

We and certain of our directors and officers have been named as defendants in a shareholder class action, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We are vigorously defending against the shareholder class action described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuit should our initial defense be unsuccessful. We filed a motion to dismiss on April 16, 2021 and are awaiting plaintiff’s opposition, due in mid-June. We plan to submit our reply brief by July 15, 2021. This action remains in its preliminary stage, and we are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuit, if it proceeds. We cannot guarantee that we will not be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle the lawsuit on unfavorable terms. Any adverse outcome of the lawsuit, including any plaintiffs’ appeal of the judgment, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operations, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

If we fail to comply with laws and contractual obligations related to data privacy and protection, our business, results of operations and financial condition could be materially and adversely affected.

We have access to a large amount of data and personal information of our end users, including financial information and personally identifiable information. While we have security measures in place to protect our end-users’ data, our solutions and underlying infrastructure may in the future be materially breached or compromised as a result of the following:

•

third-party attempts to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information to gain access to our user’ data, our data or our IT systems;

•	•efforts by individuals or groups of hackers and sophisticated organizations;

•	cyberattacks on our internally built infrastructure;

•	vulnerabilities resulting from enhancements and upgrades to our existing solutions;

•	vulnerabilities in third-party infrastructure and systems and applications that our solutions operate in conjunction with or are dependent on;

•	vulnerabilities existing within newly acquired or integrated technologies and infrastructure;

•	attacks on, or vulnerabilities in, the many different underlying networks and services that power the internet that our solutions depend on, most of which are not under our control; and

•	employee or contractor errors or intentional acts that compromise our security systems.

These risks are mitigated, to the extent possible, by our ability to maintain and improve business and data governance policies, enhanced processes and internal security controls, including our ability to escalate and respond to known and potential risks. Although we have developed systems and processes designed to protect our users’ data, we can provide no assurance that such measures will provide absolute security. For example, our ability to mitigate these risks may be affected by the following:

•	vulnerabilities in third-party infrastructure and systems and applications that our solutions operate in conjunction with or are dependent on;

•	vulnerabilities existing within newly acquired or integrated technologies and infrastructure;

•	attacks on, or vulnerabilities in, the many different underlying networks and services that power the internet that our solutions depend on, most of which are not under our control; and

•	employee or contractor errors or intentional acts that compromise our security systems.

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

While we strive to predict the likelihood of default of a user through our credit assessment models, we may not accurately predict a user’s actual creditworthiness because we may receive outdated, incomplete or inaccurate data. While we verify information obtained from third parties through data source credential evaluation and online and offline test evaluations in an effort to ensure reliability and efficacy, such measures may not turn out to be effective in eliminating low quality and inaccurate data. Low quality or inaccurate data could materially affect the accuracy and validity of our assessment capability, services and solutions, which could adversely affect our reputation and financial performance.

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

Our business of facilitating the offer of financial products by our partners to users constitutes an intermediary service, and our contracts with partners and users are intermediation contracts under the Civil Code of PRC. Under the Civil Code of PRC, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of the proposed contract and so harms the client’s interests may not claim any service fee for its intermediary services and is liable for any damage incurred by the users. Therefore, if we fail to verify the truthfulness of the information provided by or in relation to our users and to actively detect fraud, we could be subject to liability as an intermediary under the Civil Code of PRC, and our results of operations and financial condition could be materially and adversely affected.

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

In September 2019, Mr. Wei resigned from his position as chairman of the board of directors but remains on our board of directors. Mr. Jun Dong was elected as the new chairman of the board of directors and has been named as the acting chief executive officer for the duration of Mr. Wei’s absence. In August 2020, Dr. Victor Huike Li was appointed as chief executive officer and director of our company. Mr. Wei Wei tendered his resignation as our chief executive officer for health reasons, and Mr. Jun Dong resigned from his position as our acting chief executive officer as a result of Dr. Li’s appointment. Both Mr. Wei and Mr. Dong will continue to serve on our board of directors following their resignations from our management. In January 2021, Mr. Ziwei Zhang resigned from his position as our chief marketing officer for personal reasons. In January 2021, Mr. Jiacheng Liu resigned from his position as our independent director for personal reasons. Ms. Xueping Ning was appointed as a successor independent director to serve on our board of directors, replacing Mr. Liu. Any future changes in our management composition may disrupt our business operations, and our financial condition and results of operations may be adversely affected.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the years ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2020, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC. This material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. For details, see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

We are subject to rules and regulations by various governing bodies, including, for example, the U.S. Securities and Exchange Commission, or the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

We maintain various insurance policies to safeguard against risks and unexpected events. Additionally, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Meanwhile, we provide supplemental commercial medical insurance for all of employees. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain any property insurance policies covering equipment and other properties that is essential to our business operations, nor do we maintain business interruption insurance, general third-party liability insurance, product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, as provided in the Special Management Measures for Foreign Investment Access (Negative List) (2020 version), foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with certain exceptions relating to e-commerce business, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Provisions on the Administration of Foreign Invested Telecom Enterprise. Our online mutual fund distribution platform, Hongdian, which is operated by Beijing Hongdian, our variable interest entity, has obtained certain value-added telecommunications service license for its operations from the Beijing Administration of Telecommunications in March 2018, which will remain valid until June 2021.

Under current PRC laws and regulations, foreign-invested companies engaged in the onshore insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises. Specifically, according to the Service Guide for the Establishment and Examination and Approval of Insurance Brokers, published by the CBIRC in August 2019, foreign shareholders of a Chinese Insurance Broker shall be (i) foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; and (ii) have total assets of more than US$200 million at the end of the year preceding the investment application in a Chinese brokerage business. Our PRC subsidiaries and their subsidiaries may not in practice meet all the requirements. Therefore, even though the insurance brokerage industry falls within the permitted category under the Catalogue of Industries for Encouraging Foreign Investment and the Negative List, we opted for a variable interest entities structure instead of direct ownership. Myfin Insurance Broker Co., Ltd., or Beijing Myfin, a subsidiary of one of our variable interest entities, Pintec Jinke (Beijing) Technology Information Co., Ltd., or Beijing Jinke, has obtained the license for insurance brokerage issued by the Beijing Bureau of the CBIRC, which allows Beijing Myfin to conduct onshore insurance brokerage business within the territory of the PRC and will remain valid until June 2022. Current PRC regulations relating to foreign investments in the onshore insurance brokerage business in China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our onshore insurance brokerage business.

According to the Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors, any foreign shareholder of an independent fund distributor must be a financial institution established under the laws of the country or region where it is located and legally existing while having asset management or investment consulting experience, and the securities regulator of the country or region where it is located shall have executed a memorandum of regulatory cooperation with the CSRC or other institutions recognized by the CSRC, and maintains an effective regulatory cooperation relationship therewith. Our subsidiaries may not in practice meet all the requirements. As a result, it is difficult for our PRC subsidiaries or their subsidiaries, as foreign-invested companies and subsidiaries of foreign-invested companies to apply for a fund distribution license. Our variable interest entity Beijing Hongdian has obtained the license relating to the publicly raised securities investment fund distribution business issued by the CSRC, which allows Beijing Hongdian to conduct both publicly raised securities investment fund distribution business and privately-raised investment fund distribution business. Current PRC regulations relating to foreign investments in the fund distribution business in China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our fund distribution business, and the robo-advisory service business, in most cases, provided by Xuanji Intelligence (Beijing) Technology Co., Ltd. to Beijing Hongdian according to the business cooperation.

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

The equity interests of each of our variable interest entities are held, directly or indirectly, by one or more of Ms. Xiaomei Peng, Mr. Wei Wei, Mr. Wei Hu, Mr. Yudong Zheng and Mr. Xin Sun. These shareholders may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, the existing contractual arrangements, which would have a material adverse effect on our ability to effectively control our variable interest entities and their subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise all of their shareholders’ rights and shareholder voting rights pursuant the power of attorney, and exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in our variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. In addition, these shareholders shall not dispose their interests or rights in the variable interest entities without our prior consent. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2021 is likely to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit a formal application, which will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our affiliated entities or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations, and we may not be able to recover our loss due to such misuse or misappropriation if the third party relies on the apparent authority of such employees and acts in good faith.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to filing or registration with the relevant governmental authorities in China. In addition, any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and each of our PRC subsidiaries may not procure loans which exceed its statutory limit. Any medium or long-term loan to be provided by us to our variable interest entities must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. In addition, SAFE regulations prohibit foreign-invested enterprises from using Renminbi funds converted from its foreign exchange capital for expenditure beyond their business scope, securities, investment (except for guarantee products issued by banks), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for their own use. These regulations may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations. On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, originally adopted by six PRC regulatory agencies in 2006, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-monopoly law enforcement agency shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for Internet Platforms, which stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our potential acquisitions of other entities that we may make in the future (whether by ourselves, our subsidiaries or through our variable interest entities) and that meets the criteria for declaration may be required to be reported to and approved by the anti-monopoly law enforcement agency, and we may be subject to penalties, including but not limited to a fine of no more than RMB500,000 if we fail to comply with such requirement. In addition, the security review rules issued by the Ministry of Commerce that became effective in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We have 252,411,711 Class A ordinary shares and 50,939,520 Class B ordinary shares outstanding as of March 31, 2021, including 217,693,819 Class A ordinary shares represented by ADSs. All of our ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The lockup agreement that our directors and executive officers and all of our pre-IPO shareholders signed with the underwriters of our initial public offering expired on April 23, 2019, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of our ADSs on the Nasdaq Global Market has been low, so sales of even relatively small amounts of our ADSs in the public market could adversely affect the market price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

As of March 31, 2021, our three core founders, Mr. Wei Wei, Mr. Jun Dong and Ms. Xiaomei Peng, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 16.8% of our total issued and outstanding share capital and 75.2% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business, including through potential merger and acquisition opportunities. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such taxable year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets.

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

We believe our income from and assets used in the installment-sale business are treated as passive under the PFIC provisions. Based on our current income and assets and the value of our ADSs, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2020. Accordingly, U.S. Holders should consult their tax advisors regarding the advisability of making a mark-to-market election (as described in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules”). Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may continue to be classified as a PFIC for our taxable year ending December 31, 2021. Under circumstances where revenues from our installment sale business or other activities that produce passive income increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending December 31, 2021 and in future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. If we are so classified during a U.S. Holder’s holding period, our ADSs or ordinary shares will generally continue to be treated as shares in a PFIC for all succeeding taxable years during which such U.S. Holder holds our ADSs or ordinary shares, even if we cease to be a PFIC, unless certain elections are made. See the discussion under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax considerations of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making certain elections.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets .

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer, we are permitted under the Nasdaq Stock Market Rules to follow home country corporate governance practices. Specifically, we do not have a majority of independent directors serving on our board of directors. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market Rules’ corporate governance listing standards applicable to U.S. domestic issuers. See “—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.”

In addition, we conduct substantially all of our business operations in emerging markets, including China, and substantially all of our directors and senior management are based in China. The SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action based on securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands company with limited liability that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to continue to rely on home country practice with respect to our corporate governance. Specifically, we do not have a majority of independent directors serving on our board of directors. For details, please refer to “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.” As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq rules applicable to U.S. domestic issuers.

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

In March 2019, we purchased 100% of the equity of Ganzhou Aixin Micro Finance from Jimu Group. The purchase price of RMB230 million (US$35 million) was netted against amounts due to us from Jimu Group. The purchase price was supported by a fairness opinion issued by a third-party valuer. Because Ganzhou Aixin Micro Finance holds a license to operate a small loan business, we believe that we can use this entity to develop and operate pilot programs for new service offerings to complement our existing services offerings. The addition of small loan services to our service scope will also allow us to further enhance our data collection capabilities and provide our partners and customers with more robust financial solutions going forward.

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

On April 30, 2020, Pintec Beijing, Xuanji Intelligence (Beijing) Technology Co., Ltd., or Beijing Xuanji, and Beijing Xuanji’s two nominee shareholders entered into an agreement to terminate the VIE agreements entered into during the Reorganization. Immediately after this termination agreement, pursuant to the equity interest transfer agreements, Beijing Xuanji’s two nominee shareholders shall transfer 80% and 20% of Beijing Xuanji’s equity interests to a third party and Shenzhen Xiaogang Technology Co., Ltd, or Shenzhen Xiaogang, respectively. The consideration for the 80% of Beijing Xuanji’s equity transfer to the third party was RMB24 million. Meanwhile, this third party entered into a two-year concerted action agreement to vote in accordance with Shenzhen Xiaogang’s decision. The equity interest transfer agreements were subsequently cancelled. On June 1, 2020, the above parties entered into a supplementary agreement, pursuant which all the 80% of the equity interests in Beijing Xuanji to be transferred to the third party shall be transferred to Shenzhen Xiaogang, and Shenzhen Xiaogang shall purchase such equity interests at the consideration originally provided in the equity interest transfer agreements.

On September 25, 2020, we held an extraordinary general meeting of shareholders, or the 2020 EGM. At the 2020 EGM, the shareholders resolved that: (i) our authorized share capital be increased and amended to US$250,000, divided into 2,000,000,000 shares of a par value of US$0.000125 each, comprising of (i) 1,750,000,000 Class A ordinary shares and (ii) 250,000,000 Class B ordinary shares; and; and (2) our Third Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum of Association and Articles of Association.

On October 22, 2020, we closed the acquisition of all the outstanding equity interests in Yinchuan Chuanxi Technology Co., Ltd., or Chuanxi Technology, from Ningxia Fengyin Enterprise Management Consulting LLP, or Ningxia Fengyin, for a total consideration of RMB400 million (US$61.3 million), or the Consideration, pursuant to certain equity transfer agreements dated as of October 22, 2020. Chuanxi Technology currently does not have any employee or engage in any business activities. By closing the acquisition, we obtained control over Chuanxi Technology as well as RMB400 million in its bank account. Pursuant to the agreements, to satisfy the payment obligation for the Consideration, we have issued a warrant to Otov Alfa Holdings Limited, an entity designated by Ningxia Fengyin, to purchase, in a private placement, up to 320,036,576 of our Class A ordinary shares. The number of shares is calculated by the U.S. dollar equivalent of the Consideration divided by US$0.1857 per share, which is equivalent to US$1.30 per ADS, representing approximately a 25.0% premium to the 45-day volume weighted average price of the ADSs. The warrant is exercisable immediately at the par value per share and will expire on the third anniversary of the issuance date. As of the date of this annual report, the warrant has not been exercised.

On January 21, 2021, Pintec Beijing renewed the contractual arrangements with Beijing Jinke due to a change in Beijing Jinke’ shareholding structure.

On April 2 2021, we called an extraordinary general meeting of shareholders, or the 2021 EGM, to be held on May 7, 2021 to consider and vote on two proposals including that: (i) our authorized share capital be changed to US$250,000, divided into 2,000,000,000 shares of a par value of US$0.000125 each, comprising of (i) 750,000,000 Class A ordinary shares, (ii) 250,000,000 Class B ordinary shares, and (iii) 1,000,000,000 shares of no specific class of a par value of US$0.000125 each, by the re-designation of 1,000,000,000 authorized but unissued Class A ordinary shares as shares of no specific class; and (2) our Fourth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association. On April 7, 2021, we announced that the venue for the 2021 EGM will be change to Conference Room B, Floor 1, Grand Metro Park Conference Center Long Xi Beijing, Building 7, No.55 Longhua Avenue, Daxing District, Beijing.

On April 9, 2021, we entered into an agreement to acquire all the equity interest in Riche Bright Securities Limited, or RB, a securities brokerage firm based in Hong Kong. RB is a registered securities dealer with the Securities and Futures Commission of Hong Kong under a Type 1 license. In connection with the acquisition, we agreed to issue 35,000,000 non-voting ordinary shares to RB’s original shareholder as the consideration for the sale of RB’s equity interest. On April 12, 2021, we entered into an agreement to acquire all of the equity interest in Shenzhen Jishengtai Technology Co. Ltd., or JST, which is a securities technology firm based in Shenzhen, China and the backbone technology team of RB. In connection with the acquisition, we agreed to issue certain non-voting ordinary shares, consisting of a fixed base of 38,098,200 shares and an additional maximum of 45,098,200 shares subject to downward adjustment based on certain performance target on RB, to JST’s original shareholders as the consideration for the sale of JST’s equity interest. The consideration shares for these two acquisitions will be issued in reliance upon an exemption or exclusion from the registration requirement under Section 5 of the Securities Act of 1933, as amended. We expect to consummate these transactions in May 2021.

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

We have rapidly expanded our scale and built a valuable, diverse and broad network of both business and financial partners since our inception to 2018. In 2019, we deepened our cooperation with certain business partners that have a large number of online visitors and high-quality end users. Our solutions combine diversity on both sides, enabling us to meet a wide range of needs and creating a strong network effect for our business and financial partners as well as for their users. In 2020, we optimized our product matrix by focusing on developing high-quality products with case scenarios for renowned business partners such as Ctrip and BestPay. We believe that the optimization of our product structure has helped boost the overall quality of our partnership base and further incentivized financial institutions to cooperate with us through profit-sharing partnership models. We have continued to forge more partnerships with leading financial institutions and maintained relationships with 18 cooperative funding partners, including self-owned micro-finance and factoring partners.

Our Business Partners

Our business partners include both online and offline businesses and both consumer-facing and business-facing ones. We cover a wide range of industry verticals including online travel, e-commerce, telecommunications, online education, SaaS platform, financial technology, internet search, and online classifieds and listings. We provide point-of-sale lending solutions to 15 business partners, including Qunar, Ctrip, BestPay and Vip.com. In addition, we provide personal installment lending solutions to 13 business partners, including Ctrip and BestPay, and SME lending solutions to three business partners. As of December 31, 2020, we provided wealth management solutions to 14 business partners, including Xiaomi, Bank of Jiangxi and Guoyuan Securities. Several of our partners have adopted multiple types of solutions, and as we deepen our relationships with our partners, we expect more of them to do so. The extent of our cooperation ranges from channel partnership and user acquisition to end-to-end full-service solutions. Because our business partners’ end users constitute the pool of potential borrowers for the loans that we facilitate, we are selective in our choice of business partners in order to maintain quality and manage risk.

Our Financial Partners

We had 100 financial partners as of December 31, 2020. These include 18 lending solutions partners, 71 wealth management partners and 11 insurance solution partners.

Lending solutions partners

Lending solutions partners provide the funds for the loans that we facilitate.

Jimu Box, which is the online consumer finance platform operated by Jimu Group, was the single largest funding source for loans facilitated through our platform since our inception to 2018. Jimu Box was the funding source for 62%, 24% and 4% of the outstanding loans facilitated through our platform as of December 31, 2018, 2019 and 2020, respectively. We did not have any further funding from Jimu Box since March 2020. For our relationship with Jimu Box and the Jimu Group in general, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.” We do not cooperate with any other online consumer finance platforms aside from Jimu Box.

A number of financial partners provide funding directly to borrowers for loans that we facilitate, including Bank of Hangzhou Consumer Finance Company, Guotou (Ningxia) Internet Micro Credit, Fullerton Credit and aiBank. Financial partners providing non-structured direct funding were the funding source for 25%, 62%, and 83% of the outstanding loans facilitated through our platform as of December 31, 2018, 2019, and 2020, respectively. Direct funding is now the largest source of funds for the point-of-sale installment loans facilitated through our platform. Ganzhou Aixin Micro Finance, a licensed micro finance company which we acquired from Jimu Group in March 2019, also provides certain financing for personal installment loans. We have also entered into strategic business cooperation with Fullerton Credit, a group of micro loan companies wholly owned by Fullerton Financial Holdings Pte. Ltd.

We have worked with a variety of financial partners on trusts and other structured finance since 2017. In 2020, we worked with Yunnan Trust on trusts and other structured finance. Trusts and other structured finance were the funding source for 10%, 11%, and nil of the outstanding loans facilitated through our platform as of December 31, 2018, 2019, and 2020, respectively. The trusts are administered by third-party trust companies, and they invest in personal and business installments loans that we recommend. We purchase subordinated tranches to provide credit support. The financing receivables due from the borrowers of the personal and business installment loans and the loan payables to the third party investors of the trust units are recorded on our balance sheet as financing receivables and funding debts, respectively. Trusts and other structured finance were an important source of funding for us in 2018 and 2019.

The table below sets forth the funding from different types of financial partners for our lending solutions in terms of outstanding loans as at December 31, 2018, 2019 and 2020.

	As of December 31,
	2018			2019	2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Online consumer finance platform	3,593,302	61.9%	801,676	24.3%	21,141	3,240	3.6%
Non-structured direct funding	1,479,166	25.5%	2,041,729	61.8%	488,823	74,915	82.9%
Trusts and other structured finance	592,642	10.2%	359,981	10.9%	20,573	3,153	3.5%
Unsecured general loan and others(1)	137,924	2.4%	98,511	3.0%	59,147	9,065	10.0%

Total	5,803,034	100.0%	3,301,897	100.0%	589,684	90,373	100.0%

(1)

Others includes receivables held by Ganzhou Aixin Micro Finance and Minheng before those receivables are funded by our financial partners and those receivables that have been delinquent within 90 days and repurchased by us but not yet written off.

Wealth management solutions partners

Our wealth management financial partners provide various mutual fund products and asset management products, accessible from our and our business partners’ platforms. We enable our wealth management financial partners to distribute those products to the user bases of our business partners. Our 71 wealth management financial partners include such well-known names in China as Guangfa Asset Management, Guotai Asset Management and Penghua Fund Management. We distributed RMB3,284.7 million, RMB1,466.2 million, and RMB509.3 million (US$78.1 million) of wealth management products as measured by total value in 2018, 2019 and 2020, respectively, by means of our wealth management solutions. We provide financial solutions that enable our financial partners to efficiently expand the scope of their products and services and extend them to a wider user base.

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

Borrowers

We facilitate loans by our lending solutions partners primarily to individuals. We apply advanced credit assessment models to profile loan applicants and allocate the approved cases to our lending solutions partners according to their risk appetite. We are also expanding our lending solutions to help our lending solutions partners target SMEs and their owners. From our inception through December 31, 2020, we have facilitated a cumulative total of approximately RMB47.8 billion (US$7.3 billion) in loans by our lending solutions partners. The cumulative number of borrowers who have utilized the solutions we provide to our lending solutions partners has grown to close to 6.9 million as of December 31, 2020.

A geographically diverse set of borrowers stretching across 468 cities and counties in China have borrowed loans from our lending solutions partners using our solutions. The top three cities in terms of borrowers accounted for only approximately 4.7% of all such borrowers as of December 31, 2020. Approximately 43.9 million individuals have registered on our system with their name, government-issued identification number and mobile phone number. According to the information provided to us by these individuals, approximately 54.5% are between the ages of 22 and 30 and another 25.8% are between the ages of 30 and 35.

Investors

We have experienced initial success in terms of both the number of investors and the investment amount per investor since we launched Hongdian and Polaris. As of December 31, 2020, over 293,000 cumulative retail investors on Hongdian and Polaris had made transactions on our platforms, with an average amount under management of over RMB1,054 (US$162) per user compared to that of RMB5,080 as of December 31, 2019, primarily due to the business suspension of certain of Polaris’s financial partners as a result of the licensing requirements under newly promulgated regulations.

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

Our point-of-sale financing solutions enable our business partners to make installment purchase loans available to their customers. Our point-of-sale lending solutions facilitate the purchase of online travel products and services such as air tickets and hotel room reservations on travel sites such as Qunar and Ctrip, consumer products on e-commerce websites such as Vip.com, and mobile devices and services such as BestPay provided to China Telecom’s customers. Our business partners typically integrate our lending solutions in the payment stage of a transaction, offering end users installment payment options when they satisfy our pre-screening procedures and certain criteria stipulated by our business partners. An end user who selects the installment payment option is guided through the application process and can use the approved credit line to finance his purchase from our business partner. End users have the option to choose different combinations of terms which are agreed with our business partners, and our system will automatically calculate monthly payments and service fees. In 2018, 2019 and 2020, the total volume of point-of-sale installment loans we facilitated was approximately RMB4.5 billion, RMB2.4 billion, and RMB0.3 billion (US$46.0 million), respectively. Our point-of-sale lending solutions function as a virtual credit card featuring a one-month interest free period and flexible installment terms. We believe such features are attractive to end users and enhance user experience. The weighted average APR for point-of-sale installment loans outstanding more than a month was 11.7% of the principal amount in 2020. The application process of point-of-sale installment loan products are easy and simple, supported by intuitive user interface. The following are screenshots of the application process for Qunar point-of-sale installment loans.

Personal Installment Loan Solutions

We offer personal installment loan solutions to our financial and business partners on our business partners’ platforms or through our own traffic entry points. Our personal installment loan solutions enable our business partners to make unsecured personal credit available to their customers. All loans are funded by our lending solutions partners and end users access the loans through the mobile apps or websites of our business partners or our own traffic entry points. We help our lending solutions partners determine the amount of the credit line for each customer based on the result of our credit assessment. The initial credit line is typically between RMB500 (US$77) and RMB100,000 (US$15,326). As end users start building their credit history with us, they will gradually get access to higher credit lines and more favorable credit terms. Normally, each drawdown on the credit line must be individually approved, but we can provide solutions to our lending solutions partners that permit end users to draw down multiple loans without additional approval as long as the aggregate outstanding balance of the loans does not exceed the approved credit limit. The loan proceeds are transferred to the user’s bank account when the loan is drawn down. We charge our financial partners technical service fees. In 2020, approximately 1,291,400 customers were approved for personal installment loan credit lines with an average credit limit of approximately RMB7,004 (US$1,073) through solutions that we provided to lending solutions partners. The aggregate amount of credit lines approved was RMB53.2 billion, RMB60.3 billion, and RMB60.3 billion (US$9.2 billion), respectively, and the amount outstanding was RMB3.8 billion, RMB2.2 billion, and RMB0.3 billion (US$46.0 million) as of December 31, 2018, 2019 and 2020, respectively.

We stopped facilitating offline personal installment loans in the fourth quarter of 2018.

Business Installment Loan Solutions

We offer business installment loan solutions to our business partners on their platforms or on our own platform under the “Dumiao” brand. Our business installment loan solutions enable our business partners to arrange financing for their customers. These business partners are typically online platforms that provide goods and services to sole proprietors and to SMEs and possess significant data about their customers which can aid credit assessment. These borrowers include both online merchants and owners of traditional enterprises in various industries such as manufacture, retail and wholesale, dining, transportation and other service industries. Such businesses usually have annual sales turnover up to RMB70 million (US$11 million). The loans are intended to be used for business purposes such as to expand operations, purchase inventory or meet day-to-day operational cash flow needs. The business installment loan products are unsecured and repayable in installments ranging from three months to 24 months, with loan size ranging from RMB1,000 (US$153) to RMB1,000,000 (US$153,257). Because we build our end-to-end solution and credit assessment system for business installment loans specifically to evaluate SME creditworthiness on the basis of our massive big data storage, an application is typically approved within 15 minutes, as compared to a few days or weeks by traditional financial institutions. The total volume of business installment loans we facilitated was approximately RMB1,221.3 million, RMB781.6 million, and RMB122.8 million (US$18.8 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

The table below sets forth certain information about the loans we have facilitated in 2020.

	Point-of-sale Installment Loans	Personal Installment Loans	Business Installment Loans

Loans facilitated	RMB269.2 million (US$41.3 million)	RMB1,453.1 million (US$222.7 million)	RMB124.2 million (US$19.0 million)
Outstanding loans as of December 31, 2020	RMB263.3 million (US$40.4 million)	RMB254.6 million (US$39.0 million)	RMB69.9 million (US$10.7 million)
Loan size	RMB1,000 to RMB50,000 (US$153 to US$7,663)	RMB1,000 to RMB200,000 (US$153 to US$30,651)	RMB1,000 to RMB1,000,000 (US$153 to US$153,257)
Average loan size(1)	RMB806 (US$124)	RMB25,235 (US$3,867)	RMB49,666 (US$7,612)
Loan term	1 to 24 months	3 to 12 months	3 to 12 months
Average loan term(2)	5.3 months	6.0 months	10.7 months
Weighted average APR(3)	11.7%	19.9%	16.1%

(1)	Average loan size is calculated as the total amount of loans facilitated in the period divided by the total number of loans facilitated in the period.
(2)	Average loan term is weighted by loan origination amount for each loan originated in the period.
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

Wealth Management Solutions

Our wealth management solutions include product distribution and robo-advisory modules.

Hongdian fund distribution solution. Our Hongdian solution enables our partners to offer and distribute mutual fund products to their customers, either under our Hongdian brand or as a white label solution. Registered end users can select a variety of mutual fund products through our platform’s website and mobile applications or our partners’ platforms, which are sourced from our financial partners. All of the mutual fund products that are available to retail investors on Hongdian are publicly listed for trading in China and are regulated by the CSRC. As of December 31, 2020, we had partnered with 71 fund management companies and listed over 4,000 different mutual fund products on Hongdian. The wealth management service fee primarily consists of commission fees charged to third-party asset management companies for participating in our online wealth management platform. We operate Hongdian through Beijing Hongdian, our variable interest entity, which possesses a brokerage license to conduct an investment fund sales business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Fund Sales Business.”

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

We charge investment management fees and portfolio rebalancing fees to users. As of December 31, 2020, we had facilitated transactions for approximately 300,000 cumulative unique investors through our wealth management solutions with a cumulative transaction amount of RMB8.4 billion (US$1.3 billion), as compared to over 200,000 cumulative unique investors and a cumulative transaction amount of RMB7.3 billion as of December 31, 2019.

Insurance Solutions

Myfin insurance solution. We launched our Myfin solution in July 2016. Myfin enables our partners to offer and distribute insurance products to users of our Dumiao App under our Myfin brand. We are still in the early stages of developing this business. We had insurance premiums of RMB7.3 million (US$1.1 million) and served 324 thousand end users in 2020, as compared to insurance premiums of RMB8 million and 105 thousand end users in 2019. As of December 31, 2020, we provided insurance solutions to 11 insurance companies, as compared to two insurance companies as of December 31, 2019. We used to solicit businesses for our insurance solutions primarily through cross-selling through retail credit channels. Starting from 2020, we have strategically shifted to follow a market-oriented approach in promoting our insurance solutions instead of relying on cross-selling and have experienced a decline in related revenues. We believe that, along with our efforts in enriching Myfin’s key features and use cases, our insurance solutions will grow substantially in 2021. We operate Myfin through our variable interest entity Beijing Myfin, a subsidiary of which possesses an insurance brokerage license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Insurance Brokerages.”

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

We aggregate over 4,000 public mutual fund products from 71 mutual fund asset management companies in our Hongdian trade clearing system that provide the users of our financial partners with a comprehensive selection of underlying assets. We are fully compliant with laws and regulations for trade clearing. In order to control risk of cash flow, our trading system is provided by Shenzhen Jinzheng, a large financial IT system provider in China, to ensure professional and accurate transaction execution.

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

We define delinquency rate as outstanding principal balance of loans that were from 16 to 30 calendar days, from 31 to 60 calendar days and from 61 to 90 calendar days past due as a percentage of the total outstanding principal balance of the loans as of a specific date. Loans that are delinquent for more than 90 days are charged off. The following table provides our delinquency rates for all loans we facilitated as of December 31, 2018, 2019 and 2020, including both on-balance sheet loans and off-balance sheet loans.

	Delinquency rate by balance
	16 - 30 days	31 -60 days	61 - 90 days
December 31, 2018	1.27%	2.35%	2.33%
December 31, 2019	1.72%	2.98%	2.86%
December 31, 2020	0.77%	0.97%	0.95%

Government initiatives such as Circular 141 and The Notice on Inspection of Rectification of Online Lending Information Intermediaries, also known as Circular 57, both of which were released in December 2017, fostered negative publicity about the industry that contributed to higher delinquency rates in 2018. Customers’ willingness to repay their loans was adversely affected, and our financial partners suffered significantly from industry volatility particularly in the second half of 2018. In 2019, due to the tightening regulatory policies, we made some adjustments to our product pricing and customer application process. We adopted a more conservative risk control policy and proactively tightened our approval rate, which reduced loan facilitation volume. Thus, our outstanding balance volume and the denominator of our delinquency rate were also affected. In 2020, as part of our business transformation and in response to challenges caused by the COVID-19 outbreak, we significantly decreased our activities with funding partners who require us to share risks and abandoned the guarantee model. In addition, we continued to optimize our product matrix by focusing on our development of high-quality products, prioritizing asset quality over asset quantity, and partnering with high-caliber industry leaders, leading to improved loan repayment performance.

COVID-19 has had an adverse impact on the global economy and has, adversely impacted our customers’ ability to pay. Benefiting from China’s effective epidemic control and prevention work, the spread of COVID-19 has been gradually contained. We experienced a higher level of delinquency in our overall portfolio in the early days of the COVID-19 outbreak. However, we were still in a favorable position compared with our peers, because (i) our business comes from consumption scenarios, which makes the overall traffic relatively high-quality, and (ii) we were able to quickly adjust our traffic operations, customer screening and risk management strategies in response to the outbreak.

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

Our R&D lab is empowered by a team of experienced engineers dedicated to research and development. As of December 31, 2020, we have 82 technology employees, representing approximately 52% of our total employees. Our engineers are based in our headquarters in Beijing and our offices in Shanghai. We recruit most of our engineers from prestigious universities and hire experienced laterals from well-established internet and software companies. We compete aggressively for engineering talent to help us address challenges and maintain our technology advantages over our competitors. We invest significantly in research and development. In 2020, we incurred RMB37.5 million (US$5.8 million) in research and development expenses, primarily of salaries and benefits (including share-based compensation) for our research and development team.

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

Data Privacy and Security

We have access to a large amount of data and personal information of our end users. We also have access to certain operating and other data of our financial and business partners. We take the privacy of personal data and confidential information seriously and have designed stringent data protection and retention policies to ensure compliance with applicable laws and regulations. We do not share end users’ data with third parties without their prior consent. In addition, we utilize a system of firewalls to prevent unauthorized access to our internal systems. We also maintain a real-time backup system in a leased facility where we host most of our hardware, and a remote backup system at a separate facility. Our IT department monitors the performance of our websites, technology systems and network infrastructure to enable us to respond promptly to potential problems. We also continuously review, improve and iterate our data privacy policies and security foundation.

As of the date of this annual report, we have not received any claim from any third party against us on the ground of infringement of such party’s right to data protection as provided by applicable laws and regulations in China and other jurisdictions, and we have not experienced any material data loss or breach incidents.

International Expansion

We have entered into two joint ventures outside of China to offer our solutions in additional markets in conjunction with local partners. In October 2017, we formed a joint venture named PIVOT Fintech Pte. Ltd. together with FWD Group and certain angel investors to provide robo-advisory services in Southeast Asia. In April 2018, we formed a joint venture named Avatec.ai (S) Pte. Ltd. together with United Overseas Bank Limited to offer credit services and solutions primarily in Southeast Asian countries. In addition, we set up Pintec Solutions Pte. Ltd. in Singapore in November 2018 as the international headquarters for our international business development, and in April 2019, we acquired Infrarisk Pty Limited, an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process. In 2020, we established a new portfolio of Fintechs, including Wagepay and Janko Loans, to provide automated credit service in Australia while leveraging open banking technologies. This move further validates that our lending technology stack is applicable to a wide variety of international markets. Furthermore, the Overseas Finance business unit was established to devise a holistic strategy to extend our financing service offerings globally. We expect to establish new ventures in Asia, Australia and beyond, with mission to provide individuals and small businesses with timely access to low-cost credit through AI, data and automation technologies.

Competition

Online consumer finance, wealth management and insurance are emerging industries in China. We enable our business and financial partners to provide innovative consumer finance, wealth management and insurance services to their customers. With respect to consumer finance enablement, OneConnect shares a similar business model with us where it provides technology enablement services to business partners and financial partners, and we compete with respect to acquiring partners and customers. Some independent platforms also provide such enablement services to partners as one segment of their business. With respect to wealth management and robo-advisory enablement, we compete with companies such as Yingmi.cn. We also compete across consumer finance, wealth management and insurance with platforms affiliated with major internet companies and business ecosystems in China, such as Lexin, 360 DigiTech and QuantGroup. In addition, our business and financial partners may develop their own in-house capabilities that compete with the services we currently provide. Some of our larger competitors have substantially broader product or service offerings and greater financial resources to support their spending on sales and marketing. We believe that our ability to compete effectively for business partners, financial partners and end users depends on many factors, including the variety of our modules and solutions, the diversity of our products, user experience with our solutions, the effectiveness of our risk management and the strength the partnership with our financial and business partners.

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Intellectual Property

We seek to protect our proprietary technology, including our risk management technologies and technology infrastructure, through a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure by confidentiality and non-compete agreements. We have applied for five patents and have registered 48 copyrights with the PRC National Copyright Administration. We have eight registered domain names that are currently used in our business and operations, including pintec.com, idumiao.com, ixuanji.com and hongdianfund.com. As of the date of this annual report, we have 54 registered trademarks, including the Chinese name for Dumiao, Hongdian, Myfin and Pintec.

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

Seasonality

We experience a certain degree of seasonality in our business, reflecting seasonal fluctuations in internet usage and personal consumption patterns. For example, we generally experience higher transaction volume in our online travel agency point-of-sale installment loans and personal installment loans before and after the various peak travel seasons throughout the year, including the Chinese New Year holiday, the Labor Day holiday in May, the summer holidays and the National Day holiday in October. At the same time, we generally experience somewhat lower transaction volume in our online travel agency point-of-sale installment loans, and personal installment loans during national holidays in China, particularly around the Chinese New Year holiday.

Insurance

We provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for our employees. Meanwhile, we provide supplemental commercial medical insurance for all of employees. We do not maintain any property insurance policies covering equipment and other properties that is essential to our business operations, nor do we maintain business interruption insurance, general third-party liability insurance, product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Regulations

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC and our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

The establishment, operation, and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law of the PRC, or the Company Law, which was issued by the Standing Committee of the National People’s Congress on December 29, 1993 and took effect on July 1, 1994. The Company Law was last amended on October 26, 2018. Unless otherwise provided in the PRC Foreign Investment Law, the provisions of the Company Law shall prevail.

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

In December 2020, the National Development and Reform Commission and the Ministry of Commerce promulgated Measures for Security Review of Foreign Investment, which became effective on January 18, 2021. The Foreign Investment Security Review Mechanism, or the Security Review Mechanism, in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the National Development and Reform Commission and led by the National Development and Reform Commission and the Ministry of Commerce to undertake routine work on the security review of foreign investment. According to the Security Review Mechanism, in terms of foreign investment activities falling in the scope such as important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern state security, while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.

For more details, see “Item 3. Key Information—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Industry Catalog Relating to Foreign Investment

The PRC Foreign Investment Law reiterates and officially establishes the pre-access national treatment plus negative list management system for foreign investment. In June 2020, the Ministry of Commerce and the National Development and Reform Commission promulgated the Special Management Measures for Foreign Investment Access (Negative List) (2020 version), or the Negative List (2020 version), which became effective on July 23, 2020. The Negative List (2020 version) further expands the scope of industries where foreign investment is permitted by reducing the number of industries where restrictions on the shareholding percentage or requirements for the composition of board or senior management still exist. Industries listed in the Negative List (2020 version) are divided into two categories: restricted and prohibited. Industries in the restricted category are subject to a variety of restrictions. For example, some restricted industries are limited to Sino-foreign joint ventures, and in some cases, the Chinese partners are required to hold the majority interests in such joint ventures. Furthermore, foreign investors are not allowed to invest in companies in industries under the prohibited category. For industries not in the restricted or prohibited categories, the restrictions applicable to the restricted category do not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed.

We provide value-added telecommunication services, which is an industry in the restricted category pursuant to the Negative List (2020 version), through our consolidated variable interest entities.

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

On March 12, 2002, the Circular of China Insurance Regulatory Commission on Distributing the Contents Related to Insurance Industry in the Legal Documents of China’s Accession to WTO, or the Circular 12, became effective and provided that foreign shareholders of a Chinese insurance broker shall (i) be foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; (ii) have established a representative office in China for two successive years; and (iii) have total assets of more than US$200 million at the end of the year preceding the investment application in a Chinese brokerage business. On October 30, 2019, the Opinions of the State Council on Furthering Effective Use of Foreign Capital was promulgated, which became effective the same day. The State Council presented several opinions to further the effective use of foreign capital, including canceling the years of business operation and the total assets requirements for foreign insurance brokerage institutions to operate insurance brokerage business. However, according to the Service Guide for the Establishment and Examination and Approval of Insurance Brokers, published by the CBIRC in August 2019, foreign shareholders of a Chinese Insurance Broker shall be (i) foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; and (ii) have total assets of more than US$200 million at the end of the year preceding the investment application in a Chinese brokerage business.

The subsidiary of one of our variable interest entities, Beijing Myfin, has obtained a license for insurance brokerage from the Beijing Bureau of the CBIRC, which allows Beijing Myfin to conduct an insurance brokerage business within the territory of the PRC and will remain valid until June 2022.

Regulations Relating to Fund Sales Business

The Law on Securities Investment Funds, originally promulgated in 2003, sets forth the principal requirements applicable to fund service institutions, including fund sales institutions. This law subjects institutions that engage in fund sales and other fund services related to publicly raised securities investment funds to registration or record-filing requirements with the securities regulatory authority. The Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors, originally promulgated by the CSRC in August 2020, govern the qualification of publicly raised securities investment fund sales, payments and settlement for publicly raised securities investment fund sales, publicly raised securities investment fund sales charges and other aspects of publicly raised securities investment fund sales business.

Independent fund sales institutions must apply for registration with the local branch of the CSRC at their place of industrial and commercial registration and obtain a license for a publicly raised securities investment fund sales business. In order to obtain such a license, an independent fund sales institution must meet certain requirements, including, but not limited to: (i) having good financial position and regulated operation; (ii) having business premises, security protection and other facilities commensurate with fund distribution business, and its information management platform for handling fund distribution business complies with the requirements of the CSRC; (iii) having sound and efficient business management and risk management systems, its systems for anti-money laundering, counter-terrorism financing and due diligence on tax-related information in terms of non-resident financial accounts, etc., comply with the requirements of laws and regulations, and its systems for fund distribution settlement capital management, investor eligibility management, internal control, etc., comply with the requirements of the CSRC; (iv) having at least 20 employees obtained the fund practice qualification; (v) it has been subjected to neither a criminal penalty nor major administrative punishment during the last three years, it has been subjected to no major administrative regulatory measures due to any analogous business during the last one year, it does not fall within the rectification period due to any major act in violation of laws and regulations, or is under investigation by the competent regulator due to being suspected of committing any major act in violation of laws and regulations, and it involves no matter concerning a major alteration that has affected or may affect the normal company operation, or major litigation, arbitration, etc.; (vi) its shareholders make capital contributions with their self-owned capital, rather than non-self-owned capital such as debt capital or entrusted capital, and its overseas shareholders make capital contributions in freely convertible currencies; (vii) having net assets of no less than RMB50 million; and (viii) the senior executives have obtained the fund practice qualification, are familiar with the fund distribution business and comply with the post-holding conditions for senior executives in the fund industry as required by the CSRC.

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

Regulations Relating to Loan Interest

The Civil Code of PRC, which was promulgated by the National People’s Congress in May 2020 and became effective in January 2021, requires that the interest rates charged under a loan agreement must not violate applicable provisions of the PRC laws and regulations. In addition, under the Civil Code of PRC, the interest shall not be deducted from the proceeds of the loan in advance; and if the interest is deducted from the proceeds in advance, the loan shall be repaid and the interest shall be calculated based on the actual loan amount.

In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court in August 2015 and effective in September 2015, or the 2015 Private Lending Judicial Interpretations, agreements between a lender and a borrower on loans with annual interest rates below 24% are valid and enforceable. With respect to loans with annual interest rates between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely turn down the borrower’s request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the obligations to pay interest payment in excess of the maximum interest rate allowed will be invalidated.

In December 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues the Application of Law in the Trial of Private Lending Cases (second revisions in the year of 2020), or the Private Lending Judicial Interpretation Amendment, which amended several provisions of the 2015 Private Lending Judicial Interpretation including the upper limit of judicial protection for private lending interest rates. The Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the people’s court shall support such request, except where the interest rate agreed by both parties exceeds four times of the LPR at the time of the establishment of the agreement, or the Quadruple LPR Limit. The one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center which was authorized by the People’s Bank of China, on the 20th of each month since August 20, 2019. According to the Private Lending Judicial Interpretation Amendment, the upper limit of interest rates of 24% and 36% provided in the 2015 Private Lending Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion in total exceeding the Quadruple LPR Limit shall not be supported by the people’s court.

In addition, the Supreme People’s Court issued the Official Reply to Issues on the Application of the Interpretations of the Supreme People’s Court of New Private Lending, or the Official Reply on the Application of Interpretations of New Private Lending, in December 2020, which became effective in January 2021. The Official Reply on the Application of Interpretations of New Private Lending confirms that any disputes arising from the relevant financial business conducted by the microcredit companies, financing guarantee companies, regional equity market, pawn enterprises, financial leasing companies, business factoring companies and local assets management companies that are supervised by the local financial supervision governmental authorities, shall not apply to the Interpretations of the Supreme People’s Court of New Private Lending.

In March 2021, the PBOC releases Announcement No.3 to ensure orderly competition in the loan market and protect the legitimate rights and interests of financial consumers. Announcement No.3 requires all loan products to list their annualized interest rates expressly. Specifically, (i) all lending institutions are required to display the annualized rate of each loan product prominently on the website, mobile app, poster, and any other channels where the product is marketed, and specify the annualized rate in the loan contract. Daily and monthly interest rates may also be displayed if necessary, but not more prominently than the annualized interest rates; (ii) lending institutions include but are not limited to depository financial institutions, automobile finance companies, consumer finance companies, micro-lending companies, and internet platforms that advertise or display loan services; (iii) the annualized rate of a loan should be calculated as the annualized ratio of total costs (to the borrower) to the outstanding principal amount. The costs include interest and other fees and charges directly related to the loan. The amount of principal should be specified in the loan contract or other loan certificates. If the loan is repaid in installments, the outstanding principal amount should be the balance after each repayment; and (iv) the calculation of the annualized interest rate may be based on compound interest or simple interest. The calculation based on compound interest is equivalent to that of the internal rate of return, and the simple-interest approach should be specified as such.

Regulations Relating to Cooperation with Institutional Funding Partners

The PRC laws and regulations governing our cooperation with institutional funding partners are developing and evolving.

In December 2017, the National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the Circular 141, outlining the general features and the principal requirements on “cash loan” businesses conducted by internet micro finance companies, banking financial institutions and online lending information intermediaries. “Cash loans” are generally described as a loan that is unrelated to the circumstances of its use, with no designated use for the loan proceeds, no qualification requirement for the borrower and no collateral for the loan. The definition of a cash loan under Circular 141 is vague and subject to further regulatory interpretation. The principal requirements with respect to “cash loan” businesses are (i) no organizations or individuals may conduct a lending business without obtaining approvals for the lending business; (ii) the annualized all-in borrowing costs to borrowers charged in the form of interest and various fees are subject to the limit on interest rate for private lending as set forth in the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court in 2015; (iii) all relevant institutions shall follow the “know-your-customer” principle to assess and determine the borrower’s eligibility, credit limit, and cooling-off period with prudence, and a loan to a borrower without any source of income is prohibited; (iv) all relevant institutions shall improve their internal risk control and use a data-driven risk management model with prudence; and (v) relevant institutions and their third-party collection service providers may only use lawful means of collection, and shall not use illegal or inappropriate means of collection such as threats, intimidation or harassment. With respect to internet micro finance companies, Circular 141 requires the regulatory authorities to suspend the approval of the establishment of internet micro finance companies and the approval of any micro finance business across provincial lines. Circular 141 also specifies that internet micro finance companies may not provide campus loans, and should suspend the funding of internet micro loans unrelated to the circumstances of their use, gradually reduce the volume of the existing business relating to such loans and take rectification measures within a given period. Further requirements on internet micro finance companies will be detailed in a rectification implementation plan that is to be issued by the national financial regulator. Circular 141 also sets forth several requirements on the banking financial institutions participating in “cash loan” businesses, including that: (i) extension of loans jointly with any third-party institution that have not obtained approvals for the lending business, or funding to such institutions for the purpose of extending loans in any form, is prohibited; (ii) with respect to a loan business conducted in cooperation with a third-party institution, outsourcing of the core business (including the credit assessment and risk control) is prohibited, and any credit enhancement service whether or not in disguised form (including the commitment to bear the risk of default) provided by any third-party institutions with no guarantee qualification shall be prohibited, and (iii) such banking financial institutions must require and ensure that the third-party institutions shall not collect any interests or fees from the borrowers. In addition, Circular 141 emphasizes several requirements applicable to online lending information intermediaries. For example, it is prohibited to facilitate any loans to students or other persons without repayment source or repayment capacity, or loans with no designated use of proceeds. Also it is not permitted to charge upfront fees to the borrowers. Any violation of Circular 141 may result in a variety of penalties, including sanctions, rectification and revocation of license, an order to cease business operation, and criminal liabilities.

On December 8, 2017, the Online Lending Rectification Office promulgated the Rectification Implementation Plans of Network Microcredit Companies, detailing the requirements on network microcredit companies. Pursuant to the Rectification Implementation Plans of Network Microcredit Companies, “network micro-loans” are defined as micro-loans provided through the internet by network microcredit companies controlled by internet enterprises. The features of network micro-loans include online borrower acquisition, credit assessment based on the online information collected from the business operation and internet consumption, as well as online loan application, approval and funding.

The Interim Measures for the Administration of Network Microcredit Companies Business (Draft), or the Draft Network Microcredit Measures, was released by the CBIRC and the PBOC in November 2020 to solicit public comments. The Draft Network Microcredit Measures makes it clear that internet-based microcredit business shall be carried out mainly within the provincial administrative areas in which the entity is registered and shall not be cross-provincial without prior approval. The registered capital of a company operating internet-based microcredit business shall be no less than RMB1 billion and shall be a one-time paid-in monetary capital. The Draft Network Microcredit Measures would expressly prohibit loans from being used to invest in bonds, stocks, financial derivatives, or asset management products to purchase houses or to repay mortgage loans. The Draft Network Microcredit Measures would establish a three-year transition period, during which entities operating cross-provincial network microcredit businesses without approval will be phased-out.

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

In February 2021, the CBIRC, the PBOC, the Ministry of Education, the Office of the Central Cyberspace Affairs Commission and the Ministry of Public Security jointly issued the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students, or the Notice on Internet Consumer Loan for College Students. The Notice on Internet Consumer Loan for College Students provides that the microcredit companies are prohibited from providing internet consumer loans to college students. In addition, it sets forth several requirements on the banking financial institutions participating in internet consumer loans for college students, including without limitation: (i) the banking financial institutions and its cooperative institutions shall not conduct online precision marketing aimed at college students, and shall complete necessary filings and reports with relevant authorities before offline promotion on campus; (ii) the banking financial institutions shall strictly check credit qualifications and identities of college students and their use of loans, conduct comprehensive credit assessment, and receive the written confirmation from the second repayment sources (such as parents, guardians, or other administrator of the college students) that they agree such internet consumer loans to be provided to such college student and they will guarantee the repayment of such internet consumer loans; and (iii) all credit information of internet consumer loans for college students shall be submitted to the financial credit information database in a timely, complete and accurate manner, and college students who do not agree to submit such credit information shall not be extended the loan.

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

Regulations Relating to Financing Guarantee

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, effective as of October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantees to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee businesses. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate a financing guarantee business without such approval. If any entity violates these regulations and operates a financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$76,628) to RMB1,000,000 (US$153,257), and confiscation of any illegal gains, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

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

In July 2020, the CBIRC issued the Guidelines for Offsite Supervision of Financing Guarantee Companies, or the Offsite Supervision Guidelines, which took effect in September 2020. The Offsite Supervision Guidelines stipulate the guidelines for the competent regulatory authorities to continuously analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and carrying out corresponding measures. Pursuant to the Offsite Supervision Guidelines, financing guarantee companies shall establish and implement an offsite supervision information report system and submit related data and non-data information in accordance with the requirements of the competent regulatory authorities. The Offsite Supervision Guidelines note that the corporate governance, internal control, risk management capabilities, guarantee business, associated guarantee risks, asset quality, liquidity indicators and investment conditions of financing guarantee companies shall be the key areas for the offsite supervision.

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

The Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors, originally promulgated by the CSRC in August 2020, require independent fund sales institutions to comply with certain anti-money laundering requirements, including providing fund managers with necessary information for anti-money laundering, such as clients’ statutory basic identity information, as well as assistance in performing such relevant duties as anti-money laundering, counter-terrorism financing and due diligence on tax-related information in terms of non-resident financial accounts.

The Notice on Anti-Money Laundering Operations of the Insurance Industry, promulgated by the China Insurance Regulatory Commission in 2011, requires insurance brokerage agencies to establish anti-money laundering internal control systems and provide assistance to public security departments and judicial authorities in investigations.

In April 2021, the Measures for Supervision and Administration of Anti-Money Laundering and Anti-Terrorism Financing of Financial Institutions, or the Anti-Money Laundering Measures for Financial Institutions, was officially released by the People’s Bank of China, which will take effect on August 1, 2021. According to the Anti-Money Laundering Measures for Financial Institutions, the following financial institutions duly established within the PRC territory are clearly required by the People’s Bank of China to fulfill anti-money laundering and anti-terrorism financing related obligations: (i) developmental financial institution, policy banks, commercial banks, rural cooperative banks, rural credit cooperatives and village/township banks; (ii) securities companies, futures companies and fund management companies; (iii) insurance companies and insurance asset management companies; (iv) trust companies, financial asset management companies, finance companies of enterprise groups, financial leasing companies, auto finance companies, consumer finance companies, currency brokerage companies and wealth management subsidiaries of commercial banks; and (v) other financial institutions. Besides, such obligations also apply to the non-bank payment institutions, banks card organization, fund clearing center, microcredit companies engaging in the internet microcredit lending business and the institutions engaging exchange business, funds sales business, insurance agency and brokers business. The People’s Bank of China and its branches shall carry out the supervision and administration of the financial institutions’ work with regard to the anti-money laundering and anti-terrorism financing pursuant to the relevant laws and regulations. The Anti-Money Laundering Measures for Financial Institutions require the financial institutions to draft and improve the anti-money laundering and anti-terrorism financing internal control policy, evaluate the anti-money laundering and anti-terrorism financing risks, establish the risks management mechanism according to its risk conditions and operation scale, construct anti-money laundering system, and set up or appoint institutions equipped with qualified staff, to perform its anti-money laundering and anti-terrorism financing obligations.

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conducts such as entering into monopoly agreements, abusing market dominance, and undertaking concentrations that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Internet Platforms. The guidelines prohibit certain monopolistic conducts of internet platforms to protect market competition, safeguard interests of users and operators who participate in internet platform economics, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology methods to block competitors’ interface, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce the requirement of antitrust merger review for internet platform related transactions to safeguard market competition.

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

The MIIT issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests in July 2020, which requires that certain conducts of app service providers should be inspected, including, among others, (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The notice also sets forth the period for the regulatory specific inspection on apps, and provides that the MIIT will order the non-compliant entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties.

The Civil Code of PRC, which was promulgated by the National People’s Congress in May 2020 and became effective in January 2021, provides that:

(i) the personal information of a natural person shall be protected by law. Personal information shall refer to various types of information recorded electronically or otherwise that can identify a specific natural person either alone or in combination with other information, including the natural person’s name, date of birth, identity document number, biometric information, residential address, phone number, email address, health information, and location information;

(ii) the processing of personal information shall include the collection, storage, use, processing, transmission, provision, and disclosure of personal information. The processing of personal information shall be carried out pursuant to the principles of lawfulness, appropriateness and necessity, and excessive processing shall not be allowed. In addition, the following conditions shall be satisfied: (a) the consent of the natural person who is the owner of the personal information or his/her guardian shall be obtained, unless otherwise prescribed by laws and administrative regulations; (b) the rules for information processing shall be made public; (c) the purposes, methods and scope of information processing shall be made public; and (d) the provisions of laws and administrative regulations and the agreements of both parties shall not be violated; and

(iii) an information processor shall not divulge or tamper with the personal information it collects or stores; and, without the consent of a natural person, the information processor shall not illegally provide others with the personal information of the natural person, except for information that is rendered unrecoverable after processing and from which no specific individual may be identified.

An information processor shall take technical and other necessary measures to ensure the security of the personal information it collects and stores, and prevent information from being leaked, tampered with or lost; and, if personal information has been or may be leaked, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural persons concerned in accordance with relevant provisions, and report the situations to competent departments concerned.

On April 29, 2021, the Data Security Law (Second Draft for Review) was published to solicit public comments. The Data Security Law (Second Draft for Review) mainly sets forth specific provisions regarding establishing basic systems for data security management, including data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility.

On April 29, 2021, the Standing Committee of the National People’s Congress published the second draft of the Personal Information Protection Law for review, which sets a high bar for Chinese data protection, taking consent as basis for data processing, introducing restrictions on international data transfers and imposing revenue-based fines as the penalty for non-compliance.

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

C.    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report.

Pintec Technology Holdings Limited (Cayman)
100%
FT Synergy Pte. Ltd. (Singapore)
100%
FT Synergy Asia-Pacific Holding Pte. Ltd. (Singapore)
100%
FT Synergy Hong Kong Limited
100%
FT Synergy Pty Ltd (AU)
100%
Infrarisk Pty Ltd (AU)
100%
Infrarisk Limited (UK)
100%
Sky City Holdings Limited (BVI)
100%
Sky City Hong Kong Limited (HK)
100%
Next Hop Holdings Limited (BVI)
100%
Next Hop Hong Kong Limited (HK)
Offshore
Onshore
100%
Shenzhen Yingfurisi Technology Information Co., Ltd.
100%
Anxunying (Tianjin) Commercial Factoring Co., Ltd.
100%
Pintec Huiju (Yinchuan) Technology Co., Ltd.
100%
Pintec (Ganzhou) Technology Co., Ltd.
60%
Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership)
100%
Sky City (Beijing) Technology Co., Ltd.
100%
Pintec (Xinjiang) Technology Co., Ltd.
60%
Pintec (Yinchuan) Technology Co., Ltd.
40%
Pintec (Beijing) Technology Co., Ltd.
60%
VIE
Anquying (Tianjin) Technology Co., Ltd.
40%
Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership)
VIE
Pintec Jinke (Beijing) Technology Information Co., Ltd.
Beijing Xinshun Dingye Technology Co., Ltd.
100%
Pintec Digital Technology (Beijing) Co., Ltd.
100%
Qilehui Credit Information Co., Ltd
100%
Shanghai Anquying Technology Co., Ltd.
60%
Myfin Insurance Broker Co., Ltd.
100%
Shenzhen Xiaogang Technology Co., Ltd.
40%
60%
Beijing Hongdian Fund Distributor Co., Ltd.
100%
Xuanji Intelligence (Beijing) Technology Co., Ltd.
100%
Ganzhou Aixin Network Micro Finance Co., Ltd.
100%
Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd.
100%
Pintec Yunke (Ganzhou) Information Technology Co., Ltd.
100%
Ganzhou Dumiao Intelligence Technology Co., Ltd

Our Relationship with Jimu Group

We and Jimu Group have a high degree of overlap in shareholding as of the date of this annual report. Our predecessor, Jimu Holdings Limited, formerly known as Pintec Holdings Limited, was founded in 2013 and has grown to become a large financial services company focusing on providing peer-to-peer lending and financial solutions in China. Prior to our pre-IPO reorganization and the establishment of Pintec Technology Holdings Limited, our business was carried out by various subsidiaries and variable interest entities of our predecessor. Since September 2016, our business and the Jimu business have been operating substantially independent of each other. Pursuant to our pre-IPO reorganization, all of the shares of Pintec Technology Holdings Limited were issued to the shareholders of Jimu Group’s holding company such that our company had the same shareholders, in the same proportions and with the same rights, immediately after the reorganization as Jimu Group’s holding company did. In addition, there used to be two of the directors on our board, namely, Mr. Jun Dong and Ms Xiaomei Peng, who also sit on the board of Jimu Holdings Limited, until Ms. Xiaomei Peng resigned from the board of Jimu Holdings Limited and the board of our company in June 2020 and August 2020, respectively. We entered into various transaction agreements in connection with our pre-IPO reorganization in December 2017. The reorganization was completed in March 2018. The peer-to-peer lending business and provision of related services are now carried out by Jimu Group, while our business is carried out by our own subsidiaries and variable interest entities and their subsidiaries. In February 2020, Jimu Group became insolvent and announced its exit from the online lending platform business pursuant to relevant regulations.

Jimu Box was the single largest funding source for loans facilitated through our platform since our inception to 2018. Jimu Box was the funding source for 62%, 24%, and 4% of the outstanding loans facilitated through our platform as of December 31, 2018, 2019, and 2020, respectively. We did not have any further funding from Jimu Box since March 2020. In the past, we also relied on Jimu Group’s brand to have more accessible funding sources by way of relying on certain guarantee arrangement between Jimu Group and our financial partners. We ceased our reliance on Jimu Group for the provision of guarantee services in 2019.

Jimu Box was previously involved in providing credit enhancement to individual investors for loans that we have referred and funded through Jimu Group, but it discontinued this practice in 2018. Effective April 1, 2019, Jimu Group required that we provide credit enhancement for the loans we facilitated that were funded through Jimu Box. We and Jimu Group entered into a supplement to the information service cooperation agreement in December 2019, pursuant to which both parties agree to settle all transactions under the information service cooperation agreement occurring prior to January 1, 2020, and that we will not bear any guarantee obligation for transactions occurring after January 1, 2020. In addition, we entered into two loan agreements with Jimu Group on July 19, 2019, to formally document the amounts due from Jimu Group that were attributable to the cash advances we made to Jimu Group outside of the ordinary course of business prior to May 31, 2019. As of December 31, 2019, the principal amount due under the U.S. dollar-denominated loan agreement was US$18.4 million, and the principal amount due under the Renminbi-denominated loan agreement was RMB154.6 million. As of December 31, 2019, we had RMB866.0 million in amounts due from Jimu Group, including the amounts due under these loans, as compared to RMB4.5 million in amounts due to Jimu Group. The U.S. dollar-denominated loan matured on January 31, 2020 but Jimu Group failed to repay the amount due by the maturity date. The Renminbi-denominated loan matures on January 31, 2022. We have officially initiated the collection process and formally notified Jimu Group for the repayment of the outstanding balances. However, we determined that it was not probable for the amounts due from Jimu Group to be collected or recovered as a result of Jimu Group’s insolvency. As of December 31, 2019, we made a provision of RMB856.0 million for the amount due from Jimu Group. We made an additional provision of RMB7.8 million (US$1.2 million) for the year ended December 31, 2020. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group” for more details.

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

In the opinion of Shihui Partners, our PRC counsel, the ownership structures of our variable interest entities, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under (i) the equity pledge agreement entered into by and among Pintec Beijing, Beijing Hongdian and Beijing Hongdian’s shareholders and (ii) the equity pledge agreement entered among Pintec Beijing, Xinshun Dingye and Xinshun Dingye’s shareholders, would not be deemed validly created until it is registered with the competent government authorities. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

D.    Property, Plant and Equipment

Our corporate headquarters are located in Beijing, China, where we lease office space with an area of approximately 3,772 square meters as of the date of this annual report. We also lease office space in Shanghai, China, with an area of approximately 444 square meters. We lease our premises from unrelated third parties under operating lease agreements. The two leases will expire in June 2024 and June 2022, respectively. We also lease office space in Ganzhou, Jiangxi province, which will expire in December 2021. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

In December 2020, we purchase a commercial property with a total construction area of approximately 15,700 square meters located in Yinchuan, Ningxia province, China. The state-owned construction land use right in relation to this property will expire in April 2044. We have no intention to sell or lease it for the time being.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

We experienced significant growth in the first three years after we launched our platform in June 2015, until challenges facing the online consumer finance industry in the second half of 2018. In 2018, 2019 and 2020, we processed approximately 15.4 million, 8.6 million, and 4.8 million loan applications, respectively, and facilitated a total of approximately RMB14.7 billion, RMB11.0 billion and RMB1.8 billion (US$0.3 billion) in loans, respectively. Due to the continued effect from the difficult environment in the second half of 2018, our revenues decreased from RMB1,603.6 million in 2018 to RMB1,285.2 million in 2019, and further decreased to RMB378.3 million (US$58.0 million) in 2020.

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

Ability to Collaborate with Financial Partners

The growth of our business will depend on our ability to seek sufficient funding sources for the loans that we facilitate on our online consumer finance platform. Jimu Box was the funding source for 62%, 24%, and 4% of the outstanding loans facilitated through our platform as of December 31, 2018, 2019, and 2020, respectively. We did not have any further funding from Jimu Box since March 2020. We are likely to need more capital as we acquire additional financial partners, expand our business in both domestic and international markets, and explore other funding product types.

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

Impact of COVID-19

As a result of the COVID-19 pandemic and a series of challenges we encountered, including changes in market conditions, market regulations, external partners and management members, our loan volume in 2020 decreased by 83.2% compared with 2019. We have taken measures in response to the outbreak to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees and cancelling business meetings and travel. Furthermore, in part in response to the challenges, we are now shifting our business focus by increasing the digital-centric services and substantially reducing our risk-sharing services.

The COVID-19 pandemic may also affect our business, financial condition and results of operations for the full year 2021 to some extent. Except for the impact discussed above, we do not anticipate any prolonged material adverse impact on our business, results of operations and financial condition from the COVID-19 pandemic. The government has gradually lifted the restrictions and other quarantine measures in China and economic activities have begun to recover and return to normal nationwide. We are nonetheless closely monitoring the development of the COVID-19 pandemic and continuously evaluating any potential impact on our business, results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19.”

Our Relationship with Jimu Group

We commenced our business in June 2015 as a business unit within our predecessor, Jimu Holdings Limited, which is Jimu Group’s holding company. Pintec Technology Holdings Limited was incorporated in the Cayman Islands as a holding company for our business in March 2017. Pursuant to our pre-IPO reorganization, all of the shares of Pintec Technology Holdings Limited were issued to the shareholders of Jimu Group’s holding company such that Pintec Technology Holdings Limited had the same shareholders, in the same proportions and with the same rights, as Jimu Group’s holding company did immediately prior to our initial public offering. One of the directors on our board, namely, Jun Dong, also sit on the board of Jimu Holdings Limited.

Previously, our business was carried out by various subsidiaries and variable interest entities of Jimu Group’s holding company. These subsidiaries have been transferred to Pintec Technology Holdings Limited as part of our pre-IPO reorganization, and our business is now carried out by our own subsidiaries and consolidated variable interest entities. Our consolidated financial statements included elsewhere in this annual report include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to us throughout the periods presented. See “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation and Combination.”

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

Jimu Box, the online consumer finance platform operated by Jimu Group, was the single largest funding source for loans facilitated through our platform in the past. Jimu Box was the funding source for 62%, 24%, and 4% of the outstanding loans facilitated through our platform as of December 31, 2018, 2019, and 2020, respectively. We did not have any further funding from Jimu Box since March 2020.

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

As of December 31, 2019, we had RMB748.4 million in current amounts due from Jimu Group and RMB117.6 million in non-current amounts. Since Jimu Group became insolvent and announced its exit from the online lending platform business in February 2020 pursuant to relevant regulations, there are significant outstanding balances on its platform unpaid to investors that have priority over any other debts, including the balance due to us. We determined that it was not probable for the amounts due from Jimu Group to be collected or recovered and made provisions accordingly. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group” for more details.

We have acted as a business counterparty with Jimu Group including loan borrower referrals and collection channel. For purpose of repayments to Jimu Box’s online platform lenders, the repayments from borrowers in connection with the remaining loans funded by Jimu Box has been collected through us and repaid to Jimu Box’s online lenders through custody bank account of Jimu Group. As the custody bank account of Jimu Group established for online lending platform business has been frozen following its insolvency and exit from online lending platform business in February 2020, in order to facilitate Jimu Box’s platform unwinding plan, we entered into an agreement with Jimu Group, under which we are obligated to transfer principal and interest collected from the borrowers to the party designed by Jimu Group for purpose of Jimu Box’s online borrowers repayment to lenders. In September 2020, we paid RMB100.0 million to the party designated by Jimu Group according to the agreement and plan to do so for all collected amount of related loans.

We entered into a series of agreements with Jimu Group with respect to our pre-IPO reorganization and the post-reorganization relationship between us and Jimu Group. For a description of the terms of these agreements, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.”

Funding Sources and Credit Risk

Our goal is to act as a financial solutions provider and to reduce the credit risk we take on the loan products that we facilitate. However, independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. To address the market challenges, in 2019, we had credit risk for a higher proportion of our funding than we did at the time of our initial public offering. Starting from 2020, aligned with our strategic shift of business focus towards providing digital-centric services, we have gradually reduced a significant portion of our technical services using a risk-sharing model, leading to lower credit risk (without taking into account the impact of COVID-19).

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

In 2016, Jimu Box was the sole lending solutions partner to enter into these financing service agreements with us, and it provided peer-to-peer matching services to the borrowers. In 2017, other lending solutions partners also began to provide funds for the personal and business installment loans that we facilitate. In 2018 and 2019, we continued to diversify our funding partners and deepened our cooperation with several existing lending solution partners. Our reliance on Jimu Group as a lending solutions partner declined to a significant extent. In February 2020, Jimu Box announced its exit from the online lending platform business and its plans to transform into a micro finance company, starting from when it ceased providing funding to us until its successful transition. As a result, we expect that our credit risk for funding through Jimu Box will be minimal for the foreseeable future.

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

As of the date of this annual report, we have cooperated with two independent guarantee companies to provide credit enhancement services to the end users of our financial partners. In our cooperation with these independent guarantee companies, they will provide guarantees to the end users of our financial partners, but if they fail to perform their obligations to provide guarantees, we will provide supplementary guarantees to them. We currently do not expect to cooperate with additional independent guarantee companies due to our strategic shift of business focus towards providing digital-centric services and optimizing our product matrix and organizational structure.

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

In 2016, we funded the financing receivables that we generated from the provision of point-of-sale lending solutions entirely through funds received from individual investors via Jimu Box. In 2017, we began to securitize a significant proportion of our financing receivables through public or private asset-backed securities. In 2018, we stopped funding financing receivables from our provision of point-of-sale lending solutions using funds received from individual investors through Jimu Box. Instead, we significantly expanded our use of trusts and other structured finance as compared to 2017. We also entered into an unsecured general loan with an individual in early 2018. Later in 2018, we entered into two loan agreements with a shareholder allowing us to make early repayment on that loan due to an individual. See “Item 7. Major Shareholders and Related Party Transactions—Shareholder Loans.” In 2019 and 2020, point-of-sale lending solutions were mainly funded through direct institutional funding arrangements, which resulted in the decrease in financing receivables.

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

Balance sheet. The financing receivables on our balance sheet are generated primarily from our use of trust arrangements and other structured finance products in 2019. As of December 31, 2020, we had ended the trust arrangement and recorded short-term financing receivables, net, of RMB70.8 million (US$10.8 million) and long-term financing receivables, net, of RMB2.8 million (US$0.4 million) primarily from our own fund.

Funding debts represent the proceeds from individual investors through Jimu Box and other financial partners, the asset-backed securitized debts, the consolidated trusts or the unsecured general loan from an individual lender and a shareholder that we use to fund our financing receivables. We had short-term funding debts of RMB2.8 million (US$0.4 million) and long-term funding debts of nil as of December 31, 2020.

We maintain a provision for credit losses based on delinquency levels and historical charge offs of the underlying on- and off-balance sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk level of the borrowers. For each credit risk level, we estimate the expected loss rate based on the delinquency status of the financial assets to be within that level: current, 1 to 30 days past due, 31 to 60 days past due, 60 to 90 days past due, or 91 days or greater past due. These loss rates in each delinquency status are based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The expected loss rate of the specific delinquency status category within each risk level will be applied to the outstanding balances of the applicable financial assets within that level to determine the provision for credit losses for each reporting period. We had a provision for credit losses related to financing receivables of RMB45.1 million (US$6.9 million) for the year ended December 31, 2020.

For those off-balance sheet loans where we provide a financial guarantee to the financial partner who funds the loans, we account for the financial guarantee at fair value on the balance sheet as a financial guarantee liability. As of December 31, 2020, the maximum potential future payment that we could be required to make would be RMB215.7 million (US$33.1 million). We expect our financial guarantee liabilities to decrease in 2021 as we reduce the risk-sharing services and gradually cease to provide financial guarantees for loans that are funded through financial partners.

The following table presents information about our sources of funds for the year ended December 31, 2020.

	For the Year Ended December 31, 2020
	RMB	US$	%
	(in thousands)
Point-of-sale installment loans	272,420	41,750	45.5%
Online consumer finance platform	—	—	—
Trusts and other structured finance*	25,939	3,975	4.3%
Non-structured direct funding	241,856	37,066	40.4%
Unsecured general loan and others*(l)	4,625	709	0.8%
Personal installment loans	297,869	45,651	49.8%
Online consumer finance platform	26,758	4,101	4.5%
Trusts and other structured finance*	—	—	—
Non-structured direct funding	222,033	34,028	37.1%
Unsecured general loan and others*(l)	49,078	7,522	8.2%
Business installment loans	28,299	4,338	4.7%
Online consumer finance platform	624	96	0.1%
Non-structured direct funding	27,652	4,238	4.6%
Unsecured general loan and others*(l)	23	4	0.0%

Total	598,588	91,739	100.0%

(1)

Others include receivables held by Ganzhou Aixin Micro Finance and Minheng before those receivables are funded by our financial partners and those receivables that have been delinquent within 90 days and repurchased by us but not yet written off.

*	On balance sheet sources.

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the two tables below.

	As of and for the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Total revenues	1,603,631	1,285,236	378,264	57,971
Total amount of loans facilitated during the period	14,733,658	11,013,920	1,846,438	282,979
Point-of-sale installment loans	4,540,806	2,448,372	269,172	41,252
Personal installment loans	8,971,533	7,783,997	1,453,091	222,696
Business installment loans	1,221,319	781,551	124,175	19,031
Outstanding balance	5,803,034	3,301,896	589,744	90,382
Point-of-sale installment loans	1,423,618	850,038	263,576	40,395
On-balance sheet	492,603	149,033	30,564	4,684
Off-balance sheet	931,015	701,005	233,012	35,711
Personal installment loans	3,811,137	2,199,258	297,869	45,650
On-balance sheet	208,342	296,909	49,078	7,522
Off-balance sheet	3,602,795	1,902,349	248,791	38,129
Business installment loans	568,279	252,600	28,299	4,337
On-balance sheet	29,621	12,549	23	4
Off-balance sheet	538,658	240,051	28,276	4,333
Net income/(loss)	2,171	(906,490)	(296,140)	(45,385)
Adjusted net (loss)/income(1)	133,431	(888,643)	(284,242)	(43,562)
Total operating expenses	(507,639)	(1,243,983)	(299,329)	(45,874)
Adjusted operating expenses(1)	(376,379)	(1,226,136)	(287,431)	(44,050)

(1)

Adjusted net (loss)/income and adjusted operating expenses are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most comparable GAAP measures, see “Non-GAAP Financial Measures.”

	As of and for the Year Ended December 31,
	2018	2019	2020
	(in thousands)
Cumulative registered users as of the end of the period	31,404	39,086	42,758
Unique borrowers for the period(1)	2,542	1,673	278
Unique borrowers of point-of-sale installment loans	2,393	1,227	189
Unique borrowers of personal and business installment loans	669	471	90
Number of loans facilitated during the period	8,051	4,549	888
Number of point-of-sale installment loans facilitated	6,910	3,469	56
Number of personal and business installment loans facilitated	1,141	1,080	26

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

The table below sets forth a reconciliation of these non-GAAP financial measures for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Total operating expenses	(507,639)	(1,243,983)	(299,329)	(45,874)
Add: share-based compensation expenses	131,260	17,848	11,898	1,824
Adjusted operating expenses	(376,379)	(1,226,135)	(287,431)	(44,050)
Net income/(loss)	2,171	(906,490)	(296,140)	(45,386)
Add: share-based compensation expenses	131,260	17,848	11,898	1,824
Adjusted net income/(loss)	133,431	(888,642)	(284,242)	(43,562)

Key Components of Results of Operations

Revenues

Our revenues are derived from technical service fees, installment service fees and wealth management service fees and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Technical service fees	1,297,758	80.9	1,077,760	83.8	330,665	50,676	87.4
Installment service fees	291,077	18.2	187,359	14.6	42,707	6,545	11.3
Wealth management service fees and others	14,796	0.9	20,117	1.6	4,892	750	1.3

Total revenues	1,603,631	100.0	1,285,236	100.0	378,264	57,971	100.0

We generate technical service fee revenue by providing online credit assessment and referral services, post-lending management services and financial guarantee services. We also receive fees contingent on future events, such as penalty fees for early repayments as well as fees for collection services for late payments. Prior to 2018, we bore minimal credit risk for providing technical services. Independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. In 2018, we began to share the credit risks for off-balance sheet loans with select financial partners due to market challenges. Revenues from our risk-sharing model accounted for approximately 1.6%, 37.8% and 41.9% of our technical service fees for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Cost of Revenues

The following table sets forth our cost of revenues, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Funding cost	(161,384)	(10.1)	(51,759)	(4.0)	(16,525)	(2,533)	(4.4)
Provision for credit losses	(70,411)	(4.4)	(33,942)	(2.6)	(45,090)	(6,910)	(11.9)
Origination and servicing cost	(323,342)	(20.2)	(290,398)	(22.6)	(100,760)	(15,442)	(26.6)
Cost on guarantee	—	—	(193,426)	(15.0)	(100,347)	(15,379)	(26.5)
Service cost charged by the related party	(529,593)	(33.0)	(200,163)	(15.6)	(23,052)	(3,533)	(6.1)

Cost of revenues	(1,084,730)	(67.7)	(769,688)	(59.8)	(285,774)	(43,797)	(75.5)

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

Gross Profit

The following table sets forth our gross loss and profit, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Year Ended December 31
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Total revenues	1,603,631	100.0	1,285,236	100.0	378,264	57,971	100.0
Cost of revenues	(1,084,730)	(67.7)	(769,688)	(59.8)	(285,774)	(43,797)	(75.5)

Gross profit	518,901	32.3	515,548	40.2	92,490	14,174	24.5

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

That being said, we do aim for a positive gross margin on each of our solutions. On a partner-by-partner basis, our gross margin tends to rise as our relationship with a business partner develops. This is both because the proportion of higher-margin personal and business installment loan solutions grows as our relationship with a partner matures and because a partner who comes to recognize the mutually beneficial nature of our relationship is more likely to negotiate mutually beneficial terms. More favorable terms with our business partners and end users has been one of the significant reasons for the improvement in our gross margin since 2016. Our gross margin decreased to 24.5% for the year ended December 31, 2020, primarily because we gradually ceased the high margin risk-sharing loan facilitation business in 2020 in the process of our strategic shift, leading to the decrease in cost being outpaced by the decrease in revenues.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses	(99,671)	(6.2)	(69,593)	(5.4)	(44,697)	(6,850)	(11.8)
General and administrative expenses	(312,979)	(19.5)	(1,095,311)	(85.2)	(147,753)	(22,644)	(39.1)
Research and development expenses	(94,989)	(5.9)	(79,079)	(6.2)	(37,521)	(5,750)	(9.9)
Impairment loss of goodwill and intangible assets	—	—	—	—	(69,358)	(10,630)	(18.3)

Total operating expenses	(507,639)	(31.6)	(1,243,983)	(96.8)	(299,329)	(45,874)	(79.1)

Sales and marketing expenses

Our sales and marketing expenses consist primarily of salaries and benefits (including share-based compensation) for employees involved in sales and marketing functions and advertising and marketing promotion fees. Advertising and marketing promotion fees represent amounts we pay for brand awareness. We expense all sales and marketing costs as incurred. Our sales and marketing expenses decreased as a percentage of our total revenues in 2019 as we reduced the size of our sales team. Our sales and marketing expenses increased as a percentage of our total revenues in 2020, primarily due to a decrease in our total revenues while the percentage of our manpower investment in sales and marketing remained relatively stable, such that our total revenues decreased at a greater pace compared to our sales and marketing expenses.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and benefits (including share-based compensation) and related expenses for employees involved in general corporate functions, including finance, legal and human resources. We also incurred bad debt expenses in 2018, 2019 and 2020 in connection with provision for credit losses on receivable for technical service fees, which are classified under general and administrative expenses. Other general and administrative expenses include rental expenses and professional fees. In 2019, our general and administrative expenses increased due to the continued increase in professional services fee and bad debt expenses, offset by a decrease in share-based compensation. Besides provision for credit losses on receivable for technical service fees receivable, the significant increase of bad debt expense in 2019 was due to the provision for credit loss on amounts due from Jimu Group. In 2020, our general and administrative expenses decreased, primarily due to a decrease in bad debt provision expense related to loans due from Jimu Group, as well as decreases in staff cost due to personnel structure optimization and in professional expense due to decreased consulting expense.

Research and development expenses

Our research and development expenses consist primarily of salaries and benefits (including share-based compensation) for employees involved in research and development functions. We expense all research and development costs as incurred. Our research and development expenses remained steady in 2019 and increased as a percentage of our total revenues in 2020, primarily due to a decrease in our total revenues while the percentage of our manpower investment in research and development remained relatively stable, such that our total revenues decreased at a greater pace compared to our research and development expenses.

Impairment loss of goodwill and intangible assets

We recorded impairment loss of goodwill of RMB37.6 million (US$5.7 million) in 2020, and impairment loss of intangible assets of
RMB31.8 million (US$4.9 million) associated with a license to operate small loan businesses owned by Ganzhou Aixin Micro Finance in the same year, considering the tightening regulation and changing market environment.

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Summary Consolidated Statements of Comprehensive (Loss) /Income Data:
Revenues:
Technical service fees	1,297,758	80.9	1,077,760	83.8	330,665	50,676	87.4
Installment service fees	291,077	18.2	187,359	14.6	42,707	6,545	11.3
Wealth management service fees and others	14,796	0.9	20,117	1.6	4,892	750	1.3

Total revenues	1,603,631	100.0	1,285,236	100.0	378,264	57,971	100.0

Cost of revenues:
Funding cost	(161,384)	(10.1)	(51,759)	(4.0)	(16,525)	(2,533)	(4.4)
Provision for credit losses	(70,411)	(4.4)	(33,942)	(2.6)	(45,090)	(6,910)	(11.9)
Origination and servicing cost	(323,342)	(20.2)	(290,398)	(22.6)	(100,760)	(15,442)	(26.6)
Cost on guarantee	—	—	(193,426)	(15.0)	(100,347)	(15,379)	(26.5)
Service cost charged by the related party	(529,593)	(33.0)	(200,163)	(15.6)	(23,052)	(3,533)	(6.1)

Cost of revenues	(1,084,730)	(67.7)	(769,688)	(59.8)	(285,774)	(43,797)	(75.5)

Gross profit	518,901	32.3	515,548	40.2	92,490	14,174	24.5

Operating expenses:
Sales and marketing expenses	(99,671)	(6.2)	(69,593)	(5.4)	(44,697)	(6,850)	(11.8)
General and administrative expenses	(312,979)	(19.5)	(1,095,311)	(85.2)	(147,753)	(22,644)	(39.1)
Research and development expenses	(94,989)	(5.9)	(79,079)	(6.2)	(37,521)	(5,750)	(9.9)
Impairment loss of goodwill and intangible assets	—	—	—	—	(69,358)	(10,630)	(18.3)

Total operating expenses	(507,639)	(31.6)	(1,243,983)	(96.8)	(299,329)	(45,874)	(79.1)

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating income/(loss)	11,262	0.7	(728,435)	(56.6)	(206,839)	(31,700)	(54.7)

Change in fair value of convertible loans	(9,552)	(0.6)	—	—	—	—	—
Loss from equity method investments	(2,652)	(0.2)	(8,149)	(0.6)	(11,523)	(1,766)	(3.0)
Impairment on prepayment for long-term investment	—	—	(200,000)	(15.6)	—	—	—
Impairment loss on equity investment	—	—	—	—	(15,908)	(2,438)	(4.2)
Other income/(expense), net	8,822	0.6	(11,094)	(0.9)	(12,674)	(1,942)	(3.4)
Interest income from related parties	—	—	43,156	3.4	—	—	—
Income/(loss) before income tax expense	7,880	0.5	(904,522)	(70.3)	(246,944)	(37,846)	(65.3)

Income tax expense	(5,709)	(0.4)	(1,968)	(0.2)	(49,196)	(7,540)	(13.0)
Net income/(loss)	2,171	0.1	(906,490)	(70.5)	(296,140)	(45,386)	(78.3)

Other comprehensive income/(loss)	30,173	1.9	11,876	0.9	(22,977)	(3,521)	(6.1)

Total comprehensive income/(loss)	32,344	2.0	(894,614)	(69.6)	(319,117)	(48,907)	(84.4)

Year ended December 31, 2020 compared with year ended December 31, 2019

Revenues

Our total revenue decreased by 70.6% from RMB1,285.2 million in the year ended December 31, 2019 to RMB378.3 million (US$58.0 million) in the year ended December 31, 2020. This decrease was driven primarily by a decrease in total loan volume from RMB11.0 billion in 2019 to RMB1.8 billion (US$0.3 billion) in 2020.

Technical service fees. Technical service fees decreased by 69.3% from RMB1,077.8 million in the year ended December 31, 2019 to RMB330.7 million (US$50.7 million) in the year ended December 31, 2020, primarily due to a decrease in the off-balance sheet loan transactions from RMB8.9 billion in the year ended December 31, 2019 to RMB1.5 billion (US$0.2 billion) in the year ended December 31, 2020 as we shifted business focus towards providing digital-centric services and reduced a significant portion of our technical services using a risk-sharing model.

Installment service fees. Installment service fees decreased by 77.2% from RMB187.4 million in the year ended December 31, 2019 to RMB42.7 million (US$6.5 million) in the year ended December 31, 2020. The decrease in revenues from installment service fees in 2020 was due to a decrease in on-balance sheet installment loans volume.

Wealth management service fees and others. Wealth management service fees and others decreased by 75.7% from RMB20.1 million in the year ended December 31, 2019 to RMB4.9 million (US$0.8 million) in the year ended December 31, 2020. The decrease was primarily due to our transition from a business model depending upon cross-selling through retail credit channels to a more market-oriented model, which resulted in a decline in prior service offering.

Cost of revenues

Cost of revenues decreased by 62.9% from RMB769.7 million in the year ended December 31, 2019 to RMB285.8 million (US$43.8 million) in the year ended December 31, 2020.

Funding cost. Funding cost, consisting primarily of interest expenses, decreased by 68.1% from RMB51.8 million in the year ended December 31, 2019 to RMB16.5 million (US$2.5 million) in the year ended December 31, 2020. This decrease reflected the lower volume of our on-balance sheet loans.

Provision for credit losses. Provision for credit losses increased by 32.8% from RMB33.9 million in the year ended December 31, 2019 to RMB45.1 million (US$6.9 million) in the year ended December 31, 2020. The increase in provision for credit losses was primarily attributable to an increase in delinquency rate in the stock of loans provided to online travel websites and other e-commerce websites in the first quarter of 2020 caused by the COVID-19 outbreak.

Origination and servicing cost. Origination and servicing cost decreased by 65.3% from RMB290.4 million in the year ended December 31, 2019 to RMB100.8 million (US$15.4 million) in the year ended December 31, 2020, primarily due to reduced user acquisition costs as a result of decrease in loan volume facilitated.

Cost on guarantee. Cost on guarantee decreased by 48.1% from RMB193.4 million in the year ended December 31, 2019 to RMB100.3 million (US$15.4 million) in the year ended December 31, 2020, as we purposely and gradually terminated guarantees in 2020 in order to refine the overall quality of our off-balance sheet loans.

Service cost charged by the related party. Service cost charged by the related party decreased by 88.5% from RMB200.2 million in the year ended December 31, 2019 to RMB23.1 million (US$3.5 million) in the year ended December 31, 2020, primarily because we ceased our cooperation model with Jimu Group under which Jimu Group used to provide credit enhancement for the borrowers since the beginning of 2019, resulting in a further decrease in the loan balance and related costs under such model in 2020.

Gross profit

Our gross profit decreased by 82.1% from RMB515.5 million in the year ended December 31, 2019 to RMB92.5 million (US$14.2 million) in the year ended December 31, 2020. We had a gross margin of 40.2% in the year ended December 31, 2019 and 24.5% in the year ended December 31, 2020. Our gross margin decreased as the decline in our cost of revenues was outpaced by the decline in our total revenues on a percentage basis as our fixed cost remained relatively stable.

Total operating expenses

Total operating expenses decreased by 75.9% from RMB1,244.0 million in the year ended December 31, 2019 to RMB299.3 million (US$45.9 million) in the year ended December 31, 2020, mainly due to a decrease in general and administrative expense.

Sales and marketing expenses. Sales and marketing expenses decreased by 35.8% from RMB69.6 million in the year ended December 31, 2019 to RMB44.7 million (US$6.9 million) in the year ended December 31, 2020. This decrease was the result of decreases in (i) promotion expense of RMB14.3 million (US$2.2 million) due to a reduction of online advertisement expenditure and (ii) staff cost of RMB8.8 million (US$1.3 million) due to adjustment of the employee structure as part of our business transformation.

General and administrative expenses. General and administrative expenses decreased by 86.5% from RMB1,095.3 million in the year ended December 31, 2019 to RMB147.8 million (US$22.6 million) in the year ended December 31, 2020, primarily due to decreases in (i) bad debt expenses of RMB921.2 million (US$141.2 million) related to a decrease in loans due from Jimu Group from RMB890.7 million in 2019 to RMB7.8 million (US$1.2 million) in 2020, (ii) staff cost of RMB21.2 million (US$3.2 million) due to personnel structure optimization, and (iii) professional expense of RMB10.7 million (US$1.6 million) due to decreased consulting expense.

Research and development expenses. Research and development expenses decreased by 52.6% from RMB79.1 million in the year ended December 31, 2019 to RMB37.5 million (US$5.8 million) in the year ended in December 31, 2020, primarily due to a decrease of RMB34.1 million (US$5.2 million) in staff cost due to the personnel structure optimization as part of our business transformation.

Impairment loss of goodwill and intangible assets. We recorded impairment loss of goodwill and intangible assets of RMB69.4 million (US$10.6 million) in 2020, primarily attributable to impairment loss of goodwill of RMB37.6 million (US$5.7 million) and impairment loss of intangible assets of RMB31.8 million (US$4.9 million) associated with a license to operate small loan businesses owned by Ganzhou Aixin Micro Finance considering the tightening regulation and changing market environment.

Net Loss

We had net loss of RMB296.1 million (US$45.4 million) in the year ended December 31, 2020 as a result of the above, as compared to a net loss of RMB906.5 million in the year ended December 31, 2019.

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

Service cost charged by the related party. Service cost charged by the related party decreased by 62.2% from RMB529.6 million in the year ended December 31, 2018 to RMB200.2 million (US$28.8 million) in the year ended December 31, 2019, primarily because our cooperation model with Jimu Group changed from a model where Jimu Group provided credit enhancement for the borrowers to a model where we provided credit enhancement to the borrowers on our own from April 2019.

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

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018, the Ordinance. Under the two-tiered profits tax rate regime, the first HK$2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to profits tax at the rate of 16.5% or 15%, as applicable. Because we did not elect the preferential tax treatment, all of our subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. Our Hong Kong subsidiaries did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2018, 2019, and 2020. Payments of dividends by our Hong Kong subsidiaries to us are therefore not subject to withholding tax in Hong Kong.

China

Our PRC subsidiaries and our variable interest entities, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. In addition, our variable interest entities and PRC subsidiaries are subject to value added taxes, or VAT, on the services they provide at the rate of 6% or 3%, depending on whether the entity is a general taxpayer or small-scale taxpayer, plus related surcharges, less any deductible VAT they have already paid or borne.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in China in the future.

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

The consolidated financial statements include the financial statements of Pintec Technology Holdings Limited, its subsidiaries, the variable interest entities for which we are the ultimate primary beneficiary, and subsidiaries of the variable interest entities. All significant inter-company transactions and balances between Pintec Technology Holdings Limited, its wholly owned subsidiaries and the variable interest entities have been eliminated upon consolidation.

The following financial statement amounts and balances of the variable interest entities and their subsidiaries taken as a whole were included in the accompanying consolidated financial statements.

	As of December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Total assets	931,287	440,444	67,501
Total liabilities	1,135,535	476,397	73,011

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Total revenues	1,601,037	1,272,943	352,604	54,039
Net income/(loss)	322,605	(520,791)	(111,765)	(17,129)

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	470,404	404,851	128,547	19,701
Net cash provided by/(used in) investing activities	859,941	(165,957)	289,956	44,438
Net cash (used in)/provided by financing activities	(961,263)	86,906	(666,659)	(102,170)

Reorganization

Our pre-IPO reorganization consisted of transfers among entities that have the same shareholders, in the same proportions and with the same rights and thus is accounted for in a manner similar to a common control transaction because it is determined that the transfers lack economic substance from the shareholders’ perspective.

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

Revenue recognition

We are principally engaged in providing lending solutions through our online technology platform. We earn revenues by providing: (i) a lending solution that assists borrowers to obtain loans from third party investors and certain financial partners. We provide lending solutions but do not provide loans by ourselves. For these services, we earn technical service fees; (ii) a lending solution for borrowers who want to finance their online purchases from third parties, or Business Partners, or who have personal or business installment loan requests. We provide financing for these borrowers and earn installment service fees (including interests); (iii) a wealth management and insurance product distribution solutions for asset management and insurance companies, respectively, to facilitate the sale of their products. We earn wealth management services fees and commission on financial products distributed through our platform that were sold by these asset management and insurance companies to their customers. We are not a party to the financial products sold.

Installment service fee

Installment service fee revenue is recognized over the terms of financing receivables using the effective interest rate method under ASC 310. Installment service fee revenue is not recorded when reasonable doubt exists as to the full, timely collection of installment service fee or principal. We also receive miscellaneous fees, such as penalty fees for late payments, which are contingent fees and are recognized when the event occurs and the payment is made by the customer as that is the point in time collectability is reasonably assured.

Revenue recognition under ASC topic 605 (“ASC 605”), “Revenue Recognition in the Year Ended December 31, 2018

Revenue is recognized when all of the following conditions are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured. These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of business tax and value added taxes, or VAT, at rates ranging between 3% and 6%, and surcharges. VAT and business tax collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

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

We charge the technical service fees from the borrowers upon the successful matching of the loans financed by investors of Jimu Group or other financial partners. If the service fee is not collected entirely upfront, the selling price allocated by us to the delivered credit assessment and referral service is limited to that amount that is not contingent upon the delivery of additional units or meeting other specified performance conditions in accordance with ASC 605-25. The remaining credit assessment and referral service fees are recorded when the contingency is resolved and cash is received. The selling price allocated to post-lending management services, is recognized as revenue each month when the service is provided over the period of the loan and the monthly repayments occur.

We are the primary obligor for the lending solutions provided to the borrowers, mainly as we have the ability to establish the price, and control the related content of service provided. Technical service fee is recognized on a gross basis and the portion of service fee charged by and paid to Jimu Group based on relative fair values of services is recognized as cost of revenues in the consolidated statements of operations and comprehensive income/(loss).

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

Wealth management service fee and others

The wealth management service fee and others primarily consist of commission fees charged from third-party asset management companies and insurance companies for their use of our online wealth management platform and online insurance platform. Such commissions are generally determined as a percentage based on the fees charged to customers by the asset management companies and insurance companies, through the online wealth management platform and online insurance platform. Transaction service commissions are recognized on a net basis when the services are rendered, which occurs when the underlying transaction is executed. We are not the primary obligor as we do not have the ability to establish the price or control the related content of the wealth management or insurance products offered on the online wealth management platform and online insurance platform.

Revenue recognition under of ASC 606, “Revenue from contracts with Customers” in Years Ended December 31, 2019 and 2020

Technical service fees

Under ASC 606, we consider the online credit assessment and referral service and post-lending management service, collectively, and guarantee service as two separate services, of which, the guarantee service is accounted for at fair value in accordance with ASC 460, Guarantees. Revenue from the guarantee service is recognized once we are released from the underlying risk. (see Note 2(r) to our consolidated financial statements included elsewhere in this annual report).

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

Revenues from technical services are recognized over time since the customers simultaneously receive and consume the benefits provided by our technical service as it is performed. For technical service fees charged to borrowers, we recognize revenue during the service period. For technical service fees charged to other financial partners, we apply the invoice practical expedient and recognize revenue in the amount to which we have a right to invoice.

Wealth management service fee and others

For wealth management service fee and others, the only performance obligation is to distribute the wealth management or insurance products on our platforms for the third-party asset management companies and insurance companies. We recognize commissions on a net basis as we are not the primary obligor, as we do not have the ability to establish the price nor do we bear the credit risk. The revenue is recognized at a point in time when the performance obligation is satisfied, which occurs when the underlying transaction is executed.

Contract assets

We have no other contract assets except for accounts receivable in RMB74.3 million and RMB51.0 million as of December 31, 2019 and 2020, respectively.

Contract liability

Contract liability consists of technical service fees received from borrowers before we have a right to invoice, and is recorded as “Deferred service fee” included in “Accrued expenses and other liabilities” on the consolidated balance sheets. For monthly consulting fee which is received monthly from customers and upfront fee which is received upon the successful matching of the loans, contract liability is recognized as revenue when service is provided. The amount of revenue recognized during the years ended December 31, 2019 and 2020 that was previously included in the contract liabilities balance as of December 31, 2018 and 2019 was RMB119.7 million and RMB66.6 million.

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

We had provided guarantee to individual investors for loans that we had referred and funded through Jimu Group before December 2019 and Jimu Group announced its exit from the online lending platform business in February 2020. We are obligated to compensate certain institutional financial partners for defaults on principal and interest repayments. We recognize a stand ready obligation for our guarantee exposure in accordance with ASC 460.

At the inception of each loan subject to the guarantee provided, we recognize the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. The liability recorded based on ASC 460 is determined on a loan-by-loan basis. As the risk of the guarantee liability is relieved, it is recognized into the consolidated statements of operation and comprehensive income/(loss) by a systematic and rational amortization method over the term of the loan, within the “Technical service fees” line item.

For the years ended December 31, 2018, 2019 and 2020, revenues recognized related to releasing of guarantee liabilities were RMB21.4 million, RMB407.4 million and RMB138.5 million, respectively.

The ASC 450 component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability. The ASC 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio. The ASC 450 contingent component, including the net payouts by us when borrower defaults, is recognized as cost on guarantee, in the consolidated statement of operations and comprehensive income/(loss).

As of December 31, 2019 and 2020, the maximum potential future payment we could be required to make would be RMB983.2 million and RMB215.7 million, respectively.

Financial guarantee assets

Financial guarantee assets are recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460 and considers what premium would be required by us to issue the same guarantee service in a standalone arm’s-length transaction. Financial guarantee assets are reduced upon the receipt of the service fee payment from the borrowers and financial partners.

We assess the realization of the financial guarantee assets collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio and records an allowance for amounts that it estimates will not be realized. For the years ended December 31, 2018, and 2019, we recorded the expense of nil and RMB12.5 million, respectively. For the year ended December 31, 2020, we recorded a reversal of RMB8.1 million in the statement of operations and comprehensive income/(loss).

Share-based compensation expenses

All share-based awards granted to employees, including restricted ordinary shares and share options, are measured at fair value on grant date. Share-based compensation expense is recognized using the straight-line method or graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

Prior to the Reorganization, all the options and restricted ordinary shares were granted by Jimu Group with its own underlying shares. The Binomial option pricing model is used to estimate fair value of the share options and restricted ordinary shares. The determination of estimated fair value of share-based payment awards on the grant date using an option pricing model is affected by the fair value of Jimu Group’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of Jimu Group’s shares over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and any expected dividends. Shares of Jimu Group, which do not have quoted market prices, were valued based on the income approach. Determination of estimated fair value of Jimu Group’s shares requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to Jimu Group.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option and records share-based compensation expenses only for those awards that are expected to vest.

In connection with the Reorganization and as a result of the anti-dilution provision in the option plan and agreement regarding the options issued by Jimu Group, all the options to purchase the underlying Pintec ordinary shares were issued by us as of March 27, 2018. In accordance with ASC 718, exchanges of share options or other equity instruments or changes to their terms in conjunction with an equity restructuring (i.e. the Reorganization) are modifications of the share options and that the accounting for a modification in conjunction with an equity restructuring requires a comparison of the fair value of the modified awards with the fair value of the original award immediately before the modification in accordance with ASC 718. With respect to the Pintec options and Jimu Group options held by the employees of us, we determined to recognize share-based compensation expense in its consolidated financial statements the remaining unrecognized compensation cost pertaining to the unvested options of Jimu Group which are retained by the employees of us, in addition to the cost pertaining to the unvested options issued by us to our employees in connection with the equity restructuring. Incremental fair value, if any, for unvested awards would be recognized prospectively in the consolidated financial statements of us.

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

Deferred income tax

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of operations and comprehensive income/(loss) in the period of the enactment of the change.

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

Valuation allowances

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

As of December 31, 2020, we provided a full valuation allowance of RMB242.6 million for the deferred tax assets of Shanghai Anquying, the net income of which dropped significantly during the year ended December 31, 2020, and the Group consider it more likely than not that Shanghai Anquying could not generate sufficient pre-tax profit in the next five consecutive years and the deferred tax assets will not be utilized in the future.

As of December 31, 2020, we had net operating loss carryforwards of approximately RMB222.7 million. As of December 31, 2020, the net operating loss carryforwards of RMB7.7 million, RMB33.5 million, RMB58.4 million, RMB58.0 million and RMB65.1 million will expire, if unused, by 2021, 2022, 2023, 2024 and 2025, respectively.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(ff) to our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the period presented:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	231,908	175,079	56,963	8,730
Net cash provided by/(used in) investing activities	280,595	(538,702)	192,619	29,521
Net cash (used in)/ provided by financing activities	(200,085)	224,372	(286,639)	(43,929)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	21,732	10,114	(21,503)	(3,297)
Net increase/(decrease) in cash, cash equivalents and restricted cash	334,150	(129,137)	(58,560)	(8,975)
Cash, cash equivalents and restricted cash at beginning of the year	375,891	710,041	580,904	89,028
Including:
Cash and cash equivalents at beginning of the year	370,891	457,442	102,755	15,748
Restricted cash at beginning of the year	5,000	252,599	382,695	58,651
Non-current restricted time deposits at beginning of the year	—	—	95,454	14,629
Cash, cash equivalents and restricted cash at end of the year	710,041	580,904	522,344	80,053
Including:
Cash and cash equivalents at end of the year	457,442	102,755	377,160	57,802
Restricted cash at end of the year	252,599	382,695	137,220	21,030
Non-current restricted time deposits at end of the year	—	95,454	7,964	1,221

As of December 31, 2020, we had RMB377.2 million (US$57.8 million) in cash and cash equivalents, of which RMB358.6 million (US$55.0 million) was denominated in Renminbi and held at banks in China and US$2.6 million was denominated in U.S. dollars and held at banks located in or outside of China. As of the same date, RMB173.2 million (US$26.5 million) of our cash and cash equivalents was held by our VIEs. Our cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks that are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Historically, we operated as a separate business within the Jimu Group, and our principal source of liquidity was capital contributions from Jimu Group. Since 2017, we have been carrying out our own debt and equity financing. In November 2017, we began issuing convertible loans convertible into shares of our company, and in May 2018, all of the outstanding convertible loans, which had a principal amount of US$39.5 million, were converted into series A-1 preferred shares. In May 2018, we issued series A-2 preferred shares to a group of investors for an aggregate consideration of US$64.0 million. In addition, we entered into a loan agreement with Ms. Xuan Zhang, an individual who is not affiliated with our company investing on behalf of her high net worth extended family, in January 2018, and a supplementary loan agreement in March 2018, pursuant to which we borrowed an unsecured general loan of RMB564.0 million with an interest rate of approximately 10.3% and a term of one year. The loan is intended for repayment of loan payables to third party individual investors matched through Jimu Box. We have repaid the remaining outstanding balance prior to August 2018, using cash on hand and the proceeds from two loans from Xijin (Shanghai) Venture Capital Management Co., Ltd., which is the parent of one of our shareholders. In October 2018, we raised approximately US$40.7 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ partial exercise of their over-allotment option. In December 2018, Minheng agreed with Xijin (Shanghai) Venture Capital Management Co., Ltd. to extend the maturity dates for both of its loans to May 15, 2019. See “Item 7. Major Shareholders and Related Party Transactions—Shareholder Loans.”

In August 2019, Shanghai Anquying Technology Co., Ltd., or Shanghai Anquying, entered into a loan agreement with Shanghai Mantu and other parties, pursuant to which Shanghai Mantu agreed to loan RMB100.0 million (US$14.4 million) to Shanghai Anquying for a term of one year at an annual interest rate of 8%. Ganzhou Aixin Micro Finance and Mr. Jun Dong, our director, agreed to guarantee Shanghai Anquying’s obligations under the loan agreement. In addition, Shanghai Anquying agreed to pledge its shares in Ganzhou Aixin Micro Finance as security for Shanghai Anquying’s obligations under the loan agreement. We also agreed to issue warrants to Mandra iBase Limited, exercisable within three years, to purchase up to 52,835,505 ordinary shares of the Company at an exercise price of US$0.5678 per Class A ordinary share, equal to a price per ADS of US$3.9746.

We entered into two loan agreements with Jimu Group on July 19, 2019, to formally document amounts due from Jimu Group that were attributable to cash advances we made to Jimu Group outside of the ordinary course of business in both U.S. dollars and Renminbi. As of December 31, 2019, we had RMB748.4 million in current amounts due from Jimu Group and RMB117.6 million in non-current amounts. The U.S. dollar-denominated loan matured on January 31, 2020 but Jimu Group failed to repay the amount due by the maturity date and the loan went into default. The Renminbi-denominated loan matures on January 31, 2022. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group—Cash Advances and Loan Agreements” for more details.

In December 2019, we acquired a controlling stake in Shenzhen Xinyuhao Technology Co., Ltd., or Shenzhen Xinyuhao, for a consideration of RMB200,000 and subsequently injected capital of RMB199.9 million. In the same month, Shenzhen Xinyuhao purchased financing receivables from an unrelated third party for RMB200.0 million, which Jimu Group provided an unconditional commitment to repurchase within six months. The financing receivables were long overdue loans from Jimu Group’s platform and recovery through collection is remote. In January 2020, Shenzhen Xinyuhao required Jimu Group to repurchase these financing receivables. However, Jimu Group failed to perform its commitment to repurchase the financing receivables. Since Jimu Group is insolvent and announced its exit from the online lending platform business in February 2020, we determined that these amounts are unrecoverable. As of December 31, 2019, we made a provision of RMB856.0 million for the amount due from Jimu Group. We made an additional provision of RMB7.8 million (US$1.2 million) for the year ended December 31, 2020.

In October 2020, we entered into certain equity transfer agreements with Ningxia Fengyin to acquire all equity interests in Chuanxi Technology, with a total consideration of RMB400.0 million (US$61.3 million). Pursuant to the agreements, we issued a warrant to an entity designated by Ningxia Fengyin to purchase, in a private placement, up to 320,036,576 of our Class A ordinary shares at par value US$0.000125 per share. The warrant is exercisable immediately and will expire on the third anniversary of the closing date, i.e., October 22, 2020. If the warrant is exercised before its expiration date, we will be released from the obligation of paying the corresponding portion of the consideration. The un-released portion of the debt bears an annual interest rate of 8.75%, and the interest is payable quarterly. By closing the acquisition on the closing date, we obtained control over Chuanxi Technology, which has no operations, as well as RMB400.0 million (US$61.3 million) in its bank account. To secure the debt due to Ningxia Fengyin, on December 2, 2020, we pledged 100% of the equity interest of Ganzhou Aixin Micro Finance to Ningxia Fengyin. In November 2020, we paid transaction service fee of RMB4.0 million to Guangdong Huawen Industry Group Co., Ltd., one of our related parties, as agreed. Since the warrant is not detachable from the debt and is not a derivative, and no cash conversion features and beneficial conversion features are contained in the instrument, the debt and the warrant were accounted together as a liability equal to the proceeds received in entirety. Such acquisition to obtain cash in the amount of RMB400.0 million is in substance an issuance of a convertible debt with a principal of RMB400.0 million for a term of three years at an annual interest rate of 8.75% that is convertible to our Class A ordinary shares.

The financing receivables that are recorded on our balance sheet in connection with most of our point-of-sale installment loans and some of our personal installment loans currently remain on our balance sheet until they are paid in full or written off. See “—Funding Sources and Credit Risk.” Consequently, access to capital is a potential constraint on the growth of our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain additional capital when desired, on favorable terms or at all.” We also require capital to provide financial guarantees for most of the loans that we facilitate that are not recorded on our balance sheet. Independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. To address the market challenges, in 2019, we had credit risk for a higher proportion of our funding than we did at the time of our initial public offering. Starting from 2020, aligned with our strategic shift of business focus towards providing digital-centric services, we have gradually reduced a significant portion of our technical services using a risk-sharing model, leading to lower credit risk (without taking into account the impact of COVID-19). We may require additional financing to continue to expand our operations.

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

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2020 was RMB57.0 million (US$8.7 million), as compared to a net loss of RMB296.1 million (US$45.4 million). The difference between our net loss and our net cash provided by operating activities was primarily attributable to non-cash adjusting items including RMB69.4 million (US$10.6 million) in impairment loss of goodwill and intangible assets, RMB15.9 million (US$2.4 million) in impairment on equity-method investment, RMB51.0 million (US$7.8 million) in provision for doubtful accounts, RMB46.9 million (US$7.2 million) in deferred income tax and credit losses and RMB18.9 million (US$2.9 million) in accretion of debt instrument, and an increase of RMB261.2 million (US$40.0 million) in amounts due to related parties, a decrease of RMB83.8 million (US$12.8 million) in financial guarantee assets and a decrease of RMB17.2 million (US$2.6 million) in accounts receivable, partially offset by a decrease of RMB91.1 million (US$14.0 million) in accrued expenses and other liabilities, a decrease of RMB81.7 million (US$12.5 million) in financial guarantee liabilities, a decrease of RMB47.4 million (US$7.3 million) in accounts payable, a decrease of RMB22.2 million (US$3.4 million) in short-term and long-term funding debts and a decrease of RMB12.8 million (US$2.0 million) in tax payable. Our amounts due to related parties mainly arose from collecting principal and interests from borrowers on behalf of Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.”

Net cash provided by operating activities for the year ended December 31, 2019 was RMB175.1 million, as compared to a net loss of RMB906.5 million. The difference between our net loss and our net cash provided by operating activities was primarily attributable to non-cash adjusting items including RMB961.9 million in provision for doubtful accounts and credit losses and RMB200.0 million in impairment of prepayment of long-term investment, and a decrease of RMB112.5 million in financing receivables, an increase of RMB86.4 million in financial guarantee liabilities and a decrease of RMB83.0 million in amounts due from related parties, partially offset by a decrease of RMB172.8 million in short-term and long-term funding debts, an increase of RMB86.9 million in financial guarantee assets, a decrease of RMB63.7 million in accrued expenses and other liabilities, an increase of RMB49.8 million in accounts receivable and a decrease of RMB30.5 million in amounts due to related parties. Our amounts due to related parties mainly arose from allocation of expenses between us and Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.”

Net cash provided by operating activities for the year ended December 31, 2018 was RMB231.9 million, as compared to a net income of RMB2.2 million. The difference between our net income and our net cash provided by operating activities was primarily attributable to non-cash adjusting items including RMB178.6 million in provision for doubtful accounts and credit loss and RMB131.3 million in share-based compensation expenses, and an increase of RMB181.8 million in short-term and long-term funding debts, partially offset by a decrease of RMB118.9 million in amounts due to related parties and an increase of RMB119.3 million in accounts receivable. Our amounts due to related parties mainly arose from allocation of expenses between us and Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.”

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2020 was RMB192.6 million (US$29.5 million), consisting primarily of RMB691.7 million (US$106.0 million) in collection of principal on financing receivables and RMB40.0 million (US$6.1 million) in collection of loan from Jimu Group, partially offset by RMB361.0 million (US$55.3 million) in financing receivables facilitated, RMB97.8 million (US$15.0 million) in purchase of property, equipment and software, RMB41.5 million (US$6.4 million) in purchase of long-term investments and RMB40.0 million (US$6.1 million) in loans provided to Jimu Group. We record and collect significant volumes of financing receivables primarily in connection with the point-of-sale installment loans that we facilitate.

Net cash used in investing activities for the year ended December 31, 2019 was RMB538.7 million, consisting primarily of RMB1,988.9 million in financing receivables facilitated, RMB697.8 million in net cash advance to Jimu Group, RMB200.0 million in prepayment for long-term investment, RMB137.0 million in loans provided to Jimu Group and RMB91.5 million in purchase of long-term investment, partially offset by RMB2,313.2 million in principal collection on financing receivables, RMB135.3 million in loan collection from a third party and RMB122.0 million in collections of loans from Jimu Group. We record and collect significant volumes of financing receivables primarily in connection with the point-of-sale installment loans that we facilitate.

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

Financing Activities

Net cash used in financing activities for the year ended December 31, 2020 was RMB286.6 million (US$43.9 million), consisting primarily of RMB320.0 million (US$49.0 million) in repayment of borrowings, RMB296.7 million (US$45.5 million) in principal repayment on funding debts, RMB100.0 million (US$15.3 million) in repayment of debt instrument and RMB20 million (US$3.1 million) in repayment of notes payable, partially offset by RMB400.0 million (US$61.3 million) in proceeds from issuance of convertible loan and RMB50.0 million (US$7.7 million) in proceeds from borrowings.

Net cash provided by financing activities for the year ended December 31, 2019 was RMB224.4 million, consisting primarily of proceeds from funding debts of RMB682.1 million, partially offset by principal payment on funding debts of RMB904.1 million. Funding debts primarily represent the proceeds from individual investors, the asset-backed securitized debts or the consolidated trusts that we use to fund our financing receivables. We also had proceeds from borrowings of RMB495.0 million offset by principal repayment on borrowings of RMB315.0 million, investment from non-controlling interest of RMB170.2 million, and proceeds of RMB100.0 million from issuance of debt instrument

Net cash used in financing activities for the year ended December 31, 2018 was RMB200.1 million, consisting primarily of principal repayment on funding debts of RMB3,538.3 million, partially offset by proceeds from funding debts of RMB2,253.5 million. We had proceeds of RMB410.3 million and RMB316.5 million from our offerings of pre-IPO preferred shares as well as our initial public offering and followed offering, respectively. We also had proceeds of RMB288.1 million from short-term and long-term bank borrowings and RMB151.0 million loan from a shareholder, offset by RMB68.1 million in repayment of short-term and long-term borrowings.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property, equipment and software. Historically, the amount of our capital expenditures has been small. Our capital expenditures were RMB4.1 million in 2018, RMB10.0 million in 2019 and RMB97.8 million (US$15.0 million) in 2020. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

We have provided financial guarantees through our subsidiaries or variable interest entities for loans that we facilitate with certain financial partners. In 2018, the only such arrangements that were not recorded on our balance sheet were with Guotou Micro Lending Company, a wholly owned subsidiary of China National Investment and Guaranty Corporation. The purpose of these arrangements was to induce Guotou Micro Lending Company to provide funding for loans that we facilitated. The revenue we generated from the facilitation of loans funded by Guotou Micro Lending Company in 2019 and 2020 was RMB83.4 million and RMB43.2 million (US$6.6 million), respectively, and release of financial guarantee liabilities in 2019 and 2020 was RMB51.4 million and RMB38.8 million (US$5.9 million), respectively. Guotou Micro Lending Company provided approximately 17.4% and 13.2% of the total funding for the loans we facilitated in 2019 and 2020, respectively.

Starting in 2019, Jimu Group has required that we provide financial guarantees for the loans we facilitate that are funded through Jimu Box, the online consumer finance platform operated by Jimu Group. The guarantee only covers those loans that are not recorded on our balance sheet. Jimu Box used to be the single largest funding source for loans facilitated through our platform, but our dependence on Jimu has decreased since 2017 with the diversification of our funding sources. Jimu Box was the funding source for 62%, 24%, and 4% of the outstanding loans as of December 31, 2018, 2019, and 2020, respectively. Funding from Jimu Box decreased significantly in 2019. Funding from Jimu Box has further decreased since Jimu Group announced its exit from the online lending platform business in February 2020. We did not have any further funding from Jimu Box since March 2020.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Less than 1 year	1 - 2 years	2 - 3 years	More than 3 years	Total
Office rental	10,926	15,556	14,456	7,228	48,166

Operating lease agreements represent non-cancellable operating leases for our office premises and the facilities that contain our system hardware and remote backup system.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.	Safe Harbor

See “Forward-Looking Information” on page 3 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers*	Age	Position/Title
Victor Huike Li	48	Director and Chief Executive Officer
Jun Dong	44	Chairman of the Board of Directors
Wei Wei	47	Director
Zehua Shi	39	Director
Jimin Zhuo	48	Independent Director
Yong Chen	45	Independent Director
Xueping Ning	45	Independent Director
Steven Yuan Ning Sim	44	Chief Financial Officer

*	Mr. Jiacheng Liu ceased to be our director on January 19, 2021.

Dr. Victor Huike Li has joined served as our director and chief executive officer since August 2020. Dr. Li joined us in 2019 subsequent to the acquisition of InfraRisk. Dr. Li first served as head of international business and then as executive vice president for us prior to his current roles. Dr. Li is a serial entrepreneur and IT industry veteran, with more than 20 years of experience in building and commercializing cutting-edge technologies. Prior to joining us, Dr. Li had served multiple senior executive positions in both China and Australia, accumulating a comprehensive set of industry experiences in such areas as R&D, consulting, business development, and management. Dr. Li was the founder and CEO of VanceInfo Technologies Australia Inc., wherein he established the first China-based IT services firm in Australia and drove its expansion across the Asia-Pacific region. Dr. Li was also the co-founder of InfraRisk, a leading supplier of credit management solutions in Australia. Dr. Li received his bachelor’s and master’s degrees in electrical engineering from the Beijing Institute of Technology, and his Ph.D. in computer science from University of Melbourne.

Mr. Jun Dong has served as our director since our inception. He was elected as the chairman of our board of directors and was named as our acting chief executive officer in September 2019. Mr. Dong resigned from his position as our acting chief executive officer in August 2020 as a result of Dr. Li’s appointment. He has also served as the chairman of the board of Jimu Holdings Limited since its inception and as the chairman of the board of directors of Ever Smart International Holdings Limited since 2017. Mr. Dong has over 15 years of experience in the finance industry. Between 2005 and 2008, Mr. Dong served as investment manager with Bank Hapoalim in New York. Mr. Dong received his MBA degree from University of Connecticut in 2003 and his bachelor’s degree in tourism management from Yunnan University in 1999. He received his EMBA degree from China Europe International Business School in 2013. He holds Chief Financial Analyst Charter and Certified Management Accountants and Certified Financial Manage certifications.

Mr. Wei Wei has served as our director since our inception. Mr. Wei served as our chief executive officer since our inception and resigned in August 2020. He also served as the chief operating officer of our predecessor from 2012 to 2016. In 2006, Mr. Wei founded Innovation Technology Corp., a telecommunications service provider, which was acquired by VanceInfo in 2007, where he served as vice president and led the mobile software and global sales and marketing divisions. Mr. Wei has over 15 years of experience in the information technology industry and previously held various positions at Huawei, Nokia and Philips Semiconductors. Mr. Wei received his bachelor’s degree in electronic engineering in 1995 and his master’s degree in electronic engineering in 2000 from Beijing Institute of Technology, and an EMBA degree from China Europe International Business School in 2013. Mr. Wei has been on medical leave of absence since September 2019.

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

Mr. Yong Chen has served as our independent director since August 2019. Mr. Chen is a founder of Kunteng (Hainan) Equity Investment Fund Management Co., Limited. Prior to this role, he served as executive vice president and chief operating officer of Tianya Online Network Technology Co., Ltd. from July 2006 to January 2016. He also served as director and chairman of the compensation committee at Sungy Mobile Limited from April 2014 to April 2015. In addition, he previously worked as the general manager at the Guangzhou branch of Great Wall Broadband Network Services Co., Limited from August 2003 to February 2006. Mr. Chen received a bachelor’s degree in computer science and communications from Zhejiang University in China in July 1996.

Ms. Xueping Ning has served as our independent director since January 2021. Ms. Ning has served as an associate professor and master’s supervisor at the School of Accounting of Shanghai University of International Business and Economics since August 2013. Ms. Ning has also served as a deputy director in the coordination branch of the Construction Office for Promoting Shanghai into a Science and Innovation Center since March 2020. From November 2009 to August 2013, Ms. Ning served as a lecturer and associate professor at the School of Finance of Shanghai Lixin University of Accounting and Finance. Ms. Ning received her Ph.D. in industrial economics from Xi’an Jiaotong University in September 2009 and completed her postdoctoral research at Chinese Academy of Social Sciences in June 2016.

Mr. Steven Yuan Ning Sim has served as our chief financial officer since October 2016. Mr. Sim has also served as an independent director of Skillful Craftsman Education Technology Limited (Nasdaq: EDTK), a provider of online education and technology services in China, since March 2021. Mr. Sim has over 15 years of audit and financial management experience. Prior to joining us, Mr. Sim served as vice president of finance at Sohu.com Inc. from 2014 to 2016. From 2011 to 2014, he served as chief financial officer at Leyou Inc., a leading multi-channel baby and maternity platform in China. Mr. Sim served in various capacities at leading public accounting firms including Deloitte & Touche in Beijing, KPMG Europe LLP in London, and Ernst & Young and BDO Raffles in Singapore between 2001 and 2010. Mr. Sim obtained his bachelor’s degree in applied accounting from Oxford Brooks University in 2002 and his MBA degree from European Institute of Business Administration (INSEAD) in 2010. Mr. Sim is a member of the Association of Chartered Certified Accountants (ACCA).

B.	Compensation

For the year ended December 31, 2020, we paid an aggregate of approximately RMB3.5 million (US$0.5 million) in cash and benefits to our executive officers. We paid our non-executive directors an aggregate of RMB0.8 million (US$0.1 million) during the same period. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentives

2017 Share Incentive Plan

We adopted a share incentive plan in December 2017, which we refer to as our First Plan, to promote the success of our company and interests of our shareholders by providing a means through which we could grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of our shareholders generally. Under our First Plan, the maximum aggregate number of shares which may be issued pursuant to awards is 45,270,697. Options to purchase a total of 44,109,105 ordinary shares were granted under our First Plan, of which 4,372,305 remained outstanding as of March 31, 2021. Following the adoption of the Second Plan as described below, these grants were assumed under the Second Plan and are being administered pursuant to the Second Plan. We will no longer grant any awards under the terms of the First Plan.

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

2018 Share Incentive Plan

In July 2018, our shareholders and board of directors adopted another share incentive plan, which we refer to as our Second Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under our Second Plan is initially 2% of the total number of shares issued and outstanding immediately prior to the completion of our initial public offering, plus an annual increase on September 1 of each year during the ten-year term of our Second Plan commencing on September 1, 2019, by an amount equal to 2% of the total number of shares issued and outstanding on August 31 that year. As of March 31, 2021, options to purchase a total of 5,619,453 ordinary shares were granted and outstanding under our Second Plan, and options to purchase an additional 12,161,782 ordinary shares may still be granted under our Second Plan (including shares carried over from the First Plan).

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

The following table summarizes, as of March 31, 2021, the options issued under our share incentive plans to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Steven Yuan Ning Sim	*	0.4242857143	June 28, 2019	June 28, 2029
	*	nil	June 28, 2019	June 28, 2029
	*	0.142857143	March 1, 2020	March 1, 2030
Jun Dong	*	0.000125	July 1, 2018	July 1, 2028

All Directors and Executive Officers as a Group	3,060,000

*	Less than 1% of our total outstanding shares.

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

Audit Committee. Our audit committee consists of Mr. Jimin Zhuo, Mr. Yong Chen and Ms. Xueping Ning, and is chaired by Mr. Zhuo. Mr. Zhuo, Mr. Chen and Ms. Ning each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Zhuo qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Jimin Zhuo, Mr. Yong Chen and Ms. Xueping Ning, and is chaired by Mr. Chen. Mr. Zhuo, Mr. Chen and Ms. Ning each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

D.    Employees

As of December 31, 2020, we had 157 employees, which included 135 in Beijing, 16 in Shanghai, 4 in Ganzhou, and 2 in Singapore. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

	As of December 31, 2020
	Number	% of Total Employees
Functions:
Research and development	54	34%
Risk management	13	8%
Products development and operations	27	17%
Business Development	4	3%
Marketing	11	7%
General and administrative	48	31%

Total number of employees	157	100%

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

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2021 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially 5% or more of our shares.

The calculations in the table below are based on 303,351,231 ordinary shares outstanding as of March 31, 2021, comprising of (i) 252,411,711 Class A ordinary shares, and (ii) 50,939,520 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares		Class B Ordinary Shares	Total Ordinary Shares		% of Beneficial Ownership		% of Aggregate Voting Power†
Directors and Executive Officers:*
Victor Huike Li	—		—	—		—		—
Jun Dong(1)	1,560,000		28,829,829	30,389,829		10.0		42.6
Wei Wei(2)	—		15,698,914	15,698,914		5.2		23.2
Zehua Shi(3)	—		—	—		—		—
Yong Chen(4)	—		—	—		—		—
Xueping Ning(5)	—		—	—		—		—
Jimin Zhuo(6)	—		—	—		—		—
Jiacheng Liu(7)	—		—	—		—		—
Steven Yuan Ning Sim(8)	*	*	—	*	*	*	*	*	*
All directors and executive officers as a group	2,809,991		44,528,743	47,338,734		15.5		65.8
Principal Shareholders:
Otov Alfa Holding Limited(9)	320,036,576		—	320,036,576		51.3		23.9

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power†
Beansprout Ltd.(10)	46,217,597	—	46,217,597	13.2	4.3
Flamel Enterprises Ltd.(1)	—	18,448,795	18,448,795	6.1	27.2
New Fortune Fund L.P.(11)	18,201,422	—	18,201,422	6.0	1.8
Ventech China II SICAR(12)	17,679,421	—	17,679,421	5.8	1.7
Xiaomi Ventures Limited(13)	16,956,487	—	16,956,487	5.6	1.7
Wise Plus Limited(2)	—	15,698,914	15,698,914	5.2	23.2

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

*

Except for Mr. Jun Dong, Mr. Zehua Shi, Mr. Yong Chen, Mr. Jimin Zhuo and Ms. Xueping Ning, the business address for our directors and executive officers is 9/F Heng An Building, No. 17 East 3rd Ring Road, Chaoyang District, Beijing, the People’s Republic of China.

**	Less than 1% of our total outstanding shares.
(1)

Represents (i) 18,448,795 Class B ordinary shares directly held by Flamel Enterprises Ltd, (ii) 10,381,034 Class B ordinary shares directly held by Genius Hub Limited and (iii) 1,560,000 Class A ordinary shares that Mr. Dong has the right to acquire upon exercise of option. Mr. Jun Dong is the sole shareholder and the sole director of Flamel Enterprises Ltd. The registered office address of Flamel Enterprises Ltd. is Tortola Pier Park, Building 1, Second Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Genius Hub Limited is wholly owned and controlled by Coastal Hero Limited, a company incorporated under the laws of the British Virgin Islands. Coastal Hero Limited is controlled by Genesis Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Dong is the settlor of Genesis Trust, and Mr. Dong and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Dong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Genius Hub Limited in our company, and the options we granted to Mr. Dong to purchase 1,560,000 ordinary shares of our company.

(2)

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

(3)	The business address of Mr. Zehua Shi is 163 Yinwan Rd., Zhuhai Center 17th Floor, Zhuhai, Guangdong Province, PRC.
(4)	The business address of Mr. Yong Chen is 18/F Dihao Building, Binhai Avenue, Longhua District, Haikou, Hainan Province, PRC.
(5)	The business address of Ms. Xueping Ning is No.21 Lane 1118, Kangqiao Road, Pudong New Area, Shanghai, PRC.
(6)	The business address of Mr. Jimin Zhuo is Room 1405, Building 5A, Jiulong Garden, Chaoyang, Beijing, PRC.
(7)	Mr. Jiacheng Liu ceased to be our director on January 19, 2021.
(8)

Represents options we granted to Steven Yuan Ning Sim through Nautical Gain Limited, a company incorporated under the laws of British Virgin Islands. The registered office address of Nautical Gain Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Nautical Gain Limited is wholly owned and controlled by Mr. Sim.

(9)

Represents up to 320,036,576 Class A ordinary shares upon full exercise of a warrant held by Otov Alfa Holdings Limited, pursuant to a warrant entered into between the Issuer and Otov Alfa Holdings Limited. As of the date of this annual report, Otov Alfa Holdings Limited has not exercised any part of the warrant and does not hold our ordinary shares of record.

(10)

Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 10, 2021. Represents (i) 1,084,986 Class A ordinary shares held by Mandra iBase Limited, a company incorporated under the laws of British Virgin Islands, 15,895,950 Class A ordinary shares in the form of 2,270,850 ADSs held by Mandra iBase Limited, and approximately 26,417,753 Class A ordinary shares which may be purchased by Mandra iBase Limited through the exercise of a warrant pursuant to a warrant agreement entered into between Mandra iBase Limited and us, (ii) 1 Class A ordinary share directly held by Woo Foong Hong Limited, and (iii) 2,818,907 Class A ordinary shares in the form of 402,701 ADSs held by Mandra Mirabilite Limited. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., and Woo Foong Hong Limited is 51% held by Beansprouts Ltd. Beansprouts Ltd. is owned by Bing How Mui and Song Yi Zhang, and each of them holds 50% of the issued and outstanding share capital of Beansprouts Ltd. The registered address of Mandra iBase Limited is 3rd Floor, J&C Building, P.O. Box 933, Road Town, Tortola, British Virgin Islands, VG1110.

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

(12)

Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on January 24, 2019. Represents 17,679,421 Class A ordinary shares held by Ventech China II SICAR, a company incorporated in Luxemburg. The registered address of Ventech China II SICAR is 47 Avenue John F. Kennedy L-1855, Luxemburg.

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

To our knowledge, as of March 31, 2021, a total of 217,693,819 Class A ordinary shares, representing approximately 71.8% of our total outstanding ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Beginning from the earlier of (i) the date when Mr. Wei Wei, Mr. Jun Dong and Ms. Xiaomei Peng no longer beneficially own, on an aggregate basis, at least 40% of the total Class B ordinary shares that were issued and outstanding immediately prior to the completion of the initial public offering, as adjusted for share splits, share dividends, recapitalizations and the like, or (ii) the seventh anniversary of October 29, 2018, each Class B ordinary shares will entitle its holder to only one vote, rather than fifteen. Other than the foregoing, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

We and Jimu Group have a high degree of overlap in shareholders, and we and Jimu Group’s holding company share two board members until August 2020. Jimu Group was also our largest single funding partner from 2016 to 2018.

Reorganization Agreements

We entered into a series of agreements with Jimu Group with respect to our pre-IPO reorganization and the relationship between us and Jimu Group after the reorganization. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.”

Cash Advances and Loan Agreements

In the normal course of business, we collect payments on those loans from borrowers for Jimu Group. In addition to payments we made to Jimu Group in the ordinary course of business, we made a series of cash advances to Jimu Group in 2018 and 2019, in both U.S. dollars and Renminbi, that were not documented contemporaneously by loan agreements. The cash advances totaled RMB461.7 million as of December 31, 2018, and were responsible for the greater part of the total amount due from Jimu Group, which amounted to RMB475.0 million as of December 31, 2018. We made additional cash advances to Jimu Group in 2019 as well, totaling RMB697.8 million.

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

The second loan agreement was denominated in Renminbi and had a principal amount of RMB294.9 million, representing the net cash that we advanced to Jimu Group in Renminbi in 2018. This Renminbi- denominated loan bears interest at an annual simple (non-compounding) rate of 11%. This loan agreement was supplemented by two supplements dated as of the same date. The first supplement revised the principal amount of the loan as of April 30, 2019, to RMB129.6 million, representing an additional RMB391.3 million of cash that we advanced to Jimu Group between January 1, 2019, and April 30, 2019, minus RMB165.3 million of deposits due from us under the information service cooperation agreement relating to the same period, RMB161.3 million in asset management service fees and other fees collected by us for Jimu Group during the same period and RMB230.0 million due from us relating to our purchase of Ganzhou Aixin Micro Finance for that amount in March 2019. The second supplement further revised the principal amount of the loan as of May 31, 2019, to RMB154.6 million, representing an additional RMB58.6 million of cash that we advanced to Jimu Group between May 1, 2019, and May 31, 2019, minus RMB2.5 million (US$0.4 million) of deposits due from us under the information service cooperation agreement relating to the same period and RMB31.1 million in asset management service fees and other fees collected by us for Jimu Group during the same period. The second supplement also allows the offset of loan principal against the guarantee deposit payable by us from July 2019 through January 2020, and provided for repayment on a monthly basis over the 24 months from February 2020 through January 2022.

As of December 31, 2019, the principal amount due under the U.S. dollar-denominated loan agreement was US$18.4 million, and the principal amount due under the Renminbi-denominated loan agreement was RMB154.6 million. As of December 31, 2019, we had RMB866.0 million in amounts due from Jimu Group, including the amounts due under these loans, as compared to RMB4.5 million in amounts due to Jimu Group. Jimu Group failed to repay the amount due under the U.S. dollar-denominated loan by the maturity date. Since Jimu Group became insolvent and announced its exit from the online lending platform business in February 2020 pursuant to relevant regulations, there are significant outstanding balances on its platform unpaid to investors that have priority over any other debts, including the balance due to us. We determined that it was not probable for the amounts due from Jimu Group to be collected or recovered. As of December 31, 2019, we made a provision of RMB856.0 million for the amount due from Jimu Group. We made an additional provision of RMB7.8 million (US$1.2 million) for the year ended December 31, 2020.

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

Purchase of Ganzhou Aixin Micro Finance

In March 2019, we acquired 100% of the equity of Ganzhou Aixin Micro Finance from Jimu Group at a cost of RMB230 million. The purchase price was supported by a fairness opinion issued by a third-party valuer. Because Ganzhou Aixin Micro Finance holds a license to operate a small loan business, we believe that we can develop and operate pilot programs for new service offerings to complement our existing services offerings through this entity. The addition of small loan services to our service scope will also allow us to further enhance our data collection capabilities and provide our partners and customers with more robust financial solutions going forward. The amount due from us to Jimu Group for this acquisition was netted against the amount that was due to us under the first supplement of the second loan agreement described above under “—Cash Advances and Loan Agreements”.

Information Service Cooperation Agreement

We entered into an information service cooperation agreement with Jimu Group on July 19, 2019. Pursuant to the agreement, we are required to maintain a guarantee deposit with Jimu Group and reimburse Jimu Group for defaulted loans we have facilitated that are funded through Jimu Box, up to a cap. The guarantee deposit must be maintained at an amount equal to 12% of the average outstanding balance of loans we have facilitated that are funded through Jimu Box, excluding loans originated before 2019. The guarantee only covers those loans that are not recorded on our balance sheet. If the deposit falls below 12% at the end of any calculation period then we must deposit additional amounts with Jimu Group to raise it to 12%, and similarly, if the deposit exceeds 12% then Jimu Group must refund the excess to us. The cap on our reimbursement of Jimu Group for defaulted loans in any given month is 1.5% of the average aggregate balance of loans that (i) were facilitated by us, excluding loans originated before 2019, (ii) were funded through Jimu Box and (iii) were outstanding during the month in question, regardless of the vintage or tenor or due date of the loans. The average aggregate balance for the month in question is calculated as the outstanding balance at the beginning of the month plus the outstanding balance at the end of the month, divided by two. There is no catch-up or claw-back mechanism for months where the aggregate amount of defaulted loans is less than the cap on our reimbursement obligation. Our initial deposit under the information service cooperation agreement was RMB165.3 million, representing 12% of the loans which we had facilitated and which Jimu Group had funded since January 1, 2019 and which remained outstanding on April 30, 2019, excluding amounts that were in default. In lieu of paying the initial deposit in cash, we reduced the amount that would be due to us from Jimu Group under the Renminbi-denominated loan agreement described above under “—Cash Advances and Loan Agreements”. The arrangements under the information service cooperation agreement make the terms of Jimu Group’s business relationship with us more similar to the terms of its business relationship with its other partners than had previously been the case. Because we will be taking on some of the credit risk that Jimu Group had previously borne, we will also receive a larger share of the fees from borrowers than previously. We and Jimu Group entered into a supplement to the information service cooperation agreement in December 2019, pursuant to which we and Jimu Group agree to settle all transactions occurring prior to January 1, 2020 under the information service cooperation agreement, and we do not bear any repayment obligations for transactions occurring after January 1, 2020 under the information service cooperation agreement.

Collections on Behalf of Jimu Group

We have acted as a business counterparty with Jimu Group including loan borrower referrals and collection channel. For purpose of repayments to Jimu Box’s online platform lenders, the repayments from borrowers in connection with the remaining loans funded by Jimu Box has been collected through us and repaid to Jimu Box’s online lenders through custody bank account of Jimu Group. As the custody bank account of Jimu Group established for online lending platform business has been frozen following its insolvency and exit from online lending platform business in February 2020, in order to facilitate Jimu Box’s platform unwinding plan, we entered into an agreement with Jimu Group, under which we are obligated to transfer principal and interest collected from the borrowers to the party designed by Jimu Group for purpose of Jimu Box’s online borrowers repayment to lenders. In September 2020, we paid RMB100.0 million to the party designated by Jimu Group according to the agreement and plan to do so for all collected amount of related loans.

Transactions with Jimu Group

Previously, both we and Jimu Group carried out our businesses under our predecessor, Jimu Holdings Limited, formerly known as Pintec Holdings Limited. The table below sets forth our transactions with Jimu Group for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
(i) Transactions recorded through statement of operations and comprehensive income/(loss)
- Cost and expenses allocated from the related party	48,687	24,994	3,712	569
- Service cost charged by the related party	529,593	200,163	23,052	3,533
- Collection service fees charged by Beijing Liangduo and Changsha Liangduo	58,192	63,400	32,176	4,931
- Interest income from loans to the related party	—	(43,156)	(31)	(5)
- Interest expense on borrowings from the related party	4,094	213	—	—
(ii) Operating transactions
- Technical service fee collected by the related party on behalf of the Group	—	(64,078)	—	—
- Payment for guarantee deposit to the related party	—	(100,269)	(24,788)	(3,799)
- Loan interests collected from the related party	—	3,310	—	—
- Borrowing interests paid to the related party	(2,259)	(2,047)	—	—
- Share-based compensation awards to employees of the related party*	—	(34,684)	3,471	532
- Collecting principal and interests from borrowers on behalf of the related party	—	—	363,342	55,685
- Repayment of collecting principle and interests from borrowers on behalf of the related party	—	—	(100,000)	(15,326)
(iii) Financing/Investing transactions
- Net cash advances (to)/from the related party	(445,319)	(697,754)	293	45
- Principal of loans provided to the related party	(52,048)	(137,000)	(40,000)	(6,130)
- Principal of loans collected from the related party	52,048	122,000	40,000	6,130
- Principal of borrowings proceed from the related party	26,711	—	—	—
- Principal of borrowings repaid to the related party	(32,150)	(23,831)	—	—
- Equity transfer consideration paid to the related party	—	(23,000)	—	—
- Acquisition of Ganzhou Aixin Micro Finance from the related party	—	(230,000)	—	—

*	The amount due from Jimu Group resulting from the share-based compensation awards to employees of Jimu Group was written off as of December 31, 2019 as we waived this balance.

As of December 31, 2018, we had RMB475.0 million due from Jimu Group and RMB89.5 million due to Jimu Group, as of December 31, 2019, RMB866.0 million amounts due from Jimu Group and RMB4.5 million due to Jimu Group, and as of December 31, 2020, RMB858.6 million (US$131.6 million) amounts due from Jimu Group and RMB266.0 million (US$40.8 million) due to Jimu Group. All amounts due from Jimu Group as of December 31, 2019 and 2020 were impaired since Jimu Group announced its insolvency exit from the online lending platform business pursuant to relevant regulations, and there are significant outstanding balances on its platform unpaid to investors, which have priority over any other debts, including the balance due to us. For the year ended December 31, 2020, the current amounts due from Jimu Group increased by RMB102.8 million (US$15.8 million), while the non-current amounts due from Jimu Group decreased by RMB110.2 million (US$16.9 million). We made an additional provision of RMB7.8 million (US$1.2 million) for the year ended December 31, 2020.

Transactions with BBAE Advisors LLC

BBAE Advisors LLC is an entity wholly owned by BBAE Holdings Limited. BBAE Holdings Limited shares a common director, Ms. Xiaomei Peng, with our company before August 22, 2019. BBAE Advisors LLC provides bridge loans to us for working capital purposes. As of December 31, 2018, 2019 and 2020, we had RMB721 thousand, RMB211 thousand, and RMB181 thousand due to BBAE Advisors LLC, respectively.

Transactions with Beijing Liangduo Science and Technology Co., Ltd and Changsha Liangduo Business Consulting Co., Ltd.

We invested in Beijing Liangduo Science and Technology Co. Ltd., or Beijing Liangduo, in May 2017 and hold an 18% equity interest in it. Beijing Liangduo holds 100% equity interests of Changsha Liangduo Business Consulting Co., Ltd., or Changsha Liangduo. As of December 31, 2018, 2019, and 2020, we had RMB5.6 million, RMB2.8 million, and RMB5.1 million (US$0.8 million), respectively, due to Beijing Liangduo and Changsha Liangduo related to outsourced collection service fees. For the years ended December 31, 2018, 2019 and 2020, collection service fees charged by Beijing Liangduo and Changsha Liangduo were RMB58.2 million, RMB61.5 million, and RMB34.1 million (US$5.2 million), respectively.

Shareholder Loans

Minheng entered into a loan agreement in July 2018 with Xijin (Shanghai) Venture Capital Management Co., Ltd., which is the 100% owner of Cheer Fortune Investment Limited, a shareholder of ours. This loan has a principal amount of RMB70,000,000, an annual interest rate of 10.3%, and a term of one year, and it may be prepaid by Minheng without penalty at any time. Minheng then entered into a second loan with the same lender on the same terms, also in July 2018, for an additional RMB120,000,000. We used the proceeds of these loans, together with cash on hand, to repay the balance of the loan that we had borrowed from Ms. Xuan Zhang. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—B. Liquidity and Capital Resources.” In August 2018, Minheng and the lender entered into a supplementary agreement which changed the maturity date for both loans to December 31, 2018, and changed the interest rate for both loans, retroactive to the first date of each loan, to 0.6%. In December 2018, Minheng agreed with the lender to extend the maturity dates for both loans to May 15, 2019. In May 2019, we repaid the total amount of principal and interest to the lender.

In August 2019, Shanghai Anquying entered into a loan agreement with Shanghai Mantu and other parties, pursuant to which Shanghai Mantu agreed to loan RMB100.0 million (US$14.3 million) to Shanghai Anquying for a term of one year at an annual interest rate of 8%. Ganzhou Aixin Micro Finance and Mr. Jun Dong, our director, agreed to guarantee Shanghai Anquying’s obligations under the loan agreement. In addition, Shanghai Anquying agreed to pledge its shares in Ganzhou Aixin Micro Finance as security for Shanghai Anquying’s obligations under the loan agreement. We also agreed to issue warrants to Mandra iBase Limited, a related party of Shanghai Mantu, exercisable within three years, to purchase up to 52,835,505 ordinary shares of the Company at an exercise price of US$0.5678 per Class A ordinary share, equal to a price per ADS of US$3.9746.

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

On September 29, 2020, we and certain of our current and former directors and officers and the underwriters in our initial public offering were named as defendants in a securities class action filed in the U.S. District Court for the Southern District of New York. The action, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, alleges that our registration statement on Form F-1 in connection with our initial public offering contained material misstatements and omissions in violation of the U.S. federal securities laws, including those relating to our revenue recognition, internal control over financial reporting and historical financial results. The plaintiff sought to, among others, have the court determine the action a proper class action as well as award compensatory damages and reasonable costs and expenses in favor of the class. We filed a motion to dismiss on April 16, 2021 and are awaiting plaintiff’s opposition, due in mid-June. We plan to submit our reply brief by July 15, 2021. This action remains in its preliminary stage, and we are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuit, if it proceeds. We believe this case is without merit and intend to defend the actions vigorously. For risks and uncertainties relating to pending cases against us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in a shareholder class action, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, referred to as the Companies Act below. The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

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

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class B ordinary share shall entitle the holder thereof to fifteen (15) votes on all matters subject to vote at our general meetings, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings. However, beginning from the earlier of (i) the date when Mr. Wei Wei, Mr. Jun Dong and Ms. Xiaomei Peng no longer beneficially own, on an aggregate basis, at least 40% of the total Class B ordinary shares that were issued and outstanding immediately prior to the completion of the initial public offering, as adjusted for share splits, share dividends, recapitalizations and the like, or (ii) the seventh anniversary of October 29, 2018, each Class B ordinary share will entitle its holder to only one vote, rather than fifteen. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

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

Travers Thorp Alberga, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Act and not inconsistent with common law. Travers Thorp Alberga has confirmed that the inclusion in our amended and restated memorandum and articles of association of provisions giving weighted voting rights to specific classes of shareholders generally or to specific classes of shareholders on specific resolutions is not prohibited by the Companies Act. Further, weighted voting provisions have been held to be valid as a matter of English common law and therefore it is expected that such would be upheld by a Cayman Islands court.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

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

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a “limited liability” company registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of shares of that class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any shareholders holding shares representing in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of the company, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made and who must, in addition, represent seventy-five percent in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•	an act which is illegal or ultra vires;

•	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

•	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

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

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may materially adversely vary the rights attached to any class only with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our memorandum and articles of association may only be amended by special resolution of our shareholders.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), published positions of the Internal Revenue Service (the “IRS”), court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

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

In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal, state, local and non-U.S. income and other tax considerations associated with an investment in our ADSs or ordinary shares in light of its particular situation.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Regulations to be treated as a “United States Person” within the meaning of the Code.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding our ADSs or ordinary shares is urged to consult its tax advisor regarding in the tax considerations generally applicable to it of the ownership and disposition of our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with its terms. If a U.S. Holder holds ADSs, such U.S. Holder should be treated as the beneficial holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such taxable year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets.

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

We believe our income from and assets used in the installment-sale business are treated as passive under the PFIC provisions. Based on our current income and assets and the value of our ADSs, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2020. Accordingly, U.S. Holders should consult their tax advisors regarding the advisability of making a mark-to-market election (as described below under “—Passive Foreign Investment Company Rules”). Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may continue to be classified as a PFIC for our taxable year ending December 31, 2021 or future taxable years. Under circumstances where revenues from our installment-sale business or other activities that produce passive income increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending December 31, 2021 and in future taxable years.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including constructive distributions and any amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by such U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be reported as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and certain other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs or ordinary shares, provided that certain conditions are satisfied, including that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the U.S.-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period requirements are met. Our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and we believe that our ADSs should qualify as readily tradable, although there can be no assurances in this regard. Because we do not expect our ordinary shares will be listed on an established securities market, we do not expect that the dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for such reduced tax rates, unless we are deemed to be a PRC resident enterprise (as described above) and are eligible for the benefits of the Treaty. Assuming we are eligible for such benefits and the other requirements are met, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income. As discussed above under “—Passive Foreign Investment Company Considerations,” however, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2020. Accordingly, we do not expect that dividends paid on our ADSs or ordinary shares will meet the conditions required for such reduced tax rates.

For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, a U.S. Holder may be subject to PRC taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit on foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a taxable year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns our ADSs or ordinary shares, and unless the U.S. Holder makes a “mark-to-market” election (as described below), such U.S. Holder will generally be subject to special tax rules that have a generally penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to such U.S. Holder (which generally means any distribution paid during a taxable year to such U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for our ADSs or ordinary shares) and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

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

A U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock to mitigate certain adverse tax consequences described above. Marketable stock is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the Nasdaq Global Market) or other market as defined in applicable Regulations. We believe that a U.S. Holder may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs remain listed on the Nasdaq Global Market and that our ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, such U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, such U.S. Holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

If we are classified as a PFIC, a U.S. Holder must file an annual report with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

Information Reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-U.S corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, ADSs or ordinary shares by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ADSs or ordinary shares within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to its particular circumstances.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS ASSOCIATED WITH AN INVESTMENT IN OUR ADSs OR ORDINARY SHARES.

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

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in recent years, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We received net reimbursement of approximately US$179,000 from the depositary for our expenses incurred in 2020 in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

On April 2 2021, we called the 2021 EGM to be held on May 7, 2021 to consider and vote on two proposals including that: (i) our authorized share capital be changed to US$250,000, divided into 2,000,000,000 shares of a par value of US$0.000125 each, comprising of (i) 750,000,000 Class A ordinary shares, (ii) 250,000,000 Class B ordinary shares, and (iii) 1,000,000,000 shares of no specific class of a par value of US$0.000125 each, by the re-designation of 1,000,000,000 authorized but unissued Class A ordinary shares as shares of no specific class; and (2) our Fourth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association. On April 7, 2021, we announced that the venue for the 2021 EGM will be change to Conference Room B, Floor 1, Grand Metro Park Conference Center Long Xi Beijing, Building 7, No.55 Longhua Avenue, Daxing District, Beijing.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20 F does not include an attestation report of our independent registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are “emerging growth companies” which we are, are not required to provide the auditor attestation.

Internal Control over Financial Reporting

Prior to our initial public offering in October 2018, we were a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

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

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. We did not undertake a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP, our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2019	2020
	(in US$ thousands)
Audit fees(1)	1,975	650
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	105

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

In December 2019, our board of directors approved a share repurchase program under which we may purchase up to US$10 million worth of our Class A ordinary shares in the form of ADSs over the 12 months following December 2019. However, the outbreak of COVID-19 followed shortly after the approval of the share repurchase program. As a result, to ensure that we can overcome the related market challenges in the near term and maintain a healthy cash position, we have not repurchased any of our ADSs as of the date of this annual report. The share repurchase program is no longer effective. We will continue to monitor the market. We may initiate another share repurchase program in 2021 when appropriate.

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

During the fiscal years ended December 31, 2017 and 2018 and the subsequent interim period through August 20, 2019, there were no:

•

disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in their report on the financial statements for such year, or

•

reportable events as defined in Form 20-F Item 16F(a)(1)(v) other than the three material weaknesses reported in the Company’s 2018 Form 20-F filed with the SEC on July 30, 2019, including one material weakness reported in the Company’s registration statement on Form F-1 which was originally filed with the SEC on July 16, 2018 and became effective on October 24, 2018.

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

We provided PwC with a copy of the disclosures under this Item 16F and requested from PwC a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of PwC’s letter dated June 29, 2020, is attached as Exhibit 16.1.

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

We have relied on and plan to continue to rely on home country practice with respect to our corporate governance. Specifically, we do not have a majority of independent directors serving on our board of directors. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market Rules corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Pintec Technology Holdings Limited, its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

2.3	Deposit Agreement (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333¬226188), as amended, initially filed with the SEC on July 16, 2018)

2.4	Description of Securities

4.1	2017 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.4	English translation of Exclusive Business Cooperation Agreement between Sky City (Beijing) Technology Co., Ltd. and Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated December 13, 2017 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.5	English translation of Exclusive Option Agreement among Sky City (Beijing) Technology Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) and shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated December 13, 2017 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.6	English translation of Equity Pledge Agreement among Sky City (Beijing) Technology Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) and shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated December 13, 2017 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

Exhibit Number	Description of Document

4.7	English translation of the Power of Attorney of the shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated December 13, 2017 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.8*	English translation of Exclusive Business Cooperation Agreement between Pintec (Beijing) Technology Co., Ltd. and Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021

4.9*	English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021

4.10*	English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021

4.11*	English translation of the Power of Attorney by Xin Sun, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021

4.12*	English translation of the Power of Attorney by Wei Wei, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021

4.13*	English translation of the Letter of Spousal Consent issued by the spouse of Xin Sun, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd., dated January 21, 2021

4.14*	English translation of the Letter of Spousal Consent issued by the spouse of Wei Wei, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd., dated January 21, 2021

4.15	English translation of Exclusive Business Cooperation Agreement between Pintec (Beijing) Technology Co., Ltd. and Beijing Hongdian Fund Distributor Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.16	English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.35 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.17	English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.36 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.18	English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.19	English translation of the Power of Attorney by Beijing Xinshun Dingye Technology Co., Ltd., a shareholder of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.38 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.20	English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated January 30, 2019 (incorporated herein by reference to Exhibit 4.40 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.21	English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated January 30, 2019 (incorporated herein by reference to Exhibit 4.41 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.22	English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated January 30, 2019 (incorporated herein by reference to Exhibit 4.42 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.23	English translation of the Power of Attorney by Yudong Zheng, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated January 30, 2019 (incorporated herein by reference to Exhibit 4.43 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.24*	English translation of the Termination Agreement by and among Pintec (Beijing) Technology Co., Ltd., Wei Wei, Xiaomei Peng, and Xuanji Intelligence (Beijing) Technology Co., Ltd. dated April 30, 2020

4.25*	English translation of the Equity Interest Transfer Agreement between Xiaomei Peng and Yang Liu dated April 30, 2020

Exhibit Number	Description of Document

4.26*	English translation of the Equity Interest Transfer Agreement between Wei Wei and Yang Liu dated April 30, 2020

4.27*	English translation of the Equity Interest Transfer Agreement between Wei Wei and Shenzhen Xiaogang Technology Co., Ltd. dated April 30, 2020

4.28*	English translation of the Concerted Action Agreement between Yang Liu and Shenzhen Xiaogang Technology Co., Ltd. dated April 30, 2020

4.29*	English translation of the Intellectual Property License Agreement by and among Shanghai Anquying Technology Co., Ltd., Ganzhou Aixin Network Micro Finance Co., Ltd., Qilehui Credit Information Co., Ltd., Ganzhou Dumiao Intelligence Technology Co., Ltd., Myfin Insurance Broker Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd., Pintec (Beijing) Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd. and Xuanji Intelligence (Beijing) Technology Co., Ltd. dated April 30, 2020

4.30*	English translation of the Supplementary Agreement by and among Yang Liu, Wei Wei, Shenzhen Xiaogang Technology Co., Ltd. and Xuanji Intelligence (Beijing) Technology Co., Ltd. dated June 1, 2020

4.31	English translation of “Jiequhua” Business Cooperation Agreement by and among Tianjin Quna Internet Finance Information Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated April 3, 2018 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.32	English translation of “Naquhua” Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated December 25, 2017 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.33	English translation of Supplemental Agreement (I) to Naquhua Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated February 2, 2018 (incorporated by reference to Exhibit 10.22 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.34	English translation of Supplemental Agreement (DI) to Naquhua Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated May 1, 2018 (incorporated by reference to Exhibit 10.23 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.35	Lerong Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Beijing Lerong Duoyuan Information Technology Co., Ltd. dated August 30, 2016 (incorporated by reference to Exhibit 10.24 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.36	Master Transaction Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.25 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.37	Restructuring Agreement by and among Pintec Holdings Limited and Shareholders, dated December 1, 2017 (incorporated by reference to Exhibit 10.26 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.38	Cooperation Framework Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.27 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.39	Non-Competition Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.28 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.40	Intellectual Property License Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.29 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.41	Loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xuan Zhang dated as of January 22, 2018, and amended as of March 9, 2018 (incorporated by reference to Exhibit 10.30 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.42	2018 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.31 to our registration Statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.43	Loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xijin (Shanghai) Venture Capital Management Co., Ltd. dated as of July 14, 2018 (incorporated by reference to Exhibit 10.32 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.44	Loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xijin (Shanghai) Venture Capital Management Co., Ltd. dated as of July 25, 2018 (incorporated by reference to Exhibit 10.33 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

Exhibit Number	Description of Document

4.45	Supplementary Agreement to loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xijin (Shanghai) Venture Capital Management Co., Ltd. dated as of August 21, 2018 (incorporated by reference to Exhibit 10.34 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.46	English translation of Supplementary Agreement 2 to loan agreement between Shenzhen Qianhai Minheng Commercial (incorporated herein by reference to Exhibit 4.45 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.47	English translation of Ganzhou Aixin Micro Finance Co., Ltd. Purchase Agreement between Lerong Duoyuan (Beijing) Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd., dated as of March 18, 2019 (incorporated herein by reference to Exhibit 4.46 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.48	English translation of Loan Agreement among Shanghai Anquying Technology Co., Ltd., Beijing LeRong Duoyuan Information Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd., Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd., Pintec (Beijing) Technology Co., Ltd., Lerong Duoyuan (Beijing) Science and Technology Co., Ltd. and Jianianhua (Tianjin) Information Technology Co., Ltd. dated July 19, 2019 (incorporated herein by reference to Exhibit 4.47 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.49	English translation of Supplementary Agreement 1 to loan agreement among Shanghai Anquying Technology Co., Ltd., Beijing LeRong Duoyuan Information Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated July 19, 2019 (incorporated herein by reference to Exhibit 4.48 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.50	English translation of Supplementary Agreement 2 to loan agreement among Shanghai Anquying Technology Co., Ltd., Beijing LeRong Duoyuan Information Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated July 19, 2019 (incorporated herein by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.51	English translation of Loan Agreement among the Registrant, Jimu Holdings Limited, Next Hop Holdings Limited, Next Hop Hong Kong Limited and Sky City Hong Kong Limited dated July 19, 2019 (incorporated herein by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

Exhibit Number	Description of Document

4.52	English translation of Supplementary Agreement to loan agreement between the Registrant and Jimu Holdings Limited dated July 19 2019 (incorporated herein by reference to Exhibit 4.51 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.53	English translation of Information Service Cooperation Agreement among Beijing LeRong Duoyuan Information Technology Co., Ltd., Lerong Duoyuan (Beijing) Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated July 19, 2019 (incorporated herein by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.54	English translation of Share Transfer Agreement entered into among Jianianhua (Tianjin) Information Technology Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. and Yunnan Zhongzhiyuan Yunda Automobile Sales Co., Ltd. dated December 20, 2019 (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.55	English translation of Capital Increase Agreement entered into among Shenzhen Xinyuhao Technology Co., Ltd., Anquying (Tianjin) Technology Co., Ltd., Shenzhen Guoyu Commercial Factoring Co., Ltd. and Yunnan Zhongzhiyuan Yunda Automobile Sales Co., Ltd. dated December 20, 2019 (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.56	English translation of Loan Contract entered into among Shanghai Anquying Technology Co., Ltd., Shanghai Mandra Technology Co., Ltd., Dong Jun and Ganzhou Aixin Micro Finance Co., Ltd. dated August 30, 2019 (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.57	English translation of Equity Pledge Agreement entered into between Shanghai Mandra Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated August 30, 2019 (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.58	English translation of Loan Agreement entered into between Sky City (Beijing) Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated August 30, 2019 (incorporated by reference to Exhibit 4.48 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.59	English translation of Loan Agreement between Sikaisite (Beijing) Science and Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated September 9, 2019 (incorporated by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.60	English translation of Partnership Agreement entered into between Yinchuan Xingyin Investment Fund Partnership (Limited Partnership) and Pintec (Ganzhou) Technology Co., Ltd. dated October 21, 2019 (incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.61	English translation of Share Transfer Agreement entered into between Pintec (Ganzhou) Technology Co., Ltd. and Pintec (Yinchuan) Technology Co., Ltd. dated November 20, 2019 (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.62	English translation of Capital Increase Agreement entered into among Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership), Pintec (Yinchuan) Technology Co., Ltd. and Pintec (Ganzhou) Technology Co., Ltd. dated November 20, 2019 (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

Exhibit Number	Description of Document

4.63	English translation of Supplementary Agreement to Information Service Cooperation Agreement entered into among the Beijing LeRong Duoyuan Information Technology Co., Ltd., Lerong Duoyuan (Beijing) Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated December 2019 (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.64*	English translation of Equity Interest Transfer Agreement by and among Pintec (Yinchuan) Technology Co., Ltd., Ningxia Fengyin Enterprise Management Consulting LLP and Yinchuan Chuanxi Technology Co., Ltd. dated October 22, 2020.

4.65*	English translation of the Supplementary Agreement I by and among Yinchuan Chuanxi Technology Co., Ltd., Ningxia Fengyin Enterprise Management Consulting LLP and Pintec (Yinchuan) Technology Co., Ltd. dated October 22, 2020.

4.66*	English translation of the Supplementary Agreement II by and among Yinchuan Chuanxi Technology Co., Ltd., Ningxia Fengyin Enterprise Management Consulting LLP and Pintec (Yinchuan) Technology Co., Ltd. dated October 22, 2020.

4.67*	English translation of the Title Transfer Contract by and between Ningxia Gaoxin Software and Animation Development Co., Ltd. and Pintec (Yinchuan) Technology Co., Ltd. dated December 14, 2020.

4.68*	English translation of the Supplementary Agreement to the Title Transfer Contract by and between Ningxia Gaoxin Software and Animation Development Co., Ltd. and Pintec (Yinchuan) Technology Co., Ltd. dated December 14, 2020.

4.69	Warrant to Purchase Class A Ordinary Shares dated October 16, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed with the SEC on April 7, 2021)

4.70*	Share Purchase Agreement by and among Sky City Holdings Limited (BVI), Pinte Technology Holdings Limited, Hzone Holdings Limited, Riche Bright Securities Limited dated April 9, 2021

4.71*	English translation of Equity Transfer Agreement by and among Sky City (Beijing) Technology Co., Ltd., Jing Shi, Yingzi Peng and Shenzhen Jishengtai Technology Co. Ltd. dated April 12, 2021

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Shihui Partners

15.2*	Consent of Travers Thorp Alberga

15.3*	Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm

16.1	Letter from PricewaterhouseCoopers Zhong Tian LLP to the SEC (incorporated by reference to Exhibit 16.1 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pintec Technology Holdings Limited

By:	/s/ Victor Huike Li
Name:	Victor Huike Li
Title:	Chief Executive Officer

Date: April 30, 2021

Pintec Technology Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Pintec Technology Holdings Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pintec Technology Holdings Limited. and Subsidiaries (the “Company”) as of December 31, 2019 and 2020, and the related consolidated statements of operations and comprehensive income/(loss), changes in (invested deficit)/ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company, as of December 31, 2019 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

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

Beijing, China

April 30, 2021

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(RMB and US$ in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$ Note 2 (f)
ASSETS
Current assets:
Cash and cash equivalents	102,755	377,160	57,802
Restricted cash	382,695	137,220	21,030
Short-term financing receivables, net	430,387	70,783	10,848
Short-term financial guarantee assets, net	91,374	18,569	2,846
Accounts receivable, net	74,251	50,979	7,813
Prepayments and other current assets, net	78,330	66,160	10,141
Amounts due from related parties, net	64	30	5

Total current assets	1,159,856	720,901	110,485

Non-current assets:
Non-current restricted cash	95,454	7,964	1,221
Amounts due from related parties, net	10,000	—	—
Long-term financing receivables, net	19,100	2,835	434
Long-term financial guarantee assets, net	3,647	698	107
Long-term investments	108,603	121,179	18,571
Deferred tax assets	64,675	1,053	161
Property, equipment and software, net	14,317	107,208	16,430
Intangible assets, net	49,790	16,666	2,554
Goodwill	35,157	—	—

Total non-current assets	400,743	257,603	39,478

TOTAL ASSETS	1,560,599	978,504	149,963

LIABILITIES
Current liabilities:
Short-term borrowings (including amounts of the consolidated VIEs of RMB320,000 and RMB130,000, respectively)	320,000	130,000	19,923
Short-term funding debts (including amounts of the consolidated VIEs of RMB300,212 and RMB2,841, respectively)	300,212	2,841	435
Accounts payable (including amounts of the consolidated VIEs of RMB56,296 and RMB8,976, respectively)	57,719	10,360	1,588
Amounts due to related parties (including amounts of the consolidated VIEs of RMB6,749 and RMB271,419, respectively)	10,191	271,419	41,597

Tax payable (including amounts of consolidated VIEs of RMB49,666 and RMB23,334, respectively)	52,535	26,971	4,133
Debt instrument (including amounts of consolidated VIEs of RMB81,053 and RMB nil, respectively)	81,053	—	—
Financial guarantee liabilities (including amounts of consolidated VIEs of RMB101,933 and RMB20,260, respectively)	101,933	20,260	3,105
Accrued expenses and other liabilities (including amounts of consolidated VIEs of RMB118,128 and RMB19,567, respectively)	157,945	59,754	9,158

Total current liabilities	1,081,588	521,605	79,939

Non-current liabilities:
Long-term funding debts (including amounts of consolidated VIEs of RMB21,498 and nil, respectively)	21,498	—	—
Convertible loan (including amounts of consolidated VIEs of nil and nil, respectively)	—	400,000	61,303
Long-term borrowings (including amounts of consolidated VIEs of RMB80,000 and nil, respectively)	80,000	—	—
Other non-current liabilities (including amounts of consolidated VIEs of nil and nil, respectively)	18,793	8,849	1,356
Total non-current liabilities	120,291	408,849	62,659

TOTAL LIABILITIES	1,201,879	930,454	142,598

Commitments and contingencies (Note 26)
EQUITY
Class A Ordinary Shares (US$ 0.000125 par value per share; 348,217,505 and 1,750,000,000 shares authorized as of December 31, 2019 and 2020; 244,499,207 and 247,852,996 shares outstanding as of December 31, 2019 and 2020)	212	232	36
Class B Ordinary Shares (US$ 0.000125 par value per share; 51,782,495 and 250,000,000 shares authorized as of December 31, 2019 and 2020; 50,939,520 and 50,939,520 shares outstanding as of December 31, 2019 and 2020)	42	42	6
Additional paid-in capital	1,977,365	1,985,792	304,336
Statutory reserves	29,659	30,763	4,715
Accumulated other comprehensive income	42,890	19,913	3,052
Accumulated deficit	(1,860,640)	(2,155,679)	(330,372)

Total shareholders’ equity (deficit)	189,528	(118,937)	(18,227)

Non-controlling interests	169,192	166,987	25,592

TOTAL EQUITY	358,720	48,050	7,365

TOTAL LIABILITIES AND EQUITY	1,560,599	978,504	149,963

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(RMB and US$ in thousands, except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2 (f)
Revenues:
Technical service fees	1,297,758	1,077,760	330,665	50,676
Installment service fees	291,077	187,359	42,707	6,545
Wealth management service fees and others	14,796	20,117	4,892	750

Total revenues	1,603,631	1,285,236	378,264	57,971

Cost of revenues:
Funding cost	(161,384)	(51,759)	(16,525)	(2,533)
Provision for credit losses	(70,411)	(33,942)	(45,090)	(6,910)
Origination and servicing cost	(323,342)	(290,398)	(100,760)	(15,442)
Cost on guarantee	—	(193,426)	(100,347)	(15,379)
Service cost charged by the related party	(529,593)	(200,163)	(23,052)	(3,533)

Cost of revenues	(1,084,730)	(769,688)	(285,774)	(43,797)

Gross profit	518,901	515,548	92,490	14,174

Operating expenses:
Sales and marketing expenses	(99,671)	(69,593)	(44,697)	(6,850)
General and administrative expenses	(312,979)	(1,095,311)	(147,753)	(22,644)
Research and development expenses	(94,989)	(79,079)	(37,521)	(5,750)
Goodwill and intangible assets impairment	—	—	(69,358)	(10,630)

Total operating expenses	(507,639)	(1,243,983)	(299,329)	(45,874)

Operating income/(loss)	11,262	(728,435)	(206,839)	(31,700)

Change in fair value of convertible loans	(9,552)	—	—	—
Loss from equity method investments	(2,652)	(8,149)	(11,523)	(1,766)
Impairment on prepayment for long-term investment	—	(200,000)	—	—
Impairment loss on equity investment	—	—	(15,908)	(2,438)
Other income/(expenses), net	8,822	(11,094)	(12,674)	(1,942)
Interest income from related parties	—	43,156	—	—
Income/(loss) before income tax expense	7,880	(904,522)	(246,944)	(37,846)

Income tax expense	(5,709)	(1,968)	(49,196)	(7,540)
Net income/(loss)	2,171	(906,490)	(296,140)	(45,386)

Net loss attributable to non-controlling interest	—	(595)	(2,205)	(338)
Net income/(loss) attributable to Pintec Technology Holdings Limited shareholders	2,171	(905,895)	(293,935)	(45,048)
Other comprehensive income/(loss):
Fair value change in available for sale investment	—	—	(421)	(64)
Foreign currency translation adjustments, net of nil tax	30,173	11,876	(22,556)	(3,457)

Total other comprehensive income/(loss)	30,173	11,876	(22,977)	(3,521)

Total comprehensive income/(loss)	32,344	(894,614)	(319,117)	(48,907)

Total comprehensive loss attributable to non-controlling interest	—	(595)	(2,205)	(338)
Total comprehensive income/(loss) attributable to Pintec Technology Holdings Limited shareholders	32,344	(894,019)	(316,912)	(48,569)
Loss per ordinary share
Basic and Diluted	(0.74)	(3.21)	(0.99)	(0.15)
Weighted average number of ordinary shares outstanding
Basic and Diluted	101,094,197	282,129,663	297,334,389	297,334,389
Share-based compensation expenses included in
Cost of revenues	337	250	18	3
Sales and marketing expenses	10,236	1,565	3,182	488
General and administrative expenses	102,012	12,785	7,054	1,081
Research and development expenses	18,675	3,247	1,644	252

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN (INVESTED DEFICIT)/ EQUITY

(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

	Pre-IPO Class A Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Statutory Reserve	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Parent Company’s Investment Deficit	Non-controlling interests	Total (Invested Deficit)/ Equity
	Share	Amount	Share	Amount	Share	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2017	—	—	—	—	—	—	—	—	—	—	(62,195)	—	(62,195)

Completion of reorganization	72,000,000	59	—	—	—	—	—	113,110	841	(873,130)	62,195	—	(696,925)
Repurchase of Class A Ordinary Shares	(540,810)	(1)	—	—	—	—	—	—	—	—	—	—	(1)
Issuance of Pre-IPO Class A Ordinary Shares to an existing shareholder	—	—	14,204	1	—	—	—	—	—	—	—	—	1
Pre-IPO Preferred Shares redemption value accretion	—	—	—	—	—	—	—	(65,355)	—	—	—	—	(65,355)
Share issuance upon conversion and redesignation of Pre-IPO Preferred Shares into Class A Ordinary Shares	—	—	164,664,569	144	—	—	—	1,437,530	—	—	—	—	1,437,674
Share issuance upon the redesignation of Pre-IPO Class A Ordinary Shares into Class A and Class B Ordinary Shares	(71,459,190)	(58)	19,676,695	15	51,782,495	43	—	—	—	—	—	—	—
Share issuance upon initial public offering and followed offering, net of issuance costs	—	—	29,456,490	25	—	—	—	280,448	—	—	—	—	280,473

Net income	—	—	—	—	—	—	—	—	—	2,171	—	—	2,171
Appropriation to statutory reserve	—	—	—	—	—	—	1,739	—	—	(1,739)	—	—	—
Share-based awards to employee of the Group	—	—	—	—	—	—	—	131,260	—	—	—	—	131,260
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	30,173	—	—	—	30,173
As of December 31, 2018	—	—	213,811,958	185	51,782,495	43	1,739	1,896,993	31,014	(872,698)	—	—	1,057,276

Impact on adoption of ASC 606	—	—	—	—	—	—	—	—	—	(54,127)	—	—	(54,127)
Exercise of options	—	—	29,737,638	26	—	—	—	—	—	—	—	—	26
Share issuance associated acquisition of subsidiaries	—	—	106,636	—	—	—	—	1,187	—	—	—	—	1,187
Warrant issued	—	—	—	—	—	—	—	26,290	—	—	—	—	26,290
Reassignment of Class B Ordinary Shares to Class A Ordinary Shares	—	—	842,975	1	(842,975)	(1)	—	—	—	—	—	—	—
Addition of noncontrolling interests resulting from selling of interests in a subsidiary	—	—	—	—	—	—	—	364	—	—	—	19,787	20,151
Contribution from non-controlling interests in a subsidiary	—	—	—	—	—	—	—	—	—	—	—	150,000	150,000
Share-based awards to employee of the Group	—	—	—	—	—	—	—	17,847	—	—	—	—	17,847
Net loss	—	—	—	—	—	—	—	—	—	(905,895)	—	(595)	(906,490)
Appropriation to statutory reserve	—	—	—	—	—	—	27,920	—	—	(27,920)	—	—	—
Share-based awards to employee of Jimu Group	—	—	—	—	—	—	—	34,684	—	—	—	—	34,684
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	11,876	—	—	—	11,876
As of December 31, 2019	—	—	244,499,207	212	50,939,520	42	29,659	1,977,365	42,890	(1,860,640)	—	169,192	358,720

Exercise of Share-based options	—	—	3,353,789	20	—	—	—	—	—	—	—	—	20
Share-based awards to employee of the Group	—	—	—	—	—	—	—	11,898	—	—	—	—	11,898
Share-based awards to employee of Jimu Group	—	—	—	—	—	—	—	(3,471)	—	—	—	—	(3,471)
Net loss	—	—	—	—	—	—	—	—	—	(293,935)	—	(2,205)	(296,140)
Appropriation to statutory reserve	—	—	—	—	—	—	1,104	—	—	(1,104)	—	—	—
Fair value change in available for sale investment									(421)				(421)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(22,556)	—	—	—	(22,556)
As of December 31, 2020	—	—	247,852,996	232	50,939,520	42	30,763	1,985,792	19,913	(2,155,679)	—	166,987	48,050

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2 (f)
Cash flows from operating activities:
Net income/(loss)	2,171	(906,490)	(296,140)	(45,386)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	4,701	12,289	15,225	2,333
Share-based compensation expenses	131,260	17,847	11,898	1,824
Provision for doubtful accounts and credit losses	178,567	961,851	50,965	7,811
Impairment loss of goodwill and intangible assets	—	—	69,358	10,630
Impairment on prepayment for long-term investment	—	200,000	—	—
Impairment loss on equity investment	—	—	15,908	2,438
Loss from equity-method investments	2,652	8,149	11,523	1,766
Accretion of debt instrument	—	7,343	18,947	2,904
Change in fair value of convertible loans	9,552	—	—	—
Change in fair value of short-term investments	315	—	—	—
Deferred income tax	(36,901)	(17,263)	46,915	7,190
Change in the fair value of contingent consideration payable from acquisition of Infrarisk	—	1,496	985	151
Changes in operating assets and liabilities:
Short-term and long-term financing receivables	(34,841)	112,540	108	17
Short-term and long-term financial guarantee assets	(20,610)	(86,939)	83,806	12,844
Accounts receivable	(119,252)	(49,780)	17,162	2,630
Amounts due from related parties, net	33,352	83,020	(8,076)	(1,238)
Prepayments and other current assets, net	(15,579)	2,112	12,299	1,885
Short-term and long-term funding debts	181,799	(172,792)	(22,210)	(3,404)
Accounts payable	(4,193)	15,070	(47,362)	(7,259)
Amounts due to related parties	(118,888)	(30,495)	261,229	40,035
Tax payable	34,695	(5,539)	(12,755)	(1,955)
Financial guarantee liabilities	15,537	86,397	(81,673)	(12,517)
Accrued expenses and other liabilities	(12,429)	(63,737)	(91,149)	(13,969)

Net cash provided by operating activities	231,908	175,079	56,963	8,730

Cash flows from investing activities:
Purchase of property, equipment and software	(4,071)	(10,015)	(97,801)	(14,989)
Disposal of property, equipment and software	—	—	924	142
Prepayment for financing receivable	—	(200,000)	—	—
Financing receivables facilitated	(4,319,655)	(1,988,899)	(360,984)	(55,323)

Collection of principal on financing receivables	5,204,478	2,313,229	691,655	106,001
Loan provided to a third party	(137,264)	—	—	—
Collection of loan from a third party	—	135,296	—	—
Net cash advances to the related party	(445,319)	(697,754)	293	45
Loans provided to the related party	(52,048)	(137,000)	(40,000)	(6,130)
Collection of loan from the related party	52,048	122,000	40,000	6,130
Proceeds from short-term investments	1,685	—	—	—
Cash acquired due to acquisition of Qilehui (Note 4)			26	4
Cash acquired due to acquisition of Ganzhou Micro Finance (Note 4)	—	42,591	—	—
Purchase of Infrarisk, net of cash acquired (Note 4)	—	(3,650)	—	—
Purchase of long-term investments	(19,259)	(91,500)	(41,494)	(6,359)
Equity transfer consideration paid to the related party	—	(23,000)	—	—

Net cash provided by/(used in) investing activities	280,595	(538,702)	192,619	29,521

Cash flows from financing activities:
Proceeds from issuance of Pre-IPO Preferred Shares	410,286	—	—	—
Proceeds from initial public offering and followed offering, net of underwriter’s commission	316,451	—	—	—
Proceeds from short-term and long-term borrowings	288,141	495,000	50,000	7,663
Repayment of short-term borrowings and long-term borrowings	(68,141)	(315,000)	(320,000)	(49,042)
Loan received from third parties	514,000	17,000	—	—
Loan repayment to third parties	(514,000)	(17,000)	—	—
Loan proceeds from the related party	26,711	—	—	—
Repayment of loans to the related party	(32,150)	(23,831)	—	—
Loan proceeds from a shareholder	151,000	—	—	—
Repayment of loan to a shareholder	(29,313)	—	—	—
Proceeds from funding debts	2,253,452	682,100	—	—
Principal repayments on funding debts	(3,538,252)	(904,074)	(296,659)	(45,465)
Proceeds from issuance of convertible loan	21,730	—	400,000	61,303
Proceeds from issuance of debt instrument	—	100,000	—	—
Repayment of debt instrument	—	—	(100,000)	(15,326)
Proceeds from exercise of options	—	26	20	3
Proceeds from minority shareholders capital injection	—	170,151	—	—
Proceeds from notes payable	—	20,000	—	—
Repayment of notes payable	—	—	(20,000)	(3,065)

Net cash (used in)/provided by financing activities	(200,085)	224,372	(286,639)	(43,929)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	21,732	10,114	(21,503)	(3,297)

Net increase/(decrease) in cash, cash equivalents and restricted cash	334,150	(129,137)	(58,560)	(8,975)

Cash, cash equivalents and restricted cash at beginning of the year	375,891	710,041	580,904	89,028
Including:
Cash and cash equivalents at beginning of the year	370,891	457,442	102,755	15,748
Current restricted cash at beginning of the year	5,000	252,599	382,695	58,651
Non-current restricted time deposits at beginning of the year	—	—	95,454	14,629
Cash, cash equivalents and restricted cash at end of the year	710,041	580,904	522,344	80,053

Including:
Cash and cash equivalents at end of the year	457,442	102,755	377,160	57,802
Current restricted cash at end of the year	252,599	382,695	137,220	21,030
Non-current restricted time deposits at end of the year	—	95,454	7,964	1,221
Supplemental disclosure of cash flow information:
Cash paid for interest and funding cost	82,069	64,121	49,473	7,582
Cash paid for income tax expense	17,651	33,419	6,455	989
Non-cash investing activities:
Payables related to long-term investments	(35,000)	—	—	—
Net off amount due to the related party arising from acquisition of Ganzhou Micro Finance with due from the related party	—	230,000	—	—
Contingent payables related to acquisition of Infrarisk	—	(11,215)	—	—
Non-cash financing activities:
Pre-IPO Preferred Shares redemption value accretion	65,355	—	—	—
Conversion of convertible loans into Pre-IPO Preferred Shares	267,893	—	—	—
Redesignation of Pre-IPO Preferred Shares into Class A Ordinary Shares	1,437,674	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities

(a)	Nature of operations

The Pintec Business commenced operations in June 2015 as a business unit within Jimu Holdings Limited (the “Parent Company” or “Jimu Parent” formerly known as Pintec Holdings Limited), which is a British Virgin Islands (“BVI”) holding company. Pintec Technology Holdings Limited (the “Company” or “Pintec”) is principally engaged in the operation of an online technology platform enabling financial services (the “Pintec Business”) in the People’s Republic of China (the “PRC” or “China”). The financial services enabled by the Company’s technology platform include: (i) assistance for borrowers to obtain loans from third party investors and certain financial partners, (ii) a lending solution for borrowers who want to finance their on-line purchases or who have personal or business installment loan requests, and (iii) a wealth management and insurance product distribution solution for asset management and insurance companies respectively to facilitate the sales of their products. The Company was incorporated in the Cayman Islands on March 2, 2017 as an exempted company with limited liability.

(b)	Major subsidiaries and VIEs

To pursue initial public offering of Pintec Business, Jimu Parent initiated a restructuring process (the “Reorganization”) that separated Pintec Business from Jimu Parent as of March 31, 2018. The shareholding percentages and rights of each shareholder are the same in Jimu Parent and Pintec immediately before and after the Reorganization. Accordingly, the Reorganization is accounted for in a manner similar to a common control transaction because it is determined that the transfers lack economic substance.

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

The following tables set forth the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses allocated from Jimu Parent for the years ended December 31, 2018 and 2019.

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

The cost and expenses allocated from Jimu Parent for the year ended December 31, 2020 was immaterial, see note 23.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

Principal subsidiaries and VIEs

As of December 31, 2020, the Company’s principal subsidiaries, consolidated VIEs and subsidiaries of VIEs (collectively the “Group”) are as follows.

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
The Company:
Pintec Technology Holdings Limited (“Pintec”)	March 2, 2017	The Cayman Islands		Investment holding
Wholly owned subsidiaries:
Sky City (Beijing) Technology Co., Ltd. (“Sky City WFOE”)	December 22, 2016	The PRC	100%	Investment holding
Anxunying (Tianjin) Commercial Factoring Co., Ltd. (“Anxunying Tianjin”)	December 3, 2018	The PRC	100%	Lending solution business
Pintec (Beijing) Technology Co., Ltd (“Pintec Beijing WFOE”)	December 21, 2016	The PRC	100%	Investment holding
Qilehui Credit Information Co., Ltd (“Qilehui”)	August 31, 2020	The PRC	100%	Corporate credit investigation
FT Synergy Pte. Ltd. (“FT Singapore”)	December 21, 2018	Singapore	100%	Lending solution business
Infrarisk Pty Ltd. (“Infrarisk Australia”)	April 30, 2019	Australia	100%	Lending solution business
Infrarisk Limited (“Infrarisk UK”)	April 30, 2019	The United Kingdom	100%	Lending solution business
VIEs and VIEs subsidiaries (referred to as “Pintec Operating Entities”):
Beijing Hongdian Fund Distributor Co., Ltd. (“Beijing Hongdian”)	April 13, 2015	The PRC	100%	Wealth management solution business
Shanghai Anquying Technology Co., Ltd. (“Shanghai Anquying”)	November 16, 2015	The PRC	100%	Lending solution business
Myfin Insurance Broker Co., Ltd (“Myfin Insurance”)	December 17, 2015	The PRC	60%	Insurance solution business
Anquying (Tianjin) Technology Co., Ltd. (“Tianjin Anquying”)	January 29, 2016	The PRC	100%	Lending solution business
Xuanji Intelligence (Beijing) Technology Co., Ltd. (“Beijing Xuanji”)	May 31, 2016	The PRC	100%	Wealth management solution business
Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. (“Shenzhen Minheng”)	June 30, 2016	The PRC	100%	Lending solution business
Pintec Jinke (Beijing) Technology Information Co., Ltd., (formerly known as Hezi (Beijing) Consultants Co., Ltd) (“Beijing Jinke”)	January 3, 2017	The PRC	100%	Wealth management solution business
Ganzhou Dumiao Intelligence Technology Co., Ltd (formerly known as Anquying (Ganzhou) Technology Co., Ltd.) (“Ganzhou Anquying”)	May 27, 2017	The PRC	100%	Lending solution business
Anquyun (Tianjin) Technology Co., Ltd. (“Tianjin Anquyun”)	January 2, 2018	The PRC	100%	Lending solution business
Beijing Xinshun Dingye Technology Co., Ltd. (“Xinshundingye”)	January 30, 2019	The PRC	100%	Wealth management solution business
Ganzhou Aixin Network Micro Finance Co., Ltd, (formerly known as Ganzhou Jimu Micro Finance Co., Ltd.) (“Ganzhou Micro Finance”)	March 21, 2019	The PRC	100%	Micro-loan Lending
Shenzhen Xiaogang Technology Co., Ltd. (“Shenzhen Xiaogang”)	March 25, 2019	The PRC	100%	Wealth management solution business
Pintec Yunke (Ganzhou) Technology Information Co., Ltd. (“Pintec Yunke”)	May 9, 2019	The PRC	100%	Lending solution business

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities (Continued)

(c)	Variable interest entities (excluding the consolidated trust as discussed in Note 2(j))

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content, the Group operates its websites and carries out other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members or family members of founders as nominee shareholders. The Group obtained control over these PRC domestic companies through certain PRC subsidiaries, by entering into a series of contractual arrangements with these PRC domestic companies and their nominee shareholders. To comply with PRC laws and regulations which prohibit or restrict foreign ownership of internet content, the nominee shareholders are legal owners of an entity. However, the rights of those nominee shareholders have been transferred to the Group’s relevant PRC subsidiaries through such contractual arrangements. These contractual arrangements include exclusive option agreements, exclusive business cooperation agreements, equity pledge agreement and powers of attorney. Management concluded that the Group’s relevant PRC subsidiaries, through the contractual arrangements, have the power to direct the activities that most significantly impact economic performance of these PRC domestic companies, bear the risks of and enjoy the rewards normally associated with ownership of these PRC domestic companies. Therefore, these PRC domestic companies are VIEs of the Group’s relevant PRC subsidiaries, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated the financial statements of these PRC domestic companies.

The following is a summary of the contractual arrangements that the Company’s subsidiaries entered into with VIEs and their nominee shareholders:

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities (Continued)

Powers of attorney —Pursuant to the irrevocable power of attorney, the Company’s relevant PRC subsidiaries are authorized by each of the nominee shareholders as their attorney in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, the sale or transfer or pledge or disposition of all or part of the nominee shareholders’ equity interests, and designate and appoint directors, chief executive officers and general manager, and other senior management members of the VIEs. Each power of attorney will remain in force during the period when the nominee shareholder continues to be shareholder of the VIEs. Each nominee shareholder has waived all the rights which have been authorized to the Company’s relevant PRC subsidiaries under each power of attorney. The powers of attorney are irrevocable and remain in force continuously upon execution.

Exclusive business cooperation agreements —The Company’s relevant PRC subsidiaries and the VIEs entered into exclusive business cooperation agreements under which the VIEs engage the Company’s relevant PRC subsidiaries as their exclusive provider of technical services and business consulting services. The VIEs shall pay services fees to the Company’s relevant PRC subsidiaries, which are determined by the Company’s relevant PRC subsidiaries at its sole discretion. The Company’s relevant PRC subsidiaries shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising from the performance of the agreement. During the term of the agreement, the VIEs shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of the Company’s relevant PRC subsidiaries. These agreements will remain in effect for ten years, but can be terminated by the Company’s relevant PRC subsidiaries with 30 days’ advance written notice. These agreements can be extended at the sole discretion of the Company’s relevant PRC subsidiaries.

Equity pledge agreements —Pursuant to the relevant equity pledge agreements, the nominee shareholders of the VIEs have pledged all of their equity interests in the VIEs to the Company’s relevant PRC subsidiaries as collateral for all of the VIEs’ payments due to the Company’s relevant PRC subsidiaries and to secure the VIEs’ obligations under the above agreement. The nominee shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of the Company’s relevant PRC subsidiaries without the Company’s relevant PRC subsidiaries’ written consent. The Company’s relevant PRC subsidiaries are entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, the Company’s relevant PRC subsidiaries as the pledgee, will be entitled to request immediate payment of the unpaid service fee and other amounts due to the Company’s relevant PRC subsidiaries, and/or to dispose of the pledged equity. These equity pledge agreements will remain effective until the variable interest entities and their shareholders discharge all their obligations under the contractual arrangements.

Exclusive option agreements —The nominee shareholders of the VIEs have granted the Company’s relevant PRC subsidiaries the exclusive and irrevocable option to purchase from the nominee shareholders, to the extent permitted under PRC laws and regulations, part or all of their equity interests in these entities for a purchase price equal to the actual capital contribution paid in the registered capital of the VIEs by the nominee shareholders for their equity interests. The Company’s relevant PRC subsidiaries may exercise such option at any time. In addition, the VIEs and their nominee shareholders have agreed that without prior written consent of the Company’s relevant PRC subsidiaries, they shall not sell, transfer, mortgage or dispose of any assets or equity interests of the VIEs or declare any dividend. These agreements will remain effective for ten years and can be extended at the sole discretion of the Company’s relevant PRC subsidiaries.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities (Continued)

(d)	Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could, among others:

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

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

The interests of the shareholders of VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIE not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of VIE will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. The Company believes the shareholders of VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide The Company with a mechanism to remove the current shareholders of VIE should they act to the detriment of The Company. The Company relies on certain current shareholders of VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIE, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities (Continued)

The following consolidated financial information of the Group’s VIEs as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 were included in the Group’s consolidated financial statements as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Total assets	931,287	440,444
Total liabilities	1,135,535	476,397

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Total net revenues	1,601,037	1,272,943	352,604
Net income /(loss)	322,605	(520,791)	(111,765)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash provided by operating activities	470,404	404,851	128,547
Net cash provided by/(used in) investing activities	859,941	(165,957)	289,956
Net cash (used in)/provided by financing activities	(961,263)	86,906	(666,659)

In accordance with the contractual arrangements, the relevant PRC subsidiaries have the power to direct activities of the Group’s VIEs and VIEs’ subsidiaries, and can transfer assets out of the Group’s VIEs and VIEs’ subsidiaries. No assets of the VIEs and VIEs’ subsidiaries are collateral for the VIEs’ obligations and all assets can only be used to settle the VIEs’ obligations except for the trust arrangements, and the equity interest in Ganzhou Micro Finance was pledged as security for Pintec Yinchuan’s obligations under the equity transfer agreements with Ningxia Fengyin Enterprise Management Consulting LLP. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Group in the form of loans and advances or cash dividends. As the VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group for the liabilities of the VIEs and the VIEs’ subsidiaries.

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

Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, allocations of revenue to multiple elements under ASC 605 for the year ended December 31 2018, provision for doubtful accounts and credit losses, valuation and recognition of share-based compensation expenses, cost and expenses from Jimu Parent to Pintec, uncertain tax positions, valuation allowance of deferred tax assets, fair value of assets and liabilities acquired in business combinations, impairment of long-lived assets including goodwill, the fair value of financial guarantee liabilities under ASC 460, the useful lives of property, equipment and software and intangible assets, and fair values of the debt instruments issued with warrants.

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

Transactions denominated in foreign currencies other than functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive income/(loss).

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

The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statements of changes in (invested deficit)/ equity and a component of other comprehensive income/ (loss) in the consolidated statement of operations and comprehensive income/(loss).

(f)	Convenience translation

Translations of the consolidated balance sheets, the consolidated statement of operations and comprehensive income/(loss) and the consolidated statement of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

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

(2) personal and business installment loans to borrowers where the Group uses its own cash to fund the loan.

(3) personal and business installment loans to borrowers which are financed via securitization vehicles in the form of trust arrangements (the “Trusts”), where the Group’s funding source include the proceeds from third-party investors of the Trusts.

The Trusts are considered as variable interest entities under ASC 810. As the Group has power to direct the activities that most significantly impact economic performance of the Trusts that could potentially be significant to the Trusts, and the Group is obligated to repurchase any loans that are delinquent for more than a specified number of days, accordingly, the Group is considered as the primary beneficiary of the Trusts and has consolidated the Trusts’ assets, liabilities, results of operations, and cash flows in the Group’s consolidated financial statements.

The financing receivables due from the borrowers of the personal and business installment loans and the loans payable to the third-party investors of the trust units are measured at amortized cost and recorded on the Group’s consolidated balance sheets as financing receivables and funding debts, respectively.

(4) Accrued interest income on financing receivables

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

(5) Nonaccrual financing receivables and charged-off financing receivables

The Group considers a financing receivable to be delinquent when a monthly payment is one day past due. When the Group determines it is probable that full repayment of a loan will not be made, the remaining unpaid principal balance is charged off against the allowance for credit losses. Generally, charge-offs occur after 90 day of delinquency. Installment service fees for nonaccrual financing receivables is recognized upon the collection of cash.

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

Long-term investments represent the Group’s investments in privately held companies and the available for sale investment.

(1) Group’s investments in privately held companies

The Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive income/(loss) after the date of acquisition.

Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive income/(loss). The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income/(loss) if any.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(2) Available for sale investment

Available for sale investment mainly consist of an investment in a private equity fund subscribed from an asset management company. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in interest income in the consolidated statements of operations and comprehensive income/(loss) during the period in which the gain or loss is realized.

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

Category	Estimated useful life
Building	24 years
Office furniture and equipment	3 - 5 years
Computer and electronic equipment	3 - 5 years
Software	5 years
Vehicle	10 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. Gains and losses from the disposal of property, equipment and software are the differences between the net sales proceeds and the carrying amounts of the relevant assets and are recognized in the consolidated statements of operations and comprehensive income/(loss).

(n)	Intangible assets, net

The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value. Intangible assets with useful lives are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful life
Microcredit license	17 years
Software copyright	2 years
Customer database	5.5 years
Customer relationship	10 years
Trademark	5.5 years
Credit investigation license	indefinite

The enterprise credit investigation license acquired from acquisition of Qilehui is recognized as an intangible asset with indefinite life and evaluated for impairment on an annual basis as of December 31 and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Such impairment test compares the fair values of asset with its carrying value and an impairment loss is recognized if and when the carrying amounts exceed the fair value.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(o)	Goodwill

Goodwill represents the excess of the purchase price over fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31 and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with Financial Accounting Standards Board (“FASB”) guidance on ‘‘Testing of Goodwill for Impairment,’’ the Company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its fair value, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Company recognized a goodwill impairment charge of RMB37,593 for the year ended December 31, 2020. There were no impairment charges recognized for the years ended December 31, 2019 or 2018.

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

(q)	Funding Debts

The proceeds received from individual investors, other financial partners and investors of the consolidated trusts to fund the Group’s on-balance sheet financing receivables, are recorded as funding debts on the consolidated balance sheets. Accrued interest payable is calculated based on the contractual interest rates of the funding debts and recorded in funding debts.

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

(i) The Group provided guarantees to individual investors for loans that the Group has referred and funded through Jimu Group before December 2019 and Jimu Group announced its exit from the online lending platform business in February 2020. (ii) The Group is obligated to compensate certain institutional financial partners for defaults on principal and interest repayments. The Group recognizes a stand ready obligation for its guarantee exposure in accordance with ASC 460.

At the inception of each loan subject to the guarantee provided, the Group recognizes the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. The liability recorded based on ASC 460 is determined on a loan by loan basis. As the risk of the guarantee liability is relieved, it is recognized into the consolidated statements of operation and comprehensive income/(loss) by a systematic and rational amortization method over the term of the loan, within the “Technical service fees” line item.

For the years ended December 31, 2018, 2019 and 2020, revenues recognized related to releasing of guarantee liabilities were RMB21,397, RMB407,403 and RMB138,483 respectively.

The ASC 450 component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability. The ASC 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio. The ASC 450 contingent component, including the net payouts by the Group when borrower defaults, is recognized as cost on guarantee, in the consolidated statement of operations and comprehensive income/(loss).

As of December 31, 2019 and 2020, the maximum potential future payment the Group could be required to make would be RMB983,201 and RMB215,704, respectively.

(2)	Financial guarantee assets

Financial guarantee assets are recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460 and considers what premium would be required by the Group to issue the same guarantee service in a standalone arm’s-length transaction. Financial guarantee assets are reduced upon the receipt of the service fee payment from the borrowers and financial partners.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

The Company assesses the realization of the financial guarantee assets collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio and records an allowance for amounts that it estimates will not be realized. For the years ended December 31, 2018 and 2019, the Company recorded expense of nil and RMB12,527, respectively, and for the year ended December 31, 2020, the Company recorded a reversal of RMB8,053 in the statement of operations and comprehensive income/(loss).

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(s)	Revenue recognition

The Group is principally engaged in providing lending solutions through its online technology platform. The Group earns its revenues by providing the following: (i) A lending solution which assists borrowers to obtain loans from third party investors and certain financial partners. The Group provides lending solution but does not provide loan by itself. For these services, the Group earns technical service fees. (ii) A lending solution for borrowers who want to finance their on-line purchases from third parties (“Business Partners”) or who have personal or business installment loan requests. The Group provides financing for these borrowers and earns installment service fees (including interests). (iii) A wealth management and insurance product distribution solution for asset management and insurance companies respectively to facilitate the sale of their products. The Group earns wealth management service and commission on financial products distributed through the Group’s platform that were sold by these asset management and insurance companies to their customers. The Group is not a party to the financial products sold.

Installment service fee

Installment service fee revenue is recognized over the terms of financing receivables using the effective interest rate method under ASC 310. Installment service fee revenue is not recorded when reasonable doubt exists as to the full, timely collection of installment service fee or principal. The Group also receives miscellaneous fees, such as penalty fees for late payments, which are contingent fees and are recognized when the event occurs and the payment is made by the customer as that is the point in time collectability is reasonably assured.

Revenue recognition under ASC topic 605 (“ASC 605”), Revenue Recognition in the year ended December 31 2018

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

The Group charges the technical service fees from the borrowers upon the successful matching of the loans financed by investors of Jimu Group or other financial partners. If the services fee is not received entirely upfront, the selling price allocated to the delivered credit assessment and referral services is limited to that amount that is not contingent upon the delivery of additional units or meeting other specified performance conditions in accordance with ASC 605-25. The remaining credit assessment and referral service fee is recorded when the contingency is resolved and cash is received. The selling price allocated to post-lending management services, is recognized as revenue each month when the service is provided over the period of the loan and the monthly repayments occur.

The Group is the primary obligor for the lending solutions provided to the borrowers, mainly as it has the ability to establish the price, and control the related content of service provided. Technical service fee is recognized on a gross basis and the portion of service fee charged by and paid to Jimu Group based on relative fair values of services is recognized as cost of revenues in the consolidated statements of operations and comprehensive income/(loss).

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

Wealth management service fee and others

The wealth management service fee and others primarily consist of commission fees charged from third-party asset management companies and insurance companies for their use of the Group’s online wealth management platform and online insurance platform. Such commissions are generally determined as a percentage based on the fees charged to customers by the asset management companies and insurance companies, through the online wealth management platform and online insurance platform. Transaction service commissions are recognized on a net basis when the services are rendered, which occurs when the underlying transaction is executed. The Group is not the primary obligor, as it does not have the ability to establish the price or control the related content of the wealth management or insurance products offered on the online wealth management platform and online insurance platform.

Revenue recognition under of ASC 606, “Revenue from contracts with Customers” in years ended December 31, 2019 and 2020

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

Technical service fees

Under ASC 606, the Group considers the online credit assessment and referral service and post-lending management service, collectively and guarantee service as two separate services, of which, the guarantee service is accounted for at fair value in accordance with ASC 460, Guarantees. Revenue from the guarantee services is recognized once the Company is released from the underlying risk (see Note2(r)).

The Group identifies one performance obligation under ASC 606, as the online credit assessment and referral service and post-lending management service are not distinct.

The Group determines the transaction price of technical service to be the service fees chargeable from the borrowers or institutional financial partners, net of value-added tax and excluding the transaction price allocated to guarantee liabilities.

Revenues from technical services are recognized over time since the customers simultaneously receive and consume benefit provided by the Group’s technical service as the Group performs. For technical service fees charged from borrowers, the Group recognizes revenue during the service period. For technical service fees charged from other financial partners, the Group applies the invoice practical expedient and recognizes revenue in the amount to which the Group has a right to invoice.

Wealth management service fee and others

For wealth management service fee and others, the only performance obligation is to distribute the wealth management or insurance products on the Group’s platforms for the third-party asset management companies and insurance companies. The Group recognizes commissions on a net basis as the Group is not the primary obligor, it does not have the ability to establish the price nor does it bear the credit risk. The revenue is recognized at a point in time when the performance obligation is satisfied, which occurs when the underlying transaction is executed.

Contract assets

The Group has no other contract assets except for accounts receivable in RMB74,251 and RMB50,979 as of December 31, 2019 and 2020.

Contract liability

Contract liability consists of technical service fees received from borrowers before the Group has a right to invoice, and is recorded as “Deferred service fee” included in “Accrued expenses and other liabilities” on the consolidated balance sheets. For monthly consulting fee which is received monthly from customers and upfront fee which is received upon the successful matching of the loans, contract liability is recognized as revenue when service is provided. The amount of revenue recognized during the years ended December 31, 2019 and 2020 that was previously included in the contract liabilities balance as of December 31, 2018 and 2019 was RMB119,684 and RMB66,576.

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

(u)	Provision for credit losses

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

All share based awards granted to employees, including restricted ordinary shares and share options, are measured at fair value on grant date. Share based compensation expense is recognized using the straight-line method or graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

Prior to the Reorganization, all the options and restricted ordinary shares were granted by Jimu Parent with its own underlying shares. The Binomial option pricing model is used to estimate fair value of the share options and restricted ordinary shares. The determination of estimated fair value of share-based payment awards on the grant date using an option pricing model is affected by the fair value of Jimu Parent’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of Jimu Parent’s shares over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and any expected dividends. Shares of Jimu Parent, which do not have quoted market prices, were valued based on the income approach. Determination of estimated fair value of Jimu Parent’s shares requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to Jimu Parent.

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

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date, which includes rent holidays, of initial possession of the leased property on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(z)	Taxation

Income taxes

Current income taxes are provided on the basis of net income (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits.. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of operations and comprehensive income/(loss) in the period of the enactment of the change.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more-likely-than-not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under income tax expenses in its consolidated statements of operations and comprehensive income/(loss).

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

Basic loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the Pre-IPO Preferred Shares, using the if-converted method, for periods prior to the completion of the IPO, and ordinary shares issuable upon the exercise of outstanding share options and convertible loan using the treasury stock method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. After the completion of the IPO, net loss per ordinary share is computed on Class A Ordinary Shares and Class B Ordinary Shares on the combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(dd)    Statutory reserves

In accordance with China’s Company Laws and Foreign Investment Enterprises, the Company’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC must make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. None of these reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2018, 2019 and 2020, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB1,739, RMB27,920 and RMB1,104 respectively. No appropriation to other reserve funds was made for any of the periods presented.

(ee)    Comprehensive income/(loss)

Comprehensive income/(loss) is defined to include all changes in shareholders’ equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments and unrealized loss of available for sales investment.

(ff)    Recently issued accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Company will adopt ASU 2016-02 from January 1, 2022. The Company is in the process of evaluating the effect of the adoption of this ASU.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard.

For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from January 1, 2023. The Company is in the process of evaluating the effect of the adoption of this ASU.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

3.	Concentration and risks

Concentration of Business Partners

The Group generates the majority of revenues through a limited number of Business Partners. For the years ended December 31, 2018, 2019 and 2020, the Group generated the 36.1%, 43.6% and 49.9% of its total revenues, respectively, through cooperation with five Business Partners, among which 14.4%, 17.2% and 28.9% of total revenues were generated through cooperation with Qunar, which is a large mobile and online travel platform in China. The partnerships with these Business Partners are not on an exclusive basis, and the contract durations are short. If these Business Partners change their policies, terminate their partnership or do not renew their cooperation agreements with the Group, the business and result of operations of the Group may be materially and adversely affected.

Concentration of Financial Partners

The Group have historically relied on Jimu Group, which was considered as one of the Group’s related parties, for the funding of most of the loans issued by the Group. Jimu Box, Jimu Group’s online peer-to-peer lending platform, was the funding source for 63% of the outstanding loans as of December 31, 2018, 24% of the outstanding loans as of December 31, 2019. However, funding from Jimu Box decreased significantly in 2019 when Jimu Box announced its exit from the online lending platform business. Beginning in February 2020, Jimu Box initiated its plans to transition into a micro finance company. Loans funded by Jimu Box were minimal for the year ended December 31, 2020, representing only 4% of the outstanding loans as of December 31, 2020.

Credit risks

The Group’s credit risk primarily arises from financing receivables derived from the point-of-sale installment loans and personal and business installment loans. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, financial guarantee assets, and amounts due from related parties. The Group holds its cash and cash equivalents, restricted cash at reputable financial institutions in the PRC and at international financial institutions with high ratings from internationally recognized rating agencies. Financing receivables, accounts receivable and financial guarantee assets are typically unsecured and are derived from revenues earned from customers in the PRC. Receivables due from customers are typically unsecured in the PRC and the credit risk with respect to which is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign currency exchange rate risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documents in order to affect the remittances.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

4.	Acquisitions

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

The allocation of the purchase price is as follows:

Amount
RMB
Cash and cash equivalents	42,591
Accounts and other receivable	12,915
Prepayment	563
Short-term financing receivables, net	148,249
Deferred assets	4,368
Fixed assets	534
Intangible asset - license	35,410
Goodwill*	5,212
Total assets	249,842

Advance from customers	(344)
Tax payable	(993)
Other payables	(9,652)
Deferred tax liabilities	(8,853)

Total	230,000

Total Consideration	230,000

*	The goodwill is not deductible for tax purposes.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

4.	Acquisitions (Continued)

The net revenue and net loss of Ganzhou Aixin Micro Finance since the acquisition date and that were included in the Company’s consolidated statements of operations and comprehensive income/(loss) for the year ended December 31, 2019 are RMB21,846 and RMB1,323, respectively.

Prior to the acquisition, Ganzhou Aixin Micro Finance did not prepare its financial statements in accordance with US GAAP. The Group determined that the cost of reconstructing the financial statement of Ganzhou Micro Finance for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance and a comparison of Ganzhou Aixin Micro Finance’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Ganzhou Aixin Micro Finance on its own to be material to the Group. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

(ii) Acquisition of Infrarisk

On April 18, 2019, Pintec acquired 100% equity interest of FT Synergy Pty Ltd. (“FT Synergy”) for a purchase price of RMB16,191. FT Synergy owns a wholly owned subsidiary Infrarisk Pty Limited (“Infrarisk”), an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process. The assets acquired and liabilities assumed and operations of Infrarisk prior to the acquisition were not material.

(iii) Acquisition of Qilehui

On August 31, 2020, Pintec Digital Technology (Beijing) Co., Ltd (“Pintec Digital”) acquired 100% equity interest of Qilehui, a company engaged in corporation credit investigation, which owns a credit investigation license, with a consideration of RMB10,000 prepaid by the Company in 2019. The assets acquired and liabilities assumed and operations of Oilehui prior to the acquisition were not material.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

5.	Financing receivables, net

The financing receivables, net, consists of the following:

	December 31,
	2019	2020
	RMB	RMB
Short-term:
Short-term financing receivables	450,588	71,271
Allowance for credit losses	(20,201)	(488)

Short-term financing receivables, net	430,387	70,783

Long-term:
Long-term financing receivables	19,443	2,930
Allowance for credit losses	(343)	(95)

Long-term financing receivables, net	19,100	2,835

The following table summarizes the balances of financing receivables by due date.

	December 31,
	2019	2020
	RMB	RMB
Due in months:
0 - 12	450,588	71,271
13 - 24	19,443	2,930

Total financing receivables	470,031	74,201

The movement of the allowance for credit losses for the years ended December 31, 2018, 2019 and 2020 were as following:

	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year	70,460	23,183	20,544
Addition due to acquisition of Ganzhou Micro Finance	—	17,470	—
Additions	70,411	33,942	45,090
Charge-offs	(117,688)	(54,051)	(65,051)

Balance at end of the year	23,183	20,544	583

Aging analysis of past due financing receivables are as below:

Financing receivables	1 - 30 Days Past Due	31 - 60 Days Past Due	61 - 90 Days Past Due	91 Days or Greater Past Due	Total Past Due	Current	Total
December 31, 2019	8,239	7,546	6,660	—	22,445	447,586	470,031
December 31, 2020	164	154	106	—	424	73,777	74,201

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

6.	Accounts receivable, net

Accounts receivable, net, consists of the following:

	December 31,
	2019	2020
	RMB	RMB
Receivables for technical service fees from borrowers and financial partners	68,214	42,082
Receivables for marketplace service fees from asset management companies	1,057	981
Receivables for marketplace service fees from insurance companies and others	9,760	8,285

Total accounts receivable	79,031	51,348

Allowance for doubtful accounts	(4,780)	(369)

Accounts receivable, net	74,251	50,979

The movements in the allowance for doubtful accounts for the years ended December 31, 2018, 2019 and 2020 were as follows:

	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year	5,428	13,845	4,780
Additions	108,156	23,182	6,110
Charge-offs	(99,739)	(32,247)	(10,521)

Balance at end of the year	13,845	4,780	369

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

7.	Prepayments and other current assets, net

Prepayments and other current assets, net consist of the following:

	December 31,
	2019	2020
	RMB	RMB
Deposits to financial partners and other vendors	35,988	33,969
Prepaid expenses	32,735	19,555
Prepaid input VAT	4,877	6,607
Short-term loan to third parties	2,742	5,392
Others	3,488	2,137

Total prepayments and other current assets	79,830	67,660

Bad debt provision	(1,500)	(1,500)

Total prepayments and other current assets, net	78,330	66,160

8.	Property, equipment and software, net

Property, equipment and software, net consist of the following:

	December 31
	2019	2020
	RMB	RMB
Building*	—	92,747
Computer and electronic equipment	14,546	14,442
Software	8,947	11,782
Office furniture and equipment	1,153	1,161
Leasehold improvement	1,473	1,473
Vehicle	—	664

Total	26,119	122,269

Less: Accumulated depreciation and amortization	(11,802)	(15,061)

Property, equipment and software, net	14,317	107,208

*	In December 2020, the Group purchased a commercial property from a third party, with a total consideration of RMB92,747 excluding taxes.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

Depreciation and amortization expenses for the years ended December 31, 2018, 2019 and 2020 was RMB2,912, RMB3,906 and RMB3,516, respectively.

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

In December 2019, Shenzhen Xinyuhao prepaid the RMB200,000 to purchase financing receivables from a third party, and Jimu Group provided an unconditional commitment to repurchase these financing receivables within 6 months. As the financing receivables were long overdue loans from Jimu Group’s platform, recovery through collections is remote, subsequently Shenzhen Xinyuhao required Jimu Group to repurchase these financing receivables. However, with Jimu Group’s financial situation deterioration, it does not have the ability to perform its commitment to repurchase (Note 23), and there is no other substantial asset in Shenzhen Xinyuhao, thus the Group determined that the prepayment for long-term investment was not recoverable and full impairment was made to the balance as of December 31, 2019.

10.	Long-term investments

Long-term investments consist of investments in privately held companies and available for sale investment. The following table sets forth the changes in the Group’s Long-term investments:

	Cost Method	Equity Method	Available for sale investment	Total
	RMB	RMB		RMB
Balance as of December 31, 2018	35,000	23,038	—	58,038

Investments made	50,000	6,500	—	56,500
Loss from equity method investments	—	(8,149)	—	(8,149)
Less: Foreign currency translation adjustments	—	2,214	—	2,214
Balance as of December 31, 2019	85,000	23,603	—	108,603

Investments made	—	4,894	—	4,894
Loss from equity method investments	—	(11,523)	—	(11,523)
Less: Impairment	—	(15,908)	—	(15,908)
Less: Foreign currency translation adjustments	—	(1,066)	—	(1,066)
Subscription of private equity fund	—	—	36,600	36,600
Gross unrealized loss in accumulated other comprehensive income	—	—	(421)	(421)
Balance as of December 31, 2020	85,000	—	36,179	121,179

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

Equity method investment

In October 2017, the Group acquired a 27% equity interest of Pivot Fintech PTE. Ltd (“Pivot”) by purchasing ordinary shares with a total consideration of RMB8,821. In June 2020, the Group made an additional investment of RMB4,894 (US$750) in Pivot and acquired total 48.9% equity interest after the additional investment. For the years ended December 31, 2019 and 2020, the Group recognized its proportionate share of the equity investee’s net loss into earnings in the amount of RMB1,349 and RMB1,804, respectively. In the year ended December 31, 2020 full impairment was made to the carrying value of investment to Pivot due to its recurring operating losses and deteriorated financial position, such the impairment is other-than temporary.

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

In November 2020, the Group sold the 20% of Avatec’s equity interest to UOB with the consideration of $1. For the year ended December 31, 2020, the Group recognized the loss from disposal of Avatec’ equity interest in the amount of RMB3,138. For the years ended December 31, 2019 and 2020, the Group recognized its proportionate share of the equity investee’s net loss in the amount of RMB5,972 and RMB6,560, respectively. In the year ended December 31, 2020, the Group fully impaired the remaining carrying value of investment in Avatec due to its recurring operating losses and deteriorating financial position.

In June 2019, The Group acquired 25% equity interest of Beijing Ruisasi Technology Co., Ltd. (“Beijing Ruisasi”) by purchasing its ordinary shares from an agreement with an unaffiliated party with a total cash consideration of RMB6,500. The carrying amount of RMB6,500 is higher than its interest in the investees’ underlying net assets. The basis difference for income taxes of RMB 5,931 relates to goodwill recognized upon acquisition of Beijing Ruisasi’s equity interest; this goodwill is not amortized for tax. For the years ended December 31, 2019 and 2020, the Group recognized the Group’s proportionate share of the equity investee’s net loss into earnings in the amount of RMB828 and RMB21, respectively. In the year ended December 31, 2020, the Group fully impaired the investment in Beijing Ruisasi due to its recurring operating losses and deteriorating financial position.

Available for sale investment

Available for sale investment represents an investment in a private equity fund made in the year ended December 31, 2020. The private equity fund was controlled by a third-party fund management company. The private equity fund invested into debt securities of a third-party real estate development company. Jimu Group was the general partner and several other third parties were limited partners.

This investment is carried at fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. For the year ended December 31, 2020, the unrealized losses from the changes in fair values is of RMB421.

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

The following table presents the fair value hierarchy for the Group’s liabilities that are measured and recorded at fair value on a recurring basis:

December 31, 2019	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Liabilities
Consideration payable for acquisition-current			(4,728)	(4,728)
Consideration payable for acquisition-noncurrent			(7,982)	(7,982)

Total	—	—	(12,710)	(12,710)

December 31, 2020	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Liabilities
Consideration payable for acquisition-current			(7,995)	(7,995)
Consideration payable for acquisition-noncurrent			(954)	(954)

Total	—	—	(8,949)	(8,949)

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

12.	Intangible assets, net

Intangible assets, net consist of the following:

	December 31,
	2019	2020
	RMB	RMB
License	35,410	9,882
Software copyright	14,506	14,898
Customer database	9,697	9,697
Customer relationship	2,833	2,909
Trademark	162	162
Less: Accumulated amortization	(12,818)	(20,882)

Intangible assets, net	49,790	16,666

Amortization expenses for the years ended December 31, 2018, 2019 and 2020 was RMB1,789, RMB8,383 and RMB11,709, respectively.

In 2020, the Group recognized impairment loss of RMB31,765 for the Microcredit license primary due to the tightening regulation and changing market environment. There was no impairment recognized for the years ended December 2019 and 2018.

As of December 31, 2020, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	2021	2022	2023	2024	2025	2026 and thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	4,585	340	307	291	291	970	6,784

13.	Goodwill

As of December 31, 2020, the Group performed quantitative impairment test for goodwill. The management determined that the income approach, specifically the Discounted Cash Flow (“DCF”) method, is appropriate. The management used a revenue growth rate ranging from -35.1% to 57.4%. Other key assumptions besides cash flow projections included discount rate of 15% and terminal growth rate of 3%. As a result of the above factors, fair value of the reporting unit was less than its carrying amount. Goodwill of RMB37,593 was fully impaired for the year ended December 31, 2020, and the impairment loss was recognized in the consolidated statements of operations and comprehensive income/(loss).

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

14.	Funding debts

The following table summarized the Group’s outstanding funding debts:

	December 31,
	2019	2020
	RMB	RMB
Short-term:
Loan payables to individual investors via Jimu Box and other financial partners	8,893	2,841
Loan payables to investors of consolidated trusts	291,319	—

Total short-term funding debts	300,212	2,841

Long-term:
Loan payables to individual investors via financial partners	21,498	—

Total long-term funding debt	21,498	—

The funding debts had a weighted average interest rate of 11.4%, 9.1% and 14.8% for the years ended December 31, 2018, 2019 and 2020, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

15.	Borrowings

Borrowings consisted of the following:

	Annual Interest Rate	Maturity	Principal	December 31, 2019	December 31, 2020
			RMB	RMB	RMB
Short-term borrowings:
Bank of Jiangsu Co., Ltd (Beijing Branch)*	4.15%-4.35%	December 2020	415,000	320,000	—
Bank of Jiangsu Co., Ltd (Beijing Branch)*	4.05%	April 2021	50,000	—	50,000
SPD Silicon Valley Bank**	3.55%	April 2021	80,000	—	80,000

Total short-term borrowings				320,000	130,000

Long-term borrowings:
SPD Silicon Valley Bank**	3.55%	April 2021	80,000	80,000	—

Total long-term borrowings				80,000	—

*

Loans from Bank of Jiangsu Co., Ltd (Beijing Branch) were pledged with restricted cash with balance of US$51,080 (RMB355,609) and US$8,280 (RMB54,026) as of December 31, 2019 and December 31, 2020, respectively. In April, 2021, the Company repaid the short-term borrowing from Bank of Jiangsu of RMB50,000.

**

Loan from SPD Silicon Valley Bank were pledged with restricted cash with balance of US$12,300 (RMB85,630) and US$12,564 (RMB81,981) as of December 31, 2019 and December 31, 2020, respectively. In April, 2021, the Company repaid the short-term borrowing from SPD Silicon Valley Bank of RMB80,000.

16.	Financial guarantee liabilities and financial guarantee assets

(i) Financial guarantee liabilities

The following table sets forth the financial guarantee liabilities movement activities for the years ended December 31, 2018, 2019 and 2020.

	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year	—	15,537	101,933
Fair value of financial guarantee liabilities upon the inception of new loans	44,549	493,799	56,810
Release of financial guarantee liabilities upon repayment	(21,397)	(407,403)	(138,483)
Contingent liabilities	(7,615)	—	—

Balance at the end of the year	15,537	101,933	20,260

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

16.	Financial guarantee liabilities and financial guarantee assets (Continued)

(ii) Financial guarantee assets, net

The financial guarantee assets, net consist of the following:

	December 31,
	2019	2020
	RMB	RMB
Short-term:
Short-term financial assets receivable	100,419	19,561
Allowance for credit losses	(9,045)	(992)

Short-term financial assets receivable, net	91,374	18,569

Long-term:
Long-term financial assets receivable	3,647	698
Allowance for credit losses	—	—

Long-term financial assets receivable, net	3,647	698

The movement of the allowance for credit losses for the years ended December 31, 2018, 2019 and 2020 consist of the following:

	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year	—	—	9,045
Additions/(Reversal)	—	12,527	(8,053)
Charge-offs	—	(3,482)	—

Balance at end of the year	—	9,045	992

17.	Debt instrument

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

The Group has determined that the warrant was a freestanding financial instrument as it was legally detachable and separately exercisable, and met the requirements for equity classification. Therefore, there were two components, the debt component for the loan agreement and equity component for the warrant in the transaction. Accordingly, the proceeds from issuance of the loan were allocated to the debt component and equity component based on the relative fair values of the debt instrument without the warrant and of the warrant itself at the time of issuance.

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

The Company recorded interest expense of RMB24,280, including the accretion of discount of RMB18,947, for the year ended December 31, 2020. In October 2020, the Company has fully repaid the debt instrument to Mantu in the amount of RMB100,000.

18.	Convertible loan

In October 2020, the Group entered into certain equity transfer agreements (the “Agreements”) with Ningxia Fengyin Enterprise Management Consulting LLP (“Ningxia Fengyin”) to obtain total equity interests of Yinchuan Chuanxi Technology Co., Ltd. (“Chuanxi Technology”), for total consideration of RMB400,000 (the “Consideration”).

The full Consideration must be paid within 20 days after the third anniversary of October 22, 2020 (the “Closing Date”). As part of the transaction, in October 2020, the Group issued a warrant (the “Warrant”) to Otov Alfa Holding Limited (the “Otov Alfa”), an entity designated by Ningxia Fengyin, to subscribe 320,036,576 class A ordinary shares of the Company at par value US$0.000125 per share (the “Warrant Shares”). The Warrant is exercisable immediately and will expire on the third anniversary of October 22, 2020. If the Warrant is exercised before its expiration date, the Group will be released from the obligation of paying corresponding portion of the Consideration. The un-released portion of the debt bears an annual interest rate of 8.75%, and the interest is payable quarterly. As of December 31, 2020, accrued interest was of RMB5,516.

Chuanxi Technology has no operation, it has only cash in the amount of RMB400,000 in its bank account. The acquisition of Chuanxi Technology was in substance to obtain a loan in the principal of RMB 400,000 at an annual interest of 8.75% that has a term of 3 years and is convertible to the Company’s class A ordinary shares. The Company obtained control of Chuanxi Technology as well as its bank account with balance of RMB 400,000 on October 22, 2020.

Since the Warrant is not detachable from the debt and is not a derivative, and no cash conversion features and beneficial conversion features are contained in the instrument, the debt and the Warrant were accounted as a liability equal to the proceeds received in entirety.

To secure the debt due to Ningxia Fengyin, on December 2, 2020, the Group pledged 100% equity interest of Ganzhou Aixin Network Micro Finance Co., Ltd, a subsidiary of the Group, to Ningxia Fengyin. The Group paid a transaction service fee of RMB 4,000 to Guangdong Huawen Industry Group Co., Ltd., a related party of the Group in November 2020.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

19.	Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	December 31,
	2019	2020
	RMB	RMB
Deferred service fee	67,485	6,890
Compensation payable related to guarantee obligation on borrowers’ defaults	21,912	—
Deferred government grants	19,000	14,000
Notes payable*	20,000	—
Professional and other service fees payable	11,746	9,791
Payroll Payable	7,209	4,213
Payables to individual investors and financial partners for collecting principal and interests on behalf of borrowers	—	6,677
Contingent investment consideration payable	4,728	7,995
Others	5,865	10,188

Total	157,945	59,754

*	Notes payable was pledged with restricted cash with balance of US$3,200 as of December 31, 2019.

20.	Non-controlling interests

In June 2019, Beijing Caissa International Travel Agency Co., Ltd. (“Beijing Caissa”) entered into an equity purchase agreement with Pintec Jinke to invest RMB20,151 in Myfin Insurance, a subsidiary of Pintec Jinke, and obtained 40% equity interest of Myfin Insurance. Since the Group retains control of Myfin Insurance, the investment from Beijing Caissa was accounted for as non-controlling interest.

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

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Effective January 1, 2008, the EIT Law in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment. High and new technology enterprises enjoy a preferential tax rate of 15% under the EIT Law. Beijing Hongdian is qualified as a “high and new technology enterprise” under the EIT Law and is eligible for a preferential enterprise income tax rate of 15%, for the period from 2016 to 2018. However, in 2019 and 2020 the Company did not apply for renewal as they did not expect to be profitable in the near future. Therefore, they are subject to an income tax rate of 25% in 2019 and 2020.

Sky City WFOE is qualified as a “high and new technology enterprise” under the EIT Law and is eligible for a preferential enterprise income tax rate of 15%, for the period from 2018 to 2020, so long as it obtains approval from the relevant tax authority and if it is profitable during the period. In addition, Sky City WFOE was qualified as an eligible software enterprise before the income tax year-end final settlement in 2019. As a result of this qualification, it is entitled to a tax holiday of a full exemption for the year ended December 31, 2019, in which its taxable income is greater than zero, followed by a three-year 50% exemption.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

21.	Taxation (Continued)

Pintec Beijing WFOE is qualified as a “high and new technology enterprise” under the EIT Law and is eligible for a preferential enterprise income tax rate of 15% for the period from 2018 to 2020, as long as it obtains approval from the relevant tax authority, and is profitable during the period, it could apply the income tax rate of 15%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” For the years ended December 31, 2018 and 2019, the Group did not have operations outside of the PRC, thus would not be subject to this tax. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the year ended December 31, 2020.

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

The following table sets forth current and deferred portion of income tax expense of the Company’s China subsidiaries, overseas subsidiaries, VIEs, and subsidiaries of the VIEs:

	For the year ended December 31,
	2018	2019	2020
Current income tax expense	42,610	19,231	2,281
Deferred income tax (benefit)/expense	(36,901)	(17,263)	46,915

Income tax expense	5,709	1,968	49,196

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

21.	Taxation (Continued)

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rates:

	For the year ended
	December 31,
	2018	2019	2020
Statutory income tax rate in PRC	25.00%	25.00%	25.00%
Tax effect of different tax rates in other jurisdictions	2.73%	(0.04)%	(0.01)%
Tax effect of unrecognized loss	5.29%	(0.09)%	0.00%
Tax effect of tax-exempt entities	429.86%	(5.84)%	(4.69)%
Tax effect of expired tax attribute carryforwards	0.00%	(0.01)%	(0.86)%
Tax effect of preferred tax rate	(93.64)%	5.40%	(1.55)%
Tax effect of R&D expense additional deduction	(87.93)%	0.67%	0.98%
Tax effect of non-deductible interest expenses	0.00	0.00	(1.92)%
Tax effect of goodwill impairment	0.00	0.00	(3.37)%
Tax effect of non-deductible expenses	56.73%	(0.29)%	1.82%
Tax effect of deferred tax effect of tax rate change	0.00%	0.40%	0.13%
Changes in valuation allowance	(265.59)%	(25.42)%	(35.45)%

Effective tax rate	72.45%	(0.22)%	(19.92)%

*	Tax-exempt entities represent entities entity incorporated in the Cayman Islands for which the statutory tax rate is zero.

As of December 31, 2019 and 2020, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2018, 2019 and 2020 the Company did not have any significant interest or penalties associated with uncertain tax positions.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

Jurisdictions other than Australia

	December 31,
	2019	2020
	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts and credit losses	263,383	241,248
Impairment of long-term investment	—	1,445
Deductible advertising fees	225	225
Net operating loss carry forwards	37,214	44,371
Guarantee liabilities	36,165	58,555
Deferred revenue from upfront assessment fee under 606	4,776	227
Accrued expenses	667	3,379

Subtotal	342,430	349,450
Less: valuation allowance	(260,002)	(347,240)

Total deferred tax assets, net	82,428	2,210

Deferred tax liabilities:
Intangible assets acquired in a business combination	(9,343)	(2,911)
Interest income from related parties	(8,410)	—

Total deferred tax liabilities	(17,753)	(2,911)
Net deferred tax asset/(liabilities)	64,675	(701)

Australia

	December 31,
	2019	2020
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	1,566	2,525
Total deferred tax assets, net	1,566	2,525

Deferred tax liabilities:
Intangible assets acquired in a business combination	(3,694)	(1,472)

Total deferred tax liabilities	(3,694)	(1,472)

Net deferred tax (liabilities)/assets	(2,128)	1,053

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

21.	Taxation (Continued)

Changes in valuation allowance are as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year	51,027	30,098	260,002
Additions	21,224	245,886	102,398
Reversals	(42,153)	(15,982)	(15,160)

Balance at end of the year	30,098	260,002	347,240

During the year ended December 31, 2018, Shanghai Anquying had achieved pre-tax profit for two consecutive years and was forecasted to be likely to continue achieving pre-tax profit in 2019. Approval from the relevant tax authorities for the deduction of the tax allowance on the provision for credit losses was obtained during the year ended December 31, 2018. As a result, the Group considered that the deferred tax assets related to provision for doubtful accounts and credit losses from Shanghai Anquying are more likely than not to be utilized in the future, and therefore concluded that the previously recognized valuation allowance for this subsidiary should be reversed in income statement as an income tax benefit (i.e. a credit of income tax expense).

As of December 31, 2019, the Group provided full valuation allowance of RMB229,170 for the deferred tax assets derived from the provision for credit losses related to Jimu Group and the impairment loss on a prepayment of a long term investment, which was considered and assessed by the Group that had a remote chance to be utilized in the future, either by subsequent collection or approval from the relevant tax authorities for the deduction of the tax allowance on provision for credit losses and impairment loss.

As of December 31, 2020, the Group provided full valuation allowance of RMB242,616 for the deferred tax assets from Shanghai Anquying, the net income of which dropped significantly during the year ended December 31, 2020 and the Group consider it more likely than not that Shanghai Anquying could not generate sufficient pre-tax profit in the next 5 consecutive years and the deferred tax assets will not be utilized in the future.

As of December 31, 2020, the Group had net operating loss carryforwards of approximately RMB222,717. As of December 31, 2020, the net operating loss carryforwards will expire, if unused, as follows:

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

21.	Taxation (Continued)

	Net operating loss carryforwards expiring by year
	2021	2022	2023	2024	2025	Total
Net operating loss carryforwards	7,736	33,489	58,388	58,034	65,070	222,717

22.	Share based compensation expenses

For the years ended December 31, 2018, 2019 and 2020, total share based compensation expenses allocated from Jimu Parent were RMB36,496, RMB22,434 and RMB3,712, respectively.

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

A summary of activities of the service-based share options granted to the employees of the predecessor operations of Pintec Business for the year ended December 31, 2020 is presented below:

	Options Outstanding	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (In years)	Average Intrinsic Value RMB
Outstanding as of December 31, 2019	811,643	0.99	5.88	—
Granted	—	—	—	—
Exercised	(652,967)	0.99	—	—
Forfeited	(69,623)	1.00	—	—

Outstanding as of December 31, 2020	89,053	1.00	4.92	—

Vested and exercisable as of December 31, 2020	85,348	1.00	4.92	—

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

For the years ended December 31, 2018, 2019 and 2020, share-based compensation expenses recognized associated with the service-based share options granted to employees of the predecessor operations of Pintec Business and allocated to the Company were RMB26,775, RMB21,125 and RMB3,383, respectively.

As of December 31, 2020, there was no unrecognized share-based compensation expenses related to the share options granted.

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

22.	Share based compensation expenses (continued)

The activities of the total restricted ordinary shares for the year ended December 31, 2020 are summarized as below:

	Number of shares	Weighted-Average Grant Date Fair Value (in US$)
Unvested at December 31, 2019	1,137,277	0.42
Granted	—	—
Vested	(112,367)	0.42
Forfeited	(656,292)	0.42

Unvested at December 31, 2020	368,618	0.42

For the years ended December 31, 2018, 2019 and 2020, share-based compensation expenses recognized associated with the restricted ordinary shares and allocated to the Company were RMB9,721, RMB2,055 and RMB329, respectively. As of December 31, 2020, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested service-based restricted ordinary shares was RMB1,020.

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

22.	Share based compensation expenses (Continued)

In 2018, the Company created a second share incentive plan (the “Second Plan”) under which the maximum aggregate number of shares which may be issued under the Second Plan shall initially equal to 2.0% of the total number of shares issued and outstanding as of the effective date, plus an annual increase on September 1 of each year during the ten-year term of this Second Plan commencing with September 1, 2019, by an amount equal to 2.0% of the total number of shares issued and outstanding on August 31 of each year. Share options under this plan may vest over a service period, performance condition or market condition, as specified in each award. Share options expire ten years from the grant date.

A summary of activities of the service and performance-based share options granted to the employees and directors of the Company for the year ended December 31, 2020 are presented below:

	Options Outstanding	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	(In years)	(RMB)
Outstanding as of December 31, 2019	5,577,759	0.1452	8.18	7,342
Granted	4,500,000	0.2876	—	—
Exercised	(2,084,418)	0.0568	—	—
Forfeited	(3,131,272)	0.2356	—	—

Outstanding as of December 31, 2020	4,862,069	0.2566	8.49	1,138

Vested and expected to vest as of December 31, 2020	4,862,069	0.2566	8.49	1,138
Exercisable as of December 31, 2020	3,657,290	0.3319	8.68	898

For the years ended December 31, 2018, 2019 and 2020, share-based compensation expenses recognized/(reversed) associated with share options granted by the company were RMB94,764, RMB(5,333) and RMB8,186 respectively. As of December 31, 2020, there was RMB1,268 of unrecognized share-based compensation, adjusted for estimated forfeitures, related to the share options granted to the Group’s employees and directors. The weighted-average grant-date fair value of options granted during the years December 31,2018, 2019 and 2020 were $1.2967, $0.2018 and $0.1599, respectively. The total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020, was nil, RMB46,558 and RMB2,365, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

22.	Share based compensation expenses (Continued)

The estimated fair value of option granted in 2018, 2019 and 2020 is estimated on the date of grant using the Binomial option-pricing model with the following assumptions:

	For the year ended December 31,
	2018	2019	2020
Expected volatility	31.92%~46.00%	38.78%~39.90%	40.61%~40.83%
Risk-free interest rate (per annum)	2.10%~3.19%	1.78%~2.13%	0.73%~0.87%
Exercise multiples	2.2	2.2	2.2
Expected dividend yield	0%	0%	0%
Expected term (in years)	3.8~10	10	5.5~6.25
Fair value of the underlying shares on the date of option grants (in US$)	1.28~1.59	0.07~0.55	0.11~0.18

The expected volatility at the grant date is estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk-free interest rate is estimated based on the yield to maturity of China treasury bonds at the option valuation date. Expected term is considering the contractual term of the option and the employee’s expected exercise term. The Group has not declared or paid any cash dividends and does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

23.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2019 and 2020:

Name of related parties	Relationship with the Group
Jimu Group (“the related party”)	An entity and its certain subsidiaries that have a high percentage of common shareholders with the Group.
BBAE Holdings Limited	An entity which has one common directors of the Board of Directors with the Group before August 22, 2019 who can significantly influence both the entity and the Group
BBAE Advisors LLC	An entity which is a wholly owned subsidiary of BBAE Holdings Limited
Beijing Liangduo Science and Technology Co. Ltd. (“Beijing Liangduo”)	An entity which the Group holds 18% equity interests
Changsha Liangduo Business Consulting Co., Ltd (“Changsha Liangduo”)	An entity which Beijing Liangduo Science and Technology Co., Ltd holds 100% equity interests

(a).    The Group entered into the following transactions with related parties:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
(i) Transactions recorded through statement of operations and comprehensive income/(loss)
- Cost and expenses allocated from the related party	48,687	24,994	3,712
- Service cost charged by the related party (1)	529,593	200,163	23,052
- Collection service fees charged by Beijing Liangduo and Changsha Liangduo	58,192	63,400	32,176
- Interest income from loans to the related party (4)	—	(43,156)	(31)
- Interest expense on borrowings from the related party (5)	4,094	213	—

(ii) Operating transactions
- Technical service fee collected by the related party on behalf of the Group (2)	—	(64,078)	—
- Payment for guarantee deposit to the related party (1)	—	(100,269)	(24,788)
- Loan interests collected from the related party (4)	—	3,310	—
- Borrowing interests paid to the related party (5)	(2,259)	(2,047)	—
- Share-based compensation awards to employees of the related party	—	(34,684)	3,471
- Collecting principal and interests from borrowers on behalf of the related party (7)	—	—	363,342
- Repayment of collecting principle and interests from borrowers on behalf of the related party (8)	—	—	(100,000)

(iii) Financing/Investing transactions
- Net cash advances (to)/from the related party (3)	(445,319)	(697,754)	293
- Principal of loans provided to the related party (4)	(52,048)	(137,000)	(40,000)
- Principal of loans collected from the related party (4)	52,048	122,000	40,000
- Principal of borrowings proceeds from the related party (5)	26,711	—	—
- Principal of borrowings repaid to the related party (5)	(32,150)	(23,831)	—
- Equity transfer consideration paid to the related party (6)	—	(23,000)	—
- Acquisition of Ganzhou Micro Finance from the related party (see - Note 4.(i))	—	(230,000)	—

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

23.	Related party transactions (continued)

(1) The Group entered into a strategic cooperation agreement with Jimu Group on December 31, 2017. Pursuant to the agreement, Jimu Group provided financial guarantee to the investors and charged the Group an asset management fee. The accumulative service fee due to Jimu Group of RMB959,073 was used to reduce the amounts due from Jimu Group pursuant to a series of offsetting agreements executed in July 2019.

The Group entered into an information service cooperation agreement with Jimu Group on July 19, 2019. Pursuant to the agreement, the Group provides guarantee to individual investors for loans that the Group has referred and funded through Jimu Group. The guarantee deposit cooperation was terminated on January 1, 2020. Service costs for the year ended December 31, 2020 were charged for the loans facilitated before January 1, 2020 pursuant to the termination agreement.

(2) As of December 31, 2019, the Group had balances of receivables from Yunnan Shiyin Financing Guarantee Co., Ltd. (“Yunnan Shiyin”), a third party, for technical service fees and consultancy fee collected on behalf of the Group from borrowers and other receivables of RMB7,495, RMB55,583 and RMB1,000, respectively. Yunnan Shiyin also carried out business with Jimu Group. Pursuant to the debtor-creditor relationship transfer agreement entered into between Yunnan Shiyin and Jimu Group dated December 31, 2019, the debtor of these balances was transferred from Yunnan Shiyin to Jimu Group in its entirety. The Group therefore reclassified the total outstanding balance of RMB64,078 to amounts due from related parties as of December 31, 2019.

(3) For the years ended December 31, 2018 and 2019, the Group made a series of cash advances in both U.S dollars and Renminbi to Jimu Group. In 2019, the Group and Jimu Group entered into a series of agreements to settle the accumulative net cash advance balances, and the unsettled balances were converted to a U.S. dollar-denominated loan with a principal balance of US$18,401 and an interest rate at 3.5% per annum, maturing on January 31, 2020 and a RMB denominated loan with a principal balance of RMB 154,598 with interest rate at 11% per annum, maturing on January 31, 2022.

(4) The Group provided short term loans to Jimu Group with no interest in 2018 and 2020 and with an interest rate of 7% per annum in 2019, respectively.

(5) The short-term and long-term borrowings from Jimu Group in 2018 bear interest rates of 12% to 12.13% per annum and matured in 2019. During the year ended December 31, 2020, there was no borrowings from Jimu Group.

(6) In 2019, the Group made payments of RMB13,000 to Jimu Group for settlement of equity interest acquired in connection with the Reorganization. The Group also paid RMB10,000 to Jimu Group to acquire 100% equity interest of Qilehui Credit Investigation Co., Ltd. (“Qilehui”). On August 31, 2020, the Group obtained 100% equity interest of Qilehui.

(7) The Company has played as a business counter-party with Jimu group including loan borrower referrals and collection channel. For purpose of repayments to Jimu Box’s online platform lenders, the repayments from borrowers in connection with the remaining loans funded by Jimu Box has been collected through the Company and repaid to Jimu Box’s online lenders through custody bank account of Jimu Group.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

23.	Related party transactions (continued)

(8) As the custody bank account of Jimu Group established for online lending platform business has been frozen following its insolvency and exit from online lending platform business in February 2020, in order to facilitate Jimu Box’s platform unwinding plan, the Company entered into an agreement with Jimu group, under which the Company was obligated to transfer principal and interest collected from the borrowers to the party designated by Jimu group for purpose of Jimu Box’s online borrowers repayments to lenders. In September 2020, the Company paid RMB100 million to the party designated by Jimu group according to the agreement and plan to do so for all collected amount of related loans.

(b).     Balances with related parties:

	As of December 31,
	2019	2020
	RMB	RMB
Amounts due from related parties – current:
Amounts due from Jimu Group	748,427	851,249
Amounts due from other related parties	64	30

Total current amounts due from related parties	748,491	851,279

Allowance for credit losses	(748,427)	(851,249)

Total current amounts due from related parties, net	64	30

Amounts due from Jimu Group – noncurrent	117,589	7,369

Allowance for credit losses	(107,589)	(7,369)

Total noncurrent amounts due from related parties, net	10,000	—

Amounts due to related parties – current:
Amounts due to Jimu Group	4,503	265,974
Amounts due to other related parties	5,688	5,445

Total	10,191	271,419

The movement of the allowance for credit losses for the years ended December 31, 2019 and 2020 consist of the following:

	For the year ended December 31,
	2019	2020
	RMB	RMB
Balance at beginning of the year	—	856,016
Additions	890,700	7,818
Charge-offs*	(34,684)	3,471
Foreign currency exchange differences	—	(8,687)

Balance at end of the year	856,016	858,618

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

23.	Related party transactions (Continued)

(b).    Balances with related parties (Continued):

As of December 31, 2019, except for the prepaid consideration for acquisition of Qilehui with an amount of RMB10,000, the Group determined that RMB748,427 of the current balance and RMB107,589 of the noncurrent balance due from Jimu Group were unrecoverable since Jimu Group was insolvent and in February 2020, Jimu Group announced its exit from online lending platform business pursuant to the relative regulations. There are significant outstanding balances on its platform unpaid to investors, which has priority over any other debts of Jimu Group including the balance due to the Group. As a result, a full provision was made to these balances in the year ended December 31, 2019. For the year ended December 31, 2020, the total amounts due from Jimu Group decrease by RMB7,398. The Group made additional provision of RMB7,818 for the year ended December 31, 2020.

*	The amount due from Jimu Group resulting from the share-based compensation awards to employees of Jimu Group was written off as of December 31, 2019 and 2020 as the Group waived this balance.

24.	Defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were RMB34,225, RMB29,936 and RMB10,613 for the years ended December 31, 2018, 2019 and 2020.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

25.	Loss per share

The basic and diluted loss per ordinary share for each of the years are presented as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2 (f)
Basic loss per ordinary share calculation:
Numerator:
Net income/(loss) attributable to Pintec Technology Holdings Limited shareholders	2,171	(905,895)	(293,935)	(45,048)
Accretion on Pre-IPO Preferred Shares redemption value*	(76,770)	—	—	—
Net loss attributable to ordinary shareholders	(74,599)	(905,895)	(293,935)	(45,048)

Denominator:
Weighted average ordinary shares outstanding-basic and diluted**	101,094,197	282,129,663	297,334,389	297,334,389

Loss per ordinary share basic and diluted	(0.74)	(3.21)	(0.99)	(0.15)

*	The accretion of the preferred shares in connection of the Reorganization is calculated as if these preferred shares had been outstanding since January 1, 2018.
**

For the years ended December 31, 2018, 2019 and 2020, the Pre-IPO Preferred Shares, convertible loans convertible into ordinary shares, restricted shares, share options and warrants were anti-dilutive and thus excluded from the calculation of diluted loss per share. The potential dilutive securities that were not included in the calculation of dilutive loss per share in those periods are 29,658,727, 23,228,585 and 64,198,232 respectively, for the years ended December 31, 2018, 2019 and 2020.

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

Operating lease commitment

The Group has entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as follows:

	Payment due by schedule
	Less than 1 year	1 - 2 years	2 - 3 years	More than 3 years	Total
Office rental	10,926	15,556	14,456	7,228	48,166

For the years ended December 31, 2018, 2019 and 2020, the Group incurred office rental expenses in the amounts of RMB14,250, RMB18,624 and RMB16,410, respectively.

Legal Proceedings

In September 2020, the Company and certain of its officers and directors were named in a putative shareholder class action lawsuit filed in federal court in the United States, captioned Yaroni v. Pintec Technology Holdings Limited, et al., No. 1:20-cv-08062-JMF (U.S. District Court for the Southern District of New York, Amended Complaint filed February 15, 2021). The complaint alleges, in sum and substance, that defendants made material misstatements and omissions in its Registration Statement in connection with the Company’s initial public offering in October 2018 in violation of the U.S. Securities Act of 1933. This case remains in its preliminary stages, and the Company cannot predict the timing, outcome or consequences of this class action.

Except for the above, we are not aware of any pending or threatened claims and litigation as of December 31, 2020 and through the issuance date of these consolidated financial statements.

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

a) Acquisition of Riche Bright Securities Limited

On April 9, 2021, the Group entered into an agreement to acquire all equity interest in Riche Bright Securities Limited (“RB”), a securities brokerage firm based in Hong Kong. RB is a registered securities dealer with the HK Securities and Futures Commission under a Type 1 license. In connection with the acquisition, the Company agreed to issue 35,000,000 non-voting ordinary shares (the “Consideration Shares”) to RB’s original shareholder as the consideration for the sale of RB’s equity interest. The Consideration Shares will be issued in reliance upon an exemption or exclusion from the registration requirement under Section 5 of the Securities Act of 1933, as amended.

b) Acquisition of Shenzhen Jishengtai Technology Co. Ltd

On April 12,2021, the Company entered into an agreement to acquire all of equity interest in Shenzhen Jishengtai Technology Co. Ltd (“JST”), a securities technology firm based in Shenzhen, China. JST internally designs and fully implements an end-to-end Broker Supplied System (BSS) for automatic order matching and execution of securities trading, which is the core backbone system of RB, a Hong Kong securities brokerage firm that the Company acquired on April 9, 2021. In connection with the acquisition, the Company agreed to issue certain non-voting ordinary shares (the “Consideration Shares”) to JST’s original shareholders as the consideration for the sale of JST’s equity interest. The Consideration Shares consists of a fixed base of 38,098,200 shares and an additional maximum of 45,098,200 shares, which is subject to downward adjustment based on certain performance targets of RB subsequent to its acquisition. The Consideration Shares will be issued in reliance upon an exemption or exclusion from the registration requirement under Section 5 of the Securities Act of 1933, as amend.

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

Condensed balance sheets (In thousands, except for share and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$ Note 2 (f)
ASSETS
Current assets:
Cash and cash equivalents	7,608	3,467	531
Prepayments and other current assets	224	352	54
Amounts due from subsidiaries of the Company	631,080	305,780	46,865

Total current assets	638,912	309,599	47,450

Non-current assets:
Long-term investments	13,445	—	—
Total non-current assets	13,445	—	—

TOTAL ASSETS	652,357	309,599	47,450

LIABILITIES
Current liabilities:
Amounts due to subsidiaries of the Company	444,316	415,572	63,690
Accrued expenses and other liabilities	10,531	12,010	1,841

Total current liabilities	454,847	427,582	65,531

Non-current liabilities:
Consideration payable for acquisition	7,982	954	146
Total non-current liabilities	7,982	954	146

TOTAL LIABILITIES	462,829	428,536	65,677

Commitments and contingencies (Note 26)
SHAREHOLDERS’ EQUITY (DEFICIT)
Class A Ordinary Shares (US$ 0.000125 par value per share; 348,217,505 shares authorized as of December 31, 2019 and 2020; 244,499,207 and 247,852,996 shares outstanding as of December 31, 2019 and 2020)	212	232	36
Class B Ordinary Shares (US$ 0.000125 par value per share; 51,782,495 shares authorized as of December 31, 2019 and 2020; 50,939,520 and 50,939,520 shares outstanding as of December 31, 2019 and 2020)	42	42	6
Additional paid-in capital	1,977,365	1,985,792	304,336
Accumulated other comprehensive income	42,890	19,913	3,052
Accumulated deficit	(1,830,981)	(2,124,916)	(325,657)

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	189,528	(118,937)	(18,227)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	652,357	309,599	47,450

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

Condensed statements of operations and comprehensive income/(loss) (In thousands)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2 (f)
Operating expenses:
Sales and marketing expenses	(11,137)	(2,772)	(3,182)	(488)
General and administrative expenses	(107,158)	(204,810)	(22,839)	(3,500)
Research and development expenses	(18,675)	(3,247)	(1,644)	(252)

Total operating expenses	(136,970)	(210,829)	(27,665)	(4,240)

Change in fair value of convertible loans	(9,553)	—	—	—
Equity in gain/(loss) of subsidiaries	141,454	(694,808)	(255,604)	(39,173)
Share of loss from equity method investments	(1,689)	(5,972)	(9,697)	(1,486)
Other income/(expense), net	8,929	(1,318)	(969)	(149)
Interest income from related parties	—	7,032	—	—

Income/(loss) before income tax expense	2,171	(905,895)	(293,935)	(45,048)

Income tax expense	—	—	—	—
Net income/(loss)	2,171	(905,895)	(293,935)	(45,048)

Other comprehensive income/(loss):
Foreign currency translation adjustments net of nil tax	30,173	11,876	(22,977)	(3,521)

Total other comprehensive income/(loss)	30,173	11,876	(22,977)	(3,521)

Total comprehensive income/(loss)	32,344	(894,019)	(316,912)	(48,569)

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

28.	Parent company only condensed financial information (Continued)

Condensed statements of cash flows (In thousands)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2 (f)
Net cash used in operating activities	(9,529)	(7,261)	(20,972)	(3,216)
Cash flows from investing activities:
Net cash advances (to)/from subsidiaries	(579,141)	(203,956)	74,238	11,377
Net cash advances to Jimu Group	(146,765)	—	—	—
Loan provided to a third party	(137,264)	—	—	—
Purchase of long-term investments	(19,259)	—	—	—
Collection of cash advance from Jimu Group	—	20,603	—	—
Collection of loan from a third party	—	135,296	—	—
Purchase of Infrarisk, net of cash acquired (Note 4)	—	(3,650)	(4,911)	(753)
Investment in a subsidiary	—	(5,196)	—	—

Net cash (used in)/provided by investing activities	(882,429)	(56,903)	69,327	10,624

Cash flows from financing activities:
Proceeds from issuance of convertible loans	21,730	—	—	—
Proceeds from issuance of Pre-IPO Preferred Shares	410,286	—	—	—
Proceeds from initial public offering and followed offering, net of underwriting discount and commissions	316,451	—	—	—
Proceeds from exercise of Share-based options	—	26	20	3

Net cash provided by financing activities	748,467	26	20	3

Effect of exchange rate changes on cash, cash equivalents	30,378	2,552	(52,516)	(8,046)

Net decrease in cash, cash equivalents	(113,113)	(61,586)	(4,141)	(635)

Cash and cash equivalents at beginning of the year	182,307	69,194	7,608	1,166

Cash and cash equivalents at end of the year	69,194	7,608	3,467	531