Form 20-F
period 2021-12-31
Pintec Technology Holdings Ltd
filed 2022-04-28
CIK 1716338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

For t
h
e transition period from

to

Commission file number:
001-38712

Pintec Technology Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
9/F Heng An Building
No. 17 East 3rd Ring Road
Chaoyang District, Beijing 100027
People’s Republic of China
+86 10 8564-3600
(Address of principal executive offices)

Victor Huike Li, Director and Chief Executive Officer
Telephone: +86 10 8564-3600
Email: Victor.li@pintec.com
9/F Heng An Building
No. 17 East 3rd Ring Road
Chaoyang District, Beijing 100027
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
As of December 31, 2021, there were 252,753,174 Class A ordinary shares and 50,939,520 Class B ordinary shares, par value US$0.000125 per share.
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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2
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

•
“we,” “us,” “our company,” “our,” or “Pintec” refers to Pintec Technology Holdings Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, its variable interest entities in China; and

•	“WFOE” or “WFOEs” refers to our wholly foreign-invested enterprises in China, including Sky City (Beijing) Technology Co., Ltd. and Pintec (Beijing) Technology Co., Ltd.

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
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our subsidiaries, our variable interest entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our consolidated affiliated Chinese entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and our variable interest entities in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ADSs.”
In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our variable interest entities, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Financial Information Related to Our Variable Interest Entities
The following tables provide the condensed consolidating schedules depicting the financial position, results of operations and cash flows for the parent, the consolidated VIEs, the WFOEs and an aggregation of other entities, eliminating intercompany amounts and consolidated totals (in thousands of RMB) as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021.
In these tables, “Parent” means Pintec Technology Holdings Limited. “VIEs” means Anquying (Tianjin) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd., and their subsidiaries that are pursuant to contractual agreements. “WFOEs” means Pintec (Beijing) Technology Co., Ltd and Sky City (Beijing) Technology Co., Ltd. “Other subsidiaries” means Sky city Hong Kong Limited and other subsidiaries.

	As of December 31, 2020
	Parent	VIEs	WFOEs	Other Subsidiaries	VIE- Elimination	Elimination Adjustments	Consolidated Total
Condensed Consolidating Schedule of Balance Sheets
Cash and cash equivalents	3,467	173,167	12,780	187,746	—	—	377,160
Restricted time deposits	—	1,213	—	136,007	—	—	137,220
restricted cash-non current	—	7,964	—	—	—	—	7,964
Financing receivables, net	—	73,618	—	—	—	—	73,618
Accounts receivables, net	—	47,795	478	2,706	—	—	50,979
Inter-group balance due from VIEs and subsidiaries	305,780	1,283,151	2,348,353	1,866,572	(1,283,151)	(4,520,705)	—
Other assets	352	136,687	45,892	568,845	-	(420,213)	331,563

Total Assets	309,599	1,723,595	2,407,503	2,761,876	(1,283,151)	(4,940,918)	978,504

Inter-group balance due to VIEs and subsidiaries	415,572	2,271,923	1,849,527	2,128,715	(2,271,923)	(4,393,814)	—
Amounts due to related parties	—	271,419	—	—	—	—	271,419
Convertible loan	—	—	—	400,000	—	—	400,000
Other liabilities	12,964	204,978	8,822	35,508	—	(3,237)	259,035

Total Liabilities	428,536	2,748,320	1,858,349	2,564,223	(2,271,923)	(4,397,051)	930,454

Total Pintec’s (Deficit)/Equity	(118,937)	(1,043,836)	549,154	49,777	988,772	(543,867)	(118,937)
Non-controlling interests	—	19,111	—	147,876	—	—	166,987

Total (Deficit)/Equity	(118,937)	(1,024,725)	549,154	197,653	988,772	(543,867)	48,050

	As of December 31, 2021
	Parent	VIEs	WFOEs	Other Subsidiaries	VIE-Elimination	Elimination Adjustments	Consolidated Total
Condensed Consolidating Schedule of Balance Sheets
Cash and cash equivalents	1,255	41,638	623	174,385	—	—	217,901
Restricted time deposits	—	1,468	—	—	—	—	1,468
restricted cash-non current	—	5,417	—	—	—	—	5,417
Financing receivables, net	—	92,772	—	4,999	—	—	97,771
Accounts receivables, net	—	36,620	180	54	—	—	36,854
Inter-group balance due from VIEs and subsidiaries	156,985	1,304,761	2,204,376	1,773,980	(1,304,761)	(4,135,341)	—
Other assets	181	129,334	141,229	625,032	—	(493,954)	401,822

Total Assets	158,421	1,612,010	2,346,408	2,578,450	(1,304,761)	(4,629,295)	761,233
Inter-group balance due to VIEs and subsidiaries	379,533	2,337,454	1,792,437	1,987,265	(2,337,454)	(4,159,235)	—
Amounts due to related parties	—	289,936	—	—	—	—	289,936
Convertible loan	—	—	—	400,000	—	—	400,000
Other liabilities	3,817	84,511	7,256	41,716	—	(974)	136,326

Total Liabilities	383,350	2,711,901	1,799,693	2,428,981	(2,337,454)	(4,160,209)	826,262
Total Pintec’s (Deficit)/Equity	(224,929)	(1,117,511)	546,715	7,189	1,032,693	(469,086)	(224,929)
Non-controlling interests	—	17,620	—	142,280	—	—	159,900

Total (Deficit)/Equity	(224,929)	(1,099,891)	546,715	149,469	1,032,693	(469,086)	(65,029)

The following amounts of our variable interest entities for the years ended December 31, 2019, 2020, and 2021 were included in our consolidated statements of operations and comprehensive loss and consolidated statements of cash follows after the elimination of intercompany balances.

	For the year ended December 31, 2019
	Parent	VIEs	WFOEs	Other Subsidiaries	VIE- Elimination	Elimination Adjustments	Consolidated Total
Condensed Consolidating Schedule of Results of Operations
Revenues	—	1,280,814	403,001	4,953	(7,871)	(395,661)	1,285,236
Cost of revenues	—	(756,506)	(7,721)	(1,387)	561	(4,635)	(769,688)
Operating expenses	(210,829)	(1,241,855)	(202,267)	(28,318)	398,798	40,488	(1,243,983)
Loss from operations	(210,829)	(717,547)	193,013	(24,752)	391,488	(359,808)	(728,435)
Other (expenses)/income	(258)	(218,511)	1,893	8,015	28,774	4,000	(176,087)
Share of loss from subsidiaries	(694,808)	—	—	—	—	694,808	—
(Loss)/income before income taxes	(905,895)	(936,058)	194,906	(16,737)	420,262	339,000	(904,522)
Income tax (expense) benefit	—	(4,995)	(61)	3,088	—	—	(1,968)
Net (loss)/income	(905,895)	(941,053)	194,845	(13,649)	420,262	339,000	(906,490)
Less: net loss attributable to non-controlling interests	—	(595)	—	—	—	—	(595)

Net (loss)/ income attributable to Pintec’s shareholders	(905,895)	(940,458)	194,845	(13,649)	420,262	339,000	(905,895)

	For the year ended December 31, 2019
	Parent	VIEs	WFOEs	Other Subsidiaries	VIE- Elimination	Elimination Adjustments	Consolidated Total
Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(7,261)	(112,642)	447,673	(152,691)	517,493	(517,493)	175,079
Net cash used in investing activities	(56,903)	(165,957)	(511,800)	(63,199)	—	259,157	(538,702)
Net cash provided by/(used in) financing activities	26	136,910	(12,711)	359,304	(50,004)	(209,153)	224,372
Effect of exchange rate changes on cash and cash equivalents	2,552	—	(162)	7,724	—	—	10,114
Net (decrease)/increase in cash and cash equivalents, and restricted cash	(61,586)	(141,689)	(77,000)	151,138	467,489	(467,489)	(129,137)
Cash and cash equivalents, and restricted cash at the beginning of year	69,194	239,946	79,614	321,287	—	—	710,041
Cash and cash equivalents, and restricted cash at the end of year	7,608	98,257	2,614	472,425	—	—	580,904

	For the year ended December 31, 2020
	Parent	VIEs	WFOEs	Other Subsidiaries	VIE-Elimination	Elimination Adjustments	Consolidated Total
Condensed Consolidating Schedule of Results of Operations
Revenues	—	358,605	80,857	21,700	(6,001)	(76,897)	378,264
Cost of revenues	—	(284,185)	(2,193)	(2,217)	19	2,802	(285,774)
Operating expenses	(27,665)	(201,177)	(98,827)	(53,576)	46,802	35,114	(299,329)
Loss from operations	(27,665)	(126,757)	(20,163)	(34,093)	40,820	(38,981)	(206,839)
Other (expenses)/income	(10,666)	(6,044)	(17,278)	9,796	30,892	(46,805)	(40,105)
Share of loss from subsidiaries	(255,604)	—	—	—	—	255,604	—
Loss before income taxes	(293,935)	(132,801)	(37,441)	(24,297)	71,712	169,818	(246,944)
Income tax (expense)/benefit	—	(50,676)	—	1,480	—	—	(49,196)
Net loss	(293,935)	(183,477)	(37,441)	(22,817)	71,712	169,818	(296,140)
Less: net loss attributable to non-controlling interests	—	(82)	—	(2,123)	—	—	(2,205)

Net loss attributable to Pintec’s shareholders	(293,935)	(183,395)	(37,441)	(20,694)	71,712	169,818	(293,935)

	For the year ended December 31, 2020
	Parent	VIEs	WFOEs	Other Subsidiaries	VIE-Elimination	Elimination Adjustments	Consolidated Total
Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(20,972)	480,790	(58,094)	(344,761)	(352,243)	352,243	56,963
Net cash provided by/(used in) investing activities	69,327	289,956	(710)	(157,510)	—	(8,444)	192,619
Net cash provided by/(used in) financing activities	20	(686,659)	65,209	326,348	20,000	(11,557)	(286,639)
Effect of exchange rate changes on cash and cash equivalents	(52,516)	—	3,761	27,252	—	—	(21,503)
Net (decrease)/increase in cash and cash equivalents, and restricted cash	(4,141)	84,087	10,166	(148,671)	(332,243)	332,242	(58,560)
Cash and cash equivalents, and restricted cash at the beginning of year	7,608	98,257	2,614	472,424	(9,647)	9,648	580,904
Cash and cash equivalents, and restricted cash at the end of year	3,467	182,344	12,780	323,753	—	—	522,344

	For the year ended December 31, 2021
	Parent	VIEs	WFOEs	Other Subsidiaries	VIE-Elimination	Elimination Adjustments	Consolidated Total
Condensed Consolidating Schedule of Results of Operations
Revenues	—	148,957	14,840	21,243	(1,074)	(10,726)	173,240
Cost of revenues	—	(82,240)	(1,845)	(8,648)	3,069	(56)	(89,720)
Operating expenses	(12,574)	(38,335)	(76,390)	(37,044)	8,800	686	(154,857)
Loss from operations	(12,574)	28,382	(63,395)	(24,449)	10,795	(10,096)	(71,337)
Other income/(expenses)	3,292	4,996	(2,976)	(25,234)	—	(10,689)	(30,611)
Share of loss from subsidiaries	(92,322)	—	—	—	—	92,322	—
(Loss)/income before income taxes	(101,604)	33,378	(66,371)	(49,683)	10,795	71,537	(101,948)
Income tax expense	(125)	(3,456)	—	(3,415)	—	124	(6,872)
Net (loss)/income	(101,729)	29,922	(66,371)	(53,098)	10,795	71,661	(108,820)
Less: net loss attributable to non-controlling interests	—	(1,491)	—	(5,600)	—	—	(7,091)

Net (loss)/income attributable to Pintec’s shareholders	(101,729)	31,413	(66,371)	(47,498)	10,795	71,661	(101,729)

	For the year ended December 31, 2021
	Parent	VIEs	WFOEs	Other Subsidiaries	VIE-Elimination	Elimination Adjustments	Consolidated Total
Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(11,840)	18,945	25,521	(64,808)	63,642	(63,642)	(32,182)
Net cash provided by/(used in) investing activities	14,952	(19,956)	(101,608)	(76,783)	—	63,931	(119,464)
Net cash provided by/(used in) financing activities	1	(132,810)	63,930	476	—	(63,931)	(132,334)
Effect of exchange rate changes on cash and cash equivalents	(5,325)	—	—	(8,253)	—	—	(13,578)
Net decrease in cash and cash equivalents, and restricted cash	(2,212)	(133,821)	(12,157)	(149,368)	63,642	(63,642)	(297,558)
Cash and cash equivalents, and restricted cash at the beginning of year	3,467	182,344	12,780	323,753	—	—	522,344
Cash and cash equivalents, and restricted cash at the end of year	1,255	48,523	623	174,385	—	—	224,786
Cash Flows Through Our Organization
We are a holding company with no business operations of our own. We conduct our operations primarily through our PRC subsidiaries and variable interest entities in China. As a result, our ability to pay dividends and to service any debt we may incur and pay our operating expenses principally depends on dividends paid by our PRC subsidiaries.
Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. For the years ended December 31, 2019, 2020 and 2021, no dividends were declared and paid by our PRC subsidiaries, and there is also no any present plan to pay any cash dividends in the foreseeable future.
Our VIEs may transfer cash to the relevant WFOE by paying service fees according to the exclusive technical services agreement. For the years ended December 31, 2019, 2020 and 2021, the total amount of service fees that VIEs paid to the relevant WFOE under the exclusive technical services agreement was RMB399.9 million (US$62.8 million), RMB77.7 million (US$12.2 million) and RMB8.8 million (US$1.4 million), respectively.
For the years ended December 31, 2019, 2020 and 2021, the cash flows that have occurred between our parent company, VIEs, WFOEs and subsidiaries are summarized as the following.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
	(in thousands)
Cash paid by parent company to equity owned subsidiaries	203,956	—	—
Cash received by parent company from equity owned subsidiaries	—	74,238	14,952
Cash paid by VIEs to equity owned subsidiaries	292,553	306,522	642,373
Cash received by VIEs from equity owned subsidiaries	617,552	819,348	584,159
Cash paid by WFOEs to equity owned subsidiaries	925,250	284,890	207,161
Cash received by WFOEs from equity owned subsidiaries	737,574	111,168	293,859
Cash paid by VIEs to WFOEs	1,293,019	184,078	18,199
Cash received by VIEs from WFOEs	2,272,237	91,442	18,369
Selected Financial Data
The following selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2019, 2020 and 2021 and selected consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
F-1.
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

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues:
Technical service fees	1,077,760	330,665	115,272	18,088
Installment service fees	187,359	42,707	16,949	2,660
Wealth management service fees and others	20,117	4,892	41,019	6,437
Total revenues	1,285,236	378,264	173,240	27,185
Cost of revenues: (1)
Funding cost	(51,759)	(16,525)	(583)	(91)
(Provision)/Reversal for credit losses	(33,942)	(45,090)	1,934	303
Origination and servicing cost	(290,398)	(100,760)	(94,186)	(14,780)
(Cost on)/Recover of guarantee	(193,426)	(100,347)	4,689	736
Service cost charged by Jimu Group-related party	(200,163)	(23,052)	(1,574)	(247)
Cost of revenues	(769,688)	(285,774)	(89,720)	(14,079)
Gross profit	515,548	92,490	83,520	13,106
Operating expenses : (1)
Sales and marketing expenses	(69,593)	(44,697)	(40,936)	(6,424)
General and administrative expenses	(1,095,311)	(147,753)	(88,111)	(13,827)
Research and development expenses	(79,079)	(37,521)	(22,714)	(3,564)
Impairment loss of goodwill and intangible assets	—	(69,358)	(3,096)	(486)
Total operating expenses	(1,243,983)	(299,329)	(154,857)	(24,301)
Operating loss	(728,435)	(206,839)	(71,337)	(11,195)
Loss from disposal of a subsidiary	—	—	(5,498)	(863)
Loss from equity method investments	(8,149)	(11,523)	—	—
Impairment on prepayment for long-term investment	(200,000)	—	—	—
Impairment loss on equity investment	—	(15,908)	—	—
Interest expenses, net	(19,017)	(34,332)	(32,453)	(5,093)
Other income, net	7,923	21,658	7,340	1,152
Interest income from related parties	43,156	—	—	—
Loss before income tax expense	(904,522)	(246,944)	(101,948)	(15,999)
Income tax expense	(1,968)	(49,196)	(6,872)	(1,078)
Net loss	(906,490)	(296,140)	(108,820)	(17,077)
Other comprehensive income/(loss)	11,876	(22,977)	(10,793)	(1,692)
Total comprehensive loss	(894,614)	(319,117)	(119,613)	(18,769)

(1)	Share-based compensation expenses are allocated in operating expense items as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Share-based compensation expenses included in
Cost of revenues	(250)	(18)	13	2
Sales and marketing expenses	(1,565)	(3,182)	(354)	(56)
General and administrative expenses	(12,785)	(7,054)	(2,370)	(372)
Research and development expenses	(3,247)	(1,644)	(1,082)	(170)

	As of December 31
	2019	2020	2021
	RMB	RMB	RMB	US$
Selected Consolidated Balance Sheets Data:
Cash and cash equivalent	102,755	377,160	217,901	34,193
Restricted cash	382,695	137,220	1,468	230
Short-term financing receivables, net	430,387	70,783	97,200	15,252
Current and noncurrent amounts due from related parties, net	10,064	30	5,455	856
Total assets	1,560,599	978,504	761,233	119,453
Short-term borrowings	320,000	130,000	—	—
Short-term funding debts	300,212	2,841	30	5
Current and noncurrent amounts due to related parties	10,191	271,419	289,936	45,497
Financial guarantee liabilities	101,933	20,260	13,736	2,155
Total liabilities	1,201,879	930,454	826,262	129,657
Total equity/(deficit)	358,720	48,050	(65,029)	(10,204)
Exchange Rate Information
Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 15, 2022, the noon buying rate was RMB6.3705 to US$1.00.

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary Risk Factors
Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:
Risks Relating to Our Business

•	We have a limited operating history, which makes it difficult to evaluate our future prospects.

•	Regulatory uncertainties relating to consumer finance in China could harm our business, financial condition and results of operations.

•	We face credit risks in most funding situations.

•	Limitations on credit enhancement may adversely affect our access to funding.

•	We may be deemed to operate a financing guarantee business by the PRC regulatory authorities.

•	The current arrangements with certain of our financial partners and borrowers may have to be modified to comply with existing or future laws or regulations.

•	Limitations on interest and fees that may be charged to borrowers may adversely affect our ability to collect fees.

•	Regulatory uncertainties relating to campus online lending may materially and adversely affect our business and results of operations.

•
Failure of other technology enablement platforms for the financial service industry or damage to the reputation of other platforms with similar business models may materially and adversely affect our business and results of operations.

•	The trading price of our ADSs is likely to be volatile due to publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China.

•	Our business has been and is likely to continue to be materially adversely affected by the COVID-19 pandemic.
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

•
Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ADSs.

•
We are subject to extensive and evolving legal system in the PRC, non-compliance
with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless.

•
The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

•
If the PCAOB, is unable to inspect our auditors as required under the Holdings Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.

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
We have a limited operating history. Dumiao, our lending solutions platform, was launched in June 2015. Our Hongdian and Polaris wealth management platforms were launched in September 2015 and June 2016, respectively. We have been operating our financial solutions business separately from Jimu’s peer-to-peer
funding business only since June 2015, and we have been operating our company substantially as a stand-alone company only since September 2016. We operate in China’s consumer finance and wealth management industries, which are rapidly evolving and may not develop as we anticipate. In addition, we commenced new offering of the small and medium enterprise (“SME”) technical services in 2021, which is also in a new field that is rapidly evolving. There are few established players and no proven business model yet in these new industries. The regulatory framework governing these industries is currently uncertain and rapidly evolving and is expected to remain uncertain for the foreseeable future. Our business partners and financial partners may have difficulty distinguishing our platforms, services and solutions from those of our competitors. As these industries and our business develop, we may modify our business model or change our platforms, services and solutions. These changes may not achieve the expected results and may have a material and adverse impact on our financial condition and results of operations.
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
Regulatory uncertainties relating to consumer finance in China could harm our business, financial condition and results of operations.
Our business may be subject to a variety of PRC laws and regulations governing financial services. The application and interpretation of these laws and regulations is ambiguous and may be interpreted and applied inconsistently between different government authorities. In addition, the PRC government is in the process of developing and implementing a regulatory framework to govern the consumer finance market. New regulations may be issued without clear guidance on how to interpret them, or without the implementing procedures necessary to enable us to comply with them. The result is a continually evolving regulatory environment where compliance and business planning is very challenging. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Loan Interest” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cooperation with Institutional Funding Partners” for more information on the regulations that affect or may affect our business at this time. We expect more regulations to continue to appear.

It is difficult for us to predict how our business might have to evolve under these changing circumstances to remain in compliance. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations on our business operations. However, if the PRC government adopts a more stringent regulatory framework for the consumer finance market in the future and imposes specific requirements (including capital requirements, reserve requirements and licensing requirements) on market participants, our business, financial condition and prospects could be materially and adversely affected. It may be costly for us to comply with applicable PRC laws and regulations. If our ability to continue our current practices were to be restricted, our access to funding may be materially constrained. In addition, some of our businesses are subject to licensing requirements. We currently hold internet micro lending license, fund distribution license, insurance brokerage license and enterprise credit investigation license in order to conduct the related businesses. Our current licenses have a limited term of validity, and upon expiration of the term, there is no guarantee that we will be able to renew such licenses on commercially reasonable terms or in a timely manner, or at all. New licensing requirements may be imposed on us in the future. If we are unable to obtain any licenses that may also be required in the future or if our practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be subject to other penalties as determined by the relevant government authorities.
We face credit risks in most funding situations.
We connect business partners and financial partners and enable them to provide financial services to users. As of December 31, 2021, almost all of the loans that we facilitated were funded by our self-owned financial partners (which are our subsidiaries/consolidated affiliated entities). Our goal is to act as a financial solutions provider and to reduce the credit risk we take on the loan products that we facilitate. However, independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. To address the market challenges, in 2019, we bore credit risk for a higher proportion of our funding than we did at the time of our initial public offering. Starting from 2020, aligned with our strategic shift of business focus towards providing digital-centric services, we have gradually reduced a significant portion of our technical services using a risk-sharing model, leading to relatively lower credit risk (without taking into account the impact of
COVID-19).
In 2021, we continued to adjust insurance models, expand the strengths of our brands, deepen our partner channels, vigilantly manage risk profile while enhancing our asset quality. Specifically, the reduction of risk-sharing loan facilitation business resulted in a decrease of off-balance
sheet loans facilitated in 2021. We may adjust our credit risk exposure from time to time in the ordinary course of business.
We provided credit enhancement through our subsidiaries or variable interest entities to a group of select financial partners. Starting from 2021, we ceased providing credit enhancement through trust structures. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Funding Sources and Credit Risk” for more details.
As of December 31, 2021, we had short-term financing receivables, net, of RMB 97.2 million (US$ 15.3 million) and long-term financing receivables, net, of RMB 0.6 million (US$ 0.1 million) on our balance sheet. We maintain a provision for credit losses based on delinquency levels and historical charge offs of the underlying on-
and
off-balance
sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk level of the borrowers. For each credit risk level, we estimate the expected loss rate based on the delinquency status of the financial assets to be within that level: current, 1 to 30 days past due, 31 to 60 days past due, 60 to 90 days past due, or 91 days or greater past due. These loss rates in each delinquency status are based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The expected loss rate of the specific delinquency status category within each risk level will be applied to the outstanding balances of the applicable financial assets within that level to determine the provision for credit losses for each reporting period. We had a reversal of provision for credit losses related to financing receivables of RMB 1.9 million (US$ 0.3million) for the year ended December 31, 2021, which was primarily attributable to the decrease of our on-balance sheet loans, and the collection of overdue loans in 2021 exceeds the provision for credit losses, resulting in a reversal for credit losses in 2021.
If we take credit risk and our credit assessment and risk management system are not effective, we may suffer material unexpected losses, which would harm our financial performance.

Limitations on credit enhancement may adversely affect our access to funding.
We historically provided credit enhancement through our variable interest entities for loans that we facilitated with certain financial partners commencing from the fourth quarter of 2017. However, the Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, and the Implementation Plans of Internet Micro Finance Companies both prohibit financial institutions from accepting credit enhancement services provided by institutions with no relevant qualifications. We cannot assure you that the arrangements between our subsidiaries and our financial partners would be deemed to be in compliance with those requirements. If we were no longer allowed to continue with our current business practices in this regard, we would need to make adjustments to ensure compliance with relevant laws and regulations, including securing qualified sources to provide credit enhancement services for the borrowers. However, it is uncertain whether our financial partners would accept such adjustments on commercially reasonable terms. We historically have cooperated with two independent guarantee companies to provide credit enhancement services to the end users of our financial partners. In our cooperation with these independent guarantee companies, they provide guarantees to the end users of our financial partners, but if they fail to perform their obligations to provide guarantees, we will, instead, provide supplementary guarantees to our financial partners. As of the date of this annual report, we were in cooperation with one of the aforementioned independent guarantee company, and we intend to fully cease providing credit enhancement through our variable interest entities for loans that we facilitated with any financial partners commencing from April 2022. We currently do not expect to cooperate with additional independent guarantee companies due to our strategic shift of business focus towards providing digital-centric services and optimizing our product matrix and organizational structure. Moreover, due to the lack of interpretation and implementation rules and the fact that the applicable laws and regulations are rapidly evolving, we cannot assure you that we would not be required to make further changes to our business model in the future. If any of the foregoing were to occur, our business, financial condition and results of operations could be materially and adversely affected.
We may be deemed to operate a financing guarantee business by the PRC regulatory authorities.
The State Council of China promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, effective October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantees to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee businesses. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate a financing guarantee business without such approval. If any entity violates these regulations and operates a financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$78,461) to RMB1,000,000 (US$156,922)
, and confiscation of any illegal gains, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.
In October 2019, the China Banking and Insurance Regulatory Commission, or the CBIRC, and eight other PRC regulatory agencies promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions, which became effective in October 2019 and was amended in June 2021. The Financing Guarantee Supplementary Provisions further clarify that institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee service, whether in direct form or disguised form, without the approval of the competent authorities. An institution that operates financing guarantee business without a financing guarantee business license shall be cancelled by the supervision and administration department in accordance with the regulations and the outstanding transactions of the unlicensed financing guarantee business shall be properly settled. In case any institution intends to continue its financing guarantee business, financing guarantee companies may be established in accordance with the Financing Guarantee Rules.
We historically have provided credit enhancement through our subsidiaries or variable interest entities for loans that we facilitate with certain financial partners. We intend to fully cease providing credit enhancement through our subsidiaries or variable interest entities for loans that we facilitated with any financial partners commencing from April 2022. Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules and what behavior would be deemed as “render any financing guarantee service in disguised form” is unclear. It is uncertain whether we would be deemed to operate a financing guarantee business because of the credit enhancement services we provide. If such credit enhancement services are deemed to be in violation of the Financing Guarantee Rules or the Financing Guarantee Supplementary Provisions, we could be subject to penalties and be required to change our business model in cooperation with our financial partners. As a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.

The current arrangements with certain of our financial partners and borrowers may have to be modified to comply with existing or future laws or regulations.
Circular 141 and the Implementation Plans of Internet Micro Finance Companies both prohibit third parties that cooperate with financial institutions and internet micro finance companies from directly charging any interest or fees to borrowers. In our cooperation with certain of our financial partners in the past, including micro finance companies and banks, we directly charged interest and fees to borrowers for loans funded by those financial partners. In response to Circular 141, we have gradually ceased this practice and as of December 31, 2021, we did not have any additional loans under which we charge borrowers directly. For purpose of repayments to Jimu Box’s online platform lenders, the repayments from borrowers in connection with the remaining loans funded by Jimu Box has been collected through us and repaid to Jimu Box’s online lenders through custody bank account of Jimu Group. As the custody bank account of Jimu Group established for online lending platform business has been frozen following its insolvency and exit from online lending platform business in February 2020, in order to facilitate Jimu Box’s platform unwinding plan, we entered into an agreement with Jimu Group, under which we are obligated to transfer principal and interest collected from the borrowers to the party designed by Jimu Group for purpose of Jimu Box’s online borrowers repayment to lenders. Circular 141 and the Implementation Plans of Internet Micro Finance Companies are subject to further interpretation, and detailed implementation rules may be promulgated in the future. We cannot assure you that our current fee arrangements would be deemed to be in compliance with existing or new interpretations or rules. In the event that we are required to modify the current fee arrangements with our financial partners again, our financial partners may be unwilling to cooperate with us to make those adjustments on commercially reasonable terms, or at all. If any of the foregoing were to occur, our business may be materially and adversely affected.
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
We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with maintaining the listing of our ADSs , and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure.
On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Regulations, which propose to require PRC companies and their overseas special purpose vehicles to file with the CSRC and meet compliance rules for their listing in overseas markets. We completed our initial public offering on the Nasdaq Global Market on October 24, 2018. It is uncertain when and whether we will be required to obtain permission from the PRC government to maintain our listing status on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded.

These draft regulations were released only for soliciting public comment as of the date of this annual report and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. As a result, we cannot predict their impact on our listing status, if any, at this stage, or guarantee that we will be able to satisfy the scrutinized and new regulatory requirements in case they were adopted. Pursuant to the press conference held by CSRC on December 24, 2021, according to the principle of lex prospect non respect
, the foresaid requirements in these draft regulations shall be currently applicable to the PRC companies and their overseas special purpose vehicles that seek to offer and list securities in overseas markets only, filing procedures of these already listed in overseas markets shall be arranged separately. As of the date of this annual report, the Draft Administration Regulations have not been formally adopted, we believe that our company, our PRC subsidiaries, and the variable interests entities, are currently not required to obtain permission from any Chinese authorities, and none of them has received any notice of denial of permission to list on the U.S. national exchange, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory body subsequently determines that we need to file with the CSRC or obtain the CSRC’s approval for any future offering of securities by us or to maintain the listing status of our ADSs, or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to file with or obtain approvals of the CSRC or other governmental bodies for any such offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any such offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we file with them, or obtain their approvals or clearances for any such offering or the listing of the ADSs, we may be unable to obtain a waiver of such regulatory requirements. Any uncertainties and/or negative publicity regarding such an approval or other requirements could have a material adverse effect on the trading price of the ADSs.
Failure of other technology enablement platforms for the financial service industry or damage to the reputation of other platforms with similar business models may materially and adversely affect our business and results of operations.
Any negative development in the technology enablement platforms for the financial service industry or related industries, such as bankruptcies or failures of other technology enablement platforms or online lending platforms, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected, potentially for a prolonged period of time. For example, a considerable number of troubled online lending platforms in China defaulted or collapsed or otherwise were shut down beginning in June 2018. Although these online lending platforms were not related to us, their failures adversely affected investors’ confidence in the consumer finance industry, resulting in a reduction in the availability of funding from individual investors. Consequently, our results of operations and profitability have been adversely affected by market conditions since July 2018. We had ceased facilitating loans through such technology enablement platforms in February 2020, and accordingly were exposed to less risks in this regard. Regulators in the PRC have required online lending platforms to reduce their overall loan volume, outstanding balance, and number of retail investors and borrowers. The consumer finance industry has been faced with difficulty with liquidity and growth. Many industry players have announced their exit or default, and many have begun to transition to other business models as the trial registration for online lending platform did not progress. Negative developments such as widespread borrower defaults, fraudulent behavior and the closure of other platforms may also lead to heightened regulatory scrutiny and limit the scope of permissible business activities that may be conducted, which may adversely affect our business and results of operations.

The trading price of our ADSs is likely to be volatile due to publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China.
The trading price of our ADSs is likely to be volatile and could fluctuate widely due to publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China. While we are not regulated as a financial service provider, we may be affected by PRC financial regulations as a result of the financial products on our platforms and our relationships with our financial partners. In addition, we may be associated with any negative publicity regarding those industries in which our financial and business partners operate. The tremendous growth of the consumer finance industry has recently led to the offering of commercially unreasonable products in the marketplace from certain market players with questionable business ethics and practices. The peer-to-peer
lending industry in China has experienced a number of defaults and bankruptcies since the summer of 2018, and a number of investors have lost significant sums of money as a result. The negative publicity has affected investor confidence and caused a sharp drop in loan volumes on peer-to-peer
lending platforms across the industry. In November 2019, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Guidelines on Transformation from Online Lending Information Intermediaries to Microcredit Company, pursuant to which online lending information intermediaries that conform to certain requirements may apply to transform to microcredit companies. The relevant transformation period shall not exceed one or two years in principle, depending on the outstanding business volume of and the terms of loans facilitated by such online lending information intermediaries. As a result of the foregoing, a number of Chinese companies operating in the consumer finance industry who have listed their securities in the United States experienced significant volatility and sudden price declines. In November 2020, the CBIRC and PBOC released the Interim Measures for the Administration of Network Microcredit Companies Business (Draft) to solicit public comments, seeking to tighten the online consumer finance industry. See “—Limitations on micro finance companies and online lending information intermediaries may adversely affect our access to funding.”
These laws and regulations have imposed stringent requirements on the operation of peer-to-peer
online lending platforms. Although how these requirements will be interpreted and implemented is still unclear, it is likely that more stringent laws and regulations will be issued and adopted to further regulate related businesses. As a result of the stringent and evolving regulatory environment, consumer finance industry in China is facing great challenges and shrinking in size. The regulatory environment of the consumer finance industry may continue to evolve in response to factors beyond our control. Any rumors of or perceived changes to the regulations, even if proven to be untrue or completely unrelated or inapplicable to our business, may cause wide fluctuations in the trading price of our ADSs, and in certain cases significant declines, which could result in substantial losses to investors. See also “—Risks Relating to Our ADSs—The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.”
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
Further, in December 2021, the PBOC, the MIIT, the Cyberspace Administration of China, the CBIRC, the CSRC, the SAFE and the China National Intellectual Property Administration jointly issued the Administrative Measures for Online Marketing of Financial Products (Draft), providing for a code of conduct for marketing cooperation between financial institutions and third-party internet platform operators. As of the date of this annual report, these draft regulations have not been adopted, and there exist uncertainties as to the interpretation of such regulations and their applicability to our business.

We generate a significant proportion of our revenues through a limited number of business partners.
We generate a significant proportion of our total revenues through a limited number of business partners. We generated 43.6%, 49.9% and 53.8% of our total revenues through cooperation with our top five business partners in 2019, 2020 and 2021, respectively. Our partnerships with these business partners are not on an exclusive basis. In addition, our contracts with them typically have a duration of one year, with most of which providing for automatic renewal. If these business partners change their policies, terminate their partnership or do not renew their cooperation agreements with us, our business and result of operations may be materially and adversely affected. If we are not able to expand into new verticals and increase penetration in existing verticals to increase the number of our business partners, retain our existing business partners or renew our existing contracts with major business partners on terms favorable to us, our results of operations will be materially and adversely affected.
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

Our business has been and is likely to continue to be materially adversely affected by the
COVID-19
pandemic.
Since the beginning of 2020, the outbreak of
COVID-19
has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China and globally. In addition, the Omicron variant and the Delta variant of
COVID-19
began to spread rapidly over the world in 2021 and affected our operations, the financial partners, business partners, borrowers and SMEs. Normal economic life has been sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is significant uncertainty as to the future progress of the pandemic. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition
of restrictions.
The
COVID-19
pandemic significantly impacted our operations and our business partners, particularly our business partners in the online travel agency and telecom industries. As a result of the pandemic and a series of challenges we encountered, including changes in market conditions, market regulations, external partners and management members, we continued to vigilantly manage risk profile while enhancing our asset quality, and accordingly our loan volume in 2021 decreased by 59% compared with 2020. We have taken measures in response to the outbreak to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees and cancelling business meetings and travel. Furthermore, in part in response to the challenges, we are now shifting our business focus by increasing the digital-centric services and substantially reducing our risk-sharing services.
The
COVID-19
pandemic may also affect our business, financial condition and results of operations for the full year 2022 to some extent. The extent to which this outbreak impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including new outbreaks of
COVID-19,
the severity of the disease, the success or failure of efforts to contain or treat the disease, and future actions we or the authorities may take in response to these developments.
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
In addition, changes in the competitive landscape of the China’s consumer finance and wealth management industries, as well as SME technical services industry, may affect our business. For example, our business partners and financial partners may accumulate more experience and develop more expertise in using our financial solutions, thus they may develop their own capabilities and forgo using the services provided by independent technology platforms such as ours.
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
Both Shanghai Anquying Technology Co., Ltd., formerly known as Anquying (Shanghai) Investment Consulting Co., Ltd., and Beijing Hongdian Fund Distributor Co., Ltd., or Beijing Hongdian, conduct value-added telecommunications businesses, for which they may be required to obtain value-added telecommunications service licenses regarding such value-added telecommunications businesses. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Value-added Telecommunication Service.” Failure to comply with the regulations relating to value-added telecommunications services may result in fines and other administrative sanctions. As suggested by Beijing Administration of Telecommunication, which is the competent regulatory authority of Beijing Hongdian, Beijing Hongdian does not need value-added telecommunications service licenses for its operation. However, the regulatory authorities may have wide discretion in the interpretation and enforcement of the laws and regulations regarding value-added telecommunications businesses and it is possible that the regulatory authorities may adjust their former interpretation and make new requirements so that Beijing Hongdian may have to obtain value-added telecommunications service license for its operations in the future. Shanghai Anquying Technology Co., Ltd. has applied for a value-added telecommunication service license for its website. As of the date of this annual report, neither Beijing Hongdian nor Shanghai Anquying Technology Co., Ltd.has obtained a license for its operations on its websites or mobile applications. There is a lack of further interpretations or explicit and detailed laws and regulations regarding the value-added telecommunications service license for a mobile applications provider. However, to the extent that the PRC regulatory authorities require value-added telecommunication service licenses to be obtained for the operation of our mobile applications, we may be subject to the sanctions described above if we do not obtain such licenses, and our business, financial condition and results of operations maybe materially and adversely affected.

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
In addition, we historically engaged in internet-based microcredit business through our subsidiary Ganzhou Aixin Network Micro Finance Co., Ltd. (formerly known as Ganzhou Jimu Micro Finance Co., Ltd.), or Ganzhou Aixin Micro Finance, which holds an internet micro lending license to operate small loan business. However, since the regulatory regime and practice with respect to network microcredit companies are evolving in recent years and subject to uncertainties, we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance,
nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain or renew the license. If we are unable to maintain or renew the microcredit license or obtain any other requisite approvals, licenses or permits, our business, financial condition and results of operations may be materially and adversely affected.
Jimu Group’s insolvency and inability to repay the loans we extended to it may cause us to be unable to meet our obligations as they come due, and we may not be able to obtain additional capital when desired, on favorable terms or at all.
Our consolidated financial statements have been prepared on a going concern basis. As of December 31, 2019, we had RMB748.4 million in current amounts due from Jimu Group and RMB117.6 million in non-current
amounts. Since Jimu Group became insolvent and announced its exit from the online lending platform business in February 2020, we determined that it was probable that the amounts due from Jimu Group were not collectible or recoverable. As of December 31, 2019, we made a provision of RMB856.0 million for the amount due from Jimu Group. We made an additional provision of RMB7.8 million for the year ended December 31, 2020, and a reversal of RMB6.7 million (US$1.1 million) for the year ended December 31, 2021. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group—Cash Advances and Loan Agreements” for more details. Although we anticipate that our current cash will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months, the loss of this capital may impair our ability to invest in facilities, hardware, software and technological systems, retain talent, or expand our business.
Our total current assets decreased from RMB720.9 million as of December 31, 2020 to RMB526.9 million (US$ 82.7 million) as of December 31, 2021. Due to the unpredictable nature of the capital markets and the industries in which we operate, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience unfavorable operating results. If adequate capital is not available to us as required, our ability to fund our operations, expand our business, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. In such an event, there may also be doubt as to our ability to continue as a going concern. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

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
As China’s consumer finance and wealth management industries, as well as the SME technical services industry, are new and the regulatory framework is also evolving, negative publicity about these industries and the market segments in which we or our business or financial partners operate may arise from time to time. Negative publicity about China’s consumer finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government is in the process of developing and implementing a regulatory framework to govern the consumer finance market. Any publicity about players in China’s consumer finance industry who are not in compliance with the new regulatory framework may adversely impact the reputation of the industry as a whole. Furthermore, any negative development or perception of the consumer finance industry as a whole, even if factually incorrect or based on isolated incidents or as result of conduct by other market players, could compromise our image, undermine our credibility and negatively impact our ability to attract new business and financial partners. Negative developments in the consumer finance industry, such as widespread customer defaults, fraudulent behavior, the closure of other online consumer finance platforms, or incidents indirectly resulting from any particular customer’s accumulation of large amounts of debt or inability to repay debt, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance platforms. For instance, there have been a number of reports since 2015 of business failures, accusations of fraud and unfair dealing regarding certain companies in the consumer finance industry in China. If users or business and financial partners associate our company with these companies, they may be less willing to engage in borrowing or funding activities on our platform. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

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
We are vigorously defending against the shareholder class action described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuit should our initial defense be unsuccessful. We filed a motion to dismiss on April 16, 2021 and the plaintiffs filed their opposition to the motion to dismiss on June 15, 2021. We submitted our reply brief on July 15, 2021. On April 25, 2022, the court granted our motion to dismiss the amended complaint in full and ordered the case closed. The plaintiffs have 30 days from the court’s order to file a notice of appeal. If the plaintiffs choose to file an appeal, we cannot predict the timing, outcome or consequences of such an appeal or of this class action if the court’s order of dismissal is vacated or reversed. We cannot guarantee that we will not be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle the lawsuit on unfavorable terms. Any adverse outcome of the lawsuit, including any plaintiffs’ appeal of the judgment, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operations, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day
operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

•	efforts by individuals or groups of hackers and sophisticated organizations;

•	cyberattacks on our internally built infrastructure;

•	vulnerabilities resulting from enhancements and upgrades to our existing solutions;

•	vulnerabilities in third-party infrastructure and systems and applications that our solutions operate in conjunction with or are dependent on;

•	vulnerabilities existing within newly acquired or integrated technologies and infrastructure;

•	attacks on, or vulnerabilities in, the many different underlying networks and services that power the internet that our solutions depend on, most of which are not under our control; and

•	employee or contractor errors or intentional acts that compromise our security systems.
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
Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.
The cybersecurity legal regime in China is relatively new and evolving rapidly, and their interpretation and enforcement involve significant uncertainties. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations in certain circumstances.
Network operators in China are subject to numerous laws and regulations, and have the obligations to, among others, (i) establish internal security management systems that meet the requirements of the classified protection system for cybersecurity, (ii) implement technical measures to monitor and record network operation status and cybersecurity incidents, (iii) implement data security measures such as data classification, backups and encryption, and (iv) submit for cybersecurity review under certain circumstances.
On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which imposes more stringent requirements on operators of “critical information infrastructure,” especially in data storage and cross-border data transfer.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, effective on February 15, 2022, which provides that certain operators of critical information infrastructure purchasing network products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. Given the Measures for Cybersecurity Review were recently promulgated, their interpretation, application and enforcement are subject to substantial uncertainties. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.
On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The CAC has solicited comments on this draft until December 13, 2021, but there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. The Draft Measures for Internet Data Security, if enacted as proposed, may materially impact our capital raising activities. Any failure to obtain such approval or clearance from the regulatory authorities could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if we need additional capital or financing.
The interpretation and application of these cybersecurity laws, regulations and standards are still uncertain and evolving, especially the Draft Measures for Internet Data Security. We cannot assure you that relevant governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.
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
Our ability to collect loans is dependent on the user’s continuing financial stability, and consequently, collections can be adversely affected by job loss, divorce, death, illness or personal bankruptcy. Our collection activities are highly automated, conducted through digital means such as payment reminder notifications in our app, reminder text messages, voice messages and
e-mails
and supplemented by direct phone calls. We generally refer the delinquent account to an outside collection agent. All of our collection efforts have been outsourced as of July 1, 2017, including to one service provider in which we own an 18.7% equity interest.
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
We refer delinquent accounts that are overdue to third party collection service providers, including one service provider in which we own an 18.7% equity interest. All of our collection efforts have been outsourced as of July 1, 2017. While we have implemented and enforced policies and procedures relating to collection activities by third-party service providers, if those collection methods are viewed by the users or regulatory authorities as harassment, threats or other illegal conduct, particularly in the case of a service provider in which we own an 18.7% equity interest, we may be subject to lawsuits initiated by the users or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven to be ineffective, we might not be able to maintain our delinquent loan collection rate, and the transaction volumes on our online consumer finance platform may decrease and our business and the results of operations could be materially and adversely affected.
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
In September 2019, Mr. Wei resigned from his position as chairman of the board of directors but remains on our board of directors. Mr. Jun Dong was elected as the new chairman of the board of directors and has been named as the acting chief executive officer for the duration of Mr. Wei’s absence. In August 2020, Dr. Victor Huike Li was appointed as chief executive officer and director of our company. Mr. Wei Wei tendered his resignation as our chief executive officer for health reasons, and Mr. Jun Dong resigned from his position as our acting chief executive officer as a result of Dr. Li’s appointment. Both Mr. Wei and Mr. Dong will continue to serve on our board of directors following their resignations from our management. In January 2021, Mr. Ziwei Zhang resigned from his position as our chief marketing officer for personal reasons. In January 2021, Mr. Jiacheng Liu resigned from his position as our independent director for personal reasons. Ms. Xueping Ning was appointed as a successor independent director to serve on our board of directors, replacing Mr. Liu. In August 2021, Mr. Steven Yuan Ning Sim resigned from his position as the chief financial officer for personal reasons. Mr. Victor Huike Li, director and chief executive officer of our company, was appointed as our acting chief financial officer until a suitable candidate for chief financial officer is identified. In January 2022, Mr. Wei Wei resigned from his position as our director for personal reasons. Mr. Tixin Li was appointed as a successor director to serve on our board of directors, replacing Mr. Wei. Any future changes in our management composition may disrupt our business operations, and our financial condition and results of operations may be adversely affected.
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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the year ended December 31, 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2021, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC. This material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.
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
If the PCAOB, is unable to inspect our auditors as required under the Holdings Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.
On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.
On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.
On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act. The bill, if enacted, would shorten the three-consecutive-year compliance period under the HFCA Act to two consecutive years. As a result, the time period before our ADSs may be prohibited from trading or delisted will be reduced.
On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the Holding Foreign Companies Accountable Act.
On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

Our current independent accounting firm, Marcum Bernstein & Pinchuk LLP, whose audit report is included in this annual report on Form 20-F, is headquartered in Manhattan, New York, and was not included in the list of PCAOB Identified Firms in the PCAOB December Release, However, given that all PCAOB-registered firms in China were included on that list, our ability to retain an auditor subject to PCAOB inspection and investigation may depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. Recent developments with respect to audits of China-based companies create uncertainty about the ability of Marcum Bernstein & Pinchuk LLP to fully cooperate with a PCAOB request for audit working papers without the approval of the Chinese authorities. Marcum Bernstein & Pinchuk LLP’s audit working papers related to us are located in China. More broadly, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.
In addition to the issues under the HFCA Act discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of the independent registered public accounting firm. Our current independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. However, as noted above, recent developments create uncertainty as to the PCAOB’s continued ability to conduct inspections of our independent accounting firm, Marcum Bernstein & Pinchuk LLP.
Our ADSs may be delisted under the HFCA Act if the PCAOB is unable to inspect auditors with presence in China for three consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
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
We maintain various insurance policies to safeguard against risks and unexpected events. Additionally, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees based in the PRC. Meanwhile, we provide supplemental commercial medical insurance for all of our employees based in the PRC. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain any property insurance policies covering equipment and other properties that is essential to our business operations, nor do we maintain business interruption insurance, general third-party liability insurance, product liability insurance or key-man
insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.
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
We are looking into opportunities to expand our platforms into regions outside of China. We have set up seven joint ventures or subsidiaries outside of China to offer our solutions in additional markets in conjunction with local partners.
In October 2017, we formed a joint venture named PIVOT Fintech Pte. Ltd. together with FWD Group and certain angel investors to provide robo-advisory services in Southeast Asia. In April 2018, we formed a joint venture named Avatec.ai (S) Pte. Ltd. together with United Overseas Bank Limited to offer credit services and solutions primarily in Southeast Asian countries. In addition, we set up Pintec Solutions Pte. Ltd. in Singapore in November 2018, which was subsequently renamed as “FT Synergy Pte. Ltd.,” and 85% of our equity interest in FT Synergy Pte. Ltd. was transferred out in around September 2021, while we kept the remaining 15% equity interests in FT Synergy Pte. Ltd. In April 2019, we acquired Infrarisk Pty Limited, an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process. In December 2021, we set up a wholly owned subsidiary Pintec Australia Pty Ltd in Australia, which holds 50.0% equity interest in Wagepay Pty Ltd, 50.0% equity interest in Janko Loans Pty Ltd, 15.56% of Leasgo Pty Ltd and 100.0% in Suppy Pty Ltd. Further, in January 2022, we acquired 25% equity interest in ZiiTech Pty Ltd, an Australia-based service provider which offers SMEs one-stop
financial solutions, which subsequently became a consolidated subsidiary of ours. See “Item 4. Information on the Company—A. History and Development of the Company.”
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
Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, as provided in the Special Management Measures for Foreign Investment Access (Negative List) (2021 version), foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with certain exceptions relating to
e-commerce
business, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Provisions on the Administration of Foreign Invested Telecom Enterprise. Under current PRC laws and regulations, foreign-invested companies engaged in the onshore insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises. Specifically, according to the Service Guide for the Establishment and Examination and Approval of Insurance Brokers, published by the CBIRC in September 2021, foreign shareholders of a Chinese Insurance Broker shall be (i) foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; and (ii) have total assets of more than US$200 million at the end of the year preceding the investment application in a Chinese brokerage business. However, on December 3, 2021, the Notice of the CBIRC General Office on Clarifying Relevant Measures for the Opening up of the Insurance Intermediary Market, or the Clarifying Notice, was released and provided that overseas insurance brokerage companies with actual business experience and complying with the relevant provisions of the CBIRC are allowed to invest in and establish insurance brokerage companies in China to engage in insurance brokerage business. The relevant requirements that an investor that intends to establish a foreign-funded insurance brokerage company in China shall have more than 30 years of business experience in any WTO member country, have established a representative office in China for two consecutive years and have total assets of not less than US $200 million in the year prior to the application shall no longer be implemented.
How these requirements will be interpreted and implemented is still unclear.
Our PRC subsidiaries and their subsidiaries may not in practice meet all the requirements of actual business experience. Therefore, even though the insurance brokerage industry falls within the permitted category under the Catalogue of Industries for Encouraging Foreign Investment and the Negative List, we opted for a variable interest entities structure instead of direct ownership. Myfin Insurance Broker Co., Ltd., or Beijing Myfin, a subsidiary of one of our variable interest entities, Pintec Jinke (Beijing) Technology Information Co., Ltd., or Beijing Jinke, has obtained the license for insurance brokerage issued by the Beijing Bureau of the CBIRC, which allows Beijing Myfin to conduct onshore insurance brokerage business within the territory of the PRC and will remain valid until June 2022. Current PRC regulations relating to foreign investments in the onshore insurance brokerage business in China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our onshore insurance brokerage business.

According to the Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors, any foreign shareholder of an independent fund distributor must be a financial institution established under the laws of the country or region where it is located and legally existing while having asset management or investment consulting experience, and the securities regulator of the country or region where it is located shall have executed a memorandum of regulatory cooperation with the CSRC or other institutions recognized by the CSRC, and maintains an effective regulatory cooperation relationship therewith. Our subsidiaries may not in practice meet all the requirements. As a result, it is difficult for our PRC subsidiaries or their subsidiaries, as foreign-invested companies and subsidiaries of foreign-invested companies to apply for a fund distribution license. Our variable interest entity Beijing Hongdian has obtained the license relating to the publicly raised securities investment fund distribution business issued by the CSRC, which allows Beijing Hongdian to conduct both publicly raised securities investment fund distribution business and privately-raised investment fund distribution business. Current PRC regulations relating to foreign investments in the fund distribution business in China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our fund distribution business, and the robo-advisory service business, in most cases, provided by Xuanji Intelligence (Beijing) Technology Co., Ltd. to Beijing Hongdian according to the business cooperation. For example, in October 2019, the CSRC issued the Notice on the Pilot Launch of Investment Advisory Business for Public Offered Securities Investment Fund, or the Pilot Notice, which provides specific guidance for the conduct of securities investment fund advisory business. Institutions shall file with the CSRC to operate securities investment fund advisory business and the CSRC shall form an expert evaluation committee to evaluate the pilot implementing plan and preparation work of the relevant institutions and decide the qualification of such institutions. In addition, the securities regulatory bureaus of Beijing have issued the Circular of Regulating Fund Investment Recommendation Activities, or the Recommendation Circular, in 2021, which requires that a fund sales agency shall not provide any investment recommendations for fund portfolio strategies without the fund investment advisory licenses. The Recommendation Circular further prohibits institutions from developing new business of making recommendations for fund portfolio strategies in violation of the requirements of the Pilot Notice. Specifically, they shall not display or launch new fund portfolio strategies, provide existing fund portfolio strategies to new clients, or allow existing clients to make additional fund portfolio strategy investments. Moreover, the Recommendation Circular sets different rectification timelines for institutions with and without fund investment advisory licenses. Although we have updated the Xuanji Intelligence Investment app to comply with the requirements of the Recommendation Circular to the best we can, including suspending (i) registration by new users and (ii) acceptance of funds from any existing users, we cannot guarantee you that we will not be subject to more similar rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times.
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
Our variable interest entities hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. Beijing Hongdian holds the license relating to the publicly raised securities investment fund distribution business. Beijing Myfin, a subsidiary of one of our variable interest entities, holds our license for insurance brokerage business. Under the contractual arrangements, our variable interest entities may not, and the shareholders of our variable interest entities may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event these shareholders breach these contractual arrangements and voluntarily liquidate our variable interest entities, or our variable interest entities declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially adversely affect our business, financial condition and results of operations. If our variable interest entities undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of
COVID-19
on the Chinese economy may continue in 2022. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.
The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. For example, the enforcement of laws and rules and regulations in China can change quickly with little advance notice and there are risks that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ADSs.
In particular, PRC laws and regulations concerning the consumer finance and wealth management industries, as well as the SME technical services industry, are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, and avoid conducting any noncompliant activities under the applicable laws and regulations, the PRC government authority may promulgate the other new laws and regulations regulating the consumer finance and wealth management industries, as well as the SME technical services industry, in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to consumer finance and wealth management, as well as the SME technical services. Moreover, developments in the consumer finance and wealth management industries, as well as the SME technical services industry, may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict wealth management platforms, online mutual fund distribution platforms and technology platforms enabling financial services provider like us, which could materially and adversely affect our business and operations.
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

Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ADSs.
As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•	Delay or impede our development,

•	Result in negative publicity or increase our operating costs,

•	Require significant management time and attention, and

•
Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products or services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ADSs.
We are subject to extensive and evolving legal system in the PRC, non-compliance
with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless.
PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities such as the use of variable interest entities and data security or anti-monopoly. The PRC government may adopt new measures that may affect our and the variable interest entities’ operations or may exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and we may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. Furthermore, as we may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us to conduct business, accept foreign investments, or be listed overseas.
Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On December 24, 2021, CSRC published both the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), requiring that for any “indirect offering and listing” of Chinese operating enterprises, the issuer shall designate a Chinese operating entity to complete the filing with and report relevant information to CSRC. As of the date of this report, both CSRC rules are still in draft form and have not come into effect. Upon finalization of the rules and their coming into effect, we could be required to pass the filing with CSRC in order to pursue our future follow-on
offerings. We thus cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

The occurrence of any of these events may materially and adversely affect our business and prospects and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to continue to offer securities to investors. In addition, if any of changes causes us unable to direct the activities of the variable interest entities or lose the right to receive its economic benefits, we may not be able to consolidate the variable interest entities into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.
The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on
offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on
offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after the completion of the follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. Theses draft measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.
There are substantial uncertainties as to whether these draft measures to regulate direct or indirect overseas offering and listing would be further amended, revised or updated, their enactment timetable and final content. As the CSRC may formulate and publish guidelines for filings in the future, these draft measures did not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on CSRC’s official website on December 24, 2021, the respondent CSRC official indicated that the proposed new filing requirement will start with new issuers and listed companies seeking follow-on
financing and other financing activities. As for the filings for other listed companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also pointed out that, if compliant with relevant PRC laws and regulations, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, the Q&A did not specify what would qualify as a “compliant VIE structure” and what relevant PRC laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the Special Administrative Measures, if a PRC company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis
, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.
In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Measures for Internet Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
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
COVID-19
continued to have a severe and negative impact on the Chinese and the global economy in 2021. Even before the outbreak of
COVID-19,
the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The Russia-Ukraine conflict and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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
Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our
PRC-based
employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on our
PRC-based
employees’ salaries based on the actual salary of each employee upon payment. As of the date of this annual report, we have made employee benefit payments and withheld individual income tax for all employees based in the PRC. However, as the interpretation and implementation of labor-related laws and regulations are still uncertain and evolving in China, with respect to the underpaid employee benefits, we may be required by the relevant governmental authorities to make additional contributions to these plans as well as to pay late fees and fines; with respect to the underwithheld individual income tax, we may be required by the relevant governmental authorities to make additional withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the aforementioned additional employee benefits and individual income tax, our financial condition and results of operations may be adversely affected.
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
Mr. Hao Dong, Mr. Yuyang Li, Mr. Wei Wei and Mr. Jun Dong, who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents, have completed the foreign exchange registrations in accordance with Circular 37. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of Circular 37. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, Circular 37. Failure by such shareholders or beneficial owners to comply with Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.
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
Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We have 252,789,098 Class A ordinary shares and 50,939,520 Class B ordinary shares outstanding as of March 31, 2022, including 218,608,138 Class A ordinary shares represented by ADSs. All of our ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The lockup agreement that our directors and executive officers and all of our pre-IPO
shareholders signed with the underwriters of our initial public offering expired on April 23, 2019, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of our ADSs on the Nasdaq Global Market has been low, so sales of even relatively small amounts of our ADSs in the public market could adversely affect the market price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
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

As of March 31, 2022, two of our three core founders, Mr. Jun Dong and Mr. Wei Wei, beneficially owned all of our issued Class B ordinary shares.
These Class B ordinary shares constitute approximately 16.8% of our total issued and outstanding share capital and 75.1% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
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

We believe our income from and assets used in the installment-sale business are treated as passive under the PFIC provisions. Based on our current income and assets and the value of our ADSs, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2021. Accordingly, U.S. Holders should consult their tax advisors regarding the advisability of making a mark-to-market
election (as described in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules”). Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may continue to be classified as a PFIC for our taxable year ending December 31, 2022. Under circumstances where revenues from our installment sale business or other activities that produce passive income increase relative to our revenues from activities that produce non-passive
income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending December 31, 2022 and in future taxable years.
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
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets.
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
We acquired control of Beijing Xinshun Dingye Technology Co., Ltd., or Xinshun Dingye, in January 2019. Xinshun Dingye became the major shareholder of Beijing Hongdian in January 2019. Xinshun Dingye is one of our variable interests entities and has executed new variable interest entity agreements with Beijing Hongdian.
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
On April 30, 2020, Pintec Beijing, Xuanji Intelligence (Beijing) Technology Co., Ltd., or Beijing Xuanji, and Beijing Xuanji’s two nominee shareholders entered into an agreement to terminate the variable interest entity agreements entered into during the Reorganization. Immediately after this termination agreement, pursuant to the equity interest transfer agreements, Beijing Xuanji’s two nominee shareholders shall transfer 80% and 20% of Beijing Xuanji’s equity interests to a third party and Shenzhen Xiaogang Technology Co., Ltd, or Shenzhen Xiaogang, respectively. The consideration for the 80% of Beijing Xuanji’s equity transfer to the third party was RMB24 million. Meanwhile, this third party entered into a two-year
concerted action agreement to vote in accordance with Shenzhen Xiaogang’s decision. The equity interest transfer agreements were subsequently cancelled. On June 1, 2020, the above parties entered into a supplementary agreement, pursuant which all the 80% of the equity interests in Beijing Xuanji to be transferred to the third party shall be transferred to Shenzhen Xiaogang, and Shenzhen Xiaogang shall purchase such equity interests at the consideration originally provided in the equity interest transfer agreements.
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
On April 9, 2021, we entered into an agreement to acquire all the equity interest in Riche Bright Securities Limited, or RB, a securities brokerage firm based in Hong Kong. RB is a registered securities dealer with the Securities and Futures Commission of Hong Kong under a Type 1 license. In connection with the acquisition, we agreed to issue 35,000,000 non-voting
ordinary shares to RB’s original shareholder as the consideration for the sale of RB’s equity interest. On April 12, 2021, we entered into an agreement to acquire all of the equity interest in Shenzhen Jishengtai Technology Co. Ltd., or JST, which is a securities technology firm based in Shenzhen, China and the backbone technology team of RB. In connection with the acquisition, we agreed to issue certain non-voting
ordinary shares, consisting of a fixed base of 38,098,200 shares and an additional maximum of 45,098,200 shares subject to downward adjustment based on certain performance target on RB, to JST’s original shareholders as the consideration for the sale of JST’s equity interest. On August 20, 2021, these two acquisitions were terminated by mutual agreement.
On May 7, 2021, we held an extraordinary general meeting of shareholders, or the 2021 EGM. At the 2021 EGM, the shareholders voted on two proposals including that: (i) our authorized share capital be changed to US$250,000, divided into 2,000,000,000 shares of a par value of US$0.000125 each, comprising of (i) 750,000,000 Class A ordinary shares, (ii) 250,000,000 Class B ordinary shares, and (iii) 1,000,000,000 shares of no specific class of a par value of US$0.000125 each, by the re-designation
of 1,000,000,000 authorized but unissued Class A ordinary shares as shares of no specific class; and (2) our Fourth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association. Both proposals were passed as resolutions.
On August 16, 2021, we entered into an investment agreement pursuant to which we agreed to invest a cash consideration of RMB 100 million for a minority interest in Beijing Xiao Benniao Information Technology Co., Ltd. (the “XBN”). Since the business performance of XBN was not satisfying, we terminated the investment in XBN on December 28, 2021. Pursuant to the termination of investment agreement, XBN transferred 100% interest equity of its subsidiary High Vision (Beijing) Network Technology Co., Ltd. (“High Vision”) with RMB100 million cash in bank and no other assets or liabilities to us. On January 10, 2022, we acquired 100% equity interest of High Vision.
In late August 2021, we expanded our technical services to focus on better empowering the small and medium enterprise (“SME”) ecosystem, by leveraging our advanced technology in big data, artificial intelligence, and cloud-based infrastructure. Specifically, we plan to utilize our “SaaS + Fintech” model as a total solution in order to accelerate the digitization of SMEs, encompassing technology-based credit services and solutions to the manufacturing process and operations of the SMEs. Part of this decision requires strategic review of our existing operations in order to optimize resource and talent deployment. As a result, we determined to restructure certain non-core
technical services, which require long-term investment but may generate negative earnings currently and in the foreseeable future, by transferring out 85% of our equity interest in FT Synergy Pte. Ltd. (“FT”) at nil consideration (the “Deconsolidation”). Upon the completion of this deconsolidation, the subsequent financial results of FT will no longer be included in our consolidated financial statements. We currently plan to focus on offering of comprehensive technology-based credit services and solutions to SMEs.
On December 9, 2021, we received notification from NASDAQ Listing Qualifications that we are not in compliance with the minimum bid price requirement set forth in Listing Rules for continued listing on the NASDAQ Stock Exchange as the closing price of our ADSs have been less than US$1 over a consecutive
30-trading-day
period. We are currently in compliance with all other NASDAQ continued listing standards. The NASDAQ notification does not affect our business operations or its Securities and Exchange Commission reporting requirements. In order to regain compliance with the NASDAQ minimum bid price requirement, we intend to implement a reverse split.

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

B.	Business Overview
Overview
We are a leading independent technology platform enabling financial services in China. We connect business partners and financial partners on our open platform and enable them to provide financial services to end users efficiently and effectively. We empower our business partners by providing them with the capability to add a financing option to their product offerings. We help our financial partners adapt to the new digital economy by enabling them to access the online population that they could not otherwise reach efficiently or effectively. Further, in 2021, we commenced the new offering of the small and medium enterprise(“SME”) technical services whereby we utilize our proven “SaaS + Fintech” model as a total solution in order to accelerate the digitization of SMEs, encompassing technology-based credit services and solutions to the manufacturing process and operations of these SMEs. We continue to deliver exceptional digitization services, and best-in-class
solutions with innovative technology, thus to solidify our partnerships, satisfy our clients.
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

We have rapidly expanded our scale and built a valuable, diverse and broad network of both business and financial partners since our inception to 2018. In 2019, we deepened our cooperation with certain business partners that have a large number of online visitors and high-quality end users. Our solutions combine diversity on both sides, enabling us to meet a wide range of needs and creating a strong network effect for our business and financial partners as well as for their users. In 2020, we optimized our product matrix by focusing on developing high-quality products with case scenarios for renowned business partners such as Ctrip and BestPay. In 2021, we expanded our technical services to focus on better empowering the SME ecosystem, by leveraging our advanced technology in big data, artificial intelligence, and cloud-based infrastructure. Specifically, we plan to utilize our “SaaS + Fintech” model as a total solution in order to accelerate the digitization of SMEs, encompassing technology-based credit services and solutions to the manufacturing process and operations of the SMEs. We believe that the optimization of our product structure has helped boost the overall quality of our partnership base and further incentivized financial institutions to cooperate with us through profit-sharing partnership models.
Our Business Partners
Our business partners include both online and offline businesses and both consumer-facing and business-facing ones. We cover a wide range of industry verticals including online travel, telecommunications, online education, SaaS platform, financial technology, internet search, and online classifieds and listings. We provide point-of-sale
lending solutions to 25 business partners, including BestPay. In addition, we provide personal installment lending solutions to 14 business partners, including Ctrip and BestPay, and SME lending solutions to 19 business partners. As of December 31, 2021, we provided wealth management solutions to 10 business partners, including Xiaomi. We also provided insurance solutions to 18 business partners, including Beijing Zhongxin Yibao Technology, Hainan xinduobao Technology and Jiangxi kuaixianbao Information Consulting. Several of our partners have adopted multiple types of solutions, and as we deepen our relationships with our partners, we expect more of them to do so. The extent of our cooperation ranges from channel partnership and user acquisition to end-to-end
full-service solutions. Because our business partners’ end users constitute the pool of potential borrowers for the loans that we facilitate, we are selective in our choice of business partners in order to maintain quality and manage risk.
Our Financial Partners
We had 127 financial partners as of December 31, 2021. These include 32 lending solutions partners, 77 wealth management partners and 18 insurance solution partners.
Lending solutions partners
Lending solutions partners provide the funds for the loans that we facilitate. Commencing from January 31, 2021, almost all of the loans that we facilitated have been funded by our self-owned lending solution partners (which are our subsidiaries/consolidated affiliated entities).
Jimu Box, which is the online consumer finance platform operated by Jimu Group, used to be the single largest funding source for loans facilitated through our platform since our inception to 2018. Jimu Box was the funding source for 24%, 4% and 0.19% of the outstanding loans facilitated through our platform as of December 31, 2019, 2020 and 2021, respectively. We have not been receiving any further funding from Jimu Box since February 15, 2020. Since then, we ceased cooperating with any other online consumer finance platforms.
For our relationship with Jimu Box and the Jimu Group in general, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.”
Historically, a number of financial partners provided funding directly to borrowers for loans that we facilitated, including Bank of Hangzhou Consumer Finance Company, Fullerton Credit and Orange Finance. Financial partners providing non-structured
direct funding were the funding source for 62%, 83% and 65% of the outstanding loans facilitated through our platform as of December 31, 2019, 2020 and 2021 respectively. Ganzhou Aixin Micro Finance, a licensed micro finance company which we acquired from Jimu Group in March 2019, also provides financing for loans. We have also entered into strategic business cooperation with Fullerton Credit, a group of micro loan companies wholly owned by Fullerton Financial Holdings Pte. Ltd.

We have historically worked with a variety of financial partners on trusts and other structured finance since 2017.
In 2020, we worked with Yunnan Trust on trusts and other structured finance. Trusts and other structured finance were the funding source for 11%, nil and nil of the outstanding loans facilitated through our platform as of December 31, 2019, 2020, and 2021, respectively. The trusts are administered by third-party trust companies, and they invest in personal and business installments loans that we recommend. We purchased subordinated tranches to provide credit support. The financing receivables due from the borrowers of the personal and business installment loans and the loan payables to the third party investors of the trust units were recorded on our balance sheet as financing receivables and funding debts, respectively. Trusts and other structured finance were an important source of funding for us in 2018 and 2019. We ceased working with any financial partners on trusts and other structured finance in 2021. Commencing from May 2020, we ceased using trusts and other structured finance as the funding source for the loans we facilitated.

The table below sets forth the funding from different types of financial partners for our lending solutions in terms of outstanding loans as of December 31, 2019, 2020 and 2021.

	As of December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Online consumer finance platform	801,676	24.3%	21,141	3.6%	409	64	0.19%
Non-structured direct funding	2,041,729	61.8%	488,823	82.9%	143,049	22,448	65.09%
Trusts and other structured finance	359,981	10.9%	20,573	3.5%	19	3	0.01%
Unsecured general loan and others	98,511	3.0%	59,147	10.0%	76,305	11,973	34.71%

Total	3,301,897	100.0%	589,684	100.0%	219,782	34,488	100.0%

Wealth management solutions partners
Our wealth management financial partners provide various mutual fund products and asset management products, accessible from our and our business partners’ platforms. We enable our wealth management financial partners to distribute those products to the user bases of our business partners. Our 77 wealth management financial partners include such well-known names in China as Guangfa Asset Management, Guotai Asset Management and Penghua Fund Management.
We distributed RMB1,466.2 million, RMB509.3 million, and RMB959.6 million (US$150.6 million) of wealth management products as measured by total value in 2019, 2020 and 2021, respectively, by means of our wealth management solutions. We provide financial solutions that enable our financial partners to efficiently expand the scope of their products and services and extend them to a wider user base.
End Users
Most end users are the customers of our business partners who have borrowed loans, invested in wealth management products or purchased insurance products from our partners through one of the solutions that we provide to our partners. We also have a small number of end users who have come to us through word of mouth and access loans from our lending solutions partners. We refer to those end users who borrow loans from our lending solutions partners utilizing one of our lending solutions as borrowers, and those end users who invest in financial products offered by our wealth management solutions partners utilizing our wealth management solutions as investors.
Borrowers
We facilitate loans by our lending solutions partners primarily to individuals and small and medium enterprise(“SME”). We apply advanced credit assessment models to profile loan applicants and allocate the approved cases to our lending solutions partners according to their risk appetite. We are also expanding our lending solutions to help our lending solutions partners target SMEs and their owners. From our inception through December 31, 2021, we have facilitated a cumulative total of approximately RMB49.1 billion (US$7.7 billion) in loans by our lending solutions partners. The cumulative number of borrowers who have utilized the solutions we provide to our lending solutions partners has grown to close to 15.6 million as of December 31, 2021.

A geographically diverse set of borrowers stretching across 517 cities and counties in China have borrowed loans from our lending solutions partners using our solutions. The top three cities in terms of borrowers accounted for only approximately 4.1% of all such borrowers as of December 31, 2021. Approximately 52.1 million individuals have registered on our system with their name, government-issued identification number and mobile phone number. According to the information provided to us by these individuals, approximately 46.0% are between the ages of 22 and 30 and another 22.0% are between the ages of 30 and 35.

Investors
By our self-owned partners (which are our subsidiaries/consolidated affiliated entities) and our business partners to offer and distribute mutual fund products to their investors. As of December 31, 2021, over 306,000 cumulative retail investors on Hongdian and Polaris had made transactions on our platforms, with an average amount under management of over RMB4,600 (US$721.8) per user compared to that of RMB1,054 as of December 31, 2020, primarily due to the increasing market awareness and recognition of wealth management products as an effective means of investment for retail investors, which in turn was primarily attributable to (i) the further institutionalization and internationalization of Chinese stock markets, in particular China’s A shares market, and (ii) the successful promotion and marketing of wealth management products among retail investors.
Our Financial Solutions
We offer six types of solutions that are tailored to the needs of our business and financial partners:
point-of-sale
installment loan, personal installment loan, business installment loan, international installment loan, wealth management and insurance. These solutions and services in turn serve the credit needs and investment demands of our partners’ users. We implement these solutions through a comprehensive set of modules that can be seamlessly integrated with the operations and systems of our business partners and financial partners through application programming interfaces, or APIs, and software development kits, or SDKs. Our partners can adopt our solutions to provide financial services as a white label solution, through co-branding
or under our own brands, allowing them to leverage our expertise while focusing on their own core businesses.
Point-of-sale
Financing Solutions
We offer
point-of-sale
financing solutions to our business partners on their platforms or on our own platform under the “Dumiao” brand.
Our
point-of-sale
financing solutions enable our business partners to make installment purchase loans available to their customers. Our point-of-sale
lending solutions facilitate the purchase of online travel products and services such as air tickets and hotel room reservations on travel sites such as Qunar and Ctrip, and mobile devices and services such as BestPay provided to China Telecom’s customers. Our business partners typically integrate our lending solutions in the payment stage of a transaction, offering end users installment payment options when they satisfy our pre-screening
procedures and certain criteria stipulated by our business partners. An end user who selects the installment payment option is guided through the application process and can use the approved credit line to finance his purchase from our business partner. End users have the option to choose different combinations of terms which are agreed with our business partners, and our system will automatically calculate monthly payments and service fees. In 2019, 2020 and 2021 the total volume of point-of-sale
installment loans we facilitated was approximately RMB2.4 billion, RMB0.3 billion, and RMB25.6 million (US$4.0 million), respectively. Our point-of-sale
lending solutions function as a virtual credit card featuring a one-month
interest free period and flexible installment terms. We believe such features are attractive to end users and enhance user experience. The weighted average APR for point-of-sale
installment loans outstanding more than a month was 11.5% of the principal amount in 2021. The application process of point-of-sale
installment loan products are easy and simple, supported by intuitive user interface. The following are screenshots of the application process for Qunar point-of-sale
installment loans.

Personal Installment Loan Solutions
We offer personal installment loan solutions to our financial and business partners on our business partners’ platforms. Our personal installment loan solutions enable our business partners to make unsecured personal credit available to their customers. All loans are funded by our lending solutions partners and end users access the loans through the mobile apps or websites of our business partners. We help our lending solutions partners determine the amount of the credit line for each customer based on the result of our credit assessment. The initial credit line is typically between RMB500 (US$78) and RMB100,000 (US$15,692). As end users start building their credit history with us, they will gradually get access to higher credit lines and more favorable credit terms. Normally, each drawdown on the credit line must be individually approved, but we can provide solutions to our lending solutions partners that permit end users to draw down multiple loans without additional approval as long as the aggregate outstanding balance of the loans does not exceed the approved credit limit. The loan proceeds are transferred to the user’s bank account when the loan is drawn down. We charge our financial partners technical service fees. In 2021, approximately 60,586 customers were approved for personal installment loan credit lines with an average credit limit of approximately RMB8,117 (US$1,274) through solutions that we provided to lending solutions partners. The aggregate amount of credit lines approved was RMB60.3 billion, RMB60.3 billion and RMB61.9 billion (US$9.7 billion), respectively, and the amount outstanding was RMB2.2 billion, RMB0.3 billion and RMB132.9 million (US$20.9 million) as of December 31, 2019,2020 and 2021, respectively.
We stopped facilitating offline personal installment loans in the fourth quarter of 2018.
Business Installment Loan Solutions
We offer business installment loan solutions to our business partners on their platforms or on our own platform. Our business installment loan solutions enable our business partners to arrange financing for their customers. These business partners are typically online platforms that provide goods and services to sole proprietors and to SMEs and possess significant data about their customers which can aid credit assessment. These borrowers include both online merchants and owners of traditional enterprises in various industries such as manufacture, retail and wholesale, dining, transportation and other service industries. Such businesses usually have annual sales turnover up to RMB70 million (US$11 million). Loans are intended to be used for business purposes such as to expand operations, purchase inventory or meet day-to-day
operational cash flow needs. The business installment loan products are unsecured and repayable in installments ranging from three months to 24 months, with loan size ranging from RMB1,000 (US$157) to RMB1,000,000 (US$156,922). Because we build our end-to-end
solution and credit assessment system for business installment loans specifically to evaluate SME creditworthiness on the basis of our massive big data storage, an application is typically approved within 15 minutes, as compared to a few days or weeks by traditional financial institutions. The total volume of business installment loans we facilitated was approximately RMB781.6 million, RMB122.8 million and RMB76.7 million (US$12.0 million) for the years ended December 31, 2019,2020 and 2021, respectively.
We also provide loan solutions to SMEs. In June 2021, we established an offline team that dedicate to providing loan solutions to the SMEs. We generally source our SME customers offline, and assess their financial needs and conduct due diligence on-site.
We also evaluate the SME customers’ credit profile online based on our big data analytic capabilities to determine their credit worthiness. If the loan application is approved, our self-owned lending solution partners (which are our subsidiaries/consolidated affiliated entities) would provide funds to the SME customers on an average term of 12 months, which term generally shall not exceed 18 months. Proceeds from such loans shall be applied for operational purposes. For the years ended December 31, 2020 and 2021, loans provided for SMEs amounted to approximately RMB52 million and RMB124.0 million (US$19.5 million), respectively.
The table below sets forth certain information about the loans we have facilitated in 2021.

	Point-of-sale Installment Loans	Personal Installment Loans	Business Installment Loans
Loans facilitated	RMB25.6million (US$4.0 million)	RMB644.6million (US$101.2 million)	RMB76.7 million (US$12.0 million)

Outstanding loans as of December 31, 2021	RMB28.8 million (US$4.5 million)	RMB132.9 million (US$20.9 million)	RMB51.0 million (US$8.0 million)

Loan size	RMB1,000 to RMB50,000 (US$156.9 to US$7,846.1)	RMB1,000 to RMB200,000 (US$156.9 to US$31,384.4)	RMB1,000 to RMB1,000,000 (US$156.9 to US$156,921.8)

Average loan size (1)	RMB923.6 (US$144.9)	RMB7,490.0 (US$1,175.3)	RMB148,135.1 (US$23,245.6)

Loan term	1 to 24 months	3 to 12 months	3 to 24 months

Average loan term (2)	24 months	7 months	11 months

Weighted average APR (3)	11.5%	17.1%	13.3%

(1)	Average loan size is calculated as the total amount of loans facilitated in the period divided by the total number of loans facilitated in the period.

(2)	Average loan term is weighted by the amount of loans that originated in the relevant period; only the amount of loan at the origination was considered for this purpose.
(3)
APR is the annualized percentage rate of
all-in
interest costs and fees to the borrower over the net proceeds received by the borrower. Weighted average APR is weighted by loan origination amount for each loan originated in the period. We do not charge any interest fees to customers who select a one-month
loan term for our
point-of-sale
installment loans and these loans are excluded from the calculation o f weighted average APR for point-of-sale
installment loans.

International Installment Loan Solutions
We offer international installment loan solutions through our own platforms, including Wagepay and Janko. Based on our big data and
AI-driven
risk control modeling capabilities, we can automatically perform credit worthiness assessment, bank flow analysis and process real-time payment, providing our customers with more efficient and lower cost digital credit services and further the advancement of financial inclusion in Australia. We are still looking for opportunities to expand our platforms beyond China.
Wealth Management Solutions
Our wealth management solutions include product distribution and robo-advisory modules.
Hongdian fund distribution solution.
Our Hongdian solution enables our partners to offer and distribute mutual fund products to their customers, either under our Hongdian brand or as a white label solution. Registered end users can select a variety of mutual fund products through our platform’s website and mobile applications or our partners’ platforms, which are sourced from our financial partners. All of the mutual fund products that are available to retail investors on Hongdian are publicly listed for trading in China and are regulated by the CSRC. As of December 31, 2021, we had partnered with 77 fund management companies and listed over 5,230 different mutual fund products on Hongdian.
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
We charge investment management fees and portfolio rebalancing fees to users. As of December 31, 2021, we had facilitated transactions for approximately over 306,000 cumulative unique investors through our wealth management solutions with a cumulative transaction amount of RMB10.40 billion, as compared to over 300,000 cumulative unique investors and a cumulative transaction amount of RMB8.4 billion as of December 31, 2020. As of the date of this annual report, we had ceased obtaining new customers for our Polarais robo-advisory solutions.

Insurance Solutions
Myfin insurance solution.
We launched our Myfin solution in July 2016. Myfin enables our partners to offer and distribute insurance products to our users. We are still in the early stages of developing this business. We had insurance premiums of RMB406.8 million (US$63.8 million) and served 310 thousand end users in 2021, as compared to insurance premiums of RMB7.3 million and 324 thousand end users in 2020. As of December 31, 2021, we provided insurance solutions to 18 insurance companies, as compared to 11 insurance companies as of December 31, 2020. We used to solicit businesses for our insurance solutions primarily through cross-selling through retail credit channels. In 2020, we have strategically shifted to follow a market-oriented approach in promoting our insurance solutions instead of relying on cross-selling and have experienced a decline in related revenues. In 2021, our revenues from provision of insurance solutions increased as compared to that of 2020, primarily attributable to our efforts to continuously improve and diversify our product offerings as well as our marketing strategies. We believe that, along with our efforts in enriching Myfin’s key features and use cases, our insurance solutions will grow substantially in 2022. We operate Myfin through our variable interest entity Beijing Myfin, a subsidiary of which possesses an insurance brokerage license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Insurance Brokerages.”

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
We
have a variety of access points to our services, including directly on our business and partners’ platforms and through our mobile website. Some of our business partners only have limited acquisition channels with high acquisition costs and are unable to accurately locate potential end users for point-of-sale
installment loan services. Through our end user acquisition module, we analyze a variety of data and predicatively push service options to potential end users. Our customized interface and access point functionalities improve the user acquisition process by accurately identifying potential end users, increasing the conversion rate and lowering acquisition costs for our business partners.

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
Our customer service operation efficiently handles questions from end users as well as from business partners about our financial solutions and modules. Our online customer service bots handle more than 90% of customer requests automatically. Our intelligent customer maintenance program predicts potential loss of a customer and automatically alerts our customer service team to engage in customer maintenance efforts. Our business partners can rely on us to provide high-quality customer service throughout the transaction process.

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
We aggregate over 4,000 public mutual fund products from 77 mutual fund asset management companies in our Hongdian trade clearing system that provide the users of our financial partners with a comprehensive selection of underlying assets. We are fully compliant with laws and regulations for trade clearing. In order to control risk of cash flow, our trading system is provided by Shenzhen Jinzheng, a large financial IT system provider in China, to ensure professional and accurate transaction execution.

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
Loans that are delinquent for more than 90 days are charged off in operating entities in PRC, while 60 days in operating entities in Australia. The following table provides our delinquency rates for all loans we facilitated as of December 31, 2019,2020 and 2021, including both on-balance
sheet loans and
off-balance
sheet loans.

	Delinquency rate by balance
	16 - 30 days	31 -60 days	61 - 90 days
December 31, 2019	1.72%	2.98%	2.86%
December 31, 2020	0.77%	0.97%	0.95%
December 31, 2021	1.00%	1.30%	1.18%
Government initiatives such as Circular 141 and The Notice on Inspection of Rectification of Online Lending Information Intermediaries, also known as Circular 57, both of which were released in December 2017, fostered negative publicity about the industry that contributed to higher delinquency rates in 2018. Customers’ willingness to repay their loans was adversely affected, and our financial partners suffered significantly from industry volatility particularly in the second half of 2018. In 2019, due to the tightening regulatory policies, we made some adjustments to our product pricing and customer application process. We adopted a more conservative risk control policy and proactively tightened our approval rate, which reduced loan facilitation volume. Thus, our outstanding balance volume and the denominator of our delinquency rate were also affected. In 2020, as part of our business transformation and in response to challenges caused by the
COVID-19
outbreak, we significantly decreased our activities with funding partners who require us to share risks and abandoned the guarantee model. In 2021, we commenced facilitating loans for the SMEs, which primarily use the proceeds thereof for operational purposes and generally demonstrated better loan repayment performance. In addition, we continued to optimize our product matrix by focusing on our development of high-quality products, prioritizing asset quality over asset quantity, and partnering with high-caliber industry leaders, leading to improved loan repayment performance.
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
Our R&D lab is empowered by a team of experienced engineers dedicated to research and development. As of December 31, 2021, we have 35 technology employees, representing approximately 28.2% of our total employees. Our engineers are based in our headquarters in Beijing and our offices in Shanghai. We recruit most of our engineers from prestigious universities and hire experienced laterals from well-established internet and software companies. We compete aggressively for engineering talent to help us address challenges and maintain our technology advantages over our competitors. We invest significantly in research and development. In 2021, we incurred RMB22.7 million (US$3.6 million) in research and development expenses, primarily of salaries and benefits (including share-based compensation) for our research and development team.
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
We have sales and marketing personnel based at our headquarters in Beijing. This allows our sales and marketing team to remain in close contact with the research and development team and operations team at our headquarters to align our sales and business development strategies.

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
International Expansion
We have set up seven joint ventures or subsidiaries outside of China to offer our solutions in additional markets in conjunction with local partners. In October 2017, we formed a joint venture named PIVOT Fintech Pte. Ltd. together with FWD Group and certain angel investors to provide robo-advisory services in Southeast Asia. In April 2018, we formed a joint venture named Avatec.ai (S) Pte. Ltd. together with United Overseas Bank Limited to offer credit services and solutions primarily in Southeast Asian countries. In addition, we set up Pintec Solutions Pte. Ltd. in Singapore in November 2018 as the international headquarters for our international business development. In April 2019, we acquired Infrarisk Pty Limited, an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process. In 2020, we established a new portfolio of Fintechs, including Wagepay and Janko Loans, to provide automated credit service in Australia while leveraging open banking technologies. This move further validates that our lending technology stack is applicable to a wide variety of international markets. Furthermore, the Overseas Finance business unit was established to devise a holistic strategy to extend our financing service offerings globally. In September 2021, we transferred out 85.0% of our equity interest in FT Synergy Pte. Ltd. (formerly known as Pintec Solutions Pte. Ltd.), while keeping 15% equity interests in FT Synergy Pte. Ltd. In December 2022, we set up a wholly owned subsidiary Pintec Australia Pty Ltd in Australia, which holds 50.0% equity interest in Wagepay Pty Ltd, 50.0% equity interest in Janko Loans Pty Ltd, 15.56% of Leasgo Pty Ltd and 100.0% in Suppy Pty Ltd. Further, in January 2022, we acquired 25% equity interest in Ziitech Pty Ltd, an Australia-based service provider which offers SMEs one-stop
financial solutions, which subsequently became a consolidated subsidiary of ours. See “Item 4. Information on the Company—A. History and Development of the Company.” We expect to provide individuals and small businesses with timely access to low-cost
credit through AI, data and automation technologies.
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
and
hongdianfund.com.
As of the date of this annual report, we have 66 registered trademarks, including the Chinese name for Dumiao, Hongdian, Myfin, Pintec and Anquying.

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
Insurance
We provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for our
PRC-based
employees. Meanwhile, we provide supplemental commercial medical insurance for all of our
PRC-based
employees. We do not maintain any property insurance policies covering equipment and other properties that is essential to our business operations, nor do we maintain business interruption insurance, general third-party liability insurance, product liability insurance or key-man
insurance. We consider our insurance coverage to be sufficient for our business operations in China.
Regulations
This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC and our shareholders’ rights to receive dividends and other distributions from us.
Regulations Relating to Foreign-Investment
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
Industry Catalog Relating to Foreign Investment
The PRC Foreign Investment Law reiterates and officially establishes the pre-access
national treatment plus negative list management system for foreign investment. In December 2021, the Ministry of Commerce and the National Development and Reform Commission promulgated the Special Management Measures for Foreign Investment Access (Negative List) (2021 version), or the Negative List (2021 version), which became effective on January 1, 2022. The Negative List (2021 version) further expands the scope of industries where foreign investment is permitted by reducing the number of industries where restrictions on the shareholding percentage or requirements for the composition of board or senior management still exist. Industries listed in the Negative List (2021 version) are divided into two categories: restricted and prohibited. Industries in the restricted category are subject to a variety of restrictions. For example, some restricted industries are limited to Sino-foreign joint ventures, and in some cases, the Chinese partners are required to hold the majority interests in such joint ventures. Furthermore, foreign investors are not allowed to invest in companies in industries under the prohibited category. For industries not in the restricted or prohibited categories, the restrictions applicable to the restricted category do not apply in principle, and establishment of wholly foreign-owned enterprises, or WFOEs, in such industries is generally allowed.
We provide value-added telecommunication services, which is an industry in the restricted category pursuant to the Negative List (2021 version), through our consolidated variable interest entities.
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
On March 12, 2002, the Circular of China Insurance Regulatory Commission on Distributing the Contents Related to Insurance Industry in the Legal Documents of China’s Accession to WTO, or the Circular 12, became effective and provided that foreign shareholders of a Chinese insurance broker shall (i) be foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; (ii) have established a representative office in China for two successive years; and (iii) have total assets of more than US$200 million at the end of the year preceding the investment application in a Chinese brokerage business. On October 30, 2019, the Opinions of the State Council on Furthering Effective Use of Foreign Capital was promulgated, which became effective the same day. The State Council presented several opinions to further the effective use of foreign capital, including canceling the years of business operation and the total assets requirements for foreign insurance brokerage institutions to operate insurance brokerage business. According to the Service Guide for the Establishment and Examination and Approval of Insurance Brokers, published by the CBIRC in September 2021, foreign shareholders of a Chinese Insurance Broker shall be (i) foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; and (ii) have total assets of more than US$200 million at the end of the year preceding the investment application in a Chinese brokerage business.
However, on December 3, 2021, the Notice of the CBIRC General Office on Clarifying Relevant Measures for the Opening up of the Insurance Intermediary Market was released and provided that overseas insurance brokerage companies with actual business experience and complying with the relevant provisions of the CBIRC are allowed to invest in and establish insurance brokerage companies in China to engage in insurance brokerage business. The relevant requirements that an investor that intends to establish a foreign-funded insurance brokerage company in China shall have more than 30 years of business experience in any WTO member country, have established a representative office in China for two consecutive years and have total assets of not less than US $200 million in the year prior to the application as prescribed in the Circular 12 shall no longer be implemented.

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
In addition, the securities regulatory bureaus of Beijing has issued the Circular of Regulating Fund Investment Recommendation Activities, or the Recommendation Circular, in 2021, which requires that a fund sales agency shall not provide any investment recommendations for fund portfolio strategies without the fund investment advisory licenses. The Recommendation Circular further prohibits institutions from developing new business of making recommendations for fund portfolio strategies in violation of the requirements of the Pilot Notice. Specifically, they shall not display or launch new fund portfolio strategies, provide existing fund portfolio strategies to new clients, or allow existing clients to make additional fund portfolio strategy investments. Moreover, the Recommendation Circular sets different rectification timelines for institutions with and without fund investment advisory licenses.
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
Our Dumiao platform, which are operated by Shanghai Anquying Technology Co., Ltd., a subsidiary of one of our variable interest entities, may be required to obtain a telecommunication service license for our mobile applications in accordance with the Regulations for Administration of Mobile Internet Application Information Services and other relevant laws and regulations.
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

In December 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues the Application of Law in the Trial of Private Lending Cases (second revisions in the year of 2020), or the Private Lending Judicial Interpretation Amendment, which amended several provisions of the 2015 Private Lending Judicial Interpretation including the upper limit of judicial protection for private lending interest rates. The Private Lending Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the people’s court shall support such request, except where the interest rate agreed by both parties exceeds four times of the LPR at the time of the establishment of the agreement, or the Quadruple LPR Limit. The one-year
Loan Prime Rate refers to the
one-year
loan market quoted interest rate issued by the National Bank Interbank Funding Center which was authorized by the People’s Bank of China, on the 20th of each month since August 20, 2019. According to the Private Lending Judicial Interpretation Amendment, the upper limit of interest rates of 24% and 36% provided in the 2015 Private Lending Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion in total exceeding the Quadruple LPR Limit shall not be supported by the people’s court.
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
Regulations Relating to Financing Guarantee
The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, effective as of October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantees to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee businesses. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate a financing guarantee business without such approval. If any entity violates these regulations and operates a financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$78,461) to RMB1,000,000 (US$156,922), and confiscation of any illegal gains, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

On October 9, 2019, the CBIRC and eight other PRC regulatory agencies promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions, which became effective the same day and was amended in June 2021. The Financing Guarantee Supplementary Provisions provide that institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee service, whether in direct form or disguised form, without the approval of the competent authorities.
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
tax-related
information in terms of
non-resident
financial accounts.
On June 1, 2021, the PBOC released the Anti-Money Laundering Law (Draft for Comment), or the Draft Anti-money Laundering Law, expands the definition of money laundering activities and broadens the scope of institutions subject to the performance of the duties of anti-money laundering.

The Notice on Anti-Money Laundering Operations of the Insurance Industry, promulgated by the China Insurance Regulatory Commission in 2011, requires insurance brokerage agencies to establish anti-money laundering internal control systems and provide assistance to public security departments and judicial authorities in investigations.
In April 2021, the Measures for Supervision and Administration of Anti-Money Laundering and Anti-Terrorism Financing of Financial Institutions, or the Anti-Money Laundering Measures for Financial Institutions, was officially released by the People’s Bank of China, which took effect on August 1, 2021. According to the Anti-Money Laundering Measures for Financial Institutions, the following financial institutions duly established within the PRC territory are clearly required by the People’s Bank of China to fulfill anti-money laundering and anti-terrorism financing related obligations: (i) developmental financial institution, policy banks, commercial banks, rural cooperative banks, rural credit cooperatives and village/township banks; (ii) securities companies, futures companies and fund management companies; (iii) insurance companies and insurance asset management companies; (iv) trust companies, financial asset management companies, finance companies of enterprise groups, financial leasing companies, auto finance companies, consumer finance companies, currency brokerage companies, loan companies and wealth management subsidiaries of commercial banks; and (v) other financial institutions that shall perform their obligations of anti-money laundering and counter-terrorism financing as determined and announced by the People’s Bank of China. Besides, such obligations also apply to the non-bank
payment institutions, banks card organization, fund clearing center, microcredit companies engaging in the internet microcredit lending business and the institutions engaging exchange business, funds sales business, insurance agency and brokers business. The People’s Bank of China and its branches shall carry out the supervision and administration of the financial institutions’ work with regard to the anti-money laundering and anti-terrorism financing pursuant to the relevant laws and regulations. The Anti-Money Laundering Measures for Financial Institutions require the financial institutions to draft and improve the anti-money laundering and anti-terrorism financing internal control policy, evaluate the anti-money laundering and anti-terrorism financing risks, establish the risks management mechanism according to its risk conditions and operation scale, construct anti-money laundering system, and set up or appoint institutions equipped with qualified staff, to perform its anti-money laundering and anti-terrorism financing obligations.
Regulations on Anti-Monopoly Matters Related to Internet Platform Companies
The PRC Anti-Monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conducts such as entering into monopoly agreements, abusing market dominance, and undertaking concentrations that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Internet Platforms. The guidelines prohibit certain monopolistic conducts of internet platforms to protect market competition, safeguard interests of users and operators who participate in internet platform economics, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology methods to block competitors’ interface, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce the requirement of antitrust merger review for internet platform related transactions to safeguard market competition. On October 23, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Anti-Monopoly Law (Draft Amendments), or the Draft Anti-Monopoly Law, which suggests raise maximum fines applicable for gun-jumping
cases. According to the Draft Anti-Monopoly Law, if a concentration that reaches the filing thresholds but fails to be notified, a fine of less than 10% of the previous year’s turnover of the filing obligor will be imposed if the concentration has or may have the effect of eliminating or restricting competition, and a fine of less than RMB 5 million if the concentration does not have such effect.
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
On September 1, 2021, the Data Security Law officially took effect, which mainly sets forth specific provisions regarding establishing basic systems for data security management, including data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility, including but not limited to that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data shall not exceed the necessary limits.
On November 1, 2021, the Personal Information Protection Law officially took effect, which sets a high bar for Chinese personal information protection, taking consent as basis for data processing, introducing restrictions on international data transfers and imposing revenue-based fines as the penalty for non-compliance.
On November 14, 2021, the consultation draft of its Cyber Data Security Administration Regulations, or the Draft Cyber Data Administration Regulations, was proposed by the Cyberspace Administration of China for public comments. The Draft Cyber Data Administration Regulations require the data processors that carry out the following activities to apply for cybersecurity review in accordance with the relevant laws and regulations: (i) the merger, reorganization or division of internet platform operators that have gathered a large number of data resources related to national security, economic development and public interests affects or may affect national security; (ii) the listing of the data processor in Hong Kong affects or may affect the national security; and (iii) other data processing activities that affect or may affect national security. In addition, the processors of important data or data processors who are listed overseas shall carry out data security assessments by themselves or by entrusting data security service agencies every year, and submit the previous year’s data security assessment report to the cyberspace administration at the districted city level before January 31 of each year.
In addition, on October 29, 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) was proposed by the Cyberspace Administration of China for public comments, which requires that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. As of the date of this annual report, the Draft Administration Regulations and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.
On September 17, 2021, the Cyberspace Administration of China, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and security assessments of algorithm shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established and classified security management of algorithms shall be promoted. On December 31, 2021, the Cyberspace Administration of China, the MIIT, the MPS and the SAMR jointly issued Administrative Provisions on Algorithm Recommendation of Internet Information Services, which became effective from March 1, 2022 and clearly requires algorithm recommendation service providers: (i) not to use algorithms to block information, over-recommend; (ii) not to set up algorithm models such as inducing users to indulge, over-consumption; or (iii) not to use algorithms to implement unreasonable differential treatment on transaction prices or other transaction conditions.
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
Regulations Relating to Tax
Enterprise Income Tax
Enterprise income tax is calculated based on taxable income, which is determined under the Enterprise Income Tax Law, promulgated by the National People’s Congress and implemented in 2008, and the implementation rules promulgated by the State Council and implemented at the same time. The Enterprise Income Tax Law was further amended in February 2017 and again in December 2018 and the implementation rules to the Enterprise Income Tax Law were amended in April 2019. The Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. The income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities. Sky City Beijing is qualified as a “high and new technology enterprise” under the Enterprise Income Tax Law and is eligible for a preferential enterprise income tax rate of 15% from 2022 to 2024, so long as it obtains approval from the relevant tax authority.

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

The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments, originally promulgated by SAFE in 2012 and most recently amended in December 2019, permitted the opening of various special purpose foreign exchange accounts, such as pre-establishment
expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders without the approval or verification of SAFE. It also permitted for multiple capital accounts for the same entity to be opened in different provinces, which had not been possible previously. In addition, the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents, promulgated by SAFE in 2013 and amended in October 2018 and October 2019, specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.
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
Regulations Relating to Dividend Distribution
Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Pintec (Ganzhou) Technology Co., Ltd. and Anxunying (Tianjin) Commercial Factoring Co., Ltd., our WFOEs incorporated in China, to fund any cash and financing requirements we may have. The principal legislation with respect to payment or distribution of dividends by WFOEs include the Company Law, originally promulgated by the Standing Committee of the National People’s Congress in 1999 and most recently amended in October 2018, and the PRC Foreign Investment Law. Under these laws, WFOEs in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax
profits as statutory reserve fund, if any, unless these reserves have reached 50% of the registered capital of the enterprises. These statutory reserve funds may not be distributed as cash dividends. A wholly foreign-owned enterprise may allocate a portion of its after-tax
profits to certain optional reserve funds at its discretion. Profit of a wholly foreign-owned enterprise may not be distributed before its losses for the previous accounting years have been made up. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
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

Our Relationship with Jimu Group
We and Jimu Group have a certain degree of overlap in shareholding as of the date of this annual report.
Our predecessor, Jimu Holdings Limited, formerly known as Pintec Holdings Limited, was founded in 2013 and has grown to become a large financial services company focusing on providing peer-to-peer
lending and financial solutions in China. Prior to our
pre-IPO
reorganization and the establishment of Pintec Technology Holdings Limited, our business was carried out by various subsidiaries and variable interest entities of our predecessor. Since September 2016, our business and the Jimu business have been operating substantially independent of each other. Pursuant to our pre-IPO
reorganization, all of the shares of Pintec Technology Holdings Limited were issued to the shareholders of Jimu Group’s holding company such that our company had the same shareholders, in the same proportions and with the same rights, immediately after the reorganization as Jimu Group’s holding company did. In addition, there used to be two of the directors on our board, namely, Mr. Jun Dong and Ms Xiaomei Peng, who also sits on the board of Jimu Holdings Limited, until Ms. Xiaomei Peng resigned from the board of Jimu Holdings Limited and the board of our company in June 2020 and August 2020, respectively. We entered into various transaction agreements in connection with our pre-IPO
reorganization in December 2017. The reorganization was completed in March 2018. The peer-to-peer
lending business and provision of related services are now carried out by Jimu Group, while our business is carried out by our own subsidiaries and variable interest entities and their subsidiaries. In February 2020, Jimu Group became insolvent and announced its exit from the online lending platform business pursuant to relevant regulations.
Jimu Box used to be the single largest funding source for loans facilitated through our platform since our inception to 2018. Jimu Box was the funding source for 24%, 4% and 0.19% of the outstanding loans facilitated through our platform as of December 31, 2019, 2020 and 2021, respectively. We have not been receiving any further funding from Jimu Box since February 15, 2020. In the past, we also relied on Jimu Group’s brand to have more accessible funding sources by way of relying on certain guarantee arrangement between Jimu Group and our financial partners. We ceased our reliance on Jimu Group for the provision of guarantee services in 2019.
Jimu Box was previously involved in providing credit enhancement to individual investors for loans that we have referred and funded through Jimu Group, but it discontinued this practice in 2018. Effective April 1, 2019, Jimu Group required that we provide credit enhancement for the loans we facilitated that were funded through Jimu Box. We and Jimu Group entered into a supplement to the information service cooperation agreement in December 2019, pursuant to which both parties agree to settle all transactions under the information service cooperation agreement occurring prior to January 1, 2020, and that we will not bear any guarantee obligation for transactions occurring after January 1, 2020. In addition, we entered into two loan agreements with Jimu Group on July 19, 2019, to formally document the amounts due from Jimu Group that were attributable to the cash advances we made to Jimu Group outside of the ordinary course of business prior to May 31, 2019. As of December 31, 2019, the principal amount due under the U.S. dollar-denominated loan agreement was US$18.4 million, and the principal amount due under the Renminbi-denominated loan agreement was RMB154.6 million. As of December 31, 2019, we had RMB866.0 million in amounts due from Jimu Group, including the amounts due under these loans, as compared to RMB4.5 million in amounts due to Jimu Group. The U.S. dollar-denominated loan matured on January 31, 2020 but Jimu Group failed to repay the amount due by the maturity date. The Renminbi-denominated loan matures on January 31, 2022. We have officially initiated the collection process and formally notified Jimu Group for the repayment of the outstanding balances. However, we determined that it was not probable for the amounts due from Jimu Group to be collected or recovered as a result of Jimu Group’s insolvency. As of December 31, 2019, we made a provision of RMB856.0 million for the amount due from Jimu Group. We made an additional provision of RMB7.8 million for the year ended December 31, 2020. We had a reversal of RMB6.7 million (US$1.1 million) for the year ended December 31, 2021 due to the collection received from Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group” for more details.
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
The following is a summary of the currently effective contractual arrangements between our PRC subsidiaries, our variable interest entities and their shareholders.
Agreements that Allow Us to Receive Economic Benefits from Our Variable Interest Entities
Exclusive Business Cooperation Agreements
.
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
Agreements that Provide Us with Effective Control over Our Variable Interest Entities
Power of Attorney
.
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

Equity Pledge Agreement
.
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
Agreements that Provide Us with the Option to Purchase the Equity Interest in Our Variable Interest Entities
Exclusive Option Agreements
.
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
Our corporate headquarters are located in Beijing, China, where we leased office space with an area of approximately 1,886 square meters as of December 31, 2021. As of December 31, 2021, we also leased office space in Shanghai, China, with an area of approximately 444 square meters. We lease our premises from unrelated third parties under operating lease agreements. The two leases will expire in June 2024 and June 2022, respectively. As of December 31, 2021, we also leased office space in Sichuan province, China, with an area of approximately 526 square meters. We also lease office space in Ganzhou, Jiangxi province, which will expire in November 2022. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.
In December 2020, we purchase a commercial property with a total construction area of approximately 15,700 square meters located in Yinchuan, Ningxia province, China. The state-owned construction land use right in relation to this property will expire in April 2044. We currently have no plan to sell or lease it, subject to future changes in market conditions.

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
We generate our revenues primarily from technical service fees and installment service fees. We generate technical service fee revenue by providing online credit assessment and referral services, post-lending management services and, historically, financial guarantee services. We generate installment service fee revenue through the point-of-sale
installment payment services that we provide to the users of the business partners’ platforms or the provision of personal and business installment loans to borrowers through trust arrangements. Installment service fees are recognized on a gross basis, with the interest from the borrower recognized as revenue and the corresponding funding cost recognized as cost of revenues. As of December 31, 2021, we bore credit risk in connection with a small fraction of the loans that we facilitate. See “—Funding Sources and Credit Risk.”
We experienced significant growth in the first three years after we launched our platform in June 2015, until challenges facing the consumer finance industry in the second half of 2018. In 2019, 2020 and 2021, we processed approximately 8.6 million, 4.8 million and 1.2 million loan applications, respectively, and facilitated a total of approximately RMB11.0 billion, RMB1.8 billion and RMB0.8 billion (US$0.1 billion) in loans, respectively. Due to the continued effect from the difficult environment in the second half of 2018, our revenues decreased from RMB1,285.2 million in 2019 to RMB378.3 million in 2020, and decreased to RMB173.2 million (US$27.2 million) in 2021.
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

SME Financing Market
The SME Financing Market in China has been developing in recent years, in particular after the
COVID-19
outbreak, as the SMEs in China are increasingly in need of funds and financial solutions during the pandemic. In addition, the PRC government is in support of the development of SME financing market, deeming it a viable solution for difficulties confronted by the SMEs in China. The use of technology for the provision of financial services, or FinTech, is playing an important role in the complex landscape of SME financing. We commenced offering the SMEs technical services in 2021. Specifically, we utilize our proven “SaaS + Fintech” model as a total solution in order to accelerate the digitization of SMEs, encompassing technology-based credit services and solutions to the manufacturing process and operations of these SMEs. Further adverse changes in the economic conditions in the PRC, however, may cause defaults by SMEs to increase.

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
Ability to Collaborate with Financial Partners
The growth of our business will depend on our ability to seek sufficient funding sources for the loans that we facilitate. Jimu Box was the funding source for 24%, 4% and 0.19% of the outstanding loans facilitated through our platform as of December 31, 2019, 2020 and 2021, respectively. We did not have any further funding from Jimu Box since February 15, 2020. We are likely to need more capital as we acquire additional financial partners, expand our business in both domestic and international markets, and explore other funding product types.
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
Regulations
The PRC government is in the process of developing and implementing a regulatory framework to govern the consumer finance market. We expect that the regulatory framework will remain unclear for some time to come. If the PRC governmental authorities adopt stringent regulations on financial service providers in this market, our business and financial partners may be unable or unwilling to adopt our solutions. If the authorities impose specific requirements (including licensing requirements) on us, it may be difficult or costly for us to comply. Regulations may be adopted in a way that favor competing business models or that disadvantage the consumer finance industry as a whole in comparison to more traditional forms of offline lending.
Impact of
COVID-19
As a result of the
COVID-19
pandemic and a series of challenges we encountered, including changes in market conditions, market regulations, external partners and management members, our loan volume in 2020 decreased by 83.2% compared with 2019. Our loan volume in 2021 further decreased by 59% compared with that of 2020, primarily because we continued to vigilantly manage our risk profile amid the
COVID-19
pandemic, and as a result facilitated fewer loans in 2021.
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

The
COVID-19
pandemic may also affect our business, financial condition and results of operations for the full year 2022 to some extent. Except for the impact discussed above, we do not anticipate any prolonged material adverse impact on our business, results of operations and financial condition from the
COVID-19
pandemic. The government has gradually lifted the restrictions and other quarantine measures in China and economic activities have begun to recover and return to normal nationwide. We are nonetheless closely monitoring the development of the
COVID-19
pandemic and continuously evaluating any potential impact on our business, results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business has been and is likely to continue to be materially adversely affected by the outbreak of
COVID-19.”

Our Relationship with Jimu Group
We commenced our business in June 2015 as a business unit within our predecessor, Jimu Holdings Limited, which is Jimu Group’s holding company. Pintec Technology Holdings Limited was incorporated in the Cayman Islands as a holding company for our business in March 2017. Pursuant to our pre-IPO
reorganization, all of the shares of Pintec Technology Holdings Limited were issued to the shareholders of Jimu Group’s holding company such that Pintec Technology Holdings Limited had the same shareholders, in the same proportions and with the same rights, as Jimu Group’s holding company did immediately prior to our initial public offering. One of the directors on our board, namely, Jun Dong, also sits on the board of Jimu Holdings Limited.
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
Jimu Box, the online consumer finance platform operated by Jimu Group, was the single largest funding source for loans facilitated through our platform in the past. Jimu Box was the funding source for 24%, 4% and 0.19% of the outstanding loans facilitated through our platform as of December 31, 2019, 2020 and 2021, respectively. We did not have any further funding from Jimu Box since February 15, 2020.
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
As of December 31, 2019, we had RMB748.4 million in current amounts due from Jimu Group and RMB117.6 million in non-current
amounts. As of December 31, 2020, we had RMB851.2 million in current amounts due from Jimu Group and RMB7.4 million in non-current
amounts. As of December 31, 2021 we had RMB846.3 million in current amounts due from Jimu Group and nil in non-current
amounts. Since Jimu Group became insolvent and announced its exit from the online lending platform business in February 2020 pursuant to relevant regulations, there are significant outstanding balances on its platform unpaid to investors that have priority over any other debts, including the balance due to us. We determined that it was not probable for the amounts due from Jimu Group to be collected or recovered and made provisions accordingly. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group” for more details.
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
In 2021, we continued to vigilantly manage our risk profile, aiming to further refine our asset quality.
Personal and business installment loans
. We facilitate personal and business installment loans by entering into financing service agreements with borrowers and financial partners. We provide online credit assessment and referral services, post-lending management services and, historically, financial guarantee services under these arrangements. For regulatory and commercial strategy reasons, we are in the process of amending our agreements with our lending solutions partners so that we no longer have contractual relationships with their borrowers.
In 2016, Jimu Box was the sole lending solutions partner to enter into these financing service agreements with us, and it provided peer-to-peer
matching services to the borrowers. In 2017, other lending solutions partners also began to provide funds for the personal and business installment loans that we facilitate. In 2018 and 2019, we continued to diversify our funding partners and deepened our cooperation with several existing lending solution partners. Our reliance on Jimu Group as a lending solutions partner declined to a significant extent. In February 2020, Jimu Box announced its exit from the online lending platform business and its plans to transform into a micro finance company, starting from when it ceased providing funding to us until its successful transition. As a result, our credit risk for funding through Jimu Box was minimal in 2021, and we expect that our credit risk for funding through Jimu Box will be minimal for the foreseeable future.
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
We historically have cooperated with two independent guarantee companies to provide credit enhancement services to the end users of our financial partners. In our cooperation with these independent guarantee companies, they will provide guarantees to the end users of our financial partners, but if they fail to perform their obligations to provide guarantees, we will provide supplementary guarantees to them. As of the date of this annual report, we only cooperated with one of the aforementioned independent guarantee companies, and we had ceased providing credit enhancement through our variable interest entities for loans that we facilitated with any financial partners. We currently do not expect to cooperate with additional independent guarantee companies due to our strategic shift of business focus towards providing digital-centric services and optimizing our product matrix and organizational structure.
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

In 2016, we funded the financing receivables that we generated from the provision of point-of-sale
lending solutions entirely through funds received from individual investors via Jimu Box. In 2017, we began to securitize a significant proportion of our financing receivables through public or private asset-backed securities. In 2018, we stopped funding financing receivables from our provision of point-of-sale
lending solutions using funds received from individual investors through Jimu Box. Instead, we significantly expanded our use of trusts and other structured finance as compared to 2017. We also entered into an unsecured general loan with an individual in early 2018. Later in 2018, we entered into two loan agreements with a shareholder allowing us to make early repayment on that loan due to an individual. See “Item 7. Major Shareholders and Related Party Transactions—Shareholder Loans.” In 2019, 2020,
point-of-sale
lending solutions were mainly funded through direct institutional funding arrangements, which resulted in the decrease in financing receivables. In 2021, the trust arrangement was ended and we relied more on financing for loans ourselves, which resulted in an increase in financing receivables.

We historically bore credit risk for most of the
point-of-sale
installment loans that we facilitated. Beginning in 2018, we have begun to negotiate settlement arrangements between our business partners and financial partners that do not result in the recognition of financial receivables on our balance sheet. Therefore, we do not bear credit risk on some of the point-of-sale
installment loans that we have facilitated since 2018. As of the date of this annual report, we ceased bearing credit risk on any of the new point-of-sale
installment loans that we facilitated.
Balance sheet.
The financing receivables on our balance sheet are generated primarily from our use of trust arrangements and other structured finance products in 2020. As of December 31, 2021, we had ended the trust arrangement and recorded short-term financing receivables, net, of RMB97.2 million (US$15.3 million) and long-term financing receivables, net, of RMB0.6 million (US$0.1 million) primarily from our own fund.
Funding debts represent the proceeds from individual investors through Jimu Box and other financial partners, the asset-backed securitized debts, the consolidated trusts or the unsecured general loan from an individual lender and a shareholder that we use to fund our financing receivables. We had short-term funding debts of RMB0.03 million and long-term funding debts of nil as of December 31, 2021.
We maintain a provision for credit losses based on delinquency levels and historical charge offs of the underlying on-
and
off-balance
sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk level of the borrowers. For each credit risk level, we estimate the expected loss rate based on the delinquency status of the financial assets to be within that level: current, 1 to 30 days past due, 31 to 60 days past due, 60 to 90 days past due, or 91 days or greater past due. These loss rates in each delinquency status are based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The expected loss rate of the specific delinquency status category within each risk level will be applied to the outstanding balances of the applicable financial assets within that level to determine the provision for credit losses for each reporting period. We had a reversal of provision for credit losses related to financing receivables of RMB1.9 million (US$0.3 million) for the year ended December 31, 2021.
For those
off-balance
sheet loans where we provide a financial guarantee to the financial partner who funds the loans, we account for the financial guarantee at fair value on the balance sheet as a financial guarantee liability. As of December 31, 2021, the maximum potential future payment that we could be required to make would be RMB30.28 million (US$4.8 million) We expect our financial guarantee liabilities to decrease in 2022 as we reduce the risk-sharing services and gradually cease to provide financial guarantees for loans that are funded through financial partners.
The following table presents information about our sources of funds for the year ended December 31, 2021.

	For the Year Ended December, 2021
	RMB	US$	%
	(in thousands)
Point-of-sale installment loans	28,845	4,526	13.13%
Online consumer finance platform	35	5	0.02%
Non-structured direct funding	28,777	4,516	13.09%
Unsecured general loan and others*(l)	33	5	0.02%
Personal installment loans	132,911	20,857	60.48%
Online consumer finance platform	374	59	0.17%
Trusts and other structured finance*	19	3	0.01%
Non-structured direct funding	114,067	17,900	51.90%
Unsecured general loan and others*(l)	18,451	2,895	8.40%
Business installment loans	51,014	8,005	23.21%
Non-structured direct funding	205	32	0.09%
Unsecured general loan and others*(l)	50,809	7,973	23.12%
International installment loans	7,012	1,100	3.18%
Unsecured general loan and others*	7,012	1,100	3.18%

Total	219,782	34,488	100.0%

(1)	Others include receivables held by Ganzhou Aixin Micro Finance and Minheng before those receivables are funded by our financial partners.
*	On balance sheet sources.

Key Operating and Financial Metrics
We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the two tables below.

	As of and for the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Total revenues	1,285,236	378,264	173,240	27,185
Total amount of loans facilitated during the period	11,013,920	1,846,438	819,558	128,606
Point-of-sale installment loans	2,448,372	269,172	25,619	4,020
Personal installment loans	7,783,997	1,453,091	644,621	101,155
Business installment loans	781,551	124,175	76,734	12,041
International installment loans	—	—	72,584	11,390
Outstanding balance	3,301,896	589,744	219,782	34,488
Point-of-sale installment loans	850,038	263,576	28,845	4,527
On-balance sheet	149,033	30,564	247	39
Off-balance sheet	701,005	233,012	28,598	4,488
Personal installment loans	2,199,258	297,869	132,911	20,856
On-balance sheet	296,909	49,078	18,470	2,898
Off-balance sheet	1,902,349	248,791	114,441	17,958
Business installment loans	252,600	28,299	51,014	8,005
On-balance sheet	12,549	23	50,809	7,973
Off-balance sheet	240,051	28,276	205	32
International installment loans	—	—	7,012	1,100
On-balance sheet	—	—	7,012	1,100
Net loss	(906,490)	(296,140)	(108,820)	(17,077)
Adjusted net loss(1)	(888,643)	(284,242)	(105,027)	(16,481)
Total operating expenses	(1,243,983)	(299,329)	(154,857)	(24,301)
Adjusted operating expenses(1)	(1,226,136)	(287,431)	(151,064)	(23,705)

(1)
Adjusted net (loss)/income and adjusted operating expenses are non-GAAP
financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most comparable GAAP measures, see
“Non-GAAP
Financial Measures.”

	As of and for the Year Ended December 31,
	2019	2020	2021

	(in thousands)
Cumulative registered users as of the end of the period	39,086	42,758	52,124
Unique borrowers for the period(1)	1,673	278	76
Unique borrowers of point-of-sale installment loans	1,227	189	15
Unique borrowers of personal and business installment loans	471	90	61
Number of loans facilitated during the period	4,549	888	114
Number of point-of-sale installment loans facilitated	3,469	56	25
Number of personal and business installment loans facilitated	1,080	26	89

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

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Total operating expenses	(1,243,983)	(299,329)	(154,857)	(24,301)
Add: share-based compensation expenses	17,847	11,898	3,793	596
Adjusted operating expenses	(1,226,136)	(287,431)	(151,064)	(23,705)
Net loss	(906,490)	(296,140)	(108,820)	(17,077)
Add: share-based compensation expenses	17,847	11,898	3,793	596
Adjusted net loss	(888,643)	(284,242)	(105,027)	(16,481)
Key Components of Results of Operations
Revenues
Our revenues are derived from technical service fees, installment service fees and wealth management service fees and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Technical service fees	1,077,760	83.8	330,665	87.4	115,272	18,088	66.5
Installment service fees	187,359	14.6	42,707	11.3	16,949	2,660	9.8
Wealth management service fees and others	20,117	1.6	4,892	1.3	41,019	6,437	23.7

Total revenues	1,285,236	100.0	378,264	100.0	173,240	27,185	100.0

We generate technical service fee revenue by providing online credit assessment and referral services, post-lending management services and, historically, financial guarantee services. We also receive fees contingent on future events, such as penalty fees for early repayments as well as fees for collection services for late payments. Prior to 2018, we bore minimal credit risk for providing technical services. Independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. In 2018, we began to share the credit risks for off-balance
sheet loans with select financial partners due to market challenges. Revenues from our risk-sharing model accounted for approximately 37.8%, 41.9% and 23.5% of our technical service fees for the years ended December 31, 2019, 2020 and 2021, respectively.

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
Wealth management service fees primarily consist of commission fees charged to third-party asset management companies for their use of our online wealth management platform and insurance brokerage service fees primarily distributing insurance product as broker to insurance companies. For commission fees charged to third-party asset management companies, we earn commissions which are generally determined as a percentage based on the fees charged to customers by the asset management companies through our online wealth management platform. Transaction service commissions are recognized on a net basis when the services are rendered, which occurs when the underlying transaction is executed. For insurance brokerage service fees charged to third-party insurance companies, we earn service fees determined as a percentage of premiums paid by the insured. The commission rate is based on the bill provided by the insurance company, and it is also under tight regulation of the China Banking and Insurance Regulatory Commission (“CBIRC”). Brokerage services revenue is recognized on a gross basis when the insurance policy is signed and the premium is collected by insurance company.
Cost of Revenues
The following table sets forth our cost of revenues, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues:
Funding cost	(51,759)	(4.0)	(16,525)	(4.4)	(583)	(91)	(0.3)
Provision for credit losses	(33,942)	(2.6)	(45,090)	(11.9)	1,934	303	1.1
Origination and servicing cost	(290,398)	(22.6)	(100,760)	(26.6)	(94,186)	(14,780)	(54.4)
Cost on guarantee	(193,426)	(15.0)	(100,347)	(26.5)	4,689	736	2.7
Service cost charged by the related party	(200,163)	(15.6)	(23,052)	(6.1)	(1,574)	(247)	(0.9)

Cost of revenues	(769,688)	(59.8)	(285,774)	(75.5)	(89,720)	(14,079)	(51.8)

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
Gross Profit
The following table sets forth our gross loss and profit, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Year Ended December 31
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Total revenues	1,285,236	100.0	378,264	100.0	173,240	27,185	100.0
Cost of revenues	(769,688)	(59.8)	(285,774)	(75.5)	(89,720)	(14,079)	(51.8)

Gross profit	515,548	40.2	92,490	24.5	83,520	13,106	48.2

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
That being said, we do aim for a positive gross margin on each of our solutions. On a partner-by-partner
basis, our gross margin tends to rise as our relationship with a business partner develops. This is both because the proportion of higher-margin personal and business installment loan solutions grows as our relationship with a partner matures and because a partner who comes to recognize the mutually beneficial nature of our relationship is more likely to negotiate mutually beneficial terms. More favorable terms with our business partners and end users have been one of the significant reasons for the improvement in our gross margin since 2016. Our gross margin increased to 48.2% for the year ended December 31, 2021, primarily due to the improvement of credit quality and the collection of overdue loan, resulting to the recovery of provision of credit loss and cost on guarantee, leading to the decrease in revenues being outpaced by the decrease in cost.
Operating Expenses
The following table sets forth our operating expenses, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses	(69,593)	(5.4)	(44,697)	(11.8)	(40,936)	(6,424)	(23.6)
General and administrative expenses	(1,095,311)	(85.2)	(147,753)	(39.1)	(88,111)	(13,827)	(50.9)
Research and development expenses	(79,079)	(6.2)	(37,521)	(9.9)	(22,714)	(3,564)	(13.1)
Impairment loss of goodwill and intangible assets	—	—	(69,358)	(18.3)	(3,096)	(486)	(1.8)

Total operating expenses	(1,243,983)	(96.8)	(299,329)	(79.1)	(154,857)	(24,301)	(89.4)

Sales and marketing expenses
Our sales and marketing expenses consist primarily of salaries and benefits (including share-based compensation) for employees involved in sales and marketing functions and advertising and marketing promotion fees. Advertising and marketing promotion fees represent amounts we pay for brand awareness. We expense all sales and marketing costs as incurred. Our sales and marketing expenses decreased as a percentage of our total revenues in 2019 as we reduced the size of our sales team. Our sales and marketing expenses increased as a percentage of our total revenues in 2020, primarily due to a decrease in our total revenues while the percentage of our manpower investment in sales and marketing remained relatively stable, such that our total revenues decreased at a greater pace compared to our sales and marketing expenses. Our sales and marketing expenses increased as a percentage of our total revenues in 2021, primarily due to a decrease in our total revenues while the percentage of our manpower investment in sales and marketing remained relatively stable, such that our total revenues decreased at a greater pace compared to our sales and marketing expenses.
General and administrative expenses
Our general and administrative expenses consist primarily of salaries and benefits (including share-based compensation) and related expenses for employees involved in general corporate functions, including finance, legal and human resources. We also incurred bad debt expenses in 2019, 2020 and 2021 in connection with provision for credit losses on receivable for technical service fees, which are classified under general and administrative expenses. Other general and administrative expenses include rental expenses and professional fees. In 2019, our general and administrative expenses increased due to the continued increase in professional services fee and bad debt expenses, offset by a decrease in share-based compensation. Besides provision for credit losses on receivable for technical service fees receivable, the significant increase of bad debt expense in 2019 was due to the provision for credit loss on amounts due from Jimu Group. In 2020, our general and administrative expenses decreased, primarily due to a decrease in bad debt provision expense related to loans due from Jimu Group, as well as decreases in staff cost due to personnel structure optimization and in professional expense due to decreased consulting expense. In 2021, our general and administrative expenses decrease, primarily due to a decrease in bad debt provision expense and professional fees.

Research and development expenses
Our research and development expenses consist primarily of salaries and benefits (including share-based compensation) for employees involved in research and development functions. We expense all research and development costs as incurred. Our research and development expenses remained steady in 2019 and increased as a percentage of our total revenues in 2020 and 2021, primarily due to a decrease in our total revenues while the percentage of our manpower investment in research and development remained relatively stable, such that our total revenues decreased at a greater pace compared to our research and development expenses.
Impairment loss of goodwill and intangible assets
We recorded nil impairment loss of goodwill in 2021, and impairment loss of intangible assets of RMB3.1 million (US$0.5 million) associated with software copyright, trademark and customer relationship, considering the tightening regulation and changing market environment.
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

	For the Year Ended December 31,
	2019		2020		2021

	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues:
Technical service fees	1,077,760	83.8	330,665	87.4	115,272	18,088	66.5
Installment service fees	187,359	14.6	42,707	11.3	16,949	2,660	9.8
Wealth management service fees and others	20,117	1.6	4,892	1.3	41,019	6,437	23.7

Total revenues	1,285,236	100.0	378,264	100.0	173,240	27,185	100.0

Cost of revenues:
Funding cost	(51,759)	(4.0)	(16,525)	(4.4)	(583)	(91)	(0.3)
Provision for credit losses	(33,942)	(2.6)	(45,090)	(11.9)	1,934	303	1.1
Origination and servicing cost	(290,398)	(22.6)	(100,760)	(26.6)	(94,186)	(14,780)	(54.4)
Cost on guarantee	(193,426)	(15.0)	(100,347)	(26.5)	4,689	736	2.7
Service cost charged by the related party	(200,163)	(15.6)	(23,052)	(6.1)	(1,574)	(247)	(0.9)

Cost of revenues	(769,688)	(59.8)	(285,774)	(75.5)	(89,720)	(14,079)	(51.8)

Gross profit	515,548	40.2	92,490	24.5	83,520	13,106	48.2

Operating expenses :
Sales and marketing expenses	(69,593)	(5.4)	(44,697)	(11.8)	(40,936)	(6,424)	(23.6)
General and administrative expenses	(1,095,311)	(85.2)	(147,753)	(39.1)	(88,111)	(13,827)	(50.9)
Research and development expenses	(79,079)	(6.2)	(37,521)	(9.9)	(22,714)	(3,564)	(13.1)
Impairment loss of goodwill and intangible assets	—	—	(69,358)	(18.3)	(3,096)	(486)	(1.8)

Total operating expenses	(1,243,983)	(96.8)	(299,329)	(79.1)	(154,857)	(24,301)	(89.4)

Operating loss	(728,435)	(56.6)	(206,839)	(54.7)	(71,337)	(11,195)	(41.2)

Loss from equity method investments	(8,149)	(0.6)	(11,523)	(3.0)	—	—	—
Loss from disposal of a subsidiary	—	—	—	—	(5,498)	(863)	(3.2)
Impairment on prepayment for long-term investment	(200,000)	(15.6)	—	—	—	—	—
Impairment loss on equity investment	—	—	(15,908)	(4.2)	—	—	—
Interest expenses, net	(19,017)	(1.5)	(34,332)	(9.1)	(32,453)	(5,093)	(18.7)
Other income, net	7,923	0.6	21,658	5.7	7,340	1,152	4.2
Interest income from related parties	43,156	3.4	—	—	—	—	—

Loss before income tax expense	(904,522)	(70.3)	(246,944)	(65.3)	(101,948)	(15,999)	(58.9)
Income tax expense	(1,968)	(0.2)	(49,196)	(13.0)	(6,872)	(1,078)	(4.0)

Net loss	(906,490)	(70.5)	(296,140)	(78.3)	(108,820)	(17,077)	(62.9)

Other comprehensive income/(loss)	11,876	0.9	(22,977)	(6.1)	(10,793)	(1,692)	(6.2)

Total comprehensive loss	(894,614)	(69.6)	(319,117)	(84.4)	(119,613)	(18,769)	(69.1)

Year ended December 31, 2021 compared with year ended December 31, 2020
Revenues
Our total revenue decreased by 54.2% from RMB378.3 million in the year ended December 31, 2020 to RMB173.2 million (US$27.2 million) in the year ended December 31, 2021. This decrease was driven primarily by a decrease in total loan volume from RMB1.8 billion in 2020 to RMB0.8 billion (US$0.1 billion) in 2021.
Technical service fees.
Technical service fees decreased by 65.1% from RMB330.7 million in the year ended December 31, 2020 to RMB115.3 million (US$18.1 million) in the year ended December 31, 2021, primarily due to a decrease in the off-balance
sheet loan transactions from RMB1.5 billion in the year ended December 31, 2020 to RMB0.5 billion (US$0.05 billion) in the year ended December 31, 2021 as we shifted business focus towards providing digital-centric services and reduced a significant portion of our technical services using a risk-sharing model.
Installment service fees.
Installment service fees decreased by 60.3% from RMB42.7 million in the year ended December 31, 2020 to RMB16.9 million (US$2.7 million) in the year ended December 31, 2021. The decrease in revenues from installment service fees in 2021 was primarily due to a decrease in on-balance
sheet installment loans volume.
Wealth management service fees and others.
Wealth management service fees and others increased by 738.5% from RMB4.9 million in the year ended December 31, 2020 to RMB41.0 million (US$6.4 million) in the year ended December 31, 2021. The increase was primarily due to our continued transition, leading to the expansion in insurance brokerage business in 2021.
Cost of revenues
Cost of revenues decreased by 68.6% from RMB285.8 million in the year ended December 31, 2020 to RMB89.7 million (US$14.1 million) in the year ended December 31, 2021.
Funding cost.
Funding cost, consisting primarily of interest expenses, decreased by 96.5% from RMB16.5 million in the year ended December 31, 2020 to RMB0.6 million (US$0.1 million) in the year ended December 31, 2021. This decrease was primarily due to the end of the trust arrangement and reflected the lower volume of our on-balance sheet loans using the funds from financial partners.

Provision for credit losses.
Provision for credit losses decreased by 104.3% from RMB45.1 million in the year ended December 31, 2020 to reversal of RMB1.9 million (US$0.3 million) in the year ended December 31, 2021. The decrease in provision for credit losses was primarily attributable to the decrease of our on-balance
sheet loans, and the collection of overdue loans in 2021 exceeds the provision for credit losses, resulting in a reversal for credit losses in 2021.
Origination and servicing cost.
Origination and servicing cost decreased by 6.5% from RMB100.8 million in the year ended December 31, 2020 to RMB94.2 million (US$14.8 million) in the year ended December 31, 2021, primarily due to reduced user acquisition costs as a result of decrease in loan volume facilitated. The percentage of origination and servicing cost decreased much lower than that of the total revenue, which was primarily due to the increase of insurance brokerage service with lower margin.
Cost on guarantee.
Cost on guarantee decreased by 104.7% from RMB100.3 million in the year ended December 31, 2020 to a recovery of RMB4.7 million (US$0.7 million) in the year ended December 31, 2021, as we purposely and gradually ceased providing credit enhancement for loans that we facilitated with any financial partners from 2020 in order to refine the overall quality of our off-balance
sheet loans, which lead to the increase of reimbursement for defaulted loans being outpaced by the recovery of reimbursement for defaulted loans in 2021.
Service cost charged by the related party.
Service cost charged by the related party decreased by 93.2% from RMB23.1 million in the year ended December 31, 2020 to RMB1.6 million (US$0.2 million) in the year ended December 31, 2021, primarily because we ceased our cooperation model with Jimu Group under which Jimu Group used to provide credit enhancement for the borrowers since the beginning of 2019, resulting in a further decrease in the loan balance and related costs under such model in 2020 and 2021.
Gross profit
Our gross profit decreased by 9.7% from RMB92.5 million in the year ended December 31, 2020 to RMB83.5 million (US$13.1 million) in the year ended December 31, 2021. We had a gross margin of 24.5% in the year ended December 31, 2020 and a gross margin of 48.2% in the year ended December 31, 2021. Our gross margin increased, primarily due to the collection of overdue loan, resulting to the reversal of provision of credit loss and cost on guarantee, leading to the decrease in revenues being outpaced by the decrease in cost.
Total operating expenses
Total operating expenses decreased by 48.3% from RMB299.3 million in the year ended December 31, 2020 to RMB154.9 million (US$24.3 million), mainly due to the decrease in general and administrative expense and impairment on goodwill and intangible assets.
Sales and marketing expenses.
Sales and marketing expenses decreased by 8.4% from RMB44.7 million in the year ended December 31, 2020 to RMB40.9 million (US$6.4 million) in the year ended December 31, 2021. This decrease was primarily attributable to the decrease of RMB5.6 million (US$0.9 million) in promotion expense and the decrease of RMB2.8 million (US$0.4 million) share-based compensation expenses, partially offset by the increase of RMB4.3 million (US$0.7 million) in salary and welfare.
General and administrative expenses.
General and administrative expenses decreased by 40.4% from RMB147.8 million in the year ended December 31, 2020 to RMB88.1 million (US$13.8 million) in the year ended December 31, 2021, primarily due the decrease of RMB23.5 million (US$3.7 million) in professional fees, the decrease of RMB18.8 million (US$3.0 million) in bad debt expenses, the decrease of RMB7.7 million (US$1.2 million) in salary and welfare and the decrease of RMB4.7 million (US$0.7 million) in share-based compensation expenses.
Research and development expenses.
Research and development expenses decreased by 39.5% from RMB37.5 million in the year ended in December 31, 2020 to RMB22.7 million (US$3.6 million) in the year ended December 31, 2021, primarily due to the decrease of RMB8.6 million (US$1.4 million) in salary and welfare and the decrease of RMB4.0 million (US$0.7 million) in rental expenses.
Impairment loss of goodwill and intangible assets. We recorded impairment loss of intangible assets of RMB3.1 million (US$0.5 million) in 2021, primarily attributable to the impairment of software copyright, trademark and customer relationship, which was an out-of-period adjustments from prior years.
Loss from disposal of a subsidiary. We recorded loss from disposal of a subsidiary of RMB5.5 million(US$ 0.9million) in 2021, primarily attributable to the disposal of FT Synergy Pte. Ltd and its subsidiaries.

Net Loss
We had net loss of RMB108.8 million (US$17.1 million) in the year ended December 31, 2021 as a result of the above, as compared to a net loss of RMB296.1 million in the year ended December 31, 2020.
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
on-balance
sheet loans.

Provision for credit losses.
Provision for credit losses increased by 32.8% from RMB33.9 million in the year ended December 31, 2019 to RMB45.1 million (US$6.9 million) in the year ended December 31, 2020. The increase in provision for credit losses was primarily attributable to an increase in delinquency rate in the stock of loans provided to online travel websites and other
e-commerce
websites (such as BestPay) in the first quarter of 2020 caused by the
COVID-19
outbreak.
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
Australia
Our subsidiaries incorporated in Australia are subject to income tax rate at 30%.
Hong Kong
In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong government introduced a two-tiered
profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018, the Ordinance. Under the
two-tiered
profits tax rate regime, the first HK$2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to profits tax at the rate of 16.5% or 15%, as applicable. Because we did not elect the preferential tax treatment, all of our subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. Our Hong Kong subsidiaries did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2019, 2020, and 2021. Payments of dividends by our Hong Kong subsidiaries to us are therefore not subject to withholding tax in Hong Kong.
PRC
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
non-PRC
shareholders or ADS holders.”
Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019,2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in China in the future.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting period and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in “Note 2—Summary of Significant Accounting Policies” of our consolidated financial statements for the year ended December 31, 2021, included elsewhere in this Annual Report, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions.
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

Revenue recognition
We are principally engaged in providing lending solutions through our online technology platform. We earn revenues by providing: (i) a lending solution that assists borrowers to obtain loans from third party investors and certain financial partners. We provide lending solutions but do not provide loans by ourselves. For these services, we earn technical service fees; (ii) a lending solution for borrowers who want to finance their online purchases from third parties, or Business Partners, or who have personal or business installment loan requests. We provide financing for these borrowers and earn installment service fees (including interests); (iii) a wealth management and insurance product distribution solutions for asset management and insurance companies, respectively, to facilitate the sale of their products. We earn wealth management services fees and commission on financial products distributed through our platform that were sold by these asset management, and earn insurance brokerage commission revenue determined as a percentage of premiums paid by the insured. We are not a party to the financial products or insurance products sold.
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
Revenue recognition under ASC 606, “Revenue from contracts with Customers” in Years Ended December
 31, 2019, 2020 and 2021
For technical service fees and wealth management service fees, we recognize revenue pursuant to ASC 606,
Revenue from Contracts with Customers
(“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised services is transferred to the our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.
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
Wealth management service fee and others
We earn wealth management service fee from commission on financial products distributed through the our platform that were sold by these asset management, and providing brokerage service for insurance companies.
For wealth management service fee and others, the only performance obligation is to distribute the wealth management on our platforms for the third-party asset management companies. We recognize commissions on a net basis as we are not the primary obligor, as we do not have the ability to establish the price nor do we bear the credit risk. The revenue is recognized at a point in time when the performance obligation is satisfied, which occurs when the underlying transaction is executed.
We provide insurance brokerage service primarily distributing insurance products as broker to insurance companies and earns brokerage commission revenue determined as a percentage of premiums paid by the insured. The commission rate is based on the bill provided by the insurance company, and it is also under tight regulation of the CBIRC. As the our performance obligation under brokerage service is to sell the insurance policy on behalf the insurance companies, the brokerage services revenue is recognized at the point in time when the insurance policy is signed and the premium is collected by insurance company.

Contract liability
Contract liability consists of technical service fees received from borrowers before we have a right to invoice, and is recorded as “Deferred service fee” included in “Accrued expenses and other liabilities” on the consolidated balance sheets. For monthly consulting fee which is received monthly from customers and upfront fee which is received upon the successful matching of the loans, contract liability is recognized as revenue when service is provided. The amount of revenue recognized during the years ended December 31, 2020 and 2021 that was previously included in the contract liabilities balance as of December 31, 2019 and 2020 was RMB66.6 million and RMB6.9 million, respectively.
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
We had a reversal of provision for credit losses related to financing receivables of RMB 1.9 million for the year ended December 31, 2021, and provision for credit losses related to financing receivables of RMB 45.1 million and RMB 33.9 million for the years ended December 31, 2020 and 2019, respectively. For the year ended December 31, 2021, a 10% increase in our estimate of the reversal of provision for credit losses related to financing receivables would decrease our pre-tax loss by approximately 0.2%.
Financial guarantee
Financial guarantee liabilities
For the
off-balance
sheet loans funded by certain financial partners, we are obligated to compensate the financial partners for the principal and interest of the defaulted loans in the event of borrowers’ default. In general, any unpaid principal and interest are paid by us when the borrower does not repay as scheduled.
We historically had provided guarantee to individual investors for loans that we had referred and funded through Jimu Group before December 2019 and Jimu Group announced its exit from the online lending platform business in February 2020. We are obligated to compensate certain institutional financial partners for defaults on principal and interest repayments. We recognize a stand ready obligation for our guarantee exposure in accordance with ASC 460.
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
For the years ended December 31, 2019,2020 and 2021, revenues recognized related to releasing of guarantee liabilities were RMB407.4 million, RMB138.5 million and RMB27.0 million (US$4.2 million), respectively.
The ASC 450 component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability. The ASC 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio. The ASC 450 contingent component, including the net payouts by us when borrower defaults, is recognized as cost on guarantee, in the consolidated statement of operations and comprehensive income/(loss). As of December 31, 2020 and 2021, the maximum potential future payment we could be required to make were RMB215.7 million and RMB30.3 million, respectively.

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
We assess the realization of the financial guarantee assets collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio and records an allowance for amounts that it estimates will not be realized. For the year ended December 31, 2019, we recorded an expense of RMB12.5 million. For the year ended December 31, 2020, we recorded a reversal of RMB8.1 million in the statement of operations and comprehensive income/(loss). For the year ended December 31, 2021, we recorded a reversal of RMB0.4 million in the statement of operations and comprehensive income/(loss).
As of December 31, 2021, a 10% increase in our estimate of financial guarantee assets and liabilities would increase our total assets and liabilities by approximately 0.17% and 0.17%, respectively.
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
As of December 31, 2020 and 2021, we provided a full valuation allowance of RMB242.6 million and RMB234.3 million, respectively, for the deferred tax assets of Shanghai Anquying, the net income of which dropped significantly during the year ended December 31, 2020 and 2021, and we consider it more likely than not that Shanghai Anquying could not generate sufficient pre-tax
profit in the next five consecutive years and the deferred tax assets will not be utilized in the future.
In September, 2021, the Group disposed FT Group, and valuation allowance decrease in the net amount of RMB5.9 million.
As of December 31, 2021, we had net operating loss carryforwards of approximately RMB0.03 million, RMB10.2 million and RMB287.2 million for entities incorporated in Australia, Hong Kong and PRC mainland, respectively. As of December 31, 2021, the net operating loss carryforwards from PRC mainland of RMB33.5 million, RMB53.3 million, RMB49.2 million, RMB60.3 million and RMB90.9 million will expire, if unused, by 2022, 2023, 2024, 2025 and 2026, respectively. For the year ended December 31, 2021, a 10% increase in our estimate of valuation allowance would decrease our net loss by approximately 3.2%.
Out-of-Period Corrections
During 2021, we recorded two out-of-period adjustments to correct prior period errors relating to bad debt allowance of accounts receivable of RMB2.9 million and impairment of intangible assets of RMB3.1 million. Since the amortization of intangible assets for the year ended December 31, 2021 was 3.7 million, we made the full provision of impairment of intangible assets of RMB3.1 million at the end of 2021. We evaluated the impacts of the out-of-period adjustment to correct the errors for year ended December 31, 2021 and for prior periods, both individually and in the aggregate, and concluded that the adjustments were not material to our consolidated financial statements for all impacted periods.
Recent Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(ff) to our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the period presented:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	175,079	56,963	(32,182)	(5,051)
Net cash (used in)/provided by investing activities	(538,702)	192,619	(119,464)	(18,747)
Net cash provided by/(used in) financing activities	224,372	(286,639)	(132,334)	(20,766)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	10,114	(21,503)	(13,578)	(2,131)
Net decrease in cash, cash equivalents and restricted cash	(129,137)	(58,560)	(297,558)	(46,695)
Cash, cash equivalents and restricted cash at beginning of the period	710,041	580,904	522,344	81,968
Including:
Cash and cash equivalents at beginning of the year	457,442	102,755	377,160	59,185
Restricted cash at beginning of the year	252,599	382,695	137,220	21,533
Non-current restricted time deposits at beginning of the year	—	95,454	7,964	1,250
Cash, cash equivalents and restricted cash at end of the year	580,904	522,344	224,786	35,273
Including:
Cash and cash equivalents at end of the year	102,755	377,160	217,901	34,193
Restricted cash at end of the year	382,695	137,220	1,468	230
Non-current restricted time deposits at end of the year	95,454	7,964	5,417	850
As of December 31, 2021, we had RMB217.9 million (US$34.2 million) in cash and cash equivalents, of which RMB209.6 million (US$32.9 million) was denominated in Renminbi and held at banks in China and US$1.0 million was denominated in U.S. dollars and held at banks located in or outside of China. As of the same date, RMB41.6 million (US$6.5 million) of our cash and cash equivalents was held by our variable interest entities. Our cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks that are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.
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

In August 2019, Shanghai Anquying Technology Co., Ltd., or Shanghai Anquying, entered into a loan agreement with Shanghai Mantu and other parties, pursuant to which Shanghai Mantu agreed to loan RMB100.0 million (US$14.4 million) to Shanghai Anquying for a term of one year at an annual interest rate of 8%. Ganzhou Aixin Micro Finance and Mr. Jun Dong, our director, agreed to guarantee Shanghai Anquying’s obligations under the loan agreement. In addition, Shanghai Anquying agreed to pledge its shares in Ganzhou Aixin Micro Finance as security for Shanghai Anquying’s obligations under the loan agreement. We also agreed to issue warrants to Mandra iBase Limited, exercisable within three years, to purchase certain ordinary shares of our company at an exercise price of US$0.5678 per Class A ordinary share, equal to a price per ADS of US$3.9746; as of December 31, 2021, Mandra iBase Limited still held warrants to purchase up to approximately 26,417,753 Class A ordinary shares of our company. As of December 2, 2020, Shanghai Anquying had fully discharged its obligations under the loan agreement, and the pledged shares had been released.
We entered into two loan agreements with Jimu Group on July 19, 2019, to formally document amounts due from Jimu Group that were attributable to cash advances we made to Jimu Group outside of the ordinary course of business in both U.S. dollars and Renminbi. As of December 31, 2019, we had RMB748.4 million in current amounts due from Jimu Group and RMB117.6 million in non-current
amounts. The U.S. dollar-denominated loan matured on January 31, 2020 but Jimu Group failed to repay the amount due by the maturity date and the loan went into default. The Renminbi-denominated loan matured on January 31, 2022. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group—Cash Advances and Loan Agreements” for more details.
In December 2019, we acquired a controlling stake in Shenzhen Xinyuhao Technology Co., Ltd., or Shenzhen Xinyuhao, for a consideration of RMB200,000 and subsequently injected capital of RMB199.9 million. In the same month, Shenzhen Xinyuhao purchased financing receivables from an unrelated third party for RMB200.0 million, which Jimu Group provided an unconditional commitment to repurchase within six months. The financing receivables were long overdue loans from Jimu Group’s platform and recovery through collection is remote. In January 2020, Shenzhen Xinyuhao required Jimu Group to repurchase these financing receivables. However, Jimu Group failed to perform its commitment to repurchase the financing receivables. Since Jimu Group is insolvent and announced its exit from the online lending platform business in February 2020, we determined that these amounts are unrecoverable. As of December 31, 2021, we had RMB846.3 million in current amounts due from Jimu Group and nil in non-current amounts, and we made a provision of RMB846.3 million for the amount due from Jimu Group.
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
In 2021, we did not enter into new arrangement which may cause significant cash out flow in future.
The financing receivables that are recorded on our balance sheet in connection with most of our point-of-sale
installment loans and some of our personal installment loans currently remain on our balance sheet until they are paid in full or written off. See “—Funding Sources and Credit Risk.” Consequently, access to capital is a potential constraint on the growth of our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain additional capital when desired, on favorable terms or at all.” Independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. To address the market challenges, in 2019, we had credit risk for a higher proportion of our funding than we did at the time of our initial public offering. Starting from 2020, aligned with our strategic shift of business focus towards providing digital-centric services, we have gradually reduced a significant portion of our technical services using a risk-sharing model, leading to lower credit risk (without taking into account the impact of
COVID-19),
and this trend continued in 2021.
As of December 31, 2021, we ceased providing guarantees through our variable interest entities for loans that we facilitated with any financial partners. We may require additional financing to continue to expand our operations.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, for the reasons discussed above, we may decide to enhance our liquidity position or increase our cash reserve through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
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
Operating Activities
Net cash used in operating activities for the year ended December 31, 2021 was RMB32.2 million (US$5.1 million), as compared to a net loss of RMB108.8 million (US$17.1 million). The difference between our net loss and our net cash provided by operating activities was primarily attributable to an increase of RMB19.0 million (US$3.0 million) in amounts due to related parties, an increase of RMB12.4 million (US$1.9 million) in depreciation and amortization, an increase of RMB11.3 million (US$1.8 million) in accounts payable and a decrease of RMB10.5 million (US$1.6 million) in accounts receivable, an increase of RMB7.0 million (US$1.1 million) in accrued expenses and other liabilities, a decrease of RMB6.5 million (US$ 1.0 million) in financial guarantee assets, RMB5.5 million (US$0.9 million) in loss from disposal of a subsidiary, a decrease of RMB4.6 million (US$0.7 million) in prepayments and other current assets, an increase of RMB3.9million (US$0.6 million) in tax payable, an increase of RMB3.8 million (US$0.6 million) in share-based compensation expenses, a decrease of RMB3.5 million (US$0.5 million) in amounts due from related parties, RMB3.1 million (US$0.5 million) in impairment loss of goodwill and intangible assets, partially offset by a reversal for doubtful accounts and credit losses of RMB7.3 million (US$1.1 million) and an increase of RMB6.5 million (US$1.0 million) of financial guarantee liabilities. Our amounts due to related parties mainly arose from collecting principal and interests from borrowers on behalf of Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.”
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

Investing Activities
Net cash used in investing activities for the year ended December 31, 2021 was RMB119.5 million (US$18.7 million), consisting primarily of RMB306.8 million (US$48.1 million) in collection of principal on financing receivables, offset by RMB326.6 million (US$51.3 million) in financing receivables facilitated and RMB100.0 million(US$15.7 million) in prepayment of intent acquisition. We record and collect significant volumes of financing receivables primarily in connection with the point-of-sale
installment loans that we facilitate.
Net cash provided by investing activities for the year ended December 31, 2020 was RMB192.6 million (US$29.5 million), consisting primarily of RMB691.7 million (US$106.0 million) in collection of principal on financing receivables and RMB40.0 million (US$6.1 million) in collection of loan from Jimu Group, partially offset by RMB361.0 million (US$55.3 million) in financing receivables facilitated, RMB97.8 million (US$15.0 million) in purchase of property, equipment and software, RMB41.5 million (US$6.4 million) in purchase of long-term investments and RMB40.0 million (US$6.1 million) in loans provided to Jimu Group. We record and collect significant volumes of financing receivables primarily in connection with the point-of-sale
installment loans that we facilitate.
Net cash used in investing activities for the year ended December 31, 2019 was RMB538.7 million, consisting primarily of RMB1,988.9 million in financing receivables facilitated, RMB697.8 million in net cash advance to Jimu Group, RMB200.0 million in prepayment for long-term investment, RMB137.0 million in loans provided to Jimu Group and RMB91.5 million in purchase of long-term investment, partially offset by RMB2,313.2 million in principal collection on financing receivables, RMB135.3 million in loan collection from a third party and RMB122.0 million in collections of loans from Jimu Group. We record and collect significant volumes of financing receivables primarily in connection with the point-of-sale
installment loans that we facilitate.
Financing Activities
Net cash used in financing activities for the year ended December 31, 2021 was RMB132.3 million (US$20.8 million), consisting primarily of RMB130.0 million (US$20.4 million) in repayment of borrowings.
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

Capital Expenditures
Our capital expenditures are primarily incurred for purchases of property, equipment and software. Historically, the amount of our capital expenditures has been small. Our capital expenditures were RMB10.0 million in 2019, RMB97.8 million in 2020, and RMB0.2 million (US$0.03 million) in 2021. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to incur capital expenditures as needed to meet the expected growth of our business.
Off-Balance
Sheet Commitments and Arrangements
We historically have provided financial guarantees through our subsidiaries or variable interest entities for loans that we facilitated with certain financial partners. In 2018, the only such arrangements that were not recorded on our balance sheet were with Guotou Micro Lending Company, a wholly owned subsidiary of China National Investment and Guaranty Corporation. The purpose of these arrangements was to induce Guotou Micro Lending Company to provide funding for loans that we facilitated. The revenue we generated from the facilitation of loans funded by Guotou Micro Lending Company in 2019, 2020 and 2021 was RMB83.4 million, RMB43.2 million and RMB 2.1 million (US$0.3 million), respectively, and release of financial guarantee liabilities in 2019, 2020 and 2021 was RMB51.4 million, RMB38.8 million and RMB1.6 million (US$0.3 million), respectively. Guotou Micro Lending Company provided approximately 17.4%, 13.2% and nil of the total funding for the loans we facilitated in 2019, 2020 and 2021, respectively.

Starting in 2019, Jimu Group has required that we provide financial guarantees for the loans we facilitate that are funded through Jimu Box, the online consumer finance platform operated by Jimu Group. The guarantee only covers those loans that are not recorded on our balance sheet. Jimu Box used to be the single largest funding source for loans facilitated through our platform, but our dependence on Jimu has decreased since 2017 with the diversification of our funding sources. Jimu Box was the funding source for 24.3%, 3.6% and 0.2% of the outstanding loans as of December 31, 2019, 2020 and 2021, respectively. Funding from Jimu Box decreased significantly in 2019. Funding from Jimu Box has further decreased since Jimu Group announced its exit from the online lending platform business in February 2020. We did not have any further funding from Jimu Box since February 15, 2020.
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
Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2021:

	Payment due by schedule
	Less than 1 year	1 –2 years	2 –3 years	More than 3 years	Total
Office rental	8,220	7,581	3,791	—	19,592
Operating lease agreements represent
non-cancellable
operating leases for our office premises and the facilities that contain our system hardware and remote backup system.
Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

C.	Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.
Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.
We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. For a detailed discussion of critical accounting estimates and related judgement of (ii) Provision for credit losses; (iii) Financial guarantee; (v) Valuation allowance of deferred tax assets. See “—A. Operating results—Critical Accounting Policies and Estimates.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Victor Huike Li*	49	Director, Chief Executive Officer and acting Chief Financial Officer
Jun Dong	45	Chairman of the Board of Directors
Zehua Shi	40	Director
Tixin Li**	45	Director
Jimin Zhuo	50	Independent Director
Yong Chen	46	Independent Director
Xueping Ning	46	Independent Director

*
Mr. Steven Yuan Ning Sim ceased to be our chief financial officer on August 13, 2021. On the same day, Dr. Victor Huike Li was appointed as the Company’s acting chief financial officer until a suitable candidate for chief financial officer is identified.

**
Mr. Wei Wei ceased to be our director on January 26, 2022 but continues to be an employee of ours. Mr. Tixin Li was appointed as a new member of the Board of our company to fill in the vacancy created by Mr. Wei’s resignation on January 28, 2022.

Dr.
 Victor Huike Li
has joined served as our director and chief executive officer since August 2020. He was also appointed as our acting chief financial officer on August 13, 2021 to fill in the vacancy created by Mr. Steven Yuan Ning Sim’s resignation, until a suitable candidate for chief financial officer is identified. Dr. Li joined us in 2019 subsequent to the acquisition of InfraRisk. Dr. Li first served as head of international business and then as executive vice president for us prior to his current roles. Dr. Li is a serial entrepreneur and IT industry veteran, with more than 20 years of experience in building and commercializing cutting-edge technologies. Prior to joining us, Dr. Li had served multiple senior executive positions in both China and Australia, accumulating a comprehensive set of industry experiences in such areas as R&D, consulting, business development, and management. Dr. Li was the founder and CEO of VanceInfo Technologies Australia Inc., wherein he established the first China-based IT services firm in Australia and drove its expansion across the Asia-Pacific region. Dr. Li was also the co-founder
of InfraRisk, a leading supplier of credit management solutions in Australia. Dr. Li received his bachelor’s and master’s degrees in electrical engineering from the Beijing Institute of Technology, and his Ph.D. in computer science from University of Melbourne.

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
Mr.
 Tixin Li
was appointed on January 28, 2022 as a new member of the Board of our company to fill in the vacancy created by Mr. Wei’s resignation. Mr. Li has extensive experience in the finance sector. Mr. Li has served as the executive director for Yuanfeng (Shenzhen) Asset Management Company Limited since March 2017. From July 2014 to March 2017, Mr. Li served as a postdoctoral researcher for China Guangfa Bank. In addition, from July 2004 to November 2012, Mr. Li held several positions at the People’s Bank of China, Kunming central branch. Mr. Tixin Li received a Ph.D. degree in economics from Nanjing University in June 2012, and a Master’s degree in law from Yunnan University in July 2004.
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

B.	Compensation
For the year ended December 31, 2021, we paid an aggregate of approximately RMB3.7 million (US$0.6 million) in cash and benefits to our executive officers. We paid our non-executive
directors an aggregate of US$105,000 during the same period. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
Share Incentives
2017 Share Incentive Plan
We adopted a share incentive plan in December 2017, which we refer to as our First Plan, to promote the success of our company and interests of our shareholders by providing a means through which we could grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of our shareholders generally. Under our First Plan, the maximum aggregate number of shares which may be issued pursuant to awards is 45,270,697. Options to purchase a total of 44,109,105 ordinary shares were granted under our First Plan, of which 3,171,441 remained outstanding as of March 31, 2022.
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
2018 Share Incentive Plan
In July 2018, our shareholders and board of directors adopted another share incentive plan, which we refer to as our Second Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under our Second Plan is initially 2% of the total number of shares issued and outstanding immediately prior to the completion of our initial public offering, plus an annual increase on September 1 of each year during the ten-year
term of our Second Plan commencing on September 1, 2019, by an amount equal to 2% of the total number of shares issued and outstanding on August 31 that year. As of March 31, 2022, options to purchase a total of 4,418,596 ordinary shares were granted and outstanding under our Second Plan, and options to purchase an additional 12,499,560 ordinary shares may still be granted under our Second Plan (including shares carried over from the First Plan).
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

The following table summarizes, as of March 31, 2022, the options issued under our share incentive plans to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Jun Dong	*	0.000125	July 1, 2018	July 1, 2028

All Directors and Executive Officers as a Group	*

*	Less than 1% of our total outstanding shares.

C.	Board Practices
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
As of December 31, 2021, we had 124 employees, which included 81 in Beijing, 22 in Sichuan, 9 in Shanghai, 9 in Jiangxi, and 3 in Melbourne, Australia. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

	As of December 31, 2021
	Number	% of Total Employees
Functions:
Research and development	35	28.2%
Risk management	5	4.0%
Business & Marketing Development	58	46.8%
General and administrative	26	21%

Total number of employees	124	100%

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
The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2022 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially 5% or more of our shares.
The calculations in the table below are based on 303,728,618 ordinary shares outstanding as of March 31, 2022, comprising of (i) 252,789,098 Class A ordinary shares, and (ii) 50,939,520 Class B ordinary shares.
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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power†
Directors and Executive Officers: *
Victor Huike Li	—	—	—	—	—
Jun Dong (1)	1,560,000	35,240,606	36,800,606	12.1	52.1
Wei Wei (2)	—	15,698,914	15,698,914	5.2	23.2
Tixin Li (3)	—	—	—	—	—
Zehua Shi (4)	—	—	—	—	—
Yong Chen (5)	—	—	—	—	—
Xueping Ning (6)	—	—	—	—	—
Jimin Zhuo (7)	—	—	—	—	—
All directors and executive officers as a group	1,560,000	50,939,520	52,499,520	17.3	75.3
Principal Shareholders:
Otov Alfa Holding Limited (8)	320,036,576	—	320,036,576	51.3	31.5

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power†
Beansprouts Ltd. (10)	43,220,529	—	43,220,529	14.2	4.3
Flamel Enterprises Ltd. (1)	—	18,448,795	18,448,795	6.1	27.2
New Fortune Fund L.P. (11)	18,201,422	—	18,201,422	6.0	1.8
Ventech China II SICAR (12)	17,679,421	—	17,679,421	5.8	1.7
Xiaomi Ventures Limited (13)	16,956,487	—	16,956,487	5.6	1.7
Genius Hub Limited (1)		16,791,811	16,791,811	5.5	24.5
Wise Plus Limited (2)	—	15,698,914	15,698,914	5.2	23.2

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
(1)
Represents (i) 18,448,795 Class B ordinary shares directly held by Flamel Enterprises Ltd, (ii) 16,791,811 Class B ordinary shares directly held by Genius Hub Limited and (iii) 1,560,000 Class A ordinary shares that Mr. Dong has the right to acquire upon exercise of option. Mr. Jun Dong is the sole shareholder and the sole director of Flamel Enterprises Ltd. The registered office address of Flamel Enterprises Ltd. is Tortola Pier Park, Building 1, Second Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Genius Hub Limited is wholly owned and controlled by Coastal Hero Limited, a company incorporated under the laws of the British Virgin Islands. Coastal Hero Limited is controlled by Genesis Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Dong is the settlor of Genesis Trust, and Mr. Dong and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Dong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Genius Hub Limited in our company, and the options we granted to Mr. Dong to purchase 1,560,000 ordinary shares of our company.

(2)
Represents 15,698,914 Class B ordinary shares held by Mr. Wei Wei through Wise Plus Limited, a company incorporated under the laws of British Virgin Islands. The registered office address of Wise Plus Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Wise Plus Limited is wholly owned and controlled by Beyond Mountain Holdings Limited, a company established under the laws of the British Virgin Islands. Beyond Mountain Holdings Limited is controlled by Beyond Mountain Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Wei is the settlor of Beyond Mountain Trust, and Mr. Wei and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wei has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Wise Plus Limited in our company. Mr. Wei Wei ceased to be our director on January 26, 2022, but continues to be an employee of ours.

(3)
The business address of Mr. Tixin Li is 1215, Fuli Yingfeng building, No. 2, Huaqiang Road, Zhujiang New Town, Guangzhou, Guangdong, China. Mr. Li was appointed on January 28, 2022 as a new member of the Board of our company to fill in the vacancy created by Mr. Wei’s resignation.

(4)	The business address of Mr. Zehua Shi is 163 Yinwan Rd., Zhuhai Center 17 th Floor, Zhuhai, Guangdong Province, PRC.

(5)	The business address of Mr. Yong Chen is 18/F Dihao Building, Binhai Avenue, Longhua District, Haikou, Hainan Province, PRC.
(6)	The business address of Ms. Xueping Ning is No.21 Lane 1118, Kangqiao Road, Pudong New Area, Shanghai, PRC.
(7)	The business address of Mr. Jimin Zhuo is Room 1405, Building 5A, Jiulong Garden, Chaoyang, Beijing, PRC.
(8)
Represents up to 320,036,570 Class A ordinary shares upon full exercise of a warrant held by Otov Alfa Holdings Limited, pursuant to a warrant entered into between the Issuer and Otov Alfa Holdings Limited. As of the date of this annual report, Otov Alfa Holdings Limited has not exercised any part of the warrant and does not hold our ordinary shares of record.

(10)
Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 11, 2022. Represents (i) 1,084,986 Class A ordinary shares held by Mandra iBase Limited, a company incorporated under the laws of British Virgin Islands, 14,280,147 Class A ordinary shares in the form of 2,270,850 ADSs held by Mandra iBase Limited, and approximately 26,417,753 Class A ordinary shares which may be purchased by Mandra iBase Limited through the exercise of a warrant pursuant to a warrant agreement entered into between Mandra iBase Limited and us, (ii) 1 Class A ordinary share directly held by Woo Foong Hong Limited, and (iii) 2,818,907 Class A ordinary shares in the form of 402,701 ADSs held by Mandra Mirabilite Limited. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., and Woo Foong Hong Limited is 51% held by Beansprouts Ltd. Beansprouts Ltd. is owned by Bing How Mui and Song Yi Zhang, and each of them holds 50% of the issued and outstanding share capital of Beansprouts Ltd. The registered address of Mandra iBase Limited is 3rd Floor, J&C Building, P.O. Box 933, Road Town, Tortola, British Virgin Islands, VG1110.

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
To our knowledge, as of March 31, 2022, a total of 218,608,138 Class A ordinary shares, representing approximately 72.0% of our total outstanding ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the Depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
As of December 31, 2019, the principal amount due under the U.S. dollar-denominated loan agreement was US$18.4 million, and the principal amount due under the Renminbi-denominated loan agreement was RMB154.6 million. As of December 31, 2019, we had RMB866.0 million in amounts due from Jimu Group, including the amounts due under these loans, as compared to RMB4.5 million in amounts due to Jimu Group. Jimu Group failed to repay the amount due under the U.S. dollar-denominated loan by the maturity date. Since Jimu Group became insolvent and announced its exit from the online lending platform business in February 2020 pursuant to relevant regulations, there are significant outstanding balances on its platform unpaid to investors that have priority over any other debts, including the balance due to us. We determined that it was not probable for the amounts due from Jimu Group to be collected or recovered. As of December 31, 2019, we made a provision of RMB856.0 million for the amount due from Jimu Group. We made an additional provision of RMB7.8 million for the year ended December 31, 2020. We made reversal of provision of RMB6.7 million (US$1.1 million) for the year ended December 31, 2021.

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

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
(i) Transactions recorded through statement of operations and comprehensive income/(loss)
- Cost and expenses allocated from the related party	24,994	3,712	221
- Service cost charged by the related party	200,163	23,052	1,574

- Collection service fees charged by Beijing Liangduo and Changsha Liangduo	63,400	32,176	12,746

- Interest income from loans to the related party	(43,156)	(31)	(30)
- Interest expense on borrowings from the related party	213	—	—

(ii) Operating transactions

- Technical service fee collected by the related party on behalf of the Group	(64,078)	—	—

- Payment for guarantee deposit to the related party	(100,269)	(24,788)	—
- Loan interests collected from the related party	3,310	—	—
- Borrowing interests paid to the related party	(2,047)	—	—

- Share-based compensation awards to employees of the related party	34,684	3,471	2,736

- Collecting principal and interests from borrowers on behalf of the related party	—	363,342	23,586

- Repayment of collecting principle and interests from borrowers on behalf of the related party	—	(100,000)	—

(iii) Financing/Investing transactions
- Net cash advances (to)/from the related party	(697,754)	293	232
- Principal of loans provided to the related party	(137,000)	(40,000)	—
- Principal of loans collected from the related party	122,000	40,000	—
- Principal of borrowings repaid to the related party	(23,831)	—	—
- Equity transfer consideration paid to the related party	(23,000)	—	—

- Acquisition of Ganzhou Micro Finance from the related party	(230,000)	—	—

*	The amount due from Jimu Group resulting from the share-based compensation awards to employees of Jimu Group was written off as of December 31, 2019 as we waived this balance.

As of December 31, 2019, we had RMB866.0 million due from Jimu Group and RMB4.5 million due to Jimu Group, as of December 31, 2020, RMB858.6 million (US$131.6 million) amounts due from Jimu Group and RMB266.0 million (US$40.8 million) due to Jimu Group, and as of December 31, 2021, RMB846.3 million (US$132.8 million) million due from Jimu Group and RMB289.8 million (US$45.5 million) due to Jimu Group. All amounts due from Jimu Group as of December 31, 2019, 2020 and 2021 were impaired since Jimu Group announced its insolvency exit from the online lending platform business pursuant to relevant regulations, and there are significant outstanding balances on its platform unpaid to investors, which have priority over any other debts, including the balance due to us. For the year ended December 31, 2021, the current amounts due from Jimu Group decreased by RMB5.0 million (US$0.8 million), while the non-current
amounts due from Jimu Group decreased by RMB7.4 million (US$1.2 million). We made a reversal of provision of RMB6.7 million (US$1.1 million) for the year ended December 31, 2021.
Transactions with Beijing Liangduo Science and Technology Co., Ltd and Changsha Liangduo Business Consulting Co., Ltd.
We invested in Beijing Liangduo Science and Technology Co. Ltd., or Beijing Liangduo, in May 2017 and hold an 18% equity interest in it. Beijing Liangduo holds 100% equity interests of Changsha Liangduo Business Consulting Co., Ltd., or Changsha Liangduo. As of December 31, 2019, 2020 and 2021, we had RMB2.8 million, RMB5.1 million and RMB0.1 million (US$0.01 million), respectively, due to Beijing Liangduo and Changsha Liangduo related to outsourced collection service fees.
For the years ended December 31,2019, 2020 and 2021, collection service fees charged by Beijing Liangduo and Changsha Liangduo were RMB61.5 million, RMB34.1 million, and RMB12.7 million (US$2.0 million), respectively. In 2021, we terminated the cooperation with Beijing Liangduo.
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
In August 2019, Shanghai Anquying entered into a loan agreement with Shanghai Mantu and other parties, pursuant to which Shanghai Mantu agreed to loan RMB100.0 million (US$14.3 million) to Shanghai Anquying for a term of one year at an annual interest rate of 8%. Ganzhou Aixin Micro Finance and Mr. Jun Dong, our director, agreed to guarantee Shanghai Anquying’s obligations under the loan agreement. In addition, Shanghai Anquying agreed to pledge its shares in Ganzhou Aixin Micro Finance as security for Shanghai Anquying’s obligations under the loan agreement. We also agreed to issue warrants to Mandra iBase Limited, a related party of Shanghai Mantu, exercisable within three years, to purchase certain ordinary shares of our company at an exercise price of US$0.5678 per Class A ordinary share, equal to a price per ADS of US$3.9746; as of December 31, 2021, Mandra iBase Limited still held warrants to purchase up to approximately 26,417,753 Class A ordinary shares of our company. As of December 2, 2020, Shanghai Anquying had fully discharged its obligations under the loan agreement, and the pledged shares had been released.
Employment Agreements and Indemnification Agreements
See “Item 6—Directors, Senior Management and Employees—B. Compensation”
Share Incentive Plans
See “Item 6. Directors, Senior Management and Employees—B. Compensation”

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
Other than disclosed in this annual report, we are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.
On September 29, 2020, we and certain of our current and former directors and officers and the underwriters in our initial public offering were named as defendants in a securities class action filed in the U.S. District Court for the Southern District of New York. The action, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, alleges that our registration statement on Form
F-1
in connection with our initial public offering contained material misstatements and omissions in violation of the U.S. federal securities laws, including those relating to our revenue recognition, internal control over financial reporting and historical financial results. The plaintiff sought to, among others, have the court determine the action a proper class action as well as award compensatory damages and reasonable costs and expenses in favor of the class. We filed a motion to dismiss on April 16, 2021 and the plaintiffs filed their opposition to the motion to dismiss on June 15, 2021. We submitted our reply brief on July 15, 2021. On April 25, 2022, the court granted our motion to dismiss the amended complaint in full and ordered the case closed. The plaintiffs have 30 days from the court’s order to file a notice of appeal. If the plaintiffs choose to file an appeal, we cannot predict the timing, outcome or consequences of such an appeal or of this class action if the court’s order of dismissal is vacated or reversed. We believe this case is without merit and intend to defend the actions vigorously. For risks and uncertainties relating to pending cases against us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in a shareholder class action, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”
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
Ordinary Shares
.
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
Conversion
.
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
When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month
period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
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
Inflation Risk
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in recent years, we may be affected if China experiences higher rates of inflation in the future.

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Not applicable.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Fees and Charges Our ADS Holders May Have to Pay
The Bank of New York Mellon is the Depositary of our American Depositary Share (“ADS”) program. A holder of ADSs may have to pay certain fees to The Bank of New York Mellon, as depositary (the “Depositary”), and certain taxes, registration and transfer charges and fees and governmental charges and fees. the Depositary collects fees for delivery and surrender of ADSs directly from holders depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. Each ADS represents seven Class A ordinary shares (the “Shares”)deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the Depositary (the “Custodian”). or any other Deposit Securities held by them    “Deposited Securities” as of any time shall mean Shares at such time deposited or deemed to be deposited under the Deposit Agreement, including without limitation, Shares that have not been successfully delivered upon surrender of the ADSs, and any other securities, cash or other property received by the Depositary or the Custodian in respect of the Deposited Securities and at that time held under the Deposit Agreement.. the Depositary’s office is located at 240 Greenwich Street, New York, New York 10286.

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

Fees and Other Payments Made by the Depositary to Us
The Depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. the Depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the Depositary collects from investors. We received net reimbursement of US$100,500.08 from the Depositary for our expenses incurred in 2021 in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Material Modifications to the Rights of Security Holders
See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.
On May 7, 2021, we held an extraordinary general meeting of shareholders, or the 2021 EGM. At the 2021 EGM, the shareholders voted on two proposals including that: (i) our authorized share capital be changed to US$250,000, divided into 2,000,000,000 shares of a par value of US$0.000125 each, comprising of (i) 750,000,000 Class A ordinary shares, (ii) 250,000,000 Class B ordinary shares, and (iii) 1,000,000,000 shares of no specific class of a par value of US$0.000125 each, by the re-designation
of 1,000,000,000 authorized but unissued Class A ordinary shares as shares of no specific class; and (2) our Fourth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association. Both proposals were passed as resolutions.
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
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and acting chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and acting chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules
13a-15
(f) under the Exchange Act. Our management, with the participation of our chief executive officer and acting chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021.

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
20-F
does not include an attestation report of our independent registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are “emerging growth companies” which we are, are not required to provide the auditor attestation.
Internal Control over Financial Reporting
Prior to our initial public offering in October 2018, we were a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.
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

	For the year ended December 31,
	2019	2020	2021
	(in US$ thousands)
Audit fees (1)	1,975	650	450
Audit-related fees (2)	—	—	—
Tax fees (3)	—	—	—
All other fees (4)	—	105	—

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
In December 2019, our board of directors approved a share repurchase program under which we may purchase up to US$10 million worth of our Class A ordinary shares in the form of ADSs over the 12 months following December 2019. However, the outbreak of
COVID-19
followed shortly after the approval of the share repurchase program. As a result, to ensure that we can overcome the related market challenges in the near term and maintain a healthy cash position, we have not repurchased any of our ADSs as of the date of this annual report. The share repurchase program is no longer effective. We will continue to monitor the market. We may initiate another share repurchase program in 2022 when appropriate.

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

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection
Not applicable.

PART III

Item 17.	Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
The consolidated financial statements of Pintec Technology Holdings Limited, its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1*	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

2.3	Deposit Agreement (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333¬226188), as amended, initially filed with the SEC on July 16, 2018)

2.4	Description of Securities

4.1	2017 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.4	English translation of Exclusive Business Cooperation Agreement between Sky City (Beijing) Technology Co., Ltd. and Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated December 13, 2017 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

Exhibit Number	Description of Document

4.5	English translation of Exclusive Option Agreement among Sky City (Beijing) Technology Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) and shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated December 13, 2017 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.6	English translation of Equity Pledge Agreement among Sky City (Beijing) Technology Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) and shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated December 13, 2017 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

Exhibit Number	Description of Document

4.7	English translation of the Power of Attorney of the shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated December 13, 2017 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.8	English translation of Exclusive Business Cooperation Agreement between Pintec (Beijing) Technology Co., Ltd. and Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021

4.9	English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021

4.10	English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021

4.11	English translation of the Power of Attorney by Xin Sun, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021

4.12	English translation of the Power of Attorney by Wei Wei, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021

4.13	English translation of the Letter of Spousal Consent issued by the spouse of Xin Sun, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd., dated January 21, 2021

4.14	English translation of the Letter of Spousal Consent issued by the spouse of Wei Wei, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd., dated January 21, 2021

4.15	English translation of Exclusive Business Cooperation Agreement between Pintec (Beijing) Technology Co., Ltd. and Beijing Hongdian Fund Distributor Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.16	English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.35 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.17	English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.36 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.18	English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

Exhibit Number	Description of Document

4.19	English translation of the Power of Attorney by Beijing Xinshun Dingye Technology Co., Ltd., a shareholder of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.38 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.20	English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated January 30, 2019 (incorporated herein by reference to Exhibit 4.40 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.21	English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated January 30, 2019 (incorporated herein by reference to Exhibit 4.41 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.22	English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated January 30, 2019 (incorporated herein by reference to Exhibit 4.42 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.23	English translation of the Power of Attorney by Yudong Zheng, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated January 30, 2019 (incorporated herein by reference to Exhibit 4.43 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.24	English translation of the Termination Agreement by and among Pintec (Beijing) Technology Co., Ltd., Wei Wei, Xiaomei Peng, and Xuanji Intelligence (Beijing) Technology Co., Ltd. dated April 30, 2020

4.25	English translation of the Equity Interest Transfer Agreement between Xiaomei Peng and Yang Liu dated April 30, 2020

Exhibit Number	Description of Document

4.26	English translation of the Equity Interest Transfer Agreement between Wei Wei and Yang Liu dated April 30, 2020

4.27	English translation of the Equity Interest Transfer Agreement between Wei Wei and Shenzhen Xiaogang Technology Co., Ltd. dated April 30, 2020

4.28	English translation of the Concerted Action Agreement between Yang Liu and Shenzhen Xiaogang Technology Co., Ltd. dated April 30, 2020

4.29	English translation of the Intellectual Property License Agreement by and among Shanghai Anquying Technology Co., Ltd., Ganzhou Aixin Network Micro Finance Co., Ltd., Qilehui Credit Information Co., Ltd., Ganzhou Dumiao Intelligence Technology Co., Ltd., Myfin Insurance Broker Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd., Pintec (Beijing) Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd. and Xuanji Intelligence (Beijing) Technology Co., Ltd. dated April 30, 2020

4.30	English translation of the Supplementary Agreement by and among Yang Liu, Wei Wei, Shenzhen Xiaogang Technology Co., Ltd. and Xuanji Intelligence (Beijing) Technology Co., Ltd. dated June 1, 2020

4.31	English translation of “Jiequhua” Business Cooperation Agreement by and among Tianjin Quna Internet Finance Information Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated April 3, 2018 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.32	English translation of “Naquhua” Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated December 25, 2017 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.33	English translation of Supplemental Agreement (I) to Naquhua Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated February 2, 2018 (incorporated by reference to Exhibit 10.22 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.34	English translation of Supplemental Agreement (DI) to Naquhua Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated May 1, 2018 (incorporated by reference to Exhibit 10.23 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.35	Lerong Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Beijing Lerong Duoyuan Information Technology Co., Ltd. dated August 30, 2016 (incorporated by reference to Exhibit 10.24 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.36	Master Transaction Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.25 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.37	Restructuring Agreement by and among Pintec Holdings Limited and Shareholders, dated December 1, 2017 (incorporated by reference to Exhibit 10.26 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

Exhibit Number	Description of Document

4.38	Cooperation Framework Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.27 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.39	Non-Competition Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.28 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.40	Intellectual Property License Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.29 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.41	Loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xuan Zhang dated as of January 22, 2018, and amended as of March 9, 2018 (incorporated by reference to Exhibit 10.30 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.42	2018 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.31 to our registration Statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.43	Loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xijin (Shanghai) Venture Capital Management Co., Ltd. dated as of July 14, 2018 (incorporated by reference to Exhibit 10.32 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.44	Loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xijin (Shanghai) Venture Capital Management Co., Ltd. dated as of July 25, 2018 (incorporated by reference to Exhibit 10.33 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.45	Supplementary Agreement to loan agreement between Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. and Xijin (Shanghai) Venture Capital Management Co., Ltd. dated as of August 21, 2018 (incorporated by reference to Exhibit 10.34 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.46	English translation of Supplementary Agreement 2 to loan agreement between Shenzhen Qianhai Minheng Commercial (incorporated herein by reference to Exhibit 4.45 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.47	English translation of Ganzhou Aixin Micro Finance Co., Ltd. Purchase Agreement between Lerong Duoyuan (Beijing) Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd., dated as of March 18, 2019 (incorporated herein by reference to Exhibit 4.46 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.48	English translation of Loan Agreement among Shanghai Anquying Technology Co., Ltd., Beijing LeRong Duoyuan Information Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd., Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd., Pintec (Beijing) Technology Co., Ltd., Lerong Duoyuan (Beijing) Science and Technology Co., Ltd. and Jianianhua (Tianjin) Information Technology Co., Ltd. dated July 19, 2019 (incorporated herein by reference to Exhibit 4.47 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

Exhibit Number	Description of Document

4.49	English translation of Supplementary Agreement 1 to loan agreement among Shanghai Anquying Technology Co., Ltd., Beijing LeRong Duoyuan Information Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated July 19, 2019 (incorporated herein by reference to Exhibit 4.48 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.50	English translation of Supplementary Agreement 2 to loan agreement among Shanghai Anquying Technology Co., Ltd., Beijing LeRong Duoyuan Information Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated July 19, 2019 (incorporated herein by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.51	English translation of Loan Agreement among the Registrant, Jimu Holdings Limited, Next Hop Holdings Limited, Next Hop Hong Kong Limited and Sky City Hong Kong Limited dated July 19, 2019 (incorporated herein by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

Exhibit Number	Description of Document

4.52	English translation of Supplementary Agreement to loan agreement between the Registrant and Jimu Holdings Limited dated July 19 2019 (incorporated herein by reference to Exhibit 4.51 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.53	English translation of Information Service Cooperation Agreement among Beijing LeRong Duoyuan Information Technology Co., Ltd., Lerong Duoyuan (Beijing) Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated July 19, 2019 (incorporated herein by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.54	English translation of Share Transfer Agreement entered into among Jianianhua (Tianjin) Information Technology Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. and Yunnan Zhongzhiyuan Yunda Automobile Sales Co., Ltd. dated December 20, 2019 (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.55	English translation of Capital Increase Agreement entered into among Shenzhen Xinyuhao Technology Co., Ltd., Anquying (Tianjin) Technology Co., Ltd., Shenzhen Guoyu Commercial Factoring Co., Ltd. and Yunnan Zhongzhiyuan Yunda Automobile Sales Co., Ltd. dated December 20, 2019 (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.56	English translation of Loan Contract entered into among Shanghai Anquying Technology Co., Ltd., Shanghai Mandra Technology Co., Ltd., Dong Jun and Ganzhou Aixin Micro Finance Co., Ltd. dated August 30, 2019 (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.57	English translation of Equity Pledge Agreement entered into between Shanghai Mandra Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated August 30, 2019 (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.58	English translation of Loan Agreement entered into between Sky City (Beijing) Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated August 30, 2019 (incorporated by reference to Exhibit 4.48 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.59	English translation of Loan Agreement between Sikaisite (Beijing) Science and Technology Co., Ltd. and Lerong Duoyuan (Beijing) Technology Co., Ltd. dated September 9, 2019 (incorporated by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.60	English translation of Partnership Agreement entered into between Yinchuan Xingyin Investment Fund Partnership (Limited Partnership) and Pintec (Ganzhou) Technology Co., Ltd. dated October 21, 2019 (incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.61	English translation of Share Transfer Agreement entered into between Pintec (Ganzhou) Technology Co., Ltd. and Pintec (Yinchuan) Technology Co., Ltd. dated November 20, 2019 (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

Exhibit Number	Description of Document

4.62	English translation of Capital Increase Agreement entered into among Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership), Pintec (Yinchuan) Technology Co., Ltd. and Pintec (Ganzhou) Technology Co., Ltd. dated November 20, 2019 (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

Exhibit Number	Description of Document

4.63	English translation of Supplementary Agreement to Information Service Cooperation Agreement entered into among the Beijing LeRong Duoyuan Information Technology Co., Ltd., Lerong Duoyuan (Beijing) Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated December 2019 (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.64	English translation of Equity Interest Transfer Agreement by and among Pintec (Yinchuan) Technology Co., Ltd., Ningxia Fengyin Enterprise Management Consulting LLP and Yinchuan Chuanxi Technology Co., Ltd. dated October 22, 2020.

4.65	English translation of the Supplementary Agreement I by and among Yinchuan Chuanxi Technology Co., Ltd., Ningxia Fengyin Enterprise Management Consulting LLP and Pintec (Yinchuan) Technology Co., Ltd. dated October 22, 2020.

4.66	English translation of the Supplementary Agreement II by and among Yinchuan Chuanxi Technology Co., Ltd., Ningxia Fengyin Enterprise Management Consulting LLP and Pintec (Yinchuan) Technology Co., Ltd. dated October 22, 2020.

4.67	English translation of the Title Transfer Contract by and between Ningxia Gaoxin Software and Animation Development Co., Ltd. and Pintec (Yinchuan) Technology Co., Ltd. dated December 14, 2020.

4.68	English translation of the Supplementary Agreement to the Title Transfer Contract by and between Ningxia Gaoxin Software and Animation Development Co., Ltd. and Pintec (Yinchuan) Technology Co., Ltd. dated December 14, 2020.

4.69	Warrant to Purchase Class A Ordinary Shares dated October 16, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed with the SEC on April 7, 2021)

4.70	Share Purchase Agreement by and among Sky City Holdings Limited (BVI), Pinte Technology Holdings Limited, Hzone Holdings Limited, Riche Bright Securities Limited dated April 9, 2021

4.71	English translation of Equity Transfer Agreement by and among Sky City (Beijing) Technology Co., Ltd., Jing Shi, Yingzi Peng and Shenzhen Jishengtai Technology Co. Ltd. dated April 12, 2021

4.72*	English translation of Capital Increase Agreement by and among Beijing Xiao Benniao Information Technology Co., Ltd., Xu Danxia, Zheng Yu, Liu Feng, Shi Haonan, Lv Yin and Sky City (Beijing) Technology Co., Ltd. dated August 16, 2021

4.73*	English translation of Shareholders’ Agreement by and among Beijing Xiao Benniao Information Technology Co., Ltd., Xu Danxia, Zheng Yu, Liu Feng, Shi Haonan, Lv Yin and Sky City (Beijing) Technology Co., Ltd. dated August 16, 2021

4.74*	English translation of Cooperation Agreement by and among Pintec Technology Holdings Limited, NCA DEVELOPMENT UNIT TRUST and FT Synergy Pte. Ltd. dated September 27, 2021

4.75*	English translation of Investment Termination Agreement by and among Beijing Xiao Benniao Information Technology Co., Ltd., Xu Danxia, Zheng Yu and Sky City (Beijing) Technology Co., Ltd. dated December 28, 2021

Exhibit Number	Description of Document

4.76*	English translation of Equity Transfer Agreement by and among Peng Jun, Tang Mei and Sky City (Beijing) Technology Co., Ltd. dated January 10, 2022

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Shihui Partners

15.2*	Consent of Travers Thorp Alberga

15.3*	Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pintec Technology Holdings Limited

By:	/s/ Victor Huike Li
Name:	Victor Huike Li
Title:	Chief Executive Officer
Date: April 28, 2022

Pintec Technology Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Pintec Technology Holdings Limited.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Pintec Technology Holdings Limited (the “Company”) as of December 31, 2020 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in equity/(deficit) and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company, as of December 31, 2020 and 2021, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
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
Beijing, China
April 28, 2022

PINTEC TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(RMB and US$ in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$ Note 2 (f)
ASSETS
Current assets:
Cash and cash equivalents	377,160	217,901	34,193
Restricted cash	137,220	1,468	230
Short-term financing receivables, net	70,783	97,200	15,252
Short-term financial guarantee assets, net	18,569	12,947	2,032
Accounts receivable, net	50,979	36,854	5,783
Prepayments and other current assets, net	66,160	155,087	24,336
Amounts due from related parties, net	30	5,455	856

Total current assets	720,901	526,912	82,682

Non-current assets:
Non-current restricted cash	7,964	5,417	850
Long-term financing receivables, net	2,835	571	90
Long-term financial guarantee assets, net	698	184	29
Long-term investments	121,179	122,572	19,234
Deferred tax assets	1,053	—	—
Property, equipment and software, net	107,208	95,695	15,017
Intangible assets, net	16,666	9,882	1,551

Total non-current assets	257,603	234,321	36,771

TOTAL ASSETS	978,504	761,233	119,453

LIABILITIES
Current liabilities:
Short-term borrowings (including amounts of the consolidated VIEs of RMB130,000 and nil, respectively)	130,000	—	—
Short-term funding debts (including amounts of the consolidated VIEs of RMB2,841 and RMB30, respectively)	2,841	30	5
Accounts payable (including amounts of the consolidated VIEs of RMB8,976 and RMB20,443, respectively)	10,360	21,400	3,358
Amounts due to related parties, current (including amounts of the consolidated VIEs of RMB271,419 and RMB289,936, respectively)	271,419	289,936	45,497
Tax payable (including amounts of consolidated VIEs of RMB23,334 and RMB26,402, respectively)	26,971	30,901	4,849
Financial guarantee liabilities (including amounts of consolidated VIEs of RMB20,260 and RMB13,736, respectively)	20,260	13,736	2,155
Accrued expenses and other liabilities (including amounts of consolidated VIEs of RMB19,567 and RMB23,690, respectively)	59,754	48,963	7,682

Total current liabilities	521,605	404,966	63,546

Non-current liabilities:
Convertible loan (including amounts of consolidated VIEs of nil and nil, respectively)	400,000	400,000	62,769
Deferred tax liabilities (including amounts of consolidated VIEs of nil and nil, respectively)	701	1,493	234
Other non-current liabilities (including amounts of consolidated VIEs of nil and RMB210, respectively)	8,148	19,331	3,034
Amounts due to related parties, non-current (including amounts of consolidated VIEs of nil and nil, respectively)	—	472	74
Total non-current liabilities	408,849	421,296	66,111

TOTAL LIABILITIES	930,454	826,262	129,657

Commitments and contingencies (Note 24)
EQUITY
Class A Ordinary Shares (US$ 0.000125 par value per share; 348,217,505 shares authorized as of December 31, 2020 and 2021; 247,852,996 and 249,085,237 shares outstanding as of December 31, 2020 and 2021 , respectively)	232	233	37
Class B Ordinary Shares (US$ 0.000125 par value per share; 51,782,495 shares authorized as of December 31, 2020 and 2021; 50,939,520 shares outstanding as of December 31, 2020 and 2021)	42	42	7
Additional paid-in capital	1,985,792	1,992,321	312,639
Statutory reserves	30,763	31,279	4,908
Accumulated other comprehensive income	19,913	9,120	1,431
Accumulated deficit	(2,155,679)	(2,257,924)	(354,318)

Total shareholders’ deficit	(118,937)	(224,929)	(35,296)

Non-controlling interests	166,987	159,900	25,092

TOTAL EQUITY/(DEFICIT)	48,050	(65,029)	(10,204)

TOTAL LIABILITIES AND EQUITY	978,504	761,233	119,453

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(RMB and US$ in thousands, except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ Note 2 (f)
Revenues:
Technical service fees	1,077,760	330,665	115,272	18,088
Installment service fees	187,359	42,707	16,949	2,660
Wealth management service fees and others	20,117	4,892	41,019	6,437

Total revenues	1,285,236	378,264	173,240	27,185

Cost of revenues:
Funding cost	(51,759)	(16,525)	(583)	(91)
( Provision )/Reversal for credit losses	(33,942)	(45,090)	1,934	303
Origination and servicing cost	(290,398)	(100,760)	(94,186)	(14,780)
( Cost on )/Recover of guarantee	(193,426)	(100,347)	4,689	736
Service cost charged by Jimu Group-related party	(200,163)	(23,052)	(1,574)	(247)

Cost of revenues	(769,688)	(285,774)	(89,720)	(14,079)

Gross profit	515,548	92,490	83,520	13,106

Operating expenses:
Sales and marketing expenses	(69,593)	(44,697)	(40,936)	(6,424)
General and administrative expenses	(1,095,311)	(147,753)	(88,111)	(13,827)
Research and development expenses	(79,079)	(37,521)	(22,714)	(3,564)
Impairment loss of goodwill and intangible assets	—	(69,358)	(3,096)	(486)
Total operating expenses	(1,243,983)	(299,329)	(154,857)	(24,301)

Operating loss	(728,435)	(206,839)	(71,337)	(11,195)

Loss from equity method investments	(8,149)	(11,523)	—	—
Loss from disposal of a subsidiary	—	—	(5,498)	(863)
Impairment on prepayment for long-term investment	(200,000)	—	—	—
Impairment loss on equity investment	—	(15,908)	—	—
Interest expenses, net	(19,017)	(34,332)	(32,453)	(5,093)
Other income, net	7,923	21,658	7,340	1,152
Interest income from related parties	43,156	—	—	—
Loss before income tax expense	(904,522)	(246,944)	(101,948)	(15,999)

Income tax expense	(1,968)	(49,196)	(6,872)	(1,078)
Net loss	(906,490)	(296,140)	(108,820)	(17,077)

Net loss attributable to non-controlling interest	(595)	(2,205)	(7,091)	(1,113)
Net loss attributable to Pintec Technology Holdings Limited shareholders	(905,895)	(293,935)	(101,729)	(15,964)
Other comprehensive income/(loss):
Fair value change in available for sale investment	—	(421)	(91)	(14)
Foreign currency translation adjustments, net of nil tax	11,876	(22,556)	(10,702)	(1,678)

Total other comprehensive income/(loss)	11,876	(22,977)	(10,793)	(1,692)

Total comprehensive loss	(894,614)	(319,117)	(119,613)	(18,769)

Total comprehensive loss attributable to non-controlling interest	(595)	(2,205)	(7,091)	(1,113)
Total comprehensive loss attributable to Pintec Technology Holdings Limited shareholders	(894,019)	(316,912)	(112,522)	(17,656)
Loss per ordinary share
Basic and Diluted	(3.21)	(0.99)	(0.34)	(0.05)
Weighted average number of ordinary shares outstanding
Basic and Diluted	282,129,663	297,334,389	299,714,670	299,714,670
Share-based compensation expenses included in
Cost of revenues	250	18	(13)	(2)
Sales and marketing expenses	1,565	3,182	354	56
General and administrative expenses	12,785	7,054	2,370	372
Research and development expenses	3,247	1,644	1,082	170
The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)
(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

	Pre-IPO Class A Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Statutory Reserve	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Noncontrolling interests	Total Equity/ (Deficit)
	Share	Amount	Share	Amount	Share	Amount

		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of December 31, 2018	—	—	213,811,958	185	51,782,495	43	1,739	1,896,993	31,014	(872,698)	—	1,057,276

Impact on adoption of ASC 606	—	—	—	—	—	—	—	—	—	(54,127)	—	(54,127)
Exercise of Share-based options	—	—	29,737,638	26	—	—	—	—	—	—	—	26
Shares issued to acquire a subsidiary	—	—	106,636	—	—	—	—	1,187	—	—	—	1,187
Warrant issued	—	—	—	—	—	—	—	26,290	—	—	—	26,290
Reassignment of Class B Ordinary Shares to Class A Ordinary Shares	—	—	842,975	1	(842,975)	(1)	—	—	—	—	—	—
Addition of noncontrolling interests resulting from selling of interests in a subsidiary	—	—	—	—	—	—	—	364	—	—	19,787	20,151
Contribution from non-controlling interests in a subsidiary	—	—	—	—	—	—	—	—	—	—	150,000	150,000
Share-based awards to employee of the Group	—	—	—	—	—	—	—	17,847	—	—	—	17,847
Net loss	—	—	—	—	—	—	—	—	—	(905,895)	(595)	(906,490)
Appropriation to statutory reserve	—	—	—	—	—	—	27,920	—	—	(27,920)	—	—
Share-based awards to employee of Jimu Group	—	—	—	—	—	—	—	34,684	—	—	—	34,684
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	11,876	—	—	11,876
As of December 31, 2019	—	—	244,499,207	212	50,939,520	42	29,659	1,977,365	42,890	(1,860,640)	169,192	358,720

Exercise of options	—	—	3,353,789	20	—	—	—	—	—	—	—	20
Share-based awards to employee of the Group	—	—	—	—	—	—	—	11,898	—	—	—	11,898
Share-based awards to employee of Jimu Group	—	—	—	—	—	—	—	(3,471)	—	—	—	(3,471)
Net loss	—	—	—	—	—	—	—	—	—	(293,935)	(2,205)	(296,140)
Appropriation to statutory reserve	—	—	—	—	—	—	1,104	—	—	(1,104)	—	—
Fair value change in available for sale investment	—	—	—	—	—	—	—	—	(421)	—	—	(421)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(22,556)	—	—	(22,556)
As of December 31, 2020	—	—	247,852,996	232	50,939,520	42	30,763	1,985,792	19,913	(2,155,679)	166,987	48,050

Exercise of options	—	—	1,232,241	1	—	—	—	—	—	—	—	1
Non-controlling interests contribution	—	—	—	—	—	—	—	—	—	—	4	4
Share-based awards to employee of the Group	—	—	—	—	—	—	—	3,793	—	—	—	3,793
Share-based awards to employee of Jimu Group	—	—	—	—	—	—	—	2,736	—	—	—	2,736
Net loss	—	—	—	—	—	—	—	—	—	(101,729)	(7,091)	(108,820)
Appropriation to statutory reserve	—	—	—	—	—	—	516	—	—	(516)	—	—
Fair value change in available for sale investment	—	—	—	—	—	—	—	—	(91)	—	—	(91)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(10,702)	—	—	(10,702)
As of December 31, 2021	—	—	249,085,237	233	50,939,520	42	31,279	1,992,321	9,120	(2,257,924)	159,900	(65,029)

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ Note 2 (f)
Cash flows from operating activities:
Net loss	(906,490)	(296,140)	(108,820)	(17,077)
Adjustments to reconcile net loss to net cash provided by /(used in) operating activities:
Depreciation and amortization	12,289	15,225	12,356	1,939
Share-based compensation expenses	17,847	11,898	3,793	596
Provision/(reversal) for doubtful accounts and credit losses	961,851	50,965	(7,276)	(1,142)
Impairment on prepayment for long-term investment	200,000	—	—	—
Impairment loss of goodwill and intangible assets	—	69,358	3,096	486
Impairment loss on equity investment	—	15,908	—	—
Loss from equity-method investments	8,149	11,523	—	—
Loss from disposal of a subsidiary	—	—	5,498	863
Accretion of debt instrument	7,343	18,947	—	—
Deferred income tax	(17,263)	46,915	1,845	290
Change in the fair value of contingent consideration payable from acquisition of Infrarisk	1,496	985	—	—
Changes in operating assets and liabilities:
Short-term and long-term financing receivables	112,540	108	(2,415)	(379)
Short-term and long-term financial guarantee assets	(86,939)	83,806	6,523	1,024
Accounts receivable	(49,780)	17,162	10,473	1,643
Amounts due from related parties, net	83,020	(8,076)	3,486	547
Prepayments and other current assets	2,112	12,299	4,636	727
Short-term and long-term funding debts	(172,792)	(22,210)	—	—
Accounts payable	15,070	(47,362)	11,281	1,770
Amounts due to related parties	(30,495)	261,229	18,989	2,980
Tax payable	(5,539)	(12,755)	3,859	606
Financial guarantee liabilities	86,397	(81,673)	(6,523)	(1,024)
Accrued expenses and other liabilities	(63,737)	(91,149)	7,017	1,100

Net cash provided by/(used in) operating activities	175,079	56,963	(32,182)	(5,051)

Cash flows from investing activities:
Purchase of property, equipment and software	(10,015)	(97,801)	(177)	(28)
Proceeds from disposal of property, equipment and software	—	924	1,964	308
Prepayment for financing receivable	(200,000)	—	—	—
Financing receivables facilitated	(1,988,899)	(360,984)	(326,637)	(51,256)
Collection of principal on financing receivables	2,313,229	691,655	306,835	48,149
Collection of loan from a third party	135,296	—	—	—
Net cash advances to Jimu Group	(697,754)	293	232	36

Loans provided to Jimu Group	(137,000)	(40,000)	—	—
Collection of loan from Jimu Group	122,000	40,000	—	—
Cash acquired due to acquisition of Qilehui (Note 4)		26	—	—
Cash acquired due to acquisition of Ganzhou Micro Finance (Note 4)	42,591	—	—	—
Purchase of Infrarisk, net of cash acquired (Note 4)	(3,650)	—	—	—
Purchase of long-term investments	(91,500)	(41,494)	—	—
Equity transfer consideration paid to Jimu Group	(23,000)	—	—	—
Prepayment of intent acquisition (Note 7)	—	—	(100,000)	(15,692)
Net cash outflow from disposal of subsidiary	—	—	(1,681)	(264)

Net cash (used in)/provided by investing activities	(538,702)	192,619	(119,464)	(18,747)

Cash flows from financing activities:
Proceeds from short-term and long-term borrowings	495,000	50,000	—	—
Repayment of short-term and long-term borrowings	(315,000)	(320,000)	(130,000)	(20,400)
Loan received from third parties	17,000	—	—	—
Loan repayment to third parties	(17,000)	—	—	—
Repayment of loans to Jimu Group	(23,831)	—	—	—
Proceeds from funding debts	682,100	—	—	—
Proceeds from related parties as funding debts	—	—	472	74
Principal repayments on funding debts	(904,074)	(296,659)	(2,811)	(441)
Proceeds from issuance of convertible loans	—	400,000	—	—
Proceeds from issuance of debt instrument	100,000	—	—	—
Repayment of debt instrument	—	(100,000)	—	—
Proceeds from exercise of options	26	20	1	—
Proceeds from capital injection by non-controlling shareholders	170,151	—	4	1
Proceeds from notes payable	20,000	—	—	—
Repayment of notes payable	—	(20,000)	—	—

Net cash provided by/(used in) financing activities	224,372	(286,639)	(132,334)	(20,766)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	10,114	(21,503)	(13,578)	(2,131)

Net decrease in cash, cash equivalents and restricted cash	(129,137)	(58,560)	(297,558)	(46,695)
Cash, cash equivalents and restricted cash at beginning of the year	710,041	580,904	522,344	81,968
Including:
Cash and cash equivalents at beginning of the year	457,442	102,755	377,160	59,185
Restricted cash at beginning of the year	252,599	382,695	137,220	21,533
Non-current restricted time deposits at beginning of the year	—	95,454	7,964	1,250
Cash, cash equivalents and restricted cash at end of the year	580,904	522,344	224,786	35,273

Including:
Cash and cash equivalents at end of the year	102,755	377,160	217,901	34,193
Restricted cash at end of the year	382,695	137,220	1,468	230
Non-current restricted time deposits at end of the year	95,454	7,964	5,417	850
Supplemental disclosure of cash flow information:
Cash paid for interest and funding cost	64,121	49,473	36,654	5,752
Cash paid for income tax expense	33,419	6,455	1,097	172
Non-cash investing activities:
Net off amount due to Jimu Group arising from acquisition of Ganzhou Micro Finance with due from Jimu Group	230,000	—	—	—
Contingent payables related to acquisition of Infrarisk	(11,215)	—	—	—
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

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

As of December 31, 2021, the Company’s principal subsidiaries, consolidated VIEs and subsidiaries of VIEs (collectively the “Group”) are as follows.

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
The Company:

Pintec Technology Holdings Limited (“Pintec”)	March 2, 2017	The Cayman Islands		Investment holding

Wholly owned subsidiaries:

Sky City (Beijing) Technology Co., Ltd. (“Sky City WFOE”)	December 22, 2016	The PRC	100%	Investment holding

Anxunying (Tianjin) Commercial Factoring Co., Ltd. (“Anxunying Tianjin”)	December 3, 2018	The PRC	100%	Lending solution business

Pintec (Beijing) Technology Co., Ltd (“Pintec Beijing WFOE”)	December 21, 2016	The PRC	100%	Investment holding

Qilehui Credit Information Co., Ltd (“Qilehui”)	August 31, 2020	The PRC	100%	Corporate credit investigation

VIEs and VIEs subsidiaries (referred to as “Pintec Operating Entities”):

Beijing Hongdian Fund Distributor Co., Ltd. (“Beijing Hongdian”)	April 13, 2015	The PRC	100%	Wealth management solution business

Shanghai Anquying Technology Co., Ltd. (“Shanghai Anquying”)	November 16, 2015	The PRC	100%	Lending solution business

Myfin Insurance Broker Co., Ltd (“Myfin Insurance”)	December 17, 2015	The PRC	60%	Insurance solution business

Anquying (Tianjin) Technology Co., Ltd. (“Tianjin Anquying”)	January 29, 2016	The PRC	100%	Lending solution business

Xuanji Intelligence (Beijing) Technology Co., Ltd. (“Beijing Xuanji”)	May 31, 2016	The PRC	100%	Wealth management solution business

Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. (“Shenzhen Minheng”)	June 30, 2016	The PRC	100%	Lending solution business

Pintec Jinke (Beijing) Technology Information Co., Ltd., (formerly known as Hezi (Beijing) Consultants Co., Ltd) (“Beijing Jinke”)	January 3, 2017	The PRC	100%	Wealth management solution business

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities

Ganzhou Dumiao Intelligence Technology Co., Ltd (formerly known as Anquying (Ganzhou) Technology Co., Ltd.) (“Ganzhou Anquying”)	May 27, 2017	The PRC	100%	Lending solution business

Anquyun (Tianjin) Technology Co., Ltd. (“Tianjin Anquyun”)	January 2, 2018	The PRC	100%	Lending solution business

Beijing Xinshun Dingye Technology Co., Ltd. (“Xinshundingye”)	January 30, 2019	The PRC	100%	Wealth management solution business

Ganzhou Aixin Network Micro Finance Co., Ltd, (formerly known as Ganzhou Jimu Micro Finance Co., Ltd.) (“Ganzhou Micro Finance”)	March 21, 2019	The PRC	100%	Micro-loan Lending

Pintec Yunke (Ganzhou) Technology Information Co., Ltd. (“Pintec Yunke”)	May 9, 2019	The PRC	100%	Lending solution business

Subsidiaries:

Janko Loans Pty Ltd	September 1, 2021	Australia	50%	Lending solution business

Wagepay Pty Ltd	September 1, 2021	Australia	50%	Lending solution business

(c)	Variable interest entities (excluding the consolidated trust as discussed in Note 2(j))
In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content, the Group operates its websites and carries out other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain current or former management members family members of founders as nominee shareholders. The Group obtained control over these PRC domestic companies through certain PRC subsidiaries, by entering into a series of contractual arrangements with these PRC domestic companies and their nominee shareholders. To comply with PRC laws and regulations which prohibit or restrict foreign ownership of internet content, the nominee shareholders are legal owners of an entity. However, the rights of those nominee shareholders have been transferred to the Group’s relevant PRC subsidiaries through such contractual arrangements. These contractual arrangements include exclusive option agreements, exclusive business cooperation agreements, equity pledge agreement and powers of attorney. Management concluded that the Group’s relevant PRC subsidiaries, through the contractual arrangements, have the power to direct the activities that most significantly impact economic performance of these PRC domestic companies, bear the risks of and enjoy the rewards normally associated with ownership of these PRC domestic companies. Therefore, these PRC domestic companies are VIEs of the Group’s relevant PRC subsidiaries, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated the financial statements of these PRC domestic companies.
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

The following consolidated financial information of the Group’s VIEs as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 were included in the Group’s consolidated financial statements as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Total assets	440,444	307,249
Total liabilities	476,397	374,447

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Total net revenues	1,272,943	352,604	147,883
Net (loss)/income	(520,791)	(111,765)	40,717

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash provided by operating activities	404,851	128,547	82,587
Net cash (used in)/provided by investing activities	(165,957)	289,956	(19,956)
Net cash provided by/(used in) financing activities	86,906	(666,659)	(132,810)
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
Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F
-13

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
All significant intercompany transactions and balances between the Company, its consolidated subsidiaries and the consolidated VIEs have been eliminated upon consolidation.

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
Significant accounting estimates reflected in the Group’s consolidated financial statements include provision for doubtful accounts and credit losses, valuation and recognition of share-based compensation expenses, uncertain tax positions, valuation allowance of deferred tax assets, fair value of assets and liabilities acquired in business combinations, impairment of long-lived assets including goodwill, the fair value of financial guarantee liabilities under ASC 460, the useful lives of property, equipment and software and intangible assets, and fair values of the debt instruments issued with warrants. Changes in facts and circumstances may result in revised estimates.

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
The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s subsidiary incorporated in Hong Kong and BVI is United States dollars (“US$”). The functional currency of the Group’s subsidiary incorporated in Australia is Australian dollars (“AUD”). The functional currency of the Group’s subsidiary incorporated in Singapore is Singapore dollars (“SGD”). The functional currency of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries determined their functional currency to be RMB.
Transactions denominated in foreign currencies other than functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive loss.
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
The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statements of changes in equity/(deficit) and a component of other comprehensive income/ (loss) in the consolidated statement of operations and comprehensive loss.

(f)	Convenience translation
Translations of the consolidated balance sheets, the consolidated statement of operations and comprehensive loss and the consolidated statement of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of

US$1.00=
RM
B6.3726,
representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(g)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

The Company had cash and cash equivalents of RMB377,160 and RMB217,901 as of December 31, 2020 and 2021, respectively.

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
The restricted cash primarily represent: (i) time deposits securing the Group’s borrowings from financial institutions. The borrowings are designated to support the Group’s general operation and could not be used to fund the Group’s financing receivables. (ii) dedicated funding demanded by the China Banking and Insurance Regulatory Commission (“CBIRC”) for insurance business. (iii) restricted deposits requested by financial partner for business purpose.
 The Company had restricted cash of RMB137,220 and RMB1,468 as of December 31, 2020 and 2021, respectively.

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
(3) personal and business installment loans to borrowers which are financed via securitization vehicles in the form of trust arrangements (the “Trusts”), where the Group’s funding source include the proceeds from third-party investors of the Trusts. By the end of 2020, the Trusts arrangement was ended.
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
(4) Accrued interest income on financing receivables
Accrued interest income on financing receivables is calculated based on the contractual interest rate of the loan and recorded as installment service fees as earned. Financing receivables are placed on non-accrual
status upon reaching 90 days past due in operating entities in PRC, and 60
 days past due in in operating entities in Australia. When a financing receivable is placed on non-accrual
status, the Group stops accruing interest as of such date. The Group does not resume accrual of interest after a loan has been placed on non-accrual
basis.
The Company charges off the accrued interest receivable against the related allowance when management determines that full repayment of a loan is not probable. Generally, charge-off
occurs after the 90th day of delinquency in operating entities in PRC,
and
the 6
0
th
day of delinquency in operating entities in Australia. All accrued but unpaid interest as of such date is charged off against the provision for credit loss. The primary factor in making such determination is the assessment of potential recoverable amounts from the delinquent debtor.
(5) Nonaccrual financing receivables and
charged-off
financing receivables
The Group considers a financing receivable to be delinquent when a monthly payment is one day past due. When the Group determines it is probable that full repayment of a loan will not be made, the remaining unpaid principal balance is charged off against the allowance for credit losses. Generally, charge-offs occur after 90 days of delinquency in operating entities in PRC, and
60
days in operating entities in Australia. Installment service fees for nonaccrual financing receivables is recognized upon the collection of cash.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(k)	Accounts receivable, net
Accounts receivables are stated at the historical carrying amount net of the allowance for doubtful accounts. The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the age of the balance, the customer’s payment history, and current credit worthiness, and current economic trends. For accounts receivable from individuals, the balances are charged off after 90 days of delinquency. Accounts receivable were RMB50,979 and RMB36,854 as of December 31, 2020 and 2021.

(l)	Long-term investments
Long-term investments represent the Group’s equity investments in privately held companies accounted for equity method, equity investments without readily determinable fair values, and the available for sale investment.
(1) Equity investments accounted for using the equity method
The Group applies the equity method of accounting to equity investments, in common stock or in-substance
common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive income/(loss) after the date of acquisition. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income/(loss) if any.
(2) Equity investments without readily determinable fair values
Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU
2016-01
(the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive income/(loss). The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income/(loss) if any.
(3) Available for sale investment
Available for sale investment mainly consist of an investment in a private equity fund subscribed from an asset management company.
Avail
able-for-sale
securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in interest income in the consolidated statements of operations and comprehensive income/(loss) during the period in which the gain or loss is realized.

For the years ended December 31, 2019, 2020 and 2021, no impairment was recorded for the available for sale investment.

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
The enterprise credit investigation license acquired from acquisition of Qilehui is recognized as an intangible asset with indefinite life and evaluated for impairment when an event occurs or circumstances change that could indicate that the asset might be impaired. Such impairment test compares the fair values of asset with its carrying value and an impairment loss is recognized if and when the carrying amounts exceed the fair value.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(o)	Goodwill
Goodwill represents the excess of the purchase price over fair value of the identifiable assets and liabilities acquired in a business combination.
Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31 of each balance sheet date and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired.
T
he Company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.
If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its fair value, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Company recognized a goodwill impairment charge of nil,
 RMB37,593
and nil
for the years ended December 31, 20
19, 2020
 and 202
1
, respectively.

(p)	Impairment of long-lived assets
The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Group recorded impairment of long-lived assets of nil, RMB31,765 and RMB3,096 for the years ended 2019, 2020 and 2021, respectively.

(q)	Funding Debts
The proceeds received from financial partners to fund the Group’s on-balance
sheet financing receivables, are recorded as funding debts on the consolidated balance sheets. Those funding debt from related parties are recorded as amounts due to related parties on the consolidated balance sheets. Accrued interest payable is calculated based on the contractual interest rates of the funding debts and recorded in funding debts.

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
For the years ended December 31, 2019, 2020 and 2021, revenues recognized related to releasing of guarantee liabilities were RMB407,403, RMB138,483 and RMB27,035 respectively.
The ASC 450 component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability. The ASC 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio. The ASC 450 contingent component, including the net payouts by the Group when borrower defaults, is recognized as cost on guarantee, in the consolidated statement of operations and comprehensive loss.
As of December 31, 2020 and 2021, the maximum potential future payment the Group could be required to make were
RMB215,704 and RMB30,275, respectively.

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
The Company assesses the realization of the financial guarantee assets collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio and records an allowance for amounts that it estimates will not be realized. For the year ended December 31, 2019, the Company recorded expense of RMB12,527. For the year ended December 31, 2020, the Company recorded a reversal of RMB8,053, and for the year ended December 31, 2021, the Company recorded a reversal of RMB387 in the statement of operations and comprehensive loss.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(s)	Revenue recognition
The Group is principally engaged in providing lending solutions through its online technology platform. The Group earns its revenues by providing the following: (i) A lending solution which assists borrowers to obtain loans from third party investors and certain financial partners. The Group provides lending solution but does not provide loan by itself. For these services, the Group earns technical service fees. (ii) A lending solution for borrowers who want to finance their on-line
purchases from third parties (“Business Partners”) or who have personal or business installment loan requests. The Group provides financing for these borrowers and earns installment service fees (including interests). (iii) A wealth management and insurance product distribution solution for asset management and insurance companies respectively to facilitate the sale of their products. The Group earns wealth management service and commission on financial products distributed through the Group’s platform that were sold by these asset management, and earns insurance brokerage commission revenue determined as a percentage of premiums paid by the insured. The Group is not a party to the financial products or insurance products sold.
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
For technical service fees and wealth management service fees, the Group recognizes revenue pursuant to ASC 606. In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.
Technical service fees
Under ASC 606, the Group considers the online credit assessment and referral service and post-lending management service, collectively and guarantee service as two separate services, of which, the guarantee service is accounted for at fair value in accordance with ASC 460. Revenue from the guarantee services is recognized once the Company is released from the underlying risk (see Note2(r)).
As the online credit assessment and referral service and post-lending management service are not distinct, the Group identifies one performance obligation under ASC 606.
The Group determines the transaction price of technical service to be the service fees chargeable from the borrowers or institutional financial partners, net of value-added tax and excluding the transaction price allocated to guarantee service.

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
Wealth management service fee and others
The Group earns wealth management service fee from commission on financial products distributed through the Group’s platform that were sold by these asset management companies, and from providing brokerage service for insurance companies.
For wealth management service fee and others, the only performance obligation is to distribute the wealth management products on the Group’s platforms for the third-party asset management companies. The Group recognizes commissions on a net basis as the Group is not the primary obligor, it does not have the ability to establish the price nor does it bear the credit risk. The revenue is recognized at a point in time when the performance obligation is satisfied, which occurs when the underlying transaction is executed.
The Group provides insurance brokerage service primarily distributing insurance products as broker for insurance companies and earns brokerage commission revenue determined as a percentage of premiums paid by the insured. The commission rate is based on the bill provided by the insurance companies, and it is also under strict regulation of the CBIRC. As the Group’s performance obligation under brokerage service is to sell the insurance policy on behalf the insurance companies, the brokerage services revenue is recognized at the point in time when the insurance policy is signed and the premium is collected by insurance company.
Contract assets
The Group has no contract assets.
Contract liability

Contract liability consists of technical service fees received from borrowers before the Group has a right to invoice, and is recorded as “Deferred service fee” included in “Accrued expenses and other liabilities” on the consolidated balance sheets. For monthly consulting fee which is received monthly from customers and upfront fee which is received upon the successful matching of the loans, contract liability is recognized as revenue when service is provided. The amount of revenue recognized during the years ended December 31,
2019,
2020 and 2021 that was previously included in the contract liabilities balance as of December 31,
2018,
2019 and 2020
was RMB119,684,
 RMB66,576 and RMB6,890.

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
Origination and servicing cost mainly consists of costs that are paid for data used in credit assessments, users acquisition costs relating to revenue from lending solutions, bandwidth and data center costs, customer service support costs and fees paid to third-party payment channels.

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
The Binomial option pricing model is used to estimate fair value of the share options and restricted ordinary shares. The determination of estimated fair value of share-based payment awards on the grant date using an option pricing model was affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and any expected dividends. Shares that do not have quoted market prices, were valued based on the income approach. Determination of estimated fair value shares that do not have quoted market prices requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on similar companies in China.
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
Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the period of the enactment of the change.
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

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 ($15). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

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
(aa) Segment reporting
The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.
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
Basic loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and restricted shares using the treasury stock method, and convertible loan under if-convertible method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. Net loss per ordinary share is computed on Class A Ordinary Shares and Class B Ordinary Shares on the combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.

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
For the years ended December 31, 2019, 2020 and 2021, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB27,920, RMB1,104 and RMB516, respectively. No appropriation to other reserve funds was made for any of the periods presented.
(ee) Comprehensive loss
Comprehensive loss is defined to include all changes in shareholders’ equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments and unrealized loss of available for sales investment.

(ff) Out-of-period corrections
During 2021, the Group recorded an out-of-period adjustment to correct prior period errors relating to bad debt allowance on accounts receivable of RMB 2,903 and impairment of intangible assets of RMB 3,096 after an amortization of RMB 3,688. The Group evaluated the impacts of the out-of-period adjustment to correct the errors for year ended December 31, 2021 and for prior periods, both individually and in the aggregate, and concluded that the adjustments were not material to the consolidated financial statements for the year ended December 31, 2021 for all impacted periods.

(gg) Recently issued accounting pronouncements
The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

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
2019-10,
Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU
2020-05
defer the effective date for one year for entities in the “all other” category. For the Company as a EGC, the amendments in ASU
2020-05
are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU
2016-02
from January 1, 2022. The Group recorded the operating lease right-of-use assets
of 21,714
,
and operating lease liabilities of 21,538 at January 1, 2022 in the consolidated financial statements.

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
For the Group as a EGC, the amendments for ASU
2016-13
are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU
2016-13
from January 1, 2023. The Company is in the process of evaluating the effect of the adoption of this ASU.
Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position.

3.	Concentration and risks
Concentration of Business Partners
The Group generates the majority of revenues through a limited number of Business Partners. For the years ended December 31, 2019, 2020 and 2021, the Group generated the 43.6%, 49.9% and 53.8% of its total revenues, respectively, through cooperation with five Business Partners, among which 17.2%, 28.9% and 28.8% of total revenues were generated through cooperation with Qunar, which is a large mobile and online travel platform in China. The partnerships with these Business Partners are not on an exclusive basis, and the contract durations are short. If these Business Partners change their policies, terminate their partnership or do not renew their cooperation agreements with the Group, the business and result of operations of the Group may be materially and adversely affected.

Concentration of Financial Partners
The Group have historically relied on Jimu Group, which was considered as one of the Group’s related parties, for the funding of most of the loans issued by the Group. Jimu Box, Jimu Group’s online peer-to-peer
lending platform, was the funding source for 24% of the outstanding loans as of December 31, 2019. However, funding from Jimu Box decreased significantly in 2019 when Jimu Box announced its exit from the online lending platform business. Beginning in February 2020, Jimu Box initiated its plans to transition into a micro finance company. Loans funded by Jimu Box were minimal for the year
s
ended December 31, 2020 and 2021, representing only 4% and 0.19% of the outstanding loans as of December 31, 2020 and 2021, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

3.	Concentration and risks (Continued)

Credit risks
The Group’s credit risk primarily arises from financing receivables derived from the point-of-sale
installment loans and personal and business installment loans. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, financial guarantee assets, and amounts due from related parties. The Group holds its cash and cash equivalents, restricted cash at reputable financial institutions in the PRC and at international financial institutions with high ratings from internationally recognized rating agencies. Financing receivables, accounts receivable and financial guarantee assets are typically unsecured and are derived from revenues earned from customers in the PRC and Australia. Receivables due from customers are typically unsecured in the PRC and Australia and the credit risk with respect to which is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.
Amounts due from related parties, prepayments and other current assets are typically unsecured. In evaluating the collectability of the balance, the Group considers many factors, including the related parties and third parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.
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
The identifiable intangible assets acquired upon acquisition was the license to operate small loan business (the “Microcredit license”), which has an estimated useful life of approximately 17 years. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the intangible assets identified was determined by adopting the Multi-Period Excess Earning Method.

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
(ii) Acquisition and disposal of FT Synergy

On April 18, 2019, Pintec acquired 100% equity interest of FT Synergy Pty Ltd. (“FT Synergy”) for a purchase price of RMB16,191. FT Synergy owns a wholly owned subsidiary Infrarisk Pty Limited (“Infrarisk”), an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process. The assets acquired and liabilities assumed and operations of Infrarisk prior to the acquisition were not material. On September 27, 2021, the Company entered into an agreement with NCA Development Unit Trust (“NCA”), a trusted company incorporated in Australia held by a third party, under which the Company transferred out 85% of its equity interest in subsidiaries including FT Synergy and Infrarisk, and other VIE subsidiaries (collectively “FT Group”) at the consideration of nil. (the “Deconsolidation”). Upon the completion of this deconsolidation, the FT Group was deconsolidated since September 30, 2021 as the control has transferred to NCA
, the Group accounts for the remaining 15% of equity interests of FT Group afterward under long-term investment
.

The Deconsolidation of FT Group was not a strategic shift and would not have major impact on the Group’s business, therefore it was not qualified as discontinued operation. For the year ended December 31, 2021, net loss of RMB
5,498
was recognized for the disposal of FT Group.
(iii) Acquisition of Qilehui
On August 31, 2020, the Group acquired 100% equity interest of Qilehui, a company engaged in corporation credit investigation, which owns a credit investigation license, with a consideration of RMB10,000 prepaid by the Company in 2019. The assets acquired and liabilities assumed and operations of Qilehui prior to the acquisition were not material.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

5.	Financing receivables, net
The financing receivables, net, consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Short-term:
Short-term financing receivables	71,271	99,857
Allowance for credit losses	(488)	(2,657)

Short-term financing receivables, net	70,783	97,200

Long-term:
Long-term financing receivables	2,930	571
Allowance for credit losses	(95)	—

Long-term financing receivables, net	2,835	571

The following table summarizes the balances of financing receivables by due date.

	As of December 31,
	2020	2021
	RMB	RMB
Due in months:
0 - 12	71,271	99,857
13 - 24	2,930	571

Total financing receivables	74,201	100,428

The movement of the allowance for credit losses for the years ended December 31, 2019, 2020 and 2021 were as following:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	23,183	20,544	583
Addition due to acquisition of Ganzhou Micro Finance	17,470	—	—
Additions/(Reversal)	33,942	45,090	(1,934)
(Charge-offs)/Charge-offs reversal	(54,051)	(65,051)	4,008

Balance at end of the year	20,544	583	2,657

Aging analysis of past due financing receivables are as below:

Financing receivables	1 - 30 Days Past Due	31 - 60 Days Past Due	61 - 90 Days Past Due	91 Days or Greater Past Due	Total Past Due	Current	Total
As of December 31, 2020	164	154	106	—	424	73,777	74,201
As of December 31, 2021	1,354	700	232	—	2,286	98,142	100,428

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

6 .	Accounts receivable, net
Accounts receivable, net, consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Receivables for technical service fees from borrowers and financial partners	42,082	26,494
Receivables for marketplace service fees from asset management companies	981	1,062
Receivables for marketplace service fees from insurance companies and others	8,285	13,694

Total accounts receivable	51,348	41,250

Allowance for doubtful accounts	(369)	(4,396)

Accounts receivable, net	50,979	36,854

The movements in the allowance for doubtful accounts for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	13,845	4,780	369
Additions	23,182	6,110	1,152
(Charge-off)/Reversal Charge-off	(32,247)	(10,521)	2,875

Balance at end of the year	4,780	369	4,396

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

7 .	Prepayments and other current assets, net
Prepayments and other current assets, net consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Prepayment of intent acquisition *	—	100,000
Deposits to financial partners and other vendors	33,969	24,809
Prepaid expenses	19,555	16,186
Prepaid input VAT	6,607	8,618
Short-term loan to third parties	5,392	1,500
Receivables from third-party online payment platforms and business partners	959	1,477
Advance to staff	238	289
Others	940	4,344

Total prepayments and other current assets	67,660	157,223

Bad debt provision	(1,500)	(2,136)

Total prepayments and other current assets, net	66,160	155,087

*
On August 16, 2021, the Group entered into an investment agreement pursuant to which it agreed to invest a cash consideration of RMB100 million for a minority interest in Beijing Xiao Benniao Information Technology Co., Ltd. (the “XBN”). Since the business performance of XBN is not satisfying, the Group terminated its investment in XBN on December 28, 2021. Pursuant to the termination of investment agreement, XBN transferred 100% interest equity of its subsidiary High Vision (Beijing) Network Technology Co., Ltd. (“High Vision”) with RMB100 million cash in bank and no other assets or liabilities to the Group. On January 10, 2022, the Group acquired 100% equity interest of High Vision.

For the years ended December 31, 2019, 2020 and 2021, the Group made provision for prepayments and other current assets in the amount of nil, RMB 1,500 and RMB 636, respectively.

8 .	Property, equipment and software, net
Property, equipment and software, net consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Building	92,747	92,747
Computer and electronic equipment	14,442	12,166
Software	11,782	7,990
Office furniture and equipment	1,161	601
Leasehold improvement	1,473	1,458
Vehicle	664	—

Total	122,269	114,962

Less: Accumulated depreciation and amortization	(15,061)	(19,267)

Property, equipment and software, net	107,208	95,695

Depreciation and amortization expenses for the years ended December 31, 2019, 2020 and 2021 was RMB3,906, RMB3,516 and RMB8,830 respectively. In 2021, the Group disposed
equipment and software, mainly included
with the carry valu
e for
software of RMB 1,890,

computer and electronic equipment of RMB267, vehicle of RMB598 and office furniture and equipment of RMB82.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

9 .	Long-term investments
Long-term investments consist of equity investments accounted for using the equity method, equity investments without readily determinable fair values and available for sale investment. The following table sets forth the changes in the Group’s Long-term investments:

	Investments without readily determinable fair values	Investments accounted for using the equity method	Available for sale investment	Total
	RMB	RMB		RMB

Balance as of December 31, 2019	85,000	23,603	—	108,603

Investments made	—	4,894	—	4,894
Loss from equity method investments	—	(11,523)	—	(11,523)
Less: Impairment	—	(15,908)	—	(15,908)
Less: Foreign currency translation adjustments	—	(1,066)	—	(1,066)
Subscription of private fund	—	—	36,600	36,600
Loss from private fund	—	—	(421)	(421)
Balance as of December 31, 2020	85,000	—	36,179	121,179

Investments made	1,484	—	—	1,484
Loss from private fund	—	—	(91)	(91)
Balance as of December 31, 2021	86,484	—	36,088	122,572

Equity investments without readily determinable fair values
In December 2018, the Group invested in 5% equity interest of Fullerton Credit (Chongqing) Co., Ltd (“Chongqing Fullerton”) by purchasing ordinary shares, with a total cash consideration of RMB35,000. The investment was accounted for at cost less impairments, adjusted by observable price changes if any, as the Group had neither significant influence nor control over the investee and Chongqing Fullerton is a privately held company without readily determinable fair value.
In June 2019, the Group invested in 9.09% equity interest of Bene Internet Technology Co., Ltd. (“Bene Info”) by purchasing ordinary shares with a total consideration of RMB50,000. In 2021, there was a capital increment from other shareholder in Bene Info and the Group’s ownership interests of the Bene Info was diluted at 4.90%. The investment was accounted for at cost less impairments, adjusted by observable price changes if any, as the Group had neither significant influence nor control over the investee and Bene Info is a privately held company without readily determinable fair value.
In September 2021, the Group invested in 15.56% equity interest of Leasego Pty Ltd (“Leasego”) by providing technical support, with a consideration of RMB1,484
. The investment was accounted for at cost less impairments, adjusted by observable price changes if any, as the Group had neither significant influence nor control over the investee and Leasego is a privately held company without readily determinable fair value.
For the years ended December 31, 2019, 2020 and 2021, no impairment and observable price changes were recognized on equity investment without readily determine fair value.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

9.	Long-term investments (Continued)

Equity investments accounted for using the equity method
The Group has significant influence over these investments but does not own a majority equity interest or otherwise control using the equity method.
In October 2017, the Group acquired a 27% equity interest of Pivot Fintech PTE. Ltd (“Pivot”) by purchasing ordinary shares with a total consideration of RMB8,821. In June 2020, the Group made an additional investment of RMB4,894 (US$750) in Pivot and acquired total 48.9% equity interest after the additional investment. In the year ended December 31, 2020, full impairment was made to the carrying value of investment to Pivot due to its recurring operating losses and deteriorated financial position, such the impairment is other-than temporary. For the years ended December 31, 2019, 2020 and 2021, the Group recognized its proportionate share of the equity investee’s net loss into earnings in the amount of RMB1,349, RMB1,804 and nil, respectively. As of December 31, 2020 and 2021, the carrying amount of investment in Pivot was nil.
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
In November 2020, the Group sold the 20% of Avatec’s equity interest to UOB with the consideration of $1. For the year ended December 31, 2020, the Group recognized the loss from disposal of Avatec’ equity interest in the amount of RMB3,138. In the year ended December 31, 2020, the Group fully impaired the remaining carrying value of investment in Avatec due to its recurring operating losses and deteriorating financial position. For the years ended December 31, 2019, 2020 and 2021, the Group recognized its proportionate share of the equity investee’s net loss in the amount of RMB5,972, RMB6,560 and nil. As of December 31, 2020 and 2021, the carrying amount of investment in Acatec was nil.
In June 2019, The Group acquired 25% equity interest of Beijing Ruisasi Technology Co., Ltd. (“Beijing Ruisasi”) by purchasing its ordinary shares from an agreement with an unaffiliated party with a total cash consideration of RMB6,500. The carrying amount of RMB6,500 is higher than its interest in the investees’ underlying net assets. The basis difference for income taxes of RMB 5,931 relates to goodwill recognized upon acquisition of Beijing Ruisasi’s equity interest; this goodwill is not amortized for tax. In the year ended 2020, the Group fully impaired the remaining carrying value of investment of Beijing Ruisasi due to its recurring operating losses and deteriorating financial position. For the years ended December 31, 2019, 2020 and 2021, the Group recognized the Group’s proportionate share of the equity investee’s net loss into earnings in the amount of RMB828, RMB21 and nil. As of December 31, 2020 and 2021, the carrying value of investment in Beijing Ruisasi was nil.
Available for sale investment
Available for sale investment represents an investment in a private equity fund made in April 2020. The private equity fund was made investment into debt securities of a third-party real estate development company, and was controlled by a third-party fund management company. Jimu Group was the general partner and several other third parties were limited partners.
This investment is carried at fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. For the year ended December 31, 2020 and 2021, the unrealized losses from the changes in fair values is of RMB421 and RMB91, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

10.	Fair value measurement
Fair value measurements on a recurring basis
The carrying amount of cash and cash equivalents, restricted cash, short-term financial guarantee assets, accounts receivable, amounts due from related parties, accounts payable, short-term borrowing and amounts due to related parties approximates fair value because of their short-term nature. Financing receivables and funding debts are carried at amortized cost. The carrying amount of the financing receivables, funding debts approximates their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments. The available for sale investment is carried at fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.
The following table presents the fair value hierarchy for the Group’s liabilities that are measured and recorded at fair value on a recurring basis:

December 31, 2020	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Liabilities
Consideration payable for acquisition-current	—	—	(7,995)	(7,995)
Consideration payable for acquisition-noncurrent	—	—	(954)	(954)

Total	—	—	(8,949)	(8,949)

December 31, 2021	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Liabilities
Consideration payable for acquisition-current	—	—	(2,574)	(2,574)
Consideration payable for acquisition-noncurrent	—	—	—	—

Total	—	—	(2,574)	(2,574)

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

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

11.	Intangible assets, net
Intangible assets, net consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
License with indefinite life	9,882	9,882
Software copyright	14,898	—
Customer database	9,697	8,815
Customer relationship	2,909	—
Trademark	162	65
Less: Accumulated amortization	(20,882)	(8,880)

Intangible assets, net	16,666	9,882

Amortization expenses for the years ended December 31, 2019, 2020 and 2021 was RMB8,383, RMB11,709 and RMB3,526, respectively.
For the years ended December 31, 2019, 2020 and 2021, the Group recognized impairment loss of nil, RMB
31,765
for the Microcredit license, and RMB
3,096
software copyright and customer relationship, respectively.
As of December 31, 2021, the balance of intangible asset is the enterprise credit investigation license with indefinite life acquired from acquisition of Qilehui. Therefore, amortization expenses related to the intangible asset for future periods are estimated to be zero.

12.	Goodwill
As of December 31, 2020, the Group performed quantitative impairment test for goodwill. The management determined that the income approach, specifically the Discounted Cash Flow (“DCF”) method, is appropriate. The management used a revenue growth rate ranging from
-35.1%
to 57.4%. Other key assumptions besides cash flow projections included discount rate of 15% and terminal growth rate of 3%. As a result of the above factors, fair value of the reporting unit was less than its carrying amount. Goodwill of RMB37,593 was fully impaired for the year ended December 31, 2020, and the impairment loss was recognized in the consolidated statements of operations and comprehensive income/(loss). As of December 31, 2020 and 2021, the carry amount of goodwill was nil.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

13.	Funding debts
The following table summarized the Group’s outstanding funding debts:

	As of December 31,
	2020	2021
	RMB	RMB
Short-term:
Loan payables to individual investors via financial partners	2,841	30

Total short-term funding debts	2,841	30

The funding debts had a weighted average interest rate of 9.1%, 14.8% and 11.0% for the years ended December 31, 2019, 2020 and 2021, respectively.

14.	Borrowings
Borrowings consisted of the following:

	Annual Interest Rate	Maturity (Months)	Principal	December 31, 2020	December 31, 2021
			RMB	RMB	RMB
Short-term borrowings:
Bank of Jiangsu Co., Ltd (Beijing Branch)*	4.05%	April 2021	50,000	50,000	—
SPD Silicon Valley Bank**	3.55%	April 2021	80,000	80,000	—

Total short-term borrowings				130,000	—

*
Loans from Bank of Jiangsu Co., Ltd (Beijing Branch) were pledged with restricted cash with balance of US$8,280 (RMB54,026) and nil as of December 31, 2020 and December 31, 2021, respectively. In April, 2021, the Company repaid the short-term borrowing from Bank of Jiangsu of RMB50,000.

**
Loan from SPD Silicon Valley Bank were pledged with restricted cash with balance of US$12,564 (RMB81,981) and nil as of December 31, 2020 and December 31, 2021, respectively. In April, 2021, the Company repaid the short-term borrowing from SPD Silicon Valley Bank of RMB80,000.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

15.	Financial guarantee liabilities and financial guarantee assets
(i) Financial guarantee liabilities
The following table sets forth the financial guarantee liabilities movement activities for the years ended December 31, 2019, 2020 and 2021.

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	15,537	101,933	20,260
Fair value of financial guarantee liabilities upon the inception of new loans	493,799	56,810	20,511
Release of financial guarantee liabilities upon repayment	(407,403)	(138,483)	(27,035)
Contingent liabilities	—	—	—

Balance at the end of the year	101,933	20,260	13,736

(ii) Financial guarantee assets, net
The financial guarantee assets, net consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Short-term:
Short-term financial assets receivable	19,561	13,552
Allowance for credit losses	(992)	(605)

Short-term financial assets receivable, net	18,569	12,947

Long-term:
Long-term financial assets receivable	698	184
Allowance for credit losses	—	—

Long-term financial assets receivable, net	698	184

The movement of the allowance for credit losses for the years ended December 31, 2019, 2020 and 2021 consist of the following:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	—	9,045	992
Additions/(Reversal)	12,527	(8,053)	(387)
Charge-offs	(3,482)	—	—

Balance at end of the year	9,045	992	605

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

16.	Convertible loan
In October 2020, the Group entered into certain equity transfer agreements (the “Agreements”) with Ningxia Fengyin Enterprise Management Consulting LLP (“Ningxia Fengyin”) to obtain total equity interests of Yinchuan Chuanxi Technology Co., Ltd. (“Chuanxi Technology”), for total consideration of RMB400,000 (the “Consideration”).
The full Consideration must be paid within 20 days after the third anniversary of October 22, 2020 (the “Closing Date”). As part of the transaction, in October 2020, the Group issued a warrant (the “Warrant”) to Otov Alfa Holding Limited (the “Otov Alfa”), an entity designated by Ningxia Fengyin, to subscribe 320,036,576 class A ordinary shares of the Company at par value US$0.000125 per share (the “Warrant Shares”). The Warrant is exercisable immediately and will expire on the third anniversary of October 22, 2020. If the Warrant is exercised before its expiration date, the Group will be released from the obligation of paying corresponding portion of the Consideration. The un-released
portion of the debt bears an annual interest rate of 8.75%, and the interest is payable quarterly. As of December 31, 2020 and 2021, accrued interest was of RMB5,516 and RMB8,750.
 For the years ended December 31, 2020 and 2021, interest expenses were RMB5,516 and RMB35,000.
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

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

17.	Accrued expenses and other liabilities
Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2020	2021

	RMB	RMB
Payables to individual investors and financial partners for collecting principal and interests on behalf of borrowers	6,677	10,561
Interest payable	5,549	8,750
Professional service fees payable	9,791	8,358
Payroll Payable	4,213	3,668
Deferred government grants	14,000	3,000
Investment consideration payable	7,995	2,574
Deferred service fee	6,890	1,885
Collection on behalf of vendors	—	4,593
Others	4,639	5,574

Total	59,754	48,963

18.	Non-controlling interests
In June 2019, Beijing Caissa International Travel Agency Co., Ltd. (“Beijing Caissa”) entered into an equity purchase agreement with Pintec Jinke to invest RMB20,151 in Myfin Insurance, a subsidiary of Pintec Jinke, and obtained 40% equity interest of Myfin Insurance. Since the Group retains control of Myfin Insurance, the investment from Beijing Caissa was accounted for as non-controlling interest.
Pursuant to an investment agreement signed in December 2019, Pintec Ganzhou and Yinchuan Xingyin Investment Fund Limited Partnership (“Yinchuan Xingyin”) agreed to invest RMB300,000 and RMB200,000 respectively to setup Huatai Ningxia Corporation Consulting Limited Partnership (“Huatai Ningxia”), the primary purpose of which is to invest in Pintec Yinchuan, a subsidiary of Pintec Ganzhou. Pintec Ganzhou and Yinchuan Xingyin paid RMB300,000 and RMB150,000 respectively in December 2019. Since the Group controlled Huatai Ningxia after the investment, the investment from Yinchuan Xingyin was accounted for as non-controlling interest.
In September 2021, the Group set up Janko Loans Pty Ltd (“Janko”) and Wagepay Pty Ltd (“Wagepay”) and hold 50% and 50% equity interest, respectively.
The investment is made by providing technical support, with nil cash consideration for both companies. Since the Group retains control of Janko and Wagepay by owning majority seats of the board, the investment from other shareholders of Janko and Wagepay is accounted for
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
Australia
Under the current laws of the Australia, entities incorporated in Australia are subject to income tax rate at 30%.
Hong Kong
In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered
profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the
two-tiered
profits tax rate regime, the first HK dollar 2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5% or 15%, as applicable. Because the preferential tax treatment is not elected by the Group, all the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. Payments of dividends by the subsidiary to the
Group
are not subject to withholding tax in Hong Kong

as the Group has no assessable profits during the years ended December 31, 2019, 2020 and 2021.
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

Pintec Beijing WFOE is qualified as a “high and new technology enterprise” under the EIT Law and is eligible for a preferential enterprise income tax rate of 15% for the period from 2018 to 2020, as long as it obtains approval from the relevant tax authority, and is profitable during the period, it could apply the income tax rate of 15%. However, from 2021, the Company did not apply for renewal as they did not expect to be profitable in the near future. Therefore, they are subject to an income tax rate of 25% from 2021.
The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25
% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC
company is located.” For the year ended December 31, 2019, the Group did not have operations outside of the PRC, thus would not be subject to this tax. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the year
s
ended December 31, 2020 and 2021.
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
The following table sets forth current and deferred portion of income tax expense of the Company’s China subsidiaries, overseas subsidiaries, VIEs, and subsidiaries of the VIEs:

	For the year ended December 31,
	2019	2020	2021

Current income tax expense	19,231	2,281	5,027
Deferred income tax (benefit)/expense	(17,263)	46,915	1,845

Income tax expense	1,968	49,196	6,872

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

19.	Taxation (Continued)

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rates:

	For the year ended
	December 31,
	2019	2020	2021

Statutory income tax rate in PRC	25.00%	25.00%	25.00%
Tax effect of different tax rates in other jurisdictions	(0.04)%	(0.01)%	(0.39)%
Tax effect of unrecognized los s	(0.09)%	—%	—%
Tax effect of tax-exempt entities *	(5.84)%	(4.69)%	(1.89)%
Tax effect of expired tax attribute carryforwards	(0.01)%	(0.86)%	(4.57)%
Tax effect of preferred tax rate	5.40%	(1.55)%	(7.85)%
Tax effect of R&D expense additional deduction	0.67%	0.98%	1.59%
Tax effect of non-deductible interest expenses	—%	(1.92)%	—%
Tax effect of goodwill impairment	—%	(3.37)%	—%
Tax effect of non-deductible expenses	(0.29)%	1.82%	(0.29)%
Tax effect of deferred tax effect of tax rate change	0.40%	0.13%	6.88%
Changes in valuation allowance	(25.42)%	(35.45)%	(25.22)%

Effective tax rate	(0.22)%	(19.92)%	(6.74)%

*	Tax-exempt entities represent entities entity incorporated in the Cayman Islands for which the statutory tax rate is zero.
As of December 31, 2020 and 2021, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2019, 2020 and 2021 the Company did not have any significant interest or penalties associated with uncertain tax positions.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

19.	Taxation (Continued)

Deferred tax assets and deferred tax liabilities
The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:
Jurisdictions other than Australia

	As of December 31,
	2020	2021

	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts and credit losses	241,248	234,075
Impairment of long-term investment	1,445	706
Deductible advertising fees	225	225
Net operating loss carry forwards	44,371	62,347
Guarantee liabilities	58,555	57,383
Deferred revenue from Upfront assessment fee under 606	227	—
Accrued expense	3,379	12,129

Subtotal	349,450	366,865
Less: valuation allowance	(347,240)	(365,888)

Total deferred tax assets, net	2,210	977

Deferred tax liabilities:
Intangible assets acquired in a business combination	(2,911)	(2,470)

Total deferred tax liabilities	(2,911)	(2,470)

Net deferred tax liabilities	(701)	(1,493)

Australia

	As of December 31,
	2020	2021

	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	2,525	8
Allowance for doubtful accounts and credit losses	—	1,175

Subtotal	2.525	1,183

Less: valuation allowance	—	(1,183)

Total deferred tax assets, net	2,525	—

Deferred tax liabilities:
Intangible assets acquired in a business combination	(1,472)	—

Total deferred tax liabilities	(1,472)	—

Net deferred tax assets	1,053	—

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

19.	Taxation (Continued)

Changes in valuation allowance are as follows:

	As of December 31,
	2019	2020	2021

	RMB	RMB	RMB
Balance at beginning of the year	30,098	260,002	347,240
Additions	245,886	102,398	35,095
Reversals	(15,982)	(15,160)	(9,388)
Decrease in disposal of a subsidiary	—	—	(5,876)

Balance at end of the year	260,002	347,240	367,071

In September, 2021, the Group disposed FT Group, and valuation allowance decrease in the net amount of RMB5,876.
For entities incorporated in Australia and Hong Kong, net loss can be carried forward indefinitely;
for entities incorporated in PRC mainland, net loss can be carried forward for five years. As of December 31, 2021, the Group had net operating loss carryforwards of approximately RMB28, RMB10,249, and RMB287,176 for entities incorporated in Australia, Hong Kong and PRC mainland, respectively. As of December 31, 2021, the net operating loss carryforwards from PRC will expire, if unused, as follows:

	Net operating loss carryforwards due by schedule
	2022	2023	2024	2025	2026	Total

Net operating loss carryforwards	33,489	53,305	49,208	60,311	90,863	287,176

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

20.	Share based compensation expenses
For the years ended December 31, 2019, 2020 and 2021, total share based compensation expenses allocated from Jimu Parent were RMB22,434, RMB3,712 and RMB221, respectively.
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
A summary of activities of the service-based share options granted to the employees of the predecessor operations of Pintec Business for the year ended December 31, 2021 is presented below:

	Options Outstanding	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (In years)	Average Intrinsic Value
Outstanding as of December 31, 2020	89,053	1.00	4.92	—

Granted	—	—	—	—
Exercised	(3,759)	1.00	—	—
Forfeited	(10,940)	1.00	—	—

Outstanding as of December 31, 2021	74,354	1.00	3.82	—

Vested and exercisable as of December 31, 2021	74,354	1.00	3.82	—
For the years ended December 31, 2019, 2020 and 2021, share-based compensation expenses recognized associated with the service-based share options granted to employees of the predecessor operations of Pintec Business and allocated to the Company were RMB21,125, RMB3,383 and RMB119, respectively.
As of December 31, 2021, there was no unrecognized share-based compensation expenses related to the share options granted.
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
The activities of the total restricted ordinary shares for the year ended December 31, 2021 are summarized as below:

	Number of shares	Weighted-Average Grant Date Fair Value (in US$)

Unvested at December 31, 2020	368,618	0.42
Vested	(37,393)	0.42
Forfeited	(263,536)	0.42

Unvested at December 31, 2021	67,689	0.42

For the years ended December 31, 2019, 2020 and 2021, share-based compensation expenses recognized associated with the restricted ordinary shares and allocated to the Company were RMB2,055, RMB329 and RMB102, respectively. As of December 31, 2021, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested
service-based restricted ordinary shares was RMB183
, which was expected to be recognized in a weighted average period of 1.49 years.
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
A summary of activities of the service and performance-based share options granted to the employees and directors of the Company for the year ended December 31, 2021 are presented below:

	Options Outstanding	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

		US$	(In years)	(RMB)
Outstanding as of December 31, 2020	4,862,069	0.2566	8.49	1,138
Exercised	(141,764)	0.0001	—	394
Forfeited	(1,875,536)	0.2126	—	—

Outstanding as of December 31, 2021	2,844,769	0.3398	2.71	223

Unvested as of December 31, 2021	352,783	0.5930	7.39	18
Exercisable as of December 31, 2021	2,491,986	0.3039	2.04	205
For the years ended December 31, 2019, 2020 and 2021, share-based compensation expenses (reversed)/ recognized associated with share options granted by the company were RMB(5,333), RMB8,186 and RMB3,572 respectively. As of December 31, 2021, there was RMB84 of unrecognized share-based compensation, which was expected to be recognized in a weighted average period of 2.71 years, adjusted for estimated forfeitures, related to the share options granted to the Group’s employees and directors. The weighted-average grant-date fair value of options granted during the years December 31,

2019 and 2020 and 2021 were $0.2018, $0.1599 and nil, respectively. For the year ended December 31, 2021, there was no new granted options. The total intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021, was RMB46,558, RMB2,365 and RMB394, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

20.	Share based compensation expenses (Continued)

The estimated fair value of option granted in 2019 and 2020 is estimated on the date of grant using the Binomial option-pricing model with the following assumptions:

	For the year ended December 31,
	2019	2020

Expected volatility	38.78%~39.90%	40.61%~40.83%
Risk-free interest rate (per annum)	1.78%~2.13%	0.73%~0.87%
Exercise multiples	2.2	2.2
Expected dividend yield	0%	0%
Expected term (in years)	10	5.5~6.25
Fair value of the underlying shares on the date of option grants (in US$)	0.07~0.55	0.11~0.18
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

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

21.	Related party transactions
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2020 and 2021:

Name of related parties	Relationship with the Group
Jimu Group	An entity and its certain subsidiaries that have a high degree of overlap in shareholding with the Group and share two common board members as of December 31, 2020 and three common board members as of December 31, 2021.
Shenzhen Xiaogang Technology Co., Ltd (“Shenzhen Xiaogang”)	An entity which the Group holds 15% equity interests
LeaseGo Pty Ltd (“LeaseGo”)	An entity which the Group holds 15.56% equity interests
Beijing Liangduo Science and Technology Co. Ltd.(“Beijing Liangduo”)	An entity which the Group holds 18% equity interests
Changsha Liangduo Business Consulting Co., Ltd (“Changsha Liangduo”)	An entity which Beijing Liangduo Science and Technology Co., Ltd holds 100% equity interests

(a).	The Group entered into the following transactions with related parties:

	For the year ended December 31,
	2019	2020	2021

	RMB	RMB	RMB
(i) Transactions recorded through statement of operations and comprehensive income/(loss)
- Cost and expenses allocated from the related party	24,994	3,712	221
- Service cost charged by the related party (1)	200,163	23,052	1,574
- Collection service fees charged by Beijing Liangduo and Changsha Liangduo	63,400	32,176	12,746
- Interest income from loans to the related party (4)	(43,156)	(31)	(30)
- Interest expense on borrowings from the related party (5)	213	—	—
- Technical service fees charged to Shenzhen Xiaogang	—	—	4,451
(ii) Operating transactions
- Technical service fee collected by the related party on behalf of the Group (2)	(64,078)	—	—
- Payment for guarantee deposit to the related party (1)	(100,269)	(24,788)	—
- Loan interests collected from the related party (4)	3,310	—	—
- Borrowing interests paid to the related party (5)	(2,047)	—	—
- Share-based compensation awards to employees of the related party	34,684	3,471	2,736
- Collecting principal and interests from borrowers on behalf of the related party (7)	—	363,342	23,586
- Repayment of collecting principle and interests from borrowers on behalf of the related party (8)	—	(100,000)	—
(iii) Financing/Investing transactions
- Net cash advances (to)/from the related party (3)	(697,754)	293	232
- Principal of loans provided to the related party (4)	(137,000)	(40,000)	—
- Principal of loans collected from the related party (4)	122,000	40,000	—
- Principal of borrowings repaid to the related party (5)	(23,831)	—	—
- Equity transfer consideration paid to the related party (6)	(23,000)	—	—
- Acquisition of Ganzhou Micro Finance from the related party (see - Note 4.(i))	(230,000)	—	—
- Proceeds from related parties as funding debt	—	—	472

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
(3) For the year ended December 31, 2019, the Group made a series of cash advances in both U.S dollars and Renminbi to Jimu Group. In 2019, the Group and Jimu Group entered into a series of agreements to settle the accumulative net cash advance balances, and the unsettled balances were converted to a U.S. dollar-denominated loan with a principal balance of US$18,401 and an interest rate at 3.5% per annum, maturing on January 31, 2020 and a RMB denominated loan with a principal balance of RMB 154,598 with interest rate at 11% per annum, maturing on January 31, 2022.
(4) The Group provided short term loans to Jimu Group with no interest in 2019 and 2020 with an interest rate of 7
% per annum in 2019, respectively.
(5) The short-term and long-term borrowings from Jimu Group in 2018 bear interest rates of 12% to 12.13% per annum and matured in 2019. During the year ended December 31, 2021, there was no borrowings from Jimu Group.
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
million to the party designated by Jimu group according to the agreement for the years ended December 31, 2020.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

21.	Related party transactions (Continued)

(b).	Balances with related parties:

	As of December 31,
	2020	2021

	RMB	RMB

Amounts due from related parties – current:
Amounts due from Jimu Group	851,249	846,266
Amounts due from other related parties	30	5,455

Total current amounts due from related parties	851,279	851,721

Allowance for credit losses	(851,249)	(846,266)

Total current amounts due from related parties, net	30	5,455

Amounts due from Jimu Group – noncurrent	7,369	—
Allowance for credit losses	(7,369)	—

Total noncurrent amounts due from related parties, net	—	—

Amounts due to related parties – current:
Amounts due to Jimu Group	265,974	289,792
Amounts due to other related parties	5,445	144
Total current amounts due to related parties	271,419	289,936
Amounts due to related parties – noncurrent:
Amounts due to other related parties	—	472

Total noncurrent amounts due to related parties	—	472

The movement of the allowance for credit losses for the years ended December 31, 2020 and 2021 consist of the following:

	For the year ended December 31,
	2020	2021

	RMB	RMB
Balance at beginning of the year	856,016	858,618
Additions	7,818	—
Charge-offs*	3,471	(2,736)
Reversal	—	(6,743)
Foreign currency exchange differences	(8,687)	(2,873)

Balance at end of the year	858,618	846,266

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

21.	Related party transactions (Continued)

(b).	Balances with related parties (Continued):

As of December 31, 2019, except for the prepaid consideration for acquisition of Qilehui with an amount of RMB10,000, the Group determined that RMB748,427 of the current balance and RMB107,589 of the noncurrent balance due from Jimu Group were unrecoverable since Jimu Group was insolvent and in February 2020, Jimu Group announced its exit from online lending platform business pursuant to the relative regulations. There are significant outstanding balances on its platform unpaid to investors, which has priority over any other debts of Jimu Group including the balance due to the Group. As a result, a full provision was made to these balances in the year ended December 31, 2019. For the year ended December 31, 2020, the total amounts due from Jimu Group decrease by RMB7,398. The Group made additional provision of RMB7,818 for the year ended December 31, 2020. For the year ended December 31, 2021, the total amounts due from Jimu Group decrease by RMB12,352. The Group reversed provision of RMB6,743 for the year ended December 31, 2021.

*
The amount due from Jimu Group resulting from the share-based compensation awards to employees of Jimu Group was written off as of December 31, 2020 as the Group waived this balance. As of December 31, 2021, portion of the balance was reversed as several employee’s resignation led to the forfeit of share-based compensation.

22.	Defined contribution plan
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were RMB29,936, RMB10,613 and RMB13,278 for the years ended December 31, 2019, 2020 and 2021.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

23.	Loss per share
The basic and diluted loss per ordinary share for each of the years are presented as follows:

	For the year ended December 31,
	2019	2020	2021	2021

	RMB	RMB	RMB	US$ Note 2 (f)
Basic and diluted loss per ordinary share calculation:
Numerator:
Net loss attributable to ordinary shareholders	(905,895)	(293,935)	(101,729)	(15,964)

Denominator:
Weighted average ordinary shares outstanding-basic and diluted*	282,129,663	297,334,389	299,714,670	299,714,670

Loss per ordinary share basic and diluted	(3.21)	(0.99)	(0.34)	(0.05)

*
For the years ended December 31, 2019, 2020 and 2021, restricted shares, share options and warrants were anti-dilutive and thus excluded from the calculation of diluted loss per share. The potential dilutive securities that were not included in the calculation of dilutive loss per share in those periods are 23,228,585, 64,198,232 and 321,768,101
respectively, for the years ended December 31, 2019, 2020 and 2021.

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
non-cancellable
leases as follows:

	Payment due by schedule
	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years	Total

Office rental	8,220	7,581	3,791	—	19,592
For the years ended December 31, 2019, 2020 and 2021, the Group incurred office rental expenses in the amounts of RMB18,624, RMB16,410 and RMB10,773, respectively.
Legal Proceedings
In September 2020, the Company and certain of its officers and directors were named in a putative shareholder class action lawsuit filed in federal court in the United States, captioned Yaroni v. Pintec Technology Holdings Limited, et al., No. 1:20-cv-08062-JMF (U.S. District Court for the Southern District of New York, Amended Complaint filed February 15, 2021). The complaint alleges, in sum and substance, that defendants made material misstatements and omissions in its Registration Statement in connection with the Company’s initial public offering in October 2018 in violation of the U.S. Securities Act of 1933. The Company filed a motion to dismiss on April 16, 2021 and the plaintiffs filed their opposition to the motion to dismiss on June 15, 2021. The Company submitted reply brief on July 15, 2021. On April 25, 2022, the court granted the Company’s motion to dismiss the amended complaint in full and ordered the case closed. The plaintiffs have 30 days from the court’s order to file a notice of appeal. If the plaintiffs choose to file an appeal, the Company cannot predict the timing, outcome or consequences of such an appeal or of this class action if the court’s order of dismissal is vacated or reversed.
Except for the above, the Company is not aware of any pending or threatened claims and litigation as of December 31, 2021 and through the issuance date of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

25.	Subsequent events
On January 26,2022, the Company entered an agreement to subscribe for 25% of the shares in Ziitech Pty Ltd (“Ziitech”), an Australia company specialized in offering SaaS, Data, and Fintech solution services, at a subscription total price of US$0.001 for the purpose of strengthening technology ability of the Company and helping the Company to expand small and medium enterprise business in Australia.
The Company has evaluated subsequent events through the issuance of the consolidated financial statements and noted that there are no other subsequent events.

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
Condensed balance sheets (In thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$ Note 2 (f)
ASSETS
Current assets:
Cash and cash equivalents	3,467	1,255	197
Prepayments and other current assets	352	181	28
Amounts due from subsidiaries of the Company	305,780	156,985	24,636

Total current assets	309,599	158,421	24,861

Non-current assets:
Long-term investments	—	—	—
Total non-current assets	—	—	—

TOTAL ASSETS	309,599	158,421	24,861

LIABILITIES
Current liabilities:
Amounts due to subsidiaries of the Company	415,572	379,533	59,558
Accrued expenses and other liabilities	12,010	3,817	599

Total current liabilities	427,582	383,350	60,157

Non-current liabilities:
Consideration payable for acquisition	954	—	—
Total non-current liabilities	954	—	—

TOTAL LIABILITIES	428,536	383,350	60,157

Commitments and contingencies (Note 24)
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$ 0.000125 par value per share; 348,217,505 shares authorized as of December 31, 2020 and 2021; 247,852,996 and 249,085,237 shares outstanding as of December 31, 2020 and 2021 , respectively)	232	233	37
Class B Ordinary Shares (US$ 0.000125 par value per share; 51,782,495 shares authorized as of December 31, 2020 and 2021; 50,939,520 shares outstanding as of December 31, 2020 and 2021)	42	42	7
Additional paid-in capital	1,985,792	1,992,321	312,639
Accumulated other comprehensive income	19,913	9,120	1,431
Accumulated deficit	(2,124,916)	(2,226,645)	(349,410)

TOTAL SHAREHOLDERS’ DEFICIT	(118,937)	(224,929)	(35,296)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	309,599	158,421	24,861

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

Condensed statements of operations and comprehensive loss (In thousands)

	For the year ended December 31,
	2019	2020	2021	2021

	RMB	RMB	RMB	US$ Note 2 (f)
Operating expenses:
Sales and marketing expenses	(2,772)	(3,182)	(354)	(56)
General and administrative expenses	(204,810)	(22,839)	(11,138)	(1,748)
Research and development expenses	(3,247)	(1,644)	(1,082)	(170)

Total operating expenses	(210,829)	(27,665)	(12,574)	(1,974)

Equity in loss of subsidiaries	(694,808)	(255,604)	(92,322)	(14,487)
Share of loss from equity method investments	(5,972)	(9,697)	3,331	523
Other expense, net	(1,318)	(969)	(39)	(6)
Interest income from related parties	7,032	—	—	—

l oss before income tax expense	(905,895)	(293,935)	(101,604)	(15,944)

Income tax expense	—	—	(125)	(20)
Net loss	(905,895)	(293,935)	(101,729)	(15,964)

Other comprehensive income/(loss):
Foreign currency translation adjustments net of nil tax	11,876	(22,977)	(10,793)	(1,692)

Total other comprehensive income/(loss)	11,876	(22,977)	(10,793)	(1,692)

Total comprehensive loss	(894,019)	(316,912)	(112,522)	(17,656)

PINTEC TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB in thousands, except for share data and per share data, or otherwise noted)

26.	Parent company only condensed financial information (Continued)

Condensed statements of cash flows (In thousands)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ Note 2 (f)

Net cash used in operating activities	(7,261)	(20,972)	(11,840)	(1,860)
Cash flows from investing activities:
Net cash advances (to)/from subsidiaries	(203,956)	74,238	14,952	2,346
Collection of cash advance from Jimu Group	20,603	—	—	—
Collection of loan from a third party	135,296	—	—	—
Purchase of Infrarisk, net of cash acquired (Note 4)	(3,650)	(4,911)	—	—
Investment in a subsidiary	(5,196)	—	—	—

Net cash (used in)/provided by investing activities	(56,903)	69,327	14,952	2,346

Cash flows from financing activities:
Proceeds from exercise of options	26	20	1	—

Net cash provided by financing activities	26	20	1	—

Effect of exchange rate changes on cash, cash equivalents	2,552	(52,516)	(5,325)	(833)

Net decrease in cash, cash equivalents	(61,586)	(4,141)	(2,212)	(347)

Cash and cash equivalents at beginning of the year	69,194	7,608	3,467	544

Cash and cash equivalents at end of the year	7,608	3,467	1,255	197