Form 20-F
period 2022-12-31
Pintec Technology Holdings Ltd
filed 2023-05-15
CIK 1716338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

3rd Floor, No. 11 Building,

No. 109 Yard Tianjizhigu,

Jinghai 3rd Street, BDA, Beijing, 101111,

People’s Republic of China

+86 10 6506-0227

(Address of principal executive offices)

Zexiong Huang, Director and Chief Executive Officer

Telephone: +86 10 6506-0227

Email: ir@ pintec.com

3rd Floor, No. 11

Building,

No. 109 Yard Tianjizhigu Jinghai 3rd Street, BDA, Beijing, 101111,

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing 35 Class A ordinary shares, par value US$0.000125 per share)	PT	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary shares, par value US$0.000125 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2022, there were 252,789,098 Class A ordinary shares and 50,939,520 Class B ordinary shares, par value US$0.000125 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●“ADSs” refers to our American depositary shares, each of which represents 35 Class A ordinary shares;
●“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.000125 per share;
●“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.000125 per share;
●“Jimu Group” refers to our predecessor and its subsidiaries and variable interest entities that operate its peer-to-peerlending business;
●“MSME” refers to micro, small and medium-sized enterprise;
●“our predecessor” refers to Jimu Holdings Limited, formerly known as Pintec Holdings Limited;
●“other subsidiaries” means other subsidiaries of the Parent than the WFOEs, including but not limited to Sky City Hong Kong Limited;
●“Parent” refers to Pintec Technology Holdings Limited, our ultimate Cayman Islands holding company and a Nasdaq-listed company;
●“registered users” refers to individuals who have registered on our system with their name, government-issued identification number and mobile phone number;
●“RMB” or “Renminbi” refers to the legal currency of China;
●“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;
●“SME” refers to small and medium enterprise;
●“U.S.” refers to the United States;
●“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States;
●“variable interest entities” or “VIEs” refers to Anquying (Tianjin) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd., and Beijing Xinshun Dingye Technology Co., Ltd., which are PRC companies in which the Parent does not have equity interests but whose financial results have been consolidated into the consolidated financial statements in accordance with the U.S. GAAP, due to the Parent being the primary beneficiary of, such entities;
●“we,” “us,” “our company,” “our,” or “Pintec” refers to Pintec Technology Holdings Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, its variable interest entities in China; and
●“wholly foreign-owned enterprises” or “WFOEs” refers to our wholly foreign-invested enterprises in China, including Sky City (Beijing) Technology Co., Ltd. and Pintec (Beijing) Technology Co., Ltd.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.

You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●our goals and strategies;
●our future business development, financial condition and results of operations;
●expected changes in our revenues, costs or expenditures;
●our expectations regarding demand for and market acceptance of our services and solutions;
●our expectations regarding our relationships with funding sources and customers;
●competition in our industries; and
●developments in government policies, laws and regulations relating to our industries.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Implications of Being a Company with the Holding Company Structure and the VIE Structures

The VIE Structures and Associated Risks

Pintec Technology Holdings Limited, the Parent, is the ultimate Cayman Islands holding company with no material operations of its own. The Parent carries out its business in China through the WFOEs and their respective contractual arrangements, commonly known as the VIE structures, with the VIEs based in China and their respective shareholders. Investors in our securities are purchasing the equity securities of Pintec Technology Holdings Limited, the Cayman Islands holding company, rather than the equity securities of the VIEs in which our operations are conducted.

The VIE structures were established through a series of agreements, including those by and among Sky City (Beijing) Technology Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. and the shareholders of Anquying (Tianjin) Technology Co., Ltd., those by and among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and the shareholders of Beijing Xinshun Dingye Technology Co., Ltd., those by and among Pintec (Beijing) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and the shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd., and those by and among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and the shareholders of Beijing Hongdian Fund Distributor Co., Ltd.. The series of agreements generally comprises executive business cooperation agreements (or exclusive technology consulting and service agreement), equity pledge agreements, exclusive option agreements, shareholders’ voting rights proxy agreements and spousal consent letters. The contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs, (2) receive substantially all of the economic benefits of the VIEs, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. For details, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Variable Interest Entities.”

However, neither the Parent nor WFOEs own any equity interest in the VIEs. Our contractual arrangements with the VIEs and their respective shareholders are not equivalent of an investment in the equity interest of the VIEs. Instead, as described above, we are regarded as the primary beneficiary of the VIEs and consolidate the financial results of the VIEs under U.S. GAAP in light of the VIE structures.

The VIE structures involve unique risks to holders of our securities. It may be less effective than direct ownership in providing us with operational control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. For instance, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIEs in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to direct the VIEs’ activities. The shareholders of the VIEs may not act in the best interests of our company or may not perform its obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

We may face challenges in enforcing the contractual arrangements due to jurisdictional and legal limitations. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to the contractual arrangements with the VIEs and their respective shareholders through the WFOEs. As of the date of this annual report, the contractual arrangements governing the VIEs have not been tested in a court of law. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits, registrations or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. The PRC regulatory authorities could disallow the VIE structures at any time in the future. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties and may incur substantial costs to enforce the terms of the arrangements, or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our subsidiaries, the VIEs and our shareholders face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company and the VIEs as a whole. For details, see “— D. Risk Factors — Risks Relating to Our Corporate Structure.”

For a condensed consolidation schedule depicting the results of operations, financial position and cash flows for us, the WFOEs and the VIEs during 2020, 2021 and 2022, see “Item 5. Operating and Financial Review and Prospects.” For details of the permissions and licenses required for operating our business in China and the related limitations, see “— Our Operations in China and Permissions Required from the PRC Authorities for Our Operations.”

Financial Information Related to the VIE Structures

The following tables provide the condensed consolidating schedules depicting the financial position, results of operations and cash flows for the parent, the consolidated VIEs, the WFOEs and an aggregation of other entities, eliminating intercompany amounts and consolidated totals (in thousands of RMB) as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022.

	As of December 31, 2021
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	1,255	41,638	623	174,385	—	—	217,901
Restricted time deposits	—	1,468	—	—	—	—	1,468
Restricted cash-non current	—	5,417	—	—	—	—	5,417
Financing receivables, net	—	92,772	—	4,999	—	—	97,771
Accounts receivables, net	—	36,620	180	54	—	—	36,854
Inter-group balance due from VIEs and subsidiaries	156,985	1,304,761	2,204,376	1,773,980	(1,304,761)	(4,135,341)	—
Other assets	181	129,334	141,229	625,032	—	(493,954)	401,822

Total Assets	158,421	1,612,010	2,346,408	2,578,450	(1,304,761)	(4,629,295)	761,233
Inter-group balance due to VIEs and subsidiaries	379,533	2,337,454	1,792,437	1,987,265	(2,337,454)	(4,159,235)	—
Amounts due to related parties	—	289,936	—	—	—	—	289,936
Convertible loan	—	—	—	400,000	—	—	400,000
Other liabilities	3,817	84,511	7,256	41,716	—	(974)	136,326

Total Liabilities	383,350	2,711,901	1,799,693	2,428,981	(2,337,454)	(4,160,209)	826,262
Total Pintec’s (Deficit)/Equity	(224,929)	(1,117,511)	546,715	7,189	1,032,693	(469,086)	(224,929)
Non-controlling interests	—	17,620	—	142,280	—	—	159,900

Total (Deficit)/Equity	(224,929)	(1,099,891)	546,715	149,469	1,032,693	(469,086)	(65,029)

	As of December 31, 2022
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	1,329	5,350	269	242,780	—	—	249,728
Restricted time deposits	—	1,482	—	—	—	—	1,482
Restricted cash-non current	—	5,000	—	—	—	—	5,000
Financing receivables, net	—	86,910	—	177	—	—	87,087
Accounts receivables, net	—	14,439	1,231	2,957	—	—	18,627
Inter-group balance due from VIEs and subsidiaries	42,460	1,326,399	2,221,742	1,774,456	(1,326,399)	(4,038,658)	—
Other assets	95	57,648	87,365	566,896	—	(545,057)	166,947
Total Assets	43,884	1,497,228	2,310,607	2,587,266	(1,326,399)	(4,583,715)	528,871

Inter-group balance due to VIEs and subsidiaries	443,575	2,198,353	1,781,606	2,143,703	(2,198,353)	(4,368,884)	—
Amounts due to related parties	—	294,590	—	44	—	—	294,634
Convertible loan	—	—	—	113,000	—	—	113,000
Long-term loan	—	—	—	236,755	—	—	236,755
Other liabilities	2,355	83,786	9,896	37,380	—	(1,798)	131,619
Total Liabilities	445,930	2,576,729	1,791,502	2,530,882	(2,198,353)	(4,370,682)	776,008

Total Pintec's (Deficit)/Equity	(402,046)	(1,094,047)	519,105	(83,979)	871,954	(213,033)	(402,046)
Non-controlling interests	—	14,546	—	140,363	—	—	154,909
Total (Deficit)/Equity	(402,046)	(1,079,501)	519,105	56,384	871,954	(213,033)	(247,137)

	For the year ended December 31, 2020
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Results of Operations
Revenues	—	358,605	80,857	21,700	(6,001)	(76,897)	378,264
Cost of revenues	—	(284,185)	(2,193)	(2,217)	19	2,802	(285,774)
Operating expenses	(27,665)	(201,177)	(98,827)	(53,576)	46,802	35,114	(299,329)
Loss from operations	(27,665)	(126,757)	(20,163)	(34,093)	40,820	(38,981)	(206,839)
Other (expenses)/income	(10,666)	(6,044)	(17,278)	9,796	30,892	(46,805)	(40,105)
Share of loss from subsidiaries	(255,604)	—	—	—	—	255,604	—
Loss before income taxes	(293,935)	(132,801)	(37,441)	(24,297)	71,712	169,818	(246,944)
Income tax (expense)/benefit	—	(50,676)	—	1,480	—	—	(49,196)
Net loss	(293,935)	(183,477)	(37,441)	(22,817)	71,712	169,818	(296,140)
Less: net loss attributable to non-controlling interests	—	(82)	—	(2,123)	—	—	(2,205)
Net loss attributable to Pintec’s shareholders	(293,935)	(183,395)	(37,441)	(20,694)	71,712	169,818	(293,935)

	For the year ended December 31, 2021
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Results of Operations
Revenues	—	148,957	14,840	21,243	(1,074)	(10,726)	173,240
Cost of revenues	—	(82,240)	(1,845)	(8,648)	3,069	(56)	(89,720)
Operating expenses	(12,574)	(38,335)	(76,390)	(37,044)	8,800	686	(154,857)
Loss from operations	(12,574)	28,382	(63,395)	(24,449)	10,795	(10,096)	(71,337)
Other income/(expenses)	3,292	4,996	(2,976)	(25,234)	—	(10,689)	(30,611)
Share of loss from subsidiaries	(92,322)	—	—	—	—	92,322	—
(Loss)/income before income taxes	(101,604)	33,378	(66,371)	(49,683)	10,795	71,537	(101,948)
Income tax expense	(125)	(3,456)	—	(3,415)	—	124	(6,872)
Net (loss)/income	(101,729)	29,922	(66,371)	(53,098)	10,795	71,661	(108,820)
Less: net loss attributable to non-controlling interests	—	(1,491)	—	(5,600)	—	—	(7,091)
Net (loss)/income attributable to Pintec’s shareholders	(101,729)	31,413	(66,371)	(47,498)	10,795	71,661	(101,729)

	For the year ended December 31, 2022
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Results of Operations
Revenues	—	60,436	12,221	21,500	(8,900)	(10,689)	74,568
Cost of revenues	—	(57,517)	(1,060)	(15,660)	7,279	4,270	(62,688)
Operating expenses	(6,946)	(81,654)	(34,254)	(65,140)	7,528	87,054	(93,412)
Loss from operations	(6,946)	(78,735)	(23,093)	(59,300)	5,907	80,635	(81,532)
Other income/(loss)	(8)	189	(2,343)	(20,767)	—	(89,574)	(112,503)
Share of loss from subsidiaries	(183,229)	—	—	—	—	183,229	—
Income (loss) before income taxes	(190,183)	(78,546)	(25,436)	(80,067)	5,907	174,290	(194,035)
Income tax (expense) benefit	—	(1,968)	—	(7)	—	(547)	(2,522)
Net income (loss)	(190,183)	(80,514)	(25,436)	(80,074)	5,907	173,743	(196,557)
Less: net loss attributable to non-controlling interests	—	(3,074)	—	(3,300)	—	—	(6,374)
Net income (loss) attributable to Pintec’s shareholders	(190,183)	(77,440)	(25,436)	(76,774)	5,907	173,743	(190,183)

	For the year ended December 31, 2020
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(20,972)	480,790	(58,094)	(344,761)	(352,243)	352,243	56,963
Net cash provided by/(used in) investing activities	69,327	289,956	(710)	(157,510)	—	(8,444)	192,619
Net cash provided by/(used in) financing activities	20	(686,659)	65,209	326,348	20,000	(11,557)	(286,639)
Effect of exchange rate changes on cash and cash equivalents	(52,516)	—	3,761	27,252	—	—	(21,503)
Net (decrease)/increase in cash and cash equivalents, and restricted cash	(4,141)	84,087	10,166	(148,671)	(332,243)	332,242	(58,560)
Cash and cash equivalents, and restricted cash at the beginning of year	7,608	98,257	2,614	472,424	(9,647)	9,648	580,904
Cash and cash equivalents, and restricted cash at the end of year	3,467	182,344	12,780	323,753	—	—	522,344

	For the year ended December 31, 2021
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(11,840)	18,945	25,521	(64,808)	63,642	(63,642)	(32,182)
Net cash provided by/(used in) investing activities	14,952	(19,956)	(101,608)	(76,783)	—	63,931	(119,464)
Net cash provided by/(used in) financing activities	1	(132,810)	63,930	476	—	(63,931)	(132,334)
Effect of exchange rate changes on cash and cash equivalents	(5,325)	—	—	(8,253)	—	—	(13,578)
Net decrease in cash and cash equivalents, and restricted cash	(2,212)	(133,821)	(12,157)	(149,368)	63,642	(63,642)	(297,558)
Cash and cash equivalents, and restricted cash at the beginning of year	3,467	182,344	12,780	323,753	—	—	522,344
Cash and cash equivalents, and restricted cash at the end of year	1,255	48,523	623	174,385	—	—	224,786

	For the year ended December 31, 2022
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Cash Flows
Net cash provided by (used in) operating activities	(5,404)	(21,215)	(98,179)	107,502	60,347	(53,569)	(10,518)
Net cash provided by (used in) investing activities	2,136	(15,446)	100,000	—	—	—	86,690
Net cash used in financing activities	—	(30)	—	(57,862)	—	—	(57,892)
Effect of exchange rate changes on cash and cash equivalents	3,342	—	(2,175)	18,755	—	(6,778)	13,144
Net increase (decrease) in cash and cash equivalents, and restricted cash	74	(36,691)	(354)	68,395	60,347	(60,347)	31,424
Cash and cash equivalents, and restricted cash at the beginning of year	1,255	48,523	623	174,385	—	—	224,786
Cash and cash equivalents, and restricted cash at the end of year	1,329	11,832	269	242,780	—	—	256,210

Cash Flows through Our Organization

In light of our holding company structure and the VIE structures, our ability to pay dividends to the shareholders, and to service any debt we may incur may highly depend upon dividends paid by the WFOEs to us and service fees paid by the VIEs to the WFOEs, despite that we may obtain financing at the holding company level through other methods. For instance, if any of the WFOEs or the VIEs incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us and our shareholders, as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this annual report, none of Pintec Technology Holdings Limited, the WFOEs and the VIEs has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors, nor do we have any present plan to pay any cash dividends in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy” for details. In 2020, 2021 and 2022, the total amount of the service fees that the VIEs paid to the WFOEs under the contractual arrangements was RMB77.7 million (US$12.2 million), RMB8.8 million (US$1.4 million) and RMB7.5 million (US$1.1 million), respectively. We expect to continue to distribute earnings and settle the service fees owed under the contractual arrangements at the request of the WFOEs and based on our business needs, and do not expect to declare dividend in the foreseeable future.

Under PRC laws and regulations, the WFOEs are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, the WFOEs and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Remittance of dividends by the WFOEs out of China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange (“SAFE”). These restrictions are benchmarked against the paid-in capital and the statutory reserve funds of the WFOEs and the net assets of the VIEs in which we have no legal ownership. In addition, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between Pintec Technology Holdings Limited and our subsidiaries incorporated in Hong Kong, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our subsidiaries incorporated in Hong Kong in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Pintec Technology Holdings Limited, its subsidiaries and the VIEs to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong.

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund the WFOEs only through capital contributions or loans, and fund the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For details, see “Item 3. Key Information—Implications of Being a Company with the Holding Company Structure and the VIE Structures—The VIE Structures and Associated Risks.”

For the years ended December 31, 2020, 2021 and 2022, the cash flows that have occurred between the Parent, the WFOEs, the VIEs and subsidiaries are summarized as the following:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
	(in thousands)
Cash received by parent company from equity owned subsidiaries	74,238	14,952	2,018
Cash paid by VIEs to equity owned subsidiaries	306,522	642,373	226,472
Cash received by VIEs from equity owned subsidiaries	819,348	584,159	157,648
Cash paid by WFOEs to equity owned subsidiaries	284,890	207,161	109,270
Cash received by WFOEs from equity owned subsidiaries	111,168	293,859	36,489
Cash paid by VIEs to WFOEs	184,078	18,199	6,990
Cash received by VIEs from WFOEs	91,442	18,369	17,135

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We, through the WFOEs and the VIEs, conduct our operations in China. Our operations in China are governed by PRC laws and regulations. We and the VIE are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of the date of this annual report, as advised by our PRC counsel, Shihui Partners, the WFOEs and the VIEs have obtained the licenses, permits and registrations from the PRC government authorities that are material and necessary for our business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we or the VIEs will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or the VIEs may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the VIEs may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Relating to Doing Business in China— Because all of our operations are in China, our business is subject to the complex and evolving laws and regulations there. The Chinese government may exercise certain oversight and discretion over the conduct of our business and may influence our operations at time, which could result in a material change in our operations and/or the value of our ADSs.”

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and other 12 PRC regulatory authorities jointly issued an amendment to the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which took effect on February 15, 2022. See “Item 4. Information on the Company — Regulation — Regulations Relating to Internet Information Security and Privacy Protection.”

Pursuant to the Cybersecurity Review Measures, in addition to “critical information infrastructure operators” who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review, any “online platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Cybersecurity Review Measures also provide that if a “online platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our applications from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. See “— D. Risk Factors — Risks Relating to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our ADSs.”

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulates both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that have already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. As we had been listed on Nasdaq prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with our listing on Nasdaq. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings. See “Item 4. Information on the Company — Regulation — Regulations Relating to M&A and Overseas Listing.”

We cannot assure you that we or the VIEs can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our ADSs. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless. For details, see “— D. Risk Factors — Risks Relating to Doing Business in China — Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing if required.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCA Act. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. On June 22, 2021, United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, or Accelerating HFCA Act, which was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

As of the date of this annual report, we have not been, and do not expect to be identified by the SEC under the HFCA Act. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC.

On December 16, 2021, PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”). As of the date hereof, Marcum Asia CPAs LLP is not included in the list of PCAOB identified firms in 2021 Determinations.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the CSRC and the Ministry of Finance of China (“MOF”). The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. Our auditors, Marcum Asia CPAs LLP, headquartered in New York, New York, are not included in the list of PCAOB identified firms in the 2021 Determinations. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond.

The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and the possibility of being a Commission-Identified Issuer and risk of delisting could continue to adversely affect the trading price of our securities. For details, see “Risk Factors—Risks Relating to Doing Business—If the PCAOB, is unable to inspect our auditors as required under the Holdings Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.”

Selected Financial Data

The following selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2020, 2021 and 2022 and selected consolidated balance sheet data as of December 31, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

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

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues:
Technical service fees	330,665	115,272	51,571	7,477
Instalment service fees	42,707	16,949	14,143	2,051
Wealth management service fees and others	4,892	41,019	8,854	1,284
Total revenues	378,264	173,240	74,568	10,812
Cost of revenues:(1)
Funding cost	(16,525)	(583)	(22)	(3)
(Provision)/Reversal for credit losses	(45,090)	1,934	(22,382)	(3,245)
Origination and servicing cost	(100,760)	(94,186)	(41,291)	(5,987)
(Cost on)/Recover of guarantee	(100,347)	4,689	1,082	157
Service cost charged by Jimu Group-related party	(23,052)	(1,574)	(75)	(11)
Cost of revenues	(285,774)	(89,720)	(62,688)	(9,089)
Gross profit	92,490	83,520	11,880	1,723
Operating expenses:(1)
Sales and marketing expenses	(44,697)	(40,936)	(27,154)	(3,937)
General and administrative expenses	(147,753)	(88,111)	(50,298)	(7,293)
Research and development expenses	(37,521)	(22,714)	(15,960)	(2,314)
Impairment loss of goodwill and intangible assets	(69,358)	(3,096)	—	—
Total operating expenses	(299,329)	(154,857)	(93,412)	(13,544)
Operating loss	(206,839)	(71,337)	(81,532)	(11,821)
Loss from disposal of a subsidiary	—	(5,498)	(2,176)	(315)
Loss from equity method investments	(11,523)	—	—	—
Impairment loss on long-term investments	(15,908)	—	(86,600)	(12,556)
Interest expenses, net	(34,332)	(32,453)	(24,138)	(3,500)
Other income, net	21,658	7,340	411	60
Loss before income tax expense	(246,944)	(101,948)	(194,035)	(28,132)
Income tax expense	(49,196)	(6,872)	(2,522)	(366)
Net loss	(296,140)	(108,820)	(196,557)	(28,498)
Other comprehensive (loss)/income	(22,977)	(10,793)	6,565	952
Total comprehensive loss	(319,117)	(119,613)	(189,992)	(27,546)
(1)	Share-based compensation expenses are allocated in operating expense items as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Share-based compensation expenses included in
Cost of revenues	(18)	13	(67)	(10)
Sales and marketing expenses	(3,182)	(354)	—	—
General and administrative expenses	(7,054)	(2,370)	(1,952)	(283)
Research and development expenses	(1,644)	(1,082)	(2,515)	(365)

	2021	2022
	RMB	RMB	USD
Selected Consolidated Balance Sheets Data:
Cash and cash equivalent	217,901	249,728	36,207
Restricted cash	1,468	1,482	215
Short-term financing receivables, net	97,200	87,087	12,626
Current and noncurrent amounts due from related parties, net	5,455	2,161	313
Total assets	761,233	528,871	76,679
Short-term funding debts	30	—	—
Convertible loan	400,000	113,000	16,383
Long-term loan	—	236,755	34,326
Current and non-current amounts due to related parties	289,936	294,634	42,718
Financial guarantee liabilities	13,736	6,914	1,002
Total liabilities	826,262	776,008	112,510
Total deficit	(65,029)	(247,137)	(35,831)

Exchange Rate Information

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 28, 2023, the noon buying rate was RMB6.9110 to US$1.00.

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business

•	We have a limited operating history, which makes it difficult to evaluate our future prospects.
•	Regulatory uncertainties relating to consumer finance in China could harm our business, financial condition and results of operations.

•	We largely rely on the creditworthiness of each individual customer and/or its counter-guarantors rather than collateral.
•	We face credit risks in most funding situations.
•	Limitations on credit enhancement may adversely affect our access to funding.
•	We may be deemed to operate a financing guarantee business by the PRC regulatory authorities.
•	The current arrangements with certain of our financial partners and borrowers may have to be modified to comply with existing or future laws or regulations.
•	Limitations on interest and fees that may be charged to borrowers may adversely affect our ability to collect fees.
•	Regulatory uncertainties relating to campus online lending may materially and adversely affect our business and results of operations.
•

We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with maintaining the listing of our ADSs, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure.

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

•

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our ADSs.

•

Because all of our operations are in China, our business is subject to the complex and evolving laws and regulations there. The Chinese government may exercise certain oversight and discretion over the conduct of our business and may influence our operations at time, which could result in a material change in our operations and/or the value of our ADSs.

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

•

Recent regulatory development in China may exert more oversight and control over listings and offerings that are conducted overseas. Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Risks Relating to Our ADSs

•	The trading price of our ADSs has declined significantly since listing, and our ADSs could be delisted from Nasdaq or trading could be suspended, which could result in substantial losses to investors.
•	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
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

We have a limited operating history. Dumiao, our lending solutions platform, was launched in June 2015. Our Hongdian and Polaris wealth management platforms were launched in September 2015 and June 2016, respectively. We have been operating our financial solutions business separately from Jimu’s peer-to-peer funding business only since June 2015, and we have been operating our company substantially as a stand-alone company only since September 2016. We operate in China’s consumer finance and wealth management industries, which are rapidly evolving and may not develop as we anticipate. In addition, we commenced new offering of the SME technical services in 2021, which is also in a new field that is rapidly evolving. Starting from 2022, we have further upgraded our business model to provide loan services to MSMEs, as the direct lender, facilitator and enabler. There are few established players and no proven business model yet in these new industries. The regulatory framework governing these industries is currently uncertain and rapidly evolving and is expected to remain uncertain for the foreseeable future. Our business partners and financial partners may have difficulty distinguishing our platforms, services and solutions from those of our competitors. As these industries and our business develop, we may modify our business model or change our platforms, services and solutions. These changes may not achieve the expected results and may have a material and adverse impact on our financial condition and results of operations.

You should consider our business and future prospects in light of the risks and challenges we may encounter in these rapidly evolving industries, including, among other things, our ability to:

•expand the network of our business partners and financial partners;

•provide diversified and distinguishable services and solutions to financial service providers;

•enhance our data analysis and risk management capabilities;

•navigate an uncertain and evolving regulatory environment;

•anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

•diversify our funding sources;

•maintain a reliable, secure, high-performance and scalable technology infrastructure;

•attract, retain and motivate talented employees; and

•improve our operational efficiency.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

Regulatory uncertainties relating to consumer finance in China could harm our business, financial condition and results of operations.

Our business may be subject to a variety of PRC laws and regulations governing financial services. The application and interpretation of these laws and regulations is ambiguous and may be interpreted and applied inconsistently between different government authorities. In addition, the PRC government is in the process of developing and implementing a regulatory framework to govern the consumer finance market. New regulations may be issued without clear guidance on how to interpret them, or without the implementing procedures necessary to enable us to comply with them. The result is a continually evolving regulatory environment where compliance and business planning is very challenging. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Loan Interest,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cooperation with Institutional Funding Partners” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microfinance Industry” for more information on the regulations that affect or may affect our business at this time. We expect more regulations to continue to appear.

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

In addition, as China’s microfinance industry has grown rapidly since 2008, the applicable laws, regulations and policies governing the industry have evolved in recent years. Any new developments in the laws, regulations and policies governing the microfinance industry, including developments at the national, provincial or local level, could change or replace the laws, regulations and policies that are currently applicable to us. There is no assurance that we will be able to strictly comply with any changes or new requirements on a timely basis. While we may be conducting our operations in compliance with existing regulations, new regulations may render our operations non-compliant and require us to make significant changes to our business. Any incident involving non-compliance may subject us to administrative sanctions, monetary penalties and restrictions on our business activities or the revocation of our license. If we do not respond to the changes in a timely manner or fail to fully comply with the applicable laws and regulations, our financial condition, results of operations and business prospects could be adversely affected.

We largely rely on the creditworthiness of each individual customer and/or its counter-guarantors rather than collateral.

We have further upgraded our business model to provide loan services to MSMEs as a direct lender, facilitator and enabler since 2022 and have developed a credit evaluation system that enables us to make lending decisions based on the creditworthiness of an individual customer rather than the value of a collateral. We will continue to provide credit-based financing solutions, and we expect a majority of our loan portfolios to be unsecured in the future. As a result, our products and services have different risk profiles compared to guarantees or loans that are secured with assets, and our ability to recover from default customers is more limited. Our customers’ ability to make repayment depends on various factors, such as general economic condition, the local economy of the regions where our customers conduct business, the development of industries relating to our customers’ business as well as the profitability of the customers’ business. As our business continues to grow, our customer default rate may rise in the future, which might in turn materially and adversely affect our financial condition and results of operation.

Pursuant to our risk control measures, we generally require counter-guarantees from the business owners and controlling persons of the borrower as well as their family members. However, we may not be able to locate counter-guarantors after a customer defaults and there is also no assurance that these persons will have sufficient financial resources to make full payment on the default customer’s behalf. Upon a customer default, if we are unable to locate the corresponding counter-guarantors or the counter-guarantors have limited or no ability to repay, we may have to apply for a court order to attach the assets of the default customer and its counter-guarantor, if any, and resort to legal proceedings to enforce our unsecured interests against these assets. In China, the procedures for applying for court orders to attach assets of another person and liquidating or otherwise realizing the value to attached assets may be protracted or ultimately unsuccessful, and the enforcement process in China may be difficult for legal and practical reasons.

We face credit risks in most funding situations.

We connect business partners and financial partners and enable them to provide financial services to users. As of December 31, 2022, almost all of the loans that we facilitated were funded by our self-owned financial partners (which are our subsidiaries/consolidated affiliated entities). Our goal is to act as a financial solutions provider and to reduce the credit risk we take on the loan products that we facilitate. However, independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. To address the market challenges, in 2019, we bore credit risk for a higher proportion of our funding than we did at the time of our initial public offering. Starting from 2020, aligned with our strategic shift of business focus towards providing digital-centric services, we have gradually reduced a significant portion of our technical services using a risk-sharing model, leading to relatively lower credit risk (without taking into account the impact of COVID-19). In 2021, we continued to adjust insurance models, expand the strengths of our brands, deepen our partner channels, vigilantly manage risk profile while enhancing our asset quality. Specifically, the reduction of risk-sharing loan facilitation business resulted in a decrease of off-balance sheet loans facilitated in 2021. Commencing from April 2022, we did not engage new customers of loan facilitation business and currently only provide loan facilitation business to our existing customers. Moreover, starting from 2022, we further shifted our business focus from facilitating loan products as a financial solutions provider to directly providing technology enabled financial and digital services to MSME ecosystem, which further reduced the credit risk of loan facilitation. We may adjust our credit risk exposure from time to time in the ordinary course of business.

We provided credit enhancement through our subsidiaries or variable interest entities to a group of select financial partners. Starting from 2021, we ceased providing credit enhancement through trust structures. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Funding Sources and Credit Risk” for more details.

As of December 31, 2022, we had short-term financing receivables, net, of RMB87.1 million (US$12.6 million) on our balance sheet. We maintain a provision for credit losses based on delinquency levels and historical charge offs of the underlying on-and off-balance sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk level of the borrowers. For each credit risk level, we estimate the expected loss rate based on the delinquency status of the financial assets to be within that level: current, 1 to 30 days past due, 31 to 60 days past due, 60 to 90 days past due, or 91 days or greater past due. These loss rates in each delinquency status are based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The expected loss rate of the specific delinquency status category within each risk level will be applied to the outstanding balances of the applicable financial assets within that level to determine the provision for credit losses for each reporting period. We had a provision for credit losses related to financing receivables of RMB22.4 million (US$3.2 million) for the year ended December 31, 2022.

If we take credit risk and our credit assessment and risk management system are not effective, we may suffer material unexpected losses, which would harm our financial performance.

Limitations on credit enhancement may adversely affect our access to funding.

We historically provided credit enhancement through our variable interest entities for loans that we facilitated with certain financial partners commencing from the fourth quarter of 2017. However, the Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, and the Implementation Plans of Internet Micro Finance Companies both prohibit financial institutions from accepting credit enhancement services provided by institutions with no relevant qualifications. We cannot assure you that the arrangements between our subsidiaries and our financial partners would be deemed to be in compliance with those requirements. If we were no longer allowed to continue with our current business practices in this regard, we would need to make adjustments to ensure compliance with relevant laws and regulations, including securing qualified sources to provide credit enhancement services for the borrowers. However, it is uncertain whether our financial partners would accept such adjustments on commercially reasonable terms. We historically have cooperated with two independent guarantee companies to provide credit enhancement services to the end users of our financial partners. In our cooperation with these independent guarantee companies, they provide guarantees to the end users of our financial partners, but if they fail to perform their obligations to provide guarantees, we will, instead, provide supplementary guarantees to our financial partners. As of the date of this annual report, we were in cooperation with one of the aforementioned independent guarantee company, and we have fully ceased providing credit enhancement through our variable interest entities for loans that we facilitated with any financial partners commencing from November 2022. We currently do not expect to cooperate with additional independent guarantee companies due to our strategic shift of business focus towards providing digital-centric services and optimizing our product matrix and organizational structure. Moreover, due to the lack of interpretation and implementation rules and the fact that the applicable laws and regulations are rapidly evolving, we cannot assure you that we would not be required to make further changes to our business model in the future. If any of the foregoing were to occur, our business, financial condition and results of operations could be materially and adversely affected.

We may be deemed to operate a financing guarantee business by the PRC regulatory authorities.

The State Council of China promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, effective October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantees to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee businesses. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate a financing guarantee business without such approval. If any entity violates these regulations and operates a financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$72,464) to RMB1,000,000 (US$144,928), and confiscation of any illegal gains, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

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

We historically have provided credit enhancement through our subsidiaries or variable interest entities for loans that we facilitate with certain financial partners. We have fully ceased providing credit enhancement through our subsidiaries or variable interest entities for loans that we facilitated with any financial partners commencing from November 2022. Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules and what behavior would be deemed as “render any financing guarantee service in disguised form” is unclear. It is uncertain whether we would be deemed to operate a financing guarantee business because of the credit enhancement services we provide. If such credit enhancement services are deemed to be in violation of the Financing Guarantee Rules or the Financing Guarantee Supplementary Provisions, we could be subject to penalties and be required to change our business model in cooperation with our financial partners. As a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with maintaining the listing of our ADSs, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure.

Approved by the State Council, the CSRC released new regulations for the filing-based administration of overseas securities offering and listing by domestic companies on February 17, 2023. The regulations came into effect on March 31, 2023, which including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies or the Trial Measures, and 5 supporting guidelines. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Recent regulatory development in China may exert more oversight and control over listings and offerings that are conducted overseas. Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures of other PRC government authorities, we may face adverse actions or sanctions, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any such offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. The CSRC or other PRC authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. Any uncertainties and/or negative publicity regarding such an approval or other requirements could have a material adverse effect on the trading price of the ADSs.

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

These laws and regulations have imposed stringent requirements on the operation of peer-to-peer online lending platforms. Although how these requirements will be interpreted and implemented is still unclear, it is likely that more stringent laws and regulations will be issued and adopted to further regulate related businesses. As a result of the stringent and evolving regulatory environment, consumer finance industry in China is facing great challenges and shrinking in size. The regulatory environment of the consumer finance industry may continue to evolve in response to factors beyond our control. Any rumors of or perceived changes to the regulations, even if proven to be untrue or completely unrelated or inapplicable to our business, may cause wide fluctuations in the trading price of our ADSs, and in certain cases significant declines, which could result in substantial losses to investors. See also “—Risks Relating to Our ADSs—The trading price of our ADSs has declined significantly since listing, and our ADSs could be delisted from Nasdaq or trading could be suspended, which could result in substantial losses to investors.”

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

We generate a significant proportion of our total revenues through a limited number of business partners. We generated 49.9%, 53.8% and 49.8% of our total revenues through cooperation with our top five business partners in 2020, 2021 and 2022, respectively. Our partnerships with these business partners are not on an exclusive basis. In addition, our contracts with them typically have a duration of one year, with most of which providing for automatic renewal. If these business partners change their policies, terminate their partnership or do not renew their cooperation agreements with us, our business and result of operations may be materially and adversely affected. If we are not able to expand into new verticals and increase penetration in existing verticals to increase the number of our business partners, retain our existing business partners or renew our existing contracts with major business partners on terms favorable to us, our results of operations will be materially and adversely affected.

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

The attractiveness of our technology-based services and solutions to our business and financial partners, and our online platforms to users, depend on our ability to innovate. To remain competitive, we must continue to develop and expand our platforms, services and solutions. We must also continue to enhance and improve our data analytics and technology infrastructure. These efforts may require us to develop or license increasingly complex technologies. In addition, new services, solutions and technologies developed and introduced by competitors could render our services and solutions obsolete if we are unable to update or modify our own technology. Developing and integrating new services, solutions and technologies into our existing platforms and infrastructure could be expensive and time-consuming. Furthermore, any new features and functions may not achieve market acceptance. We may not succeed in implementing new technologies, or may incur substantial costs in doing so. Our platforms, services and solutions must achieve high levels of market acceptance in order for us to recoup our investments. Our platforms, services and solutions could fail to attain sufficient market acceptance for many reasons, including:

•our credit assessment models may not be accurate;

•we may fail to predict market demand accurately and to provide financial services that meet this demand in a timely fashion;

•business partners and financial partners using our platforms may not like, find useful or agree with any changes;

•there may be defects, errors or failures on our platforms;

•there may be negative publicity about our financial services or our platforms’ performance or effectiveness; and

•there may be competing services or solutions introduced or anticipated to be introduced by our competitors.

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

Our business has been and may continue to be adversely affected by the COVID-19 pandemic.

Since the outbreak of COVID-19 pandemic, many businesses and social activities in China and other countries and regions have been adversely affected. To contain the COVID-19 outbreak, the PRC government imposed strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, temporary closure of business premises, and postponed resumption of business.

The COVID-19 pandemic had adversely impacted our operations and our business partners, particularly our business partners in the online travel agency and telecom industries. We also experienced temporary shut-down and closure of unprofitable spaces as a result of the regional resurgence of COVID-19 cases in China, particularly during the fourth quarter of 2022. As a result of the pandemic and a series of challenges we encountered, including changes in market conditions, market regulations, external partners and management members, we continued to vigilantly manage risk profile while enhancing our asset quality, and accordingly our loan volume in 2022 decreased by 75% compared with 2021. We have taken measures in response to the outbreak to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees and cancelling business meetings and travel. Furthermore, in part in response to the challenges, we are now shifting our business focus by increasing the digital-centric services and substantially reducing our risk-sharing services. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Factors Affecting Our Results of Operations—Impact of COVID-19.”

Since December 2022, many of the restrictive measures previously adopted by the PRC government at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures. As a result, there has recently been and may continue to be an increase in COVID-19 cases in China, which may lead to temporary interruptions to business operations. There remain significant uncertainties surrounding the COVID-19 outbreak, including with respect to the ultimate spread of the virus, the severity and duration of the pandemic and the further actions government authorities may take in response. While it is unknown how long these conditions will last and what the complete financial effect will be on us, we are closely monitoring the impact of COVID-19. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 harms the Chinese and global economy in general.

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

We may fail to compete for business partners and financial partners against any of our current or future competitors. Furthermore, the COVID-19 pandemic has affected and may continue to affect our ability to compete effectively. Consumer finance, wealth management and insurance are emerging industries in China. We enable our business and financial partners to provide innovative consumer finance, wealth management and insurance services to the users. With respect to consumer finance enablement, OneConnect shares a similar business model where it provides technology enablement services to business partners and financial partners, and we compete with respect to acquiring partners and customers. Other independent platforms also provide such enablement services to partners as one segment of their business. With respect to wealth management and robo-advisory enablement, we compete with companies such as Yingmi.cn. We also compete across consumer finance, wealth management and insurance with platforms affiliated with major internet companies and business ecosystems in China, such as Lexin, 360 DigiTech and Quant Group. In addition, our business and financial partners may develop their own in-house capabilities that compete with the services we currently provide. Some of our larger competitors have substantially broader product or service offerings and greater financial resources to support their spending on sales and marketing. Current or potential competitors may have substantially greater brand recognition and may have more financial, research, marketing and distribution resources than we do. Our competitors may introduce platforms with more effective features, or services or solutions with competitive pricing or better performance. In addition, some of our competitors may have more resources to develop or acquire new technologies and react quicker to the changing demands of business partners and financial partners.

On February 7, 2021, the Anti-monopoly Committee of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. The Anti-Monopoly Guidelines for Internet Platforms mainly cover five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing administrative powers to eliminate or restrict competition. The Anti-Monopoly Guidelines for Internet Platforms prohibit certain monopolistic acts of internet platforms to preserve market competition and safeguard interests of users and undertakings participating in the internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance, such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displayed, using bundle services to sell services or products, and compulsory collection of unnecessary user data. As the Anti-Monopoly Guidelines for Internet Platforms were newly promulgated, it is uncertain to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties and need to adjust some of our business practice, which could be costly. Moreover, the Anti-Monopoly Law amended in June 2022, promulgated by the Standing Committee of the National People’s Congress of the PRC, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. Due to the enhanced implementation of the Anti-Monopoly Law, we may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us to heightened risks and challenges.

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

We have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. The Internet Finance Guidelines purport, among other things, to require internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Administrative Measures for Internet Finance Service Providers Regarding Anti-Money Laundering and Counter Terrorism Financing (Trial Version), or the Administrative Measures Regarding AML and CTF, require internet finance service providers to comply with certain anti-money laundering and counter terrorism financing requirements, including establishing an internal control system for anti-money laundering and counter terrorism financing, establishing a customer identification program, monitoring terrorist organizations and terrorists, monitoring and reporting suspicious transactions and preserving customer information and transaction records. The Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors, originally promulgated by the China Securities Regulatory Commission, or the CSRC, in August 2020, require independent fund sales institutions to comply with certain anti-money laundering requirements, including providing fund managers with necessary information for anti-money laundering, such as clients’ statutory basic identity information, as well as assistance in performing such relevant duties as anti-money laundering, counter-terrorism financing and due diligence on tax-related information in terms of non-resident financial accounts. The Notice on Anti-Money Laundering Operations of the Insurance Industry requires insurance brokerage agencies to establishing anti-money laundering internal control systems and provide assistance to public security departments and judicial authorities in investigations. There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, given that our anti-money laundering obligations in the Internet Finance Guidelines, the Administrative Measures Regarding AML and CIF, the Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors and the Notice on Anti-Money Laundering Operations of the Insurance Industry are not specified. Measures for the Implementation of Anti-Money Laundering in the Securities and Futures Sector (Amended in 2022) requires Securities and futures operators shall fulfill their anti-money laundering obligations establish sound anti-money laundering internal control systems, information reporting systems, client risk rating systems and work confidentiality systems, training and publicity systems. Any new requirement under money laundering laws could increase our costs, and may expose us to potential sanctions if we fail to comply. Furthermore, our financial partners are required to have their own appropriate anti-money laundering policies and procedures as stipulated in the applicable anti-money laundering laws and regulations, and our other funding sources may also be required to comply with the applicable anti-money laundering laws and regulations. If we or any of our financial partners or other funding sources fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of technology enablement platforms for the financial service industry, such as those that arise from any failure of other internet finance service providers to detect or prevent money laundering activities, could compromise our image or undermine the trust and credibility we have established. If any of the foregoing were to occur, our reputation, business, financial condition and results of operations might be materially and adversely affected.

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

Both Shanghai Anquying Technology Co., Ltd., formerly known as Anquying (Shanghai) Investment Consulting Co., Ltd., and Beijing Hongdian Fund Distributor Co., Ltd., or Beijing Hongdian, conducted value-added telecommunications business, for which they may be required to obtain value-added telecommunications service licenses regarding such value-added telecommunications business. Starting from 2022, Shanghai Anquying no longer engaged in value-added telecommunications business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Value-added Telecommunication Service.” Failure to comply with the regulations relating to value-added telecommunications services may result in fines and other administrative sanctions. As suggested by Beijing Administration of Telecommunication, which is the competent regulatory authority of Beijing Hongdian, Beijing Hongdian does not need value-added telecommunications service licenses for its operation. However, the regulatory authorities may have wide discretion in the interpretation and enforcement of the laws and regulations regarding value-added telecommunications businesses and it is possible that the regulatory authorities may adjust their former interpretation and make new requirements so that Beijing Hongdian may have to obtain value-added telecommunications service license for its operations in the future. As of the date of this annual report, Beijing Hongdian has not obtained a license for its operations on its websites or mobile applications. There is a lack of further interpretations or explicit and detailed laws and regulations regarding the value-added telecommunications service license for a mobile applications provider. However, to the extent that the PRC regulatory authorities require value-added telecommunication service licenses to be obtained for the operation of our mobile applications, we may be subject to the sanctions described above if we do not obtain such licenses, and our business, financial condition and results of operations maybe materially and adversely affected.

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

In addition, we historically engaged in internet-based microcredit business through our subsidiary Ganzhou Aixin Network Micro Finance Co., Ltd. (formerly known as Ganzhou Jimu Micro Finance Co., Ltd.), or Ganzhou Aixin Micro Finance, which holds an internet micro lending license to operate small loan business. However, the regulatory regime and practice with respect to network microcredit companies are evolving in recent years and subject to uncertainties. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microfinance Industry.” Therefore, we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain or renew the license. If we are unable to maintain or renew the microcredit license or obtain any other requisite approvals, licenses or permits, our business, financial condition and results of operations may be materially and adversely affected. For example, in November 2020, the CBIRC and PBOC released the Interim Measures for the Administration of Network Microfinance Companies Business (Draft) to solicit public comments. The draft measures make it clear that a network microfinance business shall be carried out mainly in the provincial administrative areas to which the entity is registered and shall not be cross-provincial without prior approval. The registered capital of a company operating a network microfinance business within a province shall not be less than RMB1 billion and shall be a one-time paid-in monetary capital. The registered capital of a company operating a network microfinance cross-provinces shall not be less than RMB5 billion and shall be a one-time paid-in monetary capital. The draft measures would establish a three-year transition period, and those operating cross-provincial network microfinance businesses without approval will be phased-out. We cannot assure you that Ganzhou Aixin Micro Finance Co., will be able to maintain or renew its microfinance license if the draft measures are implemented.

Jimu Group’s insolvency and inability to repay the loans we extended to it may cause us to be unable to meet our obligations as they come due, and we may not be able to obtain additional capital when desired, on favorable terms or at all.

Our consolidated financial statements have been prepared on a going concern basis. As of December 31, 2019, we had RMB748.4 million in current amounts due from Jimu Group and RMB117.6 million in non-current amounts. Since Jimu Group became insolvent and announced its exit from the online lending platform business in February 2020, we determined that it was probable that the amounts due from Jimu Group were not collectible or recoverable. As of December 31, 2019, we made a provision of RMB856.0 million for the amount due from Jimu Group. We made an additional provision of RMB7.8 million for the year ended December 31, 2020, a reversal of RMB6.7 million for the year ended December 31, 2021 and an addition of RMB1.6 million (US$0.2 million) for the year ended December 31, 2022. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group—Cash Advances and Loan Agreements” for more details. The loss of this capital may further impair our ability to invest in facilities, hardware, software and technological systems, retain talent, or expand our business. Our total current assets decreased from RMB526.9 million as of December 31, 2021 to RMB389.2 million (US$56.4 million) as of December 31, 2022. And we had net current liabilities of RMB136.8 million (US$19.8 million), including convertible loan of RMB113 million (US$16.4 million) as of December 31, 2022. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses for the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern. To alleviate the pressure of capital liquidity, we have obtained approval of certain lines of credit from third parties and is negotiating with the investor to convert the convertible loan into shares. Moreover, from January 1, 2022 onwards, we have taken measures to improve operating efficiency and implement cost reduction. Actions primarily include downsizing staff to cope with the decrease in business volume and revenue, standardizing our finance and operation policies, enhancing internal controls and creating a synergy of our resources. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements.

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

We vigorously defended against the shareholder class action described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuit should our initial defense be unsuccessful. We filed a motion to dismiss on April 16, 2021 and the plaintiffs filed their opposition to the motion to dismiss on June 15, 2021. We submitted our reply brief on July 15, 2021. On April 25, 2022, the court granted our motion to dismiss the amended complaint in full and ordered the case closed. The plaintiffs have 30 days from the court’s order to file a notice of appeal. If the plaintiffs choose to file an appeal, we cannot predict the timing, outcome or consequences of such an appeal or of this class action if the court’s order of dismissal is vacated or reversed. We cannot guarantee that we will not be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle the lawsuit on unfavorable terms. Any adverse outcome of the lawsuit, including any plaintiffs’ appeal of the judgment, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operations, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

We have access to a large amount of data and personal information of our end users, including financial information and personally identifiable information. While we have security measures in place to protect our end-users’ data, our solutions and underlying infrastructure may in the future be materially breached or compromised as a result of the following:

●third-party attempts to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information to gain access to our user’ data, our data or our IT systems;
●efforts by individuals or groups of hackers and sophisticated organizations;
●cyberattacks on our internally built infrastructure;
●vulnerabilities resulting from enhancements and upgrades to our existing solutions;
●vulnerabilities in third-party infrastructure and systems and applications that our solutions operate in conjunction with or are dependent on;
●vulnerabilities existing within newly acquired or integrated technologies and infrastructure;

●attacks on, or vulnerabilities in, the many different underlying networks and services that power the internet that our solutions depend on, most of which are not under our control; and
●employee or contractor errors or intentional acts that compromise our security systems.

These risks are mitigated, to the extent possible, by our ability to maintain and improve business and data governance policies, enhanced processes and internal security controls, including our ability to escalate and respond to known and potential risks. Although we have developed systems and processes designed to protect our users’ data, we can provide no assurance that such measures will provide absolute security. For example, our ability to mitigate these risks may be affected by the following:

●vulnerabilities in third-party infrastructure and systems and applications that our solutions operate in conjunction with or are dependent on;
●vulnerabilities existing within newly acquired or integrated technologies and infrastructure;
●attacks on, or vulnerabilities in, the many different underlying networks and services that power the internet that our solutions depend on, most of which are not under our control; and
●employee or contractor errors or intentional acts that compromise our security systems.

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

On December 28, 2021, the CAC, jointly with other 12 governmental authorities, published the Measures for Cybersecurity Review, which became effective on February 15, 2022. The Cybersecurity Review Measures propose the following key changes:

●	companies who are engaged in data processing are also subject to the regulatory scope;

●	the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism;
●	the online platform operators holding more than one million users individual information and seeking a listing outside China shall file for cybersecurity review with the Cybersecurity Review Office; and
●	the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

We may become subject to enhanced cybersecurity review. Certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are deemed to be a critical information infrastructure operator or a company that is engaged in data processing and holds personal information of more than one million users, we could be subject to PRC cybersecurity review.

The interpretation, application and enforcement of Measures for Cybersecurity Review are also subject to substantial uncertainties. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

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

In September 2019, Mr. Wei resigned from his position as chairman of the board of directors but remains on our board of directors (the “Board”). Mr. Jun Dong was elected as the new chairman of the board of directors and has been named as the acting chief executive officer for the duration of Mr. Wei’s absence. In August 2020, Dr. Victor Huike Li was appointed as a director and chief executive officer of our company. Mr. Wei Wei tendered his resignation as our chief executive officer for health reasons, and Mr. Jun Dong resigned from his position as our acting chief executive officer as a result of Dr. Li’s appointment. In January 2021, Mr. Ziwei Zhang resigned from his position as our chief marketing officer for personal reasons. In August 2021, Mr. Steven Yuan Ning Sim resigned from his position as the chief financial officer for personal reasons. Dr. Li, director and chief executive officer of our company, was appointed as our acting chief financial officer until a suitable candidate for chief financial officer is identified. In December 2022, Dr. Li resigned from the Board and from his positions as the chief executive officer and the acting chief financial officer for personal reasons. Mr. Zexiong Huang was appointed as a successor director, chief executive officer, and acting chief financial officer to replace Mr. Li. Any future changes in our management composition may disrupt our business operations, and our financial condition and results of operations may be adversely affected.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the year ended December 31, 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2022, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC. This material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. For example, we engaged a consulting firm with extensive U.S. GAAP experiences to strengthen our internal control over financial reporting. For details, see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the Accelerating HFCA Act, which was enacted into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (“2021 Determinations”). As of the date hereof, Marcum Asia CPAs LLP is not included in the list of PCAOB identified firms in 2021 Determinations.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly.

Our auditors, Marcum Asia CPAs LLP, the independent registered public accounting firm that issued the audit report included elsewhere in the annual report, an auditor of companies that are traded publicly in the United States and a U.S. – based accounting firm registered with the PCAOB, is subject to laws in the United States pursuant which the PACOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, New York and is not included in the list of PCAOB identified firms in the 2021 Determinations. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond.

The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year.

There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year. If, in the future, we become identified by the SEC for two consecutive years as a “Commission-Identified Issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our securities will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

We are looking into opportunities to expand our platforms into regions outside of China. We have set up seven joint ventures or subsidiaries outside of China to offer our solutions in additional markets in conjunction with local partners. In October 2017, we formed a joint venture named PIVOT Fintech Pte. Ltd. together with FWD Group and certain angel investors to provide robo-advisory services in Southeast Asia. In April 2018, we formed a joint venture named Avatec.ai (S) Pte. Ltd. together with United Overseas Bank Limited to offer credit services and solutions primarily in Southeast Asian countries. In addition, we set up Pintec Solutions Pte. Ltd. in Singapore in November 2018, which was subsequently renamed as “FT Synergy Pte. Ltd.,” and 85% of our equity interest in FT Synergy Pte. Ltd. was transferred out in around September 2021, while we kept the remaining 15% equity interests in FT Synergy Pte. Ltd. In April 2019, we acquired Infrarisk Pty Limited, an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process. In December 2021, we set up a wholly owned subsidiary Pintec Australia Pty Ltd in Australia, which holds 50.0% equity interest in Wagepay Pty Ltd, 50.0% equity interest in Janko Loans Pty Ltd, 15.56% of Leasgo Pty Ltd and 100.0% in Suppy Pty Ltd. In May 2022, we approved the deconsolidation of Pintec Australia Pty Ltd (“Pintec Australia”) through the disposal of its 100% equity interest to recoup certain expenses incurred in relation to Pintec Australia and therefore eliminate its negative financial impacts on the Company. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, as provided in the Special Management Measures for Foreign Investment Access (Negative List) (2021 version), or the 2021 Negative List, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with certain exceptions relating to e-commerce business, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Provisions on the Administration of Foreign Invested Telecom Enterprise. Under current PRC laws and regulations, foreign-invested companies engaged in the onshore insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises. Specifically, according to the Service Guide for the Establishment and Examination and Approval of Insurance Brokers, published by the CBIRC in September 2021, foreign shareholders of a Chinese Insurance Broker shall be (i) foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; and (ii) have total assets of more than US$200 million at the end of the year preceding the investment application in a Chinese brokerage business. However, on December 3, 2021, the Notice of the CBIRC General Office on Clarifying Relevant Measures for the Opening up of the Insurance Intermediary Market, or the Clarifying Notice, was released and provided that overseas insurance brokerage companies with actual business experience and complying with the relevant provisions of the CBIRC are allowed to invest in and establish insurance brokerage companies in China to engage in insurance brokerage business. The relevant requirements that an investor that intends to establish a foreign-funded insurance brokerage company in China shall have more than 30 years of business experience in any WTO member country, have established a representative office in China for two consecutive years and have total assets of not less than US $200 million in the year prior to the application shall no longer be implemented. How these requirements will be interpreted and implemented is still unclear. Our PRC subsidiaries and their subsidiaries may not in practice meet all the requirements of actual business experience. Therefore, even though the insurance brokerage industry falls within the permitted category under the Catalogue of Industries for Encouraging Foreign Investment and the 2021 Negative List, we opted for a variable interest entities structure instead of direct ownership. Myfin Insurance Broker Co., Ltd., or Beijing Myfin, a subsidiary of one of our variable interest entities, Pintec Jinke (Beijing) Technology Information Co., Ltd., or Beijing Jinke, has obtained the license for insurance brokerage issued by the Beijing Bureau of the CBIRC, which allows Beijing Myfin to conduct onshore insurance brokerage business within the territory of the PRC and will remain valid until June 2025. Current PRC regulations relating to foreign investments in the onshore insurance brokerage business in China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our onshore insurance brokerage business.

According to the Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors, any foreign shareholder of an independent fund distributor must be a financial institution established under the laws of the country or region where it is located and legally existing while having asset management or investment consulting experience, and the securities regulator of the country or region where it is located shall have executed a memorandum of regulatory cooperation with the CSRC or other institutions recognized by the CSRC, and maintains an effective regulatory cooperation relationship therewith. Our subsidiaries may not in practice meet all the requirements. As a result, it is difficult for our PRC subsidiaries or their subsidiaries, as foreign-invested companies and subsidiaries of foreign-invested companies to apply for a fund distribution license. Our variable interest entity Beijing Hongdian has obtained the license relating to the publicly raised securities investment fund distribution business issued by the CSRC, which allows Beijing Hongdian to conduct both publicly raised securities investment fund distribution business and privately-raised investment fund distribution business. Current PRC regulations relating to foreign investments in the fund distribution business in China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our fund distribution business, and the robo-advisory service business, in most cases, provided by Xuanji Intelligence (Beijing) Technology Co., Ltd. to Beijing Hongdian according to the business cooperation. For example, in October 2019, the CSRC issued the Notice on the Pilot Launch of Investment Advisory Business for Public Offered Securities Investment Fund, or the Pilot Notice, which provides specific guidance for the conduct of securities investment fund advisory business. Institutions shall file with the CSRC to operate securities investment fund advisory business and the CSRC shall form an expert evaluation committee to evaluate the pilot implementing plan and preparation work of the relevant institutions and decide the qualification of such institutions. In addition, the securities regulatory bureaus of Beijing have issued the Circular of Regulating Fund Investment Recommendation Activities, or the Recommendation Circular, in 2021, which requires that a fund sales agency shall not provide any investment recommendations for fund portfolio strategies without the fund investment advisory licenses. The Recommendation Circular further prohibits institutions from developing new business of making recommendations for fund portfolio strategies in violation of the requirements of the Pilot Notice. Specifically, they shall not display or launch new fund portfolio strategies, provide existing fund portfolio strategies to new clients, or allow existing clients to make additional fund portfolio strategy investments. Moreover, the Recommendation Circular sets different rectification timelines for institutions with and without fund investment advisory licenses. Asset Management Association of China issued the Measures for Registration and Filing of Private Investment Funds on February 24, 2023, which would come into effect on May 1, 2023 and emphasizes that a fund sales agency should fulfill investor suitability obligations and not mislead consumers and clearly reveal investment risks. Although we have updated the Xuanji Intelligence Investment app to comply with the requirements of the Recommendation Circular to the best we can, including suspending (i) registration by new users and (ii) acceptance of funds from any existing users, we cannot guarantee you that we will not be subject to more similar rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times.

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

As of December 31, 2022, the equity interests of each of our variable interest entities are held, directly or indirectly, by one or more of Ms. Xiaomei Peng, Mr. Wei Wei, Mr. Wei Hu, Mr. Yudong Zheng and Mr. Xin Sun. These shareholders may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, the existing contractual arrangements, which would have a material adverse effect on our ability to effectively control our variable interest entities and their subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy may continue. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations and the enforcement of many laws, regulations and rules are updated from time to time. For example, the enforcement of laws and rules and regulations in China can change quickly and there are risks that such changes of laws and rule and regulations in China may influence our operations at time, which could result in a material change in our operations and/or the value of our ADSs.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have certain discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our ADSs.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Government actions in the future could significantly affect economic conditions in China or particular regions thereof, and could require us to materially change our operating activities or divest ourselves of any interests we hold in Chinese assets. Our business may be subject to various government and regulatory interference in the provinces in which we operate. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-related overseas listed companies. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”), promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ).

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure (the “Regulations”), which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which became effective in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (1) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (2) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and the impact on the individual’s rights, and (3) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On November 14, 2021, the CAC promulgated the draft Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft CAC Regulation”), which has not yet become effective. The Draft CAC Regulation provides that data processors that conduct the following activities must apply for cybersecurity review: (1) merger, reorganization or spin-off of online platform operators holding a large amount of data resources related to national security, economic development or public interests, which may have an adverse effect on national security; (2) data processors that handle personal information of more than one million users intending to list their securities on a foreign stock exchange; (3) data processors intending to list their securities on a stock exchange in Hong Kong which may have an adverse effect on national security; and (4) other data processing activities that may have an adverse effect on national security.

On December 28, 2021, the CAC, jointly with other 12 governmental authorities, promulgated the revised Cybersecurity Review Measures, which became effective on February 15, 2022. According to the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services which may have an adverse effect on national security must apply for cybersecurity review. Meanwhile, online platform operators holding personal information of over one million users that intend to list their securities on a foreign stock exchange must apply for cybersecurity review.

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to substantial uncertainties. We are of the view that such requirement for cybersecurity review under the Draft CAC Regulation, if effective in the current form, and revised Cybersecurity Review Measures, are not applicable to us, primarily because, as of the date of the annual report: (1) we have not received any notice or determination from competent PRC governmental authorities identifying us as a critical information infrastructure operator; (2) we do not hold or process personal information of over one million users; and (3) we have not received any investigation, notice, warning, or sanctions from applicable government authorities in relation to national security. However, the relevant PRC government agencies could reach a different conclusion, applicable laws, regulations or interpretations could change and we could be required to obtain such approvals in the future.

See “—Recent regulatory development in China may exert more oversight and control over listings and offerings that are conducted overseas. Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Because all of our operations are in China, our business is subject to the complex and evolving laws and regulations there. The Chinese government may exercise certain oversight and discretion over the conduct of our business and may influence our operations at time, which could result in a material change in our operations and/or the value of our ADSs.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise certain oversight and discretion over the conduct of our business, and the regulations to which we are subject may change from time to time. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are sometimes uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

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

PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities such as the use of variable interest entities and data security or anti-monopoly. The PRC government may adopt new measures that may affect our and the variable interest entities’ operations or may exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and we may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to evolve, the interpretations and the enforcement of many laws, regulations and rules are updated from time to time. Furthermore, as we may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us to conduct business, accept foreign investments, or be listed overseas.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Approved by the State Council, CSRC released new regulations for the filing-based administration of overseas securities offering and listing by domestic companies on February 17, 2023. The regulations come into effect on March 31, 2023, which including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies or the Trial Measures, and five supporting guidelines. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China — Recent regulatory development in China may exert more oversight and control over listings and offerings that are conducted overseas. Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

Recent regulatory development in China may exert more oversight and control over listings and offerings that are conducted overseas. Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

Upon an approval by the State Council, the CSRC released new regulations for the filing-based administration of overseas securities offering and listing by domestic companies on February 17, 2023. These regulations, which came into effect on March 31, 2023, include the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies or the Trial Measures, and five supporting guidelines. The Trial Measures not only stipulate that both direct and indirect overseas securities offering and listing activities are subject to regulations, but also clearly define the circumstances where provisions for direct and indirect overseas securities offering and listing by domestic companies apply. Specifically, where a domestic company seeks to indirectly offer and list securities on overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Any overseas securities offering and listing made by an issuer that meets both of the following conditions will be determined to be indirect: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in the PRC. The determination as to whether an overseas securities offering and listing by domestic companies is indirect, shall be made on a substance basis over form basis. According to the Trial Measures and the Officials from Relevant Department of CSRC Answered Reporter Question Regarding the Trial Measures, the existing domestic companies that have completed overseas offering and listing before the effective date of the Trial Measures, or March 31, 2023, such as us, shall not be required to perform filling procedures for the completed overseas issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market shall be subject to the filing with the CSRC within three working days after the offering is completed, and any of our subsequent securities offering and listing in other overseas markets in future shall be subject to the filing with the CSRC within 3 working days after the relevant application is submitted overseas. See “Regulations—Regulations Relating to M&A and Overseas Listings.”

If it is determined that any approval, filing or other administrative procedure from other PRC governmental authorities is required for any future offering or listing, we cannot assure that we or the VIEs can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our ADSs. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the Special Administrative Measures, if a PRC company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

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

COVID-19 continued to have a severe and negative impact on the Chinese and the global economy in 2022. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The Russia-Ukraine conflict and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Recently, the Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. This conflict and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our PRC-based employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on our PRC-based employees’ salaries based on the actual salary of each employee upon payment. As of the date of this annual report, we have made employee benefit payments and withheld individual income tax for all employees based in the PRC. However, as the interpretation and implementation of labor-related laws and regulations are still uncertain and evolving in China, with respect to the underpaid employee benefits, we may be required by the relevant governmental authorities to make additional contributions to these plans as well as to pay late fees and fines; with respect to the under withheld individual income tax, we may be required by the relevant governmental authorities to make additional withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the aforementioned additional employee benefits and individual income tax, our financial condition and results of operations may be adversely affected.

PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, originally adopted by six PRC regulatory agencies in 2006, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-monopoly law enforcement agency shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for Internet Platforms, which stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our potential acquisitions of other entities that we may make in the future (whether by ourselves, our subsidiaries or through our variable interest entities) and that meets the criteria for declaration may be required to be reported to and approved by the anti-monopoly law enforcement agency, and we may be subject to penalties, including but not limited to a fine of no more than RMB500,000 if we fail to comply with such requirement. In addition, the Provisions on the Implementation of the Safety Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that became effective on September 1, 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Risks Relating to Our ADSs

The trading price of our ADSs has declined significantly since listing, and our ADSs could be delisted from Nasdaq or trading could be suspended, which could result in substantial losses to investors.

Since the ADSs became listed on the Nasdaq Global Market on October 24, 2018, the trading price of the ADSs has ranged from US$15.10 to US$0.27. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•variations in our revenues, earnings and cash flow;

•announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•announcements of new services and expansions by us or our competitors;

•changes in financial estimates by securities analysts;

•detrimental adverse publicity about us, our services and solutions, or the industries in which we operate;

•additions or departures of key personnel;

•release of transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•potential litigation or regulatory investigations.

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

The listing of our ADSs on the Nasdaq Global Market is contingent on our compliance with the Nasdaq Global Market’s conditions for continued listing.

On December 9, 2021, we received written notification from the Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. In accordance with Nasdaq Listing Rules, we must regain compliance within 180 calendar days, or by June 6, 2022. To regain compliance, our ADSs must have a closing bid price of at least US$1.00 for a minimum of ten consecutive business days. In the event that we do not regain compliance by June 6, 2022, we may be eligible for additional time to regain compliance or may face delisting. On May 13, 2022, we amended the ratio of our ADS representing its Class A ordinary shares from one (1) ADS representing seven (7) Class A ordinary shares to one (1) ADS representing thirty-five (35) Class A ordinary shares, and on June 2, 2022, Nasdaq confirmed that we regained compliance.

On October 26, 2022, we received written notification from the Nasdaq that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. In accordance with Nasdaq Listing Rules, we must regain compliance within 180 calendar days, or until April 19, 2023. To regain compliance, our ADSs must have a closing bid price of at least US$1.00 for a minimum of ten consecutive business days. In the event that we do not regain compliance by April 19, 2023, we may be eligible for additional time to regain compliance or may face delisting. On March 17, 2023, we announced that we entered into share purchase agreements with certain investors on March 16, 2023 to sell and issue an aggregate of 254,450,000 Class A ordinary shares of the Company for a total purchase price of US$4,000,000., and on April 10, 2022, Nasdaq confirmed that we regained compliance.

See “Item 4. Information on the Company — A. History and Development of the Company.”

We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our ADSs could result in a breach of the requirements for listing on the Nasdaq Global Market. If the Parent does not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our ADSs. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ADSs, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ADSs.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We have 507,239,098 Class A ordinary shares and 50,939,520 Class B ordinary shares outstanding as of March 31, 2023, including 238,629,685 Class A ordinary shares represented by ADSs. All of our ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The lockup agreement that our directors and executive officers and all of our pre-IPO shareholders signed with the underwriters of our initial public offering expired on April 23, 2019, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of our ADSs on the Nasdaq Global Market has been low, so sales of even relatively small amounts of our ADSs in the public market could adversely affect the market price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

As of March 31, 2023, two of our three core founders, Mr. Jun Dong and Mr. Wei Wei, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 9.4% of our total issued and outstanding share capital and 60.2% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We believe our income from and assets used in the installment-sale business are treated as passive under the PFIC provisions. Based on our current income and assets and the value of our ADSs, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2021. Accordingly, U.S. Holders should consult their tax advisors regarding the advisability of making a mark-to-market election (as described in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”). Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may continue to be classified as a PFIC for our taxable year ending December 31, 2022. Under circumstances where revenues from our installment sale business or other activities that produce passive income increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending December 31, 2022 and in future taxable years.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer, we are permitted under the Nasdaq Stock Market Rules to follow home country corporate governance practices. Specifically, we do not have a majority of independent directors serving on our board of directors. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market Rules’ corporate governance listing standards applicable to U.S. domestic issuers. See “—Risks Relating to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.”

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Under the Deposit Agreement for the ADSs, if you do not vote, the Depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs on any matter at a shareholder meeting provided that we give the Depositary a written confirmation sufficiently in advance of the meeting that:

•we wish a proxy to be given to a person of our choice,

•we reasonably do not know of any substantial opposition to the matter, and

•the matter is not materially adverse to the interests of shareholders.

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

On December 9, 2021, we received notification from Nasdaq Listing Qualifications that we are not in compliance with the minimum bid price requirement set forth in Listing Rules for continued listing on the Nasdaq Stock Exchange as the closing price of our ADSs have been less than US$1.00 over a consecutive 30-trading-day period. We were in compliance with all other Nasdaq continued listing standards. The Nasdaq notification did not affect our business operations or our SEC reporting requirements. We had 180 calendar days from the date of notification, or by June 6, 2022, to regain compliance with the minimum bid price requirement.

On May 13, 2022, we amended the ratio of our ADS representing its Class A ordinary shares from one (1) ADS representing seven (7) Class A ordinary shares to one (1) ADS representing thirty-five (35) Class A ordinary shares. The change was automatically made on the books of the depositary and no physical action by ADS holders was required. The effect of the ratio change on the ADS trading price on the Nasdaq Global Market was expected to take place on May 16, 2022. The change in the ADS Ratio was expected to result in a proportional increase in the ADS price, but there was no assurance that the ADS price after the change in the ADS Ratio will be equal to or greater than five times the ADS price before the change.

On May 13, 2022, we approved the deconsolidation of Pintec Australia Pty Ltd (“Pintec Australia”) through the disposal of its 100% equity interest. Upon the completion of this deconsolidation, the subsequent financial results of Pintec Australia will no longer be included in our consolidated financial statements. We plan to continue empowering the small and medium enterprise ecosystem through the provision of comprehensive technology-based credit services and solutions.

On June 2, 2022, we received notification from Nasdaq Listing Qualifications that we have regained compliance with the minimum bid price requirement after changing the ratio of our ADSs. On June 1, 2022, Nasdaq confirmed that the closing bid price of our common stock has been at US $1.00 per share or greater for the last ten consecutive business days, and the matter is now closed.

On October 21, 2022, we confirmed that our Chairman, Mr. Jun Dong, has been detained and is under custody of the relevant PRC government authority. We are not associated with this matter, nor have we received any official notice from any government authority. Our business and daily operations and our subsidiaries are currently conducted in the ordinary course.

On October 26, 2022, we received notified notification from Nasdaq Listing Qualifications we are not in compliance with the minimum bid price requirement set forth in Listing Rules for continued listing on the Nasdaq Stock Exchange as the closing price of our ADSs have been less than US$1.00 over a consecutive 30-trading-day period. We were in compliance with all other Nasdaq continued listing standards. The Nasdaq notification did not affect our business operations or our SEC reporting requirements. We had 180 calendar days from the date of notification, until April 19, 2023, to regain compliance with the minimum bid price requirement.

On December 27, 2022, Dr. Victor Huike Li resigned from the director, chief executive officer and acting chief financial officer positions of Pintec Technology Holdings Limited for personal reasons, effective January 27, 2023. Mr. Zexiong Huang was appointed as the successor chief executive officer and acting chief financial officer. Mr. Zehua Shi resigned from the Board and Mr. Chao Chen was appointed to replace him. Additionally, Mr. Jimin Zhuo resigned from his positions as an independent director and the chairman of audit committee, and Mr. Sen Lin was appointed to replace Mr. Jimi Zhuo. Mr. Yong Chen resigned from his positions as an independent director and a member of audit committee and Ms. Eun Jung Shin was appointed to replace him. All resignations were for personal reasons and not due to any disagreements with us.

On March 17, 2023, we announced that we entered into share purchase agreements with certain investors on March 16, 2023. Under the share purchase agreements, we agreed to sell and issue an aggregate of 254,450,000 Class A ordinary shares of the Company for a total purchase price of US$4,000,000. The per share purchase price is approximately US$0.0157, which is calculated as 92% of the average closing sale price of the Company’s American depositary shares (“ADSs”) during the five trading days immediately prior to March 16, 2023. Each ADS currently represents 35 of the Company’s Class A ordinary shares.

On April 12, 2023, we announced that we received notification from Nasdaq Listing Qualifications that we have it has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). On April 10, 2023, Nasdaq confirmed that the closing bid price of our common stock has been at US $1.00 per share or greater for the last 10 consecutive business days, and this matter has been closed.

Our principal executive offices are located at 3rd Floor, No. 11 Building, No. 109 Yard Tianjizhigu, Jinghai 3rd Street, BDA, Beijing, People’s Republic of China. Our telephone number at this address is +86 (10) 6506-0227. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.

B.	Business Overview

Overview

We are a Nasdaq-listed group providing technology-enabled financial and digital services to the ecosystem of MSMEs. We connect business partners and financial partners on our open platform and enable them to provide financial services to end users efficiently and effectively. We empower our business partners by providing them with the capability to add a financing option to their product offerings. We help our financial partners adapt to the new digital economy by enabling them to access the online population that they could not otherwise reach efficiently or effectively. Further, in 2021, we commenced a new offering of technological services to small and medium-sized enterprises, or the SMEs, whereby we utilize our proven “SaaS + Fintech” model as a holistic solution to accelerate the digitization of SMEs, encompassing technology-based credit services and solutions to the manufacturing process and operations of these SMEs. Commencing from April 2022, we have not engaged new customers for our loan facilitation business, and currently we only provide loan facilitation business to our existing customers. Moreover, starting from 2022, leveraging our extensive technology platform, strong brand recognition as well as sound credit ratings, we have further upgraded our business model to provide loan services and digital solutions to MSMEs, as a direct lender, facilitator and enabler. We will continue to deliver exceptional digitization services, diversified financial products, and best-in-class solutions with innovative technology, in order to further solidify the relationships with our partners and satisfy the needs of our clients.

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

We have rapidly expanded our scale and built a valuable, diverse and broad network of both business and financial partners since our inception to 2018. In 2019, we deepened our cooperation with certain business partners that have a large number of online visitors and high-quality end users. Our solutions combine diversity on both sides, enabling us to meet a wide range of needs and creating a strong network effect for our business and financial partners as well as for their users. In 2020, we optimized our product matrix by focusing on developing high-quality products with case scenarios for renowned business partners such as Ctrip and BestPay. In 2021, we expanded our technical services to focus on better empowering the SME ecosystem, by leveraging our advanced technology in big data, artificial intelligence, and cloud-based infrastructure. Specifically, we plan to utilize our “SaaS + Fintech” model as a total solution in order to accelerate the digitization of SMEs, encompassing technology-based credit services and solutions to the manufacturing process and operations of the SMEs. We believe that the optimization of our product structure has helped boost the overall quality of our partnership base and further incentivized financial institutions to cooperate with us through profit-sharing partnership models. In 2022, as an integrated financial service provider for the ecosystem of MSMEs, we commenced to offer small loans and derivative financial services to micro and small enterprises, solo entrepreneurs and individuals through our extensive offline micro and small loan network, granting our customers easier access to funds and improving their liquidity throughout operations.

Our Business Partners

Our business partners include both online and offline businesses and both consumer-facing and business-facing ones. We cover a wide range of industry verticals including online travel booking, telecommunications, online education, SaaS, financial technology, internet search, as well as online classifieds and listings. We provide point-of-sale lending solutions to 25 business partners, including BestPay. In addition, we provide personal installment lending solutions to 14 business partners, including Ctrip and BestPay, and SME lending solutions to 19 business partners. As of December 31, 2022, we provided wealth management solutions to ten business partners, including Xiaomi. Several of our business partners have adopted multiple types of the solutions that we offer, and as we continue to deepen our relationships with them, we expect more of our business partners to achieve the same. The extent of our cooperation ranges from channel partnership and user acquisition to end-to-end full-service solutions. As the end users of our business partners may become potential borrowers for the loans that we facilitate, we are also very selective in choosing business partners in order to ensure our service quality and to optimize risks.

Our Financial Partners

As of December 31, 2022, we had established cooperations with 130 financial partners, including 19 lending solutions partners, 77 wealth management partners and 34 insurance solution partners.

Lending solutions partners

Lending solutions partners provide the funds for the loans that we facilitate. Commencing from January 31, 2021, almost all of the loans that we facilitated have been funded by our self-owned lending solution partners (which are our subsidiaries/consolidated affiliated entities).

Jimu Box, which is the online consumer finance platform operated by Jimu Group, used to be the single largest funding source for loans facilitated through our platform since our inception to 2018. Jimu Box was the funding source for 4.0%, 0.2% and 0.3% of the outstanding loans facilitated through our platform as of December 31, 2020, 2021 and 2022, respectively. We have not been receiving any further funding from Jimu Box since February 15, 2020. Since then, we ceased cooperating with any other online consumer finance platforms. For our relationship with Jimu Box and the Jimu Group in general, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.”

Historically, a number of financial partners provided funding directly to borrowers for loans that we facilitated, including Fullerton Credit and Orange Finance. Financial partners providing non-structured direct funding were the funding source for 83%, 65%, and 8% of the outstanding loans facilitated through our platform as of December 31, 2020, 2021 and 2022, respectively. Ganzhou Aixin Micro Finance, a licensed micro finance company which we acquired from Jimu Group in March 2019, also provides financing for loans. We have also entered into strategic business cooperation with Fullerton Credit, a group of micro loan companies wholly owned by Fullerton Financial Holdings Pte. Ltd. As of the date of this annual report, Shanghai Anquying Technology Co., Ltd. (“Shanghai Anquying”) has entered into an equity transfer agreement with AF Management Services Pte. Ltd. (“AFMS”) to sell the five percent of the equity interests held by Shanghai Anquying in Fullerton Credit (Chongqing) Ltd. to AFMS for a total consideration of RMB35 million.

We have historically worked with a variety of financial partners on trusts and other structured finance since 2017. In 2020, we worked with Yunnan Trust on trusts and other structured finance. The trusts are administered by third-party trust companies, and they invest in personal and business installments loans that we recommend. We purchased subordinated tranches to provide credit support. The financing receivables due from the borrowers of the personal and business installment loans and the loan payables to the third-party investors of the trust units were recorded on our balance sheet as financing receivables and funding debts, respectively. Trusts and other structured finance were an important source of funding for us in 2018 and 2019. We ceased working with any financial partners on trusts and other structured finance in 2021. Commencing from May 2020, we ceased using trusts and other structured finance as the funding source for the loans we facilitated.

The table below sets forth the funding from different types of financial partners for our lending solutions in terms of outstanding loans as of December 31, 2020, 2021 and 2022.

	As of December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Online consumer finance platform	21,141	3.6	409	0.19	266	38.6	0.28
Non-structured direct funding	488,823	82.9	143,049	65.09	7,900	1,145.4	8.31
Trusts and other structured finance	20,573	3.5	19	0.01	29	4.2	0.03
Unsecured general loan and others	59,147	10.0	76,305	34.71	86,865	12,594.2	91.38
Total	589,684	100.0	219,782	100.0	95,060	13,782.4	100.0

Wealth management solutions partners

Our wealth management financial partners provide various mutual fund products and asset management products, accessible from our and our business partners’ platforms. We enable our wealth management financial partners to distribute those products to the user bases of our business partners. Our 77 wealth management financial partners include such well-known names in China as Guangfa Asset Management, Guotai Asset Management and Penghua Fund Management. We distributed RMB509.3 million, RMB959.6 million, RMB231.6 million (US$33.6 million) of wealth management products as measured by total value in 2020, 2021 and 2022, respectively, by means of our wealth management solutions. We provide financial solutions that enable our financial partners to efficiently expand the scope of their products and services and extend them to a wider user base.

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

Borrowers

We facilitate loans by our lending solutions partners primarily to individuals and SMEs. We apply advanced credit assessment models to profile loan applicants and allocate the approved cases to our lending solutions partners according to their risk preferences. We have also expanded our lending solutions to help our lending solutions partners target SMEs and their beneficial owners. From our inception through December 31, 2022, we had facilitated a cumulative total of approximately RMB49.3 billion (US$7.1 billion) in loans by our lending solutions partners. The cumulative number of borrowers who have utilized the solutions we provide to our lending solutions partners has grown to close to 15.6 million as of December 31, 2022.

A geographically diverse set of borrowers stretching across 465 cities and counties in China have borrowed loans from our lending solutions partners using our solutions. The top three cities in terms of borrowers accounted for only approximately 22.3% of all such borrowers as of December 31, 2022. Approximately 52.2 million individuals have registered on our system with their names, government-issued identification numbers and mobile phone numbers. According to the information provided to us by these individuals, approximately 44.7% of the borrowers registered on our platform are between the age of 22 and 30, and 21.1% of them are between the age of 30 and 35. In addition, since June 2021, we have also commenced to offer direct loans to MSMEs through our micro and small loan network to address their needs for ease of access to fund. We focus on lending micro and small loans ranging from RMB5,000 to RMB1 million based on our risk management strategies. Most of our micro and small loans have a repayment term of up to 18 months. We develop and offer a wider variety of credit-based financial solutions to retain existing customers as well as to attract new customers. The total number of the borrowers that we directly provide loan services to, including micro and small enterprises, solo entrepreneurs and individuals, increased from 617 in 2021 to 946 in 2022.

Investors

Our self-owned partners (which are our subsidiaries/consolidated affiliated entities) and our business partners offer and distribute mutual fund products to their investors. As of December 31, 2022, approximately 312,000 retail investors on Hongdian and Polaris had made transactions on our platforms, with an average amount under management of over RMB1,954.7 (US$282.1) per user, primarily due to the increasing market awareness and recognition of wealth management products as an effective means of investment for retail investors, which in turn was primarily attributable to (i) the further institutionalization and internationalization of Chinese stock markets, in particular China’s A shares market, and (ii) the successful promotion and marketing of wealth management products among retail investors.

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

Our point-of-sale financing solutions enable our business partners to make installment purchase loans available to their customers. Our point-of-sale lending solutions facilitate the purchase of online travel products and services such as air tickets and hotel room reservations on travel sites such as Qunar and Ctrip, and mobile devices and services such as Best Pay provided to China Telecom’s customers. Our business partners typically integrate our lending solutions in the payment stage of a transaction, offering end users installment payment options when they satisfy our pre-screening procedures and certain criteria stipulated by our business partners. An end user who selects the installment payment option is guided through the application process and can use the approved credit line to finance his purchase from our business partner. End users have the option to choose different combinations of terms which are agreed with our business partners, and our system will automatically calculate monthly payments and service fees. In 2020, 2021 and 2022, the total volume of point-of-sale installment loans we facilitated was approximately RMB0.3 billion, RMB25.6 million, and RMB5.6 million (US$0.8 million), respectively. Our point-of-sale lending solutions function as a virtual credit card featuring a one-month interest free period and flexible installment terms. We believe such features are attractive to end users and enhance user experience. The weighted average APR for point-of-sale installment loans outstanding more than a month was 11.5% of the principal amount in 2022. The application process of point-of-sale installment loan products are easy and simple, supported by intuitive user interface. The following are screenshots of the application process for Qunar point-of-sale installment loans.

Personal Installment Loan Solutions

We offer personal installment loan solutions to our financial and business partners on our business partners’ platforms. Our personal installment loan solutions enable our business partners to make unsecured personal credit available to their customers. All loans are funded by our lending solutions partners and end users access the loans through the mobile apps or websites of our business partners. We help our lending solutions partners determine the amount of the credit line for each customer based on the result of our credit assessment. The initial credit line is typically between RMB500 (US$72.5) and RMB100,000 (US$14,498.6). As end users start building their credit history with us, they will gradually get access to higher credit lines and more favorable credit terms. Normally, each drawdown on the credit line must be individually approved, but we can provide solutions to our lending solutions partners that permit end users to draw down multiple loans without additional approval as long as the aggregate outstanding balance of the loans does not exceed the approved credit limit. The loan proceeds are transferred to the user’s bank account when the loan is drawn down. We charge our financial partners technical service fees. In 2022, approximately 4,397 customers were approved for personal installment loan credit lines with an average credit limit of approximately RMB10,165.0 (US$1,473.8) through solutions that we provided to lending solutions partners. The aggregate amount of credit lines approved was RMB60.3 billion, RMB61.9 billion and RMB61.9 billion (US$9.0 billion), respectively, and the amount outstanding was RMB0.3 billion, RMB132.9 million and RMB3.1 million (US$0.45 million) as of December 31, 2020,2021 and 2022, respectively.

We ceased facilitating offline personal installment loans in the fourth quarter of 2018.

Business Installment Loan Solutions

We offer business installment loan solutions to our business partners on their platforms or on our own platform. Our business installment loan solutions enable our business partners to arrange financing for their customers. These business partners are typically online platforms that provide goods and services to sole proprietors and to SMEs and possess significant data about their customers which can aid credit assessment. These borrowers include both online merchants and owners of traditional enterprises in various industries such as manufacture, retail and wholesale, dining, transportation and other service industries. Such businesses usually have annual sales turnover up to RMB70 million (US$11 million). Loans are intended to be used for business purposes such as to expand operations, purchase inventory or meet day-to-day operational cash flow needs. The business installment loan products are unsecured and repayable in installments ranging from three months to 24 months, with loan size ranging from RMB1,000 (US$157) to RMB1,000,000 (US$156,922). Because we build our end-to-end solution and credit assessment system for business installment loans specifically to evaluate SME creditworthiness on the basis of our massive big data storage, an application is typically approved within 15 minutes, as compared to a few days or weeks by traditional financial institutions. The total volume of business installment loans we facilitated was approximately RMB122.8 million, RMB76.7 million and RMB124.5 million (US$18.0 million) for the years ended December 31, 2020,2021 and 2022, respectively.

We also provide loan solutions to MSMEs. In June 2021, we established an offline team dedicated to providing loan solutions to the MSMEs. We generally source our MSME customers offline, and we assess their financial needs and conduct due diligence on-site. We also evaluate the SME customers’ credit profiles online based on our big data analytic capabilities to determine their credit worthiness. Once a loan application is approved, our self-owned lending solution partners (which are our subsidiaries/consolidated affiliated entities) will provide funds to the MSME customers on a repayment term of up to 18 months and in average of 12 months. Proceeds from such loans shall be used for operational purposes of such MSMEs. For the years ended December 31, 2020, 2021 and 2022, loans provided for MSMEs amounted to approximately RMB52 million, RMB124.0 million and RMB227.8 million (US$33.0 million), respectively.

The table below sets forth certain information about the loans we have facilitated in 2022.

	Point-of-sale	Personal	Business
	Installment Loans	Installment Loans	Installment Loans
Loans facilitated	RMB5.64 million	RMB71.65 million	RMB124.47 million
	(US$0.82 million)	(US$10.38 million)	(US$18.04 million)

Outstanding loans as of December 31, 2022	RMB5.19 million	RMB3.09 million	RMB86.77 million
	(US$0.75 million)	(US$0.45 million)	(US$12.56 million)

Loan size	RMB1,000 to RMB50,000	RMB1,000 to RMB200,000	RMB1,000 to RMB1,000,000
	(US$144.9 to US$7,246.4)	(US$156.9 to US$31,384.4)	(US$156.9 to US$156,921.8)

Average loan size(1)	RMB2,131.12	RMB9,883.36	RMB377,181.82
	(US$308.86)	(US$1,432.4)	(US$54,664.03)

Loan repayment term	1 to 24 months	3 to 12 months	3 to 24 months

Average loan repayment term(2)	24 months	5 months	12 months

Weighted average APR(3)	11.50%	20.60%	12.60%

(1)Average loan size is calculated as the total amount of loans facilitated in the period divided by the total number of loans facilitated in the period.

(2)Average loan term is weighted by the amount of loans that originated in the relevant period; only the amount of loan at the origination was considered for this purpose.

(3)APR is the annualized percentage rate of all-in interest costs and fees to the borrower over the net proceeds received by the borrower. Weighted average APR is weighted by loan origination amount for each loan originated in the period. We do not charge any interest fees to customers who select a one-month loan term for our point-of-sale installment loans and these loans are excluded from the calculation of weighted average APR for point-of-sale installment loans.

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

Hongdian fund distribution solution. Our fund distribution solution enables our partners to offer and distribute mutual fund products to their customers, either under our Hongdian brand or as a white label solution. Registered end users can select a variety of mutual fund products through our platform’s website and mobile applications or our partners’ platforms, which are sourced from our financial partners. All of the mutual fund products that are available to retail investors on Hongdian are publicly listed for trading in China and are regulated by the CSRC. As of December 31, 2022, we had partnered with 77 fund management companies and listed over 5,500 different mutual fund products on Hongdian. Wealth management service fees that we charge primarily consist of commission fees paid by third-party asset management companies for participating in our online wealth management platform. We operate Hongdian through Beijing Hongdian, our variable interest entity, which possesses a brokerage license to conduct an investment fund sales business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Fund Sales Business.”

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

We charge investment management fees and portfolio rebalancing fees to users. As of December 31, 2022, we had facilitated transactions for over 311,000 unique investors through our wealth management solutions with a cumulative transaction amount of RMB11.2 billion, as compared to over 306,000 unique investors and a cumulative transaction amount of RMB10.4 billion as of December 31, 2021. As of the date of this annual report, we had ceased obtaining new customers for our Polarais robo-advisory solutions.

Insurance Solutions

Myfin insurance solution. We launched our Myfin solution in July 2016. Myfin enables our partners to offer and distribute insurance products to our users. We are still in the early stages of developing this business. We had insurance premiums of RMB94.1 million (US$13.6 million) and served 153 thousand end users in 2022, as compared to insurance premiums of RMB406.8 million and 310 thousand end users in 2021. As of December 31, 2022, we had provided insurance solutions to 34 insurance companies, as compared to 18 insurance companies as of December 31, 2021. Prior to 2020, we solicited businesses for our insurance solutions primarily through cross-selling among different retail credit channels. In 2020, upon strategically shifting to follow a market-oriented approach in promoting our insurance solutions instead of relying on cross-selling, we experienced a decline in the related revenues. However, our revenues from provision of insurance solutions grew substantially in 2021 and 2022, primarily due to our continued efforts to improve and diversify our product offerings as well as our marketing strategies. Commencing from early 2022, we have expanded our insurance solutions coverage to include insurance products such as high-end life and health insurance products as well as property and casualty insurance products, and we expect such expansion to bring sustainable value growths to our businesses. We believe that, along with our efforts in enriching Myfin’s key features and use cases, our insurance solutions will grow substantially in 2023. We operate Myfin through our variable interest entity Beijing Myfin, a subsidiary of which possesses an insurance brokerage license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Insurance Brokerage.”

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

•Module 1: traffic router

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

•Module 2: data aggregation and processing

Our partners often lack a comprehensive set of relevant data from reliable data sources for them to utilize in providing financial services and developing effective risk management. Through our proprietary big data database, Data Lake, we access and aggregate a wide variety of data from more than 50 data sources, including both traditional and non-traditional sources and types of data. We restructure and reorganize these data into our various data models for further processing, and they can be independently updated to support fast model iteration for our credit assessment system. We maintain multiple data sources to increase our data aggregation efficiency and lower data collection and sourcing cost. These data models could also be separately provided to our partners depending on their specific needs. We collect the following information for our credit assessment system:

•basic personal background and demographic information, including name, ID, mobile number, bank card number, address, age, educational background, occupation and employment history;

•third-party bureau data including credit history, application, overdue payments and blacklist information; credit card and bankcard transactional information, including spending power and behavioral patterns;

•transactional information from e-commerce websites and other data provided by our business partners, including spending power, transaction history and high-risk transactions;

•other information on an end user’s online behavior;

•mobile device and carrier information and mobile data; and

•for repeat end users, historical loan performance accumulated on our platform.

•Module 3: risk management modeling

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

•Module 4: credit pricing and credit strategy

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

•Module 5: funding router

We connect to our financial partners’ systems in real time. We analyze the various aspects of a loan request and the characteristics of the borrower, and allocate the funding needs to the most suitable funding source based on the risk-and-return parameters specified by our financial partners and other asset preferences.

•Module 6: independent credit assessment

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

•Module 7: customer service and maintenance

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

•Module 8: repayment management

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

•Module 9: loan servicing

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

•Module 1: fund aggregation and trade clearing

We aggregate over 5,000 public mutual fund products from 77 mutual fund asset management companies in our Hongdian trade clearing system that provide the users of our financial partners with a comprehensive selection of underlying assets. We are fully compliant with laws and regulations for trade clearing. In order to control risk of cash flow, our trading system is provided by Shenzhen Jinzheng, a large financial IT system provider in China, to ensure professional and accurate transaction execution.

•Module 2: user assessment and modeling

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

•Module 3: portfolio construction

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

•Module 4: transaction optimization

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

Our Fraud Detection and Prevention Mechanism

We are well equipped to detect sophisticated fraudulent activities. We maintain a fraud-related database within Data Lake consisting of data sourced internally and from our partners, including a comprehensive blacklist based on our own assessment and publicly available information. During the initial application process and throughout the transaction life-cycle, we cross-check data such as individual identification numbers, device IP addresses, application frequency and timing of applications. We also utilize social network analysis to uncover potential fraud schemes. We consistently fine tune our anti-fraud rules and blacklist rules by leveraging our sophisticated big data analytics and by analyzing fraud cases and the massive amount of data we have accumulated. We have not experienced any significant third-party fraudulent losses from our platforms as of the date of this annual report.

Our Proprietary Credit Assessment Process

Our credit assessment process utilizes sophisticated algorithms and credit assessment models. Our credit assessment engine utilizes over 10,000 data points and a series of different machine learning models to evaluate a single loan application, and we apply a rigorous test-and-learn pricing framework to produce risk-based pricing decisions to maximize value generation. Our credit assessment process groups end users on the basis of identification, education background, location, bankcard spending pattern, mobile information and other available information as well as our insights of similarly situated customers. Our newly acquired end users share similar risk profiles and certain key group or risk characters which we believe adequately account for a majority of their credit risks. We analyze end users’ credit histories with us and with financial institutions, their employment and income information, and other data we have accumulated upon their prior consents. We also continue to track the loan repayment performances of such end users for future references. Based on the assessment results, our credit assessment engine assigns a credit risk level from one to five to each prospective customer. We are in the process of increasing the credit lines that may be available to our customers and may have additional levels with higher credit lines for prospective customers. We cooperate with third parties such as data providers in the credit assessment process.

Credit Performance

Our risk management approach has proven to be highly effective, as evidenced by the performance of various loan vintages originated through our platform over time.

We define delinquency rate as outstanding principal balance of loans that were from 16 to 30 calendar days, from 31 to 60 calendar days and from 61 to 90 calendar days past due as a percentage of the total outstanding principal balance of the loans as of a specific date. Loans that are delinquent for more than 90 days are charged off in operating entities in PRC, while 60 days in operating entities in Australia. The following table provides our delinquency rates for all loans we facilitated as of December 31, 2020, 2021 and 2022, including both on-balance sheet loans and off-balance sheet loans.

	Delinquency rate by balance
	16 - 30 days	31 -60 days	61 - 90 days

December 31, 2020	0.77%	0.97%	0.95%
December 31, 2021	1.00%	1.30%	1.18%
December 31, 2022	0.81%	1.56%	1.37%

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

COVID-19 has had an adverse impact on the global economy and has, adversely impacted our customers’ ability to pay. Benefiting from China’s effective epidemic control and prevention work, the spread of COVID-19 has been gradually contained. We experienced a higher level of delinquency in our overall portfolio in early 2020 during the beginning of the COVID-19 outbreak. However, we were still in a favorable position compared with our peers, because (i) our business comes from consumption scenarios, which makes the overall traffic relatively high-quality, and (ii) we were able to quickly adjust our traffic operations, customer screening and risk management strategies in response to the outbreak.

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

Our R&D lab is empowered by a team of experienced engineers dedicated to research and development. As of December 31, 2022, we had 14 technology employees, representing approximately 16.9% of our total employees. Our engineers are based in our headquarters in Beijing and our offices in Shanghai. We recruit most of our engineers from prestigious universities and hire experienced laterals from well-established internet and software companies. We compete aggressively for engineering talent to help us address challenges and maintain our technology advantages over our competitors. We have continued to invest significantly in research and development. In 2022, we incurred RMB16.0 million (US$2.3 million) in research and development expenses, primarily consisting of salaries and benefits (including share-based compensation) for our research and development team.

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

International Expansion

We have set up seven joint ventures or subsidiaries outside of China to offer our solutions in additional markets in conjunction with local partners. In October 2017, we formed a joint venture named PIVOT Fintech Pte. Ltd. together with FWD Group and certain angel investors to provide robo-advisory services in Southeast Asia. In April 2018, we formed a joint venture named Avatec.ai (S) Pte. Ltd. together with United Overseas Bank Limited to offer credit services and solutions primarily in Southeast Asian countries. In addition, we set up Pintec Solutions Pte. Ltd. in Singapore in November 2018 as the international headquarters for our international business development. In April 2019, we acquired Infrarisk Pty Limited, an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process. In 2020, we established a new portfolio of Fintechs, including Wagepay and Janko Loans, to provide automated credit service in Australia while leveraging open banking technologies. This move further validates that our lending technology stack is applicable to a wide variety of international markets. Furthermore, the Overseas Finance business unit was established to devise a holistic strategy to extend our financing service offerings globally. In September 2021, we disposed 85.0% of our equity interests in FT Synergy Pte. Ltd. (formerly known as Pintec Solutions Pte. Ltd.), while retaining the remaining 15.0%. In December 2021, we established a wholly-owned subsidiary Pintec Australia Pty Ltd (“Pintec Australia”) in Australia, which holds 50.0% of equity interests in Wagepay Pty Ltd, 50.0% of equity interests in Janko Loans Pty Ltd, 15.6% of equity interests in Leasgo Pty Ltd and 100.0% of equity interests in Suppy Pty Ltd. In May 2022, we approved the deconsolidation of Pintec Australia through the disposal of its 100% equity interest to recoup certain expenses incurred in relation to Pintec Australia and therefore eliminate its negative financial impacts on the Company. We expect to provide individuals and small businesses with timely access to low-cost credit through AI, data and automation technologies.

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

We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful in every circumstance. Even successful efforts to defend our rights, including resorting to litigation, may incur significant costs. In addition, third parties may initiate litigation against us alleging infringement of their intellectual property or seeking to declare non-infringement of our intellectual property. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position” and “—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

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

Regulations Relating to Microfinance Industry

As of the date of this annual report, there is no nationwide administrative regulatory authority for the microfinance industry at national level. Pursuant to the Guiding Opinions of the China Banking Regulatory Commission and the People’s Bank of China on the Pilot Operation of Microfinance Companies (the “Guiding Opinions”), which was promulgated by the CBRC and the PBOC and took effect on May 4, 2008, the provincial governments may launch the pilot operation of microfinance companies within county territory in their respective province (region, municipality) only after they could determine a competent department (financial affairs office or similar department) to be responsible for the supervision and administration on microfinance companies and are willing to assume the responsibility for managing the microfinance companies’ risks.

The Guiding Opinions has provided guidance on pilot operation of microfinance companies and has specified the incorporation, capital source, capital use and regulatory policies of the microfinance companies. Pursuant to the Guiding Opinions:

●	Any applicant must apply to the supervising authority of the provincial government and, upon approval, comply with registration formalities to obtain all necessary business licenses, approvals and certificates for the establishment of a microfinance company;
●	If a microfinance company is a limited liability company, its registered capital must be at least RMB5.0 million, and if it is a company limited by shares, its registered capital must be at least RMB10.0 million;
●	No single natural person, enterprises or other social organization, together with their respective affiliates, may hold in excess of 10% of the total registered capital of the microfinance company;
●	The funds of a microfinance company mainly consist of the capital contributed and funds donated by shareholders as well as funds raised from up to a maximum of two banking financial institutions. A microfinance company must accept public supervision and shall not engage in any form of illegal fund-raising. According to relevant laws and regulations, the funds obtained by a microfinance company from banking financial institutions may not exceed 50% of its net capital;
●	A microfinance company must conduct its operations according to market-oriented principles. The loan interest rate charged by a microfinance company cannot exceed the maximum loan interest rate specified by judicial departments and cannot be lower than 0.9 of the benchmark interest rate announced by the PBOC. The specific floating rate shall be determined by the microfinance company based on market-oriented principles;
●	The outstanding amount of loan made to the same borrower by a microfinance company cannot exceed 5% of the net capital of such microfinance company;
●	None of the founders, being natural persons, enterprises and other social organizations, of any microfinance company and no natural person as a director, supervisor, or member of senior management of any microfinance company must have any criminal or bad credit record;
●	The microfinance company shall, according to relevant provisions, set up prudent and normative asset classification and provision systems, accurately classify the assets, make full provision for allowances for doubtful accounts, and guarantee that its adequacy ratio of provision for asset losses always remain above 100% in order to fully cover all risks;
●	The microfinance company shall establish a sound corporate governance structure and credit management system, and strengthen internal control; and
●	The PBOC will trace and monitor the interest rates and capital flows of microfinance companies, and will include them in the credit system. The microfinance company shall regularly provide the credit system with information about the borrower, loan amount, guarantee and repayment, and other business information.

According to the Opinions on Further Supporting the Sound Development of Small and Micro Enterprises issued by the State Council on April 19, 2012, the restriction on the percentage of equity interest held by a single shareholder in a microfinance company can be lifted where it is appropriate.

Jiangxi Financial Service Office, the regulatory authority for microfinance companies in Jiangxi Province, issued the Guidelines for the Supervision and Administration of Network Microfinance Companies of Jiangxi Province (for Trial Implementation) in September 2016, or Jiangxi Network Microfinance Companies Guidelines, to provide more specific rules on the supervision and administration of network microfinance companies in Jiangxi Province, pursuant to which, among other things, the network microfinance company could raise funds through transferring credit asset and asset-backed securitization with the approval of the regulatory authority, apart from the capital contributions paid by its shareholders and loans from no more than two banking financial institutions. In addition, Jiangxi Network Microfinance Companies Guidelines require that (i) the network microcredit company shall primarily conduct its microfinance loan business through the internet, and that the working capital used in the microfinance loan business through the internet shall be no less than 70% of the aggregate working capital of such network microfinance company, and (ii) the aggregate loan balance within the municipality where such network microfinance company is located shall be no less than 30% of the aggregate loan balance of the network microfinance company.

In September 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Microfinance Companies, or Circular 86. Circular 86 aims to regulate the operation of microfinance companies, prevent and resolve relevant risks, promote the healthy growth of the microfinance industry. Circular 86 stipulates the following requirements with respect to the microfinance companies, including without limitation: (i) the financing balance of the microfinance company funding by bank loans, shareholder loans and other nonstandard financing instruments shall not exceed such company’s net assets; (ii) the financing balance of the microfinance company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets; (iii) the balance of loans offered to one borrower shall not exceed 10% of the net assets of the microfinance company, and the balance of loans offered to one borrower and such borrower’s related parties shall not exceed 15% of the net assets of the microfinance company; (iv) microfinance companies are prohibited from upfront deduction of interest, commission fees, management fees or deposits from loans by microfinance companies before they are released to the borrowers, and if microfinance companies has deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan’s interest rate shall be calculated accordingly; (v) microfinance companies shall conduct business in the administrative area at the county level where the company is domiciled in principle, except as otherwise provided for the operation of online microfinance business; and (vi) the microfinance companies and third-party loan collection agencies entrusted shall not collect loans by violence, threats of violence, or other ways that intentionally cause harm, infringe personal freedom, illegally occupy property, or interfere with day-to-day life through insulting, slandering, harassing, or disseminating private personal information, or other illegal methods. The local financial regulatory authorities may further lower the ratio caps in (i) and (ii) in accordance with regulatory requirements.

The Interim Measures for the Administration of Network Microfinance Companies Business (Draft), or the Draft Network Microfinance Measures, was released by the CBIRC and PBOC in November 2020 to solicit public comments. The Draft Network Microfinance Measures makes it clear that a network microfinance business shall be carried out mainly in the provincial administrative areas to which the entity is registered and shall not be cross-provincial without prior approval. The registered capital of a company operating a network microfinance business shall not be less than RMB1 billion and shall be a one-time paid-in monetary capital. The Draft Network Microfinance Measures would expressly prohibit loans from being used to invest in bonds, stocks, financial derivatives, or asset management products to purchase houses or to repay mortgage loans. The Draft Network Microfinance Measures would establish a three-year transition period, and those operating cross-provincial network microfinance businesses without approval will be phased-out.

In March 2022, Jiangxi Financial Service Office promulgated Measures for the Supervision and Administration of Microfinance Companies in Jiangxi Province, to impose the management duties upon the relevant regulatory authorities and to specify more detailed requirements on the microfinance companies, in accordance with which, among other requirements, (i) the microfinance companies are prohibited from engaging in deposit taking activities from the public and illegal fund-raising; (ii) the modification of certain company registration issues shall be subject to the approval by the relevant regulatory authorities; and (iii) the registered capital of a microfinance company shall not be less than RMB30 million, while the registered capital of a microfinance company applying for carrying out small loan businesses or establishing branches outside the place of registration (only within the administrative region of Jiangxi Province) shall not be less than RMB50 million.

We engage in microfinance businesses through a subsidiary in Ganzhou, Jiangxi Province, namely Ganzhou Aixin Micro Finance, which has obtained a microfinance license from the relevant local government authority. This microfinance license was updated in July 2022 and remains valid until August 2023.

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

On December 26, 2022, the CBIRC issued the Administrative Measures for the Protection of Consumers’ Rights and Interests by Banking and Insurance Institutions, or the Administrative Measures, which became effective on March 1, 2023. The Administrative Measures require banking and insurance institutions to establish and improve systems and mechanisms for the protection of consumer’s rights and interests, including mechanisms for review, disclosure, consumer appropriateness management, traceability of sales practices, protection of consumers’ information, list-based management of the partners, complaint handling, diversified resolution of conflicts and disputes, internal training, internal assessment and internal audit. The Administrative Measures also specify the following consumers’ rights that the banking and insurance institutions shall protect: (i) right to know; (ii) right to choices on their own; (iii) right to a fair transaction; (iv) right to property safety; (v) right to lawful claim; (vi) right to education; (vii) right to respect; and (viii) right to information security. Further, the China Banking and Insurance Regulatory Commission and its local offices may take regulatory measures against the institutions if any issue regarding consumer protection was found and may impose administrative penalties in case of violation of the Administrative Measures.

The subsidiary of one of our variable interest entities, Beijing Myfin, has obtained a license for insurance brokerage from the Beijing Bureau of the CBIRC and is thus qualified to conduct an insurance brokerage business within the territory of the PRC. Such license will remain valid until June 2025.

Regulations Relating to Fund Sales Business

The Law on Securities Investment Funds, originally promulgated in 2003 and amended in 2015, sets forth the principal requirements applicable to fund service institutions, including fund sales institutions. This law subjects institutions that engage in fund sales and other fund services related to publicly raised securities investment funds to registration or record-filing requirements with the securities regulatory authority. The Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors, originally promulgated by the CSRC in August 2020, govern the qualification of publicly raised securities investment fund sales, payments and settlement for publicly raised securities investment fund sales, publicly raised securities investment fund sales charges and other aspects of publicly raised securities investment fund sales business.

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

On February 24, 2023, Asset Management Association of China issued the Measures for Registration and Filing of Private Investment Funds, effective on May 1, 2023, which emphasizes that a fund sales agency should fulfill obligations in ensuring investor suitability, clearly disclose risks in investments and should not mislead consumers.

Our variable interest entity, Beijing Hongdian, a member of the Asset Management Association of China, has obtained a license for a publicly raised securities investment fund sales business from the CSRC and is qualified to conduct both publicly raised and privately raised securities investment fund sales businesses.

Regulations Relating to Value-added Telecommunication Service

The Telecommunications Regulations, originally promulgated by the State Council in September 2000 and amended in July 2014 and February 2016, respectively, and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued and amended in June 2019 by the Ministry of Industry and Information Technology, or the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the MIIT in 2009 and most recently amended in 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must obtain a value-added telecommunications service license from the MIIT or its provincial level counterparts.

According to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, originally issued by the State Council in 2001 and amended in 2016, foreign-invested value-added telecommunications enterprises must be in the form of sino-foreign equity joint ventures. The regulations restrict the ultimate capital contribution percentage held by foreign investors in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign-invested value-added telecommunications enterprise to have a good track record and operational experience in the value-added telecommunications industry. Furthermore, on March 29, 2022, the State Council issued the Decision of the State Council to Amend and Repeal Certain Administrative Regulations, effective on May 1, 2022, which amended the Administration of Foreign-Invested Telecommunications Enterprises issued in 2001. According to the currently effective rules, foreign investors who are involved in a business providing value-added telecommunications will no longer be subject to the requirement to have a good track record and operational experience in the value-added telecommunications industry. In addition, the amended rules simplify the application process for telecommunication business operation permits and shorten the review period.

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

Administration of mobile internet application information services is subject to the Regulations for Administration of Mobile Internet Application Information Services, which were issued in June 2016 and amended in June 2022, effective in August 2022. These regulations were enacted to regulate mobile application information services and application distribution services which engage in Internet application stores and others. Application providers and application distribution platforms are required to obtain relevant qualifications pursuant to PRC laws and regulations. The amended provisions also outline the requirements for application providers, which include, among others, (i) verifying user identity information; (ii) obtaining an internet news and information services license or other administrative licenses for information services; and (iii) establishing a mechanism for examining the content of the information. In particular, the amended provisions stipulate the obligations in relation to cyber security, data security and personal information protection, emphasizing the necessity for personal information collection and that users shall not be denied the use of the basic function services of certain applications merely on account of their refusal to provide unnecessary personal information.

Our Dumiao platform, which are operated by Shanghai Anquying Technology Co., Ltd., a subsidiary of one of our variable interest entities, may be required to obtain a telecommunication service license for our mobile applications in accordance with the Regulations for Administration of Mobile Internet Application Information Services and other relevant laws and regulations.See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be required to obtain value-added telecommunication service licenses by the PRC regulatory authorities.”

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

In October 2016, six PRC regulatory agencies, including the China Banking Regulatory Commission, the Office of the Central Leading Group for Cyberspace Affairs and the Ministry of Education, jointly issued the Notice on Further Strengthening the Rectification of Campus Online Lending, or Rectification of Campus Online Lending Notice. The Rectification of Campus Online Lending Notice strengthens and details the remediation measures for online lending businesses focusing on students, or campus online lending, and provides the following:

•Online lending services may not be provided to college students under the age of 18.

•For college students over 18 years old, the person engaging in campus online lending must verify the secondary repayment source of such borrower, which could be the borrower’s parents, guardian, or other custodian, obtain written undertaking documents consenting to the loan and the repayment guarantee from the secondary repayment source of such borrower, and verify the identity of the secondary repayment source of such borrower through the phone or other methods.

•False and fraudulent advertising and promotion through the use of discriminatory and misleading language or other methods, and the distribution of false or incomplete information to mislead college students borrowers, are prohibited.

•Publicizing or promoting lending services at physical locations (excluding electronic means such as the internet) either by persons engaging in campus online lending themselves or by a third party is prohibited.

•Usurious loans in disguised forms such as charging various fees such as procedure fees, overdue fines, service fees and recovery fees, and forcing repayment by illegal collection, are prohibited.

In addition, the Rectification of Campus Online Lending Notice requires that the person engaging in campus online lending shall establish three mechanisms as follows:

•borrower qualification examinations and classification systems to ensure that the borrowers have the repayment capacity for the loan pursuant to the relevant agreement;

•risk monitoring systems to further strengthen information disclosure and to provide risk warnings to borrowers, and ensure that the lending procedures and the key elements of the loan are open and transparent; and

•customer information protection mechanism by implementing the Order for the Protection of Telecommunication and Internet User Personal Information and other relevant criteria and by conducting information system gradation registration and testing, to strengthen customer information protection and ensure the legality and information security during the collection, settlement and use of lenders’ and borrowers’ information.

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

In April 2017, the China Banking Regulatory Commission issued the Guidelines on Prevention and Control of the Risks in Banking Industry, to further emphasize the relevant requirements on campus online lending businesses provided in the Rectification of Campus Online Lending Notice, which include prohibitions on:

•marketing to individuals unable to repay loans;

•providing online lending service to college students under the age of eighteen;

•conducting false and fraudulent advertising and promotion; and

•providing usurious loans in disguised forms.

In May 2017, the China Banking Regulatory Commission, the Ministry of Education and the Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the Circular 26. This circular provides that:

•Commercial banks and policy banks may research and develop financial products and provide loans that provide general assistance to college students and support them in areas such as learning and training, consumption and entrepreneurship, and provide customized and quality financial services to college students with reasonable credit limits and interest rates.

•Any entity established without approval of the relevant banking regulatory authority shall not provide any credit services to college students so as to eliminate fraud, usurious loans or violent loan collections.

•All campus online lending businesses conducted by online lending information intermediaries shall be suspended and the outstanding balance of online campus lending loans shall be gradually reduced to zero.

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

On May 8, 2018, the Ministry of Commerce issued the Notice of Matters concerning the Adjustments to the Duties of Administration of Financial Leasing Companies, Commercial Factoring Companies and Pawnshops, according to which the Ministry of Commerce has transferred the duties of developing business operation and supervision rules for commercial factoring companies to the CBIRC effective April 20, 2018. In October 2019, the CBIRC issued the Notice on Strengthening the Supervision and Administration over Commercial Factoring Enterprises. This notice clarifies the commercial factoring business as to the following services provided by a commercial factoring enterprise to the supplier that transfers its account receivable based on the real transaction to the commercial factoring enterprise: (i) factoring financing; (ii) maintenance of the sales breakdown (ledger); (iii) collection of account receivables; and(iv) non-commercial bad debt guarantee. Commercial factoring enterprises may concurrently engage in client credit investigation and evaluation and the consulting services relating to commercial factoring. A commercial factoring enterprise may not engage in the following activities or businesses: (i) taking or taking in a disguised manner the deposits from the public; (ii) obtaining funds through online lending information intermediaries, local trading places in various types, asset management institutions, private investment fund or any other institutions; (iii) borrowing or borrowing in a disguised manner funds from other commercial factoring enterprises; (iv) offering loans or offering loans as entrusted; (v) specially engaging in or carrying out as entrusted a collection business or debt repayment demand business irrelevant to commercial factoring; and (vi) carrying out a factoring financing business based on an illegal underlying transaction contract, consignment contract, account receivable with unclear ownership or the right to demand payment arising out instrument or other negotiable securities.

Minheng, a subsidiary of one of our variable interest entities, and Anxunying (Tianjin) Commercial Factoring Co., Ltd., a wholly foreign-owned enterprise, are qualified to conduct our commercial factoring business.

Regulations Relating to Financing Guarantee

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, effective as of October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantees to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee businesses. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate a financing guarantee business without such approval. If any entity violates these regulations and operates a financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$72,495) to RMB1,000,000 (US$144,991), and confiscation of any illegal gains, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

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

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which took effect on August 1, 2008 and was amended on June 24, 2022 (hereinafter effective on August 1, 2022), prohibits monopolistic conducts such as entering into monopoly agreements, abusing market dominance, and undertaking concentrations that may have the effect of eliminating or restricting competition. The PRC Anti-Monopoly Law requires that operators may not use data and algorithms, technology, capital advantages and platform rules to engage in monopolistic behaviors prohibited by this law. Furthermore, this law stipulates for increasing the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition”, and also requires the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

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

The Civil Code of PRC, which was promulgated by the National People’s Congress in May 2020 and became effective in January 2021, provides that:

(i)the personal information of a natural person shall be protected by law. Personal information shall refer to various types of information recorded electronically or otherwise that can identify a specific natural person either alone or in combination with other information, including the natural person’s name, date of birth, identity document number, biometric information, residential address, phone number, email address, health information, and location information;

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

On July 7, 2022, the CAC issued the Outbound Data Transfer Security Assessment Measures, which took effect on September 1, 2022 and specify that data processors who intend to provide important data and personal information that are collected and generated in the operation within the territory of the PRC to overseas shall be subject to security assessment with the CAC. Under the current Outbound Data Transfer Security Assessment Measures, an entity must apply for a CAC security assessment if it processes personal information of over one million individuals and outbound transfers personal information, or if it has cumulatively outbound transferred personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals since January 1 of the previous year. Furthermore, any entity who plans to transfer important data outside of China shall apply to a CAC security assessment. In addition, the Outbound Data Transfer Security Assessment Measures sets forth a 6-month grace period, any entity or data controller may within 6 months upon the effective date of this measures (i.e., before February 28, 2023), take corrective actions and apply to the CAC for security assessment.

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

Trademark. The Trademark Law, which was originally promulgated in 1982, and its implementation rules protect registered trademarks. The Trademark Office of the State Administration for Industry & Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. In addition, on January 13, 2023, the China National Intellectual Property Administration, or the CNIPA, issued the Draft Revision to the Trademark Law of the People’s Republic of China, or the Draft of Trademark Law, for public comments. The Draft of Trademark Law stipulate that: (i) an application for registration is applied may not be identical to a prior trademark for the same kind of commodity that the applicant has applied for earlier, has been registered, or has been deregistered, revoked or invalidated by public notice within one year before the date of application; (ii) Applicants shall not apply for trademark registration in bad faith; (iii) A trademark registrant shall, within the 12-month period from expiry of every five-year period with effect from the date of approval of trademark registration, explain to the CNIPA the use of the said trademark on the approved commodities or a proper reason for non-use of the said trademark.

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

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

•the primary location of the day-to-day operational management and the places where the “de facto management bodies” perform their duties are in the PRC;

•decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;

•the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

•50% or more of voting board members or senior executives habitually reside in the PRC.

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

Accordingly, Sky City Hong Kong Limited and Next Hop Hong Kong Limited, our wholly owned subsidiaries in Hong Kong, may be able to enjoy the 5% withholding tax rate for the dividends they receive respectively from Pintec (Ganzhou) Technology Co., Ltd. and Anxunying (Tianjin) Commercial Factoring, their wholly-owned subsidiaries in China, if they satisfy the conditions prescribed under Circular 81, the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Share Option Rules

Pursuant to Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, issued by SAFE in 2012, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the establishment of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas securities offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, foreign investors of such company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject to the relevant regulations on the domestic securities investments by foreign investors.

Upon an approval by the State Council, the CSRC released new regulations for the filing-based administration of overseas securities offering and listing by domestic companies on February 17, 2023. These regulations, which came into effect on March 31, 2023, include the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies or the Trial Measures, and five supporting guidelines. The Trial Measures not only stipulate that both direct and indirect overseas securities offering and listing activities are subject to regulations, but also clearly define the circumstances where provisions for direct and indirect overseas securities offering and listing by domestic companies apply. Specifically, where a domestic company seeks to indirectly offer and list securities on overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Any overseas securities offering and listing made by an issuer that meets both of the following conditions will be determined to be indirect: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in the PRC. The determination as to whether an overseas securities offering and listing by domestic companies is indirect, shall be made on a substance basis over form basis. According to the Trial Measures, no overseas securities offering and listing shall be made under any of the following circumstances: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; or (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

According to the Trial Measures, initial public offerings or listings in overseas markets, or subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed, shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed. A domestic company that seeks to directly or indirectly list its domestic assets in overseas markets through single or multiple acquisitions, share swaps, transfers of shares or other means, shall fulfil the filing procedure with the CSRC within 3 working days the relevant application is submitted overseas or the first public disclosure of the specifics of the transaction is made by the listed company. Where a domestic company fails to fulfill filing procedure as stipulated by the Trial Measures or offers and lists securities in an overseas market in violation of the Trial Measures, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine of between RMB1,000,000 and RMB10,000,000. Directly liable persons-in-charge and other directly liable persons shall be warned and each imposed a fine of between RMB500,000 and RMB5,000,000. Controlling shareholders and actual controllers of the domestic company that organize or instruct the violations shall be imposed a fine of RMB1,000,000and RMB10,000,000. Directly liable persons-in-charge and other directly liable persons shall be each imposed a fine of between RMB500,000 and RMB5,000,000.

In order to support domestic companies seeking for overseas securities offering and listing pursuant to laws and regulations, as a supplement to the Trial Measures, the CSRC, Ministry of Finance of PRC, National Administration of State Secrets Protection and National Archives Administration of China, have jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing (Announcement No.29 [2009] of the CSRC, hereinafter referred to as the Provisions). The revised Provisions were issued under the name the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies and became effective on March 31, 2023 along with the Trial Measures. The revised Provisions have expanded the applicability to cover both direct and indirect overseas securities offering and listing and require that a domestic company that plans to, either directly on its own or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that (i) contain state secrets or working secrets of government agencies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; or (ii) if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. In addition, domestic companies, securities companies and securities service providers seeking for overseas securities offering and listing shall first obtain approvals from the CSRC and/or other competent Chinese authorities before cooperating with the inspections and investigations by the overseas securities regulators or competent overseas authorities, or before providing documents and materials requested in such inspections and investigations.

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

The Social Insurance Law, which became effective in 2011 and was recently amended in December 2018, the Regulations on Management of Housing Provident Fund, originally released by the State Council in 1999, and other related rules and regulations require enterprises in China to participate in certain employee benefit plans, including social insurance funds, a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan, and a housing provident fund, and to contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government. Failure to make adequate contributions to various employee benefit plans may subject the employer to fines and other administrative sanctions. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

C.    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report.

Pintec Technology Holdings Limited (Cayman)
100%
Sky City Holdings Limited (BVI)
100%
Next Hop Holdings Limited (BVI)
100%
Romantic Park Holdings Limited (Cayman)
100%
Sky City Holdings Limited (HK)
100%
Next Hop Holdings Limited (HK)
100%
Romantic Park Holdings Limited (BVI)
100%
Romantic Park Holdings Limited (HK)
Equity Interest
Offshore
Onshore
100%
Anxunying (Tianjin) Commercial Factoring Co., Ltd.
100%
Pintec (Ganzhou) Technology Co., Ltd.
Huatai (Ningxia) Enterprise Consulting Service Partnership
40%
100%
Pintec Huijiu (Yinchuan) Technology Co., Ltd.
100%
Pintec (Beijing) Technology Co., Ltd.
100%
Sky City (Beijing) Technology Co., Ltd.
60%
Pintec (Yinchuan) Technology Co., Ltd.
100%
Aixin Times (Chengdu) Enterprise Management Co., Ltd.
100%
Pintec Digital Technology (Beijing) Co., Ltd.
VIE
Pintec Jinke (Beijing) Information Technology Co., Ltd.
VIE
Beijing Xinshun Dingye Technology Co., Ltd.
100%
Aimeixin (Beijing) Technology Co., Ltd.
VIE
Anquying (Tianjin) Technology Co., Ltd.
60%
100%
60%
Beijing Hongdian Fund Distributor Co., Ltd.
VIE
100%
Shanghai Anquying Technology Co., Ltd.
100%
Qilehui Credit Information Co., Ltd.
Myfin Insurance Broker Co., Ltd.
Xuanji Intelligence (Beijing) Technology Co., Ltd.
100%
Sichuan Aixin Jinfu Technology Co., Ltd.
100%
Ganzhou Aixin Network Micro Finance Co., Ltd.
100%
Shenzhen Oianhai Minheng Commercial Factoring Co., Ltd.
100%
Ganzhou Dumiao Intelligence Technology Co., Ltd.
100%
Pintec Yunke (Ganzhou) Information Technology Co., Ltd.
100%
Longteng Xincheng Loan Agency (Dongguan) Co., Ltd.

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

Jimu Box used to be the single largest funding source for loans facilitated through our platform since our inception to 2018. Jimu Box was the funding source for 4.0%, 0.2% and 0.3% of the outstanding loans facilitated through our platform as of December 31, 2020, 2021 and 2022, respectively. We have not been receiving any further funding from Jimu Box since February 15, 2020. In the past, we also relied on Jimu Group’s brand to have more accessible funding sources by way of relying on certain guarantee arrangement between Jimu Group and our financial partners. We ceased our reliance on Jimu Group for the provision of guarantee services in 2019.

Jimu Box was previously involved in providing credit enhancement to individual investors for loans that we have referred and funded through Jimu Group, but it discontinued this practice in 2018. Effective April 1, 2019, Jimu Group required that we provide credit enhancement for the loans we facilitated that were funded through Jimu Box. We and Jimu Group entered into a supplement to the information service cooperation agreement in December 2019, pursuant to which both parties agree to settle all transactions under the information service cooperation agreement occurring prior to January 1, 2020, and that we will not bear any guarantee obligation for transactions occurring after January 1, 2020. In addition, we entered into two loan agreements with Jimu Group on July 19, 2019, to formally document the amounts due from Jimu Group that were attributable to the cash advances we made to Jimu Group outside of the ordinary course of business prior to May 31, 2019. As of December 31, 2019, the principal amount due under the U.S. dollar-denominated loan agreement was US$18.4 million, and the principal amount due under the Renminbi-denominated loan agreement was RMB154.6 million. As of December 31, 2019, we had RMB866.0 million in amounts due from Jimu Group, including the amounts due under these loans, as compared to RMB4.5 million in amounts due to Jimu Group. The U.S. dollar-denominated loan matured on January 31, 2020 but Jimu Group failed to repay the amount due by the maturity date. The Renminbi-denominated loan matures on January 31, 2022. We have officially initiated the collection process and formally notified Jimu Group for the repayment of the outstanding balances. However, we determined that it was not probable for the amounts due from Jimu Group to be collected or recovered as a result of Jimu Group’s insolvency. As of December 31, 2019, we made a provision of RMB856.0 million for the amount due from Jimu Group. We made an additional provision of RMB7.8 million for the year ended December 31, 2020. We had a reversal of RMB6.7 million (US$1.1 million) for the year ended December 31, 2021 due to the collection received from Jimu Group. We made an additional provision of RMB1.6 million (US$0.2 million) for the year ended December 31, 2022. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group” for more details.

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

We currently conduct our business through our variable interest entities and their subsidiaries based on these contractual arrangements, which allow us to:

●	exercise effective control over our variable interest entities and their subsidiaries;
●	receive substantially all of the economic benefits from our variable interest entities and their subsidiaries; and
●	have an exclusive option to purchase all or part of the equity interests in our variable interest entities and when and to the extent permitted by PRC law.

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

D.   Property, Plant and Equipment

Our corporate headquarters are located in Beijing, China, where we leased office space with an area of approximately 493.2 square meters as of December 31, 2022. We lease our premises from unrelated third parties under three operating lease agreements. The three leases will expire in November 2023, June 2024 and October 2024, respectively. As of December 31, 2022, we also leased office space in Sichuan province, China, with an area of approximately 431.6 square meters. We also lease office space in Ganzhou, Jiangxi province, the lease of which will expire in December 2023. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Not applicable.

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

A.   Operating results

Overview

We are a Nasdaq-listed group providing technology-enabled financial and digital services to the ecosystem of MSMEs. We connect business partners and financial partners with our solutions and enable them to provide financial services to users efficiently and effectively.

We generate our revenues primarily from technical service fees and installment service fees. We generate technical service fee revenue by providing online credit assessment and referral services, post-lending management services, risk control services and, historically, financial guarantee services. We generate installment service fee revenue through the point-of-sale installment payment services that we provide to the users of the business partners’ platforms or the provision of personal and business installment loans to borrowers through trust arrangements. Historically, installment service fees are recognized on a gross basis, with the interest from the borrower recognized as revenue and the corresponding funding cost recognized as cost of revenues. We does not use outsourcing funding since 2022 and no such funding cost incurred during the period. As of December 31, 2022, we bore credit risk in connection with a small fraction of the loans that we facilitate. See “—Funding Sources and Credit Risk.”

We experienced significant growth in the first three years after we launched our platform in June 2015, until challenges facing the consumer finance industry in the second half of 2018. In 2020, 2021 and 2022, we processed approximately 4.8 million, 1.2 million and 0.1 million loan applications, respectively, and facilitated a total of approximately RMB1.8 billion, RMB0.8 billion and RMB0.2 billion (US$0.03 billion) in loans, respectively. Due to the continued effect from the difficult environment in the second half of 2018, our revenues decreased since 2019 and recorded RMB378.3 million in 2020, RMB173.2 million in 2021 and RMB74.6 million (US$10.8 million) in 2022, respectively.

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

Ability to Collaborate with Financial Partners

The growth of our business will depend on our ability to seek sufficient funding sources for the loans that we facilitate. Jimu Box was the funding source for 4.0%, 0.2% and 0.3% of the outstanding loans facilitated through our platform as of December 31, 2020, 2021 and 2022, respectively. We did not have any further funding from Jimu Box since February 15, 2020. We are likely to need more capital as we acquire additional financial partners, expand our business in both domestic and international markets, and explore other funding product types.

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

Margin Contribution and Product Mix

Our gross margin for point-of-sale lending solutions has historically been lower compared to the gross margin for our personal installment loans. The relatively low fees we charge for point-of-sale lending solutions are an inducement for business partners to share traffic with us. Our success in attracting users of point-of-sale installment loans to borrow personal installment loans or to engage in other transactions that we facilitate will play a significant role in our ability to achieve profitability. In addition, our success in further diversifying our product mix and generating revenues from wealth management and other products will further increase our growth potential. However, if we cannot manage our product mix to continue to attract new users through point-of-sale installment loans while simultaneously maintaining or improving our overall gross margins by cross-selling other services to our users, our overall margin and may not trend higher as expected and our ability to achieve profitability may be negatively affected.

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

Impact of COVID-19

As a result of the COVID-19 pandemic and a series of challenges we encountered, including changes in market conditions, market regulations, external partners and management members, our loan volume in 2020 decreased by 83.2% compared with 2019, and further decreased in 2021 by 59.2% compared with that of 2020. Our loan volume in 2022 continued to decreased by 75% compared with that of 2021, primarily because we continued to vigilantly manage our risk profile amid the COVID-19 pandemic, and as a result facilitated fewer loans in 2022. During 2022, the government adopted stricter quarantine and lockdown policies in China’s major cities such Beijing, Shanghai, and Guangzhou in response to the increases in COVID-19 infection cases. We have taken measures in response to the outbreak to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees and cancelling business meetings and travel, which may adversely impact to our business to a certain extent. Furthermore, in part in response to the challenges, we are now shifting our business focus by increasing the digital-centric services and substantially reducing our risk-sharing services.

However, in December, 2022, China has declared to treat COVID-19 as a Category B disease, and relevant authorities have since eased quarantine measures on infection cases and ceased identifying close contacts or designating high-risk and low-risk geographic areas. We are nonetheless continuously evaluating any potential impact of COVID-19 on our business, results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business has been materially adversely affected by the outbreak of COVID-19.”

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

Jimu Box, the online consumer finance platform operated by Jimu Group, was the single largest funding source for loans facilitated through our platform in the past. Jimu Box was the funding source for 4.0%, 0.2% and 0.3% of the outstanding loans facilitated through our platform as of December 31, 2020, 2021 and 2022, respectively. We did not have any further funding from Jimu Box since February 15, 2020.

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

As of December 31, 2020, we had RMB851.2 million in current amounts due from Jimu Group and RMB7.4 million in non-current amounts. As of December 31, 2021 we had RMB846.3 million in current amounts and nil in non-current amounts due from Jimu Group. As of December 31, 2022, we had RMB857.1 million in current amounts due from Jimu Group and nil in non-current amounts. Since Jimu Group became insolvent and announced its exit from the online lending platform business in February 2020 pursuant to relevant regulations, there are significant outstanding balances on its platform unpaid to investors that have priority over any other debts, including the balance due to us. We determined that it was not probable for the amounts due from Jimu Group to be collected or recovered and made provisions accordingly. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group” for more details.

We have acted as a business counterparty with Jimu Group including loan borrower referrals and collection channel. For purpose of repayments to Jimu Box’s online platform lenders, the repayments from borrowers in connection with the remaining loans funded by Jimu Box has been collected through us and repaid to Jimu Box’s online lenders through custody bank account of Jimu Group. As the custody bank account of Jimu Group established for online lending platform business has been frozen following its insolvency and exit from online lending platform business in February 2020, in order to facilitate Jimu Box’s platform unwinding plan, we entered into an agreement with Jimu Group, under which we are obligated to transfer principal and interest collected from the borrowers to the party designed by Jimu Group for purpose of Jimu Box’s online borrowers’ repayment to lenders. In September 2020, we paid RMB100.0 million to the party designated by Jimu Group according to the agreement and plan to do so for all collected amount of related loans. As of December 31, 2022, we had RMB294.2 million due to Jimu Group.

We entered into a series of agreements with Jimu Group with respect to our pre-IPO reorganization and the post-reorganization relationship between us and Jimu Group. For a description of the terms of these agreements, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.”

Funding Sources and Credit Risk

Our goal is to act as a financial solutions provider and to reduce the credit risk we take on the loan products that we facilitate. However, independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. To address the market challenges, in 2019, we had credit risk for a higher proportion of our funding than we did at the time of our initial public offering. Starting from 2020, aligned with our strategic shift of business focus towards providing digital-centric services, we have gradually reduced a significant portion of our technical services using a risk-sharing model, leading to lower credit risk (without taking into account the impact of COVID-19). In 2022, we continued to vigilantly manage our risk profile, aiming to further refine our asset quality.

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

Balance sheet. The financing receivables on our balance sheet are generated primarily from our use of trust arrangements and other structured finance products in 2020. As of December 31, 2022, we had ended the trust arrangement and recorded short-term financing receivables, net, of RMB87.1 million (US$12.6 million) and long-term financing receivables, net, of nil primarily from our own fund.

Funding debts represent the proceeds from individual investors through Jimu Box and other financial partners, the asset-backed securitized debts, the consolidated trusts or the unsecured general loan from an individual lender and a shareholder that we use to fund our financing receivables. We had short-term funding debts of nil and long-term funding debts of nil as of December 31, 2022.

We maintain a provision for credit losses based on delinquency levels and historical charge offs of the underlying on-and-off balance sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk level of the borrowers. For each credit risk level, we estimate the expected loss rate based on the delinquency status of the financial assets to be within that level: current, 1 to 30 days past due, 31 to 60 days past due, 60 to 90 days past due, or 91 days or greater past due. These loss rates in each delinquency status are based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The expected loss rate of the specific delinquency status category within each risk level will be applied to the outstanding balances of the applicable financial assets within that level to determine the provision for credit losses for each reporting period. We had a provision for credit losses related to financing receivables of RMB22.4 million (US$3.2 million) for the year ended December 31, 2022.

For those off-balance-sheet loans where we provide a financial guarantee to the financial partner who funds the loans, we account for the financial guarantee at fair value on the balance sheet as a financial guarantee liability. As of December 31, 2022, the maximum potential future payment that we could be required to make would be RMB11.2 million (US$1.6 million) We expect our financial guarantee liabilities to decrease in 2022 as we reduce the risk-sharing services and gradually cease to provide financial guarantees for loans that are funded through financial partners.

The following table presents information about our sources of funds for the year ended December 31, 2022.

	For the Year Ended December 31, 2022
	RMB	US$	%

	(in thousands)
Point-of-sale installment loans	5,192	753	5.46%
Online consumer finance platform	35	5	0.04%
Non-structured direct funding	5,143	746	5.41%
Unsecured general loan and others*(l)	14	2	0.01%
Personal installment loans	3,093	448	3.25%
Online consumer finance platform	231	33	0.24%
Trusts and other structured finance*	29	4	0.03%
Non-structured direct funding	2,757	400	2.90%
Unsecured general loan and others*(l)	76	11	0.08%
Business installment loans	86,774	12,581	91.28%
Non-structured direct funding	—	—	0.00%
Unsecured general loan and others*(l)	86,774	12,581	91.28%
Total	95,059	13,782	100.00%
(1)	Others include receivables held by Ganzhou Aixin Micro Finance and Minheng using in-house funding.
*	On balance sheet sources.

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the two tables below.

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Total revenues	378,264	173,240	74,568	10,812
Total amount of loans facilitated during the period	1,846,438	819,558	201,763	29,253
Point-of-sale installment loans	269,172	25,619	5,639	818
Personal installment loans	1,453,091	644,621	71,654	10,389
Business installment loans	124,175	76,734	124,470	18,046
International installment loans	—	72,584	—	—
Outstanding balance	589,744	219,782	95,058	13,782
Point-of-sale installment loans	263,576	28,845	5,192	753
On-balance sheet	30,564	247	14	2
Off-balance sheet	233,012	28,598	5,178	751
Personal installment loans	297,869	132,911	3,092	448
On-balance sheet	49,078	18,470	105	15
Off-balance sheet	248,791	114,441	2,987	433
Business installment loans	28,299	51,014	86,774	12,581
On-balance sheet	23	50,809	86,774	12,581
Off-balance sheet	28,276	205	—	—
International installment loans	—	7,012	—	—
On-balance sheet	—	7,012	—	—
Net loss	(296,140)	(108,820)	(196,557)	(28,498)
Adjusted net loss (1)	(284,242)	(105,027)	(192,023)	(27,841)
Total operating expenses	(299,329)	(154,857)	(93,412)	(13,543)
Adjusted operating expenses (1)	(287,431)	(151,064)	(88,878)	(12,886)
(1)	Adjusted net (loss)/income and adjusted operating expenses are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most comparable GAAP measures, see “Non-GAAP Financial Measures.”

	For the Years Ended December 31,
	2020	2021	2022

	(in thousands)
Cumulative registered users as of the end of the period	42,758	52,124	52,217
Unique borrowers for the period (1)	278	76	8
Unique borrowers of point-of-sale installment loans	189	15	3
Unique borrowers of personal and business installment loans	90	61	5
Number of loans facilitated during the period	888	114	14
Number of point-of-sale installment loans facilitated	56	25	9
Number of personal and business installment loans facilitated	26	89	5
(1)	The number of unique borrowers for the period is less than the sum of the following two lines because a person who borrows both point-of-sale installment loans and personal installment loans during the same period only counts as one unique borrower for the period.

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

The table below sets forth a reconciliation of these non-GAAP financial measures for the periods indicated.

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Total operating expenses	(299,329)	(154,857)	(93,412)	(13,543)
Add: share-based compensation expenses	11,898	3,793	4,534	657
Adjusted operating expenses	(287,431)	(151,064)	(88,878)	(12,886)
Net loss	(296,140)	(108,820)	(196,557)	(28,498)
Add: share-based compensation expenses	11,898	3,793	4,534	657
Adjusted net loss	(284,242)	(105,027)	(192,023)	(27,841)

Key Components of Results of Operations

Revenues

Our revenues are derived from technical service fees, installment service fees and wealth management service fees and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Technical service fees	330,665	87.4	115,272	66.5	51,571	7,477	69.2
Installment service fees	42,707	11.3	16,949	9.8	14,143	2,051	19.0
Wealth management service fees and others	4,892	1.3	41,019	23.7	8,854	1,284	11.8
Total revenues	378,264	100.0	173,240	100.0	74,568	10,812	100.0

We generate technical service fee revenue by providing online credit assessment and referral services, post-lending management services, risk control service and, historically, financial guarantee services. We also receive fees contingent on future events, such as penalty fees for early repayments as well as fees for collection services for late payments. Prior to 2018, we bore minimal credit risk for providing technical services. Independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. In 2018, we began to share the credit risks for off-balance-sheet loans with select financial partners due to market challenges. Revenues from our risk-sharing model accounted for approximately 41.9%, 23.5% and 18.7% of our technical service fees for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Cost of Revenues

The following table sets forth our cost of revenues, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Funding cost	(16,525)	(4.4)	(583)	(0.3)	(22)	(3)	(0.0)
(Provision)/Reversal for credit losses	(45,090)	(11.9)	1,934	1.1	(22,382)	(3,245)	(30.0)
Origination and servicing cost	(100,760)	(26.6)	(94,186)	(54.4)	(41,291)	(5,987)	(55.5)
(Cost on)/Recover of guarantee	(100,347)	(26.5)	4,689	2.7	1,082	157	1.5
Service cost charged by the related party	(23,052)	(6.1)	(1,574)	(0.9)	(75)	(11)	(0.1)
Total cost of revenues	(285,774)	(75.5)	(89,720)	(51.8)	(62,688)	(9,089)	(84.1)

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

Gross Profit

The following table sets forth our gross loss and profit, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Total revenues	378,264	100.0	173,240	100.0	74,568	10,812	100.0
Cost of revenues	(285,774)	(75.5)	(89,720)	(51.8)	(62,688)	(9,089)	(84.1)
Gross profit	92,490	24.5	83,520	48.2	11,880	1,723	15.9

We have different types of solutions that have different profit margins. In particular, our point-of-sale installment loan solutions are relatively low-margin, and our personal and business installment loan solutions are relatively high-margin. We do not manage our business with the intent of maximizing each of these margins separately, since different solutions serve different purposes within our overall business strategy. We tolerate a relatively low margin on our point-of-sale installment loan solutions because they are especially useful in acquiring new business partners: they have a particularly obvious value proposition; in that they help our business partners increase their own sales. High-quality business partners bring high-quality end users, which in turn makes our lending solutions more valuable to our financial partners.

That being said, we do aim for a positive gross margin on each of our solutions. On a partner-by-partner basis, our gross margin tends to rise as our relationship with a business partner develops. This is both because the proportion of higher-margin personal and business installment loan solutions grows as our relationship with a partner matures and because a partner who comes to recognize the mutually beneficial nature of our relationship is more likely to negotiate mutually beneficial terms. More favorable terms with our business partners and end users have been one of the significant reasons for the improvement in our gross margin since 2016. Our gross margin was 24.6%, 48.2% and 15.9% for the years ended December 31, 2020, 2021 and 2022, respectively.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Sales and marketing expenses	(44,697)	(11.8)	(40,936)	(23.6)	(27,154)	(3,937)	(36.4)
General and administrative expenses	(147,753)	(39.1)	(88,111)	(50.9)	(50,298)	(7,293)	(67.5)
Research and development expenses	(37,521)	(9.9)	(22,714)	(13.1)	(15,960)	(2,314)	(21.4)
Impairment loss of goodwill and intangible assets	(69,358)	(18.3)	(3,096)	(1.8)	—	—	—
Total operating expenses	(299,329)	(79.1)	(154,857)	(89.4)	(93,412)	(13,544)	(125.3)

Sales and marketing expenses

Our sales and marketing expenses consist primarily of salaries and benefits (including share-based compensation) for employees involved in sales and marketing functions and advertising and marketing promotion fees. Advertising and marketing promotion fees represent amounts we pay for brand awareness. We expense all sales and marketing costs as incurred. Our sales and marketing expenses as a percentage of our total revenues increased in 2021 from 2020 and continued to increase in 2022 from 2021, primarily due to a decrease in our total revenues while the percentage of our manpower investment in sales and marketing remained relatively stable, such that our total revenues decreased at a greater pace compared to our sales and marketing expenses. In 2021, our sales and marketing expenses decreased primarily due to a decrease in staff cost. In 2022, our sales and marketing expenses decreased primarily due to a decrease in staff cost and professional fees which are mainly IT service fees and data purchase fees for directing traffic to our platform.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and benefits (including share-based compensation) and related expenses for employees involved in general corporate functions, including finance, legal and human resources. We also incurred bad debt expenses in 2020, 2021 and 2022 in connection with provision for credit losses on receivable for technical service fees, wealth management service fee as well as amounts due from Jimu Group, which are classified under general and administrative expenses. Other general and administrative expenses include rental expenses, professional fees and depreciation expenses of property, plant and equipment related to general and administrative expenses. In 2020, our general and administrative expenses decreased, primarily due to a decrease in bad debt provision expense related to loans due from Jimu Group, as well as decreases in staff cost due to personnel structure optimization and in professional expense due to decreased consulting expense. In 2021, our general and administrative expenses decreased from 2020, primarily due to a decrease in bad debt provision expense and professional fees. In 2022, our general and administrative expenses continue to decrease from 2021, primarily due to a decrease in our staff cost and professional fees.

Research and development expenses

Our research and development expenses consist primarily of salaries and benefits (including share-based compensation) for employees involved in research and development functions. We expense all research and development costs as incurred. Our research and development expenses increased as a percentage of our total revenues in 2020, 2021 and 2022, primarily due to a decrease in our total revenues while we would adjust our manpower investment in research and development according to the change of revenue scale, such that our total revenues decreased at a greater pace compared to our research and development expenses. In 2022, our research and development expenses decreased, primarily due to a decrease in staff cost and rental expense.

Impairment loss of goodwill and intangible assets

We recorded nil impairment loss of goodwill in 2020, and impairment loss of intangible assets of RMB3.1 million (US$0.5 million) associated with software copyright, trademark and customer relationship, considering the tightening regulation and changing market environment in 2021. No impairment loss of goodwill and intangible assets was recorded in 2022.

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

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues:
Technical service fees	330,665	87.4	115,272	66.5	51,571	7,477	69.2
Installment service fees	42,707	11.3	16,949	9.8	14,143	2,051	19.0
Wealth management service fees and others	4,892	1.3	41,019	23.7	8,854	1,284	11.8
Total revenues	378,264	100.0	173,240	100.0	74,568	10,812	100.0

Cost of revenues:
Funding cost	(16,525)	(4.4)	(583)	(0.3)	(22)	(3)	(0.0)
(Provision)/Reversal for credit losses	(45,090)	(11.9)	1,934	1.1	(22,382)	(3,245)	(30.0)
Origination and servicing cost	(100,760)	(26.6)	(94,186)	(54.4)	(41,291)	(5,987)	(55.5)
(Cost on)/Recover of guarantee	(100,347)	(26.5)	4,689	2.7	1,082	157	1.5
Service cost charged by the related party	(23,052)	(6.1)	(1,574)	(0.9)	(75)	(11)	(0.1)
Cost of revenues	(285,774)	(75.5)	(89,720)	(51.8)	(62,688)	(9,089)	(84.1)

Gross profit	92,490	24.5	83,520	48.2	11,880	1,723	15.9

Operating expenses:
Sales and marketing expenses	(44,697)	(11.8)	(40,936)	(23.6)	(27,154)	(3,937)	(36.4)
General and administrative expenses	(147,753)	(39.1)	(88,111)	(50.9)	(50,298)	(7,293)	(67.5)
Research and development expenses	(37,521)	(9.9)	(22,714)	(13.1)	(15,960)	(2,314)	(21.4)
Impairment loss of goodwill and intangible assets	(69,358)	(18.3)	(3,096)	(1.8)	—	—	—
Total operating expenses	(299,329)	(79.1)	(154,857)	(89.4)	(93,412)	(13,544)	(125.3)

Operating loss	(206,839)	(54.7)	(71,337)	(41.2)	(81,532)	(11,821)	(109.4)

Loss from equity method investments	(11,523)	(3.0)	—	—	—	—	—
Loss from disposal of a subsidiary	—	—	(5,498)	(3.2)	(2,176)	(315)	(2.9)
Impairment loss of long-term investments	(15,908)	(4.2)	—	—	(86,600)	(12,556)	(116.1)
Interest expenses, net	(34,332)	(9.1)	(32,453)	(18.7)	(24,138)	(3,500)	(32.4)
Other income, net	21,658	5.7	7,340	4.2	411	60	0.6
Loss before income tax expense	(246,944)	(65.3)	(101,948)	(58.9)	(194,035)	(28,132)	(260.2)
Income tax expense	(49,196)	(13.0)	(6,872)	(4.0)	(2,522)	(366)	(3.4)
Net loss	(296,140)	(78.3)	(108,820)	(62.9)	(196,557)	(28,498)	(263.6)

Other comprehensive (loss)/income	(22,977)	(6.1)	(10,793)	(6.2)	6,565	952	8.8

Total comprehensive loss	(319,117)	(84.4)	(119,613)	(69.1)	(189,992)	(27,546)	(254.8)

Year ended December 31, 2022 compared with year ended December 31, 2021

Revenues

Our total revenue decreased by 57.0% from RMB173.2 million in the year ended December 31, 2021 to RMB74.6 million (US$10.8 million) in the year ended December 31, 2022. This decrease was driven primarily by a decrease in total loan volume from RMB0.8 billion in 2021 to RMB0.2 billion (US$0.03 billion) in 2022.

Technical service fees. Technical service fees decreased by 55.3% from RMB115.3 million in the year ended December 31, 2021 to RMB51.6 million (US$7.5 million) in the year ended December 31, 2022, primarily due to a decrease in the off-balance sheet loan transactions from RMB0.5 billion in the year ended December 31, 2021 to RMB0.2 billion (US$0.03 billion) in the year ended December 31, 2022 as we shifted business focus towards providing digital-centric services and reduced a significant portion of our technical services using a risk-sharing model.

Installment service fees. Installment service fees decreased by 16.6% from RMB16.9 million in the year ended December 31, 2021 to RMB14.1 million (US$2.1 million) in the year ended December 31, 2022. The decrease in revenues from installment service fees in 2022 was primarily due to a decrease in on-balance-sheet point-of-sale loans and personal loan.

Wealth management service fees and others. Wealth management service fees and others decreased by 78.4% from RMB41.0 million in the year ended December 31, 2021 to RMB8.9 million (US$1.3 million) in the year ended December 31, 2022. The decrease was primarily due to a significant decrease in our transaction volume in insurance brokerage business in 2022, resulting in a decrease of approximately 31.0 million in commission fees earned from insurance brokerage service.

Cost of revenues

Cost of revenues decreased by 30.1% from RMB89.7 million in the year ended December 31, 2021 to RMB62.7 million (US$9.1 million) in the year ended December 31, 2022.

Funding cost. Funding cost, consisting primarily of interest expenses, decreased by 96.2% from RMB0.6 million in the year ended December 31, 2021 to RMB22.1 thousand (US$3.2 thousand) in the year ended December 31, 2022. This decrease was primarily due to the end of the trust arrangement and reflected the change that our loan did not use funding from financial partners during 2022.

(Provision)/Reversal for credit losses. Reversal for credit losses changed 1257.3% from reversal for credit losses of RMB1.9 million in the year ended December 31, 2021 to provision for credit losses of RMB22.4 million (US$3.2 million) in the year ended December 31, 2022. The significant increase in provision for credit losses in 2022 was primarily attributable to the bad debt expense accrued for financing receivables from a business installment loan borrower based on comprehensive consideration of credit risk.

Origination and servicing cost. Origination and servicing cost decreased by 56.2% from RMB94.2 million in the year ended December 31, 2021 to RMB41.3 million (US$6.0 million) in the year ended December 31, 2022, primarily due to the decreased cost of insurance brokage services and collection services. Origination and servicing cost as a percentage of the total revenue had a slight increase for the year ended December 31, 2022 compared to 2021, which was primarily due to a significant decrease in the revenue of technical services, especially collection services which had a relatively lower gross margin.

Recover on guarantee. Recover on guarantee decreased by 76.9% from RMB4.7 million in the year ended December 31, 2021 to RMB1.1 million (US$0.2 million) in the year ended December 31, 2022, as we purposely and gradually ceased providing credit enhancement for loans that we facilitated with any financial partners from 2020 in order to refine the overall quality of our off-balance-sheet loans, which lead to the increase of reimbursement for defaulted loans being outpaced by the recovery of reimbursement for defaulted loans in 2021 and 2022.

Service cost charged by the related party. Service cost charged by the related party decreased by 95.2% from RMB1.6 million in the year ended December 31, 2021 to RMB0.1 million (US$0.01 million) in the year ended December 31, 2022, primarily because we ceased our cooperation model with Jimu Group under which Jimu Group used to provide credit enhancement for the borrowers since the beginning of 2019, resulting in a further decrease in the loan balance and related costs under such model through 2020 to 2022.

Gross profit

Our gross profit decreased by 85.8% from RMB83.5 million in the year ended December 31, 2021 to RMB11.9 million (US$1.7 million) in the year ended December 31, 2022. We had a gross margin of 48.2% in the year ended December 31, 2021 and a gross margin of 15.9% in the year ended December 31, 2022. Our gross margin significantly decreased in 2022 from 2021, primarily due to the provision for credit losses significantly increased while the revenue from installment service fees decreased.

Operating expenses

Total operating expenses decreased by 39.7% from RMB154.9 million in the year ended December 31, 2021 to RMB93.4 million (US$13.5 million).

Sales and marketing expenses. Sales and marketing expenses decreased by 33.7% from RMB40.9 million in the year ended December 31, 2021 to RMB27.2 million (US$3.9 million) in the year ended December 31, 2022. This decrease was primarily attributable to (i) the decrease of RMB10.1 million (US$1.5 million) in staff cost due to 50.0% decrease in sales personnel headcount; (ii) the decrease of RMB1.6 million (US$0.2 million) professional fees; (iii) the decrease of RMB0.5 million (US$0.1 million) in promotion expense and (iv) the decrease of RMB0.4 million (US$0.1 million) in rental expense.

General and administrative expenses. General and administrative expenses decreased by 42.9% from RMB88.1 million in the year ended December 31, 2021 to RMB50.3 million (US$7.3 million) in the year ended December 31, 2022, primarily attributable to (i) the decrease of RMB14.4 million (US$2.1 million) in professional fees due to the significant decrease in legal fees and consulting fees; (ii) the decrease of RMB12.2 million (US$1.8 million) in staff cost due to 55.9% decrease in general and administrative personnel headcount; (iii) the decrease of RMB6.5 million (US$0.9 million) in depreciation and amortization expense and (iv) RMB2.9 million (US$0.4 million) in office rental.

Research and development expenses. Research and development expenses decreased by 29.7% from RMB22.7 million in the year ended in December 31, 2021 to RMB16.0 million (US$2.3 million) in the year ended December 31, 2022, primarily attributable to (i) the decrease of RMB6.7 million (US$1.0 million) in staff cost due to 51.9% decrease in research and development personnel headcount; (ii) the decrease of RMB0.6 million (US$0.1 million) in rental expense; offset by (iii) the increase of RMB1.4 million (US$0.2 million) in share-based compensation.

Impairment loss of goodwill and intangible assets. We recorded impairment loss of intangible assets of RMB3.1 million in 2021, primarily attributable to the impairment of software copyright, trademark and customer relationship, which was an out-of-period adjustments from prior years. No impairment loss of goodwill and intangible assets was recorded in 2022.

Other expenses, net

Impairment loss of long-term investment. We recorded impairment loss of long-term investment of RMB86.6 million (US$12.6 million) in 2022, primarily attributable to (i) RMB50.0 million impairment loss related to the investment of 9.1% equity interest in Bene Internet Technology Co., Ltd. (“Bene Info”); and (ii) RMB 36.6 million impairment loss on an investment in a private equity fund made in April 2020.

Interest expenses, net. We recorded interest expenses, net of RMB24.1 million (US$3.5 million), primarily attributable to RMB21.4 million accrued interest expenses for convertible loan to Ningxia Fengyin and RMB6.5 million accrued interest expenses for long-term loan to BitTo Inc.

Loss from disposal of a subsidiary. We recorded loss from disposal of a subsidiary of RMB5.5 million and RMB2.2 million (US$0.3 million) for the years ended December 31, 2021 and 2022, respectively, primarily attributable to the disposal of FT Synergy Pte. Ltd and its subsidiaries in 2021 and the disposal of Pintec Australia Pty Ltd and its subsidiaries in 2022.

Net Loss

We had net loss of RMB196.6 million (US$28.5 million) in the year ended December 31, 2022 as a result of the above, as compared to a net loss of RMB108.8 million in the year ended December 31, 2021.

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

Installment service fees. Installment service fees decreased by 60.3% from RMB42.7 million in the year ended December 31, 2020 to RMB16.9 million (US$2.7 million) in the year ended December 31, 2021. The decrease in revenues from installment service fees in 2021 was primarily due to a decrease in on-balance-sheet installment loans volume.

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

Provision for credit losses. Provision for credit losses decreased by 104.3% from RMB45.1 million in the year ended December 31, 2020 to reversal of RMB1.9 million (US$0.3 million) in the year ended December 31, 2021. The decrease in provision for credit losses was primarily attributable to the decrease of our on-balance-sheet loans, and the collection of overdue loans in 2021 exceeds the provision for credit losses, resulting in a reversal for credit losses in 2021.

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

Other expenses, net

Loss from disposal of a subsidiary. We recorded loss from disposal of a subsidiary of RMB5.5 million (US$ 0.9million) in 2021, primarily attributable to the disposal of FT Synergy Pte. Ltd and its subsidiaries.

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

Australia

During the years ended December 31, 2020, 2021, and 2022, we had subsidiaries incorporated in Australia which were subject to an income tax rate of 30%. We have disposed all of our equity interests in these subsidiaries as of the date of this annual report.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018, the Ordinance. Under the two-tiered profits tax rate regime, the first HK$2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to profits tax at the rate of 16.5% or 15%, as applicable. Because we did not elect the preferential tax treatment, all of our subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. Our Hong Kong subsidiaries did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2020, 2021, and 2022. Payments of dividends by our Hong Kong subsidiaries to us are therefore not subject to withholding tax in Hong Kong.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in China in the future.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting period and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in “Note 2—Summary of Significant Accounting Policies” of our consolidated financial statements for the year ended December 31, 2022, included elsewhere in this Annual Report, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions.

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

Revenue recognition under ASC 606, “Revenue from contracts with Customers” in Years Ended December 31, 2020, 2021 and 2022

For technical service fees and wealth management service fees, we recognize revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

(1)	Identification of the contract, or contracts, with the customer;
(2)	Identification of the performance obligations in the contract;

(3)	Determination of the transaction price;
(4)	Allocation of the transaction price to the performance obligations in the contract; and
(5)	Recognition of the revenue when, or as, a performance obligation is satisfied.

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

Technical service fees

Under ASC 606, we consider the online credit assessment, referral service, risk control service and post-lending management service, collectively, and guarantee service as two separate services, of which, the guarantee service is accounted for at fair value in accordance with ASC 460, Guarantees. Revenue from the guarantee service is recognized once we are released from the underlying risk. (see Note 2(r) to our consolidated financial statements included elsewhere in this annual report).

We identify one performance obligation under ASC 606, as the online credit assessment, referral service, risk control service and post-lending management service are not distinct.

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

Wealth management service fee and others

We earn wealth management service fee from commission on financial products distributed through our platform that were sold by these asset management, and providing brokerage service for insurance companies.

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

We provide insurance brokerage service primarily distributing insurance products as broker to insurance companies and earns brokerage commission revenue determined as a percentage of premiums paid by the insured. The commission rate is based on the bill provided by the insurance company, and it is also under tight regulation of the CBIRC. As our performance obligation under brokerage service is to sell the insurance policy on behalf the insurance companies, the brokerage services revenue is recognized at the point in time when the insurance policy is signed and the premium is collected by insurance company.

Provision for credit losses

We assess the creditworthiness and collectability of the portfolios of respective financial assets, mainly based on delinquency levels and historical charge offs of respective underlying on-and-off-balance sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk levels of the borrowers. Each portfolio of respective financial asset subject to credit losses within each credit risk level consists of individually small amount of on-and-off-balance sheet loans. In the consideration of above factors, we determine that each portfolio of respective financial asset subject to credit losses within each credit risk level is homogenous with similar credit characteristics.

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

We had a reversal of provision for credit losses related to financing receivables of RMB1.9 million for the year ended December 31, 2021, and provision for credit losses of RMB45.1 million and RMB22.4 million (US$3.2 million) related to financing receivables for the years ended December 31, 2020 and 2022, respectively. For the year ended December 31, 2022, a 10% increase in our estimate of the provision for credit losses related to financing receivables would increase our pre-tax loss by approximately 1.15%.

Financial guarantee

Financial guarantee liabilities

For on-and-off-balance sheet loans funded by certain financial partners, we are obligated to compensate the financial partners for the principal and interest of the defaulted loans in the event of borrowers’ default. In general, any unpaid principal and interest are paid by us when the borrower does not repay as scheduled.

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

At the inception of each loan subject to the guarantee provided, we recognize the guarantee liability at fair value in accordance with ASC460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. The liability recorded based on ASC 460 is determined on a loan-by-loan basis. As the risk of the guarantee liability is relieved, it is recognized into the consolidated statements of operation and comprehensive loss by a systematic and rational amortization method over the term of the loan, within the “Technical service fees” line item.

For the years ended December 31, 2020, 2021 and 2022, revenues recognized related to releasing of guarantee liabilities were RMB138.5 million, RMB27.0 million and RMB9.7 million (US$1.4 million), respectively.

The ASC 450 component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability. The ASC 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio. The ASC 450 contingent component, including the net payouts by us when borrower defaults, is recognized as cost on guarantee, in the consolidated statement of operations and comprehensive income/(loss). As of December 31, 2021 and 2022, the maximum potential future payment we could be required to make were RMB30.3 million and RMB11.2 million (US$1.6 million), respectively.

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

We assess the realization of the financial guarantee assets collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio and records an allowance for amounts that it estimates will not be realized. For the year ended December 31, 2020, we recorded a reversal of RMB8.1 million in the statement of operations and comprehensive loss. For the year ended December 31, 2021, we recorded a reversal of RMB0.4 million in the statement of operations and comprehensive loss. For the year ended December 31, 2022, we recorded a reversal of RMB171.0 thousand (US$24.8 thousand) in the statement of operations and comprehensive loss.

As of December 31, 2022, a 10% increase in our estimate of financial guarantee assets and liabilities would increase our total assets and liabilities by approximately 0.1% and 0.1%, respectively.

Impairment of long-term investment

Long-term investments represent equity investments in privately held companies accounted for equity method, and equity investments without readily determinable fair values.

For equity investments in privately held companies accounted for equity method, we make assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. We recognize an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive loss if any. For the years ended December 31, 2020, 2021 and 2022, we recognized impairment loss on equity investment accounted for using the equity method of RMB15,908, nil and RMB36,600, respectively.

For equity investments without readily determinable fair values, we make assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. We recognize an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive loss if any. No impairment was recognized on equity investment without readily determinable fair values for the years ended December 31, 2020 and 2021. In 2022, we recognized impairment loss of RMB50,000.

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

Valuation allowances

As of December 31, 2021 and 2022, we provided a full valuation allowance of RMB234.3 million and RMB246.2 million, respectively, for the deferred tax assets of Shanghai Anquying, the net income of which dropped significantly during the year ended December 31, 2020 and 2021, and we consider it more likely than not that Shanghai Anquying could not generate sufficient pre-tax profit in the next five consecutive years and the deferred tax assets will not be utilized in the future.

In September, 2021, the Group disposed FT Group, and valuation allowance decrease in the net amount of RMB5.9 million.

In May, 2022 the Group disposed Pintec Australia Pty Ltd. and its subsidiaries, and valuation allowance decreased in the net amount of RMB2.3 million (US$0.3 million).

As of December 31, 2022, we had net operating loss carryforwards of approximately nil, RMB19.4 million and RMB335.4 million for entities incorporated in Australia, Hong Kong and PRC mainland, respectively. As of December 31, 2022, the net operating loss carryforwards from PRC mainland of RMB53.3 million, RMB49.2 million, RMB60.3 million, RMB88.7 million and RMB83.9 million will expire, if unused, by 2023, 2024, 2025, 2026 and 2027, respectively.

Out-of-Period Corrections

During 2021, we recorded an out-of-period adjustment to correct prior period errors relating to bad debt allowance on accounts receivable of RMB2,903 and impairment of intangible assets of RMB3,096 after an amortization of RMB3,688. In 2022, we recorded an out-of-period adjustment to correct prior period errors relating to accounts receivable of RMB6,047. We evaluated the impacts of the out-of-period adjustment to correct the errors for years ended December 31, 2021 and 2022 and for prior periods, both individually and in the aggregate, and concluded that the adjustments were not material to the consolidated financial statements for the years ended December 31, 2021 and 2022 and all impacted periods.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(ff) to our consolidated financial statements included elsewhere in this annual report.

B.  Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the period presented:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	56,963	(32,182)	(10,518)	(1,525)
Net cash provided by/(used in) investing activities	192,619	(119,464)	86,690	12,569
Net cash used in financing activities	(286,639)	(132,334)	(57,892)	(8,393)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(21,503)	(13,578)	13,144	1,905
Net (decrease)/increase in cash, cash equivalents and restricted cash	(58,560)	(297,558)	31,424	4,556
Cash, cash equivalents and restricted cash at beginning of the period	580,904	522,344	224,786	32,591
Including:
Cash and cash equivalents at beginning of the year	102,755	377,160	217,901	31,593
Restricted cash at beginning of the year	382,695	137,220	1,468	213
Non-current restricted time deposits at beginning of the year	95,454	7,964	5,417	785
Cash, cash equivalents and restricted cash at end of the year	522,344	224,786	256,210	37,147
Including:
Cash and cash equivalents at end of the year	377,160	217,901	249,728	36,207
Restricted cash at end of the year	137,220	1,468	1,482	215
Non-current restricted time deposits at end of the year	7,964	5,417	5,000	725

As of December 31, 2022, we had RMB249.7 million (US$36.2 million) in cash and cash equivalents, of which HKD180.0 million (US$23.1 million) was denominated in Hong Kong dollars and held in banks in Hong Kong, RMB6.4 million (US$1.3 million) was denominated in Renminbi and held at banks in China, and US$11.8 million was denominated in U.S. dollars and held at banks located in or outside of China. As of the same date, RMB5.4 million (US$0.8 million) of our cash and cash equivalents was held by our variable interest entities. Our cash and cash equivalents consist of cash on hand and time deposits, held in deposit accounts with banks that are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

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

In December 2019, we acquired a controlling stake in Shenzhen Xinyuhao Technology Co., Ltd., or Shenzhen Xinyuhao, for a consideration of RMB200,000 and subsequently injected capital of RMB199.9 million. In the same month, Shenzhen Xinyuhao purchased financing receivables from an unrelated third party for RMB200.0 million, which Jimu Group provided an unconditional commitment to repurchase within six months. The financing receivables were long overdue loans from Jimu Group’s platform and recovery through collection is remote. In January 2020, Shenzhen Xinyuhao required Jimu Group to repurchase these financing receivables. However, Jimu Group failed to perform its commitment to repurchase the financing receivables. Since Jimu Group is insolvent and announced its exit from the online lending platform business in February 2020, we determined that these amounts are unrecoverable. As of December 31, 2022, we had RMB857.1 million in current amounts due from Jimu Group and nil in non-current amounts, and we made a provision of RMB857.1 million for the amount due from Jimu Group.

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

During 2022, we repaid RMB306,000 of convertible loan and proceeds another RMB19,000 from purchaser of convertible loan as of December 31, 2022. In December 2022, we entered into a loan agreement with a certain party to obtain a long-term loan of HKD300 million with annual interest rate of 7%, and all principal plus interest accrued due and payable upon September 30, 2025. In the first quarter of 2023, we have repaid RMB19,000 of convertible loan and proceeds another RMB5,000 from the purchaser of convertible loan. The remaining balance of convertible loan is RMB99,000 as of the issuance date of the consolidated financial statements. We have also repaid RMB232,202 of long-term loan and the remaining balance of long-term loan is RMB4,553 as of the issuance date of the consolidated financial statements.

The financing receivables that are recorded on our balance sheet in connection with most of our point-of-sale installment loans and some of our personal installment loans currently remain on our balance sheet until they are paid in full or written off. See “—Funding Sources and Credit Risk.” Consequently, access to capital is a potential constraint on the growth of our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain additional capital when desired, on favorable terms or at all.” Independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. To address the market challenges, in 2019, we had credit risk for a higher proportion of our funding than we did at the time of our initial public offering. Starting from 2020, aligned with our strategic shift of business focus towards providing digital-centric services, we have gradually reduced a significant portion of our technical services using a risk-sharing model, leading to lower credit risk (without taking into account the impact of COVID-19), and this trend continued in 2021 and 2022. As of December 31, 2022, we ceased providing guarantees through our variable interest entities for loans that we facilitated with any financial partners. We may require additional financing to continue to expand our operations.

We experienced net loss of RMB296,140, RMB108,820 and RMB196,557 for the years ended December 31, 2020, 2021 and 2022, and net cash used in operating activities of RMB32,182 and RMB10,518 for the years ended December 31, 2021 and 2022, respectively. As of December 31, 2022, we had net current liabilities of RMB136,791, including convertible loan of RMB113,000. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses for the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern.

We have obtained approval of certain lines of credit from third parties and is negotiating with the investor to convert the convertible loan into shares. Moreover, from January 1, 2022 onwards, we have taken measures to improve operating efficiency and implement cost reduction. Actions primarily include downsizing staff to cope with the decrease in business volume and revenue, standardizing our finance and operation policies, enhancing internal controls and creating a synergy of our resources. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements. Therefore, we may also decide to enhance our liquidity position or increase our cash reserve through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and
●	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was RMB10.5 million (US$1.5 million), as compared to a net loss of RMB196.6 million (US$28.5 million) adjusted by depreciation and amortization of RMB5.6 million (US$0.8 million), share-based compensation of RMB4.5 million (US$0.7 million), provision for doubtful accounts and credit losses of RMB35.3 million (US$5.1 million) and impairment loss on long-term investment of RMB86.6 million (US$12.6 million). The difference between our net loss and our net cash used in operating activities was primarily attributable to an increase of RMB3.3 million (US$0.5 million) in financing receivables and a decrease of RMB6.8 million (US$1.0 million) in financial guarantee liabilities; offset by a decrease of RMB19.4 million (US$2.8 million) in prepayments and other current assets, a decrease of RMB6.8 million (US$1.0 million) in financial guarantee assets, a decrease of RMB15.5 million (US$2.2 million) in accounts receivable, an increase of RMB4.2 million (US$0.6 million) in amounts due to related parties, an increase of RMB7.6 million (US$1.1 million) in tax payable and an increase of RMB4.4 million (US$0.6 million) in accrued expenses and other liabilities. Our amounts due to related parties mainly arose from collecting principal and interests from borrowers on behalf of Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.”

Net cash used in operating activities for the year ended December 31, 2021 was RMB32.2 million, as compared to a net loss of RMB108.8 million. The difference between our net loss and our net cash used in operating activities was primarily attributable to an increase of RMB19.0 million in amounts due to related parties, an increase of RMB12.4 million in depreciation and amortization, an increase of RMB11.3 million in accounts payable and a decrease of RMB10.5 million in accounts receivable, an increase of RMB7.0 million in accrued expenses and other liabilities, a decrease of RMB6.5 million in financial guarantee assets, RMB5.5 million in loss from disposal of a subsidiary, a decrease of RMB4.6 million in prepayments and other current assets, an increase of RMB3.9million in tax payable, an increase of RMB3.8 million in share-based compensation expenses, a decrease of RMB3.5 million in amounts due from related parties, RMB3.1 million in impairment loss of goodwill and intangible assets, partially offset by a reversal for doubtful accounts and credit losses of RMB7.3 million and an increase of RMB6.5 million of financial guarantee liabilities. Our amounts due to related parties mainly arose from collecting principal and interests from borrowers on behalf of Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.”

Net cash provided by operating activities for the year ended December 31, 2020 was RMB57.0 million, as compared to a net loss of RMB296.1 million. The difference between our net loss and our net cash provided by operating activities was primarily attributable to non-cash adjusting items including RMB69.4 million in impairment loss of goodwill and intangible assets, RMB15.9 million in impairment on equity-method investment, RMB51.0 million in provision for doubtful accounts, RMB46.9 million in deferred income tax and credit losses and RMB18.9 million in accretion of debt instrument, and an increase of RMB261.2 million in amounts due to related parties, a decrease of RMB83.8 million in financial guarantee assets and a decrease of RMB17.2 million in accounts receivable, partially offset by a decrease of RMB91.1 million in accrued expenses and other liabilities, a decrease of RMB81.7 million in financial guarantee liabilities, a decrease of RMB47.4 million in accounts payable, a decrease of RMB22.2 million in short-term and long-term funding debts and a decrease of RMB12.8 million in tax payable. Our amounts due to related parties mainly arose from collecting principal and interests from borrowers on behalf of Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.”

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2022 was RMB86.7 million (US$12.6 million), consisting primarily of RMB141.8 million (US$20.6 million) in collection of principal on financing receivables, RMB100.0 million (US$14.5 million) in cash return of prepayment of intent acquisition and RMB2.0 million (US$0.3 million) proceeds from long-term investment transaction, offset by RMB156.5 million (US$22.7 million) in financing receivables facilitated and RMB1.0 million (US$0.1 million) purchase of short-term investment. We record and collect significant volumes of financing receivables primarily in connection with the point-of-sale installment loans that we facilitate.

Net cash used in investing activities for the year ended December 31, 2021 was RMB119.5 million, consisting primarily of RMB306.8 million in collection of principal on financing receivables, offset by RMB326.6 million in financing receivables facilitated and RMB100.0 million in prepayment of intent acquisition. We record and collect significant volumes of financing receivables primarily in connection with the point-of-sale installment loans that we facilitate.

Net cash provided by investing activities for the year ended December 31, 2020 was RMB192.6 million, consisting primarily of RMB691.7 million in collection of principal on financing receivables and RMB40.0 million in collection of loan from Jimu Group, partially offset by RMB361.0 million in financing receivables facilitated, RMB97.8 million in purchase of property, equipment and software, RMB41.5 million in purchase of long-term investments and RMB40.0 million in loans provided to Jimu Group. We record and collect significant volumes of financing receivables primarily in connection with the point-of-sale installment loans that we facilitate.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2022 was RMB57.9 million (US$8.4 million), consisting primarily of RMB306.0 million (US$44.4 million) in repayment of convertible loan, partially offset by RMB229.1 million (US$33.2 million) loan received from third parties and RMB19.0 million (US$2.8 million) proceeds from issuance of convertible loans.

Net cash used in financing activities for the year ended December 31, 2021 was RMB132.3 million, consisting primarily of RMB130.0 million in repayment of borrowings.

Net cash used in financing activities for the year ended December 31, 2020 was RMB286.6 million, consisting primarily of RMB320.0 million in repayment of borrowings, RMB296.7 million in principal repayment on funding debts, RMB100.0 million in repayment of debt instrument and RMB20 million in repayment of notes payable, partially offset by RMB400.0 million in proceeds from issuance of convertible loan and RMB50.0 million in proceeds from borrowings.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property, equipment and software. Historically, the amount of our capital expenditures has been small. Our capital expenditures were RMB97.8 million in 2020, RMB0.2 million in 2021 and RMB35.5 thousand (US$5.1 thousand) in 2022. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Off-Balance Sheet Commitments and Arrangements

We historically have provided financial guarantees through our subsidiaries or variable interest entities for loans that we facilitated with certain financial partners. In 2018, the only such arrangements that were not recorded on our balance sheet were with Guotou Micro Lending Company, a wholly owned subsidiary of China National Investment and Guaranty Corporation. The purpose of these arrangements was to induce Guotou Micro Lending Company to provide funding for loans that we facilitated. The revenue we generated from the facilitation of loans funded by Guotou Micro Lending Company in 2020, 2021 and 2022 was RMB43.2 million, RMB2.1 million and RMB0.4 million (US$0.05 million), respectively, and release of financial guarantee liabilities in 2020, 2021 and 2022 was RMB38.8 million, RMB1.6 million and RMB0.03 million (US$0.004 million), respectively. Guotou Micro Lending Company provided approximately 13.2%, nil and nil of the total funding for the loans we facilitated in 2020, 2021 and 2022, respectively.

Starting in 2019, Jimu Group has required that we provide financial guarantees for the loans we facilitate that are funded through Jimu Box, the online consumer finance platform operated by Jimu Group. The guarantee only covers those loans that are not recorded on our balance sheet. Jimu Box used to be the single largest funding source for loans facilitated through our platform, but our dependence on Jimu has decreased since 2017 with the diversification of our funding sources. Jimu Box was the funding source for 4.0%, 0.2% and 0.3% of the outstanding loans as of December 31, 2020, 2021 and 2022, respectively. Funding from Jimu Box decreased significantly in 2019. Funding from Jimu Box has further decreased since Jimu Group announced its exit from the online lending platform business in February 2020. We did not have any further funding from Jimu Box since February 15, 2020.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

	Payment due by schedule
	Less than 1 year	1-3 years	More than 3 years	Total
Office rental	934,254	73,131	—	1,007,385

Operating lease agreements represent non-cancellable operating leases for our office premises and the facilities that contain our system hardware and remote backup system.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

C.  Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. For a detailed discussion of critical accounting estimates and related judgement of (i) Provision for credit losses; (ii) impairment on long-term investment; and (iii) Valuation allowance of deferred tax assets. See “—A. Operating results—Critical Accounting Policies and Estimates.”

Item 6.  Directors, Senior Management and Employees

A.  Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zexiong Huang*	37	Director, Chief Executive Officer and acting Chief Financial Officer
Jun Dong	46	Chairman of the Board of Directors
Chao Chen**	41	Director
Tixin Li	46	Director
Sen Lin***	46	Independent Director
Eun Jung Shin****	41	Independent Director
Xueping Ning	47	Independent Director

*       Mr. Victor Huike Li ceased to be our chief executive officer and acting chief financial officer on January 27, 2023. On the same day, Mr. Zexiong Huang was appointed as the Company’s chief executive officer and acting chief financial officer.

**    Mr. Zehua Shi ceased to be our director on January 27, 2023. Mr. Chao Chen was appointed as a director of the Board to fill in the vacancy created by Mr. Shi’s resignation on December 27, 2022.

***   Mr. Jimin Zhuo ceased to be our independent director on January 27, 2023. Mr. Sen Lin was appointed as a director of the Board to fill in the vacancy created by Mr. Zhuo’s resignation on December 27, 2022.

**** Mr. Yong Chen ceased to be our independent director on January 27, 2023. Ms. Eun Jung Shin was appointed as a director of the Board to fill in the vacancy created by Mr. Chen’s resignation on December 27, 2022.

Mr. Zexiong Huang has served as a director of the Board and the chief executive officer and acting chief financial officer of our company since January 2023. Mr. Huang has over ten years of experience in the financial industry as well as the financial services industry, specializing in SME financial services, financing and guarantee, consumer finance, real estate mortgage financing, microfinance, and other financial products. He has held various senior management positions in mainland China and Hong Kong and has gained comprehensive industry experience in the areas of consulting, business development, financial operations, and management. Mr. Huang was an executive director and the chief executive officer of JIMU GROUP LIMITED (8187.HK) from June 2020 to May 2022. He has been a consultant of Pintec’s digital SME business unit since 2021 and the executive vice president of the group since 2022. Mr. Huang holds a bachelor’s degree in economics from Yunnan University of Finance and Economics.

Mr. Jun Dong has served as a director of the Board since our inception and the chairman of the Board since September 2019. Mr. Dong served as our acting chief executive officer from September 2019 to August 2020. He has also served as the chairman of the board of Jimu Holdings Limited since its inception and as the chairman of the board of directors of Ever Smart International Holdings Limited since 2017. Mr. Dong has over 15 years of experience in the finance industry. Between 2005 and 2008, Mr. Dong served as investment manager with Bank Hapoalim in New York. Mr. Dong received his MBA degree from University of Connecticut in 2003 and his bachelor’s degree in tourism management from Yunnan University in 1999. He received his EMBA degree from China Europe International Business School in 2013. He holds Chief Financial Analyst Charter and Certified Management Accountants and Certified Financial Manage certifications.

Mr. Chao Chen has served as a director of the Board since January 2023. Mr. Chao Chen has 15 years of experience in financial services, specializing in customer relationship management, credit risk management and team operation management. He has held various senior management positions in mainland China and Hong Kong, including the credit manager and the branch manager of Zhong An Credit from October 2007 to March 2012, the deputy general manager of Shenzhen Qian Hai Golden Excellence Microfinance Management Company Limited from August 2013 to December 2014 and the executive director of JIMU GROUP LIMITED (8187.HK) from September 2020 to May 2021. He has been a consultant of Pintec’s digital SME business unit since 2021 and head of the SME business since 2022.

Mr. Tixin Li has served as a director of the Board since January 2022. Mr. Li has extensive experience in the finance sector. Mr. Li has served as the executive director for Yuanfeng (Shenzhen) Asset Management Company Limited since March 2017. From 2014 to 2017, Mr. Li served as a postdoctoral researcher for China Guangfa Bank. In addition, from 2004 to 2012, Mr. Li held several positions at the People’s Bank of China, Kunming central branch. Mr. Tixin Li received a Ph.D. degree in economics from Nanjing University in 2012, and a master’s degree in law from Yunnan University in 2004.

Mr. Sen Lin has served as an independent director of the Board and chairman of the audit committee of the Board since January 2023. Mr. Lin has over 20 years of accounting and auditing experience. He currently serves as the chief capital officer of AsiaLinq Investments. Since December 2021, Mr. Lin has served as an independent director of Metalpha Technology Holding Limited (Nasdaq: MATH), a company engaged in the development of a rewards-based crowdfunding platform. Since June 2021, Mr. Lin has served as an independent director of Shenzhen Jiang &Associates Creative Design Co., Ltd. (300668.SZ). From 2001 to 2006, Mr. Lin served as a manager of PricewaterhouseCoopers, and he became a certified public accountant in China in 2010. Mr. Lin received his bachelor’s degree in international business administration from Central University of Finance and Economics in 1998 and an EMBA degree from China Europe International Business School in 2011.

Ms. Eun Jung Shin has served as an independent director of the Board and a member of the audit committee of the Board since January 2023. Ms. Eun Jung Shin has over 20 years of management, operations and marketing experience. From November 2013 to March 2022, she served as a director at Jenax Inc, during which time she created a new business unit and managed the R&D, production, HR, marketing and sales departments, presented as a guest speaker at various conferences in many cities in Europe, USA, and Japan, and led external collaborations with global companies. From 2009 to 2011, she worked as a senior account manager at Fleishman-Hillard Korea, where she developed the communications platform as part of the core team of the G20 Business Summit Committee communications partners. She received her bachelor’s degree in International Relations and Political Science in 2005 from Tufts University and an MBA degree in 2009 from Yonsei University.

Ms. Xueping Ning has served as an independent director of the Board since January 2021. Ms. Ning has served as an associate professor and master students’ supervisor at the School of Accounting of Shanghai University of International Business and Economics since 2013. Ms. Ning has also served as a deputy director in the coordination branch of the Construction Office for Promoting Shanghai into a Science and Innovation Center since March 2020. From 2009 to 2013, Ms. Ning served as a lecturer and associate professor at the School of Finance of Shanghai Lixin University of Accounting and Finance. Ms. Ning received her Ph.D. in industrial economics from Xi’an Jiaotong University in 2009 and completed her postdoctoral research at Chinese Academy of Social Sciences in 2016.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	7
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.   Compensation

For the year ended December 31, 2022, we paid an aggregate of approximately RMB3.2 million (US$0.5 million) in cash and benefits to our executive officers. We paid our non-executive directors an aggregate of US$60,000 during the same period. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentives

2017 Share Incentive Plan

We adopted a share incentive plan in December 2017, which we refer to as our First Plan, to promote the success of our company and interests of our shareholders by providing a means through which we could grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of our shareholders generally. Under our First Plan, the maximum aggregate number of shares which may be issued pursuant to awards is 45,270,697. Options to purchase a total of 44,109,105 ordinary shares were granted under our First Plan, of which 2,731,925 remained outstanding as of March 31, 2023. Following the adoption of the Second Plan as described below, these grants were assumed under the Second Plan and are being administered pursuant to the Second Plan. We will no longer grant any awards under the terms of the First Plan.

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

2018 Share Incentive Plan

In July 2018, our shareholders and board of directors adopted another share incentive plan, which we refer to as our Second Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under our Second Plan is initially 2% of the total number of shares issued and outstanding immediately prior to the completion of our initial public offering, plus an annual increase on September 1 of each year during the ten-year term of our Second Plan commencing on September 1, 2019, by an amount equal to 2% of the total number of shares issued and outstanding on August 31 that year. As of March 31, 2023, options to purchase a total of 11,807,749 ordinary shares were granted and outstanding under our Second Plan, and options to purchase an additional 5,664,190 ordinary shares may still be granted under our Second Plan (including shares carried over from the First Plan).

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

The following table summarizes, as of March 31, 2023, the options issued under our share incentive plans to our directors, executive officers and other grantees.

Ordinary
Shares
	Underlying	Exercise
	Options	Price		Date of
Name	Awarded	($/Share)	Date of Grant	Expiration
Jun Dong	*	0.000125	July 1, 2018	July 1, 2028

All Directors and Executive Officers as a Group	*

*Less than 1% of our total outstanding shares.

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

Committees of the Board of Directors

We have established an audit committee and a compensation committee under the Board. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Sen Lin, Ms. Eun Jung Shin and Ms. Xueping Ning, and is chaired by Mr. Lin. Mr. Lin, Ms. Shin and Ms. Ning each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Lin qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm; and
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Sen Lin, Ms. Eun Jung Shin and Ms. Xueping Ning, and is chaired by Ms. Shin. Mr. Lin, Ms. Shin and Ms. Ning each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;
●	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and
●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

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

D.   Employees

As of December 31, 2022, we had 83 employees, which included 53 in Beijing, 22 in Sichuan, two in Shanghai, five in Jiangxi, and one in Melbourne, Australia. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

	As of December 31, 2022
		% of Total
	Number	Employees
Functions:
Research and development	14	16.9
Risk management	5	0.1
Business & Marketing Development	47	56.6
General and administrative	17	20.4
Total number of employees	83	100.0

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

E.   Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2023 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our shares.

The calculations in the table below are based on 558,178,618 ordinary shares outstanding as of March 31, 2023, comprising of (i) 507,239,098 Class A ordinary shares, and (ii) 50,939,520 Class B ordinary shares.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

% of
	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership	Power†
Directors and Executive Officers:*
Zexiong Huang	—	—	—	—	—
Jun Dong(1)	1,560,000	35,240,606	36,800,606	6.6	41.7
Wei Wei(2)	—	15,698,914	15,698,914	2.8	18.5
Tixin Li(3)	—	—	—	—	—
Chao Chen(4)	—	—	—	—	—
Eun Jung Shin(5)	—	—	—	—	—
Xueping Ning(6)	—	—	—	—	—
Sen Lin(7)	—	—	—	—	—
All directors and executive officers as a group	1,560,000	50,939,520	52,499,520	9.4	60.2
Principal Shareholders:
Otov Alfa Holding Limited(8)	320,036,576	—	320,036,576	36.4	20.1

					% of
	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership	Power†
Beansprouts Ltd.(10)	43,220,529	—	43,220,529	7.7	3.4
Flamel Enterprises Ltd.(1)	—	18,448,795	18,448,795	3.3	21.8
New Fortune Fund L.P.(11)	18,201,422	—	18,201,422	3.3	1.4
Ventech China II SICAR(12)	17,679,421	—	17,679,421	3.2	1.4
Xiaomi Ventures Limited(13)	16,956,487	—	16,956,487	3.0	1.3
Genius Hub Limited(1)		16,791,811	16,791,811	3.0	19.8
Wise Plus Limited(2)	—	15,698,914	15,698,914	2.8	18.5
Linkto Tech Limited(14)	98,000,000	—	98,000,000	17.6	7.7
Tadpole Investing Carnival Limited(15)	105,000,000	—	105,000,000	18.8	8.3

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

*

Except for Mr. Jun Dong, Mr. Chao Chen, Ms. Eun Jung Shin, Mr. Sen Lin and Ms. Xueping Ning, the business address for our directors and executive officers is 9/F Heng An Building, No. 17 East 3rd Ring Road, Chaoyang District, Beijing, the People’s Republic of China.

**	Less than 1% of our total outstanding shares.
(1)	Represents (i) 18,448,795 Class B ordinary shares directly held by Flamel Enterprises Ltd, (ii) 16,791,811 Class B ordinary shares directly held by Genius Hub Limited and (iii) 1,560,000 Class A ordinary shares that Mr. Dong has the right to acquire upon exercise of option. Mr. Jun Dong is the sole shareholder and the sole director of Flamel Enterprises Ltd. The registered office address of Flamel Enterprises Ltd. is Tortola Pier Park, Building 1, Second Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Genius Hub Limited is wholly owned and controlled by Coastal Hero Limited, a company incorporated under the laws of the British Virgin Islands. Coastal Hero Limited is controlled by Genesis Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Dong is the settlor of Genesis Trust, and Mr. Dong and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Dong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Genius Hub Limited in our company, and the options we granted to Mr. Dong to purchase 1,560,000 ordinary shares of our company.
(2)	Represents 15,698,914 Class B ordinary shares held by Mr. Wei Wei through Wise Plus Limited, a company incorporated under the laws of British Virgin Islands. The registered office address of Wise Plus Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Wise Plus Limited is wholly owned and controlled by Beyond Mountain Holdings Limited, a company established under the laws of the British Virgin Islands. Beyond Mountain Holdings Limited is controlled by Beyond Mountain Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Wei is the settlor of Beyond Mountain Trust, and Mr. Wei and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wei has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Wise Plus Limited in our company. Mr. Wei Wei ceased to be our director on January 26, 2022, but continues to be an employee of ours.
(3)	The business address of Mr. Tixin Li is 1215, Fuli Yingfeng building, No. 2, Huaqiang Road, Zhujiang New Town, Guangzhou, Guangdong, China. Mr. Li was appointed on January 28, 2022 as a new member of the Board of our company to fill in the vacancy created by Mr. Wei’s resignation.
(4)	The business address of Mr. Chao Chen is 3rd Floor, No. 11 Building, No. 109 Yard Tianjizhigu, Jinghai 3rd Street, BDA, Beijing, People’s Republic of China.
(5)	The business address of Ms. Eun Jung Shin is 101-2201, 91 Marine City, Ro Haeundae-gu, Busan, South Korea.
(6)	The business address of Ms. Xueping Ning is No.21 Lane 1118, Kangqiao Road, Pudong New Area, Shanghai, PRC.
(7)	The business address of Mr. Sen Lin is 9F, Block 3, Helen’s Garden Phase 3, Gongye 7 Road, Nanshan District, Shenzhen, Guangdong, China.
(8)	Represents up to 320,036,570 Class A ordinary shares upon full exercise of a warrant held by Otov Alfa Holdings Limited, pursuant to a warrant entered into between the Issuer and Otov Alfa Holdings Limited. As of the date of this annual report, Otov Alfa Holdings Limited has not exercised any part of the warrant and does not hold our ordinary shares of record.

(9)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 11, 2022. Represents (i) 1,084,986 Class A ordinary shares held by Mandra iBase Limited, a company incorporated under the laws of British Virgin Islands, 14,280,147 Class A ordinary shares in the form of 2,270,850 ADSs held by Mandra iBase Limited, and approximately 26,417,753 Class A ordinary shares which may be purchased by Mandra iBase Limited through the exercise of a warrant pursuant to a warrant agreement entered into between Mandra iBase Limited and us, (ii) 1 Class A ordinary share directly held by Woo Foong Hong Limited, and (iii) 2,818,907 Class A ordinary shares in the form of 402,701 ADSs held by Mandra Mirabilite Limited. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., and Woo Foong Hong Limited is 51% held by Beansprouts Ltd. Beansprouts Ltd. is owned by Bing How Mui and Song Yi Zhang, and each of them holds 50% of the issued and outstanding share capital of Beansprouts Ltd. The registered address of Mandra iBase Limited is 3rd Floor, J&C Building, P.O. Box 933, Road Town, Tortola, British Virgin Islands, VG1110.
(10)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on January 28, 2019. Represents 18,201,422 Class A ordinary shares directly held by New Fortune Fund L.P., a limited partnership established under the laws of the Cayman Islands. New Fortune Fund L.P. has one general partner and two limited partners. The general partner of New Fortune Fund L.P. is Costal Sunshine Limited, and the limited partners of New Fortune Fund L.P. are Startide Capital Holdings Limited and Allplay Legend Corporation. Pursuant to the constitutional documents of New Fortune Fund L.P., Startide Capital Holdings Limited has the power to direct New Fortune Fund L.P. with respect to the retention or disposal of, and the exercise of voting and other rights attached to, the shares held by New Fortune Fund L.P. Both Startide Capital Holdings Limited and Allplay Legend Corporation are both controlled by Sina Corporation, a Cayman Islands company listed on the Nasdaq Global Select Market. The registered address of New Fortune Fund L.P. is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.
(11)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on January 24, 2019. Represents 17,679,421 Class A ordinary shares held by Ventech China II SICAR, a company incorporated in Luxemburg. The registered address of Ventech China II SICAR is 47 Avenue John F. Kennedy, L-1855, Luxemburg.
(12)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 1, 2019. Represents 16,956,487 Class A ordinary shares directly held by Xiaomi Ventures Limited, a company incorporated under the laws of British Virgin Islands. Xiaomi Ventures Limited is beneficially owned and controlled by Xiaomi Corporation.
(13)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on March 16, 2023. Represents 98,000,000 Class A ordinary shares directly held by Linkto Tech Limited, a company incorporated under the laws of Hong Kong. Linkto Tech Limited is beneficially owned and controlled by YuanLan Gao.
(14)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on March 16, 2023. Represents 105,000,000 Class A ordinary shares directly held by Tadpole Investing Carnival Limited, a company incorporated under the laws of British Virgin Islands. Tadpole Investing Carnival Limited is beneficially owned and controlled by Yechen Gan.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to fifteen votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering.

To our knowledge, as of March 31, 2023, a total of 238,629,685 Class A ordinary shares, representing approximately 42.8% of our total outstanding ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the Depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Form F-3 Registration Rights. Holders of at least 20% of our registrable securities have the right to demand in writing to file a registration on Form F-3. We are not obligated to effect such registration if, among other things, (i) the anticipated aggregate offering price is less than US$20,000,000, or (ii) we have already effected a registration in the six month period preceding the date of the request. We may defer filing of a registration statement on Form F-3 no more than once during any 12-month period for up to 90 days if our board of directors determines in good faith that filing such registration statement will be materially detrimental to us and our shareholders.

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

We entered into two loan agreements with Jimu Group on July 19, 2019, to formally document the amounts due from Jimu Group that were attributable to the cash advances we made to Jimu Group outside of the ordinary course of business. The first loan agreement was denominated in U.S. dollars and had a principal amount of US$21.4 million. This U.S. dollar-denominated loan bears interest at an annual simple(non-compounding) rate of 3.5%. Jimu Group was required to repay the principal and interest amounts payable under the original loan agreement on a daily basis over the 215 days from July 1, 2019 through January 31, 2020.

The second loan agreement was denominated in Renminbi and had a principal amount of RMB294.9 million. This Renminbi- denominated loan bears interest at an annual simple(non-compounding)rate of 11%. The second supplement also allows the offset of loan principal against the guarantee deposit payable by us from July 2019 through January 2020, and provided for repayment on a monthly basis over the 24 months from February 2020 through January 2022.

As of December 31, 2019, the principal amount due under the U.S. dollar-denominated loan agreement was US$18.4 million, and the principal amount due under the Renminbi-denominated loan agreement was RMB154.6 million. As of December 31, 2019, we had RMB866.0 million in amounts due from Jimu Group, including the amounts due under these loans, as compared to RMB4.5 million in amounts due to Jimu Group. Jimu Group failed to repay the amount due under the U.S. dollar-denominated loan by the maturity date. Since Jimu Group became insolvent and announced its exit from the online lending platform business in February 2020 pursuant to relevant regulations, there are significant outstanding balances on its platform unpaid to investors that have priority over any other debts, including the balance due to us. We determined that it was not probable for the amounts due from Jimu Group to be collected or recovered. In 2019, we made a provision of RMB856.0 million for the amount due from Jimu Group. We made an additional provision of RMB7.8 million for the year ended December 31, 2020. We made reversal of provision of RMB6.7 million (US$1.1 million) for the year ended December 31, 2021. We made an additional provision of RMB1.6 million for the year ended December 31, 2022.

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

Collections on Behalf of Jimu Group

We have acted as a business counterparty with Jimu Group including loan borrower referrals and collection channel. For purpose of repayments to Jimu Box’s online platform lenders, the repayments from borrowers in connection with the remaining loans funded by Jimu Box has been collected through us and repaid to Jimu Box’s online lenders through custody bank account of Jimu Group. As the custody bank account of Jimu Group established for online lending platform business has been frozen following its insolvency and exit from online lending platform business in February 2020, in order to facilitate Jimu Box’s platform unwinding plan, we entered into an agreement with Jimu Group, under which we are obligated to transfer principal and interest collected from the borrowers to the party designed by Jimu Group for purpose of Jimu Box’s online borrowers repayment to lenders. In September 2020, we paid RMB100.0 million to the party designated by Jimu Group according to the agreement and plan to do so for all collected amount of related loans. As of December 31, we had RMB294.2 million due to Jimu Group.

Transactions with Jimu Group

Previously, both we and Jimu Group carried out our businesses under our predecessor, Jimu Holdings Limited, formerly known as Pintec Holdings Limited. The table below sets forth our transactions with Jimu Group for the periods indicated.

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
(i) Transactions recorded through statement of operations and comprehensive loss
- Cost and expenses allocated from the related party	3,712	221	65
- Service cost charged by the related party	23,052	1,574	75
- Collection service fees charged by Beijing Liangduo and Changsha Liangduo	32,176	12,746	—
- Interest income from loans to the related party	(31)	(30)	—
- Technical service fees charged to Shenzhen Xiaogang	—	4,451	9,935
(ii) Operating transactions
- Payment for guarantee deposit to the related party	(24,788)	—	—
- Share-based compensation awards to employees of the related party	3,471	2,736	1,967
- Collecting principal and interests from borrowers on behalf of the related party	363,342	23,586	4,089
- Repayment of collecting principle and interests from borrowers on behalf of the related party	(100,000)	—	—
(iii) Financing/Investing transactions
- Net cash advances from the related party	293	232	286
- Principal of loans provided to the related parties	(40,000)	—	—
- Principal of loans collected from the related party	40,000	—	—
- Proceeds from related parties as funding debt	—	472	—

As of December 31, 2020, RMB858.6 million (US$131.6 million) amounts due from Jimu Group and RMB266.0 million (US$40.8 million) due to Jimu Group, as of December 31, 2021, RMB846.3 million (US$132.8 million) million due from Jimu Group and RMB289.8 million (US$45.5 million) due to Jimu Group and as of December 31, 2022, RMB878.6 million (US$127.4 million) million due from Jimu Group and RMB294.2 million (US$42.7 million) due to Jimu Group. All amounts due from Jimu Group as of December 31, 2020, 2021 and 2022 were impaired since Jimu Group announced its insolvency exit from the online lending platform business pursuant to relevant regulations, and there are significant outstanding balances on its platform unpaid to investors, which have priority over any other debts, including the balance due to us. For the year ended December 31, 2022, the current amounts due from Jimu Group increased by RMB10.8 million (US$1.6 million), while the non-current amounts due from Jimu Group remained nil. We made an additional provision of RMB1.6 million (US$0.2 million) for the year ended December 31, 2022.

Transactions with Beijing Liangduo Science and Technology Co., Ltd and Changsha Liangduo Business Consulting Co., Ltd.

We invested in Beijing Liangduo Science and Technology Co. Ltd., or Beijing Liangduo, in May 2017 and hold an 18% equity interest in it. Beijing Liangduo holds 100% equity interests of Changsha Liangduo Business Consulting Co., Ltd., or Changsha Liangduo. As of December 31, 2019,2020 and 2021, we had RMB2.8 million, RMB5.1 million and RMB0.1 million (US$0.01 million), respectively, due to Beijing Liangduo and Changsha Liangduo related to outsourced collection service fees. For the years ended December 31,2019, 2020 and 2021, collection service fees charged by Beijing Liangduo and Changsha Liangduo were RMB61.5 million, RMB34.1 million, and RMB12.7 million (US$2.0 million), respectively. In 2021, we terminated the cooperation with Beijing Liangduo.

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

In August 2019, Shanghai Anquying entered into a loan agreement with Shanghai Mantu and other parties, pursuant to which Shanghai Mantu agreed to loan RMB100.0 million (US$14.3 million) to Shanghai Anquying for a term of one year at an annual interest rate of 8%. Ganzhou Aixin Micro Finance and Mr. Jun Dong, our director, agreed to guarantee Shanghai Anquying’s obligations under the loan agreement. In addition, Shanghai Anquying agreed to pledge its shares in Ganzhou Aixin Micro Finance as security for Shanghai Anquying’s obligations under the loan agreement. We also agreed to issue warrants to Mandra iBase Limited, a related party of Shanghai Mantu, exercisable within three years, to purchase certain ordinary shares of our company at an exercise price of US$0.5678 per Class A ordinary share, equal to a price per ADS of US$3.9746; as of December 31, 2021, Mandra iBase Limited still held warrants to purchase up to approximately 26,417,753 Class A ordinary shares of our company. As of December 2, 2020, Shanghai Anquying had fully discharged its obligations under the loan agreement, and the pledged shares had been released. As of the date of this annual report, the warrants held by Mandra iBase Limited has expired.

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

On May 13, 2022, we amended the ratio of our ADSs representing its Class A ordinary shares from one (1) ADS representing seven (7) Class A ordinary shares to one (1) ADS representing thirty-five (35) Class A ordinary shares. The change was automatically made on the books of the depositary and no physical action by ADS holders was required.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and issued when issued in our register of members. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
●	the date on which the name of any person was entered on the register as a member;
●	the date on which any person ceased to be a member; and
●	whether each category of shares held by a member carries voting rights under the articles of association of the company and, if so, whether such voting rights are conditional.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company entitled to vote, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

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

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	the ordinary shares transferred are free of any lien in favor of us;
●	any fee related to the transfer has been paid to us; and

●	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

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

Changes in Capital

Our authorised share capital is US$250,000 divided into 2,000,000,000 shares of a par value of US$0.000125 each, comprising of (i) 750,000,000 Class A Ordinary Shares of a par value of US$0.000125 each, (ii) 250,000,000 Class B Ordinary Shares of a par value of US$0.000125 each, and (iii) 1,000,000,000 shares of no specific class of a par value of US$0.000125 each.

Subject to our amended and restated memorandum and articles, all shares for the time being unissued shall be under the control of the directors who may, in their absolute discretion and without the approval of the shareholders, cause us to:

(a)	issue, allot and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;
(b)	grant rights over shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper; and
(c)	grant options with respect to shares and issue warrants or similar instruments with respect thereto.

The directors may authorise the division of shares into any number of classes and the different classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different classes (if any) may be fixed and determined by the directors or by an ordinary resolution of the shareholders. The directors may issue shares with such preferred or other rights, all or any of which may be greater than the rights of our ordinary shares, at such time and on such terms as they may think appropriate. The directors may issue from time to time, out of our authorised share capital (other than the authorised but unissued ordinary shares), series of preferred shares in their absolute discretion and without approval of the shareholder; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series.

Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not required to be open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value, negotiable shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made and who must, in addition, represent seventy-five percent in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Lawsuits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

●	an act which is illegal or ultra vires;
●	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and
●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

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

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the “de facto management body” as the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” Based on a review of the facts and circumstances, we do not believe that Pintec Technology Holdings Limited or any of our subsidiaries in the British Virgin Islands or Hong Kong should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law. If Pintec Technology Holdings Limited were to be considered a PRC resident enterprise, then PRC income tax at a rate of 10% would generally be applicable to any gain realized on the transfer of our ADSs or ordinary shares by investors that are“non-resident enterprises” of the PRC and to any interest or dividends payable by us to such investors. See “Item 3D. Key Information—Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

This discussion does not describe all of the U.S. federal income tax considerations that may be applicable to U.S. Holders in light of their particular circumstances or U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

●	banks, insurance companies and other financial institutions;
●	tax-exempt entities;
●	real estate investment trusts;
●	regulated investment companies;
●	dealers or traders in securities;
●	certain former citizens or residents of the United States;
●	persons that elect to mark their securities to market;
●	persons holding our ADSs or ordinary shares as part of a “straddle,” conversion or other integrated transaction;
●	persons that have a functional currency other than the U.S. dollar; and

●	persons that actually or constructively own 10% or more of our equity (by vote or value).

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Regulations to be treated as a “United States Person” within the meaning of the Code.

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

Passive Foreign Investment Company Considerations

Anon-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such taxable year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets.

In addition, anon-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements.

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

Individuals and certain other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs or ordinary shares, provided that certain conditions are satisfied, including that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of theU.S.-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period requirements are met. Our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and we believe that our ADSs should qualify as readily tradable, although there can be no assurances in this regard. Because we do not expect our ordinary shares will be listed on an established securities market, we do not expect that the dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for such reduced tax rates, unless we are deemed to be a PRC resident enterprise (as described above) and are eligible for the benefits of the Treaty. Assuming we are eligible for such benefits and the other requirements are met, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income. As discussed above under “—Passive Foreign Investment Company Considerations,” however, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2020. Accordingly, we do not expect that dividends paid on our ADSs or ordinary shares will meet the conditions required for such reduced tax rates.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns our ADSs or ordinary shares, and unless the U.S. Holder makes a “mark-to-market” election (as described below), such U.S. Holder will generally be subject to special tax rules that have a generally penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to such U.S. Holder (which generally means any distribution paid during a taxable year to such U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for our ADSs or ordinary shares) and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ADSs or ordinary shares;
●	amounts allocated to the current taxable year and any taxable years in each U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC will be taxable as ordinary income; and
●	amounts allocated to each of the other taxable years will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

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

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, ADSs or ordinary shares by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ADSs or ordinary shares within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS FormW-9.

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

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

We previously filed our registration statement on Form F-1(Registration No. 333-226188), as amended, including the prospectus contained therein, with the SEC to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed the registration statement on Form F-6(Registration No. 333-227764) with the SEC to register the ADSs.

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

J.   Annual Report to Security Holders

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

D.   American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon is the Depositary of our American Depositary Share (“ADS”) program. A holder of ADSs may have to pay certain fees to The Bank of New York Mellon, as depositary (the “Depositary”), and certain taxes, registration and transfer charges and fees and governmental charges and fees. the Depositary collects fees for delivery and surrender of ADSs directly from holders depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. Each ADS represents seven Class A ordinary shares (the “Shares”) deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the Depositary (the “Custodian”). or any other Deposit Securities held by them. On May 13, 2022, we amended the ratio of our ADSs representing its Class A ordinary shares from one (1) ADS representing seven (7) Class A ordinary shares to one (1) ADS representing thirty-five (35) Class A ordinary shares. The change was automatically made on the books of the depositary and no physical action by ADS holders was required. “Deposited Securities” as of any time shall mean Shares at such time deposited or deemed to be deposited under the Deposit Agreement, including without limitation, Shares that have not been successfully delivered upon surrender of the ADSs, and any other securities, cash or other property received by the Depositary or the Custodian in respect of the Deposited Securities and at that time held under the Deposit Agreement. the Depositary’s office is located at 240 Greenwich Street, New York, New York 10286.

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

Fees and Other Payments Made by the Depositary to Us

The Depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. the Depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the Depositary collects from investors. In 2022, we did not incur any expenses in connection with investor relationship program and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1(File No. 333-226188) for our initial public offering of 3,725,000 ADSs representing 26,075,000 of our Class A ordinary shares. Goldman Sachs (Asia) L.L.C., Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. were the representatives of the underwriters.

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

Item 15.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and acting chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e)under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b)under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and acting chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and acting chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022.

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

Internal Control over Financial Reporting

Prior to our initial public offering in October 2018, we were a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

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

We have implemented and plan to implement a number of measures to address this material weakness:

●	we hired a consulting firm with U.S. GAAP experience to strengthen our financial reporting function;
●	we are in the process of establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues, and we added additional professionals for our financial reporting team in 2019; and
●	we are continuing to further expedite and streamline our reporting process and develop our U.S. GAAP and SEC reporting process to allow early detection, prevention and resolution of potential financial reporting and U.S. GAAP issues, and have established an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements.

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

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

Item 16A.   Audit Committee Financial Expert

Our board of directors has determined that Mr. Sen Lin, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B.  Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in July 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.pintec.com.

Item 16C.  Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), our principal external auditors, for the periods indicated.

	For the year ended
	December 31,
	2020	2021	2022

	(in US$thousands)
Audit fees(1)	650	450	400
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	105	—	—
(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.
(2)	“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed for permissible services to review and comment on the design of internal control over financial reporting rendered by our principal auditors.

(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in footnotes (1) through (3).

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by Marcum Asia CPAs LLP, including audit services, tax services and other services as described above.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2019, our board of directors approved a share repurchase program under which we may purchase up to US$10 million worth of our Class A ordinary shares in the form of ADSs over the 12 months following December 2019. However, the outbreak of COVID-19 followed shortly after the approval of the share repurchase program. As a result, to ensure that we can overcome the related market challenges in the near term and maintain a healthy cash position, we have not repurchased any of our ADSs as of the date of this annual report. The share repurchase program is no longer effective. We will continue to monitor the market. We may initiate another share repurchase program in 2023 when appropriate.

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

1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

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

4.6

English translation of Equity Pledge Agreement among Sky City (Beijing) Technology Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) and shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated December 13, 2017 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.7

English translation of the Power of Attorney of the shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated December 13, 2017 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.8

English translation of Exclusive Business Cooperation Agreement between Pintec (Beijing) Technology Co., Ltd. and Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021 (incorporated herein by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.9

English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021 (incorporated herein by reference to Exhibit 4.9 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.10

English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021 (incorporated herein by reference to Exhibit 4.10 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.11

English translation of the Power of Attorney by Xin Sun, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021 (incorporated herein by reference to Exhibit 4.11 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.12

English translation of the Power of Attorney by Wei Wei, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated January 21, 2021 (incorporated herein by reference to Exhibit 4.12 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.13

English translation of the Letter of Spousal Consent issued by the spouse of Xin Sun, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd., dated January 21, 2021 (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.14

English translation of the Letter of Spousal Consent issued by the spouse of Wei Wei, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd., dated January 21, 2021 (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.15

English translation of Exclusive Business Cooperation Agreement between Pintec (Beijing) Technology Co., Ltd. and Beijing Hongdian Fund Distributor Co., Ltd. dated December 13, 2017 (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.16

English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.35 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

Exhibit Number	Description of Document

4.17

English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.36 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.18

English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.19

English translation of the Power of Attorney by Beijing Xinshun Dingye Technology Co., Ltd., a shareholder of Beijing Hongdian Fund Distributor Co., Ltd. dated January 23, 2019. (incorporated herein by reference to Exhibit 4.38 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.20

English translation of Exclusive Option Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated January 30, 2019 (incorporated herein by reference to Exhibit 4.40 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.21

English translation of Equity Pledge Agreement among Pintec (Beijing) Technology Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated January 30, 2019 (incorporated herein by reference to Exhibit 4.41 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.22

English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated January 30, 2019 (incorporated herein by reference to Exhibit 4.42 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.23

English translation of the Power of Attorney by Yudong Zheng, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated January 30, 2019 (incorporated herein by reference to Exhibit 4.43 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on July 30, 2019)

4.24

English translation of the Termination Agreement by and among Pintec (Beijing) Technology Co., Ltd., Wei Wei, Xiaomei Peng, and Xuanji Intelligence (Beijing) Technology Co., Ltd. dated April 30, 2020 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.25

English translation of the Equity Interest Transfer Agreement between Xiaomei Peng and Yang Liu dated April 30, 2020 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.26

English translation of the Equity Interest Transfer Agreement between Wei Wei and Yang Liu dated April 30, 2020 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.27

English translation of the Equity Interest Transfer Agreement between Wei Wei and Shenzhen Xiaogang Technology Co., Ltd. dated April 30, 2020 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.28

English translation of the Concerted Action Agreement between Yang Liu and Shenzhen Xiaogang Technology Co., Ltd. dated April 30, 2020 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

Exhibit Number	Description of Document

4.29

English translation of the Intellectual Property License Agreement by and among Shanghai Anquying Technology Co., Ltd., Ganzhou Aixin Network Micro Finance Co., Ltd., Qilehui Credit Information Co., Ltd., Ganzhou Dumiao Intelligence Technology Co., Ltd., Myfin Insurance Broker Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd., Pintec (Beijing) Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd. and Xuanji Intelligence (Beijing) Technology Co., Ltd. dated April 30, 2020 (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.30

English translation of the Supplementary Agreement by and among Yang Liu, Wei Wei, Shenzhen Xiaogang Technology Co., Ltd. and Xuanji Intelligence (Beijing) Technology Co., Ltd. dated June 1, 2020 (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.31

English translation of “Jiequhua” Business Cooperation Agreement by and among Tianjin Quna Internet Finance Information Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated April 3, 2018 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.32

English translation of “Naquhua” Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated December 25, 2017 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.33

English translation of Supplemental Agreement (I) to Naquhua Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated February 2, 2018 (incorporated by reference to Exhibit 10.22 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.34

English translation of Supplemental Agreement (DI) to Naquhua Business Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Xi’an Quxie Financial Services Co., Ltd. dated May 1, 2018 (incorporated by reference to Exhibit 10.23 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.35

Lerong Cooperation Agreement by and among Shanghai Anquying Technology Co., Ltd. and Beijing Lerong Duoyuan Information Technology Co., Ltd. dated August 30, 2016 (incorporated by reference to Exhibit 10.24 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.36

Master Transaction Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.25 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.37

Restructuring Agreement by and among Pintec Holdings Limited and Shareholders, dated December 1, 2017 (incorporated by reference to Exhibit 10.26 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.38

Cooperation Framework Agreement by and between Pintec Technology Holdings Limited and Pintec Holdings Limited, dated December 1, 2017 (incorporated by reference to Exhibit 10.27 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

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

4.60	English translation of Partnership Agreement entered into between Yinchuan Xingyin Investment Fund Partnership (Limited Partnership) and Pintec (Ganzhou) Technology Co., Ltd. dated October 21, 2019

Exhibit Number	Description of Document

(incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.61

English translation of Share Transfer Agreement entered into between Pintec (Ganzhou) Technology Co., Ltd. and Pintec (Yinchuan) Technology Co., Ltd. dated November 20, 2019 (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.62

English translation of Capital Increase Agreement entered into among Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership), Pintec (Yinchuan) Technology Co., Ltd. and Pintec (Ganzhou) Technology Co., Ltd. dated November 20, 2019 (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.63

English translation of Supplementary Agreement to Information Service Cooperation Agreement entered into among the Beijing LeRong Duoyuan Information Technology Co., Ltd., Lerong Duoyuan (Beijing) Technology Co., Ltd. and Shanghai Anquying Technology Co., Ltd. dated December 2019 (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on June 29, 2020)

4.64

English translation of Equity Interest Transfer Agreement by and among Pintec (Yinchuan) Technology Co., Ltd., Ningxia Fengyin Enterprise Management Consulting LLP and Yinchuan Chuanxi Technology Co., Ltd. dated October 22, 2020. (incorporated herein by reference to Exhibit 4.64 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.65

English translation of the Supplementary Agreement I by and among Yinchuan Chuanxi Technology Co., Ltd., Ningxia Fengyin Enterprise Management Consulting LLP and Pintec (Yinchuan) Technology Co., Ltd. dated October 22, 2020. (incorporated herein by reference to Exhibit 4.65 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.66

English translation of the Supplementary Agreement II by and among Yinchuan Chuanxi Technology Co., Ltd., Ningxia Fengyin Enterprise Management Consulting LLP and Pintec (Yinchuan) Technology Co., Ltd. dated October 22, 2020. (incorporated herein by reference to Exhibit 4.66 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.67

English translation of the Title Transfer Contract by and between Ningxia Gaoxin Software and Animation Development Co., Ltd. and Pintec (Yinchuan) Technology Co., Ltd. dated December 14, 2020. (incorporated herein by reference to Exhibit 4.67 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.68

English translation of the Supplementary Agreement to the Title Transfer Contract by and between Ningxia Gaoxin Software and Animation Development Co., Ltd. and Pintec (Yinchuan) Technology Co., Ltd. dated December 14, 2020. (incorporated herein by reference to Exhibit 4.68 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.69	Warrant to Purchase Class A Ordinary Shares dated October 16, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed with the SEC on April 7, 2021)

4.70

Share Purchase Agreement by and among Sky City Holdings Limited (BVI), Pinte Technology Holdings Limited, Hzone Holdings Limited, Riche Bright Securities Limited dated April 9, 2021 (incorporated herein by reference to Exhibit 4.70 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.71

English translation of Equity Transfer Agreement by and among Sky City (Beijing) Technology Co., Ltd., Jing Shi, Yingzi Peng and Shenzhen Jishengtai Technology Co. Ltd. dated April 12, 2021 (incorporated

Exhibit Number	Description of Document

herein by reference to Exhibit 4.71 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.72

English translation of Capital Increase Agreement by and among Beijing Xiao Benniao Information Technology Co., Ltd., Xu Danxia, Zheng Yu, Liu Feng, Shi Haonan, Lv Yin and Sky City (Beijing) Technology Co., Ltd. dated August 16, 2021 (incorporated herein by reference to Exhibit 4.72 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.73

English translation of Shareholders’ Agreement by and among Beijing Xiao Benniao Information Technology Co., Ltd., Xu Danxia, Zheng Yu, Liu Feng, Shi Haonan, Lv Yin and Sky City (Beijing) Technology Co., Ltd. dated August 16, 2021 (incorporated herein by reference to Exhibit 4.73 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.74

English translation of Cooperation Agreement by and among Pintec Technology Holdings Limited, NCA DEVELOPMENT UNIT TRUST and FT Synergy Pte. Ltd. dated September 27, 2021 (incorporated herein by reference to Exhibit 4.74 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.75

English translation of Investment Termination Agreement by and among Beijing Xiao Benniao Information Technology Co., Ltd., Xu Danxia, Zheng Yu and Sky City (Beijing) Technology Co., Ltd. dated December 28, 2021 (incorporated herein by reference to Exhibit 4.75 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.76

English translation of Equity Transfer Agreement by and among Peng Jun, Tang Mei and Sky City (Beijing) Technology Co., Ltd. dated January 10, 2022 (incorporated herein by reference to Exhibit 4.76 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

10.1*	Form of Equity Transfer Agreement between Pintec Technology Holdings Limited, TMRW Management Pty Ltd as trustee for the TMRW Investment Trust and Pintec Australia Pty Ltd dated May 31, 2022

10.2	Form of Shares Purchase Agreement between Pintec Technology Holdings Limited and certain investors (incorporated by reference to Exhibit 99.2 to our Form 6-K filed with the SEC on March 17, 2023)

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Ofificer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Shihui Partners

15.2*	Consent of Travers Thorp Alberga

15.3*	Consent of Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), Independent Registered Public Accounting Firm

Exhibit Number	Description of Document

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pintec Technology Holdings Limited

By:	/s/ Zexiong Huang
Name:	Zexiong Huang
Title:	Chief Executive Officer

Date: May 12, 2023

Pintec Technology Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Pintec Technology Holdings Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pintec Technology Holdings Limited (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations and comprehensive loss, changes in equity/(deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1(e), the Company has incurred significant recurring losses and negative cash flows from operating activities, and there were significant net current liability balance as of December 31, 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(e). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2019.

New York, NY

May 12, 2023

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(RMB and US$ in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$Note 2 (f)
ASSETS
Current assets:
Cash and cash equivalents	217,901	249,728	36,207
Restricted cash	1,468	1,482	215
Short-term investment	—	1,001	145
Short-term financing receivables, net	97,200	87,087	12,626
Short-term financial guarantee assets, net	12,947	6,480	940
Accounts receivable, net	36,854	18,627	2,701
Prepayments and other current assets, net	155,087	22,628	3,280
Amounts due from related parties, net	5,455	2,161	313
Total current assets	526,912	389,194	56,427
Non-current assets:
Non-current restricted cash	5,417	5,000	725
Long-term financing receivables, net	571	—	—
Long-term financial guarantee assets, net	184	—	—
Long-term investments	122,572	35,000	5,075
Property, equipment and software, net	95,695	89,795	13,019
Intangible assets, net	9,882	9,882	1,433
Total non-current assets	234,321	139,677	20,252
TOTAL ASSETS	761,233	528,871	76,679
LIABILITIES
Current liabilities:
Short-term funding debts (including amounts of the consolidated VIEs of RMB30 and nil, respectively)	30	—	—
Convertible loan, current (including amounts of consolidated VIEs of nil and nil, respectively)	—	113,000	16,383
Accounts payable (including amounts of the consolidated VIEs of RMB20,443 and RMB19,288, respectively)	21,400	22,684	3,289
Amounts due to related parties, current (including amounts of the consolidated VIEs of RMB289,936 and RMB294,590 respectively)	289,936	294,634	42,718
Tax payable (including amounts of consolidated VIEs of RMB26,402 and RMB32,781, respectively)	30,901	36,476	5,289
Financial guarantee liabilities (including amounts of consolidated VIEs of RMB13,736 and RMB6,914, respectively)	13,736	6,914	1,002
Accrued expenses and other liabilities (including amounts of consolidated VIEs of RMB23,690 and RMB24,803, respectively)	48,963	52,277	7,579
Total current liabilities	404,966	525,985	76,260
Non-current liabilities:
Convertible loan, non-current (including amounts of consolidated VIEs of nil and nil, respectively)	400,000	—	—
Deferred tax liabilities (including amounts of consolidated VIEs of nil and nil, respectively)	1,493	2,470	358
Long-term loan (including amounts of consolidated VIEs of nil and nil, respectively)	—	236,755	34,326
Other non-current liabilities (including amounts of consolidated VIEs of RMB210 and nil, respectively)	19,331	10,798	1,566
Amounts due to related parties, non-current (including amounts of consolidated VIEs of nil and nil, respectively)	472	—	—
Total non-current liabilities	421,296	250,023	36,250
TOTAL LIABILITIES	826,262	776,008	112,510
Commitments and contingencies (Note 21)
DEFICIT
Class A Ordinary Shares (US$ 0.000125 par value per share; 348,217,505 shares authorized as of December 31, 2021 and 2022; 249,085,237 and 249,232,020 shares outstanding as of December 31, 2021 and 2022, respectively)	233	233	34
Class B Ordinary Shares (US$ 0.000125 par value per share; 51,782,495 shares authorized as of December 31, 2021 and 2022; 50,939,520 shares outstanding as of December 31, 2021 and 2022)	42	42	6
Additional paid-in capital	1,992,321	1,998,822	289,802
Statutory reserves	31,279	31,995	4,639
Accumulated other comprehensive income	9,120	15,685	2,274
Accumulated deficit	(2,257,924)	(2,448,823)	(355,046)
Total shareholders’ deficit	(224,929)	(402,046)	(58,291)
Non-controlling interests	159,900	154,909	22,460
TOTAL DEFICIT	(65,029)	(247,137)	(35,831)
TOTAL LIABILITIES AND DEFICIT	761,233	528,871	76,679

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(RMB and US$ in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$Note 2 (f)
Revenues:
Technical service fees	330,665	115,272	51,571	7,477
Installment service fees	42,707	16,949	14,143	2,051
Wealth management service fees and others	4,892	41,019	8,854	1,284
Total revenues	378,264	173,240	74,568	10,812
Cost of revenues:
Funding cost	(16,525)	(583)	(22)	(3)
( Provision )/Reversal for credit losses	(45,090)	1,934	(22,382)	(3,245)
Origination and servicing cost	(100,760)	(94,186)	(41,291)	(5,987)
( Cost on )/Recover of guarantee	(100,347)	4,689	1,082	157
Service cost charged by Jimu Group-related party	(23,052)	(1,574)	(75)	(11)
Cost of revenues	(285,774)	(89,720)	(62,688)	(9,089)
Gross profit	92,490	83,520	11,880	1,723
Operating expenses:
Sales and marketing expenses	(44,697)	(40,936)	(27,154)	(3,937)
General and administrative expenses	(147,753)	(88,111)	(50,298)	(7,293)
Research and development expenses	(37,521)	(22,714)	(15,960)	(2,314)
Impairment loss of goodwill and intangible assets	(69,358)	(3,096)	—	—
Total operating expenses	(299,329)	(154,857)	(93,412)	(13,544)
Operating loss	(206,839)	(71,337)	(81,532)	(11,821)
Loss from equity method investments	(11,523)	—	—	—
Loss from disposal of a subsidiary	—	(5,498)	(2,176)	(315)
Impairment loss of long-term investments	(15,908)	—	(86,600)	(12,556)
Interest expenses, net	(34,332)	(32,453)	(24,138)	(3,500)
Other income, net	21,658	7,340	411	60
Loss before income tax expense	(246,944)	(101,948)	(194,035)	(28,132)
Income tax expense	(49,196)	(6,872)	(2,522)	(366)
Net loss	(296,140)	(108,820)	(196,557)	(28,498)
Net loss attributable to non-controlling interest	(2,205)	(7,091)	(6,374)	(924)
Net loss attributable to Pintec Technology Holdings Limited shareholders	(293,935)	(101,729)	(190,183)	(27,574)
Other comprehensive (loss)/income:
Fair value change in available for sale investment	(421)	(91)	—	—
Foreign currency translation adjustments, net of nil tax	(22,556)	(10,702)	6,565	952
Total other comprehensive (loss)/income	(22,977)	(10,793)	6,565	952
Total comprehensive loss	(319,117)	(119,613)	(189,992)	(27,546)
Total comprehensive loss attributable to non-controlling interest	(2,205)	(7,091)	(6,374)	(924)
Total comprehensive loss attributable to Pintec Technology Holdings Limited shareholders	(316,912)	(112,522)	(183,618)	(26,622)
Loss per ordinary share
Basic and diluted	(0.99)	(0.34)	(0.63)	(0.09)
Weighted average number of ordinary shares outstanding
Basic and diluted	297,334,389	299,714,670	300,112,189	300,112,189
Share-based compensation expenses included in
Cost of revenues	18	(13)	67	10
Sales and marketing expenses	3,182	354	—	—
General and administrative expenses	7,054	2,370	1,952	283
Research and development expenses	1,644	1,082	2,515	365

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)

(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

							Accumulated
						Additional	Other			Total
	Class A Ordinary Shares		Class B Ordinary Shares		Statutory	Paid-in	Comprehensive	Accumulated	Non-controlling	Equity/
	Share	Amount	Share	Amount	Reserve	Capital	Income	Deficit	Interest	(Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2019	244,499,207	212	50,939,520	42	29,659	1,977,365	42,890	(1,860,640)	169,192	358,720
Exercise of options	3,353,789	20	—	—	—	—	—	—	—	20
Share-based awards to employee of the Group	—	—	—	—	—	11,898	—	—	—	11,898
Share-based awards to employee of Jimu Group	—	—	—	—	—	(3,471)	—	—	—	(3,471)
Net loss	—	—	—	—	—	—	—	(293,935)	(2,205)	(296,140)
Appropriation to statutory reserve	—	—	—	—	1,104	—	—	(1,104)	—	—
Fair value change in available for sale investment	—	—	—	—	—	—	(421)	—	—	(421)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	(22,556)	—	—	(22,556)
As of December 31, 2020	247,852,996	232	50,939,520	42	30,763	1,985,792	19,913	(2,155,679)	166,987	48,050
Exercise of options	1,232,241	1	—	—	—	—	—	—	—	1
Non-controlling interests’ contribution	—	—	—	—	—	—	—	—	4	4
Share-based awards to employee of the Group	—	—	—	—	—	3,793	—	—	—	3,793
Share-based awards to employee of Jimu Group	—	—	—	—	—	2,736	—	—	—	2,736
Net loss	—	—	—	—	—	—	—	(101,729)	(7,091)	(108,820)
Appropriation to statutory reserve	—	—	—	—	516	—	—	(516)	—	—
Fair value change in available for sale investment	—	—	—	—	—	—	(91)	—	—	(91)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	(10,702)	—	—	(10,702)
As of December 31, 2021	249,085,237	233	50,939,520	42	31,279	1,992,321	9,120	(2,257,924)	159,900	(65,029)
Exercise of options	146,783	—	—	—	—	—	—	—	—	—
Share-based awards to employee of the Group	—	—	—	—	—	4,534	—	—	—	4,534
Share-based awards to employee of Jimu Group	—	—	—	—	—	1,967	—	—	—	1,967
Net loss	—	—	—	—	—	—	—	(190,183)	(6,374)	(196,557)
Appropriation to statutory reserve	—	—	—	—	716	—	—	(716)	—	—
Disposal of Pintec Australia Pty Ltd and its subsidiaries	—	—	—	—	—	—	—	—	1,383	1,383
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	6,565	—	—	6,565
As of December 31, 2022	249,232,020	233	50,939,520	42	31,995	1,998,822	15,685	(2,448,823)	154,909	(247,137)

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$Note 2 (f)
Cash flows from operating activities:
Net loss	(296,140)	(108,820)	(196,557)	(28,498)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	15,225	12,356	5,564	807
Share-based compensation expenses	11,898	3,793	4,534	657
Provision/(reversal) for doubtful accounts and credit losses	50,965	(7,276)	35,342	5,124
Impairment loss on long-term investment	15,908	—	86,600	12,556
Impairment loss of goodwill and intangible assets	69,358	3,096	—	—
Loss from disposal of subsidiaries	—	5,498	2,176	315
Loss from disposal of property, equipment and software	—	—	362	52
Loss from equity-method investments	11,523	—	—	—
Recovery from long-term investments	—	—	(2,020)	(293)
Accretion of debt instrument	18,947	—	—	—
Deferred income tax	46,915	1,845	977	142
Change in the fair value of contingent consideration payable from acquisition of Infrarisk	985	—	—	—
Changes in operating assets and liabilities:
Short-term and long-term financing receivables	108	(2,415)	(3,330)	(483)
Short-term and long-term financial guarantee assets	83,806	6,523	6,822	989
Accounts receivable	17,162	10,473	15,452	2,240
Amounts due from related parties, net	(8,076)	3,486	2,795	405
Prepayments and other current assets	12,299	4,636	19,423	2,816
Short-term and long-term funding debts	(22,210)	—	—	—
Accounts payable	(47,362)	11,281	1,949	283
Amounts due to related parties	261,229	18,989	4,226	613
Tax payable	(12,755)	3,859	7,564	1,097
Financial guarantee liabilities	(81,673)	(6,523)	(6,822)	(989)
Accrued expenses and other liabilities	(91,149)	7,017	4,425	642
Net cash provided by/(used in) operating activities	56,963	(32,182)	(10,518)	(1,525)
Cash flows from investing activities:
Purchase of property, equipment and software	(97,801)	(177)	(36)	(5)
Proceeds from disposal of property, equipment and software	924	1,964	—	—
Purchase of short-term investment	—	—	(1,001)	(145)
Financing receivables facilitated	(360,984)	(326,637)	(156,477)	(22,687)
Collection of principal on financing receivables	691,655	306,835	141,780	20,556
Net cash advances to Jimu Group	293	232	286	41
Loans provided to Jimu Group	(40,000)	—	—	—
Collection of loan from Jimu Group	40,000	—	—	—
Cash acquired due to acquisition of Qilehui (Note 4)	26	—	—	—
Purchase of long-term investments	(41,494)	—	—	—
Prepayment of intent acquisition (Note 7)	—	(100,000)	—	—
Cash return for prepayment of intent acquisition	—	—	100,000	14,499
Net cash (outflow)/inflow from disposal of subsidiaries	—	(1,681)	118	17
Proceeds from long-term investment transaction	—	—	2,020	293
Net cash provided by/(used in) investing activities	192,619	(119,464)	86,690	12,569
Cash flows from financing activities:
Proceeds from short-term and long-term borrowings	50,000	—	—	—
Repayment of short-term and long-term borrowings	(320,000)	(130,000)	—	—
Loan received from third parties	—	—	229,138	33,222
Proceeds from related parties as funding debts	—	472	—	—
Principal repayments on funding debts	(296,659)	(2,811)	(30)	(4)
Proceeds from issuance of convertible loans	400,000	—	19,000	2,755
Repayment of convertible loans	(100,000)	—	(306,000)	(44,366)
Proceeds from exercise of options	20	1	—	—
Proceeds from capital injection by non-controlling shareholders	—	4	—	—
Repayment of notes payable	(20,000)	—	—	—
Net cash used in financing activities	(286,639)	(132,334)	(57,892)	(8,393)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(21,503)	(13,578)	13,144	1,905
Net (decrease)/increase in cash, cash equivalents and restricted cash	(58,560)	(297,558)	31,424	4,556
Cash, cash equivalents and restricted cash at beginning of the year	580,904	522,344	224,786	32,591
Including:
Cash and cash equivalents at beginning of the year	102,755	377,160	217,901	31,593
Restricted cash at beginning of the year	382,695	137,220	1,468	213
Non-current restricted time deposits at beginning of the year	95,454	7,964	5,417	785
Cash, cash equivalents and restricted cash at end of the year	522,344	224,786	256,210	37,147
Including:
Cash and cash equivalents at end of the year	377,160	217,901	249,728	36,207
Restricted cash at end of the year	137,220	1,468	1,482	215
Non-current restricted time deposits at end of the year	7,964	5,417	5,000	725
Supplemental disclosure of cash flow information:
Cash paid for interest and funding cost	49,473	36,654	14,584	2,114
Cash paid for income tax expense	6,455	1,097	1,445	210

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

As of December 31, 2022, the Company’s principal subsidiaries, consolidated VIEs and subsidiaries of VIEs (collectively the “Group”) are as follows.

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

1.Organization and principal activities (Continued)

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

1.Organization and principal activities (Continued)

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

1.Organization and principal activities (Continued)

(d)	Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could, among others:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict its operations;
●	restrict the Group’s right to collect revenues;
●	block the Group’s websites;
●	require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.Organization and principal activities (Continued)

The following consolidated financial information of the Group’s VIEs after the elimination of inter-company transactions and balances as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 were included in the Group’s consolidated financial statements as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Total assets	307,249	170,829
Total liabilities	374,447	378,376

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Total net revenues	352,604	147,883	51,536
Net (loss)/income	(111,765)	40,717	(74,607)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash provided by operating activities	128,547	82,587	39,132
Net cash provided by/(used in) investing activities	289,956	(19,956)	(15,446)
Net cash used in financing activities	(666,659)	(132,810)	(30)

In accordance with the contractual arrangements, the relevant PRC subsidiaries have the power to direct activities of the Group’s VIEs and VIEs’ subsidiaries, and can transfer assets out of the Group’s VIEs and VIEs’ subsidiaries. No assets of the VIEs and VIEs’ subsidiaries are collateral for the VIEs’ obligations and all assets can only be used to settle the VIEs’ obligations, and the equity interest in Ganzhou Micro Finance was pledged as security for Pintec Yinchuan’s obligations under the equity transfer agreements with Ningxia Feng Yin Enterprise Management Consulting LLP. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Group in the form of loans and advances or cash dividends. As the VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group for the liabilities of the VIEs and the VIEs’ subsidiaries.

Currently there is no contractual arrangement that could require the relevant PRC subsidiaries or the Group to provide additional financial support to the Group’s VIEs and VIEs’ subsidiaries. As the Group is conducting certain businesses in the PRC through the VIEs and VIEs’ subsidiaries, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. The COVID-19 pandemic lasted for the past three years had a material adverse impact on the Company’s financial position and results of its operation. As the government declared to treat COVID-19 as Category B disease and dropped all quarantines and travel restrictions in December, 2022, the adverse impact of pandemic is expected to materially reduce in the future but uncertainty of such changes is unpredictable pending on the further development of the pandemic. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(e)Going Concern

The Group experienced net loss of RMB296,140, RMB108,820 and RMB196,557 for the years ended December 31, 2020, 2021 and 2022, and net cash used in operating activities of RMB32,182 and RMB10,518 for the years ended December 31, 2021 and 2022, respectively. As of December 31, 2022, the Company had net current liabilities of RMB136,791, including convertible loan of RMB113,000. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.Organization and principal activities (Continued)

The Group has obtained approval of certain lines of credit from third parties and is negotiating with the investor to convert the convertible loan into shares. Moreover, from January 1, 2022 onwards, the Group has taken measures to improve operating efficiency and implement cost reduction. Actions primarily include downsizing staff to cope with the decrease in business volume and revenue, standardizing the Group’s finance and operation policies throughout the Group, enhancing internal controls and creating a synergy of the Group’s resources. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Group’s ongoing capital expenditures, working capital, and other requirements.

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

Significant accounting estimates reflected in the Group’s consolidated financial statements include provision for doubtful accounts and credit losses, valuation and recognition of share-based compensation expenses, uncertain tax positions, valuation allowance of deferred tax assets, fair value of assets and liabilities acquired in business combinations, impairment of long-lived assets including goodwill, impairment of long-term investment, the fair value of financial guarantee liabilities under ASC 460, the useful lives of property, equipment and software and intangible assets, and fair values of the debt instruments issued with warrants. Changes in facts and circumstances may result in revised estimates.

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

(e)	Foreign currency translation and transaction

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

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period.

The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statements of changes in equity/(deficit) and a component of other comprehensive income/ (loss) in the consolidated statement of operations and comprehensive loss.

(f)	Convenience translation

Translations of the consolidated balance sheets, the consolidated statement of operations and comprehensive loss and the consolidated statement of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(g)Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company had cash and cash equivalents of RMB217,901 and RMB249,728 as of December 31, 2021 and 2022, respectively.

(h)Short-term investments

Short-term investments consist primarily of wealth management products issued by commercial banks, which contains variable interest indexed to the performance of underlying assets and redeemable on demand. The management considers the term deposits in bank as held to maturity investments and intend to withdraw within one year, and thus classify as short-term investments. These investments are stated at principal plus accrued interests. Accrued interests are reflected in interest income, net in the consolidation statements of operation and comprehensive loss and recognized as interest income during liquidation.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)
(i)	Restricted cash

Cash that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash, and that are restricted as to withdrawal or use for other than current operations is classified as non-current. Restricted cash primarily represent: (i) deposits restricted in banks due to legal disputes (ii) dedicated funding demanded by the China Banking and Insurance Regulatory Commission (“CBIRC”) for insurance business. The Company had current restricted cash of RMB1,468 and RMB1,482 and non-current restricted cash of RMB5,417 and RMB5,000 as of December 31, 2021 and 2022, respectively.

(j)	Fair value measurement

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
(k)	Financing receivables, net

The Group generates financing receivables by providing the following:

(1) Point-of-sale installment services to users of third-party online travel websites and other e-commerce websites (the “Business Partners”).

When a user, who qualifies for point-of-sale installment services makes an online purchase using a point-of-sale installment loan, the Group pays the sales price to the Business Partner and collects the sales price from the user with interest and fees.Upon paying the sales price to the Business Partners, the Group promptly obtains financing for the sales price by factoring the receivable due from the user. The Group does not derecognize the receivable from users upon factoring and accounts for the transaction as secured borrowings according to ASC860-10, because the Group has control over the receivables during the factoring period.

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

The Company charges off the accrued interest receivable against the related allowance when management determines that full repayment of a loan is not probable. Generally, charge-off occurs after the 90th day of delinquency in operating entities in PRC, and the 60th day of delinquency in operating entities in Australia. All accrued but unpaid interest as of such date is charged off against the provision for credit loss. The primary factor in making such determination is the assessment of potential recoverable amounts from the delinquent debtor.

(5) Non-accrual financing receivables and charged-off financing receivables

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

(l)	Accounts receivable, net

Accounts receivables are stated at the historical carrying amount net of the allowance for doubtful accounts. The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the age of the balance, the customer’s payment history, and current credit worthiness, and current economic trends. For accounts receivable from individuals, the balances are charged off after 90 days of delinquency. Accounts receivable were RMB36,854 and RMB18,627 as of December 31, 2021 and 2022.

(m)	Long-term investments

Long-term investments represent the Group’s equity investments in privately held companies accounted for equity method, and equity investments without readily determinable fair values.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)
(1)	Equity investments accounted for using the equity method

The Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive loss after the date of acquisition. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive loss if any. For the years ended December 31, 2020, 2021 and 2022, the Group recognized impairment loss on equity investment accounted for using the equity method of RMB15,908, nil and RMB36,600, respectively.

(2)	Equity investments without readily determinable fair values

Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive loss. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive loss if any. No impairment was recognized on equity investment without readily determinable fair values for the years ended December 31, 2020 and 2021. For the year ended December 31, 2022, the Group recognized impairment loss of RMB50,000.

(n)	Property, equipment and software, net

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

(o)	Intangible assets, net

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

(p)	Goodwill

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

If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its fair value, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Goodwill of RMB37,593 was fully impaired for the year ended December 31, 2020, and the impairment loss was recognized in the consolidated statements of operations and comprehensive loss. As of December 31, 2021 and 2022, the carry amount of goodwill was nil.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)
(q)	Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Group recorded impairment of long-lived assets of RMB31,765, RMB3,096 and nil for the years ended 2020, 2021 and 2022, respectively.

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

At the inception of each loan subject to the guarantee provided, the Group recognizes the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. The liability recorded based on ASC 460 is determined on a loan-by-loan basis. As the risk of the guarantee liability is relieved, it is recognized into the consolidated statements of operation and comprehensive loss by a systematic and rational amortization method over the term of the loan, within the “Technical service fees” line item.

For the years ended December 31, 2020, 2021 and 2022, revenues recognized related to releasing of guarantee liabilities were RMB138,483, RMB27,035 and RMB9,662 respectively.

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

As of December 31, 2021 and 2022, the maximum potential future payment the Group could be required to make were RMB30,275 and RMB11,158, respectively.

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

The Company assesses the realization of the financial guarantee assets collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio and records an allowance for amounts that it estimates will not be realized. For the years ended December 31, 2020, 2021 and 2022, the Company recorded a reversal of allowance RMB8,053, RMB387 and RMB171 in the statement of operations and comprehensive loss.

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

1.Identification of the contract, or contracts, with the customer;

2.Identification of the performance obligations in the contract;

3.Determination of the transaction price;

4.Allocation of the transaction price to the performance obligations in the contract; and

5.Recognition of the revenue when, or as, a performance obligation is satisfied.

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

Contract assets

The Group has no contract assets.

Contract liability

Contract liability consists of technical service fees received from borrowers before the Group has a right to invoice, and is recorded as “Deferred service fee” included in “Accrued expenses and other liabilities” on the consolidated balance sheets. For monthly consulting fee which is received monthly from customers and upfront fee which is received upon the successful matching of the loans, contract liability is recognized as revenue when service is provided. The amount of revenue recognized during the years ended December 31, 2020, 2021 and 2022 that was previously included in the contract liabilities balance as of December 31, 2019, 2020 and 2021 was RMB66,576, RMB6,890 and RMB1,885.

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

(w)Research and development expenses

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

(x)Share-based compensation expenses

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

(y)	Leases

The Group adopted the ASC 842 since January 1, 2022 using the cumulative effect adjustment approach and elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease. The Group recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term. Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms. Upon adoption, no right-of-use assets nor lease liabilities was recognized as all leases were short-term leases or cancellable leases.

(z)Taxation

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

(aa)Segment reporting

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

(bb)Loss per share

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

(cc)Statutory reserves

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

For the years ended December 31, 2020, 2021 and 2022, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB1,104, RMB516 and RMB716, respectively. No appropriation to other reserve funds was made for any of the periods presented.

(dd)Comprehensive loss

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

(ee)Out-of-period corrections

During 2021, the Group recorded an out-of-period adjustment to correct prior period errors relating to bad debt allowance on accounts receivable of RMB2,903 and impairment of intangible assets of RMB3,096 after an amortization of RMB3,688. During 2022, the Group recorded an out-of-period adjustment to correct prior period errors relating to accounts receivable of RMB6,047. The Group evaluated the impacts of the out-of-period adjustment to correct the errors for year ended December 31, 2021, 2022 and for prior periods, both individually and in the aggregate, and concluded that the adjustments were not material to the consolidated financial statements for the year ended December 31, 2021, 2022 and for all impacted periods.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.Summary of significant accounting policies (Continued)

(ff)Recently issued accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU2019-05, ASU2019-10, ASU2019-11and ASU2020-02 to provide additional guidance on the credit losses standard.

For the Group as an EGC, the amendments for ASU2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASUs is on a modified retrospective basis. The Company adopted ASU2016-13 from January 1, 2023. The Company concluded that the adoption did not have a material impact on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position.

3.	Concentration and risks

Concentration of Business Partners

The Group generates the majority of revenues through a limited number of Business Partners. For the years ended December 31, 2020, 2021 and 2022, the Group generated the 49.9%, 53.8% and 49.8% of its total revenues, respectively, through cooperation with top five Business Partners, among which 28.9%, 28.8% and 17.0% of total revenues were generated through cooperation with Qunar, which is a large mobile and online travel platform in China. The partnerships with these Business Partners are not on an exclusive basis, and the contract durations are short. If these Business Partners change their policies, terminate their partnership or do not renew their cooperation agreements with the Group, the business and result of operations of the Group may be materially and adversely affected.

Concentration of Financial Partners

The Group have historically relied on Jimu Group, which was considered as one of the Group’s related parties, for the funding of most of the loans issued by the Group. However, funding from Jimu Box decreased significantly in 2019 when Jimu Box announced its exit from the online lending platform business. Beginning in February 2020, Jimu Box initiated its plans to transition into a micro finance company. Loans funded by Jimu Box were minimal for the years ended December 31, 2020, 2021 and 2022, representing only 4.0%, 0.19% and 0.28% of the outstanding loans as of December 31, 2020, 2021 and 2022, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

3.	Concentration and risks (Continued)

Credit risks

The Group’s credit risk primarily arises from financing receivables derived from the point-of-sale installment loans and personal and business installment loans. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted cash, accounts receivable, financing receivables, prepayments and other current assets, financial guarantee assets, and amounts due from related parties. The Group holds its cash and cash equivalents, restricted cash at reputable financial institutions in the PRC and at international financial institutions with high ratings from internationally recognized rating agencies. Financing receivables, accounts receivable and financial guarantee assets are typically unsecured and are derived from revenues earned from customers in the PRC and Australia and the credit risk with respect to which is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. Receivables due from customers are typically unsecured in the PRC and Australia and the credit risk with respect to which is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

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

4.Acquisitions

(i) Acquisition and disposal of FT Synergy

On April 18, 2019, Pintec acquired 100% equity interest of FT Synergy Pty Ltd. (“FT Synergy”) for a purchase price of RMB16,191. FT Synergy owns a wholly owned subsidiary Infrarisk Pty Limited (“Infrarisk”), an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process. The assets acquired and liabilities assumed and operations of Infrarisk prior to the acquisition were not material. On September 27, 2021, the Company entered into an agreement with NCA Development Unit Trust (“NCA”), a trusted company incorporated in Australia held by a third party, under which the Company transferred out 85% of its equity interest in subsidiaries including FT Synergy and Infrarisk, and other VIE subsidiaries (collectively “FT Group”) at the consideration of nil. (the “Deconsolidation”). Upon the completion of this deconsolidation, the FT Group was deconsolidated since September 30, 2021 as the control has transferred to NCA, the Group accounts for the remaining 15% of equity interests of FT Group afterward under long-term investment. The Deconsolidation of FT Group was not a strategic shift and would not have major impact on the Group’s business, therefore it was not qualified as discontinued operation. For the year ended December 31, 2021, net loss of RMB5,498 was recognized for the disposal of FT Group.

(ii) Acquisition of Qilehui

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

5.Financing receivables, net

The financing receivables, net, consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Short-term:
Short-term financing receivables	99,857	110,418
Allowance for credit losses	(2,657)	(23,331)
Short-term financing receivables, net	97,200	87,087

Long-term:
Long-term financing receivables	571	—
Allowance for credit losses	—	—
Long-term financing receivables, net	571	—

The following table summarizes the balances of financing receivables by due date.

	As of December 31,
	2021	2022
	RMB	RMB
Due in months:
0 - 12	99,857	110,418
13 - 24	571	—
Total financing receivables	100,428	110,418

The movement of the allowance for credit losses for the years ended December 31, 2020, 2021 and 2022 were as following:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the year	20,544	583	2,657
Release due to disposal of subsidiaries	—	—	(3,673)
Additions/(Reversal)	45,090	(1,934)	22,382
(Charge-offs)/Charge-offs reversal	(65,051)	4,008	1,965
Balance at end of the year	583	2,657	23,331

Aging analysis of past due financing receivables are as below:

				91 Days or
	1 - 30 Days	31 - 60 Days	61 - 90 Days	Greater Past	Total Past
Financing receivables	Past Due	Past Due	Past Due	Due	Due	Current	Total
As of December 31, 2021	1,354	700	232	—	2,286	98,142	100,428
As of December 31, 2022	278	69	—	—	347	110,071	110,418

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

6.Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Receivables for technical service fees from borrowers and financial partners	26,494	12,998
Receivables for marketplace service fees from asset management companies	1,062	1,394
Receivables for marketplace service fees from insurance companies and others	13,694	11,342
Total accounts receivable	41,250	25,734
Allowance for doubtful accounts	(4,396)	(7,107)
Accounts receivable, net	36,854	18,627

The movements in the allowance for doubtful accounts for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the year	4,780	369	4,396
Additions	6,110	1,152	2,775
(Charge-off)/Charge-off reversal	(10,521)	2,875	(64)
Balance at end of the year	369	4,396	7,107

7.Prepayments and other current assets, net

Prepayments and other current assets, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Deposits to financial partners and other vendors	24,809	10,913
Prepaid expenses	16,186	8,875
Receivables from third-party online payment platforms and business partners	1,477	1,261
Prepaid input VAT	8,618	4,577
Prepayment of intent acquisition*	100,000	—
Short-term loan to third parties	1,500	—
Advance to staff	289	—
Others	4,344	5,911
Total prepayments and other current assets	157,223	31,537
Bad debt provision	(2,136)	(8,909)
Total prepayments and other current assets, net	155,087	22,628
*

On August 16, 2021, the Group entered into an investment agreement pursuant to which it agreed to invest a cash consideration of RMB100 million for a minority interest in Beijing Xiao Benniao Information Technology Co., Ltd. (the “XBN”). Since the business performance of XBN is not satisfying, the Group terminated its investment in XBN on December 28, 2021. Pursuant to the termination of investment agreement, XBN transferred 100% interest equity of its subsidiary High Vision (Beijing) Network Technology Co., Ltd. (“High Vision”) with RMB100 million cash in bank and no other assets or liabilities to the Group. During 2022, RMB100 million in prepayment of intent acquisition were returned due to the termination of investment in High Vision.

For the years ended December 31, 2020, 2021 and 2022, the Group made provision for prepayments and other current assets in the amount of RMB1,500, RMB636 and RMB8,781, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

8.Property, equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Building	92,747	92,747
Computer and electronic equipment	12,166	11,675
Software	7,990	7,990
Office furniture and equipment	601	581
Leasehold improvement	1,458	1,458
Total	114,962	114,451
Less: Accumulated depreciation and amortization	(19,267)	(24,656)
Property, equipment and software, net	95,695	89,795

Depreciation and amortization expenses for the years ended December 31, 2020, 2021 and 2022 was RMB3,516, RMB8,830 and RMB5,564 respectively.

9.Long-term investments

The following table sets forth the changes in the Group’s long-term investments:

Total
RMB
Balance as of December 31, 2020	121,179
Investments made	1,484
Loss from private fund	(91)
Balance as of December 31, 2021	122,572
Disposal of investments	(972)
Impairment loss of investments	(86,600)
Balance as of December 31, 2022	35,000

In 2021, the Group acquired an equity investment by providing technical support with a consideration of RMB1,484.

In 2022, the Group derecognized a long-term investment of RMB1,484 as a result of disposal of Pintec Australia Pty Ltd and its subsidiaries.

In 2022, the Group transferred 52,844 shares with the consideration of RMB2,020 and ultimately owned 10% equity interest of an investment. As a result, the Group would neither significant influence nor control over it and recognized investment as investment without readily determinable fair value subsequently in its carrying amount of nil.

For the years ended December 31, 2020, 2021 and 2022, the Group recognized impairment on long-term investments of RMB15,908, nil and RMB86,600, respectively, due to their recurring operating losses and non-recoverability, such the impairment was other-than temporary. For the years ended December 31, 2020, 2021 and 2022, the Group recognized its proportionate share of the equity investee’s net loss in the amount of RMB11,523, nil and nil. For the years ended December 31, 2020, 2021 and 2022, the changes in fair value of private fund were loss of RMB421, RMB91 and gain of RMB nil, respectively. As of December 31, 2021 and 2022, the carrying amount of long- term investments was RMB122,572 and RMB35,000, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

10.Fair value measurement

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

The following table presents the fair value hierarchy for the Group’s liabilities that are measured and recorded at fair value on a recurring basis:

	As of December 31, 2021
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	RMB
Liabilities
Consideration payable for acquisition-current	—	—	(2,574)	(2,574)
Consideration payable for acquisition-noncurrent	—	—	—	—
Total	—	—	(2,574)	(2,574)

As of December 31, 2022
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	RMB
Liabilities
Consideration payable for acquisition-current	—	—	—	—
Consideration payable for acquisition-noncurrent	—	—	—	—
Total	—	—	—	—

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

11.Intangible assets, net

Intangible assets, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
License with indefinite life	9,882	9,882
Customer database	8,815	8,815
Trademark	65	65
Less: Accumulated amortization	(8,880)	(8,880)
Intangible assets, net	9,882	9,882

Amortization expenses for the years ended December 31, 2020, 2021 and 2022 was RMB11,709, RMB3,526 and nil, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

11.Intangible assets, net (Continued)

For the years ended December 31, 2020 and 2021, the Group recognized impairment loss of RMB31,765 for the Microcredit license, RMB3,096 for software copyright and customer relationship, respectively. The Group did not record any impairment loss of intangible assets in 2022.

As of December 31, 2022, the balance of intangible asset is the enterprise credit investigation license with indefinite life acquired from acquisition of Qilehui. Therefore, amortization expenses related to the intangible asset for future periods are zero.

12.Financial guarantee liabilities and financial guarantee assets

(i) Financial guarantee liabilities

The following table sets forth the financial guarantee liabilities movement activities for the years ended December 31, 2020, 2021 and 2022.

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the year	101,933	20,260	13,736
Fair value of financial guarantee liabilities upon the inception of new loans	56,810	20,511	2,840
Release of financial guarantee liabilities upon repayment	(138,483)	(27,035)	(9,662)
Balance at the end of the year	20,260	13,736	6,914

(ii) Financial guarantee assets, net

The financial guarantee assets, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Short-term:
Short-term financial assets receivable	13,552	6,914
Allowance for credit losses	(605)	(434)
Short-term financial assets receivable, net	12,947	6,480
Long-term:
Long-term financial assets receivable	184	—
Allowance for credit losses	—	—
Long-term financial assets receivable, net	184	—

The movement of the allowance for credit losses for the years ended December 31, 2020, 2021 and 2022 consist of the following:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the year	9,045	992	605
Reversal	(8,053)	(387)	(171)
Balance at end of the year	992	605	434

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

13.Convertible loan

In October 2020, the Group entered into certain equity transfer agreements (the “Agreements”) with Ningxia Fengyin Enterprise Management Consulting LLP (“Ningxia Fengyin”) to obtain total equity interests of Yinchuan Chuanxi Technology Co., Ltd. (“Chuanxi Technology”), for total consideration of RMB400,000 (the “Consideration”).

As part of the transaction, in October 2020, the Group issued a warrant (the “Warrant”) to Otov Alfa Holding Limited (the “Otov Alfa”), an entity designated by Ningxia Fengyin, to subscribe 320,036,576 class A ordinary shares of the Company at par value US$0.000125 per share (the “Warrant Shares”). The Warrant is exercisable immediately and will expire on the third anniversary of October 22, 2020. If the Warrant is exercised before its expiration date, the Group will be released from the obligation of paying corresponding portion of the Consideration. The un-released portion of the debt bears an annual interest rate of 8.75%, and the interest is payable quarterly. The Group has repaid RMB306,000 of convertible loan and proceeds another RMB19,000 from new issuance of convertible loan as of December 31, 2022. Accrued interest payable was of RMB8,750 and RMB8,127 as of December 31, 2021 and 2022. For the years ended December 31, 2020, 2021 and 2022, interest expenses were RMB5,516 and RMB35,000 and RMB21,377, respectively.

Since the Warrant is not detachable from the debt and is not a derivative, and no cash conversion features and beneficial conversion features are contained in the instrument, the debt and the Warrant were accounted as a liability equal to the proceeds received in entirety.

To secure the debt due to Ningxia Fengyin, on December 2, 2020, the Group pledged 100% equity interest of Ganzhou Aixin Network Micro Finance Co., Ltd, a subsidiary of the Group, to Ningxia Fengyin. The Group paid a transaction service fee of RMB4,000 to Guangdong Huawen Industry Group Co., Ltd., a related party of the Group in November 2020.

14.Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Interest payable	8,750	14,641
Professional service fees payable	8,358	7,007
Payables to financial partners	5,662	5,713
Payables to non-performing assets disposal companies	4,899	5,627
Payable to business partner on behalf a third party	4,593	4,514
Deferred government grants	3,000	3,000
Payroll payable	3,668	2,947
Deferred service fee	1,885	1,714
Contractual penalty payable	—	2,000
Investment consideration payable	2,574	—
Others	5,574	5,114
Total	48,963	52,277

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

15.Non-controlling interests

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

In September 2021, the Group set up Janko Loans Pty Ltd (“Janko”) and Wagepay Pty Ltd (“Wagepay”) and hold 50% and 50% equity interest, respectively. Since the Group retains control of Janko and Wagepay by owning majority seats of the board, the investment from other shareholders of Janko and Wagepay is accounted for as non-controlling interest. Since May, 2022, Janko and Wagepay were no longer accounted for as non-controlling interest due to the disposal of Pintec Australia Pty Ltd. and its subsidiaries.

16.Taxation

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

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first HK dollar 2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5% or 15%, as applicable. Because the preferential tax treatment is not elected by the Group, all the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. Payments of dividends by the subsidiary to the Group are not subject to withholding tax in Hong Kong as the Group has no assessable profits during the years ended December 31, 2020, 2021 and 2022.

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

16.Taxation (Continued)

Sky City WFOE is qualified as a “high and new technology enterprise” under the EIT Law and is eligible for a preferential enterprise income tax rate of 15%, for the period from 2018 to 2024, so long as it obtains approval from the relevant tax authority and if it is profitable during the period. In addition, Sky City WFOE was qualified as an eligible software enterprise before the income tax year-end final settlement in 2019. As a result of this qualification, it is entitled to a tax holiday of a full exemption for the year ended December 31, 2019, in which its taxable income is greater than zero, followed by a three-year 50% exemption.

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

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25 % for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the years ended December 31, 2020, 2021 and 2022.

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

The following table sets forth current and deferred portion of income tax expense of the Company’s China subsidiaries, overseas subsidiaries, VIEs, and subsidiaries of the VIEs:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax expense	2,281	5,027	1,545
Deferred income tax expense	46,915	1,845	977
Income tax expense	49,196	6,872	2,522

Loss before income tax expense was attributable to the following geographic locations:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
PRC	207,533	73,988	175,801
Others	39,411	27,960	18,234
Total loss before income tax expense	246,944	101,948	194,035

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

16.Taxation (Continued)

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rates:

	For the years ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Statutory income tax rate in PRC	25.00%	25.00%	25.00%
Tax effect of different tax rates in other jurisdictions	(0.01)%	(0.39)%	(0.37)%
Tax effect of tax-exempt entities *	(4.69)%	(1.89)%	(0.53)%
Tax effect of expired tax attribute carryforwards	(0.86)%	(4.57)%	(4.03)%
Tax effect of preferred tax rate	(1.55)%	(7.85)%	(1.47)%
Tax effect of R&D expense additional deduction	0.98%	1.59%	0.97%
Tax effect of non-deductible interest expenses	(1.92)%	—%	—%
Tax effect of goodwill impairment	(3.37)%	—%	—%
Tax effect of non-deductible expenses	1.82%	(0.29)%	(0.54)%
Tax effect of deferred tax effect of tax rate change	0.13%	6.88%	1.44%
Changes in valuation allowance	(35.45)%	(25.22)%	(21.77)%
Effective tax rate	(19.92)%	(6.74)%	(1.30)%

*Tax-exempt entities represent entities entity incorporated in the Cayman Islands for which the statutory tax rate is zero.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2019 to 2022 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Group had unrecognized tax benefits of RMB14,421 and RMB14,421 which were included in the income tax payable balance as of December 31, 2021 and 2022, respectively. The amount of unrecognized tax benefit that if recognized would affect the effective tax rate as of December 31, 2021 and 2022 was RMB14,421 and RMB14,421, respectively.

The Group recognizes interest expenses and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the years ended December 31, 2020, 2021 and 2022, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Group has a liability for accrued interest of nil and nil as of December 31, 2021 and 2022, respectively.

ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Group record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjust these liabilities when the Group's judgment changes as a result of the evaluation of new information not previously available. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. Due to statute expiration, RMB12,319 is expected to reverse in the next 12 months.

16.Taxation (Continued)

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

Jurisdictions other than Australia

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts and credit losses	234,075	241,242
Impairment of long-term investment	706	22,498
Deductible advertising fees	225	—
Net operating loss carry forwards	62,347	74,072
Guarantee liabilities	57,383	57,112
Accrued expense	12,129	12,129
Subtotal	366,865	407,053
Less: valuation allowance	(365,888)	(407,053)
Total deferred tax assets, net	977	—
Deferred tax liabilities:
Intangible assets acquired in a business combination	(2,470)	(2,470)
Total deferred tax liabilities	(2,470)	(2,470)
Net deferred tax liabilities	(1,493)	(2,470)

Australia

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	8	—
Allowance for doubtful accounts and credit losses	1,175	—
Subtotal	1,183	—
Less: valuation allowance	(1,183)	—
Total deferred tax assets, net	—	—

Changes in valuation allowance are as follows:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the year	260,002	347,240	367,071
Additions	102,398	35,095	51,823
Reversals	(15,160)	(9,388)	(9,586)
Decrease in disposal of a subsidiary	—	(5,876)	(2,255)
Balance at end of the year	347,240	367,071	407,053

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

16.Taxation (Continued)

In September, 2021, the Group disposed FT Group, and valuation allowance decreased in the net amount of RMB5,876.

In May, 2022 the Group disposed Pintec Australia Pty Ltd. and its subsidiaries, and valuation allowance decreased in the net amount of RMB2,255.

For entities incorporated in Australia and Hong Kong, net loss can be carried forward indefinitely; for entities incorporated in PRC mainland, net loss can be carried forward for five years. As of December 31, 2022, the Group had net operating loss carryforwards of approximately nil, RMB19,362, and RMB335,419 for entities incorporated in Australia, Hong Kong and PRC mainland, respectively. As of December 31, 2022, the net operating loss carryforwards from PRC will expire, if unused, as follows:

	Net operating loss carryforwards due by schedule
	2023	2024	2025	2026	2027	Total
Net operating loss carryforwards	53,305	49,208	60,311	88,731	83,864	335,419

17.Share based compensation expenses

For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses were RMB11,898, RMB3,793 and RMB4,534, respectively.

(a) Share options issued by Jimu Parent to employees of the Company

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

A summary of activities of the service-based share options granted to the employees of the predecessor operations of Pintec Business for the year ended December 31, 2022 is presented below:

	Options	Weighted Average	Weighted Average Remaining	Average
	Outstanding	Exercise Price US$	Contractual Life (In years)	Intrinsic Value
Outstanding as of December 31, 2021	74,354	1.00	3.82	—
Granted	—	—	—	—
Exercised	(23,044)	1.00	—	—
Forfeited	—	—	—	—
Outstanding as of December 31, 2022	51,310	1.00	2.45	—
Vested and exercisable as of December 31, 2022	51,310	1.00	2.45	—

For the years ended December 31, 2020, 2021 and 2022, share-based compensation expenses recognized associated with the service-based share options granted to employees of the predecessor operations of Pintec Business and allocated to the Company were RMB3,383, RMB119 and nil, respectively.

As of December 31, 2022, there was no unrecognized share-based compensation expenses related to the share options granted.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

17.Share based compensation expenses (Continued)

(b) Restriction of ordinary shares held by management and employee

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

The activities of the total restricted ordinary shares for the year ended December 31, 2022 are summarized as below:

		Weighted-Average
		Grant Date Fair Value
	Number of shares	(in US$)
Unvested at December 31, 2021	67,689	0.42
Vested	(22,669)	0.42
Forfeited	(33,803)	0.42
Unvested at December 31, 2022	11,217	0.42

For the years ended December 31, 2020, 2021 and 2022, share-based compensation expenses recognized associated with the restricted ordinary shares and allocated to the Company were RMB329, RMB102 and RMB65, respectively. As of December 31, 2022, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested service-based restricted ordinary shares was RMB33, which was expected to be recognized in a weighted average period of 0.49 years.

(c) Share options issued by Pintec to mirror the options originally granted by Jimu Parent

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

17.Share based compensation expenses (Continued)

(d) Share options granted by Pintec to employees of the Company

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

A summary of activities of the service and performance-based share options granted to the employees and directors of the Company for the year ended December 31, 2022 are presented below:

			Weighted Average
		Weighted-Average	Remaining	Average
	Options	Exercise	Contractual	Intrinsic
	Outstanding	Price US$	Life (In years)	Value
Outstanding as of December 31, 2021	2,844,769	0.3398	2.71	223
Exercised	(73,906)	0.0001	—	18
Forfeited	(735,718)	0.4934	—	—
Outstanding as of December 31, 2022	2,035,145	0.2966	6.90	18
Unvested as of December 31, 2022	10,710	0.4243	6.49	—
Exercisable as of December 31, 2022	2,024,435	0.2959	6.90	18

For the years ended December 31, 2020, 2021 and 2022, share-based compensation expenses recognized associated with share options granted by the company were RMB8,186, RMB3,572 and RMB4,469 respectively. As of December 31, 2022, there was RMB1 of unrecognized share-based compensation, which was expected to be recognized in a weighted average period of 0.49 years, adjusted for estimated forfeitures, related to the share options granted to the Group’s employees and directors. The weighted-average grant-date fair value of options granted during the year December 31, 2020 were $0.1599, and there were no new granted options for the years ended December 31, 2021 and 2022. The total intrinsic value of options exercised during the years ended December 31, 2020, 2021 and 2022, was RMB2,365, RMB394 and RMB6, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

17.Share based compensation expenses (Continued)

The estimated fair value of option granted in 2020 is estimated on the date of grant using the Binomial option-pricing model with the following assumptions:

For the year ended December 31,
2020
RMB
Expected volatility	40.61%~40.83%
Risk-free interest rate (per annum)	0.73%~0.87%
Exercise multiples	2.2
Expected dividend yield	0%
Expected term (in years)	5.5~6.25
Fair value of the underlying shares on the date of option grants (in US$)	0.11~0.18

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

18.Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2021 and 2022:

Name of related parties	Relationship with the Group
Jimu Group

An entity and its certain subsidiaries that have a high degree of overlap in shareholding with the Group and share three common board members as of December 31, 2021 and one common board members as of December 31, 2022.

Shenzhen Xiaogang Technology Co., Ltd (“Shenzhen Xiaogang”)	An entity 100% wholly-owned subsidiary of FT Synergy which the Group holds 15% equity interests
LeaseGo Pty Ltd (“LeaseGo”)	An entity which the Group holds 15.56% equity interests and was no longer a related party since May, 2022 after the Group disposed Pintec Australia Pty Ltd.
Beijing Liangduo Science and Technology Co. Ltd. (“Beijing Liangduo”)	An entity which the Group holds 18% equity interests
Changsha Liangduo Business Consulting Co., Ltd (“Changsha Liangduo”)	An entity which Beijing Liangduo Science and Technology Co., Ltd holds 100% equity interests

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

18.Related party transactions (Continued)

(a)The Group entered into the following transactions with related parties:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
(i) Transactions recorded through statement of operations and comprehensive loss
- Cost and expenses allocated from the related party	3,712	221	65
- Service cost charged by the related party (1)	23,052	1,574	75
- Collection service fees charged by Beijing Liangduo and Changsha Liangduo	32,176	12,746	—
- Interest income from loans to the related party (3)	(31)	(30)	—
- Technical service fees charged to Shenzhen Xiaogang	—	4,451	9,935
(ii) Operating transactions
- Payment for guarantee deposit to the related party (1)	(24,788)	—	—
- Reversed/(accrued) share-based compensation awards to employees of the related party	3,471	(2,736)	(1,967)
- Collecting principal and interests from borrowers on behalf of the related party (4)	363,342	23,586	4,089
- Repayment of collecting principle and interests from borrowers on behalf of the related party (5)	(100,000)	—	—
(iii) Financing/Investing transactions
Net cash advances from the related party (2)	293	232	286
- Principal of loans provided to the related parties (3)	(40,000)	—	—
- Principal of loans collected from the related party (3)	40,000	—	—
- Proceeds from related parties as funding debt	—	472	—

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

18.Related party transactions (Continued)

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

(2) The Group received cash advances from Jimu Group free of interest mainly for daily operation expenses.

(3) The Company has played as a business counter-party with Jimu group including loan borrower referrals and collection channel. For purpose of repayments to Jimu Box’s online platform lenders, the repayments from borrowers in connection with the remaining loans funded by Jimu Box has been collected through the Company.

(4) As the custody bank account of Jimu Group established for online lending platform business has been frozen following its insolvency and exit from online lending platform business in February 2020, in order to facilitate Jimu Box’s platform unwinding plan, the Company entered into an agreement with Jimu group, under which the Company was obligated to transfer principal and interest collected from the borrowers to the party designated by Jimu group for purpose of Jimu Box’s online borrowers repayments to lenders. The Company paid RMB100,000 to the party designated by Jimu group according to the agreement for the years ended December 31, 2020.

(b)	Balances with related parties:

	As of December 31,
	2021	2022
	RMB	RMB
Amounts due from related parties – current:
Amounts due from Jimu Group	846,266	857,092
Amounts due from other related parties	5,455	2,280
Total current amounts due from related parties	851,721	859,372
Allowance for credit losses	(846,266)	(857,211)
Total current amounts due from related parties, net	5,455	2,161

Amounts due to related parties – current:
Amounts due to Jimu Group	289,792	294,168
Amounts due to other related parties	144	466
Total current amounts due to related parties	289,936	294,634
Amounts due to related parties – non–current:
Amounts due to Jimu Group – non–current	—	—
Amounts due to other related parties – non–current	472	—
Total non-current amounts due to related parties	472	—

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

18.Related party transactions (Continued)

The movement of the allowance for credit losses for the years ended December 31, 2021 and 2022 consist of the following:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Balance at beginning of the year	858,618	846,266
Charge-offs*	(2,736)	(1,967)
(Reversal)/Addition, net	(6,743)	1,575
Foreign currency exchange differences	(2,873)	11,337
Balance at end of the year	846,266	857,211

As of December 31, 2019, except for the prepaid consideration for acquisition of Qilehui with an amount of RMB10,000, the Group determined that RMB748,427 of the current balance and RMB107,589 of the noncurrent balance due from Jimu Group were unrecoverable since Jimu Group was insolvent and in February 2020, Jimu Group announced its exit from online lending platform business pursuant to the relative regulations. There are significant outstanding balances on its platform unpaid to investors, which has priority over any other debts of Jimu Group including the balance due to the Group. As a result, a full provision was made to these balances in the year ended December 31, 2019. For the year ended December 31, 2022, the total amounts due from Jimu Group increased by RMB10,826, primarily due to the increase of short-term loan and foreign currency exchange differences. The Group recognized a provision of RMB1,575 for the year ended December 31, 2022.

*

The share-based compensation awards to employees of Jimu Group was recognized in the amount due from Jimu Group. As of December 31, 2021 and 2022, the Group would recognize the amount due from Jimu Group and recognize provision immediately and then charge-off corresponding provision.

19.Defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were RMB10,613, RMB13,278 and RMB8,247 for the years ended December 31, 2020, 2021 and 2022.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

20.Loss per share

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$Note 2 (f)
Basic and diluted loss per ordinary share calculation:
Numerator:
Net loss attributable to ordinary shareholders	(293,935)	(101,729)	(190,183)	(27,574)
Denominator:
Weighted average ordinary shares outstanding-basic and diluted*	297,334,389	299,714,670	300,112,189	300,112,189
Loss per ordinary share basic and diluted	(0.99)	(0.34)	(0.63)	(0.09)
*

For the years ended December 31, 2020, 2021 and 2022, restricted shares, share options and warrants were anti-dilutive and thus excluded from the calculation of diluted loss per share. The potential dilutive securities that were not included in the calculation of dilutive loss per share in those periods are 64,198,232, 321,768,101 and 596,230 respectively, for the years ended December 31, 2020, 2021 and 2022.

21.Commitments and contingencies

Operating lease commitment

The Group has entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as follows:

	Payment due by schedule
	Less than 1 year	1-3 years	More than 3 years	Total
Office rental	934,254	73,131	—	1,007,385

Contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

The Company is not aware of any pending or threatened claims and litigation as of December 31, 2022 and through the issuance date of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

22.Subsequent events

On March 16, 2023, the Company has entered into share purchase agreements (“SPA”) with certain investors. Under the SPA, the Company agrees to sell and issue an aggregate of 254,450,000 Class A ordinary shares of the Company for a total purchase price of US$4,000,000. The per share purchase price is approximately US$0.0157, which is calculated as 92% of the average closing sale price of the Company’s American depositary shares (“ADSs”) during the five trading days immediately prior to March 16, 2023. Each ADS currently represents 35 of the Company’s Class A ordinary shares.

On April 28, 2023, a VIE’s subsidiary of the Group, Shanghai Anquying Technology Co., Ltd. (“Shanghai Anquying”) has entered into an equity transfer agreement with AF Management Services Pte. Ltd. (“AFMS”) to transfer the five percent of the equity interests held by the Shanghai Anquying in Fullerton Credit (Chongqing) Ltd. to AFMS for a total consideration of RMB35,000.

In the first quarter of 2023, the Group has repaid RMB19,000 of convertible loan and proceeds another RMB5,000 from the purchaser of convertible loan. The remaining balance of convertible loan to Ningxia Fengyin Enterprise Management Consulting LLP is RMB99,000 as of the issuance date of the consolidated financial statements. The Group also has repaid RMB232,202 of long-term loan to Bit To Inc and the remaining balance of long-term loan is RMB4,553 as of the issuance date of the consolidated financial statements.

The Company has evaluated subsequent events through the issuance of the consolidated financial statements and did not identify any other subsequent events.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

23.Parent company only condensed financial information

The condensed financial information of the Company has been prepared in accordance with SEC RegulationS-XRule5-04and Rule12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries.

Condensed balance sheets (In thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$Note 2 (f)
ASSETS
Cash and cash equivalents	1,255	1,329	193
Prepayments and other current assets	181	95	14
Amounts due from and investment deficit in VIEs and subsidiaries of the Company	156,985	42,460	6,155
TOTAL ASSETS	158,421	43,884	6,362

LIABILITIES
Amounts due to subsidiaries of the Company	379,533	443,575	64,312
Accrued expenses and other liabilities	3,817	2,355	341
TOTAL LIABILITIES	383,350	445,930	64,653

Commitments and contingencies (Note 24)

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$ 0.000125 par value per share; 348,217,505 shares authorized as of December 31, 2021 and 2022; 249,085,237 and 249,232,020 shares outstanding as of December 31, 2021 and 2022, respectively)	233	233	34
Class B Ordinary Shares (US$ 0.000125 par value per share; 51,782,495 shares authorized as of December 31, 2021 and 2022; 50,939,520 shares outstanding as of December 31, 2021 and 2022)	42	42	6
Additional paid-in capital	1,992,321	1,998,822	289,802
Accumulated other comprehensive income	9,120	15,685	2,274
Accumulated deficit	(2,226,645)	(2,416,828)	(350,407)
TOTAL SHAREHOLDERS’ DEFICIT	(224,929)	(402,046)	(58,291)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	158,421	43,884	6,362

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

23.Parent company only condensed financial information (Continued)

Condensed statements of operations and comprehensive loss (In thousands)

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$Note 2 (f)
Operating expenses:
Sales and marketing expenses	(3,182)	(354)	—	—
General and administrative expenses	(22,839)	(11,138)	(4,431)	(642)
Research and development expenses	(1,644)	(1,082)	(2,515)	(365)
Total operating expenses	(27,665)	(12,574)	(6,946)	(1,007)

Equity in loss of subsidiaries	(255,604)	(92,322)	(183,229)	(26,566)
Share of loss from equity method investments	(9,697)	3,331	—	—
Other expense, net	(969)	(39)	(8)	(1)
Loss before income tax expense	(293,935)	(101,604)	(190,183)	(27,574)
Income tax expense	—	(125)	—	—
Net loss	(293,935)	(101,729)	(190,183)	(27,574)

Other comprehensive income/(loss):
Foreign currency translation adjustments net of nil tax	(22,977)	(10,793)	6,565	952
Total other comprehensive income/(loss)	(22,977)	(10,793)	6,565	952
Total comprehensive loss	(316,912)	(112,522)	(183,618)	(26,622)

Condensed statements of cash flows (In thousands)

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$Note 2 (f)
Net cash used in operating activities	(20,972)	(11,840)	(5,404)	(784)

Cash flows from investing activities:
Net cash advances from subsidiaries	74,238	14,952	2,018	293
Purchase of Infrarisk, net of cash acquired (Note 4)	(4,911)	—	—	—
Net cash inflow from disposal of subsidiary	-	—	118	17
Net cash provided by investing activities	69,327	14,952	2,136	310

Cash flows from financing activities:
Proceeds from exercise of options	20	1	—	—
Net cash provided by financing activities	20	1	—	—

Effect of exchange rate changes on cash, cash equivalents	(52,516)	(5,325)	3,342	485

Net decrease in cash, cash equivalents	(4,141)	(2,212)	74	11
Cash and cash equivalents at beginning of the year	7,608	3,467	1,255	182
Cash and cash equivalents at end of the year	3,467	1,255	1,329	193