Form 20-F
period 2023-12-31
Pintec Technology Holdings Ltd
filed 2024-04-30
CIK 1716338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, there were 507,239,098 Class A ordinary shares and 50,939,520 Class B ordinary shares, par value US$0.000125 per share.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“ADSs” refers to our American depositary shares, each of which represents 35 Class A ordinary shares;
●	“China” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “Mainland China” or “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.000125 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.000125 per share;
●	“Jimu Group” refers to our predecessor and its subsidiaries and variable interest entities that operate its peer-to-peer lending business;
●	“MSME” refers to micro, small and medium-sized enterprise;
●	“our predecessor” refers to Jimu Holdings Limited, formerly known as Pintec Holdings Limited;
●	“other subsidiaries” means other subsidiaries of the Parent than the WFOEs, including but not limited to Romantic Park Hong Kong Limited;
●	“Parent” refers to Pintec Technology Holdings Limited, our ultimate Cayman Islands holding company and a Nasdaq-listed company;
●	“registered users” refers to individuals who have registered on our system with their name, government-issued identification number and mobile phone number;
●	“RMB” or “Renminbi” refers to the legal currency of Mainland China;
●	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;
●	“SME” refers to small and medium enterprise;
●	“U.S.” refers to the United States;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States;
●	“variable interest entities” or “VIEs” refers to Anquying (Tianjin) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd., and Beijing Xinshun Dingye Technology Co., Ltd., which are PRC companies in which the Parent does not have equity interests but whose financial results have been consolidated into the consolidated financial statements in accordance with the U.S. GAAP, due to the Parent being the primary beneficiary of, such entities;
●	“we,” “us,” “our company,” “our,” or “Pintec” refers to Pintec Technology Holdings Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, its variable interest entities in Mainland China; and
●	“wholly foreign-owned enterprises” or “WFOEs” refers to our wholly foreign-invested enterprises in Mainland China, including Aixin Times (Chengdu) Enterprise Management Co., Ltd. and Aixin Times (Beijing) Enterprise Management Co., Ltd.

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

Item 3. Key Information

Implications of Being a Company with the Holding Company Structure and the VIE Structures

The VIE Structures and Associated Risks

Pintec Technology Holdings Limited, the Parent, is the ultimate Cayman Islands holding company with no material operations of its own. The Parent carries out its business in Mainland China through the WFOEs and their respective contractual arrangements, commonly known as the VIE structures, with the VIEs based in Mainland China and their respective shareholders. Investors in our securities are purchasing the equity securities of Pintec Technology Holdings Limited, the Cayman Islands holding company, rather than the equity securities of the VIEs in which our operations are conducted.

The VIE structures were established through a series of agreements, including those by and among Aixin Times (Chengdu) Enterprise Management Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. and the shareholders of Anquying (Tianjin) Technology Co., Ltd., those by and among Aixin Times (Beijing) Enterprise Management Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and the shareholders of Beijing Xinshun Dingye Technology Co., Ltd., those by and among Aixin Times (Beijing) Enterprise Management Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and the shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd., and those by and among Aixin Times (Beijing) Enterprise Management Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and the shareholders of Beijing Hongdian Fund Distributor Co., Ltd.. The series of agreements generally comprises executive business cooperation agreements (or exclusive technology consulting and service agreement), equity pledge agreements, exclusive option agreements, shareholders’ voting rights proxy agreements and spousal consent letters. The contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs, (2) receive substantially all of the economic benefits of the VIEs, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. For details, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Variable Interest Entities.”

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

The VIE structures involve unique risks to holders of our securities. It may be less effective than direct ownership in providing us with operational control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. For instance, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIEs in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs in Mainland China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to direct the VIEs’ activities. The shareholders of the VIEs may not act in the best interests of our company or may not perform its obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

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

For a condensed consolidation schedule depicting the results of operations, financial position and cash flows for us, the WFOEs and the VIEs during 2021, 2022 and 2023, see “Item 5. Operating and Financial Review and Prospects.” For details of the permissions and licenses required for operating our business in Mainland China and the related limitations, see “— Our Operations in Mainland China and Permissions Required from the PRC Authorities for Our Operations.”

Financial Information Related to the VIE Structures

The following tables provide the condensed consolidating schedules depicting the financial position, results of operations and cash flows for the parent, the consolidated VIEs, the WFOEs and an aggregation of other entities, eliminating intercompany amounts and consolidated totals (in thousands of RMB) as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023.

	As of December 31, 2022
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	1,329	5,350	269	242,780	—	—	249,728
Restricted time deposits	—	1,482	—	—	—	—	1,482
Restricted cash-non current	—	5,000	—	—	—	—	5,000
Financing receivables, net	—	86,910	—	177	—	—	87,087
Accounts receivables, net	—	14,439	1,231	2,957	—	—	18,627
Amounts due from other subsidiaries	1,231,416	82,931	829,466	—	(82,931)	(2,060,882)	—
Amounts due from WFOEs	—	1,249,002	—	532,146	(1,249,002)	(532,146)	—
Amounts due from VIEs	—	—	1,416,807	787,080	—	(2,203,887)	—
Amounts due from Parent	—	—	—	443,575	—	(443,575)	—
Investment deficit in VIEs	—	—	(925,892)	—	—	925,892	—
Investment deficit in subsidiaries of the Company	(1,188,956)	—	(9,742)	(702,645)	—	1,901,343	—
Other assets	95	57,648	62,834	122,554	—	(76,184)	166,947
Total Assets	43,884	1,502,762	1,374,973	1,428,624	(1,331,933)	(2,489,439)	528,871

Amounts due to other subsidiaries	443,575	787,080	532,146	—	(787,080)	(975,721)	—
Amounts due to WFOEs	—	1,416,807	—	829,466	(1,416,807)	(829,466)	—
Amounts due to VIEs	—	—	1,249,002	82,931	—	(1,331,933)	—
Amounts due to Parent	—	—	—	1,231,416	—	(1,231,416)	—
Amounts due to related parties	—	294,590	—	44	—	—	294,634
Convertible loan	—	—	—	113,000	—	—	113,000
Long-term loan	—	—	—	236,755	—	—	236,755
Other liabilities	2,355	83,786	10,354	37,270	—	(2,146)	131,619
Total Liabilities	445,930	2,582,263	1,791,502	2,530,882	(2,203,887)	(4,370,682)	776,008

Total Pintec’s (Deficit)/Equity	(402,046)	(1,094,047)	(416,529)	(1,242,621)	871,954	1,881,243	(402,046)
Non-controlling interests	—	14,546	—	140,363	—	—	154,909
Total (Deficit)/Equity	(402,046)	(1,079,501)	(416,529)	(1,102,258)	871,954	1,881,243	(247,137)

	As of December 31, 2023
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	206	38,145	35	2,122	—	—	40,508
Restricted cash-non current	—	5,000	—	—	—	—	5,000
Financing receivables, net	—	61,467	—	—	—	—	61,467
Accounts receivables, net	—	1,109	—	426	—	34	1,569
Amounts due from other subsidiaries	1,280,174	90,340	—	—	(90,340)	(1,280,174)	—
Amounts due from WFOEs	—	808,738	—	12,978	(808,738)	(12,978)	—
Amounts due from VIEs	—	—	66,050	800	—	(66,850)	—
Amounts due from Parent	—	—	—	451,097	—	(451,097)	—
Investment deficit in VIEs	—	—	(8,579)	—	—	8,579	—
Investment deficit in subsidiaries of the Company	(1,218,313)	—	(9,502)	(756,587)	—	1,984,402	—
Other assets	48	4,245	47	806,244	—	(805,931)	4,653

Total Assets	62,115	1,009,044	48,051	517,080	(899,078)	(624,015)	113,197
Amounts due to other subsidiaries	451,097	1,677,801	12,978	—	(1,677,801)	(464,075)	—
Amounts due to WFOEs	—	66,050	—	—	(66,050)	—	—
Amounts due to VIEs	—	—	2,180	12,948	—	(15,128)	—
Amounts due to Parent	—	—	—	484,882	—	(484,882)	—
Amounts due to related parties	—	299,346	—	—	—	—	299,346
Other liabilities	3,973	44,839	485	26,615	—	117,818	193,730

Total Liabilities	455,070	2,088,036	15,643	524,445	(1,743,851)	(846,267)	493,076
Total Pintec’s (Deficit)/Equity	(392,955)	(1,092,068)	32,408	(7,365)	844,773	222,252	(392,955)
Non-controlling interests	—	13,076	—	—	—	—	13,076

Total (Deficit)/Equity	(392,955)	(1,078,992)	32,408	(7,365)	844,773	222,252	(379,879)

	For the year ended December 31, 2021
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Results of Operations
Revenues	—	148,957	14,840	21,243	(1,074)	(10,726)	173,240
including revenues related to service fees paid by other subsidiaries	—	1,074	—	—	(1,074)	—	—
including revenues related to service fees paid by WFOEs	—	—	—	—	—	—	—
including revenues related to service fees paid by VIEs	—	—	8,800	1,926	—	(10,726)	—
Cost of revenues	—	(82,240)	(1,845)	(8,648)	3,069	(56)	(89,720)
including cost of revenues related to service fees paid to other subsidiaries	—	(3,069)	—	—	3,069	—	—
including cost of revenues related to service fees paid to WFOEs	—	—	—	56	—	(56)	—
including cost of revenues related to service fees paid to VIEs	—	—	—	—	—	—	—
Operating expenses	(12,574)	(38,335)	(76,390)	(37,044)	8,800	686	(154,857)
including service fees paid to other subsidiaries	—	—	—	—	—	—	—
including service fees paid to WFOEs	—	(8,800)	—	—	8,800	—	—
including service fees paid to VIEs	—	—	—	(686)	—	686	—
Loss from operations	(12,574)	28,382	(63,395)	(24,449)	10,795	(10,096)	(71,337)
Other income/(expenses)	3,292	4,996	(2,976)	(25,234)	—	(10,689)	(30,611)
Share of loss from VIEs	—	—	31,413	—	—	(31,413)	—
Share of loss from subsidiaries	(92,322)	—	12	(44,824)	—	137,134	—
(Loss)/income before income taxes	(101,604)	33,378	(34,946)	(94,507)	10,795	84,936	(101,948)
Income tax expense	(125)	(3,456)	—	(3,415)	—	124	(6,872)
Net (loss)/income	(101,729)	29,922	(34,946)	(97,922)	10,795	85,060	(108,820)
Less: net loss attributable to non-controlling interests	—	(1,491)	—	(5,600)	—	—	(7,091)
Net (loss)/income attributable to Pintec’s shareholders	(101,729)	31,413	(34,946)	(92,322)	10,795	85,060	(101,729)

	For the year ended December 31, 2022
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Results of Operations
Revenues	—	60,436	12,221	21,500	(8,900)	(10,689)	74,568
including revenues related to service fees paid by other subsidiaries	—	8,900	454	—	(8,900)	(454)	—
including revenues related to service fees paid by WFOEs	—	—	—	—	—	—	—
including revenues related to service fees paid by VIEs	—	—	7,528	2,707	—	(10,235)	—
Cost of revenues	—	(57,517)	(1,060)	(15,660)	7,279	4,270	(62,688)
including cost of revenues related to service fees paid to other subsidiaries	—	(7,279)	—	—	7,279	—	—
including cost of revenues related to service fees paid to WFOEs	—	—	—	—	—	—	—
including cost of revenues related to service fees paid to VIEs	—	—	—	(4,270)	—	4,270	—
Operating expenses	(6,946)	(45,054)	(34,254)	(15,140)	7,528	454	(93,412)
including service fees paid to other subsidiaries	—	—	—	—	—	—	—
including service fees paid to WFOEs	—	(7,528)	—	(454)	7,528	454	—
including service fees paid to VIEs	—	—	—	—	—	—	—
Loss from operations	(6,946)	(42,135)	(23,093)	(9,300)	5,907	(5,965)	(81,532)
Other income/(loss)	(8)	(36,411)	(2,343)	(70,767)	—	(2,974)	(112,503)
Share of loss from VIEs	—	—	(77,440)	—	—	77,440	—
Share of loss from subsidiaries	(183,229)	—	11	(106,455)	—	289,673	—
Income (loss) before income taxes	(190,183)	(78,546)	(102,865)	(186,522)	5,907	358,174	(194,035)
Income tax (expense) benefit	—	(1,968)	—	(7)	—	(547)	(2,522)
Net income (loss)	(190,183)	(80,514)	(102,865)	(186,529)	5,907	357,627	(196,557)
Less: net loss attributable to non-controlling interests	—	(3,074)	—	(3,300)	—	—	(6,374)
Net income (loss) attributable to Pintec’s shareholders	(190,183)	(77,440)	(102,865)	(183,229)	5,907	357,627	(190,183)

	For the year ended December 31, 2023
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Results of Operations
Revenues	—	48,150	2,454	13,601	(8,189)	(3,299)	52,717
including revenues related to service fees paid by other subsidiaries	—	8,189	—	—	(8,189)	—	—
including revenues related to service fees paid by WFOEs	—	—	—	—	—	—	—
including revenues related to service fees paid by VIEs	—	—	1,415	1,884	—	(3,299)	—
Cost of revenues	—	(38,369)	(22)	(9,586)	1,884	7,902	(38,191)
including cost of revenues related to service fees paid to other subsidiaries	—	(1,884)	—	—	1,884	—	—
including cost of revenues related to service fees paid to WFOEs	—	—	—	—	—	—	—
including cost of revenues related to service fees paid to VIEs	—	—	—	(7,902)	—	7,902	—
Operating expenses	3,183	(30,506)	(12,088)	(19,411)	1,415	1,188	(56,219)
including service fees paid to other subsidiaries	—	—	—	—	—	—	—
including service fees paid to WFOEs	—	(1,415)	—	—	1,415	—	—
including service fees paid to VIEs	—	—	—	(1,188)	—	1,188	—
Loss from operations	3,183	(20,725)	(9,656)	(15,396)	(4,890)	5,791	(41,693)
Other income/(loss)	(241)	534	(3,414)	(14,858)	—	(35,483)	(53,462)
Share of loss from VIEs	—	—	(8,579)	—	—	8,579	—
Share of loss from subsidiaries	(81,704)	—	(9,502)	(53,942)	—	145,148	—
Income (loss) before income taxes	(78,762)	(20,191)	(31,151)	(84,196)	(4,890)	124,035	(95,155)
Income tax (expense) benefit	—	11,612	—	—	—	2,289	13,901
Net income ( loss)	(78,762)	(8,579)	(31,151)	(84,196)	(4,890)	126,324	(81,254)
Less: net loss attributable to non-controlling interests	—	—	—	(2,492)	—	—	(2,492)
Net income ( loss) attributable to Pintec’s shareholders	(78,762)	(8,579)	(31,151)	(81,704)	(4,890)	126,324	(78,762)

	For the year ended December 31, 2021
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Cash Flows
Net cash (used in)/provided by operating activities	(11,840)	18,945	25,521	(64,808)	63,642	(63,642)	(32,182)
Net cash provided by/(used in) investing activities	14,952	(19,956)	(101,608)	(76,783)	—	63,931	(119,464)
Net cash provided by/(used in) financing activities	1	(132,810)	63,930	476	—	(63,931)	(132,334)
Effect of exchange rate changes on cash and cash equivalents	(5,325)	—	—	(8,253)	—	—	(13,578)
Net decrease in cash and cash equivalents, and restricted cash	(2,212)	(133,821)	(12,157)	(149,368)	63,642	(63,642)	(297,558)
Cash and cash equivalents, and restricted cash at the beginning of year	3,467	182,344	12,780	323,753	—	—	522,344
Cash and cash equivalents, and restricted cash at the end of year	1,255	48,523	623	174,385	—	—	224,786

	For the year ended December 31, 2022
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Cash Flows
Net cash provided by (used in) operating activities	(5,404)	(21,215)	(98,179)	107,502	60,347	(53,569)	(10,518)
Net cash provided by (used in) investing activities	2,136	(15,446)	100,000	—	—	—	86,690
Net cash used in financing activities	—	(30)	—	(57,862)	—	—	(57,892)
Effect of exchange rate changes on cash and cash equivalents	3,342	—	(2,175)	18,755	—	(6,778)	13,144
Net increase (decrease) in cash and cash equivalents, and restricted cash	74	(36,691)	(354)	68,395	60,347	(60,347)	31,424
Cash and cash equivalents, and restricted cash at the beginning of year	1,255	48,523	623	174,385	—	—	224,786
Cash and cash equivalents, and restricted cash at the end of year	1,329	11,832	269	242,780	—	—	256,210

	For the year ended December 31, 2023
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total
Condensed Consolidating Schedule of Cash Flows
Net cash provided by (used in) operating activities	(630)	(4,691)	1,480	41,392	29,350	(58,290)	8,611
Net cash provided by (used in) investing activities	(26,326)	36,004	3	—	—	25,591	35,272
Net cash provided by/(used in) financing activities	27,760	—	(292)	(284,846)	—	—	(257,378)
Effect of exchange rate changes on cash and cash equivalents	(1,927)	—	(1,425)	2,796	—	3,349	2,793
Net increase (decrease) in cash and cash equivalents, and restricted cash	(1,123)	31,313	(234)	(240,658)	29,350	(29,350)	(210,702)
Cash and cash equivalents, and restricted cash at the beginning of year	1,329	11,832	269	242,780	—	—	256,210
Cash and cash equivalents, and restricted cash at the end of year	206	43,145	35	2,122	—	—	45,508

Cash Flows through Our Organization

In light of our holding company structure and the VIE structures, our ability to pay dividends to the shareholders, and to service any debt, we may incur may highly depend upon dividends paid by the WFOEs to us and service fees paid by the VIEs to the WFOEs, despite that we may obtain financing at the holding company level through other methods. For instance, if any of the WFOEs or the VIEs incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us and our shareholders, as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this annual report, none of Pintec Technology Holdings Limited, the WFOEs and the VIEs has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors, nor do we have any present plan to pay any cash dividends in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy” for details. In 2021, 2022 and 2023, the total amount of the service fees that the VIEs paid to the WFOEs under the contractual arrangements was RMB8.8 million (US$1.4 million), RMB7.5 million (US$1.1 million) and RMB1.4 million (US$0.2 million), respectively. We expect to continue to distribute earnings and settle the service fees owed under the contractual arrangements at the request of the WFOEs and based on our business needs, and do not expect to declare dividend in the foreseeable future.

Under PRC laws and regulations, the WFOEs are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, the WFOEs and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Remittance of dividends by the WFOEs out of Mainland China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange (“SAFE”). These restrictions are benchmarked against the paid-in capital and the statutory reserve funds of the WFOEs and the net assets of the VIEs in which we have no legal ownership. In addition, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between Pintec Technology Holdings Limited and our subsidiaries incorporated in Hong Kong, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our subsidiaries incorporated in Hong Kong in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Pintec Technology Holdings Limited, its subsidiaries and the VIEs to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong.

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

For the years ended December 31, 2021, 2022 and 2023, the cash flows that have occurred between the Parent, the WFOEs, the VIEs and subsidiaries are summarized as the following:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Cash received by parent company from equity owned subsidiaries	14,952	2,018	28,187
Cash paid by VIEs to equity owned subsidiaries	642,373	226,472	1,861
Cash received by VIEs from equity owned subsidiaries	584,159	157,648	20,168
Cash paid by WFOEs to equity owned subsidiaries	207,161	109,270	13,350
Cash received by WFOEs from equity owned subsidiaries	293,859	36,489	—
Cash paid by VIEs to WFOEs	18,199	6,990	3,248
Cash received by VIEs from WFOEs	18,369	17,135	2,240

Our Operations in Mainland China and Permissions Required from the PRC Authorities for Our Operations

We, through the WFOEs and the VIEs, conduct our operations in Mainland China. Our operations in Mainland China are governed by PRC laws and regulations. We and the VIEs are required to obtain certain licenses, permits and approvals from relevant governmental authorities in Mainland China in order to operate our business. As of the date of this annual report, as advised by our PRC counsel, Shihui Partners, the WFOEs and the VIEs have obtained the licenses, permits and registrations from the PRC government authorities that are material and necessary for our business operations in Mainland China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we or the VIEs will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or the VIEs may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the VIEs may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Relating to Doing Business in China— Because all of our operations are in China, our business is subject to the complex and evolving laws and regulations there. The Chinese government may exercise certain oversight and discretion over the conduct of our business and may influence our operations at time, which could result in a material change in our operations and/or the value of our ADSs.”

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulates both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that have already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. As we had been listed on Nasdaq prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with our listing on Nasdaq. However, we will be subject to the filing requirements with the CSRC if we conduct subsequent offerings. See “Item 4. Information on the Company — Regulation — Regulations Relating to M&A and Overseas Listing.”

We cannot assure you that we or the VIEs can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in Mainland China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of Mainland China, delay or restrict the repatriation of the proceeds from future capital raising activities into Mainland China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our ADSs. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless. For details, see “— D. Risk Factors — Risks Relating to Doing Business in China — Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing if required.”

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

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. Our auditors, Marcum Asia CPAs LLP, headquartered in New York, New York, were not included in the list of PCAOB identified firms in the 2021 Determinations.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future.

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

Selected Financial Data

The following selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2021, 2022 and 2023 and selected consolidated balance sheet data as of December 31, 2022 and 2023 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

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

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues:
Technical service fees	115,272	51,571	23,929	3,379
Instalment service fees	16,949	14,143	13,494	1,905
Wealth management service fees and others	41,019	8,854	15,294	2,159
Total revenues	173,240	74,568	52,717	7,443
Cost of revenues:(1)
Funding cost	(583)	(22)	(9,732)	(1,374)
Reversal/(Provision) for credit losses	1,934	(22,382)	554	78
Origination and servicing cost	(94,186)	(41,291)	(32,153)	(4,540)
Recover of guarantee	4,689	1,082	3,140	443
Service cost charged by Jimu Group-related party	(1,574)	(75)	—	—
Cost of revenues	(89,720)	(62,688)	(38,191)	(5,393)
Gross profit	83,520	11,880	14,526	2,050
Operating expenses:(1)
Sales and marketing expenses	(40,936)	(27,154)	(19,635)	(2,772)
General and administrative expenses	(88,111)	(50,298)	(22,667)	(3,200)
Research and development expenses	(22,714)	(15,960)	(123)	(17)
Impairment loss of long-lived assets	(3,096)	—	(13,794)	(1,948)
Total operating expenses	(154,857)	(93,412)	(56,219)	(7,937)
Operating loss	(71,337)	(81,532)	(41,693)	(5,887)
Loss from disposal of subsidiaries	(5,498)	(2,176)	(38,883)	(5,490)
Impairment loss of long-term investments	—	(86,600)	—	—
Interest expenses, net	(32,453)	(24,138)	(4,470)	(631)
Other income/(expenses), net	7,340	411	(10,109)	(1,427)
Loss before income tax expense	(101,948)	(194,035)	(95,155)	(13,435)
Income tax (expense)/benefit	(6,872)	(2,522)	13,901	1,963
Net loss	(108,820)	(196,557)	(81,254)	(11,472)
Other comprehensive (loss)/income	(10,793)	6,565	12,328	1,741
Total comprehensive loss	(119,613)	(189,992)	(68,926)	(9,731)
(1)	Share-based compensation expenses are allocated in operating expense items as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Share-based compensation expenses included in
Cost of revenues	13	(67)	323	46
Sales and marketing expenses	(354)	—	1,984	280
General and administrative expenses	(2,370)	(1,952)	2,202	311
Research and development expenses	(1,082)	(2,515)	2,375	335

	2022	2023
	RMB	RMB	USD
Selected Consolidated Balance Sheets Data:
Cash and cash equivalent	249,728	40,508	5,719
Restricted cash	1,482	—	—
Short-term financing receivables, net	87,087	61,467	8,678
Current and noncurrent amounts due from related parties, net	2,161	5	1
Total assets	528,871	113,197	15,982
Convertible loan	113,000	—	—
Long-term loan	236,755	—	—
Current and non-current amounts due to related parties	294,634	299,346	42,264
Financial guarantee liabilities	6,914	43	6
Total liabilities	776,008	493,076	69,616
Total deficit	(247,137)	(379,879)	(53,634)

Exchange Rate Information

Our reporting currency is the Renminbi because our business is mainly conducted in Mainland China and all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.0827 to US$1.00, the exchange rate on December 29, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 26, 2024, the noon buying rate was RMB7.2464 to US$1.00.

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business

●	We have a limited operating history, which makes it difficult to evaluate our future prospects.
●	Regulatory uncertainties relating to consumer finance in Mainland China could harm our business, financial condition and results of operations.
●	We largely rely on the creditworthiness of each individual customer and/or its counter-guarantors rather than collateral.

●	We face credit risks in most funding situations.
●	Limitations on credit enhancement may adversely affect our access to funding.
●	We may be deemed to operate a financing guarantee business by the PRC regulatory authorities.
●	The current arrangements with certain of our financial partners and borrowers may have to be modified to comply with existing or future laws or regulations.
●	Limitations on interest and fees that may be charged to borrowers may adversely affect our ability to collect fees.
●	Regulatory uncertainties relating to campus online lending may materially and adversely affect our business and results of operations.
●	We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with maintaining the listing of our ADSs, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure.
●	Failure of other technology enablement platforms for the financial service industry or damage to the reputation of other platforms with similar business models may materially and adversely affect our business and results of operations.
●	The trading price of our ADSs is likely to be volatile due to publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in Mainland China.
●	If the PCAOB, is unable to inspect our auditors as required under the Holdings Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.

Risks Relating to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to our variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	We rely on contractual arrangements with our variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.
●	Any failure by our variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our ADSs.
●	Because all of our operations are in Mainland China, our business is subject to the complex and evolving laws and regulations there. The Chinese government may exercise certain oversight and discretion over the conduct of our business and may influence our operations at time, which could result in a material change in our operations and/or the value of our ADSs.
●	We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless.
●	Recent regulatory development in Mainland China may exert more oversight and control over listings and offerings that are conducted overseas. Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Risks Relating to Our ADSs

●	The trading price of our ADSs has declined significantly since listing, and our ADSs could be delisted from Nasdaq or trading could be suspended, which could result in substantial losses to investors.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Relating to Our Business

We have a limited operating history, which makes it difficult to evaluate our future prospects.

We have a limited operating history. Dumiao, our lending solutions platform, was launched in June 2015. Our Hongdian and Polaris wealth management platforms were launched in September 2015 and June 2016, respectively. We have been operating our financial solutions business separately from Jimu’s peer-to-peer funding business only since June 2015, and we have been operating our company substantially as a stand-alone company only since September 2016. We operate in Mainland China’s consumer finance and wealth management industries, which are rapidly evolving and may not develop as we anticipate. In addition, we commenced new offering of the SME technical services in 2021, which is also in a new field that is rapidly evolving. Starting from 2022, we have further upgraded our business model to provide loan services to MSMEs, as the direct lender, facilitator and enabler. There are few established players and no proven business model yet in these new industries. The regulatory framework governing these industries is currently uncertain and rapidly evolving and is expected to remain uncertain for the foreseeable future. Our business partners and financial partners may have difficulty distinguishing our platforms, services and solutions from those of our competitors. As these industries and our business develop, we may modify our business model or change our platforms, services and solutions. These changes may not achieve the expected results and may have a material and adverse impact on our financial condition and results of operations.

You should consider our business and future prospects in light of the risks and challenges we may encounter in these rapidly evolving industries, including, among other things, our ability to:

●	expand the network of our business partners and financial partners;
●	provide diversified and distinguishable services and solutions to financial service providers;

●	enhance our data analysis and risk management capabilities;
●	navigate an uncertain and evolving regulatory environment;
●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;
●	diversify our funding sources;
●	maintain a reliable, secure, high-performance and scalable technology infrastructure;
●	attract, retain and motivate talented employees; and
●	improve our operational efficiency.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

Regulatory uncertainties relating to consumer finance in Mainland China could harm our business, financial condition and results of operations.

Our business may be subject to a variety of PRC laws and regulations governing financial services. The application and interpretation of these laws and regulations may be interpreted and applied inconsistently between different government authorities. In addition, the PRC government is in the process of developing and implementing a regulatory framework to govern the consumer finance market. New regulations may be issued without clear guidance on how to interpret them, or without the implementing procedures necessary to enable us to comply with them. The result is a continually evolving regulatory environment where compliance and business planning is very challenging. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Loan Interest,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cooperation with Institutional Funding Partners” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microfinance Industry” for more information on the regulations that affect or may affect our business at this time. We expect more regulations to continue to appear.

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

Pursuant to our risk control measures, we generally require counter-guarantees from the business owners and controlling persons of the borrower as well as their family members. However, we may not be able to locate counter-guarantors after a customer defaults and there is also no assurance that these persons will have sufficient financial resources to make full payment on the default customer’s behalf. Upon a customer default, if we are unable to locate the corresponding counter-guarantors or the counter-guarantors have limited or no ability to repay, we may have to apply for a court order to attach the assets of the default customer and its counter-guarantor, if any, and resort to legal proceedings to enforce our unsecured interests against these assets. In Mainland China, the procedures for applying for court orders to attach assets of another person and liquidating or otherwise realizing the value to attached assets may be protracted or ultimately unsuccessful, and the enforcement process in Mainland China may be difficult for legal and practical reasons.

We face credit risks in most funding situations.

We connect business partners and financial partners and enable them to provide financial services to users. As of December 31, 2023, almost all of the loans that we facilitated were funded by our self-owned financial partners (which are our subsidiaries/consolidated affiliated entities). Our goal is to act as a financial solutions provider and to reduce the credit risk we take on the loan products that we facilitate. However, independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in Mainland China. To address the market challenges, in 2019, we bore credit risk for a higher proportion of our funding than we did at the time of our initial public offering. Starting from 2020, aligned with our strategic shift of business focus towards providing digital-centric services, we have gradually reduced a significant portion of our technical services using a risk-sharing model, leading to relatively lower credit risk (without taking into account the impact of COVID-19). In 2021, we continued to adjust insurance models, expand the strengths of our brands, deepen our partner channels, vigilantly manage risk profile while enhancing our asset quality. Specifically, the reduction of risk-sharing loan facilitation business resulted in a decrease of off-balance sheet loans facilitated in 2021. Commencing from April 2022, we did not engage new customers of loan facilitation business and currently only provide loan facilitation business to our existing customers. Moreover, starting from 2022, we further shifted our business focus from facilitating loan products as a financial solutions provider to directly providing technology enabled financial and digital services to MSME ecosystem, which further reduced the credit risk of loan facilitation. We may adjust our credit risk exposure from time to time in the ordinary course of business.

We provided credit enhancement through our subsidiaries or variable interest entities to a group of select financial partners. Starting from 2021, we ceased providing credit enhancement through trust structures. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Funding Sources and Credit Risk” for more details.

As of December 31, 2023, we had short-term financing receivables, net, of RMB61.5 million (US$8.7 million) on our balance sheet. We estimate the loss rate of financing receivables on a pool basis by taking into consideration the historical delinquency rate by vintage, adjusted by correlated industrial and macro-economic factors, and other pertinent information in assessing future performance of the loan portfolio. We monitor the delinquency status by vintage of origination and write off delinquent loans timely when the loans become uncollectible. We had a reversal of provision for credit losses related to financing receivables of RMB554.0 thousand (US$78.2 thousand) for the year ended December 31, 2023.

If we take credit risk and our credit assessment and risk management system are not effective, we may suffer material unexpected losses, which would harm our financial performance.

Limitations on credit enhancement may adversely affect our access to funding.

We historically provided credit enhancement through our variable interest entities for loans that we facilitated with certain financial partners commencing from the fourth quarter of 2017. However, the Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, and the Implementation Plans of Internet Micro Finance Companies both prohibit financial institutions from accepting credit enhancement services provided by institutions with no relevant qualifications. We cannot assure you that the arrangements between our subsidiaries and our financial partners would be deemed to be in compliance with those requirements. If we were no longer allowed to continue with our current business practices in this regard, we would need to make adjustments to ensure compliance with relevant laws and regulations, including securing qualified sources to provide credit enhancement services for the borrowers. However, it is uncertain whether our financial partners would accept such adjustments on commercially reasonable terms. We historically have cooperated with two independent guarantee companies to provide credit enhancement services to the end users of our financial partners. In our cooperation with these independent guarantee companies, they provide guarantees to the end users of our financial partners, but if they fail to perform their obligations to provide guarantees, we will, instead, provide supplementary guarantees to our financial partners. As of the date of this annual report, we were in cooperation with one of the aforementioned independent guarantee company, and we have fully ceased providing credit enhancement through our variable interest entities for loans that we facilitated with any financial partners commencing from November 2022. We currently do not expect to cooperate with additional independent guarantee companies due to our strategic change of business focus towards providing digital-centric services and optimizing our product matrix and organizational structure. Moreover, due to the lack of interpretation and implementation rules and the fact that the applicable laws and regulations are rapidly evolving, we cannot assure you that we would not be required to make further changes to our business model in the future. If any of the foregoing were to occur, our business, financial condition and results of operations could be materially and adversely affected.

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

On August 20, 2020, the Supreme People’s Court implemented a revised judicial interpretation, or the Private Lending Judicial Interpretations (2020 version), to amend and replace the Private Lending Judicial Interpretations (2015 version), which lowers the cap for the private lending interest rate. Under such Private Lending Judicial Interpretations (2020 version), the total annual percentage rates (inclusive of any default rate and default penalty and any other fee) exceeding four times that of Mainland China’s benchmark one-year loan prime rate, or the LPR, as published on the 20th of each month will not be legally protected. For example, based on the LPR of 3.85% as published on August 20, 2020, such cap would be 15.4%. The Private Lending Judicial Interpretations (2020 version) shall also apply to the first-instance cases involving private lending disputes accepted by the people’s courts after the implementation of such revised judicial interpretation.

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

We are subject to the laws, regulations, rules and governmental policies governing campus online lending. To minimize our risk, with respect to our point-of-sale installment loans and personal installment loans, we have set the age threshold of our end users at 22. We have also implemented a number of measures for different loan facilitation scenarios, including the following: (i) our business partners will present to borrowers a commitment letter stating that the borrower is not a student and seek their confirmation before extending any point-of-sale installment loans; (ii) any loan request labeled with “student consumption” by our business partners in the point-of-sale installment loans will be rejected; (iii) any loan request generated by lenders identified as students by our financial partners or business partners through the Mainland China Credentials Verification system will be rejected; (iv) all the lenders who are between the age of 20 and 22 will be required to confirm whether they are students or not, and any loan request generated by those who have selected the option of “students” will be rejected; and (v) all of our credit lending services will not serve lenders below 22 years of age, who will be labeled as students or individuals with low repayment capabilities. However, we cannot assure you that the foregoing measures will be sufficient to enable us to fully comply with the laws, regulations, rules and governmental policies governing campus online lending. In the event that any Chinese governmental authority considers us to be conducting a campus online lending business, we will be subject to various liabilities and penalties such as rectification and cancellation of campus online lending products. Accordingly, our business, financial condition and prospects would be materially and adversely affected.

We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with maintaining the listing of our ADSs, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure.

Approved by the State Council, the CSRC released new regulations for the filing-based administration of overseas securities offering and listing by domestic companies on February 17, 2023. The regulations came into effect on March 31, 2023, which including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies or the Trial Measures, and 5 supporting guidelines. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Recent regulatory development in Mainland China may exert more oversight and control over listings and offerings that are conducted overseas. Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures of other PRC government authorities, we may face adverse actions or sanctions, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any such offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. The CSRC or other PRC authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. Any uncertainties and/or negative publicity regarding such an approval or other requirements could have a material adverse effect on the trading price of the ADSs.

Failure of other technology enablement platforms for the financial service industry or damage to the reputation of other platforms with similar business models may materially and adversely affect our business and results of operations.

Any negative development in the technology enablement platforms for the financial service industry or related industries, such as bankruptcies or failures of other technology enablement platforms or online lending platforms, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected, potentially for a prolonged period of time. For example, a considerable number of troubled online lending platforms in Mainland China defaulted or collapsed or otherwise were shut down beginning in June 2018. Although these online lending platforms were not related to us, their failures adversely affected investors’ confidence in the consumer finance industry, resulting in a reduction in the availability of funding from individual investors. Consequently, our results of operations and profitability have been adversely affected by market conditions since July 2018. We had ceased facilitating loans through such technology enablement platforms in February 2020, and accordingly were exposed to less risks in this regard. Regulators in the PRC have required online lending platforms to reduce their overall loan volume, outstanding balance, and number of retail investors and borrowers. The consumer finance industry has been faced with difficulty with liquidity and growth. Many industry players have announced their exit or default, and many have begun to transition to other business models as the trial registration for online lending platform did not progress. Negative developments such as widespread borrower defaults, fraudulent behavior and the closure of other platforms may also lead to heightened regulatory scrutiny and limit the scope of permissible business activities that may be conducted, which may adversely affect our business and results of operations.

The trading price of our ADSs is likely to be volatile due to publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China. While we are not regulated as a financial service provider, we may be affected by PRC financial regulations as a result of the financial products on our platforms and our relationships with our financial partners. In addition, we may be associated with any negative publicity regarding those industries in which our financial and business partners operate. The tremendous growth of the consumer finance industry has recently led to the offering of commercially unreasonable products in the marketplace from certain market players with questionable business ethics and practices. The peer-to-peer lending industry in Mainland China has experienced a number of defaults and bankruptcies since the summer of 2018, and a number of investors have lost significant sums of money as a result. The negative publicity has affected investor confidence and caused a sharp drop in loan volumes on peer-to-peer lending platforms across the industry. In November 2019, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Guidelines on Transformation from Online Lending Information Intermediaries to Microcredit Company, pursuant to which online lending information intermediaries that conform to certain requirements may apply to transform to microcredit companies. The relevant transformation period shall not exceed one or two years in principle, depending on the outstanding business volume of and the terms of loans facilitated by such online lending information intermediaries. As a result of the foregoing, a number of Chinese companies operating in the consumer finance industry who have listed their securities in the United States experienced significant volatility and sudden price declines. In November 2020, the CBIRC and PBOC released the Interim Measures for the Administration of Network Microcredit Companies Business (Draft) to solicit public comments, seeking to tighten the online consumer finance industry. See “—Limitations on micro finance companies and online lending information intermediaries may adversely affect our access to funding.”

These laws and regulations have imposed stringent requirements on the operation of peer-to-peer online lending platforms. Although how these requirements will be interpreted and implemented is still unclear, it is likely that more stringent laws and regulations will be issued and adopted to further regulate related businesses. As a result of the stringent and evolving regulatory environment, consumer finance industry in Mainland China is facing great challenges and shrinking in size. The regulatory environment of the consumer finance industry may continue to evolve in response to factors beyond our control. Any rumors of or perceived changes to the regulations, even if proven to be untrue or completely unrelated or inapplicable to our business, may cause wide fluctuations in the trading price of our ADSs, and in certain cases significant declines, which could result in substantial losses to investors. See also “—Risks Relating to Our ADSs—The trading price of our ADSs has declined significantly since listing, and our ADSs could be delisted from Nasdaq or trading could be suspended, which could result in substantial losses to investors.”

If any wealth management financial product or service on our platform or the business practices of us or any of our financial partners are deemed to violate any new or existing PRC laws or regulations, our business, financial condition and results of operations could be materially and adversely affected.

Financial products and financial service providers are strictly regulated in Mainland China. While we are not regulated as a financial service provider, we may be affected by PRC financial regulations as a result of the wealth management financial products on our platform and our relationships with our financial partners. If any financial product on our platform is deemed to violate any PRC laws or regulations, we may be liable for distributing the product or assisting in offering the product on our platforms, even if we are not its direct provider. If any of our financial partners is deemed to violate any PRC laws or regulations, we may be jointly liable due to the services or solutions we provide. We may have to remove financial products from our platforms or terminate our relationships with financial partners. As a result of any of the foregoing, our business, financial condition and prospects will be materially and adversely affected.

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

We generate a significant proportion of our total revenues through a limited number of business partners. We generated 53.8%,49.8% and 29.1% of our total revenues through cooperation with our top five business partners in 2021, 2022 and 2023, respectively. Our partnerships with these business partners are not on an exclusive basis. In addition, our contracts with them typically have a duration of one year, with most of which providing for automatic renewal. If these business partners change their policies, terminate their partnership or do not renew their cooperation agreements with us, our business and result of operations may be materially and adversely affected. If we are not able to expand into new verticals and increase penetration in existing verticals to increase the number of our business partners, retain our existing business partners or renew our existing contracts with major business partners on terms favorable to us, our results of operations will be materially and adversely affected.

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

The attractiveness of our technology-based services and solutions to our business and financial partners, and our online platforms to users, depend on our ability to innovate. To remain competitive, we must continue to develop and expand our platforms, services and solutions. We must also continue to enhance and improve our data analytics and technology infrastructure. These efforts may require us to develop or license increasingly complex technologies. In addition, new services, solutions and technologies developed and introduced by competitors could render our services and solutions obsolete if we are unable to update or modify our own technology. Developing and integrating new services, solutions and technologies into our existing platforms and infrastructure could be expensive and time-consuming. Furthermore, any new features and functions may not achieve market acceptance. We may not succeed in implementing new technologies, or may incur substantial costs in doing so. Our platforms, services and solutions must achieve high levels of market acceptance in order for us to recoup our investments. Our platforms, services and solutions could fail to attain sufficient market acceptance for many reasons, including:

●our credit assessment models may not be accurate;
●we may fail to predict market demand accurately and to provide financial services that meet this demand in a timely fashion;
●business partners and financial partners using our platforms may not like, find useful or agree with any changes;
●there may be defects, errors or failures on our platforms;
●there may be negative publicity about our financial services or our platforms’ performance or effectiveness; and
●there may be competing services or solutions introduced or anticipated to be introduced by our competitors.

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

Our business may be adversely affected by the outbreak of COVID-19 or other pandemics.

During the outbreak of COVID-19 pandemic from the end of 2019 to early 2023, many businesses and social activities in China and other countries and regions have been adversely affected. To contain the COVID-19 outbreak, the PRC government imposed strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, temporary closure of business premises, and postponed resumption of business.

The COVID-19 pandemic had adversely impacted our operations and our business partners, particularly our business partners in the online travel agency and telecom industries. We also experienced temporary shut-down and closure of unprofitable spaces as a result of the regional resurgence of COVID-19 cases in China, particularly during the fourth quarter of 2022. As a result of the pandemic and a series of challenges we encountered, including changes in market conditions, market regulations, external partners and management members, we continued to vigilantly manage risk profile while enhancing our asset quality, and accordingly our loan volume in 2022 decreased by 75% compared with 2021. We took measures in response to the outbreak to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees and cancelling business meetings and travel. Furthermore, in part in response to the challenges, we are now shifting our business focus by increasing the digital-centric services and substantially reducing our risk-sharing services. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Factors Affecting Our Results of Operations—Impact of COVID-19.”

China started easing the strict lockdown procedures in early December 2022, which has led to surge in COVID infections in December 2022 and January 2023 and caused certain disruption our business operations. Although businesses are back to normal since early 2023, there remain significant uncertainties surrounding the COVID-19 outbreak, including with respect to the ultimate spread of new virus and the actions that government authorities may take in response. Our business, results of operations, financial condition and prospects could be materially adversely affected by outbreak of any new variants of COVID-19 or any other pandemics that harm the Chinese and global economy in general.

Our business may be affected by the condition of Mainland China’s credit market and competitive landscape of industries in which we operate.

Changes in the condition of Mainland China’s credit markets generally impact the demand and supply of financial products, which in turn will affect the demand for financial services and solutions we provide to our business partners. The range, pricing and terms of financial products available in the market partly result from competition among our financial partners and other financial service providers. In a rising interest rate environment, end users may seek funding through other means. In a declining interest rate environment, end users may choose to refinance their loans with lower-priced financial products, which may not be available through our partners. There can be no assurance that our financial partners can respond to fluctuations in interest rates in a timely manner.

In addition, changes in the competitive landscape of the Mainland China’s consumer finance and wealth management industries, as well as SME technical services industry, may affect our business. For example, our business partners and financial partners may accumulate more experience and develop more expertise in using our financial solutions, thus they may develop their own capabilities and forgo using the services provided by independent technology platforms such as ours.

A credit crisis or prolonged downturn in the credit markets could severely impact our operating environment. A credit crisis or prolonged downturn in the credit markets might cause tightening in credit guidelines, limited liquidity, deterioration in credit performance and increased foreclosure activities. A decrease in transaction volumes could cause a material decline in our revenues for the duration of the crisis, even if we do not bear credit risk in the event of borrower default. Moreover, a financial and credit crisis may be coupled with or trigger a downturn in the macroeconomic environment, which could cause a general decrease in lending activity over a longer period of time. If a credit crisis were to occur, particularly in Mainland China’s credit markets, our business, financial performance and prospects could be materially and adversely affected.

If we do not compete effectively, our results of operations could be harmed.

We may fail to compete for business partners and financial partners against any of our current or future competitors. Consumer finance, wealth management and insurance are emerging industries in Mainland China. We enable our business and financial partners to provide innovative consumer finance, wealth management and insurance services to the users. With respect to consumer finance enablement, OneConnect shares a similar business model where it provides technology enablement services to business partners and financial partners, and we compete with respect to acquiring partners and customers. Other independent platforms also provide such enablement services to partners as one segment of their business. With respect to wealth management and robo-advisory enablement, we compete with companies such as Yingmi.cn. We also compete across consumer finance, wealth management and insurance with platforms affiliated with major internet companies and business ecosystems in Mainland China, such as Lexin, 360 DigiTech and Quant Group. In addition, our business and financial partners may develop their own in-house capabilities that compete with the services we currently provide. Some of our larger competitors have substantially broader product or service offerings and greater financial resources to support their spending on sales and marketing. Current or potential competitors may have substantially greater brand recognition and may have more financial, research, marketing and distribution resources than we do. Our competitors may introduce platforms with more effective features, or services or solutions with competitive pricing or better performance. In addition, some of our competitors may have more resources to develop or acquire new technologies and react quicker to the changing demands of business partners and financial partners.

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

Our consolidated financial statements have been prepared on a going concern basis. As of December 31, 2019, we had RMB748.4 million in current amounts due from Jimu Group and RMB117.6 million in non-current amounts. Since Jimu Group became insolvent and announced its exit from the online lending platform business in February 2020, we determined that it was probable that the amounts due from Jimu Group were not collectible or recoverable. As of December 31, 2019, we made a provision of RMB856.0 million for the amount due from Jimu Group. We made a reversal of RMB6.7 million and RMB0.3 million (US$0.04 million) for the years ended December 31, 2021 and 2023, respectively, and an addition of RMB1.6 million for the year ended December 31, 2022. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group—Cash Advances and Loan Agreements” for more details. The loss of this capital may further impair our ability to invest in facilities, hardware, software and technological systems, retain talent, or expand our business. Our total current assets decreased from RMB389.2 million as of December 31, 2022 to RMB108.2 million (US$15.3 million) as of December 31, 2023. And we had net current liabilities of RMB380.1 million (US$53.7 million) as of December 31, 2023. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses for the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern. To alleviate the pressure of capital liquidity, we have obtained approval of certain lines of credit from third parties. Moreover, from January 1, 2022 onwards, we have taken measures to improve operating efficiency and implement cost reduction. Actions primarily include downsizing staff to cope with the decrease in business volume and revenue, standardizing our finance and operation policies, enhancing internal controls and creating a synergy of our resources. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements.

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

Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company

We entered into various transaction agreements in connection with our pre-IPO reorganization in December 2017 and completed the reorganization in March 2018. We made numerous estimates, assumptions and allocations in our historical financial statements because we did not operate as a stand-alone company from an accounting perspective prior to the completion of the reorganization. In particular, our consolidated balance sheets include those assets and liabilities that are specifically identifiable to our business, and our consolidated statements of operations include all costs and expenses related to us, including costs and expenses allocated from Jimu Group to us. Although we believe that the assumptions underlying our historical financial statements and the above allocations are reasonable, our historical financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during those periods. Therefore, you should not view our historical results as indicators of our future performance. See “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included in this annual report for our historical cost allocation.

Jimu Group’s insolvency may materially and adversely affect the strength of our brands.

Historically, we have benefited significantly from the fact that we and Jimu Group operated as a single entity to develop our businesses and achieve market recognition. Our business, including Dumiao, Polaris and Hongdian was previously operated under the Jimu umbrella brand. Our services historically have been associated with Jimu Group, and they may continue to be commonly associated with Jimu Group. We used to benefit from Jimu Group’s strong brand recognition in China, which provided us credibility and a broad marketing reach. Jimu Group’s insolvency and exit from the online lending platform business in February 2020 will likely have an adverse impact on the effectiveness of our marketing as well as our reputation and brands.

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

As Mainland China’s consumer finance and wealth management industries, as well as the SME technical services industry, are new and the regulatory framework is also evolving, negative publicity about these industries and the market segments in which we or our business or financial partners operate may arise from time to time. Negative publicity about Mainland China’s consumer finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government is in the process of developing and implementing a regulatory framework to govern the consumer finance market. Any publicity about players in Mainland China’s consumer finance industry who are not in compliance with the new regulatory framework may adversely impact the reputation of the industry as a whole. Furthermore, any negative development or perception of the consumer finance industry as a whole, even if factually incorrect or based on isolated incidents or as result of conduct by other market players, could compromise our image, undermine our credibility and negatively impact our ability to attract new business and financial partners. Negative developments in the consumer finance industry, such as widespread customer defaults, fraudulent behavior, the closure of other online consumer finance platforms, or incidents indirectly resulting from any particular customer’s accumulation of large amounts of debt or inability to repay debt, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance platforms. For instance, there have been a number of reports since 2015 of business failures, accusations of fraud and unfair dealing regarding certain companies in the consumer finance industry in Mainland China. If users or business and financial partners associate our company with these companies, they may be less willing to engage in borrowing or funding activities on our platform. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

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

We and certain of our directors and officers have been subject to certain legal proceedings, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We vigorously defended against the shareholder class action described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuit should our initial defense be unsuccessful. We filed a motion to dismiss on April 16, 2021 and the plaintiffs filed their opposition to the motion to dismiss on June 15, 2021. We submitted our reply brief on July 15, 2021. On April 25, 2022, the court granted our motion to dismiss the amended complaint in full. The plaintiff did not appeal the verdict and the case was closed. We cannot guarantee that we will not be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle the lawsuit on unfavorable terms. Any adverse outcome of the lawsuit in the future could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operations, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

On October 8, 2023, Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. (“Minheng”) filed a Civil Complaint to People’s Court Beijing Chaoyang District (the “Court”) against four defendants, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings”. The complaint requested the defendants to compensate Minheng’s factoring fees in the amount of RMB 22,587,700 (approximately US$3.2 million), together with interests and penalty interests from June 23, 2021 to the date of full repayment (temporarily calculated to September 23, 2023) in the amount of RMB11,223,576.5 (approximately US$1.6 million). As of the date hereof, the hearing has not been held and no progress of this case has been achieved. The litigation process may divert management’s attention from the day-to-day operations of our company and the results of the litigation and claims cannot be predicted with certainty. If we lose in the case, we may not be able to recover the factoring fees with the interests and penalty interests. In addition, even if we ultimately succeed in our claims, there may be difficulties in the execution and negative publicity attached to such execution, which may materially and adversely affect our reputation and brand names.

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

We have access to a large amount of data and personal information of our end users, including financial information and personally identifiable information. While we have security measures in place to protect our end-users’ data, our solutions and underlying infrastructure may in the future be materially breached or compromised as a result of the following:

●	third-party attempts to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information to gain access to our user’ data, our data or our IT systems;
●	efforts by individuals or groups of hackers and sophisticated organizations;
●	cyberattacks on our internally built infrastructure;
●	vulnerabilities resulting from enhancements and upgrades to our existing solutions;
●	vulnerabilities in third-party infrastructure and systems and applications that our solutions operate in conjunction with or are dependent on;
●	vulnerabilities existing within newly acquired or integrated technologies and infrastructure;
●	attacks on, or vulnerabilities in, the many different underlying networks and services that power the internet that our solutions depend on, most of which are not under our control; and
●	employee or contractor errors or intentional acts that compromise our security systems.

These risks may be mitigated, to the extent possible, by our ability to maintain and improve business and data governance policies, enhanced processes and internal security controls, including our ability to escalate and respond to known and potential risks. Although we have developed systems and processes designed to protect our users’ data, we can provide no assurance that such measures will provide absolute security. For example, our ability to mitigate these risks may be affected by the following:

●	vulnerabilities in third-party infrastructure and systems and applications that our solutions operate in conjunction with or are dependent on;
●	vulnerabilities existing within newly acquired or integrated technologies and infrastructure;
●	attacks on, or vulnerabilities in, the many different underlying networks and services that power the internet that our solutions depend on, most of which are not under our control; and
●	employee or contractor errors or intentional acts that compromise our security systems.

Uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.

The cybersecurity legal regime in China is relatively new and evolving rapidly, and their interpretation and enforcement involve uncertainties. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations in certain circumstances.

Network operators in Mainland China are subject to numerous laws and regulations, and have the obligations to, among others, (i) establish internal security management systems that meet the requirements of the classified protection system for cybersecurity, (ii) implement technical measures to monitor and record network operation status and cybersecurity incidents, (iii) implement data security measures such as data classification, backups and encryption, and (iv) submit for cybersecurity review under certain circumstances.

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

Our ability to accurately price loans depends on credit, identification, employment and other relevant information that we receive. Unlike many developed countries, Mainland China does not have a well-developed centralized credit reporting system. As an open platform, we have access to data from users, business partners, financial partners and third-party data partners. We synthesize multiple sources of data with our data analytics capability, which drives our credit assessment engine. We cannot ensure the accuracy and timeliness of the various sources of data that we use.

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

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in Mainland China or we may not be able to enforce them at all.

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

Our operations depend on the performance of the internet infrastructure and telecommunications networks in Mainland China.

Almost all access to the internet in Mainland China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with Mainland China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platforms. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in Mainland China will be able to support the demands associated with the continued growth in internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial performance may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

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

It is often difficult to maintain and enforce intellectual property rights in Mainland China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in Mainland China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to our competitors, or our competitors may independently discover them. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time in the future, we may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in Mainland China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Mainland China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in Mainland China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “non-accelerated filer” as such term is defined in the SEC rules, our independent registered public accounting firm may be required to attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the year ended December 31, 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2023, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC. This material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

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

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before securities may be prohibited from trading or delisted if auditor is unable to meet the PCAOB inspection requirement. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On November 5, 2021, the SEC adopted the PCAOB rule to implement HFCA Act, which provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, the PCAOB issued its determinations (the “Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year. If, in the future, we become identified by the SEC for two consecutive years as a “Commission-Identified Issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in Mainland China, the SEC may prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our securities will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the U.S. Securities and Exchange Commission, or the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in Mainland China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

We maintain various insurance policies to safeguard against risks and unexpected events. Additionally, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees based in the PRC. Meanwhile, we provide supplemental commercial medical insurance for our employees based in our headquarter in Beijing. However, as the insurance industry in Mainland China is still in an early stage of development, insurance companies in Mainland China currently offer limited business-related insurance products. We do not maintain any property insurance policies covering equipment and other properties that is essential to our business operations, nor do we maintain business interruption insurance, general third-party liability insurance, product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in Mainland China, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

We are looking into opportunities to expand our platforms into regions outside of China. Currently, we have Infrarisk Pty Limited, an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process.

Expansion of our platforms into regions outside of China may expose us to additional risks, including:

●	challenges associated with relying on local partners in markets that are not as familiar to us, including local joint venture partners to help us establish our business;
●	increased demands on our management’s time and attention to deal with potentially unique issues arising from local circumstances;
●	potentially adverse tax consequences from operating in multiple jurisdictions;
●	complexities and difficulties in obtaining protection and enforcing our intellectual property in multiple jurisdictions;
●	the burden of compliance with additional regulations and government authorities in highly regulated industries; and
●	general economic and political conditions internationally.

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

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we set up a series of contractual arrangements entered into among Aixin Times (Chengdu) Enterprise Management Co., Ltd., or Aixin Chengdu, Aixin Times (Beijing) Enterprise Management Co., Ltd., or Aixin Beijing, our variable interest entities, and their shareholders to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” As a result of these contractual arrangements, we exert control over our variable interest entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, as provided in the Special Management Measures for Foreign Investment Access (Negative List) (2021 version), or the 2021 Negative List, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with certain exceptions relating to e-commerce business, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Provisions on the Administration of Foreign Invested Telecom Enterprise. Under current PRC laws and regulations, foreign-invested companies engaged in the onshore insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises. Specifically, according to the Service Guide for the Establishment and Examination and Approval of Insurance Brokers, published by the CBIRC in September 2021, foreign shareholders of a Chinese Insurance Broker shall be (i) foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; and (ii) have total assets of more than US$200 million at the end of the year preceding the investment application in a Chinese brokerage business. However, on December 3, 2021, the Notice of the CBIRC General Office on Clarifying Relevant Measures for the Opening up of the Insurance Intermediary Market, or the Clarifying Notice, was released and provided that overseas insurance brokerage companies with actual business experience and complying with the relevant provisions of the CBIRC are allowed to invest in and establish insurance brokerage companies in Mainland China to engage in insurance brokerage business. The relevant requirements that an investor that intends to establish a foreign-funded insurance brokerage company in Mainland China shall have more than 30 years of business experience in any WTO member country, have established a representative office in Mainland China for two consecutive years and have total assets of not less than US $200 million in the year prior to the application shall no longer be implemented. How these requirements will be interpreted and implemented is still unclear. Our PRC subsidiaries and their subsidiaries may not in practice meet all the requirements of actual business experience. Therefore, even though the insurance brokerage industry falls within the permitted category under the Catalogue of Industries for Encouraging Foreign Investment and the 2021 Negative List, we opted for a variable interest entities structure instead of direct ownership. Myfin Insurance Broker Co., Ltd., or Beijing Myfin, a subsidiary of one of our variable interest entities, Pintec Jinke (Beijing) Technology Information Co., Ltd., or Beijing Jinke, has obtained the license for insurance brokerage issued by the Beijing Bureau of the CBIRC, which allows Beijing Myfin to conduct onshore insurance brokerage business within the territory of the PRC and will remain valid until June 2025. Current PRC regulations relating to foreign investments in the onshore insurance brokerage business in Mainland China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in Mainland China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our onshore insurance brokerage business.

According to the Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors, any foreign shareholder of an independent fund distributor must be a financial institution established under the laws of the country or region where it is located and legally existing while having asset management or investment consulting experience, and the securities regulator of the country or region where it is located shall have executed a memorandum of regulatory cooperation with the CSRC or other institutions recognized by the CSRC, and maintains an effective regulatory cooperation relationship therewith. Our subsidiaries may not in practice meet all the requirements. As a result, it is difficult for our PRC subsidiaries or their subsidiaries, as foreign-invested companies and subsidiaries of foreign-invested companies to apply for a fund distribution license. Our variable interest entity Beijing Hongdian has obtained the license relating to the publicly raised securities investment fund distribution business issued by the CSRC, which allows Beijing Hongdian to conduct both publicly raised securities investment fund distribution business and privately-raised investment fund distribution business. Current PRC regulations relating to foreign investments in the fund distribution business in Mainland China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in Mainland China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our fund distribution business, and the robo-advisory service business, in most cases, provided by Xuanji Intelligence (Beijing) Technology Co., Ltd. to Beijing Hongdian according to the business cooperation. For example, in October 2019, the CSRC issued the Notice on the Pilot Launch of Investment Advisory Business for Public Offered Securities Investment Fund, or the Pilot Notice, which provides specific guidance for the conduct of securities investment fund advisory business. Institutions shall file with the CSRC to operate securities investment fund advisory business and the CSRC shall form an expert evaluation committee to evaluate the pilot implementing plan and preparation work of the relevant institutions and decide the qualification of such institutions. In addition, the securities regulatory bureaus of Beijing have issued the Circular of Regulating Fund Investment Recommendation Activities, or the Recommendation Circular, in 2021, which requires that a fund sales agency shall not provide any investment recommendations for fund portfolio strategies without the fund investment advisory licenses. The Recommendation Circular further prohibits institutions from developing new business of making recommendations for fund portfolio strategies in violation of the requirements of the Pilot Notice. Specifically, they shall not display or launch new fund portfolio strategies, provide existing fund portfolio strategies to new clients, or allow existing clients to make additional fund portfolio strategy investments. Moreover, the Recommendation Circular sets different rectification timelines for institutions with and without fund investment advisory licenses. Asset Management Association of China issued the Measures for Registration and Filing of Private Investment Funds on February 24, 2023, which took effect on May 1, 2023 and emphasizes that a fund sales agency should fulfill investor suitability obligations and not mislead consumers and clearly reveal investment risks. Although we have updated the Xuanji Intelligence Investment app to comply with the requirements of the Recommendation Circular to the best we can, including suspending (i) registration by new users and (ii) acceptance of funds from any existing users, we cannot guarantee you that we will not be subject to more similar rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times.

In the opinion of our PRC counsel, Shihui Partners, the ownership structures of Aixin Chengdu, Aixin Beijing, and our variable interest entities, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among Aixin Chengdu, Aixin Beijing and our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under (i) the equity pledge agreement entered into among Aixin Beijing, Beijing Hongdian and its shareholders, (ii) the equity pledge agreement entered into among Aixin Beijing, Xinshun Dingye and Xinshun Dingye’s shareholder and (iii) the equity pledge agreement entered among Aixin Beijing, Beijing Jinke and Beijing Jinke’s shareholders would not be deemed validly created until it is registered with the competent government authorities. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our variable interest entities are found to be in violation of any existing or future PRC laws or regulations or the stringent regulatory requirements applicable to foreign-invested companies engaged in relevant business, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities, would have broad discretion in dealing with such violation or failures, including, without limitations, levying fines, confiscating our income or the income of our PRC subsidiaries, variable interest entities or their subsidiaries, revoking the business licenses and/or operating licenses of such entities, shutting down our servers or blocking our online platforms, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offerings to finance our business and operations in Mainland China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of Myfin Beijing, Beijing Hongdian, our other variable interest entities and their subsidiaries that most significantly impact its economic performance or to receive economic benefits from Beijing Myfin, Beijing Hongdian, our other variable interest entities and their subsidiaries, we may not be able to consolidate Beijing Myfin, Beijing Hongdian, our other variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

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

As of December 31, 2023, the equity interests of each of our variable interest entities are held, directly or indirectly, by one or more of Mr. Tixin Li, Mr. Jun Lang, Mr. Yin Zhu, Mr. Wei Hu, Mr. Yudong Zheng and Mr. Xingding Han. These shareholders may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, the existing contractual arrangements, which would have a material adverse effect on our ability to effectively control our variable interest entities and their subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The Enterprise Income Tax Law requires every enterprise in Mainland China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Aixin Chengdu, Aixin Beijing, our variable interest entities and their shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust income of our variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing Aixin Chengdu or Aixin Beijing’s tax expenses. In addition, if Aixin Chengdu or Aixin Beijing requests the shareholders of our variable interest entities to transfer their equity interests at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Aixin Chengdu or Aixin Beijing to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

Substantially all of our operations are located in Mainland China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations and the enforcement of many laws, regulations and rules are updated from time to time. For example, the enforcement of laws and rules and regulations in Mainland China can change quickly and there are risks that such changes of laws and rule and regulations in China may influence our operations at time, which could result in a material change in our operations and/or the value of our ADSs.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have certain discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Such uncertainties could materially and adversely affect our business and impede our ability to continue our operations.

The Chinese government exerts oversight and supervision over the manner in which we must conduct our business activities and may intervene or influence our operations at any time in accordance with the applicable laws and regulations, which could result in a material change in our operations and the value of our ADSs.

The Chinese government has exercised and continues to exercise oversight and supervision of the Chinese economy through applicable laws and regulations. Our ability to operate in China is subject to by changes in those laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

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

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Because all of our operations are in Mainland China, our business is subject to the laws and regulations there. The Chinese government may exercise oversight and discretion over the conduct of our business and may influence our operations at time in accordance with applicable laws and regulations, which could result in a material change in our operations and/or the value of our ADSs.

As a business operating in Mainland China, we are subject to the laws and regulations of the PRC, which could be complex and evolve rapidly. The PRC government has the power to exercise certain oversight and discretion over the conduct of our business in accordance with applicable laws and regulations, and the laws and regulations to which we are subject may change from time to time. These laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,
●	Result in negative publicity or increase our operating costs,
●	Require significant management time and attention, and
●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

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

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Approved by the State Council, CSRC released new regulations for the filing-based administration of overseas securities offering and listing by domestic companies on February 17, 2023. The regulations came into effect on March 31, 2023, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies or the Trial Measures, and five supporting guidelines. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China — Recent regulatory development in Mainland China may exert more oversight and control over listings and offerings that are conducted overseas. Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

Recent regulatory development in Mainland China may exert more oversight and control over listings and offerings that are conducted overseas. Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in Mainland China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

If it is determined that any approval, filing or other administrative procedure from other PRC governmental authorities is required for any future offering or listing, we cannot assure that we or the VIEs can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in Mainland China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into Mainland China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our ADSs. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Measures for Internet Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in Mainland China, limit our ability to pay dividends outside of China, limit our operating privileges in Mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into Mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies within China.

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

COVID-19 had a severe and negative impact on the global and Chinese economy in 2022. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The Russia-Ukraine conflict and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the conflicts in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The conflicts of Russia-Ukraine and in the middle East have caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. These conflict could raise energy prices and disrupt global markets. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entities and their subsidiaries in accordance with applicable laws and regulations, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in Mainland China may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to certain optional reserve funds. These statutory and optional reserve funds are not distributable as cash dividends.

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

PRC laws and regulations of loans to and direct investment in PRC entities by offshore holding companies and of currency conversion may delay or prevent us from using the proceeds of our offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to filing or registration with the relevant governmental authorities in Mainland China. In addition, any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and each of our PRC subsidiaries may not procure loans which exceed its statutory limit. Any medium or long-term loan to be provided by us to our variable interest entities must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. In addition, SAFE regulations prohibit foreign-invested enterprises from using Renminbi funds converted from its foreign exchange capital for expenditure beyond their business scope, securities, investment (except for guarantee products issued by banks), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for their own use. These regulations may significantly limit our ability to transfer to and use in Mainland China the net proceeds from our offerings, which may adversely affect our business, financial condition and results of operations. On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, latest amened in December, 2023, which allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in Mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since SAFE Circular 28 is relatively new, it is unclear how SAFE and competent banks will carry this out in practice.

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

Substantially all of our revenue and costs are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our offerings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Very limited hedging options are available in Mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all.

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

Companies operating in Mainland China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our PRC-based employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in Mainland China given the different levels of economic development in different locations. Companies operating in Mainland China are also required to withhold individual income tax on our PRC-based employees’ salaries based on the actual salary of each employee upon payment. As of the date of this annual report, we have made employee benefit payments and withheld individual income tax for all employees based in the PRC. However, as the interpretation and implementation of labor-related laws and regulations are still uncertain and evolving in Mainland China, with respect to the underpaid employee benefits, we may be required by the relevant governmental authorities to make additional contributions to these plans as well as to pay late fees and fines; with respect to the under withheld individual income tax, we may be required by the relevant governmental authorities to make additional withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the aforementioned additional employee benefits and individual income tax, our financial condition and results of operations may be adversely affected.

PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in Mainland China.

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

Pursuant to Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Companies, promulgated by SAFE in 2012. PRC citizens and non-PRC citizens who reside in Mainland China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options have been subject to these regulations since our company became an overseas listed company upon the completion of our initial public offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange—Share Option Rules.”

The State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in Mainland China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange—Share Option Rules.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the Enterprise Income Tax Law and its implementation rules, enterprises that are registered in countries or regions outside the PRC but have their “de facto management bodies” located within Mainland China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. For detailed discussions of applicable laws, regulations and implementation rules, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax—Enterprise Income Tax.”

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

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate on dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax—Dividend Withholding Tax.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority that or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Romantic Park Hong Kong Limited (HK) and Next Hop Hong Kong Limited, our Hong Kong subsidiaries.

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

Since the ADSs became listed on the Nasdaq Global Market on October 24, 2018, the trading price of the ADSs has ranged from US$15.10 to US$0.27. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Mainland China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their initial public offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services and solutions, or the industries in which we operate;
●	additions or departures of key personnel;
●	release of transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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

On October 26, 2022, we received written notification from the Nasdaq that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. In accordance with Nasdaq Listing Rules, we must regain compliance within 180 calendar days, or until April 19, 2023. To regain compliance, our ADSs must have a closing bid price of at least US$1.00 for a minimum of ten consecutive business days. On April 10, 2023, Nasdaq confirmed that we regained compliance.

See “Item 4. Information on the Company — A. History and Development of the Company.”

We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our ADSs could result in a breach of the requirements for listing on the Nasdaq Global Market.If we don’t maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our ADSs. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ADSs, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ADSs.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We have 507,239,098 Class A ordinary shares and 50,939,520 Class B ordinary shares outstanding as of March 31, 2024, including 238,629,685 Class A ordinary shares represented by ADSs. All of our ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The lockup agreement that our directors and executive officers and all of our pre-IPO shareholders signed with the underwriters of our initial public offering expired on April 23, 2019, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of our ADSs on the Nasdaq Global Market has been low, so sales of even relatively small amounts of our ADSs in the public market could adversely affect the market price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

As of March 31, 2024, two of our three core founders, Mr. Jun Dong and Mr. Wei Wei, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 9.4% of our total issued and outstanding share capital and 60.2% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We believe our income from and assets used in the installment-sale business are treated as passive under the PFIC provisions. Based on our current income and assets and the value of our ADSs, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2023. Accordingly, U.S. Holders should consult their tax advisors regarding the advisability of making a mark-to-market election (as described in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”). Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may continue to be classified as a PFIC for our taxable year ending December 31, 2024. Under circumstances where revenues from our installment sale business or other activities that produce passive income increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in PRC.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer, we are permitted under the Nasdaq Stock Market Rules to follow home country corporate governance practices. Specifically, we do not have a majority of independent directors serving on our board of directors and we also rely on home country practice exemption with respect to the requirement for an annual general meeting for shareholders. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market Rules’ corporate governance listing standards applicable to U.S. domestic issuers. See “—Risks Relating to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.”

In addition, we conduct substantially all of our business operations in emerging markets, including China, and substantially all of our directors and senior management are based in Mainland China. The SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action based on securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for investigations or litigation. Although the competent authorities in Mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual in China may provide the documents and materials for investigation or evidence collection activities by foreign securities regulators.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Mainland China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As an exempted company incorporated in the Cayman Islands company with limited liability that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to continue to rely on home country practice with respect to our corporate governance. Specifically, we do not have a majority of independent directors serving on our board of directors and we also rely on home country practice exemption with respect to the requirement for an annual general meeting for shareholders. For details, please refer to “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.” As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq rules applicable to U.S. domestic issuers.

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

Under the Deposit Agreement for the ADSs, if you do not vote, the Depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs on any matter at a shareholder meeting provided that we give the Depositary a written confirmation sufficiently in advance of the meeting that:

●	we wish a proxy to be given to a person of our choice;
●	we reasonably do not know of any substantial opposition to the matter; and
●	the matter is not materially adverse to the interests of shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent the Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares other than the Depositary are not subject to this discretionary proxy.

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

The correction of previously issued unaudited condensed financial statements may affect investor confidence and raise reputational issues and may subject us to additional risks and uncertainties, including increased professional costs and the increased possibility of legal proceedings and regulatory inquiries.

In connection with our year-end financial statement close and preparation of our annual report on Form 20-F for the year ended December 31, 2023, an error was identified in the interim financial statements for the six months ended June 30, 2023 (the “Interim Report”). On April 30, 2024, we issued the correction to the Interim Report in a press release and filed a Form 6-K/A to include such corrected Interim Report. As a result of this error and the resulting correction of our condensed financial statements for the impacted periods, we have become subject to a number of risks and uncertainties, including the increased possibility of litigation and regulatory inquiries. Any of the foregoing may affect investor confidence in the accuracy of our financial disclosures and may raise reputational risks for our business, both of which could harm our business and financial results.

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

We have been operating our financing solutions business separately from Jimu Group’s peer-to-peer funding business since June 2015, and we have been operating our company substantially as a stand-alone company since September 2016. However, Jimu Group has been a significant financial partner of ours and we collaborate with Jimu Group to provide services to end users of the platform until 2020.

In December 2017, we entered into a share purchase agreement, a shareholders agreement and other transaction documents with the existing shareholders of our predecessor to issue and distribute our shares to them in proportion to our predecessor’s then shareholding structure. We also entered into agreements with Jimu Group that set forth provisions relating to the transfer of assets between us and Jimu Group, change of employment relationships and the restructuring and reorganization of our and Jimu Group’s subsidiaries and variable interest entities in Mainland China. Our pre-IPO reorganization was completed in March 2018.

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

In December 2019, we formed Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership), a limited partnership between Pintec Ganzhou Technology., Ltd., which is our wholly owned subsidiary, and Yinchuan Xingyin Investment Fund Partnership, which is jointly owned by the Yinchuan municipal government in Ningxia and the Yinchuan Economic and Technological Development Zone. Through this partnership, we will cooperate with Yinchuan Xingyin Investment Fund Partnership in the area of financial solutions and technology.

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

On October 22, 2020, we closed the acquisition of all the outstanding equity interests in Yinchuan Chuanxi Technology Co., Ltd., or Chuanxi Technology, from Ningxia Fengyin Enterprise Management Consulting LLP, or Ningxia Fengyin, for a total consideration of RMB400 million (US$61.3 million), or the Consideration, pursuant to certain equity transfer agreements dated as of October 22, 2020. Chuanxi Technology currently does not have any employee or engage in any business activities. By closing the acquisition, we obtained control over Chuanxi Technology as well as RMB400 million in its bank account. Pursuant to the agreements, to satisfy the payment obligation for the Consideration, we have issued a warrant (the “Warrant”) to Otov Alfa Holdings Limited (“Otov”), an entity designated by Ningxia Fengyin, to purchase, in a private placement, up to 320,036,576 of our Class A ordinary shares. The number of shares is calculated by the U.S. dollar equivalent of the Consideration divided by US$0.1857 per share, which is equivalent to US$1.30 per ADS, representing approximately a 25.0% premium to the 45-day volume weighted average price of the ADSs. The warrant is exercisable immediately at the par value per share and will expire on the third anniversary of the issuance date. On May 26, 2023, Pintec and Otov entered into a share transfer agreement (the “Share Transfer Agreement”), pursuant to which Otov agrees to purchase one ordinary share of Sky City Holdings Limited (“Sky City”), a wholly owned subsidiary of the Company incorporated under the laws of British Virgin Island, or 100% shareholding of Sky City, from the Company at nil consideration. As of the closing date of the Share Transfer Agreement, all equity interests held in all direct and indirect wholly owned subsidiaries of Sky City will be indirectly transferred to Otov along with the transfer of one ordinary share of Sky City. On May 26, 2023, Pintec and Otov entered into a warrant termination agreement (the “Warrant Termination Agreement”), pursuant to which all terms and provisions in the Warrant shall be terminated with immediate effect upon the effectiveness of the Warrant Termination Agreement and all rights and obligations of the relevant parties under the Warrant Agreement shall be ceased and terminated with immediate effect upon the execution of the Warrant Termination Agreement.

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

In late August 2021, we expanded our technical services to focus on better empowering the SME ecosystem, by leveraging our advanced technology in big data, artificial intelligence, and cloud-based infrastructure. Specifically, we plan to utilize our “SaaS + Fintech” model as a total solution in order to accelerate the digitization of SMEs, encompassing technology-based credit services and solutions to the manufacturing process and operations of the SMEs. Part of this decision requires strategic review of our existing operations in order to optimize resource and talent deployment. As a result, we determined to restructure certain non-core technical services, which require long-term investment but may generate negative earnings currently and in the foreseeable future, by transferring out 85% of our equity interest in FT Synergy Pte. Ltd. (“FT”) at nil consideration (the “Deconsolidation”). Upon the completion of the deconsolidation, the subsequent financial results of FT are no longer be included in our consolidated financial statements. We currently plan to focus on offering of comprehensive technology-based credit services and solutions to SMEs.

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

On May 13, 2022, we amended the ratio of our ADS representing its Class A ordinary shares from one (1) ADS representing seven (7) Class A ordinary shares to one (1) ADS representing thirty-five (35) Class A ordinary shares. The change was automatically made on the books of the depositary and no physical action by ADS holders was required. The effect of the ratio change on the ADS trading price on the Nasdaq Global Market took place on May 16, 2022. The change in the ADS Ratio resulted in a proportional increase in the ADS price. On June 2, 2022, we received notification from Nasdaq Listing Qualifications that we have regained compliance with the minimum bid price requirement after changing the ratio of our ADSs.

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

On October 21, 2022, we confirmed that our Chairman, Mr. Jun Dong, has been detained and is under custody of the relevant PRC government authority. Mr. June Dong was initially detained in August 2022 and was subsequently released from detainment in November 2022, and Mr. Dong was not charged or indicted with any wrongdoing. In order to fulfill his responsibilities as the Chairman of the Board during his detainment, Mr. Dong had executed a power-of-attorney to Mr. Xiaofeng Cui, the corporate secretary of the Company to assign his voting power to Mr. Cui during his absence. The Company does not believe that Mr. Dong’s detainment and absence had caused or resulted in any material adverse impact on its business, results of operations or financial condition. After a short period of rest and recovery after his release, Mr. Dong has resumed his responsibilities as the Chairman of the Company since December 2022. Mr. Dong has also confirmed to the Company that his detention is solely related to the business disputes of a separate private company that he participated in China, in which certain customers alleged such company’s business operations involving activities violating local laws and regulations.

On October 26, 2022, we received notified notification from Nasdaq Listing Qualifications we are not in compliance with the minimum bid price requirement set forth in Listing Rules for continued listing on the Nasdaq Stock Exchange as the closing price of our ADSs have been less than US$1.00 over a consecutive 30-trading-day period. We were in compliance with all other Nasdaq continued listing standards. The Nasdaq notification did not affect our business operations or our SEC reporting requirements. We had 180 calendar days from the date of notification, until April 19, 2023, to regain compliance with the minimum bid price requirement. On April 10, 2023, Nasdaq confirmed that the closing bid price of our common stock has been at US $1.00 per share or greater for the last 10 consecutive business days, and that matter was closed.

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

On May 26, 2023, the Company entered into a series of agreements with Otov Alfa Holdings Limited (“Otov”) to terminate all terms and provisions of the warrant agreement dated October 19, 2020 (the “Warrant Agreement”), pursuant to which Otov’s rights to purchase a certain number of class A ordinary shares of the Company have been ceased and terminated. On May 26, 2023, the Company and Otov entered into a share transfer agreement (the “Share Transfer Agreement”), pursuant to which Otov agrees to purchase one ordinary share of Sky City Holdings Limited (“Sky City”), a wholly owned subsidiary of the Company incorporated under the laws of British Virgin Island, or 100% shareholding of Sky City, from the Company at nil consideration. As of the closing date of the Share Transfer Agreement, all equity interests held in all direct and indirect wholly owned subsidiaries of Sky City will be indirectly transferred to Otov along with the transfer of one ordinary share of Sky City. On May 26, 2023, Pintec and Otov entered into a warrant termination agreement (the “Warrant Termination Agreement”), pursuant to which all terms and provisions in the Warrant Agreement shall be terminated with immediate effect upon the effectiveness of the Warrant Termination Agreement and all rights and obligations of the relevant parties under the Warrant Agreement shall be ceased and terminated with immediate effect upon the execution of the Warrant Termination Agreement. On May 26, 2023, Ningxia Fengyin Enterprise Management Consulting LLP (“Ningxia Fengyin”) and Shanghai Anquying Technology Co., Ltd. (“Shanghai Anquying”) entered into an equity pledge release agreement (the “Equity Pledge Release Agreement”), pursuant to which the equity pledge agreement dated November 2020 (the “Equity Pledge Agreement”) shall be terminated and Ningxia Fengyin shall relinquish all its rights thereunder, including without limitation all of its right of pledge in the equity interest of the target company (the “Equity Pledge”). Under the Equity Pledge Release Agreement, the Equity Pledge shall be released immediately upon the execution of the Equity Pledge Release Agreement and both parties shall de-register the Equity Pledge with relevant PRC authorities.

On August 16, 2023, the Company received a resignation letter from Ms. Xueping Ning, a member of the Board and a member of the Board’s Audit Committee and Compensation Committees, effective on August 18, 2023. Ms. Ning’s resignation is due to her personal reason and not because of any disagreement with the Company, its management or its other directors. On August 16, 2023, the Board appointed Mr. Dawei Chen as a member of the Board and a member of the Board’s Audit Committee and Compensation Committees, effective on August 18, 2023, to fill the vacancy following the resignation of Ms. Xueping NING.

On December 29, 2023, the Company appointed Mr. Xin Yang as Chief Financial Officer of the Company. Mr. Zexiong Huang has resigned from his position as the acting Chief Financial Officer of the Company and will continue to serve as the Chief Executive Officer and a member of the board of directors of the Company.

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

Overview

We are a Nasdaq-listed group providing technology-enabled financial and digital services to the ecosystem of MSMEs. We connect business partners and financial partners on our open platform and enable them to provide financial services to end users efficiently and effectively. We empower our business partners by providing them with the capability to add a financing option to their product offerings. We help our financial partners adapt to the new digital economy by enabling them to access the online population that they could not otherwise reach efficiently or effectively. Further, in 2021, we commenced a new offering of technological services to small and medium-sized enterprises, or the SMEs, whereby we utilize our proven “SaaS + Fintech” model as a holistic solution to accelerate the digitization of SMEs, encompassing technology-based credit services and solutions to the manufacturing process and operations of these SMEs. Commencing from April 2022, we have not engaged new customers for our loan facilitation business, and currently we only provide loan facilitation business to our existing customers. Moreover, starting from 2022, leveraging our extensive technology platform, strong brand recognition as well as sound credit ratings, we have further upgraded our business model to provide loan services and digital solutions to MSMEs, as a direct lender, facilitator and enabler. We will continue to deliver exceptional digitization services, diversified financial products, and best-in-class solutions with innovative technology, in order to further solidify the relationships with our partners and satisfy the needs of our clients. We currently holds internet micro lending license, fund distribution license, insurance brokerage license and enterprise credit investigation license in China.

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

Our Business Partners

Our business partners include both online and offline businesses and both consumer-facing and business-facing ones. We cover a wide range of industry verticals including online travel booking, telecommunications, online education, SaaS, financial technology, internet search, as well as online classifieds and listings. We provide point-of-sale lending solutions to 25 business partners, including BestPay. In addition, we provide personal installment lending solutions to 14 business partners, including Ctrip and BestPay, and SME lending solutions to 19 business partners. As of December 31, 2023, we provided wealth management solutions to nine business partners, including Xiaomi. Several of our business partners have adopted multiple types of the solutions that we offer, and as we continue to deepen our relationships with them, we expect more of our business partners to achieve the same. The extent of our cooperation ranges from channel partnership and user acquisition to end-to-end full-service solutions. As the end users of our business partners may become potential borrowers for the loans that we facilitate, we are also very selective in choosing business partners in order to ensure our service quality and to optimize risks.

Our Financial Partners

As of December 31, 2023, we had established cooperations with 129 financial partners, including 13 lending solutions partners, 75 wealth management partners and 41 insurance solution partners.

Lending solutions partners

Lending solutions partners provide the funds for the loans that we facilitate. Commencing from January 31, 2021, almost all of the loans that we facilitated have been funded by our self-owned lending solution partners (which are our subsidiaries/consolidated affiliated entities).

Jimu Box, which is the online consumer finance platform operated by Jimu Group, used to be the single largest funding source for loans facilitated through our platform since our inception to 2018. Jimu Box was the funding source for 0.2%, 0.3% and 0.4% of the outstanding loans facilitated through our platform as of December 31, 2021, 2022 and 2023, respectively. We have not been receiving any further funding from Jimu Box since February 15, 2020. Since then, we ceased cooperating with any other online consumer finance platforms. For our relationship with Jimu Box and the Jimu Group in general, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.”

Historically, a number of financial partners provided funding directly to borrowers for loans that we facilitated, including Fullerton Credit and Orange Finance. Financial partners providing non-structured direct funding were the funding source for 65%, 8%, and 0.8% of the outstanding loans facilitated through our platform as of December 31, 2021, 2022 and 2023, respectively. Ganzhou Aixin Micro Finance, a licensed micro finance company which we acquired from Jimu Group in March 2019, also provides financing for loans. We have also entered into strategic business cooperation with Fullerton Credit, a group of micro loan companies wholly owned by Fullerton Financial Holdings Pte. Ltd. On October 31, 2023, Shanghai Anquying Technology Co., Ltd. (“Shanghai Anquying”) closed the equity transfer agreement with AF Management Services Pte. Ltd. (“AFMS”) to sell the five percent of the equity interests held by Shanghai Anquying in Fullerton Credit (Chongqing) Ltd. to AFMS for a total consideration of RMB35 million.

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

The table below sets forth the funding from different types of financial partners for our lending solutions in terms of outstanding loans as of December 31, 2021, 2022 and 2023.

	As of December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Online consumer finance platform	409	0.19	266	0.28	266	38	0.43
Non-structured direct funding	143,049	65.09	7,900	8.31	520	73	0.84
Trusts and other structured finance	19	0.01	29	0.03	29	4	0.05
Unsecured general loan and others	76,305	34.71	86,865	91.38	61,366	8,664	98.68
Total	219,782	100.0	95,060	100.0	62,181	8,779	100

Wealth management solutions partners

Our wealth management financial partners provide various mutual fund products and asset management products, accessible from our and our business partners’ platforms. We enable our wealth management financial partners to distribute those products to the user bases of our business partners. Our 75 wealth management financial partners include such well-known names in China as Guangfa Asset Management, Guotai Asset Management and Penghua Fund Management. We distributed RMB959.6 million, RMB231.6 million, RMB47.23 million (US$6.7 million) of wealth management products as measured by total value in 2021, 2022 and 2023, respectively, by means of our wealth management solutions. We provide financial solutions that enable our financial partners to efficiently expand the scope of their products and services and extend them to a wider user base.

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

Borrowers

We facilitate loans by our lending solutions partners primarily to individuals and SMEs. We apply advanced credit assessment models to profile loan applicants and allocate the approved cases to our lending solutions partners according to their risk preferences. We have also expanded our lending solutions to help our lending solutions partners target SMEs and their beneficial owners. From our inception through December 31, 2023, we had facilitated a cumulative total of approximately RMB49.36 billion (US$7.0 billion) in loans by our lending solutions partners. The cumulative number of borrowers who have utilized the solutions we provide to our lending solutions partners has grown to close to 15.6 million as of December 31, 2023.

A geographically diverse set of borrowers stretching across 434 cities and counties in China have borrowed loans from our lending solutions partners using our solutions. The top three cities in terms of borrowers accounted for only approximately 22.25% of all such borrowers as of December 31, 2023. Approximately 52.2 million individuals have registered on our system with their names, government-issued identification numbers and mobile phone numbers. According to the information provided to us by these individuals, approximately 44.7% of the borrowers registered on our platform are between the age of 22 and 30, and 21.1% of them are between the age of 30 and 35. In addition, since June 2021, we have also commenced to offer direct loans to MSMEs through our micro and small loan network to address their needs for ease of access to fund. We focus on lending micro and small loans ranging from RMB5,000 to RMB1 million based on our risk management strategies. Most of our micro and small loans have a repayment term of up to 18 months. We develop and offer a wider variety of credit-based financial solutions to retain existing customers as well as to attract new customers. The total number of the borrowers that we directly provide loan services to, including micro and small enterprises, solo entrepreneurs and individuals, increased from 946 as of December 31, 2022 to 1245 as of December 31, 2023.

Investors

Our self-owned partners (which are our subsidiaries/consolidated affiliated entities) and our business partners offer and distribute mutual fund products to their investors. As of December 31, 2023, approximately 312,897 retail investors on Hongdian and Polaris had made transactions on our platforms, with an average amount under management of over RMB959.02 (US$135.4) per user, primarily due to the increasing market awareness and recognition of wealth management products as an effective means of investment for retail investors, which in turn was primarily attributable to (i) the further institutionalization and internationalization of Chinese stock markets, in particular China’s A shares market, and (ii) the successful promotion and marketing of wealth management products among retail investors.

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

Point-of-sale Financing Solutions

We offered point-of-sale financing solutions to our business partners on their platforms or on our own platform under the “Dumiao” brand.

Our point-of-sale financing solutions enable our business partners to make installment purchase loans available to their customers. Our point-of-sale lending solutions facilitate the purchase of online travel products and services such as air tickets and hotel room reservations on travel sites such as Qunar and Ctrip, and mobile devices and services such as Best Pay provided to China Telecom’s customers. Our business partners typically integrate our lending solutions in the payment stage of a transaction, offering end users installment payment options when they satisfy our pre-screening procedures and certain criteria stipulated by our business partners. An end user who selects the installment payment option is guided through the application process and can use the approved credit line to finance his purchase from our business partner. End users have the option to choose different combinations of terms which are agreed with our business partners, and our system will automatically calculate monthly payments and service fees. In 2021, 2022 and 2023, the total volume of point-of-sale installment loans we facilitated was approximately RMB25.6 million, RMB5.6 million and nil respectively. Our point-of-sale lending solutions function as a virtual credit card featuring a one-month interest free period and flexible installment terms. We believe such features are attractive to end users and enhance user experience. The weighted average APR for point-of-sale installment loans outstanding more than a month was Nil of the principal amount in 2023. The application process of point-of-sale installment loan products are easy and simple, supported by intuitive user interface. The following are screenshots of the application process for Qunar point-of-sale installment loans.

We ceased point-of-sale financing solutions in the fourth quarter of 2022.

Personal Installment Loan Solutions

We offer personal installment loan solutions to our financial and business partners on our business partners’ platforms. Our personal installment loan solutions enable our business partners to make unsecured personal credit available to their customers. All loans are funded by our lending solutions partners and end users access the loans through the mobile apps or websites of our business partners. We help our lending solutions partners determine the amount of the credit line for each customer based on the result of our credit assessment. The initial credit line is typically between RMB500 (US$72.5) and RMB100,000 (US$14,498.6). As end users start building their credit history with us, they will gradually get access to higher credit lines and more favorable credit terms. Normally, each drawdown on the credit line must be individually approved, but we can provide solutions to our lending solutions partners that permit end users to draw down multiple loans without additional approval as long as the aggregate outstanding balance of the loans does not exceed the approved credit limit. The loan proceeds are transferred to the user’s bank account when the loan is drawn down. We charge our financial partners technical service fees. In 2023, approximately 4,397 customers were approved for personal installment loan credit lines with an average credit limit of approximately RMB10,165.0 (US$1,473.8) through solutions that we provided to lending solutions partners. The aggregate amount of credit lines approved was RMB61.9 billion, RMB61.9 billion and Nil, respectively, and the amount outstanding was RMB132.9 million, RMB3.1 million and RMB345.9 thousand (US$48.8 thousand) as of December 31, 2021, 2022 and 2023, respectively.

We ceased facilitating offline personal installment loans in the fourth quarter of 2018 and ceased facilitating online personal installment loans in the second quarter of 2022

Business Installment Loan Solutions

We offer business installment loan solutions to our business partners on their platforms or on our own platform. Our business installment loan solutions enable our business partners to arrange financing for their customers. These business partners are typically online platforms that provide goods and services to sole proprietors and to SMEs and possess significant data about their customers which can aid credit assessment. These borrowers include both online merchants and owners of traditional enterprises in various industries such as manufacture, retail and wholesale, dining, transportation and other service industries. Such businesses usually have annual sales turnover up to RMB70 million (US$11 million). Loans are intended to be used for business purposes such as to expand operations, purchase inventory or meet day-to-day operational cash flow needs. The business installment loan products are unsecured and repayable in installments ranging from three months to 24 months, with loan size ranging from RMB1,000 (US$157) to RMB1,000,000 (US$156,922). Because we build our end-to-end solution and credit assessment system for business installment loans specifically to evaluate SME creditworthiness on the basis of our massive big data storage, an application is typically approved within 15 minutes, as compared to a few days or weeks by traditional financial institutions. The total volume of business installment loans we facilitated was approximately RMB76.7 million, RMB124.5 million and RMB101.9 million (US$14.4 million) for the years ended December 31, 2021,2022 and 2023, respectively.

We also provide loan solutions to MSMEs. In June 2021, we established an offline team dedicated to providing loan solutions to the MSMEs. We generally source our MSME customers offline, and we assess their financial needs and conduct due diligence on-site. We also evaluate the MSME customers’ credit profiles online based on our big data analytic capabilities to determine their credit worthiness. Once a loan application is approved, our self-owned lending solution partners (which are our subsidiaries/consolidated affiliated entities) will provide funds to the MSME customers on a repayment term of up to 18 months and in average of 12 months. Proceeds from such loans shall be used for operational purposes of such MSMEs. As of December 31, 2021, 2022 and 2023, cumulative loans provided for MSMEs amounted to approximately RMB124.0 million, RMB227.8 million and RMB329.7 million (US$46.6 million), respectively.

The table below sets forth certain information about the loans we have facilitated in 2023.

	Point-of-sale	Personal	Business
	Installment Loans	Installment Loans	Installment Loans
Loans facilitated	Nil	Nil	RMB101.91 million
(US$14.4 million)

Outstanding loans as of December 31, 2023	RMB520 thousand	RMB346 thousand	RMB61.35 million
	(US$73.4 thousand)	(US$48.9 thousand)	(US$8.7 million)

Loan size	RMB1,000 to RMB50,000	RMB1,000 to RMB200,000	RMB1,000 to RMB1,000,000
	(US$144.9 to US$7,246.4)	(US$156.9 to US$31,384.4)	(US$156.9 to US$156,921.8)

Average loan size(1)	Nil	Nil	RMB339,938.95
(US$47,995.7)

Loan repayment term	1 to 24 months	3 to 12 months	3 to 24 months

Average loan repayment term(2)	Nil	Nil	12 months

Weighted average APR(3)	Nil	Nil	13.20%
(1)	Average loan size is calculated as the total amount of loans facilitated in the period divided by the total number of loans facilitated in the period.
(2)	Average loan term is weighted by the amount of loans that originated in the relevant period; only the amount of loan at the origination was considered for this purpose.
(3)	APR is the annualized percentage rate of all-in interest costs and fees to the borrower over the net proceeds received by the borrower. Weighted average APR is weighted by loan origination amount for each loan originated in the period. We do not charge any interest fees to customers who select a one-month loan term for our point-of-sale installment loans and these loans are excluded from the calculation of weighted average APR for point-of-sale installment loans.

International Installment Loan Solutions

Based on our big data and AI-driven risk control modeling capabilities, we can automatically perform credit worthiness assessment, bank flow analysis and process real-time payment, providing our customers with more efficient and lower cost digital credit services and further the advancement of financial inclusion. We are still looking for opportunities to expand our platforms beyond China.

Wealth Management Solutions

Our wealth management solutions include product distribution and robo-advisory modules.

Hongdian fund distribution solution. Our fund distribution solution enables our partners to offer and distribute mutual fund products to their customers, either under our Hongdian brand or as a white label solution. Registered end users can select a variety of mutual fund products through our platform’s website and mobile applications or our partners’ platforms, which are sourced from our financial partners. All of the mutual fund products that are available to retail investors on Hongdian are publicly listed for trading in China and are regulated by the CSRC. As of December 31, 2023, we had partnered with 75 fund management companies and listed over 4,400 different mutual fund products on Hongdian. Wealth management service fees that we charge primarily consist of commission fees paid by third-party asset management companies for participating in our online wealth management platform. We operate Hongdian through Beijing Hongdian, our variable interest entity, which possesses a brokerage license to conduct an investment fund sales business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Fund Sales Business.”

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

We charge investment management fees and portfolio rebalancing fees to users. As of December 31, 2023, we had facilitated transactions for over 312,000 unique investors through our wealth management solutions with a cumulative transaction amount of RMB11.3 billion, as compared to over 311,000 unique investors and a cumulative transaction amount of RMB11.2 billion as of December 31, 2022. Since November 10, 2022, we had ceased obtaining new customers for our Polarais robo-advisory solutions.

Insurance Solutions

Myfin insurance solution. We launched our Myfin solution in July 2016. Myfin enables our partners to offer and distribute insurance products to our users. We are still in the early stages of developing this business. We had insurance premiums of RMB49.21 million (US$6.9 million) and served 119  thousand end users in 2023, as compared to insurance premiums of RMB94.09 million and 153 thousand end users in 2022. As of December 31, 2023, we had provided insurance solutions to 41 insurance companies, as compared to 34 insurance companies as of December 31, 2022. Prior to 2020, we solicited businesses for our insurance solutions primarily through cross-selling among different retail credit channels. In 2020, upon strategically shifting to follow a market-oriented approach in promoting our insurance solutions instead of relying on cross-selling, we experienced a decline in the related revenues. However, our revenues from provision of insurance solutions grew substantially in 2021 and 2022, primarily due to our continued efforts to improve and diversify our product offerings as well as our marketing strategies. Commencing from early 2022, we have expanded our insurance solutions coverage to include insurance products such as high-end life and health insurance products as well as property and casualty insurance products, and we expect such expansion to bring sustainable value growths to our businesses. We believe that, along with our efforts in enriching Myfin’s key features and use cases, our insurance solutions will grow substantially in 2024. We operate Myfin through our variable interest entity Beijing Myfin, a subsidiary of which possesses an insurance brokerage license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Insurance Brokerage.”

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

●	Module 1: traffic router

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

●	Module 2: data aggregation and processing

Our partners often lack a comprehensive set of relevant data from reliable data sources for them to utilize in providing financial services and developing effective risk management. Through our proprietary big data database, Data Lake, we access and aggregate a wide variety of data from more than 50 data sources, including both traditional and non-traditional sources and types of data. We restructure and reorganize these data into our various data models for further processing, and they can be independently updated to support fast model iteration for our credit assessment system. We maintain multiple data sources to increase our data aggregation efficiency and lower data collection and sourcing cost. These data models could also be separately provided to our partners depending on their specific needs. We collect the following information for our credit assessment system:

●	basic personal background and demographic information, including name, ID, mobile number, bank card number, address, age, educational background, occupation and employment history;
●	third-party bureau data including credit history, application, overdue payments and blacklist information; credit card and bankcard transactional information, including spending power and behavioral patterns;

●	transactional information from e-commerce websites and other data provided by our business partners, including spending power, transaction history and high-risk transactions;
●	other information on an end user’s online behavior;
●	mobile device and carrier information and mobile data; and
●	for repeat end users, historical loan performance accumulated on our platform.
●	Module 3: risk management modeling

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

●	Module 4: credit pricing and credit strategy

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

●	Module 5: funding router

We connect to our financial partners’ systems in real time. We analyze the various aspects of a loan request and the characteristics of the borrower, and allocate the funding needs to the most suitable funding source based on the risk-and-return parameters specified by our financial partners and other asset preferences.

●	Module 6: independent credit assessment

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

●	Module 7: customer service and maintenance

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

●	Module 8: repayment management

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

●	Module 9: loan servicing

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

●	Module 1: fund aggregation and trade clearing

We aggregate over 4,400 public mutual fund products from 75 mutual fund asset management companies in our Hongdian trade clearing system that provide the users of our financial partners with a comprehensive selection of underlying assets. We are fully compliant with laws and regulations for trade clearing. In order to control risk of cash flow, our trading system is provided by Shenzhen Jinzheng, a large financial IT system provider in China, to ensure professional and accurate transaction execution.

●	Module 2: user assessment and modeling

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

●Module 3: portfolio construction

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

●	Module 4: transaction optimization

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

We define delinquency rate as outstanding principal balance of loans that were from 16 to 30 calendar days, from 31 to 60 calendar days and from 61 to 90 calendar days past due as a percentage of the total outstanding principal balance of the loans as of a specific date. Loans that are delinquent for more than 90 days are charged off in operating entities in PRC, while 60 days in operating entities in Australia. The following table provides our delinquency rates for all loans we facilitated as of December 31, 2021, 2022 and 2023, including both on-balance sheet loans and off-balance sheet loans.

	Delinquency rate by balance
	16 - 30 days	31 -60 days	61 - 90 days

December 31, 2021	1.00%	1.30%	1.18%
December 31, 2022	0.81%	1.56%	1.37%
December 31, 2023	0.26%	0.22%	0.27%

Starting from 2022, leveraging our technology platform, brand recognition as well as sound credit ratings, we further upgraded our business model to provide loan services and digital solutions to MSMEs, as a direct lender, facilitator and enabler. In 2023, amidst China’s sluggish macroeconomic recovery, we stayed relentlessly focused on our core strategy. As a direct lender, facilitator and enabler, we continue to provide lending services and digital solutions to the MSME ecosystem. In 2020, as part of our business transformation and in response to challenges caused by the COVID-19 outbreak, we significantly decreased our activities with funding partners who require us to share risks and abandoned the guarantee model. In 2021, we commenced facilitating loans for the SMEs, which primarily use the proceeds thereof for operational purposes and generally demonstrated better loan repayment performance. In addition, we continued to optimize our product matrix by focusing on our development of high-quality products, prioritizing asset quality over asset quantity, and partnering with high-caliber industry leaders, leading to improved loan repayment performance.

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

Our R&D lab is empowered by a team of experienced engineers dedicated to research and development. As of December 31, 2023, we had 14 technology employees, representing approximately 17% of our total employees. Our engineers are based in our headquarters in Beijing and our offices in Shanghai. We recruit most of our engineers from prestigious universities and hire experienced laterals from well-established internet and software companies. We compete aggressively for engineering talent to help us address challenges and maintain our technology advantages over our competitors. We have continued to invest significantly in research and development. In 2023, we incurred RMB0.1 million (US$0.02 million) in research and development expenses, primarily consisting of salaries and benefits for our research and development team.

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

International Expansion

We have set up seven joint ventures or subsidiaries outside of China to offer our solutions in additional markets in conjunction with local partners. In October 2017, we formed a joint venture named PIVOT Fintech Pte. Ltd. together with FWD Group and certain angel investors to provide robo-advisory services in Southeast Asia. In April 2018, we formed a joint venture named Avatec.ai (S) Pte. Ltd. together with United Overseas Bank Limited to offer credit services and solutions primarily in Southeast Asian countries. In addition, we set up Pintec Solutions Pte. Ltd. in Singapore in November 2018 as the international headquarters for our international business development. In April 2019, we acquired Infrarisk Pty Limited, an Australia-based SaaS company providing systems to lenders for managing the credit risk origination process. In 2020, we established a new portfolio of Fintechs, including Wagepay and Janko Loans, to provide automated credit service in Australia while leveraging open banking technologies. This move further validates that our lending technology stack is applicable to a wide variety of international markets. Furthermore, the Overseas Finance business unit was established to devise a holistic strategy to extend our financing service offerings globally. In September 2021, we disposed 85.0% of our equity interests in FT Synergy Pte. Ltd. (formerly known as Pintec Solutions Pte. Ltd.), while retaining the remaining 15.0%. In December 2021, we established a wholly-owned subsidiary Pintec Australia Pty Ltd (“Pintec Australia”) in Australia, which holds 50.0% of equity interests in Wagepay Pty Ltd, 50.0% of equity interests in Janko Loans Pty Ltd, 15.6% of equity interests in Leasgo Pty Ltd and 100.0% of equity interests in Suppy Pty Ltd. In May 2022, we approved the deconsolidation of Pintec Australia through the disposal of its 100% equity interest to recoup certain expenses incurred in relation to Pintec Australia and therefore eliminate its negative financial impacts on the Company. We are still looking for opportunities to expand our platforms beyond China. We expect to provide individuals and small businesses with timely access to low-cost credit through AI, data and automation technologies.

Competition

Consumer finance, wealth management and insurance are emerging industries in Mainland China. We enable our business and financial partners to provide innovative consumer finance, wealth management and insurance services to their customers. With respect to consumer finance enablement, OneConnect shares a similar business model with us where it provides technology enablement services to business partners and financial partners, and we compete with respect to acquiring partners and customers. Some independent platforms also provide such enablement services to partners as one segment of their business. With respect to wealth management and robo-advisory enablement, we compete with companies such as Yingmi.cn. We also compete across consumer finance, wealth management and insurance with platforms affiliated with major internet companies and business ecosystems in Mainland China, such as Lexin, 360 DigiTech and QuantGroup. In addition, our business and financial partners may develop their own in-house capabilities that compete with the services we currently provide. Some of our larger competitors have substantially broader product or service offerings and greater financial resources to support their spending on sales and marketing. We believe that our ability to compete effectively for business partners, financial partners and end users depends on many factors, including the variety of our modules and solutions, the diversity of our products, user experience with our solutions, the effectiveness of our risk management and the strength the partnership with our financial and business partners.

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Intellectual Property

We seek to protect our proprietary technology, including our risk management technologies and technology infrastructure, through a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure by confidentiality and non-compete agreements. We have registered 48 copyrights with the PRC National Copyright Administration. We have eight registered domain names that are currently used in our business and operations, including pintec.com, idumiao.com, ixuanji.com and hongdianfund.com. As of the date of this annual report, we have 66 registered trademarks, including the Chinese name for Dumiao, Hongdian, Myfin, Pintec and Anquying.

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

Insurance

We provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for our PRC-based employees. Meanwhile, we provide supplemental commercial medical insurance for all of our PRC-based employees. We do not maintain any property insurance policies covering equipment and other properties that is essential to our business operations, nor do we maintain business interruption insurance, general third-party liability insurance, product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in Mainland China.

Regulations

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC and our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign-Investment

The PRC Foreign Investment Law

The establishment, operation, and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law of the PRC, or the Company Law, which was issued by the Standing Committee of the National People’s Congress on December 29, 1993 and took effect on July 1, 1994. The Company Law was amended on October 26, 2018 and took effect on October 26, 2018. On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the third revised Company Law, which made further amendments such as improving the company’s establishment and exit system, optimizing the company’s organizational structure, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, etc., and will take effect on July 1, 2024. Unless otherwise provided in the PRC Foreign Investment Law, the provisions of the Company Law shall prevail.

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

According to the Administrative Measures for Personal Loans promulgated on February 2, 2024 by National Financial Regulatory Administration, or the NFRA, which will take effective on July 1, 2024, lenders shall not entrust a third party to complete the core matters of risk control in a loan investigation involving borrowers’ true intention, income level, debt status, source of proprietary funds and access of an external assessment agency, etc. For a loan of not more than RMB 200,000, if a lender may, through off-site indirect investigation, effectively verify the authenticity of relevant information and thus assess the risk of the borrower, it may simplify or eliminate on-site investigation (excluding loans for personal housing purposes). The lender shall require the borrower to sign the loan contract and other relevant documents in person. For a loan of no more than RMB 200,000, the relevant contracts and documents may be concluded through e-banking channels (excluding loans for personal housing purposes). Where a contract is signed in person, the lender shall make audio and video recordings of the signing process and properly keep the relevant videos.

We engage in microfinance businesses through a subsidiary in Ganzhou, Jiangxi Province, namely Ganzhou Aixin Micro Finance, which has obtained a microfinance license from the relevant local government authority. This microfinance license was updated in July 2023 and remains valid until August 2024.

Regulations Relating to Insurance Brokerage

The primary regulation governing insurance intermediary services is the PRC Insurance Law, originally enacted in 1995 and revised in 2015. According to the PRC Insurance Law, the China Insurance Regulatory Commission (which was integrated into the CBIRC with other governmental departments in April 2018) is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

The principal regulations governing insurance brokerage are the Provisions on the Supervision and Administration of Insurance Brokers, promulgated by the China Insurance Regulatory Commission in February 2018. According to these regulations, an insurance broker refers to an entity that receives commissions for providing intermediary services to policyholders and insurance companies to facilitate their entering into insurance contracts. An insurance broker established in Mainland China must meet the qualification requirements specified by the CBIRC and obtain a license from the CBIRC or its local branches to operate insurance brokerage business.

On March 12, 2002, the Circular of China Insurance Regulatory Commission on Distributing the Contents Related to Insurance Industry in the Legal Documents of China’s Accession to WTO, or the Circular 12, became effective and provided that foreign shareholders of a Chinese insurance broker shall (i) be foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; (ii) have established a representative office in Mainland China for two successive years; and (iii) have total assets of more than US$200 million at the end of the year preceding the investment application in a Chinese brokerage business. On October 30, 2019, the Opinions of the State Council on Furthering Effective Use of Foreign Capital was promulgated, which became effective the same day. The State Council presented several opinions to further the effective use of foreign capital, including canceling the years of business operation and the total assets requirements for foreign insurance brokerage institutions to operate insurance brokerage business. According to the Service Guide for the Establishment and Examination and Approval of Insurance Brokers, published by the CBIRC in September 2021, foreign shareholders of a Chinese Insurance Broker shall be (i) foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; and (ii) have total assets of more than US$200 million at the end of the year preceding the investment application in a Chinese brokerage business.

However, on December 3, 2021, the Notice of the CBIRC General Office on Clarifying Relevant Measures for the Opening up of the Insurance Intermediary Market was released and provided that overseas insurance brokerage companies with actual business experience and complying with the relevant provisions of the CBIRC are allowed to invest in and establish insurance brokerage companies in Mainland China to engage in insurance brokerage business. The relevant requirements that an investor that intends to establish a foreign-funded insurance brokerage company in Mainland China shall have more than 30 years of business experience in any WTO member country, have established a representative office in Mainland China for two consecutive years and have total assets of not less than US $200 million in the year prior to the application as prescribed in the Circular 12 shall no longer be implemented.

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

On September 20, 2023, the NFRA issued the Administrative Measures Governing Insurance Sales Practices, which will become effective on March 1, 2024. These Measures categorizes insurance sales activities of insurance companies and insurance intermediaries, including insurance brokers, into three phases namely pre-sales, in-sales, and post-sales activities, setting forth varied regulatory requirements on insurance sales activities in each phase:

●	Pre-sales: insurance brokers shall not engage in insurance sales activities beyond the approved business scope and regional scope. Insurance brokers shall assume the primary management responsibility for the insurance sales promotion information released by its sales personnel;
●	In-sales: insurance brokers shall not enter into insurance contracts with their clients using methods such as compulsory tie-in sale or default check on web pages;
●	Post-sales: insurance brokers shall establish archives management rules, properly maintain business archives, account books, business ledgers, personnel archives, client materials and audio-visual materials, electronic data, and other archive materials generated during traceability management.

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

In addition, the securities regulatory bureau of Beijing has issued the Circular of Regulating Fund Investment Recommendation Activities, or the Recommendation Circular, in 2021, which requires that a fund sales agency shall not provide any investment recommendations for fund portfolio strategies without the fund investment advisory licenses. The Recommendation Circular further prohibits institutions from developing new business of making recommendations for fund portfolio strategies in violation of the requirements of the Pilot Notice. Specifically, they shall not display or launch new fund portfolio strategies, provide existing fund portfolio strategies to new clients, or allow existing clients to make additional fund portfolio strategy investments. Moreover, the Recommendation Circular sets different rectification timelines for institutions with and without fund investment advisory licenses.

On February 17, 2023, the CSRC and the PBOC jointly issued Interim Provisions on the Regulation of Important Money Market Funds, effective on May 16, 2023, which requires fund sales agencies shall establish a risk reserve mechanism for important money market funds, under which the ratio of risk reserve set aside from the total sales revenue of important money market funds shall not be less than 20%, and it may be discontinued when the balance of the risk reserve reaches 0.25% of the sales volume of the important money market fund at the end of the previous quarter.

On February 24, 2023, Asset Management Association of China issued the Measures for Registration and Filing of Private Investment Funds, effective on May 1, 2023, which emphasizes that a fund sales agency should fulfill obligations in ensuring investor suitability, clearly disclose risks in investments and should not mislead consumers.

On December 8, 2023, the CSRC released the Measures on Supervision and Administration of Privately Raised Investment Funds (Draft for Comment), which requires the private fund sales agencies shall fully and comprehensively explain the relevant terms of the fund contract to investors and shall not collect investment funds from investors before the signing of the fund contract. Where a private fund sales agency raises funds from a natural person, it shall record or videotape the whole process, establish, and improve the mechanism of follow-up confirmation and cooling-off period, and improve the supporting trace-keeping arrangement if raising through the Internet or other off-site methods. Private fund sales agencies shall also prepare and properly keep records and other relevant information on private fund investment decisions, transactions, due diligence of investors, and suitability management of the investors. The retention period shall not be less than 20 years from the date of the liquidation of relevant private funds.

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

In October 2016, six PRC regulatory agencies, including the China Banking Regulatory Commission, the Office of the Central Leading Group for Cyberspace Affairs and the Ministry of Education, jointly issued the Notice on Further Strengthening the Rectification of Campus Online Lending, or Rectification of Campus Online Lending Notice. The Rectification of Campus Online Lending Notice strengthens and details the remediation measures for online lending businesses focusing on students, or campus online lending, and provides the following:

●	Online lending services may not be provided to college students under the age of 18.
●	For college students over 18 years old, the person engaging in campus online lending must verify the secondary repayment source of such borrower, which could be the borrower’s parents, guardian, or other custodian, obtain written undertaking documents consenting to the loan and the repayment guarantee from the secondary repayment source of such borrower, and verify the identity of the secondary repayment source of such borrower through the phone or other methods.
●	False and fraudulent advertising and promotion through the use of discriminatory and misleading language or other methods, and the distribution of false or incomplete information to mislead college students borrowers, are prohibited.
●	Publicizing or promoting lending services at physical locations (excluding electronic means such as the internet) either by persons engaging in campus online lending themselves or by a third party is prohibited.
●	Usurious loans in disguised forms such as charging various fees such as procedure fees, overdue fines, service fees and recovery fees, and forcing repayment by illegal collection, are prohibited.

In addition, the Rectification of Campus Online Lending Notice requires that the person engaging in campus online lending shall establish three mechanisms as follows:

●	borrower qualification examinations and classification systems to ensure that the borrowers have the repayment capacity for the loan pursuant to the relevant agreement;
●	risk monitoring systems to further strengthen information disclosure and to provide risk warnings to borrowers, and ensure that the lending procedures and the key elements of the loan are open and transparent; and
●	customer information protection mechanism by implementing the Order for the Protection of Telecommunication and Internet User Personal Information and other relevant criteria and by conducting information system gradation registration and testing, to strengthen customer information protection and ensure the legality and information security during the collection, settlement and use of lenders’ and borrowers’ information.

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

In April 2017, the China Banking Regulatory Commission issued the Guidelines on Prevention and Control of the Risks in Banking Industry, to further emphasize the relevant requirements on campus online lending businesses provided in the Rectification of Campus Online Lending Notice, which include prohibitions on:

●	marketing to individuals unable to repay loans;
●	providing online lending service to college students under the age of eighteen;
●	conducting false and fraudulent advertising and promotion; and
●	providing usurious loans in disguised forms.

In May 2017, the China Banking Regulatory Commission, the Ministry of Education and the Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the Circular 26. This circular provides that:

●	Commercial banks and policy banks may research and develop financial products and provide loans that provide general assistance to college students and support them in areas such as learning and training, consumption and entrepreneurship, and provide customized and quality financial services to college students with reasonable credit limits and interest rates.
●	Any entity established without approval of the relevant banking regulatory authority shall not provide any credit services to college students so as to eliminate fraud, usurious loans or violent loan collections.
●	All campus online lending businesses conducted by online lending information intermediaries shall be suspended and the outstanding balance of online campus lending loans shall be gradually reduced to zero.

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

Regulations Relating to Financing Guarantee

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, effective as of October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantees to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee businesses. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate a financing guarantee business without such approval. If any entity violates these regulations and operates a financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$70,595) to RMB1,000,000 (US$141,189), and confiscation of any illegal gains, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

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

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in Mainland China is regulated from a national security standpoint. The Decisions on Preserving Internet Security, originally enacted by the Standing Committee of the National People’s Congress in 2000, subject violators to potential criminal punishment in Mainland China for any effort to: (i) gain improper entry into a computer or system of strategic importance, (ii) disseminate politically disruptive information, (iii) leak state secrets, (iv) spread false commercial information or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and its local branches may revoke its operating license and shut down its websites.

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

On December 8, 2022, the MIIT issued the Measures for Data Security Administration in the Industry and Information Technology Sector (Trial), or the Administration Measures, which became effective on January 1, 2023. The Administration Measures stipulates that industrial and telecoms data processors shall implement hierarchical management of industrial and telecoms data, which will be classified into three levels according to the relevant regulations, including general data, important data and core data. The Administration Measures also stipulates certain obligations of industrial and telecoms data processors in relation to the implementation of data security systems, key management, data collection, data storage, data usage, data transmission, data provision, data disclosure, data destruction, security audits and contingency planning. Industrial and telecoms data processors shall file their catalogues of important data and core data with the local industrial regulatory authorities for the record.

On February 24, 2023, the Cyberspace Administration of China issued the Measures for the Standard Contract for Cross-border Transfer of Personal Information and the Standard Contract for Cross-border Transfer of Personal Information (the “SCC”), which became effective from June 1, 2023. Pursuant to the Measures for the Standard Contract for Cross-border Transfer of Personal Information, for personal information cross-border transfer that do not trigger the security assessment, the activity of transferring personal information abroad may be carried out after the SCC enters into force. Meanwhile, personal information processor shall, within 10 working days after the SCC enters effect, apply for filing with the cyberspace administration at the provincial level by submitting the SCC and a personal information protection impact assessment report. The SCC shall be concluded in strict accordance with the Annex of the Measures for the Standard Contract for Cross-border Transfer of Personal Information, stipulating several obligations on the personal information processor and the overseas recipient to protect the rights and interests of the subject of personal information.

On July 21, 2023, the MIIT promulgated the Notice of Carrying out the Filing of Mobile Internet Applications, or the Notice 105, which came into effect on the same date. According to the Notice 105, App developers engaged in Internet information services within the territory of the PRC shall undergo the filing formalities in accordance with the Law of the PRC on Combating Telecom and Online Fraud, the Administrative Measures on Internet Information Service, and other provisions. Those that fail to do so shall not engage in app-related Internet information services. Meanwhile, Apps that have started business before the issuance of the Notice 105 shall, as required by the Notice 105, undergo through their network access service providers and distribution platforms the filing formalities with the provincial-level communications administration where its domicile is located from September 2023 to March 2024.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law, which was originally promulgated in 1990, and related rules and regulations. A revised Copyright Law was published in November 2020 and became effective in June 2021. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patent. The Patent Law, which was originally promulgated in 1984, as latest amended on October 17, 2020, and became effective on June 1, 2021, and the Implementation Rules of the Patent Law of the PRC (Revised in 2023) most recently amended on December 11, 2023, and took effect on January 20, 2024, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted must have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications.

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

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in Mainland China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

●	the primary location of the day-to-day operational management and the places where the “de facto management bodies” perform their duties are in the PRC;
●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;
●	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and
●	50% or more of voting board members or senior executives habitually reside in the PRC.

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

Accordingly, Romantic Park Hong Kong Limited (HK)Next Hop Hong Kong Limited, our wholly owned subsidiaries in Hong Kong, may be able to enjoy the 5% withholding tax rate for the dividends they receive respectively from Aixin Chengdu, their wholly-owned subsidiaries in China, if they satisfy the conditions prescribed under Circular 81, the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

In 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19. This notice, which became effective in 2015 was amended in December 2019 and March 2023, has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises and lifted some foreign exchange restrictions. However, Circular 19 continues to prohibit foreign-invested enterprises from among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

In June 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, which became effective on the same day and was amended in December 2023. Compared to Circular 19, Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying bank loans in Renminbi that have been sub-lent to the third party.

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

Notes:

(1)	Mr. Wei Hu and Mr. Yudong Zheng holds 99% and 1% shareholding of Beijing Xinshun Dingye Technology Co., Ltd., respectively. None of the shareholders of Beijing Xinshun Dingye Technology Co., Ltd. is a shareholder, director, officer or employee of the Company.
(2)	Beijing Xinshun Dingye Technology Co., Ltd. and Mr. Wei Hu holds 60% and 40% shareholding of Beijing Hongdian Fund Distributor Co., Ltd., respectively. Mr. Wei Hu is not a shareholder, director, officer or employee of the Company.
(3)	Mr. Jun Lang and Mr. Yin Zhu holds 50% and 50% shareholding of Pintec Jinke (Beijing) Information Technology Co., Ltd., respectively. None of the shareholders of Pintec Jinke (Beijing) Information Technology Co., Ltd. is a shareholder, director, officer or employee of the Company.
(4)	Mr. Xingding Han and Mr. Tixin Li holds 78% and 22% shareholding of Anquying (Tianjin) Technology Co., Ltd., respectively. Mr. Tixin Li has served as a director of the Board of Pintec Technology Holdings Limited since January 2022. Mr. Xingding Han is not a shareholder, director, officer or employee of the Company.

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

Jimu Box used to be the single largest funding source for loans facilitated through our platform since our inception to 2018. Jimu Box was the funding source for 0.2%, 0.3% and 0.4% of the outstanding loans facilitated through our platform as of December 31, 2021, 2022 and 2023, respectively. We have not been receiving any further funding from Jimu Box since February 15, 2020. In the past, we also relied on Jimu Group’s brand to have more accessible funding sources by way of relying on certain guarantee arrangement between Jimu Group and our financial partners. We ceased our reliance on Jimu Group for the provision of guarantee services in 2019.

Jimu Box was previously involved in providing credit enhancement to individual investors for loans that we have referred and funded through Jimu Group, but it discontinued this practice in 2018. Effective April 1, 2019, Jimu Group required that we provide credit enhancement for the loans we facilitated that were funded through Jimu Box. We and Jimu Group entered into a supplement to the information service cooperation agreement in December 2019, pursuant to which both parties agree to settle all transactions under the information service cooperation agreement occurring prior to January 1, 2020, and that we will not bear any guarantee obligation for transactions occurring after January 1, 2020. In addition, we entered into two loan agreements with Jimu Group on July 19, 2019, to formally document the amounts due from Jimu Group that were attributable to the cash advances we made to Jimu Group outside of the ordinary course of business prior to May 31, 2019. As of December 31, 2019, the principal amount due under the U.S. dollar-denominated loan agreement was US$18.4 million, and the principal amount due under the Renminbi-denominated loan agreement was RMB154.6 million. As of December 31, 2019, we had RMB866.0 million in amounts due from Jimu Group, including the amounts due under these loans, as compared to RMB4.5 million in amounts due to Jimu Group. The U.S. dollar-denominated loan matured on January 31, 2020 but Jimu Group failed to repay the amount due by the maturity date. The Renminbi-denominated loan matures on January 31, 2022. We have officially initiated the collection process and formally notified Jimu Group for the repayment of the outstanding balances. However, we determined that it was not probable for the amounts due from Jimu Group to be collected or recovered as a result of Jimu Group’s insolvency. As of December 31, 2019, we made a provision of RMB856.0 million for the amount due from Jimu Group. We had a reversal of RMB6.7 million (US$1.1 million) and a reversal of RMB0.3 million (US$0.04 million) for the year ended December 31, 2021 and 2023 due to the collection received from Jimu Group. We made an additional provision of RMB1.6 million for the year ended December 31, 2022. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group” for more details.

We entered into a series of agreements with Jimu Group with respect to our pre-IPO reorganization and the post-reorganization relationship between us and Jimu Group, including a master transaction agreement, a cooperation framework agreement, a non-competition agreement and an intellectual property license agreement. The following are summaries of these agreements.

Master Transaction Agreement

The master transaction agreement contained provisions relating to our pre-IPO reorganization and our ongoing relationship with Jimu Group after the reorganization. Pursuant to this agreement, we were responsible for all financial liabilities associated with our business, whether current or historical, and operations that have been conducted by or transferred to us, and Jimu Group is responsible for financial liabilities associated with all of Jimu Group’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contained indemnification provisions under which we and Jimu Group agree to indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

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

The master transaction agreement also contained a general release, under which the parties shall release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement of which our prospectus formed a part, including in connection with the activities undertaken to implement our initial public offering. The general release did not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.

The master transaction agreement automatically terminated at the fifth anniversary after October 29, 2018 pursuant to the terms of such agreement. The termination of this agreement does not affect the validity and effectiveness of the cooperation framework agreement, the non-competition agreement and the intellectual property license agreement.

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

Equity Pledge Agreement. Our PRC subsidiaries have entered into an equity pledge agreement with each shareholder of our variable interest entities. Pursuant to these equity pledge agreements, each shareholder of our variable interest entities has pledged all of his or her equity interest in our variable interest entities to our PRC subsidiaries to guarantee the performance by such shareholder and our variable interest entities of their respective obligations under the exclusive business cooperation agreements, the power of attorney, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If our variable interest entities or any of their shareholders breach any obligations under these agreements, our PRC subsidiaries, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of our variable interest entities agrees that before his or her obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of our PRC subsidiaries. These equity pledge agreements will remain effective until our variable interest entities and their shareholders discharge all their obligations under the contractual arrangements, except that the equity pledge under (i) the equity pledge agreement entered into by and among Aixin Beijing, Beijing Hongdian and Beijing Hongdian’s shareholders,(ii) the equity pledge agreement entered among Aixin Beijing, Xinshun Dingye and Xinshun Dingye’s shareholders and (iii) the equity pledge agreement entered among Aixin Beijing, Beijing Jinke and Beijing Jinke’s shareholders, would not be deemed validly created until it is registered with the competent government authorities.

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

In the opinion of Shihui Partners, our PRC counsel, the ownership structures of our variable interest entities, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under (i) the equity pledge agreement entered into by and among Aixin Beijing, Beijing Hongdian and Beijing Hongdian’s shareholders,(ii) the equity pledge agreement entered among Aixin Beijing, Xinshun Dingye and Xinshun Dingye’s shareholders, would not be deemed validly created until it is registered with the competent government authorities and (iii) the equity pledge agreement entered among Aixin Beijing, Beijing Jinke and Beijing Jinke’s shareholders. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

D.   Property, Plant and Equipment

Our corporate headquarters are located in Beijing, China, where we leased office space with an area of approximately 493.2 square meters as of December 31, 2023. We lease our premises from unrelated third parties under three operating lease agreements. The three leases will expire in October 2024, November 2024 and October 2025, respectively. As of December 31, 2023, we also leased office space in Sichuan province, China, with an area of approximately 485.33 square meters. We also lease office space in Ganzhou, Jiangxi province, the lease of which will expire in December 2023. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

In December 2020, we purchased a commercial property with a total construction area of approximately 15,700 square meters located in Yinchuan, Ningxia province, China. The state-owned construction land use right in relation to this property will expire in April 2044. Sky City holds the commercial property and state-owned construction land use right in relation to the property, so that we no long hold such property and rights since all equity interests of all our directly and indirectly wholly owned subsidiaries of Sky City have been transferred to Otov along with and as a part of the transfer of one ordinary share of Sky City, see “Item 4. Information on the Company—A. History and Development of the Company”.

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

We generate our revenues primarily from technical service fees, installment service fees and wealth management service fees. We generate technical service fee revenue by providing online credit assessment, referral services and post-lending management services, collectively, guarantee services and risk control services. We generate installment service fee revenue through the point-of-sale installment payment services that we provide to the users of the business partners’ platforms or the provision of personal and business installment loans to borrowers.  We earn wealth management service fee from commission on financial products distributed through our platform that were sold by these asset management companies, and from providing brokerage service for insurance companies. Historically, installment service fees are recognized on a gross basis, with the interest from the borrower recognized as revenue and the corresponding funding cost recognized as cost of revenues. We have not used outsourcing funding since 2022 and no such funding cost incurred during the period. As of December 31, 2023, we bore credit risk in connection with a small fraction of the loans that we facilitate. See “—Funding Sources and Credit Risk.”

We experienced significant growth in the first three years after we launched our platform in June 2015, until challenges facing the consumer finance industry in the second half of 2018. In 2021, 2022 and 2023, we processed approximately 1.2 million, 0.1 million and 0.4 thousand in loan applications, respectively, and facilitated a total of approximately RMB0.8 billion, RMB0.2 billion and RMB0.1 billion (US$0.01 billion) in loans, respectively. Due to the continued effect from the difficult environment in the second half of 2018, our revenues decreased since 2019 and recorded RMB173.2 million in 2021, RMB74.6 million in 2022 and RMB52.7 million (US$7.4 million) in 2023, respectively.

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

Ability to Collaborate with Financial Partners

The growth of our business will depend on our ability to seek sufficient funding sources for the loans that we facilitate. Jimu Box was the funding source for 0.2%, 0.3% and 0.4% of the outstanding loans facilitated through our platform as of December 31, 2021, 2022 and 2023, respectively. We did not have any further funding from Jimu Box since February 15, 2020. We are likely to need more capital as we acquire additional financial partners, expand our business in both domestic and international markets, and explore other funding product types.

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

Impact of COVID-19

Our loan volume in 2022 decreased by 75% compared with that of 2021, primarily because we continued to vigilantly manage our risk profile amid the COVID-19 pandemic, and as a result facilitated fewer loans in 2022. Our loan volume in 2023 decreased by 49% compared with that of 2022, primarily due to strategic change of the Company to focusing on small and medium size enterprise lending. During 2022, the government adopted stricter quarantine and lockdown policies in China’s major cities such Beijing, Shanghai, and Guangzhou in response to the increases in COVID-19 infection cases. We have taken measures in response to the outbreak to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees and cancelling business meetings and travel, which may adversely impact to our business to a certain extent. Furthermore, in part in response to the challenges, we are now shifting our business focus by increasing the digital-centric services and substantially reducing our risk-sharing services.

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

Jimu Box, the online consumer finance platform operated by Jimu Group, was the single largest funding source for loans facilitated through our platform in the past. J Jimu Box was the funding source for 0.2%, 0.3% and 0.4% of the outstanding loans facilitated through our platform as of December 31, 2021, 2022 and 2023, respectively. We did not have any further funding from Jimu Box since February 15, 2020.

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

As of December 31, 2023, we had RMB846.7 million in current amounts due from Jimu Group and nil in non-current amounts. Since Jimu Group became insolvent and announced its exit from the online lending platform business in February 2020 pursuant to relevant regulations, there are significant outstanding balances on its platform unpaid to investors that have priority over any other debts, including the balance due to us. We determined that it was not probable for the amounts due from Jimu Group to be collected or recovered and made provisions accordingly. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group” for more details.

We have acted as a business counterparty with Jimu Group including loan borrower referrals and collection channel. For purpose of repayments to Jimu Box’s online platform lenders, the repayments from borrowers in connection with the remaining loans funded by Jimu Box has been collected through us and repaid to Jimu Box’s online lenders through custody bank account of Jimu Group. As the custody bank account of Jimu Group established for online lending platform business has been frozen following its insolvency and exit from online lending platform business in February 2020, in order to facilitate Jimu Box’s platform unwinding plan, we entered into an agreement with Jimu Group, under which we are obligated to transfer principal and interest collected from the borrowers to the party designed by Jimu Group for purpose of Jimu Box’s online borrowers’ repayment to lenders. In September 2020, we paid RMB100.0 million to the party designated by Jimu Group according to the agreement and plan to do so for all collected amount of related loans. As of December 31, 2023, we had RMB298.8 million due to Jimu Group. During the year ended December 31, 2023, the collection received by us from borrowers was RMB4.4 million, resulting increase in due to Jimu Group.

We entered into a series of agreements with Jimu Group with respect to our pre-IPO reorganization and the post-reorganization relationship between us and Jimu Group. For a description of the terms of these agreements, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.”

Funding Sources and Credit Risk

Our goal is to act as a financial solutions provider and to reduce the credit risk we take on the loan products that we facilitate. However, independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. To address the market challenges, in 2019, we had credit risk for a higher proportion of our funding than we did at the time of our initial public offering. Starting from 2020, aligned with our strategic shift of business focus towards providing digital-centric services, we have gradually reduced a significant portion of our technical services using a risk-sharing model, leading to lower credit risk (without taking into account the impact of COVID-19). In 2023, we continued to vigilantly manage our risk profile, aiming to further refine our asset quality.

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

Balance sheet. The financing receivables on our balance sheet are generated primarily from our use of trust arrangements and other structured finance products in 2020. As of December 31, 2023, we had ended the trust arrangement and recorded short-term financing receivables, net, of RMB61.5 million (US$8.7 million) and long-term financing receivables, net, of nil primarily from our own fund.

Funding debts represent the proceeds from individual investors through Jimu Box and other financial partners, the asset-backed securitized debts, the consolidated trusts or the unsecured general loan from an individual lender and a shareholder that we use to fund our financing receivables. We had nil short-term funding debts and nil long-term funding debts as of December 31, 2023.

We estimate the loss rate of financing receivables on a pool basis by taking into consideration the historical delinquency rate by vintage, adjusted by correlated industrial and macro-economic factors, and other pertinent information in assessing future performance of the loan portfolio. We monitor the delinquency status by vintage of origination and write off delinquent loans timely when the loans become uncollectible. We had a reverse of provision for credit losses related to financing receivables of RMB0.6 million (US$0.1 million) for the year ended December 31, 2023.

For those off-balance-sheet loans where we provide a financial guarantee to the financial partner who funds the loans, we account for the financial guarantee at fair value on the balance sheet as a financial guarantee liability. As of December 31, 2023, the maximum potential future payment that we could be required to make would be RMB0.4 million (US$0.1 million). We expect our financial guarantee liabilities to decrease in 2024 as we reduce the risk-sharing services and gradually cease to provide financial guarantees for loans that are funded through financial partners.

The following table presents information about our sources of funds for the year ended December 31, 2023.

	For the Year Ended December 31, 2023
	RMB	US$	%

	(in thousands)
Point-of-sale installment loans	520	73	0.84%
- Online consumer finance platform	35	5	0.06%
- Non-structured direct funding	470	66	0.76%
- Unsecured general loan and others*(l)	15	2	0.02%
Personal installment loans	346	49	0.56%
- Online consumer finance platform	231	33	0.37%
- Trusts and other structured finance*	29	4	0.05%
- Non-structured direct funding	86	12	0.14%
Unsecured general loan and others*(l)	—	—	0.00%
Business installment loans	61,351	8,662	98.60%
- Non-structured direct funding	—	—	0.00%
- Unsecured general loan and others*(l)	61,351	8,662	98.60%
Total	62,217	8,784	100.00%
(1)	Others include receivables held by Ganzhou Aixin Micro Finance and Minheng using in-house funding.
*	On balance sheet sources.

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the two tables below.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Total revenues	173,240	74,568	52,717	7,443
Total amount of loans facilitated during the period	819,558	201,763	101,910	14,389
- Point-of-sale installment loans	25,619	5,639	—	—
- Personal installment loans	644,621	71,654	—	—
- Business installment loans	76,734	124,470	101,910	14,389
- International installment loans	72,584	—	—	—
Outstanding balance	219,782	95,058	62,217	8,784
Point-of-sale installment loans	28,845	5,192	520	73
- On-balance sheet	247	14	50	7
- Off-balance sheet	28,598	5,178	470	66
Personal installment loans	132,911	3,092	346	49
- On-balance sheet	18,470	105	260	37
- Off-balance sheet	114,441	2,987	86	12
Business installment loans	51,014	86,774	61,351	8,662
- On-balance sheet	50,809	86,774	61,351	8,662
- Off-balance sheet	205	—	—	—
International installment loans	7,012	—	—	—
- On-balance sheet	7,012	—	—	—
Net loss	(108,820)	(196,557)	(81,254)	(11,472)
Adjusted net loss (1)	(105,027)	(192,023)	(88,138)	(12,444)
Total operating expenses	(154,857)	(93,412)	(56,219)	(7,938)
Adjusted operating expenses (1)	(151,064)	(88,878)	(63,103)	(8,909)
(1)	Adjusted net loss and adjusted operating expenses are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most comparable GAAP measures, see “Non-GAAP Financial Measures.”

	For the Years Ended December 31,
	2021	2022	2023

	(in thousands)
Cumulative registered users as of the end of the period	52,124	52,217	44,547
Unique borrowers for the period	76	8	—
Unique borrowers of point-of-sale installment loans	15	3	—
Unique borrowers of personal and business installment loans	61	5	—
Number of loans facilitated during the period	114	14	—
Number of point-of-sale installment loans facilitated	25	9	—
Number of personal and business installment loans facilitated	89	5	—

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

The table below sets forth a reconciliation of these non-GAAP financial measures for the periods indicated.

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Total operating expenses	(154,857)	(93,412)	(56,219)	(7,938)
Add: share-based compensation expenses	3,793	4,534	(6,884)	(972)
Adjusted operating expenses	(151,064)	(88,878)	(63,103)	(8,910)
Net loss	(108,820)	(196,557)	(81,254)	(11,472)
Add: share-based compensation expenses	3,793	4,534	(6,884)	(972)
Adjusted net loss	(105,027)	(192,023)	(88,138)	(12,444)

Key Components of Results of Operations

Revenues

Our revenues are derived from technical service fees, installment service fees and wealth management service fees and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Technical service fees	115,272	66.5	51,571	69.2	23,929	3,379	45.4
Installment service fees	16,949	9.8	14,143	19.0	13,494	1,905	25.6
Wealth management service fees and others	41,019	23.7	8,854	11.8	15,294	2,159	29.0
Total revenues	173,240	100.0	74,568	100.0	52,717	7,443	100.0

We generate technical service fee revenue by providing online credit assessment and referral services, post-lending management services, risk control service and, historically, financial guarantee services. We also receive fees contingent on future events, such as penalty fees for early repayments as well as fees for collection services for late payments. Prior to 2018, we bore minimal credit risk for providing technical services. Independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. In 2018, we began to share the credit risks for off-balance-sheet loans with select financial partners due to market challenges. Revenues from our risk-sharing model accounted for approximately 23.5%, 18.7% and 2.2% of our technical service fees for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Cost of Revenues

The following table sets forth our cost of revenues, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Funding cost	(583)	(0.3)	(22)	(0.0)	(9,732)	(1,374)	(18.5)
Reversal/(Provision) for credit losses	1,934	1.1	(22,382)	(30.0)	554	78	1.1
Origination and servicing cost	(94,186)	(54.4)	(41,291)	(55.5)	(32,153)	(4,540)	(61.1)
Recover of guarantee	4,689	2.7	1,082	1.5	3,140	443	6.0
Service cost charged by the related party	(1,574)	(0.9)	(75)	(0.1)	—	—	—
Total cost of revenues	(89,720)	(51.8)	(62,688)	(84.1)	(38,191)	(5,393)	(72.5)

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

Gross Profit

The following table sets forth our gross loss and profit, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Total revenues	173,240	100.0	74,568	100.0	52,717	7,443	100.0
Cost of revenues	(89,720)	(51.8)	(62,688)	(84.1)	(38,191)	(5,393)	(72.5)
Gross profit	83,520	48.2	11,880	15.9	14,526	2,050	27.5

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

That being said, we do aim for a positive gross margin on each of our solutions. On a partner-by-partner basis, our gross margin tends to rise as our relationship with a business partner develops. This is both because the proportion of higher-margin personal and business installment loan solutions grows as our relationship with a partner matures and because a partner who comes to recognize the mutually beneficial nature of our relationship is more likely to negotiate mutually beneficial terms. More favorable terms with our business partners and end users have been one of the significant reasons for the improvement in our gross margin since 2016. Our gross margin was 48.2%, 15.9% and 27.5% for the years ended December 31, 2021, 2022 and 2023, respectively.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Sales and marketing expenses	(40,936)	(23.6)	(27,154)	(36.4)	(19,635)	(2,772)	(37.2)
General and administrative expenses	(88,111)	(50.9)	(50,298)	(67.5)	(22,667)	(3,200)	(43.0)
Research and development expenses	(22,714)	(13.1)	(15,960)	(21.4)	(123)	(17)	(0.2)
Impairment loss of long-lived assets	(3,096)	(1.8)	—	—	(13,794)	(1,948)	(26.2)
Total operating expenses	(154,857)	(89.4)	(93,412)	(125.3)	(56,219)	(7,937)	(106.6)

Sales and marketing expenses

Our sales and marketing expenses consist primarily of salaries and benefits (including share-based compensation) for employees involved in sales and marketing functions and advertising and marketing promotion fees. Advertising and marketing promotion fees represent amounts we pay for brand awareness. We expense all sales and marketing costs as incurred. Our sales and marketing expenses as a percentage of our total revenues increased in 2022 from 2021 and continued to increase in 2023 from 2022, primarily due to a decrease in our total revenues while the percentage of our manpower investment in sales and marketing remained relatively stable, such that our total revenues decreased at a greater pace compared to our sales and marketing expenses. In 2021, our sales and marketing expenses decreased primarily due to a decrease in staff cost. In 2022, our sales and marketing expenses decreased primarily due to a decrease in staff cost and professional fees which are mainly IT service fees and data purchase fees for directing traffic to our platform. In 2023, our sales and marketing expense decreased primarily due to a decreased in rental expenses and marketing promotion fees.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and benefits (including share-based compensation) and related expenses for employees involved in general corporate functions, including finance, legal and human resources. We also incurred bad debt expenses in 2021, 2022 and 2023 in connection with provision for credit losses on receivable for technical service fees, wealth management service fee as well as amounts due from Jimu Group, which are classified under general and administrative expenses. Other general and administrative expenses include rental expenses, professional fees and depreciation expenses of property, plant and equipment related to general and administrative expenses. In 2021, our general and administrative expenses decreased from 2020, primarily due to a decrease in bad debt provision expense and professional fees. In 2022, our general and administrative expenses decreased from 2021, primarily due to a decrease in our staff cost and professional fees. In 2023, our general and administrative expenses decreased from 2022, primarily due to decrease in staff cost, bad debt provision expense and share-based compensation.

Research and development expenses

Our research and development expenses consist primarily of salaries and benefits (including share-based compensation) for employees involved in research and development functions. We expense all research and development costs as incurred. Our research and development expenses increased as a percentage of our total revenues in 2021, 2022 and 2023, primarily due to a decrease in our total revenues while we would adjust our manpower investment in research and development according to the change of revenue scale, such that our total revenues decreased at a greater pace compared to our research and development expenses. In 2022, our research and development expenses decreased, primarily due to a decrease in staff cost and rental expense. In 2023, our research and development expenses decreased, primarily due to decrease in staff cost and share-based compensation.

Impairment loss of long-lived assets

We recorded impairment loss of long-lived assets of RMB3.1 million associated with software copyright, trademark and customer relationship, considering the tightening regulation and changing market environment in 2021. Impairment loss of long-lived assets was nil and RMB13.8 million (US$1.9 million) in 2022 and 2023, respectively.

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

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues:
Technical service fees	115,272	66.5	51,571	69.2	23,929	3,379	45.4
Installment service fees	16,949	9.8	14,143	19.0	13,494	1,905	25.6
Wealth management service fees and others	41,019	23.7	8,854	11.8	15,294	2,159	29.0
Total revenues	173,240	100.0	74,568	100.0	52,717	7,443	100.0

Cost of revenues:
Funding cost	(583)	(0.3)	(22)	(0.0)	(9,732)	(1,374)	(18.5)
Reversal/(Provision) for credit losses	1,934	1.1	(22,382)	(30.0)	554	78	1.1
Origination and servicing cost	(94,186)	(54.4)	(41,291)	(55.5)	(32,153)	(4,540)	(61.1)
Recover of guarantee	4,689	2.7	1,082	1.5	3,140	443	6.0
Service cost charged by the related party	(1,574)	(0.9)	(75)	(0.1)	—	—	—
Cost of revenues	(89,720)	(51.8)	(62,688)	(84.1)	(38,191)	(5,393)	(72.5)

Gross profit	83,520	48.2	11,880	15.9	14,526	2,050	27.5

Operating expenses:
Sales and marketing expenses	(40,936)	(23.6)	(27,154)	(36.4)	(19,635)	(2,772)	(37.2)
General and administrative expenses	(88,111)	(50.9)	(50,298)	(67.5)	(22,667)	(3,200)	(43.0)
Research and development expenses	(22,714)	(13.1)	(15,960)	(21.4)	(123)	(17)	(0.2)
Impairment loss of long-lived assets	(3,096)	(1.8)	—	—	(13,794)	(1,948)	(26.2)
Total operating expenses	(154,857)	(89.4)	(93,412)	(125.3)	(56,219)	(7,937)	(106.6)

Operating loss	(71,337)	(41.2)	(81,532)	(109.4)	(41,693)	(5,887)	(79.1)

Loss from disposal of a subsidiary	(5,498)	(3.2)	(2,176)	(2.9)	(38,883)	(5,490)	(73.8)
Impairment loss of long-term investments	—	—	(86,600)	(116.1)	—	—	—
Interest expenses, net	(32,453)	(18.7)	(24,138)	(32.4)	(4,470)	(631)	(8.5)
Other income, net	7,340	4.2	411	0.6	(10,109)	(1,427)	(19.2)
Loss before income tax expense	(101,948)	(58.9)	(194,035)	(260.2)	(95,155)	(13,435)	(180.6)
Income tax expense	(6,872)	(4.0)	(2,522)	(3.4)	13,901	1,963	26.4
Net loss	(108,820)	(62.9)	(196,557)	(263.6)	(81,254)	(11,472)	(154.2)

Other comprehensive (loss)/income	(10,793)	(6.2)	6,565	8.8	12,328	1,741	23.4

Total comprehensive loss	(119,613)	(69.1)	(189,992)	(254.8)	(68,926)	(9,731)	(130.8)

Year ended December 31, 2023 compared with year ended December 31, 2022

Revenues

Our total revenue decreased by 29.3% from RMB74.6 million in the year ended December 31, 2022 to RMB52.7 million (US$7.4 million) in the year ended December 31, 2023. This decrease was mainly due to the decrease in risk control service fee and guarantee service included in technical service in 2023.

Technical service fees. Technical service fees decreased by 53.6% from RMB51.6 million in the year ended December 31, 2022 to RMB23.9 million (US$3.4 million) in the year ended December 31, 2023, primarily due to a decrease in risk control service fee and guarantee service in the year ended December 31, 2023 as we shifted business focus towards providing digital-centric services and reduced a significant portion of our technical services using a risk-sharing model.

Installment service fees. Installment service fees decreased by 4.6% from RMB14.1 million in the year ended December 31, 2022 to RMB13.5 million (US$1.9 million) in the year ended December 31, 2023. The decrease in revenues from installment service fees in 2023 was primarily due to a decrease in on-balance-sheet point-of-sale loans and personal loan.

Wealth management service fees and others. Wealth management service fees and others increased by 72.7% from RMB8.9 million in the year ended December 31, 2022 to RMB15.3 million (US$2.2 million) in the year ended December 31, 2023. The increase was primarily due to an increase in our transaction volume in insurance brokerage business in 2023, resulting in an increase of approximately 7.1 million in commission fees earned from insurance brokerage service.

Cost of revenues

Cost of revenues decreased by 39.1% from RMB62.7 million in the year ended December 31, 2022 to RMB38.2 million (US$5.4 million) in the year ended December 31, 2023.

Funding cost. Funding cost, consisting primarily of interest expenses, increased by 44136.4% from RMB22.1 thousand in the year ended December 31, 2022 to RMB9.7 million (US$1.4 million) in the year ended December 31, 2023. This increase was primarily due to out-of-period adjustments from prior years in amount of RMB9.3 million.

Reversal/(Provision) for credit losses. Provision for credit losses changed from RMB22.4 million in the year ended December 31, 2022 to reversal for credit losses of RMB0.6 million (US$0.1 million) in the year ended December 31, 2023. The change in 2023 was primarily attributable to collections of financing receivables from business installment loan borrowers.

Origination and servicing cost. Origination and servicing cost decreased by 22.1% from RMB41.3 million in the year ended December 31, 2022 to RMB32.2 million (US$4.5 million) in the year ended December 31, 2023, primarily due to the credit assessment cost. Origination and servicing cost as a percentage of the total revenue had a slight increase for the year ended December 31, 2023 compared to 2022, which was primarily due to a significant decrease in the revenue of technical services, especially collection services which had a relatively higher gross margin.

Recover on guarantee. Recover guarantee increased by 190.2% from RMB1.1 million in the year ended December 31, 2022 to RMB3.1 million (US$0.4 million) in the year ended December 31, 2023. This increase was due to collection of default loans in previous years.

Service cost charged by the related party. Service cost charged by the related party decreased by 100.0% from RMB0.1 million in the year ended December 31, 2022 to nil in the year ended December 31, 2023, primarily because we ceased our cooperation model with Jimu Group under which Jimu Group used to provide credit enhancement for the borrowers since the beginning of 2019, resulting in a further decrease in the loan balance and related costs under such model through 2021 to 2023.

Gross profit

Our gross profit increased by 22.3% from RMB11.9 million in the year ended December 31, 2022 to RMB14.5 million (US$2.1 million) in the year ended December 31, 2023. We had a gross margin of 15.9% in the year ended December 31, 2022 and a gross margin of 27.5% in the year ended December 31, 2023. Our gross margin increased in 2023 from 2022, primarily due to the provision for credit losses significantly decreased.

Operating expenses

Total operating expenses decreased by 39.8% from RMB93.4 million in the year ended December 31, 2022 to RMB56.2 million (US$7.9 million).

Sales and marketing expenses. Sales and marketing expenses decreased by 27.7% from RMB27.2 million in the year ended December 31, 2022 to RMB19.6 million (US$2.8 million) in the year ended December 31, 2023. This decrease was primarily attributable to (i) the decrease of RMB2.9 million (US$0.4 million) in rental cost due to disposal of subsidiaries and new office with lower rental price in 2023; (ii) the decrease of RMB2.6 million (US$0.4 million) in promotion expense.

General and administrative expenses. General and administrative expenses decreased by 54.9% from RMB50.3 million in the year ended December 31, 2022 to RMB22.7 million (US$3.2 million) in the year ended December 31, 2023, primarily attributable to (i) the decrease of RMB12.2 million (US$1.7 million) in credit losses for accounts receivable, other receivables and guarantee asset; (ii) the decrease of RMB6.6 million (US$0.9 million) in staff cost due to decrease in general and administrative personnel headcount; (iii) the decrease of RMB4.2 million (US$0.6 million) in share-based compensation.

Research and development expenses. Research and development expenses decreased by 99.2% from RMB16.0 million in the year ended December 31, 2022 to RMB0.1 million (US$0.02 million) in the year ended December 31, 2023, primarily attributable to (i) the decrease of RMB7.9 million (US$1.1 million) in staff cost; (ii) the decrease of RMB4.9 million (US$0.7 million) in share-based compensation.

Impairment loss of long-lived assets. Impairment loss of long-lived assets increased from nil in the year ended December 31, 2022 to RMB13.8 million (US$1.9 million) in the year ended December 31, 2023, primarily attribute to the impairment loss of property, equipment and software of RMB3.9 million (US$0.6 million) and impairment loss of intangible asset of RMB9.9 million (US$1.4 million).

Other expenses, net

Loss from disposal of subsidiaries. We recorded loss from disposal of a subsidiary of RMB2.2 million and RMB38.9 million (US$5.5 million) for the years ended December 31, 2022 and 2023, respectively, primarily attributable to the disposal of Pintec Australia Pty Ltd and its subsidiaries in 2022 and the disposal of SCHL Group in 2023.

Interest expenses, net. We recorded interest expenses, net of RMB24.1 million and RMB4.5 million (US$0.6 million) in 2022 and 2023, primarily attributable to RMB21.4 million accrued interest expenses for convertible loan to Ningxia Fengyin and RMB6.5 million accrued interest expenses for long-term loan to BitTo Inc in 2022 and RMB4.1 million of interest expenses for convertible loan to Ningxia Fengyin in 2023.

Net Loss

We had net loss of RMB81.3 million (US$11.5 million) in the year ended December 31, 2023 as a result of the above, as compared to a net loss of RMB196.6 million in the year ended December 31, 2022.

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

Impairment loss of long-lived assets. We recorded impairment loss of intangible assets of RMB3.1 million in 2021, primarily attributable to the impairment of software copyright, trademark and customer relationship, which was an out-of-period adjustments from prior years. No impairment loss of goodwill and intangible assets was recorded in 2022.

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

Australia

During the years ended December 31, 2021 and 2022, we had subsidiaries incorporated in Australia which were subject to an income tax rate of 30%. We have disposed all of our equity interests in these subsidiaries in 2022.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018, the Ordinance. Under the two-tiered profits tax rate regime, the first HK$2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to profits tax at the rate of 16.5% or 15%, as applicable. Because we did not elect the preferential tax treatment, all of our subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. Our Hong Kong subsidiaries did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2021, 2022, and 2023. Payments of dividends by our Hong Kong subsidiaries to us are therefore not subject to withholding tax in Hong Kong.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5%, increase of 2.0% and decrease of 0.3%, respectively. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in China in the future.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting period and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in “Note 2—Summary of Significant Accounting Policies” of our consolidated financial statements for the year ended December 31, 2023, included elsewhere in this Annual Report, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions.

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

Provision for credit losses

On January 1, 2023, we adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model) using the modified retrospective transition method.

Our financial assets subject to the CECL model mainly include: financing receivables, accounts receivable and other receivables which are recorded as a component of the prepayments and other current assets.

We estimate the loss rate of financing receivables on a pool basis by taking into consideration the historical delinquency rate by vintage, adjusted by correlated industrial and macro-economic factors, and other pertinent information in assessing future performance of the loan portfolio. We monitor the delinquency status by vintage of origination and write off delinquent loans timely when the loans become uncollectible.

For accounts receivable, we estimate the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For other receivables, we review other receivables on a periodic basis and makes allowances on an individual basis when there is doubt as to the collectability. Other receivables are written off after all collection efforts have been exhausted.

The cumulative effect from the adoption as of January 1, 2023 was immaterial to the consolidated financial statements.

We had a reversal of provision for credit losses related to financing receivables of RMB1.9 million for the year ended December 31, 2021, and provision for credit losses of RMB22.4 million and RMB0.6 million (US$0.1 million) related to financing receivables for the years ended December 31, 2022 and 2023, respectively. For the year ended December 31, 2023, a 10% increase in our estimate of the provision for credit losses related to financing receivables would increase our pre-tax loss by approximately 0.15%.

Impairment of long-lived assets

We evaluate our long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. We recorded impairment of long-lived assets of RMB3.1 million, nil and RMB3.9 million for the years ended 2021, 2022 and 2023, respectively.

Impairment of indefinite-lived intangible assets

We test intangible assets that are not subject to amortization for impairment annually. An enterprise credit investigation license has been assigned as an indefinite life as we anticipate that it will contribute cash flows indefinitely. Indefinite-lived intangible assets are not amortized, but are evaluated at least annually to determine whether the indefinite useful life is appropriate. We measure the fair value of identifiable intangible assets upon acquisition and review for impairment annually on December 31, and whenever market or business events indicate there may be a potential impairment of that intangible. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. Nil, nil and RMB9.8 million impairment for intangible assets with indefinite life were recorded for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Valuation allowances

As of December 31, 2022 and 2023, we provided a full valuation allowance of RMB407.1 million and RMB270.0 million, respectively, for the deferred tax assets, the net income of which dropped significantly during the year ended December 31, 2022 and 2023, and we consider it more likely than not that we could not generate sufficient pre-tax profit in the next five consecutive years and the deferred tax assets will not be utilized in the future.

In September, 2021, the Group disposed FT Group, and valuation allowance decrease in the net amount of RMB5.9 million.

In May, 2022 the Group disposed Pintec Australia Pty Ltd. and its subsidiaries, and valuation allowance decreased in the net amount of RMB2.3 million (US$0.3 million).

In May 2023, the Group disposed SCHL Group and valuation allowance decreased in the net amount of RMB59.0 million (US$8.3 million).

As of December 31, 2023, we had net operating loss carryforwards of approximately nil and RMB70.8 million for entities incorporated in Hong Kong and PRC mainland, respectively. As of December 31, 2023, the net operating loss carryforwards from PRC will expire, if unused, from 2024 to 2033.

Out-of-Period Corrections

During 2021, we recorded an out-of-period adjustment to correct prior period errors relating to bad debt allowance on accounts receivable of RMB2.9 million and impairment of intangible assets of RMB3.1 million after an amortization of RMB3.7 million. During 2022, we recorded an out-of-period adjustment to correct prior period errors relating to accounts receivable of RMB6.0 million. During 2023, we recorded three out-of-period adjustment to correct previous period errors relating to (1) reclassification of additional paid-in capital and accumulated deficits of RMB7.7 million; (2) cost of revenues and additional paid-in capital of RMB9.3 million; (3) general and administration expense and additional paid-in capital of RMB6.9 million, collectively, resulting net effect on net loss of RMB2.4 million. We evaluated the impacts of the out-of-period adjustment to correct the errors for year ended December 31, 2021, 2022, 2023 and for prior periods, both individually and in the aggregate, and concluded that the adjustments were not material to the consolidated financial statements for the year ended December 31, 2021, 2022, 2023 and for all impacted periods.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(ee) to our consolidated financial statements included elsewhere in this annual report.

B.  Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the period presented:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash (used in)/provided by operating activities	(32,182)	(10,518)	8,611	1,216
Net cash (used in)/provided by investing activities	(119,464)	86,690	35,272	4,980
Net cash used in financing activities	(132,334)	(57,892)	(257,378)	(36,340)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(13,578)	13,144	2,793	395
Net (decrease)/increase in cash, cash equivalents and restricted cash	(297,558)	31,424	(210,702)	(29,749)
Cash, cash equivalents and restricted cash at beginning of the period	522,344	224,786	256,210	36,174
Including:
Cash and cash equivalents at beginning of the year	377,160	217,901	249,728	35,259
Restricted cash at beginning of the year	137,220	1,468	1,482	209
Non-current restricted time deposits at beginning of the year	7,964	5,417	5,000	706
Cash, cash equivalents and restricted cash at end of the year	224,786	256,210	45,508	6,425
Including:
Cash and cash equivalents at end of the year	217,901	249,728	40,508	5,719
Restricted cash at end of the year	1,468	1,482	—	—
Non-current restricted time deposits at end of the year	5,417	5,000	5,000	706

As of December 31, 2023, we had RMB40.5 million (US$5.7 million) in cash and cash equivalents, of which RMB40.3 million (US$5.7 million) was denominated in Renminbi and held at banks in China, and US$29.2 thousand was denominated in U.S. dollars and held at banks located in or outside of China. As of the same date, RMB38.1 million (US$5.4 million) of our cash and cash equivalents was held by our variable interest entities. Our cash and cash equivalents consist of cash on hand and time deposits, held in deposit accounts with banks that are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

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

In December 2019, we acquired a controlling stake in Shenzhen Xinyuhao Technology Co., Ltd., or Shenzhen Xinyuhao, for a consideration of RMB200.0 million and subsequently injected capital of RMB199.9 million. In the same month, Shenzhen Xinyuhao purchased financing receivables from an unrelated third party for RMB200.0 million, which Jimu Group provided an unconditional commitment to repurchase within six months. The financing receivables were long overdue loans from Jimu Group’s platform and recovery through collection is remote. In January 2020, Shenzhen Xinyuhao required Jimu Group to repurchase these financing receivables. However, Jimu Group failed to perform its commitment to repurchase the financing receivables. Since Jimu Group is insolvent and announced its exit from the online lending platform business in February 2020, we determined that these amounts are unrecoverable. As of December 31, 2022, we had RMB857.1 million in current amounts due from Jimu Group and nil in non-current amounts, and we made a provision of RMB857.1 million for the amount due from Jimu Group.

In October 2020, we entered into certain equity transfer agreements with Ningxia Fengyin to acquire all equity interests in Chuanxi Technology, with a total consideration of RMB400.0 million (US$61.3 million). Pursuant to the agreements, we issued a warrant (the “Warrant”) to an entity designated by Ningxia Fengyin to purchase, in a private placement, up to 320,036,576 of our Class A ordinary shares at par value US$0.000125 per share. The warrant is exercisable immediately and will expire on the third anniversary of the closing date, i.e., October 22, 2020. If the warrant is exercised before its expiration date, we will be released from the obligation of paying the corresponding portion of the consideration. The un-released portion of the debt bears an annual interest rate of 8.75%, and the interest is payable quarterly. By closing the acquisition on the closing date, we obtained control over Chuanxi Technology, which has no operations, as well as RMB400.0 million (US$61.3 million) in its bank account. To secure the debt due to Ningxia Fengyin, on December 2, 2020, we pledged 100% of the equity interest of Ganzhou Aixin Micro Finance to Ningxia Fengyin. In November 2020, we paid transaction service fee of RMB4.0 million to Guangdong Huawen Industry Group Co., Ltd., one of our related parties, as agreed. Since the warrant is not detachable from the debt and is not a derivative, and no cash conversion features and beneficial conversion features are contained in the instrument, the debt and the warrant were accounted together as a liability equal to the proceeds received in entirety. Such acquisition to obtain cash in the amount of RMB400.0 million is in substance an issuance of a convertible debt with a principal of RMB400.0 million for a term of three years at an annual interest rate of 8.75% that is convertible to our Class A ordinary shares.

During 2022, we repaid RMB306.0 million of convertible loan and proceeds another RMB19.0 million from new issuance of convertible loan. In December 2022, we entered into a loan agreement with a certain party to obtain a long-term loan of HKD300 million with annual interest rate of 7%, and all principal plus interest accrued due and payable upon September 30, 2025.

In January 2023, we repaid the long-term loan of RMB 239.6 million. On May 26, 2023, to settle the remaining balance of convertible loan, we disposed 100% of our equity interest in SCHL Group to Otov Alfa, an entity designated by Ningxia Fengyi at nil consideration. Upon the completion of disposal of SCHL Group, the convertible loan was derecognized and the Company did not have any further repayment obligation. On May 26, 2023, the Company also entered into a termination agreement with Otov Alfa (“Warrant Termination Agreement”) as part of SCHL Group, under which the Company and Otov Alfa agree that all terms and provisions in the Warrant shall be terminated, and all rights and obligations of the relevant parties under the warrant shall be ceased and terminated with immediate effect upon the effectiveness of the Warrant Termination Agreement.

The financing receivables that are recorded on our balance sheet in connection with most of our point-of-sale installment loans and some of our personal installment loans currently remain on our balance sheet until they are paid in full or written off. See “—Funding Sources and Credit Risk.” Consequently, access to capital is a potential constraint on the growth of our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain additional capital when desired, on favorable terms or at all.” Independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. To address the market challenges, in 2019, we had credit risk for a higher proportion of our funding than we did at the time of our initial public offering. Starting from 2020, aligned with our strategic shift of business focus towards providing digital-centric services, we have gradually reduced a significant portion of our technical services using a risk-sharing model, leading to lower credit risk (without taking into account the impact of COVID-19), and this trend continued in 2021 and 2022. As of December 31, 2023, we ceased providing guarantees through our variable interest entities for loans that we facilitated with any financial partners. We may require additional financing to continue to expand our operations.

We experienced net loss of RMB108.8 million , RMB196.6 million and RMB81.3 million for the years ended December 31, 2021, 2022 and 2023, and net cash used in operating activities of RMB10.5 million and provided by operating activities of RMB8.6 million for the years ended December 31, 2022 and 2023, respectively. As of December 31, 2023, we had net current liabilities of RMB380.1 million. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses for the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern.

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

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2023 was RMB8.6 million (US$1.2 million), as compared to a net loss of RMB81.3 million (US$11.5 million) adjusted by reversal of share-based compensation of RMB6.9 million (US$1.0 million), impairment loss of long-lived assets of RMB13.8 million (US$1.9 million), provision for credit loss of RMB6.6 million (US$0.9 million), loss from disposal of subsidiaries of RMB38.9 million (US$5.5 million) and release of unrecognized tax position of RMB12.3 million (US$1.7 million). The difference between our net loss and our net cash provided by operating activities was primarily attributable to a decrease of RMB6.9 million (US$1.0 million) in financial guarantee liabilities; offset by a decreased of RMB26.2 million (US$3.7 million) in financing receivables, a decrease of RMB6.9 million (US$1.0 million) in financial guarantee assets, a decrease of RMB9.6 million (US$1.4 million) in accounts receivable and a decrease of RMB7.9 million (US$1.1 million) in prepayments and other current asset.

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

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2023 was RMB35.3 million (US$5.0 million), mainly consisting RMB35.0 million (US$4.9 million) proceeds from disposal of long-term investment.

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

Financing Activities

Net cash used in financing activities for the year ended December 31, 2023 was RMB257.4 million (US$36.3 million), consisting primarily of RMB239.6 million (US$33.8 million) in repayment of long-term loan and RMB45.6 (US$6.4 million) in repayment of convertible loan, offset by RMB27.8 million (US$3.9 million) proceeds received from issuance of ordinary shares.

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

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property, equipment and software. Historically, the amount of our capital expenditures has been small. Our capital expenditures were RMB0.2 million in 2021, RMB35.5 thousand in 2022 and RMB0.7 million (US$0.1 million) in 2023. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Off-Balance Sheet Commitments and Arrangements

We historically have provided financial guarantees through our subsidiaries or variable interest entities for loans that we facilitated with certain financial partners. In 2018, the only such arrangements that were not recorded on our balance sheet were with Guotou Micro Lending Company, a wholly owned subsidiary of China National Investment and Guaranty Corporation. The purpose of these arrangements was to induce Guotou Micro Lending Company to provide funding for loans that we facilitated. The revenue we generated from the facilitation of loans funded by Guotou Micro Lending Company in 2021, 2022 and 2023 was RMB2.1 million, RMB0.4 million and RMB0.2 million (US$0.03 million), respectively, and release of financial guarantee liabilities in 2021, 2022 and 2023 was RMB1.6 million, RMB0.03 million and nil, respectively. Guotou Micro Lending Company provided nil of the total funding for the loans we facilitated in 2021, 2022 and 2023, respectively.

Starting in 2019, Jimu Group has required that we provide financial guarantees for the loans we facilitate that are funded through Jimu Box, the online consumer finance platform operated by Jimu Group. The guarantee only covers those loans that are not recorded on our balance sheet. Jimu Box used to be the single largest funding source for loans facilitated through our platform, but our dependence on Jimu has decreased since 2017 with the diversification of our funding sources. Jimu Box was the funding source for 0.2%, 0.3% and 0.4% of the outstanding loans as of December 31, 2021, 2022 and 2023, respectively. Funding from Jimu Box decreased significantly in 2019. Funding from Jimu Box has further decreased since Jimu Group announced its exit from the online lending platform business in February 2020. We did not have any further funding from Jimu Box since February 15, 2020.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

	Payment due by schedule
	Less than 1 year	1-3 years	More than 3 years	Total
Office rental	993	—	—	993

Operating lease agreements represent operating leases for our office premises and the facilities that contain our system hardware and remote backup system.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. For a detailed discussion of critical accounting estimates and related judgement of (i) Provision for credit losses; (ii) Impairment on long-lived assets; (iii) Impairment of indefinite-lived intangible assets; (iv) Deferred income tax and (v) Valuation allowances. See “—A. Operating results—Critical Accounting Estimates.”

Item 6.  Directors, Senior Management and Employees

A.  Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zexiong Huang(1)	38	Director, Chief Executive Officer
Xin Yang(2)	42	Chief Financial Officer
Jun Dong	47	Chairman of the Board of Directors
Chao Chen(3)	42	Director
Tixin Li	47	Director
Sen Lin(4)	48	Independent Director
Eun Jung Shin(5)	42	Independent Director
Dawei Chen(6)	51	Independent Director
(1)	Mr. Victor Huike Li ceased to be our chief executive officer and acting chief financial officer on January 27, 2023. On the same day, Mr. Zexiong Huang was appointed as the Company’s Chief Executive Officer and acting Chief Financial Officer.
(2)	Mr. Zexiong Huang ceased to be our acting Chief Financial Officer on December 29, 2023 and Mr. Xin Yang was appointed as Chief Financial Officer of the Company on the same day.
(3)	Mr. Zehua Shi ceased to be our director on January 27, 2023. Mr. Chao Chen was appointed as a director of the Board to fill in the vacancy created by Mr. Shi’s resignation on December 27, 2022.

(4)	Mr. Jimin Zhuo ceased to be our independent director on January 27, 2023. Mr. Sen Lin was appointed as a director of the Board to fill in the vacancy created by Mr. Zhuo’s resignation on December 27, 2022.
(5)	Mr. Yong Chen ceased to be our independent director on January 27, 2023. Ms. Eun Jung Shin was appointed as a director of the Board to fill in the vacancy created by Mr. Chen’s resignation on December 27, 2022.
(6)	Ms. Xueping Ning ceased to be our independent director on August 16, 2023. Mr. Dawei Chen was appointed as a director of the Board to fill in the vacancy created by Ms. Ning’s resignation on August 16, 2023.

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

Mr. Dawei Chen has served as an independent director of the Board since August 2023. Mr. Dawei Chen has served as the Chief Financial Officer of Skillful Craftsman Education Technology Limited (Nasdaq: EDTK) since August 2021 and served as its Chief Strategy Officer from January 2021 to August 2021. Mr. Chen was the vice president of Wuhan Incar Technology Co. Ltd. from January 2018 to February 2020. Mr. Chen had served in several senior positions with leading multinational corporations and consulting firms, where he gained extensive experience in strategic planning and management consultancy. Over the past ten years, Mr. Chen focused on equity investment, with more than 20 successful IPOs and M&A transactions mainly in education, high-end manufacturing, IT infrastructure, Blockchain technology, and e-commerce. Additionally, Mr. Chen served as a senior consultant for several Chinese companies listed abroad and took key roles in financing advisory and investor relations. Mr. Chen holds a bachelor’s degree from Beijing University of Posts and Telecommunications (BUPT), a Master of Engineering degree from Beijing Jiaotong University (BJTU) and an MBA degree from Concordia University in Canada.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.   Compensation

For the year ended December 31, 2022, we paid an aggregate of approximately RMB1.28 million (US$0.2 million) in cash and benefits to our executive officers. We paid our non-executive directors an aggregate of US$15,000 during the same period. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentives

2017 Share Incentive Plan

We adopted a share incentive plan in December 2017, which we refer to as our First Plan, to promote the success of our company and interests of our shareholders by providing a means through which we could grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of our shareholders generally. Under our First Plan, the maximum aggregate number of shares which may be issued pursuant to awards is 45,270,697. Options to purchase a total of 44,109,105 ordinary shares were granted under our First Plan, of which 2,182,880 remained outstanding as of March 31, 2024. Following the adoption of the Second Plan as described below, these grants were assumed under the Second Plan and are being administered pursuant to the Second Plan. We will no longer grant any awards under the terms of the First Plan.

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

2018 Share Incentive Plan

In July 2018, our shareholders and board of directors adopted another share incentive plan, which we refer to as our Second Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under our Second Plan is initially 2% of the total number of shares issued and outstanding immediately prior to the completion of our initial public offering, plus an annual increase on September 1 of each year during the ten-year term of our Second Plan commencing on September 1, 2019, by an amount equal to 2% of the total number of shares issued and outstanding on August 31 that year. As of March 31, 2024, options to purchase a total of 11,807,749 ordinary shares were granted under our Second Plan, and 5,034,715 ordinary shares remained outstanding as of March 31, 2024 under our Second Plan (including shares carried over from the First Plan).

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

The following table summarizes, as of March 31, 2024, the options issued under our share incentive plans to our directors, executive officers and other grantees.

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

Audit Committee. Our audit committee consists of Mr. Sen Lin, Ms. Eun Jung Shin and Mr. Dawei Chen, and is chaired by Mr. Lin. Mr. Lin, Ms. Shin and Mr. Chen each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Lin qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Sen Lin, Ms. Eun Jung Shin and Mr. Dawei Chen, and is chaired by Ms. Shin. Mr. Lin, Ms. Shin and Mr. Chen each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

D.   Employees

As of December 31, 2023, we had 70 employees, which included 41 in Beijing, 23 in Sichuan, 1 in Shanghai, 4 in Jiangxi and 1 in Yunnan. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

	As of December 31, 2023
		% of Total
	Number	Employees
Functions:
Research and development	12	17.14
Risk management	3	4.29
Business & Marketing Development	40	57.14
General and administrative	15	21.43
Total number of employees	70	100.0

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

E.   Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2024 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our shares.

The calculations in the table below are based on 558,178,618 ordinary shares outstanding as of March 31, 2024, comprising of (i) 507,239,098 Class A ordinary shares, and (ii) 50,939,520 Class B ordinary shares.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership	Power†
Directors and Executive Officers:*
Zexiong Huang	—	—	—	—	—
Jun Dong(1)	1,560,000	35,240,606	36,800,606	6.6	41.7
Tixin Li(3)	—	—	—	—	—
Chao Chen	—	—	—	—	—
Eun Jung Shin(4)	—	—	—	—	—
Dawei Chen(5)	—	—	—	—	—
Sen Lin(6)	—	—	—	—	—
Xin Yang
All directors and executive officers as a group	1,560,000	35,240,606	36,800,606	6.6	41.7
Principal Shareholders:
Beansprouts Ltd.(7)	43,220,529	—	43,220,529	7.7	3.4
Flamel Enterprises Ltd.(1)	—	18,448,795	18,448,795	3.3	21.8
Ventech China II SICAR(8)	17,679,421	—	17,679,421	3.2	1.4
Xiaomi Ventures Limited(9)	16,956,487	—	16,956,487	3.0	1.3
Genius Hub Limited(1)		16,791,811	16,791,811	3.0	19.8
Wise Plus Limited(2)	—	15,698,914	15,698,914	2.8	18.5
Linkto Tech Limited(10)	98,000,000	—	98,000,000	17.6	7.7
Tadpole Investing Carnival Limited(11)	105,000,000	—	105,000,000	18.8	8.3

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

*

Except for Mr. Tixin Li, Ms. Eun Jung Shin, Mr. Sen Lin and Mr. Dawei Chen, the business address for our directors and executive officers is 3rd Floor, No. 11 Building, No. 109 Yard Tianjizhigu, Jinghai 3rd Street, BDA, Beijing, People’s Republic of China.

**	Less than 1% of our total outstanding shares.
(1)	Represents (i) 18,448,795 Class B ordinary shares directly held by Flamel Enterprises Ltd, (ii) 16,791,811 Class B ordinary shares directly held by Genius Hub Limited and (iii) 1,560,000 Class A ordinary shares that Mr. Dong has the right to acquire upon exercise of option. Mr. Jun Dong is the sole shareholder and the sole director of Flamel Enterprises Ltd. The registered office address of Flamel Enterprises Ltd. is Tortola Pier Park, Building 1, Second Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Genius Hub Limited is wholly owned and controlled by Coastal Hero Limited, a company incorporated under the laws of the British Virgin Islands. Coastal Hero Limited is controlled by Genesis Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Dong is the settlor of Genesis Trust, and Mr. Dong and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Dong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Genius Hub Limited in our company, and the options we granted to Mr. Dong to purchase 1,560,000 ordinary shares of our company.
(2)	Represents 15,698,914 Class B ordinary shares held by Mr. Wei Wei through Wise Plus Limited, a company incorporated under the laws of British Virgin Islands. The registered office address of Wise Plus Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Wise Plus Limited is wholly owned and controlled by Beyond Mountain Holdings Limited, a company established under the laws of the British Virgin Islands. Beyond Mountain Holdings Limited is controlled by Beyond Mountain Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Wei is the settlor of Beyond Mountain Trust, and Mr. Wei and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wei has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Wise Plus Limited in our company. Mr. Wei Wei ceased to be our director on January 26, 2022, but continues to be an employee of ours.
(3)	The business address of Mr. Tixin Li is 1215, Fuli Yingfeng building, No. 2, Huaqiang Road, Zhujiang New Town, Guangzhou, Guangdong, China. Mr. Li was appointed on January 28, 2022 as a new member of the Board of our company to fill in the vacancy created by Mr. Wei’s resignation.
(4)	The business address of Ms. Eun Jung Shin is 101-2201, 91 Marine City, Ro Haeundae-gu, Busan, South Korea.
(5)	The business address of Mr. Dawei Chen is 1705，9#, Phase5, Vanko Diwuyuan, Shenzhen, China.
(6)	The business address of Mr. Sen Lin is 9F, Block 3, Helen’s Garden Phase 3, Gongye 7 Road, Nanshan District, Shenzhen, Guangdong, China.
(7)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 11, 2022. Represents (i) 1,084,986 Class A ordinary shares held by Mandra iBase Limited, a company incorporated under the laws of British Virgin Islands, 14,280,147 Class A ordinary shares in the form of 2,270,850 ADSs held by Mandra iBase Limited, and approximately 26,417,753 Class A ordinary shares which may be purchased by Mandra iBase Limited through the exercise of a warrant pursuant to a warrant agreement entered into between Mandra iBase Limited and us, (ii) 1 Class A ordinary share directly held by Woo Foong Hong Limited, and (iii) 2,818,907 Class A ordinary shares in the form of 402,701 ADSs held by Mandra Mirabilite Limited. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., and Woo Foong Hong Limited is 51% held by Beansprouts Ltd. Beansprouts Ltd. is owned by Bing How Mui and Song Yi Zhang, and each of them holds 50% of the issued and outstanding share capital of Beansprouts Ltd. The registered address of Mandra iBase Limited is 3rd Floor, J&C Building, P.O. Box 933, Road Town, Tortola, British Virgin Islands, VG1110.

(8)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on January 24, 2019. Represents 17,679,421 Class A ordinary shares held by Ventech China II SICAR, a company incorporated in Luxemburg. The registered address of Ventech China II SICAR is 47 Avenue John F. Kennedy, L-1855, Luxemburg.
(9)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 1, 2019. Represents 16,956,487 Class A ordinary shares directly held by Xiaomi Ventures Limited, a company incorporated under the laws of British Virgin Islands. Xiaomi Ventures Limited is beneficially owned and controlled by Xiaomi Corporation.
(10)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on March 16, 2023. Represents 98,000,000 Class A ordinary shares directly held by Linkto Tech Limited, a company incorporated under the laws of Hong Kong. Linkto Tech Limited is beneficially owned and controlled by YuanLan Gao.
(11)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on March 16, 2023. Represents 105,000,000 Class A ordinary shares directly held by Tadpole Investing Carnival Limited, a company incorporated under the laws of British Virgin Islands. Tadpole Investing Carnival Limited is beneficially owned and controlled by Yechen Gan.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to fifteen votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering.

To our knowledge, as of March 31, 2024, a total of 238,629,685 Class A ordinary shares, representing approximately 42.8% of our total outstanding ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the Depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Termination of Obligations. The registration rights set forth above have terminated as it shall terminate on the earlier of (i) the fifth anniversary of our initial public offering in October 2018 and (ii) with respect to any holder of registrable securities, the time when all registrable securities held by such holder may be sold pursuant to Rule 144 under the Securities Act without transfer restrictions.

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

As of December 31, 2019, the principal amount due under the U.S. dollar-denominated loan agreement was US$18.4 million, and the principal amount due under the Renminbi-denominated loan agreement was RMB154.6 million. As of December 31, 2019, we had RMB866.0 million in amounts due from Jimu Group, including the amounts due under these loans, as compared to RMB4.5 million in amounts due to Jimu Group. Jimu Group failed to repay the amount due under the U.S. dollar-denominated loan by the maturity date. Since Jimu Group became insolvent and announced its exit from the online lending platform business in February 2020 pursuant to relevant regulations, there are significant outstanding balances on its platform unpaid to investors that have priority over any other debts, including the balance due to us. We determined that it was not probable for the amounts due from Jimu Group to be collected or recovered. In 2019, we made a provision of RMB856.0 million for the amount due from Jimu Group. We made an additional provision of RMB7.8 million for the year ended December 31, 2020. We made reversal of provision of RMB6.7 million and RMB0.3 million (US$0.04 million) for the year ended December 31, 2021 and 2023, respectively. We made an additional provision of RMB1.6 million for the year ended December 31, 2022.

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

Collections on Behalf of Jimu Group

We have acted as a business counterparty with Jimu Group including loan borrower referrals and collection channel. For purpose of repayments to Jimu Box’s online platform lenders, the repayments from borrowers in connection with the remaining loans funded by Jimu Box has been collected through us and repaid to Jimu Box’s online lenders through custody bank account of Jimu Group. As the custody bank account of Jimu Group established for online lending platform business has been frozen following its insolvency and exit from online lending platform business in February 2020, in order to facilitate Jimu Box’s platform unwinding plan, we entered into an agreement with Jimu Group, under which we are obligated to transfer principal and interest collected from the borrowers to the party designed by Jimu Group for purpose of Jimu Box’s online borrowers repayment to lenders. In September 2020, we paid RMB100.0 million to the party designated by Jimu Group according to the agreement and plan to do so for all collected amount of related loans. As of December 31, 2023 we had RMB298.8 million due to Jimu Group. During the year ended December 31, 2023, the collection received by us from borrowers was RMB4.4 million, resulting increase in due to Jimu Group.

Transactions with Jimu Group

Previously, both we and Jimu Group carried out our businesses under our predecessor, Jimu Holdings Limited, formerly known as Pintec Holdings Limited. The table below sets forth our transactions with Jimu Group for the periods indicated.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
(i) Transactions recorded through statement of operations and comprehensive loss
- Cost and expenses allocated from the related party	221	65	—
- Service cost charged by the related party	1,574	75	—
- Collection service fees charged by Beijing Liangduo and Changsha Liangduo	12,746	—	—
- Interest income from loans to the related party	(30)	—	—
- Technical service fees charged to Shenzhen Xiaogang	4,451	9,935	6,696
(ii) Operating transactions
- Share-based compensation awards to employees of the related party	2,736	1,967	—
- Collecting principal and interests from borrowers on behalf of the related party	23,586	4,089	4,422
(iii) Financing/Investing transactions
- Net cash advances from the related party	232	286	232
- Proceeds from related parties as funding debt	472	—	—

As of December 31, 2021, RMB846.3 million (US$132.8 million) million due from Jimu Group and RMB289.8 million (US$45.5 million) due to Jimu Group, as of December 31, 2022, RMB878.6 million due from Jimu Group and RMB294.2 million due to Jimu Group and as of December 31, 2023, RMB846.7 million (US$119.5 million) due from Jimu Group and RMB298.8 million (US$42.2 million) due to Jimu Group. All amounts due from Jimu Group as of December 31, 2021, 2022 and 2023 were impaired since Jimu Group announced its insolvency exit from the online lending platform business pursuant to relevant regulations, and there are significant outstanding balances on its platform unpaid to investors, which have priority over any other debts, including the balance due to us. For the year ended December 31, 2023, the current amounts due from Jimu Group decreased by RMB10.4 million (US$1.5 million), which was primarily due to disposal of SCHL Group, while the non-current amounts due from Jimu Group remained nil. We made a reversal of provision of RMB0.3 million (US$0.04 million) for the year ended December 31, 2023.

Transactions with Beijing Liangduo Science and Technology Co., Ltd and Changsha Liangduo Business Consulting Co., Ltd.

We invested in Beijing Liangduo Science and Technology Co. Ltd., or Beijing Liangduo, in May 2017 and hold an 18% equity interest in it. Beijing Liangduo holds 100% equity interests of Changsha Liangduo Business Consulting Co., Ltd., or Changsha Liangduo. For the year ended December 31, 2021, collection service fees charged by Beijing Liangduo and Changsha Liangduo were RMB12.7 million. In 2021, we terminated the cooperation with Beijing Liangduo. In 2022 and 2023, we have no transactions with Beijing Liangduo.

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

In August 2019, Shanghai Anquying entered into a loan agreement with Shanghai Mantu and other parties, pursuant to which Shanghai Mantu agreed to loan RMB100.0 million (US$14.3 million) to Shanghai Anquying for a term of one year at an annual interest rate of 8%. Ganzhou Aixin Micro Finance and Mr. Jun Dong, our director, agreed to guarantee Shanghai Anquying’s obligations under the loan agreement. In addition, Shanghai Anquying agreed to pledge its shares in Ganzhou Aixin Micro Finance as security for Shanghai Anquying’s obligations under the loan agreement. We also agreed to issue warrants to Mandra iBase Limited, a related party of Shanghai Mantu, exercisable within three years, to purchase certain ordinary shares of our company at an exercise price of US$0.5678 per Class A ordinary share, equal to a price per ADS of US$3.9746; as of December 31, 2021, Mandra iBase Limited still held warrants to purchase up to approximately 26,417,753 Class A ordinary shares of our company. As of December 2, 2020, Shanghai Anquying had fully discharged its obligations under the loan agreement, and the pledged shares had been released. The warrants held by Mandra iBase Limited expired in August 2022.

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

Legal Proceedings

Other than disclosed in this annual report, we are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. For risks and uncertainties relating to pending cases against us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been subject to certain legal proceedings, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

On September 29, 2020, we and certain of our current and former directors and officers and the underwriters in our initial public offering were named as defendants in a securities class action filed in the U.S. District Court for the Southern District of New York. The action, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, alleges that our registration statement on Form F-1 in connection with our initial public offering contained material misstatements and omissions in violation of the U.S. federal securities laws, including those relating to our revenue recognition, internal control over financial reporting and historical financial results. The plaintiff sought to, among others, have the court determine the action a proper class action as well as award compensatory damages and reasonable costs and expenses in favor of the class. We filed a motion to dismiss on April 16, 2021 and the plaintiffs filed their opposition to the motion to dismiss on June 15, 2021. We submitted our reply brief on July 15, 2021. On April 25, 2022, the court granted our motion to dismiss the amended complaint in full. The plaintiffs did not appeal the verdict and the case has closed.

On October 8, 2023, Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. (“Minheng”) filed a Civil Complaint to People’s Court Beijing Chaoyang District (the “Court”) against four defendants, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”. The complaint requested the defendants to compensate Minheng’s factoring fees in the amount of RMB 22,587,700 (approximately US$3.2 million), together with interests and penalty interests from June 23, 2021 to the date of full repayment (temporarily calculated to September 23, 2023) in the amount of RMB11,223,576.5 (approximately US$1.6 million). As of the filing date, the hearing has not been held and no progress of this case has been achieved. The litigation process may divert management’s attention from the day-to-day operations of our company and the results of the litigation and claims cannot be predicted with certainty. If we lose in the case, we may not be able to recover the factoring fees with the interests and penalty interests. In addition, even if we ultimately succeed in our claims, there may be difficulties in the execution and negative publicity attached to such execution, which may materially and adversely affect our reputation and brand names.

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

We believe our income from and assets used in the installment-sale business are treated as passive under the PFIC provisions. Based on our current income and assets and the value of our ADSs, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2023. Accordingly, U.S. Holders should consult their tax advisors regarding the advisability of making a mark-to-market election (as described below under “—Passive Foreign Investment Company Rules”). Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may continue to be classified as a PFIC for our taxable year ending December 31, 2021 or future taxable years. Under circumstances where revenues from our installment-sale business or other activities that produce passive income increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending December 31, 2021 and in future taxable years.

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

Individuals and certain other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs or ordinary shares, provided that certain conditions are satisfied, including that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the U.S.-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period requirements are met. Our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and we believe that our ADSs should qualify as readily tradable, although there can be no assurances in this regard. Because we do not expect our ordinary shares will be listed on an established securities market, we do not expect that the dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for such reduced tax rates, unless we are deemed to be a PRC resident enterprise (as described above) and are eligible for the benefits of the Treaty. Assuming we are eligible for such benefits and the other requirements are met, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income. As discussed above under “—Passive Foreign Investment Company Considerations,” however, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2023. Accordingly, we do not expect that dividends paid on our ADSs or ordinary shares will meet the conditions required for such reduced tax rates.

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

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5%, increase of 2.0% and decrease of 0.3%, respectively. Although we have not been materially affected by inflation in recent years, we may be affected if China experiences higher rates of inflation in the future.

Item 12. Description of Securities Other Than Equity Securities

A.   Debt Securities

Not applicable.

B.   Warrants and Rights

Not applicable.

C.   Other Securities

Not applicable.

D.   American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon is the Depositary of our American Depositary Share (“ADS”) program. A holder of ADSs may have to pay certain fees to The Bank of New York Mellon, as depositary (the “Depositary”), and certain taxes, registration and transfer charges and fees and governmental charges and fees. The Depositary collects fees for delivery and surrender of ADSs directly from holders depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. Effective May 16, 2022, we amended our ADS to Share ratio from one ADS representing  seven (7) Class A ordinary shares (the “Shares”)to one (1) ADS representing thirty-five (35) Shares. The change was automatically made on the books of the Depositary and no physical action by ADS holders was required. “Deposited Securities” as of any time shall mean Shares at such time deposited or deemed to be deposited under the Deposit Agreement, including without limitation, Shares that have not been successfully delivered upon surrender of ADSs, and any and all other securities, cash or property received by the Depositary or The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the Depositary (the “Custodian”), in respect of the Deposited Securities and at that time held under the Deposit Agreement. The Depositary’s office is located at 240 Greenwich Street, New York, New York 10286.

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$0.05 (or less) per ADS (or portion thereof)	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Shares and the Shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of Deposited Securities (including rights) that are distributed by the Depositary to ADS holders

$0.05 (or less) per ADS (or portion thereof) per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our Share register to or from the name of the Depositary or its agent when you deposit or withdraw Shares

Expenses of the Depositary	Cable and facsimile transmissions (when expressly provided in the Deposit Agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the Depositary or its agents for servicing the Deposited Securities	As necessary

Fees and Other Payments Made by the Depositary to Us

The Depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. the Depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the Depositary collects from investors. In 2023, we did not incur any expenses in connection with investor relationship program and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and acting chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are “non-accelerated filer” which we are, are not required to provide the auditor attestation.

Internal Control over Financial Reporting

Prior to our initial public offering in October 2018, we were a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

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

Item 16A.   Audit Committee Financial Expert

Our board of directors has determined that Mr. Sen Lin, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605 (a) (2) and Rule 10A - 3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B.  Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in July 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.pintec.com.

Item 16C.  Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our principal external auditors, for the periods indicated.

	For the years ended
	December 31,
	2021	2022	2023

	(in US$thousands)
Audit fees(1)	450	400	320
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	—	—	—
(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.
(2)	“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed for permissible services to review and comment on the design of internal control over financial reporting rendered by our principal auditors.
(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in footnotes (1) through (3).

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

We have relied on and plan to continue to rely on home country practice with respect to our corporate governance. Specifically, we do not have a majority of independent directors serving on our board of directors and we also rely on home country practice exemption with respect to the requirement for an annual general meeting for shareholders. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market Rules corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H.   Mine Safety Disclosure

Not applicable.

Item 16I.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Item 16K. Cybersecurity

Information technology (IT) is critical to many of our operating activities and is subject to security threats and increasingly sophisticated cyber-attacks. As a result, we have policies and processes in place to assess, identify, and manage the strategic and operational IT-related risks as a component of our risk management program (ERM). These risks include the risk of cyber-attacks on IT infrastructure and intellectual property, as well as on cybersecurity for our online product offerings.

Management, led by the Company’s Chief Technology Officer (CTO), is responsible for the day-to-day assessment and management of our material risks from cybersecurity threats, has oversight responsibility for the cybersecurity strategy and program. Weekly internal updates are made by his IT security team to discuss specific cybersecurity incidents, planned or in progress responses, ongoing mitigation processes, and remediation efforts, as applicable. Our CTO, who reports to the CEO of the Company, has more than 20 years of experience in the field of cybersecurity, including more than 15 years working in the IT services industry building and delivering cybersecurity services across various geographies.

We have a dedicated Cybersecurity Operations Center under the direct management of the CTO that continuously monitors for threats and unauthorized access. The Cybersecurity Operations Center is staffed by appropriately qualified cyber and information security professionals. We have put in place controls and processes to inform and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. These controls and procedures are designed to ensure prompt escalation and report of certain cybersecurity incidents from the designed personnel to our CTO (or CEO if the matter is serious), so that decisions regarding public disclosure and reporting of such incidents can be made by executive management and board of directors in a timely manner. The escalation processes are based on defined prioritization and severity assessment criteria.

We have training in place for all employees and contracted advisors on information security and privacy practices so that they understand their responsibilities with respect to data security and privacy. Annual training includes topics such as data protection and IT security essentials. We also annually host cyber crisis response simulations with management and employees to practice rapid cyber incident response. We work with third party business partners in the financial and business community to continually share and receive cyber threat intelligence.

To date, no cyber-attacks have had a material impact on operations or financial reporting.

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

4.70

Share Purchase Agreement by and among Sky City Holdings Limited (BVI), Pinte Technology Holdings Limited, Hzone Holdings Limited, Riche Bright Securities Limited dated April 9, 2021 (incorporated herein by reference to Exhibit 4.70 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.71

English translation of Equity Transfer Agreement by and among Sky City (Beijing) Technology Co., Ltd., Jing Shi, Yingzi Peng and Shenzhen Jishengtai Technology Co. Ltd. dated April 12, 2021 (incorporated herein by reference to Exhibit 4.71 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.72

English translation of Capital Increase Agreement by and among Beijing Xiao Benniao Information Technology Co., Ltd., Xu Danxia, Zheng Yu, Liu Feng, Shi Haonan, Lv Yin and Sky City (Beijing) Technology Co., Ltd. dated August 16, 2021 (incorporated herein by reference to Exhibit 4.72 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.73

English translation of Shareholders’ Agreement by and among Beijing Xiao Benniao Information Technology Co., Ltd., Xu Danxia, Zheng Yu, Liu Feng, Shi Haonan, Lv Yin and Sky City (Beijing) Technology Co., Ltd. dated August 16, 2021 (incorporated herein by reference to Exhibit 4.73 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

Exhibit Number	Description of Document

4.74

English translation of Cooperation Agreement by and among Pintec Technology Holdings Limited, NCA DEVELOPMENT UNIT TRUST and FT Synergy Pte. Ltd. dated September 27, 2021 (incorporated herein by reference to Exhibit 4.74 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.75

English translation of Investment Termination Agreement by and among Beijing Xiao Benniao Information Technology Co., Ltd., Xu Danxia, Zheng Yu and Sky City (Beijing) Technology Co., Ltd. dated December 28, 2021 (incorporated herein by reference to Exhibit 4.75 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.76

English translation of Equity Transfer Agreement by and among Peng Jun, Tang Mei and Sky City (Beijing) Technology Co., Ltd. dated January 10, 2022 (incorporated herein by reference to Exhibit 4.76 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

5.1*

English translation of Exclusive Business Cooperation Agreement between Aixin Times (Chengdu) Enterprise Management Co., Ltd and Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated May 26, 2023

5.2*

English translation of Exclusive Option Agreement among Aixin Times (Chengdu) Enterprise Management Co., Ltd, Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) and shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated May 26, 2023

5.3*

English translation of Equity Pledge Agreement among Aixin Times (Chengdu) Enterprise Management Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.), Han Xingding, Li Tixin and shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated May 26, 2023

5.4*

English translation of the Power of Attorney of the shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated May 26, 2023

5.5*

English translation of the Letter of Spousal Consent issued by the spouse of Li Tixin, a shareholder of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.), dated May 26, 2023

5.6*

English translation of the Termination Agreement by and among Sky City (Beijing) Technology Co., Ltd., Han Xingding, Li Tixin, and Anquying (Tianjin) Business Information Consulting Co., Ltd. dated May 26, 2023

5.7*

English translation of Exclusive Business Cooperation Agreement between Aixin Times (Beijing) Enterprise Management Co., Ltd. and Pintec Jinke (Beijing) Technology Information Co., Ltd. dated May 26,2023

5.8*

English translation of Exclusive Option Agreement among Aixin Times (Beijing) Enterprise Management Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated May 26, 2023

5.9*

English translation of Equity Pledge Agreement among Aixin Times (Beijing) Enterprise Management Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated May 26,2023

5.10*	English translation of the Power of Attorney by Lang Jun, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated May 26,2023

Exhibit Number	Description of Document

5.11*	English translation of the Power of Attorney by Zhu Yin, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated May 26, 2023

5.12*	English translation of the Letter of Spousal Consent issued by the spouse of Lang Jun, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd., dated May 26, 2023

5.13*	English translation of the Letter of Spousal Consent issued by the spouse of Zhu Yin, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd., dated May 26, 2023

5.14*	English translation of the Termination Agreement by and among Pintec (Beijing) Technology Co., Ltd., Wei Wei, Sun Xin, and Pintec Jinke (Beijing) Technology Information Co., Ltd. dated May 26, 2023

5.15*	English translation of Exclusive Business Cooperation Agreement between Aixin Times (Beijing) Enterprise Management Co., Ltd. and Beijing Hongdian Fund Distributor Co., Ltd. dated May 26, 2023

5.16*

English translation of Exclusive Option Agreement among Aixin Times (Beijing) Enterprise Management Co., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. Dated May 26, 2023

5.17*

English translation of Equity Pledge Agreement among Aixin Times (Beijing) Enterprise Management Co., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated May 26, 2023.

5.18*	English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Hongdian Fund Distributor Co., Ltd. dated May 26, 2023.

5.19*	English translation of the Power of Attorney by Beijing Xinshun Dingye Technology Co., Ltd., a shareholder of Beijing Hongdian Fund Distributor Co., Ltd. dated May 26, 2023.

5.20*	English translation of the Letter of Spousal Consent issued by the spouse of Wei Hu, a shareholder of Beijing Hongdian Fund Distributor Co., Ltd., dated May 26, 2023

5.21*

English translation of Termination Agreement by and among Pintec (Beijing) Technology Co., Ltd., Wei Hu, Beijing Xinshun Dingye Technology Co., and Beijing Hongdian Fund Distributor Co., Ltd., dated May 26, 2023

5.22*	English translation of Exclusive Business Cooperation Agreement between Aixin Times (Beijing) Enterprise Management Co., Ltd. and Beijing Xinshun Dingye Technology Co., Ltd. dated May 26, 2023

5.23*

English translation of Exclusive Option Agreement among Aixin Times (Beijing) Enterprise Management Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated May 26, 2023

5.24*

English translation of Equity Pledge Agreement among Aixin Times (Beijing) Enterprise Management Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated May 26, 2023

5.25*	English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated May 26, 2023

5.26*	English translation of the Power of Attorney by Yudong Zheng, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated May 26, 2023

Exhibit Number	Description of Document

5.27*	English translation of Letter of Spousal Consent issued by the spouse of Wei Hu, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated May 26, 2023

5.28*	English translation of Letter of Spousal Consent issued by the spouse of Yudong Zheng, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated May 26, 2023

5.29*	English translation of the Termination Agreement by and among Pintec (Beijing) Technology Co., Ltd., Hu Wei, Yudong Zheng, and Beijing Xinshun Dingye Technology Co., Ltd. dated May 26, 2023

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

10.2	Form of Shares Purchase Agreement between Pintec Technology Holdings Limited and certain investors (incorporated by reference to Exhibit 99.2 to our Form 6-K filed with the SEC on March 17, 2023)

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Ofificer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Shihui Partners

15.2*	Consent of Travers Thorp Alberga

15.3*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm

19.1*	Material Nonpublic Information and Prohibition of Insider Trading Policy

97.1*	Clawback Policy

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pintec Technology Holdings Limited

By:	/s/ Zexiong Huang
Name:	Zexiong Huang
Title:	Chief Executive Officer

Date: April 30, 2024

Pintec Technology Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Pintec Technology Holdings Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pintec Technology Holdings Limited (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations and comprehensive loss, changes in equity/(deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 (e), the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1 (e). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for expected credit losses of financing receivables and accounts receivable.

As described in Note 5 and 6 to the consolidated financial statements, the Company’s financing receivables and accounts receivable balance as of December 31, 2023 were RMB 61.47 million and RMB 1.57 million respectively, after allowance for expected credit losses of RMB 23.39 million and RMB 10.70 million respectively.

For the year ended December 31, 2023, the reversal for expected credit losses of financing receivables was RMB 0.55 million and the allowance for expected credit losses of accounts receivable were RMB 6.25 million, respectively. Management estimates the balance of allowance for credit losses of financing receivables and accounts receivable at each balance sheet date. The allowance for expected credit losses is based on historical experience, the age of the balances, credit quality of the Company’s customers, current economic conditions, reasonable and supportable forecast of future economic conditions, and others factors that may affect the ability to collect from customers.

We identified the allowance for expected credit losses of financing receivables and accounts receivable as a critical audit matter due to the significant judgments made by management in estimating expected loss rates. Auditing these elements involved high degree of auditor judgment and extended nature and extent of audit effort to evaluate the reasonableness of Management’s estimates.

How We Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

●	Obtaining an understanding on how the management assess the expected credit losses of financing receivables and accounts receivable;
●	Testing the completeness and accuracy of information used by the management to develop the expected loss rates, including the past due analysis, aging analysis, on a sample basis, to the source documents;
●	Evaluating the reasonableness of the significant assumptions and inputs used by management, including the historical loss rate and migration rates, testing the mathematical accuracy of the calculation and performing sensitive testing.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2019.

New York, NY

April 30, 2024

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(RMB and US$ in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$Note 2 (e)
ASSETS
Current assets:
Cash and cash equivalents	249,728	40,508	5,719
Restricted cash	1,482	—	—
Short-term investment	1,001	—	—
Short-term financing receivables, net	87,087	61,467	8,678
Short-term financial guarantee assets, net	6,480	43	6
Accounts receivable, net	18,627	1,569	222
Prepayments and other current assets, net	22,628	4,605	650
Amounts due from related parties, net	2,161	5	1
Total current assets	389,194	108,197	15,276
Non-current assets:
Non-current restricted cash	5,000	5,000	706
Long-term investments	35,000	—	—
Property, equipment and software, net	89,795	—	—
Intangible assets, net	9,882	—	—
Total non-current assets	139,677	5,000	706
TOTAL ASSETS	528,871	113,197	15,982
LIABILITIES
Current liabilities:
Convertible loan	113,000	—	—
Accounts payable (including amounts of the consolidated VIEs of RMB19,288 and RMB4,437, respectively)	22,684	4,977	703
Amounts due to related parties, current (including amounts of the consolidated VIEs of RMB294,590 and RMB299,346, respectively)	294,634	299,346	42,264
Tax payable (including amounts of consolidated VIEs of RMB32,781 and RMB18,822, respectively)	36,476	18,857	2,662
Financial guarantee liabilities (including amounts of consolidated VIEs of RMB6,914 and RMB43, respectively)	6,914	43	6
Accrued expenses and other liabilities (including amounts of consolidated VIEs of RMB24,803 and RMB21,537, respectively)	52,277	165,072	23,306
Total current liabilities	525,985	488,295	68,941
Non-current liabilities:
Deferred tax liabilities	2,470	—	—
Long-term loan	236,755	—	—
Other non-current liabilities	10,798	4,781	675
Total non-current liabilities	250,023	4,781	675
TOTAL LIABILITIES	776,008	493,076	69,616
Commitments and contingencies (Note 20)
SHAREHOLDERS’ DEFICIT
Class A Ordinary Shares (US$ 0.000125 par value per share; 1,750,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 249,232,020 and 503,747,680 shares outstanding as of December 31, 2022 and 2023, respectively)	233	454	64
Class B Ordinary Shares (US$ 0.000125 par value per share; 250,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 50,939,520 shares outstanding as of December 31, 2022 and 2023, respectively)	42	42	6
Additional paid-in capital	1,998,822	2,036,473	287,528
Statutory reserves	31,995	9,006	1,272
Accumulated other comprehensive income	15,685	73,607	10,393
Accumulated deficit	(2,448,823)	(2,512,537)	(354,743)
Total shareholders’ deficit	(402,046)	(392,955)	(55,480)
Non-controlling interests	154,909	13,076	1,846
TOTAL DEFICIT	(247,137)	(379,879)	(53,634)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	528,871	113,197	15,982

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(RMB and US$ in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$Note 2 (e)
Revenues:
Technical service fees	115,272	51,571	23,929	3,379
Installment service fees	16,949	14,143	13,494	1,905
Wealth management service fees and others	41,019	8,854	15,294	2,159
Total revenues	173,240	74,568	52,717	7,443
Cost of revenues:
Funding cost	(583)	(22)	(9,732)	(1,374)
Reversal/(Provision) for credit losses	1,934	(22,382)	554	78
Origination and servicing cost	(94,186)	(41,291)	(32,153)	(4,540)
Recover of guarantee	4,689	1,082	3,140	443
Service cost charged by Jimu Group-related party	(1,574)	(75)	—	—
Cost of revenues	(89,720)	(62,688)	(38,191)	(5,393)
Gross profit	83,520	11,880	14,526	2,050
Operating expenses:
Sales and marketing expenses	(40,936)	(27,154)	(19,635)	(2,772)
General and administrative expenses	(88,111)	(50,298)	(22,667)	(3,200)
Research and development expenses	(22,714)	(15,960)	(123)	(17)
Impairment loss of long-lived assets	(3,096)	—	(13,794)	(1,948)
Total operating expenses	(154,857)	(93,412)	(56,219)	(7,937)
Operating loss	(71,337)	(81,532)	(41,693)	(5,887)
Loss from disposal of subsidiaries	(5,498)	(2,176)	(38,883)	(5,490)
Impairment of long-term investments	—	(86,600)	—	—
Interest expenses, net	(32,453)	(24,138)	(4,470)	(631)
Other income/ (expenses), net	7,340	411	(10,109)	(1,427)
Loss before income tax expense	(101,948)	(194,035)	(95,155)	(13,435)
Income tax (expenses)/benefits	(6,872)	(2,522)	13,901	1,963
Net loss	(108,820)	(196,557)	(81,254)	(11,472)
Net loss attributable to non-controlling interest	(7,091)	(6,374)	(2,492)	(352)
Net loss attributable to Pintec Technology Holdings Limited shareholders	(101,729)	(190,183)	(78,762)	(11,120)
Other comprehensive (loss)/income:
Fair value change in available for sale investment	(91)	—	—	—
Foreign currency translation adjustments, net of nil tax	(10,702)	6,565	12,328	1,741
Total other comprehensive (loss)/income	(10,793)	6,565	12,328	1,741
Total comprehensive loss	(119,613)	(189,992)	(68,926)	(9,731)
Total comprehensive loss attributable to non-controlling interest	(7,091)	(6,374)	(2,492)	(352)
Total comprehensive loss attributable to Pintec Technology Holdings Limited shareholders	(112,522)	(183,618)	(66,434)	(9,379)
Loss per ordinary share
Basic and diluted	(0.34)	(0.63)	(0.16)	(0.02)
Weighted average number of ordinary shares outstanding
Basic and diluted	299,714,670	300,112,189	494,712,397	494,712,397
Share-based compensation expenses included in
Cost of revenues	(13)	67	(323)	(46)
Sales and marketing expenses	354	—	(1,984)	(280)
General and administrative expenses	2,370	1,952	(2,202)	(311)
Research and development expenses	1,082	2,515	(2,375)	(335)

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)

(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

							Accumulated
						Additional	Other			Total
	Class A Ordinary Shares		Class B Ordinary Shares		Statutory	Paid-in	Comprehensive	Accumulated	Non-controlling	Equity/
	Share	Amount	Share	Amount	Reserve	Capital	Income	Deficit	Interest	(Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2020	247,852,996	232	50,939,520	42	30,763	1,985,792	19,913	(2,155,679)	166,987	48,050
Exercise of options	1,232,241	1	—	—	—	—	—	—	—	1
Non-controlling interests’ contribution	—	—	—	—	—	—	—	—	4	4
Share-based awards to employee of the Group	—	—	—	—	—	3,793	—	—	—	3,793
Share-based awards to employee of Jimu Group	—	—	—	—	—	2,736	—	—	—	2,736
Net loss	—	—	—	—	—	—	—	(101,729)	(7,091)	(108,820)
Appropriation to statutory reserve	—	—	—	—	516	—	—	(516)	—	—
Fair value change in available for sale investment	—	—	—	—	—	—	(91)	—	—	(91)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	(10,702)	—	—	(10,702)
As of December 31, 2021	249,085,237	233	50,939,520	42	31,279	1,992,321	9,120	(2,257,924)	159,900	(65,029)
Exercise of options	146,783	—	—	—	—	—	—	—	—	—
Share-based awards to employee of the Group	—	—	—	—	—	4,534	—	—	—	4,534
Share-based awards to employee of Jimu Group	—	—	—	—	—	1,967	—	—	—	1,967
Net loss	—	—	—	—	—	—	—	(190,183)	(6,374)	(196,557)
Appropriation to statutory reserve	—	—	—	—	716	—	—	(716)	—	—
Disposal of Pintec Australia Pty Ltd and its subsidiaries	—	—	—	—	—	—	—	—	1,383	1,383
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	6,565	—	—	6,565
As of December 31, 2022	249,232,020	233	50,939,520	42	31,995	1,998,822	15,685	(2,448,823)	154,909	(247,137)
Issuance of Class A Ordinary Shares	254,450,000	221	—	—	—	27,539	—	—	—	27,760
Exercise of options	65,660	—	—	—	—	—	—	—	—	—
Share-based awards to employee of the Group	—	—	—	—	—	(13)	—	—	—	(13)
Net loss	—	—	—	—	—	—	—	(78,762)	(2,492)	(81,254)
Appropriation to statutory reserve	—	—	—	—	373	—	—	(373)	—	—
Disposal of SCHL Group	—	—	—	—	(23,362)	—	45,594	23,362	(139,341)	(93,747)
Impact of adoption of ASC 326 (Note 2 (t))	—	—	—	—	—	—	—	(249)	—	(249)
Out-of-period corrections (Note 2 (dd))	—	—	—	—	—	10,125	—	(7,692)	—	2,433
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	12,328	—	—	12,328
As of December 31, 2023	503,747,680	454	50,939,520	42	9,006	2,036,473	73,607	(2,512,537)	13,076	(379,879)

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$Note 2 (e)
Cash flows from operating activities:
Net loss	(108,820)	(196,557)	(81,254)	(11,472)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,356	5,564	1,892	267
Share-based compensation expenses/(reversal)	3,793	4,534	(6,884)	(972)
(Reversal)/Provision for credit losses	(7,276)	35,342	6,584	930
Impairment loss on long-term investments	—	86,600	—	—
Impairment loss of long-lived assets	3,096	—	13,794	1,948
Loss from disposal of subsidiaries	5,498	2,176	38,883	5,490
Loss/(gain) from disposal of property, equipment and software	—	362	477	67
Recovery from long-term investments	—	(2,020)	—	—
Deferred income tax	1,845	977	(2,470)	(349)
Reversal of uncertain tax position (Note 15)	—	—	(12,319)	(1,739)
Changes in operating assets and liabilities:
Short-term and long-term financing receivables	(2,415)	(3,330)	26,173	3,695
Short-term and long-term financial guarantee assets	6,523	6,822	6,871	970
Accounts receivable	10,473	15,452	9,641	1,361
Amounts due from related parties, net	3,486	2,795	2,416	341
Prepayments and other current assets	4,636	19,423	7,859	1,110
Accounts payable	11,281	1,949	(463)	(65)
Amounts due to related parties	18,989	4,226	4,712	665
Tax payable	3,859	7,564	(3,142)	(444)
Financial guarantee liabilities	(6,523)	(6,822)	(6,871)	(970)
Accrued expenses and other liabilities	7,017	4,425	2,712	383
Net cash used in operating activities	(32,182)	(10,518)	8,611	1,216
Cash flows from investing activities:
Purchase of property, equipment and software	(177)	(36)	(729)	(103)
Proceeds from disposal of property, equipment and software	1,964	—	—	—
Purchase of short-term investment	—	(1,001)	—	—
Financing receivables facilitated	(326,637)	(156,477)	—	—
Collection of principal on financing receivables	306,835	141,780	—	—
Net cash advances to Jimu Group	232	286	—	—
Collection of short-term investment	—	—	1,001	141
Prepayment of intent acquisition	(100,000)	—	—	—
Cash return for prepayment of intent acquisition	—	100,000	—	—
Net cash (outflow)/inflow from disposal of subsidiaries	(1,681)	118	—	—
Proceeds from long-term investment disposal	—	2,020	35,000	4,942
Net cash (used in)/provided by investing activities	(119,464)	86,690	35,272	4,980
Cash flows from financing activities:
Repayment of short-term and long-term borrowings	(130,000)	—	(239,550)	(33,822)
Loan received from third parties	—	229,138	—	—
Proceeds from related parties as funding debts	472	—	—	—
Principal repayments on funding debts	(2,811)	(30)	—	—
Proceeds from issuance of convertible loans	—	19,000	—	—
Repayment of convertible loans	—	(306,000)	(45,588)	(6,437)
Proceeds from exercise of options	1	—	—	—
Proceeds from capital injection by non-controlling shareholders	4	—	—	—
Proceeds from issuance of ordinary shares	—	—	27,760	3,919
Net cash used in financing activities	(132,334)	(57,892)	(257,378)	(36,340)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(13,578)	13,144	2,793	395
Net (decrease)/increase in cash, cash equivalents and restricted cash	(297,558)	31,424	(210,702)	(29,749)
Cash, cash equivalents and restricted cash at beginning of the year	522,344	224,786	256,210	36,174
Including:
Cash and cash equivalents at beginning of the year	377,160	217,901	249,728	35,259
Restricted cash at beginning of the year	137,220	1,468	1,482	209
Non-current restricted time deposits at beginning of the year	7,964	5,417	5,000	706
Cash, cash equivalents and restricted cash at end of the year	224,786	256,210	45,508	6,425
Including:
Cash and cash equivalents at end of the year	217,901	249,728	40,508	5,719
Restricted cash at end of the year	1,468	1,482	—	—
Non-current restricted time deposits at end of the year	5,417	5,000	5,000	706
Supplemental disclosure of cash flow information:
Cash paid for interest and funding cost	36,654	14,584	1,556	220
Cash paid for income tax expense	1,097	1,445	937	132
Non-cash investing and financing activities:
Derecognition of assets other than cash upon disposal of SCHL Group	—	—	93,746	13,236
Derecognition of liabilities upon disposal of SCHL Group	—	—	132,045	18,643
Non-controlling interest recognized as other payable upon disposal of SCHL Group	—	—	139,341	19,673

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities
(a)	Nature of operations

Pintec Technology Holdings Limited (the “Company” or “Pintec”) is principally engaged in the operation of an online technology platform enabling financial services (the “Pintec Business”) in the People’s Republic of China (the “PRC” or “China”). The financial services enabled by the Company’s technology platform include: (i) assistance for borrowers to obtain loans from third party investors and certain financial partners, (ii) a lending solution for borrowers who want to finance their on-line purchases or who have personal or business installment loan requests, (iii) a wealth management and insurance product distribution solution for asset management and insurance companies respectively to facilitate the sales of their products and (iv) risk model building and risk control assessment to the enterprise customer based on its own or legally authorized database resources. The Company was incorporated in the Cayman Islands on March 2, 2017 as an exempted company with limited liability.

(b)	Major subsidiaries and VIEs

As of December 31, 2023, the Company’s principal subsidiaries, consolidated VIEs and subsidiaries of VIEs (collectively the “Group”) are as follows.

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
The Company:

Pintec Technology Holdings Limited (“Pintec”)	March 2, 2017	The Cayman Islands		Investment holding

Wholly owned subsidiaries:

Qilehui Credit Information Co., Ltd (“Qilehui”)	August 31, 2020	The PRC	100%	Corporate credit investigation and risk control services

Aixin Times (Beijing) Enterprise Management Co., Ltd.	April 13, 2023	The PRC	100%	Investment holding

VIEs and VIEs subsidiaries (referred to as “Pintec Operating Entities”):

Beijing Hongdian Fund Distributor Co., Ltd. (“Beijing Hongdian”)	April 13, 2015	The PRC	100%	Wealth management solution business

Shanghai Anquying Technology Co., Ltd. (“Shanghai Anquying”)	November 16, 2015	The PRC	100%	Lending solution business

Myfin Insurance Broker Co., Ltd (“Myfin Insurance”)	December 17, 2015	The PRC	60%	Insurance solution business

Anquying (Tianjin) Technology Co., Ltd. (“Tianjin Anquying”)	January 29, 2016	The PRC	100%	Lending solution business

Xuanji Intelligence (Beijing) Technology Co., Ltd. (“Beijing Xuanji”)	May 31, 2016	The PRC	100%	Wealth management solution business

Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. (“Shenzhen Minheng”)	June 30, 2016	The PRC	100%	Lending solution business

Pintec Jinke (Beijing) Technology Information Co., Ltd., (formerly known as Hezi (Beijing) Consultants Co., Ltd) (“Beijing Jinke”)	January 3, 2017	The PRC	100%	Wealth management solution business

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.Organization and principal activities (Continued)

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
Ganzhou Dumiao Intelligence Technology Co., Ltd (formerly known as Anquying (Ganzhou) Technology Co., Ltd.) (“Ganzhou Anquying”)	May 27, 2017	The PRC	100%	Lending solution business and risk control services

Anquyun (Tianjin) Technology Co., Ltd. (“Tianjin Anquyun”)	January 2, 2018	The PRC	100%	Lending solution business

Beijing Xinshun Dingye Technology Co., Ltd. (“Xinshundingye”)	January 30, 2019	The PRC	100%	Wealth management solution business

Ganzhou Aixin Network Micro Finance Co., Ltd, (formerly known as Ganzhou Jimu Micro Finance Co., Ltd.) (“Ganzhou Micro Finance”)	March 21, 2019	The PRC	100%	Micro-loan Lending

Pintec Yunke (Ganzhou) Technology Information Co., Ltd. (“Pintec Yunke”)	May 9, 2019	The PRC	100%	Lending solution business

(c)	Variable interest entities

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

The following consolidated financial information of the Group’s VIEs after the elimination of inter-company transactions and balances as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 were included in the Group’s consolidated financial statements as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Total assets	170,829	109,966
Total liabilities	378,376	344,185

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Total net revenues	147,883	51,536	39,961
Net income/(loss)	40,717	(74,607)	(13,469)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash provided by operating activities	82,587	39,132	24,659
Net cash (used in)/ provided by investing activities	(19,956)	(15,446)	36,004
Net cash used in financing activities	(132,810)	(30)	—

In accordance with the contractual arrangements, the relevant PRC subsidiaries have the power to direct activities of the Group’s VIEs and VIEs’ subsidiaries, and can transfer assets out of the Group’s VIEs and VIEs’ subsidiaries. No assets of the VIEs and VIEs’ subsidiaries are collateral for the VIEs’ obligations and all assets can only be used to settle the VIEs’ obligation. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Group in the form of loans and advances or cash dividends. As the VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group for the liabilities of the VIEs and the VIEs’ subsidiaries.

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

(e)Going Concern

The Group experienced net loss of RMB108,820, RMB196,557 and RMB81,254 for the years ended December 31, 2021, 2022 and 2023, and net cash used in operating activities of RMB32,182 and RMB10,518 , provided by operating activities of RMB8,611 for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, the Company had net current liabilities of RMB380,098. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

In order to alleviate the pressure on capital turnover, the Company has reached an agreement with a third-party institution to obtain a line of credit facility with an amount up to US$40 million. Due to the unpredictable future of the capital markets and the industry in which the Company operates, there can be no assurance that the Company will be successful in achieving its budget goals, that the Company’s future capital raising will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its budget goals, it may have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements. The consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

2.	Summary of significant accounting policies
(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Significant accounting policies followed by the Group in the preparation of the consolidated financial statements are summarized below.

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.Summary of significant accounting policies (Continued)

Significant accounting estimates reflected in the Group’s consolidated financial statements include provision for credit losses, valuation and recognition of share-based compensation expenses, uncertain tax positions, valuation allowance of deferred tax assets, impairment of long-lived assets including property, equipment and software and intangible assets, impairment of long-term investment and the useful lives of property, equipment and software and intangible assets. Changes in facts and circumstances may result in revised estimates.

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

(d)	Foreign currency translation and transaction

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

The Group recognizes the accumulated cumulative translation adjustment balance associated with disposed foreign subsidiaries as part of the gain or loss on disposal of foreign subsidiaries.

(e)	Convenience translation

Translations of the consolidated balance sheets, the consolidated statement of operations and comprehensive loss and the consolidated statement of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0827, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(f)Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company had cash and cash equivalents of RMB249,728 and RMB40,508 as of December 31, 2022 and 2023, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.Summary of significant accounting policies (Continued)

(g)Short-term investments

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

Cash that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash, and that are restricted as to withdrawal or use for other than current operations is classified as non-current. Restricted cash primarily represent: (i) deposits restricted in banks due to legal disputes (ii) dedicated funding demanded by the China Banking and Insurance Regulatory Commission (“CBIRC”) for insurance business. The Company had current restricted cash of RMB1,482 and nil and non-current restricted cash of RMB5,000 and RMB5,000 as of December 31, 2022 and 2023, respectively.

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

(3) Accrued interest income on financing receivables

Accrued interest income on financing receivables is calculated based on the contractual interest rate of the loan and recorded as installment service fees as earned. Financing receivables are placed on non-accrual status upon reaching 90 days past due in operating entities in PRC. When a financing receivable is placed on non-accrual status, the Group stops accruing interest as of such date. The Group does not resume accrual of interest after a loan has been placed on non-accrual basis.

The Company charges off the accrued interest receivable against the related allowance when management determines that full repayment of a loan is not probable. Generally, charge-off occurs after the 90th day of delinquency in operating entities in PRC. All accrued but unpaid interest as of such date is charged off against the provision for credit loss. The primary factor in making such determination is the assessment of potential recoverable amounts from the delinquent debtor.

(4) Non-accrual financing receivables and charged-off financing receivables

The Group considers a financing receivable to be delinquent when a monthly payment is one day past due. When the Group determines it is probable that full repayment of a loan will not be made, the remaining unpaid principal balance is charged off against the allowance for credit losses. Generally, charge-offs occur after 90 days of delinquency in operating entities in PRC. Installment service fees for nonaccrual financing receivables is recognized upon the collection of cash.

(k)	Accounts receivable, net

Accounts receivable represent amounts due from customers and are stated at the original amount less allowance for credit losses. Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. The Company performs ongoing credit evaluation of its customers, and assesses allowance for credit losses based on credit loss model on portfolio basis. Accounts receivable balances are written off after all collection efforts have been exhausted. For accounts receivable from individuals, the balances are charged off after 90 days of delinquency. Accounts receivable were RMB18,627 and RMB1,569 as of December 31, 2022 and 2023.

(l)	Long-term investments

Long-term investments represent the Group’s equity investments in privately held companies accounted for equity method, and equity investments without readily determinable fair values.

(1)	Equity investments accounted for using the equity method

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

The Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive loss after the date of acquisition. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive loss if any. For the years ended December 31, 2021, 2022 and 2023, the Group recognized impairment loss on equity investment accounted for using the equity method of nil, RMB36,600 and nil, respectively.

(2)	Equity investments without readily determinable fair values

The Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive loss. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive loss if any. No impairment was recognized on equity investment without readily determinable fair values for the years ended December 31, 2021 and 2023. For the year ended December 31, 2022, the Group recognized impairment loss of RMB50,000.

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

The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value. Intangible assets with useful lives are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful life
Microcredit license	17 years
Software copyright	2 years
Customer database	5.5 years
Customer relationship	10 years
Trademark	5.5 years
Credit investigation license	indefinite

(o)	Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Group recorded impairment of long-lived assets of RMB3,096, nil and RMB3,912 for the years ended 2021, 2022 and 2023, respectively.

(p)Impairment of indefinite-lived intangible assets

The Group tests intangible assets that are not subject to amortization for impairment annually. An enterprise credit investigation license has been assigned as an indefinite life as the Group anticipates that it will contribute cash flows indefinitely. Indefinite-lived intangible assets are not amortized, but are evaluated at least annually to determine whether the indefinite useful life is appropriate. The Group measures the fair value of identifiable intangible assets upon acquisition and review for impairment annually on December 31, and whenever market or business events indicate there may be a potential impairment of that intangible. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. Nil, nil and RMB9,882 impairment for intangible assets with indefinite life were recorded for the years ended December 31, 2021, 2022 and 2023, respectively.

(q)	Financial Guarantee

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

For the years ended December 31, 2021, 2022 and 2023, revenues recognized related to releasing of guarantee liabilities were RMB27,035, RMB9,662 and RMB536, respectively.

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

As of December 31, 2022 and 2023, the maximum potential future payment the Group could be required to make were RMB11,158 and RMB431, respectively.

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

The Company assesses the realization of the financial guarantee assets collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio and records an allowance for amounts that it estimates will not be realized. For the years ended December 31, 2021, 2022 and 2023, the Company recorded reversal of allowance RMB387, RMB171 and RMB434, respectively in the statement of operations and comprehensive loss.

(r)	Revenue recognition

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

Technical service fees

Under ASC 606, the Group considers the 1) online credit assessment and referral service and post-lending management service, collectively and 2) guarantee service as two separate services, of which, the guarantee service is accounted for at fair value in accordance with ASC 460. Revenue from the guarantee services is recognized once the Company is released from the underlying risk (see Note2(p)).

As the online credit assessment and referral service and post-lending management service are not distinct, the Group identifies one performance obligation under ASC 606.

The Group also provides risk control service to customers in a separate contract, which is identified as one performance obligation under ASC 606. The Group determines the transaction price of technical services to be the service fees chargeable to customers.

The Group determines the transaction price of technical service to be the service fees chargeable from the borrowers or institutional financial partners, net of value-added tax and excluding the transaction price allocated to guarantee service. The transaction price of technical service is determined based on a specific percentage of the loan volume that the Group referred to financial partners and takes into account of collections from borrowers including default or early repayment of the borrowers as adjusting factors in determining the actual technical service fee according to method agreed in contracts with customers.

Revenues from technical services are recognized over time since the customers simultaneously receive and consume benefit provided by the Group’s technical service as the Group performs. Output method is used to measure the Group’s progress toward complete satisfaction of the performance obligation. For technical service fees charged from borrowers, the Group recognizes revenue during the service period. For technical service fees charged from other financial partners, the Group applies the invoice practical expedient and recognizes revenue in the amount to which the Group has a right to invoice based on the dollar volume of loans referred to financial partners and collection of principal and interest from borrowers within the period.

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

Contract assets

The Group has no contract assets.

Contract liability

Contract liability consists of technical service fees received from borrowers before the Group has a right to invoice, and is recorded as “Deferred service fee” included in “Accrued expenses and other liabilities” on the consolidated balance sheets. For monthly consulting fee which is received monthly from customers and upfront fee which is received upon the successful matching of the loans, contract liability is recognized as revenue when service is provided. The amount of revenue recognized during the years ended December 31, 2021, 2022 and 2023 that was previously included in the contract liabilities balance as of December 31, 2020, 2021 and 2022 was RMB6,890, RMB1,885 and RMB1,714.

(s)	Funding cost

Funding cost mainly consists of interest expense the Group pays in relation to the funding debts to fund its financing receivables and certain fees incurred in obtaining these funding debts, such as origination and management fees and legal fees.

(t)	Provision for credit losses

On January 1, 2023, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model) using the modified retrospective transition method.

The Group’s financial assets subject to the CECL model mainly include: financing receivables, accounts receivable and other receivables which are recorded as a component of the prepayments and other current assets.

The Group estimates the loss rate of financing receivables on a pool basis by taking into consideration the historical delinquency rate by vintage, adjusted by correlated industrial and macro-economic factors, and other pertinent information in assessing future performance of the loan portfolio. The Group monitors the delinquency status by vintage of origination and write off delinquent loans timely when the loans become uncollectible.

For accounts receivable, the Group estimates the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For other receivables, the Group reviews other receivables on a periodic basis and makes allowances on an individual basis when there is doubt as to the collectability. Other receivables are written off after all collection efforts have been exhausted.

The cumulative effect from the adoption as of January 1, 2023 was immaterial to the consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)
(u)	Origination and servicing cost

Origination and servicing cost mainly consists of costs that are paid for data used in credit assessments, users acquisition costs relating to revenue from lending solutions, bandwidth and data center costs, customer service support costs and fees paid to third-party payment channels.

(v)Research and development expenses

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

(w)Share-based compensation expenses

All share-based awards granted to employees, including restricted ordinary shares and share options, are measured at fair value on grant date. Share based compensation expense is recognized using the straight-line method or graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

The Binomial option pricing model is used to estimate fair value of the share options. Restricted ordinary shares are measured based on the fair value of ordinary shares at the grant date. The determination of estimated fair value of share-based payment awards on the grant date using an option pricing model was affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate, volatility and any expected dividends. Shares that do not have quoted market prices, were valued based on the income approach. Determination of estimated fair value shares that do not have quoted market prices requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on similar companies in China.

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

(x)	Leases

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

(y)Taxation

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

(z)Segment reporting

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

(aa)Loss per share

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

(bb)Statutory reserves

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

For the years ended December 31, 2021, 2022 and 2023, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB516, RMB716 and RMB373, respectively. No appropriation to other reserve funds was made for any of the periods presented.

(cc)Comprehensive loss

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.Summary of significant accounting policies (Continued)

(dd)Out-of-period corrections

During 2021, the Group recorded an out-of-period adjustment to correct prior period errors relating to bad debt allowance on accounts receivable of RMB2,903 and impairment of intangible assets of RMB3,096 after an amortization of RMB3,688. During 2022, the Group recorded an out-of-period adjustment to correct prior period errors relating to accounts receivable of RMB6,047. During 2023, the Group recorded three out-of-period adjustments to correct previous period errors relating to (1) reclassification of additional paid-in capital and accumulated deficits of RMB7,692; (2) cost of revenues and additional paid-in capital of RMB9,304; (3) general and administration expense and additional paid-in capital of RMB6,871, collectively, resulting net effect on net loss of RMB2,433. The Group evaluated the impacts of the out-of-period adjustments to correct the errors for years ended December 31, 2021, 2022, 2023 and for prior periods, both individually and in the aggregate, and concluded that the adjustments were not material to the consolidated financial statements for the years ended December 31, 2021, 2022, 2023 and for all impacted periods.

(ee)Recently issued accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption of the amendments is permitted. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company expects no material impact of adopting ASU 2021-08.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company expects no material impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company expects no material impact of adopting ASU 2023-09.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position.

3.	Concentration and risks

Concentration of Business Partners

The Group generates the majority of revenues through a limited number of Business Partners. For the years ended December 31, 2021 and 2022, the Group generated the 53.8% and 49.8% of its total revenues, respectively, through cooperation with top five Business Partners, among which 28.8%, 17.0% of total revenues were generated through cooperation with Qunar, which is a large mobile and online travel platform in China. For the year ended December 31, 2023, the Group generated 29.1% of its total revenues through cooperation with top five Business Partners and 11.7% of total revenues were generated through cooperation with a technology company in China. The partnerships with these Business Partners are not on an exclusive basis, and the contract durations are short. If these Business Partners change their policies, terminate their partnership or do not renew their cooperation agreements with the Group, the business and result of operations of the Group may be materially and adversely affected.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

3.Concentration and risks (Continued)

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

4.	Acquisitions and disposal

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

4.	Acquisitions and disposal (Continued)

(ii) Disposal of SCHL Group

On May 26, 2023, the Company entered into an equity transfer agreement with Otov Alfa Holdings Limited (“Otov Alfa”), a British Virgin Islands business company designated by Ningxia Fengyin Enterprise Management Consulting LLP (“Ningxia Fengyin”), under which the Company transferred 100% of its equity interest in subsidiaries including Sky City Holding Limited, and its subsidiaries (collectively “SCHL Group”) to Otov Alfa, at nil consideration (the “Deconsolidation”), in order to settle all outstanding convertible loan owed by the Group to Ningxia Fengyin. SCHL Group mainly served as a holding company for a group of investment companies with no material operations, and meanwhile, as the obligator of the outstanding convertible loan and interest. The Deconsolidation of SCHL Group was not a strategic shift as it has no material impact on the Group’s business, therefore it was not qualified as discontinued operation. Upon the completion of the Deconsolidation, the control of SCHL Group was transferred to Otov Alfa on May 30, 2023 (the “Closing Date”), and the assets and liabilities of SCHL Group, including the outstanding convertible loan and interest payable, cash in bank, property and some other assets and liabilities with a net liability balance of RMB6,711 were transferred to Otov Alfa, resulting in settlement of the outstanding convertible loan and a gain from disposal of RMB6,711. The cumulative foreign currency translation loss (recorded as accumulated other comprehensive loss) related to SCHL Group of RMB45,594 was released as a loss on disposal, with a total loss of RMB38,883 recognized related to the disposal of SCHL Group for the year ended December 31, 2023.

5.Financing receivables, net

The financing receivables, net, consists of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Short-term:
Short-term financing receivables	110,418	84,858
Allowance for credit losses	(23,331)	(23,391)
Short-term financing receivables, net	87,087	61,467

The following table summarizes the balances of financing receivables by due date.

	As of December 31,
	2022	2023
	RMB	RMB
Due in months:
0 - 12	110,418	84,858
13 - 24	—	—
Total financing receivables	110,418	84,858

The movement of the allowance for credit losses for the years ended December 31, 2021, 2022 and 2023 were as following:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	583	2,657	23,331
Release due to disposal of subsidiaries	—	(3,673)	—
(Reversal)/Additions	(1,934)	22,382	(554)
Charge-offs reversal	4,008	1,965	614
Balance at end of the year	2,657	23,331	23,391

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

5.Financing receivables, net (Continued)

Aging analysis of past due financing receivables are as below:

				91 Days or
	1 - 30 Days	31 - 60 Days	61 - 90 Days	Greater Past	Total Past
Financing receivables	Past Due	Past Due	Past Due	Due	Due	Current	Total
As of December 31, 2022	278	69	—	—	347	110,071	110,418
As of December 31, 2023	103	175	23,275	—	23,553	61,305	84,858

6.Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Receivables for technical service fees from borrowers and financial partners	12,998	10,193
Receivables for marketplace service fees from asset management companies	1,394	262
Receivables for marketplace service fees from insurance companies and others	11,342	1,815
Total accounts receivable	25,734	12,270
Allowance for credit losses	(7,107)	(10,701)
Accounts receivable, net	18,627	1,569

The movements in the allowance for credit losses for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	369	4,396	7,107
Additions	1,152	2,775	6,248
Charge-off reversal/(Charge-off)	2,875	(64)	(2,903)
Impact of adoption of ASC 326	—	—	249
Balance at end of the year	4,396	7,107	10,701

7.Prepayments and other current assets, net

Prepayments and other current assets, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Deposits to financial partners and other vendors	10,913	3,663
Prepaid expenses	8,875	706
Receivables from third-party online payment platforms and business partners	1,261	1,880
Deductible input VAT	4,577	835
Others	5,911	641
Total prepayments and other current assets	31,537	7,725
Allowance for credit losses	(8,909)	(3,120)
Total prepayments and other current assets, net	22,628	4,605

For the years ended December 31, 2021, 2022 and 2023, the Group made allowance for prepayments and other current assets in the amount of RMB636, RMB8,781 and RMB1,584, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

8.Property, equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Building	92,747	—
Computer and electronic equipment	11,675	5,224
Software	7,990	7,149
Office furniture and equipment	581	942
Leasehold improvement	1,458
Total	114,451	13,315
Less: Accumulated depreciation and amortization	(24,656)	(9,403)
Less: Impairment loss	—	(3,912)
Property, equipment and software, net	89,795	—

Depreciation and amortization expenses for the years ended December 31, 2021, 2022 and 2023 was RMB8,830, RMB5,564 and RMB1,892, respectively. Impairment loss for the years ended December 31, 2021, 2022 and 2023 was nil, nil and RMB3,912.

9.Long-term investments

The following table sets forth the changes in the Group’s long-term investments:

Total
RMB
Balance as of December 31, 2021	122,572
Disposal of investments	(972)
Impairment loss of investments	(86,600)
Balance as of December 31, 2022	35,000
Disposal of investment	(35,000)
Balance as of December 31, 2023	—

In 2022, the Group derecognized a long-term investment of RMB1,484 as a result of disposal of Pintec Australia Pty Ltd and its subsidiaries.

In 2022, the Group disposed 52,844 shares it held in an investee with the consideration of RMB2,020 and held 10% of the equity interest in this investee after such disposal. This investment was fully impaired in prior year, thus a gain of RMB2,020 was recognized in year 2022.

In 2023, the Group sold 5% equity interest of Fullerton Credit (Chongqing) Co., Ltd (“Chongqing Fullerton”) for a total cash consideration of RMB35,000, which equals to its carrying value, to a third party. As a result, the Group no longer hold any equity interest in Chongqing Fullerton.

For the years ended December 31, 2021, 2022 and 2023, the Group recognized impairment on long-term investments of nil, RMB86,600 and nil, respectively, due to their recurring operating losses and non-recoverability, that was other-than temporary. For the years ended December 31, 2021, 2022 and 2023, the changes in fair value of private fund were loss of RMB91, nil and nil, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

10.Intangible assets, net

Intangible assets, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
License with indefinite life	9,882	9,882
Customer database	8,815	8,815
Trademark	65	65
Less: Accumulated amortization	(8,880)	(8,880)
Less: Impairment loss	—	(9,882)
Intangible assets, net	9,882	—

Amortization expenses for the years ended December 31, 2021, 2022 and 2023 were RMB3,526, nil and nil, respectively.

For the year ended December 31, 2021, the Group recognized impairment loss of RMB3,096 for software copyright and customer relationship. The Group did not record any impairment loss of intangible assets in 2022. For the year ended December 31, 2023, the Group recognized RMB9,882 for the enterprise credit investigation license with indefinite life.

11.Financial guarantee liabilities and financial guarantee assets

(i) Financial guarantee liabilities

The following table sets forth the financial guarantee liabilities movement activities for the years ended December 31, 2021, 2022 and 2023.

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	20,260	13,736	6,914
Fair value of financial guarantee liabilities upon the inception of new loans	20,511	2,840	—
Release of financial guarantee liabilities	(27,035)	(9,662)	(6,871)
Balance at the end of the year	13,736	6,914	43

(ii) Financial guarantee assets, net

The financial guarantee assets, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Short-term:
Short-term financial assets receivable	6,914	43
Allowance for credit losses	(434)	—
Short-term financial assets receivable, net	6,480	43

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

11.Financial guarantee liabilities and financial guarantee assets (Continued)

The movement of the allowance for credit losses for the years ended December 31, 2021, 2022 and 2023 consist of the following:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	992	605	434
Reversal	(387)	(171)	(434)
Balance at end of the year	605	434	—

12.Convertible loan

In October 2020, the Group entered into certain equity transfer agreements (the “Agreements”) with Ningxia Fengyin Enterprise Management Consulting LLP (“Ningxia Fengyin”) to obtain total equity interests of Yinchuan Chuanxi Technology Co., Ltd. (“Chuanxi Technology”), an entity that holds only cash in RMB400,000 and no other assets or liability, for total consideration of RMB400,000 (the “Consideration”).

As part of the transaction, in October 2020, the Group issued a warrant (the “Warrant”) to Otov Alfa Holding Limited (the “Otov Alfa”), an entity designated by Ningxia Fengyin, to subscribe 320,036,576 class A ordinary shares of the Company at par value US$0.000125 per share (the “Warrant Shares”). The Warrant is exercisable immediately and will expire on the third anniversary of October 22, 2020. If the Warrant is exercised before its expiration date, the Group will be released from the obligation of paying corresponding portion of the Consideration. The un-released portion of the Consideration bears an annual interest rate of 8.75%, and the interest is payable quarterly.

The Consideration payable was accounted as a liability. Since the Warrant is not detachable from the debt and is not a derivative, and no cash conversion features and beneficial conversion features are contained in the instrument, the Consideration payable and the Warrant were entered into together at the same time and in contemplation with each other, thus were determined as convertible loan in substance. This convertible loan was accounted as a liability equal to the proceeds received in entirety (the RMB400 million held by Chuangxi Technology). The Group has repaid RMB306,000 of convertible loan and proceeds another RMB19,000 from new issuance of convertible loan during the year ended December 31, 2022.

To settle the remaining balance of convertible loan, the Company has disposed of SCHL Group to Otov Alfa at nil consideration on May 26, 2023. Upon the completion of disposal of SCHL Group, the convertible loan was derecognized and the Company did not have any further repayment obligation. On May 26, 2023, the Company also entered into a termination agreement with Otov Alfa (“Warrant Termination Agreement”) as part of the Deconsolidation (see Note 4 (ii)), under which the Company and Otov Alfa agree that all terms and provisions in the Warrant shall be terminated, and all rights and obligations of the relevant parties under the warrant shall be ceased and terminated with immediate effect upon the effectiveness of the Warrant Termination Agreement.

To secure the Consideration due to Ningxia Fengyin, on December 2, 2020, the Group pledged 100% equity interest of Ganzhou Micro Finance, a subsidiary of the Group, to Ningxia Fengyin. Upon the Deconsolidation and the termination of the warrant, such pledge was also released.

Convertible loan principal was RMB113,000  and nil as of December 31, 2022 and 2023, respectively. Accrued interest payable was RMB8,127 and nil as of December 31, 2022 and 2023. For the years ended December 31, 2021, 2022 and 2023, interest expenses were RMB35,000, RMB21,377 and RMB4,056, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

13.Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Interest payable	14,641	—
Professional service fees payable	7,007	4,547
Payables to financial partners	5,713	3,311
Payables to non-performing assets disposal companies	5,627	6,139
Payable to business partner on behalf a third party	4,514	4,514
Deferred government grants	3,000	—
Payroll payable	2,947	1,402
Deferred service fee	1,714	1,535
Contractual penalty payable	2,000	—
Other payable*	—	139,341
Others	5,114	4,283
Total	52,277	165,072

* The balance represents non - controlling interest in the disposed SCHL Group (see Note 4 (ii)). The investment from the non - controlling interest holder was utilized by the Company in the form of working capital loan to its currently consolidated subsidiaries, VIEs and VIEs subsidiaries and was waived by SCHL Group before Deconsolidation. As the Group is not able to ascertain that the non - controlling interest holder will not claim from the Group for its interest in SCHL Group after the disposal of SCHL Group in the foreseeable future, the Group recognized balance of noncontrolling interest as of the disposal date as other payables due to the non - controlling interest holder upon Deconsolidation. The maximum exposure expected is RMB139,341, which is the initial investment of RMB150,000 decreased by RMB 10,659 loss from operations of Huatai Ningxia since the investment was made.

14.Non-controlling interests

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

Pursuant to an partnership agreement signed in December 2019, Pintec Ganzhou and Yinchuan Xingyin Investment Fund Limited Partnership (“Yinchuan Xingyin”) agreed to invest RMB300,000 and RMB200,000 respectively to setup Huatai Ningxia Corporation Consulting Limited Partnership (“Huatai Ningxia”), the primary purpose of which is to invest in Pintec Yinchuan, a subsidiary of Pintec Ganzhou. Pintec Ganzhou and Yinchuan Xingyin paid RMB300,000 and RMB150,000 respectively in December 2019. Since the Group controlled Huatai Ningxia after the investment, the investment from Yinchuan Xingyin was accounted for as non-controlling interest. Since May 2023, investment from Yinchuan Xingyin was no longer accounted for as non-controlling interest due to disposal of SCHL Group (See Note 13).

In September 2021, the Group set up Janko Loans Pty Ltd (“Janko”) and Wagepay Pty Ltd (“Wagepay”) and hold 50% and 50% equity interest, respectively. Since the Group retains control of Janko and Wagepay by owning majority seats of the board, the investment from other shareholders of Janko and Wagepay is accounted for as non-controlling interest. Since May, 2022, Janko and Wagepay were disposed upon the disposal of Pintec Australia Pty Ltd. and its subsidiaries.

15.Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

15.Taxation (Continued)

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are not subject to tax on their income or capital gains.

Australia

Under the current laws of the Australia, entities incorporated in Australia are subject to income tax rate at 30%.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first HK dollar 2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5% or 15%, as applicable. Because the preferential tax treatment is not elected by the Group, all the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. Payments of dividends by the subsidiary to the Group are not subject to withholding tax in Hong Kong as the Group has no assessable profits during the years ended December 31, 2021, 2022 and 2023.

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

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25 % for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the years ended December 31, 2021, 2022 and 2023.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

15.Taxation (Continued)

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

The following table sets forth current and deferred portion of income tax expense of the Company’s China subsidiaries, overseas subsidiaries, VIEs, and subsidiaries of the VIEs:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expense/(benefit)	5,027	1,545	(11,431)
Deferred income tax expense/(benefit)	1,845	977	(2,470)
Income tax expense/(benefit)	6,872	2,522	(13,901)

Loss before income tax expense was attributable to the following geographic locations:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
PRC	73,988	175,801	45,305
Others	27,960	18,234	49,850
Total loss before income tax expense	101,948	194,035	95,155

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rates:

	For the years ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Statutory income tax rate in PRC	25.00%	25.00%	25.00%
Tax effect of different tax rates in other jurisdictions	(0.39)%	(0.37)%	(0.14)%
Tax effect of tax-exempt entities *	(1.89)%	(0.53)%	0.83%
Tax effect of expired tax attribute carryforwards	(4.57)%	(4.03)%	(14.00)%
Tax effect of preferred tax rate	(7.85)%	(1.47)%	(0.41)%
Tax effect of R&D expense additional deduction	1.59%	0.97%	0.48%
Tax effect of non-deductible expenses	(0.29)%	(0.54)%	(3.43)%
Tax effect of deferred tax effect of tax rate change	6.88%	1.44%	—%
Non-deductible loss on disposal of subsidiaries	—%	—%	(10.22)
Changes in unrecognized tax benefits	—%	—%	12.95%
Prior year true up	—%	—%	(78.46)%
Changes in valuation allowance	(25.22)%	(21.77)%	82.01%
Effective tax rate	(6.74)%	(1.30)%	14.61%
*	Tax-exempt entities represent entities entity incorporated in the Cayman Islands for which the statutory tax rate is zero.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, as of December 31, 2023, the tax years from 2018 to 2022 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Group had unrecognized tax benefits of RMB14,421 and RMB2,102 which were included in the income tax payable balance as of December 31, 2022 and 2023, respectively. The amount of unrecognized tax benefit that if recognized would affect the effective tax rate as of December 31, 2022 and 2023 was RMB RMB14,421 and RMB2,102, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

15.Taxation (Continued)

The Group recognizes interest expenses and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the years ended December 31, 2021, 2022 and 2023, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Group has a liability for accrued interest of nil and nil as of December 31, 2022 and 2023, respectively.

ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Group record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjust these liabilities when the Group’s judgment changes as a result of the evaluation of new information not previously available. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. Due to statute expiration, RMB2,102 is expected to reverse in the next 2 years.

The following table sets forth changes in uncertain tax position:

	As of December 31,
	2022	2023
	RMB	RMB
Balance at beginning of the year	14,421	14,421
Lapse of statutes of limitations	—	(12,319)
Balance at end of the year	14,421	2,102

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts and credit losses	241,242	240,368
Impairment of long-term investment	22,498	9,150
Impairment of long-lived assets	—	799
Net operating loss carry forwards	74,072	17,712
Guarantee liabilities	57,112	11
Accrued expense	12,129	2,000
Subtotal	407,053	270,040
Less: valuation allowance	(407,053)	(270,040)
Total deferred tax assets, net	—	—
Deferred tax liabilities:
Intangible assets acquired in a business combination	(2,470)	—
Total deferred tax liabilities	(2,470)	—
Net deferred tax liabilities	(2,470)	—

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

15.Taxation (Continued)

Changes in valuation allowance are as follows:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	347,240	367,071	407,053
Additions	35,095	51,823	11,159
Reversals	(9,388)	(9,586)	(89,197)
Decrease in disposal of subsidiaries*	(5,876)	(2,255)	(58,975)
Balance at end of the year	367,071	407,053	270,040
*	In September, 2021, the Group disposed FT Group, and valuation allowance decreased in the net amount of RMB5,876.

In May, 2022, the Group disposed Pintec Australia Pty Ltd. and its subsidiaries, and valuation allowance decreased in the net amount of RMB2,255.

In May 2023, the Group disposed SCHL Group, and valuation allowance decreased in the net amount of RMB58,975.

The Group’s valuation allowance is considered on each individual subsidiary. The Group has recognized the valuation allowance against deferred tax assets as the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

For entities incorporated in Hong Kong, net loss can be carried forward indefinitely; for entities incorporated in PRC mainland, net loss can be carried forward for five years and ten years for entities qualified as “high and new technology enterprise”. As of December 31, 2023, the Group had net operating loss carryforwards of approximately nil and RMB70,837 for entities incorporated in Hong Kong and PRC mainland, respectively. As of December 31, 2023, the net operating loss carryforwards from PRC will expire, if unused, from 2024 to 2033.

16.Share based compensation expenses

For the years ended December 31, 2021 and 2022, total share-based compensation expenses were RMB3,793 and RMB4,534, respectively. For the year ended December 31, 2023, the reversal of share-based compensation expense was RMB6,884, which was mainly due to out-of-period correction, see Note 2 (dd).

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

16.Share based compensation expenses (Continued)

A summary of activities of the service-based share options granted to the employees of the predecessor operations of Pintec Business for the year ended December 31, 2023 is presented below:

	Options	Weighted Average	Weighted Average Remaining	Average
	Outstanding	Exercise Price US$	Contractual Life (In years)	Intrinsic Value
Outstanding as of December 31, 2022	51,310	1.00	2.45	—
Granted	—	—	—	—
Exercised	(19,988)	1.00	—	—
Forfeited	(5,000)	1.00	—	—
Outstanding as of December 31, 2023	26,322	1.00	1.22	—
Vested and exercisable as of December 31, 2023	26,322	1.00	1.22	—

For the years ended December 31, 2021, 2022 and 2023, share-based compensation expenses recognized associated with the service-based share options granted to employees of the predecessor operations of Pintec Business and allocated to the Company were RMB119, nil and nil, respectively.

As of December 31, 2023, there was no unrecognized share-based compensation expenses related to the share options granted to employees of the predecessor operations of Pintec Business and allocated to the Company.

(b) Restriction of ordinary shares held by management and employees

The Company granted 1,863,043 restricted shares on June 28, 2019 to its employees and management. The shares subject to vesting thereafter in 4 equal and continuous yearly installments following the grant date provided that the employees’ and managements’ continuous service. The fair value of the restricted shares at the grant date equal to the market price of the Company’s ordinary shares, which was US$0.42 per share.

The fair value of the ordinary shares at the grant date recognized as compensation expenses using graded vesting method over the requisite service period, which is the vesting period.

The activities of the total restricted ordinary shares for the year ended December 31, 2023 are summarized as below:

		Weighted-Average
		Grant Date Fair Value
	Number of shares	(in US$)
Unvested at December 31, 2022	11,217	0.42
Vested	(6,730)	0.42
Forfeited	(4,487)	0.42
Unvested at December 31, 2023	—	—

For the years ended December 31, 2021, 2022 and 2023, share-based compensation expenses recognized associated with the restricted ordinary shares and allocated to the Company were RMB102, RMB65 and RMB6, respectively. As of December 31, 2023, there was no unrecognized compensation cost related to non-vested service-based restricted ordinary shares.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

16.Share based compensation expenses (Continued)

(c) Share options granted by Pintec to employees of the Company

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

A summary of activities of the service and performance-based share options granted to the employees and directors of the Company for the year ended December 31, 2023 are presented below:

			Weighted Average
		Weighted-Average	Remaining	Average
	Options	Exercise	Contractual	Intrinsic
	Outstanding	Price US$	Life (In years)	Value
Outstanding as of December 31, 2022	2,035,145	0.2966	6.90	18
Exercised	(24,920)	0.0001	—	6
Forfeited	(48,475)	0.2494	—	—
Outstanding as of December 31, 2023	1,961,750	0.3015	5.95	39
Vested and Exercisable as of December 31, 2023	1,961,750	0.3015	5.95	39

For the years ended December 31, 2021 and 2022, share-based compensation expenses recognized associated with share options granted by the company were RMB3,572 and RMB4,469, respectively. For the year ended December 31, 2023, the reversal of share - based compensation expense recognized associated with share options granted by the company was RMB6,890. As of December 31, 2023, there was no unrecognized share-based compensation related to the share options granted to the Group’s employees and directors. There were no new granted options for the years ended December 31, 2021, 2022 and 2023. The total intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023, was RMB394, RMB6 and RMB6, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

17.Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2022 and 2023:

Name of related parties	Relationship with the Group
Jimu Group	An entity and its certain subsidiaries that have a high degree of overlap in shareholding with the Group and share one common board members as of December 31, 2022 and 2023.
Shenzhen Xiaogang Technology Co., Ltd (“Shenzhen Xiaogang”)	An entity 100% wholly-owned subsidiary of FT Synergy which the Group holds 15% equity interests
LeaseGo Pty Ltd (“LeaseGo”)	An entity which the Group holds 15.56% equity interests and was no longer a related party since May, 2022 after the Group disposed Pintec Australia Pty Ltd.
Beijing Liangduo Science and Technology Co. Ltd. (“Beijing Liangduo”)	An entity which the Group holds 18% equity interests
Changsha Liangduo Business Consulting Co., Ltd (“Changsha Liangduo”)	An entity which Beijing Liangduo Science and Technology Co., Ltd holds 100% equity interests

(a)The Group entered into the following transactions with related parties:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
(i) Transactions recorded through statement of operations and comprehensive loss
- Cost and expenses allocated from the related party	221	65	—
- Service cost charged by the related party (1)	1,574	75	—
- Collection service fees charged by Beijing Liangduo and Changsha Liangduo	12,746	—	—
- Interest income from loans to the related party	(30)	—	—
- Technical service fees charged to Shenzhen Xiaogang	4,451	9,935	6,696
(ii) Operating transactions
- Accrual of share-based compensation awards to employees of the related party	(2,736)	(1,967)	—
- Collecting principal and interests from borrowers on behalf of the related party (3)	23,586	4,089	4,422
(iii) Financing/Investing transactions
- Net cash advances from the related party (2)	232	286	232
- Proceeds from related parties as funding debt	472	—	—
(1)	The Group entered into a strategic cooperation agreement with Jimu Group on December 31, 2017. Pursuant to the agreement, Jimu Group provided financial guarantee to the investors and charged the Group an asset management fee.
(2)	The Group received cash advances from Jimu Group free of interest mainly for daily operation expenses.
(3)	The Company has played as a business counter-party with Jimu group including loan borrower referrals and collection channel. For purpose of repayments to Jimu Box’s online platform lenders, the repayments from borrowers in connection with the remaining loans funded by Jimu Box has been collected through the Company.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

17.Related party transactions (Continued)

(b)	Balances with related parties:

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due from related parties – current:
Amounts due from Jimu Group	857,092	846,655
Amounts due from other related parties	2,280	124
Total current amounts due from related parties	859,372	846,779
Allowance for credit losses	(857,211)	(846,774)
Total current amounts due from related parties, net	2,161	5

Amounts due to related parties – current:
Amounts due to Jimu Group *	294,168	298,821
Amounts due to other related parties	466	525
Total current amounts due to related parties	294,634	299,346
*

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

The movement of the allowance for credit losses for the years ended December 31, 2022 and 2023 consist of the following:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	858,618	846,266	857,211
Charge-offs*	(2,736)	(1,967)	—
(Reversal)/Addition, net	(6,743)	1,575	(260)
Disposal of SCHL Group	—	—	(12,451)
Foreign currency exchange differences	(2,873)	11,337	2,274
Balance at end of the year	846,266	857,211	846,774

As of December 31, 2019, the Group determined that RMB748,427 of the current balance and RMB107,589 of the noncurrent balance due from Jimu Group were unrecoverable since Jimu Group was insolvent and in February 2020, Jimu Group announced its exit from online lending platform business pursuant to the relative regulations. There are significant outstanding balances on its platform unpaid to investors, which has priority over any other debts of Jimu Group including the balance due to the Group. As a result, a full provision was made to these balances in the year ended December 31, 2019. For the year ended December 31, 2023, the total amounts due from Jimu Group decreased by RMB10,437, primarily due to disposal of SCHL Group.

*

The share-based compensation awards to employees of Jimu Group were recognized in the amount due from Jimu Group. As of December 31, 2021 and 2022, the Group would recognize the amount due from Jimu Group and recognize provision immediately and then charge-off corresponding provision.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

18.Defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were RMB13,278, RMB8,247 and RMB4,859 for the years ended December 31, 2021, 2022 and 2023.

19.Loss per share

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$Note 2 (e)
Basic and diluted loss per ordinary share calculation:
Numerator:
Net loss attributable to ordinary shareholders	(101,729)	(190,183)	(78,762)	(11,120)
Denominator:
Weighted average ordinary shares outstanding-basic and diluted*	299,714,670	300,112,189	494,712,397	494,712,397
Loss per ordinary share basic and diluted	(0.34)	(0.63)	(0.16)	(0.02)
*

For the years ended December 31, 2021, 2022 and 2023, restricted shares, share options and warrants were anti-dilutive and thus excluded from the calculation of diluted loss per share. The potential dilutive securities that were not included in the calculation of dilutive loss per share in those periods are 321,768,101, 596,230 and 529,450 respectively, for the years ended December 31, 2021, 2022 and 2023.

20.Commitments and contingencies

Operating lease commitment

The Group has entered into operating leases covering various facilities. Future minimum lease payments under these leases as of December 31, 2023 as follows:

	Payment due by schedule
	Less than 1 year	1-3 years	More than 3 years	Total
Office rental	993	—	—	993

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

The Company is not aware of any pending or threatened claims and litigation as of December 31, 2023 and through the issuance date of these consolidated financial statements.

21.Subsequent events

The Company has evaluated subsequent events through the issuance of the consolidated financial statements and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

22.Parent company only condensed financial information

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries.

Condensed balance sheets (In thousands, except for share and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$Note 2 (e)
ASSETS
Cash and cash equivalents	1,329	206	29
Prepayments and other current assets	95	48	7
Amounts due from and investment deficit in VIEs and subsidiaries of the Company	42,460	61,861	8,735
TOTAL ASSETS	43,884	62,115	8,771

LIABILITIES
Amounts due to subsidiaries of the Company	443,575	451,097	63,690
Accrued expenses and other liabilities	2,355	3,973	561
TOTAL LIABILITIES	445,930	455,070	64,251

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$ 0.000125 par value per share; 1,750,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 249,232,020 and 503,747,680 shares outstanding as of December 31, 2022 and 2023, respectively)	233	454	64
Class B Ordinary Shares (US$ 0.000125 par value per share; 250,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 50,939,520 shares outstanding as of December 31, 2022 and 2023, respectively)	42	42	6
Additional paid-in capital	1,998,822	2,036,473	287,528
Accumulated other comprehensive income	15,685	73,607	10,393
Accumulated deficit	(2,416,828)	(2,503,531)	(353,471)
TOTAL SHAREHOLDERS’ DEFICIT	(402,046)	(392,955)	(55,480)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	43,884	62,115	8,771

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

22.Parent company only condensed financial information (Continued)

Condensed statements of operations and comprehensive loss (In thousands)

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$Note 2 (e)
Operating expenses:
Sales and marketing expenses	(354)	—	1,621	229
General and administrative expenses	(11,138)	(4,431)	(813)	(115)
Research and development expenses	(1,082)	(2,515)	2,375	335
Total operating expenses	(12,574)	(6,946)	3,183	449

Equity in loss of subsidiaries	(92,322)	(183,229)	(81,704)	(11,536)
Share of gain from equity method investments	3,331	—	—	—
Other expense, net	(39)	(8)	(241)	(33)
Loss before income tax expense	(101,604)	(190,183)	(78,762)	(11,120)
Income tax expense	(125)	—	—	—
Net loss	(101,729)	(190,183)	(78,762)	(11,120)

Other comprehensive income/(loss):
Foreign currency translation adjustments net of nil tax	(10,793)	6,565	12,328	1,741
Total other comprehensive income/(loss)	(10,793)	6,565	12,328	1,741
Total comprehensive loss	(112,522)	(183,618)	(66,434)	(9,379)

Condensed statements of cash flows (In thousands)

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$Note 2 (e)
Net cash used in operating activities	(11,840)	(5,404)	(630)	(88)

Cash flows from investing activities:
Net cash advances from/(to) subsidiaries	14,952	2,018	(26,326)	(3,717)
Net cash inflow from disposal of subsidiary	—	118	—	—
Net cash provided by/(used in) investing activities	14,952	2,136	(26,326)	(3,717)

Cash flows from financing activities:
Proceeds from exercise of options	1	—	—	—
Proceeds from issuance of ordinary shares	—	—	27,760	3,919
Net cash provided by financing activities	1	—	27,760	3,919

Effect of exchange rate changes on cash, cash equivalents	(5,325)	3,342	(1,927)	(273)

Net (decrease)/increase in cash, cash equivalents	(2,212)	74	(1,123)	(159)
Cash and cash equivalents at beginning of the year	3,467	1,255	1,329	188
Cash and cash equivalents at end of the year	1,255	1,329	206	29