Form 20-F
period 2024-12-31
Pintec Technology Holdings Ltd
filed 2025-04-17
CIK 1716338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from         to

Commission file number: 001-38712

Pintec Technology Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

4/F, Vanke Times Center,

Chaoyang Road, Chaoyang District, Beijing

The People’s Republic of China

(Address of principal executive offices)

Xin Yang, Chief Financial Officer

Telephone: +86 10 6506-0227

Email: ir@ pintec.com

4/F, Vanke Times Center,

Chaoyang Road, Chaoyang District, Beijing

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing 35 Class A ordinary shares, par value US$0.000125 per share)	PT	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary shares, par value US$0.000125 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)

*	Not for trading, but only in connection with the listing of our American depositary shares on The Nasdaq Global Market, each American depositary share representing thirty-five Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2024, there were 507,239,098 Class A ordinary shares and 50,939,520 Class B ordinary shares, par value US$0.000125 per share, issued and outstanding.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“ADSs” refers to our American depositary shares, each of which represents 35 Class A ordinary shares;
●	“China” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “Mainland China” or “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.000125 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.000125 per share;
●	“Jimu Group” refers to our predecessor and its subsidiaries and variable interest entities that operate its peer-to-peer lending business;
●	“MSME” refers to micro, small and medium-sized enterprise;
●	“our predecessor” refers to Jimu Holdings Limited, formerly known as Pintec Holdings Limited;
●	“other subsidiaries” means other subsidiaries of the Parent than the WFOEs, including but not limited to Romantic Park Hong Kong Limited;
●	“Parent” refers to Pintec Technology Holdings Limited, our ultimate Cayman Islands holding company and a Nasdaq-listed company;
●	“registered users” refers to individuals who have registered on our system with their name, government-issued identification number and mobile phone number;
●	“RMB” or “Renminbi” refers to the legal currency of Mainland China;
●	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;
●	“SME” refers to small and medium enterprise;
●	“U.S.” refers to the United States;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States;
●	“variable interest entities” or “VIEs” refers to Anquying (Tianjin) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. and Beijing Xinshun Dingye Technology Co., Ltd., which are PRC companies in which the Parent does not have equity interests but whose financial results have been consolidated into the consolidated financial statements of the Parent in accordance with the U.S. GAAP, due to the Parent being the primary beneficiary of such entities;
●	“we,” “us,” “our company,” “our,” or “Pintec” refers to Pintec Technology Holdings Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, its variable interest entities in Mainland China; and
●	“wholly foreign-owned enterprises” or “WFOEs” refers to our wholly foreign-invested enterprises in Mainland China, including Aixin Times (Chengdu) Enterprise Management Co., Ltd. and Aixin Times (Beijing) Enterprise Management Co., Ltd.

Our reporting currency is the Renminbi because our business is mainly conducted in Mainland China and all of our revenues are denominated in Renminbi. However, this annual report includes translation of current period amounts into U.S. dollars at specific rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	our expectations regarding demand for and market acceptance of our services and solutions;
●	our expectations regarding our relationships with funding sources and customers;
●	competition in our industries; and
●	developments in government policies, laws and regulations relating to our industries.

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

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

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

The VIE structures were established through a series of agreements, including those by and among Aixin Times (Chengdu) Enterprise Management Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. and the shareholders of Anquying (Tianjin) Technology Co., Ltd., those by and among Aixin Times (Beijing) Enterprise Management Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and the shareholders of Beijing Xinshun Dingye Technology Co., Ltd., those by and among Aixin Times (Beijing) Enterprise Management Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and the shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd., and those by and among Aixin Times (Beijing) Enterprise Management Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. (“Beijing Hongdian”) and the shareholders of Beijing Hongdian. The series of agreements generally comprises executive business cooperation agreements (or exclusive technology consulting and service agreement), equity pledge agreements, exclusive option agreements, shareholders’ voting rights proxy agreements and spousal consent letters. The contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs, (2) receive substantially all of the economic benefits of the VIEs, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. For details, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.”

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

Financial Information Related to the VIE Structures

The following tables provide the condensed consolidating schedules depicting the financial position for the parent, the consolidated VIEs, the WFOEs and an aggregation of other entities, eliminating intercompany amounts and consolidated totals as of the dates presented.

	As of December 31, 2023
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(RMB in thousands)
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	206	38,145	35	2,122	—	—	40,508
Restricted cash-non current	—	5,000	—	—	—	—	5,000
Financing receivables, net	—	61,467	—	—	—	—	61,467
Accounts receivables, net	—	1,109	—	426	—	34	1,569
Amounts due from other subsidiaries	1,280,174	90,340	—	—	(90,340)	(1,280,174)	—
Amounts due from WFOEs	—	808,738	—	12,978	(808,738)	(12,978)	—
Amounts due from VIEs	—	—	66,050	800	—	(66,850)	—
Amounts due from Parent	—	—	—	451,097	—	(451,097)	—
Investment deficit in VIEs	—	—	(8,579)	—	—	8,579	—
Investment deficit in subsidiaries of the Company	(1,218,313)	—	(9,502)	(756,587)	—	1,984,402	—
Other assets	48	4,245	47	806,244	—	(805,931)	4,653
Total Assets	62,115	1,009,044	48,051	517,080	(899,078)	(624,015)	113,197
Amounts due to other subsidiaries	451,097	1,677,801	12,978	—	(1,677,801)	(464,075)	—
Amounts due to WFOEs	—	66,050	—	—	(66,050)	—	—
Amounts due to VIEs	—	—	2,180	12,948	—	(15,128)	—
Amounts due to Parent	—	—	—	484,882	—	(484,882)	—
Amounts due to related parties	—	299,346	—	—	—	—	299,346
Other liabilities	3,973	44,839	485	26,615	—	117,818	193,730
Total Liabilities	455,070	2,088,036	15,643	524,445	(1,743,851)	(846,267)	493,076
Total Pintec’s (Deficit)/Equity	(392,955)	(1,092,068)	32,408	(7,365)	844,773	222,252	(392,955)
Non-controlling interests	—	13,076	—	—	—	—	13,076

Total (Deficit)/Equity	(392,955)	(1,078,992)	32,408	(7,365)	844,773	222,252	(379,879)

	As of December 31, 2024
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(RMB in thousands)
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	34	16,521	10,028	368	—	—	26,951
Restricted cash-non current	—	5,000	—	—	—	—	5,000
Financing receivables, net	—	64,101	—	—	—	—	64,101
Accounts receivables, net	—	15,299	—	2,111	—	(13,968)	3,442
Amounts due from other subsidiaries	1,319,324	90,346	—	37,050	(90,346)	(1,356,374)	—
Amounts due from WFOEs	—	830,454	—	11,938	(830,454)	(11,938)	—
Amounts due from VIEs	—	—	5,193	800	—	(5,993)	—
Amounts due from Parent	—	120	—	464,892	(120)	(464,892)	—
Investment deficit in subsidiaries of the Company	(1,257,055)	—	—	(767,701)	—	2,024,756	—
Other assets	12	(9,498)	50	780,597	—	(767,215)	3,946
Total Assets	62,315	1,012,343	15,271	530,055	(920,920)	(595,624)	103,440

Amounts due to other subsidiaries	464,892	476,776	2,208	19,940	(476,776)	(487,040)	—
Amounts due to WFOEs	1	1,243,570	—	—	(1,243,570)	(1)	—
Amounts due to VIEs	123	—	23,890	12,960	—	(36,973)	—
Amounts due to Parent	—	—	—	499,710	—	(499,710)	—
Amounts due to related parties	—	302,893	—	—	—	—	302,893
Other liabilities	6,172	45,347	566	6,253	—	137,328	195,666
Total Liabilities	471,188	2,068,586	26,664	538,863	(1,720,346)	(886,396)	498,559

Total Pintec’s (Deficit)/Equity	(408,873)	(1,069,997)	(11,393)	(8,808)	799,426	290,772	(408,873)
Non-controlling interests	—	13,754	—	—	—	—	13,754
Total (Deficit)/Equity	(408,873)	(1,056,243)	(11,393)	(8,808)	799,426	290,772	(395,119)

The following tables provide the condensed consolidating schedules depicting the results of operations for the parent, the consolidated VIEs, the WFOEs and an aggregation of other entities, eliminating intercompany amounts and consolidated totals for the years indicated.

	For the Year Ended December 31, 2022
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Revenues	—	60,436	12,221	21,500	(8,900)	(10,689)	74,568
including revenues related to service fees paid by other subsidiaries	—	8,900	454	—	(8,900)	(454)	—
including revenues related to service fees paid by WFOEs	—	—	—	—	—	—	—
including revenues related to service fees paid by VIEs	—	—	7,528	2,707	—	(10,235)	—
Cost of revenues	—	(57,517)	(1,060)	(15,660)	7,279	4,270	(62,688)
including cost of revenues related to service fees paid to other subsidiaries	—	(7,279)	—	—	7,279	—	—
including cost of revenues related to service fees paid to WFOEs	—	—	—	—	—	—	—
including cost of revenues related to service fees paid to VIEs	—	—	—	(4,270)	—	4,270	—
Operating expenses	(6,946)	(45,054)	(34,254)	(15,140)	7,528	454	(93,412)
including service fees paid to other subsidiaries	—	—	—	—	—	—	—
including service fees paid to WFOEs	—	(7,528)	—	(454)	7,528	454	—
including service fees paid to VIEs	—	—	—	—	—	—	—
Loss from operations	(6,946)	(42,135)	(23,093)	(9,300)	5,907	(5,965)	(81,532)
Other income/(loss)	(8)	(36,411)	(2,343)	(70,767)	—	(2,974)	(112,503)
Share of loss from VIEs	—	—	(77,440)	—	—	77,440	—
Share of loss from subsidiaries	(183,229)	—	11	(106,455)	—	289,673	—
Income (loss) before income taxes	(190,183)	(78,546)	(102,865)	(186,522)	5,907	358,174	(194,035)
Income tax (expense) benefit	—	(1,968)	—	(7)	—	(547)	(2,522)
Net income (loss)	(190,183)	(80,514)	(102,865)	(186,529)	5,907	357,627	(196,557)
Less: net loss attributable to non-controlling interests	—	(3,074)	—	(3,300)	—	—	(6,374)
Net income (loss) attributable to Pintec’s shareholders	(190,183)	(77,440)	(102,865)	(183,229)	5,907	357,627	(190,183)

	For the Year Ended December 31, 2023
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Revenues	—	48,150	2,454	13,601	(8,189)	(3,299)	52,717
including revenues related to service fees paid by other subsidiaries	—	8,189	—	—	(8,189)	—	—
including revenues related to service fees paid by WFOEs	—	—	—	—	—	—	—
including revenues related to service fees paid by VIEs	—	—	1,415	1,884	—	(3,299)	—
Cost of revenues	—	(38,369)	(22)	(9,586)	1,884	7,902	(38,191)
including cost of revenues related to service fees paid to other subsidiaries	—	(1,884)	—	—	1,884	—	—
including cost of revenues related to service fees paid to WFOEs	—	—	—	—	—	—	—
including cost of revenues related to service fees paid to VIEs	—	—	—	(7,902)	—	7,902	—
Operating expenses	3,183	(30,506)	(12,088)	(19,411)	1,415	1,188	(56,219)
including service fees paid to other subsidiaries	—	—	—	—	—	—	—
including service fees paid to WFOEs	—	(1,415)	—	—	1,415	—	—
including service fees paid to VIEs	—	—	—	(1,188)	—	1,188	—
Loss from operations	3,183	(20,725)	(9,656)	(15,396)	(4,890)	5,791	(41,693)
Other income/(loss)	(241)	534	(3,414)	(14,858)	—	(35,483)	(53,462)
Share of loss from VIEs	—	—	(8,579)	—	—	8,579	—
Share of loss from subsidiaries	(81,704)	—	(9,502)	(53,942)	—	145,148	—
Income (loss) before income taxes	(78,762)	(20,191)	(31,151)	(84,196)	(4,890)	124,035	(95,155)
Income tax (expense) benefit	—	11,612	—	—	—	2,289	13,901
Net income ( loss)	(78,762)	(8,579)	(31,151)	(84,196)	(4,890)	126,324	(81,254)
Less: net loss attributable to non-controlling interests	—	—	—	(2,492)	—	—	(2,492)
Net income ( loss) attributable to Pintec’s shareholders	(78,762)	(8,579)	(31,151)	(81,704)	(4,890)	126,324	(78,762)

	For the Year Ended December 31, 2024
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Revenues	—	31,274	30	4,265	(427)	—	35,142
including revenues related to service fees paid by other subsidiaries	—	427	—	—	(427)	—	—
including revenues related to service fees paid by WFOEs	—	—	—	—	—	—	—
including revenues related to service fees paid by VIEs	—	—	—	—	—	—	—
Cost of revenues	—	(10,438)	—	(2,829)	—	427	(12,840)
including cost of revenues related to service fees paid to other subsidiaries	—	—	—	—	—	—	—
including cost of revenues related to service fees paid to WFOEs	—	—	—	—	—	—	—
including cost of revenues related to service fees paid to VIEs	—	—	—	(427)	—	427	—
Operating expenses	(2,113)	(23,812)	(7,662)	(2,817)	—	—	(36,404)
including service fees paid to other subsidiaries	—	—	—	—	—	—	—
including service fees paid to WFOEs	—	—	—	—	—	—	—
including service fees paid to VIEs	—	—	—	—	—	—	—
Loss from operations	(2,113)	(2,976)	(7,632)	(1,381)	(427)	427	(14,102)
Other income/(expenses)	(174)	178	1	6	—	—	11
Share of loss from VIEs	—	—	(3,483)	—	—	3,483	—
Share of loss from subsidiaries	(13,167)	—	(2,349)	(11,114)	—	26,630	—
(Loss)/income before income taxes	(15,454)	(2,798)	(13,463)	(12,489)	(427)	30,540	(14,091)
Income tax expense	—	(685)	—	—	—	—	(685)
Net (loss)/income	(15,454)	(3,483)	(13,463)	(12,489)	(427)	30,540	(14,776)
Less: net loss attributable to non-controlling interests	—	—	—	678	—	—	678
Net (loss)/income attributable to Pintec’s shareholders	(15,454)	(3,483)	(13,463)	(13,167)	(427)	30,540	(15,454)

The following tables provide the condensed consolidating schedules depicting the cash flows for the parent, the consolidated VIEs, the WFOEs and an aggregation of other entities, eliminating intercompany amounts and consolidated totals for the years presented.

	For the Year Ended December 31, 2022
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(RMB in thousands)
Condensed Consolidating Schedule of Cash Flows
Net cash provided by (used in) operating activities	(5,404)	(21,215)	(98,179)	107,502	60,347	(53,569)	(10,518)
Net cash provided by (used in) investing activities	2,136	(15,446)	100,000	—	—	—	86,690
Net cash used in financing activities	—	(30)	—	(57,862)	—	—	(57,892)
Effect of exchange rate changes on cash and cash equivalents	3,342	—	(2,175)	18,755	—	(6,778)	13,144
Net increase (decrease) in cash and cash equivalents, and restricted cash	74	(36,691)	(354)	68,395	60,347	(60,347)	31,424
Cash and cash equivalents, and restricted cash at the beginning of year	1,255	48,523	623	174,385	—	—	224,786
Cash and cash equivalents, and restricted cash at the end of year	1,329	11,832	269	242,780	—	—	256,210

	For the Year Ended December 31, 2023
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(RMB in thousands)
Condensed Consolidating Schedule of Cash Flows
Net cash provided by (used in) operating activities	(630)	(4,691)	1,480	41,392	29,350	(58,290)	8,611
Net cash provided by (used in) investing activities	(26,326)	36,004	3	—	—	25,591	35,272
Net cash provided by (used in) financing activities	27,760	—	(292)	(284,846)	—	—	(257,378)
Effect of exchange rate changes on cash and cash equivalents	(1,927)	—	(1,425)	2,796	—	3,349	2,793
Net increase (decrease) in cash and cash equivalents, and restricted cash	(1,123)	31,313	(234)	(240,658)	29,350	(29,350)	(210,702)
Cash and cash equivalents, and restricted cash at the beginning of year	1,329	11,832	269	242,780	—	—	256,210
Cash and cash equivalents, and restricted cash at the end of year	206	43,145	35	2,122	—	—	45,508

	For the Year Ended December 31, 2024
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(RMB in thousands)
Condensed Consolidating Schedule of Cash Flows
Net cash (used in) provided by operating activities	(1,491)	(2,391)	9,993	(1,752)	—	(19,258)	(14,899)
Net cash used in investing activities	(107)	(19,233)	—	—	—	19,256	(84)
Net cash provided by financing activities	1,825	—	—	—	—	—	1,825
Effect of exchange rate changes on cash and cash equivalents	(399)	—	—	—	—	—	(399)
Net increase (decrease) in cash and cash equivalents, and restricted cash	(172)	(21,624)	9,993	(1,752)	—	(2)	(13,557)
Cash and cash equivalents, and restricted cash at the beginning of year	206	43,145	35	2,120	—	2	45,508
Cash and cash equivalents, and restricted cash at the end of year	34	21,521	10,028	368	—	—	31,951

Cash Flows through Our Organization

In light of our holding company structure and the VIE structures, our ability to pay dividends to the shareholders and to service any debt we may incur, may highly depend upon dividends paid by the WFOEs to us and service fees paid by the VIEs to the WFOEs, despite that we may obtain financing at the holding company level through other methods. For instance, if any of the WFOEs or the VIEs incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us and our shareholders, as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this annual report, none of the Parent, the WFOEs and the VIEs has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors, nor do we have any present plan to pay any cash dividends in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for details. In 2022, 2023 and 2024, the total amount of the service fees that the VIEs paid to the WFOEs under the contractual arrangements was RMB7.5 million, RMB1.4 million and nil, respectively. We expect the VIEs to continue to distribute earnings and settle the service fees owed under the contractual arrangements at the request of the WFOEs and based on our business needs, and do not expect to the VIEs to declare dividend in the foreseeable future.

Under PRC laws and regulations, the WFOEs are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, the WFOEs and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Remittance of dividends by the WFOEs out of Mainland China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange (“SAFE”). These restrictions are benchmarked against the paid-in capital and the statutory reserve funds of the WFOEs and the net assets of the VIEs in which we have no legal ownership. In addition, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between the Parent and our subsidiaries incorporated in Hong Kong, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our subsidiaries incorporated in Hong Kong in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on the Parent, its subsidiaries and the VIEs to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Mainland China and Hong Kong.

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund the WFOEs only through capital contributions or loans, and fund the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For details, see “—The VIE Structures and Associated Risks.”

For the years ended December 31, 2022, 2023 and 2024, the cash flows that have occurred between the Parent, the WFOEs, the VIEs and subsidiaries are summarized as the following:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Cash received by parent company from equity owned subsidiaries	2,018	28,187	—
Cash paid by VIEs to equity owned subsidiaries	226,472	1,861	1,389
Cash received by VIEs from equity owned subsidiaries	157,648	20,168	1,290
Cash paid by WFOEs to equity owned subsidiaries	109,270	13,350	1,040
Cash received by WFOEs from equity owned subsidiaries	36,489	—	—
Cash paid by VIEs to WFOEs	6,990	3,248	22,176
Cash received by VIEs from WFOEs	17,135	2,240	3,589

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), if the Securities and Exchange Commission (the “SEC”) determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (“PCAOB”) for two consecutive years, the SEC will prohibit our ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. Our auditor, Marcum Asia CPAs LLP, headquartered in New York, New York, was not included in the list of PCAOB identified firms pursuant to the 2021 determination. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, we were not identified as a Commission-Identified Issuer and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the Mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and the possibility of being a Commission-Identified Issuer and risk of delisting could continue to adversely affect the trading price of our securities. For details, see “D. Risk Factors—Risks Relating to Our Business—If the PCAOB is unable to inspect our auditors as required under the Holdings Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.”

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business

●	We have a limited operating history, which makes it difficult to evaluate our future prospects.
●	Regulatory uncertainties relating to consumer finance in Mainland China could harm our business, financial condition and results of operations.
●	We largely rely on the creditworthiness of individual customers and/or their counter-guarantors rather than collateral.
●	We face credit risks in most funding situations.
●	Limitations on credit enhancement may adversely affect our access to funding.
●	We may be deemed to operate a financing guarantee business by the PRC regulatory authorities.
●	The current arrangements with certain of our financial partners and borrowers may have to be modified to comply with existing or future laws or regulations.
●	Limitations on interest and fees that may be charged to borrowers may adversely affect our ability to collect fees.
●	Regulatory uncertainties relating to campus online lending may materially and adversely affect our business and results of operations.
●	We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with maintaining the listing of our ADSs, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure.
●	Failure of other technology enablement platforms for the financial service industry or damage to the reputation of other platforms with similar business models may materially and adversely affect our business and results of operations.
●	The trading price of our ADSs is likely to be volatile due to publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in Mainland China.

●	If the PCAOB is unable to inspect our auditors as required under the Holdings Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.

Risks Relating to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to our variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	We rely on contractual arrangements with our variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.
●	Any failure by our variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.
●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our ADSs.
●	Because all of our operations are in Mainland China, our business is subject to the complex and evolving laws and regulations there. The Chinese government may exercise certain oversight and discretion over the conduct of our business and may influence our operations at time, which could result in a material change in our operations and/or the value of our ADSs.
●	We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless.
●	Recent regulatory development in Mainland China may exert more oversight and control over listings and offerings that are conducted overseas. Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Risks Relating to Our ADSs

●	The trading price of our ADSs has declined significantly since listing, and our ADSs could be delisted from Nasdaq or trading could be suspended, which could result in substantial losses to investors.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

Our business may be subject to a variety of PRC laws and regulations governing the consumer finance industry, and has been subject to significant regulatory changes. For example, as China’s microfinance industry has grown rapidly since 2008, the applicable laws, regulations and policies governing the industry have evolved in recent years. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the applicable laws. See “Item 4. Information on the Company—B. Business Overview—Regulations” for more information on the regulations that affect or may affect our business. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations on our business operations. However, significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the applicable PRC laws. There is also no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not promulgate new laws to further regulate the consumer finance industry. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations will be in full compliance with applicable laws, regulations and policies.

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

We largely rely on the creditworthiness of individual customers and/or their counter-guarantors rather than collateral.

Since 2022, we have upgraded our business model to provide loan services to MSMEs as a direct lender, facilitator and enabler and have developed a credit evaluation system that enables us to make lending decisions based on the creditworthiness of an individual customer rather than the value of a collateral. We will continue to provide credit-based financing solutions, and we expect a majority of our loan portfolios to be unsecured in the future. As a result, our products and services have different risk profiles compared to guarantees or loans that are secured with assets, and our ability to recover from default customers is more limited. Our customers’ ability to make repayment depends on various factors, such as general economic condition, the local economy of the regions where our customers conduct business, the development of industries relating to our customers’ business as well as the profitability of the customers’ business. As our business continues to grow, our customer default rate may rise in the future, which might in turn materially and adversely affect our financial condition and results of operation.

Pursuant to our risk control measures, we generally require counter-guarantees from the business owners and controlling persons of the borrower as well as their family members. However, we may not be able to locate counter-guarantors after a customer defaults and there is also no assurance that these persons will have sufficient financial resources to make full payment on the default customer’s behalf. Upon a customer default, if we are unable to locate the corresponding counter-guarantors or the counter-guarantors have limited or no ability to repay, we may have to apply for a court order to attach the assets of the default customer and its counter-guarantor, if any, and resort to legal proceedings to enforce our unsecured interests against these assets. In Mainland China, the procedures for applying for court orders to attach assets of another person and liquidating or otherwise realizing the value to attached assets may be protracted or ultimately unsuccessful, and the enforcement process in Mainland China may be difficult for legal and practical reasons. Therefore, our business, financial conditions and future prospects may be materially and adversely affected if creditworthiness of our customers and their counter-guarantors deteriorates.

We face credit risks in most funding situations.

We connect business partners and financial partners, enabling them to provide financial services to users. As of December 31, 2024, almost all of the loans that we facilitated were funded by our self-owned financial partners (which are our subsidiaries/consolidated affiliated entities). Our goal is to serve as a financial solutions provider while minimizing the credit risk associated with the loan products we facilitate. However, independent financial solution providers like us, which assume minimal credit risks, have generally experienced unfavorable market conditions in Mainland China. To navigate these challenges, we bore credit risk for a higher proportion of our funding in 2019 compared to the period around our initial public offering. Since 2020, in line with our strategic shift towards digital-centric services, we gradually reduced our reliance on technical services that adopted a risk-sharing model, leading to relatively lower credit risk exposure (excluding the impact of COVID-19). In 2021, we continued to adjust insurance models, strengthen our brand recognition, deepen our partner channels, and improve asset quality through vigilant risk management. Specifically, the reduction of risk-sharing loan facilitation business resulted in a decrease of off-balance sheet loans facilitated in 2021. In April 2022, we ceased onboarding new loan facilitation customers and currently only serve existing loan facilitation customers. Moreover, since 2022, we further transitioned our business focus from loan facilitation business as a financial solutions provider to directly providing technology enabled financial and digital services to MSME ecosystem. We may adjust our credit risk exposure from time to time in the ordinary course of business.

As of December 31, 2024, we had financing receivables, net, of RMB64.1 million (US$8.8 million). We estimate the loss rate of financing receivables on a pool basis by taking into consideration the historical delinquency rate by vintage, adjusted by correlated industrial and macro-economic factors, and other pertinent information in assessing future performance of the loan portfolio. We monitor the delinquency status by vintage of origination and write off delinquent loans timely when the loans become uncollectible. We had a provision for credit losses related to financing receivables of RMB2.2 million (US$0.3 million) in 2024.

If we continue to assume credit risks and our credit assessment and risk management system are ineffective, we may suffer material and unexpected losses, which would materially and adversely affect our business, financial conditions and prospects.

Limitations on credit enhancement may adversely affect our access to funding.

We historically provided credit enhancement through our variable interest entities for loans that we facilitated with certain financial partners since the fourth quarter of 2017. However, the Notice on Regulating and Rectifying “Cash Loan” Business, (the “Circular 141”) and the Implementation Plans of Internet Micro Finance Companies both prohibit financial institutions from accepting credit enhancement services provided by institutions with no relevant qualifications. We cannot assure you that the arrangements between our subsidiaries and our financial partners would be deemed to be in compliance with those requirements. If we were no longer allowed to continue with our current business practices in this regard, we would need to make adjustments to ensure compliance with relevant laws and regulations, including securing qualified sources to provide credit enhancement services for the borrowers. However, it remains uncertain whether our financial partners would accept such adjustments on commercially reasonable terms. Moreover, due to the absence of clear interpretation and implementation rules and rapidly evolving applicable laws and regulations, we cannot assure you that we would not be required to further adjust our business model in the future. If any of the foregoing were to occur, our business, financial condition and results of operations could be materially and adversely affected.

We may be deemed to operate a financing guarantee business by the PRC regulatory authorities.

The State Council of China promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, effective October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantees to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee businesses. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate a financing guarantee business without such approval. If any entity violates these regulations and operates a financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$68,500) to RMB1,000,000 (US$136,999), and confiscation of any illegal gains, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

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

Circular 141 and the Implementation Plans of Internet Micro Finance Companies prohibit third parties that cooperate with financial institutions and internet micro finance companies from directly charging any interest or fees to borrowers. In the past, during our cooperation with certain of our financial partners, including micro finance companies and banks, we directly charged interest and fees to borrowers for loans funded by those financial partners. In response to Circular 141, we have gradually ceased this practice and as of December 31, 2021, no additional loans involved direct charge to borrowers. For repayments to Jimu Box’s online platform lenders, the repayments from borrowers in connection with the remaining loans funded by Jimu Box has been collected by us and repaid to Jimu Box’s online lenders through a custody bank account of Jimu Group. However, the custody bank account of Jimu Group established for online lending platform business has been frozen following its insolvency and exit from online lending platform business in February 2020. To facilitate Jimu Box’s platform unwinding plan, we entered into an agreement with Jimu Group, under which we are obligated to transfer principal and interest collected from the borrowers to the party designed by Jimu Group for repayments to Jimu Box’s online platform lenders. Circular 141 and the Implementation Plans of Internet Micro Finance Companies are subject to further interpretation, and additional implementation rules may be introduced. We cannot assure you that our current fee arrangements would be deemed to be in compliance with existing or future interpretations or rules. If we are required to modify the current fee arrangements with our financial partners, there is no guarantee that our financial partners will agree to such adjustments on commercially reasonable terms, or at all. If any of the foregoing were to occur, our business, financial conditions and results of operations may be materially and adversely affected.

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

Approved by the State Council, the CSRC released new regulations for the filing-based administration of overseas securities offering and listing by domestic companies on February 17, 2023. The regulations came into effect on March 31, 2023, which including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies or the Trial Measures, and 5 supporting guidelines. See “—Risks Relating to Doing Business in China—Recent regulatory development in Mainland China may exert more oversight and control over listings and offerings that are conducted overseas. Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures of other PRC government authorities, we may face adverse actions or sanctions, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any such offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. The CSRC or other PRC authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. Any uncertainties and/or negative publicity regarding such an approval or other requirements could have a material adverse effect on the trading price of the ADSs.

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

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China. While we are not regulated as a financial service provider, we may be affected by PRC financial regulations as a result of the financial products on our platforms and our relationships with our financial partners. In addition, we may be associated with any negative publicity regarding those industries in which our financial and business partners operate. The tremendous growth of the consumer finance industry has recently led to the offering of commercially unreasonable products in the marketplace from certain market players with questionable business ethics and practices. The peer-to-peer lending industry in Mainland China has experienced a number of defaults and bankruptcies since the summer of 2018, and a number of investors have lost significant sums of money as a result. The negative publicity has affected investor confidence and caused a sharp drop in loan volumes on peer-to-peer lending platforms across the industry. In November 2019, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Guidelines on Transformation from Online Lending Information Intermediaries to Microcredit Company, pursuant to which online lending information intermediaries that conform to certain requirements may apply to transform to microcredit companies. The relevant transformation period shall not exceed one or two years in principle, depending on the outstanding business volume of and the terms of loans facilitated by such online lending information intermediaries. As a result of the foregoing, a number of Chinese companies operating in the consumer finance industry who have listed their securities in the United States experienced significant volatility and sudden price declines. In November 2020, the CBIRC and PBOC released the Interim Measures for the Administration of Network Microcredit Companies Business (Draft) to solicit public comments, seeking to tighten the online consumer finance industry. On December 31, 2024, NFRA promulgated Interim Measures for the Supervision and Administration of Microcredit Companies, which stipulates certain requirements with respect to the microcredit companies. See “—Limitations on micro finance companies and online lending information intermediaries may adversely affect our access to funding.”

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

We generate a significant proportion of our total revenues through a limited number of business partners. We generated 49.8%, 29.1% and 30.4% of our total revenues through cooperation with our top five business partners in 2022, 2023 and 2024, respectively. Our partnerships with these business partners are not on an exclusive basis. In addition, our contracts with them typically have a duration of one year, with most of which providing for automatic renewal. If these business partners change their policies, terminate their partnership or do not renew their cooperation agreements with us, our business and result of operations may be materially and adversely affected. If we are not able to expand into new verticals and increase penetration in existing verticals to increase the number of our business partners, retain our existing business partners or renew our existing contracts with major business partners on terms favorable to us, our results of operations will be materially and adversely affected.

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

The attractiveness of our technology-based services and solutions to our business and financial partners, and our online platforms to users, depend on our ability to innovate. To remain competitive, we must continue to develop and expand our platforms, services and solutions. We must also continue to enhance and improve our data analytics and technology infrastructure. These efforts may require us to develop or license increasingly complex technologies. In addition, new services, solutions and technologies developed and introduced by competitors could render our services and solutions obsolete if we are unable to update or modify our own technology. Developing and integrating new services, solutions and technologies into our existing platforms and infrastructure could be expensive and time-consuming. Furthermore, any new features and functions may not achieve market acceptance. We may not succeed in implementing new technologies, or may incur substantial costs in doing so. Our platforms, services and solutions must achieve high levels of market acceptance in order for us to recoup our investments. Our platforms, services and solutions could fail to attain sufficient market acceptance for many reasons, including:

●	our credit assessment models may not be accurate;
●	we may fail to predict market demand accurately and to provide financial services that meet this demand in a timely fashion;
●	business partners and financial partners using our platforms may not like, find useful or agree with any changes;
●	there may be defects, errors or failures on our platforms;
●	there may be negative publicity about our financial services or our platforms’ performance or effectiveness; and
●	there may be competing services or solutions introduced or anticipated to be introduced by our competitors.

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

Our business model is unproven.

We work with business partners and financial partners on our platforms and enable them to provide financial services to end users efficiently and effectively. This is a relatively new and unproven business model in the financial services industry, and it has evolved, and may continue to evolve, over time. Our business model differs significantly from that of traditional financial service providers and other internet online lending solutions providers in several ways, including our focus on business-to-business services. The success of our business model depends on its scalability and on our ability to acquire more business partners and financial partners and achieve higher transaction volumes on our platforms. While we have experienced periods of growth, effectively maintaining and managing this growth presents significant challenges. If we are unable to efficiently acquire partners, address the business needs of our partners or offer a superior user experience to end users, our results of operation would likely suffer.

We may not be able to achieve or increase profitability in the future.

We recorded net loss of RMB196.6 million, RMB81.3 million and RMB14.8 million (US$2.0 million) in 2022, 2023 and 2024. We cannot assure you that we will be able to achieve or increase profitability in the future. Our ability to achieve profitability will depend primarily on our ability to collaborate with business partners, our ability to manage risk, and our ability to manage product mix to continue to attract new users while maintaining or improving our overall gross margins. Our ability to achieve profitability will also depend on macro factors such as the conditions of the consumer finance market and SME financing market in China. There can be no assurance that we will achieve profitability at all and we may experience net losses in the future.

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

Both Shanghai Anquying Technology Co., Ltd., formerly known as Anquying (Shanghai) Investment Consulting Co., Ltd. (“Shanghai Anquying”), and Beijing Hongdian conducted value-added telecommunications business, for which they may be required to obtain value-added telecommunications service licenses regarding such value-added telecommunications business. Starting from 2022, Shanghai Anquying no longer engaged in value-added telecommunications business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Value-added Telecommunication Service.” Failure to comply with the regulations relating to value-added telecommunications services may result in fines and other administrative sanctions. As suggested by Beijing Administration of Telecommunication, which is the competent regulatory authority of Beijing Hongdian, Beijing Hongdian does not need value-added telecommunications service licenses for its operation. However, the regulatory authorities may have wide discretion in the interpretation and enforcement of the laws and regulations regarding value-added telecommunications businesses and it is possible that the regulatory authorities may adjust their former interpretation and make new requirements so that Beijing Hongdian may have to obtain value-added telecommunications service license for its operations in the future. As of the date of this annual report, Beijing Hongdian has not obtained a license for its operations on its websites or mobile applications. There is a lack of further interpretations or explicit and detailed laws and regulations regarding the value-added telecommunications service license for a mobile applications provider. However, to the extent that the PRC regulatory authorities require value-added telecommunication service licenses to be obtained for the operation of our mobile applications, we may be subject to the sanctions described above if we do not obtain such licenses, and our business, financial condition and results of operations maybe materially and adversely affected.

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

In addition, we historically engaged in internet-based microcredit business through our subsidiary Ganzhou Aixin Network Micro Finance Co., Ltd. (formerly known as Ganzhou Jimu Micro Finance Co., Ltd.) (“Ganzhou Aixin Micro Finance”), which holds an internet micro lending license to operate small loan business. However, the regulatory regime and practice with respect to network microcredit companies are evolving in recent years and subject to uncertainties. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microfinance Industry.” Therefore, we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain or renew the license. If we are unable to maintain or renew the microcredit license or obtain any other requisite approvals, licenses or permits, our business, financial condition and results of operations may be materially and adversely affected. For example, in November 2020, the CBIRC and PBOC released the Interim Measures for the Administration of Network Microfinance Companies Business (Draft) to solicit public comments. The draft measures make it clear that a network microfinance business shall be carried out mainly in the provincial administrative areas to which the entity is registered and shall not be cross-provincial without prior approval. The registered capital of a company operating a network microfinance business within a province shall not be less than RMB1 billion and shall be a one-time paid-in monetary capital. The registered capital of a company operating a network microfinance cross-provinces shall not be less than RMB5 billion and shall be a one-time paid-in monetary capital. The draft measures would establish a three-year transition period, and those operating cross-provincial network microfinance businesses without approval will be phased-out. We cannot assure you that Ganzhou Aixin Micro Finance, will be able to maintain or renew its microfinance license if the draft measures are implemented.

Credit risks associated with counterparties may materially and adversely affect our financial conditions.

We are exposed to credit risks associated with counterparties that may become insolvent or otherwise unable to fulfill their financial obligations to us. If borrowers or business partners default on their payment obligations, it could materially and adversely affect our liquidity, financial condition, and results of operations.

For example, as of December 31, 2019, we had RMB748.4 million in current amounts due from Jimu Group and RMB117.6 million in non-current amounts. In February 2020, Jimu Group became insolvent and announced its exit from the online lending platform business. As a result, we determined that it was probable that the amounts due from Jimu Group were not collectible or recoverable, leading us to make a provision of RMB856.0 million for the amount due from Jimu Group as of December 31, 2019. Subsequent reversals and additions to this provision have been made in the following years. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group” for more details.

The loss of capital due to credit defaults, such as in the case of Jimu Group, may constrain our liquidity and limit our ability to invest in our business operations, including infrastructure, technology, and talent retention. If we fail to effectively manage credit risks and mitigate potential losses, our business, financial condition, and results of operations could be materially and adversely affected.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

Our total current assets decreased from RMB108.2 million as of December 31, 2023 to RMB94.5 million (US$12.9 million) as of December 31, 2024, and we had net current liabilities of RMB398.8 million (US$54.6 million) as of December 31, 2024. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses for the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern. To alleviate the pressure of capital liquidity, we have obtained approval of certain lines of credit from third parties. Moreover, since January 1, 2022, we have taken measures to improve operating efficiency and control costs, including downsizing staff to cope with the decrease in business volume and revenue, standardizing our finance and operation policies, enhancing internal controls and creating a synergy of our resources. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements.

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

Historically, we have benefited significantly from the fact that we and Jimu Group operated as a single entity to develop our businesses and achieve market recognition. Our business, including Dumiao, Polaris and Hongdian was previously operated under the Jimu umbrella brand. Our services historically have been associated with Jimu Group, and such associations may persist. Jimu Group’s strong brand recognition in China historically enhanced our credibility and deepened our marketing reach. However, Jimu Group’s insolvency and exit from the online lending platform business in February 2020 adversely affected the effectiveness of our marketing as well as our reputation and brands.

In response, we have actively promoted our own brands, including Pintec, Dumiao, Polaris and Hongdian, to distinguish our services from those provided by Jimu Group. However, there is no assurance that such efforts will be successful and we will be successful in fully dissociating our brands from Jimu Group’s legacy. Continued association of our services with Jimu Group may hinder our future marketing endeavor and brand recognition, and as a result, our financial conditions, results of operations and strength of our brands may be materially and adversely affected.

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

We have invested substantially to enhance our brands images and expect such investments to continue. These efforts may not result in increased revenues in the immediate future or any increases at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brands in a cost-efficient way, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

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

On September 29, 2020, we and certain of our current and former directors and officers and the underwriters in our initial public offering were named as defendants in a securities class action filed in the U.S. District Court for the Southern District of New York. The plaintiffs allege that our registration statement on Form F-1 in connection with our initial public offering contained material misstatements and omissions in violation of the U.S. federal securities laws, including those relating to our revenue recognition, internal control over financial reporting and historical financial results. We filed a motion to dismiss on April 16, 2021. On April 25, 2022, the court granted our motion to dismiss the amended complaint in full. The plaintiffs did not appeal the verdict and the case was closed.

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

On October 8, 2023, Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. (“Minheng”) filed a Civil Complaint to People’s Court Beijing Chaoyang District (the “Court”) against four defendants, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”. The complaint requested the defendants to compensate Minheng’s factoring fees in the amount of RMB 22,587,700 (approximately US$3.2 million), together with interests and penalty interests from June 23, 2021 to the date of full repayment (temporarily calculated to September 23, 2023) in the amount of RMB11,223,576.5 (approximately US$1.6 million). The hearing was held on March 28, 2025 and the judgment is pending as of the date of this annual report. The litigation process may divert management’s attention from the day-to-day operations of our company and the results of the litigation and claims cannot be predicted with certainty. If we lose in the case, we may not be able to recover the factoring fees with the interests and penalty interests. In addition, even if we ultimately succeed in our claims, there may be difficulties in the execution and negative publicity attached to such execution, which may materially and adversely affect our reputation and brand names.

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

If we fail to protect our users’ data, our business, results of operations and financial condition could be materially and adversely affected.

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

On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which came into effect on January 1, 2025, requiring data processors to comply with certain requirements during their daily operation and further stipulates that data processors must apply for cybersecurity reviews if conducting data processing activities that affects or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” As such, substantial uncertainties exist with respect to the interpretation and implementation. The Regulation on Network Data Security Management may materially impact our capital raising activities. Any failure to obtain such approval or clearance from the regulatory authorities could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if we need additional capital or financing.

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

The interpretation and application of these cybersecurity laws, regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.

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

Our ability to collect loans is dependent on the user’s continuing financial stability, and consequently, collections can be adversely affected by job loss, divorce, death, illness or personal bankruptcy. Our collection activities are highly automated, conducted through digital means such as payment reminder notifications in our app, reminder text messages, voice messages and e-mails and supplemented by direct phone calls. Delinquent account are partially referred to an independent external collection agent, while our in-house credit officers also manage a portion of the collection efforts. The collection agency will charge collection fees, which will increase our expenses. If our third-party service providers’ collection methods are not effective and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease and our financial partners may suffer loss, which may affect our business and reputation. Our service fees also depend on the collectability of the loans that we facilitate. If we experience an unexpected significant increase in the number of users who fail to repay their loans or an increase in the principal amount of the loans that are not repaid, we will be unable to collect our entire service fee for such loans and our revenue could be materially and adversely affected.

We may be held responsible for illegal or unethical practices by third parties that we use to collect delinquent loans.

In addition to our in-house credit officers managing loan collections, we collaborate with an independent external collection agent for loan recovery. While we have implemented and enforced policies and procedures relating to collection activities by third-party service providers, if those collection methods are viewed by the users or regulatory authorities as harassment, threats or other illegal conduct, we may be subject to lawsuits initiated by the users or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven to be ineffective, we might not be able to maintain our delinquent loan collection rate, and the transaction volumes on our online consumer finance platform may decrease and our business and the results of operations could be materially and adversely affected.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the year ended December 31, 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2024, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC. This material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

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

If the PCAOB is unable to inspect our auditors as required under the Holdings Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC will prohibit our ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. Our auditors, Marcum Asia CPAs LLP, are an independent registered public accounting firm that issued the audit report included elsewhere in the annual report. As auditors of publicly traded companies in the United States and a U.S.-based accounting firm registered with the PCAOB, they are subject to U.S. laws that require the PCAOB to conduct regular inspections to assess their compliance with applicable professional standards. Our auditor, headquartered in New York, New York, was not included in the list of PCAOB identified firms pursuant to the 2021 determination. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, we were not identified as a Commission-Identified Issuer and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the Mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in Mainland China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. If our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected.

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

During the outbreak of COVID-19 pandemic from the end of 2019 to early 2023, our business operations was materially and adversely affected. As a result of the pandemic and a series of challenges we encountered, including changes in market conditions, market regulations, external partners and management members, our loan volume in 2022 decreased by 75% compared with 2021. Although businesses are back to normal since early 2023, our business and results of operations remain subject to risks associated with any new variants of COVID-19 or any other pandemics that harm the Chinese and global economy in general.

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

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, as provided in the Special Management Measures for Foreign Investment Access (Negative List) (2024 version), or the 2024 Negative List, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with certain exceptions relating to e-commerce business, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Provisions on the Administration of Foreign Invested Telecom Enterprise. Under current PRC laws and regulations, foreign-invested companies engaged in the onshore insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises. Specifically, according to the Service Guide for the Establishment and Examination and Approval of Insurance Brokers, published by the CBIRC in September 2021, foreign shareholders of a Chinese Insurance Broker shall be (i) foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; and (ii) have total assets of more than US$200 million at the end of the year preceding the investment application in a Chinese brokerage business. However, on December 3, 2021, the Notice of the CBIRC General Office on Clarifying Relevant Measures for the Opening up of the Insurance Intermediary Market, or the Clarifying Notice, was released and provided that overseas insurance brokerage companies with actual business experience and complying with the relevant provisions of the CBIRC are allowed to invest in and establish insurance brokerage companies in Mainland China to engage in insurance brokerage business. The relevant requirements that an investor that intends to establish a foreign-funded insurance brokerage company in Mainland China shall have more than 30 years of business experience in any WTO member country, have established a representative office in Mainland China for two consecutive years and have total assets of not less than US $200 million in the year prior to the application shall no longer be implemented. How these requirements will be interpreted and implemented is still unclear. Our PRC subsidiaries and their subsidiaries may not in practice meet all the requirements of actual business experience. Therefore, even though the insurance brokerage industry falls within the permitted category under the Catalogue of Industries for Encouraging Foreign Investment and the 2024 Negative List, we opted for a variable interest entities structure instead of direct ownership. Myfin Insurance Broker Co., Ltd., or Beijing Myfin, a subsidiary of one of our variable interest entities, Pintec Jinke (Beijing) Technology Information Co., Ltd., or Beijing Jinke, has obtained the license for insurance brokerage issued by the Beijing Bureau of the CBIRC, which allows Beijing Myfin to conduct onshore insurance brokerage business within the territory of the PRC and will remain valid until June 2025. Current PRC regulations relating to foreign investments in the onshore insurance brokerage business in Mainland China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in Mainland China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our onshore insurance brokerage business.

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

In the opinion of our PRC counsel, Shihui Partners, the ownership structures of Aixin Chengdu, Aixin Beijing, and our variable interest entities, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among Aixin Chengdu, Aixin Beijing and our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under (i) the equity pledge agreement entered into among Aixin Beijing, Beijing Hongdian and its shareholders and (ii) the equity pledge agreement entered into among Aixin Beijing, Xinshun Dingye and Xinshun Dingye’s shareholder. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

As of December 31, 2024, the equity interests of each of our variable interest entities are held, directly or indirectly, by one or more of Mr. Tixin Li, Mr. Jun Lang, Mr. Yin Zhu, Mr. Wei Hu, Mr. Yudong Zheng and Mr. Xingding Han. These shareholders may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, the existing contractual arrangements, which would have a material adverse effect on our ability to effectively control our variable interest entities and their subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure (the “Regulations”), which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

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

On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which came into effect on January 1, 2025. The regulations provide that, among others, network data processors carry out network data processing activities that affect or may affect national security shall undergo the national security review in accordance with relevant regulations.

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties. We are of the view that such requirement for cybersecurity review under the Regulation on Network Data Security Management , if effective in the current form, and revised Cybersecurity Review Measures, are not applicable to us, primarily because, as of the date of the annual report: (1) we have not received any notice or determination from competent PRC governmental authorities identifying us as a critical information infrastructure operator; (2) we do not hold or process personal information of over one million users; and (3) we have not received any investigation, notice, warning, or sanctions from applicable government authorities in relation to national security. However, the relevant PRC government agencies could reach a different conclusion, applicable laws, regulations or interpretations could change and we could be required to obtain such approvals in the future.

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

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Approved by the State Council, CSRC released new regulations for the filing-based administration of overseas securities offering and listing by domestic companies on February 17, 2023. The regulations came into effect on March 31, 2023, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies or the Trial Measures, and five supporting guidelines. See “—Recent regulatory development in Mainland China may exert more oversight and control over listings and offerings that are conducted overseas. Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

On September 6, 2024, the NDRC and the Ministry of Commerce jointly issued the 2024 Negative List, which became effective on November 11, 2024. Pursuant to the Special Administrative Measures, if a PRC company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2024 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Regulation on Network Data Security Management, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in Mainland China, limit our ability to pay dividends outside of China, limit our operating privileges in Mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into Mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

COVID-19 had a severe and negative impact on the global and Chinese economy in 2022. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The Russia-Ukraine conflict and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the conflicts in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The conflicts of Russia-Ukraine and in the middle East have caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. These conflicts could raise energy prices and disrupt global markets. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Since the ADSs became listed on the Nasdaq Global Market on October 24, 2018, the trading price of the ADSs has ranged from US$0.253 to US$15.10. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Mainland China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their initial public offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

On December 9, 2021 and October 26, 2022, we received written notifications from the Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. Nasdaq confirmed that we regained compliance on June 2, 2022 and April 10, 2023, respectively. See “Item 4. Information on the Company—A. History and Development of the Company.”

We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our ADSs could result in a breach of the requirements for listing on the Nasdaq Global Market. If we don’t maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our ADSs. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ADSs, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ADSs.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We have 507,239,098 Class A ordinary shares and 50,939,520 Class B ordinary shares outstanding as of March 31, 2025, including 238,629,685 Class A ordinary shares represented by ADSs. All of our ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The lockup agreement that our directors and executive officers and all of our pre-IPO shareholders signed with the underwriters of our initial public offering expired on April 23, 2019, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of our ADSs on the Nasdaq Global Market has been low, so sales of even relatively small amounts of our ADSs in the public market could adversely affect the market price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

As of March 31, 2025, two of our three core founders, Mr. Jun Dong and Mr. Wei Wei, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 9.4% of our total issued and outstanding share capital and 60.2% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such taxable year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets.

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

We believe our income from and assets used in the installment-sale business are treated as passive under the PFIC provisions. Based on our current income and assets and the value of our ADSs, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2024. Accordingly, U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) should consult their tax advisors regarding the advisability of making a mark-to-market election (as described in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”). Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may continue to be classified as a PFIC for our taxable year ending December 31, 2025. Under circumstances where revenues from our installment sale business or other activities that produce passive income increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. If we are so classified during a U.S. Holder’s holding period, our ADSs or ordinary shares will generally continue to be treated as shares in a PFIC for all succeeding taxable years during which such U.S. Holder holds our ADSs or ordinary shares, even if we cease to be a PFIC, unless certain elections are made. See the discussion under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax considerations of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making certain elections.

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

Item 4.Information on the Company

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

In December 2018, we established Pintec Solutions Pte. Ltd. in Singapore as the headquarters for our international business expansion. We also acquired Anxunying (Tianjin) Commercial Factoring Co., Ltd. from Jimu Group in the same month, which was disposed of in May 2023.

We acquired control of Beijing Xinshun Dingye Technology Co., Ltd. (“Xinshun Dingye”), in January 2019. Xinshun Dingye became the major shareholder of Beijing Hongdian in January 2019. Xinshun Dingye is one of our variable interests entities and has executed new variable interest entity agreements with Beijing Hongdian.

In February 2019, we established Pintec Digital Technology (Beijing) Co., Ltd. to provide SaaS solutions to institutions, including financial institutions.

In March 2019, we purchased 100% of the equity of Ganzhou Aixin Micro Finance from Jimu Group, which holds a license to operate a small loan business.

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

On April 30, 2020, Pintec Beijing, Xuanji Intelligence (Beijing) Technology Co., Ltd. (“Beijing Xuanji”), and Beijing Xuanji’s two nominee shareholders entered into an agreement to terminate the variable interest entity agreements entered into during the Reorganization. Immediately after this termination agreement, pursuant to the equity interest transfer agreements, Beijing Xuanji’s two nominee shareholders shall transfer 80% and 20% of Beijing Xuanji’s equity interests to a third party and Shenzhen Xiaogang Technology Co., Ltd, (“Shenzhen Xiaogang”), respectively. The consideration for the 80% of Beijing Xuanji’s equity transfer to the third party was RMB24 million. Meanwhile, this third party entered into a two-year concerted action agreement to vote in accordance with Shenzhen Xiaogang’s decision. The equity interest transfer agreements were subsequently cancelled. On June 1, 2020, the above parties entered into a supplementary agreement, pursuant which all the 80% of the equity interests in Beijing Xuanji to be transferred to the third party shall be transferred to Shenzhen Xiaogang, and Shenzhen Xiaogang shall purchase such equity interests at the consideration originally provided in the equity interest transfer agreements.

On October 22, 2020, we acquired all the outstanding equity interests in Yinchuan Chuanxi Technology Co., Ltd. (“Chuanxi Technology”) for a total consideration of RMB400 million (US$54.8 million). Chuanxi Technology currently does not have any employee or engage in any business activities.

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

In late August 2021, we expanded our technical services to focus on better empowering the SME ecosystem, by leveraging our advanced technology in big data, artificial intelligence, and cloud-based infrastructure. Specifically, we plan to utilize our “SaaS + Fintech” model as a total solution in order to accelerate the digitization of SMEs, encompassing technology-based credit services and solutions to the manufacturing process and operations of the SMEs. To optimize resource and talent deployment, we determined to restructure certain non-core technical services, which require long-term investment but may generate negative earnings currently and in the foreseeable future, by transferring out 85% of our equity interest in FT Synergy Pte. Ltd. (“FT”) at nil consideration (the “Deconsolidation”). Upon the completion of the deconsolidation, the subsequent financial results of FT are no longer be included in our consolidated financial statements. We currently plan to focus on offering of comprehensive technology-based credit services and solutions to SMEs.

On December 9, 2021, we received notification from Nasdaq Listing Qualifications that we are not in compliance with the minimum bid price requirement set forth in Listing Rules for continued listing on the Nasdaq Stock Exchange as the closing price of our ADSs have been less than US$1.00 over a consecutive 30-trading-day period (the “Minimum Bid Price Requirement”). On May 13, 2022, we amended the ratio of our ADS representing its Class A ordinary shares from one (1) ADS representing seven (7) Class A ordinary shares to one (1) ADS representing thirty-five (35) Class A ordinary shares. The effect of the ratio change on the ADS trading price on the Nasdaq Global Market took place on May 16, 2022. On June 2, 2022, Nasdaq Listing Qualifications notified us that we have regained compliance with the Minimum Bid Price Requirement after changing the ratio of our ADSs.

On May 13, 2022, we approved the deconsolidation of Pintec Australia Pty Ltd (“Pintec Australia”) through the disposal of its 100% equity interest.

On October 26, 2022, we received notified notification from Nasdaq Listing Qualifications we are not in compliance with the Minimum Bid Price Requirement. On April 10, 2023, Nasdaq confirmed we regained compliance with the Minimum Bid Price Requirement.

Our principal executive offices are located at 4/F, Vanke Times Center, Chaoyang Road, Chaoyang District, Beijing, the People’s Republic of China. Our telephone number at this address is +86 (10) 6506-0227. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.

B.	Business Overview

Overview

We are a Nasdaq-listed group providing technology-enabled financial and digital services to the ecosystem of MSMEs. We connect business partners and financial partners on our open platform and enable them to provide financial services to end users efficiently and effectively. We empower our business partners by providing them with the capability to add a financing option to their product offerings. We help our financial partners adapt to the new digital economy by enabling them to access the online population that they could not otherwise reach efficiently or effectively. Further, in 2021, we commenced a new offering of technological services to small and medium-sized enterprises, or the SMEs, whereby we utilize our proven “SaaS + Fintech” model as a holistic solution to accelerate the digitization of SMEs, encompassing technology-based credit services and solutions to the manufacturing process and operations of these SMEs. Since April 2022, we have not engaged new customers for our loan facilitation business, and currently we only provide loan facilitation business to our existing customers. Moreover, since 2022, leveraging our extensive technology platform, strong brand recognition as well as sound credit ratings, we have further upgraded our business model to provide loan services and digital solutions to MSMEs, as a direct lender, facilitator and enabler. We will continue to deliver exceptional digitization services, diversified financial products, and best-in-class solutions with innovative technology, in order to further solidify the relationships with our partners and satisfy the needs of our clients. We currently hold internet micro lending license, fund distribution license, insurance brokerage license and enterprise credit investigation license in China.

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

Hongdian fund distribution solution. Our fund distribution solution enables our partners to offer and distribute mutual fund products to their customers, either under our Hongdian brand or as a white label solution. Registered end users can select a variety of mutual fund products through our platform’s website and mobile applications or our partners’ platforms, which are sourced from our financial partners. All of the mutual fund products that are available to retail investors on Hongdian are publicly listed for trading in China and are regulated by the CSRC. As of December 31, 2024, we had partnered with 91 fund management companies and listed over 3,772 different mutual fund products on Hongdian. Wealth management service fees that we charge primarily consist of commission fees paid by third-party asset management companies for participating in our online wealth management platform. We operate Hongdian through Beijing Hongdian, our variable interest entity, which possesses a brokerage license to conduct an investment fund sales business. See “—Regulations—Regulations Relating to Fund Sales Business.”

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

We charge investment management fees and portfolio rebalancing fees to users. As of December 31, 2024, we had facilitated transactions for over 313 thousand unique investors through our wealth management solutions with a cumulative transaction amount of RMB11.5 billion, as compared to over 312 thousand unique investors and a cumulative transaction amount of RMB11.3 billion as of December 31, 2023. Since November 10, 2022, we had ceased obtaining new customers for our Polarais robo-advisory solutions.

Insurance Solutions

Myfin insurance solution. We launched our Myfin solution in July 2016. Myfin enables our partners to offer and distribute insurance products to our users. We are still in the early stages of developing this business. We had insurance premiums of RMB54.7 million (US$7.5 million) and served 900 end users in 2024, as compared to insurance premiums of RMB49.2 million and 119 thousand end users in 2023. As of December 31, 2024, we had collaborated with 40 insurance companies to provide insurance solutions, as compared to 41 insurance companies as of December 31, 2023. Prior to 2020, we solicited businesses for our insurance solutions primarily through cross-selling among different retail credit channels. In 2020, upon strategically shifting to follow a market-oriented approach in promoting our insurance solutions instead of relying on cross-selling, we experienced a decline in the related revenues. However, our revenues from provision of insurance solutions grew substantially in 2021 and 2022, primarily due to our continued efforts to improve and diversify our product offerings as well as our marketing strategies. Commencing from early 2022, we have expanded our insurance solutions coverage to include insurance products such as high-end life and health insurance products as well as property and casualty insurance products, and we expect such expansion to bring sustainable value growths to our businesses. We believe that, along with our efforts in enriching Myfin’s key features and use cases, our insurance solutions will continue to grow substantially in 2025. We operate Myfin through our variable interest entity Beijing Myfin, a subsidiary of which possesses an insurance brokerage license. See “—Regulations—Regulations Relating to Insurance Brokerage.”

Point-of-sale Financing Solutions

We offered point-of-sale financing solutions to our business partners on their platforms or on our own platform under the “Dumiao” brand.

Our point-of-sale financing solutions enable our business partners to make installment purchase loans available to their customers. Our point-of-sale lending solutions facilitate the purchase of online travel products and services such as air tickets and hotel room reservations on travel sites such as Qunar and Ctrip, and mobile devices and services such as Best Pay provided to China Telecom’s customers. Our business partners typically integrate our lending solutions in the payment stage of a transaction, offering end users installment payment options when they satisfy our pre-screening procedures and certain criteria stipulated by our business partners. An end user who selects the installment payment option is guided through the application process and can use the approved credit line to finance his purchase from our business partner. End users have the option to choose different combinations of terms which are agreed with our business partners, and our system will automatically calculate monthly payments and service fees. In 2022, 2023 and 2024, the total volume of point-of-sale installment loans we facilitated was approximately RMB5.6 million, nil and nil, respectively. Our point-of-sale lending solutions function as a virtual credit card featuring a one-month interest free period and flexible installment terms. We believe such features are attractive to end users and enhance user experience. The application process of point-of-sale installment loan products are easy and simple, supported by intuitive user interface. The following are screenshots of the application process for Qunar point-of-sale installment loans.

We ceased point-of-sale financing solutions in the fourth quarter of 2022.

Business Installment Loan Solutions

We offer business installment loan solutions to our business partners on their platforms or on our own platform. Our business installment loan solutions enable our business partners to arrange financing for their customers. These business partners are typically online platforms that provide goods and services to sole proprietors and to SMEs and possess significant data about their customers which can aid credit assessment. These borrowers include both online merchants and owners of traditional enterprises in various industries such as manufacture, retail and wholesale, dining, transportation and other service industries. Such businesses usually have annual sales turnover up to RMB70 million (US$11 million). Loans are intended to be used for business purposes such as to expand operations, purchase inventory or meet day-to-day operational cash flow needs. The business installment loan products are unsecured and repayable in installments ranging from three months to 24 months, with loan size ranging from RMB1,000 (US$157) to RMB1,000,000 (US$156,922). Because we build our end-to-end solution and credit assessment system for business installment loans specifically to evaluate SME creditworthiness on the basis of our massive big data storage, an application is typically approved within 15 minutes, as compared to a few days or weeks by traditional financial institutions. The total volume of business installment loans we facilitated was approximately RMB124.5 million, RMB101.9 million and RMB107.8 million (US$14.8 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

We also provide loan solutions to MSMEs. In June 2021, we established an offline team dedicated to providing loan solutions to the MSMEs. We generally source our MSME customers offline, and we assess their financial needs and conduct due diligence on-site. We also evaluate the MSME customers’ credit profiles online based on our big data analytic capabilities to determine their credit worthiness. Once a loan application is approved, our self-owned lending solution partners (which are our subsidiaries/consolidated affiliated entities) will provide funds to the MSME customers on a repayment term of up to 18 months and in average of 12 months. Proceeds from such loans shall be used for operational purposes of such MSMEs. As of December 31, 2022, 2023 and 2024, cumulative loans provided for MSMEs amounted to approximately RMB227.8 million, RMB329.7 million and RMB437.5 million (US$59.9 million), respectively.

Personal Installment Loan Solutions

We offer personal installment loan solutions to our financial and business partners on our business partners’ platforms. Our personal installment loan solutions enable our business partners to make unsecured personal credit available to their customers. All loans are funded by our lending solutions partners and end users access the loans through the mobile apps or websites of our business partners. We help our lending solutions partners determine the amount of the credit line for each customer based on the result of our credit assessment. The initial credit line is typically between RMB500 (US$72.5) and RMB100,000 (US$14,498.6). As end users start building their credit history with us, they will gradually get access to higher credit lines and more favorable credit terms. Normally, each drawdown on the credit line must be individually approved, but we can provide solutions to our lending solutions partners that permit end users to draw down multiple loans without additional approval as long as the aggregate outstanding balance of the loans does not exceed the approved credit limit. The loan proceeds are transferred to the user’s bank account when the loan is drawn down. We charge our financial partners technical service fees. In 2024, approximately 4,397 customers were approved for personal installment loan credit lines with an average credit limit of approximately RMB10,165 (US$1,392.6) through solutions that we provided to lending solutions partners. The aggregate amount of credit lines approved was RMB61.9 billion, nil and nil, respectively, and the amount outstanding was RMB3.1 million, RMB345.9 thousand and nil as of December 31, 2022, 2023 and 2024, respectively.

We ceased facilitating offline personal installment loans in the fourth quarter of 2018 and ceased facilitating online personal installment loans in the second quarter of 2022.

The table below sets forth certain information about the loans we have facilitated in 2024.

	Point-of-sale	Personal	Business
	Installment Loans	Installment Loans	Installment Loans
Loans facilitated	Nil	Nil	RMB107.8 million
(US$14.8 million)

Outstanding loans as of December 31, 2024	Nil	Nil	RMB65.1 million
(US$8.9 million)

Loan size	N/A	N/A	RMB1,000 to RMB1,000,000
(US$137.0 to US$136,999.4)

Average loan size(1)	Nil	Nil	RMB374,036.3
(US$51,242.8)

Loan repayment term	N/A	N/A	3 to 24 months

Average loan repayment term(2)	Nil	Nil	12.6 months

Weighted average APR(3)	Nil	Nil	13.11%
(1)	Average loan size is calculated as the total amount of loans facilitated in the period divided by the total number of loans facilitated in the period.
(2)	Average loan term is weighted by the amount of loans that originated in the relevant period; only the amount of loan at the origination was considered for this purpose.
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

Our Business Partners

Our business partners include both online and offline businesses and both consumer-facing and business-facing ones. We cover a wide range of industry verticals including online travel booking, telecommunications, online education, SaaS, financial technology, internet search, as well as online classifieds and listings. We provide point-of-sale lending solutions for 25 business partners, including BestPay. In addition, we provide personal installment lending solutions for 14 business partners, including Ctrip and BestPay, and SME lending solutions for 19 business partners. As of December 31, 2024, we provided wealth management solutions for nine business partners, including Xiaomi. Several of our business partners have adopted multiple types of the solutions that we offer, and as we continue to deepen our relationships with them, we expect more of our business partners to achieve the same. The extent of our cooperation ranges from channel partnership and user acquisition to end-to-end full-service solutions. As the end users of our business partners may become potential borrowers for the loans that we facilitate, we are also very selective in choosing business partners in order to ensure our service quality and to optimize risks.

Our Financial Partners

As of December 31, 2024, we had established cooperations with 131 financial partners, including 91 wealth management partners and 40 insurance solution partners.

Lending solutions partners

Lending solutions partners provide the funds for the loans that we facilitate. Since January 31, 2021, almost all of the loans that we facilitated have been funded by our self-owned lending solution partners (which are our subsidiaries/consolidated affiliated entities).

Jimu Box, an online consumer finance platform operated by Jimu Group, used to be the single largest funding source for loans facilitated through our platform since our inception to 2018. Jimu Box was the funding source for 0.3%, 0.4% and nil of the outstanding loans facilitated through our platform as of December 31, 2022, 2023 and 2024, respectively. We have not been receiving any further funding from Jimu Box since February 15, 2020. Since then, we ceased cooperating with any other online consumer finance platforms. For our relationship with Jimu Box and the Jimu Group in general, see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Jimu Group.”

Historically, a number of financial partners provided funding directly to borrowers for loans that we facilitated, including Fullerton Credit and Orange Finance. Financial partners providing non-structured direct funding were the funding source for 8%, 0.8% and nil of the outstanding loans facilitated through our platform as of December 31, 2022, 2023 and 2024, respectively. Ganzhou Aixin Micro Finance, a licensed micro finance company which we acquired from Jimu Group in March 2019, also provides financing for loans. We have also entered into strategic business cooperation with Fullerton Credit, a group of micro loan companies wholly owned by Fullerton Financial Holdings Pte. Ltd. On October 31, 2023, Shanghai Anquying sold its 5% equity in Fullerton Credit (Chongqing) Ltd. to AF Management Services Pte. Ltd. (“AFMS”) for a total consideration of RMB35 million.

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

The table below sets forth the funding from different types of financial partners for our lending solutions in terms of outstanding loans as of December 31, 2022, 2023 and 2024.

	As of December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Online consumer finance platform	266	0.28	266	0.43	—	—	—
Non-structured direct funding	7,900	8.31	520	0.84	—	—	—
Trusts and other structured finance	29	0.03	29	0.05	—	—	—
Unsecured general loan and others	86,865	91.38	61,366	98.68	65,085	8,917	100.00
Total	95,060	100.0	62,181	100.0	65,085	8,917	100.0

Wealth management solutions partners

Our wealth management financial partners provide various mutual fund products and asset management products, accessible from our and our business partners’ platforms. We enable our wealth management financial partners to distribute those products to the user bases of our business partners. Our 91 wealth management financial partners include such well-known names in China as Guangfa Asset Management, Guotai Asset Management and Penghua Fund Management. We distributed RMB231.6 million, RMB47.2 million and RMB163.0 million (US$22.3 million) of wealth management products as measured by total value in 2022, 2023, and 2024 respectively, by means of our wealth management solutions. We provide financial solutions that enable our financial partners to efficiently expand the scope of their products and services and extend them to a wider user base.

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

Borrowers

We facilitate loans by our lending solutions partners primarily to individuals and SMEs. We apply advanced credit assessment models to profile loan applicants and allocate the approved cases to our lending solutions partners according to their risk preferences. We have also expanded our lending solutions to help our lending solutions partners target SMEs and their beneficial owners. From our inception through December 31, 2024, we had facilitated a cumulative total of approximately RMB49.5 billion (US$6.8 billion) in loans by our lending solutions partners. The cumulative number of borrowers who have utilized the solutions we provide to our lending solutions partners has grown to close to 15.6 million as of December 31, 2024.

A geographically diverse set of borrowers stretching across 531 cities and counties in China have borrowed loans from our lending solutions partners using our solutions. The top three cities in terms of borrowers accounted for only approximately 22.3% of all such borrowers as of December 31, 2024. Approximately 52.2 million individuals have registered on our system with their names, government-issued identification numbers and mobile phone numbers. According to the information provided to us by these individuals, approximately 44.6% of the borrowers registered on our platform are between the age of 22 and 30, and 21.2% of them are between the age of 30 and 35. In addition, since June 2021, we have also commenced to offer direct loans to MSMEs through our micro and small loan network to address their needs for ease of access to fund. We focus on lending micro and small loans ranging from RMB5,000 to RMB1 million based on our risk management strategies. Most of our micro and small loans have a repayment term of up to 24 months. We develop and offer a wider variety of credit-based financial solutions to retain existing customers as well as to attract new customers. The total number of the borrowers that we directly provide loan services to, including micro and small enterprises, solo entrepreneurs and individuals, increased from 1,245 as of December 31, 2023 to 1,451 as of December 31, 2024.

Investors

Our self-owned partners (which are our subsidiaries/consolidated affiliated entities) and our business partners offer and distribute mutual fund products to their investors. As of December 31, 2024, approximately 313,323 retail investors on Hongdian and Polaris had made transactions on our platforms, with an average amount under management of over RMB2,556.55 (US$350.2) per user, primarily due to the increasing market awareness and recognition of wealth management products as an effective means of investment for retail investors, which in turn was primarily attributable to (i) the further institutionalization and internationalization of Chinese stock markets, in particular China’s A shares market, and (ii) the successful promotion and marketing of wealth management products among retail investors.

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

Our proprietary credit assessment system, backed by our continually growing big data database and our sophisticated algorithms, can quickly provide end users with a credit decision. We match borrowing requests with our financial partners in a smooth and efficient fashion, though our financial partners have the final decision as to whether they will approve the loan applications. Our service is provided in a seamless fashion to credit applicants and make it possible for customers who are approved for our credit lines to receive funds within 10 seconds following their applications, in the case of point-of-sale and personal installment loans, and three business days, in the case of offline business installment loans. We believe these features are essential to meeting borrowers’ financing needs.

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

We aggregate over 3,740 public mutual fund products and 31 privately raised fund and asset management plans from 91 fund management companies and asset management companies in our Hongdian trade clearing system that provide the users of our financial partners with a comprehensive selection of underlying assets. We are fully compliant with laws and regulations for trade clearing. In order to control risk of cash flow, our trading system is provided by Shenzhen Jinzheng, a large financial IT system provider in China, to ensure professional and accurate transaction execution.

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

●	Module 3: portfolio construction

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

We define delinquency rate as outstanding principal balance of loans that were from 16 to 30 calendar days, from 31 to 60 calendar days and from 61 to 90 calendar days past due as a percentage of the total outstanding principal balance of the loans as of a specific date. Loans that are delinquent for more than 90 days are charged off in operating entities in PRC, while 60 days in operating entities in Australia. The following table provides our delinquency rates for all loans we facilitated as of December 31, 2022, 2023 and 2024, including both on-balance sheet loans and off-balance sheet loans.

	Delinquency rate by balance
	16 - 30 days	31 -60 days	61 - 90 days

December 31, 2022	0.81%	1.56%	1.37%
December 31, 2023	0.26%	0.22%	0.27%
December 31, 2024	0.04%	0.58%	1.40%

Starting from 2022, leveraging our technology platform, brand recognition as well as sound credit ratings, we further upgraded our business model to provide loan services and digital solutions to MSMEs, as a direct lender, facilitator and enabler. In 2020, as part of our business transformation and in response to challenges caused by the COVID-19 outbreak, we significantly decreased our activities with funding partners who require us to share risks and abandoned the guarantee model. In 2021, we commenced facilitating loans for the SMEs, which primarily use the proceeds thereof for operational purposes and generally demonstrated better loan repayment performance. In 2023, despite China’s sluggish macroeconomic recovery, we remained focused on our core strategy, continuing to provide lending services and digital solutions to the MSME ecosystem as a direct lender, facilitator and enabler. In 2024, while the overall macro environment for micro and small enterprises was favorable, challenges remained, including intense competition in certain industries, unstable market demand, talent shortages, and fluctuations in raw material prices. We further optimized our product matrix by focusing on development of high-quality products, prioritizing asset quality over asset quantity, and partnering with high-caliber industry leaders, leading to improved loan repayment performance.

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

Our R&D lab is empowered by a team of experienced engineers dedicated to research and development. As of December 31, 2024, we had 13 technology employees, representing approximately 16.7% of our total employees. Our engineers are based in our headquarters in Beijing and our offices in Shanghai. We recruit most of our engineers from prestigious universities and hire experienced laterals from well-established internet and software companies. We compete aggressively for engineering talent to help us address challenges and maintain our technology advantages over our competitors. We have continued to invest significantly in research and development. In 2024, we incurred RMB2.3 million (US$0.3 million) in research and development expenses, primarily consisting of salaries and benefits for our research and development team.

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

Regulations Relating to Foreign-Investment

The PRC Foreign Investment Law

The establishment, operation, and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law of the PRC, or the Company Law, which was issued by the Standing Committee of the National People’s Congress on December 29, 1993 and took effect on July 1, 1994. The Company Law was amended on October 26, 2018 and took effect on October 26, 2018. On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the third revised Company Law, which made further amendments such as improving the company’s establishment and exit system, optimizing the company’s organizational structure, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, etc., and took effect on July 1, 2024. Unless otherwise provided in the PRC Foreign Investment Law, the provisions of the Company Law shall prevail.

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

Industry Catalog Relating to Foreign Investment

The PRC Foreign Investment Law reiterates and officially establishes the pre-access national treatment plus negative list management system for foreign investment. In September 2024, the Ministry of Commerce and the National Development and Reform Commission promulgated the Special Management Measures for Foreign Investment Access (Negative List) (2024 version), or the Negative List (2024 version), which became effective on November 11, 2024. The Negative List (2024 version) further expands the scope of industries where foreign investment is permitted by reducing the number of industries where restrictions on the shareholding percentage or requirements for the composition of board or senior management still exist. Industries listed in the Negative List (2024 version) are divided into two categories: restricted and prohibited. Industries in the restricted category are subject to a variety of restrictions. For example, some restricted industries are limited to Sino-foreign joint ventures, and in some cases, the Chinese partners are required to hold the majority interests in such joint ventures. Furthermore, foreign investors are not allowed to invest in companies in industries under the prohibited category. For industries not in the restricted or prohibited categories, the restrictions applicable to the restricted category do not apply in principle, and establishment of wholly foreign-owned enterprises, or WFOEs, in such industries is generally allowed.

We provide value-added telecommunication services, which is an industry in the restricted category pursuant to the Negative List (2024 version), through our consolidated variable interest entities.

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

On December 31, 2024, NFRA promulgated Interim Measures for the Supervision and Administration of Microcredit Companies, which stipulates the following requirements with respect to the microcredit companies, including but not limited to: (i) internet microcredit companies shall ensure that core business segments such as loan application acceptance, risk review, approval, disbursement and recovery are completed through online operations. Microcredit companies are not allowed to conduct business across provinces, autonomous regions and centrally administered municipalities. The conditions for the operating regions of internet microcredit companies shall be separately stipulated; (ii) the loan balance for consumption purposes per household by an internet microcredit company shall not exceed RMB 200,000, and the total loan balance for production and operation purposes per household shall not exceed RMB 10 million; (iii) microcredit companies shall pay the loan principal to the borrowers in full amount as stipulated in the loan contracts, and shall not deduct interest, handling fees, management fees, security deposits or the like in advance; (iv) the balance of funds raised by microcredit companies through non - standardized forms such as bank loans and shareholder loans shall not exceed one-fold of their net assets at the end of the previous year. The balance of funds raised by microcredit companies through standardized forms such as bond issuance and asset securitization products shall not exceed four-fold of their net assets at the end of the previous year. The risk prevention and control system established by Internet-based microcredit companies shall include data-driven risk control models, anti-fraud systems, risk identification mechanisms, risk monitoring means, risk disposal measures, customer identity identification and registration systems, etc. Internet microcredit companies shall mainly rely on endogenous data information within Internet platforms and other data information obtained through legal channels to assess and prevent customers’ credit risks; (v) microcredit companies shall strengthen the list - based management of cooperative institutions, establish a unified access mechanism covering various cooperative institutions, and clarify the corresponding standards and procedures. Microcredit companies that carry out marketing and customer acquisition, publish loan products or disburse loans through internet platforms such as websites, mobile applications (APPs), and small programs (including their own and those of cooperative institutions) shall file the information of such Internet platforms and the detailed information of the products with the local financial management institutions; (vi) for microcredit companies with serious illegal and irregular behaviors, the provincial local financial management institutions may revoke their microcredit business qualifications in accordance with relevant laws, regulations and regulatory provisions, and require them to complete the change registration or cancellation registration of their names and business scopes with the market supervision and management departments within the prescribed time limit; (vii) microcredit companies shall gradually meet the requirements stipulated in the Interim Measures for the Supervision and Administration of Microcredit Companies within the transition period specified by the provincial local financial management institutions. The transition period shall in principle not exceed two years.

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

According to the Administrative Measures for Personal Loans promulgated on February 2, 2024 by National Financial Regulatory Administration, or the NFRA, which took effective on July 1, 2024, lenders shall not entrust a third party to complete the core matters of risk control in a loan investigation involving borrowers’ true intention, income level, debt status, source of proprietary funds and access of an external assessment agency, etc. For a loan of not more than RMB 200,000, if a lender may, through off-site indirect investigation, effectively verify the authenticity of relevant information and thus assess the risk of the borrower, it may simplify or eliminate on-site investigation (excluding loans for personal housing purposes). The lender shall require the borrower to sign the loan contract and other relevant documents in person. For a loan of no more than RMB 200,000, the relevant contracts and documents may be concluded through e-banking channels (excluding loans for personal housing purposes). Where a contract is signed in person, the lender shall make audio and video recordings of the signing process and properly keep the relevant videos.

We engage in microfinance businesses through a subsidiary in Ganzhou, Jiangxi Province, namely Ganzhou Aixin Micro Finance, which has obtained a microfinance license from the relevant local government authority. This microfinance license was updated in January 2025 and remains valid until August 2025.

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

On September 20, 2023, the NFRA issued the Administrative Measures Governing Insurance Sales Practices, which became effective on March 1, 2024. These Measures categorizes insurance sales activities of insurance companies and insurance intermediaries, including insurance brokers, into three phases namely pre-sales, in-sales, and post-sales activities, setting forth varied regulatory requirements on insurance sales activities in each phase:

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

Minheng, a subsidiary of one of our variable interest entities, is qualified to conduct our commercial factoring business.

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

In December 2024, the NFRA promulgated Measures for Compliance Management in Financial Institutions, effective on March 1, 2025, which stipulates that, (i) “financial institutions” refers to policy banks, commercial banks, financial asset management companies, enterprise group finance companies, financial leasing companies, auto finance companies, consumer finance companies, money brokerage companies, trust companies, wealth management companies, financial asset investment companies, insurance companies (including reinsurance companies), insurance asset management companies, insurance groups (holding) companies, mutual insurance organizations, and other institutions subject to the regulation by the NFRA and its local offices, (ii) financial institutions shall formulate compliance management rules, improve their organizational framework for compliance management pursuant to the requirements of “tiered management and hierarchical accountability”, clarify compliance management duties, deepen the building of a compliance culture and establish a sound compliance management system; (iii) financial institutions shall establish the position of chief compliance operator at their headquarters and appoint compliance officers at principle-level branches or first-tier branches, such chief compliance operator and compliance officers shall obtain qualification approval from the NFRA or its local offices, and shall not manage the front-office business, finance, fund operation, internal audit, or other departments that may have a conflict of interest in their compliance management duties, except as otherwise provided in the Measures for Compliance Management in Financial Institutions, (iv) the headquarters, provincial-level branches or first-tier branches and financial subsidiaries at various levels subject to the consolidated financial reporting management of each financial institution, shall each set up an independent compliance management department in principle, other branches of the financial institutions shall establish compliance management departments based on the scale of business, organizational structure and compliance management needs, and (v) financial institutions failing to meet the provisions herein shall complete rectification within the one-year transitional period from March 1, 2025.

Regulations Relating to Anti-Money Laundering

The Anti-money Laundering Law, which became effective in 2007 and amended in November 2024, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. Financial institutions subject to the Anti-money Laundering Law include financial institutions in the banking, securities and futures, insurance and trust business sectors, non-bank payment institutions; and other institutions engaged in financial business activities as determined and published by the State Council Anti-money Laundering Authority. The People’s Bank of China and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as fund sales institutions.

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

On May 6, 2024, the SAMR promulgated the Interim Provisions on Anti-Unfair Competition on the Internet, which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.

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
(ii)the processing of personal information shall include the collection, storage, use, processing, transmission, provision, and disclosure of personal information. The processing of personal information shall be carried out pursuant to the principles of lawfulness, appropriateness and necessity, and excessive processing shall not be allowed. In addition, the following conditions shall be satisfied: (a) the consent of the natural person who is the owner of the personal information or his/her guardian shall be obtained, unless otherwise prescribed by laws and administrative regulations; (b) the rules for information processing shall be made public; (c) the purposes, methods and scope of information processing shall be made public; and (d) the provisions of laws and administrative regulations and the agreements of both parties shall not be violated; and
(iii)an information processor shall not divulge or tamper with the personal information it collects or stores; and, without the consent of a natural person, the information processor shall not illegally provide others with the personal information of the natural person, except for information that is rendered unrecoverable after processing and from which no specific individual may be identified.

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

On March 22, 2024, the CAC issued the Measures for Regulating and Promoting Outbound Data Flow, which took effect on the same day, in order to further regulate and promote the orderly and free flow of data legally, it is not required to apply for outbound data security assessment to be provided abroad, to conclude a standard contract for outbound provision of personal information or to pass the certification for personal information protection in certain situations, including, but not limited to, (i) for the data that have not been informed by relevant departments or regions or have been publicly announced as important data, (ii) where the personal information must be provided abroad, as it is necessary for the conclusion and performance of a contract to which the individual is a party, such as cross border shopping, or other listed situations, and (iii) in the event that it is estimated to provide abroad personal information of less than 10,000 individuals within one year.

On September 24, 2024, the State Council promulgated the Cyber Data Security Regulation, which came into effect on January 1, 2025. The Cyber Data Security Regulation provides that, among others, network data processors carry out network data processing activities that affect or may affect national security shall undergo the national security review in accordance with relevant regulations.

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

Regulations Relating to Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Pintec (Ganzhou) Technology Co., Ltd. and Aixin Times (Chengdu) Enterprise Management Co., Ltd., our WFOEs incorporated in China, to fund any cash and financing requirements we may have. The principal legislation with respect to payment or distribution of dividends by WFOEs include the Company Law, originally promulgated by the Standing Committee of the National People’s Congress in 1999 and most recently amended in October 2018, and the PRC Foreign Investment Law. Under these laws, WFOEs in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits as statutory reserve fund, if any, unless these reserves have reached 50% of the registered capital of the enterprises. These statutory reserve funds may not be distributed as cash dividends. A wholly foreign-owned enterprise may allocate a portion of its after-tax profits to certain optional reserve funds at its discretion. Profit of a wholly foreign-owned enterprise may not be distributed before its losses for the previous accounting years have been made up. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

On September 6, 2024, the NDRC and the Ministry of Commerce jointly issued the 2024 Negative List, which became effective on November 1, 2024. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas securities offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, foreign investors of such company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject to the relevant regulations on the domestic securities investments by foreign investors.

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

Our Relationship with Jimu Group

We commenced our business in June 2015 as a business unit within our predecessor, Jimu Holdings Limited, which is Jimu Group’s holding company. Pintec Technology Holdings Limited was incorporated in the Cayman Islands as a holding company for our business in March 2017. Pursuant to our pre-IPO reorganization, all of the shares of Pintec Technology Holdings Limited were issued to the shareholders of Jimu Group’s holding company such that Pintec Technology Holdings Limited had the same shareholders, in the same proportions and with the same rights, as Jimu Group’s holding company did immediately prior to our initial public offering. As of the date of this annual report, we and Jimu Group had a certain degree of overlap in shareholding. One of the directors on our board, namely, Jun Dong, also sits on the board of Jimu Holdings Limited.

We have historical financial transactions with Jimu Group. For our financial transactions with Jimu Group, See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group” for more details.

In connection with our pre-IPO reorganization in December 2017 and our post-reorganization relationship with Jimu Group, we entered into four transaction agreements with Jimu Group, including (i) a master transaction agreement, which governed our pre-IPO reorganization and post-reorganization relationship with Jimu Group; (ii) a cooperation framework agreement, under which Jimu Group agrees to fund at least 50% of the loans matched on its platform monthly for borrowers we refer and approve, while we provide services including borrower referral, repayment management, and technology support, with fees negotiated at arm’s length; (iii) a non-competition agreement, which prohibits us and Jimu Group from engaging in each other’s core businesses during the non-competition period; and (iv) an intellectual property license agreement, under which Jimu Group grants us and our subsidiaries and variable interest entities a license of certain intellectual property owned by Jimu Group. All these agreements have expired as of the date of this annual report.

The reorganization was completed in March 2018. The peer-to-peer lending business and provision of related services were carried out by Jimu Group, while our business is carried out by our own subsidiaries and variable interest entities and their subsidiaries. In February 2020, Jimu Group became insolvent and announced its exit from the online lending platform business pursuant to relevant regulations.

We also had historical business cooperation with Jimu Group, including (i) Jimu Box was our largest funding source for loans facilitated through our platform until 2018, but we stopped receiving funding from Jimu Box after February 15, 2020; (ii) we relied on Jimu Group’s brand and its guarantee arrangements with our financial partners to access funding sources until 2019; and (iii) Jimu Box previously provided credit enhancement to individual investors for loans we referred and funded through Jimu Group until 2018.

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

In the opinion of Shihui Partners, our PRC counsel, the ownership structures of our variable interest entities, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under (i) the equity pledge agreement entered into by and among Aixin Beijing, Beijing Hongdian and Beijing Hongdian’s shareholders and (ii) the equity pledge agreement entered among Aixin Beijing, Xinshun Dingye and Xinshun Dingye’s shareholders, would not be deemed validly created until it is registered with the competent government authorities. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

D. Property, Plant and Equipment

Our corporate headquarters are located in Beijing, China, where we leased office space with an area of approximately 1291.8 square meters as of December 31, 2024. We lease our premises from unrelated third parties under seven operating lease agreements, with expiration dates ranging from October 2025 to December 2027. As of December 31, 2024, we also leased office space in Sichuan province, China, with an area of approximately 485.3 square meters. We also lease office space in Ganzhou, Jiangxi province, the lease of which will expire in December 2027. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers in China. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Item 4A.Unresolved Staff Comments

Not applicable.

Item 5.Operating and Financial Review and Prospects

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

A.   Operating results

Overview

We are a Nasdaq-listed group providing technology-enabled financial and digital services to the ecosystem of MSMEs. We currently generate revenues primarily from wealth management service fees, installment service fees and technical service fees. We earn wealth management service fee from commission on financial products distributed through our platform, which are sold by asset management companies, and from providing brokerage service for insurance companies. We generate installment service fee revenue through the point-of-sale installment payment services that we provide to the users of the business partners’ platforms or the provision of personal and business installment loans to borrowers. We generate technical service fee revenue primarily by providing online credit assessment services. Historically, installment service fees are recognized on a gross basis, with the interest from the borrower recognized as revenue and the corresponding funding cost recognized as cost of revenues. We have not used outsourcing funding since 2022 and not incurred such funding cost since then.

We experienced significant growth in the first three years after we launched our platform in June 2015, until challenges facing the consumer finance industry in the second half of 2018. In 2022, 2023 and 2024, we processed approximately 0.1 million, 0.4 thousand and 0.9 thousand in loan applications, respectively, and facilitated a total of approximately RMB0.2 billion, RMB0.1 billion and RMB107.8 million (US$14.8 million) in loans, respectively. Due to the ongoing challenges from the difficult environment starting the second half of 2018, our revenues had decreased since 2019. We recorded RMB74.6 million in 2022, RMB52.7 million in 2023 and RMB35.1 million (US$4.8 million) in 2024, respectively.

Key Factors Affecting Our Results of Operations

Consumer Finance Market

The consumer finance market in China is subject to economic conditions. Macroeconomic conditions affect consumers’ willingness to incur debt more generally, though not necessarily in a straightforward way. For example, consumers may be willing to incur more debt when they are confident about their future, but they may also feel compelled to incur debt when they suffer a reduction or interruption in their income. Adverse economic conditions would likely cause defaults to increase.

SME Financing Market

The SME Financing Market in China has been developing in recent years, in particular during the COVID-19 pandemic when the SMEs in China were increasingly in need of funds and financial solutions. In addition, the PRC government is in support of the development of SME financing market, deeming it a viable solution for difficulties confronted by the SMEs in China. The use of technology for the provision of financial services, or FinTech, is playing an important role in the complex landscape of SME financing. We commenced offering the SMEs technical services in 2021. Specifically, we utilize our proven “SaaS + Fintech” model as a total solution to accelerate the digitization of SMEs. This model encompasses technology-based credit services and solutions to supporting these SMEs’ manufacturing process and operations. Any adverse changes in the economic conditions in the PRC, however, may cause defaults by SMEs to increase.

Ability to Collaborate with Business Partners

The growth of our business will depend in part on our ability to expand into new verticals and increase penetration in existing verticals to increase the number of our business partners, in particular business partners with large user bases. Historically, we acquired substantially all of our users through our business partners, not only the users who borrow point-of-sale installment loans when buying goods or services from our business partners but also the users who borrow personal installment loans. Whether and how quickly we can acquire new business partners, especially business partners with large user bases, and whether the new business partners come from new or existing verticals, will have a significant impact on the rate of growth of our revenues.

The growth of our business will depend on our ability to seek sufficient funding sources for the loans that we facilitate. We are likely to need more capital as we acquire additional financial partners, expand our business in both domestic and international markets, and explore other funding product types.

Ability to Manage Risk

We offer risk management solutions to our partners, including both anti-fraud and risk-based pricing capabilities. If we are unable to prevent fraud or price risk properly, our partners may choose not to continue to use our solutions and we may find it difficult to attract new partners. Furthermore, while part of our business is to connect business and financial partners and enable them to provide financial services to end users, we do provide business installment loans directly to borrowers and bear credit risk under most of our funding arrangements even though we are not the funding source. We generally enjoy a larger proportion of the profits when we bear credit risk, but if our risk management capabilities are not effective, we may suffer higher-than-expected losses. Therefore, we must continually improve our risk management and risk-based pricing capability.

Margin Contribution and Product Mix

Our gross margin for point-of-sale lending solutions has historically been lower compared to the gross margin for our personal installment loans. The relatively low fees we charge for point-of-sale lending solutions are an inducement for business partners to share traffic with us. Our success in attracting users of point-of-sale installment loans to borrow personal installment loans or to engage in other transactions that we facilitate will play a significant role in our ability to achieve profitability. In addition, our success in further diversifying our product mix and generating revenues from wealth management and other products will further increase our growth potential. However, if we cannot manage our product mix to continue to attract new users while simultaneously maintaining or improving our overall gross margins by cross-selling other services to our users, our overall margin and may not trend higher as expected and our ability to achieve profitability may be negatively affected.

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

Impact of COVID-19

During the outbreak of COVID-19 pandemic from the end of 2019 to early 2023, our business operations was materially and adversely affected. As a result of the pandemic and a series of challenges we encountered, including temporarily closing our offices, facilitating remote working arrangements for our employees and cancelling business meetings and travel, our loan volume in 2022 decreased by 75.4% compared with 2021. In response to the pandemic, we strategically changed our focus to small and medium size enterprise lending and experienced 49.5% decrease in loan volume in 2023, as compared to 2022. In 2024, as the impact of COVID-19 subsided, and our loan volume rebounded by approximately 5.8%.

Funding Sources and Credit Risk

Our goal is to act as a financial solutions provider with minimal credit risk associated with the loan products we facilitate. Before 2018, we bore minimal credit risk for these loans. However, due to unfavorable market conditions in China, we began sharing credit risks for off-balance-sheet loans with select financial partners in 2018. For off-balance-sheet loans that we provided financial guarantee, we recorded financial guarantee liabilities. See “—Off-Balance Sheet Commitments and Arrangements” for more details.

Starting in 2020, in line with our strategic shift, we significantly reduced our technical services using a risk-sharing model, which led to lower credit risk (excluding the impact of COVID-19). We ceased facilitating offline personal installment loans in the fourth quarter of 2018 and online personal installment loans in the second quarter of 2022. In April 2022, we ceased onboarding new loan facilitation customers and currently only serve existing loan facilitation customers.

Since 2022, we transitioned our business focus from loan facilitation business as a financial solutions provider to directly providing technology enabled financial and digital services to MSME ecosystem. As of this annual report, we no longer maintain contractual relationships with borrowers and financial partners, and instead provide business installment loans with our own funds. As a result, our credit risk exposure is now limited solely to these self-funded business installment loans. We continue to manage our risk profile vigilantly, aiming to improve our asset quality.

The following table presents information about our sources of funds for the year ended December 31, 2024.

	For the Year Ended December 31, 2024
	RMB	US$	%

	(in thousands)
Business installment loans	65,085	8,917	100.0%
- Unsecured general loan and others*(l)	65,085	8,917	100.0%
Total	65,085	8,917	100.0%
(1)	Others include receivables held by Ganzhou Aixin Micro Finance and Minheng using in-house funding.
*	On balance sheet sources.

The financing receivables on our balance sheet are generated primarily from our use of trust arrangements and other structured finance products in 2020. As of December 31, 2024, we had ended the trust arrangement and recorded financing receivables, net, of RMB64.1 million (US$8.8 million) primarily from our own fund. We estimate the loss rate of financing receivables on a pool basis by taking into consideration the historical delinquency rate by vintage, adjusted by correlated industrial and macro-economic factors, and other pertinent information in assessing future performance of the loan portfolio. We monitor the delinquency status by vintage of origination and write off delinquent loans timely when the loans become uncollectible. We had a provision of credit losses related to financing receivables of RMB2.2 million (US$0.3 million) for the year ended December 31, 2024.

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the two tables below.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Total revenues	74,568	52,717	35,142	4,815
Total amount of loans facilitated during the period	201,763	101,910	107,830	14,773
Point-of-sale installment loans	5,639	—	—	—
Personal installment loans	71,654	—	—	—
Business installment loans	124,470	101,910	107,830	14,773
Outstanding balance	95,058	62,217	65,085	8,917
Point-of-sale installment loans	5,192	520	—	—
On-balance sheet	14	50	—	—
Off-balance sheet	5,178	470	—	—
Personal installment loans	3,092	346	—	—
On-balance sheet	105	260	—	—
Off-balance sheet	2,987	86	—	—
Business installment loans	86,774	61,351	65,085	8,917
On-balance sheet	86,774	61,351	65,085	8,917
Net loss	(196,557)	(81,254)	(14,776)	(2,024)
Adjusted net loss (1)	(192,023)	(88,138)	(14,776)	(2,024)
Total operating expenses	(93,412)	(56,219)	(36,404)	(4,987)
Adjusted operating expenses (1)	(88,878)	(63,103)	(36,404)	(4,987)
(1)	Adjusted net loss and adjusted operating expenses are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most comparable GAAP measures, see “Non-GAAP Financial Measures.”

	For the Year Ended December 31,
	2022	2023	2024

	(in thousands)
Cumulative registered users as of the end of the period	52,217	44,547	44,547
Unique borrowers for the period	8	—	—
Unique borrowers of point-of-sale installment loans	3	—	—
Unique borrowers of personal and business installment loans	5	—	—
Number of loans facilitated during the period	14	—	—
Number of point-of-sale installment loans facilitated	9	—	—
Number of personal and business installment loans facilitated	5	—	—

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

The table below sets forth a reconciliation of these non-GAAP financial measures for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(thousand)
Total operating expenses	(93,412)	(56,219)	(36,404)	(4,987)
Add: share-based compensation expenses	4,534	(6,884)	—	—
Adjusted operating expenses	(88,878)	(63,103)	(36,404)	(4,987)
Net loss	(196,557)	(81,254)	(14,776)	(2,024)
Add: share-based compensation expenses	4,534	(6,884)	—	—
Adjusted net loss	(192,023)	(88,138)	(14,776)	(2,024)

Key Components of Results of Operations

Revenues

Our revenues are derived from wealth management service fees and others, installment service fees and technical service fees. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Wealth management service fees and others	8,854	11.8	15,294	29.0	14,515	1,989	41.3
Installment service fees	14,143	19.0	13,494	25.6	13,355	1,830	38.0
Technical service fees	51,571	69.2	23,929	45.4	7,272	996	20.7
Total revenues	74,568	100.0	52,717	100.0	35,142	4,815	100.0

Wealth management service fees primarily consist of subscription fees and management service fees in relation to financial products distributed through our platform and sold by asset management companies. We also earn insurance brokerage service fees by distributing insurance products as a broker to insurance companies. Subscription fees are generally calculated by multiplying subscription amount by a pre-agreed charge rate with asset management companies and are recognized on a gross basis once investors transfer funds to an escrow account and the subscription is successfully processed. Management service fees generally consist of fixed part, calculated by multiplying a pre-agreed rate with management fees charged by the asset management companies based on fund shares we sold, and floated part, determined by the performance of the underlying fund products sold by us. Management service fees are recognized on a gross basis when we receive billing notice from the asset management companies. For insurance brokerage service fees charged to third-party insurance companies, we earn service fees determined as a percentage of premiums paid by the insured. The commission rate is based on the bill provided by the insurance company, and it is also under tight regulation of the China Banking and Insurance Regulatory Commission (“CBIRC”). Brokerage services revenue is recognized on a gross basis when the insurance policy is signed and the premium is collected by insurance company.

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

We generate technical service fee revenue by providing online credit assessment services. We also receive fees contingent on future events, such as penalty fees for early repayments as well as fees for collection services for late payments. Prior to 2018, we bore minimal credit risk for providing technical services. Independent financial solution providers that bear minimal credit risks, such as ourselves, have generally experienced unfavorable market conditions in China. In 2018, we began to share the credit risks for off-balance-sheet loans with select financial partners due to market challenges. Since 2020, in line with our strategic shift towards digital-centric services, we gradually reduced our reliance on technical services that adopted a risk-sharing model, leading to relatively lower credit risk exposure as well as the reduced risk control service fees. Revenues from our risk-sharing model accounted for approximately 18.7%, 2.2% and 3.9% of our technical service fees for the years ended December 31, 2022, 2023 and 2024, respectively.

Cost of Revenues

The following table sets forth our cost of revenues, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues:
Origination and servicing cost	(41,291)	(55.5)	(32,153)	(61.1)	(11,827)	(1,620)	(33.7)
(Provision)/reversal for credit losses	(22,382)	(30.0)	554	1.1	(2,183)	(299)	(6.2)
Recovery of guarantee	1,082	1.5	3,140	6.0	1,170	160	3.3
Funding cost	(22)	(0.0)	(9,732)	(18.5)	—	—	—
Service cost charged by the related party	(75)	(0.1)	—	—	—	—	—
Total cost of revenues	(62,688)	(84.1)	(38,191)	(72.5)	(12,840)	(1,759)	(36.6)

Cost of revenues mainly consists of origination and servicing cost, provision or reversal for credit losses and recovery of guarantee. Origination and servicing cost mainly includes commissions paid to insurance salespersons, data cost related to credit assessments and user acquisition, and payment processing fees. Provision or reversal for credit losses represents credit losses for financing receivables. Recovery of guarantee represents recovery of defaulted loans for which we shared credit risks.

Gross Profit

The following table sets forth our gross loss and profit, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Total revenues	74,568	100.0	52,717	100.0	35,142	4,815	100.0
Cost of revenues	(62,688)	(84.1)	(38,191)	(72.5)	(12,840)	(1,759)	(36.6)
Gross profit	11,880	15.9	14,526	27.5	22,302	3,056	63.4

We offer a range of services with varying profit margins. Our wealth management services typically generate relatively high gross margins while technical services carry comparatively low gross margins. Among our installment services, both personal and business installment loan solutions tend to yield higher margins. However, we do not manage our business with the goal of maximizing the margin of each service individually, since each offering plays a distinct role within our broader business strategy.

Our gross margin was 15.9%, 27.5% and 63.5% for the years ended December 31, 2022, 2023 and 2024, respectively. The significant increase from 2023 to 2024 was primarily driven by a substantial decrease in our origination and servicing costs, attributable to (i) a higher renewal ratio of insurance services, which incur lower commission cost compared to initial policy sales, and (ii) our continued efforts to expand direct insurance sales, lowering overall commission cost.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Sales and marketing expenses	(27,154)	(36.4)	(19,635)	(37.2)	(18,907)	(2,590)	(53.8)
General and administrative expenses	(50,298)	(67.5)	(22,667)	(43.0)	(13,796)	(1,890)	(39.3)
Research and development expenses	(15,960)	(21.4)	(123)	(0.2)	(2,269)	(311)	(6.5)
Impairment loss of long-lived assets	—	—	(13,794)	(26.2)	(1,432)	(196)	(4.1)
Total operating expenses	(93,412)	(125.3)	(56,219)	(106.6)	(36,404)	(4,987)	(103.7)

Sales and marketing expenses

Our sales and marketing expenses consist primarily of salaries and benefits (including share-based compensation) for employees involved in sales and marketing functions, advertising and marketing promotion fees and rental expense. To a lesser extent, our sales and marketing expenses encompass advertising and marketing promotion fees that we pay for brand awareness. We expense all sales and marketing costs as incurred. Our sales and marketing expenses as a percentage of our total revenues increased in 2023 from 2022 and continued to increase in 2024 from 2023, primarily due to a decrease in our total revenues while the percentage of our manpower investment in sales and marketing remained relatively stable, such that our total revenues decreased at a greater pace compared to our sales and marketing expenses.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and benefits (including share-based compensation) and related expenses for employees involved in general corporate functions, including finance, legal and human resources. We also incurred credit losses in 2022, 2023 and 2024 in connection with accounts receivable from customers for technical services and wealth management service, other receivables as well as amounts due from Jimu Group, which are classified under general and administrative expenses. Other general and administrative expenses include rental expenses, professional fees and depreciation expenses of property, plant and equipment related to general and administrative expenses.

Research and development expenses

Our research and development expenses consist primarily of salaries and benefits (including share-based compensation) for employees involved in research and development functions. We expense all research and development costs as incurred. Our research and development expenses increased in 2024 primarily because we did not reverse stock-based compensation expenses as we did in 2023, and increased as a percentage of our total revenues in 2024, as compared to 2023, primarily due to a decrease in our total revenues while we would adjust our manpower investment in research and development according to the change of revenue scale, such that our total revenues decreased at a greater pace compared to our research and development expenses.

Impairment loss of long-lived assets

Impairment loss of long-lived assets, which include property, equipment and software, intangible assets and operating right-of-use assets, was nil, RMB13.8 million and RMB1.4 million (US$0.2 million) in 2022, 2023 and 2024, respectively.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues:
Wealth management service fees and others	8,854	11.9	15,294	29.0	14,515	1,989	41.3
Installment service fees	14,143	19.0	13,494	25.6	13,355	1,830	38.0
Technical service fees	51,571	69.2	23,929	45.4	7,272	996	20.7
Total revenues	74,568	100.0	52,717	100.0	35,142	4,815	100.0

Cost of revenues:
Origination and servicing cost	(41,291)	(55.5)	(32,153)	(61.1)	(11,827)	(1,620)	(33.6)
(Provision)/reversal for credit losses	(22,382)	(30.0)	554	1.1	(2,183)	(299)	(6.2)
Recovery of guarantee	1,082	1.5	3,140	6.0	1,170	160	3.3
Funding cost	(22)	—	(9,732)	(18.5)	—	—	—
Service cost charged by the related party	(75)	(0.1)	—	—	—	—	—
Cost of revenues	(62,688)	(84.1)	(38,191)	(72.5)	(12,840)	(1,759)	(36.5)

Gross profit	11,880	15.9	14,526	27.5	22,302	3,056	63.5

Operating expenses:
Sales and marketing expenses	(27,154)	(36.4)	(19,635)	(37.2)	(18,907)	(2,590)	(53.8)
General and administrative expenses	(50,298)	(67.5)	(22,667)	(43.0)	(13,796)	(1,890)	(39.3)
Research and development expenses	(15,960)	(21.4)	(123)	(0.2)	(2,269)	(311)	(6.5)
Impairment loss of long-lived assets	—	—	(13,794)	(26.2)	(1,432)	(196)	(4.1)
Total operating expenses	(93,412)	(125.3)	(56,219)	(106.6)	(36,404)	(4,987)	(103.7)

Operating loss	(81,532)	(109.4)	(41,693)	(79.1)	(14,102)	(1,931)	(40.2)

Loss from disposal of a subsidiary	(2,176)	(2.9)	(38,883)	(73.8)	—	—	—
Impairment loss of long-term investments	(86,600)	(116.1)	—	—	—	—	—
Interest (expenses)/income, net	(24,138)	(32.4)	(4,470)	(8.5)	112	15	0.3
Other income, net	411	0.6	(10,109)	(19.2)	(101)	(14)	(0.3)
Loss before income tax expense	(194,035)	(260.2)	(95,155)	(180.6)	(14,091)	(1,930)	(40.2)
Income tax expense	(2,522)	(3.4)	13,901	26.4	(685)	(94)	(1.9)
Net loss	(196,557)	(263.6)	(81,254)	(154.2)	(14,776)	(2,024)	(42.1)

Other comprehensive income/(loss)	6,565	8.8	12,328	23.4	(464)	(64)	(1.3)

Total comprehensive loss	(189,992)	(254.8)	(68,926)	(130.8)	(15,240)	(2,088)	(43.4)

Year ended December 31, 2024 compared with year ended December 31, 2023

Revenues

Our total revenue decreased by 33.3% from RMB52.7 million in the year ended December 31, 2023 to RMB35.1 million (US$4.8 million) in the year ended December 31, 2024. This decrease was mainly due to the decrease in risk control service fee included in technical service in 2024.

Wealth management service fees and others. Wealth management service fees and others decreased by 5.1% from RMB15.3 million in the year ended December 31, 2023 to RMB14.5 million (US$2.0 million) in the year ended December 31, 2024. The decrease was primarily due to a decrease in our transaction volume in insurance brokerage business in 2024, resulting in a decrease of approximately RMB2.0 million in commission fees earned from insurance brokerage service; offset by an increase of approximately RMB1.0 million in private fund subscription service fees in relation to the expansion of our private fund services.

Installment service fees. Installment service fees decreased by 1.0% from RMB13.5 million in the year ended December 31, 2023 to RMB13.4 million (US$1.8 million) in the year ended December 31, 2024. The decrease in revenues from installment service fees in 2024 was primarily due to a decrease in point-of-sale loans and personal loans.

Technical service fees. Technical service fees decreased by 69.6% from RMB23.9 million in the year ended December 31, 2023 to RMB7.3 million (US$1.0 million) in the year ended December 31, 2024, primarily due to a decrease in risk assessment service fee in the year ended December 31, 2024 as we shifted business focus towards providing digital-centric services.

Cost of revenues

Cost of revenues decreased by 66.4% from RMB38.2 million in the year ended December 31, 2023 to RMB12.8 million (US$1.8 million) in the year ended December 31, 2024.

Origination and servicing cost. Origination and servicing cost decreased by 63.2% from RMB32.2 million in the year ended December 31, 2023 to RMB11.8 million (US$1.6 million) in the year ended December 31, 2024, primarily due to a decrease of approximately RMB13.4 million in data cost as we shifted business focus towards providing digital-centric services and a decrease of approximately RMB5.3 million in insurance brokerage cost.

Reversal/(Provision) for credit losses. Reversal for credit losses changed from RMB0.6 million in the year ended December 31, 2023 to provision for credit losses of RMB2.2 million (US$0.3 million) in the year ended December 31, 2024. The change in 2024 was primarily attributable to more uncollectable financing receivables from business installment loan borrowers.

Funding cost. Funding cost, consisting primarily of interest expenses, decreased from RMB9.7 million in the year ended December 31, 2023 to nil in the year ended December 31, 2024. This decrease was primarily due to our termination on outsourcing funding services.

Recovery of guarantee. Recovery of guarantee decreased by 62.7% from RMB3.1 million in the year ended December 31, 2023 to RMB1.2 million (US$0.2 million) in the year ended December 31, 2024. This decrease was primarily due to the decrease in recovery of default loans for which we shared credit risks.

Gross profit

Our gross profit increased by 53.5% from RMB14.5 million in the year ended December 31, 2023 to RMB22.3 million (US$3.1 million) in the year ended December 31, 2024. We had a gross margin of 27.5% in the year ended December 31, 2023 and a gross margin of 63.5% in the year ended December 31, 2024. Our gross margin increased in 2024 from 2023, primarily due to decreases in funding cost, data cost and insurance commission cost.

Operating expenses

Total operating expenses decreased by 35.2% from RMB56.2 million in the year ended December 31, 2023 to RMB36.4 million (US$5.0 million) in the year ended December 31, 2024.

Sales and marketing expenses. Sales and marketing expenses decreased by 3.7% from RMB19.6 million in the year ended December 31, 2023 to RMB18.9 million (US$2.6 million) in the year ended December 31, 2024. This decrease was primarily attributable to (i) the decrease of RMB1.9 million (US$0.3 million) in promotion expense; (ii) the decrease of RMB0.6 million (US$0.08 million) in rental cost due to new office with lower rental price in 2024; offset by the increase of RMB2.0 million (US$0.3 million) in stock-based compensation as we incurred no stock-based compensation in 2024, while recognized a reversal of stock-based compensation in 2023.

General and administrative expenses. General and administrative expenses decreased by 39.1% from RMB22.7 million in the year ended December 31, 2023 to RMB13.8 million (US$1.9 million) in the year ended December 31, 2024, primarily attributable to (i) the decrease of RMB4.4million (US$0.6 million) in credit losses for accounts receivable, other receivables and guarantee asset; (ii) the decrease of RMB2.4 million (US$0.3 million) in professional expenses; and (iii) the decrease of RMB1.4 million (US$0.2 million) in staff costs.

Research and development expenses. Research and development expenses increased by 1744.7% from RMB0.1 million in the year ended December 31, 2023 to RMB2.3 million (US$0.3 million) in the year ended December 31, 2024, primarily attributable to reversal of stock-based compensation expenses of RMB2.3 million (US$0.3 million) in 2023 while no reversal of share-based compensation in 2024.

Impairment loss of long-lived assets. Impairment loss of long-lived assets decreased from RMB13.8 million in the year ended December 31, 2023 to RMB1.4 million (US$0.2 million) in the year ended December 31, 2024, primarily because we recorded impairment loss of property, equipment and software of RMB3.9 million and impairment loss of intangible asset of RMB9.9 million recorded in 2023.

Other expenses, net

Loss from disposal of subsidiaries. We recorded loss from disposal of a subsidiary of RMB38.9 million and nil for the years ended December 31, 2023 and 2024, respectively, primarily attributable to the disposal of SCHL Group in 2023.

Interest (expenses)/income, net. We recorded interest expenses, net of RMB4.5 million and interest income, net of RMB0.1 million (US$0.02 million) in 2023 and 2024, respectively. The decrease was primarily attributable to derecognition of convertible loan as the disposal of SCHL group in 2023.

Net Loss

We recorded net loss of RMB81.3 million and RMB14.8 million (US$2.0 million) in the year ended December 31, 2023 and 2024, as a result of the above.

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

Recovery of guarantee. Recover guarantee increased by 190.2% from RMB1.1 million in the year ended December 31, 2022 to RMB3.1 million (US$0.4 million) in the year ended December 31, 2023. This increase was due to collection of default loans in previous years.

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

Australia

During the years ended December 31, 2022, we had subsidiaries incorporated in Australia which were subject to an income tax rate of 30%. We have disposed all of our equity interests in these subsidiaries in 2022.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018, the Ordinance. Under the two-tiered profits tax rate regime, the first HK$2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to profits tax at the rate of 16.5% or 15%, as applicable. Because we did not elect the preferential tax treatment, all of our subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. Our Hong Kong subsidiaries did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2022, 2023 and 2024. Payments of dividends by our Hong Kong subsidiaries to us are therefore not subject to withholding tax in Hong Kong.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increase of 2.0%, decrease of 0.3%, and increase of 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in China in the future.

B.  Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the period presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousand)
Summary Consolidated Cash Flows Data:
Net cash (used in)/provided by operating activities	(10,518)	8,611	(14,899)	(2,042)
Net cash provided by/(used in) investing activities	86,690	35,272	(84)	(11)
Net cash (used in)/provided by financing activities	(57,892)	(257,378)	1,825	250
Effect of exchange rate changes on cash, cash equivalents and restricted cash	13,144	2,793	(399)	(55)
Net increase/(decrease) in cash, cash equivalents and restricted cash	31,424	(210,702)	(13,557)	(1,858)
Cash, cash equivalents and restricted cash at beginning of the period	224,786	256,210	45,508	6,235
Including:
Cash and cash equivalents at beginning of the year	217,901	249,728	40,508	5,550
Restricted cash at beginning of the year	1,468	1,482	—	—
Non-current restricted time deposits at beginning of the year	5,417	5,000	5,000	685
Cash, cash equivalents and restricted cash at end of the year	256,210	45,508	31,951	4,377
Including:
Cash and cash equivalents at end of the year	249,728	40,508	26,951	3,692
Restricted cash at end of the year	1,482	—	—	—
Non-current restricted time deposits at end of the year	5,000	5,000	5,000	685

We experienced net loss of RMB196.6 million, RMB81.3 million and RMB14.8 million (US$2.0 million) for the years ended December 31, 2022, 2023 and 2024. In 2024, we had net cash used in operating activities of RMB14.9 million (US$2.0 million). Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses for the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2024, we had RMB26.9 million (US$3.7 million) in cash and cash equivalents, of which RMB16.5 million (US$2.3 million) was held by our variable interest entities. Our cash and cash equivalents consist of cash on hand and time deposits, held in deposit accounts with banks that are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. As of December 31, 2024, we had RMB64.1 million (US$8.8 million) in financing receivables, net. These financing receivables are mainly related to our business installment loans and remain on our balance sheet until they are paid in full or written off. See “—Funding Sources and Credit Risk.” As of December 31, 2024, we had RMB5.0 million (US$0.7 million) in non-current restricted cash, which primarily represents dedicated funding demanded by the CBIRC for insurance business.

As of December 31, 2024, we had total current liabilities of RMB493.3 million (US$67.6 million), primarily consisting of amounts due to Jimu Group of RMB302.9 million (US$41.5 million) and accrued expenses and other liabilities of RMB163.9 million (US$22.4 million). The amounts due to Jimu Group represent the collections on behalf of Jimu Group, which will be settled after we collect and pass on principal and interest from borrowers to the entity designated by Jimu Group for the purpose of Jimu Box’s online borrower repayments to lenders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transaction—Transactions and Agreements with Jimu Group—Collections on Behalf of Jimu Group” for more details.” RMB139.3 million (US$19.1 million) of our accrued expenses and other liabilities as of December 31, 2024 represented our maximum exposure in connection with the non-controlling interest in the disposed SCHL Group.

To safeguard our liquidity position, we entered into a loan agreement with an independent third party in December 2022, with a principal amount of US$40.0 million bearing an annual simple interest rate of 7% (the “Original Loan Agreement”). Under the Original Loan Agreement, accrued interest is payable on a quarterly basis and all outstanding principal and accrued interest were due on September 30, 2025. We are entitled to disburse the loan in a lump sum or through instalment payments at our discretion. In April 2025, we entered into an amendment to the Original Loan Agreement with such third party, extending the maturity date to September 30, 2027.

We may require additional financing to continue our operations. We have obtained approval of certain lines of credit from third parties. Moreover, from January 1, 2022 onwards, we have taken measures to improve operating efficiency and implement cost reduction. Actions primarily include downsizing staff to cope with the decrease in business volume and revenue, standardizing our finance and operation policies, enhancing internal controls and creating a synergy of our resources. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements. Therefore, we may also decide to enhance our liquidity position or increase our cash reserve through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain additional capital when desired, on favorable terms or at all.”

In utilizing the proceeds from any of our offshore financing, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and
●	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

As of December 31, 2024, almost all of our cash and cash equivalents was denominated in Renminbi and held at banks in China, except US$4.5 thousand was denominated in U.S. dollars and held at banks located in or outside of China. Substantially all of our future revenues are likely to be in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. See “Item 4. Information on the Company B. Business Overview—Regulations—Regulations Related to Foreign Currency Exchange.”

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was RMB14.9 million (US$2.0 million), as compared to a net loss of RMB14.8 million (US$2.0 million) adjusted by provision for credit loss of RMB4.8 million (US$0.7 million) and impairment loss of long-term assets of RMB1.4 million (US$0.2 million). The difference between our net loss and our net cash used in operating activities was primarily attributable to an increase of RMB4.8 million (US$0.7 million) in financing receivables, an increase of RMB2.9 million (US$0.4 million) in accounts receivable, a decrease of RMB1.1 million (US$0.1 million) in operating lease liabilities and a decrease of RMB1.9 million (US$0.3 million) in accrued expenses and other liabilities; offset by an increase of RMB3.5 million (US$0.5 million) in amounts due to related parties.

Net cash provided by operating activities for the year ended December 31, 2023 was RMB8.6 million, as compared to a net loss of RMB81.3 million adjusted by reversal of share-based compensation of RMB6.9 million, impairment loss of long-lived assets of RMB13.8 million, provision for credit loss of RMB6.6 million, loss from disposal of subsidiaries of RMB38.9 million and release of unrecognized tax position of RMB12.3 million. The difference between our net loss and our net cash provided by operating activities was primarily attributable to a decrease of RMB6.9 million in financial guarantee liabilities; offset by a decreased of RMB26.2 million in financing receivables, a decrease of RMB6.9 million in financial guarantee assets, a decrease of RMB9.6 million in accounts receivable and a decrease of RMB7.9 million in prepayments and other current asset.

Net cash used in operating activities for the year ended December 31, 2022 was RMB10.5 million, as compared to a net loss of RMB196.6 million adjusted by depreciation and amortization of RMB5.6 million, share-based compensation of RMB4.5 million, provision for doubtful accounts and credit losses of RMB35.3 million and impairment loss on long-term investment of RMB86.6 million. The difference between our net loss and our net cash used in operating activities was primarily attributable to an increase of RMB3.3 million in financing receivables and a decrease of RMB6.8 million in financial guarantee liabilities; offset by a decrease of RMB19.4 million in prepayments and other current assets, a decrease of RMB6.8 million in financial guarantee assets, a decrease of RMB15.5 million in accounts receivable, an increase of RMB4.2 million in amounts due to related parties, an increase of RMB7.6 million in tax payable and an increase of RMB4.4 million in accrued expenses and other liabilities. Our amounts due to related parties mainly arose from collecting principal and interests from borrowers on behalf of Jimu Group. See “Item 7. Major Shareholders and Related Party Transactions—Transactions and Agreements with Jimu Group.”

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was RMB0.1 million (US$11 thousand), mainly consisting of RMB0.1 million (US$0.01 million) purchase of property, equipment and software.

Net cash provided by investing activities for the year ended December 31, 2023 was RMB35.3 million, mainly consisting RMB35.0 million proceeds from disposal of long-term investment.

Net cash provided by investing activities for the year ended December 31, 2022 was RMB86.7 million, consisting primarily of RMB141.8 million in collection of principal on financing receivables, RMB100.0 million in cash return of prepayment of intent acquisition and RMB2.0 million proceeds from long-term investment transaction, offset by RMB156.5 million in financing receivables facilitated and RMB1.0 million purchase of short-term investment. We record and collect significant volumes of financing receivables primarily in connection with the point-of-sale installment loans that we facilitate.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024 was RMB1.8 million (US$0.3 million), consisting primarily of RMB1.8 million (US$0.3 million) in loan received from third parties.

Net cash used in financing activities for the year ended December 31, 2023 was RMB257.4 million, consisting primarily of RMB239.6 million in repayment of long-term loan and RMB45.6 in repayment of convertible loan, offset by RMB27.8 million proceeds received from issuance of ordinary shares.

Net cash used in financing activities for the year ended December 31, 2022 was RMB57.9 million, consisting primarily of RMB306.0 million in repayment of convertible loan, partially offset by RMB229.1 million loan received from third parties and RMB19.0 million proceeds from issuance of convertible loans.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property, equipment and software. Historically, the amount of our capital expenditures has been small. Our capital expenditures were RMB35.5 thousand in 2022, RMB0.7 million in 2023 and RMB88.0 thousand (US$12.1 thousand) in 2024. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Off-Balance Sheet Commitments and Arrangements

We historically have provided financial guarantees through our subsidiaries or variable interest entities for loans that we facilitated with certain financial partners. In 2018, the only such arrangements that were not recorded on our balance sheet were with Guotou Micro Lending Company, a wholly owned subsidiary of China National Investment and Guaranty Corporation. The purpose of these arrangements was to induce Guotou Micro Lending Company to provide funding for loans that we facilitated. The revenue we generated from the facilitation of loans funded by Guotou Micro Lending Company in 2022, 2023 and 2024 was RMB0.4 million, RMB0.2 million and nil, respectively, and release of financial guarantee liabilities in 2022, 2023 and 2024 was RMB0.03 million, nil and nil, respectively.

Starting in 2019, Jimu Group has required that we provide financial guarantees for the loans we facilitate that are funded through Jimu Box, the online consumer finance platform operated by Jimu Group. The guarantee only covers those loans that are not recorded on our balance sheet. Jimu Box used to be the single largest funding source for loans facilitated through our platform, but our dependence on Jimu has decreased since 2017 with the diversification of our funding sources. Jimu Box was the funding source for 0.3%, 0.4% and nil of the outstanding loans as of December 31, 2022, 2023 and 2024, respectively. Funding from Jimu Box decreased significantly in 2019. Funding from Jimu Box has further decreased since Jimu Group announced its exit from the online lending platform business in February 2020. We did not have any further funding from Jimu Box since February 15, 2020.

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

Contractual Obligations

We did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

C.  Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.  Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and accompanying footnotes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.

When reading our financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include revenue recognition. See “Note 2 — Summary of Significant Accounting Policies” to our financial statements for the disclosure of these accounting policies.

Item 6.Directors, Senior Management and Employees

A.  Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zexiong Huang	39	Director, Chief Executive Officer
Xin Yang	43	Chief Financial Officer
Jun Dong	48	Chairman of the Board of Directors
Chao Chen	43	Director
Tixin Li	51	Director
Sen Lin	49	Independent Director
Eun Jung Shin	43	Independent Director
Dawei Chen	51	Independent Director

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

Mr. Xin Yang has served as our chief financial officer since December 29, 2023. Mr. Yang has 20 years of experience in accounting and financial management. Prior to joining us, Mr. Yang served as chief financial officer at Shenzhen Longchengfa Technology Co., Ltd. from October 2021 to December 2023.Mr. Yang received his bachelor’s degree from Central University of Finance and Economics in 2004.

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

B.   Compensation

For the year ended December 31, 2024, we paid an aggregate of approximately RMB1.2 million (US$0.2 million) in cash and benefits to our executive officers. We paid our non-executive directors an aggregate of US$64,536 during the same period. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentives

2017 Share Incentive Plan

We adopted a share incentive plan in December 2017, which we refer to as our First Plan, to promote the success of our company and interests of our shareholders by providing a means through which we could grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of our shareholders generally. Under our First Plan, the maximum aggregate number of shares which may be issued pursuant to awards is 45,270,697. Options to purchase a total of 44,109,105 ordinary shares were granted under our First Plan. Following the adoption of the Second Plan as described below, we had ceased to grant new awards under the First Plan, and these outstanding grants were assumed under the Second Plan and are being administered pursuant to the Second Plan.

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

2018 Share Incentive Plan

In July 2018, our shareholders and board of directors adopted another share incentive plan, which we refer to as our Second Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Our board of directors approved an amendment to the Second Plan in April 2025. Under our Second Plan, as amended, the maximum aggregate number of shares which may be issued pursuant to all awards under our Second Plan is initially 47,017,541, plus an annual increase on January 1 of each year commencing on January 1, 2026 and ending on the end of the term of our Second Plan, by an amount equal to 2% of the total number of shares issued and outstanding on December 31 of the preceding year. As of March 31, 2025, the maximum aggregate number of shares which may be issued pursuant to awards granted under the Second Plan was 47,017,541 (excluding the number of shares assumed from the First Plan). As of the same date, options to purchase 4,889,465 ordinary shares were outstanding.

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

The following table summarizes, as of March 31, 2025, the options issued under our share incentive plans to our directors, executive officers and other grantees.

	Ordinary
	Shares
	Underlying	Exercise
	Options	Price		Date of
Name	Awarded	($/Share)	Date of Grant	Expiration
Jun Dong	*	0.000125	July 1, 2018	July 1, 2028
Other grantees	54,358,674	0.000125	July 1, 2015 through July 1, 2018	July 1, 2025 through July 1, 2028
*	Less than 1% of our total outstanding shares.

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

Compensation Committee. Our compensation committee consists of Mr. Sen Lin, Ms. Eun Jung Shin and Mr. Dawei Chen, and is chaired by Ms. Shin. Mr. Lin, Ms. Shin and Mr. Chen each satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

D.   Employees

As of December 31, 2024, we had 78 employees, which included 47 in Beijing, two in Shenzhen, 24 in Sichuan, three in Jiangxi and two in Yunnan. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

	As of December 31, 2024
		% of Total
	Number	Employees
Functions:
Research and development	13	16.7
Risk management	22	28.2
Business & Marketing Development	25	32.0
General and administrative	18	23.1
Total number of employees	78	100.0

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

E.   Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2025 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our shares.

The calculations in the table below are based on 558,178,593 ordinary shares outstanding as of March 31, 2025, comprising of (i) 507,239,073 Class A ordinary shares, and (ii) 50,939,520 Class B ordinary shares.

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

	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership	Power†
Directors and Executive Officers:*
Zexiong Huang	—	—	—	—	—
Xin Yang	—	—	—	—	—
Jun Dong(1)	1,560,000	35,240,606	36,800,606	6.6	41.7
Chao Chen	—	—	—	—	—
Tixin Li(2)	—	—	—	—	—
Sen Lin(3)	—	—	—	—	—
Eun Jung Shin(4)	—	—	—	—	—
Dawei Chen(5)	—	—	—	—	—
All directors and executive officers as a group	1,560,000	35,240,606	36,800,606	6.6	41.7
Principal Shareholders:
Flamel Enterprises Ltd.(1)	—	18,448,795	18,448,795	3.3	21.8
Genius Hub Limited(1)	—	16,791,811	16,791,811	3.0	19.8
Wise Plus Limited(6)	—	15,698,914	15,698,914	2.8	18.5
Tadpole Investing Carnival Limited(7)	105,000,000	—	105,000,000	18.8	8.3
Linkto Tech Limited(8)	98,000,000	—	98,000,000	17.6	7.7
Beansprouts Ltd.(9)	43,220,529	—	43,220,529	7.7	3.4

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

*

Except for Mr. Tixin Li, Ms. Eun Jung Shin, Mr. Sen Lin and Mr. Dawei Chen, the business address for our directors and executive officers is 4/F, Vanke Times Center, Chaoyang Road, Chaoyang District, Beijing, People’s Republic of China.

**	Less than 1% of our total outstanding shares.
(1)	Represents (i) 18,448,795 Class B ordinary shares directly held by Flamel Enterprises Ltd, (ii) 16,791,811 Class B ordinary shares directly held by Genius Hub Limited and (iii) 1,560,000 Class A ordinary shares that Mr. Dong has the right to acquire upon exercise of option. Mr. Jun Dong is the sole shareholder and the sole director of Flamel Enterprises Ltd. The registered office address of Flamel Enterprises Ltd. is Tortola Pier Park, Building 1, Second Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Genius Hub Limited is wholly owned and controlled by Coastal Hero Limited, a company incorporated under the laws of the British Virgin Islands. Coastal Hero Limited is controlled by Genesis Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Dong is the settlor of Genesis Trust, and Mr. Dong and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Dong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Genius Hub Limited in our company, and the options we granted to Mr. Dong to purchase 1,560,000 ordinary shares of our company.
(2)	The business address of Mr. Tixin Li is 1215, Fuli Yingfeng building, No. 2, Huaqiang Road, Zhujiang New Town, Guangzhou, Guangdong, China. Mr. Li was appointed on January 28, 2022 as a new member of the Board of our company to fill in the vacancy created by Mr. Wei’s resignation.

(3)	The business address of Mr. Sen Lin is 9F, Block 3, Helen’s Garden Phase 3, Gongye 7 Road, Nanshan District, Shenzhen, Guangdong, China.
(4)	The business address of Ms. Eun Jung Shin is 101-2201, 91 Marine City, Ro Haeundae-gu, Busan, South Korea.
(5)	The business address of Mr. Dawei Chen is 1705, 9#, Phase5, Vanko Diwuyuan, Shenzhen, China.
(6)	Represents 15,698,914 Class B ordinary shares held by Mr. Wei Wei through Wise Plus Limited, a company incorporated under the laws of British Virgin Islands. The registered office address of Wise Plus Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Wise Plus Limited is wholly owned and controlled by Beyond Mountain Holdings Limited, a company established under the laws of the British Virgin Islands. Beyond Mountain Holdings Limited is controlled by Beyond Mountain Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Wei is the settlor of Beyond Mountain Trust, and Mr. Wei and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wei has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Wise Plus Limited in our company. Mr. Wei Wei ceased to be our director on January 26, 2022, but continues to be an employee of ours.
(7)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on March 16, 2023. Represents 105,000,000 Class A ordinary shares directly held by Tadpole Investing Carnival Limited, a company incorporated under the laws of British Virgin Islands. Tadpole Investing Carnival Limited is beneficially owned and controlled by Yechen Gan.
(8)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on March 16, 2023. Represents 98,000,000 Class A ordinary shares directly held by Linkto Tech Limited, a company incorporated under the laws of Hong Kong. Linkto Tech Limited is beneficially owned and controlled by YuanLan Gao.
(9)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 11, 2022. Represents (i) 1,084,986 Class A ordinary shares held by Mandra iBase Limited, a company incorporated under the laws of British Virgin Islands, 14,280,147 Class A ordinary shares in the form of 2,270,850 ADSs held by Mandra iBase Limited, and approximately 26,417,753 Class A ordinary shares which may be purchased by Mandra iBase Limited through the exercise of a warrant pursuant to a warrant agreement entered into between Mandra iBase Limited and us, (ii) 1 Class A ordinary share directly held by Woo Foong Hong Limited, and (iii) 2,818,907 Class A ordinary shares in the form of 402,701 ADSs held by Mandra Mirabilite Limited. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., and Woo Foong Hong Limited is 51% held by Beansprouts Ltd. Beansprouts Ltd. is owned by Bing How Mui and Song Yi Zhang, and each of them holds 50% of the issued and outstanding share capital of Beansprouts Ltd. The registered address of Mandra iBase Limited is 3rd Floor, J&C Building, P.O. Box 933, Road Town, Tortola, British Virgin Islands, VG1110.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to fifteen votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering.

To our knowledge, as of March 31, 2025, a total of 238,629,678 Class A ordinary shares, representing approximately 42.75% of our total outstanding ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the Depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Item 7.Major Shareholders and Related Party Transactions

A.   Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.   Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.”

Transactions and Agreements with Jimu Group

We and Jimu Group have a certain degree of overlap in shareholders, and we and Jimu Group’s holding company share two board members until August 2020 and one board member since January 2021. Jimu Group was also our largest single funding partner from 2016 to 2018.

Collections on Behalf of Jimu Group

We have acted as a business counterparty with Jimu Group including loan borrower referrals and collection channel. For purpose of repayments to Jimu Box’s online platform lenders, the repayments from borrowers in connection with the remaining loans funded by Jimu Box has been collected through us and repaid to Jimu Box’s online lenders through custody bank account of Jimu Group. As the custody bank account of Jimu Group established for online lending platform business has been frozen following its insolvency and exit from online lending platform business in February 2020, in order to facilitate Jimu Box’s platform unwinding plan, we entered into an agreement with Jimu Group, under which we are obligated to transfer principal and interest collected from the borrowers to the party designed by Jimu Group for purpose of Jimu Box’s online borrowers repayment to lenders. In September 2020, we paid RMB100.0 million to the party designated by Jimu Group according to the agreement and plan to do so for all collected amount of related loans. As of December 31, 2024, we had RMB302.9 million (US$41.5 million) due to Jimu Group. During the year ended December 31, 2024, the collection received by us from borrowers was RMB4.0 million, resulting in an increase in the amount due to Jimu Group.

Transactions with Jimu Group

Previously, both we and Jimu Group carried out our businesses under our predecessor, Jimu Holdings Limited, formerly known as Pintec Holdings Limited. The table below sets forth our transactions with Jimu Group for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
(i) Transactions recorded through statement of operations and comprehensive loss
- Cost and expenses allocated from the related party	65	—	—
- Service cost charged by the related party	75	—	—
- Technical service fees charged to Shenzhen Xiaogang	9,935	6,696	—
(ii) Operating transactions
- Share-based compensation awards to employees of the related party	1,967	—	—
- Collecting principal and interests from borrowers on behalf of the related party	4,089	4,422	3,986
(iii) Financing/Investing transactions
- Net cash advances from the related party	286	232	—

As of December 31, 2022, RMB878.6 million due from Jimu Group and RMB294.2 million due to Jimu Group; as of December 31, 2023, RMB846.7 million due from Jimu Group and RMB298.8 million due to Jimu Group; and as of December 31, 2024, RMB850.5 million (US$116.5 million) due from Jimu Group and RMB302.9 million (US$41.5 million) due to Jimu Group. All amounts due from Jimu Group as of December 31, 2022, 2023 and 2024 were impaired since Jimu Group announced its insolvency exit from the online lending platform business pursuant to relevant regulations, and there are significant outstanding balances on its platform unpaid to investors, which have priority over any other debts, including the balance due to us. For the year ended December 31, 2024, the current amounts due from Jimu Group increased by RMB3.9 million (US$0.5 million), which was primarily due to change of foreign exchange rate. We made a provision of RMB0.2 million (US$24.4 thousand) for the year ended December 31, 2024.

Employment Agreements and Indemnification Agreements

See “Item 6—Directors, Senior Management and Employees—B. Compensation”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation”

C.   Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

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

On October 8, 2023, Minheng filed a Civil Complaint to the Court against four defendants. The complaint requested the defendants to compensate Minheng’s factoring fees in the amount of RMB22,587,700 (approximately US$3.2 million), together with interests and penalty interests from June 23, 2021 to the date of full repayment (temporarily calculated to September 23, 2023) in the amount of RMB11,223,576.5 (approximately US$1.6 million). The hearing was held on March 28, 2025 and the judgment is pending as of the date of this annual report. The litigation process may divert management’s attention from the day-to-day operations of our company and the results of the litigation and claims cannot be predicted with certainty. If we lose in the case, we may not be able to recover the factoring fees with the interests and penalty interests. In addition, even if we ultimately succeed in our claims, there may be difficulties in the execution and negative publicity attached to such execution, which may materially and adversely affect our reputation and brand names.

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

Item 9.The Offer and Listing

A.	Offering and Listing Details

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Passive Foreign Investment Company Considerations

Anon-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such taxable year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets.

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

We believe our income from and assets used in the installment-sale business are treated as passive under the PFIC provisions. Based on our current income and assets and the value of our ADSs, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2024. Accordingly, U.S. Holders should consult their tax advisors regarding the advisability of making a mark-to-market election (as described below under “—Passive Foreign Investment Company Rules”). Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may continue to be classified as a PFIC for our taxable year ending December 31, 2025 or future taxable years. Under circumstances where revenues from our installment-sale business or other activities that produce passive income increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending December 31, 2025 and in future taxable years.

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

Individuals and certain other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs or ordinary shares, provided that certain conditions are satisfied, including that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the U.S.-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period requirements are met. Our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and we believe that our ADSs should qualify as readily tradable, although there can be no assurances in this regard. Because we do not expect our ordinary shares will be listed on an established securities market, we do not expect that the dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for such reduced tax rates, unless we are deemed to be a PRC resident enterprise (as described above) and are eligible for the benefits of the Treaty. Assuming we are eligible for such benefits and the other requirements are met, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income. As discussed above under “—Passive Foreign Investment Company Considerations,” however, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2024. Accordingly, we do not expect that dividends paid on our ADSs or ordinary shares will meet the conditions required for such reduced tax rates.

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

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increase of 2.0%, decrease of 0.3% and increase of 0.2%, respectively. Although we have not been materially affected by inflation in recent years, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

The Depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. the Depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the Depositary collects from investors. In 2024, we did not incur any expenses in connection with investor relationship program and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and acting chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and acting chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024.

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

Internal Control over Financial Reporting

Prior to our initial public offering in October 2018, we were a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

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

	For the Year Ended
	December 31,
	2022	2023	2024

	(in US$thousands)
Audit fees(1)	400	320	210
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	—	—	—
(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.
(2)	“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed for permissible services to review and comment on the design of internal control over financial reporting rendered by our principal auditors.
(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in footnotes (1) through (3).

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

Item 16I.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

Not applicable.

Item 16J.   Insider Trading Policies

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is incorporated herein by reference to Exhibit 19.1 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024.

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

4.1

2017 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.2

Amended and Restated 2018 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-38712) filed with the SEC on April 14, 2025)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

4.5

English translation of the Intellectual Property License Agreement by and among Shanghai Anquying Technology Co., Ltd., Ganzhou Aixin Network Micro Finance Co., Ltd., Qilehui Credit Information Co., Ltd., Ganzhou Dumiao Intelligence Technology Co., Ltd., Myfin Insurance Broker Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd., Pintec (Beijing) Technology Co., Ltd., Sky City (Beijing) Technology Co., Ltd. and Xuanji Intelligence (Beijing) Technology Co., Ltd. dated April 30, 2020 (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 28, 2022)

4.6

English translation of Exclusive Business Cooperation Agreement between Aixin Times (Chengdu) Enterprise Management Co., Ltd and Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated May 26, 2023 (incorporated herein by reference to Exhibit 5.1 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

Exhibit Number	Description of Document
4.7

English translation of Exclusive Option Agreement among Aixin Times (Chengdu) Enterprise Management Co., Ltd, Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) and shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated May 26, 2023 (incorporated herein by reference to Exhibit 5.2 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.8

English translation of Equity Pledge Agreement among Aixin Times (Chengdu) Enterprise Management Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.), Han Xingding, Li Tixin and shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated May 26, 2023 (incorporated herein by reference to Exhibit 5.3 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.9

English translation of the Power of Attorney of the shareholders of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.) dated May 26, 2023 (incorporated herein by reference to Exhibit 5.4 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.10

English translation of the Letter of Spousal Consent issued by the spouse of Li Tixin, a shareholder of Anquying (Tianjin) Technology Co., Ltd. (formerly known as Anquying (Tianjin) Business Information Consulting Co., Ltd.), dated May 26, 2023 (incorporated herein by reference to Exhibit 5.5 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.11

English translation of Exclusive Business Cooperation Agreement between Aixin Times (Beijing) Enterprise Management Co., Ltd. and Pintec Jinke (Beijing) Technology Information Co., Ltd. dated May 26, 2023 (incorporated herein by reference to Exhibit 5.7 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.12

English translation of Exclusive Option Agreement among Aixin Times (Beijing) Enterprise Management Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated May 26, 2023 (incorporated herein by reference to Exhibit 5.8 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.13

English translation of Equity Pledge Agreement among Aixin Times (Beijing) Enterprise Management Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated May 26, 2023 (incorporated herein by reference to Exhibit 5.9 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.14

English translation of the Power of Attorney by Lang Jun, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated May 26, 2023 (incorporated herein by reference to Exhibit 5.10 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.15

English translation of the Power of Attorney by Zhu Yin, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd. dated May 26, 2023 (incorporated herein by reference to Exhibit 5.11 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.16

English translation of the Letter of Spousal Consent issued by the spouse of Lang Jun, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd., dated May 26, 2023 (incorporated herein by reference to Exhibit 5.12 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.17

English translation of the Letter of Spousal Consent issued by the spouse of Zhu Yin, a shareholder of Pintec Jinke (Beijing) Technology Information Co., Ltd., dated May 26, 2023 (incorporated herein by reference to Exhibit 5.13 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

Exhibit Number	Description of Document
4.18

English translation of Exclusive Business Cooperation Agreement between Aixin Times (Beijing) Enterprise Management Co., Ltd. and Beijing Hongdian Fund Distributor Co., Ltd. dated May 26, 2023 (incorporated herein by reference to Exhibit 5.15 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.19

English translation of Exclusive Option Agreement among Aixin Times (Beijing) Enterprise Management Co., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. Dated May 26, 2023 (incorporated herein by reference to Exhibit 5.16 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.20

English translation of Equity Pledge Agreement among Aixin Times (Beijing) Enterprise Management Co., Beijing Hongdian Fund Distributor Co., Ltd. and shareholders of Beijing Hongdian Fund Distributor Co., Ltd. dated May 26, 2023. (incorporated herein by reference to Exhibit 5.17 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.21

English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Hongdian Fund Distributor Co., Ltd. dated May 26, 2023 (incorporated herein by reference to Exhibit 5.18 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.22

English translation of the Power of Attorney by Beijing Xinshun Dingye Technology Co., Ltd., a shareholder of Beijing Hongdian Fund Distributor Co., Ltd. dated May 26, 2023 (incorporated herein by reference to Exhibit 5.19 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.23

English translation of the Letter of Spousal Consent issued by the spouse of Wei Hu, a shareholder of Beijing Hongdian Fund Distributor Co., Ltd., dated May 26, 2023 (incorporated herein by reference to Exhibit 5.20 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.24

English translation of Exclusive Business Cooperation Agreement between Aixin Times (Beijing) Enterprise Management Co., Ltd. and Beijing Xinshun Dingye Technology Co., Ltd. dated May 26, 2023 (incorporated herein by reference to Exhibit 5.22 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.25

English translation of Exclusive Option Agreement among Aixin Times (Beijing) Enterprise Management Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated May 26, 2023 (incorporated herein by reference to Exhibit 5.23 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.26

English translation of Equity Pledge Agreement among Aixin Times (Beijing) Enterprise Management Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and shareholders of Beijing Xinshun Dingye Technology Co., Ltd. dated May 26, 2023 (incorporated herein by reference to Exhibit 5.24 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.27

English translation of the Power of Attorney by Wei Hu, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated May 26, 2023 (incorporated herein by reference to Exhibit 5.25 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.28

English translation of the Power of Attorney by Yudong Zheng, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated May 26, 2023 (incorporated herein by reference to Exhibit 5.26 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

4.29

English translation of Letter of Spousal Consent issued by the spouse of Wei Hu, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated May 26, 2023 (incorporated herein by reference to Exhibit 5.27 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

Exhibit Number	Description of Document
4.30

English translation of Letter of Spousal Consent issued by the spouse of Yudong Zheng, a shareholder of Beijing Xinshun Dingye Technology Co., Ltd., dated May 26, 2023 (incorporated herein by reference to Exhibit 5.28 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

11.2

Material Nonpublic Information and Prohibition of Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Shihui Partners

15.2*	Consent of Travers Thorp Alberga

15.3*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm

97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pintec Technology Holdings Limited

By:	/s/ Zexiong Huang
Name:	Zexiong Huang
Title:	Chief Executive Officer

Date: April 17, 2025

Pintec Technology Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Pintec Technology Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pintec Technology Holdings Limited (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive loss, changes in deficit and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 (e), the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 (e). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2019.

Beijing, the People’s Republic of China

April 17, 2025

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(RMB and US$ in thousands, except for share and per share data, or otherwise noted)

	As of December, 31
	2023	2024	2024
	RMB	RMB	US$Note 2 (e)
ASSETS
Current assets:
Cash and cash equivalents	40,508	26,951	3,692
Short-term financing receivables, net	61,467	62,476	8,559
Short-term financial guarantee assets, net	43	—	—
Accounts receivable, net	1,569	3,442	472
Prepayments and other current assets, net	4,605	1,609	221
Amounts due from related parties, net	5	—	—
Total current assets	108,197	94,478	12,944
Non-current assets:
Non-current restricted cash	5,000	5,000	685
Long-term financing receivables	—	1,625	223
Operating lease right-of-use assets	—	1,790	245
Other non-current assets	—	547	75
Total non-current assets	5,000	8,962	1,228
TOTAL ASSETS	113,197	103,440	14,172
LIABILITIES
Current liabilities:
Accounts payable (including amounts of the consolidated VIEs of RMB4,437 and RMB2,454, respectively)	4,977	4,094	561
Short-term borrowings (including amounts of the consolidated VIEs of nil and nil, respectively)	—	1,825	250
Amounts due to related parties, current (including amounts of the consolidated VIEs of RMB299,346 and RMB302,893 respectively)	299,346	302,893	41,496
Tax payable (including amounts of consolidated VIEs of RMB18,822 and RMB18,748, respectively)	18,857	18,924	2,593
Financial guarantee liabilities (including amounts of consolidated VIEs of RMB43 and nil, respectively)	43	—	—
Accrued expenses and other liabilities (including amounts of consolidated VIEs of RMB22,532 and RMB21,289, respectively)	165,072	163,861	22,449
Operating lease liabilities, current (including amounts of consolidated VIEs of nil and RMB1,658, respectively)	—	1,658	227
Total current liabilities	488,295	493,255	67,576
Non-current liabilities:
Other non-current liabilities	4,781	4,106	563
Operating lease liabilities, non-current (including amounts of consolidated VIEs of nil and RMB1,198, respectively)	—	1,198	164
Total non-current liabilities	4,781	5,304	727
TOTAL LIABILITIES	493,076	498,559	68,303
Commitments and contingencies (Note 19)
SHAREHOLDERS’ DEFICIT
Class A Ordinary Shares (US$ 0.000125 par value per share; 1,750,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 503,747,680 shares outstanding as of December 31, 2023 and 2024, respectively)	454	454	62
Class B Ordinary Shares (US$ 0.000125 par value per share; 250,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 50,939,520 shares outstanding as of December 31, 2023 and 2024, respectively)	42	42	6
Additional paid-in capital	2,036,473	2,036,473	278,996
Statutory reserves	9,006	9,288	1,272
Accumulated other comprehensive income	73,607	73,143	10,021
Accumulated deficit	(2,512,537)	(2,528,273)	(346,372)
Total shareholders’ deficit	(392,955)	(408,873)	(56,015)
Non-controlling interests	13,076	13,754	1,884
TOTAL DEFICIT	(379,879)	(395,119)	(54,131)
TOTAL LIABILITIES AND DEFICIT	113,197	103,440	14,172

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(RMB and US$ in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$Note 2 (e)
Revenues:
Technical service fees	51,571	23,929	7,272	996
Installment service fees	14,143	13,494	13,355	1,830
Wealth management service fees and others	8,854	15,294	14,515	1,989
Total revenues	74,568	52,717	35,142	4,815
Cost of revenues:
Funding cost	(22)	(9,732)	-	-
Reversal/(Provision) for credit losses	(22,382)	554	(2,187)	(299)
Origination and servicing cost	(41,291)	(32,153)	(11,823)	(1,620)
Recovery of guarantee	1,082	3,140	1,170	160
Service cost charged by Jimu Group-related party	(75)	—	-	-
Cost of revenues	(62,688)	(38,191)	(12,840)	(1,759)
Gross profit	11,880	14,526	22,302	3,056
Operating expenses:
Sales and marketing expenses	(27,154)	(19,635)	(18,907)	(2,590)
General and administrative expenses	(50,298)	(22,667)	(13,796)	(1,890)
Research and development expenses	(15,960)	(123)	(2,269)	(311)
Impairment loss of long-lived assets	—	(13,794)	(1,432)	(196)
Total operating expenses	(93,412)	(56,219)	(36,404)	(4,987)
Operating loss	(81,532)	(41,693)	(14,102)	(1,931)
Loss from disposal of a subsidiary	(2,176)	(38,883)	—	—
Impairment loss on long-term investments	(86,600)	—	—	—
(Interest expenses)/income, net	(24,138)	(4,470)	112	15
Other income/ (expenses), net	411	(10,109)	(101)	(14)
Loss before income tax expense	(194,035)	(95,155)	(14,091)	(1,930)
Income tax (expenses)/credits	(2,522)	13,901	(685)	(94)
Net loss	(196,557)	(81,254)	(14,776)	(2,024)
Net (loss)/income attributable to non-controlling interest	(6,374)	(2,492)	678	93
Net loss attributable to Pintec Technology Holdings Limited shareholders	(190,183)	(78,762)	(15,454)	(2,117)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	6,565	12,328	(464)	(64)
Total other comprehensive income/(loss)	6,565	12,328	(464)	(64)
Total comprehensive loss	(189,992)	(68,926)	(15,240)	(2,088)
Total comprehensive (loss)/income attributable to non-controlling interest	(6,374)	(2,492)	678	93
Total comprehensive loss attributable to Pintec Technology Holdings Limited shareholders	(183,618)	(66,434)	(15,918)	(2,181)
Loss per ordinary share
Basic and diluted	(0.63)	(0.16)	(0.03)	—
Weighted average number of ordinary shares outstanding
Basic and diluted	300,112,189	494,712,397	554,687,200	554,687,200
Share-based compensation expenses included in
Cost of revenues	67	(323)	—	—
Sales and marketing expenses	—	(1,984)	—	—
General and administrative expenses	1,952	(2,202)	—	—
Research and development expenses	2,515	(2,375)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

							Accumulated
						Additional	Other
	Class A Ordinary Shares		Class B Ordinary Shares		Statutory	Paid-in	Comprehensive	Accumulated	Non-controlling	Total
	Share	Amount	Share	Amount	Reserve	Capital	Income	Deficit	Interest	Deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2021	249,085,237	233	50,939,520	42	31,279	1,992,321	9,120	(2,257,924)	159,900	(65,029)
Exercise of options	146,783	—	—	—	—	—	—	—	—	—
Share-based awards to employee of the Group	—	—	—	—	—	4,534	—	—	—	4,534
Share-based awards to employee of Jimu Group	—	—	—	—	—	1,967	—	—	—	1,967
Net loss	—	—	—	—	—	—	—	(190,183)	(6,374)	(196,557)
Appropriation to statutory reserve	—	—	—	—	716	—	—	(716)	—	—
Disposal of Pintec Australia Pty Ltd and its subsidiary	—	—	—	—	—	—	—	—	1,383	1,383
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	6,565	—	—	6,565
As of December 31, 2022	249,232,020	233	50,939,520	42	31,995	1,998,822	15,685	(2,448,823)	154,909	(247,137)
Issuance of Class A Ordinary Shares	254,450,000	221	—	—	—	27,539	—	—	—	27,760
Exercise of options	65,660	—	—	—	—	—	—	—	—	—
Share-based awards to employee of the Group	—	—	—	—	—	(13)	—	—	—	(13)
Net loss	—	—	—	—	—	—	—	(78,762)	(2,492)	(81,254)
Appropriation to statutory reserve	—	—	—	—	373	—	—	(373)	—	—
Disposal of SCHL Group	—	—	—	—	(23,362)	—	45,594	23,362	(139,341)	(93,747)
Impact of adoption of ASC 326	—	—	—	—	—	—	—	(249)	—	(249)
Prior year adjustment	—	—	—	—	—	10,125	—	(7,692)	—	2,433
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	12,328	—	—	12,328
As of December 31, 2023	503,747,680	454	50,939,520	42	9,006	2,036,473	73,607	(2,512,537)	13,076	(379,879)
Net loss	—	—	—	—	—	—	—	(15,454)	678	(14,776)
Appropriation to statutory reserve	—	—	—	—	282	—	—	(282)	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	(464)	—	—	(464)
As of December 31, 2024	503,747,680	454	50,939,520	42	9,288	2,036,473	73,143	(2,528,273)	13,754	(395,119)

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and US$ in thousands, except for share data and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$Note 2 (e)
Cash flows from operating activities:
Net loss	(196,557)	(81,254)	(14,776)	(2,024)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	5,564	1,892	—	—
Amortization of operating lease right-of-use assets	—	—	770	105
Share-based compensation expenses/(reversal)	4,534	(6,884)	—	—
Provision for credit losses	35,342	6,584	5,594	767
Impairment loss on long-term investments	86,600	—	—	—
Impairment loss of long-lived assets	—	13,794	1,432	196
Loss from disposal of subsidiaries	2,176	38,883	—	—
Loss from disposal of property, equipment and software	362	477	—	—
Recovery from long-term investments	(2,020)	—	—	—
Deferred income tax	977	(2,470)	—	—
Release of uncertain tax position (Note 13)	—	(12,319)	—	—
Changes in operating assets and liabilities:
Short-term and long-term financing receivables	(3,330)	26,173	(4,820)	(660)
Short-term financial guarantee assets	6,822	6,871	(252)	(35)
Accounts receivable	15,452	9,641	(2,906)	(398)
Amounts due from related parties	2,795	2,416	183	25
Prepayments and other current assets	19,423	7,859	126	17
Accounts payable	1,949	(463)	(883)	(121)
Amounts due to related parties	4,226	4,712	3,547	486
Tax payable	7,564	(3,142)	67	9
Financial guarantee liabilities	(6,822)	(6,871)	(43)	(6)
Lease liabilities	—	—	(1,051)	(144)
Accrued expenses and other liabilities	4,425	2,712	(1,887)	(259)
Net cash (used in) provided by operating activities	(10,518)	8,611	(14,899)	(2,042)
Cash flows from investing activities:
Purchase of property, equipment and software	(36)	(729)	(88)	(12)
Proceeds from disposal of property, equipment and software	—	—	4	1
Purchase of short-term investment	(1,001)	—	—	—
Financing receivables facilitated	(156,477)	—	—	—
Collection of principal on financing receivables	141,780	—	—	—
Net cash advances to Jimu Group	286	—	—	—
Collection of short-term investment	—	1,001	—	—
Cash return for prepayment of intent acquisition	100,000	—	—	—
Net cash inflow from disposal of subsidiaries	118	—	—	—
Proceeds from long-term investment transaction	2,020	35,000	—	—
Net cash provided by (used in) investing activities	86,690	35,272	(84)	(11)
Cash flows from financing activities:
Repayment of short-term and long-term borrowings	—	(239,550)	—	—
Loan received from third parties	229,138	—	1,825	250
Principal repayments on funding debts	(30)	—	—	—
Proceeds from issuance of convertible loans	19,000	—	—	—
Repayment of convertible loans	(306,000)	(45,588)	—	—
Proceeds from issuance of ordinary shares	—	27,760	—	—
Net cash (used in) provided by financing activities	(57,892)	(257,378)	1,825	250
Effect of exchange rate changes on cash, cash equivalents and restricted cash	13,144	2,793	(399)	(55)
Net increase/(decrease) in cash, cash equivalents and restricted cash	31,424	(210,702)	(13,557)	(1,858)
Cash, cash equivalents and restricted cash at beginning of the year	224,786	256,210	45,508	6,235
Including:
Cash and cash equivalents at beginning of the year	217,901	249,728	40,508	5,550
Restricted cash at beginning of the year	1,468	1,482	—	—
Non-current restricted time deposits at beginning of the year	5,417	5,000	5,000	685
Cash, cash equivalents and restricted cash at end of the year	256,210	45,508	31,951	4,377
Including:
Cash and cash equivalents at end of the year	249,728	40,508	26,951	3,692
Restricted cash at end of the year	1,482	—	—	—
Non-current restricted time deposits at end of the year	5,000	5,000	5,000	685
Supplemental disclosure of cash flow information:
Cash paid for interest and funding cost	14,584	1,556	—	—
Cash paid for income tax expense	1,445	937	622	85
Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	—	—	3,907	535
Derecognition of assets other than cash upon disposal of SCHL Group	—	93,746	—	—
Derecognition of liabilities upon disposal of SCHL Group	—	132,045	—	—
Non-controlling interest recognized as other payable upon disposal of SCHL Group	—	139,341	—	—

The accompanying notes are an integral part of these consolidated financial statements.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities
(a)	Nature of operations

Pintec Technology Holdings Limited (the “Company” or “Pintec”) is principally engaged in the operation of an online technology platform enabling financial services (the “Pintec Business”) in the People’s Republic of China (the “PRC” or “China”). The financial services enabled by the Company’s technology platform include: (i) a lending solution for borrowers who have business installment loan request, (ii) a wealth management and insurance product distribution solution for asset management and insurance companies respectively to facilitate the sales of their products and (iii) risk model building and risk control assessment to the enterprise customer based on its own or legally authorized database resources. Historically, the Company also provided (iv) assistance for borrowers to obtain loans from third party investors and certain financial partners and (v) a lending solution for borrowers who want to finance their on-line purchases or who have personal installment loan requests. The Company was incorporated in the Cayman Islands on March 2, 2017 as an exempted company with limited liability.

(b)	Major subsidiaries and VIEs

As of December 31, 2024, the Company’s principal subsidiaries, consolidated VIEs and subsidiaries of VIEs (collectively the “Group”) are as follows.

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
The Company:

Pintec Technology Holdings Limited (“Pintec”)	March 2, 2017	The Cayman Islands		Investment holding

Wholly owned subsidiaries:

Qilehui Credit Information Co., Ltd (“Qilehui”)	August 31, 2020	The PRC	100%	Corporate credit investigation and risk control services

Aixin Times (Beijing) Enterprise Management Co., Ltd.	April 13, 2023	The PRC	100%	Investment holding

VIEs and VIEs subsidiaries (referred to as “Pintec Operating Entities”):

Beijing Hongdian Fund Distributor Co., Ltd. (“Beijing Hongdian”)	April 13, 2015	The PRC	100%	Wealth management solution business

Shanghai Anquying Technology Co., Ltd. (“Shanghai Anquying”)	November 16, 2015	The PRC	100%	Lending solution business

Myfin Insurance Broker Co., Ltd (“Myfin Insurance”)	December 17, 2015	The PRC	60%	Insurance solution business

Anquying (Tianjin) Technology Co., Ltd. (“Tianjin Anquying”)	January 29, 2016	The PRC	100%	Lending solution business

Xuanji Intelligence (Beijing) Technology Co., Ltd. (“Beijing Xuanji”)	May 31, 2016	The PRC	100%	Lending solution business

Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. (“Shenzhen Minheng”)	June 30, 2016	The PRC	100%	Lending solution business and installment service

Pintec Jinke (Beijing) Technology Information Co., Ltd., (formerly known as Hezi (Beijing) Consultants Co., Ltd) (“Beijing Jinke”)	January 3, 2017	The PRC	100%	Wealth management solution business

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities (Continued)

(b)Major subsidiaries and VIEs (Continued)

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
Ganzhou Dumiao Intelligence Technology Co., Ltd (formerly known as Anquying (Ganzhou) Technology Co., Ltd.) (“Ganzhou Anquying”)	May 27, 2017	The PRC	100%	Lending solution business and risk control services

Beijing Xinshun Dingye Technology Co., Ltd. (“Xinshundingye”)	January 30, 2019	The PRC	100%	Wealth management solution business

Ganzhou Aixin Network Micro Finance Co., Ltd, (formerly known as Ganzhou Jimu Micro Finance Co., Ltd.) (“Ganzhou Micro Finance”)	March 21, 2019	The PRC	100%	Installment service

Pintec Yunke (Ganzhou) Technology Information Co., Ltd. (“Pintec Yunke”)	May 9, 2019	The PRC	100%	Lending solution business

(c)	Variable interest entities

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities (Continued)
(c)	Variable interest entities (Continued)

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.Organization and principal activities (Continued)

(d)	Risks in relation to the VIE structure (Continued)
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

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

The following consolidated financial information of the Group’s VIEs after the elimination of inter-company transactions and balances as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 were included in the Group’s consolidated financial statements as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Total assets	109,966	91,423
Total liabilities	344,185	348,240

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Total net revenues	51,536	39,961	30,847
Net loss	(74,607)	(13,469)	(3,910)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	39,132	24,659	(2,391)
Net cash (used in)/provided by investing activities	(15,446)	36,004	(19,233)
Net cash used in financing activities	(30)	—	—

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

1.Organization and principal activities (Continued)

(d)	Risks in relation to the VIE structure (Continued)

In accordance with the contractual arrangements, the relevant PRC subsidiaries have the power to direct activities of the Group’s VIEs and VIEs’ subsidiaries, and can transfer assets out of the Group’s VIEs and VIEs’ subsidiaries. No assets of the VIEs and VIEs’ subsidiaries are collateral for the VIEs’ obligations and the Company believes that there are no assets held in consolidated VIEs and VIEs’ subsidiaries that can be used to settle the obligations of the VIE, except for paid-in capital, capital reserve and statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Group in the form of loans and advances or cash dividends. As the VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group for the liabilities of the VIEs and the VIEs’ subsidiaries.

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

(e)Going Concern

The Group experienced net loss of RMB196,557, RMB81,254 and RMB14,776 for the years ended December 31, 2022, 2023 and 2024, and net cash used in operating activities of RMB10,518 and RMB14,899 for the years ended December 31, 2022 and 2024, respectively, and net cash provided by operating activities of RMB8,611 for the year ended December 31, 2023. As of December 31, 2024, the Company had net current liabilities of RMB398,777. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

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

The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statements of changes in deficit and a component of other comprehensive loss in the consolidated statement of operations and comprehensive loss.

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

Translations of the consolidated balance sheets, the consolidated statement of operations and comprehensive loss and the consolidated statement of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(f)Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company had cash and cash equivalents of RMB40,508 and RMB26,951 as of December 31, 2023 and 2024, respectively.

(g)	Restricted cash

Cash that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash, and that are restricted as to withdrawal or use for other than current operations is classified as non-current. Restricted cash primarily represent dedicated funding demanded by the China Banking and Insurance Regulatory Commission (“CBIRC”) for insurance business. The Company had current restricted cash of nil and nil and non-current restricted cash of RMB5,000 and RMB5,000 as of December 31, 2023 and 2024, respectively.

(h)	Fair value measurement

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

The carrying amount of cash and cash equivalents, restricted cash, short-term financial guarantee assets, accounts receivable, amounts due from related parties, accounts payable and amounts due to related parties approximates fair value because of their short-term nature. Financing receivables and funding debts are carried at amortized cost. The carrying amount of the financing receivables, funding debts approximates their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments. The available for sale investment is carried at fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.Summary of significant accounting policies (Continued)

(i)	Financing receivables, net

The Group generates financing receivables by providing the following:

(1) Personal and business installment loans to borrowers where the Group uses its own cash to fund the loan.

(2) Accrued interest income on financing receivables

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

(j)	Accounts receivable, net

Accounts receivable represent amounts due from customers and are stated at the original amount less allowance for credit losses. Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. The Company performs ongoing credit evaluation of its customers, and assesses allowance for credit losses based on credit loss model on portfolio basis. Accounts receivable balances are written off after all collection efforts have been exhausted. For accounts receivable from individuals, the balances are charged off after 90 days of delinquency. Accounts receivable were RMB1,569 and RMB3,442 as of December 31, 2023 and 2024.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.Summary of significant accounting policies (Continued)

(k)	Long-term investments

Long-term investments represent the Group’s equity investments in privately held companies accounted for equity method, and equity investments without readily determinable fair values.

(1)	Equity investments accounted for using the equity method

The Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive loss after the date of acquisition. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive loss if any. For the years ended December 31, 2022, 2023 and 2024, the Group recognized impairment loss on equity investment accounted for using the equity method of RMB36,600, nil and nil, respectively.

(2)	Equity investments without readily determinable fair values

The Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive loss. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive loss if any. For the year ended December 31, 2022, 2023 and 2024, the Group recognized impairment loss of RMB50,000, nil and nil, respectively. The long-term investments had been fully impaired as of December 31, 2024.

(l)	Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Group recorded impairment of long-lived assets of nil, RMB3,912 and RMB1,432 for the years ended 2022, 2023 and 2024, respectively. The impairment of long-lived assets in 2024 consisted of impairment of property, plant and equipment and right-of-use assets.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(m)Impairment of indefinite-lived intangible assets

The Group tests intangible assets that are not subject to amortization for impairment annually. An enterprise credit investigation license has been assigned as an indefinite life as the Group anticipates that it will contribute cash flows indefinitely. Indefinite-lived intangible assets are not amortized, but are evaluated at least annually to determine whether the indefinite useful life is appropriate. The Group measures the fair value of identifiable intangible assets upon acquisition and review for impairment annually on December 31, and whenever market or business events indicate there may be a potential impairment of that intangible. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. Nil, RMB9,882 and nil impairment for intangible assets with indefinite life were recorded for the years ended December 31, 2022, 2023 and 2024, respectively.

(n)	Financial Guarantee

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

For the years ended December 31, 2022, 2023 and 2024, revenues recognized related to releasing of guarantee liabilities were RMB9,662, RMB536 and RMB43, respectively.

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

As of December 31, 2023 and 2024, the maximum potential future payment the Group could be required to make were RMB431 and nil, respectively.

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

The Company assesses the realization of the financial guarantee assets collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio and records an allowance for amounts that it estimates will not be realized. For the years ended December 31, 2022, 2023 and 2024, the Company recorded reversal of allowance RMB171, RMB434 and nil, respectively in the statement of operations and comprehensive loss.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)
(o)	Revenue recognition

The Group is principally engaged in providing lending solutions through its online technology platform. The Group earns its revenues by providing the following: (i) a lending solution for borrowers who have business installment loan requests. The Group provides financing for these borrowers and earns installment service fees (including interests); (ii) a wealth management and insurance product distribution solution for asset management and insurance companies respectively to facilitate the sale of their products. The Group earns wealth management service and commission on financial products distributed through the Group’s platform that were sold by these asset management companies, and earns insurance brokerage commission revenue determined as a percentage of premiums paid by the insured. The Group does not have its own insurance products. Historically, the Company also provided (iii) a lending solution which assists borrowers to obtain loans from third party investors and certain financial partners. The Group provides lending solution but does not provide loan by itself. For these services, the Group earns technical service fees; (iv) a lending solution for borrowers who want to finance their on-line purchases from third parties (“Business Partners”) or who have personal installment loan requests.

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

Technical service fees

Under ASC 606, the Group considers the 1) online credit assessment and referral service and post-lending management service, collectively and 2) guarantee service as two separate services, of which, the guarantee service is accounted for at fair value in accordance with ASC 460. Revenue from the guarantee services is recognized once the Company is released from the underlying risk (see Note 2(n)).

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

Technical service fees (Continued)

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

Wealth management service fee and others

The Group earns wealth management service fee mainly from subscription fee on financial products distributed through the Group’s platform that were sold by these asset management companies and management service fee in relation to the financial products. The Group also earns commission from providing brokerage service for insurance companies.

For subscription fee, the Group identifies its promise to sell fund products on behalf of asset management companies. The Group’s performance obligation is satisfied and revenue is recognized at a point in time when the investors have transferred the subscription fund to an escrow account and the Group has successfully subscribed the fund products in the system. Subscription fees are calculated by multiplying a pre - agreed charge rate with asset management companies. Such fees are typically paid on or shortly after the completion of the transaction.

For management service fee, the Group’s performance obligation is continuously providing the investors follow-up services in relation to the financial products, such as circulating latest information of the net value of the fund products in a timely manner. The aforementioned performance obligation is satisfied and revenue is recognized over the investors’ holding period of the products they purchase. Management service fees consist of fixed part and floated part. The fixed part is calculated by multiplying a pre-agreed rate with management fees charged by the asset management companies derived from the fund share sold by the Group. Such fees are typically paid on a regular basis (normally quarterly). The floated part is calculated based on the performance of the underlying fund products sold by the Group and is a variable consideration. Such performance-based income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. At each reporting date, the Group updates its estimate of the transaction price and concludes that it cannot include its estimate of performance-based income in the transaction price because performance-based income has various possible consideration amounts and the experience that the Group has with similar contracts is of little predictive value in determining the future performance of the funds, thus the Group cannot conclude that it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur.

The Group also provides insurance brokerage service primarily distributing insurance products as broker for insurance companies and earns brokerage commission revenue determined as a percentage of premiums paid by the insured. The commission rate is based on the bill provided by the insurance companies, and it is also under strict regulation of the CBIRC. As the Group’s performance obligation under brokerage service is to sell the insurance policy on behalf the insurance companies, the brokerage services revenue is recognized at the point in time when the insurance policy is signed and the premium is collected by insurance company.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

Contract assets

The Group has no contract assets.

Contract liability

Contract liability consists of technical service fees received from borrowers before the service has been rendered, and is recorded as “Deferred service fee” included in “Accrued expenses and other liabilities” on the consolidated balance sheets. For monthly consulting fee which is received monthly from customers and upfront fee which is received upon the successful matching of the loans, contract liability is recognized as revenue when service is provided. The amount of revenue recognized during the years ended December 31, 2022, 2023 and 2024 that was previously included in the contract liabilities balance as of December 31, 2021, 2022 and 2023 was RMB1,885, RMB1,714 and RMB330.

(p)	Funding cost

Funding cost mainly consists of interest expense the Group pays in relation to the funding debts to fund its financing receivables and certain fees incurred in obtaining these funding debts, such as origination and management fees and legal fees.

(q)	Provision for credit losses

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

(r)	Origination and servicing cost

Origination and servicing cost mainly consists of costs that are paid for data used in credit assessments, users acquisition costs relating to revenue from lending solutions, bandwidth and data center costs, customer service support costs, fees paid to third-party payment channels and commission paid to insurance salespersons. All origination and servicing costs have been expensed as incurred.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(s)Research and development expenses

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

(t)Share-based compensation expenses

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

(u)	Leases

The Group adopted the ASC 842 since January 1, 2022 using the cumulative effect adjustment approach. The Group categorizes leases with contractual terms longer than 12 months as either operating or finance lease. The Group elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease. The Group did not enter into finance leases for any of the periods presented. The lease terms of operating leases vary from one year to five years.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The Group estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Group considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. ROU assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.Summary of significant accounting policies (Continued)

(v)Taxation

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

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 ($14). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

2.Summary of significant accounting policies (Continued)

(w)Segment reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer (“CEO”) is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment. The Company has concluded that consolidated net income/(loss) is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income/(loss) as reported in the consolidated statements of operations. See Note 20 for significant expenses regularly provided to the Group’s CODM.

The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

(x)Loss per share

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

(y)Statutory reserves

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

For the years ended December 31, 2022, 2023 and 2024, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB716, RMB373 and RMB282, respectively. No appropriation to other reserve funds was made for any of the periods presented.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

(z)Comprehensive loss

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

2.Summary of significant accounting policies (Continued)

(aa)Recently adopted accounting pronouncements

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this standard, which did not have a material impact on the consolidated financial statements but resulted in certain additional disclosures as required by the revised ASU. See Note 20.

(bb)Recently issued accounting pronouncements not yet adopted

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

In November 2024, the FASB issued ASU 2024-03, “Disaggregation of Income Statement Expenses”, which requires companies to provide new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. This amendment is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, on a prospective basis and early adoption and retrospective application is permitted. The Company is currently assessing the impact of adopting this standard on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, “Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments”, which seeks to clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions. This amendment is effective for annual periods beginning after December 15, 2025, and for interim periods within fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

3.	Concentration and risks

Concentration of Business Partners

The Group generates the majority of revenues through a limited number of Business Partners. For the years ended December 31, 2022, the Group generated the 49.8% of its total revenues through cooperation with top five Business Partners, among which 17.0% of total revenues were generated through cooperation with Qunar, which is a large mobile and online travel platform in China. For the year ended December 31, 2023, the Group generated 29.1% of its total revenues through cooperation with top five Business Partners and 11.7% of total revenues were generated through cooperation with a technology company in China. For the year ended December 31, 2024, the Group generated 30.4% of its total revenues from top five customer and 11.2% of total revenues were generated from an insurance agency company in China. The partnerships with these Business Partners are not on an exclusive basis, and the contract durations are short. If these Business Partners change their policies, terminate their partnership or do not renew their cooperation agreements with the Group, the business and result of operations of the Group may be materially and adversely affected.

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

5.Financing receivables, net

The financing receivables, net, consists of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Short-term:
Short-term financing receivables	84,858	86,866
Allowance for credit losses	(23,391)	(24,390)
Short-term financing receivables, net	61,467	62,476

Long-term:
Long-term financing receivables	—	1,630
Allowance for credit losses	—	(5)
Long-term financing receivables, net	—	1,625

The following table summarizes the balances of financing receivables by due date.

	As of December 31,
	2023	2024
	RMB	RMB
Due in months:
0 - 12	84,858	86,866
13 - 24	—	1,630
Total financing receivables	84,858	88,496

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

5.Financing receivables, net (Continued)

The movement of the allowance for credit losses for the years ended December 31, 2022, 2023 and 2024 were as following:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	2,657	23,331	23,391
Release due to disposal of subsidiaries	(3,673)	-	-
Additions/(Reversal)	22,382	(554)	2,187
(Charge-offs)/reversal of charge-offs	1,965	614	(1,183)
Balance at end of the year	23,331	23,391	24,395

Aging analysis of past due financing receivables are as below:

				91 Days or
	1 - 30 Days	31 - 60 Days	61 - 90 Days	Above Past	Total Past
Financing receivables	Past Due	Past Due	Past Due	Due	Due	Current	Total
As of December 31, 2023	103	175	23,275	-	23,553	61,305	84,858
As of December 31, 2024	24	830	373	24,406	24,633	63,863	88,496

6.Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Receivables for technical service fees from borrowers and financial partners	10,193	11,544
Receivables for marketplace service fees from asset management companies	262	441
Receivables for marketplace service fees from insurance companies and others	1,815	61
Receivables for marketplace service fees from risk assessment service customers and others	—	3,130
Total accounts receivable	12,270	15,176
Provision for credit losses	(10,701)	(11,734)
Accounts receivable, net	1,569	3,442

The movements in the allowance for credit losses for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	4,396	7,107	10,701
Additions	2,775	6,248	1,033
Charge-off	(64)	(2,903)	—
Impact of Adoption of ASC 326	—	249	—
Balance at end of the year	7,107	10,701	11,734

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

7.Prepayments and other current assets, net

Prepayments and other current assets, net, consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Deposits to financial partners and other vendors	3,663	2,267
Prepaid expenses	706	237
Receivables from third-party online payment platforms and business partners	1,880	1,810
Deductible input VAT	835	740
Others	641	1,514
Total prepayments and other current assets	7,725	6,568
Allowance for credit losses	(3,120)	(4,959)
Total prepayments and other current assets, net	4,605	1,609

For the years ended December 31, 2022, 2023 and 2024, the Group made allowance for prepayments and other current assets in the amount of RMB8,781, RMB1,584 and RMB2,257, respectively.

8.Short-term borrowings

As of December 31, 2024, the Group had short-term borrowings of RMB1,825 (US$250) from a third-party company BitTo Inc. The maturity period of the borrowings was from November 30, 2024 to September 30, 2025 with an annual interest rate of 7%.

9.Financial guarantee liabilities and financial guarantee assets

(i) Financial guarantee liabilities

The following table sets forth the financial guarantee liabilities movement activities for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	13,736	6,914	43
Fair value of financial guarantee liabilities upon the inception of new loans	2,840	—	—
Release of financial guarantee liabilities upon repayment	(9,662)	(6,871)	(43)
Balance at the end of the year	6,914	43	—

(ii) Financial guarantee assets, net

The financial guarantee assets, net consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Short-term:
Short-term financial guarantee assets receivable	43	—
Allowance for credit losses	—	—
Short-term financial guarantee assets receivable, net	43	—

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

9.Financial guarantee liabilities and financial guarantee assets (Continued)

The movement of the allowance for credit losses for the years ended December 31, 2022, 2023 and 2024 consist of the following:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	605	434	—
Reversal	(171)	(434)	—
Balance at end of the year	434	—	—

10.Convertible loan

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

To settle the remaining balance of convertible loan, the Company has disposed of SCHL Group to Otov Alfa at nil consideration on May 26, 2023. Upon the completion of disposal of SCHL Group, the convertible loan was derecognized and the Company did not have any further repayment obligation. On May 26, 2023, the Company also entered into a termination agreement with Otov Alfa (“Warrant Termination Agreement”) as part of the Deconsolidation (see Note 4), under which the Company and Otov Alfa agree that all terms and provisions in the Warrant shall be terminated, and all rights and obligations of the relevant parties under the warrant shall be ceased and terminated with immediate effect upon the effectiveness of the Warrant Termination Agreement.

To secure the Consideration due to Ningxia Fengyin, on December 2, 2020, the Group pledged 100% equity interest of Ganzhou Micro Finance, a subsidiary of the Group, to Ningxia Fengyin. Upon the Deconsolidation and the termination of the warrant, such pledge was also released.

Convertible loan principal was nil as of December 31, 2023 and 2024, respectively. Accrued interest payable was nil as of December 31, 2023 and 2024. For the years ended December 31, 2022, 2023 and 2024, interest expenses were RMB21,377, RMB4,056 and nil respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

11.Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Professional service fees payable	4,547	2,838
Payables to financial partners	3,311	4,441
Payables to non-performing assets disposal companies	6,139	6,441
Payable to business partner on behalf a third party	4,514	4,514
Payroll payable	1,402	1,757
Deferred service fee	1,535	1,752
Other payable*	139,341	139,341
Others	4,283	2,777
Total	165,072	163,861

* The balance represents non - controlling interest in the disposed SCHL Group (see Note 4). The investment from the non - controlling interest holder was utilized by the Company in the form of working capital loan to its currently consolidated subsidiaries, VIEs and VIEs subsidiaries and was waived by SCHL Group before Deconsolidation. As the Group is not able to ascertain that the non - controlling interest holder will not claim from the Group for its interest in SCHL Group after the disposal of SCHL Group in the foreseeable future, the Group recognized balance of noncontrolling interest as of the disposal date as other payables due to the non - controlling interest holder upon Deconsolidation. The maximum exposure expected is RMB139,341, which is the initial investment of RMB150,000 decreased by RMB 10,659 loss from operations of Huatai Ningxia since the investment was made.

12.Lease

The Group has operating leases for its office space including lease arrangements with third parties. Short-term leases include office leases with a term of 12 months or less. The Group’s lease agreements may contain lease and non-lease components. Non-lease components primarily include payments for maintenance and energy costs.

The following components of lease costs are included in the Group’s consolidated statement of operations and comprehensive loss:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Long-term lease expense	—	—	770
Short-term lease expense	7,611	1,872	462
Total lease costs	7,611	1,872	1,232

For the years ended December 31, 2022, 2023 and 2024, impairment of right-of-use assets were nil, nil and RMB1,347 respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

12.Lease (Continued)

The following table presents supplemental information related to operating leases:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Other information
Cash paid for amounts included in the measurement of operating lease liabilities
Operating cash flows for operating leases	—	—	1,051
Supplemental lease cash flow disclosure
Right-of-use assets obtained in exchange for new operating lease liabilities	—	—	3,907
Weighted-average remaining lease term (years)	—	—	2.02
Weighted-average discount rate	—	—	3.33%

As of December 31, 2024, future minimum lease payments are as follows:

For the year ending December 31,	Amount
2025	1,710
2026	987
2027	231
Thereafter	—
Total lease payments	2,928
Less: imputed interest	(72)
Present value of lease liabilities	2,856

12.Non-controlling interests

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

Pursuant to the partnership agreement signed in December 2019, Pintec Ganzhou and Yinchuan Xingyin Investment Fund Limited Partnership (“Yinchuan Xingyin”) agreed to invest RMB300,000 and RMB200,000 respectively to setup Huatai Ningxia Corporation Consulting Limited Partnership (“Huatai Ningxia”), the primary purpose of which is to invest in Pintec Yinchuan, a subsidiary of Pintec Ganzhou. Pintec Ganzhou and Yinchuan Xingyin paid RMB300,000 and RMB150,000 respectively in December 2019. Since the Group controlled Huatai Ningxia after the investment, the investment from Yinchuan Xingyin was accounted for as non-controlling interest. Since May 2023, investment from Yinchuan Xingyin was no longer accounted for as non-controlling interest due to disposal of SCHL Group (See Note 4).

In September 2021, the Group set up Janko Loans Pty Ltd (“Janko”) and Wagepay Pty Ltd (“Wagepay”) and hold 50% and 50% equity interest, respectively. Since the Group retains control of Janko and Wagepay by owning majority seats of the board, the investment from other shareholders of Janko and Wagepay is accounted for as non-controlling interest. Since May, 2022, Janko and Wagepay were disposed of upon the disposal of Pintec Australia Pty Ltd. and its subsidiaries.

13.Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

13.Taxation (Continued)

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first HK dollar 2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5% or 15%, as applicable. Because the preferential tax treatment is not elected by the Group, all the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. Payments of dividends by the subsidiary to the Group are not subject to withholding tax in Hong Kong as the Group has no assessable profits during the years ended December 31, 2022, 2023 and 2024.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Effective January 1, 2008, the EIT Law in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25 % for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the years ended December 31, 2022, 2023 and 2024.

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

13.Taxation (Continued)

Withholding tax on undistributed dividends (Continued)

The following table sets forth current and deferred portion of income tax expense of the Company’s China subsidiaries, overseas subsidiaries, VIEs, and subsidiaries of the VIEs:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expense/(benefit)	1,545	(11,431)	685
Deferred income tax expense/(benefit)	977	(2,470)	—
Income tax expense/(benefit)	2,522	(13,901)	685

Loss before income tax expense was attributable to the following geographic locations:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
PRC	175,801	45,305	12,778
Others	18,234	49,850	1,313
Total loss before income tax expense	194,035	95,155	14,091

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rates:

	For the years ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Statutory income tax rate in PRC	25.00%	25.00%	25.00%
Tax effect of different tax rates in other jurisdictions	(0.37)%	(0.14)%	—%
Tax effect of tax-exempt entities*	(0.53)%	0.83%	(2.33)%
Tax effect of expired net operating loss	(4.03)%	(14.00)%	(33.82)%
Tax effect of preferred tax rate	(1.47)%	(0.41)%	—%
Tax effect of R&D expense additional deduction	0.97%	0.48%	0.01%
Tax effect of non-deductible expenses	(0.54)%	(3.43)%	(0.07)%
Tax effect of deferred tax effect of tax rate change	1.44%	—%	—%
Non-deductible loss on disposal of subsidiaries	—%	(10.22)%	—%
Changes in unrecognized tax benefits	—%	12.95%	—%
Prior year true up	—%	(78.46)%	45.30%
Changes in valuation allowance	(21.77)%	82.01%	(38.93)%
Effective tax rate	(1.30)%	14.61%	(4.84)%
*	Tax-exempt entities represent entities that incorporated in the Cayman Islands for which the statutory tax rate is zero.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, as of December 31, 2024, the tax years from 2019 to 2023 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Group had unrecognized tax benefits of RMB2,102 and RMB2,102 which were included in the income tax payable balance as of December 31, 2023 and 2024, respectively. The amount of unrecognized tax benefit that if recognized would affect the effective tax rate as of December 31, 2023 and 2024 was RMB2,102 and RMB2,102, respectively.

The Group recognizes interest expenses and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the years ended December 31, 2022, 2023 and 2024, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Group has a liability for accrued interest of nil and nil as of December 31, 2023 and 2024, respectively.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

13.Taxation (Continued)

Withholding tax on undistributed dividends (Continued)

ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Group record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjust these liabilities when the Group’s judgment changes as a result of the evaluation of new information not previously available. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. Due to statute expiration, RMB2,102 is expected to reverse in the next year.

The following table sets forth changes in uncertain tax position:

	As of December 31,
	2023	2024
	RMB	RMB
Balance at beginning of the year	14,421	2,102
Lapse of statutes of limitations	(12,319)	—
Balance at end of the year	2,102	2,102

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Allowance for credit losses	240,368	241,766
Impairment of long-term investment	9,150	9,150
Impairment of long-lived assets	799	1,157
Operating lease liabilities	—	714
Net operating loss carry forwards	17,712	21,186
Guarantee liabilities	11	—
Accrued expense	2,000	2,000
Subtotal	270,040	275,973
Less: valuation allowance	(270,040)	(275,525)
Total deferred tax assets, net	—	448
Net off against deferred tax liabilities	—	(448)
Net deferred tax assets	—	—

Deferred tax liabilities:
Operating right-of-use assets	—	(448)
Total deferred tax liabilities	—	(448)
Net off against deferred tax assets	—	448
Net deferred tax liabilities	—	—

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

13.Taxation (Continued)

Deferred tax assets and deferred tax liabilities (Continued)

Changes in valuation allowance are as follows:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	367,071	407,053	270,040
Additions	51,823	11,159	15,177
Reversals	(9,586)	(89,197)	(9,692)
Decrease in disposal of subsidiaries*	(2,255)	(58,975)	—
Balance at end of the year	407,053	270,040	275,525
*

In May, 2022, the Group disposed of Pintec Australia Pty Ltd. and its subsidiaries, and valuation allowance decreased in the net amount of RMB2,255. In May 2023, the Group disposed of SCHL Group, and valuation allowance decreased in the net amount of RMB58,975.

The Group’s valuation allowance is considered on each individual subsidiary. The Group has recognized the valuation allowance against deferred tax assets as the Group believes that it is more likely than not that its deferred tax assets will not be realized considering the historical losses and it does not expect to generate sufficient taxable income in the near future.

For entities incorporated in Hong Kong, net loss can be carried forward indefinitely; for entities incorporated in PRC mainland, net loss can be carried forward for five years, and ten years for entities qualified as “high and new technology enterprise”. As of December 31, 2024, the Group had net operating loss carryforwards of approximately nil and RMB84,745 for entities incorporated in Hong Kong and PRC mainland, respectively. As of December 31, 2024, the net operating loss carryforwards from PRC will expire, if unused, from 2025 to 2029.

15.Share based compensation expenses

For the years ended December 31, 2022 and 2024, total share-based compensation expenses were RMB4,534 and nil, respectively. For the year ended December 31, 2023, the reversal of share-based compensation expense was RMB6,884.

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

15.Share based compensation expenses (Continued)

(a) Share options issued by Jimu Parent to employees of the Company (Continued)

A summary of activities of the service-based share options granted to the employees of the predecessor operations of Pintec Business for the year ended December 31, 2024 is presented below:

	Options	Weighted Average	Weighted Average Remaining	Average
	Outstanding	Exercise Price US$	Contractual Life (In years)	Intrinsic Value
Outstanding as of December 31, 2023	26,322	1.00	1.22	—
Granted	—	—	—	—
Exercised	—	—	—	—
Lapse	(427)	1.00	—	—
Outstanding as of December 31, 2024	25,895	—	0.22	—
Vested and exercisable as of December 31, 2024	25,895	—	0.22	—

For the years ended December 31, 2022, 2023 and 2024, no share-based compensation expenses were recognized associated with the service-based share options granted to employees of the predecessor operations of Pintec Business and allocated to the Company.

As of December 31, 2024, there was no unrecognized share-based compensation expenses related to the share options granted to employees of the predecessor operations of Pintec Business and allocated to the Company.

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

There are no activities of the total restricted ordinary shares for the year ended December 31, 2024.

For the years ended December 31, 2022, 2023 and 2024, share-based compensation expenses recognized associated with the restricted ordinary shares and allocated to the Company were RMB65, RMB6 and nil, respectively. As of December 31, 2024, there was no unrecognized compensation cost related to non-vested service-based restricted ordinary shares.

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

15.Share based compensation expenses (Continued)

(c) Share options granted by Pintec to employees of the Company (Continued)

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

A summary of activities of the service and performance-based share options granted to the employees and directors of the Company for the year ended December 31, 2024 are presented below:

			Weighted Average
		Weighted Average	Remaining	Average
	Options	Exercise	Contractual	Intrinsic
	Outstanding	Price US$	Life (In years)	Value
Outstanding as of December 31, 2023	1,961,750	0.3015	5.95	39
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding as of December 31, 2024	1,961,750	0.3015	4.95	37
Vested and exercisable as December 31, 2024	1,961,750	0.3015	4.95	37

For the years ended December 31, 2022 and 2024, share-based compensation expenses recognized associated with share options granted by the company were RMB4,469 and nil, respectively. For the year ended December 31, 2023, the reversal of share - based compensation expense recognized associated with share options granted by the company was RMB6,890. As of December 31, 2024, there was no unrecognized share-based compensation related to the share options granted to the Group’s employees and directors. There were no new granted options for the years ended December 31, 2022, 2023 and 2024. The total intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024, was RMB6, RMB6 and nil, respectively.

16.Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2023 and 2024:

Name of related parties	Relationship with the Group
Jimu Group	An entity shares one common board member since January 2021.
Shenzhen Xiaogang Technology Co., Ltd (“Shenzhen Xiaogang”)	An entity 100% wholly-owned subsidiary of FT Synergy which the Group holds 15% equity interests

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

16.Related party transactions (Continued)

(a)The Group entered into the following transactions with related parties:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
(i) Transactions recorded through statement of operations and comprehensive income/(loss)
- Cost and expenses allocated from the related party	65	—	—
- Service cost charged by the related party (1)	75	—	—
- Technical service fees charged to Shenzhen Xiaogang	9,935	6,696	—
(ii) Operating transactions
- Accrual of share-based compensation awards to employees of the related party	(1,967)	—	—
- Collecting principal and interests from borrowers on behalf of the related party (2)	4,089	4,422	3,986
(iii) Financing/Investing transactions
- Net cash advances from the related party (3)	286	232	—
(1)	The Group entered into a strategic cooperation agreement with Jimu Group on December 31, 2017. Pursuant to the agreement, Jimu Group provided financial guarantee to the investors and charged the Group an asset management fee.
(2)	The Company has played as a business counter-party with Jimu group including loan borrower referrals and collection channel. For purpose of repayments to Jimu Box’s online platform lenders, the repayments from borrowers in connection with the remaining loans funded by Jimu Box has been collected through the Company.
(3)	The Group received cash advances from Jimu Group free of interest mainly for daily operation expenses.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

16.Related party transactions (Continued)

(b)	Balances with related parties:

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due from related parties – current:
Amounts due from Jimu Group	846,655	850,529
Amounts due from other related parties	124	119
Total current amounts due from related parties	846,779	850,648
Allowance for credit losses	(846,774)	(850,648)
Total current amounts due from related parties, net	5	—

Amounts due to related parties – current:
Amounts due to Jimu Group (4)	298,821	302,893
Amounts due to other related parties	525	—
Total current amounts due to related parties	299,346	302,893
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

The movement of the allowance for credit losses for the years ended December 31, 2023 and 2024 consist of the following:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	846,266	857,211	846,774
Charge-offs (5)	(1,967)	—	(118)
Addition/(Reversal)	1,575	(260)	(178)
Disposal of SCHL Group	—	(12,451)	—
Foreign currency exchange differences	11,337	2,274	4,170
Balance at end of the year	857,211	846,774	850,648

As of December 31, 2019, the Group determined that RMB748,427 of the current balance and RMB107,589 of the noncurrent balance due from Jimu Group were unrecoverable since Jimu Group was insolvent and in February 2020, Jimu Group announced its exit from online lending platform business pursuant to the relative regulations. There are significant outstanding balances on its platform unpaid to investors, which has priority over any other debts of Jimu Group including the balance due to the Group. As a result, a full provision was made to these balances in the year ended December 31, 2019. For the year ended December 31, 2024, the total amounts due from Jimu Group increased by RMB3,874.

(5)

The share-based compensation awards to employees of Jimu Group were recognized in the amount due from Jimu Group. During the year ended December 31, 2022, the Group recognized such share-based compensation as amount due from Jimu Group, recognized provision immediately and then charged off corresponding provision.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

17.Defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were RMB8,247, RMB4,859 and RMB4,800 for the years ended December 31, 2022, 2023 and 2024.

18.Loss per share

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$Note 2 (e)
Basic and diluted loss per ordinary share calculation:
Numerator:
Net loss attributable to ordinary shareholders	(190,183)	(78,762)	(15,454)	(2,117)
Denominator:
Weighted average ordinary shares outstanding-basic and diluted*	300,112,189	494,712,397	554,687,200	554,687,200

Loss per ordinary share basic and diluted	(0.63)	(0.16)	(0.03)	(0.00)
*

For the years ended December 31, 2022, 2023 and 2024, restricted shares, share options and warrants were anti-dilutive and thus excluded from the calculation of diluted loss per share. The potential dilutive securities that were not included in the calculation of dilutive loss per share in those periods are 596,230, 529,450 and 507,352 respectively, for the years ended December 31, 2022, 2023 and 2024.

19.Commitments and contingencies

Commitment

The Group had no purchase commitment as of December 31, 2024. The information of lease commitments is provided in Note 12.

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

The Company is not aware of any pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

20.Segment reporting

The Group’s CODM is its CEO, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. The Group manages its operations and allocates resources as a single operating segment.

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

20.Segment reporting (Continued)

The following table includes the significant expense categories and amounts that are regularly provided to the CODM:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$ Note 2 (e)
Revenues	74,568	52,717	35,142	4,814
Less:				—
Cost of revenues	(62,621)	(38,514)	(12,840)	(1,759)
Sales and marketing expenses (1)	(27,154)	(21,619)	(18,907)	(2,590)
General and administrative expenses (1)	(48,346)	(24,869)	(13,796)	(1,890)
Research and development expenses (1)	(13,445)	(2,498)	(2,269)	(311)
Share-based compensation (expenses)/reversal	(4,534)	6,884	—	—
Interest (expenses)/income, net	(24,138)	(4,470)	112	15
Other segment items (2)	(90,887)	(48,885)	(2,218)	(303)
Net loss	(196,557)	(81,254)	(14,776)	(2,024)

(1) Exclusive of share-based compensation expenses.

(2) Other segment items included impairment loss of long-term investment, impairment loss of long-lived assets including property, equipment and software and intangible assets, loss from disposal of subsidiaries, other expense/(income) and income tax expense/(benefit).

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

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

21.Parent company only condensed financial information

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company’s subsidiaries, VIEs and VIEs’ subsidiaries are recorded based upon its proportionate share of their net assets.

Condensed balance sheets (In thousands, except for share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$Note 2 (e)
ASSETS
Current assets:
Cash and cash equivalents	206	34	5
Prepayments and other current assets	48	12	2
Amounts due from VIEs and subsidiaries of the Company	1,282,168	1,319,324	180,747
TOTAL ASSETS	1,282,422	1,319,370	180,754

LIABILITIES
Amounts due to subsidiaries of the Company	451,097	465,016	63,707
Accrued expenses and other liabilities	3,973	6,172	846
Investment deficit in VIEs and subsidiaries of the Company	1,220,307	1,257,055	172,216
TOTAL LIABILITIES	1,675,377	1,728,243	236,769

Commitments and contingencies (Note 19)

SHAREHOLDERS’ DEFICIT
Class A Ordinary Shares (US$ 0.000125 par value per share; 1,750,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 503,747,680 shares outstanding as of December 31, 2023 and 2024, respectively)	454	454	62
Class B Ordinary Shares (US$ 0.000125 par value per share; 250,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 50,939,520 shares outstanding as of December 31, 2023 and 2024, respectively)	42	42	6
Additional paid-in capital	2,036,473	2,036,473	278,996
Accumulated other comprehensive income	73,607	73,143	10,021
Accumulated deficit	(2,503,531)	(2,518,985)	(345,100)
TOTAL SHAREHOLDERS’ DEFICIT	(392,955)	(408,873)	(56,015)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	1,282,422	1,319,370	180,754

PINTEC TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB in thousands, except for share data and per share data, or otherwise noted)

21.Parent company only condensed financial information (Continued)

Condensed statements of operations and comprehensive loss (In thousands)

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$Note 2 (e)
Operating expenses:
Sales and marketing expenses	—	1,621	(6)	(1)
General and administrative expenses	(4,431)	(813)	(2,107)	(289)
Research and development expenses	(2,515)	2,375	—	—
Total operating expenses	(6,946)	3,183	(2,113)	(290)

Equity in loss of subsidiaries	(183,229)	(81,704)	(13,167)	(1,804)
Other expense, net	(8)	(241)	(174)	(22)
Loss before income tax expense	(190,183)	(78,762)	(15,454)	(2,116)
Income tax expense	—	—	—	—
Net loss	(190,183)	(78,762)	(15,454)	(2,116)

Other comprehensive income/(loss):
Foreign currency translation adjustments net of nil tax	6,565	12,328	(464)	(65)
Total other comprehensive income/(loss)	6,565	12,328	(464)	(65)
Total comprehensive loss	(183,618)	(66,434)	(15,918)	(2,181)

Condensed statements of cash flows (In thousands)

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$Note 2 (e)
Net cash used in operating activities	(5,404)	(630)	(1,491)	(204)

Cash flows from investing activities:
Net cash advances from subsidiaries	2,018	(26,326)	(107)	(14)
Net cash inflow from disposal of subsidiary	118	—	—	—
Net cash provided by (used in) investing activities	2,136	(26,326)	(107)	(14)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	27,760	—	—
Proceeds from short-term borrowings	—	—	1,825	250
Net cash provided by financing activities	—	27,760	1,825	250

Effect of exchange rate changes on cash, cash equivalents	3,342	(1,927)	(399)	(55)

Net increase (decrease) in cash, cash equivalents	74	(1,123)	(172)	(23)
Cash and cash equivalents at beginning of the year	1,255	1,329	206	28
Cash and cash equivalents at end of the year	1,329	206	34	5