Form 20-F
period 2025-12-31
J & Friends Holdings Ltd
filed 2026-04-24
CIK 1716338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from         to

Commission file number: 001-38712

J and Friends Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 02/a, 7/F, A T Tower, 180 Electric Road

North Point, Hong Kong

(Address of principal executive offices)

Xin Yang, Chief Financial Officer

Telephone: +852 5649 4870

Email: ir@j-friends.com

Room 02/a, 7/F, A T Tower, 180 Electric Road

North Point, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing 35 Class A ordinary shares, par value US$0.000125 per share)	JF	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary shares, par value US$0.000125 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)

*	Not for trading, but only in connection with the listing of our American depositary shares on The Nasdaq Global Market, each American depositary share representing thirty-five Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, there were 599,465,862 Class A ordinary shares and 42,439,520 Class B ordinary shares, par value US$0.000125 per share, issued and outstanding.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“ADSs” refers to our American depositary shares, each of which represents 35 Class A ordinary shares;
●	“A$,” “Australian dollars,” or “AUD” refers to the legal currency of Australia;
●	“China” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” or “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.000125 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.000125 per share;
●	“Jimu Group” refers to our predecessor and its subsidiaries and variable interest entities that operate its peer-to-peer lending business;
●	“MSME” refers to micro, small and medium-sized enterprise;
●	“our predecessor” refers to Jimu Holdings Limited;
●	“other subsidiaries” means subsidiaries of the Parent other than the WFOEs;
●	“Parent” refers to J and Friends Holdings Limited, formally known as Pintec Technology Holdings Limited, our ultimate Cayman Islands holding company and a Nasdaq-listed company;
●	“registered users” refers to individuals who have registered on our system with their name, government-issued identification number and mobile phone number;
●	“RMB” or “Renminbi” refers to the legal currency of mainland China;
●	“Romantic Park” refers to Romantic Park Holdings Limited;
●	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;
●	“SME” refers to small and medium enterprise;
●	“U.S.” refers to the United States;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States;
●	“variable interest entities” or “VIEs” refers to Anquying (Tianjin) Technology Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd., or Beijing Jinke, Beijing Hongdian Fund Distributor Co., Ltd. and Beijing Xinshun Dingye Technology Co., Ltd., which are PRC companies in which the Parent did not have equity interests but whose financial results had been consolidated into the consolidated financial statements of the Parent in accordance with the U.S. GAAP based on a series of contractual arrangements up to and including October 2025;
●	“we,” “us,” “our company,” “our,” or “JF Cayman” refers to J and Friends Holdings Limited, formerly known as Pintec Technology Holdings Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, its variable interest entities in mainland China;

●	“wholly foreign-owned enterprises” or “WFOEs” refers to our wholly foreign-invested enterprises in mainland China, including Aixin Times (Chengdu) Enterprise Management Co., Ltd. and Aixin Times (Beijing) Enterprise Management Co., Ltd., in which we have not held any equity interests following our disposal of equity interests Romantic Park in November 2025; and
●	“ZIISMART” refers to ZIISMART Pty Ltd (Australian Company Number 662 551 564), which is a 51% owned subsidiary of ZIITECH.
●	“ZIITECH” refers to ZIITECH Pty Ltd (Australian Company Number 635 021 779), our subsidiary in which we hold 715,521 ordinary shares, representing 25.0% of the ordinary shares on issue (and approximately 23.77% of the total share capital, which includes both ordinary shares as well as Class C shares issued under ZIITECH’s employee incentive scheme which have limited voting rights) as of December 31, 2025. Since September 3, 2025, we have consolidated ZIITECH’s financial statements pursuant to a shareholders’ agreement dated September 3, 2025. See “Item 4. Information on the Company—C. Organizational Structure” for more details.

Effective October 1, 2025, we elected to change our reporting currency from Renminbi to U.S. dollars. The change in reporting currency is to better align the reporting currency with the underlying operations. Prior to October 1, 2025, we reported our consolidated balance sheets and consolidated statements of operations and comprehensive loss and shareholder’s equity and cash flows in Renminbi. The related financial statements and selected financial data prior to October 1, 2025 have been recast to reflect U.S. dollars as the reporting currency for comparison to the financial results for the year ended December 31, 2025.

The functional currency of our Company and subsidiaries incorporated in the British Virgin Islands and in Hong Kong is U.S. dollars; the functional currency of ZIITECH and ZIISMART is Australian dollars; the functional currency of the Singapore entity is Singapore dollars; and the functional currency of the PRC entities, including those disposed on December 31, 2025, is Renminbi. In the consolidated financial statements, the financial information of our entities located in the PRC, Singapore and Australia has been translated into U.S. dollars. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the reporting period.

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

Item 3.Key Information

Implications of Being a Company with the Holding Company Structure

The Historical VIE Structures

J and Friends Holdings Limited, the Parent, is the ultimate Cayman Islands holding company with no material operations of its own. Historically, the Parent carried out its business in mainland China through the WFOEs and their respective contractual arrangements, commonly known as the VIE structures, with the VIEs based in mainland China and their respective shareholders. In November 2025, the Parent entered into a Share Transfer Agreement to dispose of its equity interests in Romantic Park, a Cayman Islands entity indirectly holding the entire equity interest in the WFOEs, pursuant to which the Parent has no longer been considered as the ultimate beneficiary of any VIE and does not hold any VIE following the divestment.

The former VIE structures were through a series of agreements, including those by and among Aixin Times (Chengdu) Enterprise Management Co., Ltd., Anquying (Tianjin) Technology Co., Ltd. and the shareholders of Anquying (Tianjin) Technology Co., Ltd., those by and among Aixin Times (Beijing) Enterprise Management Co., Ltd., Beijing Xinshun Dingye Technology Co., Ltd. and the shareholders of Beijing Xinshun Dingye Technology Co., Ltd., those by and among Aixin Times (Beijing) Enterprise Management Co., Ltd., Pintec Jinke (Beijing) Technology Information Co., Ltd. and the shareholders of Pintec Jinke (Beijing) Technology Information Co., Ltd., and those by and among Aixin Times (Beijing) Enterprise Management Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd. (“Beijing Hongdian”) and the shareholders of Beijing Hongdian. The series of agreements generally comprises executive business cooperation agreements (or exclusive technology consulting and service agreement), equity pledge agreements, exclusive option agreements, shareholders’ voting rights proxy agreements and spousal consent letters. Under the contractual arrangements, we (i) were considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs, (ii) received substantially all of the economic benefits of the VIEs, (iii) had the pledge right over the equity interests in the VIEs as the pledgee, and (iv) had an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law, until we disposed of our equity interests in the WFOEs in November 2025. For details, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Former Variable Interest Entities.”

Financial Information Related to the VIE Structures

The following tables provide the condensed consolidating schedules depicting the financial position for the parent, the consolidated VIEs, the WFOEs and an aggregation of other entities, eliminating intercompany amounts and consolidated totals as of December 31, 2024. As of December 31, 2025, the financial position has no financial information of VIE structure upon divesture of VIEs in November 2025.

	As of December 31, 2024
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(US$ in thousands)
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	5	—	—	—	—	—	5
Assets of discontinued operations	8,531	138,690	2,092	72,616	(126,165)	(81,600)	14,164
Including:
Cash and cash equivalents	—	2,263	1,374	50	—	—	3,687
Restricted cash-non current	—	685	—	—	—	—	685
Financing receivables, net	—	8,782	—	—	—	—	8,782
Accounts receivables, net	—	2,096	—	289	—	(1,914)	471
Amounts due from other subsidiaries	180,747	12,377	—	5,076	(12,377)	(185,823)	—
Amounts due from WFOEs	—	113,772	—	1,635	(113,772)	(1,635)	—
Amounts due from VIEs	—	—	711	110	—	(821)	—
Amounts due from Parent	—	16	—	63,690	(16)	(63,690)	—
Investment deficit in subsidiaries of the Company	(172,216)	—	—	(105,175)	—	277,391	—
Other assets of discontinued operations	—	(1,301)	7	106,941	—	(105,108)	539
Other assets	2	—	—	—	—	—	2
Total Assets	8,538	138,690	2,092	72,616	(126,165)	(81,600)	14,171
Liabilities of discontinued operations	64,030	283,958	3,653	73,262	(235,686)	(121,437)	67,780
Including:
Amounts due to other subsidiaries	64,013	65,318	302	2,732	(65,318)	(66,724)	323
Amounts due to WFOEs	—	170,368	—	—	(170,368)	—	—
Amounts due to VIEs	17	—	3,273	1,776	—	(5,066)	—
Amounts due to Parent	—	—	—	68,460	—	(68,460)	—
Amounts due to related parties	—	41,496	—	—	—	—	41,496
Other liabilities of discontinued operations	—	6,776	78	294	—	18,814	25,962
Other liabilities	522	—	—	—	—	—	522
Total Liabilities	64,552	283,958	3,653	73,262	(235,686)	(121,437)	68,302
Total JF Cayman’s (Deficit)/Equity	(56,014)	(147,176)	(1,561)	(646)	109,521	39,837	(56,039)
Non-controlling interests	—	1,908	—	—	—	—	1,908

Total (Deficit)/Equity	(56,014)	(145,268)	(1,561)	(646)	109,521	39,837	(54,131)

The following tables provide the condensed consolidating schedules depicting the results of operations for the parent, the consolidated VIEs, the WFOEs and an aggregation of other entities, eliminating intercompany amounts and consolidated totals for the years indicated.

	For the Year Ended December 31, 2023
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(US$ in thousands)
Condensed Consolidating Schedule of Results of Operations
Cost of revenue from continuing operations	46	—	—	—	—	—	46
Operating expenses from continuing operations	450	—	—	(150)	—	—	300
Income/(loss) from continuing operations	496	—	—	(150)	—	—	346
Other loss	(6,052)	—	—	—	—	—	(6,052)
Loss from continuing operations before income taxes	(5,556)	—	—	(150)	—	—	(5,706)
Income tax expenses from continuing operations	—	—	—	—	—	—	—
Net loss from continuing operations	(5,556)	—	—	(150)	—	—	(5,706)
Revenues from discontinued operations	—	6,800	347	1,921	(1,157)	(466)	7,445
including revenues related to service fees paid by other subsidiaries	—	1,157	—	—	(1,157)	—	—
including revenues related to service fees paid by WFOEs	—	—	—	—	—	—	—
including revenues related to service fees paid by VIEs	—	—	200	266	—	(466)	—
Cost of revenues from discontinued operations	(46)	(5,419)	(3)	(1,355)	266	1,117	(5,440)
including cost of revenues related to service fees paid to other subsidiaries	—	(266)	—	—	266	—	—
including cost of revenues related to service fees paid to WFOEs	—	—	—	—	—	—	—
including cost of revenues related to service fees paid to VIEs	—	—	—	(1,117)	—	1,117	—
Operating expenses from discontinued operations	—	(4,308)	(1,707)	(2,593)	201	168	(8,239)
including service fees paid to other subsidiaries	—	—	—	—	—	—	—
including service fees paid to WFOEs	—	(200)	—	—	201	—	1
including service fees paid to VIEs	—	—	—	(169)	—	168	(1)
Loss from discontinued operations	(46)	(2,927)	(1,363)	(2,027)	(690)	819	(6,234)
Other income/(loss)	—	75	(482)	(2,098)	—	1,077	(1,428)
Share of income/(loss) from VIEs	—	—	(1,212)	—	—	1,212	—
Share of loss from subsidiaries	(11,468)	—	(1,342)	(7,545)	—	20,355	—
Income/(loss) from discontinued operations before income taxes	(11,514)	(2,852)	(4,399)	(11,670)	(690)	23,463	(7,662)
Income tax benefit from discontinued operations	—	1,640	—	—	—	323	1,963
Net income/(loss) from discontinued operations	(11,514)	(1,212)	(4,399)	(11,670)	(690)	23,786	(5,699)
Net income/(loss)	(17,070)	(1,212)	(4,399)	(11,820)	(690)	23,786	(11,405)
Less: net loss attributable to non-controlling interests	—	—	—	(352)	—	—	(352)
Net income/(loss) attributable to JF Cayman’s shareholders	(17,070)	(1,212)	(4,399)	(11,468)	(690)	23,786	(11,053)

	For the Year Ended December 31, 2024
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(US$ in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating expenses from continuing operations	(294)	—	—	—	—	—	(294)
Loss from continuing operations	(294)	—	—	—	—	—	(294)
Other loss	(24)	—	—	—	—	—	(24)
Loss from continuing operations before income taxes	(318)	—	—	—	—	—	(318)
Income tax expense from continuing operations	—	—	—	—	—	—	—
Net loss from continuing operations	(318)	—	—	—	—	—	(318)
Revenues from discontinued operations	—	4,346	4	593	(59)	—	4,884
including revenues related to service fees paid by other subsidiaries	—	59	—	—	(59)	—	—
including revenues related to service fees paid by WFOEs	—	—	—	—	—	—	—
including revenues related to service fees paid by VIEs	—	—	—	—	—	—	—
Cost of revenues from discontinued operations	—	(1,451)	—	(392)	—	59	(1,784)
including cost of revenues related to service fees paid to other subsidiaries	—	—	—	—	—	—	—
including cost of revenues related to service fees paid to WFOEs	—	—	—	—	—	—	—
including cost of revenues related to service fees paid to VIEs	—	—	—	(59)	—	59	—
Operating expenses from discontinued operations	—	(3,309)	(1,065)	(391)	—	—	(4,765)
including service fees paid to other subsidiaries	—	—	—	—	—	—	—
including service fees paid to WFOEs	—	—	—	—	—	—	—
including service fees paid to VIEs	—	—	—	—	—	—	—
Loss from discontinued operations	—	(414)	(1,061)	(190)	(59)	59	(1,665)
Other income/(loss)	—	25	(1)	—	—	—	24
Share of loss from VIEs	—	—	(484)	—	—	484	—
Share of loss from subsidiaries	(1,830)	—	(326)	(1,546)	—	3,702	—
Loss from discontinued operations before income taxes	(1,830)	(389)	(1,872)	(1,736)	(59)	4,245	(1,641)
Income tax expense from discontinued operations	—	(95)	—	—	—	—	(95)
Net loss from discontinued operations	(1,830)	(484)	(1,872)	(1,736)	(59)	4,245	(1,736)
Net loss	(2,148)	(484)	(1,872)	(1,736)	(59)	4,245	(2,054)
Less: net income attributable to non—controlling interests	—	—	—	94	—	—	94
Net loss attributable to JF Cayman’s shareholders	(2,148)	(484)	(1,872)	(1,830)	(59)	4,245	(2,148)

	For the Year Ended December 31, 2025
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(US$ in thousands)
Condensed Consolidating Schedule of Results of Operations
Revenues from continuing operations	—	—	—	1,598	—	—	1,598
Cost of revenue from continuing operations	—	—	—	(455)	—	—	(455)
Operating expenses from continuing operations	(275)	—	(51)	(2,157)	—	—	(2,483)
Loss from continuing operations	(275)	—	(51)	(1,014)	—	—	(1,340)
Other (loss)/income	(317)	—	—	850	—	—	533
Share of loss from subsidiaries	(164)	—	—	—	—	164	—
Loss from continuing operations before income taxes	(756)	—	(51)	(164)	—	164	(807)
Income tax benefit from continuing operations	—	—	—	65	—	—	65
Net loss from continuing operations	(756)	—	(51)	(99)	—	164	(742)
Revenues from discontinued operations		3,360	—	221	—		3,581
including revenues related to service fees paid by other subsidiaries	—	—	—	—	—	—	—
including revenues related to service fees paid by WFOEs	—	—	—	—	—	—	—
including revenues related to service fees paid by VIEs	—	—	—	—	—	—	—
Cost of revenues from discontinued operations	—	(1,155)	—	(260)	—	—	(1,415)
including cost of revenues related to service fees paid to other subsidiaries	—	—	—	—	—	—	—
including cost of revenues related to service fees paid to WFOEs	—	—	—	—	—	—	—
including cost of revenues related to service fees paid to VIEs	—	—	—	—	—	—	—
Operating expenses from discontinued operations	—	(2,034)	(897)	(286)	—	—	(3,217)
including service fees paid to other subsidiaries	—	—	—	—	—	—	—
including service fees paid to WFOEs	—	—	—	—	—	—	—
including service fees paid to VIEs	—	—	—	—	—	—	—
Loss from discontinued operations	—	171	(897)	(325)	—	—	(1,051)
Other (loss)/income	—	(32)	6	—	—	—	(26)
Share of income from VIEs	—	—	417	—	—	(417)	—
Share of loss from subsidiaries	(569)	—	(687)	(362)	—	1,618	—
(Loss)/income from discontinued operations before income taxes	(569)	139	(1,161)	(687)	—	1,201	(1,077)
Income tax benefit from discontinued operations	—	278	—	—	—	—	278
Net (loss)/income from discontinued operations	(569)	417	(1,161)	(687)	—	1,201	(799)
Net (loss)/income	(1,325)	417	(1,212)	(786)	—	1,365	(1,541)
Less: net loss attributable to non—controlling interests	—	—	—	(217)	—	—	(217)
Net (loss)/income attributable to JF Cayman’s shareholders	(1,325)	417	(1,212)	(569)	—	1,365	(1,324)

The following tables provide the condensed consolidating schedules depicting the cash flows for the parent, the consolidated VIEs, the WFOEs and an aggregation of other entities, eliminating intercompany amounts and consolidated totals for the years presented.

	For the Year Ended December 31, 2023
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(US$ in thousands)
Condensed Consolidating Schedule of Cash Flows
Net cash provided by (used in) operating activities	(366)	(663)	209	5,846	4,145	(7,956)	1,215
Net cash provided by (used in) investing activities	(3,718)	5,085	—	—	—	3,614	4,981
Net cash provided by (used in) financing activities	3,920	—	(41)	(40,227)	—	32	(36,316)
Effect of exchange rate changes on cash and cash equivalents	—	(60)	(202)	(521)	(4,145)	4,310	(618)
Net increase (decrease) in cash and cash equivalents, and restricted cash	(164)	4,362	(34)	(34,902)	—	—	(30,738)
Cash and cash equivalents, and restricted cash at the beginning of year	193	1,715	39	35,200	—	—	37,147
Cash and cash equivalents, and restricted cash at the end of year	29	6,077	5	298	—	—	6,409

	For the Year Ended December 31, 2024
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(US$ in thousands)
Condensed Consolidating Schedule of Cash Flows
Net cash (used in) provided by operating activities	(263)	(332)	1,389	(243)	—	(2,623)	(2,072)
Net cash used in investing activities	(15)	(2,673)	—	—	—	2,677	(11)
Net cash provided by financing activities	254	—	—	—	—	—	254
Effect of exchange rate changes on cash and cash equivalents	—	(124)	(20)	(5)	—	(54)	(203)
Net increase (decrease) in cash and cash equivalents, and restricted cash	(24)	(3,129)	1,369	(248)	—	—	(2,032)
Cash and cash equivalents, and restricted cash at the beginning of year	29	6,077	5	298	—	—	6,409
Cash and cash equivalents, and restricted cash at the end of year	5	2,948	1,374	50	—	—	4,377

	For the Year Ended December 31, 2025
				Other	VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs	Subsidiaries	Elimination	Adjustments	Total

	(US$ in thousands)
Condensed Consolidating Schedule of Cash Flows
Net cash (used in) provided by operating activities	(1,679)	1,903	(902)	824	—	—	146
Net cash provided by (used in) investing activities	152	(4,870)	(479)	(75)	4,871	(4,871)	(5,272)
Net cash provided by financing activities	1,550	—	—	—	—	—	1,550
Effect of exchange rate changes on cash and cash equivalents	—	19	26	99	—	—	144
Net increase (decrease) in cash and cash equivalents, and restricted cash	23	(2,948)	(1,355)	848	—	—	(3,432)
Cash and cash equivalents, and restricted cash at the beginning of year	5	2,948	1,374	50	—	—	4,377
Cash and cash equivalents, and restricted cash at the end of year	28	—	19	898	—	—	945

Cash Flows through Our Organization

Historically, under the contractual arrangements, our ability to pay dividends to the shareholders and to service any debt we incurred, highly depended upon dividends paid by the WFOEs to us and service fees paid by the VIEs to the WFOEs, despite that we may obtain financing at the holding company level through other methods. For instance, if any of the WFOEs or the VIEs incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us and our shareholders, as well as the ability to settle amounts owed under the contractual arrangements. In 2023, 2024 and 2025, the total amount of cash paid by VIEs to WFOEs was US$0.5 million, US$3.1 million and US$0.4 million, respectively, including service fees that the VIEs paid to the WFOEs under the contractual arrangements of US$0.2 million, nil and nil.

After our acquisition of equity interests in ZIITECH in September 2025 and disposal of equity interests in Romantic Park in November 2025, our ability to pay dividends to the shareholders and to service any debt we may incur, highly depends upon dividends paid by our subsidiaries outside mainland China. Historically, we did not pay any dividends or make any distributions to shareholders, including any U.S. investors, nor do we have any present plan to pay any cash dividends in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for details.

For the years ended December 31, 2023, 2024 and 2025, the cash flows that have occurred between the Parent, the WFOEs, the VIEs and subsidiaries are summarized as the following:

	For the Year Ended December 31,
	2023	2024	2025(1)
	US$	US$	US$

	(in thousands)
Cash received by parent company from equity owned subsidiaries	3,981	—	591
Cash paid by VIEs to equity owned subsidiaries	263	193	146
Cash received by VIEs from equity owned subsidiaries	2,848	179	84
Cash paid by WFOEs to equity owned subsidiaries	1,885	145	253
Cash received by WFOEs from equity owned subsidiaries	—	—	—
Cash paid by VIEs to WFOEs	459	3,082	356
Cash received by VIEs from WFOEs	316	499	162

Note:

(1)	The VIE structure in mainland China was terminated in November 2025, in connection with our disposal of equity interests in Romantic Park.

Our Historical Operations and Applicable Regulatory Permissions in the PRC

Historically, we, through the WFOEs and the VIEs, conducted our operations in mainland China, which are governed by PRC laws and regulations. In November 2025, in connection with our disposal of equity interests in Romantic Park, all of the WFOEs and VIEs were divested. As of the date of this annual report, we had PRC subsidiaries PrimeStart (Beijing) Enterprise Management Co., Ltd., a PRC subsidiary wholly owned by Next Hop Hong Kong Limited, and Beijing YJZY Tech Co., Ltd., a PRC subsidiary wholly owned by ZIITECH and no longer have any revenue-generating operations in China.

Following the divestment of our mainland China business in 2025 and since we no longer have any revenue-generating operations in China, we believe that we are no longer subject to PRC laws, regulations or regulatory oversight in relation to the divested business, and we believe that the risk of being penalized for violations of such PRC laws, regulations or regulatory oversight is relatively low in relation to the above two subsidiaries in mainland China without any revenue. However, PRC authorities may exercise broad discretion in interpreting and enforcing PRC laws, and the scope of such laws may be applied extraterritorially or in ways that differ from our expectations. Accordingly, PRC regulators may take a different view and could seek to assert jurisdiction over us or subject us to PRC regulatory requirements. Any such assertion could result in regulatory inquiries, compliance obligations, increased costs, or other adverse consequences. For regulatory risks associated with our historical operations in mainland China, see “—D. Risk Factors—Risks Relating to Our Historical Operations in China.” See “Item 4. Information on the Company—B. Business Overview— Regulations— PRC” for a summary of PRC laws and regulations applicable to our historical operations in mainland China.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our auditor, Marcum Asia CPAs LLP, headquartered in New York, New York, was not included in the list of PCAOB identified firms pursuant to the 2021 determination. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, we were not identified as a Commission-Identified Issuer and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and the possibility of being a Commission-Identified Issuer and risk of delisting could continue to adversely affect the trading price of our securities. For details, see “D. Risk Factors—Risks Relating to Our Business—If the PCAOB is unable to inspect our auditors as required under the Holdings Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.”

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business

●	We underwent a series of corporate restructuring in 2025. We are at an early stage of business transformation, and may not be able to effectively implement our future business strategies and investment, in which case our business and results of operations may be materially and adversely affected
●	Investments in and acquisitions of assets, technologies and businesses may fail and may result in equity dilution or significant diversion of management attention.

●	Our technology systems may fail to operate as intended, and any interruption, defect or cybersecurity incident could harm our business and adversely affect our results of operations.
●	If the PCAOB is unable to inspect our auditors as required under the Holdings Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.
●	If we fail to comply with laws and contractual obligations related to data privacy and protection, our business, results of operations and financial condition could be materially and adversely affected.
●	If any wealth management financial product or service previously provided by us or the business practices of us or any of our financial partners for our historical financial solution business are deemed to violate any PRC laws or regulations, our business, financial condition and results of operations could be materially and adversely affected.

Risks Relating to Our Operations Across Multiple Jurisdictions

●	There is uncertainty regarding the identification of whether we are a non-PRC company. The Chinese government exercises discretion in interpreting and enforcing PRC laws, and therefore may exert oversight and supervision over the manner in which we must conduct our business activities and may intervene or influence our operations at any time in accordance with the applicable laws and regulations, which could result in a material change in our operations and the value of our ADSs.
●	There is uncertainty whether our subsequent securities offerings are subject to additional compliance procedures, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China.
●	We cannot assure you that our prior involvement with PRC entities disposed of in 2025 will not continue to adversely affect us. Our previous affiliations with such entities may give rise to residual risks that could materially and adversely affect our business, results of operations, financial condition, and reputation.
●	Limitations on credit enhancement may adversely affect our access to funding.
●	Our historical financial solution business may be deemed to operate a financing guarantee business by the PRC regulatory authorities.
●	Our historical financial solution business subject us to regulatory uncertainties relating to consumer finance in mainland China, which could harm our business, financial condition and results of operations.
●	Regulatory uncertainties relating to campus online lending may materially and adversely affect our business and results of operations

Risks Relating to Our ADSs

●	The trading price of our ADSs has declined significantly since listing, and our ADSs could be delisted from Nasdaq or trading could be suspended, which could result in substantial losses to investors.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Relating to Our Business

We underwent a series of corporate restructuring in 2025. We are at an early stage of business transformation, and may not be able to effectively implement our future business strategies and investment, in which case our business and results of operations may be materially and adversely affected.

In 2025, we underwent a series of corporate restructuring. As of the date of this annual report, we have terminated our historical businesses in China. We no longer have revenue-generating operations in China. We have also exited our historical financial solution business in mainland China. As such, our reported historical financial results may not be indicative of our future performance. We have repositioned to become a technology company. We are transforming into a merchant digitization and commerce-enablement business, offering cloud-based point-of-sale and business management software. However, our new business strategy is currently at an early stage, and we cannot assure you that our business development in the technology sector will succeed at all.

We may also seek other new business strategies, new business opportunities or new business acquisitions or partnerships, expand into new vertical sectors or geographic markets we believe are attractive from time to time. Investment in such new business strategies is inherently risky, and may involve significant risks and uncertainties, including limitation of management’s resources, greater-than-expected liabilities and expenses, economic, political, legal and regulatory challenges associated with operating in new businesses, regions or countries, and inadequate return on capital. In addition, we cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, and we cannot assure you that we will be able to manage our growth or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

Investments in and acquisitions of assets, technologies and businesses may fail and may result in equity dilution or significant diversion of management attention.

As part of our long-term growth strategy, we may pursue acquisitions and strategic investments, including through limited partnership contributions, asset injections, or other financing or investment arrangements. In September 2025, we acquired a 25.0% ordinary shareholding in ZIITECH in exchange for the issuance of 83,726,789 Class A ordinary shares to the transferors, representing approximately 13.0% of our total outstanding ordinary shares as of December 31, 2025.

Any similar future investments may require us to issue a substantial number of additional ordinary shares, which would dilute the equity interests of our existing shareholders. Moreover, any future sales of our shares by significant shareholders—whether individually or collectively—could adversely affect the market price of our shares.

In addition, any future investments or acquisitions that require us to issue a substantial number of additional ordinary shares would dilute the equity interests of our existing shareholders. Moreover, any future sales of our shares by significant shareholders—whether individually or collectively—could adversely affect the market price of our shares. In addition, any future cash investments, capital injections, or financial support provided to our investment targets could materially reduce our available cash resources and negatively impact our working capital. If we choose to raise additional capital through the issuance of equity or equity linked securities, our existing shareholders may experience further dilution. If we incur debt financing, we may become subject to restrictive covenants that limit our ability to undertake certain actions, including incurring additional indebtedness, making capital expenditures, paying dividends, or engaging in other corporate activities.

Our business model is unproven.

We are transforming into a merchant digitalization and commerce-enablement business with limited operating history in its current form, involving new solutions and capabilities, monetization approaches, customer segments and competitive dynamics, and our ability to forecast demand, merchant adoption, retention, usage levels and unit economics is limited; if our key assumptions regarding product-market fit, customer acquisition costs, renewal and churn rates, expansion within existing merchants, and the scalability and profitability of our model prove incorrect, we may fail to achieve expected growth or margins, may be required to adjust our strategy or commercial terms, and may incur higher costs, any of which could materially and adversely affect our business, financial condition and results of operations.

We may face a number of operational risks in our merchant digitization commerce-enablement business.

We are transforming into a platform business serving food & beverage and retail merchants with solutions that enable digitized in-store and omni-channel commerce. Our ability to execute this strategy and generate sustainable growth depends on merchant adoption, retention and expansion, and our results may be adversely affected by competitive dynamics, pricing pressure, longer or less predictable sales cycles, and the pace at which merchants migrate from incumbent or legacy solutions. In addition, our revenue and growth may be sensitive to merchant churn, the number of active merchant locations, and, to the extent we generate usage- or transaction-based fees, fluctuations in merchant activity levels and consumer demand.

Our business also relies on establishing and maintaining key commercial relationships with third parties that support merchant commerce enablement. These counterparties may change their strategic priorities, modify commercial terms, impose additional requirements or costs, delay or suspend cooperation, or terminate relationships. In addition, our arrangements with third parties may involve revenue-sharing or other economics that could reduce our margins, and we may have limited ability to negotiate or enforce favorable terms. If we are unable to establish and maintain such commercial relationships on commercially reasonable terms, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to develop and offer solutions that meet merchant needs and expectations, our business, financial condition and results of operations could be materially and adversely affected.

Our ability to grow our merchant digitization and commerce-enablement business depends on our ability to develop and offer satisfactory solutions that deliver measurable value to merchants and remain competitive in a rapidly evolving market. Merchant requirements vary by industry, size and jurisdiction, and are influenced by changing consumer behavior, competitive dynamics and regulatory and industry standards. If our solution features, functionality, ease of use, pricing or overall value proposition do not meet merchant expectations, or if we fail to effectively introduce new products or enhancements in a timely manner, merchants may choose competing solutions, delay adoption, reduce usage, or terminate their relationships with us.

In addition, our competitive position may be adversely affected by innovations introduced by existing and new competitors, including offerings that are priced aggressively. If we are unable to differentiate our offerings, or respond effectively to market changes, we may experience slower growth, increased churn, reduced expansion within existing merchants, and heightened pricing pressure. Any of these factors could materially and adversely affect our business, financial condition and results of operations.

If we are unable to attract new merchants and retain existing merchants, our business, financial condition and results of operations could be materially and adversely affected.

Our growth depends on our ability to acquire new merchants and maintain and expand relationships with existing merchants. The decision to adopt or switch operating systems may involve lengthy and unpredictable sales cycles, internal approvals, and operational considerations, and prospective merchants may be reluctant to change existing systems due to perceived switching costs, business disruption, or contractual commitments with current providers. If we are unable to effectively identify and convert suitable merchants, or if our sales and marketing efforts are unsuccessful or become more expensive, our customer acquisition costs may increase and our revenue growth may slow.

We may also experience merchant churn or reduced usage, which could adversely affect our recurring revenue base and operating results. Merchants may cancel, downgrade, reduce the number of active locations, or shift spending away from our offerings due to competitive offerings, pricing pressure, dissatisfaction with product performance or support, adverse economic conditions, or changes in their own operations. Because a portion of our revenues may be recurring or usage-based, reduced renewals, lower expansion rates, or decreased merchant activity levels could have a disproportionate effect on our revenues, margins and cash flows, and could materially and adversely affect our business, financial condition and results of operations.

Our technology systems may fail to operate as intended, and any interruption, defect or cybersecurity incident could harm our business and adversely affect our results of operations.

Merchants rely on our platform to support core commercial activities, and our business depends on the availability, performance and integrity of our systems. Any outage, degradation, latency, software defect, processing error, failed upgrade or other interruption, whether due to internal systems issues, human error, capacity constraints, third-party infrastructure failures or other causes, could disrupt merchant operations, result in lost sales for merchants, increase support and remediation costs, lead to service credits or contractual claims, and harm our reputation, which could in turn reduce merchant retention and new customer acquisition.

We are also exposed to cybersecurity risks, including unauthorized access, ransomware, malware, phishing, denial-of-service attacks and other security incidents that could compromise our systems or sensitive merchant and consumer information. Any actual or perceived security breach could require significant remediation efforts, result in legal claims and regulatory investigations, and cause merchants to reduce or discontinue use of our services. In addition, our reliance on third-party service providers and integrations may increase the frequency or severity of these risks and limit our ability to prevent, detect or mitigate them.

If we are unable to provide effective implementation and ongoing customer support, our ability to acquire and retain merchants could be harmed, which could adversely affect our business and results of operations.

Our growth depends in part on our ability to onboard merchants efficiently and provide timely, high-quality support, including training, troubleshooting and ongoing assistance. If we fail to meet merchant expectations regarding responsiveness, issue resolution or service quality, merchants may delay deployments, reduce usage, decline to expand to additional locations, or terminate their relationship with us. Any deterioration in service quality could also harm our reputation and increase churn, which would negatively affect our recurring revenue base and operating results.

As we expand our merchant base, introduce new functionality and serve larger or multi-site merchants, the complexity and volume of support requests may increase. If we are unable to scale our support organization, processes and tools in a cost-effective manner, or if we experience difficulties hiring, training and retaining qualified personnel, our operating costs may increase and our ability to maintain service levels may be impaired, which could materially and adversely affect our business, financial condition and results of operations.

We generate a significant proportion of our revenues through a limited number of customers.

We generate a significant proportion of our total revenues through a limited number of customers. We generated 0%, 0% and 43.8% of our total revenues from continuing operations through cooperation with our top five customers in 2023, 2024 and 2025, respectively. Our partnerships with these customers are not on an exclusive basis. In addition, our contracts with them typically have a duration of one year, with most of which providing for automatic renewal. If these customers change their policies, terminate their partnership or do not renew their cooperation agreements with us, our business and result of operations may be materially and adversely affected. If we are not able to expand into new verticals and increase penetration in existing verticals to increase the number of our customers, retain our existing customers or renew our existing contracts with major customers on terms favorable to us, our results of operations will be materially and adversely affected.

If we do not compete effectively, our results of operations could be harmed.

The markets for merchant digitization and commerce enablement are highly competitive, rapidly evolving and characterized by frequent new solution introductions, changing customer preferences and aggressive pricing. We compete with a wide range of participants, including well-capitalized global and regional providers, integrated payment companies offering bundled solutions, and smaller niche vendors. Many of our competitors have significantly greater financial, technical, marketing and distribution resources, broader brand recognition, longer operating histories, and established customer relationships, and may be able to respond more quickly to technological changes and market opportunities than we can. If we are unable to differentiate our offerings, deliver a compelling value proposition, maintain competitive pricing and commercial terms, and execute our product roadmap in a timely manner, we may lose existing merchants, fail to attract new merchants, and be unable to achieve expected growth or profitability, which could materially and adversely affect our business, financial condition and results of operations.

We may not be able to achieve or increase profitability in the future.

We recorded net loss of US$11.4 million, US$2.1 million and US$1.5 million in 2023, 2024 and 2025 and net loss from continuing operations of US$5.7 million, US$0.3 million and US$0.7 million in 2023, 2024 and 2025. We cannot assure you that we will be able to achieve or increase profitability in the future. Our ability to achieve profitability will depend primarily on our ability to collaborate with business partners, our ability to manage risk, and our ability to manage product mix to continue to attract new users while maintaining or improving our overall gross margins. Our ability to achieve profitability will also depend on macro factors such as the conditions of the consumer finance market and SME financing market in China. There can be no assurance that we will achieve profitability at all and we may experience net losses in the future.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

Our total current assets decreased from US$12.9 million as of December 31, 2024 to US$1.8 million as of December 31, 2025. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses for the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern. To alleviate the pressure of capital liquidity, we have obtained approval of certain lines of credit from third parties. Moreover, we have taken measures to improve operating efficiency and control costs, including downsizing staff to cope with the decrease in business volume and revenue, standardizing our finance and operation policies, enhancing internal controls and creating a synergy of our resources. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements.

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

Any negative publicity with respect to us, our shareholders, directors or officers, our business partners or the industries in which we operate may materially and adversely affect our business and results of operations.

Negative publicity regarding us, our shareholders, directors or officers, our business partners or the industries in which we operate, whether or not such publicity is accurate, could damage our reputation and brand, reduce confidence among merchants, consumers, counterparties and other stakeholders, and adversely affect our ability to attract and retain customers and business partners. Such publicity may relate to, among other things, allegations of misconduct, regulatory or law enforcement inquiries, litigation, data privacy or cybersecurity incidents, product or service quality issues, conflicts of interest, financial performance, or other matters involving us or third parties with whom we do business. In addition, publicity concerning the broader industries in which we operate, including the merchant technology or e-commerce sectors, could lead to heightened scrutiny, changes in stakeholder perceptions or regulatory developments that negatively impact our business. The rapid dissemination of information through social media and other channels may amplify these effects, and responding to reputational issues may require significant management attention and expense. As a result, any such negative publicity could materially and adversely affect our business, financial condition and results of operations.

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

We have access to a large amount of data and personal information, including financial information and personally identifiable information. While we have security measures in place to protect such data, our solutions and underlying infrastructure may in the future be materially breached or compromised as a result of the following:

●	third-party attempts to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information to gain access to our customers’ data, our data or our IT systems;
●	efforts by individuals or groups of hackers and sophisticated organizations;
●	cyberattacks on our internally built infrastructure;
●	vulnerabilities resulting from enhancements and upgrades to our existing solutions;
●	vulnerabilities in third-party infrastructure and systems and applications that our solutions operate in conjunction with or are dependent on;
●	vulnerabilities existing within newly acquired or integrated technologies and infrastructure;
●	attacks on, or vulnerabilities in, the many different underlying networks and services that power the internet that our solutions depend on, most of which are not under our control; and
●	employee or contractor errors or intentional acts that compromise our security systems.

These risks may be mitigated, to the extent possible, by our ability to maintain and improve business and data governance policies, enhanced processes and internal security controls, including our ability to escalate and respond to known and potential risks. Although we have developed systems and processes designed to protect confidential data, we can provide no assurance that such measures will provide absolute security. For example, our ability to mitigate these risks may be affected by the following:

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

If we fail to protect such data, our business, results of operations and financial condition could be materially and adversely affected.

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

We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical and sales personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve users and financial service providers could diminish, resulting in a material adverse effect to our business.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the year ended December 31, 2025, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2025, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that have been identified relates to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC; (ii) our lack of formal internal control framework over financial reporting, including lack of sufficient entity level control policies and procedures, and lack of appropriate segregation of functions and duties. These material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy the material weaknesses. For example, we engaged a consulting firm with extensive U.S. GAAP experiences to strengthen our internal control over financial reporting. For details, see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our auditors, Marcum Asia CPAs LLP, are an independent registered public accounting firm that issued the audit report included elsewhere in the annual report. As auditors of publicly traded companies in the United States and a U.S.-based accounting firm registered with the PCAOB, they are subject to U.S. laws that require the PCAOB to conduct regular inspections to assess their compliance with applicable professional standards. Our auditor, headquartered in New York, New York, was not included in the list of PCAOB identified firms pursuant to the 2021 determination. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, we were not identified as a Commission-Identified Issuer and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Fluctuations in exchange rates could have a material adverse effect on our results of operations.

Prior to our disposal of equity interests in Romantic Park in November 2025, substantially all of our revenue and costs were denominated in Renminbi. The Renminbi fluctuated against the U.S. dollar, at times significantly and unpredictably. During those periods, appreciation or depreciation of the Renminbi relative to the U.S. dollar affected the amounts we received when converting U.S. dollars into Renminbi for operations and the amounts available when converting Renminbi into U.S. dollars for dividends or other purposes. Hedging options in mainland China were limited, and we did not enter into hedging transactions. As a result, exchange rate volatility could adversely affect our historical results.

We now operate in multiple international markets, which exposes us to the effect of fluctuations in currency exchange rates as we report our financials in U.S. dollars. fluctuations in the exchange rates among the local currencies that we use could create economic instability that may increase our expenses and harm our business operations. The conversion of one currency into another currency is based on rates set by relevant authorities in each of the countries and regions where we operate and is affected by, among other things, changes in each country or region’s political and economic conditions and its foreign exchange policies. Any significant appreciation or depreciation of the currencies of the countries and regions where we operate may have a material and adverse effect on the value of, and any dividends payable on, our ADSs in U.S. dollars and your investment.

We cannot assure you that the currencies of the countries and regions where we operate will not appreciate or depreciate significantly in value against U.S. dollar in the future. It is difficult to predict how market forces or government policy may impact the exchange rate among the currencies of the countries and regions where we operate and the U.S. dollar in the future. Limited hedging options are available in certain jurisdictions where we operate. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain insurance coverage that we believe is appropriate for our business. However, our insurance coverage may not be sufficient to cover all risks or losses we may incur. In addition, we cannot assure you that we will be able to successfully recover under our insurance policies on a timely basis, or at all. If we suffer uninsured or underinsured losses, or if our insurance recoveries are significantly less than our actual losses, our business, financial condition and results of operations could be materially and adversely affected.

We face significant risks associated with expanding our merchant digitization and commerce‑enablement business into new international markets.

We intend to expand our merchant digitization and commerce-enablement business beyond Australia into additional markets, including New Zealand, Singapore, Bangladesh and the United Kingdom, which will increase the complexity of our operations and require significant management attention and investment in localization, compliance and operational infrastructure; we may face differing and evolving legal and regulatory requirements, including data protection, payments and consumer protection, unfamiliar competitive dynamics and customer preferences, foreign exchange and macroeconomic volatility, political and economic instability, challenges in enforcing contracts and collecting receivables, difficulties in establishing and managing cross-border operations and third-party relationships, and increased risks relating to intellectual property protection, and if we are unable to manage these risks effectively or our expansion is slower or more costly than expected, our business, financial condition and results of operations could be materially and adversely affected.

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

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide solutions. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the economy in general.

Current reform of Australian payments regulations may result in additional compliance obligations for ZIITECH

The Australian payments and financial services regulatory landscape is undergoing significant reform, with an increased focus from regulators on activities in and around payments, stored value, digital wallets and related infrastructure. At present, ZIITECH does not require any Australian financial services or related payments licenses for its current business activities. However, the scope and thresholds of applicable licensing and conduct obligations remain subject to change as reforms are introduced and implemented. For details, please refer to “Item 4. Information on the Company – Regulations – Australia – Payment Reform.”

Risks Related to Our Operations Across Multiple Jurisdictions

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in Australia, the Cayman Islands and the PRC, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

There is uncertainty whether our subsequent securities offerings are subject to additional compliance procedures, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China.

According to the Trial Administrative Measures for the Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Trial Measures, the Trial Measures, which became effective on March 31, 2023 issued on February 17, 2023 by the China Securities Regulatory Commission, or the CSRC, (i) an issuer that meets both of the following conditions shall be deemed to be conducting an indirect overseas issuance and listing by a domestic enterprise: (a) any of the indicators of the domestic enterprise of such issuer, including revenue, total profit, total assets, or net assets, in the most recent fiscal year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (b) the main links of its business activities are carried out in the territory of CHINA, or its principal places of business are located in the territory of CHINA, or the majority of its senior management responsible for its operation and management are Chinese citizens or have their primary place of residence in the territory of CHINA, (ii) if, after the overseas issuance and listing, such issuer’s principal business operations undergo a material change such that it no longer falls within the scope of the filing requirement under the Trail Measures, it shall, within three working days from the date of such material change, submit a special report and a legal opinion issued by a CHINA law firm to the CSRC, explaining the relevant circumstances.

In November 2025, in connection with our disposal of equity interests in Romantic Park, all of the WFOEs and VIEs were divested and we no longer have any revenue-generating operations in China after such divestment, which we believe results in a material change to our principal business operations. As of date of this annual report, we have submitted our filing report regarding the divestment transaction described above and have not yet received any comments from the CSRC.

Current reform of Australian payments regulations may result in additional compliance obligations for ZIITECH.

The Australian payments and financial services regulatory landscape is undergoing significant reform, with an increased focus from regulators on activities in and around payments, stored value, digital wallets and related infrastructure. At present, ZIITECH does not require any Australian financial services or related payments licenses for its current business activities. However, the scope and thresholds of applicable licensing and conduct obligations remain subject to change as reforms are introduced and implemented. For details, please refer to “Item 4. Information on the Company – Regulations – Australia – Payment Reform”.

There is uncertainty regarding the identification of whether we are a non-PRC company. The Chinese government exercises discretion in interpreting and enforcing PRC laws, and therefore may exert oversight and supervision over the manner in which we must conduct our business activities and may intervene or influence our operations at any time in accordance with the applicable laws and regulations, which could result in a material change in our operations and the value of our ADSs.

Following the divestment of our mainland China business in 2025, we believe that we are no longer subject to PRC laws, regulations or regulatory oversight in relation to the divested business. However, PRC authorities exercise discretion in interpreting and enforcing PRC laws, and the scope of such laws can be applied extraterritorially or in ways that differ from our expectations. Accordingly, PRC regulators may take a different view and could seek to assert jurisdiction over us or subject us to PRC regulatory requirements notwithstanding our lack of revenue-generating operations in mainland China. The Chinese government has exercised and continues to exercise oversight and supervision of the Chinese economy through applicable laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters.

If PRC authorities determine that we remain subject to PRC laws, regulations or regulatory oversight, or if the Chinese government otherwise intervenes in or influences our business, we may become subject to additional compliance requirements, regulatory approvals, filings, investigations or enforcement actions, and we may be required to change our corporate structure, business practices or financing activities. Any such development could materially and adversely affect our business, financial condition and results of operations, and could cause the value of our ADSs to significantly decline or become worthless.

We cannot assure you that our prior involvement with PRC entities disposed of in 2025 will not continue to adversely affect us. Our previous affiliations with such entities may give rise to residual risks that could materially and adversely affect our business, results of operations, financial condition, and reputation.

In November 2025, we divested our equity interests in Romantic Park. As of the date of this annual report, we no longer hold any equity interest in the WFOEs and are no longer treated as the ultimate beneficiaries of the VIEs. Notwithstanding the foregoing, we cannot assure you that matters arising from our prior PRC affiliations have been fully resolved or that such matters will not continue to affect us negatively going forward.

In addition, residual risks arising from our previous PRC affiliations may persist notwithstanding the disposal, including but not limited to the following:

●	Reputational harm. Any negative perception associated with our prior PRC operations — whether arising from regulatory scrutiny, pending or threatened litigation, contractual disputes, governmental investigations, or adverse media coverage — may harm our reputation and brand image. Such reputational harm could adversely affect our ability to attract and retain customers, impair our relationships with existing and prospective business partners, and limit our ability to pursue strategic partnerships and collaborations, thereby reducing our growth opportunities.
●	Regulatory and legal exposure. Notwithstanding the disposal, we may remain subject to inquiries, investigations, or proceedings by PRC regulatory authorities or other governmental bodies in connection with our prior operations or affiliations in the PRC. Any such proceedings, even if ultimately resolved in our favor, could be costly, time-consuming, and disruptive to our management and operations.
●	Perception of operational instability. Our disposal of PRC operations may be perceived by investors, customers, or counterparties as indicative of operational or financial instability. Such perception, whether or not well-founded, could adversely affect investor confidence in our company and impair our ability to raise capital on favorable terms or at all.

Limitations on credit enhancement may adversely affect our access to funding

We historically provided credit enhancement through our variable interest entities for loans that we facilitated with certain financial partners since the fourth quarter of 2017. However, the Notice on Regulating and Rectifying “Cash Loan” Business, (the “Circular 141”) and the Implementation Plans of Internet Micro Finance Companies both prohibit financial institutions from accepting credit enhancement services provided by institutions with no relevant qualifications. We cannot assure you that the arrangements between our subsidiaries and our financial partners would be deemed to be in compliance with those requirements. Due to the absence of clear interpretation and implementation rules and rapidly evolving applicable laws and regulations, we cannot assure you that we would not be adversely affected by our historical arrangements.

Our historical financial solution business may be deemed to operate a financing guarantee business by the PRC regulatory authorities.

The State Council of China promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, effective October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantees to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee businesses. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate a financing guarantee business without such approval. If any entity violates these regulations and operates a financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$69,565) to RMB1,000,000 (US$139,130), and confiscation of any illegal gains, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

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

We historically have provided credit enhancement through our subsidiaries or variable interest entities for loans that we facilitate with certain financial partners. We have fully ceased providing credit enhancement through our subsidiaries or variable interest entities for loans that we facilitated with any financial partners commencing from November 2022. Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules and what behavior would be deemed as “render any financing guarantee service in disguised form” is unclear. It is uncertain whether we would be deemed to operate a financing guarantee business because of the credit enhancement services we provided. If such credit enhancement services are deemed to be in violation of the Financing Guarantee Rules or the Financing Guarantee Supplementary Provisions, we could be subject to penalties and be required to change our business model in cooperation with our financial partners. As a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our historical financial solution business subject us to regulatory uncertainties relating to consumer finance in mainland China, which could harm our business, financial condition and results of operations.

Our historical financial solution business may be subject to a variety of PRC laws and regulations governing the consumer finance industry, and has been subject to significant regulatory changes. For example, as China’s microfinance industry has grown rapidly since 2008, the applicable laws, regulations and policies governing the industry have evolved in recent years. In addition, some of our businesses were subject to licensing requirements. We may face injunctions, including orders to cease illegal activities, and may be subject to other penalties as determined by the relevant government authorities if we fail to satisfy the requirements. See “Item 4. Information on the Company—B. Business Overview—Regulations” for more information on the regulations that affect or may affect our business. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations on our business operations.

In November 2025, we disposed of our equity interests in Romantic Park and therefore divested our operations in mainland China. Although we have exited our historical financial solution business, the risks associated with such business may continue to affect us and our reputation. If any of our clients suffer financial loss or other damages, our reputation, client relationship, business, financial conditions and prospects may be materially and adversely affected.

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

Our historical financial solution business was subject to the laws, regulations, rules and governmental policies governing campus online lending. To minimize our risk, with respect to our point-of-sale installment loans and personal installment loans, we have set the age threshold of our end users at 22. We have also implemented a number of measures for different loan facilitation scenarios, including the following: (i) our business partners will present to borrowers a commitment letter stating that the borrower is not a student and seek their confirmation before extending any point-of-sale installment loans; (ii) any loan request labeled with “student consumption” by our business partners in the point-of-sale installment loans will be rejected; (iii) any loan request generated by lenders identified as students by our financial partners or business partners through the mainland China Credentials Verification system will be rejected; (iv) all the lenders who are between the age of 20 and 22 will be required to confirm whether they are students or not, and any loan request generated by those who have selected the option of “students” will be rejected; and (v) all of our credit lending services will not serve lenders below 22 years of age, who will be labeled as students or individuals with low repayment capabilities. However, we cannot assure you that the foregoing measures are sufficient to enable us to fully comply with the laws, regulations, rules and governmental policies governing campus online lending. In the event that any Chinese governmental authority considers us to be conducting a campus online lending business, we will be subject to various liabilities and penalties such as rectification and cancellation of campus online lending products. Accordingly, our business, financial condition and prospects would be materially and adversely affected.

If any wealth management financial product or service previously provided by us or the business practices of us or any of our financial partners for our historical financial solution business are deemed to violate any PRC laws or regulations, our business, financial condition and results of operations could be materially and adversely affected.

Financial products and financial service providers are strictly regulated in mainland China. While we are not regulated as a financial service provider, we may be affected by PRC financial regulations as a result of the wealth management financial products previously provided by us and our relationships with financial partners in our historical financial solution business. If any financial product previously provided by us is deemed to violate any PRC laws or regulations, we may be liable for distributing the product or assisting in offering the product on our platforms, even if we are not its direct provider. If any of financial partners in our historical financial solution business is deemed to violate any PRC laws or regulations, we may be jointly liable due to the services or solutions we provide. We may have to remove financial products from our platforms or terminate our relationships with financial partners. As a result of any of the foregoing, our business, financial condition and prospects will be materially and adversely affected.

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

Any failure by us, our financial partners or other funding sources to comply with applicable anti-money laundering laws and regulations under our historical financial solution business could damage our reputation.

We have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. The Internet Finance Guidelines purport, among other things, to require internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Administrative Measures for Internet Finance Service Providers Regarding Anti-Money Laundering and Counter Terrorism Financing (Trial Version), or the Administrative Measures Regarding AML and CTF, require internet finance service providers to comply with certain anti-money laundering and counter terrorism financing requirements, including establishing an internal control system for anti-money laundering and counter terrorism financing, establishing a customer identification program, monitoring terrorist organizations and terrorists, monitoring and reporting suspicious transactions and preserving customer information and transaction records. The Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors, originally promulgated by the China Securities Regulatory Commission, or the CSRC, in August 2020, require independent fund sales institutions to comply with certain anti-money laundering requirements, including providing fund managers with necessary information for anti-money laundering, such as clients’ statutory basic identity information, as well as assistance in performing such relevant duties as anti-money laundering, counter-terrorism financing and due diligence on tax-related information in terms of non-resident financial accounts. There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, given that our anti-money laundering obligations in the Internet Finance Guidelines, the Administrative Measures Regarding AML and CIF, the Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors are not specified. Measures for the Implementation of Anti-Money Laundering in the Securities and Futures Sector (Amended in 2022) requires Securities and futures operators shall fulfill their anti-money laundering obligations establish sound anti-money laundering internal control systems, information reporting systems, client risk rating systems and work confidentiality systems, training and publicity systems. Any new requirement under money laundering laws could increase our costs, and may expose us to potential sanctions if we fail to comply. Furthermore, our financial partners are required to have their own appropriate anti-money laundering policies and procedures as stipulated in the applicable anti-money laundering laws and regulations, and our other funding sources may also be required to comply with the applicable anti-money laundering laws and regulations. If we or any of our financial partners or other funding sources fail to comply with applicable anti-money laundering laws and regulations under the historical financial solution business, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We have 599,465,862 Class A ordinary shares and 42,439,520 Class B ordinary shares outstanding as of March 31, 2026, including 238,629,685 Class A ordinary shares represented by ADSs. All of our ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The lockup agreement that our directors and executive officers and all of our pre-IPO shareholders signed with the underwriters of our initial public offering expired on April 23, 2019, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of our ADSs on the Nasdaq Global Market has been low, so sales of even relatively small amounts of our ADSs in the public market could adversely affect the market price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

As of March 31, 2026, Mr. Jun Dong, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 6.6% of our total issued and outstanding share capital and 51.5% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We believe our income from, and assets used in the historical business, which were divested in the latter part of the year, were treated as passive under the PFIC provisions. Based on annual income and the value and characterization of our assets throughout the year, as well as the value of our ADSs, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2025. Accordingly, U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) should consult their tax advisors regarding the advisability of making a mark-to-market election (as described in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”). Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may continue to be classified as a PFIC for our taxable year ending December 31, 2026. Under circumstances where revenues from our historical installment sale business or other activities that produce passive income increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

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

In addition, all of our directors and senior management are based outside U.S. The SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action based on securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for investigations or litigation. Although the competent authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual in China may provide the documents and materials for investigation or evidence collection activities by foreign securities regulators.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Australia. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. Insiders are required to file public reports of their stock ownership and trading activities. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

Our holding company in the Cayman Islands, J and Friends Holdings Limited, formerly known as Pintec Technology Holdings Limited, was incorporated in March 2017, since when we had been operating financing solutions business in the PRC, until our disposal of equity interests in Romantic Park In November 2025.

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

In September 2025, we acquired a 25.0% ordinary shareholding in ZIITECH in exchange for the issuance of 83,726,789 Class A ordinary shares to the transferors. In connection with the acquisition, we entered into a shareholders’ agreement with ZIITECH and its other shareholders, pursuant to which we are entitled to appoint two-thirds of the directors to the board of ZIITECH and have a substantive veto right over matters requiring shareholder resolutions. As these rights give us the ability to direct the most significant financial and operating activities of ZIITECH, we obtained control of ZIITECH for U.S. GAAP purposes upon the effectiveness of the shareholders’ agreement and began consolidating ZIITECH’s financial statements from September 3, 2025.

In November 2025, we entered into a Share Transfer Agreement to dispose of our equity interests in Romantic Park, a Cayman Islands entity indirectly holding the entire equity interest in the former WFOEs. This disposal also resulted in the divestment of all of our former WFOEs and VIEs, which previously conducted our operations in mainland China. Accordingly, as of the date of this annual report, we no longer maintain any revenue-generating operations in mainland China.

On January 8, 2026, we passed a special resolution at an extraordinary general meeting of shareholders to change our name to “J and Friends Holdings Limited.” Effective upon January 16, 2026, our ADSs began trading under the new name “J and Friends Holdings Limited” and new ticker symbol “JF.”

Our principal executive offices are located at Room 02/a, 7/F, A T Tower, 180 Electric Road North Point, Hong Kong. Our telephone number at this address is +852 5649 4870. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, Harbour Place, North Wing, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.

B.	Business Overview

Overview

We are a Nasdaq-listed group providing merchant digitalization and commerce-enablement solutions to small and medium enterprises (“SME”). Our solutions feature critical functionality that SMEs need to engage with consumers, manage their operations, accept payments, and grow their business. Such solutions empower single- and multi-location retailers, restaurants and other SMEs to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, and physical channels. Substantially all of our current operations are conducted in Australia. We plan to expand globally through a combination of organic growth, selective international scaling and strategic initiatives, including white-label cooperation in certain markets and acquisition-driven growth.

Our Merchant Digitalization and Commerce-Enablement Solutions

We currently offer three types of solutions that catering to SMEs’ evolving commerce needs: food and beverage (“F&B”) solution, retail solution, and payment solution. We deliver these solutions through modular components that can be seamlessly integrated with third-party systems and service providers through APIs and other integration tools. Our customers and counterparties may adopt our solutions on a standalone basis or as bundled offerings, enabling them to leverage our capabilities while focusing on their core businesses.

F&B Solution

Our F&B solution enables restaurants, cafés and other hospitality merchants to digitize core front-of-house and back-of-house workflows, including order intake, menu management, kitchen coordination and store-level reporting, while supporting omni-channel operations across dine-in, takeaway and online ordering. These merchants typically require reliable, real-time workflow management during peak service periods and benefit from tools that standardize operations across single-store and multi-store settings.

Our F&B solution is integrated with common in-store hardware, such as printers, kiosks and payment terminals. It generally includes a merchant portal for centralized management and reporting, point of sale (“POS”) functionality for in-store operations, and modules that support omni-channel ordering such as QR ordering, self-ordering and online ordering, as well as optional functionality such as reservations and membership system features. For merchant groups, our system supports standardized menu and pricing management, location-level configuration and head-office level controls.

The F&B solution generates revenue primarily through a combination of one-off sales of the in-store hardware and recurring SaaS subscription fees. As of December 31, 2025, we served approximately 1,378 F&B merchant locations, out of which 728 locations process transactions with our payment solutions.

Retail Solution

We offer an integrated retail solution designed to support merchants across retail and, in certain cases, wholesale workflows. Our retail solution enables merchants to manage checkout and store operations while digitizing inventory and purchasing workflows to improve operational efficiency, reduce shrinkage, and support expansion. Target customers include supermarkets, convenience stores, specialty retail stores and other merchants that require high-throughput checkout, inventory accuracy and frequent price and product updates.

Our retail solution typically includes POS functionality integrated with in-store hardware, and may include mobile workflows for inventory counts, shelf management and label printing, as well as optional integrations with electronic shelf labels. In addition, our retail operating suite may include purchasing–sales–inventory functionality that supports supplier management, purchase ordering, stock movements and operational reporting, and may connect to online ordering capabilities when requested by customers.

The retail solution generates revenue primarily through one-off sales of the in-store hardware and recurring SaaS subscription fees. As of December 31, 2025, we served approximately 387 retail merchant locations, out of which 87 locations process transactions with our payment solutions.

Payment Solution

We offer payment enablement capabilities that allow merchants to accept and manage electronic payments in connection with their in-store and omni-channel commerce activities. Our payment solution is designed to help merchants streamline checkout, improve settlement visibility and offer customers a full suite of convenient payment methods, including credit and debit cards, digital wallets, bank transfers, prepaid cards, and other local and alternative payment methods popular across key markets, including through integrations with third-party payment processors and acquiring partners. These merchants seek a seamless payment experience that is integrated into their operating workflows.

Our payment solution is compatible with multiple payment service providers and hardware terminals, as well as operational tools that support payment reconciliation and reporting alongside merchant transaction data. We earn volume-based commissions through the transactions facilitated by our payment solution. For the year ended December 31, 2025, a total of 1,687 locations used our payment solution.

Our POS Network

Our POS network consists of merchant locations that adopt our solutions to support daily operations and transaction workflows. We serve a diverse base of SME merchants across food & beverage, retail and wholesale, and we seek to expand our footprint by increasing the number of merchant locations and by deepening usage across existing merchants. Our POS network is operated under a cloud-based subscription model, which supports continuous product updates, ongoing feature enhancements and modular adoption of additional capabilities over time. We believe this model enables us to respond more efficiently to merchant needs, improve product deployment across our installed base and build recurring customer relationships.

Our Divested Business

Prior to our disposal of PRC operations in November 2025, we offered certain financial solutions through our former WFOEs and VIEs, including wealth management, insurance, business installment loan, and international installment loan solutions. We provided value added tools to our business partners and financial partners, including mobile product templates, digital marketing and real time monitoring tools. These tools enabled them to quickly deploy our solutions, monitor and evaluate performance and scale their business.

●	Wealth Management Solutions. Our wealth management solutions included fund product distribution and robo-advisory services. Through our Hongdian brand (operated via our former VIE holding an investment fund sales brokerage license), we enabled partners to distribute CSRC-regulated mutual fund products to their customers — either under the Hongdian brand or as a white label solution — earning commission fees from third-party asset management companies. Under our Polaris brand, we offered robo-advisory solutions to both financial and business partners utilizing assets from Hongdian and our partners, with all services further customizable to the specific requirements of business partners or retail investors, for which we charged investment management and portfolio rebalancing fees.

●	Insurance Solutions. We launched our Myfin solution in July 2016. Myfin enabled our partners to offer and distribute insurance products to our users. We operate Myfin through our former VIE Beijing Myfin, a subsidiary of which possesses an insurance brokerage license.
●	Business Installment Loan Solutions. We offered business installment loan solutions to both online and traditional enterprise owners — including sole proprietors and SMEs — either through our own platform or those of partner platforms that leveraged their customer data to aid credit assessment, while also serving MSME customers sourced offline through on-site financial assessments and online credit evaluations, with approved loans funded by our subsidiaries and consolidated affiliated entities and designated for the operational purposes of those MSMEs.
●	International Installment Loan Solutions. Based on our big data and AI-driven risk control modeling capabilities, we could automatically perform credit worthiness assessment, bank flow analysis and process real-time payment, providing our customers with more efficient and lower cost digital credit services and further the advancement of financial inclusion.

Sales and Marketing

Our sales and marketing strategy is centered on building deep, long-term partnerships with renowned brands across the food and beverage sector, combined with a targeted, market-driven business development approach tailored to the unique needs of international markets. We deploy a multi-channel go-to-market model that integrates direct sales, franchise partner engagement, and strategic account management to scale our reach and drive adoption of our proprietary cloud-native SaaS platform.

Our business development initiatives are closely aligned with this go-to-market model. In direct sales, we focus on strategic accounts, including iconic and high-growth brands, and work with them to develop customized technology solutions that address their operational needs and support their expansion plans. Our franchise partner engagement efforts are centered on collaboration with local franchise associations, industry participants and trade bodies to strengthen our presence in regional food and beverage ecosystems and facilitate broader adoption of our solutions across franchise networks. In parallel, our strategic account management function leverages platform analytics and ongoing customer support to demonstrate measurable value, including improvements in operational efficiency, customer experience and revenue per store, with a view to strengthening customer retention, increasing solution adoption and generating cross-market referrals.

We have established strategic collaborations with a diversified portfolio of internationally recognized brands. These collaborations reflect targeted, long-term commercial relationships developed through our direct sales and strategic account management efforts, rather than one-off or opportunistic transactions. Covering multiple geographies and food and beverage sub-sectors, including premium tea beverages, casual snacking and baked goods, these relationships demonstrate the scalability, reliability and industry relevance of our SaaS solutions. Through our cooperation with these brands and franchise partners, we also gain insights into global consumer trends and franchise operating requirements, which we incorporate into our product roadmap to continuously refine our technology offerings and better serve customers across markets.

In 2025, ZIITECH was recognized by the Australian Trade and Investment Commission (“Austrade”) under the Export Market Development Grant (“EMDG”) program. This recognition represents a meaningful milestone in ZIITECH’s international growth strategy and underscores its commitment to advancing Australian technology innovation on the global stage. Through participation in the EMDG program, ZIITECH will receive financial support to help offset eligible expenses related to its overseas expansion efforts, including market entry activities, international business development, marketing initiatives, and customer acquisition in key markets outside Australia. These funds will enable ZIITECH to further expand its technology export initiatives into key markets including New Zealand, Singapore, Bangladesh, and the United Kingdom.

Looking ahead, we intend to leverage our technological capabilities, intellectual property and experience in serving brand customers to further expand our international presence. We plan to deepen penetration in our existing target markets, selectively enter additional high-potential markets and strengthen our relationships with existing and new food and beverage brands. We will also continue to enhance our SaaS platform and customer service capabilities and utilize available market development support programs to support our market position and revenue growth.

Technology

Our business depends on our technological capabilities to deliver effective and innovative solutions to merchants, enhance user experience and improve merchants’ operational efficiency. Our technology is distinguished by its scalability, configurability and reliability, supported by continued R&D investment and a focus on solving practical operational challenges faced by merchants.

We have developed and operated a proprietary, cloud-native software that integrates intelligent business modules, data analytics and scalable cloud infrastructure. Our offerings are designed to address the operational needs of merchants across a range of industries. Built on a modular architecture, our software can be configured to meet the needs of different business sizes and operating models, ranging from small and medium-sized enterprises to large multinational franchise operators. Our technology enables merchants to streamline daily operations, automate repetitive processes, enhance service delivery and improve productivity through end-to-end digitalized workflows.

We maintain a secure and stable system architecture, supported by continuous technical monitoring and rapid response mechanisms, to meet the growing needs of our merchant base and help ensure consistent service quality. Our software also incorporates data encryption and other security and compliance features intended to protect merchant and customer data and support compliance with applicable data privacy and industry requirements.

We place significant emphasis on research and development and continue to invest substantial resources in our R&D activities to upgrade platform functionality, enhance user experience and support technological innovation. Our R&D efforts are primarily focused on improving platform performance and reliability, developing new intelligent features such as predictive analytics and automated reporting, and integrating emerging technologies to enhance our product offerings. We also own a number of software copyrights relating to our core intellectual property, including key algorithms, platform modules and customized features, which support the distinctiveness and sustainability of our SaaS offerings.

We believe our technological capabilities and intellectual property provide us with important competitive advantages, enable us to respond to evolving market trends and merchant demands, and support our ability to provide tailored and efficient solutions to our customers. Our ongoing commitment to R&D also allows us to continuously iterate and enhance our platform so that it remains relevant and effective in addressing the changing operational needs of merchants.

Data Privacy and Security

Under our historical financial solution business, we have access to a large amount of data and personal information of our end users and certain operating and other data of our financial and business partners. Currently, we have access to operating data of merchants. We take the privacy of personal data and confidential information seriously and have designed stringent data protection and retention policies to ensure compliance with applicable laws and regulations. We do not share end users’ data with third parties without their prior consent. In addition, we utilize a system of firewalls to prevent unauthorized access to our internal systems. We also maintain a real-time backup system in a leased facility where we host most of our hardware, and a remote backup system at a separate facility. Our IT department monitors the performance of our websites, technology systems and network infrastructure to enable us to respond promptly to potential problems. We also continuously review, improve and iterate our data privacy policies and security foundation.

As of the date of this annual report, we have not received any claim from any third party against us on the ground of infringement of such party’s right to data protection as provided by applicable laws and regulations in China, Australia and other jurisdictions, and we have not experienced any material data loss or breach incidents.

Competition

The merchant operation software market is competitive, fragmented and rapidly evolving. We provide technological solutions that enable merchants to digitize core workflows and run in-store and online operations more efficiently. We compete with a broad range of participants, including global and regional POS and merchant software providers, payments and fintech companies that offer bundled merchant solutions, and smaller niche vendors that are focused on particular verticals or functionalities. In addition, certain large merchants and merchant groups may develop or customize in-house systems, or rely on internally managed integrations, that compete with some of the services we provide.

Competition may increase as market participants expand product offerings, introduce new functionality and pricing models, and pursue acquisitions to broaden their installed bases. Some competitors have longer operating histories, greater brand recognition, larger customer bases, broader product suites and significantly greater financial and technical resources, which may enable them to invest more in product development, sales and marketing, and customer support, and to offer more aggressive commercial terms. Our ability to compete effectively depends on multiple factors, including the breadth and quality of our solutions, ease of implementation and integration, system performance and reliability, merchant experience, pricing and overall value proposition, and our ability to execute our product roadmap and expand our merchant base.

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Intellectual Property

We seek to protect our proprietary technology, including our technology infrastructure, through a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure by confidentiality and non-compete agreements. We have eight registered domain names that are currently used in our business and operations, including j-friends.com and ziitech.com.au. As of the date of this annual report, we had three trademarks and eighteen copyrights.

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

Regulations

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC and Australia and our shareholders’ rights to receive dividends and other distributions from us.

Australia

In this section, a reference to “ZIITECH” includes reference to its Australian subsidiaries from time to time, including ZIISMART, except in relation to specific reference to the Company’s rights under the shareholders’ agreement between the direct shareholders of ZIITECH, including the Company as 25% ordinary shareholder, in the sub-section “Corporate Governance.”

Regulations Relating to Australian Corporations

The Corporations Act 2001 (Cth) (“Corporations Act”), together with the Corporations Regulations 2001 (Cth), is the principal legislative framework governing the formation, regulation and management of companies in Australia. The Australian Securities and Investments Commission (“ASIC”) administers and enforces the Corporations Act, including company registration and reporting, market conduct, financial services licensing and enforcement action for relevant breaches.

Corporate governance

ZIITECH is incorporated in Australia as a proprietary (private) company limited by shares. As a proprietary company, it must maintain a register of members, minutes of boards and shareholder meetings/resolutions as well as financial records sufficient to explain transactions and the company’s financial position and performance. ZIITECH’s internal management is governed by its constitution, which operates as a contract between the company and each shareholder, and between each shareholder. ZIITECH shareholders are also subject to the ZIITECH Shareholders’ Agreement, pursuant to which the shareholders have agreed to further allocate their rights and obligations regarding governance, and agree certain reserved matters and consent thresholds required to obtain valid approval of ZIITECH’s directors or shareholders as applicable. The ZIITECH Shareholders’ Agreement prevails over ZIITECH’s constitution to the extent of any inconsistency. The Company’s special rights in the ZIITECH Shareholders’ Agreement continue unless and until it holds less than 50% of the ZIITECH shares held by it on the amended ZIITECH Shareholders’ Agreement (i.e. 3 September 2025).

ZIITECH board approval matters: Subject to the matters expressly reserved to shareholders under the ZIITECH Shareholders’ Agreement or the Corporations Act (discussed below), the board of ZIITECH determines all other company matters, including approval of the annual budget and business plan, material changes to the business, expenditure outside the approved budget, employee incentive plans, decisions regarding composition of the management team, investments, asset disposals or encumbrances, and the commencement or settlement of litigation or arbitration.

The maximum number of directors of ZIITECH is three directors. The Company has the right to appoint and replace two of the three directors of ZIITECH. The number of directors and the composition of the board cannot be changed without the Company’s approval (in addition to any necessary shareholders’ approval).

The quorum to hold a ZIITECH directors’ meeting is two directors, and must include at least one of the Company’s nominee directors to be in attendance.

Subject to any contrary provision in the ZIITECH Shareholders’ Agreement or the Corporations Act, all decisions of the board of directors of ZIITECH must be approved by ordinary resolution, which is defined as approval by more than 50% in number of the directors present and entitled to vote at the board meeting and including approval by the directors appointed by the Company. Ordinary resolutions must not be passed without the approval of at least 1 director appointed by the Company. In limited scenarios only, an approval by a directors’ special resolution is required (by more than 50% in number of the directors present and entitled to vote at the board meeting). Written directors’ resolutions may only be passed if signed by all directors.

These governance arrangements mean the Company’s nominated directors hold the voting rights necessary to exercise functional control over board decision-making.

ZIITECH shareholder approval matters: Under the Corporations Act, certain corporate actions require approval by special resolution of shareholders (at least 75% of votes cast by shareholders who are entitled to vote on the resolution). Furthermore, the ZIITECH Shareholders’ Agreement specifies a limited number of matters where an approval by ZIITECH shareholders is required, as either an ordinary resolutions (approval by shareholders at least 50% of votes cast by shareholders who are entitled to vote on the resolution) or a special resolution (approval by shareholders at least 50% of votes cast by shareholders who are entitled to vote on the resolution).

The quorum to hold a ZIITECH shareholders’ meeting is shareholders holding at least 50% of the issued shares, and the Company must be in attendance.

Under the ZIITECH Shareholders’ Agreement, no shareholder ordinary resolution or special resolution may be approved without the approval of the Company at a duly convened shareholders’ meeting at which quorum is present, and a written shareholders’ resolution may only be passed if signed by all shareholders (including the Company). These governance arrangements mean the Company, as a 25% ordinary shareholder of ZIITECH, cannot unilaterally approve shareholder decisions. However, the Company has rights in the ZIITECH Shareholders’ Agreement which operate as a negative veto power over approval of ZIITECH shareholder resolutions. In the event there is a deadlock among ZIITECH’s shareholders about approval of a particular decision following a 30-day period of negotiation, the dispute must be referred to and finally settled by arbitration at the Hong Kong International Arbitration Centre, with any award being final and binding.

Directors duties

Officers (including directors) of ZIITECH owe duties under the Corporations Act and Australian common law. Key duties include:

●	to act with the care and diligence of a reasonable person;
●	to act in good faith and for a proper purpose;
●	to disclose any material personal interest in matters that relate to the affairs of the company and, where required, abstain from deliberation and voting;
●	to not improperly use their position to gain an advantage for themselves or someone else, or to cause detriment to the company;
●	to not improperly use information obtained as an officer to gain an advantage or cause detriment;
●	to prevent the company from trading while insolvent; and
●	to ensure compliance with financial reporting, record-keeping and disclosure obligations.

Breach of these duties can give rise to civil penalty proceedings (including pecuniary penalties, disqualification and compensation orders) and, for serious misconduct, criminal liability. ASIC has broad investigative powers and may accept enforceable undertakings, commence civil enforcement or refer matters to relevant Australian government agencies for prosecution.

Regulations Relating to Licenses

To carry on a financial services business in Australia, a company must hold an Australian financial services license (“AFSL”) or a foreign AFSL, be appointed as an authorized representative of an AFSL holder; or be exempt from the requirement to hold an AFSL (under Chapter 7 of the Corporations Act). Similarly, if a company engages in credit activities, they will generally need an Australian credit license or authorization from a holder of an Australian credit license before they can engage in credit activities.

ZIITECH not currently hold an AFSL or Australian credit license in Australia as the Merchant Digitalization and Commerce-Enablement Solutions currently offered in Australia through ZIITECH do not constitute a financial service or a credit service for which an AFSL or Australian credit license is required.

The Reserve Bank of Australia (“RBA”), Australian Payments Network (“AusPayNet”) and New Payments Platform Australia Limited (“NPPA”) oversee and administer the different payments systems in Australia. Under the Payment Systems (Regulation) Act 1998 (Cth) (“PSRA”), the RBA has the power to designate certain payment systems and make access regimes and standards applicable to administrators and participants in those systems.

Payment Reform

The Australian Government is currently modernizing the regulatory framework for payments in Australia meaning that the future framework may capture many participants in the payments industry who are not currently subject to regulation. As part of these reforms, the Australian federal parliament passed the Treasury Laws Amendment (Payments System Modernisation) Act 2025 (the “Modernisation Act”). The proposed reforms would give designation powers to the Federal Treasurer and provide the RBA with new ministerial powers to designate payment systems in the national interest. These reforms expand the coverage of the PSRA and significantly broaden the scope of payment systems that could be designated. The RBA and the Treasurer may impose an access regime on participants or make standards that must be complied with by participants in a payment system and this may in the future cover any of our activities.

On 12 March 2026, the Australian Government released further draft legislation for consultation, being the Treasury Laws Amendment Bill 2026: Payment Systems Modernisation – amendment of the Corporations Act 2001 and other Acts. The legislation will introduce new payment products into the Corporations Act for which an AFSL will be required, one of which is payment technology and enablement services for example payment gateways and pass through digital wallets. The consultation closes in April 2026. Once completed and implemented, this may result in additional compliance obligations or associated costs.

Regulations Relating to Anti-Money Laundering and Counter-Terrorism Financing

ZIITECH is subject to laws and regulations in Australia relating to corrupt and illegal payments and money laundering obligations, as well as laws prohibiting doing business with certain individuals, groups and countries. There has been increased supervisory, regulatory and enforcement focus on compliance with anti-money laundering, counter-terrorism financing, antibribery and corruption and sanctions laws. The Australian federal parliament passed significant amendments to the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) (“AML/CTF Act”) in November 2024, the majority of which will come into effect from March 31, 2026. The amendments will impact all existing and new regulated entities, particularly those involved in transfers of value.

Regulations Relating to Information Security and Privacy Protection

ZIITECH is subject to the Privacy Act 1988 (Cth) (“Privacy Act”) and the Australian Privacy Principles (“APPs”). The Privacy Act regulates the collection, storage, use and disclosure of personal information by organisations carrying on business in Australia and requires that personal information only be used or disclosed for the primary purpose for which it was collected, unless an exception applies.

Under the Privacy Act, ZIITECH is required to take reasonable steps, including the implementation of appropriate organisational and technical measures, to protect personal information that it collects from misuse, interference and loss, and from unauthorised access, modification or disclosure. What constitutes “reasonable” steps depends on factors such as the nature of the organisation and the volume and sensitivity of the personal information it holds.

The Privacy Act also establishes a mandatory data breach notification regime for “eligible data breaches”, being incidents that are likely to result in a real risk of serious harm to affected individuals. If ZIITECH experiences a data breach that meets this threshold, it will be required to notify the Office of the Australian Information Commissioner and affected individuals. Any failure to comply with applicable privacy obligations, or any significant data breach, could result in regulatory investigation, civil penalties and reputational harm.

Regulations Relating to Intellectual Property

The principal forms of intellectual property protection available in Australia include trade marks, designs, patents and copyright under statute, together with common law protections for confidential information and passing off. ZIITECH relies on a combination of registered trade marks and domain name registrations in Australia, and the copyright subsisting in ZIITECH’s software is protected under the Copyright Act 1968 (Cth) without registration.

There is a risk that ZIITECH’s intellectual property may be infringed, misappropriated or otherwise exploited by third parties, including through unauthorised access, copying or reverse engineering of its software. Conversely, ZIITECH may also face claims that its technology, software or branding infringes the intellectual property rights of third parties. Any such disputes could result in litigation, damages or the need to modify or replace elements of ZIITECH’s technology or branding.

Like many software businesses, ZIITECH may incorporate third-party or open-source software components into its platform. The use of such software may be subject to licence conditions that could impose obligations on ZIITECH in relation to the distribution or use of its software. In addition, where ZIITECH relies on third-party contractors or service providers for software development, it must ensure that intellectual property created by such persons is properly assigned to ZIITECH, as failure to do so could affect its ability to own that intellectual property.

Regulations Relating to Competition and Consumer Law Matters

Australia’s regulation of competition and consumer law matters is centred on the Competition and Consumer Act 2010 (Cth) (“CCA”) including the Australian Consumer Law (“ACL”).

Competition Law Regulation

The CCA prohibits certain anticompetitive practices, including:

●	the entry into agreements, arrangements or understandings that contain cartel provisions or other provisions having the purpose or effect of substantially lessening competition;
●	the misuse by a firm of its substantial market power that has the purpose or effect of substantially lessening competition;
●	imposing conditions on customers or suppliers having the purpose or effect of substantially lessening competition;
●	imposing or attempting to impose minimum resale prices on resellers; and
●	acquisitions of shares or assets of another person or corporation having the effect of substantially lessening competition in a market in Australia.

On 1 January 2026, a new mandatory and suspensory merger control regime commenced in Australia. The acquisition of a controlling interest in the shares of a corporation or of the assets of another person or corporation that trigger prescribed monetary thresholds must be notified to the Australian Competition and Consumer Commission (“ACCC”) and either ‘cleared’ or ‘waived’ by it prior to completion. For the purposes of the new regime, control means the capacity to determine the outcome of the other entity’s financial or operating policies. The concept is therefore based on practical influence rather than specific rights that can be enforced, marking a slight variation from the EU Merger Regulation approach. With relatively low monetary notification thresholds, the new regime has broad application. Completion of a notifiable acquisition without clearance will be void.

Cartel Conduct

Under the CCA, cartel conduct, including price fixing, market sharing, output restrictions and bid rigging, is prohibited and attracts both civil and criminal liability. Attempted inducement to engage in cartel conduct is also unlawful and has led to record penalties. The ACCC continues to prioritise detection and prosecution supported by immunity and cooperation policies. The consequences of engaging in cartel conduct include substantial maximum penalties being the greater of:

●	AUD 50 million;
●	3 x the benefit obtained; or
●	30% of annual turnover for corporations and up to 10 years imprisonment for individuals.

Consumer Law Regulation

The ACL proscribes various forms of conduct, including:

●	the making of false, misleading or deceptive representations;
●	engaging in particular forms of conduct including referral selling or pyramid schemes;
●	including unfair contract terms in standard form consumer or small business agreements;
●	engaging in unconscionable conduct.

Penalties for contraventions of the ACL have been significantly increased and now mirror those outlined above.

A new general prohibition on unfair trading practices is also proposed to be introduced into the ACL. The prohibition would expand the ambit of the ACL to capture conduct which unreasonably manipulates consumers or distorts the environment in which they make decisions, and that is likely to cause detriment to the consumer.

Regulations Relating to Unfair Contract Terms Regime

ZIITECH is subject to unfair contract terms (“UCT”) regime implemented in each of the CCA and the Australian Securities and Investments Commission Act 2001 (Cth) (“ASIC Act”). The UCT regime found in the ACL1 applies to:

●	a consumer contract, which is defined as a contract for the sale of goods or services to a small business; and
●	a small business contract, which is defined as a contract for the supply of goods or services to a small business.

This is largely mirrored in the UCT regime found in the ASIC Act, however the UCT regime under the ASIC Act applies to consumer contracts or small business contracts where the contract is a financial product or a contract for the supply or possible supply of services that are financial services (as defined in the ASIC Act).

The Treasury Laws Amendment (More Competition, Better Prices) Act 2022 introduced amendments to the UCT regime, including new contraventions, increased penalties and an expansion of the entities falling within the scope of a small business (entities that have less than 100 employees or an annual turnover of less than AU$10 million). It also extended what could constitute a standard form contract.

Penalties will apply to any party that proposes, uses, applies, or relies on an unfair contract term. From 9 November 2023, civil penalties will apply to each unfair term in a contract, and will be treated as separate contravention of the ASIC Act and the ACL.

Regulations Relating to Tax

Corporate taxation

Australian resident companies are subject to Australian corporate tax which is calculated on a stand-alone basis on worldwide assessable income (i.e. Australian sourced income as well as foreign sourced income), subject to deductions, credits and other specific taxation provisions. The corporate tax rate is generally 30%, but which may be subject to a reduced tax rate of 25% for certain entities with low turnover.

The Australian Government recently passed legislation enacting the OECD’s Pillar Two Global Anti-Base Erosion Rules (“GloBE Rules”) which applies from 2024 onwards. The GloBE Rules place a 15% floor on the tax that large multinationals will pay in any particular jurisdiction and may apply to multinational groups with a consolidated annual revenue of at least €750 million (approx. USD$818 million) in 2 of the preceding 4 fiscal years. The income inclusion rule and qualified domestic minimum top-up tax rule apply for tax years beginning on or after 1 January 2024 while the undertaxed profits rule will apply for tax years beginning on or after 1 January 2025.

Withholding taxes

Withholding taxes may be imposed on certain dividends, interest and royalty payments made by an Australian entity to a non-resident entity.

The rates imposed under Australian domestic law are:

●	30% for unfranked dividends;
●	30% for royalties; and
●	10% for interest payments.

1Part 2-3 of chapter 2 of Schedule 2 to the CCA.

Generally, there is a reduced rate of withholding tax that may apply where Australia has a double tax treaty with another jurisdiction. There is no double tax treaty between Australia and the Cayman Islands (noting that the Company directly holds its shares in ZIITECH).

Dividends

Dividends payable by an Australian company may be “franked”. Broadly, a franking credit represents corporate tax paid by the Australian subsidiary on the profits out of which the dividend is paid. Withholding tax is deducted from unfranked dividends (i.e. dividends from income not yet taxed) paid to a non-resident at the standard rate of 30% (unless reduced under an applicable double tax treaty). Dividends are not subject to dividend withholding tax to the extent that they are franked.

Royalties

Under new guidance from the Australian Taxation Office (“ATO”) on software and royalties, a broad range of payments for access to software under software distribution arrangements could be characterised as royalties which are subject to withholding tax. This approach could be applied to arrangements that businesses would not otherwise consider give rise to royalties (including payments made in relation to digital software distribution, cloud computing arrangements, including software-as-a-service, and packaged software). The characterisation of a particular arrangement will depend upon the particular facts and circumstances of the arrangement.

Debt funding

In broad terms, the new Australian thin capitalisation rules will limit debt deductions payable in respect of related party debt to 30% of ‘Tax EBITDA’ (which is an approximation of accounting profit). Australia has also recently introduced new debt deduction limitation rules which disallow debt deductions incurred in respect of related-party debt that is used to either acquire assets from a related party or fund distributions such as dividends and returns of capital.

Transfer pricing

Australia has a comprehensive transfer pricing regime aligned with the OECD Transfer Pricing Guidelines which is aimed at preventing taxpayers engaged in cross-border transactions from increasing deductions or decreasing income to reduce their Australian income tax liability. The arm’s length principle applies to cross-border dealings between related parties, and transfer pricing adjustments operate on a self-assessment basis. Offshore related party dealings with an Australian business (e.g. management fees, service charges, licensing of fintech intellectual property, or intercompany financing) are subject to the transfer pricing rules and may be subject to scrutiny by the ATO.

Anti-avoidance and integrity measures

Australia has a number of integrity measures which are directed at large multinational groups with annual global income of AUD 1 billion or more, including the Multinational Anti-Avoidance Law and the Diverted Profits Tax, as well as general anti-avoidance provisions which apply irrespective of an entity’s annual income. These measures target arrangements that artificially avoid a taxable presence in Australia or divert profits offshore through contrived related-party dealings. Hybrid mismatch rules may also apply to neutralise any hybrid financing or entity mismatches which result from differences in tax treatment of arrangements as between Australia, the PRC and the Cayman Islands.

Regulations Relating to Employment

The terms of employment of workers in Australia are primarily regulated by legislation and, for certain classes of workers, by industrial awards or workplace agreements. The common law of employment also has an important role. The Fair Work Act 2009 (Cth) (“Fair Work Act”) is the key piece of legislation governing workplace relations in Australia, establishing a national workplace relations framework applicable to most private sector employers, including ZIITECH. The Fair Work Act includes rules relating to unfair dismissal, protections from ‘adverse action’, industrial instruments (industrial awards and enterprise agreements), and prescribes minimum entitlements for all national system employees, including relating to wages, annual leave, personal and carer’s leave, parental leave and related entitlements, family and domestic leave, maximum weekly hours, public holidays, notice of termination, redundancy pay, a right to disconnect, and a right to request flexible working arrangements. Most of these minimum entitlements form part of the National Employment Standards (“NES”) - a set of 12 minimum entitlements which apply regardless of an employee’s industry, role or seniority.

Modern awards, made by the Fair Work Commission, supplement the NES and operate as a further ‘safety net’ for employees by providing industry or occupation-specific minimum terms and conditions for covered employees, including minimum rates of pay, overtime, penalty rates, allowances and leave loading. Employers may also negotiate enterprise agreements with their workforce, which may override an applicable modern award (but may not derogate from the NES), through a process of bargaining with employees and any representatives, including unions, governed by the Fair Work Act.

In recent years there has been increased regulator focus by the Fair Work Ombudsman on compliance and enforcement of obligations under industrial instruments. If an employer contravenes the NES or a term of an applicable industrial instrument, orders to pay compensation and/or pecuniary penalties (fines) can be imposed by a court - these penalties can be severe (up to AUD 4,950,000 or 3 times the underpayment amount per contravention for some ‘serious contraventions’). Certain individuals involved in contraventions, such as directors, senior managers and HR/payroll staff, may also be ordered to personally pay penalties or face criminal liability for intentional underpayments.

Australian employers are also required to make superannuation guarantee contributions on behalf of eligible employees at a rate prescribed by the Superannuation Guarantee (Administration) Act 1992 (Cth), currently 12% of the employee’s salary or wages (capped to a maximum contribution in respect of high-earning employees). Each Australian State and Territory maintains its own long service leave legislation, which sets out rules for the accrual and payment of long service leave entitlements. State and Territory laws also regulate employers’ obligations to provide workers’ compensation payments to employees suffering from work-related injuries or diseases. Depending on the applicable jurisdiction, employers are either required to contribute a levy to the State or to keep and maintain insurance cover for the full amount of the employer’s statutory liability.

Work health and safety (“WHS”) is primarily regulated through a system of nationally harmonised State and Territory-based laws. The laws are based on the national model Work Health and Safety Act 2011 (Cth) in all jurisdictions except Victoria, which relies on its own distinct legislation being the Occupational Health and Safety Act 2004 (Vic), operating on substantially similar principles. These laws impose a primary duty of care for persons conducting a business or undertaking (“PCBUs”) to ensure, so far as is reasonably practicable, the health and safety (both physical and psychological) of workers (including employees, contractors and volunteers) at the workplace. Each State and Territory has its own WHS regulator who is responsible for providing guidance to duty holders about WHS matters, monitoring compliance with WHS laws, investigating non-compliance and taking enforcement action where there has been a breach. Non-compliance with WHS laws can expose PCBUs, including their officers and workers, to criminal and civil penalties, ranging from on-the-spot fines up to criminal prosecution, where the maximum penalties for serious breaches or industrial manslaughter can be up to AUD 20 million or 25 years’ imprisonment for individuals (or both) depending on the jurisdiction.

Regulations Relating to Foreign Investment

Foreign investment in Australia is regulated by the Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”), the Foreign Acquisitions and Takeovers Regulation and the Australian Government’s Foreign Investment Policy (collectively, the “FIRB regime”). The Australian Government minister responsible for making decisions under the FIRB regime is the Australian Federal Treasurer (“Treasurer”). The Treasurer is advised and assisted by the Foreign Investment Review Board (“FIRB”) which is an administrative body. Applications to the Australian Treasurer under the FATA are made through the FIRB and processed by the Australian Federal Department of Treasury.

As a foreign person, we (including ZIITECH) are subject to the FIRB regime. Some foreign persons are “foreign government investors” for the purposes of the FIRB regime and subject to more stringent approval thresholds. To the Company’s knowledge, based on our current shareholding structure, we are not a foreign government investor for the purposes of the FIRB regime.

The FIRB regime (including the definitions of “foreign person” and “foreign government investor”) is a complex area of Australian law. The overview below is a high level summary only. The Company received professional advice about the FIRB regime in respect of its acquisition of shares in ZIITECH. Any persons seeking to acquire a substantial interest in the Company’s securities in future should consider obtaining independent legal advice about their individual obligations under the FIRB regime (if applicable to the particular transaction).

Mandatory FIRB approval

Where a proposed acquisition falls within the scope of the FIRB regime, a foreign person needs to consider whether they must provide prior notification of the acquisition and seek a no objection notification from the Australian Treasurer through FIRB (“FIRB approval”).

Certain proposed acquisitions of interests in Australian entities, businesses and land (including certain offshore acquisitions with connection to such assets, such as an investment in the Company’s shares while it holds underlying interests in Australian entities including ZIITECH) require prior FIRB approval. Whether a proposed acquisition requires FIRB approval depends on the percentage interest (including certain control or voting rights) to be acquired and whether the relevant monetary threshold is met (which may be as low as AUD 0). Different thresholds apply depending on who the acquirer is and the type of target. Foreign government investors are subject to lower thresholds.

Certain passive increases in securities holdings (where holdings increase due to actions of third parties, for example, buybacks or redemption) must also be notified to the Australian Treasurer within 30 days. Notification is required where the increase results in a foreign person holding an interest that exceeds a relevant ownership threshold where the relevant monetary thresholds are also met.

Foreign persons must also notify FIRB of any proposals to start a national security business in Australia.

The test against which FIRB applications are assessed is whether the proposal is contrary to Australia’s national interest or in limited cases, national security. There is no definition of ‘national interest’ or ‘national security’ and applications are assessed on a case-by-case basis. The Australian Treasurer may attach conditions to a FIRB approval where compliance with the conditions is necessary in order to prevent the proposal from being contrary to Australia’s national interest or national security.

Criminal offences and civil penalties can apply for failing to give notification of acquisitions to the Australian Treasurer where required, undertaking certain acquisitions without FIRB approval, or contravening a condition to a FIRB approval.

If an acquisition falls within an exemption under the FATA, then FIRB approval will not be required. There are a number of exemptions under the FATA.

Voluntary notifications to FIRB

Some proposed acquisitions are not compulsorily notifiable but may activate the Australian Treasurer’s powers to make adverse orders. If the Australian Treasurer considers a proposal to be contrary to Australia’s national interest, the Australian Treasurer can make orders including prohibition or divestment.

The Australian Treasurer can ‘call in’ for review reviewable national security actions which are not otherwise notified if the Treasurer considers that the action may pose national security concerns. The review can occur when the action is still proposed or up to 10 years after the action has been taken.

National security actions

Any acquisition of an interest in national security land or certain acquisitions of interests in a national security business is considered a ‘notifiable national security action’ and will be subject to an AUD 0 threshold.

National security land is defined as Australian defense premises or land where an Australian national intelligence community agency holds an interest that is publicly known, or ascertainable through reasonable inquiries.

A national security business in Australia includes one of the following kinds:

●	it is a responsible entity for, or a direct interest holder in, a critical infrastructure asset under the Security of Critical Infrastructure Act 2018 (Cth) (“SOCI Act”);
●	it develops, manufactures or supplies critical goods, technology or services for a military or intelligence use;

●	it stores or has access to classified information; or
●	it collects, stores or maintains security sensitive personal information for the Australian Defence Force, the Australian Department of Defence or an Australian intelligence agency.

Recent changes to the SOCI Act have considerably expanded the types of critical infrastructure assets and sectors. The sectors now covered by the SOCI Act are communications, data storage or processing, financial services and markets, water and sewerage, energy, healthcare and medical, higher education and research, food and grocery, transport, space technology and the defense industry.

Register of Foreign Ownership of Australian Assets

There is a separate and additional obligation to register certain acquisitions with the Register of Foreign Ownership of Australian Assets (“Register”). Unlike the pre-transaction notification requirements, the Register’s registration requirements apply within 30 days after the relevant transaction or event. Registration may be required even if pre-transaction notification is not required and no FIRB approval is obtained.

Certain changes in, and disposal of, the assets will also need to be registered. A new foreign person that holds certain assets also have to consider their registration obligation, as well as those that cease to be a foreign person.

PRC

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

In December 2025, the People’s Bank of China and the NFRA jointly issued the Guidelines on Comprehensive Financing Cost Management for Microcredit Companies, or Circular 247, and the Q&A on the implementation of Circular 247 (the “Q&A”). To promote the reduction of comprehensive financing costs for loans by the microcredit companies, Circular 247 stipulates that (i) local financial regulatory authorities shall guide microcredit companies to disclose the comprehensive financing costs to borrowers prior to the execution of loan agreements. Comprehensive financing costs refer to interest and fees borne by the borrower directly related to the loan business, including but not limited to loan interest, guarantee fees, and insurance premiums. Such costs shall be disclosed in annualized form, specifying the fee items, charging standards, and the entities who collect such costs. No other forms of interest or fees shall be charged to borrowers; (ii) local financial regulatory authorities shall guide microcredit companies to strictly comply with applicable laws and regulations regarding the comprehensive financing costs of newly issued loans. Where such costs exceed 24%, local financial regulatory authorities shall take regulatory measures in accordance with the Interim Measures for the Supervision and Administration of Microcredit Companies, urge the microcredit companies to make immediate rectification, and concurrently, share information regarding such violation with the relevant local branch of the People’s Bank of China in a timely manner, to be integrated into the dynamic management for access to the credit reference system; (iii) where comprehensive financing costs of newly issued loans exceed four times the one-year Loan Prime Rate (LPR), local financial regulatory authorities shall take regulatory measures under the Interim Measures for the Supervision and Administration of Microcredit Companies to guide microcredit companies in gradually reducing the comprehensive financing cost of newly issued loans. For microcredit companies with larger scales and sound operations, regulatory authorities may appropriately intensify guidance, leading large companies to play a demonstrative role and drive the development of smaller ones. In principle, all microcredit companies shall reduce such costs to within four times the one-year LPR by the end of 2027; (iv) from 2026, local financial regulatory authorities shall, by year-end, assess progress and effectiveness in reducing comprehensive financing costs of newly issued loans (including cost levels, regulatory measures, and supportive policies), and evaluate feasibility of achieving the target of capping such costs at four times the one-year LPR. The Q&A further clarifies: (i) in principle, by the end of 2026, the proportion of newly issued loans with comprehensive financing costs exceeding four times the one-year LPR shall drop significantly; by the end of 2027, all such costs of newly issued loans shall be capped at four times the one-year LPR and (ii) certain non-bank financial institutions engaged in consumer credit business may be managed by reference to Circular 247.

In January 2026, Jiangxi Local Financial Regulatory Administration promulgated Implementation Rules for the Supervision and Administration of Microfinance Companies in Jiangxi Province, to impose the management duties upon the relevant regulatory authorities and to specify more detailed requirements on the microfinance companies, in accordance with which, among other requirements, (i) the microfinance companies are prohibited from engaging in deposit taking activities from the public and illegal fund-raising and (ii) the modification of certain company registration issues shall be subject to the approval by the relevant regulatory authorities.

We historically engaged in microfinance businesses through a former subsidiary in Ganzhou, Jiangxi Province, namely Ganzhou Aixin Micro Finance, which has obtained a microfinance license from the relevant local government authority. This microfinance license was updated in September 18,2025 and remains valid until September 17,2026.

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

On March 12, 2002, the Circular of China Insurance Regulatory Commission on Distributing the Contents Related to Insurance Industry in the Legal Documents of China’s Accession to WTO, or the Circular 14, became effective and provided that foreign shareholders of a Chinese insurance broker shall (i) be foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; (ii) have established a representative office in mainland China for two successive years; and (iii) have total assets of more than US$200 million at the end of the year preceding the investment application in a Chinese brokerage business. On October 30, 2019, the Opinions of the State Council on Furthering Effective Use of Foreign Capital was promulgated, which became effective the same day. The State Council presented several opinions to further the effective use of foreign capital, including canceling the years of business operation and the total assets requirements for foreign insurance brokerage institutions to operate insurance brokerage business. According to the Service Guide for the Establishment and Examination and Approval of Insurance Brokers, published by the CBIRC in September 2021, foreign shareholders of a Chinese Insurance Broker shall be (i) foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; and (ii) have total assets of more than US$200 million at the end of the year preceding the investment application in a Chinese brokerage business.

However, on December 3, 2021, the Notice of the CBIRC General Office on Clarifying Relevant Measures for the Opening up of the Insurance Intermediary Market was released and provided that overseas insurance brokerage companies with actual business experience and complying with the relevant provisions of the CBIRC are allowed to invest in and establish insurance brokerage companies in mainland China to engage in insurance brokerage business. The relevant requirements that an investor that intends to establish a foreign-funded insurance brokerage company in mainland China shall have more than 30 years of business experience in any WTO member country, have established a representative office in mainland China for two consecutive years and have total assets of not less than US $200 million in the year prior to the application as prescribed in the Circular 14 shall no longer be implemented.

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

The subsidiary of one of our former variable interest entities, Beijing Myfin, has obtained a license for insurance brokerage from the Beijing Bureau of the CBIRC and is thus qualified to conduct an insurance brokerage business within the territory of the PRC. Such license will remain valid until June 2028.

Regulations Relating to Fund Sales Business

The Law on Securities Investment Funds, originally promulgated in 2003 and amended in 2015, sets forth the principal requirements applicable to fund service institutions, including fund sales institutions. This law subjects institutions that engage in fund sales and other fund services related to publicly raised securities investment funds to registration or record-filing requirements with the securities regulatory authority. The Measures for the Supervision and Administration of Publicly Offered Securities Investment Fund Distributors, originally promulgated by the CSRC in August 2020, govern the qualification of publicly raised securities investment fund sales, payments and settlement for publicly raised securities investment fund sales, publicly raised securities investment fund sales charges and other aspects of publicly raised securities investment fund sales business.

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

On December 31, 2025, the CSRC released Provisions on the Administration of Sales Expenses of Publicly Offered Securities Investment Funds, which (i) reduce the subscription (application) fees and distribution service fees for publicly offered funds, (ii) simplify the arrangement of redemption fees and clarify that all redemption fees shall be included in the fund assets, (iii) clarify that for fund units held by investors for more than one year (excluding money market funds and other funds recognized by the CSRC), the distribution service fees shall no longer be charged, (iv) set up differentiated caps on the payment ratios of client maintenance fees and encourage the vigorous development of equity funds, (v) request fund managers, fund distribution institutions and their staff shall strictly comply with relevant clean-practice provisions and shall not, through themselves or their affiliates, pay or collect fund sales expenses in a disguised form through various methods such as conference fees, training fees, travel expenses, advertising fees, or technical service fees, and (vi) strengthen the regulation of fund sales expenses, clarify that interest generated from fund sales settlement funds belongs to investors, and clarify that fund investment advisory services shall not be subject to double charging.

Our former variable interest entity, Beijing Hongdian, a member of the Asset Management Association of China, has obtained a license for a publicly raised securities investment fund sales business from the CSRC and is qualified to conduct both publicly raised and privately raised securities investment fund sales businesses.

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

Minheng, a subsidiary of one of our former variable interest entities, is qualified to conduct our commercial historically engaged factoring business.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report.

Shareholders’ Agreement with ZIITECH and its Other Shareholders

In September 2025, we acquired a 25.0% ordinary shareholding in ZIITECH in exchange for the issuance of 83,726,789 Class A ordinary shares to the transferors. In connection with the acquisition, we entered into a shareholders’ agreement with ZIITECH and its other shareholders on September 3, 2025, (the “ZIITECH Shareholders’ Agreement”), pursuant to which we are entitled to appoint two-thirds of the members of the board of directors of ZIITECH and have a substantive veto right over matters requiring shareholder resolutions.

Under U.S. GAAP, an entity is required to consolidate another entity when it has a controlling financial interest in that entity. A controlling financial interest may be established not only through majority voting equity ownership, but also through contractual or other arrangements that confer upon an entity the power to direct the activities of another entity that most significantly impact its economic performance. As the board of directors of ZIITECH has the authority to make decisions with respect to the most significant financial and operating activities of ZIITECH, and we are entitled to appoint two-thirds of its directors pursuant to the ZIITECH Shareholders’ Agreement pursuant and a substantive veto right over matters requiring shareholder resolutions, we have concluded that we possess the power to direct ZIITECH’s relevant activities through our board representation rights.

Accordingly, we determined that we obtained a controlling financial interest in ZIITECH for purposes of U.S. GAAP, notwithstanding our 25.0% ordinary shareholding, by virtue of the rights conferred upon us under the ZIITECH Shareholders’ Agreement. As a result, we began consolidating ZIITECH’s financial statements into our consolidated financial statements with effect from September 3, 2025, with the remaining interests held by the other shareholders of ZIITECH recognized as noncontrolling interests in our consolidated financial statements. For details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Australia—Regulations Relating to Australian Corporations—Corporate governance.”

Historical Contractual Arrangements with Our Former VIEs

PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, insurance brokerage, fund distribution and other value-added telecommunications services. We are a Cayman Islands company and our former PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we entered into a series of contractual arrangements, through our former PRC subsidiaries, with our former VIEs and the shareholders of our former VIEs to obtain effective control over our former VIEs and their subsidiaries. In November 2025, in connection with our disposal of equity interests in Romantic Park, all of the WFOEs and VIEs were divested, and following the divestment, we are no longer considered the ultimate beneficiary of any VIE and does not hold any VIE.

Historically, the contractual arrangements with the VIEs allowed us to:

●	exercise effective control over our variable interest entities and their subsidiaries;
●	receive substantially all of the economic benefits from our variable interest entities and their subsidiaries; and
●	have an exclusive option to purchase all or part of the equity interests in our variable interest entities and when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we had become the primary beneficiary of our VIEs under U.S. GAAP until our disposal of equity interests in Romantic Park. We have consolidated the financial results of our variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP up to and including October 2025.

The following is a summary of the historical contractual arrangements between our former PRC subsidiaries, our former VIEs and their shareholders.

Agreements that Allowed Us to Receive Economic Benefits from Our Variable Interest Entities

Exclusive Business Cooperation Agreements. Our PRC subsidiaries entered into exclusive business cooperation agreements with each of our VIEs . Pursuant to these agreements, our PRC subsidiaries or their designated parties had the exclusive right to provide our VIEs with comprehensive business support, technical support and consulting services. Without our PRC subsidiaries’ prior written consent, our variable interest entities shall not accept any consulting and/or services covered by these agreements from any third party. Our VIEs agreed to pay service fees based on services provided and their commercial value on a quarterly basis or other service fees for specific services as required and as otherwise agreed by both parties. Our PRC subsidiaries owned the intellectual property rights arising out of the services performed under these agreements. Unless our PRC subsidiaries terminate these agreements or pursuant to other provisions of these agreements, these agreements will remain effective for ten years. These agreements can be terminated by our PRC subsidiaries with 30 days’ advance written notice, our VIEs have no right to unilaterally terminate these agreements, subject to certain exceptions.

Agreements that Provided Us with Effective Control over Our Variable Interest Entities

Power of Attorney. Through a series of powers of attorney, each shareholder of our VIEs irrevocably authorized our PRC subsidiaries or any person(s) designated by our PRC subsidiaries to act as its attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in our VIEs, including but not limited to the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney is irrevocable and remains in force continuously upon execution.

Equity Pledge Agreement. Our PRC subsidiaries had entered into an equity pledge agreement with each shareholder of our VIEs . Pursuant to these equity pledge agreements, each shareholder of our variable interest entities had pledged all of his or her equity interest in our VIEs to our PRC subsidiaries to guarantee the performance by such shareholder and our VIEs of their respective obligations under the exclusive business cooperation agreements, the power of attorney, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If our VIEs or any of their shareholders breach any obligations under these agreements, our PRC subsidiaries, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of our VIEs agreed that before his or her obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of our PRC subsidiaries. These equity pledge agreements will remain effective until our VIEs and their shareholders discharge all their obligations under the contractual arrangements, except that the equity pledge under (i) the equity pledge agreement entered into by and among Aixin Beijing, Beijing Hongdian and Beijing Hongdian’s shareholders, and (ii) the equity pledge agreement entered among Aixin Beijing, Xinshun Dingye and Xinshun Dingye’s shareholders, would not be deemed validly created until it is registered with the competent government authorities.

Agreements that Provided Us with the Option to Purchase the Equity Interest in Our VIEs

Exclusive Option Agreements. Our PRC subsidiaries had entered into exclusive option agreements with our variable interest entities and their respective shareholders. Pursuant to these exclusive option agreements, the shareholders of our VIEs had irrevocably granted our PRC subsidiaries or any third party designated by our PRC subsidiaries an exclusive option to purchase all or part of their respective equity interests in our VIEs. In addition, our VIEs have irrevocably granted our PRC subsidiaries or any third party designated by our PRC subsidiaries an exclusive option to purchase all or part of their respective assets in our VIEs. The purchase price of equity interests in our VIEs will be the lower of RMB1.00 per share or the lowest price permitted by law. The purchase price of assets in our VIEs will be the lower of the book value of the asset or the lowest price permitted by law. Without our PRC subsidiaries’ prior written consent, our VIEs shall not, among other things, amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons, make any investments or distribute dividends. The shareholders of our VIEs also undertook that they would not transfer, gift or otherwise dispose of their respective equity interests in our variable interest entities to any third party or create or allow any encumbrance on their equity interests within the term of these agreements. These agreements will remain effective for ten years and will be extended at the sole discretion of our PRC subsidiaries.

In the opinion of Shihui Partners, our PRC counsel, our historically VIE structure, did not result in any violation of the applicable PRC laws or regulations in the past in effect.

D. Property, Plant and Equipment

Our corporate headquarters are located in Hong Kong, where we lease office premises with a gross floor area of approximately 50 square feet. from unrelated third parties under an operating lease arrangement expiring on March 31, 2027. As of December 31, 2025, ZIITECH also leased office premises in Melbourne, Australia, with a gross floor area of approximately 247 sq.m. We also leased offices and branch premises in Sydney, Australia and Singapore. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Item 4A.Unresolved Staff Comments

Not applicable.

Item 5.Operating and Financial Review and Prospects

A.Operating results

Overview

We are a Nasdaq-listed group providing merchant digitalization and commerce-enablement solutions to small and medium enterprises (“SME”). Our solutions feature critical functionality that SMEs need to engage with consumers, manage their operations, accept payments, and grow their business. Such solutions empower single- and multi-location retailers, restaurants and other SMEs to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, and physical channels. Substantially all of our current operations are conducted in Australia. We plan to expand globally through a combination of organic growth, selective international scaling and strategic initiatives, including white-label cooperation in certain markets and acquisition-driven growth.

In September 2025, we acquired a 25.0% ordinary shareholding in ZIITECH in exchange for the issuance of 83,726,789 Class A ordinary shares to the transferors. In connection with the acquisition, we entered into a shareholders’ agreement with ZIITECH and its other shareholders on September 3, 2025, pursuant to which we are entitled to the contractual right to appoint two-thirds of Ziitech’s board of directors and a substantive veto right over all matters requiring shareholder resolution, including the determination of the number of seats on the board of directors; accordingly, we determined that we obtained a controlling financial interest in ZIITECH for purposes of U.S. GAAP. As a result, we began consolidating ZIITECH’s financial statements into our consolidated financial statements with effect from September 3, 2025, with the remaining interests held by the other shareholders of ZIITECH recognized as noncontrolling interests in our consolidated financial statements.

In November we disposed of our equity interests in Romantic Park. This disposal also resulted in the divestment of all of our former WFOEs and VIEs, which previously conducted our operations in mainland China. The disposal represents a strategic shift and has a significant impact on our results of operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the disposal group have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

Effective October 1, 2025, we elected to change our reporting currency from RMB to US$. The functional currency of our company and subsidiaries incorporated in the Cayman Islands, British Virgin Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Australia entities is Australian dollars (“AUD”). The functional currency of the Singapore entity is Singapore dollars (“SGD”). The functional currency of the mainland China entity is RMB. In the consolidated financial statements, the financial information of our company and subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gain and losses are translated using the average of exchange rate during their respective reporting period.

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

Adjusted operating expenses represent total operating expenses before share-based compensation expense. Adjusted net loss represents net loss before share-based compensation expenses.

The table below sets forth a reconciliation of these non-GAAP financial measures for the periods indicated.

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands, except percentages)
Total operating income/(expenses) from continuing operations	300	(294)	(2,483)
Add: share-based compensation expenses	(972)	—	14
Adjusted operating expenses from continuing operations	(672)	(294)	(2,469)
Net loss	(11,405)	(2,054)	(1,541)
Add: share-based compensation expenses	(972)	—	14
Adjusted net loss	(12,377)	(2,054)	(1,527)

Key Factors Affecting Our Results of Operations

Macroeconomic condition in Australia

We derived most of our revenues from merchant digitalization and commerce-enablement solution to SMEs in Australia. Our ability to maintain and grow our business is highly dependent on macroeconomic conditions in Australia and their impact on SMEs. Adverse changes in economic growth, consumer spending, inflation, interest rates, unemployment, and overall business confidence may weaken the financial condition and spending power of SME customers, reduce demand for our merchant digitalization and commerce-enablement solutions, hinder our customer retention and new client acquisition efforts, and materially adversely affect our results of operations, liquidity, and financial condition.

Ability to acquire and retain customers

Our sustained growth depends on our effectiveness in attracting new merchants and increasing the lifetime value of both single‑location and multi‑location customers.

Our success in acquiring new merchants is affected by product competitiveness, sales and marketing efficiency, brand awareness; customer retention is driven by platform reliability, product updates and customer support, especially for multi-location merchants that require consistent, scalable service. Expanding customer lifetime value relies on our ability to cross-sell, upsell and deepen platform integration across online, mobile and physical channels.

Ability to maintain stability and manage the cost structure of our payment processing ecosystem

Our solutions rely on collaboration with third party payment partnership. Our operating results are affected by our ability to maintain stable cooperation, favorable pricing terms and reliable service access with these partners. Termination, renegotiation on unfavorable terms or operational disruptions of key partnerships may impair our service delivery, increase operating costs and limit our ability to serve SME customers.

Ability to innovate and optimize omni-channel product functionality

Our core competitiveness lies in providing integrated omni-channel solutions that help retailers, restaurants and other SMEs engage consumers across online, mobile and physical channels. Our ability to continuously upgrade product features, optimize operational management tools and enhance payment acceptance capabilities to meet evolving SME needs is critical. Failure to keep pace with technological trends and market demands may weaken our competitive edge, reduce merchant stickiness and restrict business growth.

Key Components of Results of Operations

Revenues

Our revenues are derived from payment platform partnership, SaaS subscription services provided to F&B merchants and retail merchants and other services or products. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except percentages)
Revenues:
Payment solutions	—	—	—	—	740	46.3
SaaS subscription services
F&B solution	—	—	—	—	275	17.2
Retail solution	—	—	—	—	92	5.8
Other revenue	—	—	—	—	491	30.7
Total revenues	—	—	—	—	1,598	100.0

The revenues from payment solutions represent the revenues generated from payment platform partnership. We establish strategic referral partnership with prominent payment platform of merchant payment facilities, providing referral services associated with each individual transaction generated by the merchants that we have successfully referred to the payment platform in exchange for incentive fees in Australia. We recognize revenue at point in time when the referred merchants have been approved by the payment platforms and when the variable consideration is not constrained after periodic reconciliation of incentive amount agreed with the payment platforms.

We provide SaaS subscription services to merchant for F&B solutions and retail solutions, enabling the merchants to improve order efficiency and better payment experience. The monthly SaaS subscription service fee is fixed and pre-determined in the contracts. However, if the merchant’s monthly transaction volume meets certain threshold as pre-determined in the contract, that month’s SaaS subscription fee is waived by us. Therefore, the transaction price of SaaS subscription service is variable and constrained by the monthly transaction volume. We act as a principal and recognize revenue on a gross basis. We recognize revenue from SaaS subscription service overtime on a monthly basis when it is probable that a significant reversal will not occur. While we currently generate revenue via incentive arrangements with payment platform partners, such revenue model is only applicable in Australia. In connection with our planned international expansion, we expect to generate a greater portion of our revenues from SaaS services.

We generate other revenues mainly from hardware sales and installment services and software development services. For hardware sales and installment services, we sell POS-related hardware and POS-related installment services to customers. We act as a principal and recognize revenue on a gross basis at the point when customer acceptance is completed. For software development services, we offer end-to-end white label software that enables customers to launch their own branded POS platform. We act as a principal and recognize revenue on a gross basis at point in time upon customers’ acceptance.

Cost of Revenues

Cost of revenues mainly consist of POS-related hardware cost, fees paid to cloud server providers, fees paid to payment platform providers, staff costs and other costs during the year ended December 31, 2025. We recorded reversal of share-based compensation of US$46 thousand during the year ended December 31, 2023. The following table sets forth our cost of revenues, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except percentages)
Cost of revenues:
POS-related hardware cost	—	—	—	—	(328)	(20.5)
Fees paid to cloud server providers	—	—	—	—	(68)	(4.3)
Fees paid to payment platform providers	—	—	—	—	(24)	(1.5)
Staff costs	—	—	—	—	(17)	(1.1)
Other costs	46	—	—	—	(18)	(1.1)
Total cost of revenues	46	—	—	—	(455)	(28.5)

Gross Profit

During 2023 and 2024, no revenue was generated from continuing operations. During 2025, the gross profit was generated from payment platform partnership, SaaS subscription services provided to F&B merchants and retail merchants and other services or products. During 2023, we recorded reversal of share-based compensation of US$46 thousand. The following table sets forth our gross profit, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except percentages)
Revenues	—	—	—	—	1,598	100.0
Cost of revenues	46	—	—	—	(455)	(28.5)
Gross profit	46	—	—	—	1,143	71.5

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except percentages)
Sales and marketing expenses	229	—	(1)	—	(542)	(33.9)
General and administrative expenses	(264)	—	(293)	—	(1,442)	(90.2)
Research and development expenses	335	—	—	—	(499)	(31.2)
Total operating expenses	300	—	(294)	—	(2,483)	(155.3)

Sales and marketing expenses

Sales and marketing expenses primarily consist of staff expenses, commission expenses and business entertainment expenses. The increase in sales and marketing expenses was mainly due to acquisition of ZIITECH.

General and administrative expenses

General and administrative expenses primarily consist of professional expenses, depreciation and amortization expenses, staff expenses, office expenses, rental expenses and credit losses. The increase in general and administrative expenses was mainly due to acquisition of ZIITECH.

Research and development expenses

Research and development expenses primarily consist of IT consulting expenses and staff expenses. The increase in research and development expenses was mainly due to acquisition of ZIITECH.

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

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except percentages)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues	—	—	—	—	1,598	100.0
Cost of revenues	46	—	—	—	(455)	(28.5)
Gross profit	46	—	—	—	1,143	71.5

Operating expenses:
Sales and marketing expenses	229	—	(1)	—	(542)	(33.9)
General and administrative expenses	(264)	—	(293)	—	(1,442)	(90.2)
Research and development expenses	335	—	—	—	(499)	(31.2)
Total operating expenses	300	—	(294)	—	(2,483)	(155.3)

Operating loss	346	—	(294)	—	(1,340)	(83.8)

Loss from disposal of subsidiaries	(5,421)	—	—	—	—	—
Interest expenses, net	(631)	—	(14)	—	(52)	(3.3)
Other (expenses)/income, net	—	—	(10)	—	585	36.6
Loss before income tax expense	(5,706)	—	(318)	—	(807)	(50.5)
Income tax benefit	—	—	—	—	65	4.1
Net loss from continuing operation	(5,706)	—	(318)	—	(742)	(46.4)
Net loss from discontinued operation	(5,699)	—	(1,736)	—	(799)	(50.0)
Net loss	(11,405)	—	(2,054)	—	(1,541)	(96.4)

Other comprehensive income/(loss)	3,051	—	1,557	—	(1,349)	(84.4)

Total comprehensive loss	(8,354)	—	(497)	—	(2,890)	(180.8)

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

Revenues

Our total revenue increased from nil in the year ended December 31, 2024 to US$1.6 million in the year ended December 31, 2025. The increase was mainly attributable to our strategic shift toward merchant digitalization and commerce-enablement solutions, which generate revenue mainly from our payment solutions, F&B solutions and retail solutions.

Cost of revenues

Cost of revenues increased from nil in the year ended December 31, 2024 to US$0.5 million in the year ended December 31, 2025. The increase was mainly attributable to our strategic business shift, which resulted in costs associated with our merchant digitalization and commerce-enablement solutions, including mainly expenditures on POS-related hardware, cloud service fees, fees paid to payment platform providers, and staff costs.

Gross profit

Our gross profit increased from nil in the year ended December 31, 2024 to US$1.1 million in the year ended December 31, 2025. The increase was mainly attributable to increasing gross profit from our merchant digitalization and commerce-enablement solutions.

Operating expenses

Total operating expenses increased by 744.6% from US$0.3 million in the year ended December 31, 2024 to US$2.5 million in the year ended December 31, 2025.

Sales and marketing expenses. Sales and marketing expenses increased from US$1 thousand in the year ended December 31, 2024 to US$0.5 million in the year ended December 31, 2025. This increase was primarily attributable to the increase of US$0.4 million in staff expenses and US$0.1 million in commission expenses.

General and administrative expenses. General and administrative expenses increased by 392.2% from US$0.3 million in the year ended December 31, 2024 to US$1.4 million in the year ended December 31, 2025. The increase was primarily attributable to (i) the increase of US$0.6 million in professional expenses; (ii) the increase of US$0.2 million in depreciation and amortization expenses; (iii) the increase of US$0.2 million in staff expenses; and (iv) the increase of US$0.1 million in travel and office expenses.

Research and development expenses. Research and development expenses increased from nil in the year ended December 31, 2024 to US$0.5 million in the year ended December 31, 2025. This increase was primarily attributable to the increase in IT consulting expenses and staff expenses.

Other expenses, net

Interest expenses, net. We recorded interest expenses, net of US$0.01 million and US$0.1 million in 2024 and 2025, respectively.

Other expenses/(income), net. We recorded other expenses of US$10 thousand and other income of US$0.6 million in 2024 and 2025, respectively. The other income mainly consisted of income generated from our non-recurring consulting services of US$0.6 million.

Net Loss from continuing operations

We recorded net loss from continuing operations of US$0.3 million and US$0.7 million in the years ended December 31, 2024 and 2025, as a result of the above.

Net Loss from discontinued operations

We recorded net loss from discontinued operations of US$1.7 million and US$0.8 million in the years ended December 31, 2024 and 2025.

Net Loss

We recorded net loss of US$2.1 million and US$1.5 million in the years ended December 31, 2024 and 2025, as a result of the above.

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Operating expenses

Total operating expenses increased by 198.0% from a reversal of expenses of US$0.3 million in the year ended December 31, 2023 to operating expenses of US$0.3 million in the year ended December 31, 2024.

Sales and marketing expenses. Sales and marketing expenses increased from a reversal of expenses of US$0.2 million in the year ended December 31, 2023 to nil in the year ended December 31, 2024. This increase was primarily attributable to a reversal of stock-based compensation expenses of US$0.3 million recognized in the year ended December 31, 2023, with no such reversal occurring in the year ended December 31, 2024; offset by the decrease of US$0.1 million in professional expenses.

General and administrative expenses. General and administrative expenses increased by 11.0% from US$264 thousand in the year ended December 31, 2023 to US$293 thousand in the year ended December 31, 2024. The increase was primarily attributable to a reversal of stock-based compensation expense of US$0.2 million recognized in the year ended December 31, 2023, with no such reversal occurring in the year ended December 31, 2024; offset by the decrease of US$0.1 million in professional expenses.

Research and development expenses. Research and development expenses changed from a reversal of expenses of US$0.3 million in the year ended December 31, 2023 to nil in the year ended December 31, 2024. This change was primarily attributable to a reversal of stock-based compensation expenses of US$0.3 million recognized in the year ended December 31, 2023, with no such reversal occurring in the year ended December 31, 2024.

Other expenses, net

Loss from disposal of subsidiaries. We recorded loss from disposal of a subsidiary of US$5.4 million in 2023, with no such loss occurring in 2024.

Interest expenses, net. We recorded interest expenses, net of US$0.6 million and US$14 thousand in 2023 and 2024, respectively.

Net Loss from continuing operations

We recorded net loss from continuing operations of US$5.7 million and US$0.3 million in the year ended December 31, 2023 and 2024, as a result of the above.

Net loss from discontinued operations

We recorded net loss from discontinued operations of US$5.7 million in the year ended December 31, 2023 and net loss from discontinued operations of US$1.7 million in the year ended December 31, 2024.

Net Loss

We recorded net loss of US$11.4 million and US$2.1 million in the year ended December 31, 2023 and 2024, as a result of the above.

Taxation

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands.

British Virgin Islands

Our subsidiary incorporated in the British Virgin Islands is not subject to income or capital gains tax under the current laws of the British Virgin Islands. The British Virgin Islands do not impose a withholding tax on dividends.

Australia

Under the current laws of Australia, our Australian subsidiary is subject to a federal tax rate of 30% on their taxable income. For certain smaller companies with an aggregated turnover of less than AUD50 million, a reduced rate of 25% applies.

Singapore

Under the current law of Singapore, entities located in Singapore are subject to 17% statutory income tax rate with respect to the profit generated from Singapore, with 75% exemption on the first SGD10,000 of taxable income and further 50% exemption on the next SGD190,000 of taxable income.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018, the Ordinance. Under the two-tiered profits tax rate regime, the first HK$2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. Our Hong Kong subsidiary did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2023, 2024 and 2025. Payments of dividends by our Hong Kong subsidiary to us are therefore not subject to withholding tax in Hong Kong.

PRC

Our PRC subsidiaries and our former variable interest entities, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. In addition, our variable interest entities and PRC subsidiaries are subject to value added taxes, or VAT, on the services they provide at the rate of 6% or 3%, depending on whether the entity is a general taxpayer or small-scale taxpayer, plus related surcharges, less any deductible VAT they have already paid or borne.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption.

Inflation

Inflationary factors such as increases in costs may adversely affect our results of operations. We do not believe that inflation has had a material effect on our business, financial condition or results of operations to date. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher cost through price increases. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in the countries and regions where we operate in the future.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the period presented:

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash used in operating activities from continuing operations	(862)	(265)	(908)
Net cash provided by/(used in) operating activities from discontinued operations	2,077	(1,807)	1,054
Net cash provided by/(used in) by operating activities	1,215	(2,072)	146
Net cash used in investing activities from continuing operations	—	—	147
Net cash provided by/(used in) investing activities from discontinued operations	4,981	(11)	(5,419)
Net cash provided by/(used in) investing activities	4,981	(11)	(5,272)
Net cash (used in)/provided by financing activities from continuing operations	(36,316)	254	1,550
Net cash provided by financing activities from discontinued operations	—	—	—
Net cash (used in)/provided by financing activities from continuing operations	(36,316)	254	1,550
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(618)	(203)	144
Net decrease in cash, cash equivalents and restricted cash	(30,738)	(2,032)	(3,432)
Cash, cash equivalents and restricted cash at beginning of the period	37,147	6,409	4,377
Cash, cash equivalents and restricted cash at end of the year	6,409	4,377	945

We experienced net loss of US$11.4 million, US$2.1 million and US$1.5 million for the years ended December 31, 2023, 2024 and 2025. In 2025, we had net cash provided by operating activities of US$0.1 million. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses for the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2025, we had US$0.9 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and time deposits, held in deposit accounts with banks that are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

As of December 31, 2025, we had total current liabilities of US$1.4 million, primarily consisting of accrued expenses and other liabilities of US$1.2 million.

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

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2025 was US$0.1 million, consisting of net cash flow used in operations activities from continuing operations of US$1.0 million and net cash provided by operations from discontinued operations of US$1.1 million. Net cash used in operating activities from continuing operations for the year ended December 31, 2025 was US$1.0 million, as compared to a net loss from continuing operations of US$0.7 million adjusted by depreciation and amortization of US$0.2 million. The difference between our net loss and our net cash used in operating activities was primarily attributable to an increase of US$0.3 million in prepayments and other current assets .

Net cash used in operating activities for the year ended December 31, 2024 was US$2.1 million, consisting of net cash flow used in operations activities from continuing operations of US$0.3 million and net cash used in operations from discontinued operations of US$1.8 million. Net cash used in operating activities from continuing operations for the year ended December 31, 2024 was US$0.3 million, as compared to a net loss from continuing operations of US$0.3 million.

Net cash provided by operating activities for the year ended December 31, 2023 was US$1.2 million, consisting of net cash flow used in operations activities from continuing operations of US$0.9 million and net cash provided by operations from discontinued operations of US$2.1 million. Net cash used in operating activities from continuing operations for the year ended December 31, 2023 was US$0.9 million, as compared to a net loss from continuing operations of US$5.7 million adjusted by loss from disposal of subsidiaries of US$5.4 million and share-based compensation reversal of US$1.0 million. The difference between our net loss and our net cash used in operating activities was primarily attributable to a decrease of US$0.3 million in prepayments and other current assets and an increase of US$0.1 million in accrued expenses and other liabilities.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was US$5.3 million, consisting of net cash provided by investing activities from continuing operations of US$0.1 million and net cash used in investing activities from discontinued operations of US$5.4 million. Net cash provided by investing activities from continuing operations for the year ended December 31, 2025 mainly consisted of US$0.2 million net cash inflow from acquisition of ZIITECH.

Net cash used in investing activities for the year ended December 31, 2024 was US$0.01 million, consisting of net cash used in investing activities from discontinued operations of US$11 thousand. Net cash provided by investing activities from continuing operations for the year ended December 31, 2024 was nil.

Net cash provided by investing activities for the year ended December 31, 2023 was US$5.0 million, consisting of net cash provided by investing activities from discontinued operations of US$5.0 million . Net cash provided by investing activities from continuing operations for the year ended December 31, 2023 was nil.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was US$1.6 million, all of which was from continuing operations, mainly consisting of US$1.6 million in proceeds from borrowings.

Net cash provided by financing activities for the year ended December 31, 2024 was US$0.3 million, all of which was from continuing operations, mainly consisting of US$0.3 million in loan received from third parties.

Net cash used in financing activities for the year ended December 31, 2023 was US$36.3 million, all of which was from continuing operations, mainly consisting of US$33.9 million in repayment of short-term and long-term borrowings and US$6.4 million in repayment of convertible loans; offset by US$4.0 million in proceeds from issuance of ordinary shares.

Capital Expenditures

We did not have any significant capital expenditures for the years ended December 31, 2023, 2024 and 2025, as we do not heavily rely on property and equipment to operate.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025.

	Payment Due by December 31, 2025
		Less than	More than
	Total	1 year	1 year

	(Amounts expressed in US$ in thousands)
Operating lease obligations	112	88	24
Long-term borrowing	1,800	—	1,800
Total	1,912	88	1,824

Other than as shown above, we did not have any other significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Item 6.Directors, Senior Management and Employees

A.Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zexiong Huang	39	Director, Chief Executive Officer
Xin Yang	43	Director, Chief Financial Officer
Jun Dong	48	Chairman of the Board of Directors
Hao Liu	40	Director
Sen Lin	49	Independent Director
Eun Jung Shin	43	Independent Director
Dawei Chen	51	Independent Director

Mr. Zexiong Huang has served as a director of the Board and the chief executive officer and acting chief financial officer of our company since January 2023. Mr. Huang has over ten years of experience in the financial industry as well as the financial services industry, specializing in SME financial services, financing and guarantee, consumer finance, real estate mortgage financing, microfinance, and other financial products. He has held various senior management positions in mainland China and Hong Kong and has gained comprehensive industry experience in the areas of consulting, business development, financial operations, and management. Mr. Huang was an executive director and the chief executive officer of JIMU GROUP LIMITED (8187.HK) from June 2020 to May 2022. He has been a consultant of our former digital SME business unit since 2021 and the executive vice president of the group since 2022. Mr. Huang holds a bachelor’s degree in economics from Yunnan University of Finance and Economics.

Mr. Xin Yang has served as our chief financial officer since December 2023 and as a director of the Board since October 2025. Mr. Yang has 20 years of experience in accounting and financial management. Prior to joining us, Mr. Yang served as chief financial officer at Shenzhen Longchengfa Technology Co., Ltd. from October 2021 to December 2023.Mr. Yang received his bachelor’s degree from Central University of Finance and Economics in 2004.

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

Mr. Hao Liu has served as a director of the Board since October 2025. Mr. Hao has been serving as an independent director of 3 E NETWORK TECHNOLOGY GROUP LIMITED (NASDAQ: MASK) since December 2024. Prior to that, Mr. Liu held roles of co-founder and chief executive officer at Jeethen Capital from January 2020 to December 2024, overseeing the firm’s strategic direction and daily operations. From March to August 2021, Mr. Liu served as CEO and director at Mercurity Fintech Holding Inc. (NASDAQ: MFH), where he led the company’s successful business transformation and service optimization. From October 2017 to February 2019, Mr. Liu served as chief technology officer at Huasheng Securities, where he enhanced the firm’s fintech infrastructure and digital services through his technical leadership. Mr. Liu also leverages his deep technical expertise and financial industry insight as an angel investor supporting multiple innovative fintech startups. Mr. Liu received a bachelor’s degree in software engineering from Nanjing University of Science and Technology in 2008.

Mr. Sen Lin has served as an independent director of the Board and chairman of the audit committee of the Board since January 2023. Mr. Lin has over 20 years of accounting and auditing experience. He currently serves as the chief capital officer of AsiaLinq Investments and the chief financial officer of ChinaUp Hong Kong Limited. Since December 2021, Mr. Lin has served as an independent director of Metalpha Technology Holding Limited (Nasdaq: MATH), a company engaged in the development of a rewards-based crowdfunding platform. Since June 2021, Mr. Lin has served as an independent director of Shenzhen Jiang &Associates Creative Design Co., Ltd. (300668.SZ). From 2001 to 2006, Mr. Lin served as a manager of PricewaterhouseCoopers, and he became a certified public accountant in China in 2010. Mr. Lin received his bachelor’s degree in international business administration from Central University of Finance and Economics in 1998 and an EMBA degree from China Europe International Business School in 2011.

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

Mr. Dawei Chen has served as an independent director of the Board since August 2023. Mr. Chen served as the Chief Financial Officer of Skillful Craftsman Education Technology Limited (Nasdaq: EDTK) from August 2021 to February 2026 and served as its Chief Strategy Officer from January 2021 to August 2021. Mr. Chen was the vice president of Wuhan Incar Technology Co. Ltd. from January 2018 to February 2020. Mr. Chen had served in several senior positions with leading multinational corporations and consulting firms, where he gained extensive experience in strategic planning and management consultancy. Over the past ten years, Mr. Chen focused on equity investment, with more than 20 successful IPOs and M&A transactions mainly in education, high-end manufacturing, IT infrastructure, Blockchain technology, and e-commerce. Additionally, Mr. Chen served as a senior consultant for several Chinese companies listed abroad and took key roles in financing advisory and investor relations. Mr. Chen holds a bachelor’s degree from Beijing University of Posts and Telecommunications (BUPT), a Master of Engineering degree from Beijing Jiaotong University (BJTU) and an MBA degree from Concordia University in Canada.

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

B.Compensation

For the year ended December 31, 2025, we paid an aggregate of approximately US$0.1 million in cash and benefits to our executive officers. We paid our non-executive directors an aggregate of US$65,616 during the same period. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentives

2018 Share Incentive Plan

In July 2018, our shareholders and board of directors adopted another share incentive plan, which we refer to as our Second Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Our board of directors approved an amendment to the Second Plan in April 2025. Under our Second Plan, as amended, the maximum aggregate number of shares which may be issued pursuant to all awards under our Second Plan is initially 47,017,541, plus an annual increase on January 1 of each year commencing on January 1, 2026 and ending on the end of the term of our Second Plan, by an amount equal to 2% of the total number of shares issued and outstanding on December 31 of the preceding year. As of March 31, 2026, the maximum aggregate number of shares which may be issued pursuant to awards granted under the Second Plan was 59,855,649 (excluding the number of shares assumed from the First Plan). As of the same date, options to purchase 4,824,190 ordinary shares were outstanding.

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

The following table summarizes, as of March 31, 2026, the options issued under our share incentive plans to our directors, executive officers and other grantees.

	Ordinary
	Shares
	Underlying	Exercise
	Options	Price		Date of
Name	Awarded	($/Share)	Date of Grant	Expiration
Jun Dong	1,560,000	0.000125	July 1, 2018	July 1, 2028
Other grantees	54,358,674	0.000125	July 1, 2015 through July 1, 2018	July 1, 2025 through July 1, 2028

C.Board Practices

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

●reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
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

D. Employees

As of December 31, 2025, we had 30 employees, which included 23 in Austria, two in Singapore, 5 in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

	As of December 31, 2025
		% of Total
	Number	Employees
Functions:
Research and development	5	16.7%
Business & Marketing Development	12	40.0%
General and administrative	13	43.3%
Total number of employees	30	100.0%

As required by laws and regulations in the jurisdictions where we operate, we participate in various employee social security plans. In China, these include, among other things, housing provident fund, pension, medical insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In Australia, we are also required to make superannuation guarantee contributions on behalf of eligible employees at the prescribed rate, currently 12% of the employee’s salary or wages, subject to the applicable cap for high-earning employees.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2026 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our shares.

The calculations in the table below are based on 641,905,382 ordinary shares outstanding as of March 31, 2026, comprising of (i) 599,465,862 Class A ordinary shares, and (ii) 42,439,520 Class B ordinary shares.

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

	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership	Power†
Directors and Executive Officers:*
Zexiong Huang	—	—	—	—	—
Xin Yang	—	—	—	—	—
Jun Dong(1)	10,060,000	42,439,520	52,499,520	8.2	52.3
Sen Lin(2)	—	—	—	—	—
Eun Jung Shin(3)	—	—	—	—	—
Dawei Chen(4)	—	—	—	—	—
Hao Liu	—	—	—	—	—
All directors and executive officers as a group	10,060,000	42,439,520	52,499,520	8.2	52.3
Principal Shareholders:
Genius Hub Limited(1)	—	32,490,725	32,490,725	5.1	39.4
Flamel Enterprises Ltd.(1)	8,500,000	9,948,795	18,448,795	2.9	12.8
Tadpole Investing Carnival Limited(5)	105,000,000	—	105,000,000	16.4	8.5
Linkto Tech Limited(6)	98,000,000	—	98,000,000	15.3	7.9
Beansprouts Ltd.(7)	43,220,529	—	43,220,529	6.7	3.5

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

*	Except for Ms. Eun Jung Shin, Mr. Sen Lin and Mr. Dawei Chen, the business address for our directors and executive officers is Room 02/a, 7/F, A T Tower, 180 Electric Road North Point, Hong Kong.
(1)	Represents (i) 1,560,000 Class A ordinary shares that Mr. Dong has the right to acquire upon exercise of option, (ii) 32,490,725 Class B ordinary shares directly held by Genius Hub Limited, and (iii) 8,500,000 Class A ordinary shares and 18,448,795 Class B ordinary shares directly held by Flamel Enterprises Ltd. Genius Hub Limited is wholly owned and controlled by Coastal Hero Limited, a company incorporated under the laws of the British Virgin Islands. Coastal Hero Limited is controlled by Genesis Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Dong is the settlor of Genesis Trust, and Mr. Dong and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Dong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Genius Hub Limited in our company, and the options we granted to Mr. Dong to purchase 1,560,000 ordinary shares of our company. Mr. Jun Dong is the sole shareholder and the sole director of Flamel Enterprises Ltd. The registered office address of Flamel Enterprises Ltd. is Tortola Pier Park, Building 1, Second Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.
(2)	The business address of Mr. Sen Lin is 9F, Block 3, Helen’s Garden Phase 3, Gongye 7 Road, Nanshan District, Shenzhen, Guangdong, China.
(3)	The business address of Ms. Eun Jung Shin is 101-2201, 91 Marine City, Ro Haeundae-gu, Busan, South Korea.
(4)	The business address of Mr. Dawei Chen is 1705, 9#, Phase5, Vanko Diwuyuan, Shenzhen, China.

(5)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on March 16, 2023. Represents 105,000,000 Class A ordinary shares directly held by Tadpole Investing Carnival Limited, a company incorporated under the laws of British Virgin Islands. Tadpole Investing Carnival Limited is beneficially owned and controlled by Yechen Gan.
(6)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on March 16, 2023. Represents 98,000,000 Class A ordinary shares directly held by Linkto Tech Limited, a company incorporated under the laws of Hong Kong. Linkto Tech Limited is beneficially owned and controlled by YuanLan Gao.
(7)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 11, 2022. Represents (i) 1,084,986 Class A ordinary shares held by Mandra iBase Limited, a company incorporated under the laws of British Virgin Islands, 14,280,147 Class A ordinary shares in the form of 2,270,850 ADSs held by Mandra iBase Limited, and approximately 26,417,753 Class A ordinary shares which may be purchased by Mandra iBase Limited through the exercise of a warrant pursuant to a warrant agreement entered into between Mandra iBase Limited and us, (ii) 1 Class A ordinary share directly held by Woo Foong Hong Limited, and (iii) 2,818,907 Class A ordinary shares in the form of 402,701 ADSs held by Mandra Mirabilite Limited. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., and Woo Foong Hong Limited is 51% held by Beansprouts Ltd. Beansprouts Ltd. is owned by Bing How Mui and Song Yi Zhang, and each of them holds 50% of the issued and outstanding share capital of Beansprouts Ltd. The registered address of Mandra iBase Limited is 3rd Floor, J&C Building, P.O. Box 933, Road Town, Tortola, British Virgin Islands, VG1110.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to fifteen votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering.

To our knowledge, as of March 31, 2026, a total of 238,629,685 Class A ordinary shares, representing approximately 38% of our total outstanding ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the Depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Until the date when one or more of when Mr. Wei Wei, Mr. Jun Dong and Ms. Xiaomei Peng on an aggregate basis cease to beneficially own no less than 10,356,499 ordinary shares (including both Class A ordinary shares and Class B ordinary shares), representing 20% of the total issued and outstanding Class B ordinary shares immediately prior to our initial public offering, as adjusted for share splits, share dividends, recapitalization and the like, each Class B ordinary share will entitle its holder to fifteen (15) votes. Immediately following the foregoing date, each Class B ordinary share will entitle its holder to only one vote, rather than fifteen. Other than the foregoing, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Historical Contractual Arrangements with Our Former Variable Interest Entities and Their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Former Variable Interest Entities.”

Historical Relationship with Jimu Group

We and Jimu Group had a certain degree of overlap in shareholders and board members. Jimu Group was also our largest single funding partner from 2016 to 2018. In January 2025, we reassessed our relationship with Jimu Group and concluded that Jimu Group was no longer our related party as of January 1, 2025, as the shared board representation had ceased.

Employment Agreements and Indemnification Agreements

See “Item 6—Directors, Senior Management and Employees—B. Compensation”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation”

C. Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.Consolidated Statements and Other Financial Information

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

We are a holding company incorporated in the Cayman Islands. Historically, we relied principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. Following our acquisition of ZIITECH in September 2025 and disposal of equity interests in Romantic Park in November 2025, we primarily rely on dividends from subsidiaries outside mainland China for our future cash requirements.

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.The Offer and Listing

A.Offering and Listing Details

See “—C. Markets.”

B.Plan of Distribution

Not applicable.

C.Markets

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

Effective upon the commencement of trading on the Nasdaq on January 16, 2026, our ADSs will begin trading under the new name “J and Friends Holdings Limited” and new ticker symbol “JF.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, Harbour Place, North Wing, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates. The objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

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

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class B ordinary share shall entitle the holder thereof to fifteen (15) votes on all matters subject to vote at our general meetings, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings. Until the date when one or more of Mr. Wei Wei, Mr. Jun Dong and Ms. Xiaomei Peng on an aggregate basis cease to beneficially own no less than 10,356,499 ordinary shares (including both Class A ordinary shares and Class B ordinary shares), representing 20% of the total issued and outstanding Class B ordinary shares immediately prior to our initial public offering, as adjusted for share splits, share dividends, recapitalization and the like, each Class B ordinary share will entitle its holder to fifteen (15) votes. Immediately following the foregoing date, each Class B ordinary share will entitle its holder to only one vote, rather than fifteen. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

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

Our shareholders may, subject to compliance with the Companies Act of the Cayman Islands, reduce our share capital or any capital redemption reserve in any manner permitted by law.

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

When a takeover offer is made and approved by holders of 90% of the shares affected, the offeror may, at any time within two months after the shareholder approval, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange.”

E.Taxation

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

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the “de facto management body” as the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” Based on a review of the facts and circumstances, we do not believe that J and Friends Holdings Limited or any of our subsidiaries in the British Virgin Islands or Hong Kong should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law. If J and Friends Holdings Limited were to be considered a PRC resident enterprise, then PRC income tax at a rate of 10% would generally be applicable to any gain realized on the transfer of our ADSs or ordinary shares by investors that are “non-resident enterprises” of the PRC and to any interest or dividends payable by us to such investors.

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

We believe our income from, and assets used in the historical business, which were divested in the latter part of the year, were treated as passive under the PFIC provisions. Based on annual income and the value and characterization of our assets throughout the year, as well as the value of our ADSs, it is likely that we were classified as a PFIC for our taxable year ended December 31, 2024. Accordingly, U.S. Holders should consult their tax advisors regarding the advisability of making a mark-to-market election (as described below under “—Passive Foreign Investment Company Rules”). Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may continue to be classified as a PFIC for our taxable year ending December 31, 2025 or future taxable years. Under circumstances where revenues from our installment-sale business or other activities that produce passive income increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending December 31, 2025 and in future taxable years.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Historically, substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and we have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

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

In November 2025, we disposed of our equity interests in Romantic Park and therefore divested our operations in mainland China.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

We do not expect rising or falling interest rates to have a material impact on our financial condition unless uncertainty about the direction and timing of interest rate changes materially affects the level of borrowing and lending activity in the economy. Our business is dependent upon the healthy functioning of the credit markets in Australia and China, and we cannot provide assurance that we will not be exposed to material risks in the event of a credit crisis or prolonged period of uncertainty in the credit markets.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 were decrease of 0.3%, increase of 0.2% and 0%, respectively. In November 2025, we disposed of our equity interests in Romantic Park and therefore divested our operations in mainland China.

Item 12.Description of Securities Other Than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon is the Depositary of our American Depositary Share (“ADS”) program. A holder of ADSs may have to pay certain fees to The Bank of New York Mellon, as depositary (the “Depositary”), and certain taxes, registration and transfer charges and fees and governmental charges and fees. The Depositary collects fees for delivery and surrender of ADSs directly from holders depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. Effective May 16, 2022, we amended our ADS to Share ratio from one ADS representing seven (7) Class A ordinary shares (the “Shares”) to one (1) ADS representing thirty-five (35) Shares. The change was automatically made on the books of the Depositary and no physical action by ADS holders was required. “Deposited Securities” as of any time shall mean Shares at such time deposited or deemed to be deposited under the Deposit Agreement, including without limitation, Shares that have not been successfully delivered upon surrender of ADSs, and any and all other securities, cash or property received by the Depositary or The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the Depositary (the “Custodian”), in respect of the Deposited Securities and at that time held under the Deposit Agreement. The Depositary’s office is located at 240 Greenwich Street, New York, New York 10286.

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

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Item 15.Controls and Procedures

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and acting chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and acting chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025.

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

Internal Control over Financial Reporting

Prior to our initial public offering in October 2018, we were a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2025, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weaknesses that have been identified relates to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC; (ii) our lack of formal internal control framework over financial reporting, including lack of sufficient entity level control policies and procedures, and lack of appropriate segregation of functions and duties.

We have implemented and plan to implement a number of measures to address these material weaknesses:

●	we hired a consulting firm with U.S. GAAP experience to strengthen our financial reporting function;
●	we are in the process of establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues, and we added additional professionals for our financial reporting team in 2019; and
●	we are continuing to further expedite and streamline our reporting process and develop our U.S. GAAP and SEC reporting process to allow early detection, prevention and resolution of potential financial reporting and U.S. GAAP issues, and have established an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements.
●	we are in the process of establishing internal control framework over financial reporting and developing entity-level control policies and procedures to strengthen our internal control environment.
●	we are continuing to optimize segregation of functions and duties across financial reporting process adjust job responsibilities and authorization arrangements appropriately to enhance transaction oversight.

We plan to establish due diligence procedures for investment transactions, including credit assessment procedures to ascertain the financial position of investment targets and other parties involved in the investment transactions, and improve post-investment management activities to address these material weaknesses.

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

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Mr. Sen Lin, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605 (a) (2) and Rule 10A - 3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in July 2018. We have posted a copy of our code of business conduct and ethics on our website at https://ir.j-friends.com/.

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our principal external auditors, for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025

	(in US$ thousands)
Audit fees(1)	320	280	280
Audit-related fees(2)	—	—	30
Tax fees(3)	—	—	—
All other fees(4)	—	—	—
(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.
(2)	“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed for permissible services to review and comment on the design of internal control over financial reporting rendered by our principal auditors.
(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in footnotes (1) through (3).

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by Marcum Asia CPAs LLP, including audit services, tax services and other services as described above.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

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

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

Not applicable.

Item 16J.Insider Trading Policies

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

Item 16K.Cybersecurity

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

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of J and Friends Holdings Limited and its subsidiaries are included at the end of this annual report.

Item 19.Exhibits

Exhibit Number	Description of Document

1.1

Seventh Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-38712) filed with the SEC on January 9, 2026)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-226188), as amended, initially filed with the SEC on July 16, 2018)

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

4.5*	Share Transfer Agreement dated September 3, 2025 by and between Pintec Technology Holdings Limited, ZIITECH PTY LTD and Certain Shareholders of ZIITECH PTY LTD
4.6*	Share Purchase Agreement dated September 3, 2025 by and between Pintec Technology Holdings Limited and Udesignlab Investments Pty Ltd
4.7*	Share Purchase Agreement dated September 3, 2025 by and between Pintec Technology Holdings Limited and TALENTOP PTY LTD
4.8*	Share Purchase Agreement dated September 3, 2025 by and between Pintec Technology Holdings Limited and Wzw Pty. Ltd
4.9*	Share Purchase Agreement dated September 3, 2025 by and between Pintec Technology Holdings Limited and Younghyun An
4.10*

Shareholders’ Agreement dated October 27, 2022, as Amended on September 1, 2023 and September 3, 2025, by and between ZIITECH PTY LTD, Pintec Technology Holdings Limited, and Certain Shareholders of ZIITECH PTY LTD

4.11

Share transfer agreement dated November 7, 2025, by and among PINTEC, Vantage Capital Global Limited and Romantic Park Holdings Limited (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-38712) filed with the SEC on November 12, 2025)

4.12*	Debt assignment and assumption agreement dated November 7, 2025
4.13*	Debt assignment agreement dated November 7, 2025
8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities
11.1*	Code of Business Conduct and Ethics
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Shihui Partners
15.2*	Consent of Travers Thorp Alberga
15.3*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
19.1

Material Nonpublic Information and Prohibition of Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to our annual report on Form 20-F (File No. 001-38712) filed with the SEC on April 30, 2024)

97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

J and Friends Holdings Limited

By:	/s/ Zexiong Huang
Name:	Zexiong Huang
Title:	Chief Executive Officer

Date: April 24, 2026

J and Friends Holdings Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of J and Friends Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of J and Friends Holdings Limited (formerly known as Pintec Technology Holdings Limited) (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations and comprehensive loss, changes in (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 (e), the Company has incurred significant losses and operating cash outflows and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 (e). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

BEIJING OFFICE • Units 06-09 • 46th Floor • China World Tower B • No. 1 Jian Guo Men Wai Avenue • Chaoyang District • Beijing • 100004 Phone 8610.8518.7992 • Fax 8610.8518.7993 • www.marcumasia.com
F-2

Business Combinations

Description of the Matter

As described in Note 4 to the consolidated financial statements, the Company completed the acquisition of Ziitech Pty Ltd. during fiscal year 2025 through issuance of 83,726,789 Class A ordinary shares of the Company, which was accounted for as a business combination. In connection with this acquisition, management recognized customer relationship, software copyright intangible assets of $3.8 million and goodwill of $3.8 million. Auditing the Company’s accounting for its acquisition of Ziitech Pty Ltd. was complex due to the use of subjective assumptions such as revenue growth, discount rates, royalty rates and customer churn rates in the valuation models used by management when determining their estimated fair value.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design of controls over the determination of the fair value of customer relationship, software copyright intangible assets. This included controls over management’s development of the assumptions described above.

To test the estimated fair value of the customer relationship, software copyright intangible assets, we performed audit procedures that included, among others, testing the significant assumptions used in the valuation model, including validating the completeness and accuracy of the underlying data supporting the assumptions and estimates. We performed sensitivity analyses to evaluate the changes in the fair value of the assets that would result from changes in the assumptions and compared those assumptions used by management to current industry and comparable companies’ data and the Company’s own historical results. In addition, we involved a valuation specialist to assist in our evaluation of the methodology used by the Company and the significant assumptions underlying the fair value estimates.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2019.

Beijing, the People’s Republic of China

April 24, 2026

BEIJING OFFICE • Units 06-09 • 46th Floor • China World Tower B • No. 1 Jian Guo Men Wai Avenue • Chaoyang District • Beijing • 100004 Phone 8610.8518.7992 • Fax 8610.8518.7993 • www.marcumasia.com
F-3

J AND FRIENDS HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(US$ in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	5	945
Accounts receivable, net	—	325
Inventories	—	134
Prepayments and other current assets	3	404
Current assets of discontinued operations	12,936	—
Total current assets	12,944	1,808
Non-current assets:
Goodwill	—	3,759
Intangible assets, net	—	3,660
Property, equipment and software, net	—	12
Operating right-of-use assets, net	—	99
Other non-current assets	—	9
Non-current assets of discontinued operations	1,228	—
Total non-current assets	1,228	7,539
TOTAL ASSETS	14,172	9,347
LIABILITIES
Current liabilities:
Short-term borrowing	250	—
Accounts payable	—	137
Accrued expenses and other liabilities	273	1,222
Operating lease liabilities, current	—	85
Current liabilities of discontinued operations (including amounts of consolidated VIEs of US$47,545 and nil, respectively)	67,053	—
Total current liabilities	67,576	1,444
Non-current liabilities:
Long-term borrowing	—	1,800
Operating lease liabilities, non-current	—	24
Non-current liabilities of discontinued operations (including amounts of consolidated VIEs of US$727 and nil, respectively)	727	—
Total non-current liabilities	727	1,824
TOTAL LIABILITIES	68,303	3,268
Commitments and contingencies (Note 16)
SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A Ordinary Shares (US$0.000125 par value per share; 1,750,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 503,747,680 and 595,974,469 shares outstanding as of December 31, 2024 and 2025, respectively; 507,239,098 and 599,465,862 shares issued as of December 31, 2024 and 2025, respectively)	63	74
Class B Ordinary Shares (US$0.000125 par value per share; 250,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 50,939,520 and 42,439,520 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	7	6
Additional paid-in capital	303,532	371,955
Statutory reserves	1,474	—
Accumulated other comprehensive income/(loss)	9,216	(364)
Accumulated deficit	(370,331)	(370,181)
Total shareholders’ (deficit)/equity	(56,039)	1,490
Non-controlling interests	1,908	4,589
TOTAL (DEFICIT)/EQUITY	(54,131)	6,079
TOTAL LIABILITIES AND (DEFICIT)/EQUITY	14,172	9,347

The accompanying notes are an integral part of these consolidated financial statements.

J AND FRIENDS HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(US$ in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenues	—	—	1,598
Cost of revenues	46	—	(455)
Gross profit	46	—	1,143
Operating expenses:
Sales and marketing expenses	229	(1)	(542)
General and administrative expenses	(264)	(293)	(1,442)
Research and development expenses	335	—	(499)
Total operating income/(expenses)	300	(294)	(2,483)
Operating income/ (loss)	346	(294)	(1,340)
Loss from disposal of subsidiaries	(5,421)	—	—
Interest expenses, net	(631)	(14)	(52)
Other (expenses)/income, net	—	(10)	585
Loss before income tax expense	(5,706)	(318)	(807)
Income tax benefit	—	—	65
Net loss from continuing operations	(5,706)	(318)	(742)
Net loss from discontinued operations, net of income tax	(5,699)	(1,736)	(799)
Net loss	(11,405)	(2,054)	(1,541)

Net loss from continuing operations attributable to non-controlling interests	—	—	(253)
Net (loss)/income from discontinued operations attributable to non-controlling interests	(352)	94	36
Net loss from continuing operations attributable to J and Friends Holdings Limited shareholders	(5,706)	(318)	(489)
Net loss from discontinued operations attributable to J and Friends Holdings Limited shareholders	(5,347)	(1,830)	(835)
Net loss attributable to J and Friends Holdings Limited shareholders	(11,053)	(2,148)	(1,324)

Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	3,051	1,557	(1,349)
Total other comprehensive income/(loss)	3,051	1,557	(1,349)
Total comprehensive loss	(8,354)	(497)	(2,890)
Total comprehensive (loss)/income attributable to non-controlling interest	(352)	94	(226)
Total comprehensive loss attributable to J and Friends Holdings Limited shareholders	(8,002)	(591)	(2,664)

Loss per ordinary share
Continuing operations - basic and diluted	(0.01)	(0.001)	(0.001)
Discontinued operations - basic and diluted	(0.01)	(0.003)	(0.001)
Total net loss per ordinary shares - basic and diluted	(0.02)	(0.004)	(0.002)

Weighted average number of ordinary shares outstanding
Basic and diluted	494,712,397	554,687,200	581,991,927

Share-based compensation (reversal)/expenses included in
Cost of revenues	(46)	—	—
Sales and marketing expenses	(280)	—	3
General and administrative expenses	(311)	—	4
Research and development expenses	(335)	—	7

The accompanying notes are an integral part of these consolidated financial statements.

J AND FRIENDS HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT)/EQUITY

(US$ in thousands, except for share data and per share data, or otherwise noted)

									Total
							Accumulated		J and Friends
						Additional	Other		Holdings Limited's		Total
	Class A Ordinary Shares		Class B Ordinary Shares		Statutory	Paid-in	Comprehensive	Accumulated	Shareholders’	Non-controlling	(Deficit)/
	Share	Amount	Share	Amount	Reserve	Capital	Income	Deficit	(Deficit)/Equity	Interest	Equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$
As of December 31, 2022	249,232,020	31	50,939,520	7	4,651	298,061	(1,307)	(359,156)	(57,713)	21,882	(35,831)
Issuance of Class A Ordinary Shares	254,450,000	32	—	—	—	3,968	—	—	4,000	—	4,000
Exercise of options	65,660	—	—	—	—	—	—	—	—	—	—
Share-based awards to employee of the Group	—	—	—	—	—	(2)	—	—	(2)	—	(2)
Net loss	—	—	—	—	—	—	—	(11,053)	(11,053)	(352)	(11,405)
Appropriation to statutory reserve	—	—	—	—	53	—	—	(53)	—	—	—
Disposal of SCHL Group	—	—	—	—	(3,269)	—	5,915	3,269	5,915	(19,716)	(13,801)
Impact of adoption of ASC 326	—	—	—	—	—	—	—	(36)	(36)	—	(36)
Prior year adjustment	—	—	—	—	—	1,505	—	(1,115)	390	—	390
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	3,051	—	3,051	—	3,051
As of December 31, 2023	503,747,680	63	50,939,520	7	1,435	303,532	7,659	(368,144)	(55,448)	1,814	(53,634)
Net loss	—	—	—	—	—	—	—	(2,148)	(2,148)	94	(2,054)
Appropriation to statutory reserve	—	—	—	—	39	—	—	(39)	—	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	1,557	—	1,557	—	1,557
As of December 31, 2024	503,747,680	63	50,939,520	7	1,474	303,532	9,216	(370,331)	(56,039)	1,908	(54,131)
Net loss	—	—	—	—	—	—	—	(1,324)	(1,324)	(217)	(1,541)
Exercise of options	7,500	—	—	—	—	8	—	—	8	—	8
Share-based award compensation	—	—	—	—	—	14	—	—	14	—	14
Issuance of Class A ordinary shares for business acquisition	83,726,789	10	—	—	—	2,310	—	—	2,320	4,851	7,171
Conversion from Class B ordinary shares to Class A ordinary shares	8,500,000	1	(8,500,000)	(1)	—	—	—	—	—	—	—
Disposal of discontinued operations	—	—	—	—	(1,474)	66,091	(8,231)	1,474	57,860	(1,944)	55,916
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	(1,349)	—	(1,349)	(9)	(1,358)
As of December 31, 2025	595,981,969	74	42,439,520	6	—	371,955	(364)	(370,181)	1,490	4,589	6,079

The accompanying notes are an integral part of these consolidated financial statements.

J AND FRIENDS HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ in thousands, except for share data and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from operating activities:
Net loss from operations	(11,405)	(2,054)	(1,541)
Less: net loss from discontinued operations	(5,699)	(1,736)	(799)
Net loss from continuing operations	(5,706)	(318)	(742)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	—	—	190
Amortization of operating lease right-of-use assets	—	—	25
Share-based compensation (reversal)/expense	(972)	—	14
Provision for credit losses	—	—	19
Deferred taxes	—	—	(65)
Loss from disposal of subsidiaries	5,421	—	—
Changes in operating assets and liabilities:
Accounts receivable	(20)	—	(29)
Prepayments and other current assets	278	5	(344)
Inventories	—	—	8
Accounts payable	—	—	35
Operating lease liabilities	—	—	(23)
Accrued expenses and other liabilities	137	48	4
Net cash used in operating activities from continuing operations	(862)	(265)	(908)
Net cash provided by/(used in) operating activities from discontinued operations	2,077	(1,807)	1,054
Net cash provided by/(used in) operating activities	1,215	(2,072)	146
Cash flows from investing activities:
Purchase of property, equipment and software	—	—	(5)
Cash acquired from a business combination	—	—	152
Net cash used in investing activities from continuing operations	—	—	147
Net cash provided by/(used in) investing activities from discontinued operations	4,981	(11)	(5,419)
Net cash provided by/(used in) investing activities	4,981	(11)	(5,272)
Cash flows from financing activities:
Repayment of short-term and long-term borrowings	(33,878)	—	—
Loan received from third parties	—	254	—
Proceeds from short-term and long-term borrowings	—	—	1,550
Repayment of convertible loans	(6,438)	—	—
Proceeds from issuance of ordinary shares	4,000	—	—
Net cash (used in)/provided by financing activities from continuing operations	(36,316)	254	1,550
Net cash provided by financing activities from discontinued operations	—	—	—
Net cash (used in)/provided by financing activities	(36,316)	254	1,550
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(618)	(203)	144
Net decrease in cash, cash equivalents and restricted cash	(30,738)	(2,032)	(3,432)
Cash, cash equivalents and restricted cash at beginning of the year	37,147	6,409	4,377
Including:
Cash and cash equivalents at beginning of the year	36,207	5,705	3,692
Restricted cash at beginning of the year	215	—	—
Non-current restricted time deposits at beginning of the year	725	704	685
Cash, cash equivalents and restricted cash at end of the year	6,409	4,377	945
Including:
Cash and cash equivalents at end of the year	5,705	3,692	945
Non-current restricted time deposits at end of the year	704	685	—
Less: cash, cash equivalents and restricted cash of discontinued operation at the end of the year	6,381	4,372	—
Cash, cash equivalents and restricted cash of continuing operation at the end of the year	28	5	945
Supplemental disclosure of cash flow information from continuing operations:
Cash paid for interest and funding cost	220	—	—
Cash paid for income tax expense	—	—	—
Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	—	543	—
Derecognition of assets other than cash upon disposal of SCHL Group	13,239	—	—
Derecognition of liabilities upon disposal of SCHL Group	18,648	—	—
Non-controlling interest recognized as other payable upon disposal of SCHL Group	19,678	—	—
Issuance of Class A ordinary shares for business acquisition	—	—	2,320

The accompanying notes are an integral part of these consolidated financial statements.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities
(a)	Nature of operations

J and Friends Holdings Limited (the “Company”) is principally engaged in providing merchant digitalization and commerce-enablement solutions to small and medium enterprises (“SME”) in the international markets. The Company was incorporated in the Cayman Islands on March 2, 2017 as an exempted company with limited liability. The Company also offered certain financial solutions, including wealth management, insurance, business installment loan, and international installment loan solutions, till divestment of mainland China business. The Company, its subsidiaries and its controlled entities are collectively referred to as the “Group”.

The Company changed its legal name from Pintec Technology Holdings Limited to J and Friends Holding Limited in January 2026.

(b)	Acquisition of Ziitech

On September 3, 2025, the Company acquired 25% equity interests in Ziitech Pty Ltd (“Ziitech”) and its consolidated subsidiaries from third parties. Ziitech is engaged in providing merchant digitalization and commerce-enablement solutions to SMEs in the international markets. Pursuant to the share purchase agreement, the Company issued 83,726,789 Class A ordinary shares to certain shareholders of Ziitech, which was completed on September 3, 2025, the closing date of the acquisition, upon which the Group obtained control over and consolidated Ziitech through the contractual right to appoint two-thirds of Ziitech’s board of directors and a substantive veto right over all matters requiring shareholder resolution, including the determination of the number of seats on the board of directors. See Note 4.

(c)	Deconsolidation of RPHL Group

The Company signed a share transfer agreement on November 7, 2025 (the “Share Transfer Agreement”) with Vantage Capital Global Limited (the “Vantage”), an entity controlled by Jun Lang, an officer who has responsibility for planning, directing and controlling the activities of Pintec Jinke (Beijing) Technology Information Co., Ltd., a variable interest entity (“VIE”) of the Company before deconsolidation. Pursuant to the Share Transfer Agreement, with nil consideration, Vantage acquired 100% equity interest of Romantic Park Holdings Limited (“Romantic Park”), an entity with net liability position that was wholly owned by the Company. The transaction resulted in the divestment of the former wholly foreign-owned enterprises (“WFOE”) and all VIEs (together with Romantic Park, “RPHL Group”) which were consolidated by Romantic Park and previously conducted operations in mainland China (“RPHL Group Deconsolidation”). Accordingly, as of the date of issuance of the consolidated financial statements, the Company no longer maintains any operations in mainland China. The excess of the nil consideration over the carry value of the net liabilities of RPHL Group was recorded to the additional paid in capital because Jun Lang has significant influence on the previous operation in mainland China. After the divestiture, the Company focuses on providing merchant digitalization and commerce-enablement solutions to SME in countries and regions outside China mainland.

Upon completion of the divestiture of RPHL Group, the Company has no ownership interest in RPHL Group and deconsolidated the financial statements of RPHL Group from its consolidated financial statements since November 7, 2025.

The disposal of RPHL Group represents a strategic shift and has a significant impact on the Company’s result of operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to RPHL Group have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2024 and 2025, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows for the years ended December 31, 2023, 2024 and 2025 have been adjusted to reflect this change (See Note 5).

The Group has reclassified certain comparative balances in the consolidated balance sheet as of December 31, 2024 and certain comparative amounts in the consolidated statements of comprehensive loss for the years ended December 31, 2023 and 2024 to conform to the current year’s presentation. The assets and liabilities of the discontinued operations have been classified as assets of discontinued operations and liabilities of discontinued operations in the consolidated balance sheet as of December 31, 2024. The results of discontinued operations for the years ended December 31, 2023 and 2024 have been separately presented retrospectively in the consolidated statement of comprehensive loss as a single line item in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2023 and 2024 were separately presented retrospectively in the consolidated statements of cash flows in accordance with U.S. GAAP.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

As of December 31, 2025, the principal entities of the Group are as follows:

	Date of acquisition	Place of incorporation	Percentage of ownership	Principal activities
Ziitech Pty Ltd (“Ziitech”)	September 3, 2025	Australia	25% owned by the Company	Merchant digitalization and commerce-enablement solutions
Zii Cloud Singapore Pte Ltd	September 3, 2025	Singapore	60% owned by Ziitech	Merchant digitalization and commerce-enablement solutions

(d)	Variable interest entities

People’s Republic of China (the “PRC” or “China”) laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, insurance brokerage, fund distribution and other value-added telecommunications services. The Company is a Cayman Islands company and the former PRC subsidiaries are considered foreign-invested enterprises from the view of PRC laws. To comply with PRC laws and regulations, the Company entered into a series of contractual arrangements, through the former PRC subsidiaries, with the former VIEs and the shareholders of the former VIEs to obtain effective control over the former VIEs and their subsidiaries. In connection with the RPHL Group Deconsolidation in November 2025, the Company did not have any variable interest entity or subsidiary in mainland China as of December 31, 2025.

The following is a summary of the contractual arrangements that the Company’s former PRC subsidiaries entered into with VIEs and their nominee shareholders:

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

Exclusive business cooperation agreements — The Company’s relevant PRC subsidiaries and the VIEs entered into exclusive business cooperation agreements under which the VIEs engage the Company’s relevant PRC subsidiaries as their exclusive provider of technical services and business consulting services. The VIEs shall pay services fees to the Company’s relevant PRC subsidiaries, which are determined by the Company’s relevant PRC subsidiaries at its sole discretion. The Company’s relevant PRC subsidiaries shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising from the performance of the agreement. During the term of the agreement, the VIEs shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of the Company’s relevant PRC subsidiaries. These agreements will remain in effect for ten years, but can be terminated by the Company’s relevant PRC subsidiaries with 30 days’ advance written notice. These agreements can be extended at the sole discretion of the Company’s relevant PRC subsidiaries.

Equity pledge agreements — Pursuant to the relevant equity pledge agreements, the nominee shareholders of the VIEs have pledged all of their equity interests in the VIEs to the Company’s relevant PRC subsidiaries as collateral for all of the VIEs’ payments due to the Company’s relevant PRC subsidiaries and to secure the VIEs’ obligations under the above agreement. The nominee shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of the Company’s relevant PRC subsidiaries without the Company’s relevant PRC subsidiaries’ written consent. The Company’s relevant PRC subsidiaries are entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, the Company’s relevant PRC subsidiaries as the pledgee, will be entitled to request immediate payment of the unpaid service fee and other amounts due to the Company’s relevant PRC subsidiaries, and/or to dispose of the pledged equity. These equity pledge agreements will remain effective until the variable interest entities and their shareholders discharge all their obligations under the contractual arrangements.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

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

The following consolidated financial information of the Group’s VIEs after the elimination of inter-company transactions and balances as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 were included in the Group’s consolidated financial statements of discontinued operations as follows:

	As of December 31,
	2024	2025
	US$	US$
Total assets	12,525	—
Total liabilities	48,272	—

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Total net revenues	5,643	4,287	3,360
Net (loss)/profit	(1,902)	(543)	417

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Net cash provided by/(used in) operating activities	3,482	(332)	1,903
Net cash provided by/(used in) investing activities	5,085	(2,673)	1
Net cash provided by financing activities	—	—	—

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

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

(e)	Going Concern

The Group experienced net loss from continuing operation of US$5,706, US$318 and US$742 for the years ended December 31, 2023, 2024 and 2025, and net cash used in operating activities from continuing operation of US$862, US$265 and US$908 for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, the Group had working capital of US$364. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. In order to alleviate the pressure on capital turnover, the Group has reached an agreement with a third-party institution to obtain a line of credit facility with an amount up to US$40 million. Due to the unpredictable future of the capital markets and the industry in which the Group operates, there can be no assurance that the Group will be successful in achieving its budget goals, that the Group’s future capital raising will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its budget goals, it may have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements. The consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

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

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs for which the Company is the ultimate primary beneficiary, the subsidiaries of the VIEs and the entities controlled by the Company (see Note 4).

All significant intercompany transactions and balances between the Company, its consolidated subsidiaries and the consolidated VIEs have been eliminated upon consolidation.

(c)	Comparability and Reclassification Adjustment

The Group has elected to change its reporting currency from RMB to US$ starting from October 1, 2025. The aligning of the reporting currency with the underlying operations will better depict the Group’s results of operations for each period. The related financial statements prior to October 1, 2025 have been re-casted to US$ as if the financial statements originally had been presented in US$ since the earliest periods presented.

The change in reporting currency resulted in cumulative foreign currency translation adjustment to the Group’s comprehensive income/(loss) of US$3,051, US$1,557 and US$(1,349) for the years ended December 31, 2023, 2024 and 2025, respectively.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

(d)	Use of estimates

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

(e)	Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

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

(f)	Discontinued operations

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

(g)	Foreign currency translation and transactions

Effective October 1, 2025, the Company elected to change its reporting currency from Renminbi (“RMB”) to United States Dollar (“US$”). The functional currency of the Company and its international subsidiaries incorporated in the Cayman Islands, British Virgin Islands and Hong Kong is US$, the functional currency of Singapore entity is Singapore Dollar (“SGD”), the functional currency of the Australia entity is Australian Dollar (“AUD”), the functional currency of the PRC entity is RMB.

In the consolidated financial statements, the financial information of the Company’s entities located in the PRC, Singapore and Australia has been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the reporting period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive loss in the consolidated statements of comprehensive loss. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statements of changes in (deficit)/equity.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in other income/(expenses), net.

The Group recognizes the accumulated translation adjustment balance associated with disposed foreign subsidiaries as part of the gain or loss on disposal of foreign subsidiaries.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

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

The carrying amount of cash and cash equivalents, accounts receivable, other receivables included in prepayments and other current assets, accounts payable, other payables included in accrued expenses and other current liabilities approximates fair value because of their short-term nature. The Group’s non-financial assets would be measured at fair value only if they were determined to be impaired.

(i)	Cash and cash equivalents

Cash and cash equivalents consist of funds held in deposit accounts with banks and third party payment platform, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

(j)	Accounts receivable, net

Accounts receivable represent amounts due from customers and are stated at the original amount less allowance for credit losses. Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. The Company performs ongoing credit evaluation of its customers, and assesses allowance for credit losses of accounts receivable based on credit loss model on portfolio basis. Accounts receivable balances are written off after all collection efforts have been exhausted.

On January 1, 2023, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model) using the modified retrospective transition method. The Group’s financial assets subject to the CECL model include: accounts receivable and other receivables which are recorded as a component of the prepayments and other current assets.

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

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

(k)	Inventories

Inventories, consisting of POS solution related products, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as expiration aging, historical and forecasted consumer demand, and market conditions that impact pricing. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. There was no inventory written-down recognized for the year ended December 31, 2025.

(l)	Prepayments and other current assets

Prepayments and other current assets primarily include prepayment to suppliers, advances to employees and deposits. Prepayments and other current assets are stated at the historical carrying amount net of the allowance for credit losses. The Group reviews other receivables, which include advances to employees and deposits, on a periodic basis and makes allowances on an individual basis when there is doubt as to the collectability. Other receivables are written off after all collection efforts have been exhausted.

(m)	Goodwill

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

If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its fair value, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. There was no impairment loss of goodwill recognized for the year ended December 31, 2025.

(n)	Intangible assets, net

The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value. Intangible assets with useful lives are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful life
Software copyright	6 years
Customer relationship	7 years

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

(o)	Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Group recorded impairment of long-lived assets of nil for the years ended December 31, 2023, 2024 and 2025.

(p)	Revenue recognition

The Group’s revenues are mainly generated from payment platform partnership, Software-as-a-Service (“SaaS”) subscription services and other revenue which includes hardware sales and installment services, and software development services.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenue is recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding sales taxes collected on behalf of government authorities).

The Group determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group considers itself a principal and recognizes revenues on a gross basis as it controls the products or services based on that the Group is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before the specified good or service has been transferred to a customer and has discretion in establishing the price for the specified good or service.

Revenues from payment platform partnership

The Group establishes referral partnership with third-party payment platforms, providing referral services associated with each individual transaction generated by the merchants that Ziitech has successfully referred to the payment platform in exchange for incentive fees. The Group identifies one performance obligation as referral of each individual transaction. The transaction price is based on fixed percentage of referred transaction amounts, which is variable and constrained as such price is contingent upon the referred merchants’ transaction amounts. The Group recognizes revenue at point in time when the referred merchants have been approved by the payment platforms and when the variable consideration is not constrained after the periodic reconciliation report is agreed with payment platforms.

Revenues from SaaS subscription services

The Group provides SaaS subscription services to merchants for food and beverage solutions and retail solutions, enabling the merchants to improve order efficiency and better payment experience. The Group identifies SaaS subscription services as distinct and separately identifiable performance obligation. The monthly SaaS subscription service fee is fixed and pre-determined in the contracts. However, if the merchant’s monthly transaction volume meets certain threshold as pre-determined in the contract, that month’s SaaS subscription fee is waived by the Group. Therefore, the transaction price of SaaS subscription service is variable and constrained by the monthly transaction volume. The Group recognizes revenue from SaaS subscription service overtime on a monthly basis when it is probable that a significant reversal will not occur.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

Other revenues

Other revenue is mainly generated from hardware sales and installment services and software development services.

For hardware sales and installment services, the Group sells POS-related hardware and POS related installment services to customers. The Group’s performance obligation is to deliver products to customers and/or complete installment services based on the customers’ demand. Prices listed in the contract are fixed amounts and no other financial elements are identified. Revenues from hardware sales and installment services are recognized at the point when customer acceptance is completed.

For software development services, the Group offers end-to-end white label software that enables customers to launch their own branded POS platform. The Group recognizes revenue from customization of platform service at point in time upon acceptance.

Contract balance

Contract balances include advance from customers, which are presented in accrued expenses and other current liabilities on the consolidated balance sheet. As of December 31, 2024 and 2025, the Group had nil and US$123 of advance from customers, respectively. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customer’s payment.

The Group elected the practical expedient to not disclose the transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as substantially all of the contracts have an original expected duration of one year or less.

Revenue disaggregation

The Group disaggregates revenue into revenue streams as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Payment platform partnership	—	—	740
SaaS subscription services	—	—	367
Other revenue
Hardware sales and installment services	—	—	436
Software development services	—	—	55
Subtotal	—	—	491
Total	—	—	1,598

The following table summarizes the Group’s revenues recognized at a point in time or over time:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenues recognized at a point in time	—	—	1,217
Revenues recognized over time	—	—	381
Total	—	—	1,598

(q)	Cost of revenues

Cost of revenues primarily includes POS related hardware cost, fees paid to cloud server providers, fees paid to payment platform providers, staff costs and other costs.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

(r)	Selling and marketing expenses

Selling and marketing expenses primarily include staff expenses, commission expenses and entertainment expenses. During the years ended December 31, 2024 and 2025, the promotional and advertising expenses were nil.

(s)	General and administrative expenses

General and administrative expenses primarily include professional expenses, depreciation and amortization expenses, staff expenses, office expenses and rental expenses.

(t)	Research and development expenses

Research and development expenses consist primarily of IT consulting expenses and staff expenses. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

(u)	Share-based compensation expenses

All share-based awards granted to employees, including restricted ordinary shares and share options, are measured at fair value on grant date. Share based compensation expense is recognized using the straight-line method or graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

The Binomial option pricing model is used to estimate fair value of the share options. Restricted ordinary shares are measured based on the fair value of ordinary shares at the grant date. The determination of estimated fair value of share-based payment awards on the grant date using an option pricing model was affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate, volatility and any expected dividends. Shares that do not have quoted market prices, were valued based on the income approach. Determination of estimated fair value of shares that do not have quoted market prices requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on similar companies in Australia.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting option and records share based compensation expenses only for those awards that are expected to vest.

(v)	Leases

The Group accounts for leases under ASC 842. The Group categorizes leases with contractual terms longer than 12 months as either operating or finance lease. The Group elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease. The Group did not enter into finance leases for any of the periods presented. The lease terms of operating leases vary from one year to three years.

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

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

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

(w)	Taxation

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

(x)	Segment reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer (“CEO”) is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment. The Company has concluded that consolidated net loss is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net loss as reported in the consolidated statements of operations. See Note 17 for significant expenses regularly provided to the Group’s CODM.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

The Group’s long-lived assets are all located in Australia and substantially all of the Group’s revenues from continuing operations are derived from within Australia. Therefore, no geographical segments are presented.

(y)	Loss per share

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

Basic loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and restricted shares using the treasury stock method, and convertible loan under if-convertible method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. Net loss per ordinary share is computed on Class A Ordinary Shares and Class B Ordinary Shares on a combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.

(z)	Comprehensive loss

Comprehensive loss is defined to include all changes in shareholders’ deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(aa)	Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Group has adopted ASU 2023-09 from January 1, 2025 on a retrospective basis. The adoption did not have material impact on the consolidated statements but resulted in certain additional disclosures as required by ASU.

(bb)	Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting the standard.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting, Narrow-Scope Improvements. The ASU was updated to improve the navigability of the required interim disclosures within ASC No. 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. This ASU is effective for interim periods within fiscal years beginning after December 15, 2027 for public business entities, and for fiscal years beginning after December 15, 2028 for non-public entities. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Group is currently evaluating the impact of adopting the standard.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position.

3.	Concentration and risks
(a)	Concentration of customers and vendors

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2024	2025
Customer B	*	32%
Customer A	*	28%

The following table sets forth a summary of single customer who represents 10% or more of the Group’s total revenues:

	For the years ended December 31,
	2023	2024	2025
Customer A	*	*	22%
Customer B	*	*	11%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable:

	As of December 31,
	2024	2025
Supplier A	*	25%
Supplier C	*	21%
Supplier B	*	17%

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total cost of revenues:

	For the years ended December 31,
	2023	2024	2025
Supplier B	*	*	14%

*Representing percentage less than 10%

(b)	Credit risks

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, accounts receivable, net, prepayments and other current assets, net. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Group’s cash and cash equivalents are held with financial institutions that Company’s management believes to be high credit quality. The Company periodically evaluates the creditworthiness of the existing customers and suppliers in determining provision for expected credit losses.

4.	Business combination

On September 3, 2025, the Group acquired 25% equity interests in Ziitech and its consolidated subsidiaries from third parties. Ziitech is engaged in providing merchant digitalization and commerce-enablement solutions to SMEs in the international markets. Pursuant to the share purchase agreement, the Company issued 83,726,789 Class A ordinary shares to certain shareholders of Ziitech, which was completed on September 3, 2025, the closing date of the acquisition, upon which the Group obtained control over and consolidated Ziitech.

The Company obtained control of Ziitech through legally enforceable rights derived from the Shareholders Agreement and Deed of Variation of Ziitech’s Constitution signed on September 3, 2025. These rights, which collectively demonstrate the Company’s ability to direct the activities that most significantly impact Ziitech’s economic performance, include but are not limited to the following:

1)	The contractual right to appoint two-thirds of Ziitech’s board of directors. Pursuant to the Shareholders Agreement, Ziitech’s most significant financial and operating activities are exclusively decided by the board, enabling the Company to dominate key decision-making processes that drive Ziitech’s financial returns;

2)	A substantive veto right over all matters requiring shareholder resolution, including the determination of the number of seats on the board of directors. Such right provides the Group with effective participation, i.e. the ability to block significant decisions proposed by other investors who have 75% voting interest in aggregate, as such the control does not rest with the remaining 75% equity interest holders because they cannot cause Ziitech to take an action that is significant in the ordinary course of business if it has been vetoed by the Group; combined with the contractual right to appoint two-thirds of Ziitech’s board of directors, the Group ensures its control over Ziitech and prevents presumption of control by the remaining 75% equity interest holders of Ziitech.

Through the acquisition of Ziitech, the Group manages merchant digitalization and commerce-enablement solutions businesses and can expand its network in Australia and Singapore which will further strengthen its business presence and will help it to explore expansion opportunities on a global scale.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair values on the acquisition date and consisted of the following major items.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

Amount
US$
Fair value of issuance of Class A Ordinary Shares for acquisition of Ziitech	2,320
Fair value of non-controlling interests(i)	4,851
Total	7,171
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	152
Accounts receivable, net	315
Inventories	142
Prepayments and other current assets	36
Intangible assets, net	3,847
Property, equipment and software, net	10
Operating right-of-use assets, net	124
Other non-current assets	31
Accounts payable	(102)
Accrued expenses and other liabilities	(946)
Operating lease liabilities, current	(86)
Deferred tax liabilities	(65)
Operating lease liabilities, non-current	(46)
Goodwill(ii)	3,759
Total	7,171

(i) Non-controlling interests mainly represent the interests allocated to shareholders with 75% equity interest in Ziitech. Fair value of the non-controlling interests was estimated with reference to the purchase price per share as of the acquisition date, with assistance of independent appraiser.

(ii) Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed in the acquisition. Goodwill primarily represents the expected synergies from combining operations of Ziitech in Australia with those of the Group. The goodwill is not deductible for tax purposes.

The revenue and net loss of Ziitech since the acquisition date and that were included in the Company’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2025 are US$1,598 and US$340, respectively. Prior to the acquisition, Ziitech did not prepare its financial statements in accordance with US GAAP and had a different fiscal year end from the Group. The Group determined that the cost of reconstructing the financial statement of Ziitech for the periods prior to the acquisition outweighed the benefits. Thus the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

5.	Deconsolidation
(a)	Disposal SCHL Group

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

(b)	Deconsolidation of RPHL Group

The Company entered into a share transfer agreement transaction on November 7, 2025 (the “Share Transfer Agreement”), with Vantage Capital Global Limited (the “Vantage”), an entity controlled by Jun Lang, an officer who has responsibility for planning, directing and controlling the activities of Pintec Jinke (Beijing) Technology Information Co., Ltd., a variable interest entity of the Company before deconsolidation. Pursuant to the Share Transfer Agreement, Vantage acquired 100% equity interest of Romantic Park Holdings Limited (Romantic Park”), an entity was wholly owned by the Company. The transaction resulted in the divestment of some of the former WFOEs and all VIEs (together with Romantic Park, “RPHL Group”), which previously conducted operations in mainland China. The excess of the consideration over the carry value of the net assets of RPHL Group was recorded to the additional paid in capital because Lang Jun has significant influence on the previous operation in mainland China. Upon completion of the divesture, the Company lost its control over RPHL Group and accordingly, the Company deconsolidated RPHL Group’s financial statements since November 7, 2025 (the “disposal date”).

The divesture represented a strategic shift that had a major effect on the Group’s operations and financial results and was accounted for as discontinued operations. The Group has classified the historical financial results of RPHL Group as discontinued operations in the Group’s consolidated statements of comprehensive loss for all periods presented. Additionally, the related assets and liabilities associated with discontinued operations in the prior year consolidated balance sheet were classified as assets/liabilities of discontinued operations to provide the comparable financial information. In connection with the divesture of RPHL Group, the Company recorded the excess amount of US$66,091 between nil consideration and the carry value of the net liability of RPHL Group in additional paid in capital, net of tax of nil, in the consolidated balance sheets, as the transaction is with a related party of the Group.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

The assets and liabilities are included in the captions “Current assets of discontinued operations”, “Non-current assets of discontinued operations”, “Current liabilities of discontinued operations” and “Non-current liabilities of discontinued operations”, in the accompanying consolidated balance sheets as of December 31, 2024 and consist of the following:

As of December 31, 2024
US$
Cash and cash equivalents	3,687
Accounts receivable, net	472
Short‑term financing receivables, net	8,554
Prepayments and other current assets, net	223
Current assets of discontinued operations	12,936

Non-current restricted cash	685
Long‑term financing receivables, net	223
Operating lease right-of-use assets	245
Other non-current assets	75
Non-current assets of discontinued operations	1,228

Accounts payable	561
Tax payable	2,593
Amounts due to related parties	41,496
Accrued expenses and other liabilities	22,176
Operating lease liabilities, current	227
Current liabilities of discontinued operations	67,053

Operating lease liabilities, non-current	164
Other non-current liabilities	563
Non-current liabilities of discontinued operations	727

The condensed cash flows of RPHL Group were as follows for the years ended December 31, 2023 and 2024 and for the period from January 1, 2025 through the disposal date, the date immediately preceding the RPHL Group Deconsolidation, are included in the consolidated statements of cash flows of the Company as cash flow from discontinued operations.

			From the period from
	For the years ended December 31,		January 1, 2025 through
	2023	2024	the disposal date
	US$	US$	US$
Net cash provided by/(used in) operating activities	2,077	(1,807)	1,054
Net cash provided by/(used in) investing activities	4,981	(11)	(5,419)
Net cash provided by financing activities	—	—	—

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

The comparative consolidated statements of operations have been represented to show the discontinued operations separately from continuing operations. Results of operations of RPHL Group for the period from January 1, 2025 through the disposal date, the date immediately preceding the RPHL Group Deconsolidation, and for the years ended December 31, 2023 and 2024, shown in the table below, are included in the consolidated comprehensive loss as “net loss from the discontinued operations, net of income tax” for those respective periods, after intercompany eliminations, as applicable.

			From the period from
	For the years ended December 31,		January 1, 2025 through
	2023	2024	the disposal date
	US$	US$	US$
Major classes of line items of discontinued operations
Revenues:
Technical service fees	3,379	1,011	530
Installment service fees	1,906	1,856	1,445
Wealth management service fees	2,160	2,017	1,606
Total revenues	7,445	4,884	3,581
Cost of revenues:
Funding cost	(1,374)	—	(2)
Reversal/(provision) of credit losses	78	(304)	(544)
Origination and servicing cost	(4,587)	(1,643)	(869)
Reversal of guarantee	443	163	—
Cost of revenues	(5,440)	(1,784)	(1,415)
Gross profit	2,005	3,100	2,166
Operating expenses:
Sales and marketing expenses	(3,002)	(2,627)	(2,007)
General and administrative expenses	(2,937)	(1,624)	(671)
Research and development expenses	(352)	(315)	(539)
Impairment on long-lived assets	(1,948)	(199)	—
Total operating expenses	(8,239)	(4,765)	(3,217)
Operating loss from discontinued operations	(6,234)	(1,665)	(1,051)
Interest income, net	—	30	42
Other expenses, net	(1,428)	(6)	(68)
Loss before income tax expense	(7,662)	(1,641)	(1,077)
Income tax benefit/(expense)	1,963	(95)	278
Net loss from discontinued operations, net of income tax	(5,699)	(1,736)	(799)

6.	Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2024	2025
	US$	US$
Accounts receivable	—	417
Provision for credit losses	—	(92)
Accounts receivable, net	—	325

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

The movements in the allowance for credit losses for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Balance at beginning of the year	—	—	—
Additions upon acquisition of Ziitech	—	—	70
Additions	—	—	19
Foreign exchange impact	—	—	3
Balance at end of the year	—	—	92

For the years ended December 31, 2023, 2024 and 2025, no write-off or recoveries of allowance for credit losses were recorded.

7.	Prepayments and other current assets

Prepayments and other current assets, net, consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Prepayment to suppliers	3	325
Advances to employee	—	50
Deposits	—	29
Total prepayments and other current assets	3	404

For the years ended December 31, 2023, 2024 and 2025, no allowance for credit losses of prepayments and other current assets was recorded.

8.	Intangible assets

Intangible assets, net consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Software copyright	—	1,054
Customer relationship	—	2,793
Total cost	—	3,847
Less: accumulated amortization	—	(187)
Intangible assets, net	—	3,660

Amortization expenses for the years ended December 31, 2023, 2024 and 2025 was nil, nil and US$187, respectively. The estimated amortization expense for intangible assets in each of the next five years and thereafter are US$575, US$575, US$575, US$575, US$575 and US$785, respectively.

9.	Borrowings

As of December 31, 2024 and 2025, the Group had short-term borrowing of US $250 and nil, and long-term borrowing of nil and US$1,800 from a third-party company BitTo Inc. The maturity period of the borrowings that were borrowed during the years ended December 31, 2024 and 2025 was September 30, 2027 with an annual interest rate of 7%.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

10.	Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Interest payable	11	270
Loans from non-controlling interest shareholders(1)	—	228
Wage payable	50	173
Advance from customers	—	123
Other payable to third parties	199	181
Tax payable	—	83
Accrued expenses	—	70
Loan from management	—	54
Commission payable	—	33
Others	13	7
Total	273	1,222
(1)	represents loans borrowed from non-controlling interest shareholders of Ziitech for daily operations with daily interest of 0.03%. The loans have been fully repaid in February 2026.

11.	Lease

The Group has operating leases for its office space including lease arrangements with third parties. Short-term leases include office leases with a term of 12 months or less. The Group has elected to apply the practical expedient to not separate the lease component and its associated non-lease component.

The following components of lease costs are included in the Group’s consolidated statement of operations and comprehensive loss:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Long-term lease expense	—	—	30
Short-term lease expense	—	—	15
Total lease costs	—	—	45

For the years ended December 31, 2023, 2024 and 2025, no impairment of right-of-use assets was recorded from continuing operations.

The following table presents supplemental information related to operating leases:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Other information
Cash paid for amounts included in the measurement of operating lease liabilities
Operating cash flows for operating leases	—	—	27
Supplemental lease cash flow disclosure
Right-of-use assets obtained in exchange for new operating lease liabilities	—	—	—
Weighted-average remaining lease term (years)	—	—	1.25
Weighted-average discount rate	—	—	6.0%

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

As of December 31, 2025, future minimum lease payments are as follows:

For the year ending December 31,	Amount
US$
2026	88
2027	24
Total lease payments	112
Less: imputed interest	(3)
Present value of lease liabilities	109

12.	Taxation

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

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first HK dollar 2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. The Hong Kong subsidiary did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2023, 2024 and 2025. Payments of dividends by the Hong Kong subsidiary to the Group are therefore not subject to withholding tax in Hong Kong.

Australia

All companies are subject to a federal tax rate of 30% on their taxable income, except for ‘small or medium business’ companies, which are subject to a reduced tax rate of 25%. The reduced tax rate applies only to those companies that, together with certain ‘connected’ entities, fall below the aggregated turnover threshold of AUD 50 million. One subsidiary of the Group incorporated in Australia is subject to a reduced tax rate of 25%.

Singapore

The Company’s subsidiary incorporated in Singapore, is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable corporate income tax rate is 17% in Singapore, with 75% of the first SGD 10,000 taxable income and 50% of the next SGD 190,000 taxable income are exempted from income tax.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Effective January 1, 2008, the EIT Law in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the years ended December 31, 2023, 2024 and 2025.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the year ended December 31, 2025, one PRC subsidiary is qualified small and low-profit enterprise, and thus is eligible for the above preferential tax rates for small and low-profit enterprises.

Withholding tax on undistributed dividends

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%. The Group did not record any dividend withholding tax, as the Group’s FIE has no retained earnings in any of the period presented.

Loss before income tax expense from continuing operations was attributable to the following geographic locations:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Australia	—	—	(400)
All other non-Australia	(5,706)	(318)	(407)
Total loss before income tax expense	(5,706)	(318)	(807)

The following table sets forth current and deferred portion of income tax expense of the Company’s continuing operations:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Current income tax expense
Australia	—	—	—
All other non-Australia	—	—	—
Total current income tax expenses	—	—	—
Deferred income tax benefit
Australia	—	—	(65)
All other non-Australia	—	—	—
Total deferred income tax benefit	—	—	(65)
Total income tax benefit
Australia	—	—	(65)
All other non-Australia	—	—	—
Total income tax benefit	—	—	(65)

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

A reconciliation of the Group’s statutory tax rate to the effective income tax rate was as follows:

	For the years ended December 31,
	2023		2024		2025
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	US$		US$		US$
Loss before income tax	(5,706)	100.0%	(318)	100.0%	(807)	100.0%
Australia statutory income tax rate	30%	30%	30%	30%	30%	30%

Computed income tax benefit with Australia statutory income tax rate	(1,712)	30.0%	(95)	30.0%	(242)	30.0%
Domestic tax effects
Preferential tax rate	—	0.0%	—	0.0%	20	(2.5)%
Changes in valuation allowance	—	0.0%	—	0.0%	31	(3.8)%
Non-deductible expenses	—	0.0%	—	0.0%	4	(0.5)%
Foreign tax effects
Cayman Islands
- Statutory tax rate difference between Cayman Islands and Australia	1,712	(30.0)%	95	(30.0)%	96	(11.9)%
PRC
- Preferential tax rate	—	0.0%	—	0.0%	10	(1.2)%
- Other	—	0.0%	—	0.0%	5	(0.6)%
Other foreign jurisdictions	—	0.0%	—	0.0%	11	(1.4)%
Effective income tax rate	—	0.0%	—	0.0%	(65)	8.1%

Income taxes paid by jurisdiction are as follows:

For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Australia	—	—	—
All other non-Australia	—	—	—
Total loss before income tax expense	—	—	—

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of December 31,
	2024	2025
	US$	US$
Deferred tax assets:
Net operating loss carry forwards	—	929
Allowance for credit losses	—	23
Operating lease liabilities	—	28
Subtotal	—	980
Less: valuation allowance	—	(40)
Total deferred tax assets, net	—	940
Net off against deferred tax liabilities	—	(940)
Net deferred tax assets	—	—

Deferred tax liabilities:
Operating right-of-use assets	—	(25)
Intangible assets acquired in a business acquisition	—	(915)
Total deferred tax liabilities	—	(940)
Net off against deferred tax assets	—	940
Net deferred tax liabilities	—	—

Changes in valuation allowance are as follows:

	As of December 31,
	2023	2024	2025
	US$	US$	US$
Balance at beginning of the year	—	—	—
Additions	—	—	40
Balance at end of the year	—	—	40

The Group’s valuation allowance is considered on each individual subsidiary. The Group has recognized the valuation allowance against deferred tax assets as the Group believes that it is more likely than not that its deferred tax assets will not be realized considering the historical losses and it does not expect to generate sufficient taxable income in the near future.

For entities incorporated in Australia, Singapore and Hong Kong, net loss can be carried forward indefinitely; for entities incorporated in PRC, net loss can be carried forward for five years. As of December 31, 2024, the Group had net operating loss carryforwards of nil. As of December 31, 2025, the Group had net operating loss carryforwards of approximately US$3,683, US$5, US$33, and US$51 for entities incorporated in Australia, Singapore, Hong Kong and PRC, respectively. As of December 31, 2025, the net operating loss carryforwards from PRC will expire, if unused, in 2030.

Uncertain Tax Position

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions. For the years ended December 31, 2023, 2024 and 2025, the Group did not incur any interest and penalties related to potential underpaid income tax expenses.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

Generally, the Commissioner of Taxation of Australia may amend an assessment within four years after the day of which an assessment is given to a company. The tax years ended December 31, 2021 through 2024 for the Group’s subsidiary in the Singapore are generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2019 through 2024 for the Group’s subsidiary in Hong Kong are generally subject to examination by the Hong Kong tax authorities. The tax years ended December 31, 2020 through 2024 for the Group’s subsidiary in the PRC are generally subject to examination by the PRC tax authorities.

13.	Share-based compensation expenses

For the years ended December 31, 2024 and 2025, total share-based compensation expenses were nil and US$14, respectively. For the year ended December 31, 2023, the reversal of share-based compensation expense was US$972.

(a)Share options issued by Jimu Parent to employees of the Company

Starting from 2014, Jimu Parent granted multiple tranches of share options with tiered vesting commencement dates to employees, including employees of the Company. The options are generally scheduled to be vested over four years, one-fourth of the awards shall be vested upon the end of the calendar year in which the awards were granted or the first anniversary dates of the grants, and the remaining of the awards shall be vested on straight line basis. Options granted typically expire in ten years from the respective vesting commencement date as stated in the grant letters.

A summary of activities of the service-based share options granted to the employees of the predecessor operations of the Company for the year ended December 31, 2025 is presented below:

	Options	Weighted Average	Weighted Average Remaining	Average
	Outstanding	Exercise Price US$	Contractual Life (In years)	Intrinsic Value
Outstanding as of December 31, 2024	25,895	1.00	0.22	—
Granted	—	—	—	—
Exercised	(7,500)	—	—	—
Forfeited	(12,090)	1.00	—	—
Outstanding as of December 31, 2025	6,305	—	0.00	—
Vested and exercisable as of December 31, 2025	6,305	—	0.00	—

For the years ended December 31, 2023, 2024 and 2025, no share-based compensation expenses were recognized associated with the service-based share options granted to employees of the predecessor operations of the Company and allocated to the Company.

As of December 31, 2025, there was no unrecognized share-based compensation expenses related to the share options granted to employees of the predecessor operations of the Company and allocated to the Company.

(b)	Restriction of ordinary shares held by management and employees

The Company granted 1,863,043 restricted shares on June 28, 2019 to its employees and management. The shares subject to vesting thereafter in 4 equal and continuous yearly installments following the grant date provided that the employees’ and managements’ continuous service. The fair value of the restricted shares on the grant date equal to the market price of the Company’s ordinary shares, which was US$0.42 per share.

The fair value of the ordinary shares at the grant date is recognized as compensation expenses using graded vesting method over the requisite service period, which is the vesting period.

There are no activities of the total restricted ordinary shares for the year ended December 31, 2025.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

For the years ended December 31, 2023, 2024 and 2025, share-based compensation expenses recognized associated with the restricted ordinary shares and allocated to the Company were US$1, nil and nil, respectively. As of December 31, 2025, there was no unrecognized compensation cost related to non-vested service-based restricted ordinary shares.

(c)Share options granted by the Company to employees of the Company

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

A summary of activities of the service and performance-based share options granted to the employees and directors of the Company for the year ended December 31, 2025 are presented below:

			Weighted Average
		Weighted Average	Remaining	Average
	Options	Exercise	Contractual	Intrinsic
	Outstanding	Price US$	Life (In years)	Value
Outstanding as of December 31, 2024	1,961,750	0.3015	4.95	5
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding as of December 31, 2025	1,961,750	0.3015	3.95	5
Vested and exercisable as December 31, 2025	1,961,750	0.3015	3.95	5

For the years ended December 31, 2024 and 2025, share-based compensation expenses recognized associated with share options granted by the company were nil. For the year ended December 31, 2023, the reversal of share-based compensation expense recognized associated with share options granted by the company was US$973. As of December 31, 2025, there was no unrecognized share-based compensation related to the share options granted to the Group’s employees and directors. There were no new granted options for the years ended December 31, 2023, 2024 and 2025. The total intrinsic value of options exercised during the years ended December 31, 2023, 2024 and 2025, was US$1, nil and nil, respectively.

(d)Class C shares options granted by Ziitech to employees

Ziitech granted 89,442 Class C shares options of Ziitech on July 1, 2024 to its employees. The shares subject to vesting thereafter in 4 equal and continuous yearly installments following the grant date provided that the employees’ continuous service. The fair value of the options with exercise price of nil on the grant date was US$2.19 per share options.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

The fair value of the Class C ordinary share options at the grant date recognized as compensation expenses using graded vesting method over the requisite service period, which is the vesting period.

Weighted Average
	Number	Grant Date
	Outstanding	Fair Value (US$)
Unvested as of December 31, 2024	—	—
Acquisition of Ziitech	54,157	2.19
Vested	—	—
Forfeited	—	—
Unvested as of December 31, 2025	54,157	2.19

For the years ended December 31, 2023, 2024 and 2025, share-based compensation expenses recognized associated with the Class C share options were nil, nil and US$14, respectively. As of December 31, 2025, unrecognized compensation cost was US$55, which was expected to be recognized in a weighted average period of 2.5 years.

The estimated fair value of Class C shares options granted by Ziitech to employees was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility. The key inputs are summarized below:

1)	The expected volatility was 53.63% and referred to historical volatilities of several comparable companies;
2)	The dividend yield was 0% and estimated based on the Company’s expected dividend policy over the expected term of the options;
3)	The risk-free rate for periods within the contractual lives of the options was 4.38% and based on Australian government bond yields;
4)	The estimated fair value of Class C ordinary share, at the option grant dates, was US$2.19.

14.	Defined contribution plan

Full time employees of the Group in the PRC, Australia and Singapore participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were nil, nil and US$67 for the years ended December 31, 2023, 2024 and 2025.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

15.Loss per share

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Numerator:
Net loss from discontinued operations attributable to J and Friends Holdings Limited shareholders	(5,347)	(1,830)	(835)
Denominator:
Weighted average ordinary shares outstanding
—basic and diluted*	494,712,397	554,687,200	581,991,927
Basic and diluted net loss per share from discontinued operations attributable to ordinary shareholders	(0.01)	(0.003)	(0.001)
Numerator:
Net loss from continuing operations attributable to J and Friends Holdings Limited shareholders	(5,706)	(318)	(489)
Denominator:
Weighted average ordinary shares outstanding
—basic and diluted*	494,712,397	554,687,200	581,991,927
Basic and diluted net loss per share from continuing operations attributable to ordinary shareholders	(0.01)	(0.001)	(0.001)
*

For the years ended December 31, 2023, 2024 and 2025, restricted shares, share options and warrants were anti-dilutive and thus excluded from the calculation of diluted loss per share. The potential dilutive securities that were not included in the calculation of dilutive loss per share in those periods are 529,450, 507,352 and 208,793 respectively, for the years ended December 31, 2023, 2024 and 2025.

16.Commitments and contingencies

Commitment

The Group had no purchase commitment as of December 31, 2025.

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

The Company is not aware of any pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

J AND FRIENDS HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except for share data and per share data, or otherwise noted)

17.Segment reporting

The Group’s CODM is its CEO, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. The Group manages its operations and allocates resources as a single operating segment.

The following table includes the significant expense categories and amounts that are regularly provided to the CODM:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenues	—	—	1,598
Less:
Cost of revenues (1)	—	—	(455)
Sales and marketing expenses (1)	(51)	(1)	(539)
General and administrative expenses (1)	(575)	(293)	(1,438)
Research and development expenses (1)	—	—	(492)
Share-based compensation reversal/(expenses)	972	—	(14)
Interest expenses, net	(631)	(14)	(52)
Other segment items (2)	(5,421)	(10)	650
Net loss from continuing operations	(5,706)	(318)	(742)

(1) Exclusive of share-based compensation expenses.

(2) Other segment items included loss from disposal of subsidiaries, other expense/(income) and income tax expense.

18.Subsequent events

The Company has evaluated subsequent events through the issuance of the consolidated financial statements and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as disclosed below.

On February 9, 2026, the Company established Beijing YJZY Tech Co., Ltd. in PRC.

In April 2026, a wholly-owned subsidiary of the Company borrowed RMB1,100 (approximately US$157) from a third party for daily operation. The loan has an annual interest of 6% and a one-year maturity.